Form 20-F
period 2014-12-31
Wowo Ltd
filed 2015-05-15
CIK 1527762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .December 31, 2014

For the transition period from                       to

Commission file number 001-36896

Wowo Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Third Floor, Chuangxin Building No. 18 Xinxi Road, Haidian District, Beijing People’s Republic of China (8610) 5906 5200
(Address of principal executive offices)

Frank Zhao Chief Financial Officer Wowo Limited Third Floor, Chuangxin Building No. 18 Xinxi Road, Haidian District, Beijing People’s Republic of China Phone: (8610) 5906-5000 Fax: (8610) 5906 5200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 18 ordinary shares, par value US$0.00001 per share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

303,886,640 Ordinary Shares
12,202,988 Series A-1 Preferred Shares
122,029,877 Series A-2 Preferred Shares
30,507,471 Series B Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•                      “we”, “us”, “our company”, or “our” refers to Wowo Limited, its subsidiaries and consolidated affiliated entities;

•                      “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•                      “ADS” refers to American depositary shares, each of which represents 18 ordinary shares;

•                      “China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•                      “Renminbi” or “RMB” refers to the legal currency of China; and

•                      “$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.2046 to $1.00, the noon buying rate on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•                      our goals and strategies;

•                      our prospects, business development, growth of our operations, financial condition and results of operations;

•                      the expected growth of the Internet and mobile user populations in China;

•                      our plans to enhance subscriber experience, upgrade our infrastructure and increase our service offerings;

•                      our expectations regarding demand for and market acceptance of our services;

•                      competition in our industry in China;

•                      our planned use of proceeds; and

•                      fluctuations in general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations could later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online service industry might not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results could differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.                                    Selected financial data.

The following summary consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, and summary consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of operations data for the year ended December 31, 2011 and consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and ‘‘Item 5. Operating and Financial Review and Prospects’’ included elsewhere in this annual report.

	For the year ended December 31,
	2011	2012	2013	2014
	(US$ in thousands, except share and share related data)
Summary consolidated statements of operations data:
Net revenues	11,540	27,815	36,253	30,073
Cost of revenues	5,986	7,185	6,583	7,040
Gross profit	5,554	20,630	29,670	23,033
Operating expenses:
Marketing	36,092	12,487	10,426	11,254
Selling, general and administrative	60,498	47,010	49,280	55,447
Impairment of intangible assets	—	—	2,035	—
Total operating expenses	96,590	59,497	61,741	66,701
Loss from operations	(91,036)	(38,867)	(32,071)	(43,668)
Interest income	77	21	44	7
Interest expense	(166)	(224)	(137)	(12)
Other income/(expense), net	410	20	(89)	(196)
Gain (loss) from disposal of VIE and VIE’s subsidiaries	266	(29)	—	—
Loss before provision for income taxes	(90,449)	(39,079)	(32,253)	(43,869)
Provision for income tax benefits	(60)	(69)	(81)	—
Net loss	(90,389)	(39,010)	(32,172)	(43,869)
Less: net loss attributable to noncontrolling interests	(422)	—	—	(13)
Net loss attributable to Wowo Limited	(89,967)	(39,010)	(32,172)	(43,856)
Accretion for Series A-1 convertible redeemable preferred shares	553	289	1,199	1,445
Accretion for Series A-2 convertible redeemable preferred shares	4,040	15,748	34,337	36,947
Accretion for Series B convertible redeemable preferred shares	—	1,544	2,106	2,422
Net loss attributable to holders of ordinary shares of Wowo Limited	(94,560)	(56,591)	(69,814)	(84,670)
Net loss per ordinary share:
Basic	(0.30)	(0.18)	(0.23)	(0.28)
Diluted	(0.30)	(0.18)	(0.23)	(0.28)
Net income per Series A-1 convertible redeemable preferred shares—Basic	0.13	0.03	0.10	0.12
Net income per Series A-2 convertible redeemable preferred shares—Basic	0.14	0.14	0.28	0.30
Net income per Series B convertible redeemable preferred shares—Basic	N/A	0.06	0.07	0.08
Shares used in computation of net loss per ordinary share:
Basic	319,927,791	310,188,010	303,886,640	303,886,640
Diluted	319,927,791	310,188,010	303,886,640	303,886,640
Shares used in computation of net income per Series A-1 convertible redeemable preferred share	4,105,923	11,151,244	12,202,988	12,202,988
Shares used in computation of net income per Series A-2 convertible redeemable preferred share	28,930,139	110,937,536	122,029,877	122,029,877
Shares used in computation of net income per Series B convertible redeemable preferred share	N/A	25,659,708	30,507,471	30,507,471

	As of December 31,
	2011	2012	2013	2014
	(US$ in thousands, except share and share related data)
Summary consolidated balance sheet data:
Total current assets	20,843	11,753	11,640	10,306
Total assets	38,323	26,991	23,375	20,343
Total current liabilities	53,324	67,297	96,425	67,500
Total liabilities	53,484	67,387	96,425	129,466
Total deficit	(74,544)	(86,594)	(156,889)	(233,776)
Total liabilities, mezzanine equity and deficit	38,323	26,991	23,375	20,343

The following operating metrics are derived from our operating database:

	As of or for the three months ended,
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Operating Metrics
Number of merchant clients(1)	35,194	34,299	41,082	43,982	45,051	56,676	69,851	76,910	77,355	92,002	105,430	117,889
Number of service offerings(2)	74,348	87,254	107,239	142,827	156,777	203,681	261,662	295,108	302,547	366,659	430,473	486,350
Number of installed WoWo Mall Apps(3)	101,419	1,034,706	2,359,908	3,811,820	5,588,879	7,163,276	8,872,398	10,426,455	12,484,304	14,511,022	17,294,932	19,648,295

Notes:

(1)             Number of merchant clients reflects the number of total merchant clients, which includes number of merchant clients that have opened a storefront in our WoWo Mall as well as merchant clients that have only participated in our group buy/flash sale channel without opening a storefront in our WoWo Mall, that have made a sale during the given period.

(2)             Number of service offerings reflects the variety of service offerings provided by our merchant clients that our customers may view and purchase in our group buy/flash sale channel and online stores in our WoWo Mall during a given period.

(3)             Number of installed WoWo Apps reflects the number of WoWo Mobile Apps the retail consumers have downloaded and installed on their smart phones or mobile devices since the commencement of our mobile commerce operation in the end of 2011 to a specific date.

B.                                    Capitalization and indebtedness.

Not applicable.

C.                                    Reasons for the offer and use of proceeds.

Not applicable.

D.                                    Risk factors.

Risks Relating to Our Business and Industry

We have a limited operating history and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We launched our group buying services in March 2010 and augmented it with our new WoWo Mall services in June 2012. We have a limited operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. Although we have achieved significant revenue growth since our inception, we cannot assure you that we will be able to achieve similar growth in the future. Moreover, a portion of such growth was achieved through acquisition of selected local group buying/flash sale service providers in second-, third- and fourth-tier cities in China in 2010. We do not plan to continue our growth through similar acquisition strategy in the future and we cannot assure you that the acquired local group buying/flash sale businesses will grow as quickly as we have planned. In addition, the business model of building a third-party e-commerce platform dedicated to location-based, entertainment and lifestyle service providers such as restaurants, movie theaters and beauty salons, is still a new business model in China. Although we have experienced substantial growth since our inception in early 2010, given our limited history it is difficult to predict if the growth will be sustainable in the future, and the market might evolve in ways that are difficult to anticipate. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

•                      a new and relatively unproven business model;

•                      our ability to anticipate and adapt to a developing market and industry;

•                      our need to achieve greater brand recognition;

•                      our ability to attract sufficient merchant clients and retail customers, and generate sufficient net sales or cash flow;

•                      market acceptance of our business model;

•                      difficulties in managing rapid growth in personnel and operations;

•                      high expenditures associated with our geographic expansion, brand promotion and marketing activities; and

•                      our ability to compete in the market.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Our failure to address any of the risks described above could have adverse effect on our business, financial condition and results of operations.

We have spent substantial amounts in operating expenses and could require additional funding in the future.

Our operations have consumed substantial amounts of cash since our inception. We incurred net loss in the amount of US$39.0 million, US$32.2 million and US$43.9 million for the years ended December 31, 2012, 2013 and 2014, respectively, primarily due to the significant expenses incurred to achieve our current economy of scale and build our platform. In addition, our total current liabilities exceed our total current assets by US$57.2 million as of December 31, 2014. We have incurred net losses and experienced negative cash flow from operating activities since our inception. Although we expect our net loss to decrease as a percentage of our total net revenues, as we continue to expand and develop, we expect to continue to incur losses in the near future.

We expect to continue to spend additional amounts in operating expenses in line with our projected growth. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the exercise of over-allotment option on April 27, 2015, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect that our existing cash balances, proceeds from our offering in April 2015 and the commitment for future financial support obtained from our Chairman and CEO, Maodong Xu, will be sufficient to fund our capital requirements for at least the next 12 months. However, we may require additional cash due to changing business conditions or other future development, including any investments we may decide to pursue. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

We operate in an intensely competitive environment, which could lead to declining revenue growth or other circumstances that could negatively affect our business, financial condition and results of operations.

The e-commerce industry in China is highly competitive due to a number of factors, such as the relatively low barriers to entry, the continued growth of e-commerce in China and the growing acceptance of online shopping by Chinese Internet users that has resulted in a large number of e-commerce players. Many major Chinese portal, social network and e-commerce websites such as taobao.com also offer e-commerce for local services, including restaurant pre-order and takeaway dining services. Major Chinese social network sites have also started to offer group buying/flash sale services and e-commerce for local services, which could pose significant competition to our business, given the usually large user base of such social network sites and the synergy of the business models between social network, group buying/flash sale services and e-commerce for local services. In addition, certain specialized Internet websites offer e-commerce for local services by specific service providers, such as those in the restaurants industry, which could directly or indirectly compete with our business and our merchant clients. Some of our competitors invest significant capital and human resources in advertisements and promotions, which could potentially dilute our brand recognition and affect our customer base. Our competitors may also offer similar offerings at lower prices than we do or with packages more attractive than ours. In addition, certain competitors may be willing to offer retail packages to consumers or e-commerce service packages to local service merchants that generate low or negative gross margins in an effort to increase market share. Some of these e-commerce websites have longer operating histories, greater financial, marketing and other resources and larger customer bases than we do. Such competitors may leverage their resources and existing customer base to quickly increase their market shares. The Chinese e-commerce industry has been going through a consolidation phase due to intense competition and as a result, many e-commerce service providers that cannot adapt quickly did not or will not survive the market evolvement. If we are not able to respond to the change in market conditions or customer preferences, or if we fail to successfully execute our business strategy, our business, financial condition and results of operations could be adversely affected.

The economy of China in general and the online service industry in particular might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development and expansion of the e-commerce and mobile commerce industries in China, which in turn depends upon the continuing growth of the economy of China in general and the local, entertainment and lifestyle service providers, such as restaurants, movie theaters and beauty salons, in particular. Both the e-commerce for local services industry and group buying/flash sale industry in China have experienced substantial growth in recent years in terms of number of customers and revenues. We cannot assure you, however, that e-commerce for local services will continue to grow at the same pace as in the past. Growth is affected by numerous factors, such as regulatory changes, public perception of and receptiveness towards the e-commerce for local services industry, customers’ general online purchasing experiences, technological innovations, development of Internet and Internet-based services, and the macroeconomic environment. Moreover, concerns about fraud, privacy and other problems could discourage additional merchant clients and retail consumers from adopting e-commerce and mobile commerce. If the e-commerce for local services industry in China does not grow as quickly as expected, both our merchant client base and our retail customer base could decrease and our business and prospects could be adversely affected.

If we fail to retain existing merchant clients or attract new merchant clients, our business, financial conditions and results of operations could be adversely affected.

We depend on our merchant clients to provide location-based, entertainment and lifestyle services that draw retail consumers to our website. We have a large number of merchant service representatives who maintain cooperative relationships with existing merchant clients and identify and form new relationships with other local merchants on an ongoing basis. We are in the process of converting many local merchant clients that historically have provided goods and services for group buying/flash sales on a deal-by-deal basis to long term business partners with a storefront in our WoWo Mall. Our ability to retain existing merchant clients and to attract or convert new local merchants to our platform service offering is crucial to our ability to offer attractive and diversified e-commerce opportunities for local services to the retail consumers on a continuous basis. However, our merchant clients may find our services no longer suitable to their business operations due to a number of factors, such as changing market conditions, changing business goals of the merchant clients, or other factors that are out of our control, which could prevent us from designing and promoting a marketing campaign suitable for such merchant client. If existing merchant clients find our services to be ineffective or not tailored to their needs, they may decide not to continue their cooperation with us. Existing merchant clients may also switch to our competitors who offer better services or more attractive pricing terms. On the other hand, we might not succeed in our efforts to secure new business arrangements with local merchants due to a number of factors, such as lack of access to the local merchants’ desired customer base, or inability to offer brand building campaigns that are acceptable to the local businesses. If we are not able to retain and expand our local merchant client base, the number and variety of service offerings we are able to offer our customer and storefronts in the WoWo Mall could decrease, which, as a result, could also adversely affect our business, financial conditions and results of operations.

We might not be able to maintain and improve the network effects of our merchant and customer bases, which could negatively affect our business and prospects.

Our ability to maintain a strong network effect, generated by the usage of our platform by our large merchant client and retail customer base, is critical to our success. The extent to which we are able to maintain and strengthen this network depends on our ability to:

•                      offer a secure and open platform for all of our merchant clients and retail customers;

•                      provide tools and services that meet the evolving needs of merchants and consumers;

•                      provide a wide range of high-quality service categories and offerings to retail consumers;

•                      provide merchants with a high level of traffic flow with strong commercial intent and effective online marketing services;

•                      enhance the attractiveness of our mobile commerce platform;

•                      arrange secure and trusted payment settlement;

•                      maintain the quality of our merchant client services and retail customer services; and

•                      continue to adapt to the changing demands of the market.

In addition, changes we make to enhance and improve our network and balance the needs and interests of the various merchants and consumers might not be viewed positively from every merchant and consumer. If we fail to balance the interests of our merchant clients and retail customers, certain customer could stop visiting our marketplaces, conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

Our operating philosophy and interest in maintaining a strong network effect could negatively influence our short-term financial performance.

Consistent with our operating philosophy and focus on the long-term interests of our merchant clients, we may take actions that fail to generate short-term financial results and we cannot assure you that these actions will produce long-term benefits. For example, in order to focus on creating a thriving marketplace, we currently charge storefront fees only to certain small- and medium-sized local lifestyle service providers and we plan to enlarge the category of paying merchant clients to larger or higher revenue merchants only when this business model have gained a wide base acceptance. Our efforts relating to our mobile platform have also emphasized on building the brand recognition of individual merchants, rather than the entire WoWo Mall network. We focus on sourcing local consumers to local merchants for repeat visits and brand loyalty over immediate financial gain. We also make investments in new categories of services and offerings that might not provide economic benefits to us in the short-term or at all.

If Internet search engines’ ranking methodologies are modified or our search result page rankings declines, our user traffic could decrease.

We depend in part on various Internet companies in China, such as baidu.com, to direct traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors’ search engine optimization efforts could result in their websites receiving a higher search result page ranking than ours, or Internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If Internet companies modify their search algorithms in ways that are detrimental to our subscriber growth or in ways that make it harder for retail consumers to find our website, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slow down or decrease, and we could lose existing customers. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of visitors directed to our website could harm our business, financial condition and results of operations.

User behavior on smart phones and mobile devices is rapidly evolving, and if we fail to successfully adapt to these changes, our competitiveness and market position could suffer.

Chinese consumers are increasingly using smart phones and mobile devices for a wide range of purposes, including purchasing local services. While a significant and growing portion of China’s consumers are accessing our platform through mobile devices, this area of connectivity is still relatively new and developing and we might not be able to continue to increase the level of mobile access to and engagement on our WoWo Mall. The variety of technical and other configurations across different smart phones, mobile devices and platforms increase the challenges associated with this environment. Our ability to successfully expand the use of smart phones and mobile devices to access our platform is affected by the following factors:

•                      our ability to continue to provide compelling e-commerce platforms and tools in a multi-device environment;

•                      the quality of our mobile commerce offerings and mobile-based payment services;

•                      our ability to successfully deploy apps on popular mobile operating systems that we do not control, such as Android and iOS;

•                      our ability to adapt to the device standards used by third-party manufacturers and distributors; and

•                      the attractiveness of alternative platforms.

If we are unable to attract significant numbers of new mobile customers and increase levels of mobile engagement, our ability to maintain or grow our business could be adversely affected.

We might not be able to successfully monetize traffic on our mobile commerce platform, which could have an adverse effect on our business.

An increasing percentage of our users are accessing our WoWo Mall through smart phones and mobile devices, a trend that we expect to continue. Our ability to monetize our mobile user traffic through our WoWo Mobile infrastructure is critical to our business and our growth. We face a number of challenges to successfully monetizing our mobile user traffic, including:

•                      providing branding services for our merchant clients in a compelling and effective manner on smart phones and mobile devices;

•                      developing alternative sources of revenue generated from mobile access to our platforms;

•                      offering a comprehensive user experience on our WoWo Apps and WoWo Merchant Apps; and

•                      ensuring that the mobile services we provide are secure and trusted.

If we are unable to monetize that increased use of smart phones and mobile devices for mobile commerce use, our business might not grow or could even decline, and our revenues and net income could reduce. For instance, to date we have chosen not to display as many marketing impressions on our WoWo Apps and WoWo Merchant Apps as compared to on our personal computer-based websites due to the limited screen size of the smart phones and mobile devices. Although we do not believe the increasing use of mobile devices to conduct commerce has had an adverse effect on our business, our rapid overall growth could make less apparent any adverse effects of this trend on our near-term financial performance. Going forward we believe our financial results will become increasingly dependent on our ability to monetize the use of smart phones and mobile devices to access our platform. We expect this trend will have a greater effect on our business to the extent that shopping on smart phones and mobile devices displaces transactions that could otherwise have occurred on personal computers.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations could be adversely affected.

The Internet industry is characterized by rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands. Furthermore, our competitors are constantly developing innovations in Internet search, online marketing, communications, social networking and other services to enhance users’ online experience. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our platform technology and our existing products and services as well as to introduce new high quality products and services that will attract more local merchants and retail consumers to our platform. The changes and developments taking place in our industry could also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes could have an adverse effect on our business, financial condition and results of operations.

Our quality control might not always be sufficient to review the goods and services our merchant clients offer to the retail customers, which could result in the need for refunds or replacements and could affect our profits and brand.

We create, promote and help operate online storefronts in our WoWo Mall in collaboration with our merchant clients. Once the retail customers purchase the goods or services from our website, we rely on our merchant clients to provide such goods and services to the retail customers. Any customer dissatisfaction resulting from poor quality of goods or services provided by our merchant clients could have an adverse effect on our reputation or revenue, if customers make claims publicly. Many of our merchant clients are small local business operators that lack the necessary resources for adequate quality control. Moreover, when we create an online storefront in our WoWo Mall for our merchant clients, we and our merchant clients might not always accurately estimate the merchant clients’ inventories or service capacity, which could lead to overselling goods and services and result in the local merchants’ failure to provide quality goods or services. Our business depends on our ability to ensure that high quality goods and services are provided to consumers on a consistent basis. This has placed, and will continue to place, substantial demands on our operational, technological and other resources. We cannot assure you that such measures will always be sufficient in discovering and remedying merchandise defects or service shortcomings, some of which are out of our control. If customers are not satisfied with the goods and services and request a large amount of refunds or replacement of goods, it could adversely affect our cash flows, financial conditions and results of operations. In addition, as we expand the types of goods and services for which we offer, the operational cost of quality control will also likely increase, which will have a negative effect on our profits.

If we are forced to offer a more favorable or accelerated payment scheme to our merchant clients, our operating cash flow and results of operations could be adversely affected.

Currently, we generate a substantial portion of our revenues as commission from the sales of WoWo Coupons to the retail customers, which amounts to 72.5% and 59.9% of our net revenue in 2013 and 2014, respectfully. We collect cash upfront when the retail customers purchase WoWo Coupons, and we make payments to the merchant clients who provide the goods or services for which the coupons are redeemed on later dates and in several installments, usually proportional to the ratio of the redeemed WoWo Coupons as to the total number of WoWo Coupons sold. We leverage the operating cash inflows provided by the payments received from the retail customers to fund our working capital needs. If we are forced to offer a more favorable or accelerated payment scheme to our merchant clients as a result of a shift in market practice or an increase in the bargaining power of our merchant clients, our operating cash flow and results of operations could be adversely affected and we would have to seek alternative financing to fund our working capital needs.

An increase in our refunds to the retail customers could adversely affect our liquidity and profitability.

To enhance our customers’ satisfaction and service quality, we offer immediate refunds, if the customer is not satisfied with the goods or services provided as specified on such WoWo Coupon, or within 20 days after expiration if the WoWo Coupon had not been redeemed upon expiration. Retail customers can contact our call center for a refund request. After we grant a refund to a customer, we typically claim reimbursements from the merchant client who provided the goods or services pursuant to our contractual arrangement with such merchant client, but we cannot guarantee that we will always be reimbursed in full, or at all. In addition, our standard agreements with our merchant clients generally limit the time period during which we can claim reimbursement of refunds we pay to our customers. The continued growth of business and the increased number of our merchant clients put a high demand on our service and merchandise quality control. If we are not able to scale our quality control operations correspondingly we could incur a higher refund expense as a result, which would have an adverse effect on our liquidity and profitability.

We might not be able to successfully expand the types of goods and services available on our WoWo Mall, which could adversely affect our business, financial conditions and results of operations.

We currently organize our service offerings into verticals in the WoWo Mall, namely, restaurants, movies and entertainment, hotels and travel, beauty and health, and lifestyle and household services, as well as retail goods. We intend to continue to increase the variety of goods and services in each vertical, as well as add new service categories to better characterize and manage our offerings and enhance customer purchase experience. We would need to make substantial investments in connection with such efforts. We could also face greater competition in specific categories from other e-commerce service providers that are more focused on such categories. In addition, we need to make investments in quality control and after-sale services for new categories of goods and services and such investments could be significant or even exceed our budget. If the launch of a new category requires investments greater than we expect, or if we are unable to offer enough goods and services that are of high quality, value and variety or if the revenue generated from a new category grows more slowly or produces lower gross profits than we expect, our business, financial condition and results of operations could be adversely affected.

The development and launch of new services or new technologies might not be achieved in a timely manner or at all and such services or technologies might not be successful.

Our success in attracting new merchant clients and retail customers and retaining existing merchant clients and retail customers depends partly on our ability to consistently develop and launch new and innovative services and technologies. Although we will continue to focus on research and development going forward, we cannot assure you that we will continue to be able to upgrade the technology required to maintain our leading position in, or to keep up-to-date with, developments across the e-commerce industry and to launch such services or new technologies in a timely manner or at all. New technologies and software are also less likely to be reliable, robust and resistant to viruses or failure. Given the fast growth of the e-commerce industry, we might not have enough time to fully test the new technologies and software we develop before we deploy them on our website, which could cause service problems and a negative customer experience. We are developing and upgrading a number of new services and technologies, such as our mobile device applications, WoWo Mobile App and WoWo Merchant App, and our proprietary electronic management system, WoWo EMS, as well as continue to fine-tune our WoWo Mall websites and introduce more features and functions for location- based marketing, to enhance the customer experience and facilitate access to and usage of our services. There is no guarantee such new services and technologies will achieve their desired effect of retaining existing and attracting new merchants and consumers, or generating sufficient revenue or other value to justify our investment, and as a result our business, financial conditions and results of operations could be adversely affected.

Moreover, the applications we developed for mobile devices, WoWo Mobile App and WoWo Merchant App, might not be able to gain wide adoption as we expect. Compared with personal computer, smart phones and mobile devices typically have lower screen resolution, less memory and more limited functionality, which makes the access to our services through such devices relatively difficult, especially for displaying coupon images and descriptions that are designed primarily for online distribution. If we are unable to attract and retain a substantial number of mobile device consumers to our services or if we are slow to develop services and technologies that are more compatible with smart phones and mobile devices relative to our competitors, we could fail to capture a significant share of new retail consumers or lose our existing customers who switch to mobile Internet devices for their purchases.

The successful operation of our business depends upon the performance and reliability of the Internet and mobile telecommunications infrastructures in China.

Our business depends on the performance and reliability of the Internet and mobile telecommunications infrastructures in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We might not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China might not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, or if the telecommunication network in China is disrupted or failed, our gross margins could be adversely affected. Technical limitations on Internet use could also be developed or implemented. For example, restrictions could be implemented on personal Internet use in the workplace in general or access to our website in particular. This could lead to a reduction of customers’ activities or a loss of customers altogether, which in turn could have an adverse effect on our financial position and results of operations. In addition, if Internet access fees or other charges to Internet users increase, our user traffic might decrease, which in turn could significantly decrease our revenues.

Our own information technology systems and infrastructure could fail or be subject to disruption.

Our platform depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services are currently located in China. In addition, a large number of merchants maintain their customer relationship management systems on our web-based computing platform, WoWo EMS, which contains substantial quantities of data relating to their accounts, transaction data, customer information and other data that enables merchants to operate and manage their online stores. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation might not be sufficient and we do not carry business interruption insurance. Despite any precautions we take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our WoWo Mall website or other portion of our platform, loss of our and our merchant clients’ data and business interruption for us and our merchant clients. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the merchants and subject us to liability, which could adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information could damage our reputation and negatively impact our business, as well as adversely affect our business, reputation, financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cyber security measures might not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that could jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cyber security measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client or customer information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and might not be known until launched against us or our third-party service providers, such as our online payment processors, we might not be able to anticipate, or implement adequate measures to protect against, these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation could be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We might not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks could target us, our merchant clients, our customers, third-party service providers, such as our online payment processors, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks might cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cyber security breaches would not only harm our reputation and business, but also could decrease our revenue and net income.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have an adverse effect on our business and prospects.

Our platform generates and processes a large quantity of transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•                      protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•                      addressing concerns related to privacy and sharing, safety, security and other factors; and

•                      complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

We process personal data of our retail customers (including name, address, age, bank details and purchase history) as part of our business and therefore must comply with data protection laws in China. Data protection laws restrict our ability to collect and use personal information relating to existing customers and potential customers. Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Our privacy policies and practices concerning the collection, use and disclosure of user data are posted on our websites. Any failure, or perceived failure, by us, or any of the third party service providers on which we rely fail to transmit customer information and payment details online in a secure manner, to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Any restrictions on the sending of email or messages or a decrease in customer willingness to receive deals and updates through messages could adversely affect our revenue and business.

We offer our retail customers an option to receive deals and updates through email and other messaging services. Goods and services purchased as a result of email and other messages sent by us, generate a portion of our revenue. In addition, we rely on email and other messaging services to implement the location-based customer sourcing for our merchant clients. If we are unable to successfully deliver email or other messages to our retail customers or potential customers, or if our retail customers decline to open our email or other messages, our revenue and profitability could be adversely affected. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails or other messages could also adversely affect our business. From time to time, Internet service providers block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver email or other messages to third parties. In addition, our use of email and other messaging services to send communications about our website or other matters could result in legal claims against us, which, if successful, could limit or prohibit our ability to send emails or other messages. Any disruption or restriction on the distribution of email or other messages or any increase in the associated costs could adversely affect our revenues and profitability.

We rely on third parties online payment processors; and any disruption to the provision of these services to us could adversely affect our business and results of operations.

We rely on third parties online payment processors to provide payment processing services, including the processing of credit cards and debit cards. Retail customers can make purchases through all major online payment systems in China, including Alipay, Unionpay, Tenpay and Chinabank Payments. Each online payment system provide payment processing services to us and we pay service fees pursuant to our agreements with the payment system operators. Typically the term of each of these agreements is one year, and would be automatically renewed for a term of one year unless otherwise requested by payment system operator or us in writing within one month prior to the expiration date. Our business could be disrupted if any of these online payment system operators becomes unwilling or unable to provide payment processing services to us, and we could incur additional cost as we seek alternative payment processing service providers. Moreover, the third-party online payment processors could fail to obtain, maintain or renew their required qualifications, which could result in disruption in their services to us.

For all the online payment transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain customers’ confidence in us. Our current security measures and those of the third parties online payment processors might not be adequate. We must be prepared to increase and enhance our security measures and efforts so that local merchants and retail consumers have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and might still not guarantee complete security. In addition, we do not have control over the security measures implemented by our third-party payment processors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

In addition, we may in the future increase the variety of payment methods accepted on our website. As we offer new payment options to retail customers, we could be subject to additional regulations and compliance requirements. We pay payment processing fees and other fees to third-party payment channels, which would increase over time and raise our operating costs and lower profitability.

Strategic acquisitions could have an adverse effect on our business, financial conditions and results of operations.

As part of our strategy to enhance our local presence, during 2010 and 2011, Beijing Wowo Tuan entered into agreements with 22 local group buying/flash sale service providers in second- and third-tier cities in China to establish new companies in which Beijing Wowo Tuan holds controlling equity interests or to acquire such local group buying/flash sale service providers’ businesses. We formulate the overall business strategy for these newly established companies or acquired businesses, while the local service providers manage the daily operations in their respective cities. As a result, we had operations in 150 cities and population centers across China, as of December 31, 2014, with localized management, sales, operations and execution teams in each city. As a result of the acquisitions and the increase in our workforce, we anticipate our operating expenses to increase accordingly, which could have an adverse effect on our financial condition and results of operations.

We cannot assure you that we can achieve the intended business and revenue growth through our strategic acquisitions. Newly formed companies that became our consolidated affiliated entities might not achieve the financial results we expect. Acquisitions of controlling equity interests and the subsequent integration of the newly formed consolidated affiliated entities into our business network require significant attention from our management and could result in a diversion of resources from our existing business, which in turn would have an adverse effect on our business, financial conditions and results of operations.

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation among the local merchants and retail consumers as a quality e-commerce platform for local services and our “WoWo” brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Since the e-commerce industry is highly competitive, our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as:

•                      cost-effective market campaigns to increase brand recognition and awareness in a highly competitive market;

•                      our ability to deliver highly-valued services on a continuous basis; and

•                      effective quality control of goods and services provided to the retail customers by our merchant clients.

We have conducted, and will continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion goals we expect. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions and results of operations could be adversely affected.

Negative publicity on the group buying industry could adversely affect our business.

The success of our business depends on the continued growth of public acceptance of the e-commerce platform for local services. We began our business as a group buying website under the brand “WoWo Buy” in March 2010 and our platform is still being associated with the group buying/ flash sale industry. The group buying/flash sale industry in China has received certain negative publicity of customer dissatisfaction since its inception due to poor quality of goods and services offered by certain group buying/flash sale service providers, partially attributable to its exponential growth and the substantial number of new market entrants. The group buying/flash sale industry in China has been going through a consolidation phase due to intense competition and as a result, many group buying/ flash sale service providers that cannot adapt quickly did not or will not survive the market evolution. Market share has been converging to a limited number of primary e-commerce service providers. The overall quality of group buying/flash sale services is expected to increase as a result, which could in turn enhance the public image and acceptance of the group buying industry. However, there is no guarantee such market consolidation will achieve the expected effect, and if public opinion of the group buying/ flash sale industry is affected by continued negative publicity, we could experience a slowdown in market growth and as a result our business, financial conditions and results of operations could be adversely affected.

Our management team has a limited history of working together and might not be able to execute our business plan.

Although we believe our experienced management team is one of our competitive strengths, our management team has worked together only for a limited period of time and has a limited track record of executing our business plan as a team. We have recently filled a number of positions in our senior management and finance and accounting staff. Accordingly, certain key personnel have only recently assumed the duties and responsibilities they are now performing, and thus, it is difficult to predict whether our management team, individually and collectively, will be effective in operating our business. In addition, while we formulate the overall business strategy at our headquarters in Beijing, we also give latitude to our local merchant service representatives to manage the daily operations in their respective cities. We cannot assure you that communications between the senior management team and the local management teams will always be effective, or the executions at the local levels will always have the results that the senior management team expects. Moreover, the integration process could take longer than we expected, which could have an adverse effect on our results of operations.

We rely on our senior management and key employees.

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our Chairman and Chief Executive Officer, Mr. Maodong Xu, is a highly regarded entrepreneur in the retail and new media industries in China. Mr. Xu has over two decades of experience in managing China-based retail business and technology companies. He founded and managed Qilu Supermarket, the largest supermarket chain in Shandong province, between 1992 and 2000. Mr. Xu also founded one of the leading wireless advertising companies in China, Welink Information Technology Co., Ltd., in 2009. Our Chief Financial Officer, Mr. Frank Zhao, has over two decades of experience in financial and accounting management with auditing firms and public companies. Our Executive President, Mr. Tiger Jianguang Wu, also has over 10 years of experience in the Internet industry. Other members of our senior management team are also crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to retain the management teams of the local businesses in which we acquired controlling equity interests and attract additional personnel such as qualified risk managers, finance, management, marketing, and technical personnel and others. Competition for these employees is intense due to the limited number of suitably qualified professionals. If we fail to attract and retain such personnel, it would be difficult for us to manage our business and meet our objectives, and our operational results or financial conditions could be adversely affected.

We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to expand the service offerings by our merchant clients, we could be increasingly exposed to various liability claims related to the products and services provided by our merchant clients. Any liability claims, business disruption, or natural disaster could result in substantial costs and the diversion of resources, which would have an adverse effect on our business and results of operations.

We might not be able to adequately protect our intellectual property rights.

We believe our domain names, trademarks, technology know-how and other intellectual properties are our competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. But we cannot assure you such steps would be sufficient to prevent the infringement of our intellectual properties. If we fail to adequately protect our intellectual property rights, including our rights in know-how or our trademark, it could have an adverse effect on our operations.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China might not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend our intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management’s attention.

Companies in the internet and technology industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition and other violations of third parties’ rights. From time to time, we could face allegations of trademark, copyright, patent and other intellectual property rights infringement of third parties. Such allegations of intellectual property rights infringements could come from our competitors and there could also be allegations that we are involved in unfair trade practices. For example, in January 2015, we received a cease and desist letter from a PRC law firm regarding our mobile application platforms by a third-party company. In the letter, a third-party company asserted that our use of the Chinese characters “WoWo” in marketing our brand infringed upon their trademarks. This third-party company demanded that we cease using the Chinese characters and pay for that company’s related financial losses. It is our belief that because the scope of business covered by that third-party company’s trademark class is substantially different from the scope of our business, the likelihood of this third-party claim prevailing is remote. However, we cannot predict what further future actions this or other third-party companies may take in this matter. If, for instance, this third-party company were to file a lawsuit against us, and in the event that such claims were to prevail, it could have an adverse effect on our ability to market under our brand and, as a result, could materially and adversely affect our business, financial conditions and results of operations.

We depend on regulatory approvals and licenses to operate in our existing markets and to gain access to new services.

The Internet and telecommunication industries in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the Internet industry. These Internet- and telecommunication-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Our consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license with electronic bulletin boards service, the Surveying and Mapping Qualification Certificate for Internet mapping and the Employment Agency License.

Furthermore, our consolidated affiliated entities could be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry could subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Failure to effectively detect and prevent fraudulent transactions would increase our losses and adversely affect our business, financial conditions and results of operations.

We allow our merchant clients to make direct sales to retail customers through online payment authenticated by a two-dimensional barcode and an alphanumeric security code. It is possible that consumers or other third parties will seek to create counterfeit barcode or security code in order to fraudulently purchase goods and services from our merchant clients. While we use advanced anti-fraud technologies, it is possible that technically knowledgeable criminals could attempt to circumvent our anti-fraud systems using increasingly sophisticated methods. In addition, our services could be subject to employee fraud or other internal security breaches, and we might be required to reimburse customers and/or merchant clients for any funds stolen or revenue lost as a result of such breaches. Our merchant clients could also request reimbursement, or stop using our coupon marketing campaign, if they are affected by buyer fraud or other types of fraud.

We could incur significant losses from fraud and counterfeit barcodes and security codes. We could also incur losses from merchant client fraud and from erroneous transmissions. While we have taken measures to detect and reduce the risk of fraud, these measures need to be continually improved and might not be effective against new and continually evolving forms of fraud or in connection with new product offerings. If these measures do not succeed, we could suffer direct losses as well as lost business due to the resulting reputational harm and our business, financial conditions and results of operations could be adversely affected.

During the course of the audit of our financial statements, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP could be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs could decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company places a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering on April 8, 2015, we were a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2014, identified three material weaknesses, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weaknesses identified are related to (i) lack of accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP, (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, and (iii) lack of risk assessment process. These identified material weaknesses could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and to prevent or detect material misstatements of the company’s annual or interim financial statements on a timely basis.

Neither we nor our independent registered public accounting firm have undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.  In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of these material weaknesses, we have begun taking measures and plan to continue to take measures to remedy these weaknesses and deficiencies. See “Item 5. Operating and Financial Review and Prospects—Internal Control over Financial Reporting”. However, the implementation of these measures might not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

We are subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm would be required to attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission (‘‘CSRC’’).

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our ability to raise capital in the future could be limited, and our failure to raise capital when needed could prevent us from expanding or growing our business.

We could in the future be required to raise capital through public or private financing or other arrangements. Such financing might not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing could dilute the interests of holders of our ordinary shares, and debt financing, if available, could involve restrictive covenants and would reduce our profitability. If we cannot raise funds on acceptable terms, we might not be able to grow our business or respond to competitive pressures.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which could cause interruptions to our business operations.

We lease all of the premises used for our offices. Certain lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. We have not filed certain leases of the properties for registration with the relevant government authorities, as required under PRC law. In addition, some of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of December 31, 2014, we are not aware of any actions, claims or investigations being contemplated by the relevant government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we might not be able to protect our leasehold interest and could be ordered to vacate the affected premises, which would “in turn” adversely affect our business operations and results of operations.

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet businesses, including the provision of Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting Internet content distribution business or other value-added telecom businesses. And any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, and other applicable laws and regulations. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Beijing Wowo Shijie Information Technology Co., Ltd., or Wowo Shijie, and two consolidated affiliated entities in China, namely, Beijing Wowo Tuan Information Technology Co., Ltd., or Beijing Wowo Tuan, and Beijing Kai Yi Shi Dai Network Technology Co., Ltd., or Kai Yi Shi Dai, and their respective shareholders. Beijing Wowo Tuan has four PRC subsidiaries, namely Wuxi Yuzhong Internet Technology Co., Ltd., Shenyang Wowo Shijiu Internet Technology Co., Ltd., Jilin Wowo Tuan Information Technology Co., Ltd. and Shandong Wowo Mall Information Technology Co., Ltd., as well as 109 local branches as of the date of this annual report. Our contractual arrangements with Beijing Wowo Tuan and Kai Yi Shi Dai and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and development of the company”.

In the opinion of our PRC counsel, B&D Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our VIEs, and the contractual arrangements among our PRC subsidiary, our variable interest entities, or VIEs, and their shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that might be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, restrict or prohibit our use of proceeds from our initial public offering on April 8, 2015 to finance our business and operations in China, shut down our servers or block our website, require us to restructure our operations, impose additional conditions or requirements with which we might not be able to comply, levy fines, confiscate our income or the income of our PRC subsidiary or affiliated PRC entities, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”) aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE. Under the Draft FIL, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The provision of value-added telecommunication services, which we conduct through our VIEs, is currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce that was amended in 2011 and became effective in January 2012. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which might not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in Internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entities, in which we do not hold shares, and their respective shareholders to operate our business in China. If we held the shares of Beijing Wowo Tuan and Kai Yi Shi Dai, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control, while our Chairman and CEO, Mr. Xu, who holds 37.92% of Wowo Limited shares as of the date of this annual report, also holds 95% and 60% of the equity interest in Beijing Wowo Tuan and Kai Yi Shi Dai, respectively. In addition, our contractual arrangements generally have a term of ten years with an automatic extension of another ten years on the same terms subject to Wowo Shijie’s confirmation. In general, neither our consolidated affiliated entities nor their respective shareholders could terminate the contracts prior to the expiration date. However, the shareholders of the consolidated affiliated entities might not act in the best interests of our company or might not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We can replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business”. Therefore, these contractual arrangements might not be as effective as direct holding of shares.

Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

Our consolidated affiliated entities and their respective shareholders could fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we might have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which might not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. The equity pledge under the equity interests pledge agreements has been registered with the local branch of State Administration of Industry and Commerce, or the SAIC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which could make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business could be adversely affected. Additionally, under PRC law, rulings by arbitrators are final. Parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may enforce the arbitration awards only in PRC courts through arbitration award recognition proceedings, which could require additional expenses and delay.

Contractual arrangements with our consolidated affiliated entities might result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties could be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between Wowo Shijie, our wholly-owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities could impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations could be adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay late payment fees or other penalties.

The shareholder of Beijing Wowo Tuan, Mr. Maodong Xu could have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business could be adversely affected.

Our Chairman and CEO, Mr. Maodong Xu, is the shareholder of Beijing Wowo Tuan and Kai Yi Shi Dai. The interests of Mr. Xu as the major shareholder of Beijing Wowo Tuan and Kai Yi Shi Dai could differ from the interests of our company as a whole, notwithstanding that Mr. Xu is our single largest shareholder. We cannot assure you that when conflicts of interest arise, Mr. Xu will act in the best interests of our company or that conflicts of interests will always be resolved in our favor. In addition, Mr. Xu could breach or cause Beijing Wowo Tuan and Kai Yi Shi Dai to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Xu could encounter in his capacity as a beneficial owner and director of Beijing Wowo Tuan and Kai Yi Shi Dai. We rely on Mr. Xu to comply with the laws of China, which protect contracts, including the contractual arrangements that Beijing Wowo Tuan and Kai Yi Shi Dai and its shareholder have entered into with us, provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Xu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Mr. Xu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Other shareholders of our consolidated affiliated entities could also have potential conflicts of interest with us, which could adversely affect our business.

We can replace the shareholders of our consolidated affiliated entities at any time pursuant to the equity option agreements. In addition, each of the shareholders of our consolidated affiliated entities has executed a power of attorney to appoint Wowo Shijie to vote on his or her behalf and exercise the full voting rights as the shareholder of the consolidated affiliated entities. However, we cannot assure you that when conflicts arise, the shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary, Wowo Shijie, and our wholly-owned Hong Kong subsidiary, Wowo Mall (China) Limited (formerly known as WoWo Holding Limited), which is the direct holding company of Wowo Shijie, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we might incur. If Wowo Shijie or Wowo Mall (China) Limited, as the case may be, incurs debt on their own behalf in the future, the instruments governing the debt could restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities could require us to adjust our taxable income under the contractual arrangements Wowo Shijie currently has in place with our consolidated affiliated entities in a manner that would adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Wowo Shijie, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Wowo Shijie is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2014, the paid-in registered capital of Wowo Shijie was US$22 million. Any limitation on the ability of Wowo Shijie or Wowo Mall (China) Ltd. (HK) to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations.

In utilizing the proceeds we receive from our April 8, 2015 initial public offering, we could (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•                      capital contributions to our PRC subsidiaries, whether the existing one or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•                      loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•                      medium and long-term loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into Renminbi by restricting how the converted Renminbi may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of foreign- invested enterprises. The use of such Renminbi capital cannot be changed without SAFE’s approval, and such Renminbi capital cannot in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings, such as our initial public offering, and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by our board. Violations of these SAFE regulations could result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the Renminbi funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the Renminbi funds converted from the foreign-invested funds.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations could be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business.

We could lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with our consolidated affiliated entities, such entities hold certain assets that are important to the operation of our business. If our consolidated affiliated entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we might not be able to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. If our consolidated affiliated entities undergo voluntary or involuntary liquidation proceedings, the unrelated third-party creditors could claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

If our consolidated affiliated entities fail to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for online businesses in China, our business, financial condition and results of operations could be adversely affected.

The Internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Our consolidated affiliated entities are required to obtain and maintain certain assets relevant to their business as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entities could be required to obtain additional licenses. If our consolidated affiliated entities fail to obtain or maintain any of the required assets, licenses or approvals, their continued business operations in the Internet industry could subject them to various penalties, such as the confiscation of illegal net revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our affiliated PRC entities could adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

We could be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to, the following:

•                      there are uncertainties relating to the regulation of Internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies could be subject to challenge, or we could fail to obtain permits or licenses that would be deemed necessary for our operations or we might not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the ICP license. If we fail to maintain any of these required licenses or approvals, we could be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. Any such disruption in our business operations could have an adverse effect on our results of operations;

•                      new laws and regulations could be promulgated that will regulate Internet activities, including online services. If these new laws and regulations are promulgated, additional licenses could be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and

•                      we only have contractual control over our operating websites, 55.com and 55tuan.com. We do not own the website due to the restriction of foreign investment in businesses providing value- added telecom services in China, including Internet content distribution services. This could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we could be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet businesses.

On July 13, 2006, the Ministry of Industry and Information Technology, or the MIIT, the successor of the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecom Services. This notice prohibits domestic telecom services providers from leasing, transferring or selling telecom business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecom business in China. According to this notice, either the holder of a value-added telecom business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecom services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Beijing Wowo Tuan and Kai Yi Shi Dai, two of our PRC consolidated affiliated entities, own the related domain names, hold the ICP licenses necessary for the operation of our 55.com and 55tuan.com websites, and are in the process of applying for related trademarks with the Trademark Office of the State Administration for Industry and Commerce. In addition, as a result of our recent acquisitions, we are in the process of integrating three websites operated by our consolidated affiliated entities which have not received ICP licenses into the 55.com and 55tuan.com domains. Pursuant to the Administrative Measures on Internet Information Services effective since September 25, 2000, commercial Internet information services are subject to licensing system. In case the operator provides commercial Internet information services without obtaining an operation license or the services provided by the operator exceed the scope of the services as permitted by the operation license, the relevant telecom administrative agency could order to have such act corrected within a specified period. Where there is illegal income, the illegal income could be confiscated and a fine of no less than three times but no more than five times the value of the illegal income would be imposed; where there is no illegal income or the illegal income does not exceed RMB50,000, a fine of no less than RMB100,000 but no more than RMB1,000,000 could be imposed; in the event of a serious case, the operator shall be ordered to close down its website.

Uncertainties with respect to the PRC legal system could have an adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involves uncertainties, which could limit the available legal protections.

In addition, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it could be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we could enjoy in the PRC than under some more developed legal systems. These uncertainties could affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and could affect our ability to enforce our contractual or tort rights. Such uncertainties could therefore increase our operating costs and expenses as well as adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and could have a retroactive effect. As a result, we might not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information distribution over the Internet in China could adversely affect our business, and we could be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of our Internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could adversely affect our business, financial condition and results of operations. We could also be subject to potential liability for any unlawful actions of users of our website or for content we distribute that is deemed inappropriate. It could be difficult to determine the type of content that could result in liability to us, and if we are found to be liable, we could be prevented from operating our website in China.

Governmental control of currency conversion could affect the value of your investment.

The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies despite the significant reduction over the years by the PRC government of control over routine foreign exchange transactions under current accounts. Currently all of our revenues are denominated in Renminbi. Under our current holding company corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency or other restrictions could restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency- denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

As we rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi could adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and consolidated affiliated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which might not reflect any underlying change in our business, financial condition or results of operations.

Our operations could be adversely affected by changes in China’s political, economic and social conditions.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects could be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures might benefit the overall Chinese economy, but could have a negative effect on us. For example, our financial condition and results of operations could be adversely affected by government control over capital investments or changes in tax regulations. In the past the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures could cause decreased economic activity in China, which could adversely affect our business and operating results. Any significant increase in China’s inflation rate could increase our costs and have an adverse effect on our operating margins. In addition, any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

Under the PRC enterprise income tax law, we could be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and the Implementation Rules to the New EIT Law, or the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to PRC enterprise income tax at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”. The only detailed guidance currently available regarding the definition of “de facto management body” as well as the determination of the tax residence of offshore incorporated enterprises whose primary controlling shareholder is a PRC company or a PRC corporate group, and such enterprises’ tax administrations are set forth in two notices, the Notice On Issues Relating to Determination of Chinese-Controlled Offshore Enterprise as PRC Resident Enterprises by applying the “De Facto Management Body”, or Circular 82, and the Administrative Measures of Enterprise Income of Chinese Controlled Offshore Incorporated Resident Enterprise (Trial), or Circular 45, issued by the PRC State Administration of Taxation, or the Circulars. The Circulars provide that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group would be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the enterprise’s day-to-day operations management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. If all of these criteria are met, the relevant offshore enterprise controlled by PRC enterprises or PRC enterprise groups would be deemed to have its “de facto management body” in China and therefore be deemed a PRC resident enterprise. The Circulars made clarification in the areas of resident status determination, post-determination administration, as well as the exercise of competent tax authorities’ procedures. The Circulars also specify that when provided with a copy of PRC tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, a payer of PRC-sourced dividends, interest, royalties, etc. should not withhold 10% income tax on such payments to such Chinese controlled offshore incorporated enterprise. Although the Circulars apply only to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals such as us, the determination criteria and administration clarification made in the Circulars reflect the PRC State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented. There is no assurance that the PRC State Administration of Taxation will not apply the same or similar criteria as stated in the Circulars to determine whether the “de facto management body” of an offshore incorporated enterprise controlled by PRC individuals (like us) is located within the PRC in the future. If the PRC authorities were to determine that we should be treated as a PRC resident enterprise for the purpose of PRC enterprise income tax, a 25% enterprise income tax on our global income could significantly increase our tax burden and adversely affect our financial condition and results of operations.

Pursuant to the New EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. We are a Cayman Islands holding company and substantially all of our income comes from dividends from our PRC subsidiary through our Hong Kong holding company. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

The Implementation Rules provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not clear how “domicile” might be interpreted under the New EIT Law, and it could be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered to be a PRC resident enterprise for tax purposes, any dividends we pay to our overseas corporate shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs could be regarded as PRC-sourced income and as a result subject to PRC withholding tax at a rate of up to 10%, subject to the provisions of any applicable tax treaty. If dividends we pay to our overseas individual shareholders or ADS holders, or gains realized by such holders from the transfer of our shares or ADSs, are treated as China-sourced income, the withholding rate would be 20%, subject to the provisions of any applicable tax treaty.

If we are required under the New EIT Law to withhold PRC income tax on any dividends paid to our non-PRC shareholders and ADS holders or if gains from dispositions of our shares or ADSs are subject to PRC tax, your investment in our ADSs or ordinary shares could be adversely affected.

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Treaties in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company cannot be regarded as a beneficial owner and, therefore, cannot qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for avoidance of double taxation will be entitled to the benefits under the relevant withholding arrangement.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

The State Administration of Foreign Exchange, or SAFE, issued the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular 37, that was promulgated and become effective on July 14, 2014. It requires a PRC natural person or a PRC company (a “PRC Resident”) to file a “Registration Form of Overseas Investments Contributed by PRC Resident” and register with the local SAFE branch before it contributes assets or equity interests in an overseas special purpose vehicle, or SPV, that is directly established and controlled by PRC Resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch timely for any major change in respect of SPV, including, among other things, any major change of SPV’s PRC Resident shareholder, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular 37 could result in the penalties including the imposition of restrictions on the ability of SPV’s PRC subsidiaries to dividends to its overseas parent company.

As Circular 37 was recently promulgated, it remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2014, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had registered with SAFE to their offshore investments according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply with SAFE Circular 37 requirements. The rest of our PRC citizen or resident beneficial owners are also applying for registrations under SAFE Circular 37 with the relevant local counterpart of SAFE in Beijing. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, or will in the future make or obtain the necessary any applicable registrations or approvals as required by, SAFE Circular 37 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. In addition, upon the completion of our initial public offering on April 8, 2015, we converted all of our indebtedness owed to Mr. Xu to additional ordinary shares to be issued to him or his designees. Pursuant to SAFE Circular 37, PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. We understand that Mr. Xu or his designees will be required to register with the local SAFE branch before they change the equity interests in our company upon the completion of our initial public offering on April 8, 2015. As a result, we cannot assure you that Mr. Xu or his designees will in the future make or obtain any necessary applicable registration changes as required by SAFE Circular 37 or other related regulations. Failure by us to amend the foreign exchange registrations in compliance with SAFE Circular 37 could subject us to fines or legal sanctions restrict our overseas or cross-border ownership structure, which could adversely affect our business and prospects. See “—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated by SAFE on January 5, 2007, a relevant guidance issued by SAFE in March 2007 and Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, on February 15, 2012 that replaces the guidance issued in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents selected by such PRC subsidiary, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. For participants who had already participated in an employee share option or share incentive plan before the date of the guidance, the guidance require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of the guidance. We and our PRC citizen employees, who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of our ADSs on the Nasdaq Global Market. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders could be subject to fines and legal or administrative sanctions”.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority could disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer could be subject to PRC enterprise income tax at the rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interest in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is little guidance and practical experience regarding the application of SAT Circular 698, and there is uncertainty as to its interpretation and application. SAT Circular 698 could be determined by the PRC tax authorities to be applicable to our private equity financing transactions or other transactions regarding our initial public offering where non-resident investors were involved. As a result, we and our non-resident investors in such transactions could become subject to the reporting obligations and even at risk of being taxed under SAT Circular 698 and we could be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rules of the New EIT Law, which could have an adverse effect on our financial condition and results of operations or such non-resident investors’ investment in us.

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the 2006 M&A Rules, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007 and the Notice on the Establishment of the Security Review System in Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the State Council, or the Security Review Rule, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, on February 3, 2011, the State Council promulgated the Security Review Rule, which provides, among other things, that merger and acquisition transactions by foreign investors of PRC enterprises in sensitive sectors or industries, such as Internet information service industry, which our operations fall within, could be subject to security review. Consequently, any such transaction could be blocked due to their effect on the national defense security, national economic stability, basic social life order, or capacity of indigenous research and development of key technologies. On August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementing the Security Review System in Mergers and Acquisition of Domestic Enterprises by Foreign Investors, which, among other things, set forth detailed provisions on how the security review of relevant transactions would be conducted, and provide for that foreign investors could not for any reason evade the security review process through entrustment, phased-in investment, leasing, loans and control agreement, and overseas transactions. We could expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes could delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy of China has been experiencing increases in inflation and labor costs in recent years. As a result, the average wages in the PRC are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments could be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we should make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations could be adversely affected. We expect that our labor costs, including wages and employee benefits, would continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations could be adversely affected.

The dissolution of certain branches and subsidiaries of Beijing Wowo Tuan could result in the incurrence of liabilities and other adverse consequences that could affect our business, financial condition and results of operations.

Because of changes in our strategy and business needs, we filed with the relevant PRC authorities to dissolve certain branches and subsidiaries of Beijing Wowo Tuan, but the dissolution process will not completed prior to the completion of our initial public offering. To complete the dissolution process, we must wait until we receive the formal revocation of the business licenses for each such branches and subsidiaries being dissolved. Although we do not believe there are any material liabilities currently owed by these branches and subsidiaries of Beijing Wowo Tuan, we cannot guarantee you that we would not face unanticipated liabilities during the dissolution process. While we are currently unaware of any unanticipated liabilities and, therefore, cannot quantify such liabilities, nevertheless, we cannot rule out that the risk of unanticipated liabilities exists and will exist until the dissolution is completed when the branch and subsidiary business licenses of these branches and subsidiaries have been officially cancelled. If any unanticipated liabilities were to be identified, our business, financial condition and results of operations could be adversely affected.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that govern e-commerce business, such as the Consumer Protection Law. If these regulations were to change or if we or our merchant clients were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and adversely affect our business and results of operations. For example, the recently amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially for businesses that operate on the Internet. We do not maintain product liability insurance for products and services transacted on our platform, and our rights of indemnity from the vendors and service providers might not adequately cover us for any liability we incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could reduce our net income and profitability. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We could be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which could increase our costs and limit our ability to operate our business.

The enforcement of stricter labor laws and regulations in the PRC could adversely affect our business and our profitability.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and ability to unilaterally terminating labor contracts. In the event that we decide to terminate the employment of any of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules could limit our ability to effect these changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. As the interpretation and implementation of labor-related laws and regulations are still evolving, we could be liable for payments and fines arising from our delinquent payments of previous social insurance and housing funds that we did not anticipate. Moreover, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which could subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, our business and results of operations could be adversely affected.

Risks Relating to Our ADSs

We could be a passive foreign investment company, or PFIC, which would result in adverse United States tax consequences to United States investors.

For any taxable year, we would be a passive foreign investment company, or PFIC, for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (generally by value) in that taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%. Although we do not believe we were a PFIC for our 2013 or 2014 taxable years, in light of our significant cash balances and the uncertainty as to the extent, if any, that our goodwill could be taken into account in determining our PFIC status for those taxable years, we might be a PFIC for the 2013 or 2014 taxable years. With respect to our 2015 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill (determined, in part, based on the expected price of our ADSs in the offering), and the expected composition of our income and assets. However, we might be a PFIC for our 2015 taxable year or any future taxable years due to changes in our asset or income composition, or the value of our assets, including if our market capitalization is less than anticipated or subsequently declines. In addition, there is uncertainty as to the treatment of our contractual arrangements with our consolidated affiliated entities for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, we could be treated as a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to you for all succeeding taxable years during which you hold our ADSs or ordinary shares, except if you have made a mark-to-market election. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be or have not been a PFIC for any year. If we are a PFIC, U.S. holders of our ADSs or ordinary shares could be subject to increased tax liabilities under United States federal income tax laws and could be subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company”.

We are a “foreign private issuer”, and have disclosure obligations that are different from those of U.S. domestic reporting companies; as a result, you should not expect to receive the same information about us at the same time when a U.S. domestic reporting company provides the information required to be disclosed.

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, or the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We will have four months from the end of each fiscal year to file our annual report on Form 20-F. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act and are not subject to the insider short- swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by U.S. domestic reporting companies.

We are an emerging growth company and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this annual report.

We have not opted out of these exemptions available to the emerging growth companies from various reporting requirements that are applicable to other public companies. This decision would allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies or otherwise become applicable to us. As a result, our financial statements might not be comparable to public companies or other emerging growth companies that have opted out of these exemptions. We cannot predict if investors will find our ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, our stock price could be lower than it otherwise would be, there could be a less active trading market for our ADSs and our stock price could be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (ii) the last day of our fiscal year ending after the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

You might not receive certain distributions we make on our ordinary shares or other deposited securities if the depositary decides not to make such distributions to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is not lawful or reasonably practicable to make a distribution available to any holders of ADSs. For example, the depositary could determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions could be less than the cost of mailing them. In these cases, the depositary could decide not to distribute such property and you will not receive such distribution.

The trading price of our ADSs could be volatile, which would result in substantial losses to investors.

The trading price of our ADSs could be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets could from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations could also have an adverse effect on the market price of our ordinary shares.

The performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States could affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings could affect the overall investor sentiment towards PRC companies listed in the United States and consequently could affect the trading performance of our ADSs. These broad market and industry factors could significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors could result in large and sudden changes in the trading volume and price for our ADSs.

Anti-takeover provisions in our charter documents could discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our third amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, any or all of which could be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares could fall and the voting and other rights of the holders of our ordinary shares could be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2013 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•                      is given by a foreign court of competent jurisdiction;

•                      imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•                      is final;

•                      is not in respect of taxes, a fine or a penalty; and

•                      was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

You should also read “Description of Share Capital—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations exclusively in China. All of our assets are located outside the United States. All of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts could be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies might not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court could be limited to direct shareholder lawsuits.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs will only be able to exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you cancel your ADSs and withdraw the underlying shares and follow the requisite steps to be recognized as a holder of shares entitled to vote such shares. Under our third amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you might not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary might not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares representing your ADSs. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you might not be able to exercise your right to vote and you could lack recourse if your ordinary shares are not voted as you requested.

You might not have the same voting rights as the holders of our ordinary shares and might not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You might not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary must, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares. Furthermore, as a party to the deposit agreement, you waive your right to trial by jury in any legal proceedings arising out of the deposit agreement or the ADRs against us and/or the depositary.

You might not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs, if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you might not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions could have an adverse effect on the value of your ADSs.

You might be subject to limitations on the transfer of your ADSs.

Your ADSs, are transferable on the books of the depositary. However, the depositary could close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary could close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary could also close its books in emergencies, and on weekends and public holidays. The depositary could refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

Compliance with rules and requirements applicable to public companies could cause us to incur increased costs, which could negatively affect our results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Global Market, has required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements could be especially difficult and costly for us because we might have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel could command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we might need to rely more on outside legal, accounting and financial experts, which could be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we might incur or the timing of such costs.

Our corporate actions are substantially influenced by Maodong Xu, our founder, chairman and chief executive officer, whose interests might differ from yours and our company as a whole.

Our founder, chairman and chief executive officer, Maodong Xu, beneficially owns approximately 302,542,368 ordinary shares, or 45.2%, of our issued and outstanding shares as of April 11, 2015. Accordingly, Mr. Xu has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership could also discourage, delay or prevent a change of control transactions involving our company, which would deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions could be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering.

As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our ordinary shares and ADSs.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we plan to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We currently intend to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company.

The Deposit Agreement could be amended or terminated without your consent under certain circumstances, which limits your rights and could adversely affect your interests in our ADSs.

Under certain limited instances described in the deposit agreement, we could agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we might not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We also have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary could in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected. After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and could sell the securities held on deposit. After the sale, the depositary would hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary would have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In the event the deposit agreement is modified or terminated, you could have different rights relating to the ADSs than when you first invested in our ADSs. These modifications could differ from your expectations upon your initial investment. Moreover, in the event the deposit agreement is terminated, whether by us or the depositary, we might not be able to enter into a replacement deposit agreement on commercially reasonable terms, in a timely manner or at all, in which case your rights and interests in our ADSs would be adversely affected.

Item 4.         Information on the Company

A.                                    History and development of the company.

Overview

Wowo Limited is a Cayman Islands holding company incorporated on July 13, 2011. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Beijing Wowo Shijie Information Technology Co., Ltd., or Wowo Shijie, and two consolidated affiliated entities in China, namely, Beijing Wowo Tuan Information Technology Co., Ltd., or Beijing Wowo Tuan, and Beijing Kai Yi Shi Dai Network Technology Co., Ltd., or Kai Yi Shi Dai, and their respective shareholders.

Our History

We commenced business operations in March 2010 through Beijing Wowo Tuan, a limited liability company established in China, which was formerly known as Beijing Jihe Weilai Technology Co., Ltd., or Jihe Weilai, and incorporated in May 2008. In December 2010, Mr. Maodong Xu and his wife, Ms. Fang Zhou, acquired 100% equity of Jihe Weilai from its previous shareholders. To enable us to raise capital from international investors, Wowo Group Limited, was incorporated as our initial holding company under the laws of the British Virgin Islands in January 2011. In January 2011, we incorporated Wowo Mall (China) Limited in Hong Kong as a wholly owned subsidiary of Wowo Group Limited. Wowo Mall (China) Limited subsequently established its wholly owned subsidiary, Wowo Shijie, in China in May 2011. In April 2011, Mr. Maodong Xu acquired 100% equity of Kai Yi Shi Dai, a limited liability company incorporated in China in September 2010. Beijing Wowo Tuan holds the licenses required for our operation of 55.com and 55tuan.com.

Foreign investment in Internet companies is currently subject to significant restrictions under current PRC laws and regulations. As a result, Wowo Shijie entered into a series of contractual arrangements with Kai Yi Shi Dai, Beijing Wowo Tuan and their shareholders to gain effective control over the operation of Kai Yi Shi Dai, Beijing Wowo Tuan and their respective subsidiaries.

In April 2011, Wowo Group Limited (“Wowo BVI”) issued in private placement 5,489,604 Series A-1 convertible redeemable preferred shares to Zero2IPO China Fund II L.P. for a purchase price of US$5.0 million. During the period from May 2011 to July 2011, Wowo BVI issued in private placements an aggregate of 51,339,464 Series A-2 convertible redeemable preferred shares to several investors, including without limitation Zero2IPO China Fund II L.P., CDH Barley Limited, and Besto Holdings Limited, for an aggregate purchase price of US$50 million. In August, 2011, the Company became the ultimate holding company of the Group upon the completion of the reorganization and share swap, in which shareholders of Wowo BVI, our previous holding company, received one share of the Company in exchange for each share of the same class they hold in Wowo BVI as above mentioned.

Our company, Wowo Limited, was incorporated in the Cayman Islands in July 2011. On August 4, 2011, we effected a share swap in which shareholders of Wowo BVI, our previous holding company, received one ordinary share of Wowo Limited in exchange for each share of the same class they held in Wowo BVI.

In February 2012, we issued an aggregate of 30,507,471 Series B convertible redeemable preferred shares to several investors, including without limitation CDH Barley Limited, Besto Holdings Limited, and New Field Worldwide Limited, for a purchase price of US$12.5 million. On the same day, we issued an aggregate of 6,713,384 Series A-1 preferred shares and 70,690,413 Series A-2 Preferred Shares to existing Series A-1 and Series A-2 investors for no consideration.

Our Subsidiaries and Consolidated Affiliated Entities

As of the date of this annual report, we had the following significant subsidiaries and consolidated affiliated entities:

Non-PRC Subsidiary

On January 24, 2011, we established our wholly owned subsidiary in Hong Kong, Wowo Holding Limited, which name was changed to Wowo Mall (China) Limited on April 26, 2012. Wowo Mall (China) Limited subsequently established our PRC wholly owned subsidiary in May 2011.

PRC Subsidiary

We have one PRC wholly owned subsidiary as of the date hereof, namely Wowo Shijie. Wowo Shijie was incorporated on May 19, 2011, and is 100% owned by Wowo Mall (China) Limited, our wholly owned subsidiary in Hong Kong.

Agreements that Transfers Economic Benefits and Risks to Us

Exclusive Consulting and Service Agreements. Wowo Shijie and each of Beijing Wowo Tuan and Kai Yi Shi Dai, entered into exclusive consulting and service agreements, under which each of Beijing Wowo Tuan and Kai Yi Shi Dai, including their subsidiaries and any companies or entities under their control, agrees to engage Wowo Shijie as its exclusive provider of technical platforms, technical support, maintenance and other services. The consolidated affiliated entities shall pay to Wowo Shijie service fees determined based on the gross billings of the consolidated affiliated entities on a quarterly basis. Wowo Shijie shall have the right to adjust at any time the fee based on the operation performance. Wowo Shijie exclusively owns any intellectual property arising from the performance of the exclusive consulting and service agreements. The exclusive consulting and service agreements will be effective for ten years unless earlier terminated as set forth in the agreements or other written agreements entered into by the parties thereto. The exclusive consulting and service agreements shall be extended upon the written confirmation by Wowo Shijie before the expiry thereof, the extended term shall be determined by Wowo Shijie. During the term of the exclusive consulting and service agreements, any of the consolidated affiliated entities may not terminate the agreements except in the case of Wowo Shijie’s gross negligence, fraud, or other illegal action or bankruptcy or termination of Wowo Shijie, and in the event of bankruptcy or termination of the affiliated consolidated entities before the expiry of the exclusive consulting and service agreements, the agreements shall be terminated automatically.

Agreements that Provide Us with Effective Control over Our Affiliated Consolidated Entities

Foreign investment in Internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and our PRC subsidiary, Wowo Shijie, is considered a foreign invested enterprise which is restricted from holding the licenses that are essential to the operation of our business, such as licenses for operating our website. As a result, Wowo Shijie has entered into a series of contractual arrangements with Beijing Wowo Tuan, Kai Yi Shi Dai and their shareholders described below, through which we exercise effective control over the operations of Beijing Wowo Tuan, Kai Yi Shi Dai and their respective subsidiaries. We conduct our operations in China principally through Beijing Wowo Tuan, Kai Yi Shi Dai and their respective subsidiaries, which we treated as our consolidated affiliated entities in China. Each of the contractual arrangements between Wowo Shijie, Beijing Wowo Tuan, Kai Yi Shi Dai, and their shareholders was executed in May 2011 and amended subsequent to the changes in shareholding of Beijing Wowo Tuan and Kai Yi Shi Dai respectively in June 2011, April 2012, August 2012 and August 6, 2014. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

•                      In May 2011, Wowo Shijie entered into an exclusive consulting and service agreement, an equity pledge agreement, a power of attorney and an exclusive call option agreement with Beijing Wowo Shiji Information Technology Co., Ltd. and its then shareholders. In April 2012, the parties terminated the above mentioned contractual arrangement because Beijing Wowo Shiji Information Technology Co., Ltd. ceased to conduct business operation but held equity interests in Kai Yi Shi Dai.

•                      In May 2011, Wowo Shijie entered into an exclusive consulting and service agreement, an equity pledge agreement, a power of attorney and an exclusive call option agreement with Kai Yi Shi Dai and its then shareholders. In April 2012, Wowo Shijie entered into a new equity pledge agreement, power of attorney and exclusive call option agreement with Kai Yi Shi Dai to reflect the changes in shareholders.

•                      In June 2011, Wowo Shijie entered into an exclusive consulting and service agreement, an equity pledge agreement, a power of attorneys and an exclusive call option agreement with Beijing Wowo Tuan and its then shareholders. In August 2012, Wowo Shijie entered into a new equity pledge agreement, power of attorneys and exclusive call option agreement with Beijing Wowo Tuan to reflect the changes in shareholders.

Exclusive Call Option Agreements. The shareholders of Beijing Wowo Tuan, and Kai Yi Shi Dai have signed exclusive call option agreements with Wowo Shijie, pursuant to which Wowo Shijie has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Beijing Wowo Tuan and Kai Yi Shi Dai from the shareholders. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, unless otherwise required by PRC laws or agreed in writing by Wowo Shijie and the shareholders of the consolidated affiliated entities. The term of each exclusive call option agreement will be ten years, and can be extended upon the written confirmation by Wowo Shijie prior to the expiration of the agreement and the extended term shall be determined by Wowo Shijie.

Power of Attorney. The shareholders of each of Beijing Wowo Tuan, and Kai Yi Shi Dai have signed irrevocable powers of attorney appointing Wowo Shijie as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Wowo Tuan and Kai Yi Shi Dai and to exercise all of their rights as shareholders of Beijing Wowo Tuan and Kai Yi Shi Dai, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of their equity interests therein pursuant to the exclusive call option agreements. The power of attorney with each shareholder expires when the shareholder ceases to hold any equity interests in Beijing Wowo Tuan and Kai Yi Shi Dai.

Equity Pledge Agreements. The shareholders of each of Beijing Wowo Tuan and Kai Yi Shi Dai entered into equity pledge agreements with Wowo Shije, under which the shareholders pledged all of their equity interests in each of Beijing Wowo Tuan and Kai Yi Shi Dai, to Wowo Shijie as collateral to secure performance of all obligations of the consolidated affiliated entities and their shareholders under the applicable exclusive consulting and service agreements and the exclusive call option agreements. Wowo Shijie is entitled to collect dividends and other distributions (in cash or non-cash) of the shares pledged during the term of the pledge. If any event of default as provided for therein occurs, Wowo Shijie, as the pledgee, will be entitled to request immediate payment of the service fees or other fees, or to dispose of the pledged equity interests through transfer or assignment.

We have been advised by our PRC legal counsel, B & D Law Firm, that the ownership structure and the contractual arrangements among Wowo Shijie and our consolidated affiliated entities and their respective shareholders, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors— Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have an adverse effect on us”.

B.                                    Business overview.

Our Goal

Our goal is to make direct interaction possible between local lifestyle merchants and their target customers through unique offerings. We help local customers discover food, shops, activities and events near the places where they live and work, while supporting local merchants to grow their businesses exponentially and raise awareness of their brands.

Overview

We operate one of China’s leading third-party e-commerce platforms, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons. We do not compete with our merchant clients by offering our own goods and services nor do we keep inventory of any merchandise. Our unique platform allows local merchants to customize and arrange their online stores, make direct sales to their target customers and process a large volume of online sales for consumption at their brick and mortar stores. As of December 31, 2014, we have also established a nationwide network of merchant service centers to support local businesses in 150 major cities and population centers across China.

Our platform consists of an e-commerce website, “WoWo Mall”, a mobile commerce infrastructure, “WoWo Mobile”, and an electronic management system, “WoWo EMS”. The three components of our platform are designed to create an integrated network that enhances the interaction between businesses and consumers that reinforces brand awareness and fosters repeat customers for our merchant clients.

Our “WoWo Mall” website located at 55.com is used to promote and market our company’s brand eminence and complete e-service platform by exhibiting our merchant client’s online stores and introduce certain selected services and products. Potential customers may then be directed to 55tuan.com to obtain information on the latest attractive offerings available through such merchants. We began our business as a group buying website under the brand “WoWo Buy” located at 55tuan.com in March 2010. We quickly found that the group buying business model did not fully meet the needs of local service providers. While the group buying business model often helps merchants increase their sales by selling extra capacity, we believe it does not, as a stand-alone offering, significantly promote brand awareness for the merchants or create customer loyalty to the merchants. Merchants also face additional margin pressure from the fees charged by these group buying sites that could further erode their margins. For example, flash sales conducted by third-party group buying websites often promote the brands of the websites over the brands of the merchants. At the same time, local merchants continue to have limited branding power or control over the marketing direction. By June 2012, we augmented our WoWo Buy model with our promotional portal at 55.com to complete our WoWo Mall. WoWo Mall not only permits merchants to establish their own online stores, it also allows the merchants to increase their branding power by providing them with customizable features to establish the look and feel they want to be associated with their brands. In the fourth quarter of 2014, we hosted and provided operating services to over 117,000 local entertainment and lifestyle merchants on our websites.

Our “WoWo Mobile” services focus on enhancing the real time interactions between consumers’ mobile devices and our e-commerce platform. Since most local merchants in China have a geographic coverage of only a few miles around their brick and mortar stores, location-based search result is the best way to provide local merchants with access to instant potential customers within a few miles around their stores. As of December 31, 2014, we had 19.6 million activated WoWo Mobile App installed on mobile devices. We believe a significant portion of our nationwide subscriber base can still be converted to mobile users, which will continue to facilitate the expansion of our mobile commerce business with low subscriber acquisition and retention costs. As of December 31, 2014, approximately 72% of our monthly gross billings were derived from mobile device transactions. In July 2014, we launched our latest “WoWo Merchant App”, a customized storefront on mobile devices that integrates reservations, payment, special promotions, membership management and other features which enables local merchants to directly self-manage their marketing and sales campaign on mobile devices.

Our “WoWo EMS” is a proprietary electronic management system designed for the local merchants. WoWo EMS provides linkage to our central server and facilitates a number of back-office services to our merchant clients. Through WoWo EMS, our merchant clients may also instantly communicate with the WoWo Mobile App utilized by our retail customers. This extends the capabilities of WoWo Mobile by providing our merchant clients with additional customer relationship management tools, such as sending follow-on promotional messages to customers with identifiable purchasing habits.

We believe our focus in helping local merchants to promote their own brands distinguishes our platform from other e-commerce providers in China. With the technical support available through 150 service centers and over 2,000 merchant service representatives, we have empowered local merchants with limited resources to create sophisticated online branding campaigns and offer better integration of their online and offline resources. With the promotional power of our WoWo Mall, the ability to capture mobile consumers through WoWo Mobile and the specialized electronic management system of our WoWo EMS, we believe we are uniquely positioned to fulfill the needs of local merchants and can be the trusted one-stop e-commerce platform for them.

We have two major revenue sources: (i) storefront fees for a limited category of merchants that have opened online stores with us through WoWo Mall, and (ii) commissions on sales made by merchant clients through the use of WoWo Coupons in our e-commerce platform. Our net revenues were US$27.8 million, US$36.3 million and US$30.1 million for the years ended December 31, 2012, 2013 and 2014, respectively, including storefront fees of US$2.8 million, US$10.0 million and US$12.1 million, respectively. At the same time, our net loss decreased from US$39.0 million for the year ended December 31, 2012 to US$32.2 million for the year ended December 31, 2013 but increased to US$43.9 million for the year ended December 31, 2014. We have incurred significant expenses to achieve our current economy of scale and build a premier platform, including establishing 150 service centers and promoting our “WoWo” brand across the major cities and population centers in China. However, we believe that our current cash balance, anticipated cash flows from operations, proceeds from our initial public offering and the financial support obtained from our Chairman and CEO, Mr. Maodong Xu, will be sufficient to meet our anticipated capital needs through December 31, 2016. Specifically, Mr. Maodong Xu has personally committed to provide adequate funds to enable us to meet in full our financial obligations as they fall due through December 31, 2016, which commitment is further guaranteed by certain assets from Mr. Xu. The funds, if and when called, will be provided in the form of a cash equity investment. This commitment is for an unlimited amount subject to our requirements. Our founder, chairman and chief executive officer, Maodong Xu, beneficially owns approximately 302,542,368 ordinary shares, or 45.2%, of our issued and outstanding shares as of April 27, 2015. With the financing provided by our initial public offering and the commitment from Mr. Xu, we believe we are ready to leverage on the success we have in the past few years in terms of initial infrastructure building, gaining merchant and consumer recognition and deployment of highly effective teams to achieve future growth.

Our Competitive Advantages

We believe the following strengths differentiate us from our competitors and provide us with competitive advantages:

Early Mover in Establishing E-Commerce Platform Dedicated to Local Merchants

We believe we are one of the first e-commerce platforms created with a view to provide dedicated services to location-based, entertainment and lifestyle merchants. Our platform empowers our merchant clients to create a stronger online presence without a significant increase in capital expenditures. By creating a dedicated online store in our WoWo Mall, we provide a channel to connect the local merchants to online and mobile consumers. Our merchant clients can enjoy the network effect from our large subscriber base, cross sell to customers with related needs and conduct targeted marketing for potential consumers in their neighborhood. In addition, the ability to promote multiple service packages online also allows our merchant clients to price their services dynamically to attract customers at non-peak hours to increase sales and better manage their production yield. Over the years, we have established a strong brand name among merchants and customers and successfully extended our network across China.

Established Local Service Network and Expertise

By nature, location-based, entertainment and lifestyle merchants require location-based targeting of customers in their neighborhood. Culture, dialects and habits can vary significantly from one region of China to another. As a result, strong local presence and knowledge is critical to the long-term competitiveness of our business. We have over 2,126 merchant service representatives serving over 110,000 local merchants located in 150 major cities and population centers in China as of December 31, 2014. We staff each service center with a view to provide localized services, including employing local personnel who are familiar with the local culture, dialect, merchant and consumer habits and behavior. We believe a local employee base, with extensive local knowledge and experience, provides us with a unique competitive advantage to establish a favorable working relationship with local merchants.

Instantaneous Mobile Connection between Merchant Clients and Retail Consumers

We conduct location-based marketing through our customers’ use of smart phones and mobile devices. Our WoWo Mobile App, which can be installed on customers’ smart phones or mobile devices, provides a direct link for our merchant clients to reach everyone in our nationwide customer base. Location-based search result is also the best way to provide location-based service providers with access to instant potential customers within a few miles around their stores. WoWo EMS allows our merchant clients to instantaneously communicate with potential customers through WoWo Mobile App. This allows our merchant clients to more efficiently utilize their idle capacity by offering discount or otherwise dynamically price their services at non-peak hours to the consumers to sell goods and services with low marginal costs. WoWo EMS also communicates with our central server to receive instant record of purchases or seat reservations made by the retail customers. We believe our platform uniquely fit the needs of location-based service providers in dealing with the intense competition to be more efficient and the consumers of modern China, who rely on Internet searches for price comparison.

Proprietary Electronic Management System Facilitates Real Time Interactivity and Data Analysis

Our WoWo EMS enhances our merchant clients’ customer relationship management ability and foster data analysis. WoWo EMS simplifies and increases the efficiency of the purchase authentication process. WoWo EMS also communicates with our central server to upload customer behavior data such as price and timing of the purchases. In turn, the customer database stored at our server can produce reports on customer analysis and feedbacks to enable the merchants or us to make follow-on service recommendation. Integration of WoWo EMS with WoWo Mobile also significantly expands our merchant clients’ ability to interact with consumers in real time. We believe WoWo EMS is a unique solution that enhances local merchants’ ability to conduct better customer relationship management that differentiates us from our competitors and promotes long-term relationships with our merchant clients.

Superior Online Experience and Strong Brand Recognition

We believe our commitment to maintain the highest quality in every aspect of our service offerings enhances the online experience of the retail consumers and increases brand recognition for our merchant clients. We believe this commitment is the foundation that attract consumers to our website and drive growth among our merchant clients.

Customer experience begins with our product and service offerings. Each day, we help our merchant clients put attractive entertainment and lifestyle packages online. Our team of writers/editors provides informative and engaging descriptions to highlight the featured deals, often with colloquial dialect designed to appeal to the retail consumers of the target location. Our on-the-ground merchant service representatives are familiar with the local dialect of each of the 150 local markets we operate to offer technical support and ensure client satisfaction. In addition, we have built two 24 x 7 call center services that employ advanced and scalable technology dedicated to support the needs of retail consumers and our merchant clients. Our call centers provide a variety of services, including merchant services, customer refunds, complaint processing and general inquiry. In order to ensure that our merchant clients can achieve and maintain success, we provide support services to assist in teaching strategies for selecting featured packages and guidance on managing purchase orders and customer relationships.

Management Team with Significant Online and Offline Experience

Our Chairman and Chief Executive Officer, Mr. Maodong Xu, has extensive entrepreneurial experience in the retail and new media industries in China. Mr. Xu has over two decades of experiences in managing China-based retail business and technology companies. Between 1992 and 2000, he founded and managed Qilu Supermarket, the largest supermarket chain in Shandong province. Mr. Xu also founded one of the leading wireless advertising company in China, Welink Information Technology Co., Ltd. in 2009. Our Chief Financial Officer, Mr. Frank Zhao has over two decades of experience in financial and accounting management with auditing firms and public companies. Prior to joining us, Mr. Zhao was the chief financial officer of Borqs International Limited, from 2012 to 2014. Mr. Zhao was the chief financial officer of Simcere Pharmaceutical Group, from 2006 to 2011. From 2005 to 2006, Mr. Zhao worked as the chief financial officer of Sun New Media Inc. From 2003 to 2005, Mr. Zhao worked at FARO Technologies, Inc. as a financial controller. Mr. Zhao received his bachelor’s degree in economics from Peking University and MBA degree from University of Hartford. Our Executive President, Mr. Tiger Jianguang Wu, has over 10 years of experience in the Internet industry. He served as our Chief Technology Officer from September 2011 and was promoted to our Executive President in November 2013. Before he joined us, Mr. Wu was the founder of two information technology companies and served as senior management in technology. In addition, many of our senior management team and engineers have prior working experiences with well-known companies in China such as Alibaba, Baidu, China Mobile, Hua Wei and Focus Media.

Our Strategy

Our goal is to make direct interaction possible between local lifestyle merchants and their target customers. Key elements of our strategy to achieve this goal include the following:

Increase Market Penetration Rate within our Covered Market

China is experiencing rapid urbanization among its second-, third- and fourth-tier cities. We believe the increases in disposable income in these cities will also increase demand among the entertainment and lifestyle service providers in these cities for location-based Internet searches that can target customers in their neighborhoods. To leverage on this trend, we intend to deepen our reach in the 150 cities and population centers we cover by raising awareness among the untapped local merchants the benefits of opening a store in our WoWo Mall. We believe our focus in helping local merchants to create their own brand distinguishes our platform from other e-commerce providers in China. Local service providers that seek repeat local customers but do not have the resources to independently create or efficiently maintain a strong online presence can rely on our one-stop platform for online and offline integration of their services. In addition, we believe that following two years of marketing campaign and platform building, we have achieved significant recognition among the local entertainment and lifestyle merchants. On this basis, we will continue to fine-tune various features on our e-commerce platform and help our merchant clients to increase yield and build brands.

Increase Service Features to Solidify Client Loyalty

We intend to increase the service features we offer to our merchant clients, including online reservations, cash coupons, takeout orders and other features dedicated to each vertical of service offerings. Within each vertical, we intend to develop features to accommodate the business models of various types of merchants. We will continue to add features to our services in order to provide options for our merchant clients to have more tailored services for their retail customers. Through broadening our services available to the merchant clients, we will help our merchant clients increase loyalty among their customers, which, in turn, we believe would also solidify our merchant clients’ loyalty to us.

Leverage our Comprehensive Electronic Management System to Sign More Clients

We will continue to invest in and make improvements to our merchant interface. With each upgraded versions of our WoWo EMS, we intend to provide more features that will empower our merchant clients to more efficiently self manage their online stores and businesses and, at the same time, improve our services to our merchant clients. For example, our WoWo Mobile App will enhance our merchant clients’ ability to target nearby consumers through the smart phones or mobile devices they carry. Depending on the business models of our merchant clients, they may also be able to offer dynamically priced services instantly through push technology to potential customers that fits certain specific details or exhibit certain consumer behavior. We will continue to introduce and deploy WoWo EMS services to more local merchants. We believe that our own success must derive from the success of our merchant clients. As a result, we strive to help our clients increase their production yield and build brand. We believe loyalty of our own clients must come from their own success through utilizing our platform.

Grow our Mobile Commerce Platform

We plan to continue to add service features to mobile consumers, including options for recording both online payment and on-site cash payment. We are currently rolling out our “WoWo Merchant App”. Once installed, the WoWo Merchant App creates an icon on a retail customer’s smart phones or mobile devices that provides an instant link to a particular merchant client’s dedicated online store as well as other features available through our WoWo Mall. We have made the availability of WoWo Merchant App as a service feature that our merchant clients may request starting from August 1, 2014. As of December 31, 2014, we have signed approximately 8,500 contracts with various merchant clients to develop dedicated WoWo Merchant Apps for them. Integration between our WoWo EMS and WoWo Merchant Apps will also allow our merchant clients to provide interactive feedbacks to the mobile consumers and provide more tailored services. We believe WoWo Merchant App will increase customer stickiness for our merchant clients and thereby increase client loyalty to us.

Our Business Operations

WoWo Mall

Our WoWo Mall includes links to verticals of service offerings such as: restaurants, movies and entertainment, hotels and travel, beauty and health, and lifestyle and household services, as well as retail goods. These merchants present their online storefronts in our WoWo Mall to promote their services and goods to enable consumers to make purchase of coupons on 55tuan.com. In addition, our WoWo Buy serves as a marketing and promotional channel that provides merchants a flash sale platform to sell deep, discounted services and goods to increase yield and attract new customers. The discounted offerings sold through WoWo Buy typically have no time limit or minimum participant requirement, so consumers could search and purchase deals they want at any time.

Through WoWo Mall, our merchant clients can better manage their production yield by offering various service packages. Local service merchants usually have fixed operational costs, such as rent, salary and utility charges, with idle capacity outside of peak traffic hours. However, the availability of the idle capacity is often short lived. Methods that allow these merchants to utilize the idle capacity with low marginal cost can increase their profit significantly. Dedicated storefronts in our WoWo Mall and flash sale channel allow the merchants to sell multiple packages and price their services dynamically, which, as a result, allow them to achieve higher yield.

Typical contract period for a dedicated storefront in our WoWo Mall is one year. Each storefront usually provides a number of service packages at different price points or redeemable at different time. In addition, the online store model allows our merchant service representatives to develop long term working relationship with the local merchant clients they serve and greatly increases the efficiency of their services. As of December 31, 2014, we collect storefront fees from certain small- and medium- sized merchants in selected verticals that have opened online stores with us. We intend to gradually increase the number of merchants to which we would charge storefront fees when this business model has gained wider acceptance.

Currently, retail consumers may be attracted to the services offered by our merchant clients through a WoWo Buy flash sale. Once clicked into our WoWo Mall through their computers or mobile devices, the consumers will be offered a number of promotional discounts and package options, as well as other features that are designed to enhance the brand of our merchant clients. Our merchant clients may also alter the design of their virtual stores and update menus or sales packages with the assistance of our merchant service representatives or directly online through our WoWo EMS interface. Within our WoWo Mall, a retail customer may click into any store directly for a repeat visit or find other points of interest nearby, such as a place for dinner before or after a movie or a relaxing cafe after a rigorous yoga session. Purchases are made with a click of a button through all major online payment systems in China and WoWo Coupons are validated at the stores by a two-dimensional barcode or an alphanumeric security code that appears on the customer’s smart phones or mobile devices. Purchase records are also made available to the merchants for data mining in the future.

Transactions are conducted through the sale of WoWo Coupon. A WoWo Coupon normally has a redemption period of one to three months from the date of the offering. The composition of our offerings in terms of contribution to gross billings for the year ended December 31, 2014 was as follows: 62.6% for restaurants, 20.3% for movies and entertainment, 10.9% for hotels and travel, 3.3% for beauty and health, and 2.9% for lifestyle and household services. The composition of our offerings in terms of contribution to gross billings could be affected by factors such as seasonality. For example, during holidays, WoWo Coupons for movie tickets may sell better while WoWo Coupons for outdoor activities may be in higher demand during spring and fall.

WoWo Mobile

In order to drive growth in our customer base, we have been focusing on enhancing the linkage between their mobile devices and our e-commerce platform. Consumers may now download our Android and iOS-based mobile application, the “WoWo Mobile App”, to gain full access to our WoWo Mall from their smart phones and mobile devices. An increasing number of users in China have been accessing the Internet through their smart phones and mobile devices rather than computers. While most local merchants have a geographic coverage of only a few miles around their brick and mortar stores, consumers also often make decisions on where to eat, drink and shop while in transit or at a remote location where smart phones and mobile devices are their primary access to Internet searches. As a result, location-based search result is the best way to provide merchants with access to instant potential customers within a few miles around their stores. As of December 31, 2014, approximately 72% of our monthly gross billings were derived from mobile device transactions. We believe this subscriber base will provide significant business opportunities for our merchant clients.

Starting from the third quarter of 2014, we also began to promote “WoWo Merchant App”, a mobile device applications designed for each specific merchant that allow their customers direct access to their dedicated online stores. Through WoWo Merchant App, our merchant clients can make direct sales, conduct promotional marketing, provide reservation services, receive instant customer feedbacks and otherwise manage their customer relation more efficiently than their traditional offline channels, such as newspaper advertisement and direct mailing. WoWo Merchant App allows our merchant clients to provide individualized services, reward customer loyalty and increase brand value. Local merchants may now leverage the power of mobile commerce without significant capital expenditures.

WoWo EMS

We developed a web-based electronic management system, WoWo EMS, to enhance our merchant clients’ customer relationship management ability and foster data analysis. WoWo EMS consists of an Android device that provides linkage to our central server and a web-based software. The linkage to our central server facilitates a number of back-office services to our merchant clients, including validating WoWo Coupons, processing payments, providing customer data and yield management.

WoWo EMS currently provides two important functions to our local merchant clients. First, WoWo EMS enables immediate validation when retail customers redeem WoWo Coupons with the local merchants. For instance, when purchases of movie tickets are being redeemed at the movie theater box office, customers may have to wait in line for a long time while the cashiers authenticate the coupon security code provided by other vendors. WoWo EMS allows the cashiers to complete the validation of our WoWo Coupons within seconds by scanning the barcode or key in the alphanumeric security code to an Android tablet, thereby greatly reduces the processing period. Second, WoWo EMS provides local merchants with interactive marketing capability based on user redemption activities. Through our centralized servers, the local merchants may reach these existing customers with follow-on offers in conjunction with or after their initial purchases are completed.

When a customer purchases a WoWo Coupon, an SMS message is sent to the customer’s smart phone or mobile device. The message contains coupon information, a description of the coupons purchased, a two-dimensional barcode and a back-up alphanumeric security code. When redeeming the WoWo Coupon, a customer can simply swipe the two-dimensional barcode on the barcode scanner of an Android tablet and the coupon validation is completed within seconds. In case of unexpected network failure, the local merchants may always use our service hotline to verify the WoWo Coupons with the back-up security code.

The main function of our web-based software is to provide interactive marketing solutions to our merchant clients. After the expiration of a featured WoWo Coupon, the local merchant may continue to use our software to send promotional messages to customers through our servers. We plan to offer additional interactive marketing solutions to our merchant clients to enable them to reach new customers using our data mining technology.

Through WoWo EMS, our merchant clients may also instantly communicate directly with the WoWo Mobile Apps and WoWo Merchant Apps utilized by the consumers. This allows our merchant clients to more efficiently utilize their idle capacity by offering discount or otherwise dynamically price their services to the consumers and increase profit. WoWo EMS also communicates with our central server to receive record of purchases and seat reservations made by the retail customers. Through WoWo EMS, we offer our merchant clients a customizable electronic management system that effectively and efficiently manages their direct to customer offerings and service many of their back-office needs.

Our Merchant Clients

Our local merchant clients provide direct sales to retail customers through our e-commerce platform. We enter into contractual relationships with our local merchant clients with terms typically not lasting more than one year. Our merchant clients come from a wide range of location-based service industries, including restaurants, movies and entertainment, hotels and travel, beauty and health, and lifestyle and household services, as well as other entertainment and lifestyle service providers. From the inception of our business on March 20, 2010 to December 31, 2014, we have served over 335,000 local merchant clients throughout China. Having a large number and a wide variety of merchant clients enable us to continue to offer high-quality local service deals to online retail customers on a daily basis.

Our Value Proposition

Our goal is to make direct interaction possible between local lifestyle merchants and their target customers.

Why merchants choose us:

•                  Affordable and effective e-commerce platform. We offer our online and mobile commerce platform for local lifestyle merchants to build their online and mobile presence. Our platform helps merchants remain competitive in gaining and retaining the new generation of internet and mobile consumers.

•                  Ability to customize promotions. Our platform empowers the traditional merchants to run special promotions on a real-time basis to create better offering packages and conduct targeted marketing. We also allow our merchant clients to reach a broader customer base in a way that cannot be achieved through traditional media or offline marketing.

•                  Brand building and cost effectiveness. Our merchant service representatives help local merchants bring their business online and promote their own brands. Our WoWo Stores are designed as an online place where merchants can distinguish their own brand identities and customize their image and brand awareness. We also do not compete with the merchants to sell services like group buying sites.

•                  Complete cost-effective and integrated infrastructure. Merchants not only build their storefronts online; they can also rely on our platform for a range of essential support services to operate their businesses. These include integration of online reservation payment system, management of customer orders and relationships, data analysis, availability of mobile apps to conduct mobile commerce and direct assistance by live personal merchant service representatives.

•                  Broad network of relevant location-based customers. Our platform enables local merchants to access a large number of prospective consumers from our existing customer base that seek local lifestyle services through our precise, location-based searches.

Why consumers choose us:

•                  Personalization. Our platform is designed to provide a massive amount of local information that consumers can quickly and effectively view and search. Our data analysis and management capabilities allow us to anticipate consumers’ needs and tailor the service offering displays to match the consumer with the most relevant merchants and information.

•                  Compelling mobile experience. Our WoWo Mobile App makes it easy for consumers to access our WoWo Mall through smart phones and mobile devices. Location-based services and other mobile functionalities drive a higher level of user engagement.

•                  Up-to-date interconnectivity to the merchants. Customers have the option to install only the WoWo Merchant Apps of the stores that they desire or frequent and receive tailored promotion, interact with the merchants and make reservations. The convenience exceeds traditional membership cards.

•                  Delightful shopping experience. We believe that our marketplaces deliver a delightful shopping experience to consumers. The simple and clear layout of our WoWo Mall, the bargains available from the online stores and our optimized search capabilities allow consumers to easily browse and find the suitable service provider at the ideal location.

We obtained a majority of our merchant clients through our merchant services representatives who also acts as our sales team. Our centralized and dedicated merchant service team are also available via phone or email 24 hours a day in order to support our merchant clients during their service period to enhance the effectiveness of their marketing and operating efforts and improve the likelihood of renewal. A majority of our merchant clients are small and medium-sized local service providers. We believe our merchant service teams have been effective in retain existing merchant clients through good services, increase the number of our merchant clients and increase spending per merchant client, all of which are important to the growth of our revenues.

We provide all of our merchant clients with a basic service package consisting of merchant certification, display of an online storefront on our WoWo Mall and access to our dedicated merchant service representatives and our proprietary electronic management system. We can also provide additional tailored services as part of our service package. Some of our more tailored services may include:

•                  Further tailored online storefronts. Most of our merchant clients would set up their online storefronts by utilizing our standard website templates that we have developed in-house. Certain merchants may ask for additional features depending on their specific marketing requirements for a negotiated fee. Our writers/editors and website designers stand ready to provide further tailored online storefronts to our merchant clients.

•                  WoWo Merchant App. WoWo Merchant App is a mobile device applications designed for each specific merchant that allow their customers direct access to their dedicated online stores in addition to our general portal on mobile devices, WoWo Mobile App. Once installed, the WoWo Merchant App creates an icon on a retail customer’s smart phones or mobile devices that provides an instant link to a particular merchant client’s dedicated online store as well as other features available through our WoWo Mall. Through WoWo Merchant App, our merchant clients can make direct sales, conduct promotional marketing, provide reservation services, receive instant customer feedbacks.

•                  Preferential listing benefits. We offer priority placement in the listings and search results for a negotiated fee. We also allow merchant clients to designate time intervals throughout a day to refresh their listings up to a pre-set number of times a day.

Our Client and Customer Services

Our organization is built to serve the needs of retail customers and our local merchant clients. Besides administrative personnel, our operation teams include:

Merchant Service Representatives

We believe that maintaining strong relationships with our local merchant clients is critical to the long-term success of our business model. We have built a team of over 2,100 merchant service representatives across China as of December 31, 2014, who are responsible to source local merchant clients and serve our existing merchant clients. Our merchant service representatives are based in each solutions to our local merchant clients. In addition, our merchant service representatives are responsible for checking the quality of the local merchant services prior to the signing of a contract to ensure that our retail customers will be satisfied with their purchases. Once a local merchant has engaged us, a merchant service representative will visit the local merchant client to provide training for creating sales package, online and offline integration and coupon redemption. The merchant service representatives also provide technical supports to the merchant clients before, during and after the opening of an online store. We place particular emphasis on our merchant service representatives’ local and industry knowledge. Our merchant service representatives know the local community they serve and can speak the local dialect with the local merchants. In addition, each merchant service representative typically focuses on a few particular industry sectors, and is able to provide valuable advice to local merchants on operations and advertising strategy in their industry sector.

We formulate the overall business strategy at our headquarters in Beijing while giving latitude to our local merchant service representatives to manage the daily operations in their respective cities. We provide our local merchant service representatives with the necessary capital, nationwide brand recognition, management expertise and a centralized technology platform, and, in exchange, we leverage their in-depth knowledge of the local culture and community to increase our merchant client base and increase the number of local customers.

Customer Service Representatives

Customer service representatives in our call centers are available via phone or e-mail 24 hours a day. We have two centralized locations for our call center services, one in our executive offices in Beijing and one in Rizhao, Shangdong Province. Our call centers are an important point of interaction between our customer service representatives, merchant clients and retail customers. We strive to improve overall customer experience by providing a variety of services such as merchant services, complaint processing, customer refunds and general inquiry services on a real-time basis.

Writers/Editors

As local merchants in China are typically not experienced in producing high quality online marketing materials on their own, our writers/editors department works with them to create editorial descriptions and graphic designs for the products and services we feature on our websites. As of December 31, 2014, we have a 211 writers/editors including designers who create the web presentation and descriptive content of the featured deal and photographers who take pictures for the web presentation at the merchants’ sites. We have implemented a strict internal control and review process to ensure the quality of the content shown on our websites. Because of the cultural diversity in China, our writers/editors are based locally in the cities in which we operate, and are capable of producing editorial content based on the local culture and dialect.

Technology

We devote a substantial portion of our resources to improve website experience for the retail customers and develop new solutions for our merchant clients to market their location-based service offerings to customers. We have a team of engineers with various expertise to support our websites, our mobile applications and our electronic management system. Our engineers in our technology group have past hardware and software experiences at technology companies including Microsoft, China Mobile, Huawei Technologies, Datang Telecom and Linktone.

Online Marketing

We believe improvement in consumers’ website experience, which drives word-of-mouth and repeat usage, is an important and efficient form of marketing. In addition, we employ a variety of programs and online marketing activities to promote our brand and our services. These marketing activities include paid marketing through Internet navigation sites, such as tuan800.com and qihoo360.com, and various popular search engines in China such as baidu.com.

We also conduct merchant related marketing events, such as seminars and workshops, where we meet with local merchants to share insights in the industries, introduce and promote our various online marketing services to deepen our relationship with the merchant network. We regularly monitor the effectiveness of our marketing activities to control the overall costs of our marketing programs. We utilize an automated tracking system to monitor the traffic directed to our advertisements and can quickly adjust our spending in different marketing channels based on the results based on strategic and pricing considerations.

Payment System

Retail customers can make purchases through all major online payment systems in China including Alipay, Unionpay, Tenpay and Chinabank Payments. Each online payment system provides payment processing services to us and we pay service fees to pursuant to our agreements with the payment system operators. Typically the term of each of these agreements is one year, and would be automatically renewed for a term of one year unless otherwise requested by payment system operator or us in writing within one month prior to the expiration date.

Network Security

Our data center serves the important functions of supporting transactions on our websites. We use leading commercial antivirus and firewall technology to protect and maintain the systems located at our data center, our offices and our local merchant clients. We use leading encryption technology to protect the safety of our data during data transmission. We have designed our website to be always available and secured using a variety of proprietary software and commercially available tools. We believe our network infrastructure is scalable and can support our growing customer base and transaction volume.

Competition

E-commerce for location based, entertainment and lifestyle service providers began to grow rapidly in China since 2011. The e-commerce service providers in China can be categorized into two sectors. One sector consists of self-operated vendors modeled after Amazon and Groupon, including jd.com, meituan.com and the group buy channel of dianping.com. Another sector consists of third-party platform operators such tmall.com, which focuses on facilitating the sales of goods, and us, focusing on facilitating the sales of local services. Within our sub-sector, we compete primarily on the following:

•                  effectiveness to increase the number of online stores in our WoWo Mall;

•                  breadth of our geographic coverage;

•                  service features available;

•                  number of vertical of service offerings and the depth of offerings in each vertical,

•                  ability to integrate online and offline resources for our merchant clients;

•                  ability to foster an easy, convenient and secured direct sales through our e-commerce and mobile commerce interface; and

•                  ability to supply comprehensive offline technical support.

Our competitors also include industry- or content-specific vertical websites, whose information serves the same underlying industries in certain verticals of our WoWo Mall. We may also face competition from major Internet companies, who may enter into the e-commerce for local services space.

We believe the location-based, entertainment and lifestyle e-commerce sector will continue to experience technical upgrades, evolution in market standards, changes in the needs of merchants and continuous innovation. We believe we are well positioned to maintain our leading position in the industry. Our ability to maintain our position and market share depends on many factors, such as:

•                  quality of merchant clients’ goods and services and customer satisfaction;

•                  our ability to retain and expand customer base and merchant client network;

•                  the number and variety of merchant clients we can source and number of products offered;

•                  our reputation and brand recognition relative to our competitors; and

•                  the continued growth of the economy in China in general and the online service industry in particular.

Our strong local presence and dedication to merchant services will help us to continue to provide high quality location-based services to our customers. Our innovative e-commerce business model for location-based, entertainment and lifestyle service providers will differentiate us from our competitors and foster long-term relationship with our local merchant clients. Our WoWo EMS service is unique among the platform service providers in China and will help to improve and solidify our business partnerships with local merchant clients and enhance our brand recognition among local merchants.

In terms of advertising and marketing services, we also compete with other traditional and new media advertising and marketing firms. We believe our well targeted marketing solutions will continue to gain traction with local merchants. See “Item 3. Key Informaiton—D. Risk Factors—Risks Relating to Our Business and Industry—We operate in an intensely competitive environment, which could lead to declining revenue growth or other circumstances that could negatively affect our business, financial condition and results of operations”.

Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, certain industry- or content-specific vertical websites could be acquired by, receive investment from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Certain of our competitors might be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us.

Intellectual Property

As of December 31, 2014, we have 18 trademarks registered with the Trademark Office of the State Administration for Industry and Commerce, and we had registered 90 domain names, including 55.com and 55tuan.com. These websites are not a part of this annual report.

C.                                    Organizational structure.

The following diagram illustrates our corporate structure as of December 31, 2014.

(1)             Beijing Wowo Shijie Information Technology Co., Ltd.

(2)             Mr. Maodong Xu and Mr. Hanyu Liu respectively own 95% and 5% of the equity interests in Beijing Wowo Tuan.

(3)             Mr. Maodong Xu and Beijing Wowo Shiji Information Technology Co., Ltd. respectively own 60% and 40% of the equity interests in Kai Yi Shi Dai. Beijing Wowo Shiji Information Technology Co., Ltd. is principally owned by Mr. Hanyu Liu, holding 51% equity interest, Mr. Yongming Zhang, holding 15% equity interest, Mr. Weihong Xiao, holding 8% equity interest, Mr. Jianguang Wu, holding 7.5% equity interest, and Ms. Yonghong Lv, holding 6.3% equity interest.

(4)             The entity is in the process of entity deregistration.

(5)             Pursuant to the relevant agreements in connection with the acquisition of Jilin Wowo Tuan Information Technology Co., Ltd. in 2011, Beijing Wowo Tuan has transferred 49% equity interests in this entity to one of the former shareholders three years after the acquisition. After the transaction, Beijing Wowo Tuan held 51% equity interests and remained the control over Jilin Wowo Tuan.

(6)             The entity is in the process of entity deregistration.

D.                                    Property, plants and equipment.

We lease our premises from unrelated third parties. Our executive offices are located at Third Floor, Chuangxin Building, No.18 Road Xinxi, Haidian District, Beijing, China and occupy a total of 4,578 square meters under a two years lease. We operate two call centers. One located in our executive offices in Beijing and one located in Rizhao City, Shangdong province and occupies a total of 562 square meters, currently provided by a company jointly owned by Ms. Fangzhou Xu and Mr. Tianqin Xu, the wife and brother of our Chairman and CEO, Mr. Xu, respectively, free of charge. In addition, we have leased office space in the 150 local cities in which we operate. These office leases vary in duration from one to three years.

Item 4A.                                                Unresolved Staff Comments

Not applicable.

Item 5.         Operating and Financial Review and Prospects

A.                                    Operating results.

Overview

We operate one of China’s leading third-party e-commerce platforms, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons. We do not compete with our merchant clients by offering our own goods and services nor do we keep inventory of any merchandise. Our unique platform allows local merchants to customize and manage their online stores, make direct sales to their target customers and process a large volume of online sales for consumption at their brick and mortar stores. As of December 31, 2014, we have also established a nationwide network of merchant service centers to support local businesses in 150 major cities and population centers across China.

Operating Metrics

We measure our business using several operating metrics that directly affect our revenues. The key metrics regarding our merchant client base are as follows:

Number of merchant clients.  Number of merchant clients represents number of total merchant clients, including number of merchant clients that have opened a storefront in our WoWo Mall and merchant clients that have only participated in our group buy/flash sale channel without opening a storefront in our WoWo Mall, that have made a sale during a given period. We have experienced a generally steady increase in the number of our overall merchant clients on a quarter by quarter basis, from 35,194 in the first quarter of 2012 to 117,889 in the fourth quarter of 2014. Notwithstanding this steady growth in the number of merchant clients, we also tend to sign up more merchants or have more merchants renew their subscription of an online stores in the third quarter of each calendar year when students increase their purchases during summer vacation. Conversely, we may experience a slight decline in merchant numbers in the first quarters where purchasing activities declined over Chinese New Year and PRC National Holidays and fewer merchants participate in the group buy/flush sale channel as a result.

Number of merchant clients with an open online store.  Number of merchant clients with an open online store represents number of merchant clients who have opened an online store in our WoWo Mall at any point during the given period no matter the online stores are still open at the end of the given period. A merchant client may open more than one online store. Typically for a franchised merchant, the entire franchise may open only one online store though it may have multiple brick and mortar stores. Subject to seasonal fluctuation described above, we have experienced a generally steady increase in the number of our online stores, on a quarter by quarter basis, from 2,075 in the first quarter of 2012 to 73,639 in the fourth quarter of 2014, demonstrating the attractiveness of WoWo Mall business model to the merchants.

Number of service offerings.  Number of service offerings reflects the variety of service offerings provided by our merchant clients that our customers may view and purchase in our group buy/flash sale channel and online stores in our WoWo Mall during a given period. The number of our service offerings increased on a quarter by quarter basis generally in line with the increase in the number of merchant clients and online stores from 74,348 in the first quarter of 2012 to 486,350 in the fourth quarter of 2014. We believe this steady increase in the number of service offerings reflects the variety of offerings available and strengthens the attractiveness of our platform to both merchants and consumers.

The key metrics regarding our customer base are as follows:

Number of installed Wowo Mobile Apps.  We define the number of installed WoWo Mobile Apps as the number of retail consumers who have downloaded and installed our WoWo Mobile App on their smart phones or mobile devices since the commencement of our mobile commerce operation in the end of 2011 to the end of each subsequent quarters. We have experienced a steady increase in the number of installed WoWo Mobile App from 101,419 as of March 31, 2012 to 19,648,295 as of December 31, 2014, demonstrating consumers’ adoption of our mobile commerce platform.

Gross billings.  We define gross billings as the gross amounts collected from retail customers for services and goods sold on 55tuan.com and through WoWo Mobile Apps in a given time period without deducting the amount claimed for refund during the same period. Gross billings also do not include cash payments by retail customers directly to merchants without utilizing the online payment systems available through our WoWo Mobile App. Gross billings are not equivalent to revenues or any other financial metrics presented in our consolidated financial statements. Our gross billings were US$399.9 million, US$437.0 million and US$443.4 million for the years ended December 31, 2012, 2013 and 2014, respectively. Subject to seasonal fluctuation, we have experienced a steady increase in gross billings, as our scale of operation continued to grow.

Among the total gross amounts we collected from our retail customers, approximately 5.8%, 26.2% and 54.6% of our gross billings were contributed by mobile users who made purchases on our WoWo Mobile App for the years ended December 31, 2012, 2013 and 2014, respectively. We believe the proportion of transactions from mobile as of total transactions will continue to increase.

Average take rate.  We define average take rate as the gross amounts we retained as a percentage of gross billings for services and goods sold in the applicable period. The gross amounts we retained for goods and services sold is calculated by deducting amounts paid to local merchants from gross billings for such services and goods sold.

Currently, take rate for merchant clients ranges from 2%-8%, depending on their respective business categories or our other strategic considerations. The take rate we establish varies according to our estimate of the industry profit margins in specific verticals, which we believe mainly determines the amount a merchant is willing to pay to generate sales or attract buyers through this channel, as well as other strategic considerations. For example, for verticals that typically have lower gross margins, such as movie tickets, we charge a lower take rate, whereas for verticals such as beauty salons, photography, where gross margins are generally higher for the merchants, we charge a higher take rate.

Our average take rate was 7.5%, 6.9% and 4.5% for the years ended December 31, 2012, 2013 and 2014, respectively. The decrease was mainly due to competition and as we continued to offer attractive take rate to increase our client base. One of the ways for a merchant client to receive a more attractive deal includes switching to our storefront fee paying model by paying a storefront fee that ranges from US$600 to US$1,000 (equivalent to RMB4,000 to RMB6,000) per year.

Number of subscribers.  We define subscribers as the total number of registered accounts at 55tuan.com and WoWo Mobile Apps that are able to receive our group buying/flash sale deal information through our email direct marketing (EDM) system or short messaging service (SMS) system, less individuals who have unsubscribed since the inception of our business in March 2010 through a specific date. To sign up for our service and become a subscriber, an individual provides an email address or a mobile phone number. We can measure our overall growth in the market as well as our potential revenue opportunity as a function of our total subscriber base. The subscriber base does not take into consideration the activity level of the subscriber with our service, nor does it adjust for multiple or unused accounts. Despite these drawbacks, we believe this metric provides valuable insight on the trajectory and scale of our business. We had 18.9 million, 26.9 million and 36.0 million subscribers as of December 31, 2012, 2013 and 2014, respectively. We have experienced a steady increase in the number of consumers.

Average gross billings per customer.  This metric represents the average gross billings generated per paying customer on our Wowo Mall website in a given time period. This metric is presented as the gross billings generated on Wowo Mall website in a given period, divided by the number of paying customers on our Wowo Mall website in the same period. Although this metric is difficult to evaluate in light of our rapid customer growth, we believe that this measure is an indicator of the revenue generating capacity of our customers. Our average gross billings per paying customer were US$42.4, US$49.7 and US$58.4 for the years ended December 31, 2012, 2013 and 2014, respectively.

Other Factors Affecting Our Results of Operations

Besides our operating metrics that directly affect our revenues, there are a number of factors that affect our results of operations, including:

Continued growth of China’s economy and location-based, entertainment and lifestyle services in general.  We conduct all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. Since the inception of our business, we have benefited from overall economic growth in China. In addition, as the leading location-based, entertainment and lifestyle e-commerce platform service provider, our financial results have been, and are expected to continue to be, affected by the performance of the location-based, entertainment and lifestyle service industry in China.

Competitive pressure.  We operate in a highly competitive market. We compete with a number of other e-commerce service providers that have significant capital and human resources, some of which have also launched initiatives in direct competition with our business. The terms and conditions we offer our merchant clients are affected by our competitors’ strategies, which, as a result, affect our cost of operation. Competition also has a direct effect on our ability to retain existing subscribers and attract new subscribers.

Marketing expense.  We engage in a variety of different online marketing efforts tailored to our targeted retail consumers to expand our customer base. Expenses incurred for marketing and other promotional efforts may have a negative impact on our profitability, if they prove to be ineffective and do not expand our subscriber base as intended.

Seasonality.  Our business is affected by seasonality. For example, purchasing activities are usually lower in the first quarter over the Chinese New Year and the fourth quarter over PRC National Holidays. Purchasing activities may be the highest during the third quarter over summer holidays when students increase their purchases.

We had no outstanding short-term bank loan as of December 31, 2014.

Net Revenues

We derive our net revenues from commission and storefront fees.

Our revenues from commission are presented on a net basis (representing the amount billed to retail consumers less the amount paid to merchant clients). We act as an agent rather than as the principal in the delivery of the service or products underlying a WoWo Coupon and do not assume the risks and rewards of ownership of the products nor are we responsible for the actual fulfillment of services. As such, revenue recognition for commission is deferred until the redemption of the WoWo Coupons by the retail consumers, at which time the underlying sale has been culminated and we have completed our service obligations to our merchant clients.

We have adopted an operational return and refund policy that offers our customers refunds on the coupon they have purchased, if a customer is not satisfied with the goods or services after redemption, or if a customer has not redeemed the coupon within twenty days after expiration date of the coupon (the “Refund Period”). Until redemption, the proceeds received by us from selling the products and services are recorded as advance from customers. Historically, the amounts of refund claimed by customers for the redeemed coupons was clearly insignificant. Based on an analysis of historical patterns and amounts of claims by customers, we provide a refund reserve with an estimated refund rate close to zero for the redeemed coupons. Therefore, we do not recognize refunds for redeemed coupons in profit or loss upon revenue recognition for coupon redemption. Currently, unredeemed amounts beyond the Refund Period remains in advance from customers on our balance sheet due to uncertainty in the relevant laws and policies, including PRC Civil Law, Law on the Protection of the Rights and Interests of Consumers and certain normative documents enacted by the SAIC, where the basis of a legal right could exist for a coupon purchaser to claim a refund, if such right exists at all. These laws and policies currently do not unequivocally provide any definition or explanation on the legal nature of the unredeemed amounts, specifically who has the right to them. As a result, whether the coupon purchasers have a right to request a refund, or whether the period is limited, is not certain under the current practice of PRC laws. Due to this lack of certainty and to avoid any potential risk of legal claims for these amounts in the future, we have taken a conservative approach for the time being by not immediately recognize this revenue.

We started our coupon business in 2011 and had limited operating history to make a reliable estimation until 2014. Based on the historical data over the past three years, out of the total refund amount made during the year, over 97% was from the unredeemed coupon during the past one year, 2% was from the past two years and 1% from the past three years. After three years, the refund amount was close to 0%, therefore we determined that the possibility of the initiation of a customer claim becomes remote after three years. We did not recognize any revenue from these unredeemed amounts for the years ended December 31, 2012 and 2013, respectively; but we recognized $3,993,687 unredeemed amounts to revenue for the year ended December 31, 2014. Our advances from customers were US$21.0 million, US$28.7 million and US$22.7 million as of December 31, 2012, 2013 and 2014, respectively.

We also derive a portion of our net revenues from storefront fees for merchants featured on our WoWo Mall. Our merchants pay a fixed fee for an agreed contract period (generally one year).

Our net revenues were US$27.8 million, US$36.3 million and US$30.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Cost of Revenues

Our costs of revenues are direct and indirect costs incurred to generate revenues, and consist primarily of:

•                  salaries and benefits to employees, which are salaries and benefits we pay to our editorial, logistic and server maintenance staff;

•                  server maintenance and depreciation, which are for maintenance and depreciation of our server equipment;

•                  short message distribution fees, which are fees we pay for sending short text messages to retail consumers’ cell phones to acknowledge their purchases and provide authenticating two-dimensional barcodes and security codes;

•                  amortization of intangible assets, which is amortization expense of the domain names we acquire from local group buying/flash sale service providers;

•                  depreciation of property and equipment, which are depreciation expenses for our servers and office equipment; and

•                  online payment processing fees, which are processing fees we pay to third party payment service providers in connection with our consumers’ online payments to us.

Our cost of revenues was US$7.2 million, US$6.6 million and US$7.0 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Gross Profit

As a result of the above, our gross profits were US$20.6 million, US$29.7 million and US$23.0 million, representing a gross profit margin of 74.2%, 81.8% and 76.6% for the years ended December 31, 2012, 2013 and 2014, respectively.

Operating Expenses

The following table sets forth our operating expenses by amount and as a percentage of total operating expenses for the periods indicated:

	For the year ended December 31
	2012		2013		2014
	US$	%	US$	%	US$	%

Operating Expenses
Marketing	12,487	21.0%	10,426	16.9%	11,254	16.9%
Selling, general and administrative	47,010	79.0%	49,280	79.9%	55,447	83.1%
Impairment of intangible assets	—	—	2,035	3.2%	—
Total operating expenses	59,497	100%	61,741	100%	66,701	100%

Our operating expenses consist of marketing expenses and selling, general and administrative expenses. Our total operating expenses were US$59.5 million, US$61.7 million and US$66.7 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Marketing expenses

Our marketing expenses primarily consist of expenses incurred in connection with advertisements and market promotion events.

Our marketing expenses were US$12.5 million, US$10.4 million and US$11.3 million, for the years ended December 31, 2012, 2013 and 2014, respectively, representing 44.9%, 28.8% and 37.4% of the net revenues of the respective periods.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of:

•                  salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff;

•                  share-based compensation to employees, which is the expenses incurred in connection with the grant of share options to our directors, officers and other employees pursuant to our share incentive plan; and

•                  office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses.

Our selling, general and administrative expenses were US$47.0 million, US$49.3 million and US$55.4 million, for the years ended December 31, 2012, 2013 and 2014, respectively, representing 169.0%, 135.9% and 184.4% of the net revenues of the respective periods.

Loss from Operations

We incurred net losses of US$39.0 million, US$32.2 million, and US$43.9 million for the years ended December 31, 2012, 2013 and 2014, respectively. The losses were primarily due to the higher growth rate of our operating expenses compared with the growth rate of our net revenues as we establish our local network across China. We made significant investments in sales and marketing to build our WoWo Mall brand among local merchants and retail consumers.

Provision for Income Tax Benefit

We are subject to PRC Enterprise Income Tax Law on taxable income in accordance with the relevant PRC income tax laws. We incurred net losses of US$39.0 million, US$32.2 million and US$43.9 million, for the years ended December 31, 2012, 2013 and 2014, respectively. Our provision for income tax benefit were US$0.1 million, US$0.1 million and nil, for the years ended December 31, 2012, 2013 and 2014, respectively.

Critical Accounting Policies

The preparation of financial statements of Wowo Limited and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements.

You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We generate most of our revenues from the sales of WoWo Coupons.

We present revenues on a net basis (representing the amount billed to subscribers less the amount paid to merchant clients). We act as an agent rather than as a principal in the delivery of the goods or services underlying the WoWo Coupons as we do not assume the risks and rewards of ownership of goods nor are we responsible for the actual provision of services. Both of these are the responsibilities of the merchant clients.

We recognize revenues when all of the following criteria are met: (i) persuasive evidence of existence of an arrangement, which is typically at the point when we enter into cooperating agreements with merchant clients to sell WoWo Coupons and the price becomes fixed or determinable; (ii) collectability is reasonably assured, which occurs when retail consumers remit payments to third party online payment service providers for WoWo Coupons purchased; and (iii) goods or services are provided.

We earn the related commission revenue as an agent when our consumers actually redeem their WoWo Coupons. Until such time, the proceeds received by us from selling the WoWo Coupons are recorded as proceeds received in connection with unredeemed coupons. During the period from the sale of a WoWo Coupon to the point of coupon redemption, we are also contractually obligated to provide, maintain and support an online coupon verification system which our merchant clients must use to validate the WoWo Coupon before goods or services are provided to the retail consumers. We also provide ongoing customer service support to our merchant clients through the coupon redemption period. We have concluded these performance obligations to be a substantive and integral part of our service delivery process from which we earn our net revenues. Based on the above considerations, revenue recognition is deferred until the redemption of the WoWo Coupons by the retail consumers for the delivery of goods or consumption of the services, at which time the underlying sale from which we earn our commission has been culminated and we have completed our service obligations to our merchants. Our remaining obligations to our merchants after coupon redemption by the retail consumers are inconsequential.

We adopt return and refund policy pursuant to which we offer a retail consumer a refund if the consumer is not satisfied with the goods or services provided on the WoWo Coupon after redemption, and we offer retail consumers a refund on a WoWo Coupon within 20 days after expiration if the WoWo Coupon was not redeemed upon expiration. Historically, the amounts of refund claimed by customers for the redeemed coupons was clearly insignificant. Based on an analysis of historical patterns and amounts of claims by customers, we provide a refund reserve with an estimated refund rate close to zero for the redeemed coupons. Currently, unredeemed amounts beyond the Refund Period remains in advance from customers on the balance sheet on a gross basis due to the ambiguity and uncertainty regarding interpretation and application of current PRC laws with respect to the nature of these unredeemed amounts, such as PRC Civil Law, Law on the Protection of the Rights and Interests of Consumers and certain normative documents enacted by the State Administration of Industry and Commerce, or the SAIC. We recognize revenue from these unredeemed amounts until the third anniversary from the expiration date of the coupon, when the possibility for a customer to initiate a claim becomes remote. We did not recognize any revenue from these unredeemed amounts for the years ended December 31, 2012 and 2013, respectively; but we recognized $3,993,687 unredeemed amounts to revenue for the year ended December 31, 2014.

In addition, the merchants are contractually responsible and liable for the quality of the products or services provided and we also hold the right to claim reimbursements from the merchants, therefore, the amounts of costs that we incurred as a result of such refunds have been minimal for the years presented.

We also derives the revenue from storefront fees for merchants that have opened online stores on our website. The merchants pay a fixed fee for an agreed contract period. We recognizes revenues ratably over the period the storefront services are provided. In July 2014, we launched “WoWo Merchant App”, a customized storefront on mobile devices that integrates reservations, payment, special promotions, membership management and other features which enables local merchants to directly self-manage their marketing and sales campaign on mobile devices, which consists of two parts of revenue streams, APP developing revenue and fixed storefront fee revenue. Revenue for APP developing is recognized when the product is delivered. Merchants also pay fixed storefront fees for further services in an agreed contract period. We recognizes revenues ratably over the period the storefront services are provided.

Impairment of Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of tangible and identifiable intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable intangible net assets of the acquired business. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the discounted cash flow, or DCF, method of income approach. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then discounted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. We once used cost approach for the determination of the fair value of specific acquired intangible assets. Cost approach is based upon the concept of replacement as an indicator of value. In the valuation of specific assets under the cost approach, value is being estimated based on the cost of reproducing or replacing the asset, less depreciation from functional obsolescence, and economic obsolescence, if present and measurable. For goodwill, we use the income approach in determining the impairment of goodwill on reporting unit, with reference to valuation report prepared by an independent valuation firm based on data we provided. This approach includes the DCF method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology.

Some of the significant estimates and assumptions inherent in the DCF method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives.

Specifically, the income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. The financial projections used in deriving the fair values of intangible assets were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

Goodwill is tested for impairment at least once annually or more frequently if we believe indications of impairment exist. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. We currently have one reporting unit, which recorded goodwill in relation to the acquisition of 22 local group buying businesses in 2010 and 2011.

If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating the fair value of reporting unit is performed by the DCF method.

In circumstances where our reporting unit has zero or negative carrying amounts, we will perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill exists, we would consider whether there are any adverse qualitative factors indicating that impairment may exist. Since our carrying amount of equity interest was negative as of December 31, 2012, 2013 and 2014, we considered that it was more likely than not that goodwill impairment might exist given that we had been generating losses and negative cash flows during the year ended December 31, 2012, 2013 and 2014. Hence, we proceeded directly to Step 2 of goodwill impairment test.

The following table sets forth the details of the goodwill impairment test as of December 31, 2012, 2013 and 2014.

	December 31,
	2012	2013	2014
	(US$ in thousands, except percentages)
Estimated fair value of the reporting unit	94,000	69,200	267,900
Carrying value of reporting unit, net	(86,600)	(156,900)	(233,800)
Amounts by which the fair value exceed the carrying value of reporting unit	180,600	226,100	501,700
Implied fair value of goodwill	115,900	119,700	310,400
Carrying value of goodwill, net	7,400	7,600	7,500
Percentage by which the fair value exceed the carrying value of goodwill	1,566%	1,575%	4,138%

As of December 31, 2012, 2013 and 2014, the implied fair values of goodwill of the reporting unit significantly exceeded their respective carrying values. As a result, no goodwill impairment was recorded for the years ended December 31, 2012, 2013 and 2014.

The principal assumptions in preparing the financial projection for the purpose of determining whether the goodwill is impaired included the following:

•                  As of December 31, 2012, we assumed that our business will growing at a compound annual revenue growth rate of 16% during the years from 2013 to 2020 and a terminal growth rate of 3% after 2020. EBIT margin was expected to turnaround from negative in 2013 to a positive level during the years from 2014 to 2020, ranging from 9% to 31%. The discount rate selected was 26%.

•                  As of December 31, 2013, we assumed that our business will growing at a compound annual revenue growth rate of 14% during the years from 2014 to 2020 and a terminal growth rate of 3% after 2020. EBIT margin was expected to turnaround from negative in 2014 to a positive level during the years from 2015 to 2020, ranging from 8% to 28%. The discount rate selected was 25%.

•                  As of December 31, 2014, we assumed that our business will growing at a compound annual revenue growth rate of 40% during the years from 2015 to 2020 and a terminal growth rate of 3% after 2020. EBIT margin was expected to turnaround from negative in 2015 and 2016 to a positive level during the years from 2017 to 2020, ranging from 3% to 28%. The discount rate selected was 27%.

The estimation of fair value of a reporting unit or goodwill using the DCF method requires significant judgment, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital, or WACC, which are used as the discount rates under the income approach. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment of the reporting unit. A lower revenue growth rate due to failure to achieve expected sales, or higher costs and expenses in operation due to the loose budget control, could negatively impact the result of the fair value of the reporting unit. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates as discussed above. A higher discount rate would result in a lower fair value of reporting unit and could negatively impact the result of goodwill impairment test. However, as the calculated and implied fair value of the goodwill are much larger than its carrying value on the book, any change to increase the weighted average cost of capital, or WACC, or an estimated low growth rate even to a level as low as zero growth rate on annual revenue over the projected period, would not result in an impairment of the carrying amount at goodwill.

The fair values of the intangible assets were estimated by us, with the assistance from an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to the intangible assets recorded in the financial statements.

Acquired intangible assets are amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. In particular, trade name/ domain name acquired through the business acquisitions which will be used to redirect the users to the primary sites is amortized using the straight-line method over two years and the trade name/domain name acquired for the operation of the online group buying/flash sale business are amortized using the straight-line method over ten years. Theoretically, the acquired domain name can be used indefinitely by renewing the registration with relevant authority upon expiry at immaterial costs. Therefore, its legal life would be indefinite. However, with a consideration of the fact that the group buying/flash sale industry in China is relatively new with intense competition, the management, after taking into consideration the benefits expected to be generated from the trade name/domain name, has estimated a useful life of two years for the trade name/domain name which will be used to redirect the users to the primary sites and a useful life of 10 years for trade name/domain name of 55.com.

We acquired user base that contains information about the user’s name, contact information, order history and demographic information. As most of the users were attracted by lucky draw activities and had no stable order history, the economic life of the user base is estimated to be short, approximately 2 years. Operating system acquired is amortized using the straight-line method over three years based on the estimated technological life of the operating system.

We amortize intangible assets with determinable useful lives on a straight-line basis. We evaluate intangible assets with determinable useful lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure recoverability of long-lived assets to be held and used as part of a reporting unit by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If we believe the assets are impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets. We recorded an impairment of intangible assets of $2,034,791 for the year ended December 31, 2013 because the post-acquisition performance contributed by the acquired intangible assets was not in line with our expectations at the date of acquisition.

Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

Fair Value of Our Ordinary Shares and Share-Based Compensation

Before April 8, 2015, we are a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (1) determining the fair value of our ordinary shares at the date of the grant/re-measurement of share- based compensation award to our employees as one of the inputs in determining the fair value of the award and (2) at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature.

The fair value of the ordinary shares and share-based compensation award granted to our employees were estimated by us, with assistance from an independent third-party appraiser (the “Appraiser”). We are ultimately responsible for the determination of all amounts related to share-based compensation and the convertible instruments recorded in the financial statements.

The following table sets forth the fair value of our ordinary shares estimated at different dates prior to December 31, 2014:

Date	Class of shares	Fair value	Purpose of valuation	Type of valuation
February 29, 2012 and March 9, 2012	Ordinary Shares	US$0.0989	Re-measurement of share options granted and determination of potential beneficial conversion feature in connection with the issuance of Series B Preferred Shares	Contemporaneous
July 1, 2012	Ordinary Shares	US$0.0600	Share options granted as of July 1 2012	Contemporaneous
October 1, 2012	Ordinary Shares	US$0.0594	Share options granted as of October 1, 2012	Contemporaneous
March 15, 2013	Ordinary Shares	US$0.0611	Share options granted as of March 15, 2013	Contemporaneous
April 18, 2014	Ordinary Shares	US$0.0590	Share options granted as of April 18, 2014	Contemporaneous
June 29, 2014	Ordinary Shares	US$0.1380	Ordinary share compensation to executives and certain directors as of June 29, 2014	Contemporaneous

In determining the fair value of our ordinary shares, we have considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

The Appraiser used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our ordinary shares as of June 29, 2014. We considered the market approach and searched for public companies located in China with similar business nature and in a stage of development similar to ours. However, no companies similar to us in many aspects could be identified, and we therefore only used the results obtained from the market approach as a sanity check on the results obtained from the income approach. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. These estimations will not be necessary to determine the fair value of our ordinary shares once trading commences.

The major assumptions used in calculating the fair value of ordinary shares include:

•                      Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The changes in WACC from 26% as of October 1, 2012 to 25% as of March 15, 2013 were primarily due to our business growth and recovery in the global capital markets and economic conditions for accelerating our development. In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the online commerce and travel service agency business were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the online commerce industries, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should be online services provider; and (ii) the guideline companies should either have their principal operations in China, as we operate in China, and/or are publicly listed companies in the U.S., as we plan to become a public company in the U.S. The WACC maintained at 23% over the period between April 18, 2014 and June 29, 2014

•                  Discount for lack of marketability, or DLOM: When determining the DLOM, the option-pricing method (put option) was applied to quantify the DLOM where applicable. Although it is reasonable to expect that the completion of our initial public offering will add value to our ordinary shares because we will have increased liquidity and marketability as a result of the listing of our ADSs on the Nasdaq Stock Exchange, the amount of additional value can be measured with neither precision nor certainty. The DLOMs were estimated to be 22% as of October 1, 2012 and 25% as of March 15, 2013. The higher DLOM is used for the valuation, the lower is the determined fair value of the ordinary shares. DLOM decreased from 14% as of April 18, 2014 to 8% as of June 29, 2014 due to a shorter period to the expected initial public offering date.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. The assumptions used in deriving the fair values were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates of 23%.

The fair value of our ordinary shares stayed at around US$0.06 per share over the period between July 1, 2012 and April 18, 2014 due to the following reasons:

•                  basically the company’s business operated as usual but without real break-through over the period;

•                  revenue growth rate was lower when the management expected more intense competition in the group buying business; and

•                  recovery in the global capital markets and economic conditions resulted in lower market required return on investing in business similar to ours. Accordingly, the discount rate used for our valuation under the income approach reduced.

The fair value of our ordinary shares decreased from US$0.0611 per share as of March 15, 2013 to US$0.0590 per share as of April 18, 2014, primarily due to the following reasons:

•                  the company’s 2013 actual performance missed budget; and

•                  profitibility declined due to intense competition in the market resulting in our lower bargaining power to counterparties in negotiating the take rate (margin) and higher operating expenses (e.g. sales commission cost).

The fair value of our ordinary shares increased from US$0.0590 per share as of April 18, 2014 to US$0.1380 per share as of June 29, 2014, primarily due to the following reasons:

•                  Financial performance was expected to be better in the long run when the company’s business was expected to receive contribution from the new operation of WoWo Merchant App;

•                  We have engaged an underwriter to start preparing for an IPO and accordingly;

•                  DLOM was lower due to a shorter period to the expected initial public offering date; and

•                  There is a higher chance that an IPO leading to automatic conversion of the preference shares into ordinary shares would occur.

We believe that the increase in the fair value of our ordinary shares from US$0.1380 as of June 29, 2014, to US$0.56 per share, or US$10.00 per ADS, the initial public offering price divided by the number of ordinary shares represented by each ADS, was primarily attributable to the following factors:

•                  Upon the completion of our initial public offering, all of our preferred shares would be converted into ordinary shares and thus forego the rights and the corresponding values attributable to the preferred shares. In other words, part of the value of the preferred shares will be transferred to the holders of ordinary shares, resulting in the ordinary share value to be increased without increasing our total enterprise value.

By assuming all of our preferred shares have been converted to ordinary shares, our ordinary share value would have been increased to $0.21 (or by $0.07).

•                  We achieved a better financial performance since July 1, 2014 than our previous estimate, as the result of significant, unexpected revenue growth attributed by the following factors: (i) We upgraded our WoWo Merchant Apps in July 2014. As a result, the number of our online merchant clients increased from 92,002 in the second quarter to 119,310 in the fourth quarter of 2014, an increase of 25% on a semi-annual basis or 50% on an annual basis. The number of our newly signed-up paying merchant clients also increased from 2,103 in the second quarter to 3,135 in the fourth quarter, an increase of 50% on a semi-annual basis. (ii) We launched a new strategic business initiative in fourth quarter of 2014 by opening our platform to third party service providers’ clients in various vertical sectors. They have enrolled in this new business and have brought more than 10,000 new merchants to our platform. (iii) Within the fourth quarter of 2014, we achieved major milestones in the development and set up clear launching schedule for two new products with features that would enable our merchant clients to open and manage their online stores using their own smart phones and enable craftsmen to open and manage their online stores on our platform. These two new products would be launched at the end of first quarter 2015. Once launched, we believe these products will further increase the number of merchants signed up to our platform, many of which could ultimately become paying merchants. Our conversion rate from online merchants to paying merchants has been approximately 12.4%. (iv) Within the fourth quarter of 2014, we completed the addition of three new value-added services into our product roadmap. These new services would attract more merchants and further improve paying merchant conversion rate. We believe both growing merchant base and improvement of paying-merchant conversion rate will further drive our revenue growth.

Based on the above strategic initiatives and strong operating performance in terms of revenues, number of merchants and other factors in the fourth quarter of 2014, we expect our performance in 2015 and beyond to be better than originally forecasted in the June 29, 2014 valuation. This results in an additional increment in the ordinary shares value to $0.36 (or by $0.15).

•                  Taking into account the improvement of our business performance and indications of the success of our business plan, the company-specific risk factor used in estimating a market participant’s required rate of return for investing in our shares was reduced by 4%, reflecting the decrease in the perceived risk in achieving our financial forecasts. Therefore, the overall discount rate was lowered from 23% as of June 29, 2014 to 19% as of January 30, 2015. We believe this factor would increase the fair value of our ordinary shares to $0.52 (or by $0.16).

•                  The imminent launch of our initial public offering will provide us with additional capital and will enhance our ability to access capital markets to grow our business, raise our profile in China and provide our shareholders with greater liquidity. In particular, the 8% discount for lack of marketability previously used to value our ordinary shares as of June 29, 2014 would no longer be applicable after our initial public offering. We believe this factor would increase the fair value of our ordinary shares to $0.56 (or by $0.04)..

The increase in the fair value of our ordinary shares since July 1, 2014 was in line with the overall appreciation in the market value of the shares of China-based publicly-traded companies, as a result of the further improved market sentiment towards those companies since July 1, 2014. For instance, the NASDAQ China Index increased by 9.5% from June 30, 2014 to January 30, 2015.

Furthermore, in accordance with Chapter 10 of the Practice Aid, we believe that the ultimate IPO price itself is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before our initial public offering, as increases in enterprise value may be attributed partly to (i) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (ii) a reduction in the risk associated with achieving projected results.

Our share-based compensation with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

The following table sets forth certain information regarding the share options granted to our employees at different dates prior to December 31, 2014:

Grant/Re-measurement date	Type of award	Number of award	Exercise price	Fair value of ordinary share	Intrinsic value	Type of valuation
January 1, 2012	Employee share option	2,532,600	US$0.00	US$0.1078	US$273,014	Contemporaneous
January 1, 2012	Employee share option	583,550	US$0.20	US$0.1078	—	Contemporaneous
July 1, 2012	Employee share option	661,100	US$0.20	US$0.0600	—	Contemporaneous
October 1, 2012	Employee share option	7,977,216	US$0.00	US$0.0594	US$473,847	Contemporaneous
October 1, 2012	Employee share option	175,000	US$0.20	US$0.0594	—	Contemporaneous
March 15, 2013	Employee share option	1,228,590	US$0.20	US$0.0611	—	Contemporaneous
April 18, 2014	Employee share option	11,445,500	US$0.01	US$0.00590	US$560,830	Contemporaneous

In determining the value of share options to employees, we have used the Binomial option-pricing model, with assistance from the Appraiser. Under this option pricing model, certain assumptions, including risk-free interest rate, the contractual life of the options, the expected dividends on the underlying ordinary shares, the expected volatility of the price of the underlying shares for the contractual life of the options, the post-vesting forfeiture rate and the expected exercise multiple are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

In determining the value of ordinary shares to directors and executives, we have considered the fair value of the ordinary share and the expected dividend paid-out ratio. Because we have no plan to pay dividend, the fair value of the share granted to directors and executives is the fair value of the ordinary share.

The key assumptions used in valuation of the employee share options are summarized in the following table:

	Grants on January 1, 2012	Grants on July 1, 2012	Grants on October 1, 2012	Grants on March 15, 2013	Grants on April 18, 2014
Risk-free rate of return(1)	1.8%	1.7%	1.7%	0.9%	1.8%
Contractual life of the options(2)	5.0 years	5.0 years	5.0 years	5.0 years	5.0 years
Volatility(3)	53%	64%	64%	65%	58%
Expected dividend yield(4)	0%	0%	0%	0%	0%
Post-vesting forfeiture rate(5)	5.0%/10.0%/0%	20.0%	0%/5.0%/20.0%	25.0%/40.0%	9.0%/40.0%
Exercise multiple(6)	2x / 3x	2x	2x / 3x	2x / 3x	3x / 2x

(1)             The risk-free rate of return is based on the yield curve of USD China Sovereign Bonds as of the valuation dates as extracted from Bloomberg.

(2)             The contractual life of the options is based on the option grant letter.

(3)             The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed guideline companies over a period comparable to the contractual life of the options.

(4)             We estimate the dividend yield based on our expected dividend policy over the expected term of the options.

(5)             The post vesting forfeiture rate was based on our historical statistical data. 9.0% and 40.0% was applied to options granted to general staff as of different valuation dates. 0% was applied to options granted to executive management with expectation that the executive management will not quit from the company over the contractual life of the options.

(6)             Exercise multiple is the ratio of fair value of share over the exercise price at the time which the option will be exercised, estimated based on a consideration of research study regarding exercise pattern from historical statistical data. A multiple of three was used for the executive management and a multiple of two was used for general staff.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

In July 2013, the FASB issued a pronouncement that provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued a new pronouncement that affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                                          Step 1: Identify the contract(s) with a customer.

•                                          Step 2: Identify the performance obligations in the contract.

•                                          Step 3: Determine the transaction price.

•                                          Step 4: Allocate the transaction price to the performance obligations in the contract.

•                                          Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.                                      Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                                          For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                                          For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                                          For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.                                      Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                                          The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                                          An explanation of the reasons for significant changes.

We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In April, 2014, the FASB issued ASU 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is ‘‘substantial doubt about the entity’s ability to continue as a going concern.’’ The new standard is effective for fiscal years ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

Results of Operations

The following table presents selected financial data from consolidated statements of operations of Wowo Limited for the periods indicated. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of our future performance.

	For the year ended December 31,
	2012	2013	2014
	(US$ in thousands)
Consolidated statements of operations data
Net revenues	27,815	36,253	30,073
Cost of revenues	7,185	6,583	7,040
Gross profit	20,630	29,670	23,033
Operating expenses:
Marketing	12,487	10,426	11,254
Selling, general and administrative	47,010	49,280	55,447
Impairment of intangible assets	—	2,035	—
Total operating expenses	59,497	61,741	66,701
Loss from operations	(38,867)	(32,071)	(43,668)
Interest income	21	44	7
Interest expense	(224)	(137)	(12)
Other income/(expenses), net	20	(89)	(196)
Loss from disposal of VIE and VIE’s subsidiaries	(29)	—	—
Loss before provision for income tax	(39,079)	(32,253)	(43,869)
Provision for income tax benefits	(69)	(81)	—
Net loss	(39,010)	(32,172)	(43,869)

Year ended December 31, 2013 compared to Year ended December 31 , 2014

Net revenues

Our net revenues decreased by US$6.2 million, or 17.0%, from US$36.3 million for the year ended December 31, 2013 to US$30.1 million for the year ended December 31, 2014.

Net revenues from commission decreased by US$8.3 million, or 31.4%, from US$26.3 million for the year ended December 31, 2013 to US$18.0 million for the year ended December 31, 2014, primarily due to a decrease in our effective take rate due to competition and as we continue to offer lower take rate to increase our merchant client base. Our effective take rate was 6.9% and 4.5% for the year ended December 31, 2013 and 2014, respectively.

Net revenues from our storefront fees increased by US$2.1 million, or 20.9%, from US$10.0 million for the year ended December 31, 2013 to US$12.1 million for the year ended December 31, 2014 as we signed up more merchant clients by continue to improve our service offerings and web page contents.

Cost of revenues

Our cost of revenues increased by US$0.4 million, or 6.9%, from US$6.6 million for the year ended December 31, 2013 to US$7.0 million for the year ended December 31, 2014, primarily due to an increase in electronic payment processing fees of US$0.5 million resulting from an increase of mobile app customers. Our gross billings for the year ended December 31, 2013 and 2014 was US$437.0 million and US$443.4 million.

Total Operating expenses

Our total operating expenses increased by US$5.0 million, or 8.0%, from US$61.7 million for the year ended December 31, 2013 to US$66.7 million for the year ended December 31, 2014, primarily due to increases in selling, general and administrative expenses of US$6.2 million.

Marketing expenses

Our marketing expenses increased by US$0.9 million, or 7.9%, from US$10.4 million for the year ended December 31, 2013 to US$11.3 million for the year ended December 31, 2014, primarily due to our expansion into the mobile commerce market and the related marketing expenses.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by US$6.2 million, or 12.5%, from US$49.3 million for the year ended December 31, 2013 to US$55.4 million for the year ended December 31, 2014, primarily due to an increase in share based compensation of US$4.9 million, an increase in salary of US$0.9 million, an increase in selling expenses for vouchers of US$0.8 million and an increase in offices expenses of US$0.6 million.

Loss from operation

As a result of the foregoing our loss from operation increased by US$11.6 million, or 36.2%, from US$32.1 million for the year ended December 31, 2013 to US$43.7 million for the year ended December 31, 2014.

Net loss

As a result of the foregoing, our net losses increased by US$11.7 million, or 36.4%, from US$32.2 million for the year ended December 31, 2013 to US$43.9 million for the year ended December 31, 2014.

Year ended December 31, 2012 compared to Year ended December 31, 2013

Net revenues

Starting from November 2011, we began to encourage our local merchant clients to open online stores on our WoWo Mall website. Starting from July 2012, we began to charge an annual storefront fee for a limited category of merchant clients that have opened an online store with us. Our net revenues increased significantly by US$8.5 million, or 30.3%, from US$27.8 million for the year ended December 31, 2012 to US$36.3 million for the year ended December 31, 2013.

Net revenues from commission increased by US$1.3 million, or 5.2%, from US$25.0 million for the year ended December 31, 2012 to US$26.3 million for the year ended December 31, 2013, primarily due to an increase in gross billings, offset in part by a decrease in our effective take rate. Our effective take rate was 7.5% and 6.9% for the years ended December 31, 2012 and 2013, respectively.

Net revenues from our storefront fees increased by US$7.2 million, or 254.4%, from US$2.8 million for the year ended December 31, 2012 to US$10.0 million for the year ended December 31, 2013, primarily due to increases in the number of fee paying merchants.

Cost of revenues

Our cost of revenues decreased by US$0.6 million, or 8.4%, from US$7.2 million for the year ended December 31, 2012 to US$6.6 million for the year ended December 31, 2013, primarily due to a decrease in employee salary and benefit costs by US$1.1 million as we became more efficient in our operation and required fewer writers/editors and logistic personnel and a decrease in amortization of intangibles by US$0.2 million, offset in part by an increase in electronic payment processing fees of US$0.9 million due to an increase in gross billings.

Total Operating expenses

Our total operating expenses increased by US$2.2 million, or 3.8%, from US$59.5 million for the year ended December 31, 2012 to US$61.7 million for the year ended December 31, 2013, primarily due to increases in selling, general and administrative expenses of US$2.3 million and an increase in impairment of intangible assets of US$2.0 million; offset in part by a decrease in marketing expenses of US$2.1 million.

Marketing expenses

Our marketing expenses decreased by US$2.1 million, or 16.5%, from US$12.5 million for the year ended December 31, 2012 to US$10.4 million for the year ended December 31, 2013, primarily due to a decrease in the marketing and promotion expenses of US$1.8 million as we forego certain low performance online advertising channels and became more performance oriented in our selection of online advertising channels.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by US$2.3 million, or 4.8%, from US$47.0 million for the year ended December 31, 2012 to US$49.3 million for the year ended December 31, 2013, primarily due to an increase in employee expenses of US$5.4 million. Head count for our merchant client representatives increased from 1,506 as of December 31, 2012 to 2,119 as of December 31, 2013, as we continue to expand our network of client service centers. The increase in our employee expenses is offset in part by a decrease in share based compensation expenses of US$1.0 million, a decrease in office expenses of US$1.1 million, a decrease in bad debts of US$0.5 million and a decrease in depreciation of equipment of US$0.3 million.

Loss from operation

As a result of the foregoing our loss from operation decreased by US$6.8 million, or 17.5%, from US$38.9 million for the year ended December 31, 2012 to US$32.1 million for the year ended December 31, 2013.

Net loss

As a result of the foregoing, our net losses decreased by US$6.8 million, or 17.5%, from US$39.0 million for year ended December 31, 2012 to US$32.2 million for the year ended December 31, 2013.

B.                                    Liquidity and capital resources.

We had US$4.2 million, US$0.4 million and US$1.6 million in cash and cash equivalents as of December 31, 2012, 2013 and 2014, respectively.

The following table sets forth a summary of our cash and cash equivalents inside and outside of the PRC as of December 31, 2014:

	Cash and cash equivalents denominated in RMB	Cash and cash equivalents denominated in USD	Total cash and cash equivalents
	(US$ in thousands)
Entities outside of the PRC	$—	$5	$5
PRC VIE	1,585	—	1,585
Outside of VIE	49	7	56
Entities inside of the PRC	1,634	7	1,641
Total	$1,634	$12	$1,646

Our net losses were US$39.0 million, US$32.2 million and US$43.9 million for the years ended December 31, 2012, 2013 and 2014. We expanded quickly from 5 service centers as of January 1, 2011 to 150 as of December 31, 2014 in order to provide merchant service coverage in most of the major cities and populations centers across China. During this expansion process, we also implemented rigorous performance appraisal and sales training in order to retain the best local merchant service representatives that will allow us to increase sales to local merchants and provide outstanding services. During this period, we also continued to focus on empowering our merchant clients to self manage their online presence, including rolling out our WoWo EMS to automate a number of back office supports. As a result, we do not foresee that we would continue to have strong demand for additional merchant service representatives going forward, as we have already established a significant network of merchant client service centers covering most of the major cities and population centers in China. We intend to leverage this nationwide infrastructure to acquire more local merchants and convert them to our e-commerce platform. As merchants migrate to our online storefronts and start paying storefront fees, we believe this recurrent revenue will help improve our financial performance.

We have incurred net losses and experienced negative cash flow from operating activities since our inception. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the exercise of over-allotment option on April 27, 2015, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that our current cash balance, anticipated cash flows from operations, the proceeds from our initial public offering and the financial support obtained from our Chairman and CEO, Mr. Maodong Xu, will be sufficient to meet our anticipated capital needs through December 31, 2016. Specifically, we project we will continue to incur future operating losses by the end of 2015. In this regard, Mr. Maodong Xu has personally committed to provide adequate funds to enable us to meet in full our financial obligations as they fall due through December 31, 2016, which commitment is guaranteed by certain assets from Mr. Xu. The funds, if and when called, will be provided in the form of a cash equity investment. This commitment is for an amount subject to our actual deficiency without any limitation. If there is any change in business conditions or other future developments, including any investments we may decide to pursue, and if our existing cash balance and commitment from our Chairman and CEO are insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

In the future, we may rely on dividends and other distributions on equity paid by our wholly- owned PRC subsidiaries for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiaries. For instance, if WoWo Shijie, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements WoWo Shijie currently has in place with Beijing Wowo Tuan and Kai Yi Shi Dai in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, WoWo Shijie, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises, such as WoWo Shijie, are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risk related to our corporate structure—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”. In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE’s subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiaries, VIE and VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2014, the restricted net assets of our PRC subsidiary and VIE entities, which represents registered capital and additional paid-in capital, was US$26.0 million. Any limitation on the ability of Wowo Shijie or Wowo Mall (China) Ltd. (HK) to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. The functional and reporting currency of our company, Wowo Group Limited (BVI) and Wowo Mall (China) Ltd. (HK) is US dollars. The financial record of our subsidiary, VIEs, and VIEs’ subsidiaries located in the PRC are maintain in Renminbi. Fluctuation in the exchange rate between Renminbi and other foreign currency may affect our ability to inject capital in to PRC. We could lend to our PRC subsidiaries and VIEs, or we could make additional capital contributions to our PRC subsidiaries, or we could establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we could acquire offshore entities with business operations in China in an offshore transaction. Most of these uses are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOC or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are unlikely to lend money to our VIEs which are PRC domestic companies. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations”.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2012	2013	2014
	(US$ in thousands)
Net cash used in operating activities	(14,647)	(28,753)	(31,960)
Net cash provided by/(used in) investing activities	2,992	2,065	(586)
Net cash provided by financing activities	11,798	22,736	33,768
Effect of exchange rate changes	(227)	124	5
(Decrease)/increase in cash	(84)	(3,828)	1,227
Cash at the beginning of the period	4,331	4,247	419
Cash at the end of the period	4,247	419	1,646

Net cash used in operating activities

Net cash used in operating activities was US$32.0 million for the year ended December 31, 2014. We had net loss of US$43.9 million, which was further increased by a decrease in advance to customers of US$5.4 million and a decrease in accrued expenses and other current liabilities of US$3.1 million as we transition from group buy business where we received advance from customers to online mall operations; offset in part by an increase in accounts payable of US$9.7 million and a decrease in prepaid expenses and other current assets by US$2.3 million.

Net cash used in operating activities was US$28.8 million for the year ended December 31, 2013. We had net loss of US$32.2 million, which was further increased primarily by an increase in prepaid expenses and other current assets of US$6.3 million for engaging new merchant clients and a decrease in account payable of US$4.3 million as our management decided to shorten our account payable cycle; offset in part by an increase in advance from retail customers of US$7.0 million, as our gross billings increased we also experienced an increase in unredeemed coupons that we accounted for as advance from consumers.

Net cash used in operating activities was US$14.6 million for the year ended December 31, 2012. We had net loss of US$39.0 million, which was offset in part by an increase in accrued expenses and other current liabilities of US$6.1 million due to an increase in accrued employee benefits, an increase in advance from retail customer of US$5.6 million, as our gross billings increased we also experienced an increase in unredeemed coupons that we accounted for as advance from consumers, an increase in accounts payable of US$3.1 million due to an increase in accounts payable and the lengthening of our account payment cycle, and a decrease in prepaid expenses and other current assets of US$2.3 million as we became more selective in engaging merchant clients.

Net cash provided by/used in investing activities

Net cash used in investing activities was US$0.6 million for the year ended December 31, 2014 consisted primarily of purchase of property and equipment of US$0.6 million.

Net cash provided by investing activities was US$2.1 million for the year ended December 31, 2013, consisted primarily of a release of restricted cash of US$2.5 million due to repayment of loan, offset in part by purchase of property and equipment of US$0.6 million.

Net cash provided by investing activities was US$3.0 million for the year ended December 31, 2012, consisted primarily of a release of restricted cash of US$5.0 million due to repayment of loan, offset in part by purchase of property and equipment of US$1.2 million and an increase in amounts due from related parties in relation to funds we provided to our Chairman and CEO, Mr. Xu, for the purchase of a VIE, Kai Yi Shi Dai and payment of certain operating expenses for Wowo Shiji and certain payments for acquisition of business of US$0.3 million.

Net cash provided by financing activities

Net cash provided by financing activities was US$33.8 million for the year ended December 31, 2014, consisted primarily of an increase in amounts due to related parties of US$36.3 million in relation to a shareholder loan from our Chairman and CEO, Mr. Xu, offset in part by repayments of borrowing of US$1.7 million.

Net cash provided by financing activities was US$22.7 million for the year ended December 31, 2013, consisted primarily of an increase in amounts due to related parties of US$24.6 million in relation to a shareholder loan from our Chairman and CEO, Mr. Xu, and an increase in proceeds from short-term loan of US$1.6 million, offset in part by repayments of borrowing of US$2.3 million.

Net cash provided by financing activities was US$11.8 million for the year ended December 31, 2012, consisted primarily of proceeds from issuance of Series B convertible redeemable preferred shares of US$12.5 million, proceeds from third party loans of US$4.4 million and an increase in amounts due to related party of US$1.1 million in relation to fees for short message service provided L Mobile Media, a related party, offset in part by repayments of borrowings of US$3.9 million and repayments for third party loans of US$2.2 million.

We received net proceeds of approximately US$37.3 million from our initial offering on April 8, 2015 and the exercise of over-allotment option on April 27, 2015, based on the sale of an aggregate 4,220,000 ADSs at US$10.00 per ADS, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$10.00 per ADS. Assuming that we convert the full amount of the net proceeds from our initial public offering into RMB, a 10% appreciation of the RMB against the U.S. dollar, from a rate of RMB6.2185 to US$1.00 to a rate of RMB5.5967 to US$1.00, will result in a decrease of RMB23.2 million (US$3.73 million) of the net proceeds from our initial public offering. Conversely, a 10% depreciation of the RMB against the U.S. dollar, from a rate of RMB6.2185 to US$1.00 to a rate of RMB6.8404 to US$1.00, will result in an increase of RMB23.2 million (US$3.73 million) of the net proceeds from our initial public offering.

Short-Term Loan

On April 6, 2012, we entered into a short-term loan agreement with a PRC bank with a term of twelve-month and 7.216% annual interest rate. The credit limit of this loan is US$2,247,154 (equivalent to RMB14 million) and an amount of US$2,247,154 (equivalent to RMB14 million) was drawn as of December 31, 2012. We pledged a bank deposit of US$2,500,000 for this loan. On April 1, 2013, we repaid the full amounts of principal and interests for this loan. Interest expenses accrued and paid for this loan was US$119,638 and US$44,277 for the years ended December 31, 2012 and 2013, respectively.

On March 1, 2013, we entered into a short-term loan agreement with a PRC bank with a term of twelve-month and the annual interest rate was adjusted to 120% of the annual interest rate published by People’s Bank of China in March 2013 and the credit limit of this loan is US$3,968,254 (equivalent to RMB25 million). An amount of US$1,651,880 (equivalent to RMB10 million) was drawn as of December 31, 2013. Interest expenses accrued for this loan was US$92,378 for the year ended December 31, 2013. On January 10, 2014 and February 11, 2014, we repaid US$825,940 and US$825,940, respectively, as repayment of principle, and on March 20, 2014, we repaid US$104,084, as repayment of interest, for the repayment in full of the short-term loan.

Capital Expenditures

We made capital expenditure of US$0.6 million for the year ended December 31, 2014, consisted of the purchase of property and equipment of US$0.6 million.

We made capital expenditure of US$0.6 million for the year ended December 31, 2013, consisted of the purchase of property and equipment of US$0.6 million.

We made capital expenditures of US$1.5 million for the year ended December 31, 2012, primarily consisted of the purchase of property and equipment of US$1.2 million and payments for acquisitions of businesses of US$0.3 million.

Going forward, as more merchant clients utilize our WoWo EMS and more consumers download and utilize our WoWo Mobile Apps, our server demand will increase and we intend to purchase additional servers to service our expanded networking.

Withholding Tax Obligation

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction with the corporation as the withholding agent. We have purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require us, who is withholding agent, to pay the taxes for the sellers firstly. Based on the information currently available, we are unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest.

C.                                    Research and development, patents and licenses, etc.

Please refer to Item 4B “Information on the Company—Business Overview—Technology” and “—Intellectual Property.”

D.                                    Trend information.

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E.                                    Off-balance sheet arrangements.

Save for the contingent withholding tax obligation disclosed above, we do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percentage changes in the consumer price index in China for 2012, 2013 and 2014 were 2.6%, 2.6% and 1.5%. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Foreign Exchange Risk

Currently all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank accounts. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

F.                                     Contractual obligations.

Operating Leases

We have entered into operating lease agreements primarily for our office spaces in China. Rental expenses under operating leases were US$2.8 million, US$2.1 million and US$2.3 million, respectively, for the years ended December 31, 2012, 2013 and 2014, respectively.

The future aggregate minimum lease payments were as follows:

	Payments Due by Period
	Total	2015	2016	2017	2018
	(US$ in thousands)
Operating leases	1,793	1,354	432	7	—

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is Third Floor, Chuangxin Building No. 18 Xinxi Road, Haidian District, Beijing, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Maodong Xu	46	Chairman of the Board of Directors, Chief Executive Officer
Jianguang Wu	40	Director, Executive President
Xiaoyi Niu(1)	33	Director
Yongming Zhang	42	Director
Tianruo (Robert) Pu	46	Director
Tony C. Luh	50	Director
Min Zhou	50	Director
Frank Zhigang Zhao	50	Chief Financial Officer
Xiangjun Liu	38	Senior Vice President, sales
Lijun Yang	37	Vice President, mobile research and development
Yan Feng	38	Vice President, research and development
Yun Zheng	37	Vice President, research and development
Guang Gu	32	Vice President, online operation
Jinghan Wei	46	Vice President, marketing and public relations

(1)             Under our existing charter, CDH Barley Limited is entitled to appoint and remove one director of the Company as one of the preferred rights granted to CDH Barley Limited as a holder of preferred shares in an earlier round of venture capital financing. Mr. Niu had been appointed by CDH Barley Limited pursuant to such rights.

Mr. Maodong Xu has served as the chairman of our board of directors and the Chief Executive Officer since December 2010. Mr. Xu is the founder of Welink Information Technology Co., Ltd., a leading wireless advertising service company in China. Between 2006 and 2008, Mr. Xu served as a senior vice president of Focus Media Limited after Focus Media acquired Dotad Media Limited, a China-based wireless advertising service provider founded by Mr. Xu in 2005. Mr. Xu was also the founder and CEO of Qilu Supermarket, one of the largest chain supermarkets in Shandong province in late 1990s. Mr. Xu received a bachelor’s degree from Wuhan University of Technology in 1990.

Mr. Jianguang Wu has served as our executive president since November 2013. Before that, Mr. Wu was our chief technology officer from September 2011 to November 2013. Between 2008 and 2011, he served as the Executive Vice President of Welink Information Technology Co., Ltd. Between 2007 and 2008, Mr. Wu served as the Executive Vice President of Focus Media Limited. In 2005, Mr. Wu founded Beijing Mingzhi Unlimited Information Technology Co., Ltd., and served as the Chief Technology Officer until 2007. In 2004, Mr. Wu founded Beijing eTone Infotech Co., Ltd., and served as the Chief Technology Officer until 2005. Mr. Wu received a bachelor’s degree from Beijing Union University School of Information Engineering in 2000.

Mr. Xiaoyi Niu has served as our non-executive director since January 2015. Since October 2010, Mr. Niu has been serving as assistant vice president in CDH Venture. From December 2003 to July 2006, he served as strategic development analyst of China Netcom. From July 2006 to March 2009, Mr. Niu served as equity financing director of Asia Media Co., Ltd. From March 2009 to September 2010, Mr. Niu served as business development manager of China National Offshore Oil Corporation. Mr. Niu obtained a bachelor degree in Philosophy and Mathematics from London School of Economics in July 2003, and obtained a MBA degree from Cheung Kong Graduate School of Business in October 2013.

Mr. Yongming Zhang has served as our non-executive director since July 2014. Mr. Zhang has over 20 years of experience in management and investment. Mr. Zhang has served as the chairman of the board of directors of Beijing Kaiming Zhida Science & Technology Co., Ltd. since December 2003. Mr. Zhang has served as the executive partner of Beijing Century Tianfu Venture Capital Center L.P. since May 2010, the chairman of the board of directors of Beijing Tianyou Investment Co., Ltd. since March 2011, the director of YSY (Shanghai) Pharmaceutical Co., Ltd. since June 2011, the director of Jiangsu Changshu Automotive Interiors Group Stock Limited since January 2012, the executive director and manager of Guangzhou Tianfu Investment Co., Ltd. since November 2012, the executive director and manager of Jiangsu Tianyou Jinxin Investment Co., Ltd. since January 2013, the chairman of the board of directors of Nanjing Aotecar Refrigerating Co., Ltd. since March 2013, the executive director of Nanjing Aotecar Xiangyun Refrigerating Co., Ltd. since March 2013, the director of Guangzhou Rural Commercial Bank since May 2014 and the chairman of the board of directors of Beijing Changjiang Xingye Assets Management Co., Ltd. from March 2008 to May 2014.

Mr. Tianruo (Robert) Pu has served as our independent director from April 8, 2015. Previously, Mr. Pu served as a director of UTStarcom Holdings Corporation, a NASDAQ listed company, from November 2011 to August 2014 and its Chief Financial Officer from October 2012 to August 2014. Mr. Pu served as the Chief Financial Officer of China Nuokang Biopharmaceutical Inc., a NASDAQ listed company, from September 2008 to June 2012. Prior to Nuokang Biopharmaceutical Inc., Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company, from June 2006 to August 2008. Prior to Global Data Solutions, Mr. Pu had gained various accounting and finance experiences in both China and the United States. Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management, a Master of Science degree in accounting from the University of Illinois and a Bachelor of Arts degree in English from China Foreign Affairs College.

Mr. Tony C. Luh has served as our independent director from April 8, 2015. At present, Tony is a venture partner for DFJ DragonFund and Yifang Ventures. Mr. Luh was an independent board director for Pansoft Inc. between 2008 and 2012. Mr. Luh served as a General Partner and Greater China President for the Westly Group between 2011 and 2014. Before joining the Westly Group, Mr. Luh was a Founding Partner and Managing Director at DFJ DragonFund from 2006 to 2011. Mr. Luh is also one of the Founder and Managing Director at DragonVenture, which he co-founded in 1999. Before DragonVenture, Mr. Luh was a senior executive at InfoWave Communications from 1997 to 1999. Mr. Luh has over 20 years of experience in capital markets, sales, strategic alliances and business development and has accumulated public investment expertise in sectors ranging from information technology to high volume manufacturing in Asia.

Mr. Min Zhou has served as our independent director from April 8, 2015. At present, Mr. Zhou is the executive director and executive president of Beijing Enterprises Water Group Limited serving since 2013. Between 2008 and 2012, Mr. Zhou served as an executive director and vice president of Beijing Enterprises Water Group Limited. Mr. Zhou served as the director and chief financial officer of Beijing Zhongkecheng Environment Protection Group Limited from 2004 to 2008. Previously, Mr. Zhou served as a director and chief financial officer of Sichuan Zhongkecheng Environment Protection Stock Co., Ltd. from 2001 to 2004. Mr. Zhou served as the Chairman of Beijing Jingsheng Investment Co., Ltd. from 1989 to 2001. Prior to that, Mr. Zhou worked at Industrial and Commercial Bank of China—Zhejiang Yongkang Branch from 1985 to 1989 and worked at the People’s Bank of China—Zhejiang Yongkang Branch from 1980 to 1985. Mr. Zhou received an EMBA degree from Tsinghua University.

Mr. Frank Zhigang Zhao has served as our chief financial officer since June 2014. Mr. Zhao has over two decades of experience in financial and accounting management with auditing firms and public companies. Prior to joining us, Mr. Zhao was the chief financial officer of Borqs International Limited, from 2012 to 2014. Mr. Zhao was the chief financial officer of Simcere Pharmaceutical Group, from 2006 to 2011. From 2005 to 2006, Mr. Zhao worked as the chief financial officer of Sun New Media Inc. From 2003 to 2005, Mr. Zhao worked at FARO Technologies, Inc. as a financial controller. Mr. Zhao received his bachelor’s degree in economics from Peking University and MBA degree from University of Hartford.

Mr. Xiangjun Liu has served as our vice president in charge of sales since December 2010. Mr. Liu has over 10 years of experience in sale management in internet and wireless advertising industry. Prior to joining us, Mr. Liu was the vice president of sales in Beijing LMobile Information Technology Co., Ltd. from 2008 to 2010. Mr. Liu was the general manager in customer management department in Shandong provincial division of Focus Media from 2005 to 2008. Mr. Liu received a bachelor degree from Shandong University majored in biology in 1999.

Mr. Lijun Yang has served as our vice president in mobile research and development since August 2011. Mr. Yang has over 10 years of experience in leading mobile application development and operations. Prior to joining us, Mr. Yang was the vice president and general manager of the wireless business department of Beijing Meixun Information Technology Co., Ltd. from 2010 to 2011. Mr. Yang served as the vice president and research and development director of Beijing LMobile Information Technology Co., Ltd. from 2008 to 2010. Mr. Yang was one of the founders of Beijing Pingco Information Technology Co., Ltd. and simultaneously served as its research and development director from 2004 to 2007. Mr. Yang served as the lead R&D engineer of Focus Wireless Company from 2000 to 2004. Mr. Yang obtained a master degree from Beijing University majored in computer science.

Mr. Yan Feng has served as our vice president in charge of research and development since May 2011. Mr. Yan has over 10 years of experience in developing, implementing and managing products and leading research and development teams in telecommunication and internet industry. Prior to joining us, Mr. Feng worked in China Mobile Group Beijing Co., Ltd. from 2002 to 2010. During his service in China Mobile Group Beijing Co., Ltd, Mr. Feng was the lead manager of Fetion, an instant mobile communication software, and its network message service. Mr. Feng obtained a bachelor degree and a master degree from Qinghua University in 1999 and 2002, respectively.

Mr. Yun Zheng has served as our vice president in charge of research and development since May 2011. Mr. Zheng has over 10 years of experience in technology and product development and management in internet industry. Prior to joining us, Mr. Zheng founded ju690.com and served as its chief executive officer, in 2006. Mr. Zheng joined UltraPower to set up application development department and took the position of chief technology officer in March 2005. From 2004 to 2005, Mr. Zheng worked at LinkTone (a Nasdaq listed company) and took the position of senior project officer. From 2000-2004, Mr. Zheng took positions including programmer, development manager and chief technology officer at TomoSoft, principally in telecom data services development. Mr. Zheng obtained a bachelor degree from University of Science and Technology of China in 1999.

Mr. Guang Gu has served as our vice president in charge of online operations since March 2011. Mr. Gu has extensive experience in web operation and management in internet industry. Prior to joining us, Mr. Gu was the director of operations at lotour.com from 2010 to 2011. Mr. Gu also worked as the operation manager of Alipay from 2009 to 2010. Mr. Gu served as the website content chief editor at yidaba.com from 2007 to 2009. Mr. Gu obtained a bachelor degree from Hebei Normal University.

Ms. Jinghan Wei has served as our vice president in charge of marketing and public relations since October 2010. Ms. Wei has over 10 years in both online and offline marketing and public relations. Prior to joining us, Ms. Wei served as the marketing director of Carlsberg (China) from 2008 to 2010. Before that, Ms. Wei served as the deputy general manager of marketing department of China Resources Snow Breweries from 1998 to 2008. Ms. Wei obtained a bachelor degree from Wuhan University of Technology in 1990.

B.                                    Compensation.

Compensation of Directors and Executive Officers

In 2014, we paid an aggregate of approximately US$692,400 in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plan

We have adopted our 2011 share incentive plan to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” Our board of directors has authorized the issuance of ordinary shares of up to 10% of the issued and outstanding share capital of our company from time to time.

Plan Administration.  Our compensation committee, or prior to such committee’s formation, our board of directors, will administer the 2011 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Award Agreements.  Awards granted under our 2011 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award. Unless specifically approved by our board of directors, the purchase price per share of an option shall not be less than 100% of the fair market value of the shares on the date of grant.

Transfer Restrictions.  The right of a grantee in an award granted under our 2011 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of descent and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise.  The term of options granted under the 2011 share incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of ordinary shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control.  If a change of control of our company occurs, (i) the compensation committee may determine that any outstanding unexercisable, unvested or lapsable awards shall automatically be deemed exercisable, vested and not subject to lapse immediately prior to the event triggering the change of control and (ii) the compensation committee may cancel such awards for fair value, provide for the issuance of substitute awards or provide that for a period of at least 15 days prior to the event triggering the change of control, such options shall be exercisable and that upon the occurrence of the change of control, such options shall terminate and be of no further force and effect.

Termination and Amendment.  Unless terminated earlier, our share incentive plan will expire after five years. Our board of directors has the authority to amend or terminate our share incentive plan subject to shareholder approval to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2011 share incentive plan that (i) increases the number of ordinary shares available under the 2011 share incentive plan or changes the maximum number of shares for which awards may be granted to any participant, or (ii) diminishes any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

The table below sets forth, as of the date of the annual report, the options that we granted to our employees and certain non-employee consultants under our 2011 share incentive plan:

Type of award	Number of Options	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Employee share option	13,674,170	0.2	February 1, 2011	January 31, 2016
Employee share option	1,300,000	0.00001	February 1, 2011	January 31, 2016
Employee share option	590,000	0.2	July 1, 2011	June 30, 2016
Employee share option	6,472,600	0.2	July 1, 2011	June 30, 2016
Employee share option	7,849,144	0.2	July 25, 2011	July 25, 2016
Independent directors share option	450,000	0.00001	December 9, 2011	December 9, 2016
Executive share option	3,650,000	0.01	December 9, 2011	December 9, 2016
Staff share option	800,250	0.2	December 9, 2011	December 9, 2016
Staff share option	9,724,000	0.01	December 9, 2011	December 9, 2016
Employee share option	564,000	0.00001	January 1, 2012	December 31, 2016
Employee share option	583,550	0.2	January 1, 2012	December 31, 2016
Employee share option	1,968,600	0.00001	January 1, 2012	December 31, 2016
Employee share option	661,100	0.2	July 1, 2012	June 30, 2017
Employee share option	7,977,216	0.00001	October 1, 2012	September 30, 2017
Employee share option	175,000	0.2	October 1, 2012	September 30, 2017
Executive share option	100,000	0.2	March 15, 2013	March 15, 2018
Staff share option	1,128,590	0.2	March 15, 2013	March 15, 2018
Executive share option	2,104,000	0.01	April 18, 2014	April 18, 2019
Staff share option	9,341,500	0.01	April 18, 2014	April 18, 2019
Total number of options	69,113,720

C.                                    Board practices.

Duties of Directors

Under Cayman Islands law, our directors owe certain fiduciary duties to our company, including duties of loyalty, to act honestly, and to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  issuing authorized but unissued shares;

•                  declaring dividends and distributions;

•                  exercising the borrowing powers of our company and mortgaging the property of our company;

•                  approving the transfer of shares of our company, including the registering of such shares; and

•                  exercising any other powers conferred by the shareholders’ meetings or under our third amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

have seven directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. The directors shall be divided into three different classes, namely Class I Directors, Class II Directors and Class III Directors.

Any director appointed to fill a casual vacancy shall hold office for the remaining term of the director in whose place he is appointed and shall be eligible for re-election at the expiry of the said term. Any director appointed as an additional to the existing board of directors shall be designated a class in accordance with the third amended and restated articles of association, shall hold office until the expiry of the term of the class for which said director is designated and shall then be eligible for re-election.

At the first annual general meeting after the adoption of the third amended and restated articles of association, all Class II Directors shall retire from office and be eligible for re-election. At the second annual general meeting after the adoption of the third amended and restated articles of association, all Class III Directors shall retire from office and be eligible for re-election. At the third annual general meeting after the adoption of the third amended and restated articles of association, all Class I Directors shall retire from office and be eligible for re-election.

At each subsequent annual general meeting after the third annual general meeting after the adoption of the third amended and restated articles of association, one-third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office by rotation. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

For the avoidance of doubt, every director shall be subject to retirement in accordance with the third amended and restated articles of association at least once every three years.

If the number of directors is changed, any increase or decrease shall be apportioned among the classes of directors so as to maintain the size of the three classes as nearly equal as possible, and any director added to a class as a result of an increase in the board size shall hold office for a term that shall coincide with the remaining term of that class.

Grounds for vacating a director

The office of a director shall be vacated if the director:

•                  resigns his office by notice in writing delivered to us or tendered at a meeting of the board of directors;

•                  becomes of unsound mind or dies;

•                  without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated;

•                  becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

•                  is prohibited by law from being a director; or

•                  ceases to be a director by virtue of any provisions of Cayman Islands law or is removed from office pursuant to the third amended and restated articles of association.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

Board Committees

Our board of directors have established an audit committee and a compensation committee.

Audit Committee

Our audit committee has consisted of Tianruo (Robert) Pu, Tony C. Luh and Min Zhou. Tony C. Luh and Min Zhou satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 4350 and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Tianruo (Robert) Pu will serve as the chairperson initially. Our audit committee has consisted solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•                  selecting the independent auditor;

•                  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•                  annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•                  setting clear hiring policies for employees and former employees of the independent auditors;

•                  reviewing with the independent auditor any audit problems or difficulties and management’s response;

•                  reviewing and approving all related party transactions on an ongoing basis;

•                  reviewing and discussing the annual audited financial statements with management and the independent auditor;

•                  reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•                  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                  discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•                  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•                  discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•                  timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•                  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•                  meeting separately, periodically, with management, internal auditors and the independent auditor; and

•                  reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee has consisted of Min Zhou, Tianruo (Robert) Pu and Tony C. Luh satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 4350. Min Zhou served as the chairperson initially.

Our compensation committee is responsible for, among other things:

•                  reviewing and approving our overall compensation policies;

•                  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors, and determining our Chief Executive Officer’s compensation level based on this evaluation;

•                  determining the compensation level of our other executive officers;

•                  making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•                  administering our equity-based compensation plans in accordance with the terms thereof; and

•                  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our third amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment under certain conditions, including, but not limited to, incapacity or disability of the officer, by a one-month prior written notice. An executive officer may terminate his or her employment with us for cause, at any time for certain reasons, or by a one-month prior written notice.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, during employment or for a period of two years after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

D.                                    Employees.

Our ability to retain experienced management and employees is critical to the success of our business. As of December 31, 2014, we had a total of 3,194 employees, consisting of 2,226 merchant service representatives, 211 writers/editors, 120 customer service representatives, 259 engineers and other staff members in our business operation, administrative and management departments. The number of our employees has grown significantly to support the growth of our business since our inception.

Because we aim to build one of the largest online businesses in China, we are highly committed to systematic and on-going employee training. Our internal training program, known as “WoWo University”, offers our employees regular trainings in a wide variety of subjects such as industry knowledge, business development skills, corporate culture building and case studies.

The remuneration package of our employees includes salary, sales commissions and employee share option programs. In accordance with applicable regulations in China, we participate in a number of social insurance schemes, namely, a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance and a housing reserve fund for the benefit of all of our employees. We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

E.                                    Share ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2015 (unless otherwise indicated) by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after April 27, 2015. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. Percentage of ordinary shares is based on 699,852,674, the total number of ordinary shares outstanding as of April 27, 2015, including any right to acquire ordinary shares within 60 days after April 27, 2015.

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Maodong Xu(1)	302,542,368	43.23
Xiaoyi Niu(2)	80,539,719	11.51
Yongming Zhang(3)	47,418,079	6.78
Jianguang Wu(4)	38,115,693	5.45
Frank Zhigang Zhao(5)	10,372,540	1.48
Other Executive Officers	4,230,100	0.60
Directors and executive officers as a group	483,218,499	69.05
Principal Shareholders:
CDH Barley Limited(6)	80,539,719	11.51
Tianyou Investment Limited(7)	47,418,079	6.78

*                 The address of our directors and executive officers is Third Floor, Chuangxin Building, No. 18 Xinxi Road, Haidian District, Beijing, People’s Republic of China..

(1)         representing (i) 294,410,503 ordinary shares owned by New Field Worldwide Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, (ii) 5,447,208 ordinary shares owned by Link Crossing Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, (iii) 2,684,657 ordinary shares owned by Blue Ivy Holdings Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)         representing 80,539,719 ordinary shares owned by CDH Barley Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners II, L.P. CDH Venture GP II Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners II, L.P. and has the power to direct CDH Venture Partners II, L.P. as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners II, L.P. Mr. Niu serves as an assistant vice president of CDH Venture. The registered address of CDH Barley Limited is Kingston Chambers, P.O. Box 173, Road Town, British Virgin Islands.

(3)         representing 47,418,079 ordinary shares owned by Tianyou Investment Limited, a BVI company wholly owned by Yongming Zhang, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(4)         representing 38,115,693 ordinary shares owned by Jade Investments Ventures Limited, a BVI company wholly owned by Jianguang Wu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(5)         representing 10,372,540 ordinary shares owned by Milky Way Development Limited, a BVI company wholly owned by Frank Zhigang Zhao, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(6)         representing 80,539,719 ordinary shares owned by CDH Barley Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners II, L.P. CDH Venture GP II Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners II, L.P. and has the power to direct CDH Venture Partners II, L.P. as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners II, L.P. Mr. Niu serves as an assistant vice president of CDH Venture. The registered address of CDH Barley Limited is Kingston Chambers, P.O. Box 173, Road Town, British Virgin Islands.

(7)        representing 47,418,079 ordinary shares owned by Tianyou Investment Limited, a BVI company wholly owned by Yongming Zhang.

As of April 27, 2015, none of our shareholders of record has an address in the United States. Citibank, N.A., depositary of our ADS program, held 75,960,000 ordinary shares as of that date, representing 11.35% of our outstanding ordinary shares.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related party transactions.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in Internet businesses, we conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Wowo Shijie, our consolidated affiliated entities in China, Beijing Wowo Tuan, Kai Yi Shi Dai, and Yi You Bao and their subsidiaries and shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and development of the company”.

Related Party Loans and Other Payments

Since December 31, 2011, we had the following transactions with our related parties:

We provided US$0.5 million in total to our Chairman and CEO, Mr. Xu, in connection with his acquisition of a VIE, Beijing Kai Yi Shi Dai Network Technology Co., Ltd., or Kai Yi Shi Dai, on our behalf in May 2011. As of December 31, 2012, amount due from Mr. Xu was US$0.2 million after netting off working capital provided by him to support Beijing Wowo Tuan’s daily operations.

We paid certain operating expenses and purchased software on behalf of Beijing Wowo Shiji Information Technology Co., Ltd., or Wowo Shiji. Wowo Shiji is principally owned by Mr. Hanyu Liu, Mr. Yongming Zhang, Mr. Weihong Xiao, Mr. Jianguang Wu and Ms. Yonghong Lv. as of December 31, 2012, 2013 and 2014, amount due from Wowo Shiji were US$71,354, US$3,799 and nil, respectively.

Through Rizhao Yingxingshu Equity Investment Fund, L.P., (“Yingxingshu”), our Chairman and CEO, Mr. Xu, provided certain shareholder loans to us from time to time to support our working capital. Yingxingshu is 90.0% beneficially owned by Mr. Xu. As of December 31, 2014, amount due to Yinxingshu was US$32.7 million.

Through Beijing Shiletao E-business Co., Ltd. (“Shiletao”), our Chairman and CEO, Mr. Xu., provided certain shareholder loans to us from time to time to support our working capital. Shiletao is 90.0% beneficially owned by Mr. Xu. As of December 31, 2014, amounts due to Shiletao was US$1.0 million.

Through Dallsfield Ltd. (“Dallsfield”), our Chairman and CEO, Mr. Xu, provided certain shareholder loans to us from time to time to support our working capital. Dallsfield is 100% beneficially owned by Mr. Xu. As of December 31, 2014, amounts due to Dallsfield was US$0.3 million.

Our Chairman and CEO, Mr. Xu, also provided certain shareholders loans to us directly from time to time to support our working capital. As of December 31, 2014, amount due to Mr. Xu was US$28.0 million.

We send short messaging service to our subscribers as a part of our advertising and promotional campaign. Beijing Weiwang Tonglian Media Technology Co., Ltd. (formerly known as Beijing Baifen Tonglian Media Technology Co., Ltd.) has been our primary short message service provider and is 75.9% owned by our Chairman and CEO, Mr. Xu. As of December 31, 2012, 2013 and 2014, we had unpaid outstanding SMS distribution fees of US$0.7 million, US$0.7 million and US$0.4 million, respectively.

Shangdong Kaiwei Digital Technology Co., Ltd., a company jointly owned by Ms. Fangzhou Xu, the wife of our Chairman and CEO, Mr. Xu, as to 73.2%, and Mr. Tianqin Xu, the brother of Mr. Xu as to 26.8%, provided an office that occupies a total of 562 square meters in Rizhao City, Shangdong province to serve as one of our call center, free of charge. Based on a comparable renter price of RMB45 per square meter in the nearby buildings, the market price for this lease would be less than US$50,000 per year. All the amount due from/to related parties are unsecured, non-interest bearing and payable on demand.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Employment Agreements”.

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan”.

C.                                    Interests of experts and counsel.

Not applicable.

Item 8.         Financial Information

A.                                    Consolidated Statements and Other Financial Information.

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may declare a dividend at a general meeting of our company. Our board of directors’ decision to declare and pay dividends may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, the amount of distributions, if any, received by us from our PRC subsidiary, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary, Wowo Shijie. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 2. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”.

B.                                    Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.         The Offer and Listing.

A.                                    Offer and listing details.

Our ADSs, each representing 18 of our ordinary shares, are listed on the NASDAQ Global Market under the symbol “WOWO”. Trading in our ADSs commenced on April 8, 2015.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Price per ADS (US$)
	High	Low
Monthly Highs and Lows
April 2015 (From April 8, 2015)(1)	$11.63	8.00
May 2015 (through May 14, 2015)	$10.00	8.12

(1)            Our ADSs began trading on the NASDAQ Exchange on April 8, 2015.

B.                                    Plan of distribution.

Not applicable.

C.                                    Markets.

Our ADSs are listed on The NASDAQ Global Market under the symbol “WOWO”.

D.                                    Selling shareholders

Not applicable.

E.                                    Dilution.

Not applicable.

F.                                     Expenses of the issue.

Not applicable.

Item 10.                                                  Additional Information.

A.                                    Share capital.

Our authorized share capital consists of US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each. As of April 27, 2015, we had 669,422,778 ordinary shares outstanding.

B.                                    Memorandum and articles of association.

We incorporate by reference into this annual report the description of our memorandum and articles of association and other related information contained in the sections captioned “Description of Share Capital,” “Description of American Depositary Shares” and “Shares Eligible of Future Sale” in our registration statement on Form F-1 (File No. 333-201413), as amended, initially filed with the SEC on January 9, 2015.

C.                                    Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company” or elsewhere in this annual report.

D.                                    Exchange controls.

Regulations on Foreign Exchange

Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and cannot be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital cannot be changed without SAFE’s approval, and such RMB capital cannot in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings, such as our initial public offering, and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by our board. Violations of these SAFE regulations could result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the RMB funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the RMB funds converted from the foreign-invested funds.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity could be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37

In July 2014, SAFE issued SAFE Circular 37, which supersedes SAFE Circular 75, and requires that PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. In addition, the SAFE registrations are required to be updated with local SAFE branch with respect to that offshore special purpose company in connection with the change of its basic information, such as its company name, business term, shareholding by individual PRC citizens or residents, merger, or division and, with respect to the individual PRC citizens or residents in case of any increases or decreases of capital in that offshore special purpose company, or share transfers or swaps by the individual PRC citizens or residents

We understand that most of our PRC citizen or resident beneficial owners have completed registration with the local counterpart of SAFE in Beijing. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37 or other related regulations. Failure to comply with the required SAFE registration and updating requirements described above could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 2. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition”.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options would be subject to these regulations upon the completion of our initial public offering. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares would be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we could face sanctions imposed by the tax authorities or other PRC government authorities. In addition, under the SAFE Circular 37 effective from July 2014, the individual PRC citizens or residents who are directors, supervisors, senior management or other employees of an enterprise in the PRC that is directly or indirectly controlled by an overseas non-listed special purpose company and participate in any stock incentive plan of such non-listed special purpose company, can submit relevant materials to the relevant local SAFE branch for the foreign exchange registration before the exercise of the share option. However, as a newly implemented regulation, specific terms of SAFE Circular 37 remain subject to interpretation and application by SAFE.

See “Risk Factors—Risks Relating to Doing Business in China—A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions”.

Regulations on Dividend Distribution

Wholly foreign-owned companies in China, such as our PRC subsidiary, Wowo Shijie, may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the commercial banks. Wholly foreign-owned companies is not permitted to pay dividends unless they set aside at least 10% of their respective accumulated profits after-tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to other funds at their discretion. These statutory reserve funds and other funds are not distributable as cash dividends.

E.                                    Taxation.

The following is a general summary of the material Cayman Islands, People’s Republic of China, British Virgin Islands, Hong Kong and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies. The Cayman Islands is not party to any double tax treaties applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and our only source of income is dividends from our Hong Kong subsidiary which originated from our PRC subsidiary. The New EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. To be eligible for treaty benefits, the recipient of income must be its beneficial owner. The State Administration of Taxation promulgated Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601 a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Therefore, there is no assurance whether our Hong Kong subsidiary will be eligible for the treaty benefits in respect of the dividends paid by our PRC subsidiary under the tax treaty between Hong Kong and the PRC.

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC resident enterprises for tax purposes. If we are considered a PRC resident enterprise under the above definition and if dividends from Wowo Shijie are not excluded from our taxable income, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Item 2. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we could be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

The Implementation Rules provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered to be a PRC resident enterprise for tax purposes, any dividends we pay to our overseas corporate shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result subject to PRC tax at a rate of up to 10% (20% in the case of individuals), subject to the provisions of any applicable tax treaty. Generally, under the income tax treaty between the PRC and the United States, dividends paid by a PRC enterprise to its U.S. shareholders or ADS holders will be subject to withholding tax at a rate of no more than 10%. There is no income tax treaty between the PRC and the Cayman Islands. The PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to offshore entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Pursuant to SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax at the rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interest in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. There is little guidance and practical experience regarding the application of SAT Circular 698, and there is uncertainty as to its interpretation and application. SAT Circular 698 may be determined by the PRC tax authorities to be applicable to our private equity financing transactions or other transactions in connection with our initial public offering where non-resident investors were involved. See “Item 2. Key Information—D. Risk Factors-Risks Relating to Doing Business in China-We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies”.

British Virgin Islands Taxation

A British Virgin Islands business company is exempt from all provisions of the Income Tax Act of the British Virgin Islands (including with respect to any tax or withholding tax on dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not persons resident in the British Virgin Islands). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands.

No estate, inheritance, succession or gift tax is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

A British Virgin Islands business company is required to pay an annual government fee which is determined by reference to the amount of shares the company is authorized to issue.

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences to United States Holders (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of all of the United States federal income tax consequences that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution of certain types;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final and proposed regulations thereunder, rulings and judicial decisions as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences that may be applicable to you in light of your particular circumstances and, except as set forth below with respect to PRC tax considerations, does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holders of American depositary shares and the issuer of the securities underlying the American depositary shares may be taking actions (including the pre-release of American depositary shares) that are inconsistent with the claiming of foreign tax credits by United States holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation”. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have applied to list the ADSs on the Nasdaq Global Market. Provided that the listing is approved, United States Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that do not back ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation. For discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, for United States federal income tax purpose for the taxable year in which such dividends are paid or for the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. In that case, PRC withholding taxes on dividends, to the extent not exceeding any applicable rate under the Treaty, generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and generally will constitute passive category income. Furthermore, if you have not held the ADSs or ordinary shares for more than 15 days during the 31-day period beginning 15 days before the ex-dividend date (during which you are not protected from risk of loss), or are obligated to make payments related to the dividends, you generally will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution generally will be treated as a dividend (as discussed above).

Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Furthermore, cash is categorized as a passive asset and our goodwill is generally taken into account unless, for United States federal income tax purposes, we are a “controlled foreign corporation”, or CFC, that is not a “publicly traded corporation for the taxable year”. If we are a CFC for the 2014 taxable year, it is not clear whether we will be treated as a “publicly traded corporation for the taxable year” as a result of our initial public offering for 2015 and, accordingly, the extent, if any, that our goodwill (or any portion thereof) may be taken into account for the 2014 taxable year is also unclear. We anticipate, however, that we will qualify as a “publicly traded corporation” for the 2015 taxable year and future taxable years and therefore we would be able to take into account our goodwill for such taxable years. In estimating the value of our goodwill, we generally take into account our anticipated market capitalization. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We do not believe we were a PFIC for our 2013 or 2014 taxable years. However, in light of our significant cash balances and, as discussed above, the uncertainty as to the extent, if any, that our goodwill may be taken into account, we may be a PFIC for the 2013 or 2014 taxable years. With respect to our 2015 taxable year and foreseeable future taxable years, and subject to the uncertainty regarding the treatment of our contractual arrangements with our consolidated affiliated entities (discussed below), we presently do not anticipate that we will be a PFIC based upon the expected composition of our income and assets and the expected value of our assets, including goodwill (determined, in part, based on the expected price of our ADSs and ordinary shares in the offering). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC for our 2015 taxable year or any future taxable year due to changes in our asset or income composition or the value of our assets. Because the value of our assets may be determined by reference to our market capitalization, and because the market price of our ADSs and ordinary shares may be volatile, a decrease in the price of our ADSs may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in our initial public offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. In addition, it is not entirely clear how the contractual arrangements between us and our consolidated affiliated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, we may be treated as a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to you for all succeeding taxable years during which you hold our ADSs or ordinary shares, and you will be subject to the special tax rules discussed below, except if you have made a mark-to-market election as discussed below. However, if we are a PFIC for any taxable year and subsequently cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election, or a Purging Election, to recognize gain (but not loss) in the manner described below as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. After the Purging Election, your ADSs or ordinary shares will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisors about the availability of this election, and whether making the election would be advisable in your particular circumstances.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a Purging Election or pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC with respect to you, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. A disposition of shares in, or a distribution by, any of our subsidiaries that is a PFIC will trigger the excess distributions rules described above. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election would be available to holders of ADSs if the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, and are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A U.S. investor in a PFIC generally can mitigate the adverse consequences of the excess distribution rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will indicate whether or not we believe we were a PFIC for the relevant taxable year. We do not intend to make any other annual determination or otherwise notify you regarding our status as a PFIC for any taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

A United States Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the United States Holder may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such United States Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and the mark-to-market election are complex and are affected by various factors in addition to those described above. Accordingly, United States Holders of our ordinary shares and ADSs should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and ADSs under their particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Asset Reporting

Certain United States Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) on IRS Form 8938,. United States Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares or ADSs.

Additional Medicare Tax

Certain United States Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of our ordinary shares and ADSs. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. United States Holders are urged to consult their tax advisors regarding the application of the Medicare tax to them and its interaction with existing tax rules.

F.                                     Dividends and paying agents.

Not applicable.

G.                                   Statement by experts.

Not applicable.

H.                                   Documents on display.

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by our ADSs. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. You are advised to read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

We intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.55.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                        Subsidiary Information.

Not applicable.

Item 11.                                                  Quantitative and Qualitative Disclosures about Market Risk.

Foreign Exchange Risk

Currently all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$21 thousand, US$44 thousand and US$7 thousand for the year ended December 31, 2012, 2013 and 2014, respectively. We had cash and cash equivalents of US$1.6 million as of December 31, 2014. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$2 thousand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the annual average percentage changes in the consumer price index in China for both 2012, 2013 and 2014 were 2.6%, 2.6% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Item 12.                                                  Description of Securities Other than Equity Securities.

A.                                    Debt Securities.

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities.

Not applicable.

D.                                    American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A. is our depositary. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Services:		Fees:
•	Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to US$0.05 per ADS issued

•	Cancellation of ADSs	Up to US$0.05 per ADS cancelled

•	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held

•	Distribution of ADSs pursuant to (i0 stock dividends or other fee stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

•	Distribution of securities other than ADSs or rights to purcahse additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held

•	ADS Services	Up to US$0.05 per ADS held on the applicable rcord date(s) established by the depositary

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Please refer to Item 10B “Additional Information—Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-201413) for our initial public offering, including an initial public offering of 4,000,000 ADSs, representing 72,000,000 ordinary share, and the exercise of over-allotment option of 220,000 ADSs, representing 3,960,000 ordinary shares for an aggregate offering price of US$42,200,000, representing 75,960,000 ordinary shares. The registration statement was declared effective by the SEC on March 31, 2015. We completed our initial public offering on April 8, 2015 and the exercise of over-allotment option on April 27, 2015. The offering closed after all of the registered securities were sold.

Axiom Capital Management, Inc., ViewTrade Securities, Inc., Dawson James Securities, Inc., I-Bankers Inc., Newbridge Securities Corporation and The Benchmark Company, LLC were the underwriters for our initial public offering.

We received net proceeds of approximately US$37.3 million from our initial public offering and the exercise of over-allotment option, after deducting approximately US$1.9 million for underwriting discounts and commissions, and approximately US$3.0 million for other expenses.

We anticipate 60% of the net proceeds would be used for working capital purposes, 20% of the net proceeds would be used for research and development on mobile applications, 10% of the net proceeds would be used for marketing, and 10% of the net proceeds would be reserved for other miscellaneous uses.

As of May 14, 2015, we have not made any material change in our anticipated use of proceeds compare to those described in the prospectus relating to our initial public offering.

Item 15.                                                  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                         Audit committee financial expert.

Our board of directors has determined that Mr. Tianruo (Robert) Pu, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

Item 16B.                                         Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-201413), as amended, initially filed with the SEC on January 9, 2015.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firm, Deloitte Touche Tohmatsu Certified Public Accountant LLP for the periods indicated.

	Year Ended December 31,
	2013	2014
	USD	USD
	(in thousands)
Audit fees (1)	160	192
Audit-related fees (2)	—	600
Total	160	792

(1)             “Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual financial statements.

(2)             “Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services rendered by our principal external auditors, which mainly included assurance services rendered in connection with our Form F-1 filing during year 2014 from August to December.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountant LLP.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The NASDAQ Global Market, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                  Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19.                                                  Exhibits.

Exhibit No.	Description of Exhibit
1.1(2)	Third Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of the offering
2.1(3)	Form of Deposit Agreement among the Registrant, the depositary and all holders and Beneficial Owners of the American Depositary Shares issued thereunder
2.2(3)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.1)
3.3(3)	Registrant’s Specimen Certificate for Ordinary Shares
4.1(1)	Registrant’s Share Incentive Plan
4.2(1)	English translation of the Amended and Restated Exclusive Call Option Agreement entered into by and among shareholders of Beijing Wowo Tuan and Wowo Shijie, dated August 6, 2014
4.3(1)	English translation of the Amended and Restated Exclusive Consulting and Service Agreement entered into by and between Beijing Wowo Tuan and Wowo Shijie, dated August 6, 2014
4.4(1)	English translation of the Amended and Restated Equity Pledge Agreement entered into by and among shareholders of Beijing Wowo Tuan and Wowo Shijie, dated August 6, 2014
4.5(1)	English translation of the Amended and Restated Exclusive Call Option Agreement entered into by and among shareholders of Kai Yi Shi Dai and Wowo Shijie, dated August 6, 2014
4.6(1)	English translation of the Amended and Restated Exclusive Consulting and Service Agreement entered into by and between Kai Yi Shi Dai and Wowo Shijie, dated August 6, 2014
4.7(1)	English translation of the Amended and Restated Equity Pledge Agreement entered into by and among shareholders of Kai Yi Shi Dai and Wowo Shijie, dated August 6, 2014
4.8(1)	English translation of Power of Attorney relating to Beijing Wowo Tuan dated August 6, 2014
4.9(1)	English translation of Power of Attorney relating to Kai Yi Shi Dai dated August 6, 2014
8.1	List of Subsidiaries of the Registrant
11.1(2)	Code of Business Conduct and Ethics of Registrant
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*                 To be filed by amendment.

(1)             Incorporate by reference to Form F-1 filed on January 9, 2015

(2)             Incorporate by reference to Form F-1 filed on March 4, 2015

(3)             Incorporate by reference to Form F-1 filed on March 30, 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOWO LIMITED

By:	/s/ Frank Zhigang Zhao
Frank Zhigang Zhao
Chief Financial Officer

Date: May 15, 2015

WOWO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

WOWO LIMITED

We have audited the accompanying consolidated balance sheets of  Wowo Limited (the”Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in deficit, and cash flows for each of the three years ended December 31, 2014, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years ended December 31, 2014, in conformity with the accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 15, 2015

WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31, 2013	December 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$419,305	$1,646,172
Accounts receivable, net	1,722,001	1,225,386
Prepaid expenses and other current assets	9,494,511	7,433,994
Amounts due from related parties	3,799	—
Total current assets	11,639,616	10,305,552
Property and equipment, net	4,085,945	2,574,081
Goodwill	7,649,731	7,463,706
Total assets	23,375,292	20,343,339
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to Wowo Limited of $1,651,880 and nil as of December 31, 2013 and 2014, respectively)	1,651,880	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Wowo Limited of $13,437,234 and $22,679,754 as of December 31, 2013 and 2014, respectively)	13,437,234	22,679,754
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Wowo Limited of $24,118,536 and $19,770,435 as of December 31, 2013 and 2014, respectively)	26,345,151	21,669,131
Advance from customers (including advance from customers of consolidated VIE entities without recourse to Wowo Limited of $28,690,785 and $22,703,718 as of December 31, 2013 and 2014, respectively)	28,690,785	22,703,718
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Wowo Limited of $26,254,333 and $403,585 as of December 31, 2013 and 2014, respectively)	26,254,333	403,585
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Wowo Limited of $45,199 and $44,100 as of December 31, 2013 and 2014, respectively)	45,199	44,100
Total current liabilities	96,424,582	67,500,288
Non-current liabilities:
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Wowo Limited of nil and $61,715,277 as of December 31, 2013 and 2014, respectively)	—	61,965,277
Total liabilities	96,424,582	129,465,565

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31, 2013	December 31, 2014

Commitments and contingencies (Note 17)
Mezzanine equity:
Series A-1 convertible redeemable preferred shares ($0.00001 par value; total 20,000,000 preferred shares authorized, 12,202,988 and 12,202,988 shares issued and outstanding, liquidation value $10,055,909 and $10,055,909 as of December 31, 2013 and 2014, respectively)	5,310,921	6,756,046
Series A-2 convertible redeemable preferred shares ($0.00001 par value; total 122,029,877 preferred shares authorized, 122,029,877 and 122,029,877 shares issued and outstanding, liquidation value $100,559,091 and $100,559,091 as of December 31, 2013 and 2014, respectively)	62,409,342	99,356,343
Series B convertible redeemable preferred shares ($0.00001 par value; total 30,507,471 preferred shares authorized, 30,507,471 and 30,507,471 shares issued and outstanding, liquidation value $25,139,774 and $25,139,774 as of December 31, 2013 and 2014, respectively)	16,119,156	18,541,539
Total mezzanine equity	83,839,419	124,653,928
Deficit:
Ordinary shares ($0.00001 par value; 1,827,462,652 shares authorized, 303,886,640 and 303,886,640 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	3,039	3,039
Subscription receivable	(3,000)	—
Additional paid-in capital	7,029,716	—
Accumulated deficit	(161,205,591)	(233,140,944)
Accumulated other comprehensive loss	(2,712,873)	(681,493)
Total Wowo Limited shareholders’ deficit	(156,888,709)	(233,819,398)
Noncontrolling interest	—	43,244
Total deficit	(156,888,709)	(233,776,154)
TOTAL LIABILITIES, MEZZANINE EQUITY AND DEFICIT	$23,375,292	$20,343,339

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2012	2013	2014
Net revenues	$27,815,399	$36,253,309	$30,073,452
Cost of revenues (including share-based compensation of $14,867, $8,095 and $17,517 for the years ended December 31, 2012, 2013 and 2014, respectively)	7,185,148	6,583,501	7,040,383
Gross profit	20,630,251	29,669,808	23,033,069
Operating expenses:
Marketing (including share-based compensation of $108,913, $45,327 and $82,135 for the years ended December 31, 2012, 2013 and 2014, respectively)	12,487,068	10,426,400	11,254,481
Selling, general and administrative (including share-based compensation of $1,815,546, $856,482 and $5,662,732 for the years ended December 31, 2012, 2013 and 2014, respectively)	47,010,505	49,280,231	55,447,030
Impairment of intangible assets	—	2,034,791	—
Total operating expenses	59,497,573	61,741,422	66,701,511
Loss from operations	(38,867,322)	(32,071,614)	(43,668,442)
Interest income	20,560	43,865	6,703
Interest expense	(223,801)	(136,655)	(11,798)
Other income(expenses), net	20,299	(89,354)	(196,288)
(Loss) gain from disposal of VIE and VIE’s subsidiaries	(28,878)	895	—
Loss before provision for income taxes	(39,079,142)	(32,252,863)	(43,869,825)
Provision for income tax benefits	(68,666)	(80,519)	—
Net loss	(39,010,476)	(32,172,344)	(43,869,825)
Less: Net loss attributable to noncontrolling interests	—	—	(13,478)
Net loss attributable to Wowo Limited	(39,010,476)	(32,172,344)	(43,856,347)
Accretion for Series A-1 convertible redeemable preferred shares	289,069	1,199,007	1,445,125
Accretion for Series A-2 convertible redeemable preferred shares	15,747,313	34,336,421	36,947,001
Accretion for Series B convertible redeemable preferred shares	1,543,889	2,106,420	2,422,383
Net loss attributable to holders of ordinary shares of Wowo Limited	$(56,590,747)	$(69,814,192)	$(84,670,856)
Net loss per ordinary shares
Basic	$(0.18)	$(0.23)	$(0.28)
Diluted	(0.18)	(0.23)	(0.28)
Net income per Series A-1 preferred shares—Basic	0.03	0.10	0.12
Net income per Series A-2 preferred shares—Basic	0.14	0.28	0.30
Net income per Series B preferred shares—Basic	$0.06	$0.07	$0.08
Weighted average shares used in calculating net loss per ordinary shares
Basic	310,188,010	303,886,640	303,886,640
Diluted	310,188,010	303,886,640	303,886,640
Weighted average shares used in calculating net loss per
Series A-1 preferred shares	11,151,244	12,202,988	12,202,988
Series A-2 preferred shares	110,937,536	122,029,877	122,029,877
Series B preferred shares	25,659,708	30,507,471	30,507,471

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Net loss	$(39,010,476)	$(32,172,344)	$(43,869,825)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(478,896)	(1,390,936)	2,031,505
Comprehensive loss	(39,489,372)	(33,563,280)	(41,838,320)
Less: comprehensive loss attributable to noncontrolling interest	—	—	(13,353)
Comprehensive loss attributable to Wowo Limited’s shareholders	$(39,489,372)	$(33,563,280)	$(41,824,967)

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In U.S. dollars, except share and share related data)

	Ordinary shares		Additional	Subscription	Accumulated	Accumulated other comprehensive	Total Wowo Limited shareholders’	Noncontrolling	Total shareholders’
	Shares	Amount	paid-in capital	receivable	deficit	loss	deficit	interest	deficit
Balance as of January 1, 2012	313,886,640	$3,139	$16,321,667	$(3,000)	$(90,022,771)	$(843,041)	$(74,544,006)	$—	$(74,544,006)
Repurchase of ordinary shares	(10,000,000)	(100)	98	—	—	—	(2)	—	(2)
Beneficial conversion feature on Series A-1 and SeriesA-2 convertible redeemable preferred shares	—	—	43,234,050	—	—	—	43,234,050	—	43,234,050
Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(17,580,271)	—	—	—	(17,580,271)	—	(17,580,271)
Net loss	—	—	—	—	(39,010,476)	—	(39,010,476)	—	(39,010,476)
Share-based compensation	—	—	1,939,326	—	—	—	1,939,326	—	1,939,326
Disposal of VIE	—	—	(153,210)	—	—	—	(153,210)	—	(153,210)
Other comprehensive loss	—	—	—	—	—	(478,896)	(478,896)	—	(478,896)
Balance as of December 31, 2012	303,886,640	$3,039	$43,761,660	$(3,000)	$(129,033,247)	$(1,321.937)	$(86,593,485)	$—	$(86,593,485)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(37,641,848)	—	—	—	(37,641,848)	—	(37,641,848)
Net loss	—	—	—	—	(32,172,344)	—	(32,172,344)	—	(32,172,344)
Share-based compensation	—	—	909,904	—	—	—	909,904	—	909,904
Other comprehensive loss	—	—	—	—	—	(1,390,936)	(1,390,936)	—	(1,390,936)
Balance as of December 31, 2013	303,886,640	$3,039	$7,029,716	$(3,000)	$(161,205,591)	$(2,712,873)	$(156,888,709)	$—	$(156,888,709)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(12,735,503)	—	(28,079,006)	—	(40,814,509)	—	(40,814,509)
Net loss	—	—	—	—	(43,856,347)	—	(43,856,347)	(13,478)	(43,869,825)
Share-based compensation (Note)	—	—	5,762,384	—	—	—	5,762,384	—	5,762,384
Subscription received	—	—	—	3,000	—	—	3,000	—	3,000
Other comprehensive income	—	—	—	—	—	2,031,380	2,031,380	125	2,031,505
Partial disposal of a VIE	—	—	(56,597)	—	—	—	(56,597)	56,597	—
Balance as of December 31, 2014	303,886,640	$3,039	$—	$—	$(233,140,944)	$(681,493)	$(233,819,398)	$43,244	$(233,776,154)

Note: On June 29, 2014, the primary shareholder, Mr. Maodong Xu (‘‘Maodong’’) transferred 30,372,540 of his ordinary shares of the Company to certain directors and executives for nil consideration. The fair value of $4,190,449 of ordinary shares transferred as of transaction date was accounted for as capital contribution by Maodong to the Company and was included in the share-based compensation of $5,762,384 for the year ended December 31, 2014 (see details in note 14).

WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net loss	$(39,010,476)	$(32,172,344)	$(43,869,825)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,939,326	909,904	5,762,384
Depreciation and amortization	2,768,122	2,352,797	1,864,739
Allowance for doubtful advance to suppliers	1,371,650	1,333,519	452,774
Impairment of intangible assets	—	2,034,791	—
Loss (gain) from disposal of VIE and VIE’s subsidiaries	28,878	(895)	—
Loss from disposal of property and equipment	533,190	123,470	149,779
Changes in operating assets and liabilities:
Accounts receivable	718,795	(643,796)	446,314
Prepaid expenses and other current assets	2,284,487	(6,329,424)	2,294,916
Accounts payable	3,123,431	(4,272,818)	9,650,054
Advance from customers	5,603,253	6,971,363	(5,355,453)
Amounts due to related parties	—	—	(256,415)
Accrued expenses and other current liabilities	6,062,110	1,031,371	(3,099,327)
Income tax payable	1,508	—	—
Deferred income taxes	(70,991)	(91,254)	—
Net cash used in operating activities	(14,646,717)	(28,753,316)	(31,960,060)
Cash flows from investing activities:
Purchase of property and equipment	(1,151,470)	(646,953)	(590,333)
Payments for acquisition of business (net of cash acquired of nil, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	(285,089)	—	—
Proceeds from disposal of property and equipment	91,715	—	—
Proceeds from disposal of VIE and VIE’s subsidiaries (net of cash disposed of $3,370, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	900	895	—
Amounts due from related parties	(664,074)	211,387	3,799
Restricted cash	5,000,000	2,500,000	—
Net cash provided by/ (used in) investing activities	2,991,982	2,065,329	(586,534)
Cash flows from financing activities:
Proceeds from issuance of Series B convertible redeemable preferred shares (net of issuance cost of $31,153)	12,468,847	—	—
Amounts due to related parties	1,077,387	24,587,142	36,291,479
Subscription received	—	—	3,000
Proceeds from short-term loan	—	1,626,610	—
Proceeds from third party loan	4,397,602	—	—
Repayments for third party loans	(2,247,075)	(1,200,438)	—
Payments for IPO costs	—	—	(874,628)
Repayments of short-term loan	(3,898,821)	(2,277,254)	(1,651,880)
Net cash provided by financing activities	11,797,940	22,736,060	33,767,971
Effect of exchange rate changes	(226,935)	123,858	5,490
(Decrease)/Increase in cash	(83,730)	(3,828,069)	1,226,867
Cash and cash equivalents, beginning of the year	4,331,104	4,247,374	419,305
Cash and cash equivalents, end of the year	$4,427,374	$419,305	$1,646,172
Supplement disclosure of cash flow information:
Income taxes paid	$817	$2,727	$—
Interest paid	$244,930	$136,655	$104,084

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

NOTES TO  CONSOLIDATED FINANCIAL STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(In U.S. dollars, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Wowo Limited (‘‘the Company’’) was incorporated in Cayman Islands on July 13, 2011. The Company and its subsidiaries, variable interest entities (‘‘VIEs’’) and VIEs’ subsidiaries (the ‘‘Group’’) are primarily engaged in providing the e-commerce platform networking services, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons and also allow local merchants to create online stores and make direct sales to their target customers for consumption at their brick and mortar stores in the People’s Republic of China (‘‘PRC’’).

As of December 31, 2014, details of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Wowo Group Limited (“Wowo BVI”)	January 11, 2011	British Virgin Islands (“BVI”)	100%
Wowo Mall (China) Ltd. (HK) (formerly named Wowo Holding Limited (HK)) (“Wowo HK”)	January 24, 2011	Hong Kong	100%
Beijing Wowo Shijie Information Technology Co., Limited (“Wowo Shijie” or “WOFE”)	May 19, 2011	PRC	100%

VIEs:
Beijing Wowo Tuan Information Technology Co., Ltd. (“Beijing Wowo Tuan”)	December 31, 2010	PRC	N/A
Beijing Kai Yi Shi Dai Network Technology Co., Ltd. (“Kai Yi Shi Dai”)	April 1, 2011	PRC	N/A

VIEs’ subsidiaries:
Wuxi Yuzhong Internet Technology Co., Ltd. (“Wuxi Wowo Tuan”)	February 28, 2011	PRC	N/A
Shenyang Wowo Shijiu Internet Technology Co., Ltd. (“Shenyang Wowo Tuan”)	April 1, 2011	PRC	N/A
Jilin Wowo Tuan Information Technology Co., Ltd. (“Jilin Wowo Tuan”)	June 2, 2011	PRC	N/A
Shandong Wowo Mall Information Technology Co., Ltd. (“Shandong Wowo Tuan”)	September 25, 2013	PRC	N/A

The VIE arrangements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting Internet content distribution business or other value-added telecom businesses. To comply with these PRC laws and regulations, the Company conducts substantially the majority of its businesses through the VIEs and VIEs’ subsidiaries. To provide the Company control over the VIEs and the rights to them the expected residual returns of the VIEs and VIEs’ subsidiaries, WOFE entered into a series of contractual arrangements as described below with the VIEs including Beijing Wowo Tuan, Kai Yi Shi Dai and their shareholders.

As a result of entering into these contractual agreements, the Company through its wholly owned subsidiary, Wowo Shijie has (1) power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the exclusive consulting and services agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive consulting and services agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIEs.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE arrangements (Continued)

•                      Agreements that Transfer Economic Benefits and Risks to the Company

Exclusive Consulting and Service Agreements. WOFE and each of Beijing Wowo Tuan and Kai Yi Shi Dai entered into exclusive consulting and service agreements, under which each of Beijing Wowo Tuan and Kai Yi Shi Dai, including its subsidiaries or any companies or entities under its control, agrees to engage WOFE as its exclusive provider of technical platform, technical support, maintenance and other services. Beijing Wowo Tuan and Kai Yi Shi Dai shall pay to WOFE service fees determined based on the gross billings of the affiliated consolidated entities on a quarterly basis. WOFE shall exclusively own any intellectual property arising from the performance of the exclusive consulting and service agreements. The fees for such consulting and services are determined at WOFE’s discretion. The exclusive consulting and service agreements will be effective for ten years unless earlier terminated as set forth in the agreements or other written agreements entered into by the parties thereto. The exclusive consulting and service agreements shall be extended upon the written confirmation by WOFE before the expiry of thereof, the extended term shall be determined by WOFE. During the term of the exclusive consulting and service agreements, any of the affiliated consolidated entities may not terminate the agreements except in the case of WOFE’s gross negligence, fraud, other illegal action, bankruptcy or termination of WOFE, and in the event of bankruptcy or termination of the affiliated consolidated entities before the expiry of the exclusive consulting and service agreements, the agreements shall be terminated automatically.

Agreements that Provide the Company with Effective Control over VIEs

Equity Pledge Agreements. The shareholders of each of Beijing Wowo Tuan and Kai Yi Shi Dai entered into equity pledge agreements with WOFE, under which the shareholders pledged all of their equity interests in each of Beijing Wowo Tuan and Kai Yi Shi Dai to WOFE as collateral to secure performance of all obligations of the affiliated consolidated entities and their shareholders under the applicable exclusive consulting and service agreement and the exclusive call option agreement. WOFE is entitled to collect dividends and other distributions (in cash or non-cash) of the shares pledged during the term of the pledge. If any event of default as provided for therein occurs, WOFE, as the pledgee, will be entitled to request immediate payment of the service fees or other fees, or to dispose of the pledged equity interests through transfer or assignment.

Power of Attorney. The shareholders of each of Beijing Wowo Tuan and Kai Yi Shi Dai signed irrevocable power of attorney to appoint WOFE as the attorney-in-fact to act on his behalf on all matters pertaining to Beijing Wowo Tuan and Kai Yi Shi Dai and to exercise all of his rights as a shareholder of Beijing Wowo Tuan and Kai Yi Shi Dai including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreements. The power of attorney with each shareholder expires when the shareholder ceases to hold any equity interests in Beijing Wowo Tuan and Kai Yi Shi Dai.

Exclusive Call Option Agreements. The shareholders of Beijing Wowo Tuan and Kai Yi Shi Dai entered into exclusive call option agreements with WOFE, pursuant to which WOFE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Beijing Wowo Tuan and Kai Yi Shi Dai from the shareholders. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, unless otherwise required by PRC laws or agreed in writing by WOFE and the shareholders of the affiliated consolidated entities. The term of each exclusive call option agreement will be ten years, and can be extended upon the written confirmation by WOFE prior to the expiration of the agreement and the extended term shall be determined by WOFE

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE arrangements (Continued)

Risks in relation to the VIE structure.

The Company believes that Wowo Shijie’s contractual arrangements with the VIEs and their respective subsidiaries are in compliance with PRC laws and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney. Wowo Shijie has to vote on all matters requiring shareholder approval in the VIE entities. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

•                  revoke the Group’s business and operating licenses;

•                  require the Group to discontinue or restrict its operations;

•                  restrict the Group’s right to collect revenues;

•                  block the Group’s websites;

•                  require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs, VIEs’ subsidiaries, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIEs’ subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, Wowo Shijie, the VIEs and their respective subsidiaries.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The following financial statement balances and amounts of the VIEs and VIEs’ subsidiaries were included in the accompanying audited consolidated financial statements as follows after the elimination of intercompany balances and transactions as of and for the years ended:

	December 31, 2013	December 31, 2014
Cash and cash equivalents	$263,160	$1,585,091
Accounts receivable, net	1,722,001	1,225,386
Prepaid expenses and other current assets	8,805,316	7,118,735
Total current assets	10,790,477	9,929,212
Property and equipment, net	2,692,457	1,589,833
Other non-current assets	7,649,731	7,463,706
Total non-current assets	10,342,188	9,053,539
Total assets	$21,132,665	$18,982,751
Short term loan	1,651,880	—
Accounts payable	13,437,234	22,679,754
Accrued expenses and other current liabilities	24,118,536	19,770,435
Advance from customers	28,690,785	22,703,718
Amounts due to related parties	26,254,333	403,585
Income tax payable	45,199	44,100
Total current liabilities	94,197,967	65,601,592
Amounts due to related parties	—	61,715,277
Total non-current liabilities	—	61,715,277
Total liabilities	$94,197,967	$127,316,869

	Years ended December 31,
	2012	2013	2014
Net revenues	$27,791,703	$36,253,309	$30,073,452
Net loss	$(14,135,152)	$(13,853,713)	$(23,197,851)

	Years ended December 31,
	2012	2013	2014
Net cash provided by/ (used in) operating activities	$10,959,596	$(13,892,405)	$(17,377,370)
Net cash used in investing activities	(1,029,900)	(754,917)	(420,341)
Net cash provided by financing activities	$5,089,533	$16,119,244	$33,235,682

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIEs contributed an aggregate of 99.9%, 100% and 100% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the VIEs accounted for an aggregate of  90.4% and 93.3%, respectively, of the consolidated total assets, and 97.7% and 98.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses and other current assets and property and equipment. The recognized and unrecognized revenue-producing assets that are held by the VIEs are primarily property and equipment.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.

2. GOING CONCERN

The Group’s history of losses has resulted in its total liabilities and mezzanine equity exceeding its total assets by $156.9 million and $233.8 million as of December 31, 2013 and 2014. The Group experienced a net loss of approximately$39.0 million, $32.2 million and $43.9 million for the years ended December 31, 2012, 2013 and 2014, respectively, and negative cash flows from operations of approximately $14.6 million, $28.8 million and $32.0 million for the years ended December 31, 2012, 2013 and 2014, respectively. In addition, the Group’s total current liabilities exceed its total current assets $84.8 million and $57.2 million as of December 31, 2013 and 2014. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. However, management believes the Group has the ability to fulfill its financial obligations as they fall due through December 31, 2016 and will continue as a going concern because its primary shareholder, Maodong, has agreed in writing to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due through December 31, 2016, which commitment is further guaranteed by certain assets from Maodong, and the funds will be provided in the form of equity investment.

Starting from January 1, 2015 to April 7, 2015, Maodong provided interest-free funds directly and indirectly through companies controlled by him, which enabled the Company to meet its working capital requirements to fund the Group’s daily operations for a total amount of $6,653,659 (equivalent to RMB41,283,293). On September 19, 2014, the Company and Maodong agreed to convert all indebtedness owed to Maodong into ordinary shares at the IPO price subject to the completion of the IPO. In April 2015, the Company completed its initial public offering (“IPO”) and listed on The NASDAQ Global Market at a price of $10 per American Depositary Shares (“ADS”) with $37.3 million of IPO proceeds, net of underwriting discounts, commissions and offering expenses amounting to $4.9 million. As the IPO was completed in April 2015, the indebtedness owed to Maodong amounting to $69.4 million as of April 7, 2015 has been converted into ordinary shares at the IPO price of $10 per ADS.

The Group believes that it can realize its assets and satisfy its liabilities in the normal course of business with the financial support from Maodong and proceeds from the offering. As a result, the accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Group is unable to continue as a going concern.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘‘US GAAP’’).

The audited consolidated financial statements included the financial statements of the Company, its consolidated subsidiaries, VIEs and VIEs’ subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Revenue recognition

The Group primarily generates revenues from sales commission of the online coupons and storefront fees.

(a) Sales commission of the online coupons

The Group presents revenues on a net basis (representing the amount billed to subscribers less the amount paid to merchants). The Group acts as an agent rather than as the principal in the delivery of the products or services underlying the coupon as it does not assume the risks and rewards of ownership of goods nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants.

The Group recognizes revenues when all of the following criteria are met: persuasive evidence of an arrangement exists, which is typically at the point when the Group enters into cooperating agreements to sell online coupons with its merchants and the point when the price becomes fixed or determinable; collectability is reasonably assured, which occurs when the subscribers remit payments to third party payment service providers for coupons purchased; and services to the merchants have been rendered.

The Group earns the related commission revenue as an agent when its subscribers actually redeem their coupons. Until such time, the proceeds received by the Group from selling the online coupons are recorded as advance from customers. During the period from the offer validation to the point of online coupon redemption, the Group is also contractually obligated to provide, maintain and support an online coupon verification system which its merchants must use to validate coupons before services can be redeemed by the Group’s subscribers. The Group also provides ongoing customer service support to its merchants through the redemption of the coupons. The Group has concluded these performance obligations to be a substantive and integral part of the Group’s service delivery process from which it earns its revenue. Based on the above considerations, revenue recognition is deferred until the redemption of the online coupons by the subscribers for the delivery of products or consumption of the services, at which time the underlying sale from which the Group earns its commission has been culminated and the Group has completed its service obligations to its merchants. The Group’s remaining obligations to its merchants after coupon redemption by its subscribers are inconsequential.

The Group adopts operational return and refund policy which offers the subscribers refunds on the coupon they have purchased, if a subscriber is not satisfied with the goods or services after redemption, or if a customer has not redeemed the coupon within twenty days after expiration date of the coupon (the ‘‘Refund Period’’). Historically, the amounts of refund claimed by customers for the redeemed coupons was clearly insignificant. Based on an analysis of historical patterns and amounts of claims by customers, the Group provides a refund reserve with an estimated refund rate close to zero for the redeemed coupons. Currently, unredeemed amounts beyond the Refund Period remains in advance from customers on the balance sheet on a gross basis due to the ambiguity and uncertainty regarding interpretation and application of current PRC laws with respect to the nature of these unredeemed amounts, such as PRC Civil Law, Law on the Protection of the Rights and Interests of Consumers and certain normative documents enacted by the State Administration of Industry and Commerce, or the SAIC. The Group recognizes revenue from these unredeemed amounts until the third anniversary from the expiration date of the coupon, when the possibility for a customer to initiate a claim becomes remote. The Group recognizes nil, nil and $3,993,687 revenue from these unredeemed amounts for the years ended December 31, 2012, 2013 and 2014, respectively.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, the merchants are contractually responsible and liable for the quality of the products or services provided and the Group also holds the right to claim reimbursements from the merchants, therefore, the amounts of costs that the Group incurred as a result of such refunds have been minimal for the years presented.

(b) Storefront fees

The Group also derives the revenue from storefront fees for merchants that have opened online stores with the Company’s website. The merchants pay a fixed fee for an agreed contract period. The Group recognizes revenues ratably over the period the storefront services are provided. In July 2014, the Group launched “WoWo Merchant App”, a customized storefront on mobile devices that integrates reservations, payment, special promotions, membership management and other features which enables local merchants to directly self-manage their marketing and sales campaign on mobile devices, which consists of two parts of revenue streams, APP developing revenue and fixed storefront fee revenue. Revenue for APP developing is recognized when the product is delivered. Merchants also pay fixed storefront fees for further services in an agreed contract period. The Group recognizes revenues ratably over the period the storefront services are provided.

Business tax

The Group is subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. Business taxes deducted in arriving net revenue for the years ended December 31, 2012, 2013 and 2014 totaled $1,266,642, $727,821 and $386,213 respectively.

Value-added tax

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of value-added tax (“VAT”) in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain revenues which were previously subject to business tax, and the VAT totaled $371,736, $1,965,911 and $1,351,185 for the years ended December 31, 2012, 2013 and 2014, respectively.

Rewards programs

The Group issues referral credits to its existing registered subscribers (“referrers”) pursuant to certain of the Group’s marketing programs offered to promote its group-purchase platform to new subscribers (“referees”). In exchange for the promotional services provided by the referrers, the Group deposits credits that can be used for future purchases in the referrers’ accounts upon the referees make purchases. The merchants are considered the Group’s customers under the deemed agency relationship model, therefore when the Group provides the paying subscribers with credits, the Group accrues the costs at issuance in accrued expenses on the balance sheets, with a charge to selling, general and administrative expenses on the statements of operations.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of revenue

Costs of revenues primarily consist of depreciation of property and equipment, payroll of the editorial personnel, processing fees paid to third-party payment service providers, logistics fees paid to third-party courier companies, website hosting costs, short message distribution costs, share-based compensation expenses, amortization of acquired trade name/domain name and refunds to subscribers for redeemed coupons that are not reimbursed by the merchants.

Marketing expenses

Marketing expenses primarily consist of online marketing costs, such as sponsored search and advertising on social networking sites, offline advertising expenses, such as bus exterior or metro walkway advertising and print advertising, payroll of marketing personnel, the amount of the cumulative shortfall incurred when the Group sells online coupons for a specific merchant to its paying subscribers at a loss that results in negative revenue on a cumulative basis in order to enhance market penetration and recognition since the inception of the overall relationship between the merchant and the Group, and email distribution marketing costs.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Significant accounting estimates reflected in the Group’s consolidated financial statements include useful lives and impairment for property and equipment and intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, fair value of ordinary shares, share-based compensation, allowance for doubtful advance to suppliers and beneficial conversion feature. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and term deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased.

Accounts receivable

Accounts receivable primarily represent the cash due from the third-party payment account paid by subscribers for Wowo coupons. No allowance for doubtful accounts is provided as there is no risk of collecting this account receivable.

Advance to suppliers

Advance to suppliers primarily represent the cash paid to merchants in advance based on the payment terms of the contracts. The carrying amount of the Group’s advance to suppliers is reduced by an allowance for advance to suppliers that reflects management’s best estimate of amounts that will not be collected. The allowance is based on historical loss experiences and any specific risks identified in collection matters. Advance to suppliers are charged off against the allowance for doubtful accounts when it is determined that the advance is uncollectible. The Group’s allowance for doubtful advance to suppliers for the years ended December 31, 2012, 2013 and 2014 was $1,371,650, $1,333,519 and $452,774, respectively and included in Selling, general and administrative expenses in the consolidated statements of operations.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Computer and software	4 - 5 years
Furniture and fixtures	5 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

Acquired intangible assets

Acquired intangible assets with finite lives are carried at cost less accumulated amortization and impairment. Amortization of user base and customer relationship is calculated using the estimated attrition pattern. Amortization of other finite lived intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The amortization years by major intangible asset classes are as follows:

Trade name/domain name	2 - 10 years
User base	2 years
Operating system	3 years
Customer relationship	2 years

Impairment of intangible assets with finite life

The Group evaluates the recoverability of its intangible assets with finite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets, as well as whenever events or changes in circumstances indicate the carrying amount of the assets may no longer be recoverable.

Considering that the Group has recurring operating losses, the Group has determined to perform the annual impairment tests on December 31 of each year. As a result of the annual impairment test, the Group recognized impairment loss of nil, $2,034,791 and nil for the years ended December 31, 2012, 2013 and 2014, respectively (see note 6).

Impairment of goodwill

The Group annually, or more frequently if the Group believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group has determined to perform the annual impairment tests on December 31 of each year. There was no impairment loss incurred for the years ended December 31, 2012, 2013 and 2014.

Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the consolidated statements of operations.

Income taxes

Current income taxes are provided in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Foreign currency translation

The functional and reporting currency of the Company, Wowo BVI and Wowo HK is the United States dollar (“U.S. dollars”). The financial records of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling on the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollars, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss.

Share-based payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs net of an estimated forfeiture rate using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or is expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future years.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shares of acquired entities were granted to employees, who were also the selling shareholders of the acquired entities, as the compensation of their future services. Share-based payment transactions with employees are measured based on the grant date fair value of equity instrument, and recognized as compensation expenses using straight-line method over the requisite service period.

Beneficial conversion feature

For convertible instruments, a beneficial conversion feature is recognized when the conversion price is less than the fair value of the ordinary share into which the instrument is converted at the commitment date. A portion of the proceeds from issuance of the convertible instruments, equal to the intrinsic value, is then allocated to additional paid-in capital. For convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred shares), the discount resulting from recording a beneficial conversion option is accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.

In circumstances in which the instrument is converted prior to amortization of the full amount of the discount, the remaining unamortized discount at the date of conversion is immediately recognized as interest expense or as a dividend, as appropriate.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax, the tax effect is nil for the years ended December 31, 2012, 2013 and 2014.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

No customer accounted for 10% or more of total revenues for the years ended December 31, 2012, 2013 and 2014. No customer accounted for 10% or more of accounts receivable as of December 31, 2013 and 2014.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

• Level 1—inputs are based upon quoted prices for instruments traded in active markets.

• Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from/to a related party, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, amounts due from/to related parties, accounts receivable and accounts payable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on Level 3 inputs in connection with impairment of intangible assets set out in Note 6.

Net loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, and stock options, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

Recent accounting pronouncements adopted

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss is carried forward, a similar tax loss, or a tax credit carry-forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

• Step 1: Identify the contract(s) with a customer.

• Step 2: Identify the performance obligations in the contract.

• Step 3: Determine the transaction price.

• Step 4: Allocate the transaction price to the performance obligations in the contract.

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.              Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

• For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

• For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

• For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.              Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

• The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

• An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In April, 2014, the FASB issued ASU 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation— Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is ‘‘substantial doubt about the entity’s ability to continue as a going concern.’’ The new standard is effective for fiscal years ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2013	2014
Advance to suppliers	$6,337,707	$4,275,264
Rental and other deposits	1,839,663	1,721,410
Prepaid rental expenses	723,075	194,826
Prepaid advertisement expenses	440,064	204,549
Advances to employees	83,848	124,736
Prepaid professional service fee	—	874,628
Other current assets	70,154	38,581
	$9,494,511	$7,433,994

Advance to suppliers is net of allowance for advance to suppliers. Movement of allowance for advance to suppliers is as follows:

	Balance at beginning of the year	Charge to expenses	Exchange adjustments	Balance at end of the year
2012	$269,201	$1,371,650	$20,271	$1,661,122
2013	$1,661,122	$1,333,519	$69,122	$3,063,763
2014	$3,063,763	$452,774	$(71,905)	$3,444,632

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31,	December 31,
	2013	2014
Computer and software	$7,116,803	$6,925,835
Furniture and fixtures	692,149	539,975
Leasehold improvement	665,828	400,525
Total	8,474,780	7,866,335
Less: accumulated depreciation	(4,388,835)	(5,292,254)
Property and equipment, net	$4,085,945	$2,574,081

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were $1,800,937, $1,937,221 and $1,864,739, respectively.

6. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consisted of the following:

	December 31,	December 31,
	2013	2014
Trade name/domain name	$3,202,608	$3,202,608
User base	485,735	485,735
Operating system	87,467	87,467
Customer relationship	21,309	21,309
Total	3,797,119	3,797,119
Less: Accumulated amortization	(1,762,328)	(1,762,328)
Less: Impairment of intangible assets	(2,034,791)	(2,034,791)
Acquired intangible assets, net	$—	$—

The amortization expenses of acquired intangible assets were $967,185, $415,576 and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

In 2013, the Group recognized an impairment loss of $2,034,791 as carrying amount of the intangible assets exceeded the fair value of the assets based on a discounted cash flow method using assumptions about revenue growth rates and the appropriate discount rates. No impairment loss for the intangible assets was recognized for the years ended December 31, 2012 and 2014.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

7. GOODWILL

The changes in the goodwill balance for the years ended December 31, 2013 and 2014 is as follows:

	December 31,	December 31,
	2013	2014
Gross amount:
Beginning balance	$7,433,142	$7,649,731
Addition	—	—
Exchange difference	216,589	(186,025)
Ending balance	7,649,731	7,463,706
Accumulated impairment loss:
Beginning balance	—	—
Charge for the period	—	—
Ending balance	—	—
Goodwill, net	$7,649,731	$7,463,706

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,	December 31,
	2013	2014
Accrued payroll and welfare	$17,081,601	$18,200,986
Advance from subscribers	5,518,550	1,072,977
Payable for advertisements	1,258,428	703,466
Other tax payable	11,298	293,897
Deposit payable	941,295	1,022,650
Amount due to a third party(Note 16(iii))	994,101	—
Payable for professional fee	252,540	8,703
Others	287,338	366,452
Total accrued expenses and other current liabilities	$26,345,151	$21,669,131

Advance from subscribers represent primarily the cash balances placed in individual Wowo accounts.

9. SHORT-TERM LOAN

On April 6, 2012, the Group entered into a short-term loan agreement with a PRC bank with a term of twelve-month and 7.216% annual interest rate. The credit limit of this loan is $2,247,154 (equivalent to RMB14 million) and an amount of $2,247,154 (equivalent to RMB14 million) was drawn as of December 31, 2012. The Group pledged a bank deposit of $2,500,000 for this loan.

On April 1, 2013, the Group repaid the full amounts of principal and interests for this loan. Interest expenses accrued and paid for this loan was $119,638 and $44,277 for the years ended December 31, 2012 and 2013, respectively.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

9. SHORT-TERM LOAN(Continued)

On March 1, 2013, the Group entered into a short-term loan agreement with a PRC bank with a term of twelve-month and the annual interest rate was adjusted to 120% of the annual interest rate published by People’s Bank of China in March 2013 and the credit limit of this loan is $3,968,254 (equivalent to RMB25 million). An amount of $1,651,880 (equivalent to RMB10 million) was drawn as of December 31, 2013. Interest expenses accrued for this loan was $92,378 for the year ended December 31, 2013.

On January 10, 2014 and February 11, 2014, the Group repaid the principal of short-term loans with the PRC bank noted above of $825,940 (equivalent to RMB5 million) and $825,940 (equivalent to RMB5 million) and the interest of $104,084(equivalent to RMB720,000), respectively, there was no outstanding short-term loan as of December 31, 2014.

10. INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current BVI law, Wowo BVI is not subject to taxation.

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2012, 2013 and 2014 on the basis that Wowo HK did not have any assessable profits arising in or derived from Hong Kong for the year.

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC was 25%.

Provision (credit) for income tax consisted of the following:

	Years ended December 31,
	2012	2013	2014
Income tax benefits:
PRC current income tax expenses	$2,324	$10,735	$—
PRC deferred income tax benefits	(70,990)	(91,254)	—
Total	$(68,666)	$(80,519)	$—

The significant components of the Group’s deferred tax assets and liabilities were as follows:

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

10. INCOME TAXES (Continued)

	December 31,	December 31,
	2013	2014
Deferred tax assets
Current
Allowance for doubtful accounts	$526,160	$752,021
Accrued payroll	582,954	874,554
Advertisement expenses	11,107,768	12,292,479
Total current deferred tax assets	12,216,882	13,919,054
Non-current
Net operating loss carry forwards	21,233,802	26,435,475
Total deferred tax assets	33,450,684	40,354,529
Less: valuation allowance	(33,450,684)	(40,354,529)
Net deferred tax assets	$—	$—
Deferred tax liabilities
Non-current
Acquired intangible assets	$—	$—
Total deferred tax liabilities	$—	$—

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward years, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward years provided for in the tax law.

The Group had incurred net operating losses carry forwards $31,898,384 and $23,479,512 from the Group’s PRC entities for the years ended December 31, 2013 and 2014, respectively, which would expire on various dates through 2019. The Group operates its business through its subsidiaries, its VIEs and their subsidiaries. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. As of December 31, 2013 and 2014, valuation allowance was $33,450,684 and $40,354,529, respectively, which were provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the income taxes benefit computed by applying the PRC tax rate to loss before income taxes and the actual provision (credit) of income taxes is as follows:

	Years ended December 31,
	2012	2013	2014
Net loss before provision for income taxes	$(39,079,142)	$(32,252,863)	$(43,869,825)
Statutory tax rates in the PRC	25%	25%	25%
Income tax at statutory tax rate	(9,769,785)	(8,063,216)	(10,967,456)
Expenses not deductible for tax purposes
Entertainment expenses exceeded tax limit	31,564	51,166	36,620
Effect of income tax rate difference in other jurisdiction	4,372,527	273,995	4,026,991
Changes of valuation allowance	5,297,028	7,657,536	6,903,845
Income tax benefit	$(68,666)	$(80,519)	$—

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

10. INCOME TAXES (Continued)

The EIT Law includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within PRC.

Pursuant to the additional guidance released by the Chinese government on April 22, 2009 and issued bulletin on August 3, 2011 which provide more guidance on the implementation, management does not believe that the legal entities organized outside PRC should be characterized as PRC tax residents for EIT Law purposes.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. The Cayman Islands and BVI, where the Company and Wowo BVI are incorporated, does not have a tax treaty with PRC.

There were no aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2014.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2012, 2013 and 2014, respectively. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits within 12 months from December 31, 2014. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2008 to 2014 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 2014, at the tax authority’s discretion.

11. ORDINARY SHARES

As of January 1, 2012, there were 313,886,640 ordinary shares outstanding. On January 1, 2012, the Company repurchased and cancelled 2,000,000 ordinary shares for total consideration of $1 to increase the share options pool number for its incentive share plan. The par value of 2,000,000 ordinary shares was $20, and the excess of $19 was recorded in additional paid in capital. The fair value of 2,000,000 ordinary shares was $215,600. The Board of Directors authorized the issuance of up to 42,000,000 ordinary shares under the new share incentive plan.

On October 1, 2012, the Company repurchased and cancelled 8,000,000 ordinary shares for $1 consideration to increase the share options pool number for its incentive share plan. The par value of 8,000,000 ordinary shares was $80, and the excess of $79 was recorded in additional paid in capital. The fair value of 8,000,000 ordinary shares was $475,200. The Board of Directors authorized the issuance of up to 50,000,000 ordinary shares under the new share incentive plan.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On April 3, 2011, Wowo BVI issued an aggregate of 5,489,604 Series A-1 Convertible Redeemable Preferred Shares (‘‘Series A-1 Preferred Shares’’) to an investor at an issuance price of $0.9108 per Series A-1 Preferred Share for total cash proceeds of $5,000,000 before issuance cost of $18,072.

On May 25, June 8, and July 5, 2011, Wowo BVI issued 30,803,678, 2,053,580 and 18,482,206 Series A-2 Convertible Redeemable Preferred Shares (‘‘Series A-2 Preferred Shares’’) to investors at an issuance price of $0.9739 per Series A-2 Preferred Share for total cash proceeds of $30,000,000, $2,000,000 and $18,000,000, respectively. The related issuance cost was $192,149 and deducted from proceeds of Series A-2 Preferred Shares.

On February 29, 2012, the Company issued an aggregate of 30,507,471 Series B Convertible Redeemable Preferred Shares (‘‘Series B Preferred Shares’’) to its existing shareholders at an issuance price of $0.4097 per Series B Preferred Shares for total cash proceeds of $12,500,000. The related issuance cost was $31,153 and deducted from proceeds of Series B Preferred Shares. Meanwhile, the Company issued an aggregate of 6,713,384 Series A-1 Preferred Shares and 70,690,413 Series A-2 Preferred Shares to existing Series A-1 and Series A-2 investors for no consideration, and the conversion price of Series A-1 Preferred Shares and Series A-2 Preferred Shares were adjusted to $0.4097. A beneficial conversion feature of $43,234,050 was recognized as the adjusted conversion price was lower than the fair value of the ordinary shares on respective issuance dates for Series A-1 and Series A-2 Preferred Shares.

The rights, preferences, privileges and restriction granted to and imposed on the Series A-1, A-2 (collectively referred to as ‘‘Series A Preferred Shares’’) and B Preferred Shares are as follows:

Voting rights

Each Preferred Share shall carry a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into Ordinary Shares. The Preferred Shares shall generally vote together with the Ordinary Shares and not as a separate class.

According to the Amended Memorandum and Article of Association after above issuance of Series A-1, Series A-2 and Series B Preferred Shares, the number of directors of the board of the Company is four, including one appointed by preferred shareholders and three appointed by ordinary shareholders.

Dividends

No dividends shall be declared or paid on the ordinary shares or any future series of Preferred Shares, unless and until a dividend in like amount is declared and paid on each outstanding Preferred Share on an as-if converted basis.

Each holder of Series B Preferred Shares shall be entitled to receive, on annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the Series B Preferred Share Issue Price, (ii) the dividend that would be paid with respect to the Ordinary Shares into which the Series B Preferred Shares could be converted.

After the full preferential dividends for Series B Preferred Shares has been paid on all outstanding Series B Preferred Shares, each holder of Series A-2 Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the Series A-2 Preferred Share Issue Price, (ii) the dividend that would be paid with respect to the Ordinary Shares into which the Series A-2 Preferred Shares could be converted.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

After the full preferential dividends for Series B and Series A-2 Preferred Shares has been paid on all outstanding Series B and Series A-2 Preferred Shares, each holder of Series A-1 Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the Series A-1 Preferred Share Issue Price, (ii) the dividend that would be paid with respect to the Ordinary Shares into which the Series A-1 Preferred Shares could be converted.

In addition to any dividend pursuant to above, the holders of Preferred Shares shall be entitled to receive on a pari passu basis, when as and if declared at the sole discretion of the Board, but only out of funds that are legally available therefor, cash dividends at the rate or in the amount as the Board considers appropriate.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, each holder of Series B Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Series A Preferred Shares, Ordinary Shares or any other class or series of shares then outstanding, an amount per Series B Preferred Share equal to 100% of Series B Issue Price, plus all declared but unpaid dividends (‘‘Series A-2 Preference Amount’’).

After the full Series B Preference Amount has been paid on all outstanding Series B Preferred Shares, the each holder of Series A-2 Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Ordinary Shares or any other class or series of shares then outstanding, an amount per Series A-2 Preferred Share equal to 100% of Series A-2 Issue Price, plus all declared but unpaid dividends (‘‘Series A-2 Preference Amount’’).

After the full Series A-2 Preference Amount has been paid on all outstanding Series A-2 Preferred Shares, the each holder of Series A-1 Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Ordinary Shares or any other class or series of shares then outstanding, an amount per Series A-1 Preferred Share equal to 100% of Series A-1 Issue Price, plus all declared but unpaid dividends (‘‘Series A-1 Preference Amount’’).

After the full Series B and Series A Preference Amount has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed pro rata among the holders of Preferred Shares (on an as-converted basis) and the holders of the Ordinary Shares.

In the event the Company proposes to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the Company, the value of the assets to be distributed to the holders of Preferred Shares and Ordinary Shares shall be determined by the Board.

Conversion

Optional conversion

Each holder of Preferred Shares shall have the right to convert all or any portion of the Preferred Shares into Ordinary Shares at any time. The conversion rate for the Series B Preferred Shares and Series A Preferred Shares shall be determined by dividing the Series B and Series A Issue Price for each of the Series B Preferred Shares and Series A Preferred Shares by its conversion price, respectively, provided that in the event of any share splits, share combinations, share dividends, recapitalizations and similar events, the initial Series B and Series A Conversion Price shall be adjusted accordingly, respectively.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Automatic conversion

The Preferred Shares would automatically be converted into Ordinary Shares, at its then respective Conversion Prices, upon a Qualified IPO, which is defined as an initial public offering of securities of the Company on a recognized regional or national exchange or quotation system in the United States, Hong Kong, the PRC or any other jurisdiction approved by the  investors, and the aggregate proceeds to the Company in such initial public offering shall be not less than $100,000,000, unless otherwise agreed upon by the Investors and the Company (the “Qualified IPO”).

No adjustment in the Series B Conversion Price shall be made in respect of the issuance of additional ordinary shares unless the consideration per share for an additional ordinary share issued or deemed to be issued by the Company is less than the Series B Conversion Price. If the Company issues any additional ordinary shares and 0.85 times of the subscription price less than Series B Conversion Price, the Series B Conversion Price shall be reduced to a price (to the nearest one thousandth (1/1000) of a cent) equal to 0.85 times of the consideration per share for the additional ordinary shares issued.

No adjustment in the Series A Preferred Shares Conversion Price shall be made in respect of the issuance of additional ordinary shares unless the consideration per share for an additional ordinary share issued or deemed to be issued by the Company is less than the Series A Conversion Price. If the Company issues any additional ordinary shares and 0.85 times of the subscription price less than

Series A Conversion Price, the Series A Conversion Price shall be reduced to a price (to the nearest one thousandth (1/1000) of a cent) equal to 0.85 times of the consideration per share for the additional Ordinary Shares issued.

The conversion price will be adjusted for share dividends, subdivisions, combinations or consolidations of ordinary shares, other distributions, reclassification, exchange and substitution.

The Company will protect the Conversion Rights of the holders of the Preferred Shares against impairment, and not amend its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by the Company.

The Group has determined that there was embedded beneficial conversion feature of $43,234,050 attributable to the Series A-1 and Series A-2 Preferred Shares because the adjusted conversion price of Series A-1 and Series A-2 Preferred Shares is lower than the fair value of the Group’s ordinary share as of respective issuance dates and there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares because the conversion price of the Series B Preferred Shares is higher than the fair value of the Group’s ordinary share as of the issuance date.

The initial conversion price of Series B and Series A Preferred Shares shall be their Issue Price, therefore, the initial conversion rate was one for one. The conversion rate for each class of preferred shares were both one for one as of December 31, 2013 and 2014.

Redemption rights

In the event that (i) the Company fails to consummate a Qualified IPO within five years after the Series B Original Issue Date, or (ii) there is any breach by any Group, Company or any Founder of any of their representations, warranties, undertakings or other obligations, the Company shall redeem all of the Preferred Shares held by the Initiating Holders and such other holders who elect to participate in the redemption at the price per Preferred Share held by such holder of Preferred Shares.

Series A or B Redemption Price shall be an amount equal to:

Series A or B Preferred Share Issue Price x (115%)^N plus all declared but unpaid dividends thereon up to the date of redemption(N = a fraction the numerator of which is the number of calendar days between the Series A or B Original Issue Date and the date when the Series A or B Redemption Price has been actually paid to the holder of such Series A or B Preferred Share and the denominator of which is 365)

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

If on the Redemption Date, the number of Preferred Shares that may then be legally redeemed by the Company is less than the number of all Preferred Shares to be redeemed, then (i) all of Series B Preferred Shares required to be redeemed shall be redeemed prior to any of the Series A Preferred Shares, (ii) if not all of Series B Preferred Shares required to be redeemed are able to be redeemed, then the Series B Preferred Shares to be redeemed shall be allocated ratably to the holders of the Series B Preferred Shares in proportion to the total number of Series B Preferred Shares held by each such holder of Series B Preferred Shares, and then the remaining Series B Preferred Shares to be redeemed shall be carried forward and redeemed as soon as the Company has legally available funds to do so, (iii) once all of the Series B Preferred Shares required to be redeemed have been redeemed, then the Series A-2 Preferred Shares shall be redeemed, (iv) if not all of Series A-2 Preferred Shares required to be redeemed are able to be redeemed, then the Series A-2 Preferred Shares to be redeemed shall be allocated ratably to the holders of the Series A-2 Preferred Shares in proportion to the total number of Series A-2 Preferred Shares held by each such holder of Series A-2 Preferred Shares, and then the remaining Series A-2 Preferred Shares to be redeemed shall be carried forward and redeemed as soon as the Company has legally available funds to do so, and (v) once all of the Series A-2 Preferred Shares required to be redeemed have been redeemed, then the Series A-1 Preferred Shares shall be redeemed. No other securities of the Company shall be redeemed unless and until the Company shall have redeemed all of the Preferred Shares requested to be redeemed and shall have paid all the applicable Redemption Price for such Preferred Shares requested to be redeemed payable.

As of December 31, 2014, there were 12,202,988 Series A-1 Preferred Shares, 122,029,877 Series A-2 Preferred Shares and 30,507,471 Series B Preferred Shares outstanding.

The Group assesses the probability of redemption and accrues proper accretion over the period from the date of issuance to the earliest redemption date of the Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares using the effective interest rate method. The Group recognized $17,580,271, $37,641,848 and $40,814,509 as accretion for Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares for the years ended December 31, 2012, 2013 and 2014, respectively.

The changes in Preferred Shares balance for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Total
Balance as of January 1, 2012	$5,534,489	$53,848,014	$—	$59,382,503
Issuances of preferred shares	—	—	12,468,847	12,468,847
Beneficial conversion feature	1,711,644	41,522,406	—	43,234,050
Accretion for the Preferred Shares	289,069	15,747,313	1,543,889	17,580,271
Balance as of December 31, 2012	$4,111,914	$28,072,921	$14,012,736	$46,197,571
Accretion for the Preferred Shares	1,199,007	34,336,421	2,106,420	37,641,848
Balance as of December 31, 2013	$5,310,921	$62,409,342	$16,119,156	$83,839,419
Accretion for the Preferred Shares	1,445,125	36,947,001	2,422,383	40,814,509
Balance as of December 31, 2014	$6,756,046	$99,356,343	$18,541,539	$124,653,928

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

13. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2013 and 2014.

Measured at fair value on a non-recurring basis

The Group measured share options granted to employees and directors and executives using various valuation methods. These share options are considered Level 3 fair value measurement because the Company used unobservable inputs, reflecting the Company’s assessment of the assumptions that market participants would use in valuing these share options.

The Group measured the intangible assets at fair value on a nonrecurring basis as results of the impairment loss of $2,034,791 recognized in 2013, as set out in Note 6. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primary includes the discount rate of 25% which is the weighted average cost of capital and expected revenue growth rates ranging from 3% to 6%.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate. No impairment loss was recognized for the years ended December 31, 2012, 2013 and 2014.

14. SHARE-BASED COMPENSATION

Options to employees

On February 1, 2011, the board of directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards. The maximum number of ordinary shares that is authorized under 2011 Plan was 30,000,000 ordinary shares.

On January  1, 2012, the Company  repurchased and cancelled  2,000,000 ordinary  shares  from Xu for total  consideration of $1 to increase  the share  options  pool number  for its incentive  share  plan. The par value of 2,000,000 ordinary shares is $20, and the excess of $19 is recorded in additional paid in capital. The Board of Directors authorized the issuance of up to 42,000,000 ordinary shares under the new share incentive plan.

On October 1, 2012, the Company repurchased and cancelled 8,000,000 ordinary shares for $1 consideration to increase the share options pool number for its incentive share plan. The par value of 8,000,000 ordinary shares was $80, and the excess of $79 was recorded in additional paid in capital. The fair value of 8,000,000 ordinary shares was $475,200. The Board of Directors authorized the issuance of up to 50,000,000 ordinary shares under the new share incentive plan.

Under the share incentive plan the Group granted 11,929,466 share options to employees during 2012 with amount of 3,116,150 shares, 661,100 shares and 8,152,216 shares on January 1, 2012, July 1, 2012 and October 1, 2012, respectively. On March 15, 2013, the Company granted 1,128,590 and 100,000 shares option to the employees and managements with exercise price of $0.2 and $0.2 per share, respectively. On April 18, 2014, the Company granted 9,341,500 and 2,104,000 option shares to the employees and managements with exercise price of $0.01 and $0.01 per share, respectively. The estimated fair value of the share options on the date of grant was evaluated using binomial model. The number of options granted, exercise price, estimated fair value of options and the forfeiture rate of options granted to its employees are summarized as follows:

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

14. SHARE-BASED COMPENSATION (Continued)

Grant date	Number of options	Exercise price at grant date	Estimated fair value at grant date	Forfeiture rate
2012/01/01	564,000	0.00001	0.0896	25.0%
	583,550	0.2	0.0254	40.0%
	1,968,600	0.00001	0.0896	40.0%
Subtotal	3,116,150
2012/07/01	661,100	0.2	0.0137	40.0%
2012/10/01	400,000	0.00001	0.0594	0.0%
	344,000	0.00001	0.0594	25.0%
	7,233,216	0.00001	0.0594	40.0%
	175,000	0.2	0.0133	40.0%
Subtotal	8,152,216
2013/03/15	100,000	0.2	0.0145	25.0%
	1,128,590	0.2	0.0133	40.0%
Subtotal	1,228,590
2014/04/18	2,104,000	0.01	0.0495	9.0%
	9,341,500	0.01	0.0493	40.0%
Subtotal	11,445,500

On March 22, 2012, the Board of Directors approved the adjustment of the exercise price of all options with the original exercise price greater than $0.2 per option granted before March 2012 to $0.2 per option. The fair value of the options on the modification date was calculated using the binominal model. The incremental compensation cost of the re-priced options was $389,269, of which $100,917, $121,101 and $121,101 recognized as share based compensation for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group recognized compensation cost on the share options to employees on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and are exercisable up to 5 years from the date of grant. The options granted on April 18, 2014 vest on the first anniversary of the date of grant.

The share-based compensation of $1,939,326, $909,904 and $1,571,935 were charged to operating expenses and cost of revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

The fair value of the options granted was estimated on the date of grant with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

	January 1, 2012	July 1, 2012	October 1, 2012	March 15, 2013	April 18, 2014
Expected volatility(1)	53%	64%	64%	65%	58%
Risk-free interest rate(2)	1.8%	1.7%	1.7%	0.90%	1.8%
Expected dividend yield(3)	Nil	Nil	Nil	nil	nil
Exercise price(4)	$0.00001 or $0.2	$0.2	$0.00001 or $0.2	$0.2	$0.01
Fair value of the underlying ordinary shares(5)	$0.1078	$0.0600	$0.0594	$0.0611	$0.0590

(1) Volatility

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

14. SHARE-BASED COMPENSATION (Continued)

The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the options.

(2)        Risk-free rate

Risk free rate is estimated based on yield to maturity of PRC international government bonds with maturity term close to the life of the options.

(3)        Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the life of the options.

(4)        Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(5)        Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective valuation dates was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation dates was determined with the assistance of an independent third-party appraiser.

The following table summarizes information regarding options granted:

Options	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as of January 1, 2014	34,681,354	$0.13	$0.13	2.88	$1,270,279
Granted	11,445,500	$0.01	$0.05	—	—
Forfeited and expired	(6,877,832)	$0.09	$0.12	—	—
Outstanding as of December 31, 2014	39,249,022	$0.07	$0.11	2.51	$3,512,311
Exercisable as of December 31, 2014	12,680,376	$0.12	$0.17	1.81	$76,481

As of December 31, 2014, there was $ 686,071 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the 2011 Plan, which is expected to be recognized over a weighted-average period of 0.51 years.

Ordinary shares to directors and executives

On June 29, 2014, Maodong transferred his 30,372,540 ordinary shares of the Company to certain directors and executives for nil consideration. The ordinary shares were transferred for the purpose of attracting and maintaining these directors and executives without service or performance conditions. All the ordinary shares transferred immediately vested and the estimated fair value per ordinary share was $0.138 on June 29, 2014. The share-based compensation of $4,190,449 was charged to operating expenses for the year ended December 31, 2014.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

15. NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	Years ended December 31,
	2012	2013	2014
Numerator:
Net loss attributable to Wowo Limited	$(39,010,476)	$(32,172,344)	$(43,856,347)
Accretion for Series A-1 Preferred Shares	(289,069)	(1,199,007)	(1,445,125)
Accretion for Series A-2 Preferred Shares	(15,747,313)	(34,336,421)	(36,947,001)
Accretion for Series B Preferred Shares	(1,543,889)	(2,106,420)	(2,422,383)
Net loss attributable to ordinary shareholders for computing basic net loss per ordinary shares	(56,590,747)	(69,814,192)	(84,670,856)
Accretion for Series A-1 Preferred Shares	289,069	1,199,007	1,445,125
Net income attributable to Series A-1 Preferred Shareholders for computing basic net income per Series A-1 Preferred Shares	289,069	1,199,007	1,445,125
Accretion for Series A-2 Preferred Shares	15,747,313	34,336,421	36,947,001
Net income attributable to Series A-2 Preferred Shareholders for computing basic net income per Series A-2 Preferred Shares	15,747,313	34,336,421	36,947,001
Accretion for Series B Preferred Shares	1,543,889	2,106,420	2,422,383
Net income attributable to Series B Preferred Shareholders for computing basic net income per Series B Preferred Shares	1,543,889	2,106,420	2,422,383
Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary shares	310,188,010	303,886,640	303,886,640
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary shares	310,188,010	303,886,640	303,886,640
Weighted average shares outstanding used in computing basic net income per Series A-1 Preferred Shares	11,151,244	12,202,988	12,202,988
Weighted average shares outstanding used in computing basic net income per Series A-2 Preferred Shares	110,937,536	122,029,877	122,029,877
Weighted average shares outstanding used in computing basic net income per Series B Preferred Shares	25,659,708	30,507,471	30,507,471
Net loss per ordinary shares
Basic	$(0.18)	$(0.23)	$(0.28)
Diluted	$(0.18)	$(0.23)	$(0.28)
Net income per Series A-1 Preferred Shares—Basic	$0.03	$0.10	$0.12
Net income per Series A-2 Preferred Shares—Basic	$0.14	$0.28	$0.30
Net income per Series B Preferred Shares—Basic	$0.06	$0.07	$0.08

Series A-1, Series A-2 and Series B Preferred Shares were excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2012, 2013 and 2014 because their effects were anti-dilutive.

For the years ended December 31, 2012, 2013 and 2014, 44,996,160, 34,681,354 and 39,249,022 ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive, respectively.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

16. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Beijing Weiwang Tonglian Media Technology Co., Ltd. (“Lmobile Media”) (i)	Controlled by Maodong
Maodong	Shareholder
Beijing Wowo Shiji Information Technology Co., Ltd. (“Beijing Wowo Shiji”)	Controlled by top management of the Company
Rizhao Yinxingshu Equity Investment Fund, L.P (“Yinxingshu”) (ii)	Controlled by Maodong
Beijing Shiletao Ecommerce Co., Ltd (“Shiletao”) (iii)	Controlled by Maodong
Dallsfield Ltd.	Controlled by Maodong

(i) Previously known as Beijing Baifen Tonglian Media Technology Co., Ltd. and the name change permit granted by governmental authority in May 2014.

(ii) Previously known as Rizhao Yinxingshu Business Information Consulting Center and the name change permit granted by governmental authority in May 2014.

(iii) On March 26, 2014, Maodong contributed RMB9 million as registered capital of Shiletao and held 90% equity interests immediately after the transaction. Following the capital contribution by Maodong, Madong became the common shareholder of the Group and Shiletao. Shiletao became a related party of the Group. The amount due to Shiletao was reclassified as amount due to related parties since March 26, 2014.

(a) As of December 31, 2013 and 2014 the following balances were due from/to the related parties:

	December 31,		December 31,
	2013		2014
Amount due from Wowo Shiji (i)	$3,799	(i)	$—
Total	$3,799		$—

(i)    The amount represents payments of operating expenses and purchasing software on behalf of Beijing Wowo Shiji.

	December 31,	December 31,
	2013	2014
Amount due to Yinxingshu (iii)	$12,058,724	$32,717,713
Amount due to Maodong (iii)	13,528,897	28,027,637
Amount due to Shiletao (iii)	—	969,927
Amount due to Dallsfield (iii)	—	250,000
Amount due to Lmobile Media (ii)	666,712	403,585
Total	$26,254,333	$62,368,862

(ii) The amount represents short messaging service (‘‘SMS’’) distribution platform fee, which has not been paid to Lmobile Media.

(iii) The amount represents the funds provided by Maodong, to support the working capital for the Group’s daily operations. The funds provided by Maodong are interest-free with maturity of 90 days and are repayable on demand once the loans fall due. As of December 31, 2014, out of $61,965,277 total loan amount $51,650,333 had become overdue and the remaining balance $10,314,944 was due within 90 days. On September 19, 2014, the Company and Maodong agreed to convert all indebtedness owed to Maodong into ordinary shares at the IPO price subject to the completion of the IPO. As the IPO was completed in April 2015, the loan was recorded as non-current liability in the consolidated balance sheet as of December 31, 2014.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

All the amounts due from/to related parties are unsecured and non-interest bearing.

16. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b) The SMS distribution platform fee incurred to Lmobile Media were $547,177, $588,190 and $574,087 for the years ended December 31, 2012, 2013 and 2014, respectively.

17. COMMITMENTS AND CONTINGENCIES

Operating lease

The Group leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were$2,825,412, $2,132,612 and $2,292,414, respectively.

The future aggregate minimum lease payments under non-cancelable operating lease agreements were as follows:

Years ending December 31:
2015	$1,354,379
2016	431,643
2017	7,263
2018	—
2019	—
Total	$1,793,285

Withholding tax obligation

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction with the corporation as the withholding agent. The Group has purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require the Group who is withholding agent to pay the taxes for the sellers firstly. Based on the information currently available, the Group was unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest.

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $11,896,735, $10,401,282 and $ 9,331,192 for the years ended December 31, 2012, 2013 and 2014, respectively, reported as a component of operating expenses when incurred.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

19. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2013 and 2014, none of the Group’s PRC subsidiaries and VIEs has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries and VIEs was nil, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entities.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution were $26,868,317 and $26,017,742 as of December 31, 2013 and 2014, respectively, including $5,175,446 and $4,324,871 of net restricted assets recorded under VIEs in the Group.

20. SEGMENT INFORMATION

The Group is mainly engaged in online group buying services and storefront services throughout the PRC.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from sale commission of online coupons and storefront fees. But the Group does not have discrete financial information of costs and expenses between various services in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, the Group has one operating segment.

The table below is only presented at the revenue level with no allocations of direct or indirect cost and expenses. The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.Components of net revenue are presented in the following table:

	Years ended December 31,
	2012	2013	2014
Sales commission of online coupons	$25,005,546	$26,296,454	$18,019,098
Storefront fees	2,809,853	9,956,855	12,054,354
Total	$27,815,399	$36,253,309	$30,073,452

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share and share related data)

21. SUBSEQUENT EVENTS

On April 8, 2015, the Company completed its IPO in NASDAQ by offering 4 million ADSs, representing 72 million ordinary shares, and received net proceeds of $35.2 million. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million of ordinary shares to the underwriter for exercising the over-allotment option at price of $10 per ADS and received net proceeds of $2.1 million.

On September 19, 2014, the Company and Maodong agreed to convert all indebtedness owed to Maodong into ordinary shares at the IPO price subject to the completion of the IPO. As the IPO was completed in April 2015, the indebtedness owed to Maodong amounting to $69.4 million as of April 7, 2015 has been converted into ordinary shares at the IPO price of $10 per ADS. In addition, all of the issued and outstanding Series A-1, Series A-2, and Series B convertible redeemable preferred shares have been automatically converted into ordinary shares at the conversion rate of one for one immediately upon the completion of the offering.

WOWO LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(In U.S. dollars, except share and share related data)

	December 31, 2013	December 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$8,758	$1,317
Amounts due from subsidiaries	49,759,350	49,643,020
Prepaid expenses and other current assets	2	227,110
TOTAL CURRENT ASSETS	49,768,110	49,871,447
TOTAL ASSETS	49,768,110	49,871,447

LIABILITIES
Current liabilities:
Amounts due to subsidiaries	553,479	536,616
Liabilities in subsidiaries	122,263,921	158,250,301
Amounts due to related parties	—	250,000
TOTAL LIABILITIES	122,817,400	159,036,917

MEZZANINE EQUITY
Series A-1 convertible redeemable preferred shares ($0.00001 par value; total 20,000,000 preferred shares authorized, 12,202,988 and 12,202,988 shares issued and outstanding, liquidation value $10,055,909 and $10,055,909 as of December 31, 2013 and 2014, respectively)	5,310,921	6,756,046
Series A-2 convertible redeemable preferred shares ($0.00001 par value; total 122,029,877 preferred shares authorized, 122,029,877 and 122,029,877 shares issued and outstanding, liquidation value $100,559,091 and $100,559,091 as of December 31, 2013 and 2014, respectively)	62,409,342	99,356,343
Series B convertible redeemable preferred shares ($0.00001 par value; total 30,507,471 preferred shares authorized, 30,507,471 and 30,507,471 shares issued and outstanding, liquidation value $25,139,774 and $25,139,774 as of December 31, 2013 and 2014, respectively)	16,119,156	18,541,539
TOTAL MEZZANINE EQUITY	83,839,419	124,653,928

DEFICIT:
Ordinary shares ($0.00001 par value; 1,827,462,652 shares authorized, 303,886,640 and 303,886,640 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	3,039	3,039
Subscription receivable	(3,000)	—
Additional paid-in capital	7,029,716	—
Accumulated deficit	(161,205,591)	(233,140,944)
Accumulated other comprehensive loss	(2,712,873)	(681,493)
TOTAL DEFICIT	(156,888,709)	(233,819,398)

TOTAL LIABILITIES, MEZZANINE EQUITY AND DEFICIT	$49,768,110	$49,871,447

WOWO LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Operating expense:
Selling, general and administrative	$1,952,419	$937,667	$5,457,832
Marketing	108,913	45,327	437,356
Total operating expenses	2,061,331	982,994	5,895,188
Equity in loss of subsidiaries	(36,949,365)	(31,189,351)	(37,961,163)
Interest income	221	1	4
Net loss	$(39,010,476)	$(32,172,344)	$(43,856,347)

WOWO LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Net loss	$(39,010,476)	$(32,172,344)	$(43,856,347)
Other comprehensive loss (income), net of tax of nil:
Change in cumulative foreign currency translation adjustment	(478,896)	(1,390,936)	2,031,380
Comprehensive loss attributable to Parent Company	$(39,489,372)	$(33,563,280)	$(41,824,967)

WOWO LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN DEFICIT

(In U.S. dollars, except share and share related data)

	Ordinary shares		Additional	Subscription	Accumulated	Accumulated other comprehensive	Total
	Shares	Amount	paid-in capital	receivable	deficit	Loss	Deficit
Balance as of January 1, 2012	313,886,640	$3,139	$16,321,667	$(3,000)	$(90,022,771)	$(843,041)	$(74,544,006)
Repurchase of ordinary shares	(10,000,000)	(100)	98	—	—	—	(2)
Beneficial conversion feature on Series A-1 and Series A-2 convertible redeemable preferred shares	—	—	43,234,050	—	—	—	43,234,050
Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(17,580,271)	—	—	—	(17,580,271)
Net loss	—	—	—	—	(39,010,476)	—	(39,010,476)
Share-based compensation	—	—	1,939,326	—	—	—	1,939,326
Disposal of VIE	—	—	(153,210)	—	—	—	(153,210)
Other comprehensive loss	—	—	—	—	—	(478,896)	(478,896)
Balance as of December 31, 2013	303,886,640	$3,039	$43,761,660	$(3,000)	$(129,033,247)	$(1,321,937)	$(86,593,485)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(37,641,848)	—	—	—	(37,641,848)
Net loss	—	—	—	—	(32,172,344)	—	(32,172,344)
Share-based compensation	—	—	909,904	—	—	—	909,904
Other comprehensive loss	—	—	—	—	—	(1,390,936)	(1,390,936)
Balance as of December 31, 2013	303,886,640	$3,039	$7,029,716	$(3,000)	$(161,205,591)	$(2,712,873)	$(156,888,709)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(12,735,503)	—	(28,079,006)	—	(40,814,509)
Net loss	—	—	—	—	(43,856,347)	—	(43,856,347)
Share-based compensation	—	—	5,762,384	—	—	—	5,762,384
Subscription received	—	—	—	3,000	—	—	3,000
Partial disposal of a VIE	—	—	(56,597)	—	—	—	(56,597)
Other comprehensive income	—	—	—	—	—	2,031,380	2,031,380
Balance as of December 31, 2014	303,886,640	$3,039	$—	$—	$(233,140,944)	$(681,493)	$(233,819,398)

WOWO LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FOLWS

(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net loss	$(39,010,476)	$(32,172,344)	$(43,856,347)
Equity in loss of subsidiaries	36,949,365	31,189,351	37,961,163
Share-based compensation	1,939,326	909,904	5,762,384
Changes in working capital accounts:
Other current assets	—	(2)	(227,108)
Other current liabilities	105,849	(105,849)	—
Amount due to subsidiaries	77,727	62,983	(16,863)
Amount due from subsidiaries	(6,642,384)	(116,966)	116,330
Net cash used in operating activities	(6,580,593)	(232,923)	(260,441)
Cash flows from investing activities:
Liabilities in subsidiaries	(5,552,974)	(53,134)	—
Net cash used in investing activities	(5,552,974)	(53,134)	—
Cash flows from financing activities:
Proceeds from exercises of options	(93,601)	53,136	—
Amounts due from related party	(240,000)	240,000	—
Amounts due to related party	—	—	250,000
Proceeds from issuance of Series B convertible redeemable preferred shares	12,500,000	—	—
Issuance cost	(31,153)	—	—
Subscription received	—	—	3,000
Net cash provided by financing activities	12,135,246	293,136	253,000
Net increase (decrease) in cash	1,679	7,079	(7,441)
Cash and cash equivalents, beginning of the year	—	1,679	8,758
Cash and cash equivalents, end of the year	$1,679	$8,758	$1,317

WOWO LIMITED

NOTES TO ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

 (In U.S. dollars)

Notes:

1.                 BASIS FOR PREPARATION

The condensed financial information of the parent company, Wowo Limited, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries and its variable interest entities (“VIEs”).

2.                 LIABILITIES IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company, its subsidiaries, its VIEs and VIEs’ subsidiaries are included in the consolidated financial statements where the intercompany balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its liabilities in subsidiaries, VIEs and VIEs’ subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries, VIEs and VIEs’ subsidiaries is reported as loss from subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying condensed financial information of parent company.

3.                 INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.

4.                 CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Company assesses the probability of redemption and accrues proper accretion over the period from the date of issuance to the earliest redemption date of the Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares using the effective interest rate method. The Company recognized $17,580,271, $37,641,848 and $40,814,509 as accretion for Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares for the years ended December 31, 2012, 2013 and 2014, respectively.

The changes in the balance of Preferred Shares included in the mezzanine equity for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Total
Balance as of January 1, 2012	$5,534,489	$53,848,014	$—	$59,382,503
Issuances of preferred shares	—	—	12,468,847	12,468,847
Beneficial conversion feature	1,711,644	41,522,406	—	43,234,050
Accretion for the Preferred Shares	289,069	15,747,313	1,543,889	17,580,271
Balance as of December 31, 2012	$4,111,914	$28,072,921	$14,012,736	$46,197,571
Accretion for the Preferred Shares	1,199,007	34,336,421	2,106,420	37,641,848
Balance as of December 31, 2013	$5,310,921	$62,409,342	$16,119,156	$83,839,419
Accretion for the Preferred Shares	1,445,125	36,947,001	2,422,383	40,814,509
Balance as of December 31, 2014	$6,756,046	$99,356,343	$18,541,539	$124,653,928