Form 20-F/A
period 2014-12-31
Wowo Ltd
filed 2015-05-29
CIK 1527762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No.1)

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

Date of event requiring this shell company report December 31, 2014

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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

EXPLANATORY NOTE

PART III

This Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended December 31, 2014, or the 2014 Annual Report, which was originally filed with the Securities and Exchange Commission on May 15, 2015, is being filed solely for purposes of filing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

This Amendment No. 1 speaks as of the filing date of the 2014 Annual Report on May 15, 2015. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Annual Report, or reflect any event that has occurred after the 2014 Annual Report was originally filed.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

WOWO LIMITED

By:	/s/ Frank Zhigang Zhao
Frank Zhigang Zhao
Chief Financial Officer

Date: May 29, 2015