Form 20-F
period 2015-12-31
Wowo Ltd
filed 2016-04-29
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

10th Floor, No. 777 Jiamusi Road Yangpu District, Shanghai People’s Republic of China +86 21 2525-9999
(Address of principal executive offices)

Frank Zhigang Zhao Chief Financial Officer Wowo Limited 10th Floor, No. 777 Jiamusi Road Yangpu District, Shanghai People’s Republic of China Phone: +86 21 2525-9999 Fax: +86 21 2525-9953
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American Depositary Shares, each representing 18 ordinary shares, par value US$0.00001 per share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,444,711,838 Ordinary Shares (excluding 31,496,832 ordinary shares in the form of ADS that are reserved for issuance upon the exercise of outstanding options)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes    ☐ No

 i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“we”, “us”, “our company”, or “our” refers to Wowo Limited, its subsidiaries and its consolidated affiliated entities;

•	“ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•	“ADS” refers to our American depositary shares, each of which represents 18 ordinary shares;

•	“Our VIE” refers to Shanghai Zhongmin Supply Chain Management Co. Ltd. and its subsidiaries, which we consolidate as variable interest entities;

•	“Our WFOE” refers to Shanghai Zhongming Supply Chain Management Co. Ltd., our subsidiary in China that is a wholly foreign-owned enterprise and has entered into contractual arrangements that give it effective control over Our VIE;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.4778 to $1.00, the noon buying rate on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

FORWARD-LOOKING STATEMENTS

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;

•	our plans to enhance supplier and customer experience, upgrade our infrastructure and increase our service offerings;

•	our expectations regarding demand for and market acceptance of our services;

•	competition in our industry in China; and

•	fluctuations in general economic and business conditions in China.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry might not grow at the rate projected by market data, or at all. Failure of our industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results could differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following summary consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015, and summary consolidated balance sheet data as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of operations data for the years ended December 31, 2011 and 2012, and consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our consolidated financial statements not included in this annual report, which have been restated due to the divestment of the discontinued operations in the year of 2015. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and ‘‘Item 5. Operating and Financial Review and Prospects’’ included elsewhere in this annual report.

Selected Consolidated Financial Data

	Year ended December 31,
	2011 (Note)	2012 (Note)	2013 (Note)	2014 (Note)	2015
	(US$ in thousands, except share and share related data)
Summary consolidated statements of operations data:
Revenues	—	—	—	—	11,477
Cost of revenues	—	—	—	—	(13,220)
Gross loss	—	—	—	—	(1,743)
Operating expenses:
Selling and Marketing	—	—	—	—	(5,360)
General and administrative	—	(122)	(73)	(4,323)	(12,911)
Impairment of goodwill	—	—	—	—	(85,935)
Total operating expenses	—	(122)	(73)	(4,323)	(104,206)
Loss from operations	—	(122)	(73)	(4,323)	(105,949)
Interest income	—	—	—	—	7
Other income, net	—	—	—	—	46
Loss before provision for income taxes	—	(122)	(73)	(4,323)	(105,896)
Provision for income tax benefits	—	—	—	—	1,250
Loss from continuing operations	—	(122)	(73)	(4,323)	(104,646)

Discontinued operations:
Net (Loss)/income from discontinued operations	(90,449)	(38,957)	(32,180)	(39,546)	11,076
Provision for income tax benefits	60	69	81	—	—
Net (Loss)/income from discontinued operations, net of tax	(90,389)	(38,888)	(32,099)	(39,546)	11,076

Net Loss	(90,389)	(39,010)	(32,172)	(43,869)	(93,570)
Less: Net loss attributable to noncontrolling interests	(422)	—	—	(13)	—
Net Loss attributable to Wowo Limited	(89,967)	(39,010)	(32,172)	(43,856)	(93,570)

Deemed dividend on Series A-1 preferred shares	553	289	1,199	1,445	442
Deemed dividend on Series A-2 preferred shares	4,040	15,748	34,336	36,947	1,203
Deemed dividend on Series B preferred shares	N/A	1,544	2,106	2,422	720
Net (income)/loss attributable to holders of ordinary shares of Wowo Limited	(94,560)	(56,591)	(69,813)	(84,670)	(95,935)
Net loss per share:
Basic-ordinary share	(0.30)	(0.18)	(0.23)	(0.28)	(0.09)
Diluted-ordinary share	(0.30)	(0.18)	(0.23)	(0.28)	(0.09)
Net loss per share from continuing operations
Basic-ordinary share	(0.00)	(0.00)	(0.00)	(0.03)	(0.10)
Diluted-ordinary share	(0.00)	(0.00)	(0.00)	(0.03)	(0.10)
Net (loss)/income per share from discontinued operations
Basic-ordinary share	(0.30)	(0.18)	(0.23)	(0.25)	0.01
Diluted-ordinary share	(0.30)	(0.18)	(0.23)	(0.25)	0.01

Basic-Series A-1 convertible preferred share	0.13	0.03	0.10	0.12	0.14
Basic-Series A-2 convertible preferred share	0.14	0.14	0.28	0.30	0.04
Basic-Series B convertible preferred share	N/A	0.06	0.07	0.08	0.09
Weighted average shares used in calculating net loss per share
Basic-ordinary share
Continuing operations	319,927,791	310,188,010	303,886,640	303,886,640	1,001,754,524
Discontinued operations	319,927,791	310,188,010	303,886,640	303,886,640	1,001,754,524
Diluted-ordinary share
Continuing operations	319,927,791	310,188,010	303,886,640	303,886,640	1,001,754,524
Discontinued operations	319,927,791	310,188,010	303,886,640	303,886,640	1,043,473,265
Basic-Series A-1 convertible preferred share	4,105,923	11,151,244	12,202,988	12,202,988	3,242,986
Basic-Series A-2 convertible preferred share	28,930,139	110,937,536	122,029,877	122,029,877	32,429,858
Basic-Series B convertible preferred share	N/A	25,659,708	30,507,471	30,507,471	8,107,465

Note:	Due to the divestment of our group buying business in 2015, the results of operations from the group buying business is reclassified as discontinued operations and the consolidated statements of operations for the year ended December 31, 2011, 2012, 2013 and 2014 have been restated to reflect such reclassification.

	As of December 31,
	2011	2012	2013	2014	2015
	(US$ in thousands, except share and share related data)
Summary consolidated balance sheet data:
Total current assets	20,843	11,753	11,640	10,306	41,083
Total assets	38,323	26,991	23,375	20,343	342,774
Total current liabilities	53,324	67,297	96,425	67,500	24,950
Total liabilities	53,484	67,387	96,425	129,466	38,093
Total (deficit)/equity	(74,544)	(86,594)	(156,889)	(233,776)	304,681
Total liabilities, mezzanine equity and deficit	38,323	26,991	23,375	20,343	342,774

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate published by the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.4778 to US$1.00, the certified exchange rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB 6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Board.

	Noon Buying Rate
	Period End	Average(1)	Low	High
Period
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1701	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Risks Relating to Our Business and Industry

We have a limited operating history and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We disposed of our group buying services in September 2015. Our current business of providing integrated B2B services to food service suppliers and customers only started in late 2014, and we have only owned it since June 2015. The limited history of our current operations makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. We cannot assure you that our current business of providing integrated B2B services to food service suppliers and customers will grow as rapidly as we expect or achieve the critical mass needed for long-term success. Our business model of building a fair business ecosystem for medium and small food service businesses in China and cultivating the traditional offline food service businesses using internet tools is still a new business model in China. Given our limited history, it is difficult to predict if our growth will be sustainable in the future, and the market might evolve in ways that are difficult to anticipate. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

•	a new and relatively unproven business model;

•	our ability to anticipate and adapt to a developing market and industry;

•	our need to achieve greater brand recognition;

•	our ability to attract sufficient suppliers and customers in the food services industry and generate sufficient net sales or cash flow;

•	market acceptance of our business model;

•	difficulties in managing rapid growth in personnel and operations;

•	high expenditures associated with our geographic expansion, brand promotion and marketing activities; and

•	our ability to compete in the market.

Currently we are selling the products in our direct sales business at zero margin, and we are not charging any commission or service fees for third-party sellers to use our platform. There is no assurance that we can keep the expansion of our B2B business at the current pace after we start to charge margins and service fees, and our ability to leverage our scale of business to have our platform users to continue using our services with margins and service charges is uncertain.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Failure to address any of the risks described above could have adverse effect on our business, financial condition and results of operations.

We have a history of losses, have spent substantial amounts in operating expenses and could require additional funding in the future.

Our operations have consumed substantial amounts of cash since our inception. Our current food-industry B2B service incurred net loss in the amount of US$104.6 million since we acquired it in June 2015, primarily due to an impairment of goodwill of US$85.9 million and because we have not been charging service fees or margins for transactions on our platform as part of our strategy to achieve scale of business. In addition, our total current assets are only slightly larger than our current liabilities as of December 31, 2015. We have incurred net losses and experienced negative cash flow from operating activities since our inception. As we continue to expand and develop, we expect to continue to incur losses in the near future.

We expect to continue to spend additional amounts in operating expenses in line with our projected growth. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the underwriters’ exercise of the over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Additionally we received US$15.0 million in a private placement transaction with our co-chairperson Mr. Maodong Xu in September 2015. We believe that our current cash and cash equivalents and anticipated cash flow from operations, together with commitments by Ms. Xiaoxia Zhu and Ms. Huimin Wang to provide the necessary financial support, will be sufficient to meet our anticipated cash needs until December 31, 2017. However, we may require additional cash due to changing business conditions or other future developments, including any investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

We may need to recognize significant goodwill impairment losses in connection with past and future acquisitions, which may have a material and adverse effect of our financial results.

We acquired Join Me Group (HK) Investment Company Limited, or JMU, in June 2015 to establish our food-industry B2B services. We may acquire other companies that are complementary to our business in the future. We record goodwill if the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liability assumed. We are required to test goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350, “Intangibles – Goodwill and Other.” The carrying amount of goodwill amounted to approximately US$250.7 million as of December 31, 2015 after the annual impairment test, and the impairment loss of $85.9 million was recognized for the year ended December 31, 2015. If the carrying amount of goodwill in connection with past or future acquisitions is determined to be further impaired, we will be required to recognize additional goodwill impairment losses and our financial results will be adversely and materially affected..

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our current food-industry B2B service has grown substantially since its inception, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our regional supply chain subsidiaries and technology platform, increase our product offerings and hire more employees. In 2015, we recruited additional employees in connection with the growth of our B2B business and additional research and development personnel in connection with the expansion of our technology platform, and we will continue to invest significant resources in training, managing and motivating our workforce. In addition, as we increase our product offerings, we will need to work with a large number of new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resources systems, procedures and controls. All these efforts will require significant managerial and financial resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to attract suppliers and third-party sellers that can offer high quality products at competitive prices, source products to respond to customer demands, maintain the quality of products and services provided on our platform, and provide timely and reliable delivery, flexible payment options and superior after-sales service.

We rely completely on third party couriers to deliver products. Interruptions or failures in their delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If products purchased by customers at our platform are not delivered on time or are delivered in a damaged state, customers may refuse to accept products and have less confidence in our services. Furthermore, employees of contracted third-party couriers act on our behalf and interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver products to our customers and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our customers may negatively impact the purchase experience of our customers, damage our reputation and cause us to lose customers.

Our customer service center in Shanghai provides real-time assistance to our customers during working hours. It had 41 customer service representatives as of December 31, 2015. We plan to continue to increase headcount at our customer service center, and there is no assurance that we will be able to provide sufficient training to new employees to meet our standards of customer service. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

Any harm to our JMU brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our JMU brand among our customers, suppliers and third-party sellers has contributed to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	provide a compelling online purchase experience to customers;

•	maintain the popularity, attractiveness, diversity, quality and authenticity of the products that we or third-party sellers offer;

•	maintain the efficiency, reliability and quality of the delivery services;

•	maintain or improve customers’ satisfaction with our after-sale services;

•	increase brand awareness through marketing and brand promotion activities; and

•	preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other e-commerce businesses in China.

A public perception that low-quality or defective goods are sold on our platform or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Our website makes recommendations to customers based on our understanding of the market as well as popular products on our platform, and we also send product recommendations regularly to our customers through various means, such as emails, social network media and hardcopy catalogues. Our customers choose to purchase products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by offline suppliers. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The e-commerce industry in China is intensely competitive. We compete for customers, orders, suppliers and third-party sellers. Our current or potential competitors include Alibaba, JD.com and Meicai. See “Item 4. Information on the Company—B. Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the e-commerce industry and new competitive business models may appear.

Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current or future competitors have or may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website, mobile application and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Although our inventory was relatively small as of December 31, 2015, our business model may require us increase our inventory as our business expands and we will need to manage our inventory effectively. We depend on our understanding of the food service industry as well as demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles, pricing, product defects, changes in customer spending patterns, and other factors, and our customers may not order products in the quantities that we expect. Customers are extremely strict about the expiration date of food products, and poor inventory management might lead to products expiring and becoming unacceptable in the market. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Our quality control might not always be sufficient to review the goods and services our suppliers offer to the customers, which could result in the need for refunds or replacements and could affect our profits and brand.

We create, promote and help operate online storefronts in our JMU Mall in collaboration with our suppliers in our direct sales business. Once the customers purchase the goods from our website, we rely on our suppliers to provide such goods to the customers. Any customer dissatisfaction resulting from poor quality of goods provided by our suppliers could have an adverse effect on our reputation or revenue. Our business depends on our ability to ensure that high quality goods are provided to customers on a consistent basis. This has placed, and will continue to place, substantial demands on our operational, technological and other resources. We cannot assure you that such measures will always be sufficient in discovering and remedying merchandise defects, some of which are out of our control. If customers are not satisfied with the goods and request a large amount of refunds or replacement of goods, it could adversely affect our cash flows, financial conditions and results of operations. In addition, as we expand the types of goods and services for which we offer, the operational cost of quality control will also likely increase, which will have a negative effect on our profits.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of December 31, 2015, we had 1,476,208,670 ordinary shares outstanding, of which 741,422,780 ordinary shares or approximately 50.2% were held by previous shareholders of JMU before our acquisition. Pursuant to a Registration Rights Agreement we entered into with these former JMU shareholders on June 8, 2015, we agreed to provide them with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We had approximately 100 suppliers for our online direct sales business as of December 31, 2015. Our suppliers include food producers, manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into framework agreements with suppliers, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to attract suppliers or third-party sellers that can provide merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

Although to a lesser extent compared to what we incurred in our discontinued B2C business, we have incurred a great amount of expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred US$5.4 million of selling and marketing expenses in 2015. Marketing of food products online to food service customers is new and evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We use third-party couriers to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders to them. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers. Third-party sellers also use their own logistics network or other third-party couriers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

As of December 31, 2015, there were over 4,600 third-party sellers on our online marketplace. We do not exercise control over the storage and delivery of products sold by third-party sellers on our online marketplace. Our third-party sellers use their own or third-party storage facilities and delivery systems to store and deliver their products, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells low quality products on our website, the reputation of our online marketplace and our JMU brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. Most of our sales of products are made online through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet and the e-commerce industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If internet search engines’ ranking methodologies are modified or our search result page rankings declines, our user traffic could decrease.

We depend in part on various internet companies in China, such as Baidu, to direct traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors’ search engine optimization efforts could result in their websites receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our customer growth or in ways that make it harder for customers to find our website, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slow down or decrease, and we could lose existing customers. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of visitors directed to our website could harm our business, financial condition and results of operations.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the e-commerce industry is the secure storage of confidential information and its secure transmission over public networks. All of the orders for products we offer are made through our website and our mobile applications. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our website and use of our mobile applications. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We have experienced breaches of our information security measures in our B2C business in the past, and we cannot assure you that similar events will not occur in our B2B business in the future. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As e-commerce continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers, third-party sellers and third-party service providers like couriers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of e-commerce and other online services generally, which may reduce the number of orders we receive.

We rely on third parties online payment processors, and any disruption to the provision of these services to us could adversely affect our business and results of operations.

We rely on third parties online payment processors to provide payment processing services, including the processing of credit cards and debit cards. Customers can make purchases through all major online payment systems in China, including Alipay and the online banking systems of most commercial banks in China. Each online payment system provide payment processing services to us and we pay service fees pursuant to our agreements with the payment system operators. Typically the term of each of these agreements is one year, and would be automatically renewed for a term of one year unless otherwise requested by payment system operator or us in writing within one month prior to the expiration date. Our business could be disrupted if any of these online payment system operators becomes unwilling or unable to provide payment processing services to us, and we could incur additional cost as we seek alternative payment processing service providers. Moreover, the third-party online payment processors could fail to obtain, maintain or renew their required qualifications, which could result in disruption in their services to us.

For all the online payment transactions, secured transmission of confidential information, such as customers’ bank account numbers, personal information and billing addresses, over public networks is essential to maintain customers’ confidence in us. Our current security measures and those of the third parties online payment processors might not be adequate. We must be prepared to increase and enhance our security measures and efforts so that suppliers, third-party sellers and customers have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and might still not guarantee complete security. In addition, we do not have control over the security measures implemented by our third-party payment processors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

In addition, we may in the future increase the variety of payment methods accepted on our website. As we offer new payment options to customers, we could be subject to additional regulations and compliance requirements. We pay payment processing fees and other fees to third-party payment channels, which would increase over time and raise our operating costs and lower profitability.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Maodong Xu, our co-chairperson, Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, and our other executive officers. The majority of our senior management joined us in the past year. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

In addition, while we formulate the overall business strategy at our headquarters in Shanghai, we also give latitude to our regional supply chain subsidiaries to manage the daily operations in their respective cities. We cannot assure you that communications between the senior management team and the local management teams will always be effective, or the executions at the local levels will always have the results that the senior management team expects.

We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to expand the offerings by our suppliers and third-party sellers, we could be increasingly exposed to various liability claims related to the products provided by our suppliers and third-party sellers. Any liability claims, business disruption, or natural disaster could result in substantial costs and the diversion of resources, which would have an adverse effect on our business and results of operations.

We might not be able to adequately protect our intellectual property rights.

We believe our domain names, trademarks, technology know-how and other intellectual properties enhance our competitive advantages and are important to our success to date and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. But we cannot assure you such steps would be sufficient to prevent the infringement of our intellectual properties. If we fail to adequately protect our intellectual property rights, including our rights in know-how or our trademark, it could have an adverse effect on our operations.

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

We may be subject to product liability claims if people or properties are harmed by the products we sell.

We sell products manufactured by third parties, some of which may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We depend on regulatory approvals and licenses to operate in our existing markets and to gain access to new services.

The internet and telecommunication industries in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. These internet- and telecommunication-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. In accordance with the Regulation on Internet Information Service of the People's Republic of China, Our VIE is required to obtain and maintain the applicable ICP license for value-added Internet services.

Furthermore, our consolidated affiliated entities could be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet industry could subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our consolidated affiliated entity will materially and adversely affect our business, financial condition and results of operations.

During the course of the audit of our consolidated financial statements, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP could be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly as we concluded that our internal control over financial reporting was not effective as of December 31, 2015.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We have limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2015, identified four material weaknesses, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weaknesses identified are related to (i) lack of accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP, (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, (iii) lack of risk assessment process, and (iv) lack of qualified internal control team with sufficient control experience. The first three of these four material weaknesses were also identified as material weaknesses in 2013 and 2014. These identified material weaknesses could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and to prevent or detect material misstatements of the company’s annual or interim financial statements on a timely basis.

Following the identification of these material weaknesses, we have begun taking measures and plan to continue to take measures to remedy them. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”. However, the implementation of these measures might not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Our management concluded that our internal control over financial reporting was not effective as of December 31, 2015. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

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

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service center, and may even require a temporary closure of our facilities. Earthquakes or other similar disasters affecting Beijing, Shanghai, Guangzhou, or any other city where we have major operations in China could materially and adversely affect our operations due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by health epidemics or other natural disasters.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of internet content distribution services. Foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting internet content distribution business or other value-added telecom businesses, except e-commerce business, for which there is no upper limit to the shareholding percentage for foreign investors. Additionally any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2015, as amended, and other applicable laws and regulations. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co., Ltd., or Our WFOE, and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., or Our VIE, and its shareholder. Our VIE has twelve subsidiaries within China as of December 31, 2015. Our contractual arrangements with Our VIE and its shareholder enable us to exercise effective control over it and hence treat it as our consolidated affiliated entity and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company”.

In the opinion of our PRC counsel, Beijing Dentons Law Offices, LLP, our current ownership structure, the ownership structure of Our WFOE and Our VIE, and the contractual arrangements between Our WFOE, Our VIE, and its shareholder are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that might be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, restrict or prohibit us to finance our business and operations in China, shut down our servers or block our website, require us to restructure our operations, impose additional conditions or requirements with which we might not be able to comply, levy fines, confiscate our income or the income of our PRC subsidiary or affiliated PRC entities, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The proposed Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the proposed Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The proposed Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE. Under the proposed Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The provision of value-added telecommunication services, which we conduct through our VIEs, is currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce. The proposed Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholder for our operations, which might not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entity, in which we do not hold shares, and its shareholder to operate our business in China. If we held the shares of Our VIE, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entity and its shareholder’s performance of their contractual obligations to exercise effective control. In addition, our contractual arrangements are generally effective for the complete period Our VIE exists. In general, neither our consolidated affiliated entity nor its shareholder could terminate the contracts prior to the expiration date. However, the shareholder of the consolidated affiliated entity might not act in the best interests of our company or might not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entity. We can replace the shareholders of our consolidated affiliated entity at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entity or its shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business”. Therefore, these contractual arrangements might not be as effective as direct holding of shares.

Any failure by our consolidated affiliated entity or its shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

Our VIE and its shareholder could fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we might have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which might not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which could make it difficult to exert effective control over our consolidated affiliated entity, and our ability to conduct our business could be adversely affected. Additionally, under PRC law, rulings by arbitrators are final. Parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may enforce the arbitration awards only in PRC courts through arbitration award recognition proceedings, which could require additional expenses and delay.

Contractual arrangements with our consolidated affiliated entity might result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties could be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between Our WFOE, Our VIE and its shareholder were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities could impose late payment fees and other penalties on our consolidated affiliated entity for the adjusted but unpaid taxes. Our results of operations could be adversely affected if our consolidated affiliated entity’ tax liabilities increase significantly or if they are required to pay late payment fees or other penalties.

The ultimate beneficial owners of Our VIE, Ms. Xiaoxia Zhu and Ms. Huimin Wang, could have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business could be adversely affected.

Our co-chairperson and chief executive officer, Ms. Xiaoxia Zhu, and our director, Ms. Huimin Wang, each hold 50% of the equity interests in Shanghai Zhongmin Investment and Development Co., Ltd., or Zhongmin Investment, which in turn holds 100% of equity interests in Our VIE. The interests of Ms. Zhu and Ms. Wang as the ultimate beneficial owner of Our VIE could differ from the interests of our company as a whole, notwithstanding both Ms. Zhu and Ms. Wang are our principal shareholders. We cannot assure you that when conflicts of interest arise, Ms. Zhu and Ms. Wang will act in the best interests of our company or that conflicts of interests will always be resolved in our favor. In addition, Ms. Zhu and Ms. Wang could cause Zhongmin Investment and Our VIE to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Ms. Zhu and Ms. Wang could encounter in their capacity as beneficial owners of Our VIE. We rely on Ms. Zhu and Ms. Wang to comply with the laws of China, which protect contracts, including the contractual arrangements that Our VIE and its shareholder have entered into with us, provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Ms. Zhu and Ms. Wang to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Ms. Zhu and Ms. Wang, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by Our WFOE, and our wholly-owned Hong Kong subsidiary, JMU, which is the direct holding company of Our WFOE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we might incur. If Our WFOE or JMU, as the case may be, incurs debt on their own behalf in the future, the instruments governing the debt could restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities could require us to adjust our taxable income under the contractual arrangements Our WFOE currently has in place with our consolidated affiliated entity in a manner that would adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Our WFOE, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Our WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2015, the paid-in registered capital of Our WFOE was US$20.0 million. Any limitation on the ability of Our WFOE or JMU to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations.

In utilizing the proceeds we receive from financing activities, we could (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entity, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to Our WFOE or to any newly established PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts;

•	loans by us to Our WFOE, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	medium and long-term loans by us to Our VIE, which is a domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds we receive from financing activities and to capitalize our PRC operations could be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business.

We could lose the ability to use and enjoy assets held by our consolidated affiliated entity that are important to the operation of our business if such entities go bankrupt or become subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with Our VIE, such entity holds certain assets that is important to the operation of our business. If Our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we might not be able to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. If Our VIE undergoes voluntary or involuntary liquidation proceedings, the unrelated third-party creditors could claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

If our consolidated affiliated entity fails to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for online businesses in China, our business, financial condition and results of operations could be adversely affected.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. Our consolidated affiliated entity is required to obtain and maintain certain assets relevant to their business as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entities could be required to obtain additional licenses. If our consolidated affiliated entity fails to obtain or maintain any of the required assets, licenses or approvals, their continued business operations in the internet industry could subject them to various penalties, such as the confiscation of illegal revenues, fines and the discontinuation or restriction of their operations. Any such disruption in the business operations of our affiliated PRC entities could adversely affect our business, financial condition and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•	there are uncertainties relating to the regulation of internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies could be subject to challenge, or we could fail to obtain permits or licenses that would be deemed necessary for our operations or we might not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the ICP license. If we fail to maintain any of these required licenses or approvals, we could be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. Any such disruption in our business operations could have an adverse effect on our results of operations;

•	new laws and regulations could be promulgated that will regulate internet activities, including online services. If these new laws and regulations are promulgated, additional licenses could be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and

•	we only have contractual control over our operating website, www.ccjoin.com. We do not own the website due to the restriction of foreign investment in businesses providing value-added telecom services in China, including internet content distribution services. This could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

On July 13, 2006, the Ministry of Industry and Information Technology, or the MIIT, the successor of the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecom Services. This notice prohibits domestic telecom services providers from leasing, transferring or selling telecom business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecom business in China. According to this notice, either the holder of a value-added telecom business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecom services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Our VIE owns the related domain names, holds the ICP licenses necessary for the operation of our www.ccjoin.com website, and is in the process of applying for related trademarks with the Trademark Office of the State Administration for Industry and Commerce. Pursuant to the Administrative Measures on Internet Information Services effective since September 25, 2000, commercial internet information services are subject to licensing system. In case the operator provides commercial internet information services without obtaining an operation license or the services provided by the operator exceed the scope of the services as permitted by the operation license, the relevant telecom administrative agency could order to have such act corrected within a specified period. Where there is illegal income, the illegal income could be confiscated and a fine of no less than three times but no more than five times the value of the illegal income would be imposed; where there is no illegal income or the illegal income does not exceed RMB50,000, a fine of no less than RMB100,000 but no more than RMB1,000,000 could be imposed; in the event of a serious case, the operator shall be ordered to close down its website.

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

Regulation of food services in China could adversely affect our business, and we could be liable for food business operations.

China has enacted laws and regulations governing the sale of food. In accordance with the Food Safety Law of the People’s Republic of China, the Administrative Measures for the Licensing of Food Business Operations, the Implementing Regulations for the Food Safety Law of the People’s Republic of China and other relevant laws and regulations, business operators of food services shall carry out production and operation in accordance with the laws, regulations and food safety standards, ensure food safety, uphold integrity and self-discipline, be accountable to the public and society at large, accept public supervision and assume social responsibility. We have already obtained a Food Circulation License, a Retailing License for Liquor and a Wholesale License for Liquor. We believe we now possess all necessary licenses and permits to sell all categories of food products on our website. However, it is possible that the PRC government will require us to apply for additional licenses for certain specific categories of products. We can not assure you that we can obtain any such additional permits from the PRC government at reasonable cost, or at all. Additionally, if any food product we sold is found unsafe by the PRC government, we will be punished under the relevant laws and regulations, and we may have to cease the sale of the whole category that contains the unsafe food product.

Governmental control of currency conversion could affect the value of your investment.

The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies despite the significant reduction over the years by the PRC government of control over routine foreign exchange transactions under current accounts. Substantially all of our revenues are denominated in Renminbi. Under our current holding company corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency or other restrictions could restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency- denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could affect our reported results of operations.

Substantially all of our revenues and expenses are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Under the PRC Enterprise Income Tax Law and the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to PRC enterprise income tax at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”. The only detailed guidance currently available regarding the definition of “de facto management body” as well as the determination of the tax residence of offshore incorporated enterprises whose primary controlling shareholder is a PRC company or a PRC corporate group, and such enterprises’ tax administrations are set forth in two notices, the Notice On Issues Relating to Determination of Chinese-Controlled Offshore Enterprise as PRC Resident Enterprises by applying the “De Facto Management Body”, or Circular 82, and the Administrative Measures of Enterprise Income of Chinese Controlled Offshore Incorporated Resident Enterprise (Trial), or Circular 45, issued by the PRC State Administration of Taxation, or the Circulars. The Circulars provide that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group would be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the enterprise’s day-to-day operations management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. If all of these criteria are met, the relevant offshore enterprise controlled by PRC enterprises or PRC enterprise groups would be deemed to have its “de facto management body” in China and therefore be deemed a PRC resident enterprise. The Circulars made clarification in the areas of resident status determination, post-determination administration, as well as the exercise of competent tax authorities’ procedures. The Circulars also specify that when provided with a copy of PRC tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, a payer of PRC-sourced dividends, interest, royalties, etc. should not withhold 10% income tax on such payments to such Chinese controlled offshore incorporated enterprise. Although the Circulars apply only to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals such as us, the determination criteria and administration clarification made in the Circulars reflect the PRC State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented. There is no assurance that the PRC State Administration of Taxation will not apply the same or similar criteria as stated in the Circulars to determine whether the “de facto management body” of an offshore incorporated enterprise controlled by PRC individuals (like us) is located within the PRC in the future. If the PRC authorities were to determine that we should be treated as a PRC resident enterprise for the purpose of PRC enterprise income tax, a 25% enterprise income tax on our global income could significantly increase our tax burden and adversely affect our financial condition and results of operations.

Pursuant to the Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. We are a Cayman Islands holding company and substantially all of our income comes from dividends from our PRC subsidiary through our Hong Kong holding company. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

The Implementation Rules provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not clear how “domicile” might be interpreted under the Enterprise Income Tax Law, and it could be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered to be a PRC resident enterprise for tax purposes, any dividends we pay to our overseas corporate shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs could be regarded as PRC-sourced income and as a result subject to PRC withholding tax at a rate of up to 10%, subject to the provisions of any applicable tax treaty. If dividends we pay to our overseas individual shareholders or ADS holders, or gains realized by such holders from the transfer of our shares or ADSs, are treated as China-sourced income, the withholding rate would be 20%, subject to the provisions of any applicable tax treaty.

If we are required under the Enterprise Income Tax Law to withhold PRC income tax on any dividends paid to our non-PRC shareholders and ADS holders or if gains from dispositions of our shares or ADSs are subject to PRC tax, your investment in our ADSs or ordinary shares could be adversely affected.

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

The State Administration of Foreign Exchange, or SAFE, issued the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular 37, that was promulgated and become effective on July 14, 2014. It requires a PRC natural person or a PRC company, or a PRC Resident, to file a “Registration Form of Overseas Investments Contributed by PRC Resident” and register with the local SAFE branch before it contributes assets or equity interests in an overseas special purpose vehicle, or SPV, that is directly established and controlled by PRC Resident for the purpose of conducting investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch timely for any major change in respect of SPV, including, among other things, any major change of SPV’s PRC Resident shareholder, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular 37 could result in the penalties including the imposition of restrictions on the ability of SPV’s PRC subsidiaries to dividends to its overseas parent company.

As Circular 37 was recently promulgated, it remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2015, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by PRC government.

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

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, and the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime, and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. We acquired JMU in June 2015 and divested our B2C business in September 2015, and we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 and SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Risks Relating to Our ADSs

The trading price of our ADSs could be volatile, which would result in substantial losses to investors.

Since our ADSs began trading on the Nasdaq Global Market on April 8, 2015, through April 27, 2016, the closing price as reported by Nasdaq has ranged from a high of $11.99 to a low of $3.90 per ADs. The trading price of our ADSs could be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets could from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations could also have an adverse effect on the market price of our ordinary shares.

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

We are an “emerging growth company” under the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this annual report.

We have not opted out of these exemptions available to the emerging growth companies from various reporting requirements that are applicable to other public companies. This decision would allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies or otherwise become applicable to us. As a result, our consolidated financial statements might not be comparable to public companies or other emerging growth companies that have opted out of these exemptions. We cannot predict if investors will find our ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, our stock price could be lower than it otherwise would be, there could be a less active trading market for our ADSs and our stock price could be more volatile.

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

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we plan to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We have informed NASDAQ that we will follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3).

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33⅓% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Our corporate actions are substantially influenced by Maodong Xu, our founder and co-chairperson, and Xiaoxia Zhu, our co-chairperson and chief executive officer, whose interests might differ from yours and our company as a whole.

Our founder and co-chairperson Maodong Xu beneficially owns 329,542,368 ordinary shares, or 22.8% of our issued and outstanding shares as of February 29, 2016, including shares that he had the right to acquire within 60 days. Our co-chairperson and chief executive officer Xiaoxia Zhu beneficially owns approximately 269,210,616 ordinary shares, or 18.6% of our issued and outstanding shares as of February 29, 2016, including shares that she had the right to acquire within 60 days. If Mr. Xu and Ms. Zhu choose to act in concert, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership could also discourage, delay or prevent a change of control transactions involving our company, which would deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions could be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering or on the open market.

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

You should also read “Item 10. Additional Information—A. Share Capital—Ordinary Shares—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

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

Your ADSs are transferable on the books of the depositary. However, the depositary could close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary could close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary could also close its books in emergencies, and on weekends and public holidays. The depositary could refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

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

For any taxable year, we would be a passive foreign investment company, or PFIC, for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (generally by value) in that taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%. Although we do not believe we were a PFIC for our 2013, 2014 or 2015 taxable years, in light of our significant cash balances, uncertainty regarding how much of the gain from the sale of our group buying and B2C e-commerce business would be treated as passive income, and the uncertainty as to the extent, if any, that our goodwill could be taken into account in determining our PFIC status for those taxable years, we might have been a PFIC for the 2013, 2014 or 2015 taxable years. In addition, for 2015, because we were unable to prepare a balance sheet for our third quarter, we conducted our analysis using the average of the balance sheets from our second and fourth quarters in lieu of the third quarter balance sheet. With respect to our 2016 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs), and the expected future composition of our income and assets. However, we might be a PFIC for our 2016 taxable year or any future taxable years due to changes in our asset or income composition, or the value of our assets, including if our market capitalization is less than anticipated or subsequently declines. In addition, there is uncertainty as to the treatment of our contractual arrangements with our consolidated affiliated entities for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, we could be treated as a PFIC. If we were or are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to you for all succeeding taxable years during which you hold our ADSs or ordinary shares, except if you have made a mark-to-market election. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be or have not been a PFIC for any year. If we were or are a PFIC, U.S. holders of our ADSs or ordinary shares could be subject to increased tax liabilities under United States federal income tax laws and could be subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company”.

Item 4. Information on the Company

A.	History and Development of the Company.

We commenced business in March 2010, operating a group buying and B2C e-commerce platform through Beijing Wowo Tuan Information Technology Co., Ltd. In order to facilitate investment in our company, we incorporated our holding company Wowo Limited in July 2011.

In April 2015, we completed our initial public offering and listed our ADSs on the NASDAQ Global Market under the symbol “WOWO.” We raised approximately US$37.3 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

In June 2015, we acquired Join Me Group (HK) Investment Company Limited to establish our food services industry B2B business. We issued 741,422,780 ordinary shares and paid US$30.0 million as consideration for the acquisition.

In September 2015, we divested our group buying and B2C e-commerce businesses to focus our efforts on our food services industry B2B business.

In September 2015, we raised US$15.0 million in a private placement transaction with our co-chairperson Mr. Maodong Xu.

We currently conduct our operations in China through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co. Ltd., on the one hand and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co. Ltd., and its subsidiaries and shareholders on the other. Because the names of the two entities in English differ by only one letter, we refer to our wholly-owned PRC subsidiary as Our WFOE and to our consolidated affiliated entity and its subsidiaries as Our VIE in this annual report to avoid confusion.

Our principal executive offices are located at 10th Floor, No. 777 Jiamusi Road, Yangpu District, Shanghai, People’s Republic of China and the telephone number at this address is +86 21 2525-9999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business overview.

We currently operate a leading online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with Join Me Group (HK) Investment Company Limited, or JMU, in June 2015. Our B2B online platform recorded gross billing of RMB 5.5 billion (US$879.0 million) in 2015, measured in terms of gross merchandise value.

We connect suppliers and customers in the food services industry through our online platform. Our customers include restaurants, restaurant chains, hotels, food product manufacturers and others. We offer a wide selection of products at competitive prices through our website www.ccjoin.com and our mobile applications. We also offer convenient payment options and comprehensive customer services. Our customers are focused on the quality of raw materials that they source for their businesses, and we provide more comfort and confidence to our customers by verifying the qualification of suppliers. In addition to our online services, we also host numerous offline auction events to afford suppliers and customers the opportunity to meet in person and establish connections and in the meantime give traditional food services businesses the chances to adopt the online purchase process in a gradual manner.

We started with the mission to transform the connection between suppliers and customers in the food services industry into a more transparent and efficient form, and from there we plan to leverage our supplier and customer base to further provide value-added services such as logistics and trade financing.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology platform that supports our rapid growth and enables us to provide value-added technology services. In 2015, we developed our cloud procuring system, which can be both easily integrated into our customers’ existing enterprise resource systems or be used independently as procurement management software.

Previously, we had operated a B2C e-commerce platform for local entertainment and lifestyle services. Although we disposed of this business in September 2015, we are still utilizing the experience we gained in operating an e-commerce platform as well as our capacity to leverage the big data from online purchases in our current B2B services business. We have classified our B2C business as discontinued operations in our consolidated financial statements.

We had revenues of US$11.5 million and net losses from continuing operations of US$104.6 million in 2015.

Our Business Model

Since the acquisition of our current B2B business, we have focused on developing an online marketplace that can connect suppliers and customers in the food services industry in China, while in the meantime developing our own online direct sales business. Leveraging our platform and the scale of our business, we have also begun to offer other services that are complementary to our core business and create significant value to our business partners, including third-party sellers and suppliers, and ultimately benefit our business and customers.

Currently substantially all of our business is carried out within China and Hong Kong. The total revenue of the food services industry in China was approximately RMB3,000 billion (US$463.1 billion) in 2015, of which raw material procurement constituted approximately 30%. Most of this spending has been in the traditional offline form. Our B2B platform was started with the vision of reshaping industrial rules and building a more transparent and more efficient business ecosystem for food service businesses in China. Through cooperation with industry associations and hundreds of leading restaurants across China, we believe that we can create significant network effects with our B2B platform. We work closely with various reputable buyers and suppliers in the food service industry, providing one-stop procurement services, as well as product development, marketing and other value-added services, for a variety of food service businesses via the B2B platform www.ccjoin.com.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace. We acquired our B2B online marketplace in June 2015, and have been bringing new products and services to our online marketplace since then. As of December 31, 2015, there were over 4,600 third-party sellers in our online marketplace. Our B2B online platform recorded gross billing of RMB 5.5 billion (US$879.0 million) in 2015, measured in terms of gross merchandise value. In order to attract more third-party sellers, we currently do not charge commission on transactions on our online marketplace. We provide transaction processing and billing services on all orders on our online marketplace. We require third-party sellers to meet our standards of quality. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We have been continually expanding our offering in direct sales since the acquisition of our B2B business in June 2015. As of December 31, 2015, we offered products in six of ten product categories through our online direct sales business model.

Customer Experience

We are committed to optimizing customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on four core components: extensive product offerings, competitive pricing, compelling online experience and professional customer services.

Products

We continually seek to add more products that appeal to our target customers. The number of products we offer has grown rapidly. Our offerings (including both online direct sales and online marketplace offerings) are organized into ten product categories on our website:

•	food ingredients;

•	seasonings;

•	alcoholic and non-alcoholic drinks;

•	hotel appliances;

•	tableware;

•	kitchen appliances;

•	office appliances;

•	furniture;

•	hotel and restaurant information systems; and

•	hotel and restaurant decoration.

Each of these categories is further divided into numerous subcategories to facilitate browsing.

Pricing

We offer competitive pricing to attract and retain customers. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices.

Pricing policy. We set our prices to be competitive with those on other major e-commerce websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. Currently, third-party sellers are free to set their own prices on our online marketplace.

Special promotions. We offer a selection of discounted products monthly or bi-monthly. We also hold regular promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website regularly.

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers and increasing orders. We make sales primarily through our content-rich and user-friendly website www.ccjoin.com and mobile applications. Our website not only offers a broad selection of products at competitive prices but also provides easy site navigation, basic and advanced search functions and comprehensive product information. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed applications and features adapted to mobile internet users, and we currently offer mobile access through our mobile website and our Android mobile applications.

Our website contains the following information and features:

Comprehensive product information. Each product page contains pictures of the product, price and applicable delivery expenses. Depending on the type of product, there will be additional information to help the customer make a purchase decision or recommendations to steer the customer towards additional products.

Product recommendations. Our website makes recommendations to customers based on our understanding of the market and popular products on our platform. We also provide product recommendations to our customers through various means, including emails, social network and hardcopy catalogues. Our sales volume gives us extensive marketing data about customer preferences that we believe will enable us to make recommendations that are appealing to our customers.

Online purchase system. We also provide an online purchase system that can be easily integrated into each customer’s own enterprise resource planning, or ERP, system for them to more efficiently manage their purchase plans. Those small and medium size businesses that do not have their own ERP system can use our online purchase system to directly manage their enterprise resources.

Online order tracking. Customers can log into their accounts to check the status of their orders.

Customer Service

Providing satisfactory customer services is a high priority. Our commitment to customers is reflected in the high level of service provided by our customer service staff as well as in our product return and exchange policies.

Customer service center. We have a customer service center in Shanghai, with 41 full-time customer service representatives as of December 31, 2015. Customers can call our telephone hotline, ask questions and leave complaints in writing through our website, or send us e-mails. Our customer representatives handled over 79,000 customer-initiated communications over the telephone for our B2B business in 2015.

Returns and exchanges. We generally allow customers to return defective products within 7 days or exchange within 15 days, counting from the date when the customer receives the product. We will generally arrange our third-party courier partners to pick up defective items for return or exchange at the customer’s address. The same policies apply to products sold by ourselves or through our online marketplace.

Membership program. We have established a membership program to cultivate customer loyalty and encourage our customers to make additional purchases. There are four levels of members, and promotion to higher levels is based on the amount that the customer has spent with us. Members get a variety of benefits that increase with level, and generally higher level members can enjoy a lower purchase price even for the same item.

Third-party Seller Experience

We are also endeavoring to make the transactions by third-party sellers on our platform convenient and efficient. For example, we link third-party sellers on our online marketplace to third-party service providers that offer either delivery services or a combination of warehousing plus delivery services as well as trade financing. Moreover, we also provide offline exhibition marketing services to sellers ourselves, in addition to the basic transaction processing and billing services that we provide them at no extra cost.

We also provide certain premium customers, suppliers and third-party sellers with reports on a regular basis as to recent procurement data and trends in the food services industry, to assist them to better develop their products and manage their inventory.

Our finance business unit is in the process of developing various financial products and services in addition to trade financing as additional value-added services we provide to our business partners, including third-party sellers. We will continue to develop innovative financial products that can further leverage our strengths in e-commerce and our technology platform.

Currently all the services mentioned above have been provided to third-party sellers free of charge as part of our strategy to grow the scale of our business.

Merchandise Sourcing

In our online direct sales business, we sourced products from over 100 suppliers as of December 31, 2015. Procuring products for the food services industry requires considerable specialized expertise, which is provided by our experienced buyer team. We negotiate with the higher-level distributor where possible in order to obtain the most favorable terms. In addition, we had over 4,600 third-party sellers on our online marketplace as of December 31, 2015.

We have created a vendor interface on our website where our third-party sellers can access reports regarding inventory status, purchase history and customer reviews of their products. Third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs and makes our services more valuable to them.

We select suppliers and third-party sellers on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of high quality products and also provide high standard post-sale customer service. We perform background checks on each supplier and third-party seller and the products they provide before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and make inquiries about the market acceptance of their products among players in the same industry. We also conduct on-site visits to assess certain suppliers and third-party sellers and verify their location, scale of business, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. We also require all vendors to upload their business license, tax registration certificate and organization code certificate for our verification. Our standard form contract requires suppliers and third-party sellers to represent that their goods are from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We normally enter into framework agreements with our suppliers and third-party sellers and renew them after expiration. We have also put stringent rules in place governing the operations of third-party sellers on our online marketplace. Third-party sellers will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling food beyond its expiration date.

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our server fleet consisted of approximately 30 servers stored in three locations across the country as of December 31, 2015, and we employed 29 IT professionals to design, develop and operate our technology platform as of the same date. We believe that creating a comparable technology platform is an expensive and time-consuming process and constitutes a significant barrier to entry for potential competitors.

Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us detailed and accurate visibility and information throughout our operation value chain, and enables harnessing of insightful data analytics.

Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics.

The principal components of our technology platform include:

•	Website and mobile applications. Our website, together with our mobile applications, is our primary customer interface. It provides a user-friendly customer interface, including a powerful search engine to enhance our customers’ shopping experience.

•	Vendor interfaces. Our vendor interfaces support key functions such as order tracking and inventory checking and provide data analytics to help our third-party sellers better understand consumer needs.

•	Customer relationship management system. Our customer relationship management system tracks customer information, including customers’ outstanding orders, order and payment history, and settings and preferences, as well as all interaction between our customer service representatives and our customers, to ensure consistent and high quality customer service.

•	Transaction processing system. Our transaction processing system handles transaction processing, online receipts and disbursements, remote reimbursement and other prerequisites for conducting an online business.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information, and we back up our database, including customer data, every day with both on-site and off-site storage.

Marketing

We engage various marketing channels to expand our business to more suppliers and customers. We provide various incentives to our customers to increase their spending and loyalty, and we send e-mails to our customers periodically with product recommendations or promotions. To enhance our brand awareness, we also have engaged in brand promotion activities.

In addition to the online marketing activities, we also utilize offline activities to attract more users and promote our brand recognition. In 2015, we organized 18 offline auction events for food services businesses to purchase their supplies in bulk. The chance to meet business partners in person affords both suppliers and customers more comfort and confidence in their transactions on our platform.

We also utilize industrial associations to extend our services to an ever increasing number of food services businesses. Our services are recommended by the China Hotel Association, the China Cuisine Association and the China Tourist Hotel Association. These associations bring in high quality suppliers and customers, including both national-scale and local medium or small size businesses alike.

Competition

The e-commerce industry in China is intensely competitive. Our current or potential competitors include Alibaba, JD.com and Meicai.

We anticipate that the e-commerce market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

•	brand recognition and reputation;

•	product quality and selection;

•	pricing;

•	fulfillment capabilities; and

•	customer service.

In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors have or may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do.

Seasonality

We believe that we experience seasonality in our business that reflects seasonal fluctuations in purchase patterns for food services businesses. In general, the fourth quarter is the high season for the food service industry in China, and consequently we expect the purchases on our B2B platform to be higher in the fourth quarter of each year compared to the first three. However, due to our limited operating history, the seasonal trends that we experience in the future may not match our expectations.

Intellectual Property

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2015, we owned six computer software copyrights in China relating to various aspects of our operations. We had two trademark applications inside China and sixteen outside China. As of December 31, 2015, we had registered four generic top-level domain names. Our registered domain names include www.ccjoin.com and www.ccjmu.com, among others.

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of December 31, 2015.

(1)	The shareholder of Our VIE is Shanghai Zhongmin Investment and Development Co., Ltd., the shareholders of which in turn are Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, and Ms. Huimin Wang, our director, holding 50% equity interests each.

Contractual Arrangements with Our Consolidated Affiliated Entity

Agreements that Transfers Economic Benefits and Risks to Us

Master Exclusive Service Agreements. Our WFOE and Our VIE entered into a master exclusive service agreement, under which Our VIE agrees to engage Our WFOE as its exclusive provider of technology development, market research, sale services, maintenance of hardware and software systems and other services. Our VIE shall pay to Our WFOE service fees determined based on the consolidated net profits of Our VIE on an annual basis. Our WFOE shall have the right to adjust at any time the fee based on the operation performance. Our WFOE exclusively owns any intellectual property arising from the performance of the exclusive consulting and service agreements. The master exclusive service agreements can only be terminated (i) unilaterally by Our WFOE, or (ii) upon the transfer of all equity interest from Our VIE to Our WFOE in accordance with the exclusive option agreement among Our WFOE, Our VIE and its shareholder.

Business Cooperation Agreement. Our VIE and its shareholders entered into a business cooperation agreement with Our WFOE, under which Our VIE shall not, and Our VIE’s shareholder shall cause it not to, engage in any transaction that might materially affect Our VIE’s asset, obligation, right or obligation, including merger with other parties, offering loans to other parties and disposing tangible or intangible assets, and amending bylaws, without Our WFOE’s prior written consent. Additionally, Our WFOE may designate a person to provide service or support to Our VIE under this agreement. The business cooperation agreement is effective for the complete period Our VIE exists.

Agreements that Provide Us with Effective Control over Our Affiliated Consolidated Entity

Foreign investment in internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and our PRC subsidiary, Our WFOE, is considered a foreign invested enterprise which is restricted from holding the licenses that are essential to the operation of our business, such as licenses for operating our website. As a result, Our WFOE has entered into a series of contractual arrangements with Our VIE and its shareholder described below, through which we exercise effective control over the operations of Our VIE and its subsidiaries. We conduct our operations in China principally through Our VIE and its subsidiaries, which we treated as our consolidated affiliated entities in China. Each of the contractual arrangements between Our WFOE, Our VIE and its shareholder was executed in May 2015. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

Exclusive Option Agreements. The shareholder of Our VIE has signed an exclusive option agreements with Our WFOE and Our VIE, pursuant to which Our WFOE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Our VIE from such shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, unless otherwise required by PRC laws, agreed in writing by Our WFOE or the registered capital of Our VIE. The term of the exclusive option agreement is for the complete period Our VIE exists.

Proxy Agreement and Power of Attorney. Our VIE’s shareholder has signed irrevocable powers of attorney appointing Our WFOE as the attorney-in-fact to act on their behalf on all matters pertaining to Our VIE and to exercise all of their rights as shareholders of Our VIE, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of their equity interests therein pursuant to the exclusive call option agreements. The term of the proxy agreement power of attorney is for the complete period Our VIE exists.

Equity Interest Pledge Agreements. Our VIE’s shareholders entered into equity interest pledge agreements with Our WFOE and Our VIE, under which such shareholder pledged all of its equity interests in Our VIE, to Our WFOE as collateral to secure performance of all obligations of Our VIE and its shareholder under the master exclusive service agreement, business cooperation agreement, proxy agreement and power of attorney and exclusive option agreement. Our WFOE is entitled to collect dividends and other distributions (in cash or non-cash) of the shares pledged during the term of the pledge. If any event of default as provided for therein occurs, Our WFOE, as the pledgee, will be entitled to request immediate payment of the service fees or other fees, or to dispose of the pledged equity interests through transfer or assignment. Our VIE’s shareholder has completed the registration of the pledge of its equity interests in Our VIE to Our WFOE.

We have been advised by our PRC legal counsel, Beijing Dentons Law Offices, LLP, that the ownership structure and the contractual arrangements among Our WFOE, Our VIE and its shareholder will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have an adverse effect on us”.

D.	Property, plants and equipment.

Our executive offices are located at 10th Floor, No. 777 Jiamusi Road, Yangpu District, Shanghai, China and occupy a total of 2,305 square meters. We leased our current executive offices from a company controlled by Ms. Huimin Wang, our director.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating results.

Overview

We currently operate a leading online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with Join Me Group (HK) Investment Company Limited, or JMU, in June 2015. Our B2B online platform recorded gross billing of RMB 5.5 billion (US$879.0 million) in 2015, measured in terms of gross merchandise value.

We incurred net losses from operations of US$0.1 million, US$4.3 million, and US$105.9 million for the years ended December 31, 2013, 2014 and 2015, respectively. As we only acquired our current continuing operation in 2015, our net losses for the years ended December 31, 2013 and 2014 were primarily due to the share-based compensation we incurred during those years. Our net losses for the year ended December 31, 2015 were mainly due to goodwill impairment of US$85.9 million as well as the incurrence of general and administrative expenses of US$12.9 million related to our acquisition of our current B2B business and the divestment of our group buying and B2C businesses.

Factors Affecting Our Results of Operations

Besides the operating metrics that directly affect our revenues, there are a number of factors that affect our results of operations, including:

Continued growth of China’s economy and food service industry in general. Our results of operations and financial condition are affected by the general factors driving China’s food industry, including levels of procurement spending by restaurants in China. In addition, they are also affected by factors driving online B2B business in China, such as the adoption of online procurement strategies by restaurants or adoption of online sales strategies by suppliers, the availability of improved delivery services and the increasing variety of payment options. Our results of operations are also affected by general economic conditions in China. In particular, we have experienced and expect to continue to experience upward pressure on our operating expenses.

Competitive pressure. We operate in a highly competitive market. We compete with a number of other e-commerce service providers that have significant capital and human resources, some of which have also launched initiatives in direct competition with our business. The terms and conditions we offer our suppliers and customers are affected by our competitors’ strategies, which, as a result, affect our cost of operation. Competition also has a direct effect on our ability to retain existing customers and attract new customers.

Marketing expense. We engage in a variety of different online marketing efforts tailored to our targeted customers and suppliers to expand our customer and supplier base. Expenses incurred for marketing and other promotional efforts may have a negative impact on our profitability, if they prove to be ineffective and do not expand our customer base as intended.

Seasonality. We believe that we experience seasonality in our business that reflects seasonal fluctuations in purchase patterns for food services businesses. In general, the fourth quarter is the high season for the food service industry in China, and consequently we expect the purchases on our B2B platform to be higher in the fourth quarter of each year compared to the first three. However, due to our limited operating history, the seasonal trends that we experience in the future may not match our expectations.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	our ability to increase active customer accounts and orders from customers;

•	our ability to manage our mix of product and service offerings; and

•	our ability to further increase and leverage our scale of business;

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. The B2B business for food industry that we are currently operating was only started in late 2014, and in 2015 we had 23,500 active customer accounts, defined as customers that have made at least one purchase on our B2B platform within a specific financial year. We believe that we were successful in attracting both new active customer accounts and new orders from existing customer accounts. Within little more than one year after its launch, gross billing on our online B2B platform reached RMB 5.5 billion (US$879.0 million) in 2015, measured in terms of gross merchandise value.

Our ability to attract new customer accounts and new orders from existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of authentic products at competitive prices on our website and mobile applications and provide speedy and reliable delivery, convenient payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including loyalty points.

Our Ability to Manage Our Mix of Product Offerings

Our results of operations are also affected by the mix of products we offer. We commenced our B2B business for food industry with sales to restaurants. We are gradually expanding our offerings to hotel-related products. The extent and mix of products we provided will influence our users’ willingness to utilize our online platform for more of their needs. In addition, our mix of products also affects our gross margin, as different products have different gross margins.

Our Ability to Further Increase and Leverage our Scale of Business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring the high quality of fulfillment services. We believe this value proposition also helps us obtain favorable terms from suppliers.

Currently we are selling our products in our direct sales business at zero margin, and we are not charging any commission or service fees for third-party sellers to use our platform. There is no assurance that we can keep the expansion of our B2B business at the current pace after we start to charge margins and service fees. Our ability to leverage our scale of business to induce our platform users to continue using our services with margins and service charges is one key factor affecting our future operational and financial performance.

Revenues

We derive our revenues from direct sales and online platform services. We record revenue from online direct sales on a gross basis and revenue from the online platform services that we provide to third-party sellers and purchasers for their transactions on a net basis. Revenue is recorded net of surcharges and value-added tax, or VAT, and related surcharges.

Our revenues were nil, nil and US$11.5 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Cost of Revenues

Our costs of revenues are direct and indirect costs incurred to generate revenues, and consist primarily of our cost for acquiring the products that we sell directly and the related shipping charges, as well as inventory write-downs. The rebates and subsidies we receive from suppliers are accounted as a reduction to the purchase price and will be recorded as a reduction of cost of revenues when the product is sold.

Our cost of revenues was nil, nil and US$13.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Operating Expenses

The following table sets forth our operating expenses by amount and as a percentage of total operating expenses for the periods indicated:

	For the year ended December 31
	2013		2014		2015
	US$	%	US$	%	US$	%
Operating Expenses
Selling and marketing	—	0.0%	—	0.0%	5,360,044	5.1%
General and administrative	73,090	100.0%	4,323,253	100.0%	12,911,773	12.4%
Impairment of goodwill	—	0.0%	—	0.0%	85,934,770	82.5%
Total operating expenses	73,090	100%	4,323,253	100%	104,206,587	100%

Our operating expenses consist of selling and marketing expenses and general and administrative expenses as well as impairment of goodwill. Our total operating expenses were US$0.1 million, US$4.3 million and US$104.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses incurred in connection with advertisements and market promotion events, as well as other overhead expenses incurred for our sales and marketing personnel.

Our selling and marketing expenses were nil, nil and US$5.4 million for the years ended December 31, 2013, 2014 and 2015, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of:

•	salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff;

•	share-based compensation to employees, which is the expense incurred in connection with the grant of share options to our directors, officers and other employees pursuant to our share incentive plan; and

•	office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses.

Our general and administrative expenses were US$0.1 million, US$4.3 million and US$12.9 million, for the years ended December 31, 2013, 2014 and 2015, respectively.

Taxation

We are incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax.

Our subsidiary incorporated in the Cayman Islands is not subject to income or capital gains tax in the Cayman Islands, and dividend payments by this subsidiary to us are not subject to withholding tax in the Cayman Islands.

Our subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. Dividend payments by this subsidiary to us are not subject to withholding tax in Hong Kong.

Our subsidiary and our consolidated variable interest entities in China are subject to value-added tax, or VAT, at rates of either 17% or 13%. In addition, they are generally subject to the standard enterprise income tax in China at a rate of 25%.

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” enterprises that do not have an establishment or place of business in the PRC, to the extent such dividends have their sources within the PRC. Such dividends are also subject to the 10% tax even if the recipient has an establishment or place of business in the PRC if the relevant income is not effectively connected with the establishment or place of business. Under a special arrangement between China and Hong Kong, dividends from our PRC subsidiary paid to our Hong Kong subsidiary, which would otherwise be subject to a 10% withholding tax, may be subject to a 5% preferential withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” of our PRC subsidiary and is otherwise entitled to the benefits under the special arrangement. The State Administration for Taxation promulgated the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties on October 27, 2009, which provides guidance on the determination of “beneficial owner”. If our Hong Kong subsidiary is not considered to be the “beneficial owner” of our PRC subsidiary under this notice, any dividends paid by our PRC subsidiary to our Hong Kong subsidiary would be subject to withholding tax at a rate of 10%.

If our Cayman Islands holding company or our Hong Kong subsidiary is deemed to be a “resident enterprise” under the Enterprise Income Tax Law, then it is not clear whether or how the PRC tax authorities would apply the PRC tax on dividends payable by our PRC subsidiary to our Hong Kong subsidiary or by our Hong Kong subsidiary to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we could be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Provision for Income Tax Benefit

We are subject to PRC Enterprise Income Tax Law on taxable income in accordance with the relevant PRC income tax laws. We incurred net losses of US$32.3 million, US$43.9 million and US$93.6 million for the years ended December 31, 2013, 2014 and 2015, respectively. Our provision for income tax benefit were US$0.1 million, nil and US$1.2 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

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

Revenue Recognition

We recognize revenue from the sales of rice, seasonings, bean oil, seafood, alcohol and some other types of generic food and beverage products through our online platform www.ccjoin.com. The website also serves as an online platform to connect third party vendors and customers. We recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

We utilize delivery service providers to dispatch goods to our customers directly from our own warehouses. We recognize revenue when the customers confirm the acceptance of the goods online once they receive the delivered goods. If the customers do not confirm the receipt of goods online timely, the online system will confirm automatically after seven days from the delivery date. The sales returns are considered and estimated when the revenue is recognized, but the historical returns on sales on www.ccjoin.com are inconsequential.

Revenue is recorded net of surcharges and value-added tax, or VAT, and related surcharges.

We primarily generate revenue from online direct sales and online platform services.

Online direct sales

We primarily sell rice, seasonings, bean oil, seafood, alcohol and some other types of food and beverage products through online direct sales. We record revenue from online direct sales on a gross basis because we have the following indicators for gross reporting: we are the primary obligor of the sales arrangements, are subject to inventory risks of physical loss, have latitude in establishing prices, have discretion in selection of suppliers and assume credit risks on receivables from customers. We also retain some of general inventory risks despite our arrangements to return goods to some vendors.

Online platform services

We also provide online platform services to third-party sellers and purchasers for their transactions. We record the related revenue on a net basis, because we generally are not the primary obligor, do not bear the inventory risk, and do not have the ability to establish the price and control the related shipping services when the online platform is utilized by third-party sellers and purchasers. For the year ended December 31, 2015, we did not charge any service fees to third-party sellers and purchasers.

Impairment of Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of tangible and identifiable intangible net assets purchased. We seek the assistance of an independent valuation firm in determining the fair value of the identifiable intangible net assets of the acquired business. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the discounted cash flow, or DCF, method of income approach. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then discounted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. We used the cost approach for the determination of the fair value of specific acquired intangible assets. The cost approach is based upon the concept of replacement as an indicator of value. In the valuation of specific assets under the cost approach, value is being estimated based on the cost of reproducing or replacing the asset, less depreciation from functional obsolescence, and economic obsolescence, if present and measurable. For goodwill, we use the income approach in determining the impairment of goodwill on reporting unit, with reference to the valuation report prepared by an independent valuation firm based on data we provided. This approach includes the DCF method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology.

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

Goodwill is tested for impairment at least once annually or more frequently if we believe indications of impairment exist. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. We currently have one reporting unit, which recorded goodwill in relation to the acquisition of JMU in June 2015.

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

For the years ended 2013 and 2014 and through the date of completion of the merger with JMU, we had one reporting unit, the group buying business. We estimated that there was no impairment of goodwill as of December 31, 2013 and 2014 as the fair value of the reporting unit exceeded the carrying amount.

After the divestiture of the group buying business, we had one reporting unit, our B2B business for the food service industry. We performed the annual impairment test on December 31, 2015 by applying the DCF method. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), which primarily included management projections on the discounted future cash flow analysis including the discount rate using a weighted average cost of capital of 17% and expected revenue growth rates. The estimated fair value of the reporting unit was below the carrying amount of our net assets. We recognized an impairment loss of $85.9 million for the year ended December 31, 2015.

We estimated the fair values of the intangible assets with the assistance from an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to the intangible assets recorded in the financial statements.

Acquired intangible assets are amortized over their useful lives. Useful lives are based on our management’s estimates of the period that the assets will generate revenue. We amortize intangible assets with determinable useful lives on a straight-line basis. We evaluate intangible assets with determinable useful lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure recoverability of long-lived assets to be held and used as part of a reporting unit by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If we believe the assets are impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets.

Considering that we have incurred operating losses, we have determined to perform the annual impairment tests on acquired intangible assets on December 31 of each year. As a result of the annual impairment test, no impairment loss of acquired intangible assets was recognized for the years ended December 31, 2013, 2014 and 2015. Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

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

The fair value of the ordinary shares and share-based compensation award granted to our employees were estimated by us, with assistance from an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to share-based compensation and the convertible instruments recorded in the consolidated financial statements.

The following table sets forth the fair value of our ordinary shares estimated at different dates prior to December 31, 2015:

Date	Class of shares	Fair value	Purpose of valuation	Type of valuation
February 29, 2012 and March 9, 2012	Ordinary Shares	US$0.0989	Re-measurement of share options granted and determination of potential beneficial conversion feature in connection with the issuance of Series B Preferred Shares	Contemporaneous

July 1, 2012	Ordinary Shares	US$0.0600	Share options granted as of July 1 2012	Contemporaneous
October 1, 2012	Ordinary Shares	US$0.0594	Share options granted as of October 1, 2012	Contemporaneous
March 15, 2013	Ordinary Shares	US$0.0611	Share options granted as of March 15, 2013	Contemporaneous
April 18, 2014	Ordinary Shares	US$0.0590	Share options granted as of April 18, 2014	Contemporaneous
June 29, 2014	Ordinary Shares	US$0.1380	Ordinary share compensation to executives and certain directors as of June 29, 2014	Contemporaneous
July 27, 2015	Ordinary Shares	US$0.2650	Restricted share units granted as of July 27, 2015	Contemporaneous
September 1, 2015	Ordinary Shares	US$0.3777	Acceleration of unvested shares options and restricted share units as of September 1, 2015	Contemporaneous

In determining the fair value of our ordinary shares, we have considered the guideline prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued and Compensation, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

The independent third-party appraiser used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our ordinary shares as of June 29, 2014. We considered the market approach and searched for public companies located in China with similar business nature and in a stage of development similar to ours. However, no companies similar to us in many aspects could be identified, and we therefore only used the results obtained from the market approach as a sanity check on the results obtained from the income approach. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of our ordinary shares prior to our initial public offering include:

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

The fair value of our ordinary shares decreased from US$0.0611 per share as of March 15, 2013 to US$0.0590 per share as of April 18, 2014, primarily due to the following reasons:

•	the company’s 2013 actual performance missed budget; and

•	profitability declined due to intense competition in the market resulting in our lower bargaining power to counterparties in negotiating the take rate (margin) and higher operating expenses (e.g. sales commission cost).

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

•	Taking into account the improvement of our business performance and indications of the success of our business plan, the company-specific risk factor used in estimating a market participant’s required rate of return for investing in our shares was reduced by 4%, reflecting the decrease in the perceived risk in achieving our financial forecasts. Therefore, the overall discount rate was lowered from 23% as of June 29, 2014 to 19% as of January 30, 2015. We believe this factor would increase the fair value of our ordinary shares to $0.52 (or by $0.16).

•	The imminent launch of our initial public offering will provide us with additional capital and will enhance our ability to access capital markets to grow our business, raise our profile in China and provide our shareholders with greater liquidity. In particular, the 8% discount for lack of marketability previously used to value our ordinary shares as of June 29, 2014 would no longer be applicable after our initial public offering. We believe this factor would increase the fair value of our ordinary shares to $0.56 (or by $0.04).

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

Since our initial public offering in April 2015, the determination of the fair value of the ordinary shares has been based on the market price of our ADSs, each representing 18 ordinary shares, traded on the NASDAQ Global Select Market.

Our share-based compensation with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

The following table sets forth certain information regarding the share options granted to our employees at different dates prior to December 31, 2015:

Grant/Re-measurement date	Type of award	Number of award	Exercise price		Fair value of ordinary share	Intrinsic value		Type of valuation
January 1, 2012	Employee share option	2,532,600	US$	0.00	US$0.1078	US$	273,014	Contemporaneous
January 1, 2012	Employee share option	583,550	US$	0.20	US$0.1078		—	Contemporaneous
July 1, 2012	Employee share option	661,100	US$	0.20	US$0.0600		—	Contemporaneous
October 1, 2012	Employee share option	7,977,216	US$	0.00	US$0.0594	US$	473,847	Contemporaneous
October 1, 2012	Employee share option	175,000	US$	0.20	US$0.0594		—	Contemporaneous
March 15, 2013	Employee share option	1,228,590	US$	0.20	US$0.0611		—	Contemporaneous
April 18, 2014	Employee share option	11,445,500	US$	0.01	US$0.00590	US$	560,830	Contemporaneous
July 27, 2015	Employee restricted share units	28,841,700		N/A	US$0.2650	US$	7,643,050	Contemporaneous

In determining the value of share options to employees, we have used the binomial option-pricing model, with assistance from the independent third-party appraiser. Under this option pricing model, certain assumptions, including risk-free interest rate, the contractual life of the options, the expected dividends on the underlying ordinary shares, the expected volatility of the price of the underlying shares for the contractual life of the options, the post-vesting forfeiture rate and the expected exercise multiple are required in order to determine the fair value of our options. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements.

In determining the value of ordinary shares to directors and executives, we have considered the fair value of the ordinary share and the expected dividend paid-out ratio. Because we have no plan to pay dividend, the fair value of the share granted to directors and executives is the fair value of the ordinary share.

The key assumptions used in valuation of the employee share options are summarized in the following table:

	Grants on January 1, 2012	Grants on July 1, 2012	Grants on October 1, 2012	Grants on March 15, 2013	Grants on April 18, 2014	Modification on September 1, 2015
Risk-free rate of return(1)	1.8%	1.7%	1.7%	0.9%	1.8%	0.47% - 0.88%
Contractual life of the options(2)	5.0 years	5.0 years	5.0 years	5.0 years	5.0 years	5.0 years
Volatility(3)	53%	64%	64%	65%	58%	60% - 65%
Expected dividend yield(4)	0%	0%	0%	0%	0%	0%
Post-vesting forfeiture rate(5)	5.0%/10.0%/0%	20.0%	0%/5.0%/20.0%	25.0%/40.0%	9.0%/40.0%	N/A
Exercise multiple(6)	2x / 3x	2x	2x / 3x	2x / 3x	3x / 2x	3x / 2x

(1)	The risk-free rate of return is based on the yield curve of USD China Sovereign Bonds as of the valuation dates as extracted from Bloomberg.

(2)	The contractual life of the options is based on the option grant letter.

(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed guideline companies over a period comparable to the contractual life of the options.

(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.

(5)	The post vesting forfeiture rate was based on our historical statistical data. 9.0% and 40.0% was applied to options granted to general staff as of different valuation dates. 0% was applied to options granted to executive management with expectation that the executive management will not quit from the company over the contractual life of the options.

(6)	Exercise multiple is the ratio of fair value of share over the exercise price at the time which the option will be exercised, estimated based on a consideration of research study regarding exercise pattern from historical statistical data. A multiple of three was used for the executive management and a multiple of two was used for general staff.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates 2014-08, which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. ASU 2014-08 also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. We early adopted this ASU in January 2015. The effects of the pronouncement have been reflected in the consolidated financial statements.

Recent accounting pronouncements not yet adopted

In August 2014, the FASB issued a new pronouncement, ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. Adoption of this guidance may have an effect on our consolidated financial statements but the impact has not yet been evaluated by us.

In February 2015, FASB issued a new pronouncement Inventory (Topic 330): Simplifying the Measurement of Inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On August 12, 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

On September 25, 2015, the FASB issued ASU 2015-16 to simplify the accounting for measurement-period adjustments. The ASU, which is part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the cost and complexity of certain aspects of U.S. GAAP), was issued in response to stakeholder feedback that restatements of prior periods to reflect adjustments made to provisional amounts recognized in a business combination increase the cost and complexity of financial reporting but do not significantly improve the usefulness of the information. Under the ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU 2016-02, “Leases”. The core principle of this ASU will require lessees to present right-of-use assets and lease liabilities on their balance sheets. ASU 2016-02 is effective for annual and interim periods beginning January 1, 2019. Early adoption of this ASU is permitted. Upon adoption of this ASU, we are required to recognize and measure leases at the beginning of the earliest period presented in our consolidated financial statements using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that the Company may elect to apply. We are currently evaluating and assessing the impact of this ASU will have on our consolidated financial statements.

Results of Operations

The following table presents selected financial data from our consolidated statements of operations for the periods indicated. Because we had a significant restructuring and a switch of strategic emphasis during 2015, the historical operation of our group buying business was categorized as a discontinued operation. In addition, we only acquired our current continuing B2B business in 2015. As a result, the period-to-period comparisons of our results of operations can only provide very limited insight into the development of our operation and thus should not be relied upon as indicative of our future performance.

	For the year ended December 31,
	2013	2014	2015
	(US$ in thousands)
Consolidated statements of operations data
Revenues	—	—	11,477
Cost of revenues	—	—	(13,220)
Gross profit	—	—	(1,743)
Operating expenses:
Selling and marketing	—	—	(5,360)
General and administrative	(73)	(4,323)	(12,912)
Impairment of goodwill	—	—	(85,935)
Total operating expenses	(73)	(4,323)	(104,207)
Loss from operations	(73)	(4,323)	(105,949)
Interest income	—	—	7
Other income/(expenses), net	—	—	46
Loss before provision for income tax	(73)	(4,323)	(105,896)
Provision for income tax benefits	—	—	1,250
Loss from continuing operations	(73)	(4,323)	(104,646)

Discontinued operations:
(Loss)/Income from discontinued operations	(32,180)	(39,546)	11,076
Provision for income tax benefits	81	—	—
(Loss)/Income from discontinued operations, net of tax	(32,099)	(39,546)	11,076

Net loss	(32,172)	(43,869)	(93,570)

Year ended December 31, 2014 compared to Year ended December 31, 2015

Revenues

Our revenues for the year ended December 31, 2015 were US$11.5 million, which consisted primarily of revenues from our direct sales, as we did not charge service fees for third-party sellers on our marketplace in 2015. We did not record any revenue for the year ended December 31, 2014 as we did not acquire our current continuing B2B business until 2015.

Cost of revenues

Our cost of revenues for the year ended December 31, 2015 was US$13.2 million, which consisted primarily of our procurement costs. We did not incur any cost of revenues for the year ended December 31, 2014 as we did not acquire our current continuing B2B business until 2015.

Total operating expenses

Our total operating expenses increased from US$4.3 million for the year ended December 31, 2014 to US$104.2 million for the year ended December 31, 2015. This increase was due to the fact that our expenses for the year ended December 31, 2014 consisted primarily of share-based compensation, whereas our operating expenses for the year ended December 31, 2015 also included impairment of goodwill as well as expenses related to our B2B business. We had US$85.9 million of impairment of goodwill in 2015.

Selling and marketing expenses

Our selling and marketing expenses increased from nil for the year ended December 31, 2014 to US$5.4 million for the year ended December 31, 2015. Our selling and marketing expenses for the year ended December 31, 2014 consisted only of share-based compensation, whereas our selling and marketing expenses for the year ended December 31, 2015 also included the advertising and marketing promotion expenses related to our B2B platform.

General and administrative expenses

Our general and administrative expenses increased by 199% from US$4.3 million for the year ended December 31, 2014 to US$12.9 million for the year ended December 31, 2015, primarily due to the increase in fees paid to professionals related to our acquisition of JMU and the divestment of our group buying business.

Loss from continuing operations

As a result of the foregoing, our loss from continuing operations increased from US$4.3 million for the year ended December 31, 2014, to US$104.6 million for the year ended December 31, 2015.

Year ended December 31, 2013 compared to Year ended December 31, 2014

Revenues

Our revenues were nil and nil for the years ended December 31, 2013 and 2014, as we did not acquire our current continuing B2B business until 2015.

Cost of revenues

Our cost of revenues was likewise nil and nil for the years ended December 31, 2013 and 2014.

Total operating expenses

Our total operating expenses increased from US$0.1 million for the year ended December 31, 2013 to US$4.3 million for the year ended December 31, 2014, primarily due to an increase in share-based compensation.

Selling and marketing expenses

Our selling and marketing expenses were nil and nil for the year ended December 31, 2013 and 2014.

General and administrative expenses

Our general and administrative expenses increased from US$0.1 million for the year ended December 31, 2013 to US$4.3 million for the year ended December 31, 2014, primarily due to an increase in share based compensation of US$4.2 million.

Loss from continuing operations

As a result of the foregoing, our loss from continuing operations increased from US$0.1 million for the year ended December 31, 2013 to US$4.3 million for the year ended December 31, 2014.

B.	Liquidity and Capital Resources.

We had US$0.4 million, US$1.6 million and US$11.2 million in cash and cash equivalents as of December 31, 2013, 2014 and 2015, respectively.

The following table sets forth a summary of our cash and cash equivalents inside and outside of the PRC as of December 31, 2015:

Total cash and cash equivalents
(US$ in thousands)
Our VIE	2,138
Outside of Our VIE	1,890
Entities inside of the PRC	4,028
Entities outside of the PRC	7,124
Total	11,152

We have incurred net losses and experienced negative cash flow from operating activities since our inception. Our net losses were US$32.2 million, US$43.9 million and US$93.6 million for the years ended December 31, 2013, 2014 and 2015, respectively, and our net cash used in operating activities in these three years was US$28.8 million, US$32.0 million and US$33.5 million, respectively. We believe that our current cash balance, anticipated cash flows from operations, and the financial support obtained from Ms. Xiaoxia Zhu and Ms. Huimin Wang, two of our principal shareholders, will be sufficient to meet our anticipated capital needs until December 31, 2017. In addition, Mr. Maodong Xu has personally committed to provide adequate funds to enable us to meet in full our financial obligations as they fall due through December 31, 2016. These commitments are guaranteed by certain assets from Mr. Maodong Xu, Ms. Zhu and Ms. Wang. The funds, if and when called, will be provided in the form of a cash equity investment. This commitment is for an amount subject to our actual deficiency without any limitation. In April 2016, Ms. Huimin Wang made an interest-free loan to us in the amount of to RMB40 million (US$6.2 million) to enable us to meet the working capital requirements to fund our daily operations.

If there is any change in business conditions or other future developments, including any investments we may decide to pursue, and if our existing cash balance and commitment from Ms. Xiaoxia Zhu and Ms. Huimin Wang are insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if our wholly-owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our wholly-owned PRC subsidiary currently has in place with our VIEs in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, our wholly-owned PRC subsidiary, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises such as our wholly-owned PRC subsidiary are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”. In addition, our investment made as registered capital and additional paid in capital of our wholly-owned PRC subsidiary and our VIEs are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our wholly-owned PRC subsidiary and our VIEs in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2015, the restricted net assets of our wholly-owned PRC subsidiary and our VIEs, which represents registered capital and additional paid-in capital, was US$21.6 million. Any limitation on the ability of our wholly-owned PRC subsidiary or our Hong Kong subsidiary, Join Me Group (HK) Investment Company Limited, to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We are an offshore holding company conducting our operations in China through our wholly-owned PRC subsidiary and our VIEs. The functional and reporting currency of our company and our Hong Kong subsidiary, Join Me Group (HK) Investment Company Limited, is Hong Kong dollars.The financial records of our wholly-owned PRC subsidiary and our VIEs located in the PRC are maintained in Renminbi. Fluctuation in the exchange rate between the Renminbi and other foreign currency may affect our ability to inject capital in our wholly-owned PRC subsidiary and our VIEs. We could lend to our PRC subsidiary and VIEs, or we could make additional capital contributions to our PRC subsidiary, or we could establish new PRC subsidiary and make capital contributions to these new PRC subsidiary, or we could acquire offshore entities with business operations in China in an offshore transaction. Most of these uses are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are unlikely to lend money to our VIEs which are PRC domestic companies. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations”.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2013	2014	2015
	(US$ in thousands)
Net cash used in operating activities	(28,753)	(31,960)	(33,531)
Net cash provided by/(used in) investing activities	2,118	(586)	(11,896)
Net cash provided by financing activities	22,736	33,768	54,883
Effect of exchange rate changes	71	5	50
(Decrease)/increase in cash	(3,828)	1,227	9,506
Cash at the beginning of the period	4,247	419	1,646
Cash at the end of the period	419	1,646	11,152

Net cash used in operating activities

Net cash used in operating activities for the year ended December 31, 2015 was US$33.5 million, of which US$10.7 million was used in continuing operations and US$22.8 million in discontinued operations. The principal items accounting for the difference between our net loss from continuing operations of US$104.6 million and our net cash used in continuing operations of US$10.7 million were impairment of goodwill of US$85.9 million, an increase of accrued expenses and other current liabilities of US$16.7 million, an increase of amount due from related parties of US$8.5 million and depreciation and amortization of US$4.9 million, partially offset by a decrease of prepaid expenses and other current assets of US$18.5 million, a decrease in accounts receivable of US$3.0 million and a decrease of amounts due to related parties of US$2.7 million.

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

Net cash provided by/used in investing activities

Net cash used in investing activities was US$11.9 million for the year ended December 31, 2015, including US$9.9 million used in connection with continuing operations and US$2.0 million used in connection with discontinued operations, consisting primarily of payment for acquisition of business of $9.8 million.

Net cash used in investing activities was US$0.6 million for the year ended December 31, 2014, consisting primarily of purchase of property and equipment.

Net cash provided by investing activities was US$2.1 million for the year ended December 31, 2013, consisting primarily of a release of restricted cash of US$2.5 million due to repayment of loan, offset in part by purchase of property and equipment of US$0.6 million.

Net cash provided by financing activities

Net cash provided by financing activities was US$54.9 million for the year ended December 31, 2015 including US$52.9 million provided in connection with continuing operations and US$2.0 million provided in connection with discontinued operations. We received net proceeds of approximately US$37.3 million from our initial public offering, including the exercise of the over-allotment option by the underwriters, after deducting underwriting discounts and commissions and other expenses. We also received US$15.0 million in a private placement transaction with our co-chairperson Mr. Maodong Xu.

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

Capital Expenditures

We made capital expenditures of US$0.1 million for the year ended December 31, 2015, consisting of the purchase of property and equipment.

We made capital expenditures of US$0.6 million for the year ended December 31, 2014, consisting of the purchase of property and equipment.

We made capital expenditures of US$0.6 million for the year ended December 31, 2013, consisting of the purchase of property and equipment.

Going forward, as more third-party sellers utilize our online markets and more customers and third-party sellers download and utilize our app, our server demand will increase and we intend to purchase additional servers to service our expanded networking.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

Withholding Tax Obligation

Pursuant to PRC individual income tax laws, when a corporation purchases equity interest from individuals, the individuals are obligated to pay individual income tax based on 20% of the capital gain from the transaction with the corporation as the withholding agent. We have purchased equity interests of certain entities from individual sellers. There is a possibility that if individual sellers fail to meet their income tax obligations, the tax authority may require us, as the withholding agent, to pay the taxes for the sellers. Based on the information currently available, we are unable to make a reasonable estimate of the related liability due to the uncertainty related to the outcome and amount of payment and relating penalty and interest.

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

F.	Tabular Disclosure of Contractual obligations.

Operating Leases

We have entered into operating lease agreements primarily for our office spaces in China. Rental expenses under operating leases were US$2.1 million, US$2.3 million and US$1.0 million, respectively, for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, the future aggregate minimum lease payments were as follows:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(US$ in thousands)
Operating Lease Obligations	20,906	1,484	2,868	2,864	13,690
Total	20,906	1,484	2,868	2,864	13,690

Item 6.       Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 10th Floor, No. 777 Jiamusi Road, Yangpu District, Shanghai, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Maodong Xu	47	Co-Chairperson of the Board of Directors,
Xiaoxia Zhu	45	Co-Chairperson of the Board of Directors, Chief Executive Officer
Jianguang Wu	41	Director
Huimin Wang	59	Director
Feng Pan	37	Director
Liyun Cao	45	Director
Tianruo (Robert) Pu	47	Independent Director
Tony C. Luh	51	Independent Director
Min Zhou	51	Independent Director
Frank Zhigang Zhao	51	Chief Financial Officer

Mr. Maodong Xu has served as the co-chairperson of our board of directors since June 2015 and the chairman of our board of directors from December 2010 to June 2015. Mr. Xu also served as our chief executive officer from December 2010 to June 2015. Mr. Xu is the founder of Welink Information Technology Co., Ltd., a leading wireless advertising service company in China. Between 2006 and 2008, Mr. Xu served as a senior vice president of Focus Media Limited after Focus Media acquired Dotad Media Limited, a China-based wireless advertising service provider founded by Mr. Xu in 2005. Mr. Xu was also the founder and CEO of Qilu Supermarket, one of the largest chain supermarkets in Shandong province in late 1990s. Mr. Xu received a bachelor’s degree from Wuhan University of Technology in 1990.

Ms. Xiaoxia Zhu has served as the co-chairperson of our board of directors since June 2015. She was our co-chief executive officer from June 2015 to September 2015, and has served as our chief executive officer since then. Mr. Zhu has over 21 years of experiences on Chinese hotels and restaurant management and the internet startups. In 2013, Ms. Zhu, Ms. Huimin Wang and over 40 leading catering and hotel brands across China, jointly founded JMU. Ms. Zhu is also the vice chairwoman of China Hotel Association. From 1998 to current, Ms. Zhu founded and served as chief executive officer and chairwoman of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. where she successfully expanded its business operations across multiple regions and brands to become what is now among China’s top 100 catering enterprises.

Mr. Jianguang Wu has been our director since August 2011. Mr. Wu also served as our co-chief executive officer from June 2015 to September 2015, and executive president from November 2013 to June 2015. Before that, Mr. Wu was our chief technology officer from September 2011 to November 2013. Between 2008 and 2011, he served as the Executive Vice President of Welink Information Technology Co., Ltd. Between 2007 and 2008, Mr. Wu served as the Executive Vice President of Focus Media Limited. In 2005, Mr. Wu founded Beijing Mingzhi Unlimited Information Technology Co., Ltd., and served as the Chief Technology Officer until 2007. In 2004, Mr. Wu founded Beijing eTone Infotech Co., Ltd., and served as the Chief Technology Officer until 2005. Mr. Wu received a bachelor’s degree from Beijing Union University School of Information Engineering in 2000.

Ms. Huimin Wang has served as our director since June 2015. Ms. Wang is a cofounder of JMU, and she is also the founder of “Xiao Nan Guo” or the “Shanghai Min” brand. Besides her directorship in our Company, at present, Ms. Wang is also the chairperson of Xiao Nan Guo Holdings Limited and chairperson of the board of directors of Xiao Nan Guo Restaurants Holdings Limited, a company listed on the Stock Exchange of Hong Kong (code: 3666.HK). Ms. Huimin Wang is also the Vice Chairman of China Cuisine Association, China Hotel Association and World Association of Chinese Cuisine.

Mr. Feng Pan has served as our director and chief strategic officer since June 2015. Mr. Pan has worked in the field of supply chain management, the internet, and strategy consulting over the past 14 years. Mr. Pan joined JMU as executive vice president in 2013, and he participated in the design of JMU’s business model and its strategic investment. From 2005 to 2013, he served as the president of Influence Education Training Group and Influence Education Technology Company where he provided strategic planning for various leading corporations and several public companies. Mr. Pan worked at Midea Group from 2003 to 2005 and Hisense Kelon Group from 2001 to 2003.

Ms. Liyun Cao has served as our director since June 2015. Ms. Cao has served as vice president of JMU and president of JMU’s Supply Unit since 2014, and was responsible for the operation and management of its B2B business. From 2001 to 2014, Ms. Cao worked at Zhejiang Sunward Fishery Restaurant Group Co., Ltd. in various roles including Operations Manager of the Jiangsu and Shanghai Districts. In 2012, she was promoted and has served as a director and vice president of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. for two years.

Mr. Tianruo (Robert) Pu has served as our independent director since April 2015. Previously, Mr. Pu served as a director of UTStarcom Holdings Corporation, a NASDAQ listed company, from November 2011 to August 2014 and its Chief Financial Officer from October 2012 to August 2014. Mr. Pu served as the Chief Financial Officer of China Nuokang Biopharmaceutical Inc., a NASDAQ listed company, from September 2008 to June 2012. Prior to Nuokang Biopharmaceutical Inc., Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company, from June 2006 to August 2008. Prior to Global Data Solutions, Mr. Pu had gained various accounting and finance experiences in both China and the United States. Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management, a Master of Science degree in accounting from the University of Illinois and a Bachelor of Arts degree in English from China Foreign Affairs College.

Mr. Tony C. Luh has served as our independent director since April 2015. At present, Tony is a venture partner for DFJ DragonFund and Yifang Ventures. Mr. Luh was an independent board director for Pansoft Inc. between 2008 and 2012. Mr. Luh served as a General Partner and Greater China President for the Westly Group between 2011 and 2014. Before joining the Westly Group, Mr. Luh was a Founding Partner and Managing Director at DFJ DragonFund from 2006 to 2011. Mr. Luh is also one of the Founder and Managing Director at DragonVenture, which he co-founded in 1999. Before DragonVenture, Mr. Luh was a senior executive at InfoWave Communications from 1997 to 1999. Mr. Luh has over 20 years of experience in capital markets, sales, strategic alliances and business development and has accumulated public investment expertise in sectors ranging from information technology to high volume manufacturing in Asia.

Mr. Min Zhou has served as our independent director since April 2015. At present, Mr. Zhou is the executive director and executive president of Beijing Enterprises Water Group Limited serving since 2013. Between 2008 and 2012, Mr. Zhou served as an executive director and vice president of Beijing Enterprises Water Group Limited. Mr. Zhou served as the director and chief financial officer of Beijing Zhongkecheng Environment Protection Group Limited from 2004 to 2008. Previously, Mr. Zhou served as a director and chief financial officer of Sichuan Zhongkecheng Environment Protection Stock Co., Ltd. from 2001 to 2004. Mr. Zhou served as the Chairman of Beijing Jingsheng Investment Co., Ltd. from 1989 to 2001. Prior to that, Mr. Zhou worked at Industrial and Commercial Bank of China—Zhejiang Yongkang Branch from 1985 to 1989 and worked at the People’s Bank of China—Zhejiang Yongkang Branch from 1980 to 1985. Mr. Zhou received an EMBA degree from Tsinghua University.

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

B.	Compensation.

Compensation of Directors and Executive Officers

In 2015, we paid an aggregate of approximately RMB2.2 million (US$0.3 million) in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plan

We adopted our share incentive plan in 2011 and amended it in 2015 to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The amended and restated 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” Our board of directors has authorized the issuance of ordinary shares of up to 10% of the issued and outstanding share capital of our company from time to time.

Plan Administration. Our compensation committee will administer the amended and restated 2011 share incentive plan. The committee determines the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Award Agreements. Awards granted under our amended and restated 2011 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award. Unless specifically approved by our board of directors, the purchase price per share of an option shall not be less than 100% of the fair market value of the shares on the date of grant.

Transfer Restrictions. The right of a grantee in an award granted under our amended and restated 2011 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of descent and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the amended and restated 2011 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of ordinary shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

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

Termination and Amendment. Unless terminated earlier, our share incentive plan will expire on February 1, 2021. Our board of directors has the authority to amend or terminate our share incentive plan subject to shareholder approval to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the amended and restated 2011 share incentive plan that increases the number of ordinary shares available under the amended and restated 2011 share incentive plan or changes the maximum number of shares for which awards may be granted to any participant. Additionally, a participant’s consent is required to diminish any of the rights of the participant under any award previously granted to such participant.

The table below sets forth, as of the date of the annual report, the options that we granted to our employees and certain non-employee consultants under our 2011 share incentive plan:

Type of award	Number of Options	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Employee share option	13,674,170	0.2	February 1, 2011	January 31, 2016
Employee share option	1,300,000	0.00001	February 1, 2011	January 31, 2016
Employee share option	590,000	0.2	July 1, 2011	June 30, 2016
Employee share option	6,472,600	0.2	July 1, 2011	June 30, 2016
Employee share option	7,849,144	0.2	July 25, 2011	July 25, 2016
Independent directors share option	450,000	0.00001	December 9, 2011	December 9, 2016
Executive share option	3,650,000	0.01	December 9, 2011	December 9, 2016
Staff share option	800,250	0.2	December 9, 2011	December 9, 2016
Staff share option	9,724,000	0.01	December 9, 2011	December 9, 2016
Employee share option	564,000	0.00001	January 1, 2012	December 31, 2016
Employee share option	583,550	0.2	January 1, 2012	December 31, 2016
Employee share option	1,968,600	0.00001	January 1, 2012	December 31, 2016
Employee share option	661,100	0.2	July 1, 2012	June 30, 2017
Employee share option	7,977,216	0.00001	October 1, 2012	September 30, 2017
Employee share option	175,000	0.2	October 1, 2012	September 30, 2017
Executive share option	100,000	0.2	March 15, 2013	March 15, 2018
Staff share option	1,128,590	0.2	March 15, 2013	March 15, 2018
Executive share option	2,104,000	0.01	April 18, 2014	April 18, 2019
Staff share option	9,341,500	0.01	April 18, 2014	April 18, 2019
Employee restricted share units	28,841,700	N/A	July 27, 2015	N/A
Total number of options/restricted share units	97,955,420

C.	Board Practices.

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

Terms of Directors and Executive Officers

We have nine directors on our board of directors, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. The directors are divided into three different classes, namely Class I Directors, Class II Directors and Class III Directors.

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

At the first annual general meeting after the adoption of the third amended and restated articles of association, all Class II Directors shall retire from office and be eligible for re-election. At the second annual general meeting after the adoption of the third amended and restated articles of association, all Class III Directors shall retire from office and be eligible for re-election. At the third annual general meeting after the adoption of the third amended and restated articles of association, all Class I Directors shall retire from office and be eligible for re-election. Currently, Class I includes Mr. Maodong Xu, Mr. Tianruo (Robert) Pu and Ms. Xiaoxia Zhu; Class II includes Mr. Jianguang Wu and Mr. Feng Pan; and Class III includes Mr. Tony C. Luh, Mr. Min Zhou, Ms. Huimin Wang and Ms. Liyuan Cao.

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

Board Committees

Our board of directors has established an audit committee and a compensation committee.

Audit Committee

Our audit committee consists of Tianruo (Robert) Pu, Tony C. Luh and Min Zhou. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Marketplace Rule 5605(c)(2)(A) and that Tianruo (Robert) Pu is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. Tianruo (Robert) Pu serves as the chairperson of the audit committee.

The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited consolidated financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our consolidated financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Min Zhou, Tianruo (Robert) Pu and Tony C. Luh. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(d) of Nasdaq Stock Market Marketplace Rules. Min Zhou serves as the chairperson of the compensation committee.

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

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

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

The number of our employees decreased significantly after we acquired our B2B business and disposed of our group buy and B2C businesses, and few of our employees as of December 31, 2014, were still working for our company as of December 31, 2015.

As of December 31, 2015, we had a total of 285 employees, consisting of 148 in sales, 50 in marketing, 32 in research and development, and 49 staff members in administrative and management departments. We had a total of 3,194 employees as of December 31, 2014 and 3,237 employees as of December 31, 2013.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of February 29, 2016 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after February 29, 2016. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. Percentage of ordinary shares is based on 1,445,627,282, the total number of ordinary shares outstanding as of February 29, 2016 (excluding 30,581,388 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of outstanding options)

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Maodong Xu(1)	329,542,368	22.8%
Xiaoxia Zhu(2)	269,210,616	18.6%
Jianguang Wu(3)	38,115,693	2.6%
Huimin Wang(4)	149,100,132	10.3%
Feng Pan(5)	111,213,418	7.7%
Liyuan Cao	—	—
Tianruo (Robert) Pu	—	—
Tony C. Luh	—	—
Min Zhou	—	—
Frank Zhigang Zhao(6)	*	*
Directors and executive officers as a group	907,554,767	62.8%
Principal Shareholders:
CDH Barley Limited(7)	79,733,553	5.5%

*	The address of our directors and executive officers is 10th Floor, No. 777 Jiamusi Road, Yangpu District, Shanghai, People’s Republic of China.

(1)	representing (i) 294,410,503 ordinary shares owned by New Field Worldwide Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, (ii) 5,447,208 ordinary shares owned by Link Crossing Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, (iii) 2,684,657 ordinary shares owned by Blue Ivy Holdings Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, and (iv) 27,000,000 ordinary shares owned by Estate Spring Limited, a Cayman Islands company controlled by Maodong Xu, the registered address of which is Floor 4, Willow house, Cricket Square, P.O. Box 2804, Grand Cayman KY1-1112, Cayman Islands.

(2)	representing 158,219,624 ordinary shares owned by Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., a PRC company controlled by Xiaoxia Zhu, the principal business address of which is No. 236, Caihong South Road, Jiangdong, Ningbo, People’s Republic of China, and (ii) 110,990,992 ordinary shares owned by Markland (Hong Kong) Investment Limited, a Hong Kong company wholly owned by Xiaoxia Zhu, the principal business address of which is Flat B4, 6/F., Block B, Hankow Centre, 4A Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(3)	representing 38,115,693 ordinary shares owned by Jade Investments Ventures Limited, a BVI company wholly owned by Jianguang Wu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(4)	representing 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(5)	representing 111,213,418 ordinary shares owned by Shanghai Zhong Ju Investment Management Center, a PRC limited liability partnership, whose general partner has irrevocably appointed Feng Pan to act on behalf of the general partner for all matters relating to Shanghai Zhong Ju Investment Management Center and has irrevocably waived the right to replace Feng Pan. The principal business address of Shanghai Zhong Ju Investment Management Center is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

(6)	representing ordinary shares owned by Milky Way Development Limited, a BVI company wholly owned by Frank Zhigang Zhao, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(7)	representing 79,733,553 ordinary shares owned by CDH Barley Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners II, L.P. CDH Venture GP II Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners II, L.P. and has the power to direct CDH Venture Partners II, L.P. as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners II, L.P. The registered address of CDH Barley Limited is Kingston Chambers, P.O. Box 173, Road Town, British Virgin Islands. Such information is solely based the Schedule 13G/A filed by CDH Barley Limited, CDH Venture Partners II, L.P. and CDH Venture GP II Company Limited with Securities and Exchange Commission on February 3, 2016.

As of February 29, 2016, we had 1,476,208,670 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States. Citibank, N.A., depositary of our ADS program, held 208,776,942 ordinary shares as of that date, representing 14.1% of our outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in internet businesses, we conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co. Ltd., on the one hand and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co. Ltd., and its subsidiaries and shareholders on the other. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

Agreements with our Directors and Officers

Share Issuance to Mr. Maodong Xu

We and Mr. Maodong Xu, the co-chairperson of our board, entered into a subscription agreement in June 2015 and an amendment to this agreement in September 2015. Pursuant to this subscription agreement, as amended, we issued 27,000,000 ordinary shares to Estate Spring Limited, a Cayman Islands company beneficially owned by Mr. Xu, in September 2015 for a total subscription price of US$15.0 million.

Lock-up Agreement with Mr. Maodong Xu, Ms. Xiaoxia Zhu and Ms. Huimin Wang

In connection with the share issuance to Mr. Maodong Xu described above and the acquisition of JMU, we entered into a lock-up agreement in June 2015 with each of Mr. Xu, Ms. Xiaoxia Zhu and Ms. Huimin Wang, pursuant to which each of Mr. Xu, Ms. Zhu and Ms. Wang agreed not to directly or indirectly dispose of the number of the ordinary shares beneficially owned by them on June 8, 2015, the closing date of the acquisition of JMU, without the prior written consent of our board of directors. Additionally, Mr. Xu also agreed not to directly or indirectly dispose of the ordinary shares he acquired under the subscription agreement described above. The restrictions on one-third of the total ordinary shares under the lock-up agreement will be removed on each anniversary of June 8, 2015.

Registration Rights Agreement

In connection with acquisition of JMU, we entered into a registration rights agreement with former shareholders of JMU and entities beneficially owned by Mr. Maodong Xu, pursuant to which we agreed to provide these former shareholders and Mr. Xu with certain registration rights in respect of our ordinary shares held by them.

Upon receipt of a written request from the holders of 10% of the registrable securities then outstanding requesting us effect a registration under the Securities Act covering all of part of the shares held by them, we shall, as soon as is practicable, but in no event not later than ninety days after receipt of such written request, file with the SEC, and use our reasonable best efforts to cause to be declared effective, a registration statement, or a shelf registration statement. However, that we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than $10,000,000.

If, at any time, we file a registration statement with the SEC, holders of registration rights under this agreement will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring us to include in any such registration that number of shares held by them, subject to certain prescribed limitations provided in the registration rights agreement.

We may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the registration rights agreement.

Related Party Loans and Other Payments

Since January 1, 2013, we have had the following transactions with our related parties:

We have historically paid certain operating expenses and purchased software on behalf of Beijing Wowo Shiji Information Technology Co., Ltd., or Wowo Shiji. Wowo Shiji is principally owned by Mr. Hanyu Liu, Mr. Yongming Zhang, Mr. Weihong Xiao, Mr. Jianguang Wu and Ms. Yonghong Lü. By December 31, 2015, Wowo Shiji had paid all amount due to us.

Our co-chairperson and former chief executive officer, Mr. Maodong Xu, also provided certain shareholder loans to us from time to time directly from himself or through companies controlled by him, including Dallsfield Ltd., Rizhao Yinxingshu Equity Investment Fund, L.P. and Beijing Shiletao Ecommerce Co., Ltd., to support our working capital. The loan was converted to our ordinary shares upon our initial public offering in April 2015.

In April 2016, Ms. Huimin Wang, our director, provided us an interest free loan of RMB40 million (US$6.2 million) through Shanghai MIN Group Co., Ltd., an entity controlled by her.

Historically we used to send short messages to subscribers in our group buying business as a part of our advertising and promotional campaign. Baifen Tonglian Media Technology Co., Ltd. was then our primary short message service provider and is 75.9% owned by our co-chairperson and former chief executive officer, Mr. Maodong Xu. We paid US$0.6 million, US$0.6 million and US$0.2 million to this entity in 2013, 2014 and 2015, respectively.

Shandong Kaiwei Digital Technology Co., Ltd., a company 73.2% owned by Ms. Fangzhou Xu, the wife of our co-chairperson and former chief executive officer, Mr. Maodong Xu, and 26.8% owned by Mr. Tianqin Xu, the brother of Mr. Xu, used to provide an office that occupies a total of 562 square meters in Rizhao City, Shandong province, to serve as one of our call centers, free of charge. Based on a comparable rental price of RMB45 per square meter in nearby buildings, the market price for this lease would be less than US$50,000 per year.

Noodles Dao (HK), Co., Ltd., Hong Kong Sunward Fishery Restaurant Management Co., Ltd., Nanjing Xinzijing Sunward Fishery Restaurant Co., Ltd., Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd., Nanjing Yongji Sunward Fishery Restaurant Co., Ltd., Ningbo Jingzhou Sunward Logistics Co., Ltd. and Zhejiang Sunward Fishery Restaurant Co., Ltd., all of which are controlled by Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, purchased products on our B2B platform. We recorded revenues of US$147 thousand from these entities in 2015, and as of December 31, 2015 the total amount due from them was US$495 thousand.

Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd., Shanghai MIN Group Co., Ltd. and WM Ming Hotel, all of which are controlled by Ms. Huimin Wang, our director, purchased products on our B2B platform. We recorded revenues of US$395 thousand from these entities in 2015, and as of December 31, 2015 the total amount due from them was US$311 thousand.

We purchased products from Shanghai MIN Hongshi Trading Co., Ltd., which is controlled by Ms. Huimin Wang, our director. As of December 31, 2015, the amount due to it was US$320 thousand.

We also rented offices from Shanghai MIN Group Co., Ltd., which is controlled by Ms. Huimin Wang, our director. We recorded rental expenses of US$335 thousand to this entity in 2015.

All the amounts due to or from related parties are unsecured, non-interest bearing and payable on demand.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements”.

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan”.

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

Any future determination to pay dividends will be made at the discretion of our board of directors subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may declare a dividend at a general meeting of our company. Our board of directors’ decision to declare and pay dividends may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, the amount of distributions, if any, received by us from our PRC subsidiary, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by Our WFOE. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Price per ADS (US$)
	High	Low
	US$	US$
Annual Highs and Lows
2015 (from April 8, 2015)	13.00	4.11

Quarterly Highs and Lows
Second Quarter 2015 (from April 8, 2015)	13.00	8.00
Third Quarter 2015	9.17	4.11
Fourth Quarter 2015	7.90	4.76
First Quarter 2016	6.20	3.83

Monthly Highs and Lows
October 2015	7.90	6.08
November 2015	7.69	6.71
December 2015	7.19	4.76
January 2016	6.20	4.17
February 2016	6.20	4.20
March 2016	4.94	3.83
April 2016 (through April 27, 2016)	4.31	3.75

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our ADSs are listed on The NASDAQ Global Market under the symbol “WOWO”. Each ADS represents 18 ordinary shares.

D.	Selling shareholders

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Our authorized share capital consists of US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each. As of December 31, 2015, we had 1,476,208,670 ordinary shares outstanding.

B.	Memorandum and articles of association.

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2013 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our third amended and restated memorandum and articles of association do not permit us to issue bearer shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law and to the third amended and restated articles of association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of at least two-thirds of votes cast attached to the ordinary shares in a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our third amended and restated articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Transfer of Ordinary Shares

Subject to the restrictions contained in our third amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. Our board of directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us or such other place at which the register of members is kept in accordance with Cayman Islands law, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as the board may from time to time require is paid to us in respect thereof; and (f) the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Share Repurchases

We are empowered under our third amended and restated memorandum of association to purchase our shares subject to the Companies Law and our third amended and restated articles of association. Our third amended and restated articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Law and, where applicable, the rules of the Nasdaq Global Market and the applicable regulatory authority.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our third amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution: (a) increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe; (b) consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares; (c) sub-divide our existing shares, or any of them into shares of a smaller amount; or (d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled. We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein: (a) the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member; (b) the date on which the name of any person was entered on the register as a member; and (c) the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members should be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when (a) a company acts or proposes to act illegally or ultra vires; (b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

In addition, directors of a Cayman Islands company must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board. Our third amended and restated memorandum and articles of association provides that a director with an interest (direct or indirect) in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he is or has become so interested.

A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our third amended and restated memorandum and articles of association and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our third amended and restated articles of association, on the requisition of shareholders representing not less than 30% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our third amended and restated articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.	Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company”, elsewhere in this annual report or below.

Divestment of Group Buying Business

We and Century Winning Limited, a British Virgin Islands company unaffiliated to us, entered into a Share Purchase Agreement in September 2015, pursuant to which Century Winning Limited acquired our group buying business from us for a nominal consideration.

D.	Exchange controls.

Regulations on Foreign Exchange

Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiary.

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

SAFE Circular 37

In July 2014, SAFE issued SAFE Circular 37, which supersedes SAFE Circular 75, and requires that PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. In addition, the SAFE registrations are required to be updated with local SAFE branch with respect to that offshore special purpose company in connection with the change of its basic information, such as its company name, business term, shareholding by individual PRC citizens or residents, merger, or division and, with respect to the individual PRC citizens or residents in case of any increases or decreases of capital in that offshore special purpose company, or share transfers or swaps by the individual PRC citizens or residents

We understand that most of our PRC citizen or resident beneficial owners have completed registration with the local counterpart of SAFE in Beijing. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37 or other related regulations. Failure to comply with the required SAFE registration and updating requirements described above could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition”.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options would be subject to these regulations upon the completion of our initial public offering. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares would be subject to PRC individual income tax. Our PRC subsidiary have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we could face sanctions imposed by the tax authorities or other PRC government authorities. In addition, under the SAFE Circular 37 effective from July 2014, the individual PRC citizens or residents who are directors, supervisors, senior management or other employees of an enterprise in the PRC that is directly or indirectly controlled by an overseas non-listed special purpose company and participate in any stock incentive plan of such non-listed special purpose company, can submit relevant materials to the relevant local SAFE branch for the foreign exchange registration before the exercise of the share option. However, as a newly implemented regulation, specific terms of SAFE Circular 37 remain subject to interpretation and application by SAFE.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions”.

Foreign Exchange Administration Applicable to Direct Investment

In February 2015, SAFE further simplified and improved the policies of Foreign Exchange Administration Applicable To Direct Investment, two administrative examination and approval items, i.e. verification and approval of foreign exchange registration under domestic direct investment, and verification and approval of foreign exchange registration under overseas direct investment, shall be abolished. Instead, banks shall, in accordance with this Notice and the Operating Guidelines for Foreign Exchange Services under Direct Investment, directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. The SAFE and its branches will then conduct indirect regulation of Foreign Exchange Registration of Direct Investment via banks. Pursuant to these rules, foreign investors can directly invest into PRC entities without prior verification and approval of foreign exchange registration from SAFE.

Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises

In March 2015, SAFE reformed the administrative approach regarding the settlement of the foreign exchange capitals of foreign-invested enterprises. Foreign-invested enterprises will be allowed to settle their foreign exchange capitals on a discretionary basis. It means a foreign-invested enterprise may, based on its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. However, a foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for any of the following purposes: (1) directly or indirectly, using the foregoing funds for expenditure beyond its business scope or expenditure prohibited by State laws and regulations; (2) directly or indirectly, using the foregoing funds for investment in securities, unless otherwise prescribed by laws and regulations; (3) directly or indirectly, using the foregoing funds for disbursing RMB entrusted loans(unless permitted under its business scope), repaying inter-corporate borrowings (including third-party advances) and repaying RMB bank loans that have been sub-lent to third parties; or (4) using the foregoing funds to pay for the expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise.

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

The following is a general summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands does not impose any withholding taxes on dividends paid to shareholders by a Cayman Islands corporation, nor does the Cayman Islands impose any other taxes on shareholders of a Cayman Islands corporation who are not themselves residents of the Cayman Islands. The Cayman Islands is not a party to any tax treaties that are applicable to any payments made to or by our company.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign enterprise holders of our ADSs or ordinary shares may be subject to a 10% PRC income tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we could be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation”. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market. Provided, and thus, pursuant to United States Treasury Department guidance, our ADSs are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that do not back ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation. For discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or to the extent that such United States Holders elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, for United States federal income tax purpose for the taxable year in which such dividends are paid or for the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. In that case, PRC withholding taxes on dividends, (limited, in the case of a U.S. holder who qualifies for the benefits of the Treaty, to the extent not exceeding the applicable dividend withholding rate under the Treaty), generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and generally will constitute passive category income. Furthermore, if you have not held the ADSs or ordinary shares for more than 15 days during the 31-day period beginning 15 days before the ex-dividend date (during which you are not protected from risk of loss), or are obligated to make payments related to the dividends, you generally will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Furthermore, cash is categorized as a passive asset and our goodwill is generally taken into account unless, for United States federal income tax purposes, we are a “controlled foreign corporation”, or CFC, that is not a “publicly traded corporation for the taxable year”. We believe that we qualify as a “publicly traded corporation” for the 2015 taxable year, and we anticipate that we will qualify as a “publicly traded corporation” for the 2016 taxable year and all future taxable years and therefore we would be able to take into account our goodwill for such taxable years. In estimating the value of our goodwill, we generally take into account our anticipated market capitalization. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We do not believe we were a PFIC for our 2013, 2014 or 2015 taxable years. However, in light of our significant cash balances, uncertainty regarding how much of the gain from the sale of our group buying and B2C e-commerce business would be treated as passive income, and, as discussed above, the uncertainty as to the extent, if any, that our goodwill may be taken into account, we may have been a PFIC for the 2013, 2014 or 2015 taxable years. In addition, for 2015, because we were unable to prepare a balance sheet for our third quarter, we conducted our analysis using the average of the balance sheets from our second and fourth quarters in lieu of the third quarter balance sheet. With respect to our 2016 taxable year and foreseeable future taxable years, and subject to the uncertainty regarding the treatment of our contractual arrangements with our consolidated affiliated entities (discussed below), we presently do not anticipate that we will be a PFIC based upon the expected composition of our income and assets and the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs and ordinary shares). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC for our 2016 taxable year or any future taxable year due to changes in our asset or income composition or the value of our assets. Because the value of our assets may be determined by reference to our market capitalization, and because the market price of our ADSs and ordinary shares may be volatile, a decrease in the price of our ADSs may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in our initial public offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. In addition, it is not entirely clear how the contractual arrangements between us and our consolidated affiliated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, we may be treated as a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to you for all succeeding taxable years during which you hold our ADSs or ordinary shares, and you will be subject to the special tax rules discussed below, except if you have made a mark-to-market election as discussed below. However, if we are a PFIC for any taxable year and subsequently cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election, or a Purging Election, to recognize gain (but not loss) in the manner described below as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. After the Purging Election, your ADSs or ordinary shares will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your own tax advisors about the availability of this election, and whether making the election would be advisable in your particular circumstances.

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

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election will be available to holders of ADSs as long as the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, and are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the ordinary shares, are listed on the Nasdaq Global Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the underlying ordinary shares represented by our ADSs. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. You are advised to read the registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

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

All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov. This information can also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

We intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.55.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of nil, nil and US$7.4 thousand for the year ended December 31, 2013, 2014 and 2015, respectively. We had cash and cash equivalents of US$11.2 million as of December 31, 2015. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$112 thousand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Services:		Fees:

•	Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to US$0.05 per ADS issued

•	Cancellation of ADSs	Up to US$0.05 per ADS cancelled

•	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held

•	Distribution of ADSs pursuant to (i0 stock dividends or other fee stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held

•	ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We have received US$0.8 million from the depositary until the date of this annual report.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 14E.	Use of Proceeds.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-201413) for our initial public offering of 4,000,000 ADSs, representing 72,000,000 ordinary shares, for an aggregate offering price of US$40,000,000. The registration statement was declared effective by the SEC on March 31, 2015. We completed our initial public offering on April 8, 2015. Including the securities sold pursuant to the exercise of the over-allotment option by the underwriters, we sold an aggregate of 4,220,000 ADSs, representing 75,960,000 ordinary shares, in the offering.

We received net proceeds of approximately US$37.3 million from our initial public offering, including the exercise of the over-allotment option by the underwriters, after deducting approximately US$1.9 million for underwriting discounts and commissions and approximately US$3.0 million for other expenses.

We used US$30.0 million from our initial public offering for our acquisition of JMU in June 2015 and the rest in our day-to-day operations.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

After our acquisition of JMU, the scope of our internal controls over financial reporting was also enlarged significantly. We also performed a related assessment based on this new control environment and change in scope.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, management concluded that these controls were not effective at December 31, 2015, based on the following internal control matters that constitute material weaknesses:

•	We did not maintain sufficient controls over the financial reporting processes due to an insufficient complement of internal personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP to ensure that the consolidated financial statements were prepared in compliance with U.S. GAAP and SEC requirements properly;

•	We did not establish and maintain a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP;

•	We did not establish a formal risk assessment process;

•	We did not maintain an effective internal control function due to the lack of a qualified internal control team with sufficient experience. Furthermore, we did not implement adequate and proper supervisory review to ensure that any significant internal control deficiencies can be detected and remediated timely since an internal control team was not in place in 2015.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm pursuant to the transition periods established by rules of the SEC for an Emerging Growth Company.

Changes in Internal Control over Financial Reporting

We and our auditor identified additional one material weakness in our internal control over financial reporting, that we did not have a qualified internal control team with sufficient control experience.

To remediate the material weaknesses described above in “Management's Report on Internal Control over Financial Reporting,” we are implementing the plan and measures described below, and we will continue to evaluate and may in the future implement additional measures.

We have planned remediation measures for the hiring and training of personnel which are intended to generally address these material weaknesses by ensuring that we will have sufficient personnel with knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements. These measures include the following:

•	During the year 2015, we hired an outside consulting team to assist our management to review our annual consolidated financial report during this transition period. At the same time we have started to establish relevant accounting policies and procedures.

•	We plan to hire and train up our staff internally in 2016 with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of U.S. GAAP and financial reporting disclosure under the requirement of SEC rules. We will recruit a manager-level staff member who is responsible for preparing and reviewing our consolidated financial statements under U.S. GAAP in early 2016. In the meanwhile, we intend to retain the services of outside consultants to provide us with transition period support;

•	We will complete the establishment of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP in the first half of 2016;

•	A new internal control team will be set up in 2016, and a complete risk assessment will be conducted and relevant key controls will be designed and implemented after the internal control team is on board. We will also maintain the support from the third party internal control expert to assist our full scope risk assessment and internal control system establishment, implementation and improvement; and

•	We have recruited a manager-level staff member responsible for internal control, Additionally, we will maintain the internal control consulting service from outside service providers before a competent in-house internal control and internal audit team are established.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Mr. Tianruo (Robert) Pu, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

Item 16B.	Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics which is applicable to our directors, officers and employees. Our code of business conduct and ethics has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-201413) initially filed with the SEC on January 9, 2015.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP for the periods indicated.

	Year Ended December 31,
	2014	2015
	USD	USD
	(in thousands)
Audit fees (1)	192	1,200
Audit-related fees (2)	600	—
Total	792	1,200

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services rendered by our principal external auditors, which mainly included assurance services rendered in connection with our Form F-1 filing during the year 2014 from August to December.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

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

We have informed NASDAQ that we will follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3).

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33⅓% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits.

Exhibit No.	Description of Exhibit

1.1	Third Amended and Restated Memorandum and Articles of Association of Wowo Limited (incorporated by reference to exhibit 3.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

2.1	Deposit Agreement by and among the Wowo Limited and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

4.2	English translation of the Amended and Restated Exclusive Call Option Agreement entered into by and among shareholders of Beijing Wowo Tuan and Wowo Shijie, dated August 6, 2014 (incorporated by reference to exhibit 10.4 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.3	English translation of the Amended and Restated Exclusive Consulting and Service Agreement entered into by and between Beijing Wowo Tuan and Wowo Shijie, dated August 6, 2014 (incorporated by reference to exhibit 10.5 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.4	English translation of the Amended and Restated Equity Pledge Agreement entered into by and among shareholders of Beijing Wowo Tuan and Wowo Shijie, dated August 6, 2014 (incorporated by reference to exhibit 10.6 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.5	English translation of the Amended and Restated Exclusive Call Option Agreement entered into by and among shareholders of Kai Yi Shi Dai and Wowo Shijie, dated August 6, 2014 (incorporated by reference to exhibit 10.7 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.6	English translation of the Amended and Restated Exclusive Consulting and Service Agreement entered into by and between Kai Yi Shi Dai and Wowo Shijie, dated August 6, 2014 (incorporated by reference to exhibit 10.8 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.7	English translation of the Amended and Restated Equity Pledge Agreement entered into by and among shareholders of Kai Yi Shi Dai and Wowo Shijie, dated August 6, 2014 (incorporated by reference to exhibit 10.9 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.8	English translation of Power of Attorney relating to Beijing Wowo Tuan dated August 6, 2014 (incorporated by reference to exhibit 10.10 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.9	English translation of Power of Attorney relating to Kai Yi Shi Dai dated August 6, 2014 (incorporated by reference to exhibit 10.11 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.10*	Master Exclusive Service Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.

4.11*	Business Cooperation Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.

4.12*	Exclusive Option Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.

4.13*	Equity Interest Pledge Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.

4.14*	Proxy Agreement and Power of Attorney, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.

4.15	Share Purchase Agreement, dated as of June 5, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.16	Amendment to Share Purchase Agreement, dated as of September 7, 2015, by and between Wowo Limited, New Admiral Limited and the representative of the sellers (incorporated by reference to exhibit 99.6 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.17	Share Subscription Agreement, dated as of June 5, 2015, by and between Wowo Limited and Maodong Xu (incorporated by reference to exhibit 99.2 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.18	Amendment to Subscription Agreement, dated as of September 7, 2015, by and between Wowo Limited and Maodong Xu (incorporated by reference to exhibit 99.3 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.19	Registration Rights Agreement, dated as of June 8, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu (incorporated by reference to exhibit 99.8 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.20	Lock-Up Agreement, dated as of June 8, 2015, by and between Wowo Limited and Maodong Xu (incorporated by reference to exhibit 99.9 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.21	Lock-Up Agreement, dated as of June 8, 2015, by and between Wowo Limited and Xiaoxia Zhu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 18, 2015)

4.22	Lock-Up Agreement, dated as of June 8, 2015, by and between Wowo Limited and Huimin Wang (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 19, 2015)

4.23*	Working Capital Provision Agreement, dated as of April 20, 2015, by and between Wowo Limited, Xiaoxia Zhu and Huimin Wang

4.24*	Share Purchase Agreement, dated as of September 7, 2015 by and between Wowo Limited and Century Winning Limited

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to exhibit 99.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b)

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b)

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Beijing Dentons Law Offices, LLP

15.3*	Consent of Maples and Calder

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WOWO LIMITED

By:	/s/ Xiaoxia Zhu
	Name:	Xiaoxia Zhu
	Title:	Chief Executive Officer

Dated: April 29, 2016

WOWO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WOWO LIMITED

We have audited the accompanying consolidated balance sheets of Wowo Limited (the "Company"), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years ended December 31, 2015, in conformity with the accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group’s recurring losses from operations and shareholders’ equity raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2016

WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31, 2014	December 31, 2015

Assets
Current assets:
Cash	$1,317	$11,151,900
Accounts receivable, net	—	3,748,398
Inventories, net	—	94,409
Prepaid expenses and other current assets	227,110	25,281,434
Amounts due from related parties	—	806,423
Current assets of discontinued operations	10,077,125	—
Total current assets	10,305,552	41,082,564
Property and equipment, net	—	478,075
Acquired intangible assets, net	—	50,562,945
Goodwill	—	250,650,500
Non-current assets of discontinued operations	10,037,787	—
Total assets	20,343,339	342,774,084
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to Wowo Limited of nil and $3,818,023 as of December 31, 2014 and 2015, respectively)	—	3,831,218
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to Wowo Limited of nil and $19,134,673 as of December 31, 2014 and 2015, respectively)	—	19,970,456
Advance from customers (including advance from customers of consolidated VIE entities without recourse to Wowo Limited of nil and $828,437 as of December 31, 2014 and 2015, respectively)	—	828,437
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to Wowo Limited of nil and $319,767 as of December 31, 2014 and 2015, respectively)	—	319,767
Current liabilities of discontinued operations	67,500,288	—
Total current liabilities	67,500,288	24,949,878
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to Wowo Limited of nil and nil as of December 31, 2014 and 2015, respectively)	61,965,277	—
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to Wowo Limited of nil and nil as of December 31, 2014 and 2015, respectively)	—	502,180
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to Wowo Limited of nil and nil as of December 31, 2014 and 2015, respectively)	—	12,640,736
Total liabilities	129,465,565	38,092,794

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31, 2014	December 31, 2015

Commitments and contingency (Note 18)
Mezzanine equity:
Series A-1 convertible redeemable preferred shares ($0.00001 par value; total 20,000,000 preferred shares authorized, 12,202,988 and nil shares issued and outstanding, liquidation value $10,055,909 and nil as of December 31, 2014 and 2015, respectively)	6,756,046	—
Series A-2 convertible redeemable preferred shares ($0.00001 par value; total 122,029,877 preferred shares authorized, 122,029,877 and nil shares issued and outstanding, liquidation value $100,559,091 and nil as of December 31, 2014 and 2015, respectively)	99,356,343	—
Series B convertible redeemable preferred shares ($0.00001 par value; total 30,507,471 preferred shares authorized, 30,507,471 and nil shares issued and outstanding, liquidation value $25,139,774 and nil as of December 31, 2014 and 2015, respectively)	18,541,539	—
Total mezzanine equity	124,653,928	—
Deficit:
Ordinary shares ($0.00001 par value; 1,827,462,652 shares authorized, 303,886,640 and 1,476,208,670 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	3,039	14,447
Additional paid-in capital	—	630,469,782
Accumulated deficit	(233,140,944)	(326,711,132)
Accumulated other comprehensive (loss)/income	(681,493)	908,193
Total Wowo Limited shareholders’ (deficit)/equity	(233,819,398)	304,681,290
Non controlling interests of discontinued operations	43,244	—
Total (deficit)/equity	(233,776,154)	304,681,290
TOTAL lIABILITIES, mEZZANINE eQUITY AND DEFICIT/EQUITY	$20,343,339	$342,774,084

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2013	2014	2015

Revenues	$—	$—	$11,477,552
Cost of revenues	—	—	(13,220,386)
Gross loss	—	—	(1,742,834)
Operating expenses:
Selling and marketing	—	—	(5,360,044)
General and administrative (including share-based compensation of nil, $4,190,449 and nil for the years ended December 31, 2013, 2014 and 2015, respectively)	(73,090)	(4,323,253)	(12,911,773)
Impairment of goodwill	—	—	(85,934,770)
Total operating expenses	(73,090)	(4,323,253)	(104,206,587)
Loss from operations	(73,090)	(4,323,253)	(105,949,421)
Interest income	1	4	7,392
Other expenses, net	—	—	46,210
Loss before provision for income taxes	(73,089)	(4,323,249)	(105,895,819)
Provision for income tax benefits	—	—	1,249,696
Loss from continuing operations	(73,089)	(4,323,249)	(104,646,123)

Discontinued operations:
(Loss)/income from discontinued operations (including gain of $47,390,421 upon disposal in the year ended December 31, 2015)	(32,179,774)	(39,546,576)	11,075,935
Provision for income tax benefits	80,519	—	—
(Loss)/income from discontinued operations, net of tax	(32,099,255)	(39,546,576)	11,075,935

Net loss	(32,172,344)	(43,869,825)	(93,570,188)
Less: Net loss attributable to noncontrolling interests	—	(13,478)	—
Net loss attributable to Wowo Limited	(32,172,344)	(43,856,347)	(93,570,188)

Accretion for Series A-1 convertible redeemable preferred shares	1,199,007	1,445,125	442,409
Accretion for Series A-2 convertible redeemable preferred shares	34,336,421	36,947,001	1,202,748
Accretion for Series B convertible redeemable preferred shares	2,106,420	2,422,383	720,194
Net loss attributable to holders of ordinary shares of Wowo Limited	$(69,814,192)	$(84,670,856)	$(95,935,539)
Net loss per ordinary shares
Basic	$(0.23)	$(0.28)	$(0.09)
Diluted	(0.23)	(0.28)	(0.09)
Net loss per ordinary shares from continuing operations
Basic	(0.00)	(0.03)	(0.10)
Diluted	(0.00)	(0.03)	(0.10)
Net loss per ordinary shares from discontinued operations
Basic	(0.23)	(0.25)	0.01
Diluted	(0.23)	(0.25)	0.01
Net income per Series A-1 preferred shares—Basic	0.10	0.12	0.14
Net income per Series A-2 preferred shares—Basic	0.28	0.30	0.04
Net income per Series B preferred shares—Basic	$0.07	$0.08	$0.09
Weighted average shares used in calculating net loss per ordinary shares
Basic
Continuing operations	303,886,640	303,886,640	1,001,754,524
Discontinued operations	303,886,640	303,886,640	1,001,754,524
Diluted
Continuing operations	303,886,640	303,886,640	1,001,754,524
Discontinued operations	303,886,640	303,886,640	1,043,473,265
Weighted average shares used in calculating net loss per
Series A-1 preferred shares	12,202,988	12,202,988	3,242,986
Series A-2 preferred shares	122,029,877	122,029,877	32,429,858
Series B preferred shares	30,507,471	30,507,471	8,107,465

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015

Net loss	$(32,172,344)	$(43,869,825)		$(93,570,188)
Other comprehensive (loss)/income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(1,390,936)	2,031,505		1,589,686
Comprehensive loss	(33,563,280)	(41,838,320)		(91,980,502)
Less: comprehensive loss attributable to noncontrolling interests	—	(13, 353)		—
Comprehensive loss attributable to Wowo Limited’s shareholders	$(33,563,280)	$(41,824,967)	$	(91,980,502)

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except share and per share data)

	Ordinary shares		Additional	Subscription	Accumulated	Accumulated other comprehensive	Total Wowo Limited shareholders’	Noncontrolling	Total shareholders’
	Shares	Amount	paid-in capital	receivable	deficit	loss	(deficit)/equity	interests	(deficit)/equity
Balance as of January 1, 2013	303,886,640	$3,039	$43,761,660	$(3,000)	$(129,033,247)	$(1,321,937)	$(86,593,485)	$—	$(86,593,485)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(37,641,848)	—	—	—	(37,641,848)	—	(37,641,848)
Net loss	—	—	—	—	(32,172,344)	—	(32,172,344)	—	(32,172,344)
Share-based compensation	—	—	909,904	—	—	—	909,904	—	909,904
Other comprehensive loss	—	—	—	—	—	(1,390,936)	(1,390,936)	—	(1,390,936)
Balance as of December 31, 2013	303,886,640	$3,039	$7,029,716	$(3,000)	$(161,205,591)	$(2,712,873)	$(156,888,709)	$—	$(156,888,709)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(12,735,503)	—	(28,079,006)	—	(40,814,509)	—	(40,814,509)
Net loss	—	—	—	—	(43,856,347)	—	(43,856,347)	(13,478)	(43,869,825)
Share-based compensation	—	—	5,762,384	—	—	—	5,762,384	—	5,762,384
Subscription received	—	—	—	3,000	—	—	3,000	—	3,000
Other comprehensive income	—	—	—	—	—	2,031,380	2,031,380	125	2,031,505
Partial disposal of a VIE	—	—	(56,597)	—	—	—	(56,597)	56,597	—
Balance as of December 31, 2014	303,886,640	$3,039	$—	$—	$(233,140,944)	$(681,493)	$(233,819,398)	$43,244	$(233,776,154)
Issuance of ordinary shares upon IPO	75,960,000	$760	37,293,840	—	—	—	37,294,600	—	37,294,600
Ordinary shares converted to ADS shares for future exercise of share options (Note 12)	31,496,832	—	—	—	—	—	—	—
Options exercised	6,866,280	69	105,839	—	—	—	105,908	—	105,908
Conversion of Mr. Xu's indebtness into ordinary shares	124,835,802	1,248	69,351,975	—	—	—	69,353,223	—	69,353,223
Conversion of Series A-1, Series A-2 and Series B convertible redeemable preferred shares into ordinary shares	164,740,336	1,647	127,017,632	—	—	—	127,019,279	—	127,019,279
Issuance of shares as a consideration for acquisition of JMU	741,422,780	7,414	376,957,523	—	—	—	376,964,937	—	376,964,937
Issuance of ordinary shares to Mr. Xu	27,000,000	270	14,999,730	—	—	—	15,000,000	—	15,000,000
Share-based compensation	—	—	7,176,600	—	—	—	7,176,600	—	7,176,600
Purchase the noncontrolling interests of subsidiaries	—	—	(68,006)	—	—	—	(68,006)	(43,244)	(111,250)
Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares	—	—	(2,365,351)	—	—	—	(2,365,351)	—	(2,365,351)
Net loss	—	—	—	—	(93,570,188)	—	(93,570,188)	—	(93,570,188)
Other comprehensive income	—	—	—	—	—	1,589,686	1,589,686	—	1,589,686
Balance as of December 31, 2015	1,476,208,670	$14,447	$630,469,782	$—	$(326,711,132)	$908,193	$304,681,290	$—	$304,681,290

The accompanying notes are an integral part of these consolidated financial statements.

WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015

Cash flows from operating activities:
Net loss	$(32,172,344)	$(43,869,825)	$	(93,570,188)
Less: Net (loss)/income from discontinued operations	(32,099,255)	(39,546,576)		11,075,935
Net loss from continuing operations	(73,089)	(4,323,249)		(104,646,123)
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Share-based compensation	—	4,190,449		—
Depreciation and amortization	—	—		4,949,036
Impairment of goodwill				85,934,770
Changes in operating assets and liabilities:
Accounts receivable	—	—		(3,008,932)
Inventories, net	—	—		957,133
Amount due from related parties	—	—		8,512,188
Prepaid expenses and other current assets	(116,968)	(110,778)		(18,524,604)
Accounts payable	—	—		1,873,123
Amounts due to related parties	—	—		(2,739,467)
Accrued expenses and other current liabilities	(42,866)	(16,863)		16,708,637
Other non-current liabilities	—	—		502,180
Deferred income taxes	—	—		(1,249,696)
Net cash used in continuing operations	(232,923)	(260,441)		(10,731,755)
Net cash used in discontinued operations	(28,520,393)	(31,699,619)		(22,799,544)
Net cash used in operating activities	(28,753,316)	(31,960,060)		(33,531,299)

Cash flows from investing activities:
Purchase of property and equipment	—	—		(93,317)
Payments for acquisition of business (net of cash acquired of nil, nil and $20,196,362 for the years ended December 31, 2013, 2014 and 2015, respectively)	—	—		(9,803,638)
Net cash used in continuing operations	—	—		(9,896,955)
Net cash provided by (used in) discontinued operations	2,118,463	(586,534)		(1,999,364)
Net cash provided by (used in) investing activities	2,118,463	(586,534)		(11,896,319)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	—	—		40,294,600
Payments for IPO costs	—	(874,628)		(2,125,372)
Received from / (Payment to) related parties	24,587,142	36,291,479		(250,000)
Subscription proceeds received	—	3,000		—
Proceeds from option exercise	53,136	—		—
Proceeds from issuance of ordinary shares to Mr. Xu	—	—		15,000,000
Net cash provided by (used in) continuing operations	24,640,278	35,419,851		52,919,228
Net cash provided by discontinued operations	(1,904,218	(1,651,880)		1,963,650
Net cash provided by financing activities	22,736,060	33,767,971		54,882,878
Effect of exchange rate changes	70,724	5,490		50,468
(Decrease)/increase in cash	(3,828,069)	1,226,867		9,505,728

Cash, beginning of the year	4,247,374	419,305		1,646,172
Cash, end of the year	$419,305	$1,646,172		$11,151,900
Supplement disclosure of cash flow information:
Income taxes paid	$2,727	$—		$—
Interest paid	$136,655	$104,084		$—

The accompanying notes are an integral part of these consolidated financial statements

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Wowo Limited (the "Company") was incorporated in Cayman Islands on July 13, 2011. The Company and its subsidiaries, variable interest entities ("VIEs") and VIEs’ subsidiaries (the "Group") are primarily engaged in providing the e-commerce platform networking services, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons and also allow local merchants to create online stores and make direct sales to their target customers for consumption at their brick and mortar stores in the People’s Republic of China ("PRC").

On April 8, 2015, the Company completed its IPO in NASDAQ ("National Association of Securities Dealers Automated Quotation") by offering 4 million ADSs ("American Depositary Shares"), representing 72 million ordinary shares, and received net proceeds of $35.2 million. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million of ordinary shares to the underwriter for exercising the over-allotment option at price of $10 per ADS and received net proceeds of $2.1 million.

On June 5, 2015, the Company and its wholly owned subsidiary, New Admiral Limited ("New Admiral") entered into an agreement to acquire Join Me Group (HK) Investment Company Limited ("JMU") with a consideration of 741,422,780 ordinary shares of the Company and $30,000,000 in cash. On that date JMU, which operates a business-to-business ("B2B") online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry, became a wholly owned subsidiary of the Company. JMU engages primarily in the sale of rice, flavor, bean oil, seafood, wine and some other types of generic food and beverage products through its website ccjoin.com.

On September 9, 2015, the Company sold all of its equity interests in Wowo Group Limited, a subsidiary of the Company, together with all of its subsidiaries and consolidated VIEs and their respective subsidiaries (collectively, the "Group Buying Entities"), which were engaged in the Company’s group buying business and other non-foodservice-related businesses. The sale was pursuant to a definitive agreement entered into between the Company and Century Winning Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (the "Buyer"), in exchange for the Buyer’s payment of $1 and the assumption of $47,390,420 of net liabilities of the Group Buying Entities.

This disposal represents a strategic shift and has a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the Group Buying Entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2014, the consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2013 and 2014 are adjusted retrospectively to reflect this change. Additionally, the presentation of the accompanying notes will not include the financial information as of and for the year ended December 31, 2014 if they were nil due to the disposal mentioned above.

As of December 31, 2015, details of the Group’s subsidiaries, VIE and VIE’s subsidiaries were as follows:

	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
New Admiral Limited ("New Admiral")	April 27, 2015	Cayman Islands	100%
Join Me Group (HK) Investment Company Limited ("JMU")	June 8, 2015	Hong Kong	100%
Join Me Group Supply Chain Management Company Limited("JMU Supply Chain")	October 15, 2015	Hong Kong	100%
Shanghai Zhongming Supply Chain Management Co., Ltd. ( "Shanghai Zhongming" or "WOFE" )	June 8, 2015	PRC	100%

VIE:
Shanghai Zhongmin Supply Chain Management Co., Ltd. ("Shanghai Zhongmin")	June 8, 2015	PRC	N/A
VIE’s subsidiaries:
Hefei Zhonglian Supply Chain Management Co., Ltd. ("Hefei Zhonglian")	June 8, 2015	PRC	N/A
Suzhou Zhongming Internet Technology Co., Ltd. ( "Suzhou Zhongming")	June 8, 2015	PRC	N/A
Shanghai Zhonglan Supply Chain Management Co., Ltd. ("Shanghai Zhonglan")	June 8, 2015	PRC	N/A
Shanghai Changzhong Supply Chain Management Co., Ltd. ("Shanghai Changzhong")	June 8, 2015	PRC	N/A

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership
Ningbo Jiangdong Zhongmin Supply Chain Management Co., Ltd. ( “ Ningbo Jiangdong ” )	June 8, 2015	PRC	N/A
Nanjing Zhongminyuan Internet Technology Co., Ltd. ( “ Nanjing Zhongminyuan ” )	June 8, 2015	PRC	N/A
Wuhan Zhongmin Supply Chain Management Co., Ltd. ( “ Wuhan Zhongmin ” )	June 8, 2015	PRC	N/A
Nanchang Zhongmin Supply Chain Management Co., Ltd. ( “ Nanchang Zhongmin ” )	June 8, 2015	PRC	N/A
Yanbian Zhongyue Supply Chain Management Co., Ltd. ( “Yanbian Zhongyue” )	June 8, 2015	PRC	N/A
Beijing Zhonglan Supply Chain Management Co., Ltd. ( “Beijing Zhonglan” )	June 8, 2015	PRC	N/A
Zhenjiang Zhongyuan Supply Chain Management Co., Ltd. ( “Zhenjiang Zhongyuan” )	June 8, 2015	PRC	N/A
Taiyuan Zhongmin Supply Chain Management Co., Ltd. ( “Taiyuan Zhongmin” )	June 8, 2015	PRC	N/A

The VIE arrangements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting internet content and other restricted businesses. To comply with these PRC laws and regulations, the Company conducts substantially all its businesses through the VIE and VIE’s subsidiaries. To provide the Company control over the VIE and the rights to the expected residual returns of the VIE and VIE’s subsidiaries, WOFE entered into a series of contractual arrangements as described below with the VIE including Shanghai Zhongmin and their shareholders.

Prior to the acquisition of JMU, JMU formed contractual arrangements through its wholly owned subsidiary Zhongming with the VIE. As a result of the Company's acquisition of JMU, the Company through JMU's wholly owned subsidiary, Zhongming, has (1) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the exclusive consulting and services agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive services agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIE.

Additionally, the previous VIE agreements entered into between Beijing Wowo Shijie Information Technology Co., Ltd. and Beijing Wowo Tuan Information Technology Co., Ltd. and Beijing Kai Yi Shi Dai Network Technology Co., Ltd. are no longer in force as a result of the disposal of Group Buying Entities.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE arrangements (continued)

•	Agreements that Transfer Economic Benefits and Risks to the Company

Master Exclusive Service Agreement and Business Cooperation Agreement. WOFE and Zhongmin entered into a Master Exclusive Service Agreement. Meanwhile, WOFE, Zhongmin and the shareholder of Zhongmin also entered into a Business Cooperation Agreement. Under these agreements, Zhongmin including its subsidiaries or any companies or entities under its control, agrees to engage WOFE as its provider for technical and business support services. Zhongmin shall pay to WOFE service fees determined based on the audited consolidated net profit of Zhongmin. WOFE shall exclusively own any intellectual property arising from the performance of the services set forth in the agreement. The service agreements shall remain effective upon the written confirmation issued by WOFE to Zhongmin and/or its shareholder 30 days before the termination. Zhongmin or its shareholder has no right to unilaterally terminate the agreement. The agreement provides WOFE the effective control over Zhongmin and its subsidiaries.

•	Agreements that Provide the Company with Effective Control over VIE

Equity Pledge Agreements. The shareholder of Zhongmin entered into an equity pledge agreement with the WOFE, under which the shareholder pledged all of the equity interests in Zhongmin to WOFE as collateral to secure performance of all obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement and Power of Attorney and the Exclusive Option Agreement (collectively, the "Principal Agreement"). The dividends generated by the pledged equity interests shall be deposited into the account designated by the WOFE and shall be used to pay the secured indebtedness prior and in preference to any other payment during the term of the pledge. If any event of default incurred under the Principal Agreement, WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests and shall be paid in priority with the proceeds recovered from the disposal.

Proxy Agreement and Power of Attorney. The shareholders of Zhongmin signed an irrevocable Proxy Agreement and Power of Attorney to appoint WOFE as the attorney-in-fact to act on Zhongmin's shareholder's behalf on all rights that the shareholder has in respect of such shareholder's equity interest in Zhongmin conferred by relevant laws and regulations and the articles of association of Zhongmin. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of Zhongmin held by the shareholder. The Proxy Agreement and Power of Attorney shall remain effective upon written confirmation issued by WOFE to Zhongmin and the shareholder 30 days before the termination. Zhongmin and the shareholder have no right to unilaterally terminate the agreement.

Exclusive Option Agreements. The shareholders of Zhongmin entered into an Exclusive Option Agreement with WOFE, pursuant to which WOFE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Zhongmin from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the WOFE or on a basis of the registration capital of Zhongmin. The term of the exclusive option agreement shall remain effective upon written confirmation issued by the WOFE to Zhongmin and the shareholder 30 days before the termination. Zhongmin and the shareholder have no right to unilaterally terminate the agreement.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure.

The Company believes that Zhongming’s contractual arrangements with the VIE and their respective subsidiaries are in compliance with PRC laws and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney. Zhongming has to vote on all matters requiring shareholder approval in the VIE entity. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	restrict or prohibit the Group to finance its business and operations in China;

•	shut down our servers or block the Group’s website;

•	require the Group to restructure our operations;

•	impose additional conditions or requirements with which the Group might not be able to comply, levy fines, confiscate the Group’s income or the income of its PRC subsidiary or affiliated PRC entities; or

•	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE, VIE’s subsidiaries, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE and VIE’s subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, Zhongming, the VIE and their respective subsidiaries.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

The following financial statement balances and amounts of the VIE and VIE’s subsidiaries were included in the accompanying audited consolidated financial statements as follows after the elimination of intercompany balances and transactions as of and for the year ended December 31, 2015:

December 31, 2015

Cash	$2,137,414
Accounts receivable, net	3,748,398
Prepaid expenses and other current assets	19,919,504
Inventories, net	94,409
Amounts due from related parties	661,275
Total current assets	26,561,000
Property and equipment, net	317,186
Total non-current assets	317,186
Total assets	$26,878,186
Accounts payable	3,818,023
Accrued expenses and other current liabilities	19,134,673
Advance from customers	828,437
Amounts due to related parties	319,767
Total current liabilities	24,100,900
Total liabilities	$24,100,900

For the year ended December 31, 2015

Revenues	$11,477,552
Net loss	$(8,052,187)

For the year ended December 31, 2015

Net cash provided by operating activities	$238,302
Net cash used in investing activities	$(44,228)
Net cash provided by financing activities	$—

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure. (Continued)

The VIE contributed an aggregate of nil, nil and 100% of the consolidated revenues for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the VIE accounted for an aggregate of nil and 7.8%, respectively, of the consolidated total assets, and nil and 63.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of cash and cash equivalents, prepaid expenses and other current assets and property and equipment. The recognized and unrecognized revenue-producing assets that are held by the VIE are primarily property and equipment.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholder of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

2.	GOING CONCERN

The Group experienced a net loss of approximately $32.2 million, $43.9 million and $93.6 million for the years ended December 31, 2013, 2014 and 2015, respectively, and negative cash flows from operations of approximately $28.8 million, $32.0 million and $33.5 million for the years ended December 31, 2013, 2014 and 2015, respectively. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. However, management believes the Group has the ability to fulfill its financial obligations and will continue as a going concern because its primary shareholders, Ms. Xiaoxia Zhu and Ms. Huimin Wang, have agreed in writing to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due through December 31, 2017. In April 2016, Ms. Huimin Wang provided interest-free loan to fund the Group’s daily operations with total amounts of $6,174,920 (equivalent to RMB 40,000,000).

The Group believes that it can realize its assets and satisfy its liabilities in the normal course of business with the financial support from Ms. Xiaoxia Zhu and Ms. Huimin Wang. As a result, the consolidated financial statements have been prepared assuming the Group will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Group is unable to continue as a going concern.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘‘US GAAP’’).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, and its consolidated subsidiaries, VIE and VIE’s subsidiaries which are accounted for under the voting interest model. All intercompany transactions and balances have been eliminated upon consolidation.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

Cash is the common form of the consideration paid for acquisitions. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets.

Revenue recognition

The Group recognizes revenue from the sales of rice, flavor, bean oil, seafood, wine and some other type of generic food and beverage products through its online platform ccjoin.com. The website also serves as an online platform to connect third party vendors and customers. The Group recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group utilizes delivery service providers to dispatch goods to its customers directly from its own warehouses. The Group recognizes revenue when the customers confirm the acceptance of the goods online once they receive the delivered goods. If the customers do not confirm the receipt of goods online timely, the online system will confirm automatically after the seven days from the delivery date. The sales returns are considered and estimated when the revenue recognized, but the historical returns on sales on ccjoin.com are inconsequential.

Revenue is recorded net of surcharges and value-added tax ("VAT") and related surcharges.

The Group primarily generates revenue from online direct sales and online platform services.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Online direct sales

The Group primarily sells rice, flavor, bean oil, seafood, wine and some other type of generic food and beverage products through online direct sales. The Group recorded revenue from online direct sales on a gross basis because the Group has the following indicators for gross reporting: it is the primary obligor of the sales arrangements, is subject to inventory risks of physical loss, has latitude in establishing prices, has discretion in suppliers' selection and assumes credit risks on receivables from customers. The Group also retains some of general inventory risks despite its arrangements to return goods to some vendors.

Online platform services

The Group also provides the online platform services to third-party sellers and purchasers for their transactions. The Group records the related revenue on a net basis, because the Group generally is not the primary obligor, does not bear the inventory risk, does not have the ability to establish the price and control the related shipping services when the online platform is utilized by third-party sellers and purchasers. For the year ended December 31, 2015, the Group did not charge any services fees to the third-party sellers and purchasers.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value-added tax

Value added tax ("VAT") on sales is calculated at 17% or 13% on revenue from products. The Group reports revenue net of VAT. VIE and VIE's subsidiaries that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of revenue

Costs of revenues primarily consist of purchased cost of the products sold related to online direct sales, payroll of the operating personnel, website hosting cost, processing fees paid to third-party payment platform, logistic fees paid to the third-party courier companies and amortization of acquired trade name/domain name.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and market promotion expenses, and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses are expensed as incurred.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Significant accounting estimates reflected in the Group’s consolidated financial statements include useful lives and impairment for property and equipment and acquired intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, return allowance, fair value of ordinary shares, share-based compensation and purchase price allocation. Actual results could differ from those estimates.

Cash

Cash consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased.

Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves.

Inventories

Inventory is stated at the lower of cost or market. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value for slow-moving merchandise and damaged goods. The amount of written-down depends upon factors such as whether the goods are returnable to vendors, historical and forecasted consumer demand, market condition and the promotional environment.

Written-down amounts are recorded in cost of goods sold in the consolidated statements of income (loss) and comprehensive loss, which were nil for the years ended December 31, 2013, 2014 and 2015.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and software	3 - 10 years

Acquired intangible assets

Acquired intangible assets with finite lives are carried at cost less accumulated amortization and impairment. Amortization of customer relationship is calculated using the estimated attrition pattern. Amortization of other finite lived intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The amortization period by major intangible asset classes is as follows:

Trade name/domain name	10 years
Non-compete agreement	4.5 years
Online platform	5 years
Customer relationship	5-10 years

Impairment of intangible assets with finite life

The Group evaluates the recoverability of its intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets.

Considering that the Group has recurring operating losses, the Group has determined to perform the annual impairment tests on December 31 of each year. As a result of the annual impairment test, no impairment loss was recognized for the years ended December 31, 2013, 2014 and 2015.

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

The Group has determined to perform the annual impairment tests on December 31 of each year. Prior to the acquisition of JMU, goodwill was attributable to the Group Buying business which is classified as discontinued operations in the year ended December 31, 2015. No goodwill impairment loss was recognized for this business for the years ended December 31, 2013 and 2014. The goodwill as of December 31, 2015 was attributable solely to the JMU business on which an impairment loss of $85,934,770 was recognized for the year ended December 31, 2015.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Income taxes

Current income taxes are provided in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

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

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”). The functional currency of the Company’s HK subsidiary JMU is Hong Kong dollars (“HK dollars”). The financial records of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling on the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The Company’s entities with functional currency of RMB and HK dollars translate their operating results and financial position into the U.S. dollars, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss.

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

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax, the tax effect is nil for the years ended December 31, 2013, 2014 and 2015.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Customers accounting for 10% or more of total revenue are:

For the year ended December 31,
Customer	2015

A	28.4%

Customers accounting for 10% or more of accounts receivable are:

As of December 31,
Customer	2015

A	99.9%

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

☐ Level 1—inputs are based upon quoted prices for instruments traded in active markets.

☐ Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

☐ Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from/to related parties, accounts receivable and accounts payable. The carrying values of cash, amounts due from/to related parties, accounts receivable and accounts payable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments (Continued)

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisition set out in Note 4.

Net loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and convertible redeemable participating preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be anti-dilutive.

Recent accounting pronouncements adopted

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2014-08 which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Company early adopted this ASU in January 2015. The effects of the pronouncement have been reflected in the consolidated financial statements.

Recent accounting pronouncements not yet adopted

In August, 2014, the FASB issued a new pronouncement ASU 2014-15 which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. Adoption of this guidance may have an effect on the Group's consolidated financial statements but the impact has not yet been evaluated by the Group.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements not yet adopted - continued

In February 2015, FASB issued a new pronouncement Inventory (Topic 330): Simplifying the Measurement of Inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On August 12, 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On September 25, 2015, the FASB issued ASU 2015-16 to simplify the accounting for measurement-period adjustments. The ASU, which is part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the cost and complexity of certain aspects of U.S. GAAP), was issued in response to stakeholder feedback that restatements of prior periods to reflect adjustments made to provisional amounts recognized in a business combination increase the cost and complexity of financial reporting but do not significantly improve the usefulness of the information. Under the ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU 2016-02 Leases. The core principle of this ASU will require lessees to present right-of-use assets and lease liabilities on their balance sheets.

ASU 2016-02 is effective for annual and interim periods beginning January 1, 2019. Early adoption of this ASU is permitted. Upon adoption of this ASU, the Group is required to recognize and measure leases at the beginning of the earliest period presented in the consolidated financial statements using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that the Company may elect to apply. The Group is currently evaluating and assessing the impact of this ASU will have on the Group's consolidated financial statements.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

4.	BUSINESS ACQUISITION

On June 5, 2015, the Company entered into an agreement to acquire JMU HK with a consideration of 741,422,780 ordinary shares of Wowo Limited and $30,000,000 in cash (the “Acquisition”).

741,422,780 shares were issued as part of consideration of which 311,842,983 was subject to lock-up period. One third of the lock-up shares will be removed on each anniversary date of the issuance date for three years. For those shares which are not subject to lock-up, the Company used the stock price of $10.39 per American Depositary Shares ("ADS") as of the acquisition date to determine the fair value. For those shares that are subject to lock-up, an average of 28% discount rate to the stock price has been used to determine the value of the consideration so as to reflect the impact of the restriction for each of the three years from the issuance date.

The transaction was considered as a business acquisition. The Company was determined as the accounting acquirer based on the facts and circumstances of the transaction including the Company’s payment of cash consideration for the equity interests of JMU and the Company’s relative size is larger than that of JMU.

Accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The preliminary purchase price for the acquisition was allocated as follows:

		Amortization
		Period

Net tangible assets	$28,793,669
Intangible assets:
Trade name/domain name	16,228,000	10 years
Non-compete agreement	10,096,000	4.5 years
Online platform	1,364,000	5 years
Customer relationships	27,760,000	5-10 years

Total	55,448,000

Deferred tax liabilities	(13,862,000)
Goodwill	336,585,270

Total consideration	$406,964,939

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth resulting from the Acquisition.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

4.	BUSINESS ACQUISITION - continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2014 and 2015 of the Group as if the acquisition had occurred on January 1, 2014. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	For the year ended
	December 31,
	2014	2015
	(unaudited)	(unaudited)

Pro forma revenues	$68,298	$11,522,525
Pro forma net loss	(16,439,806)	(115,066,695)
Pro forma net loss per ordinary share-basic	(0.02)	(0.09)
Pro forma net loss per ordinary share-diluted	(0.02)	(0.09)

5.	DISCONTINUED OPERATIONS

The disposal described in Note 1 represents a strategic shift and has a major effect on the Group’s results of operations. The Group Buying Entities is accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2013, 2014 and 2015. A gain of $47,390,421 was recognized on the disposal.

The financial results of the Group Buying Entities are set out below. The assets, liabilities, revenue and expenses have been reclassified as discontinued operations to retrospectively reflect the changes for the year ended December 31, 2014.

December 31,
2014

Carrying amounts of assets disposed

Cash	$1,644,855
Accounts receivable, net	1,225,386
Prepaid expenses and other current assets	7,206,884
Current assets of discontinued operations	10,077,125
Property and equipment, net	2,574,081
Goodwill	7,463,706
Non-current assets of discontinued operations	10,037,787
Total assets of discontinued operations	$20,114,912

Carrying amounts of liabilities disposed

Accounts payable	$22,679,754
Accrued expense and other current liabilities	21,669,131
Advance from customers	22,703,718
Amounts due to related parties	403,585
Income tax payable	44,100
Current liabilities of discontinued operations	67,500,288
Total liabilities of discontinued operations	$67,500,288

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

5.	DISCONTINUED OPERATIONS (Continued)

	For the years ended December 31,
	2013	2014	2015

Net revenues	$36,253,309	$30,073,452	$16,832,352
Cost of revenues	(6,583,501)	(7,040,383)	(2,927,148)

Gross profit	29,669,808	23,033,069	13,905,204

Operating expenses	(61,668,332)	(62,378,258)	(50,212,995)

Loss from operations	(31,998,524)	(39,345,189)	(36,307,791)

Gain from disposal of Group Buying Entities	—	—	47,390,421
Interest income	43,864	6,699	1,904
Interest expense	(136,655)	(11,798)	—
Other expenses, net	(89,354)	(196,288)	(8,599)
Gain from disposal of subsidiary	895	—	—

(Loss)/Income before income tax	(32,179,774)	(39,546,576)	11,075,935
Provision for income tax	80,519	—	—

(Loss)/Income from discontinuing operations attributable to owners of the Company	$(32,099,255)	$(39,546,576)	$11,075,935

Nature of the relationships with related parties:

Name	Relationship with the Company

Beijing Baifen Tonglian Media Technology Co., Ltd.	Controlled by Mr. Xu

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

5.	DISCONTINUED OPERATIONS (Continued)

As of December 31, 2014, the following balances were due to the related parties:

December 31,
2014

Amount due to Beijing Baifen Tonglian Media Technology Co., Ltd	403,585	(i)
$403,585

(i)	The amounts represents short messaging service (“SMS”) distribution platform fee, which has not been paid to Beijing Baifen Tonglian Media Technology Co., Ltd.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2014	2015

Receivables from third-party purchasers	$—	$16,510,091
Amount due from third parties	—	4,917,068
Advance to suppliers	—	2,475,752
Prepaid rental expenses and other deposits	—	865,219
Advance to employees	—	245,897
Prepaid professional service fee	227,110	34,002
Other current assets	—	233,405
	$227,110	$25,281,434

In connection with the online platform services, receivables from third-party purchasers represented the total amounts paid to third-party sellers on behalf of third-party purchasers through JMU online platform in a period less than one week without any charges.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

December 31,
2015

Computer and software	$571,564
Total	571,564
Less: accumulated depreciation	(93,489)
Property and equipment, net	$478,075

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 was nil, nil and $63,981, respectively.

8.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consisted of the following:

December 31,
2015

Trade name/domain name	$16,228,000
Non-compete agreement	10,096,000
Online platform	1,364,000
Customer relationship	27,760,000
Total	55,448,000
Less: Accumulated amortization	(4,885,055)
Acquired intangible assets, net	$50,562,945

The amortization expense of acquired intangible assets was nil, nil and $4,885,055 for the years ended December 31, 2013, 2014 and 2015, respectively. No impairment loss was recognized for the years ended December 31, 2013, 2014 and 2015.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

9.	GOODWILL

The changes in the goodwill balance for the years ended December 31, 2014 and 2015 is as follows:

December 31,
2015

Gross amount:
Beginning balance	$—
Addition	336,585,270
Ending balance	336,585,270
Accumulated impairment loss:
Beginning balance	—
Charge for the period	(85,934,770)
Ending balance	(85,934,770)
Goodwill, net	$250,650,500

The Group has one reporting unit. Applying discounted cash flows for its 2015 annual impairment test, the estimated fair value of the reporting unit was below the carrying amount of its net assets. Accordingly, the Group recorded an impairment loss of $85,934,770 for the year ended December 31, 2015.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

December 31,
2015

Payables to third-party sellers	$17,163,716
Accrued payroll and welfare	1,219,730
Payable for professional fee	858,577
Payables for rental fee	639,753
Others	88,680
Total accrued expenses and other current liabilities	$19,970,456

In connection with the online platform services, payable to third-party sellers represented the total amounts received from third-party purchasers on behalf of third-party sellers through JMU online platform in a period less than one week without any charges.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

11.	INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2013, 2014 and 2015 on the basis that JMU did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC are 25%.

No taxable income for both domestic and foreign entities of the Group.

Credit for income tax consisted of the following:

Year ended December 31, 2015
Income tax benefits:
Current income tax expenses	$—
Deferred income tax benefits	1,249,696
Total	$1,249,696

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

11.	INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

December 31,
2015
Deferred tax assets
Current deferred tax assets	$—
Total current deferred tax assets	—
Non-current
Net operating loss carry forwards	1,955,301
Total deferred tax assets	1,955,301
Less: valuation allowance	(1,955,301)
Net deferred tax assets	$—
Deferred tax liabilities
Non-current
Acquired intangible assets	$12,640,736
Total deferred tax liabilities	$12,640,736

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

The Group had incurred net operating losses carry forwards nil and $8,064,039 from the Group’s PRC entities for the years ended December 31, 2014 and 2015, respectively, which would expire on various dates through 2020. The Group operates its business through its subsidiaries, its VIE and its subsidiaries. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIE and its subsidiaries may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. As of December 31, 2014 and 2015, valuation allowance was nil and $1,955,301, respectively, which were provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

11.	INCOME TAXES (Continued)

Reconciliation between the income taxes benefit computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

For the year ended December 31, 2015

Net loss before provision for income taxes	$(105,895,819)
Statutory tax rates in the PRC	25%
Income tax at statutory tax rate	(26,473,955)
Expenses not deductible for tax purposes
Goodwill impairment	21,483,693
Entertainment expenses exceeded tax limit	7,687
Other expenses exceeded tax limit	226,428
Effect of income tax rate difference in other jurisdiction	4,050,542
Changes of valuation allowance	1,955,301
Income tax benefits	$1,249,696

The EIT Law includes a provision specifying that legal entities organized outside the PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within the PRC. If legal entities organized outside the PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside the PRC earned to be subject to the PRC’s 25% EIT. The Implementation Rules to EIT Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within the PRC.

Pursuant to the additional guidance released by the Chinese government on April 22, 2009 and issued bulletin on August 3, 2011 which provide more guidance on the implementation, management does not believe that the legal entities organized outside the PRC should be characterized as the PRC tax residents for EIT Law purposes.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company are incorporated, does not have a tax treaty with the PRC.

There were no aggregate undistributed earnings of the Company’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2015.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2013, 2014 and 2015. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits within 12 months from December 31, 2015. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

Since January 1, 2008, the relevant tax authorities of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2008 to 2015 of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2015, at the tax authority’s discretion.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

12.	ORDINARY SHARES

 On April 8, 2015, the Company completed its IPO on NASDAQ by offering 4,000,000 ADSs, representing 72 million ordinary shares at price of $10 per ADS. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million of ordinary shares to the underwriter for exercising the overallotment option at price of $10 per ADS. The total proceeds from issuance of ordinary shares upon IPO is $37,294,600, after deducting the IPO related cost of $3,000,000.

Upon the completion of the IPO, all of the Company's then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Xu, amounting to $69.4 million was converted into 124,835,802 ordinary shares.

On June 8, 2015, the Company issued 741,422,780 ordinary shares to JMU's original shareholders for the acquisition of JMU (see Note 4). In addition, Wowo Limited initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Maodong Xu ("Mr. Xu") at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former-employees upon the exercise of their vested share options and RSUs. As of December 31, 2015, 6,866,280 ordinary shares out of these 38,363,112 ordinary shares had been issued to employees and former-employees upon the exercise of their share options. 31,496,832 common shares remain for future issuance.

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

On April 3, 2011, Wowo Group Limited ("Wowo BVI") issued an aggregate of 5,489,604 Series A-1 Convertible Redeemable Preferred Shares (‘‘Series A-1 Preferred Shares’’) to an investor at an issuance price of $0.9108 per Series A-1 Preferred Share for total cash proceeds of $5,000,000 before issuance cost of $18,072.

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

Each Series A and Series B convertible preferred share had been automatically converted into one ordinary share upon the qualified IPO on April 8, 2015.

The rights, preferences, privileges and restriction granted to and imposed on the Series A-1, A-2 (collectively referred to as ‘‘Series A Preferred Shares’’) and Series B Preferred Shares (collectively, "Preferred Shares") were as follows:

Voting rights

Each Preferred Share carried a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into Ordinary Shares. The Preferred Shares shall generally vote together with the Ordinary Shares and not as a separate class.

According to the Third Amended Memorandum and Article of Association after above issuance of Series A-1, Series A-2 and Series B Preferred Shares, the number of the Board of directors of the Company was four, including one appointed by preferred shareholders and three appointed by ordinary shareholders.

Dividends

No dividends shall be declared or paid on the ordinary shares or any future series of Preferred Shares, unless and until a dividend in like amount is declared and paid on each outstanding Preferred Share on an as-if converted basis.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES(Continued)

Each holder of Series B Preferred Shares shall be entitled to receive, on annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the Series B Preferred Share Issue Price, (ii) the dividend that would be paid with respect to the Ordinary Shares into which the Series B Preferred Shares could be converted.

After the full preferential dividends for Series B Preferred Shares had been paid on all outstanding Series B Preferred Shares, each holder of Series A-2 Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the Series A-2 Preferred Share Issue Price, (ii) the dividend that would be paid with respect to the Ordinary Shares into which the Series A-2 Preferred Shares could be converted.

After the full preferential dividends for Series B and Series A-2 Preferred Shares had been paid on all outstanding Series B and Series A-2 Preferred Shares, each holder of Series A-1 Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 8% of the Series A-1 Preferred Share Issue Price, (ii) the dividend that would be paid with respect to the Ordinary Shares into which the Series A-1 Preferred Shares could be converted.

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

After the full Series B Preference Amount had been paid on all outstanding Series B Preferred Shares, the each holder of Series A-2 Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Ordinary Shares or any other class or series of shares then outstanding, an amount per Series A-2 Preferred Share equal to 100% of Series A-2 Issue Price, plus all declared but unpaid dividends (‘‘Series A-2 Preference Amount’’).

After the full Series A-2 Preference Amount had been paid on all outstanding Series A-2 Preferred Shares, the each holder of Series A-1 Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Ordinary Shares or any other class or series of shares then outstanding, an amount per Series A-1 Preferred Share equal to 100% of Series A-1 Issue Price, plus all declared but unpaid dividends (‘‘Series A-1 Preference Amount’’).

After the full Series B and Series A Preference Amount had been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed pro rata among the holders of Preferred Shares (on an as-converted basis) and the holders of the Ordinary Shares.

In the event the Company proposed to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the Company, the value of the assets to be distributed to the holders of Preferred Shares and Ordinary Shares shall be determined by the Board.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES(Continued)

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

The Group had determined that there was embedded beneficial conversion feature of $43,234,050 attributable to the Series A-1 and Series A-2 Preferred Shares because the adjusted conversion price of Series A-1 and Series A-2 Preferred Shares is lower than the fair value of the Group’s ordinary share as of respective issuance dates and there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares because the conversion price of the Series B Preferred Shares is higher than the fair value of the Group’s ordinary share as of the issuance date.

The initial conversion price of Series B and Series A Preferred Shares shall be their Issue Price, therefore, the initial conversion rate was one for one. The conversion rate for each class of preferred shares were both one for one as of December 31, 2013 and 2014.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES(Continued)

The Group assessed the probability of redemption and accrues proper accretion over the period from the date of issuance to the earliest redemption date of the Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares using the effective interest rate method. The Group recognized $37,641,848, $40,814,509 and $2,365,351 as accretion for Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares for the years ended December 31, 2013, 2014 and 2015, respectively.

The changes in Preferred Shares balance for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Total

Balance as of January 1, 2013	$4,111,914	$28,072,921	$14,012,736	$46,197,571
Accretion for the Preferred Shares	1,199,007	34,336,421	2,106,420	37,641,848
Balance as of December 31, 2013	$5,310,921	$62,409,342	$16,119,156	$83,839,419
Accretion for the Preferred Shares	1,445,125	36,947,001	2,422,383	40,814,509
Balance as of December 31, 2014	$6,756,046	$99,356,343	$18,541,539	$124,653,928
Accretion for the Preferred Shares	442,409	1,202,748	720,194	2,365,351
Conversion to Ordinary Shares	(7,198,455)	(100,559,091)	(19,261,733)	(127,019,279)
Balance as of December 31, 2015	$—	$—	$—	$—

On April 8, 2015, all the issued and outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877, 30,507,471 ordinary shares upon the IPO of the Company, respectively.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

14.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2014 and 2015.

Measured at fair value on a non-recurring basis

The Group measured share options granted to employees and directors and executives and restricted share units using various valuation methods. These share options are considered Level 3 fair value measurement because the Company used unobservable inputs, reflecting the Company’s assessment of the assumptions that market participants would use in valuing these share options.

The Group measures the acquired assets and liabilities at fair value on a nonrecurring basis as result of the business acquisition as set forth in Note 4. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primarily included management projections on the discounted future cash flow analysis including the discount rate using the weighted average cost of capital of 17% and expected revenue growth rates. An impairment loss of $85,934,770 was recognized for the year ended December 31, 2015.

15.	SHARE-BASED COMPENSATION

2011 Share Incentive Plan

On February 1, 2011, the Board of Directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards.

On March 15, 2013, under the 2011 Plan, the Company granted share option to the employees and managements to purchase 1,128,590 and 100,000 share option with exercise price of $0.2 and $0.2 per share option, respectively.

On April 18, 2014, under the 2011 Plan, the Company granted share option to the employees and managements to purchase 9,341,500 and 2,104,000 options with exercise price of $0.01 and $0.01 per share option, respectively.

The Group recognized compensation cost on the share options to employees on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and are exercisable up to 5 years from the date of grant. The options granted on April 18, 2014 vest on the first anniversary of the date of grant.

On July 27, 2015, the Board of Directors approved to grant 28,841,700 Restricted Share Units ("RSUs") awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 50%, and 50%, respectively, on the each anniversary of the grant date. The Group recognizes share-based compensation cost on the RSUs on a straight-line basis over the 2 years from the grant date.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

15.	SHARE-BASED COMPENSATION (Continued)

2011 Share Incentive Plan (Continued)

The fair value of each RSU is measured on the grant date based on the market closing price of the ordinary share on the grant date.

	Outstanding RSUs
		Weighted average
	Number of	grant date
	RSUs	fair value

Outstanding as of January 1, 2015
Granted	28,841,700	0.265
Forfeited and expired	(201,800)	0.265
Vested	28,639,900	0.265

Outstanding as of December 31, 2015	28,639,900	$0.265

Exercisable as of December 31, 2015	28,639,900	$0.265

The following summary of share option activities under the 2011 Plan as of December 31, 2015, reflected all modifications is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding as of January 1, 2015	39,249,022	$0.07	$0.11	2.51	$3,512,311
Granted	—	$—	$—	—	—
Forfeited and expired	(1,079,202)	$0.02	$0.08	—	—
Exercised	(6,866,280)	$0.02	$0.08	—	—
Outstanding as of December 31, 2015	31,303,540	$0.08	$0.26	1.34	$1,734,975
Exercisable as of December 31, 2015	31,303,540	$0.08	$0.26	1.34	$1,734,975

No share-based compensation charged to operating expenses of continuing operations for the years ended December 31, 2013, 2014 and 2015 under 2011 Plan. The share-based compensation of $909,904, $1,571,935 and $7,176,600 were charged to operating expenses of discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable as of September 1, 2015. This was accounted for as a modification. The share-based compensation of $7,503,976 from this modification was a one-time charge to operating expenses of continuing operations for the year ended December 31, 2015.

As all batches of options and RSUs were vested as of September 1, 2015, the actual forfeiture rates were trued up, which resulted a reversal of $327,376 share-based compensation in continuing operations.

The fair value of the options granted/modified was estimated on the date of grant/modification with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

	March 15, 2013	April 18, 2014	September 1, 2015

Expected volatility (1)	65%	58%	60.3% - 65.1%
Risk-free interest rate (2)	0.90%	1.8%	0.47% - 0.88%
Expected dividend yield (3)	nil	nil	nil
Exercise price (4)	$0.2	$0.01	$0.01 -$0.20
Fair value of the underlying ordinary shares (5)	$0.0611	$0.0590	$0.38

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

15.	SHARE-BASED COMPENSATION (Continued)

2011 Share Incentive Plan (Continued)

(1)	Volatility

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

After the Company listed on NASDAQ in April 2015, the closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

Ordinary shares to directors and executives

On June 29, 2014, Mr. Xu transferred his 30,372,540 ordinary shares of the Company to certain directors and executives for nil consideration. The ordinary shares were transferred for the purpose of attracting and maintaining these directors and executives without service or performance conditions. All the ordinary shares transferred immediately vested and the estimated fair value per ordinary share was $0.138 on June 29, 2014. The share-based compensation of $4,190,449 was charged to operating expenses of continuing operations for the year ended December 31, 2014.

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

16.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2013	2014	2015
Numerator:
Net loss attributable to Wowo Limited	$(32,172,344)	$(43,856,347)	$(93,570,188)
-Continuing operations	(73,089)	(4,323,249)	(104,646,123)
-Discontinued operations	(32,099,255)	(39,533,098)	11,075,935
Accretion for Series A-1 Preferred Shares	(1,199,007)	(1,445,125)	(442,409)
Accretion for Series A-2 Preferred Shares	(34,336,421)	(36,947,001)	(1,202,748)
Accretion for Series B Preferred Shares	(2,106,420)	(2,422,383)	(720,194)
Net loss attributable to ordinary shareholders for computing basic net loss per ordinary shares	(69,814,192)	(84,670,856)	(95,935,539)
-Continuing operations	(158,604)	(8,346,641)	(104,646,123)
-Discontinued operations	(69,655,588)	(76,324,215)	8,710,584
Accretion for Series A-1 Preferred Shares	1,199,007	1,445,125	442,409
Net income attributable to Series A-1 P referred Shareholders for computing basic net income per Series A-1 Preferred Shares	1,199,007	1,445,125	442,409
Accretion for Series A-2 Preferred Shares	34,336,421	36,947,001	1,202,748
Net income attributable to Series A-2 P referred Shareholders for computing basic net income per Series A-2 Preferred Shares	34,336,421	36,947,001	1,202,748
Accretion for Series B Preferred Shares	2,106,420	2,422,383	720,194
Net income attributable to Series B P referred Shareholders for computing basic net income per Series B Preferred Shares	2,106,420	2,422,383	720,194
Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary shares	303,886,640	303,886,640	1,001,754,524
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary shares	303,886,640	303,886,640	1,001,754,524
Weighted average shares outstanding used in computing basic net income per Series A-1 Preferred Shares	12,202,988	12,202,988	3,242,986
Weighted average shares outstanding used in computing basic net income per Series A-2 Preferred Shares	122,029,877	122,029,877	32,429,858
Weighted average shares outstanding used in computing basic net income per Series B Preferred Shares	30,507,471	30,507,471	8,107,465
Net loss per ordinary shares
Basic	$(0.23)	$(0.28)	$(0.09)
Diluted	$(0.23)	$(0.28)	$(0.09)
Net loss per ordinary share from continuing operations
Basic	(0.00)	(0.03)	(0.10)
Diluted	(0.00)	(0.03)	(0.10)
Net (loss)/income per share from discontinued operations
Basic	(0.23)	(0.25)	0.01
Diluted	(0.23)	(0.25)	0.01
Net income per Series A-1 P referred S hares—Basic	$0.10	$0.12	$0.14
Net income per Series A-2 P referred S hares—Basic	$0.28	$0.30	$0.04
Net income per Series B P referred S hares—Basic	$0.07	$0.08	$0.09
Weighted average shares used in calculating net loss per ordinary shares
Basic
Continuing operations	303,886,640	303,886,640	1,001,754,524
Discontinued operations	303,886,640	303,886,640	1,001,754,524
Diluted
Continuing operations	303,886,640	303,886,640	1,001,754,524
Discontinued operations	303,886,640	303,886,640	1,043,473,265
Weighted average shares used in calculating net loss per
Series A-1 preferred shares	12,202,988	12,202,988	3,242,986
Series A-2 preferred shares	122,029,877	122,029,877	32,429,858
Series B preferred shares	30,507,471	30,507,471	8,107,465

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

16.	NET LOSS PER SHARE (Continued)

Series A-1, Series A-2 and Series B Preferred Shares were excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2013, 2014 and 2015 because their effects were anti-dilutive.

For the years ended December 31, 2013, 2014 and 2015, 34,681,354, 39,249,022 and 59,943,440 ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the continuing operations of the Group, respectively.

For the years ended December 31, 2013, 2014 and 2015, 34,681,354, 39,249,022 and 18,224,699 ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the discontinued operations of the Group, respectively.

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company

Mr. Xu	Shareholder
Dallsfield Ltd.	Controlled by Mr. Xu
Rizhao Yinxingshu Equity Investment Fund, L.P	Controlled by Mr. Xu
Beijing Shiletao Ecommerce Co., Ltd.	Controlled by Mr. Xu
Noodles Dao (HK) Co., Ltd.	Controlled by Xiaoxia Zhu
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	Controlled by Xiaoxia Zhu
Nanjing Xinzijing Sunward Fishery Restaurant Co., Ltd.	Controlled by Xiaoxia Zhu
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	Controlled by Xiaoxia Zhu
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	Controlled by Xiaoxia Zhu
Ningbo Jingzhou Sunward Logistics Co., Ltd.	Controlled by Xiaoxia Zhu
Zhejiang Sunward Fishery Restaurant Co., Ltd.	Controlled by Xiaoxia Zhu
Shanghai MIN Group Co., Ltd.	Controlled by Huimin Wang
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	Controlled by Huimin Wang
WM Ming Hotel	Controlled by Huimin Wang
Shanghai MIN Hongshi Trading Co., Ltd.	Controlled by Huimin Wang

(a)	As of December 31, 2015 the following balances were due from/to the related parties:

	December 31,
	2015

Amount due from Noodles Dao (HK) Co., Ltd.	$74,187	(i)
Amount due from Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	70,962	(i)
Amount due from Nanjing Xinzijing Sunward Fishery Restaurant Co., Ltd.	29,469	(i)
Amount due from Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	29,831	(i)
Amount due from Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	13,015	(i)
Amount due from Ningbo Jingzhou Sunward Logistics Co., Ltd.	149,033	(i)
Amount due from Zhejiang Sunward Fishery Restaurant Co., Ltd.	128,845	(i)
Amount due from Shanghai MIN Group Co., Ltd.	48,643	(i)
Amount due from Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	260,623	(i)
Amount due from WM Ming Hotel	1,815	(i)
Total	$806,423

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

17.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(i) The amounts represents the receivables from related parties who purchase product on JMU online platform.

	December 31,		December 31,
	2014		2015

Amount due to Dallsfield Ltd.	$250,000	(ii)	$—
Amount due to Rizhao Yinxingshu Equity Investment Fund, L.P	32,717,713	(ii)	—
Amount due to Beijing Shiletao Ecommerce Co., Ltd.	969,927	(ii)	—
Amount due to Mr. Xu	28,027,637	(ii)	—
Amount due to Shanghai MIN Hongshi Trading Co., Ltd.	—		319,767	(iii)
Total	$61,965,277		$319,767

(ii) The amounts represents the funds provided by Mr. Xu, to support the working capital for the Group’s daily operations, which was included in the indebtedness from Mr. Xu and had been converted into ordinary shares immediately after the completion of the IPO.

(iii) The amounts represents the payables to related parties who sell products on JMU online platform.

(b)	Details of related party transactions occurred for the years ended December 31, 2015 were as follows:

Rental expense to:	For the year ended
December 31,2015
Amount due to Shanghai MIN Group Co., Ltd.	$335,249
Total	$335,249

Revenue from:	For the year ended
December 31,2015
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	$393,147
Ningbo Jingzhou Sunward Logistics Co., Ltd.	58,560
Nanjing Xinzijing Sunward Fishery Restaurant Co., Ltd.	38,179
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	32,726
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	17,573
WM Ming Hotel	1,573
Total	$541,758

18.	COMMITMENTS AND CONTINGENCIES

Operating lease

The Group leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were nil, nil and $985,214, respectively.

The future aggregate minimum lease payments under non-cancelable operating lease agreements were as follows:

Years ending December 31:

2016	$1,483,747
2017	1,432,141
2018	1,436,065
2019	1,432,141
2020	1,432,141
2021 and after	13,689,704
Total	$20,905,939

WOWO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

18.	COMMITMENTS AND CONTINGENCIES (Continued)

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

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were nil, nil and $902,418 for the years ended December 31, 2013, 2014 and 2015, respectively, reported as a component of operating expenses when incurred.

20.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries, VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2014 and 2015, none of the Group’s PRC subsidiaries and VIE has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries and VIE were all nil for the years ended December 31, 2013, 2014 and 2015.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries and VIE entity.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution were $26,017,742 and $21,598,935 as of December 31, 2014 and 2015, respectively, including $4,324,871 and $1,599,100 of net restricted assets recorded under VIE in the Group.

21.	SEGMENT INFORMATION

The Group is mainly engaged in operating a B2B online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry throughout the PRC.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net loss are substantially derived from online direct sales. The Group does not have discrete financial information of costs and expenses in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, the Group has one operating segment.

The table below is only presented at the revenue level with no allocations of direct or indirect cost and expenses. The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. Components of net revenue are presented in the following table:

December 31,
2015

Online direct sales	$11,477,552
Online platform services	—
Total	$11,477,552

22.	SUBSEQUENT EVENTS

In January 2016, the Company invested in Shanghai Cold Chain Link Global International Logistic Co., Ltd. (“CCLG”), a company established in the PRC that is mainly engaged in cold chain logistics services, with total consideration payable of $3.1 million for 10% of equity interests in CCLG.

