Form 20-F
period 2016-12-31
JMU Ltd
filed 2017-05-26
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                                  to

Commission file number 001-36896

JMU Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

North Guoquan Road 1688 Long

No. 75, Building A8, 6F

Yangpu District, Shanghai 200438

People’s Republic of China

(Address of principal executive offices)

Frank Zhigang Zhao
Chief Financial Officer
North Guoquan Road 1688 Long

JMU Limited

No. 75, Building A8, 6F

Yangpu District, Shanghai 200438

People’s Republic of China

Phone: +86 21 6015 1166

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

1,475,645,946 Ordinary Shares (excluding 562,724 ordinary shares in the form of ADS that are reserved for issuance upon the exercise of outstanding options) as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☒

(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes    ☐ No

i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“we”, “us”, “our company”, or “our” refers to JMU Limited, which was formerly known as Wowo Limited, its subsidiaries and its consolidated affiliated entities;

•	“ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•	“ADS” refers to our American depositary shares, each of which represents 18 ordinary shares;

•	“Our VIE” refers to Shanghai Zhongmin Supply Chain Management Co. Ltd., which together with its subsidiaries, we consolidate as variable interest entities;

•	“Our WFOE” refers to Shanghai Zhongming Supply Chain Management Co. Ltd., our subsidiary in China that is a wholly foreign-owned enterprise and has entered into contractual arrangements that give it effective control over Our VIE;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9430 to $1.00, the noon buying rate on December 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

The following summary consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016, and summary consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of operations data for the years ended December 31, 2012 and 2013, and consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our consolidated financial statements not included in this annual report, which have been restated due to the divestment of the discontinued operations in the year of 2015. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	Year ended December 31,
	2012 (Note)	2013 (Note)	2014 (Note)	2015	2016
	(US$ in thousands, except share and share related data)
Summary consolidated statements of operations data:
Revenues
Related parties	—	—	—	542	10,078
Third parties	—	—	—	10,935	63,123
Cost of revenues	—	—	—	(13,220)	(72,857)
Gross (loss)/profit	—	—	—	(1,743)	344
Operating expenses:
Selling and Marketing	—	—	—	(5,360)	(20,405)
General and administrative	(122)	(73)	(4,323)	(12,911)	(7,531)
Impairment of goodwill	—	—	—	(85,935)	—
Total operating expenses	(122)	(73)	(4,323)	(104,206)	(27,936)
Loss from operations	(122)	(73)	(4,323)	(105,949)	(27,592)
Interest income	—	—	—	7	26
Other income, net	—	—	—	46	39
Loss before provision for income taxes	(122)	(73)	(4,323)	(105,896)	(27,527)
Provision for income tax benefits	—	—	—	1,250	2,234
Loss from continuing operations	(122)	(73)	(4,323)	(104,646)	(25,293)

Discontinued operations:
Net (loss)/income from discontinued operations	(38,957)	(32,180)	(39,546)	11,076	—

	Year ended December 31,
	2012 (Note)	2013 (Note)	2014 (Note)	2015	2016
	(US$ in thousands, except share and share related data)
Provision for income tax benefits	69	81	—	—	—
Net (loss)/income from discontinued operations, net of tax	(38,888)	(32,099)	(39,546)	11,076	—

Net loss	(39,010)	(32,172)	(43,869)	(93,570)	(25,293)
Less: Net loss attributable to noncontrolling interests	—	—	(13)	—	—
Net loss attributable to JMU Limited	(39,010)	(32,172)	(43,856)	(93,570)	(25,293)

Deemed dividend on Series A-1 preferred shares	289	1,199	1,445	442	—
Deemed dividend on Series A-2 preferred shares	15,748	34,336	36,947	1,203	—
Deemed dividend on Series B preferred shares	1,544	2,106	2,422	720	—
Net loss attributable to holders of ordinary shares of JMU Limited	(56,591)	(69,813)	(84,670)	(95,935)	(25,293)
Net loss per share:
Basic-ordinary share	(0.18)	(0.23)	(0.28)	(0.09)	(0.02)
Diluted-ordinary share	(0.18)	(0.23)	(0.28)	(0.09)	(0.02)
Net loss per share from continuing operations
Basic-ordinary share	(0.00)	(0.00)	(0.03)	(0.10)	(0.02)
Diluted-ordinary share	(0.00)	(0.00)	(0.03)	(0.10)	(0.02)
Net (loss)/income per share from discontinued operations
Basic-ordinary share	(0.18)	(0.23)	(0.25)	0.01	—
Diluted-ordinary share	(0.18)	(0.23)	(0.25)	0.01	—

Basic-Series A-1 convertible preferred share	0.03	0.10	0.12	0.14	—
Basic-Series A-2 convertible preferred share	0.14	0.28	0.30	0.04	—
Basic-Series B convertible preferred share	0.06	0.07	0.08	0.09	—
Weighted average shares used in calculating net loss per share
Basic-ordinary share
Continuing operations	310,188,010	303,886,640	303,886,640	1,001,754,524	1,474,087,060
Discontinued operations	310,188,010	303,886,640	303,886,640	1,001,754,524	—
Diluted-ordinary share
Continuing operations	310,188,010	303,886,640	303,886,640	1,001,754,524	1,474,087,060
Discontinued operations	310,188,010	303,886,640	303,886,640	1,043,473,265	—
Basic-Series A-1 convertible preferred share	11,151,244	12,202,988	12,202,988	3,242,986	—
Basic-Series A-2 convertible preferred share	110,937,536	122,029,877	122,029,877	32,429,858	—
Basic-Series B convertible preferred share	25,659,708	30,507,471	30,507,471	8,107,465	—

Note:	Due to the divestment of our group buying business in 2015, the results of operations from the group buying business is reclassified as discontinued operations and the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014 have been restated to reflect such reclassification.

	As of December 31,
	2012	2013	2014	2015	2016
	(US$ in thousands, except share and share related data)
Summary consolidated balance sheet data:
Total current assets	11,753	11,640	10,306	41,083	13,428
Total assets	26,991	23,375	20,343	342,774	274,045
Total current liabilities	67,297	96,425	67,500	24,950	15,227
Total liabilities	67,387	96,425	129,466	38,093	25,648
Total (deficit)/equity	(86,594)	(156,889)	(233,776)	304,681	248,397
Total liabilities, mezzanine equity and deficit	26,991	23,375	20,343	342,774	274,045

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Currently we are charging our customers low margin in our direct sales operation, and not charging any commission or service fees for third-party sellers to use our platform. There is no assurance that we can keep the expansion of our B2B business at the current pace after we start to apply higher margins to transactions in our direct sales business and charge service fees for third-party sellers, and our ability to leverage our scale of business to have our platform users to continue using our services with margins and service charges is uncertain.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Failure to address any of the risks described above could have adverse effect on our business, financial condition and results of operations.

We have a history of losses, have spent substantial amounts in operating expenses and could require additional funding in the future.

Our operations have consumed substantial amounts of cash since our inception. Our current food-industry B2B service incurred net loss in the amount of US$129.9 million since we acquired it in June 2015, primarily due to an impairment of goodwill of US$85.9 million in 2015 and because we have not been charging service fees or margins for a majority of all transactions on our platform as part of our strategy to achieve scale of business. We have incurred net losses and experienced negative cash flow from operating activities since our inception. In addition, we had a net current liabilities as of December 31, 2016. As we continue to expand and develop, we expect to continue to incur losses in the near future.

We expect to continue to spend additional amounts in operating expenses in line with our projected growth. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the underwriters’ exercise of the over-allotment option, after deducting underwriting discounts and commissions and offering expenses payable by us. Additionally, we received US$15.0 million in a private placement transaction with our co-chairperson Mr. Maodong Xu in September 2015. In January, March and May 2017, we received loans of RMB10.0 million (US$1.2 million), RMB15 million (US$1.9 million) and RMB35.0 million (US$5.1 million), respectively from our co-chairperson and chief executive officer Ms. Xiaoxia Zhu. We believe that our current cash and cash equivalents and anticipated cash flow from operations, together with commitments by Ms. Zhu and our director Ms. Huimin Wang to provide the necessary financial support, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. However, we may require additional cash due to changing business conditions or other future developments, including any investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

We may need to recognize significant goodwill impairment losses in connection with past and future acquisitions, which may have a material and adverse effect of our financial results.

We acquired Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015 to establish our food-industry B2B services. We may acquire other companies that are complementary to our business in the future. We record goodwill if the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liability assumed. We are required to test goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350, “Intangibles – Goodwill and Other.” The carrying amount of goodwill amounted to approximately US$221.3 million as of December 31, 2016 after the annual impairment test, and the impairment loss of US$85.9 million was recognized for the year ended December 31, 2015. If the carrying amount of goodwill in connection with past or future acquisitions is determined to be further impaired, we will be required to recognize additional goodwill impairment losses and our financial results will be adversely and materially affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our current food-industry B2B service has grown substantially since its inception, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our technology platform, enrich value-added services to our clients and increase our product offerings. We also plan to provide supply chain financing services to suppliers and third-party sellers on our platform, and integrate our service platform with key customers’ ERP system to optimize their supply chain management and increase their orders on our platform. In addition, as we increase our product offerings, we will need to work with new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to continue implementing a variety of new and upgraded managerial, operating, financial and human resources systems, procedures and controls. All these efforts will require significant managerial and financial resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

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

We rely completely on third party couriers to deliver products. Although we have implemented quality control policy for selecting third party courier and for monitoring services rendered by them, we cannot assure you that third party couriers can meet our requirement at all times and if products purchased by customers at our platform are not delivered on time or are delivered in a damaged state, customers may refuse to accept products and have less confidence in our services. See “—We rely on service from third parties to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders for them. If these third party service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.” Furthermore, employees of contracted third-party couriers act on our behalf and interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver products to our customers and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our customers may negatively impact the purchase experience of our customers, damage our reputation and cause us to lose customers.

Our customer service center in Shanghai provides real-time assistance to our customers during working hours. It had 20 customer service representatives as of December 31, 2016. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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

We believe that the recognition and reputation of our JMU brand among our customers, suppliers and third-party sellers has contributed to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	provide a compelling online purchase experience to customers;

•	maintain the popularity, attractiveness, diversity, quality, safety and authenticity of the products that we or third-party sellers offer;

•	maintain the efficiency, reliability and quality of the delivery services;

•	maintain or improve customers’ satisfaction with our after-sale services;

•	increase brand awareness through marketing and brand promotion activities; and

•	preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other e-commerce businesses in China.

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

Our quality control might not always be sufficient to review and ensure the goods and services offered to the customers, which could affect our profits and brand.

We create, promote and help operate online storefronts in our JMU Mall in collaboration with our suppliers in our direct sales business. Once customers purchase goods from our website, we rely on our suppliers to provide goods to customers. Any customer dissatisfaction resulting from poor quality of goods provided by our suppliers could have an adverse effect on our reputation or revenue. Our business depends on our ability to ensure that high quality goods are provided to customers on a consistent basis. This has placed, and will continue to place, substantial demands on our operational, technological and other resources.

In particular, the food service industry is susceptible to the risk of food-borne illnesses. As with any food service operation we cannot guarantee that our internal controls will be fully effective in preventing all food-borne illnesses, food contamination or food tampering, which may be caused by the products of the third-party food suppliers and distributors or the supply chain of goods such as the food storage or the delivery. Reports in the media or on social media of one or more instances of food-borne illness from the products offered at our platform could negatively affect our sales. This risk exists even if it were later determined that the illness had been wrongly attributed to us.

We cannot assure you that such measures will always be sufficient in discovering and remedying problems with merchandise, some of which are out of our control. Any losses that we may suffer from customers’ request for a large amount of refunds or replacement of goods or future liability claims, including the successful assertion against us of one or a series of large claims, it could adversely affect our cash flows, financial conditions and results of operations. In addition, as we expand the types of goods and services for which we offer, the operational cost of quality control will also likely increase, which will have a negative effect on our profits.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Our website makes recommendations to customers based on our understanding of the market as well as popularity of products on our platform, and we also send product recommendations regularly to our customers through various means, such as emails, social network media and hardcopy catalogues. Our customers choose to purchase products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by offline suppliers. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The e-commerce industry in China is intensely competitive. We compete for customers, orders, suppliers and third-party sellers. Our current or potential competitors include Alibaba, JD.com and Meicai as well as traditional offline food suppliers See “Item 4. Information on the Company—B. Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the e-commerce industry and new competitive business models may appear.

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

Although our inventory was relatively small as of December 31, 2016, our business model may require us increase our inventory as our business expands and we will need to manage our inventory effectively. We depend on our understanding of the food service industry as well as demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles, pricing, product defects, changes in customer spending patterns, and other factors, and our customers may not order products in the quantities that we expect. Customers are extremely strict about the expiration date of food products, and poor inventory management might lead to products expiring and becoming unacceptable in the market. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of December 31, 2016, we had 1,475,645,946 ordinary shares outstanding (excluding 562,724 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of outstanding options), of which 569,783,423 ordinary shares or approximately 38.6% were held by previous shareholders of JMU HK before our acquisition of JMU HK in 2015. Pursuant to a Registration Rights Agreement we entered into with these former JMU HK shareholders on June 8, 2015, we agreed to provide them with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We had 253 suppliers for our online direct sales business as of December 31, 2016. Our suppliers include food producers, manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into framework agreements with suppliers, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to attract suppliers or third-party sellers that can provide merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

Although to a lesser extent compared to what we incurred in our discontinued B2C business, we have incurred a great amount of expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred US$20.4 million of selling and marketing expenses in 2016. Marketing of food products online to food service customers is new and evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We rely on service from third parties to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders for them. If these third party service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers and sometimes suppliers in our direct sales operation deliver products to our customers themselves. Third-party sellers also use their own logistics network or other third-party couriers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of products offered at our platform to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party delivery service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If products offered at our platform are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

As of December 31, 2016, there were over 16,300 third-party sellers on our online marketplace. We do not exercise control over the storage and delivery of products sold by third-party sellers on our online marketplace. Our third-party sellers use their own or third-party storage facilities and delivery systems to store and deliver their products, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party seller does not control the quality of the products that it sell on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells low quality products on our website, the reputation of our online marketplace and our JMU brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

A significant challenge to the e-commerce industry is the secure storage of confidential information and its secure transmission over public networks. All of the orders for products we offer are made through our website and our mobile applications. In addition, some transactions are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Maodong Xu, our co-chairperson, Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, and our other executive officers. The majority of our senior management joined us in 2015. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

The internet, telecommunication and food service industries in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet and food service industries including foreign ownership of and licensing and permit requirements pertaining to companies in the internet and food service industries.

The relevant laws and regulations are relatively new or evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Our VIE is required to obtain and maintain the applicable ICP license for value-added Internet services and the applicable license or permit for selling food, liquor and nutritional supplements through our website. Furthermore, Our VIE could be required to obtain additional licenses. If Our VIE fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet and the food service industries could subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of Our VIE will materially and adversely affect our business, financial condition and results of operations.

During the course of the audit of our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP could be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly as we concluded that our internal control over financial reporting was not effective as of December 31, 2016.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We have limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the year ended December 31, 2016, identified one material weakness, as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements in our internal control over financial reporting. As defined in this AU Section 325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified is related to lack of accounting personnel with appropriate knowledge of U.S. GAAP. This material weakness was also identified as material weaknesses in 2014 and 2015. This identified material weaknesses could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and to prevent or detect material misstatements of the company’s annual or interim financial statements on a timely basis.

Following the identification of this material weakness, we have begun taking measures and plan to continue to take measures to remedy them. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures might not fully address this material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Our management concluded that our internal control over financial reporting was not effective as of December 31, 2016. This could adversely affect the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes.

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

Our independent registered public accounting firms that issue the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and firms registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firms, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of internet content distribution services. Foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting internet content distribution business or other value-added telecom businesses, except e-commerce business, for which there is no upper limit to the shareholding percentage for foreign investors. Additionally any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2015, as amended, and other applicable laws and regulations. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co., Ltd., or Our WFOE, and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., or Our VIE, and its shareholder. Our VIE has twelve subsidiaries within China as of December 31, 2016. Our contractual arrangements with Our VIE and its shareholder enable us to exercise effective control over it and hence treat it as our consolidated affiliated entity and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company”.

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

The provision of value-added telecommunication services, which we conduct through Our VIE, is currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce, as amended in March 2015. The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered in the draft. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure, or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the industries in which Our VIE operates, such as the industry of providing value-added telecommunication services, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance, to be completed by companies with existing VIE structure like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all. As PRC residents ultimately control more than 50% of the total share capital of our Company, we believe the impact of the Foreign Investment Act, if enacted as currently proposed, on our business and operation will be limited, but there is no assurance that the Chinese government will not interpret the rules differently from us.

We rely on contractual arrangements with Our VIE in China and its shareholder for our operations, which might not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entity, in which we do not hold shares, and its shareholder to operate our business in China. If we held the shares of Our VIE, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Our VIE and its shareholder’s performance of their contractual obligations to exercise effective control. In addition, our contractual arrangements are generally effective for the complete period Our VIE exists. In general, neither Our VIE nor its shareholder could terminate the contracts prior to the expiration date. However, the shareholder of Our VIE might not act in the best interests of our company or might not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entity. We can replace the shareholders of Our VIE at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business”. Therefore, these contractual arrangements might not be as effective as direct holding of shares.

Any failure by Our VIE or its shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

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

Contractual arrangements with Our VIE might result in adverse tax consequences to us.

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

Our co-chairperson and chief executive officer, Ms. Xiaoxia Zhu, and our director, Ms. Huimin Wang, each hold 50% of the equity interests in Shanghai Zhongmin Investment and Development Group Co., Ltd., or Zhongmin Investment, which in turn holds 100% of equity interests in Our VIE. The interests of Ms. Zhu and Ms. Wang as the ultimate beneficial owner of Our VIE could differ from the interests of our company as a whole, notwithstanding both Ms. Zhu and Ms. Wang are our principal shareholders. We cannot assure you that when conflicts of interest arise, Ms. Zhu and Ms. Wang will act in the best interests of our company or that conflicts of interests will always be resolved in our favor. In addition, Ms. Zhu and Ms. Wang could cause Zhongmin Investment and Our VIE to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Ms. Zhu and Ms. Wang could encounter in their capacity as beneficial owners of Our VIE. We rely on Ms. Zhu and Ms. Wang to comply with the laws of China, which protect contracts, including the contractual arrangements that Our VIE and its shareholder have entered into with us, provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Ms. Zhu and Ms. Wang to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Ms. Zhu and Ms. Wang, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by Our WFOE, and our wholly-owned Hong Kong subsidiary, JMU HK, which is the direct holding company of Our WFOE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we might incur. If Our WFOE or JMU HK, as the case may be, incurs debt on their own behalf in the future, the instruments governing the debt could restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities could require us to adjust our taxable income under the contractual arrangements Our WFOE currently has in place with our consolidated affiliated entity in a manner that would adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Our WFOE, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Our WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2016, the paid-in registered capital of Our WFOE was US$26.6 million. Any limitation on the ability of Our WFOE or JMU HK to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

In utilizing the proceeds we receive from financing activities, we could (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entity, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to Our WFOE or to any newly established PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts;

•	loans by us to Our WFOE, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	medium and long-term loans by us to Our VIE, which is a domestic PRC entity, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

We could lose the ability to use and enjoy assets held by Our VIE that are important to the operation of our business if such entities go bankrupt or become subject to dissolution or liquidation proceedings.

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

On July 13, 2006, the Ministry of Industry and Information Technology, or the MIIT, the successor of the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecom Services. This notice prohibits domestic telecom services providers from leasing, transferring or selling telecom business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecom business in China. According to this notice, either the holder of a value-added telecom business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecom services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Our VIE owns the related domain names, holds the ICP licenses necessary for the operation of our www.ccjoin.com website, and has applied related trademarks with the Trademark Office of the State Administration for Industry and Commerce. Pursuant to the Administrative Measures on Internet Information Services effective since September 25, 2000, commercial internet information services are subject to licensing system. In case the operator provides commercial internet information services without obtaining an operation license or the services provided by the operator exceed the scope of the services as permitted by the operation license, the relevant telecom administrative agency could order to have such act corrected within a specified period. Where there is illegal income, the illegal income could be confiscated and a fine of no less than three times but no more than five times the value of the illegal income would be imposed; where there is no illegal income or the illegal income does not exceed RMB50,000, a fine of no less than RMB100,000 but no more than RMB1,000,000 could be imposed; in the event of a serious case, the operator shall be ordered to close down its website.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2016, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by PRC government.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply with SAFE Circular 37 requirements. The rest of our PRC citizen or resident beneficial owners are also applying for registrations under SAFE Circular 37 with the relevant local counterpart of SAFE. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, or will in the future make or obtain the necessary any applicable registrations or approvals as required by, SAFE Circular 37 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. Failure by us to amend the foreign exchange registrations in compliance with SAFE Circular 37 could subject us to fines or legal sanctions restrict our overseas or cross-border ownership structure, which could adversely affect our business and prospects. See “—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated by SAFE on January 5, 2007, a relevant guidance issued by SAFE in March 2007 and Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, on February 15, 2012 that replaces the guidance issued in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents selected by such PRC subsidiary, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. For participants who had already participated in an employee share option or share incentive plan before the date of the guidance, the guidance require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of the guidance. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders could be subject to fines and legal or administrative sanctions.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. We acquired JMU HK in June 2015 and divested our B2C business in September 2015, and we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 and SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Since our ADSs began trading on the Nasdaq Global Market on April 8, 2015, through May 19, 2017, the closing price as reported by Nasdaq has ranged from a high of $11.99 to a low of $1.82 per ADSs. The trading price of our ADSs could be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets could from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies, as they did for example in late 2008 and early 2009. These market fluctuations could also have an adverse effect on the market price of our ordinary shares.

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

We are an “emerging growth company” under the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We have not yet opted out of these exemptions available to the emerging growth companies. This decision would allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies or otherwise become applicable to us. As a result, our consolidated financial statements might not be comparable to public companies or other emerging growth companies that have opted out of this provision. We cannot predict if investors will find our ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, our stock price could be lower than it otherwise would be, there could be a less active trading market for our ADSs and our stock price could be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year ending after the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2) (A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Our corporate actions are substantially influenced by Mr. Maodong Xu, our founder and co-chairperson, Ms. Xiaoxia Zhu, our chief executive officer and co-chairperson and Ms. Huimin Wang, our director, whose interests might differ from yours and our company as a whole.

As of March 31, 2017, Mr. Maodong Xu, Ms. Xiaoxia Zhu and Ms. Huimin Wang beneficially owned 21.8%, 16.6% and 19.7% of our total outstanding shares, respectively. If these shareholders choose to act in concert, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership could also discourage, delay or prevent a change of control transactions involving our company, which would deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions could be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering or on the open market.

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

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2016 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Global Market, has required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements could be especially difficult and costly for us because we might have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel could command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we might need to rely more on outside legal, accounting and financial experts, which could be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we might incur or the timing of such costs.

We could be a passive foreign investment company, or PFIC, which would result in adverse United States tax consequences to United States investors.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of passive assets (including property producing passive income) and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future.

With respect to our 2017 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs), and the expected future composition of our income and assets. However, we might be a PFIC for our 2017 taxable year or any future taxable years due to changes in our asset or income composition, or the value of our assets, including if our market capitalization is less than anticipated or subsequently declines.

Although the law in this regard is not entirely clear, we treat Our VIE as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for our taxable year ended December 31, 2016 and for subsequent taxable years.

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

In June 2016, we changed the trading symbol for our ADSs listed on the NASDAQ Global Market to “JMU”. In December 2016, we also changed our company name to “JMU Limited.”

In August 2016, Xiao Nan Guo Restaurants Holdings Limited, a Hong Kong Stock Exchange listed company (Stock Code: 3666), through its wholly-owned subsidiary, acquired a 9.82% stake in our company via secondary transfers for a total consideration of HK$368 million (approximately US$47.5 million).

We currently conduct our operations in China through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co. Ltd., on the one hand and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co. Ltd., and its shareholder on the other. Because the names of the two entities in English differ by only one letter, we refer to our wholly-owned PRC subsidiary as Our WFOE and to our consolidated affiliated entity and its subsidiaries as Our VIE in this annual report to avoid confusion.

Our principal executive offices are located at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai 200438, People’s Republic of China and the telephone number at this address is +86 21 6015 1166. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business overview.

We currently operate a leading online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015. Our B2B online platform recorded gross billing of RMB 10.9 billion (US$1.6 billion) in 2016, measured in terms of gross merchandise value.

We connect suppliers and customers in the food service industry through our online platform. Our customers include restaurants, restaurant chains, hotels, food product manufacturers and others. We offer a wide selection of products at competitive prices through our website www.ccjoin.com and our mobile applications. We also offer convenient payment options and comprehensive customer services. Our customers are focused on the quality of raw materials that they source for their businesses, and we provide more comfort and confidence to our customers by verifying the qualification of suppliers. In addition to our online services, we also host numerous offline auction events to afford suppliers and customers the opportunity to meet in person and establish connections and in the meantime give traditional food service businesses the chances to adopt the online purchase process in a gradual manner.

We started with the mission to transform the connection between suppliers and customers in the food service industry into a more transparent and efficient form, and from there we plan to leverage our supplier and customer base to further provide value-added services such as logistics and trade financing.

We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology platform that supports our rapid growth and enables us to provide value-added technology services. In 2015, we developed our cloud procuring system, which can be both integrated into our customers’ existing enterprise resource systems or be used independently as procurement management software.

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

We had revenues of US$73.2 million and net loss of US$25.3 million in 2016.

Our Business Model

Since the acquisition of our current B2B business, we have focused on developing an online marketplace that can connect suppliers and customers in the food service industry in China, while in the meantime developing our own online direct sales business. Leveraging our platform and the scale of our business, we have also begun to offer other services that are complementary to our core business and create significant value to our business partners, including third-party sellers and suppliers, and ultimately benefit our business and customers.

Currently substantially all of our business is carried out within China and Hong Kong. The total revenue of the food service industry in China was approximately RMB3,600 billion (US$518.7 billion) in 2016, of which raw material procurement constituted approximately 30%. Most of this spending has been in the traditional offline form. Our B2B platform was started with the vision of reshaping industrial rules and building a more transparent and more efficient business ecosystem for food service businesses in China. Through cooperation with industry associations and hundreds of leading restaurants across China, we believe that we can create significant network effects with our B2B platform. We work closely with various reputable buyers and suppliers in the food service industry, providing one-stop procurement services, as well as product development, marketing and other value-added services, for a variety of food service businesses via the B2B platform www.ccjoin.com.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace. We acquired our B2B online marketplace in June 2015, and have been bringing new products and services to our online marketplace since then. As of December 31, 2016, there were over 16,300 third-party sellers in our online marketplace. Our B2B online platform recorded gross billing of RMB10.9 billion (US$1.6 billion) in 2016, measured in terms of gross merchandise value. In order to attract more third-party sellers, we currently do not charge commission on transactions on our online marketplace. We provide transaction processing and billing services on all orders on our online marketplace. We require third-party sellers to meet our standards of quality. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We have been continually expanding our offering in direct sales since the acquisition of our B2B business in June 2015. As of December 31, 2016, we offered products in six of ten product categories through our online direct sales business model.

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

Special promotions. We offer a selection of discounted products monthly. We also hold regular promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our customers an additional incentive to visit our website regularly.

Online Experience

We believe that providing a compelling online experience is critical to attracting and retaining customers and increasing orders. We make sales primarily through our content-rich and user-friendly website www.ccjoin.com and mobile applications. Our website not only offers a broad selection of products at competitive prices but also provides easy site navigation, basic and advanced search functions and comprehensive product information. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed applications and features adapted to mobile internet users, and we currently offer mobile access through our mobile website and our mobile applications.

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

Customer service center. We have a customer service center in Shanghai, with 20 full-time customer service representatives as of December 31, 2016. Customers can call our telephone hotline, ask questions and leave complaints in writing through our website, or send us e-mails. Our customer representatives handled over 2,200 customer-initiated communications over the telephone for our B2B business in 2016.

Returns and exchanges. We generally allow customers to return defective products within 7 days or exchange within 15 days, counting from the date when the customer receives the product. We will generally arrange our third-party courier partners to pick up defective items for return or exchange at the customer’s address. The policies apply to products sold by ourselves or third-parties sellers apply their own policies on returns and exchanges for transactions on our online marketplace..

Membership program. We have established a membership program to cultivate customer loyalty and encourage our customers to make additional purchases. There are three levels of members, and promotion to higher levels is based on the amount that the customer has spent with us. Members get a variety of benefits that increase with level, and generally higher level members can enjoy a lower purchase price even for the same item.

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

Merchandise Sourcing

In our online direct sales business, we sourced products from 253 suppliers as of December 31, 2016. Procuring products for the food services industry requires considerable specialized expertise, which is provided by our experienced buyer team. We negotiate with the higher-level distributor where possible in order to obtain the most favorable terms. In addition, we had over 16,300 third-party sellers on our online marketplace as of December 31, 2016.

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

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our server fleet consisted of approximately 30 servers stored in two locations across the country as of December 31, 2016, and we employed 32 IT professionals to design, develop and operate our technology platform as of the same date. We believe that creating a comparable technology platform is an expensive and time-consuming process and constitutes a significant barrier to entry for potential competitors.

Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us detailed and accurate visibility and information throughout our operation value chain, and enables harnessing of insightful data analytics.

Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics. We are also working with our key customers to integrate our platform into their own ERP system to facilitate their management of food supplies.

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

In addition to the online marketing activities, we also utilize offline activities to attract more users and promote our brand recognition. In 2016, we organized five offline auction events for food service businesses to purchase their supplies in bulk. The chance to meet business partners in person affords both suppliers and customers more comfort and confidence in their transactions on our platform.

We also utilize industrial associations to extend our services to an ever increasing number of food service business. Our services are recommended by the China Hotel Association, the China Cuisine Association and the China Tourist Hotel Association. These associations bring in high quality suppliers and customers, including both national-scale and local medium or small size businesses alike.

Competition

The e-commerce industry in China is intensely competitive. Our current or potential competitors include Alibaba, JD.com and Meicai as well as traditional offline food service suppliers.

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

Seasonality

We believe that we experience seasonality in our business that reflects seasonal fluctuations in purchase patterns for food service business. In general, the fourth quarter is the high season for the food service industry in China, and consequently we expect the purchases on our B2B platform to be higher in the fourth quarter of each year compared to the first three. However, due to our limited operating history, the seasonal trends that we experience in the future may not match our expectations.

Intellectual Property

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2016, we owned eight computer software copyrights in China relating to various aspects of our operations. We had 72 trademark applications inside China and 19 outside China. As of December 31, 2016, we had registered four generic top-level domain names. Our registered domain names includewww.ccjoin.com and www.ccjmu.com, among others.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment.  Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Through Our WFOE and Our VIE, we are engaged in certain industries that are classified as “restricted” under the Catalogue. Pursuant to the latest Catalogue amended in March 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce), the purchase of grains, wholesale of grains and cotton fall in the restricted category. We engages in the online wholesale and retail of products (except the grains and cotton), the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Foreign Investment in the Commercial Sector.  According to the Administrative Measures on Foreign Investment in the Commercial Sector issued by the Ministry of Commerce in April 2004 and amended in October 2015, a foreign-invested enterprise may, upon approval, undertake one or more types of businesses in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, and the types of commodities it deals with must be specified in the scope of business prescribed in its articles of association. In order to establish a foreign-invested company in the commercial sector, foreign investors must apply to the relevant provincial counterpart of the Ministry of Commerce, and such provincial authority will, after making preliminary examination of the documents submitted, report to the Ministry of Commerce to obtain its approval. The incorporation of an enterprise by a foreign-invested enterprise that intends to conduct business in the commercial sector is also subject to the approval of the local counterpart of the Ministry of Commerce. On several occasions in 2005, 2008 and 2010, the Ministry of Commerce delegated its approval authority to its provincial counterparts and authorized them to examine and approve certain applications. Currently, the provincial counterparts of the Ministry of Commerce have the authority to approve applications for setting up foreign-invested enterprises solely engaging in sale of goods through the internet, among others. Our WFOE and its subsidiaries engage in retail, wholesale and commission agency of food, liquor and other general merchandise via the internet. While Our WFOE has obtained approval from the relevant authorities for this business, most of its subsidiaries were established without obtaining the prior approval from the local counterpart of the Ministry of Commerce.

Foreign Investment in Value-Added Telecommunications Businesses.  The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. Due to these regulations, we operate our website www.ccjoin.com through Our VIE.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. Our VIE, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Our VIE, as our ICP operator, holds an ICP License issued by the Shanghai Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, and online data processing and transaction processing services.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food and nutritional supplements through our website. Our PRC WFOE engaging in food distribution business have obtained Food Distribution Permits.

License or Registration for Wholesale and Retail of Liquor.  The Measures for the Administration of Liquor Circulation, issued by the Ministry of Commerce in November 2005, require any entity engaged in the wholesale or retail of liquor to file and register, within 60 days of acquiring a business license, with the local branch of the Ministry of Commerce at the same level as the local branch of the State Administration of Industry and Commerce where the entity is registered. In addition, certain provinces in the PRC have adopted a licensing system for the wholesale or retail of liquor. We sell liquor through our website. Our WFOE or its branches engaging in the wholesale or retail of liquor have obtained the license or completed the required registration with the local branches of the Ministry of Commerce for such business.

Regulations Relating to E-Commerce

China’s e-commerce industry is at a relatively early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

In January 2014, the State Administration of Industry and Commerce promulgated the Administrative Measures for Online Trading, which terminated the above interim measures and became effective in March 2014. The Administrative Measures for Online Trading further strengthen the protection of consumers and impose more stringent requirements and obligations on online business operators and third-party online marketplace operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

We are subject to the Product Quality Law and the Consumer Protection Law as an online supplier of commodities and a provider of online marketplace platform and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the PRC Property Law, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.  Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2016, we had approximately 91 trademark applications in China.

Domain Name.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered www.ccjoin.com and other domain names.

Regulations Relating to Employment

The Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Join Me Group (HK) Investment Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Our WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No.19, which took effective and replaced SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No.19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	The shareholder of Our VIE is Shanghai Zhongmin Investment and Development Group Co., Ltd. (formerly known as Shanghai Zhongmin Investment and Development Co., Ltd.), the shareholders of which in turn are Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, and Ms. Huimin Wang, our director, holding 50% equity interests each.

Contractual Arrangements with Our Consolidated Affiliated Entity

Agreements that Transfers Economic Benefits and Risks to the Us

Master Exclusive Service Agreement and Business Cooperation Agreement. Pursuant to the Master Exclusive Service Agreement and Business Cooperation Agreement, Our VIE, including its subsidiaries or any companies or entities under its control, agrees to engage Our WFOE as its provider for technical and business support services. Our VIE will pay Our WFOE service fees determined based on the audited consolidated net profit of Our VIE. Our WFOE will exclusively own any intellectual property arising from the performance of the services set forth in the agreement. Our WFOE will provide financial support to Our VIE in the form of bank loans or others forms as permitted under the PRC laws. The service agreements will remain effective upon the written confirmation issued by Our WFOE to Our VIE and/or its shareholder 30 days before the termination. Neither Our VIE nor its shareholder has the right to unilaterally terminate the agreement.

In connection with the master service agreement, we also entered into financial support undertaking letter with Our VIE and agrees to provide unlimited financial support to the Our VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. We will not request repayment of the loans or borrowings if the Our VIE or its shareholder do not have sufficient funds or are otherwise unable to repay.

Agreements that Provide Us with Effective Control over Our VIE

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

Equity Interest Pledge Agreement. Our VIE’s shareholder has entered into an equity pledge agreement with the Our WFOE, under which the shareholder pledged all of the equity interests in Our VIE to Our WFOE as collateral to secure performance of all obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement and Power of Attorney and the Exclusive Option Agreement (collectively, the "Principal Agreement"). Pursuant to this Equity Interest Pledge Agreement, dividends generated by the pledged equity interests shall be deposited into the account designated by the Our WFOE and shall be used to pay the secured indebtedness prior and in preference to any other payment during the term of the pledge. If any event of default incurred under the Principal Agreement, Our WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests and shall be paid in priority with the proceeds recovered from the disposal.

Proxy and Power of Attorney Agreement. Our VIE’s shareholder has signed an Irrevocable Proxy and Power Of Attorney Agreement to appoint Our WFOE, or its designee, as the attorney-in-fact to act on Our VIE’s shareholder's behalf on all rights that the shareholder has in respect of such shareholder's equity interest in Our VIE conferred by relevant laws and regulations and the articles of association of Our VIE. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of Our VIE held by the shareholder. The proxy and power of attorney will remain effective upon written confirmation issued by Our WFOE to Our VIE and its shareholder 30 days before the termination. Neither Our VIE nor its Shareholder has the right to unilaterally terminate the agreement.

Exclusive Option Agreement. Our VIE’s shareholder has entered into an Exclusive Option Agreement with Our WFOE, pursuant to which Our WFOE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Our VIE from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the Our WFOE or on a basis of the registration capital of Our VIE. The term of the exclusive option agreement will remain effective upon written confirmation issued by the Our WFOE to Our VIE and its shareholder 30 days before the termination. Neither Our VIE nor its shareholder has the right to unilaterally terminate the agreement.

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

Our executive offices are located at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai 200438, China and occupy a total of 9,104 square meters. The lease of our headquarter office has a term of 15 years.

The servers that we use to provide our products and services are primarily maintained at China Telecom and China Unicom branches in cities across China, including Shanghai and Kunshan.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating results.

Overview

We currently operate a leading online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with JMU HK, in June 2015. Our B2B online platform recorded gross billing of RMB10.9 billion (US$1.6 billion) in 2016, measured in terms of gross merchandise value.

We incurred losses from operations of US$4.3 million, US$105.9 million, and US$27.6 million for the years ended December 31, 2014, 2015 and 2016, respectively. As we only acquired our current continuing operation in 2015, our loss from operations for the year ended December 31, 2014 was primarily due to the share-based compensation we incurred during 2014. Our loss from operations for the year ended December 31, 2015 was mainly due to goodwill impairment of US$85.9 million as well as the incurrence of general and administrative expenses of US$12.9 million related to our current B2B business. Our loss from operations for the year ended December 2016 was mainly due to the incurrence of selling and marketing expenses of US$20.4 million related to our current B2B business.

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

Our Ability to Increase Active Customer Accounts and Orders from Customers

Growth in the number of our active customer accounts and orders are key drivers of our revenue growth. The B2B business for food service industry that we are currently operating was only started in late 2014, and in 2016 we had more than 33,000 active customer accounts, defined as customers that have made at least one purchase on our B2B platform within a specific financial year. We believe that we were successful in attracting both new active customer accounts and new orders from existing customer accounts. Within little more than two years after its launch, gross billing on our online B2B platform reached RMB10.9 billion (US$1.6 million) in 2016, measured in terms of gross merchandise value.

Our ability to attract new customer accounts and new orders from existing customer accounts depends on our ability to provide superior customer experience. To this end, we offer a wide selection of products at competitive prices on our website and mobile applications and provide speedy and reliable delivery, convenient payment options and comprehensive customer services. The number of products we offer has grown rapidly. We have benefited from word-of-mouth viral marketing in winning new customers, and we also conduct online and offline marketing and brand promotion activities to attract new customers. In addition, we encourage existing customers to place more orders with us through a variety of means, including loyalty points.

Our Ability to Manage Our Mix of Product Offerings

Our results of operations are also affected by the mix of products we offer. We commenced our B2B business for food service industry with sales to restaurants. We are gradually expanding our offerings to hotel-related products. The extent and mix of products we provided will influence our users’ willingness to utilize our online platform for more of their needs. In addition, our mix of products also affects our gross margin, as different products have different gross margins.

Our Ability to Further Increase and Leverage our Scale of Business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business. As our business further grows in scale, we expect to obtain more favorable terms from our suppliers, including pricing terms and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring the high quality of storage and delivery services. We believe this value proposition also helps us obtain favorable terms from suppliers.

Currently we are selling products in our direct sales business at low margin, and we are not charging any commission or service fees for third-party sellers to use our platform. There is no assurance that we can keep the expansion of our B2B business at the current pace after we start to apply higher margins to transactions in our direct sale business and charge commission or service fees to third-party sellers. Our ability to leverage our scale of business to induce our platform users to continue using our services with margins and service charges is one key factor affecting our future operational and financial performance.

Revenues

We derive our revenues from direct sales and online platform services. We record revenue from online direct sales on a gross basis and revenue from the online platform services that we provide to third-party sellers and purchasers for their transactions on a net basis. Revenue is recorded net of surcharges and value-added tax, or VAT, and related surcharges.

Our revenues were nil, US$11.5 and US$73.2 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Our cost of revenues was nil, US$13.2 and US$72.9 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Operating Expenses

The following table sets forth our operating expenses by amount and as a percentage of total operating expenses for the periods indicated:

	For the year ended December 31
	2014		2015		2016
	US$	%	US$	%	US$	%
Operating Expenses
Selling and marketing	—	0.0%	5,360,044	5.1%	20,405,602	73.0%
General and administrative	4,323,253	100.0%	12,911,773	12.4%	7,530,851	27.0%
Impairment of goodwill	—	0.0%	85,934,770	82.5%	—	0.0%
Total operating expenses	4,323,253	100%	104,206,587	100%	27,936,453	100%

Our operating expenses consist of selling and marketing expenses and general and administrative expenses as well as impairment of goodwill. Our total operating expenses were US$4.3 million, US$104.2 million and US$27.9 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses incurred in connection with advertisements and market promotion events, loyalty program, as well as other overhead expenses incurred for our sales and marketing personnel.

Our selling and marketing expenses were nil, US$5.4 and US$20.4 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Our general and administrative expenses were US$4.3 million, US$12.9 million and US$7.5 million, for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Provision for Income Tax Benefit

We are subject to PRC Enterprise Income Tax Law on taxable income in accordance with the relevant PRC income tax laws. We incurred net losses of US$43.9 million, US$93.6 million and US$25.3 million for the years ended December 31, 2014, 2015 and 2016, respectively. Our provision for income tax benefit were nil, US$1.2 million and US$2.2 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Revenue Recognition

We recognize revenue from the sales of rice, flavoring, oil, seafood, wine and other types of generic food and beverage products through our online platform www.ccjoin.com. The website also serves as an online platform to connect third party vendors and customers. We recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

We recognize revenue when the customers confirm the acceptance of the goods once they receive the delivered goods. The sales returns are considered and estimated when the related revenue was recognized.

Revenue is recorded net of surcharges and value-added tax ("VAT") and related surcharges.

We primarily generate revenue from online direct sales and online platform services.

Online direct sales

We primarily sell rice, flavoring, oil, seafood, wine and other products relating to catering and hotel industries through online direct sales. There is a separate channel on our online platform designated for our online direct sales, and we record revenue from online direct sales on a gross basis as we act as the principal in these arrangements: we are the primary obligor in the sales arrangements, have latitude in establishing prices and have discretion in suppliers' selection. On certain transactions, we also retain some of general inventory risk and physical inventory loss risk.

Online platform services

We also provide the online platform services to connect third-party sellers and purchasers for their transactions via our online marketplace. Online platform sales are made from the online stores under the third-party sellers’ names, and we record the related revenue on a net basis as we act as the agent in these arrangements: we are not the primary obligor, do not bear inventory risk, and do not have the ability to establish the price or discretion in supplier selection. For the years ended December 31, 2015 and 2016, revenues related to the online platform services were nil, as we did not charge any service fees to the third-party sellers and purchasers.

Impairment of Goodwill and Long-lived Assets

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

Some of the significant estimates and assumptions inherent in the discounted cash flow, or DCF method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives.

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

Goodwill is tested for impairment at least once annually or more frequently if we believe indications of impairment exist. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. We currently have one reporting unit, which recorded goodwill in relation to the acquisition of JMU HK in June 2015.

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

After the divestiture of the group buying business, we had one reporting unit, our B2B business for the food service industry. We performed the annual impairment test on December 31, 2015 and 2016 by applying the DCF method. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), which primarily included management projections on the discounted future cash flow analysis including the discount rate using a weighted average cost of capital of 17.5% (2015:17.0%) and expected revenue growth rates. The estimated fair value of the reporting unit was below the carrying amount of our net assets. We recognized an impairment loss of US$85.9 million and nil for the years ended December 31, 2015 and 2016, respectively.

We estimated the fair values of the intangible assets with the assistance from an independent third-party appraiser. We are ultimately responsible for the determination of all amounts related to the intangible assets recorded in the financial statements.

Acquired intangible assets are amortized over their useful lives. Useful lives are based on our management’s estimates of the period that the assets will generate revenue. We amortize intangible assets with determinable useful lives on a straight-line basis. We evaluate intangible assets with determinable useful lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure recoverability of long-lived assets to be held and used as part of an asset group by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If we believe the assets are impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets.

Considering that we have incurred operating losses, we have determined to perform the annual impairment tests on acquired intangible assets on December 31 of each year. As a result of the annual impairment test, no impairment loss of acquired intangible assets was recognized for the years ended December 31, 2014, 2015 and 2016. Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

We apply the provision of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Share-based payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs net of an estimated forfeiture rate using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or is expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future years.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

The following table sets forth the fair value of our ordinary shares estimated at different dates during the past three fiscal years prior to our initial public offering:

Date	Class of shares	Fair value		Purpose of valuation	Type of valuation
April 18, 2014	Ordinary Shares	US$	0.0590	Share options granted as of April 18, 2014	Contemporaneous
June 29, 2014	Ordinary Shares	US$	0.1380	Ordinary share compensation to executives and certain directors as of June 29, 2014	Contemporaneous

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

The fair value of our ordinary shares decreased from US$0.0611 per share as of March 15, 2013 to US$0.0590 per share as of April 18, 2014, primarily due to the following reasons:

•	the company’s 2013 actual performance missed budget; and

•	profitability declined due to intense competition in the market resulting in our lower bargaining power to counterparties in negotiating the take rate (margin) and higher operating expenses (e.g. sales commission cost).

•	The fair value of our ordinary shares increased from US$0.0590 per share as of April 18, 2014 to US$0.1380 per share as of June 29, 2014, primarily due to the following reasons:

•	Financial performance was expected to be better in the long run when the company’s business was expected to receive contribution from the new operation of WoWo Merchant App;

•	We have engaged an underwriter to start preparing for an IPO and accordingly;

•	DLOM was lower due to a shorter period to the expected initial public offering date; and

•	There is a higher chance that an IPO leading to automatic conversion of the preference shares into ordinary shares would occur.

1.         We believe that the increase in the fair value of our ordinary shares from US$0.1380 as of June 29, 2014, to US$0.56 per share, or US$10.00 per ADS, the initial public offering price divided by the number of ordinary shares represented by each ADS, was primarily attributable to the following factors:

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

By assuming all of our preferred shares have been converted to ordinary shares, our ordinary share value would have been increased to US$0.21 (or by US$0.07).

•	We achieved a better financial performance since July 1, 2014 than our previous estimate, as the result of significant, unexpected revenue growth attributed by the following factors: (i) We upgraded our WoWo Merchant Apps in July 2014. As a result, the number of our online merchant clients increased from 92,002 in the second quarter to 119,310 in the fourth quarter of 2014, an increase of 25% on a semi-annual basis or 50% on an annual basis. The number of our newly signed-up paying merchant clients also increased from 2,103 in the second quarter to 3,135 in the fourth quarter, an increase of 50% on a semi-annual basis. (ii) We launched a new strategic business initiative in fourth quarter of 2014 by opening our platform to third party service providers’ clients in various vertical sectors. They have enrolled in this new business and have brought more than 10,000 new merchants to our platform. (iii) Within the fourth quarter of 2014, we achieved major milestones in the development and set up clear launching schedule for two new products with features that would enable our merchant clients to open and manage their online stores using their own smart phones and enable craftsmen to open and manage their online stores on our platform. These two new products would be launched at the end of first quarter 2015. Once launched, we believe these products will further increase the number of merchants signed up to our platform, many of which could ultimately become paying merchants. Our conversion rate from online merchants to paying merchants has been approximately 12.4%. (iv) Within the fourth quarter of 2014, we completed the addition of three new value-added services into our product roadmap. These new services would attract more merchants and further improve paying merchant conversion rate. We believe both growing merchant base and improvement of paying-merchant conversion rate will further drive our revenue growth.

•	Based on the above strategic initiatives and strong operating performance in terms of revenues, number of merchants and other factors in the fourth quarter of 2014, we expect our performance in 2015 and beyond to be better than originally forecasted in the June 29, 2014 valuation. This results in an additional increment in the ordinary shares value to US$0.36 (or by US$0.15).

•	Taking into account the improvement of our business performance and indications of the success of our business plan, the company-specific risk factor used in estimating a market participant’s required rate of return for investing in our shares was reduced by 4%, reflecting the decrease in the perceived risk in achieving our financial forecasts. Therefore, the overall discount rate was lowered from 23% as of June 29, 2014 to 19% as of January 30, 2015. We believe this factor would increase the fair value of our ordinary shares to US$0.52 (or by US$0.16).

•	The imminent launch of our initial public offering will provide us with additional capital and will enhance our ability to access capital markets to grow our business, raise our profile in China and provide our shareholders with greater liquidity. In particular, the 8% discount for lack of marketability previously used to value our ordinary shares as of June 29, 2014 would no longer be applicable after our initial public offering. We believe this factor would increase the fair value of our ordinary shares to US$0.56 (or by US$0.04).

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

Since our initial public offering in April 2015, the determination of the fair value of the ordinary shares has been based on the market price of our ADSs, each representing 18 ordinary shares, traded on the NASDAQ Global Market.

The following table sets forth certain information regarding the share options granted to our employees at different dates in the past three fiscal years prior to December 31, 2016:

Grant/Re- measurement date	Type of award	Number of award	Exercise price		Fair value of ordinary share		Intrinsic value		Type of valuation
April 18, 2014	Employee share option	11,445,500	US$	0.01	US$	0.00590	US$	560,830	Contemporaneous
July 27, 2015	Employee restricted share units	28,841,700		N/A	US$	0.2650	US$	7,643,050	Contemporaneous
July 1, 2016	Share option granted to executives	11,633,400	US$	0.20	US$	0.1196	US$	-	Contemporaneous
July 1, 2016	Share option granted to staffs	20,395,300	US$	0.20	US$	0.0945	US$	-	Contemporaneous
July 1, 2016	Employee restricted share units	10,430,000		N/A	US$	0.1328	US$	1,385,202	Contemporaneous

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

The key assumptions used in valuation of the employee share options are summarized in the following table:

	Grants on April 18, 2014	Modification on September 1, 2015	Grants on July 1, 2016
Risk-free rate of return(1)	1.8%	0.47% - 0.88%	1.46%
Contractual life of the options(2)	5.0 years	5.0 years	10 years
Volatility(3)	58%	60% - 65%	54.78%
Expected dividend yield(4)	0%	0%	0%
Post-vesting forfeiture rate(5)	9.0%/40.0%	N/A	36.1%
Exercise multiple(6)	3x / 2x	3x / 2x	3x / 2x

(1)	The risk-free rate of return is based on the yield curve of USD China Sovereign Bonds as of the valuation dates as extracted from Bloomberg.

(2)	The contractual life of the options is based on the option grant letter.

(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed guideline companies over a period comparable to the contractual life of the options.

(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.

(5)	The post vesting forfeiture rate applied to options granted to general staff was based on our historical statistical data. 0% was applied to options granted to executive management with expectation that the executive management will not quit from the company over the contractual life of the options.

(6)	Exercise multiple is the ratio of fair value of share over the exercise price at the time which the option will be exercised, estimated based on a consideration of research study regarding exercise pattern from historical statistical data. A multiple of three was used for the executive management and a multiple of two was used for general staff.

Loyalty program

In 2016, we launched a customer loyalty program to certain qualified customers, who can earn customer credits from purchases if their annual spending with us exceeds RMB10 million. The customers can redeem the earned credits for gift merchandise, and we account for such credits by recording a liability and corresponding selling expenses for the estimated incremental cost of outstanding credits earned that are expected to be redeemed.

During 2016, we negotiated settlement of earned loyalty credits with 13 of our customers in our ordinary shares. As part of the settlement, we agreed to issue 4.42 million of our ordinary shares, and recognized US$1,377,503 in paid-in capital and selling expenses based on the grant date fair value of the ordinary shares. We are not legally obligated, or expects to continue, redemption of the credits for the ordinary shares in the future

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period for public entities; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public entities; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities. Early adoption is permitted to the original effective date. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11 (“ASU 2015-11”), Inventory (Topic 330): Simplifying the Measurement of Inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for public entities for fiscal years and interim periods within those fiscal years, as well as for all other entities for fiscal years beginning after December 15, 2016; and, interim periods within annual periods beginning after December 15, 2017 for all other entities. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented for public entities; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. Early adoption is permitted. After the adoption of ASU 2015-17, all the current deferred tax assets will be reclassified as noncurrent deferred tax asset on the consolidated balance sheet.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years; and for all other entities, are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018; and, annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020 for all other entities. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), (“ASU 2016-08”) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. This guidance will be effective at the same date as the adoption of ASU 2014-09. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 involves several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and accounting for forfeitures. Some of the areas apply only to nonpublic entities. In terms of accounting for forfeitures, companies will have to elect whether to account for forfeitures of share-based payments by (1) recognizing forfeitures of awards as they occur (e.g., when an award does not vest because the employee leaves the company) or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. We will make an election at the entity level using a modified retrospective transition method, with a cumulative-effect adjustment to retained earnings. ASU 2016-09 is effective for public business entities for annual reporting period and interim periods within those years beginning after December 15, 2016; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods for public entities; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020 and for all other entities in the first quarter of 2022. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”), Other income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

	For the year ended December 31,
	2014	2015	2016
	(US$ in thousands)
Consolidated statements of operations data
Revenues
Related parties	—	542	10,078
Third parties	—	10,935	63,123
Cost of revenues	—	(13,220)	(72,857)
Gross (loss) / profit	—	(1,743)	344
Operating expenses:
Selling and marketing	—	(5,360)	(20,405)
General and administrative	(4,323)	(12,911)	(7,531)
Impairment of goodwill	—	(85,935)	—
Total operating expenses	(4,323)	(104,206)	(27,936)
Loss from operations	(4,323)	(105,949)	(27,592)
Interest income	—	7	26
Other income, net	—	46	39
Loss before provision for income tax	(4,323)	(105,896)	(27,527)
Provision for income tax benefits	—	1,250	2,234
Loss from continuing operations	(4,323)	(104,646)	(25,293)

Discontinued operations:
(Loss)/Income from discontinued operations	(39,546)	11,076	—
Provision for income tax benefits	—	—	—
(Loss)/Income from discontinued operations, net of tax	(39,546)	11,076	—

Net loss	(43,869)	(93,570)	(25,293)

Year ended December 31, 2016 compared to Year ended December 31, 2015

Revenues

Our revenues increased by 538% from US$11.5 million for the year ended December 31, 2015 to US$73.2 million for the year ended December 31, 2016. This increase was primarily due to our rapid growth of business in 2016 as well as the fact the our revenue number for the fiscal year 2015 only contains the financial results since June 2015 when we acquired JMU HK.

Cost of revenues

Our cost of revenues increased by 451% from US$13.2 million for the year ended December 31, 2015 to US$72.9 million for the year ended December 31, 2016. This increase was primarily due to our rapid growth of business and generally in line with the increase of revenue. The increase rate of cost of revenues was lower than the increase rate of revenues because we started to charge margins in our direct sales business in 2016 while we maintained zero margin to attract customers in 2015.

Total operating expenses

Our total operating expenses decreased by 73% from US$104.2 million for the year ended December 31, 2015 to US$27.9 million for the year ended December 31, 2016. This change was primarily because we did not incur impairment of goodwill in 2016 as compared to a charge of US$85.9 million in 2015.

Selling and marketing expenses

Our selling and marketing expenses increased by 278% from US$5.4 million for the year ended December 31, 2015 to US$20.4 million for the year ended December 31, 2016. This increase was due to (i) a US$4.3 million expense related to loyalty program, which we started in 2016, (ii) share based compensation increased by US$0.7 million, and (iii) an increase of US$8.6 million of amortization of intangible assets in 2016 compared to 2015. Our salaries to sales personnel also increased US$1.5 million mainly because the salary expense for fiscal year 2015 only contains the expense incurred since June 2015 when we acquired JMU HK while the number for fiscal year 2016 covers the whole year 2016.

General and administrative expenses

Our general and administrative expenses decreased by 42% from US$12.9 million for the year ended December 31, 2015 to US$7.5 million for the year ended December 31, 2016, primarily because the fee paid to professional service providers decreased US$4.1 million compared to 2015 when we had our initial public offering and several major corporate transaction.

Loss

As a result of the foregoing, our loss from continuing operations decreased by 76% from US$104.6 million for the year ended December 31, 2015 to US$25.3 million for the year ended December 31, 2016.

Year ended December 31, 2015 compared to Year ended December 31, 2014

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

Selling and marketing expenses

Our selling and marketing expenses increased from nil for the year ended December 31, 2014 to US$5.4 million for the year ended December 31, 2015. We did not incur selling and marketing expenses for the year ended December 31, 2014 as we only acquired our current continuing B2B business in 2015, whereas we started to incur advertising and marketing promotion expenses related to our B2B platform for the year ended December 31, 2015.

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

B.	Liquidity and Capital Resources.

We had US$1.6 million, US$11.2 million and US$2.6 million in cash and cash equivalents as of December 31, 2014, 2015 and 2016, respectively.

The following table sets forth a summary of our cash and cash equivalents inside and outside of the PRC as of December 31, 2016:

Total cash and cash equivalents
(US$ in thousands)
Our VIE	1,924
PRC entities other than Our VIE	13
Entities inside of the PRC	1,937
Entities outside of the PRC	668
Total	2,605

We have incurred net losses and experienced negative cash flow from operating activities since our inception. Our net losses were US$43.9 million, US$93.6 million and US$25.3 million for the years ended December 31, 2014, 2015 and 2016, respectively, and our net cash used in operating activities in these three years was US$32.0 million, US$33.5 million and US$5.8 million, respectively. We believe that our current cash balance, anticipated cash flows from operations, and the financial support obtained from Ms. Xiaoxia Zhu and Ms. Huimin Wang, two of our principal shareholders, will be sufficient to meet our anticipated capital needs for the next 12 months from the date of this annual report. These commitments are guaranteed by certain assets from Ms. Zhu and Ms. Wang. The funds, if and when called, shall be provided in cash as equity investment in our Company. This commitment is for an amount subject to our actual deficiency without any limitation. Ms. Huimin Wang made an interest-free loan to us in the amount of to RMB40 million (US$5.8 million) in April 2016 and Ms. Xiaoxia Zhu made another loans to us in the amount of RMB10 million (US$1.2 million), RMB15 million (S$1.9 million) and RMB35 million (US$5.1 million) in January, March and May 2017, respectively to enable us to meet the working capital requirements to fund our daily operations.

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

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if our wholly-owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Our WFOE currently has in place with Our VIE in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, our wholly-owned PRC subsidiary, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises such as our wholly-owned PRC subsidiary are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”. In addition, our investment made as registered capital and additional paid in capital of Our WFOE and Our VIE are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, Our WFOE and Our VIE in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2016, the restricted net assets of Our WFOE and Our VIE, which represents registered capital and additional paid-in capital, was US$28.2 million. Any limitation on the ability of Our WFOE or our Hong Kong subsidiary, JMU HK, to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We are an offshore holding company conducting our operations in China through Our WFOE and Our VIE. The functional and reporting currency of our company is US Dollars. The financial records of Our WFOE and Our VIE located in the PRC are maintained in Renminbi. Fluctuation in the exchange rate between the Renminbi and other foreign currency may affect our ability to inject capital in Our WFOE and Our VIE. We could lend to Our WFOE and Our VIE, or we could make additional capital contributions to Our WFOE, or we could establish new PRC subsidiary and make capital contributions to these new PRC subsidiary, or we could acquire offshore entities with business operations in China in an offshore transaction. Most of these uses are subject to PRC regulations and approvals. For example, loans by us to Our WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance Our WFOE by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are unlikely to lend money to Our VIE and its subsidiaries which are PRC domestic companies. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations”.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2014	2015	2016
	(US$ in thousands)
Net cash used in operating activities	(31,960)	(33,531)	(5,826)
Net cash used in investing activities	(586)	(11,896)	(2,581)
Net cash provided by financing activities	33,768	54,883	—
Effect of exchange rate changes	5	50	(140)
increase/(decrease) in cash	1,227	9,506	(8,547)
Cash at the beginning of the period	419	1,646	11,152
Cash at the end of the period	1,646	11,152	2,605

Net cash used in operating activities

Net cash used in operating activities was US$5.8 million for the year ended December 31, 2016. We had net loss of US$25.3 million. The principal items accounting for the difference between our net loss and our net cash used in operating activities were a decrease of prepaid expenses and other current assets of US$15.8 million, depreciation and amortization of US$8.9 million and a decrease of accounts receivable of US$1.9 million, partially offset by a decrease of accrued expenses and other current liabilities of US$8.6 million, income tax benefits of US$2.2 million and a decrease of accounts and notes payable of US$1.4 million.

Net cash used in operating activities for the year ended December 31, 2015 was US$33.5 million, of which US$10.7 million was used in continuing operations and US$22.8 million in discontinued operations. The principal items accounting for the difference between our net loss from continuing operations of US$104.6 million and our net cash used in continuing operations of US$10.7 million were impairment of goodwill of US$85.9 million, an increase of accrued expenses and other current liabilities of US$16.7 million, an increase of amount due from related parties of US$8.5 million and depreciation and amortization of US$4.9 million, partially offset by a decrease of prepaid expenses and other current assets of US$18.5 million, an increase in accounts receivable of US$3.0 million and an increase of amounts due to related parties of US$2.7 million.

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

Net cash used in investing activities

Net cash used in investing activities was US$2.6 million for the year ended December 31, 2016, including US$1.9 million for purchase of property and equipment and US$0.7 million payment for investment.

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

Net cash provided by financing activities

Financing activities did not provide us with any cash for the year ended December 31, 2016.

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

Capital Expenditures

We made capital expenditures of US$1.9 million for the year ended December 31, 2016, consisting of the purchase of property and equipment.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, and 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

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

Save for the contingent withholding tax obligation disclosed above and commitments disclosed below, we do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F.	Tabular Disclosure of Contractual obligations.

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(US$ in thousands)
Operating Lease Commitments	21,160	1,819	3,203	3,056	13,082
Investment Commitments*	2,160	—	—	—	2,160
Total	23,320	1,819	3,203	3,056	15,242

*	In May 2016, Our VIE completed its acquisition of 10% equity interest in Cold Chain Link Global (Shanghai) Logistic Co., Ltd. The contractual investment amount is RMB30.0 million (US$2.9 million). As of December 31, 2016, Our VIE have paid RMB5.0 million (US$0.7 million). The remaining payment obligation is due no later than March 9, 2045.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoxia Zhu	46	Co-Chairperson of the Board of Directors, Chief Executive Officer
Maodong Xu	48	Co-Chairperson of the Board of Directors
Jianguang Wu	42	Director
Huimin Wang	60	Director
Feng Pan	38	Director
Liyun Cao	46	Director
Tianruo (Robert) Pu	48	Independent Director
Tony C. Luh	52	Independent Director
Min Zhou	52	Independent Director
Gang Yu	57	Independent Director
Frank Zhigang Zhao	52	Chief Financial Officer

Ms. Xiaoxia Zhu has served as the co-chairperson of our board of directors since June 2015. She was our co-chief executive officer from June 2015 to September 2015, and has served as our chief executive officer since then. Ms. Zhu has over 21 years of experiences on Chinese hotels and restaurant management and the internet startups. In 2013, Ms. Zhu, Ms. Huimin Wang and over 40 leading catering and hotel brands across China, jointly founded JMU. Ms. Zhu is also the vice chairwoman of China Hotel Association. From 1998 to current, Ms. Zhu founded and served as chief executive officer and chairwoman of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. where she successfully expanded its business operations across multiple regions and brands to become what is now among China’s top 100 catering enterprises.

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

Mr. Jianguang Wu has been our director since August 2011. Mr. Wu also served as our co-chief executive officer from June 2015 to September 2015, and executive president from November 2013 to June 2015. Before that, Mr. Wu was our chief technology officer from September 2011 to November 2013. Between 2008 and 2011, he served as the Executive Vice President of Welink Information Technology Co., Ltd. Between 2007 and 2008, Mr. Wu served as the Executive Vice President of Focus Media Limited. In 2005, Mr. Wu founded Beijing Mingzhi Unlimited Information Technology Co., Ltd., and served as the Chief Technology Officer until 2007. In 2004, Mr. Wu founded Beijing eTone Infotech Co., Ltd., and served as the Chief Technology Officer until 2005. In addition to his current role in our company, Mr. Wu has been the chairman of the board of director of Beijing Yunzong Internet Information Technology Limited since September 2015. Mr. Wu received a bachelor’s degree from Beijing Union University School of Information Engineering in 2000.

Ms. Huimin Wang has served as our director since June 2015. Ms. Wang is a cofounder of JMU HK, and she is also the founder of “Xiao Nan Guo” or the “Shanghai Min” brand. Besides her directorship in our Company, at present, Ms. Wang is also the chairperson of Xiao Nan Guo Holdings Limited and chairperson of the board of directors of Xiao Nan Guo Restaurants Holdings Limited, a company listed on the Stock Exchange of Hong Kong (code: 3666.HK). Ms. Huimin Wang is also the Vice Chairman of China Cuisine Association, China Hotel Association and World Association of Chinese Cuisine.

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

Ms. Liyun Cao has served as our director since June 2015. Ms. Cao has served as vice president of JMU HK and president of JMU HK’s Supply Unit since 2014, and was responsible for the operation and management of its B2B business. From 2001 to 2014, Ms. Cao worked at Zhejiang Sunward Fishery Restaurant Group Co., Ltd. in various roles including Operations Manager of the Jiangsu and Shanghai Districts. In 2012, she was promoted and has served as a director and vice president of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. for two years.

Mr. Tianruo (Robert) Pu has served as our independent director since April 2015. Mr. Pu has also served as the chief financial officer of Zhaopin Limited, a NYSE listed company, since January 2016 and a director of Renren Inc., a NYSE listed company since December 2016. Previously, Mr. Pu served as a director of UTStarcom Holdings Corporation, a NASDAQ listed company, from November 2011 to August 2014 and its Chief Financial Officer from October 2012 to August 2014. Mr. Pu served as the Chief Financial Officer of China Nuokang Biopharmaceutical Inc., a NASDAQ listed company, from September 2008 to June 2012. Prior to Nuokang Biopharmaceutical Inc., Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company, from June 2006 to August 2008. Prior to Global Data Solutions, Mr. Pu had gained various accounting and finance experiences in both China and the United States. Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management, a Master of Science degree in accounting from the University of Illinois and a Bachelor of Arts degree in English from China Foreign Affairs College.

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

Dr. Gang Yu has served as our director since October 2016. Dr. Yu is the co-founder and executive chairman of New Peak Group, and has served as the co-chairman of Zall Group Limited, a company listed on the Hong Kong Stock Exchange, since August 2015. During August 2008 to July 2015 prior to founding New Peak Group, he was the co-founder and chairman of Yihaodian, a leading ecommerce company in China. Prior to this role, Dr. Yu served as vice president, worldwide procurement at Dell Inc. between September 2006 and August 2007 and vice president, worldwide supply chain at Amazon.com between July 2004 and August 2006. Dr. Yu received Bachelor of Science degree from Wuhan University, Master of Science degree from Cornell University and Ph. D. from the Wharton School of the University of Pennsylvania.

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

Compensation of Directors and Executive Officers

In 2016, we paid an aggregate of approximately RMB2.56 million (US$0.39 million) in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plan

We adopted our share incentive plan in 2011 and amended it in 2015 to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The amended and restated 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” Our board of directors has authorized the issuance of ordinary shares of up to 15% of the issued and outstanding share capital of our company from time to time.

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

The following table summarizes, as of March 31, 2017, the outstanding options granted to our executive officers, directors, and other individuals as a group under our amended and restated 2011 share incentive plan.

Name	Common shares underlying options awarded/Restricted Share Units		Exercise price (US$/share)	Date of grant	Date of expiration
Feng Pan	*		0.2	2016/7/1	2016/7/1
	*	(1)	—	2016/7/1	2016/7/1
Liyun Cao	*		0.2	2016/7/1	2016/7/1
	*	(1)	—	2016/7/1	2016/7/1
Other Individuals as a Group	54,571,332		from 0 to 0.2	from 2011/2/1 to 2016/7/1	from 2017/9/1 to 2016/7/1
	*	(1)	—	2016/7/1	2016/7/1
Total	71,468,032

*	Less than one percent of our total outstanding share capital.

(1)	restricted share units

C.	Board Practices.

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

Terms of Directors and Executive Officers

We have ten directors on our board of directors, four of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. The directors are divided into three different classes, namely Class I Directors, Class II Directors and Class III Directors.

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

At the first annual general meeting after the adoption of the third amended and restated articles of association, all Class II Directors shall retire from office and be eligible for re-election. At the second annual general meeting after the adoption of the third amended and restated articles of association, all Class III Directors shall retire from office and be eligible for re-election. At the third annual general meeting after the adoption of the third amended and restated articles of association, all Class I Directors shall retire from office and be eligible for re-election. Currently Class I includes Mr. Maodong Xu, Mr. Tianruo (Robert) Pu and Ms. Xiaoxia Zhu; Class II includes Mr. Jianguang Wu, Mr, Feng Pan and Mr. Gang Yu; and Class III includes Mr. Tony C. Luh, Mr. Min Zhou, Ms. Huimin Wang and Ms. Liyun Cao.

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

As of December 31, 2016, we had a total of 291 employees, consisting of 92 in sales, 66 in marketing, 35 in research and development, and 98 staff members in administrative and management departments. We had a total of 285 employees as of December 31, 2015 and 3,194 employees as of December 31, 2014.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2017 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after March 31, 2017. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. Percentage of ordinary shares is based on 1,475,645,946, the total number of ordinary shares outstanding as of March 31, 2017 (excluding 562,724 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of outstanding options)

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Maodong Xu(1)	322,342,368	21.8%
Xiaoxia Zhu(2)	245,485,086	16.6%
Jianguang Wu	*	*
Huimin Wang(3)	291,015,012	19.7%
Feng Pan(4)	111,213,418	7.5%
Liyun Cao	—	—
Tianruo (Robert) Pu(5)	—	—
Tony C. Luh(6)	—	—
Min Zhou(7)	—	—
Gang Yu(8)	—	—
Frank Zhigang Zhao	*	*
Directors and executive officers as a group	980,428,424	66.4%
Principal Shareholders:
New Field Worldwide Limited(9)	294,410,503	20.0%
Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.(10)	158,219,624	10.7%
Extensive Power Limited(11)	149,100,132	10.1%
Moonlight Vista Limited(12)	141,914,880	9.6%
Shanghai Zhongju Investment Management Center (limited Partnership)(13)	111,213,418	7.5%
Markland (Hong Kong) Investment Limited(14)	87,265,462	5.9%
CDH Barley Limited(15)	78,362,511	5.3%

*	Less than 1% of our total outstanding shares.

**	The address of our directors (except Mr. Tianruo (Robert) Pu, Mr. Tony C. Luh, Mr. Min Zhou and Mr. Guang Yu) and executive officers is North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai 200438, People’s Republic of China.

(1)	representing (i) 294,410,503 ordinary shares owned by New Field Worldwide Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, (ii) 931,865 ordinary shares owned by Link Crossing Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, and (iii) 27,000,000 ordinary shares owned by Estate Spring Limited, a Cayman Islands company controlled by Maodong Xu, the registered address of which is Floor 4, Willow house, Cricket Square, P.O. Box 2804, Grand Cayman KY1-1112, Cayman Islands.

(2)	representing (i) 158,219,624 ordinary shares owned by Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., a PRC company controlled by Xiaoxia Zhu, the principal business address of which is No. 236, Caihong South Road, Jiangdong, Ningbo, People’s Republic of China, and (ii) 87,265,462 ordinary shares owned by Markland (Hong Kong) Investment Limited, a Hong Kong company wholly owned by Xiaoxia Zhu, the principal business address of which is Flat B4, 6/F., Block B, Hankow Centre, 4A Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(3)	representing (i) 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and (ii) 141,914,880 ordinary shares owned by Moonlight Vista Limited, a BVI company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(4)	representing 111,213,418 ordinary shares owned by Shanghai Zhong Ju Investment Management Center, a PRC limited liability partnership, whose general partner has irrevocably appointed Feng Pan to act on behalf of the general partner for all matters relating to Shanghai Zhong Ju Investment Management Center and has irrevocably waived the right to replace Feng Pan. The principal business address of Shanghai Zhong Ju Investment Management Center is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

(5)	The business address of Mr. Pu is 5th Floor Shoukai Plaza, 10 Fu Rong Street, Wang Jing, Beijing, People’s Republic of China.

(6)	The business address of Mr. Luh is c/o Dragon Venture, Inc., 55 East 3rd Avenue, San Mateo, CA 94401.

(7)	The business address of Mr. Zhou is c/o Beijing Enterprises Water Group Limited. Tower 3 Poly International Plaza, Zone 7 Wangjing East Park, Chaoyang District, Beijing, People’s Republic of China.

(8)	The business address of Mr. Yu is Building 10, No. 115 Lane 572, Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China.

(9)	representing 294,410,503 ordinary shares owned by New Field Worldwide Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands

(10)	representing 158,219,624 ordinary shares owned by Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., a PRC company controlled by Xiaoxia Zhu, the principal business address of which is No. 236, Caihong South Road, Jiangdong, Ningbo, People’s Republic of China.

(11)	representing 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong,

(12)	representing 141,914,880 ordinary shares owned by Moonlight Vista Limited, a BVI company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(13)	representing 111,213,418 ordinary shares owned by Shanghai Zhong Ju Investment Management Center, a PRC limited liability partnership. The principal business address of Shanghai Zhong Ju Investment Management Center is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

(14)	representing 87,265,462 ordinary shares owned by Markland (Hong Kong) Investment Limited, a Hong Kong company wholly owned by Xiaoxia Zhu, the principal business address of which is Flat B4, 6/F., Block B, Hankow Centre, 4A Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(15)	representing 78,362,511 ordinary shares owned by CDH Barley Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners II, L.P. CDH Venture GP II Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners II, L.P. and has the power to direct CDH Venture Partners II, L.P. as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners II, L.P. The registered address of CDH Barley Limited is Kingston Chambers, P.O. Box 173, Road Town, British Virgin Islands. Such information is solely based the Schedule 13G/A filed by CDH Barley Limited, CDH Venture Partners II, L.P. and CDH Venture GP II Company Limited with Securities and Exchange Commission on February 6, 2017.

As of March 31, 2017, we had 1,476,208,670 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States. Citibank, N.A., depositary of our ADS program, held 254,080,746 ordinary shares as of that date, representing 17.2% of our outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in internet businesses, we conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co., Ltd., on the one hand and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., and its subsidiaries and shareholders on the other. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

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

Lock-up Agreement with Mr. Maodong Xu, Ms. Xiaoxia Zhu and Ms. Huimin Wang

In connection with the share issuance to Mr. Maodong Xu in 2015 and the acquisition of JMU HK, we entered into a lock-up agreement in June 2015 with each of Mr. Xu, Ms. Xiaoxia Zhu and Ms. Huimin Wang, pursuant to which each of Mr. Xu, Ms. Zhu and Ms. Wang agreed not to directly or indirectly dispose of the number of the ordinary shares beneficially owned by them on June 8, 2015, the closing date of the acquisition of JMU, without the prior written consent of our board of directors. Additionally, Mr. Xu also agreed not to directly or indirectly dispose of the ordinary shares he acquired under the subscription agreement described above. The restrictions on one-third of the total ordinary shares under the lock-up agreement will be removed on each anniversary of June 8, 2015.

Registration Rights Agreement

In connection with acquisition of JMU HK, we entered into a registration rights agreement with former shareholders of JMU HK and entities beneficially owned by Mr. Maodong Xu, pursuant to which we agreed to provide these former shareholders and Mr. Xu with certain registration rights in respect of our ordinary shares held by them.

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

Related Party Loans and Other Payments

In April 2016, Ms. Huimin Wang, our director, provided us an interest free loan of RMB40 million through Xiao Nan Guo (Group) Co., Ltd., an entity controlled by her. We had repaid such loan in 2016.

In January, March and May 2017, Ms. Xiaoxia Zhu, our Chief Executive Officer and Co-Chairperson of the Board, provided us loans of RMB10 million (US$1.2 million), RMB 15 million (US$1.9 million) and RMB35 million (US$5.1 million), respectively.

Chung So Si Fong Dessert Limited, Hong Kong Sunward Fishery Restaurant Management Co., Ltd., Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd., Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd., Ningbo Yinzhou Sunward Logistics Co., Ltd., Nanjing Yongji Sunward Fishery Restaurant Co., Ltd., Shanghai Congshao Dessert Co., Ltd., Shanghai Congshao Restaurant Management Co., Ltd., Shanghai Putuo Sunward Restaurant Co., Ltd., Shenzhen Congshao Restaurant Management Co., Ltd., Tianjin Congshao Restaurant Management Co., Ltd. and Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd., all of which are controlled by Ms. Xiaoxia Zhu, purchased products on our B2B platform. We recorded revenues of US$1.7 million from these entities in 2016, and as of December 31, 2016 the total amount due from them was US$182 thousand.

Xiao Nan Guo Holdings Limited, Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd., Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd. and WM Ming Hotel, all of which are controlled by Ms. Huimin Wang, purchased products on our B2B platform. We recorded revenues of US$8.4 million from these entities in 2016, and as of December 31, 2016 the total amount due from them was US$7 thousand.

Shanghai MIN Hongshi Trading Co., Ltd., entity controlled by Ms. Huimin Wang, sold products to other customers via our B2B platform. As of December 31, 2016, the amount due from the entity was US$24 thousand.

Chung So Si Fong Dessert Limited, Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd., Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd., Nanjing Yongji Sunward Fishery Restaurant Co., Ltd., Shanghai Congshao Dessert Co., Ltd., Shanghai Congshao Restaurant Management Co., Ltd., Shenzhen Congshao Restaurant Management Co., Ltd., Tianjin Congshao Restaurant Management Co., Ltd., Wuhan Congshao Restaurant Management Co., Ltd. and Hong Kong Sunward Fishery Restaurant Management Co., Ltd., all of which are controlled by Ms. Xiaoxia Zhu, purchased products from other suppliers via our B2B platform. As of December 31, 2016, the amount due to them was US$802 thousand.

Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd. and WM Ming Hotel, all of which are controlled by Ms. Huimin Wang, purchased products from other suppliers via our B2B platform. As of December 31, 2016, the amount advance from them was US$909 thousand.

Cold Chain Link Global (Shanghai) Logistic Co., Ltd., an entity under the significant influence of the Company, provided logistics services for our online direct sales. We recorded service fee charged by this entity of US$170 thousand in 2016.

We also rented offices from Xiao Nan Guo (Group) Co., Ltd., which is controlled by Ms. Huimin Wang. We recorded rental expenses of US$218 thousand to this entity in 2016 and the rental agreement expired in June 2016.

Except for the loans borrowed from Ms. Xiaoxia Zhu, all the amounts due to or from related parties are unsecured, non-interest bearing and payable on demand.

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

Our ADSs, each representing 18 of our ordinary shares, are listed on the NASDAQ Global Market under the symbol “JMU”. Trading in our ADSs commenced on April 8, 2015.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Price per ADS (US$)
	High	Low
	US$	US$
Annual Highs and Lows
2015 (from April 8, 2015)	13.00	4.11
2016	6.20	2.90

Quarterly Highs and Lows
Second Quarter 2015 (from April 8, 2015)	13.00	8.00
Third Quarter 2015	9.17	4.11
Fourth Quarter 2015	7.90	4.76
First Quarter 2016	6.20	3.83
Second Quarter 2016	4.58	3.11
Third Quarter 2016	6.00	3.02
Fourth Quarter 2016	4.00	2.90
First Quarter 2017	3.83	2.64

Monthly Highs and Lows
December 2016	4.00	2.90
January 2017	3.83	2.87
February 2017	3.28	2.80
March 2017	3.25	2.64
April 2017	2.80	2.06
May 2017 (through May 19, 2017)	2.68	1.82

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our ADSs are listed on The NASDAQ Global Market under the symbol “JMU”. Each ADS represents 18 ordinary shares.

D.	Selling shareholders

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2016 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

SAFE Circular 37

In July 2014, SAFE issued SAFE Circular 37, which supersedes SAFE Circular 75, and requires that PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. In addition, the SAFE registrations are required to be updated with local SAFE branch with respect to that offshore special purpose company in connection with the change of its basic information, such as its company name, business term, shareholding by individual PRC citizens or residents, merger, or division and, with respect to the individual PRC citizens or residents in case of any increases or decreases of capital in that offshore special purpose company, or share transfers or swaps by the individual PRC citizens or residents

Our PRC citizen or resident beneficial owners are applying for registrations under SAFE Circular 37 with the relevant local counterpart of SAFE in Beijing. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37 or other related regulations. Failure to comply with the required SAFE registration and updating requirements described above could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition”.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares would be subject to PRC individual income tax. Our PRC subsidiary have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we could face sanctions imposed by the tax authorities or other PRC government authorities. In addition, under the SAFE Circular 37 effective from July 2014, the individual PRC citizens or residents who are directors, supervisors, senior management or other employees of an enterprise in the PRC that is directly or indirectly controlled by an overseas non-listed special purpose company and participate in any stock incentive plan of such non-listed special purpose company, can submit relevant materials to the relevant local SAFE branch for the foreign exchange registration before the exercise of the share option. However, as a newly implemented regulation, specific terms of SAFE Circular 37 remain subject to interpretation and application by SAFE.

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

Regulations on Dividend Distribution

Wholly foreign-owned companies in China, such as Our WFOE, may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the commercial banks. Wholly foreign-owned companies is not permitted to pay dividends unless they set aside at least 10% of their respective accumulated profits after-tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to other funds at their discretion. These statutory reserve funds and other funds are not distributable as cash dividends.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign enterprise holders of our ADSs or ordinary shares may be subject to a 10% PRC income tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we could be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” In addition, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is unclear either whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation”. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, and thus, pursuant to United States Treasury Department guidance, our ADSs are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that do not back ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation. For discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or to the extent that such United States Holders elect to treat the dividend income as “investment income” under the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, for United States federal income tax purpose for the taxable year in which such dividends are paid or for the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. In that case, PRC withholding taxes on dividends (limited, in the case of a U.S. holder who qualifies for the benefits of the Treaty, to the extent not exceeding the applicable dividend withholding rate under the Treaty), generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and generally will constitute passive category income. Furthermore, if you have not held the ADSs or ordinary shares for more than 15 days during the 31-day period beginning 15 days before the ex-dividend date (during which you are not protected from risk of loss), or are obligated to make payments related to the dividends, you generally will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the average value (determined on a quarterly basis) of our assets produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents. Furthermore, cash is categorized as a passive asset and our unbooked intangibles associated with active business activities (including goodwill) may generally be taken into account and classified as active assets. In estimating the value of our goodwill, we generally take into account our market capitalization. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016. With respect to our 2017 taxable year and foreseeable future taxable years, and subject to the uncertainty regarding the treatment of our contractual arrangements with our consolidated affiliated entities (discussed below), we presently do not anticipate that we will be a PFIC based upon the expected composition of our income and assets and the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs and ordinary shares). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC for our 2017 taxable year or any future taxable year due to changes in our asset or income composition or the value of our assets. Because the value of our assets may be determined by reference to our market capitalization, and because the market price of our ADSs and ordinary shares may be volatile, a decrease in the price of our ADSs may also result in our becoming a PFIC. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. In addition, although the law in this regard is not entirely clear, we treat Our VIE as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for taxable years ending after the date of our initial public offering.

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

A U.S. investor in a PFIC generally can mitigate the adverse consequences of the excess distribution rules described above by electing to treat the PFIC as a “qualified electing fund” under the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

Foreign Asset Reporting

Certain United States Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) on IRS Form 8938. United States Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares or ADSs.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.ccjmu.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of nil, US$7.4 thousand and US$26.1 thousand for the year ended December 31, 2014, 2015 and 2016, respectively. We had cash and cash equivalents of US$2.6 million as of December 31, 2016. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$26 thousand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Services:	Fees:
• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other fee stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$0.05 per ADS held
• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

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

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 14E	Use of Proceeds.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-201413) for our initial public offering of 4,000,000 ADSs, which became effective on March 31, 2015. We received net proceeds of approximately US$37.3 million from our initial public offering.

For the period from March 31, 2015 to December 31, 2016, we used US$30.0 million from our initial public offering for our acquisition of JMU in June 2015 and the rest in our day-to-day operations.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

After our acquisition of JMU HK, the scope of our internal controls over financial reporting was also enlarged significantly. We also performed a related assessment based on this new control environment and change in scope.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were not effective at December 31, 2016. We did not maintain sufficient controls over financial reporting processes due to an insufficient complement of internal personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP to ensure that the consolidated financial statements were prepared in compliance with U.S. GAAP and SEC requirements properly. This deficiency constitutes as a material weakness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm pursuant to the transition periods established by rules of the SEC for an Emerging Growth Company.

Changes in Internal Control over Financial Reporting

We identified four material weaknesses in internal control over financial reporting during our preparation of the financial statements for the year ended December 31, 2015: (i) lack of accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP, (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, (iii) lack of risk assessment process, and (iv) lack of qualified internal control team with sufficient control experience. Since then, we have implemented the following measures to remediate these material weakness:

•          We hired a reporting manager in the first half of 2016 with experience in U.S. GAAP accounting and reporting, skills and knowledge in the preparation of financial statements under the requirements of U.S. GAAP and financial reporting disclosure under the requirement of SEC rules. This reporting manager has been involved in preparing and reviewing our consolidated financial statements under U.S. GAAP;

•          We hired a controlling manager responsible for internal control establishment and implementation in the first half of 2016 with years of working experience in one of big 4 accounting firms as well as rich experience in internal control, skills and knowledge in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO framework;

•          We established comprehensive accounting policies and procedures manual in accordance with U.S. GAAP in the first half of 2016 which is monitored by the reporting manager on a continuing basis;

•          We established, implemented and improved internal control system including entity level and process level key controls as well as policies monitored by the controlling manager according to COSO framework during 2016. Risk assessment and control evaluation process were conducted by the controlling manager in 2016;

As a result, material weakness (ii) to (iv) in internal control over financial reporting have been remediated. However, we still have an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. We will (i) hire additional qualified financial reporting personnel with U.S. GAAP and SEC reporting experience, and, (ii) improve the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations. In addition, we will establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures.

Item 16.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms.

	Year Ended December 31,
	2015	2016
	USD	USD
	(in thousands)
Audit fees (1)	1,200	500
Total	1,200	500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

On July 7, 2016, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte as our independent registered public accounting firm. The decision was not made due to any disagreements with Deloitte. Effective from November 30, 2016, we appointed Ernst & Young Hua Ming LLP, or Ernst & Young China, a member firm of Ernst & Young Global Limited, or Ernst & Young Global, as our new independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board.

Deloitte’s audit reports on our consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014 did not contain an adverse opinion or a disclaimer of opinion and were not qualified. The audit reports were not modified as to accounting principles or audit scope however they were modified due to uncertainty regarding the our Company’s ability to continue as a going concern.

During each of the years ended December 31, 2015, 2014 and the subsequent interim period through July 7, 2016, there were (i) no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Deloitte with a copy of the disclosures from the first paragraph to the third paragraph under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated May 26, 2017 is attached as Exhibit 15.5.

During each of the years ended December 31, 2015, 2014 and 2013 and the subsequent interim period through November 30, 2016, neither we nor anyone on behalf of us has consulted with Ernst & Young China regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young China concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

In connection with the appointment of Ernst & Young China as our independent auditor for the year ended December 31, 2016, Ernst & Young China evaluated its auditor independence and informed us the following matter:

On April 13, 2015, we appointed Citibank, N.A. as the depositary for our ADSs to be listed for trading on the Nasdaq Global Market. As of December 31, 2016 Citibank, N.A. was our only record shareholder in the United States, holding 226,322,442 ordinary shares, which represented 15.3 % of our outstanding ordinary shares.

Ernst & Young China informed us that certain member firms of Ernst & Young Global have lending relationships with Citibank, N.A. that have been in place throughout 2016 and such relationships are continuing. According to SEC auditor independent rules, an accountant is not independent when the accounting firm, has any loan (including any margin loan) to or from an audit client’s record owner of more than ten percent of the audit client’s equity securities, subject to certain exceptions.

Ernst & Young China subsequently informed us that after careful consideration of the facts and circumstances and the applicable independence rules, it concluded that the debtor-credit relationships would not impair Ernst & Young China’s ability to exercise objective and impartial judgment in connection with its audits of our financial statements for the year ending December 31, 2016 and future periods.

Our audit committee also reviewed and considered the impact that the debtor-creditor relationships may have had on Ernst & Young China’s independence with respect to us under the applicable independence rules. After considering all the facts and circumstances, our audit committee determined that Ernst & Young China would be capable of exercising objective and impartial judgment in connection with the audits of our financial statements.

Therefore, with respect to the independence matter described above, we concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Ernst & Young China was and would be capable of exercising objective and impartial judgment in connection with the audits of our financial statement for the fiscal year ended December 31, 2016 and future periods.

Item 16G.	Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The NASDAQ Global Market, we are subject to NASDAQ’s corporate governance requirements.NASDAQ Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

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

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2) (A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits.

Exhibit No.	Description of Exhibit

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to exhibit 3.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

2.1	Deposit Agreement by and among the Registrant and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

4.2	Master Exclusive Service Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.(incorporated by reference to exhibit 4.10 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.3	Business Cooperation Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.11 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.4	Exclusive Option Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.5	Equity Interest Pledge Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.6	Proxy Agreement and Power of Attorney, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.7	Share Purchase Agreement, dated as of June 5, 2015, by and among the Registrant, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.8	Amendment to Share Purchase Agreement, dated as of September 7, 2015, by and between the Registrant, New Admiral Limited and the representative of the sellers (incorporated by reference to exhibit 99.6 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.9	Share Subscription Agreement, dated as of June 5, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.2 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.10	Amendment to Subscription Agreement, dated as of September 7, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.3 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.11	Registration Rights Agreement, dated as of June 8, 2015, by and among the Registrant, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu (incorporated by reference to exhibit 99.8 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.12	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.9 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.13	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Xiaoxia Zhu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 18, 2015)

4.14	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Huimin Wang (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 19, 2015)

4.15	Working Capital Provision Agreement, dated as of April 20, 2015, by and between the Registrant, Xiaoxia Zhu and Huimin Wang (incorporated by reference to exhibit 4.23 of our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.16*	Working Capital Provision Agreement, dated as of May 25, 2017, by and between the Registrant, Xiaoxia Zhu and Huimin Wang.

4.17	Share Purchase Agreement, dated as of September 7, 2015, by and between the Registrant and Century Winning Limited (incorporated by reference to exhibit 4.33 of our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.18*	Supplemental Agreement, dated as of December 28, 2016, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and Shanghai Zhongmin Investment and Development Group Co., Ltd. (formally known as Shanghai Zhongmin Investment and Development Group Co., Ltd.)

4.19*	Financial Support Letter, dated as of May 18, 2017, from the Registrant to Shanghai Zhongmin Supply Chain Management Co., Ltd.

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to exhibit 99.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b)

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b)

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Beijing Dentons Law Offices, LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the SEC

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JMU LIMITED

By:	/s/Xiaoxia Zhu
	Name:	Xiaoxia Zhu
	Title:	Chief Executive Officer

Date: May 26, 2017

JMU LIMITED (FORMERLY KNOWN AS WOWO LIMITED)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

JMU Limited (formerly known as Wowo Limited):

We have audited the accompanying consolidated balance sheet of JMU Limited (formerly known as Wowo Limited) (the "Company") as of December 31, 2016 and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of JMU Limited at December 31, 2016 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

May 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JMU Limited:

We have audited the accompanying consolidated balance sheet of JMU Limited (the "Company", formerly known as "Wowo Limited"), its subsidiaries, its variable interest entity ("VIE"), and its VIE’s subsidiaries (collectively, the "Group") as of December 31, 2015 and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the each of the two years ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and the results of their operations and their cash flows for each of the two years ended December 31, 2015, in conformity with the accounting principles generally accepted in the United States of America .

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2016

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2015	2016
ASSETS:
Current assets:
Cash and cash equivalents		11,151,900	2,604,886
Accounts receivable, net of allowance of nil as of December 31, 2015 and 2016	7	3,748,398	1,645,237
Inventories, net		94,409	224,148
Prepaid expenses and other current assets	8	25,281,434	8,677,630
Deferred tax assets	14	-	63,286
Amounts due from related parties	20	806,423	212,805
Total current assets		41,082,564	13,427,992

Non-current assets:
Property and equipment, net	9	478,075	1,977,659
Acquired intangible assets, net	10	50,562,945	36,274,238
Investment	11	-	720,150
Goodwill	12	250,650,500	221,337,157
Deferred tax assets	14	-	156,316
Other non-current assets		-	151,552
Total non-current assets		301,691,520	260,617,072

TOTAL ASSETS		342,774,084	274,045,064

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accounts and notes payable (including accounts and notes payable of VIE without recourse to the Company of $3,818,023 and $2,200,292 as of December 31, 2015 and 2016, respectively)		3,831,218	2,200,451
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $19,134,673 and $8,198,754 as of December 31, 2015 and 2016, respectively)	13	19,970,456	9,033,258
Advance from customers (including advance from customers of VIE without recourse to the Company of $828,437 and $2,282,353 as of December 31, 2015 and 2016, respectively)		828,437	2,282,353
Amounts due to related parties (including amounts due to related parties of VIE without recourse to the Company of $319,767 and $1,650,168 as of December 31, 2015 and 2016, respectively)	20	319,767	1,711,028
Total current liabilities		24,949,878	15,227,090

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2015	2016
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of nil and $1,086,342 as of December 31, 2015 and 2016, respectively)		502,180	1,352,202
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)	14	12,640,736	9,068,560
Total non-current liabilities		13,142,916	10,420,762

TOTAL LIABILITIES		38,092,794	25,647,852

Commitments and contingencies	21

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 1,827,462,652 shares authorized, 1,476,208,670 shares issued and outstanding as of December 31, 2015 and 2016)	15	14,447	14,756
Additional paid-in capital		630,469,782	632,994,514
Accumulated deficit		(326,711,132)	(352,004,277)
Accumulated other comprehensive income/(loss)		908,193	(32,607,781)
Total shareholders’ equity		304,681,290	248,397,212

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		342,774,084	274,045,064

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2014	2015	2016

Revenues
Related parties	20	-	541,758	10,078,276
Third parties		-	10,935,794	63,122,885
Total revenues		-	11,477,552	73,201,161

Cost of revenues		-	(13,220,386)	(72,856,808)
Gross (loss) profit		-	(1,742,834)	344,353

Operating expenses:
Selling and marketing (including share-based compensation of nil, nil and $680,124 for the years ended December 31, 2014, 2015 and 2016, respectively)		-	(5,360,044)	(20,405,602)
General and administrative (including share-based compensation of $4,190,449, nil and $417,419 for the years ended December 31, 2014, 2015 and 2016, respectively)		(4,323,253)	(12,911,773)	(7,530,851)
Impairment of goodwill		-	(85,934,770)	-
Total operating expenses		(4,323,253)	(104,206,587)	(27,936,453)
Loss from operations		(4,323,253)	(105,949,421)	(27,592,100)

Interest income		4	7,392	26,147
Other income, net		-	46,210	39,351
Loss before provision for income taxes		(4,323,249)	(105,895,819)	(27,526,602)
Income tax benefits	14	-	1,249,696	2,233,457
Loss from continuing operations		(4,323,249)	(104,646,123)	(25,293,145)

Discontinued operations:
(Loss)/income from discontinued operations (including gain of $47,390,421 upon disposal in the year ended December 31, 2015), net of tax of nil	6	(39,546,576)	11,075,935	-
Net loss		(43,869,825)	(93,570,188)	(25,293,145)
Less: Net loss attributable to noncontrolling interests		(13,478)	-	-
Net loss attributable to JMU Limited		(43,856,347)	(93,570,188)	(25,293,145)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2014	2015	2016

Accretion for Series A-1 convertible redeemable preferred shares	16	1,445,125	442,409	-
Accretion for Series A-2 convertible redeemable preferred shares	16	36,947,001	1,202,748	-
Accretion for Series B convertible redeemable preferred shares	16	2,422,383	720,194	-
Net loss attributable to holders of ordinary shares of JMU Limited		(84,670,856)	(95,935,539)	(25,293,145)

Net loss per ordinary share	19
Basic		(0.28)	(0.09)	(0.02)
Diluted		(0.28)	(0.09)	(0.02)
Net loss per ordinary share from continuing operations	19
Basic		(0.03)	(0.1)	(0.02)
Diluted		(0.03)	(0.1)	(0.02)
Net (loss) income per ordinary share from discontinued operations	19
Basic		(0.25)	0.01	-
Diluted		(0.25)	0.01	-
Net income per Series A-1 preferred share-Basic	19	0.12	0.14	-
Net income per Series A-2 preferred share-Basic	19	0.30	0.04	-
Net income per Series B preferred share-Basic	19	0.08	0.09	-

Weighted average shares used in calculating net loss per ordinary share	19
Basic
Continuing operations		303,886,640	1,001,754,524	1,474,087,060
Discontinued operations		303,886,640	1,001,754,524	-
Diluted
Continuing operations		303,886,640	1,001,754,524	1,474,087,060
Discontinued operations		303,886,640	1,043,473,265	-
Weighted average shares used in calculating net loss per share	19
Series A-1 preferred share		12,202,988	3,242,986	-
Series A-2 preferred share		122,029,877	32,429,858	-
Series B preferred share		30,507,471	8,107,465	-

The accompanying notes are an integral part of these consolidated financial statements

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2014	2015	2016

Net loss		(43,869,825)	(93,570,188)	(25,293,145)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment		2,031,505	1,589,686	(33,515,974)
Comprehensive loss		(41,838,320)	(91,980,502)	(58,809,119)
Less: comprehensive loss attributable to noncontrolling interests		(13,353)	-	-
Comprehensive loss attributable to JMU Limited’s shareholders		(41,824,967)	(91,980,502)	(58,809,119)

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ (deficit)/equity	Non controlling interests	Total shareholders’ (deficit)/equity
	Number of Shares	Amount
Balance as of January 1, 2014	303,886,640	3,039	7,029,716	(3,000)	(161,205,591)	(2,712,873)	(156,888,709)	-	(156,888,709)

Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares (Note 16)	-	-	(12,735,503)	-	(28,079,006)	-	(40,814,509)	-	(40,814,509)
Net loss	-	-	-	-	(43,856,347)	-	(43,856,347)	(13,478)	(43,869,825)
Share-based compensation (Note 18)	-	-	5,762,384	-	-	-	5,762,384	-	5,762,384
Subscription received	-	-	-	3,000	-	-	3,000	-	3,000
Other comprehensive income	-	-	-	-	-	2,031,380	2,031,380	125	2,031,505
Partial disposal of a VIE	-	-	(56,597)	-	-	-	(56,597)	56,597	-
Balance as of December 31, 2014	303,886,640	3,039	-	-	(233,140,944)	(681,493)	(233,819,398)	43,244	(233,776,154)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ (deficit)/equity	Non controlling interests	Total shareholders’ (deficit)/equity
	Number of Shares	Amount
Issuance of ordinary shares upon initial public offering (“IPO”)	75,960,000	760	37,293,840	-	-	-	37,294,600	-	37,294,600
Ordinary shares converted to ADS shares for future exercise of share options (Note 15)	31,496,832	-	-	-	-	-	-	-
Share options exercised (Note 15)	6,866,280	69	105,839	-	-	-	105,908	-	105,908
Conversion of Mr. Xu's indebtness into ordinary shares	124,835,802	1,248	69,351,975	-	-	-	69,353,223	-	69,353,223
Conversion of Series A-1, Series A-2 and Series B convertible redeemable preferred shares into ordinary shares (Note 16)	164,740,336	1,647	127,017,632	-	-	-	127,019,279	-	127,019,279
Issuance of shares as a consideration for acquisition of JMU	741,422,780	7,414	376,957,523	-	-	-	376,964,937	-	376,964,937
Issuance of ordinary shares to Mr. Xu	27,000,000	270	14,999,730	-	-	-	15,000,000	-	15,000,000
Share-based compensation (Note 18)	-	-	7,176,600	-	-	-	7,176,600	-	7,176,600
Purchase the noncontrolling interests of subsidiaries	-	-	(68,006)	-	-	-	(68,006)	(43,244)	(111,250)
Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares (Note 16)	-	-	(2,365,351)	-	-	-	(2,365,351)	-	(2,365,351)
Net loss	-	-	-	-	(93,570,188)	-	(93,570,188)	-	(93,570,188)
Other comprehensive income	-	-	-	-	-	1,589,686	1,589,686	-	1,589,686
Balance as of December 31, 2015	1,476,208,670	14,447	630,469,782	-	(326,711,132)	908,193	304,681,290	-	304,681,290

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional			Accumulated other	Total JMU Limited	Non	Total
	Number of Shares	Amount	paid-in capital	Subscription receivable	Accumulated deficit	comprehensive loss	shareholders’ (deficit)/equity	controlling interests	shareholders’ (deficit)/equity
Share options exercised (Note 15)	2,294,208	23	49,972	-	-	-	49,995	-	49,995
Restricted share units vested (Note 15)	28,639,900	286	(286)	-	-	-	-	-	-
Share-based compensation (Note 18)	-	-	1,097,543	-	-	-	1,097,543	-	1,097,543
Obligation to issue ordinary shares (Note 3)	-	-	1,377,503	-	-	-	1,377,503	-	1,377,503
Net loss	-	-	-	-	(25,293,145)	-	(25,293,145)	-	(25,293,145)
Other comprehensive loss	-	-	-	-	-	(33,515,974)	(33,515,974)	-	(33,515,974)
Settlement of share options exercised with shares held by depository bank (Note 15)	(30,934,108)	-	-	-	-	-	-	-	-
Balance as of December 31, 2016	1,476,208,670	14,756	632,994,514	-	(352,004,277)	(32,607,781)	248,397,212	-	248,397,212

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2014	2015	2016

Cash flows from operating activities:
Net loss	(43,869,825)	(93,570,188)	(25,293,145)
Less: Net (loss)/income from discontinued operations	(39,546,576)	11,075,935	-
Net loss from continuing operations	(4,323,249)	(104,646,123)	(25,293,145)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	4,190,449	-	1,097,543
Depreciation and amortization	-	4,949,036	8,900,192
Impairment of goodwill	-	85,934,770	-
Income tax benefits	-	(1,249,696)	(2,233,457)
Customer credits earned under the loyalty program to be settled in shares	-	-	1,377,503
Changes in operating assets and liabilities:
Accounts receivable	-	(3,008,932)	1,936,461
Inventories	-	957,133	(142,273)
Prepaid expenses and other current assets	(110,778)	(18,524,604)	15,797,204
Amount due from related parties	-	8,512,188	567,545
Other non-current assets	-	-	(158,469)
Accounts and notes payable	-	1,873,123	(1,436,785)
Accrued expenses and other current liabilities	(16,863)	16,708,637	(8,612,603)
Amounts due to related parties	-	(2,739,467)	1,474,304
Other non-current liabilities	-	502,180	899,594
Net cash used in continuing operations	(260,441)	(10,731,755)	(5,826,386)
Net cash used in discontinued operations	(31,699,619)	(22,799,544)	-
Net cash used in operating activities	(31,960,060)	(33,531,299)	(5,826,386)

Cash flows from investing activities:
Purchase of property and equipment	-	(93,317)	(1,860,321)
Payment for investment	-	-	(720,150)
Payments for acquisition of business (net of cash acquired of nil, $20,196,362 and nil for the years ended December 31, 2014, 2015 and 2016, respectively)	-	(9,803,638)	-
Net cash used in continuing operations	-	(9,896,955)	(2,580,471)
Net cash used in discontinued operations	(586,534)	(1,999,364)	-
Net cash used in investing activities	(586,534)	(11,896,319)	(2,580,471)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2014	2015	2016

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	-	40,294,600	-
Payments for IPO costs	(874,628)	(2,125,372)	-
Received from / (payment to) related parties	36,291,479	(250,000)	-
Subscription proceeds received	3,000	-	-
Proceeds from issuance of ordinary shares to Mr. Xu	-	15,000,000	-
Net cash provided by continuing operations	35,419,851	52,919,228	-
Net cash (used in) / provided by discontinued operations	(1,651,880)	1,963,650	-
Net cash provided by financing activities	33,767,971	54,882,878	-
Effect of exchange rate changes	5,490	50,468	(140,157)
Increase/(decrease) in cash and cash equivalents	1,226,867	9,505,728	(8,547,014)

Cash and cash equivalents, beginning of the year	419,305	1,646,172	11,151,900
Cash and cash equivalents, end of the year	1,646,172	11,151,900	2,604,886
Supplement disclosure of cash flow information:
Interest paid	104,084	-	-

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

JMU Limited, formerly known as “Wowo Limited”, (the “Company”), was incorporated in Cayman Islands on July 13, 2011. The Company and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are primarily engaged in providing the e-commerce platform networking services, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons and also allow local merchants to create online stores and make direct sales to their target customers for consumption at their brick and mortar stores in the People’s Republic of China ("PRC").

On April 8, 2015, the Company completed its IPO in National Association of Securities Dealers Automated Quotation (“NASDAQ”) by offering 4 million American Depositary Shares (“ADSs”), representing 72 million ordinary shares, and received net proceeds of $35.2 million. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million of ordinary shares to the underwriter for exercising the over-allotment option at price of $10 per ADS and received net proceeds of $2.1 million.

On June 5, 2015, the Company and its wholly owned subsidiary, New Admiral Limited (“New Admiral”) entered into an agreement to acquire Join Me Group (HK) Investment Company Limited and its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (Collectively, “JMU Group”) with a consideration of 741,422,780 ordinary shares of the Company and $30 million in cash. On that date, JMU Group, which operates a business-to-business ("B2B") online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry, became a wholly owned subsidiary of the Company. JMU Group engages primarily in the sale of rice, flavor, bean oil, seafood, wine and some other types of generic food and beverage products through its website www.ccjoin.com.

On September 9, 2015, the Company sold all of its equity interests in Wowo Group Limited, a subsidiary of the Company, together with all of its subsidiaries and consolidated VIEs and their respective subsidiaries (collectively, the “Group Buying Entities”), which were engaged in the Company’s group buying business and other non-food service-related businesses. The sale was pursuant to a definitive agreement entered into between the Company and Century Winning Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (the “Buyer”), in exchange for the Buyer’s payment of $1 and the assumption of $47,390,420 of net liabilities of the Group Buying Entities.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

This disposal represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the Group Buying Entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statement of operations and the consolidated statements of cash flows for the years ended December 31, 2014 is adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2014 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

On December 28, 2016, the Company changed its name from Wowo Limited to JMU Limited.

As of December 31, 2016, the Company’s major subsidiaries and VIE (collectively, the “Group”) are as follows:

	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
New Admiral	April 27, 2015	Cayman Islands	100%
Join Me Group (HK) Investment Company Limited (“JMU Investment”)	June 8, 2015	Hong Kong	100%
Join Me Group Supply Chain Management Company Limited (“JMU Supply Chain”)	October 15, 2015	Hong Kong	100%
Shanghai Zhongming Supply Chain Management Co., Ltd. (“Shanghai Zhongming” or “WFOE” )	June 8, 2015	PRC	100%

VIE:
Shanghai Zhongmin Supply Chain Management Co., Ltd. (“Shanghai Zhongmin” or “VIE”)	June 8, 2015	PRC	N/A

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting internet content and other restricted businesses. To comply with these PRC laws and regulations, the Company conducts substantially its businesses through the VIE and VIE’s subsidiaries. To provide the Company’s control over the VIE and the rights to the expected residual returns of the VIE and VIE’s subsidiaries, Shanghai Zhongming, a wholly foreign-invested enterprise in China, or WFOE entered into a series of contractual arrangements as described below with VIE and its shareholder.

Prior to the acquisition of JMU Group, JMU Group formed contractual arrangements through its wholly owned subsidiary Shanghai Zhongming with the VIE. As a result of the Company's acquisition of JMU Group, the Company through JMU's wholly owned subsidiary, Shanghai Zhongming, has (1) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the exclusive consulting and services agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive services agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIE.

Additionally, the previous VIE agreements entered into between Beijing Wowo Shijie Information Technology Co., Ltd. and Beijing Wowo Tuan Information Technology Co., Ltd. and Beijing Kai Yi Shi Dai Network Technology Co., Ltd are no longer in force as result of the disposal of Group Buying Entities.

The following is a summary of the various VIE agreements:

•	Agreements that Transfers Economic Benefits and Risks to the Company

Master Exclusive Service Agreement and Business Cooperation Agreement

Pursuant to the master exclusive service agreement and business cooperation agreement, VIE, including its subsidiaries or any companies or entities under its control, agrees to engage WFOE as its provider for technical and business support services. VIE will pay to WFOE service fees determined based on the audited consolidated net profit of VIE. WFOE will exclusively own any intellectual property arising from the performance of the services set forth in the agreement. WFOE will provide financial support to VIE in the form of bank loans or others forms as permitted under the PRC laws. The service agreements will remain effective upon the written confirmation issued by WFOE to VIE and/or its shareholder 30 days before the termination. Neither VIE nor its shareholder has the right to unilaterally terminate the agreement.

In connection with the master service agreement, the Company also entered into financial support undertaking letter with VIE and agrees to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its shareholder do not have sufficient funds or are otherwise unable to repay.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (Continued)

•	Agreements that Provide the Company with Effective Control over VIE

Exclusive Option Agreement

The VIE’s shareholder has entered into an exclusive option agreement with WFOE, pursuant to which WFOE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in VIE from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the WFOE or on a basis of the registration capital of VIE. The term of the exclusive option agreement will remain effective upon written confirmation issued by the WFOE to VIE and its shareholder 30 days before the termination. Neither VIE nor its shareholder has the right to unilaterally terminate the agreement.

Proxy and Power of Attorney Agreement

The VIE’s shareholder has signed an irrevocable proxy and power of attorney agreement to appoint WFOE, or its designee, as the attorney-in-fact to act on VIE’s shareholder's behalf on all rights that the shareholder has in respect of such shareholder's equity interest in VIE conferred by relevant laws and regulations and the articles of association of VIE. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of VIE held by the shareholder. The proxy and power of attorney will remain effective upon written confirmation issued by WFOE to VIE and its shareholder 30 days before the termination. Neither VIE nor its Shareholder has the right to unilaterally terminate the agreement.

Equity Interest Pledge Agreement

The VIE’s shareholder has entered into an equity pledge agreement with the WFOE, under which the shareholder pledged all of the equity interests in VIE to WFOE as collateral to secure performance of all obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy and Power of Attorney Agreement and the Exclusive Option Agreement (collectively, the "Principal Agreement"). Pursuant to this Equity Interest Pledge Agreement, dividends generated by the pledged equity interests shall be deposited into the account designated by the WFOE and shall be used to pay the secured indebtedness prior and in preference to any other payment during the term of the pledge. If any event of default incurred under the Principal Agreement, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests and shall be paid in priority with the proceeds recovered from the disposal.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of the VIE and VIE’s subsidiaries. The Company, in consultation with its PRC legal counsel, believes that:(1) the ownership structure of the Group, including its PRC subsidiary, VIE and VIE’s subsidiaries is in compliance with all existing PRC laws and regulations; (2) each of the VIE agreements amongst the WFOE, the VIE and VIE’s shareholder governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violations of PRC laws or regulations currently in effects; and (3) the Group’s PRC subsidiary, VIE and VIE’s subsidiaries have the necessary corporate power and authority to conduct its business as described in its business scope under its business licenses, which is in full force and effect, and the Group’s business operations in the PRC are in compliance with existing PRC laws and regulations. The shareholder of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIE also depends on the power of attorney. The Company, through WFOE, has to vote on all matters requiring shareholder approval in the VIE entities. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

▪	revoke the Group’s business and operating licenses;
▪	require the Group to discontinue or restrict its operations;
▪	restrict the Group’s right to collect revenues;
▪	restrict or prohibit the Group to finance its business and operations in China;
▪	shut down the Group’s servers or block the Group’s website;
▪	require the Group to restructure its operations;
▪	impose additional conditions or requirements with which the Group might not be able to comply, levy fines, confiscate the Group’s income or the income of its PRC subsidiary or affiliated PRC entities; or
▪	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE, VIE’s subsidiaries, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE and VIE’s subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, WFOE, the VIE and their respective subsidiaries.

The following financial statement balances and amounts of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as follows after the elimination of intercompany balances and transactions among VIE and VIE’s subsidiaries within the Group:

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (Continued)

	As of December 31,
	2015	2016
	US$	US$

Cash and cash equivalents	2,137,414	1,923,903
Accounts receivable, net	3,748,398	1,645,237
Inventories, net	94,409	224,148
Prepaid expenses and other current assets	19,919,504	7,812,462
Amounts due from related parties	661,275	212,805
Total current assets	26,561,000	11,818,555
Property and equipment, net	317,186	1,864,660
Investment	-	720,150
Other non-current assets	-	151,553
Total non-current assets	317,186	2,736,363
TOTAL ASSETS	26,878,186	14,554,918

Accounts and notes payable	3,818,023	2,200,292
Accrued expenses and other current liabilities	19,134,673	8,198,754
Advance from customers	828,437	2,282,353
Amounts due to related parties	319,767	1,650,168
Total current liabilities	24,100,900	14,331,567
Other non-current liabilities	-	1,086,342
Total non-current liabilities	-	1,086,342
TOTAL LIABILITIES	24,100,900	15,417,909

	For the years ended December 31,
	2015	2016
	US$	US$

Revenues	11,477,552	66,288,019
Net loss	(8,052,187)	(17,022,631)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (Continued)

	For the years ended December 31,
	2015	2016
	US$	US$

Net cash provided by operating activities	238,302	2,657,916
Net cash used in investing activities	(44,228)	(2,578,472)
Net cash provided by financing activities	-	-

The VIE contributed an aggregate of nil, 100% and 90.6% of the consolidated revenues for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the VIE accounted for an aggregate of 7.8% and 5.3%, respectively, of the consolidated total assets, and 63.3% and 60.1%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of certain cash and cash equivalents, certain prepaid expenses and other current assets and certain property and equipment. The recognized and unrecognized revenue-producing assets that are held by the VIE are primarily property and equipment and online platform.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company’ PRC subsidiary, WOFE, shall provide financial support to VIE in the form of bank loans or other forms as permitted under PRC law. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

2.	GOING CONCERN

The Group experienced a net loss of approximately $43.9 million, $93.6 million and $25.3 million for the years ended December 31, 2014, 2015 and 2016, respectively, and negative cash flows from operations of approximately $32.0 million, $33.5 million and $5.8 million for the years ended December 31, 2014, 2015 and 2016, respectively. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. However, management believes the Group has the ability to fulfill its financial obligations and will continue as a going concern because its primary shareholders, Ms. Xiaoxia Zhu (“Ms. Zhu”) and Ms. Huimin Wang (“Ms. Wang”), have agreed in writing to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due through May 31, 2018. In January, March and May 2017, Ms. Zhu provided loans to fund the Group’s daily operations with amounts of RMB10.0 million ($1.2 million), RMB15.0 million ($1.9 million) and RMB35.0 million ($5.1 million), respectively. These loans are due on July 1, 2018.

The Group believes that it can realize its assets and satisfy its liabilities in the normal course of business with the financial support from Ms. Zhu and Ms. Wang. As a result, the consolidated financial statements have been prepared assuming the Group will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Group is unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the U.S. generally accepted accounting principles (‘‘US GAAP’’).

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its consolidated subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company transactions and balances have been eliminated upon consolidation.

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating useful lives and impairment for property and equipment and acquired intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, share-based compensation and purchase price allocation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”). The functional currency of the Company's subsidiary, New Admiral, is U.S. dollars. The functional currency of the Company’s HK subsidiaries, JMU Investment and JMU Supply Chain, is Hong Kong dollars (“HK dollars”). The financial records of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

Transactions denominated in currencies other than the respective entities’ functional currencies are re-measured into the functional currencies, in accordance with Accounting Standards Codification (“ASC”) 830 (“ASC 830”) Foreign Currency Matters, at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currencies at the exchange rates prevailing at the balance sheet date. All foreign exchange gains or losses are included in the consolidated statements of operations.

Assets and liabilities are translated to the reporting currency at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of consolidated statements of comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net of allowance

Accounts receivable represents those receivables derived in the ordinary course of business, carried at net realizable value.

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. No allowance for doubtful accounts was recognized for each of the three years ended December 31, 2016.

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

Written-down amounts are recorded in cost of goods sold in the consolidated statements of operations. No inventory provision was recognized for each of the three years ended December 31, 2016.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	3 years
Office equipment	5 years
Leasehold improvement	Over the shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Acquired intangible assets

Acquired intangible assets with finite lives are carried at cost less accumulated amortization and impairment. Amortization of finite lived intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The amortization period by major intangible asset classes is as follows:

Trade name/domain name	10 years
Non-compete agreement	4.5 years
Online platform	5 years
Customer relationship	5-10 years

Impairment of long-lived assets other than goodwill

The Group evaluates the recoverability of its long-lived assets, including intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets.

No impairment loss was provided for each of the three years ended December 31, 2016.

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

The Group has determined to perform the annual impairment tests on December 31 of each year. Prior to the acquisition of JMU Group, goodwill was attributable to the group buying business which is classified as discontinued operations in the year ended December 31, 2015. No goodwill impairment loss was recognized for this business for the year ended December 31, 2014. The goodwill as of December 31, 2015 and 2016 was attributable solely to the JMU business on which an impairment loss of $85,934,770 and nil were recognized for the years ended December 31, 2015 and 2016, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. The Company accounted for its investment in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities- Overall. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

No impairment was recognized for each of the three years ended December 31, 2016.

Revenue recognition

The Group recognizes revenue from the sales of rice, flavoring, oil, seafood, wine and other types of generic food and beverage products through its online platform www.ccjoin.com. The website also serves as an online platform to connect third party vendors and customers. The Group recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group recognizes revenue when the customers confirm the acceptance of the goods once they receive the delivered goods. The sales returns are considered and estimated when the related revenue was recognized.

Revenue is recorded net of surcharges and value-added tax ("VAT") and related surcharges.

The Group primarily generates revenue from online direct sales and online platform services.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Online direct sales

The Group primarily sells rice, flavoring, oil, seafood, wine and other products relating to catering and hotel industries through online direct sales. There is a separate channel on the Group’s online platform designated for the Group’s online direct sales. and the Group records revenue from online direct sales on a gross basis as the Group acts as the principal in these arrangements: it is the primary obligor in the sales arrangements, has latitude in establishing prices and has discretion in suppliers' selection. On certain transactions, the Group also retains some of general inventory risk and physical inventory loss risk.

Online platform services

The Group also provides the online platform services to connect third-party sellers and purchasers for their transactions via its online marketplace. Online platform sales are made from the online stores under the third-party sellers’ names, and the Group records the related revenue on a net basis as the Group acts as the agent in these arrangements: it is not the primary obligor, does not bear inventory risk, and does not have the ability to establish the price or discretion in supplier selection. For the years ended December 31, 2015 and 2016, revenues related to the online platform services was nil, as the Group did not charge any service fees to the third-party sellers and purchasers.

Value-added tax

Value added tax (“VAT”) is calculated at 13% on the revenue from primary agricultural products and 17% on the revenue from sales of other products. The Group reports revenue net of VAT. WFOE, VIE and VIE's subsidiaries that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of revenue

Costs of revenues primarily consist of purchased cost of the products sold related to online direct sales and payroll of the operating personnel.

Advertising and promotional expenses

Advertising and promotional expenses, including advertisements through various form of media and kinds of marketing and promotional activities, are included in “Selling and marketing expense” in the consolidated statements of operations and are expensed when incurred. Advertising and marketing expenses for the years ended December 31, 2014, 2015 and 2016 are nil, $131,486 and $498,045, respectively.

Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the consolidated statements of operations. In 2016, the Group entered into a 15-year lease arrangement for its new headquarter in Shanghai, China, which provided a seven month rent free period. As of December 31, 2015 and 2016, the Company recognized non-current liabilities related to deferred rent holiday of nil and $1,086,342, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company applies the provision of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Loyalty program

In 2016, the Company launched a customer loyalty program to certain qualified customers, who can earn customer credits from purchases if their annual spending with the Group exceeds RMB10 million. The customers can redeem the earned credits for gift merchandise, and the Group accounts for such credits by recording a liability and corresponding selling expenses for the estimated incremental cost of outstanding credits earned that are expected to be redeemed.

During 2016, the Group negotiated settlement of earned loyalty credits with 13 of its customers in ordinary shares of the Company. As part of the settlement, the Group agreed to issue 4.42 million of its ordinary shares, and recognized $1,377,503 in paid-in capital and selling expenses based on the grant date fair value of the ordinary shares. The Group is not legally obligated, or expects to continue, redemption of the credits for the ordinary shares in the future.

Share-based payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs net of an estimated forfeiture rate using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or is expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future years.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, which have been automatically converted into ordinary shares upon the IPO of the Company, stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be anti-dilutive.

Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments and is presented net of tax.

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of integrated services to suppliers and consumers in the catering and hotel industries. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value (Continued)

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1-	inputs are based upon quoted prices for instruments traded in active markets.
Level 2-	inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3-	inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from/to related parties, accounts receivable, accounts payable and investment. The carrying values of cash, amounts due from/to related parties, accounts receivable and accounts payable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities. The Company determined that it was not practicable to estimate the fair value of its cost method investment as of December 31, 2016 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisition set out in Note 5.

Recently accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period for public entities; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public entities; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities. Early adoption is permitted to the original effective date. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently accounting pronouncements (Continued)

In July 2015, the FASB issued ASU No. 2015-11 (“ASU 2015-11”), Inventory (Topic 330): Simplifying the Measurement of Inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for public entities for fiscal years and interim periods within those fiscal years, as well as for all other entities for fiscal years beginning after December 15, 2016, and, interim periods within annual periods beginning after December 15, 2017 for all other entities. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented for public entities; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. Early adoption is permitted. After the adoption of ASU 2015-17, all the current deferred tax assets will be reclassified as noncurrent deferred tax asset on the consolidated balance sheet.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years; and for all other entities, are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently accounting pronouncements (Continued)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018; and, annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020 for all other entities. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), (“ASU 2016-08”) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. This guidance will be effective at the same date as the adoption of ASU 2014-09. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 involves several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and accounting for forfeitures. Some of the areas apply only to nonpublic entities. In terms of accounting for forfeitures, companies will have to elect whether to account for forfeitures of share-based payments by (1) recognizing forfeitures of awards as they occur (e.g., when an award does not vest because the employee leaves the company) or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Company will make an election at the entity level using a modified retrospective transition method, with a cumulative-effect adjustment to retained earnings. ASU 2016-09 is effective for public business entities for annual reporting period and interim periods within those years beginning after December 15, 2016; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently accounting pronouncements (Continued)

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods for public entities; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities.

In January 2017, the FASB issued ASU No. 2017-04 (“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020 and for all other entities in the first quarter of 2022. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”), Other income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

4.	CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Customers accounting for 10% or more of total revenue are:

	For the years ended December 31,
Customer	2015	2016

A	28.4%	*
B	*	20.4%

Customers accounting for 10% or more of accounts receivable are:

	As of December 31,
Customer	2015	2016

A	99.9%	0%
B	*	37.3%
C	*	19.0%
D	*	17.2%
E	*	11.9%

*	Less than 10%

5.	BUSINESS ACQUISTION

On June 5, 2015, the Company entered into an agreement to acquire JMU Investment with a consideration of 741,422,780 ordinary shares of the Company and $30,000,000 in cash (the “Acquisition”).

Pursuant to the share purchase agreement, 741,422,780 shares were issued as part of consideration of which 311,842,983 was subject to lock-up period. One third of the lock-up shares will be removed on each anniversary date of the issuance date for three years. For those shares which are not subject to lock-up, the Company used the stock price of $10.39 per ADS as of the acquisition date to determine the fair value. For those shares that are subject to lock-up, an average of 28% discount rate to the stock price has been used to determine the value of the consideration so as to reflect the impact of the restriction for each of the three years from the issuance date.

The transaction was considered as a business acquisition. The Company was determined as the accounting acquirer based on the facts and circumstances of the transaction including the Company’s payment of cash consideration for the equity interests of JMU Investment.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

5.	BUSINESS ACQUISTION (CONTINUED)

Accordingly, the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The preliminary purchase price for the acquisition was allocated as follows:

	US$	Amortization Period

Net tangible assets	28,793,669
Intangible assets:
Trade name/domain name	16,228,000	10 years
Non-compete agreement	10,096,000	4.5 years
Online platform	1,364,000	5 years
Customer relationships	27,760,000	5-10 years

Total	55,448,000

Deferred tax liabilities	(13,862,000)
Goodwill	336,585,270

Total consideration	406,964,939

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

	For the years ended December 31,
	2014	2015
	US$	US$
	(unaudited)	(unaudited)

Pro forma revenues	68,298	11,522,525
Pro forma net loss	(16,439,806)	(115,066,695)
Pro forma net loss per ordinary share-basic	(0.02)	(0.09)
Pro forma net loss per ordinary share-diluted	(0.02)	(0.09)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

6.	DISCONTINUED OPERATIONS

The disposal described in Note 1 represents a strategic shift and has a major effect on the Group’s results of operations. The Group Buying Entities were accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2014 and 2015. A gain of $47,390,421 was recognized on the disposal.

The financial results of the Group Buying Entities are set out below:

	For the years ended December 31,
	2014	2015
	US$	US$

Net revenues	30,073,452	16,832,352
Cost of revenues	(7,040,383)	(2,927,148)

Gross profit	23,033,069	13,905,204

Operating expenses	(62,378,258)	(50,212,995)

Loss from operations	(39,345,189)	(36,307,791)

Gain from disposal of Group Buying Entities	-	47,390,421
Interest income	6,699	1,904
Interest expense	(11,798)	-
Other expenses, net	(196,288)	(8,599)

(Loss)/income before income tax	(39,546,576)	11,075,935
Provision for income tax	-	-

(Loss)/income from discontinuing operations attributable to owners of the Company	(39,546,576)	11,075,935

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2015	2016
	US$	US$

Accounts receivable	3,748,398	1,645,237
Less: allowance for doubtful accounts	-	-
	3,748,398	1,645,237

As of December 31, 2015 and 2016, all accounts receivable are due from third party customers for online direct sales.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

		As of December 31,
		2015	2016
		US$	US$

Advance to suppliers		2,475,752	7,124,222
Prepaid rental expenses and other deposits		865,219	625,726
Amount due from third parties		4,917,068	286,333
Advance to employees		245,897	215,574
Receivables from third-party purchasers	(i)	16,510,091	-
Prepaid professional service fee		34,002	-
Other current assets		233,405	425,775
		25,281,434	8,677,630

(i)	In connection with the online platform services, receivables from third-party purchasers represented the total amounts paid to third-party sellers on behalf of third-party purchasers through the Group’s online platform in a period less than one week without any charges.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	As of December 31,
	2015	2016
	US$	US$

Leasehold improvement	-	1,583,641
Computer equipment	571,564	566,963
Office equipment	-	162,462
Total	571,564	2,313,066
Less: accumulated depreciation	(93,489)	(335,407)
Property and equipment, net	478,075	1,977,659

For the years ended December 31, 2014, 2015 and 2016, depreciation expense was nil, $63,981 and $259,307, respectively. No impairment loss was recognized for the years ended December 31, 2014, 2015 and 2016.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consists of the following:

	As of December 31,
	2015	2016
	US$	US$

Trade name/domain name	16,228,000	14,330,156
Non-compete agreement	10,096,000	8,915,286
Online platform	1,364,000	1,204,482
Customer relationship	27,760,000	24,514,105
Total	55,448,000	48,964,029
Less: Accumulated amortization	(4,885,055)	(12,689,791)
Acquired intangible assets, net	50,562,945	36,274,238

The movement of acquired intangible assets is as follow:

US$

Balance as of January 1, 2015	-
Acquisition	55,448,000
Amortization	(4,885,055)
Balance as of December 31, 2015	50,562,945

Amortization	(8,640,885)
Foreign currency translation adjustment	(5,647,822)
Balance as of December 31, 2016	36,274,238

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

10.	ACQUIRED INTANGIBLE ASSETS, NET(CONTINUED)

The amortization expense of acquired intangible assets was nil, $4,885,055 and $8,640,885 for the years ended December 31, 2014, 2015 and 2016, respectively. No impairment was provided for each of the three years ended December 31, 2016.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

For the years ending December 31,	US$
2017	8,132,191
2018	8,132,191
2019	8,012,449
2020	3,745,307
2021	1,858,475

11.	INVESTMENT

	As of December 31,
	2015	2016
	US$	US$

Cost investment:
Investment in Cold Chain Link Global (Shanghai) Logistic Co., Ltd. (“CCLG”)	-	720,150
Less: accumulated impairment	-	-
	-	720,150

In May 2016, the VIE completed its acquisition of 10% equity interest in CCLG. The Board of Directors of CCLG shall consist of three directors, whereby the VIE may appoint one director. As the Group’s investment contains a substantive liquidation preference, the investment in CCLG is not considered in-substance common stock, and the Company has accounted for the investment as a cost method investment carried at cost.

As of December 31, 2016, the Group has paid RMB5 million (US$0.72 million, equivalently) to CCLG and there were no indicators of impairment noted associated with the investment.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

12.	GOODWILL

The changes in the goodwill balance for the years ended December 31, 2015 and 2016 is as follows:

US$

Balance as of January 1, 2015	-
Goodwill acquired	336,585,270
Impairment	(85,934,770)
Balance as of December 31, 2015	250,650,500

Foreign currency translation adjustment	(29,313,343)
Balance as of December 31, 2016	221,337,157

The Group has one reporting unit and applies discounted cash flows for its impairment test as of December 31 for each year. The Group recorded an impairment loss of $85,934,770 for the year ended December 31, 2015, as the estimated fair value of the reporting unit was below the carrying amount of its net assets. No impairment loss was recognized for goodwill for the year ended December 31, 2016.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

		As of December 31,
		2015	2016

Provision for loyalty program	(i)	-	2,752,151
Accrued payroll and welfare		1,219,730	1,910,519
Accrued marketing expenses		-	1,555,524
Payables for professional fees		858,577	1,261,405
Payables to third-party sellers	(ii)	17,163,716	899,950
Payables for rental fee		639,753	164,234
Uncertain tax positions		-	146,368
Others		88,680	343,107
Total accrued expenses and other current liabilities		19,970,456	9,033,258

(i)	The Group launched its loyalty programs to certain customers in 2016.
(ii)	In connection with the online platform services, payable to third-party sellers represented the total amounts received from third-party purchasers on behalf of third-party sellers through the Group’s online platform in a period less than one week without any charges.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

14.	INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for the years ended December 31, 2014, 2015 and 2016 on the basis that the Group’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC are 25%.

No taxable income was generated for both domestic and foreign entities of the Group during each of the three years ended December 31, 2016.

Credit for income tax consisted of the following:

	For the years ended December 31,
	2015	2016
	US$	US$
Income tax benefits:
Current income tax expenses	-	(146,368)
Deferred income tax benefits	1,249,696	2,379,825
Total	1,249,696	2,233,457

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

14.	INCOME TAXES (CONTINUED)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	December 31,	December 31,
	2015	2016
	US$	US$
Deferred tax assets
Current:
Accruals	-	1,879,890
Valuation allowance	-	(1,816,604)
Net current deferred tax assets	-	63,286
Non-current:
Net operating loss carry forwards	3,611,141	5,797,149
Valuation allowance	(3,611,141)	(5,640,833)
Net non-current deferred tax assets	-	156,316
Total deferred tax assets	-	219,602

Deferred tax liabilities
Non-current:
Acquired intangible assets	12,640,736	9,068,560
Total deferred tax liabilities	12,640,736	9,068,560

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

The Group incurred net operating losses carry forwards of nil, $8,064,039 and $8,744,032 from the Group’s PRC entities for the years ended December 31, 2014, 2015 and 2016, respectively, which would expire on various dates through 2020 to 2021. The Group operates its business through its subsidiaries, its VIE and its subsidiaries. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIE and its subsidiaries may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis.

As of December 31, 2015 and 2016, valuation allowance was $3,611,141 and $7,457,437, respectively, which were provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

14.	INCOME TAXES (CONTINUED)

Reconciliation between the income taxes expense (benefit) computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

	For the year ended December 31,
	2015	2016
	US$	US$

Net loss before provision for income taxes	(105,895,819)	(27,526,602)
Statutory tax rates in the PRC	25%	25%
Income tax at statutory tax rate	(26,473,955)	(6,881,651)
Expenses not deductible for tax purposes
Goodwill impairment	21,483,693	-
Entertainment expenses exceeded tax limit	7,687	21,533
Other expenses exceeded tax limit	226,428	-
Effect of income tax rate difference in other jurisdiction	1,551,150	633,997
Changes in unrecognized tax benefits	-	146,368
Changes of valuation allowance	1,955,301	3,846,296
Income tax benefits	(1,249,696)	(2,233,457)

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

14.	INCOME TAXES (CONTINUED)

Unrecognized Tax Benefits

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

There were no aggregate undistributed earnings of the Company’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2015 and 2016.

The impact of an uncertain tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

As of December 31, 2015 and 2016, the Company recorded an unrecognized tax benefit of $70,979 and $271,019, respectively, of which $70,979 and $124,651, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forward on the consolidated balance sheets. The unrecognized tax benefits is mainly related from under reported income. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

For the years ended
December 31, 2016
US$
Balance at beginning of the year	70,979
Addition based on tax positions related to the current year	200,040

Balance at end of the year	271,019

In the years ended December 31, 2015 and 2016, the Company did not record any interest accrued in relation to the unrecognized tax benefit in income tax expense.

Since the incorporation, the relevant tax authorities of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2016 of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2016, at the tax authority’s discretion.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

15.	ORDINARY SHARES

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

Upon the completion of the IPO, all of the Company's then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu ("Mr. Xu"), amounting to $69.4 million was converted into 124,835,802 ordinary shares.

On June 8, 2015, the Company issued 741,422,780 ordinary shares to JMU's original shareholders for the acquisition of JMU (see Note 5). In addition, the Company initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Xu at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former-employees upon the exercise of their vested share options and RSUs.

As of December 31, 2015 and 2016, 6,866,280 and 37,800,388 ordinary shares, respectively, out of these 38,363,112 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the vest of RSUs. Therefore, as of December 31, 2015 and 2016, 31,496,832 and 562,724 common shares, respectively, remained for future issuance.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The initial conversion price of Series B and Series A Preferred Shares shall be their Issue Price, therefore, the initial conversion rate was one for one. The conversion rate for each class of preferred shares were both one for one as of December 31, 2014.

The Group assessed the probability of redemption and accrues proper accretion over the period from the date of issuance to the earliest redemption date of the Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares using the effective interest rate method. The Group recognized $40,814,509 and $2,365,351 as accretion for Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares for the years ended December 31, 2014 and 2015, respectively.

On April 8, 2015, all the issued and outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877, 30,507,471 ordinary shares upon the IPO of the Company, respectively.

17.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2015 and 2016.

Measured at fair value on a non-recurring basis

The Group measures the acquired assets and liabilities at fair value on a nonrecurring basis as result of the business acquisition as set forth in Note 5. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primarily included management projections on the discounted future cash flow analysis including the discount rate using the weighted average cost of capital of 17% and 17.5% as of December 31, 2015 and 2016, respectively, and expected revenue growth rates.

An impairment loss of nil, $85,934,770 and nil were recognized for the year ended December 31, 2014, 2015 and 2016, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

18.	SHARE BASED COMPENSATION

2011 Share Incentive Plan

On February 1, 2011, the Board of Directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards.

The Group recognized compensation cost on the share options to employees under 2011 Plan on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and the options granted during 2014 vest on the first anniversary of the date of grant.

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

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that the all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017.

On July 1, 2016, under the 2011 Plan, the Board of Directors approved to grant 32,028,700 share options with exercise price of $0.20 per share to its employees and managements.

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. The Group recognizes share-based compensation cost on the RSUs over the 12 months from the grant date.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

18.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under 2011 Plan:

	Outstanding RSUs
	Number of RSUs	Weighted average grant date fair value (US$)

Unvested as of January 1, 2015	-	-
Granted	28,841,700	0.265
Forfeited and expired	(201,800)	0.265
Vested	28,639,900	0.265

Unvested as of December 31, 2015	-	-

Granted	10,430,000	0.133
Unvested as of December 31, 2016	10,430,000	0.133
Expect to vest as of December 31, 2016	10,430,000	0.133

(b)	Options Granted to Employees

The following table summarizes the Company’s employee share options under 2011 Plan:

Options	Number of Share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate Intrinsic value
		US$	US$	(Years)	US$

Outstanding as of January 1, 2015	39,249,022	0.07	0.11	2.51	3,512,311
Granted	-	-	-	-	-
Forfeited and expired	(1,079,202)	0.02	0.08	-	-
Exercised	(6,866,280)	0.02	0.08	-	-
Outstanding as of December 31, 2015	31,303,540	0.08	0.26	1.34	1,734,975

Granted	32,028,700	0.20	0.10
Exercised	(2,294,208)	0.02	0.10
Outstanding as of December 31, 2016	61,038,032	0.15	0.18	5.62	3,844,310
Vested and expect to vest as of December 31, 2016	61,038,032	0.15	0.18	5.62	3,844,310
Exercisable as of December 31, 2016	29,009,332	0.09	0.27	0.67	3,559,610

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

18.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (Continued)

Share-based compensation of $4,190,449, nil and $1,097,543 were charged to operating expenses of continuing operations for the years ended December 31, 2014, 2015 and 2016 under 2011 Plan, respectively.

The share-based compensation of $1,571,935, $7,176,600 and nil were charged to operating expenses of discontinued operations for the years ended December 31, 2014, 2015 and 2016, respectively.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable as of September 1, 2015. This was accounted for as a modification. The share-based compensation of $7,503,976 from this modification was one-time charge to operating expenses of discontinued operations for the year ended December 31, 2015.

As all batches of options and RSUs outstanding as of September 1, 2015 were immediately vested on that date, the actual forfeiture rates were trued up, which resulted a reversal of $327,376 share-based compensation in discontinued operations for the year ended December 31, 2015.

The aggregated intrinsic value of stock options outstanding and exercisable as of December 31, 2016 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2016 of $3.76 per ADS (equivalent to $0.21 per ordinary share). The total intrinsic value of stock options exercised during the year ended December 31, 2014, 2015 and 2016 was nil, $1,547,655 and $618,971, respectively.

During the year ended December 31, 2016, share-based compensation of $1,097,543 was charged to operating expenses of continued operations and as of December 31, 2016, there was $3,521,232 of unrecognized share-based compensation cost related to share options and RSUs issued to employees, which are expected to be recognized following the straight-line method over the remaining vesting periods of different tranches, ranging from 0.5 years to 3.5 years.

The fair value of the options granted/modified was estimated on the date of grant/modification with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

	March 15,	April 18,	September 1,	July 1,
	2013	2014	2015	2016

Expected volatility (1)	65%	58%	60.3% - 65.1%	54.8%
Risk-free interest rate (2)	0.90%	1.80%	0.47% - 0.88%	1.46%
Expected dividend yield (3)	nil	nil	nil	nil
Exercise price (4)	$0.2	$0.01	$0.01 -$0.20	$0.20
Fair value of the underlying ordinary shares (5)	$0.0611	$0.059	$0.38	$0.20

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

18.	SHARE BASED COMPENSATION (CONTINUED)

(1)	Volatility

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

(c)	Ordinary shares to directors and executives

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

19.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2014	2015	2016
Numerator:
Net loss attributable to the Company	(43,856,347)	(93,570,188)	(25,293,145)
-Continuing operations	(4,323,249)	(104,646,123)	(25,293,145)
-Discontinued operations	(39,533,098)	11,075,935	-
Accretion for Series A-1 Preferred Shares	(1,445,125)	(442,409)	-
Accretion for Series A-2 Preferred Shares	(36,947,001)	(1,202,748)	-
Accretion for Series B Preferred Shares	(2,422,383)	(720,194)	-
Net loss attributable to ordinary shareholders for computing basic net loss per ordinary shares	(84,670,856)	(95,935,539)	(25,293,145)
-Continuing operations	(8,346,641)	(104,646,123)	(25,293,145)
-Discontinued operations	(76,324,215)	8,710,584	-
Accretion for Series A-1 Preferred Shares	1,445,125	442,409	-
Net income attributable to Series A-1 P referred Shareholders for computing basic net income per Series A-1 Preferred Shares	1,445,125	442,409	-
Accretion for Series A-2 Preferred Shares	36,947,001	1,202,748	-
Net income attributable to Series A-2 P referred Shareholders for computing basic net income per Series A-2 Preferred Shares	36,947,001	1,202,748	-
Accretion for Series B Preferred Shares	2,422,383	720,194	-
Net income attributable to Series B P referred Shareholders for computing basic net income per Series B Preferred Shares	2,422,383	720,194	-
Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary shares	303,886,640	1,001,754,524	1,474,087,060
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary shares	303,886,640	1,001,754,524	1,474,087,060
Weighted average shares outstanding used in computing basic net income per Series A-1 Preferred Shares	12,202,988	3,242,986	-
Weighted average shares outstanding used in computing basic net income per Series A-2 Preferred Shares	122,029,877	32,429,858	-
Weighted average shares outstanding used in computing basic net income per Series B Preferred Shares	30,507,471	8,107,465	-

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

19.	NET LOSS PER SHARE (CONTINUED)

	For the years ended December 31,
	2014	2015	2016
Net loss per ordinary share
Basic	(0.28)	(0.09)	(0.02)
Diluted	(0.28)	(0.09)	(0.02)
Net loss per ordinary share from continuing operations
Basic	(0.03)	(0.10)	(0.02)
Diluted	(0.03)	(0.10)	(0.02)
Net (loss)/income per share from discontinued operations
Basic	(0.25)	0.01	-
Driluted	(0.25)	0.01	-
Net income per Series A-1 P referred Share-Basic	0.12	0.14	-
Net income per Series A-2 P referred Share-Basic	0.30	0.04	-
Net income per Series B P referred Share-Basic	0.08	0.09	-

Weighted average shares used in calculating net loss per ordinary share
Basic
Continuing operations	303,886,640	1,001,754,524	1,474,087,060
Discontinued operations	303,886,640	1,001,754,524	-
Diluted
Continuing operations	303,886,640	1,001,754,524	1,474,087,060
Discontinued operations	303,886,640	1,043,473,265	-
Weighted average shares used in calculating net loss per
Series A-1 preferred shares	12,202,988	3,242,986	-
Series A-2 preferred shares	122,029,877	32,429,858	-
Series B preferred shares	30,507,471	8,107,465	-

Series A-1, Series A-2 and Series B Preferred Shares were excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2015 because their effects were anti-dilutive.

For the years ended December 31, 2014, 2015 and 2016, 39,249,022, 18,224,699 and nil ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the discontinued operations of the Group, respectively.

For the years ended December 31, 2014, 2015 and 2016, 39,249,022, 59,943,440 and 35,190,467 ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the continuing operations of the Group, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Nature of the relationships with related parties:

Name	Relationship with the Company
Chung So Si Fong Dessert Limited	Controlled by Ms. Zhu
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Yinzhou Sunward Logistics Co., Ltd.	Controlled by Ms. Zhu
Noodles Dao (HK) Co., Ltd.	Controlled by Ms. Zhu
Shanghai Congshao Dessert Co., Ltd.	Controlled by Ms. Zhu
Shanghai Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Putuo Sunward Restaurant Co., Ltd.	Controlled by Ms. Zhu
Shenzhen Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Tianjin Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Wuhan Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Zhejiang Sunward Group Co., Ltd.	Controlled by Ms. Zhu
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	Controlled by Ms. Zhu
Xiao Nan Guo Holdings Limited	Controlled by Ms. Wang
Xiao Nan Guo (Group) Co., Ltd.	Controlled by Ms. Wang
Shanghai MIN Hongshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	Controlled by Ms. Wang
WM Ming Hotel	Controlled by Ms. Wang
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	Controlled by Ms. Wang
CCLG	A company under the significant influence of the Company

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	As of December 31, 2015 and 2016, the following balances were due from/ to the related parties:

	As of December 31,
Amount due from related parties	2015	2016
	US$	US$

Shanghai Congshao Restaurant Management Co., Ltd.	-	71,031	(i)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	29,469	54,953	(i)
Shanghai MIN Hongshi Trading Co., Ltd.	-	23,797	(i)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	29,831	22,129	(i)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	-	14,437	(i)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	13,015	12,018	(i)
WM Ming Hotel	1,815	6,613	(i)
Shanghai Putuo Sunward Restaurant Co., Ltd.	-	6,235	(i)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	149,033	984	(i)
CCLG	-	608	(i)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	260,623	-	(i)
Zhejiang Sunward Group Co., Ltd.	128,845	-	(i)
Noodles Dao (HK) Co., Ltd.	74,187	-	(i)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	70,962	-	(i)
Xiao Nan Guo (Group) Co., Ltd.	48,643	-	(i)
Total	806,423	212,805

(i)	The amounts represent the receivables due from related parties relating to the online direct sales and online platform services.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Amount due to related parties	As of December 31,
	2015	2016
	US$	US$

Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	-	905,260	(ii)
Shanghai Congshao Dessert Co., Ltd.	-	361,356	(ii)
Tianjin Congshao Restaurant Management Co., Ltd.	-	134,703	(ii)
Shenzhen Congshao Restaurant Management Co., Ltd.	-	92,369	(ii)
Wuhan Congshao Restaurant Management Co., Ltd.	-	91,845	(ii)
Shanghai Congshao Restaurant Management Co., Ltd.	-	69,935	(ii)
Chung So Si Fong Dessert Limited	-	23,332	(ii)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	-	11,271	(ii)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	-	8,426	(ii)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	-	7,811	(ii)
WM Ming Hotel	-	3,306	(ii)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	-	1,414	(ii)
Shanghai MIN Hongshi Trading Co., Ltd.	319,767	-	(ii)
Total	319,767	1,711,028

(ii)	The amounts represent the payables due to related parties relating to online direct sales and online platform services.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Details of related party transactions occurred during the years ended December 31, 2015 and 2016 were as follows:

Revenue from	For the years ended December 31,
	2015	2016
	US$	US$

Xiao Nan Guo Holdings Limited	-	6,056,439	(iii)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	393,147	2,296,225	(iii)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	-	460,132	(iii)
Chung So Si Fong Dessert Limited	-	388,618	(iii)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	-	296,727	(iii)
Shanghai Congshao Dessert Co., Ltd.	-	172,521	(iii)
Shanghai Congshao Restaurant Management Co., Ltd.	-	160,701	(iii)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	38,179	82,155	(iii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	58,560	56,722	(iii)
WM Ming Hotel	1,573	37,631	(iii)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	32,726	26,149	(iii)
Shanghai Putuo Sunward Restaurant Co., Ltd.	-	21,631	(iii)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	17,573	15,692	(iii)
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	-	5,392	(iii)
Shenzhen Congshao Restaurant Management Co., Ltd.	-	865	(iii)
Tianjin Congshao Restaurant Management Co., Ltd.	-	676	(iii)
Total	541,758	10,078,276

(iii)	The amounts represent the revenue generated from the Group’s online direct sales.

Rental expense to:	For the years ended December 31,
	2015	2016
	US$	US$

Xiao Nan Guo (Group) Co., Ltd.	335,249	218,212	(iv)
Total	335,249	218,212

(iv)	The amount represents the rental expense paid for the Group’s office.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Services fee charged by	For the years ended December 31,
	2015	2016
	US$	US$

CCLG	-	169,741	(v)
Total	-	169,741

(v)	The amount represents the logistics fee charged by the related party for the Group’s online direct sales.

Loan borrowed from	For the years ended December 31,
	2015	2016
	US$	US$

Xiao Nan Guo (Group) Co., Ltd.	-	6,024,096	(vi)
Total	-	6,024,096

(vi)	The amount represents the interest-free loan borrowed by the Group from related party, which has been repaid by the Group in 2016.

21.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Group’s capital commitments primarily relate to commitments in connection with the investment in CCLG. Total capital commitments contracted but not yet reflected in the financial statements amounted to $3 million and $2.2 million as of December 31, 2015 and December 31, 2016, respectively.

Operating lease commitments

The Group leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2014, 2015 and 2016 were nil, $985,214 and $2,243,907, respectively.

The future aggregate minimum lease payments under non-cancelable operating lease agreements were as follows:

Years ending December 31,:	US$

2017	1,818,504
2018	1,674,808
2019	1,528,053
2020	1,528,053
2021	1,528,053
Thereafter	13,082,646
Total	21,160,117

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

22.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were nil, $902,418 and $1,297,485 for the years ended December 31, 2014, 2015 and 2016, respectively, reported as a component of operating expenses when incurred.

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries, VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2015 and 2016, none of the Group’s PRC subsidiaries and VIE has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiaries and VIE were all nil for the years ended December 31, 2014, 2015 and 2016.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries, VIE and VIE’s subsidiaries in the Group not available for distribution were $21,598,935 and $28,213,892 as of December 31, 2015 and 2016, respectively, including $1,599,100 and $1,614,140 of net restricted assets recorded under VIE and VIE’s subsidiaries in the Group.

