Form 20-F/A
period 2016-12-31
JMU Ltd
filed 2017-09-07
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes    ☐ No

i

EXPLANATORY NOTES

This amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”) hereby amends and restates Item 15. Control and Procedures. The 2016 Form 20-F was originally filed with the Securities and Exchange Commission on May 26, 2017 (the “Original Report”). This Amendment No. 1 is prepared solely for the purposes of correcting an inadvertent misstatement about the effectiveness of our disclosure controls and procedures.

This Amendment No. 1 speaks as of the filing date of the Original Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2016 Form 20-F or reflect any events that have occurred since May 26, 2017.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART II

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

Based upon that evaluation, our management has concluded that, in light of the material weakness of our internal controls over financial reporting identified below, as of December 31, 2016, our disclosure controls and procedures were ineffective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

2

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

PART III

Item 19.	Exhibits.

Exhibit No.	Description of Exhibit
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to exhibit 3.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

2.1	Deposit Agreement by and among the Registrant and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

3

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

4.2	Master Exclusive Service Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.(incorporated by reference to exhibit 4.10 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.3	Business Cooperation Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.11 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.4	Exclusive Option Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.5	Equity Interest Pledge Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.6	Proxy Agreement and Power of Attorney, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.7	Share Purchase Agreement, dated as of June 5, 2015, by and among the Registrant, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.8	Amendment to Share Purchase Agreement, dated as of September 7, 2015, by and between the Registrant, New Admiral Limited and the representative of the sellers (incorporated by reference to exhibit 99.6 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.9	Share Subscription Agreement, dated as of June 5, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.2 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015).

4.10	Amendment to Subscription Agreement, dated as of September 7, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.3 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.11	Registration Rights Agreement, dated as of June 8, 2015, by and among the Registrant, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu (incorporated by reference to exhibit 99.8 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.12	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.9 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.13	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Xiaoxia Zhu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 18, 2015)

4.14	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Huimin Wang (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 19, 2015)

4

4.15	Working Capital Provision Agreement, dated as of April 20, 2015, by and between the Registrant, Xiaoxia Zhu and Huimin Wang (incorporated by reference to exhibit 4.23 of our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.16*	Working Capital Provision Agreement, dated as of May 25, 2017, by and between the Registrant, Xiaoxia Zhu and Huimin Wang.

4.17	Share Purchase Agreement, dated as of September 7, 2015, by and between the Registrant and Century Winning Limited (incorporated by reference to exhibit 4.24 of our annual report on Form 20-F filed with the SEC on April 29, 2016)

4.18*	Supplemental Agreement, dated as of December 28, 2016, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and Shanghai Zhongmin Investment and Development Group Co., ltd. (formally known as Shanghai Zhongmin Investment and Development Group Co., Ltd.)

4.19*	Financial Support Letter ,dated as of May 18, 2017, from the Registrant to Shanghai Zhongmin Supply Chain Management Co., Ltd.

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to exhibit 99.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)

12.1***	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2***	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b)

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b)

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Beijing Dentons Law Offices, LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the SEC

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed with the annual report on Form 20-F on May 26, 2017.

**	Previously furnished with the annual report on Form 20-F on May 26, 2017.

***	Filed with this Amendment No.1 to the annual report on Form 20-F.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

JMU LIMITED

By:	/s/Xiaoxia Zhu
	Name:	Xiaoxia Zhu
	Title:	Chief Executive Officer

Date: September 7, 2017

6