Form 20-F
period 2017-12-31
JMU Ltd
filed 2018-04-24
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Frank Zhigang Zhao
Chief Financial Officer
North Guoquan Road 1688 Long
JMU Limited
No. 75, Building A8, 6F
Yangpu District, Shanghai 200438
People’s Republic of China
Phone: +86 21 6015 1166
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American depositary shares, each representing 18 ordinary shares, par value US$0.00001 per share Ordinary shares, par value US$0.00001 per share	The Nasdaq Global Market The Nasdaq Global Market*

* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depository shares, each representing 18 ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,475,307,852 Ordinary Shares (excluding 900,818 ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share awards) as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

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

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.5063 to $1.00, the noon buying rate on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

The following selected consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017, and selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014, and consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our consolidated financial statements not included in this annual report, the first two years of which have been restated due to the divestment of the discontinued operations in the year of 2015. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	Year ended December 31,
	2013 (Note)	2014 (Note)	2015	2016	2017
	(US$ in thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenues
Related parties	—	—	542	10,078	17,485
Third parties	—	—	10,935	63,123	71,251
Cost of revenues	—	—	(13,220)	(72,857)	(88,187)
Gross (loss)/profit	—	—	(1,743)	344	549
Operating expenses:
Selling and Marketing	—	—	(5,360)	(20,405)	(15,207)
General and administrative	(73)	(4,323)	(12,911)	(7,531)	(6,697)
Impairment loss	—	—	(85,935)	—	(147,018)
Total operating expenses	(73)	(4,323)	(104,206)	(27,936)	(168,922)
Loss from operations	(73)	(4,323)	(105,949)	(27,5920)	(168,373)
Interest income/(expense), net	—	—	7	26	(411)
Other income, net	—	—	46	39	28
Loss before provision for income taxes	(73)	(4,323)	(105,896)	(27,527)	(168,756)
Provision for income tax benefits	—	—	1,250	2,234	6,857
Loss from continuing operations	(73)	(4,323)	(104,646)	(25,293)	(161,899)

Discontinued operations:
Net (loss)/income from discontinued operations	(32,180)	(39,546)	11,076	—	—
Provision for income tax benefits	81	—	—	—	—
Net (loss)/income from discontinued operations, net of tax	(32,099)	(39,546)	11,076	—	—

Net loss	(32,172)	(43,869)	(93,570)	(25,293)	(161,899)
Less: Net loss attributable to noncontrolling interests	—	(13)	—	—	—
Net loss attributable to JMU Limited	(32,172)	(43,856)	(93,570)	(25,293)	(161,899)

Deemed dividend on Series A-1 preferred shares	1,199	1,445	442	—	—
Deemed dividend on Series A-2 preferred shares	34,336	36,947	1,203	—	—
Deemed dividend on Series B preferred shares	2,106	2,422	720	—	—
Net loss attributable to holders of ordinary shares of JMU Limited	(69,813)	(84,670)	(95,935)	(25,293)	(161,899)
Net loss per share:
Basic-ordinary share	(0.23)	(0.28)	(0.09)	(0.02)	(0.11)
Diluted-ordinary share	(0.23)	(0.28)	(0.09)	(0.02)	(0.11)
Net loss per share from continuing operations
Basic-ordinary share	(0.00)	(0.03)	(0.10)	(0.02)	(0.11)
Diluted-ordinary share	(0.00)	(0.03)	(0.10)	(0.02)	(0.11)
Net (loss)/income per share from discontinued operations
Basic-ordinary share	(0.23)	(0.25)	0.01	—	—
Diluted-ordinary share	(0.23)	(0.25)	0.01	—	—

Note:	Due to the divestment of our group buying business in 2015, the results of operations from the group buying business is reclassified as discontinued operations and the consolidated statements of operations for the years ended December 31, 2013 and 2014 have been restated to reflect such reclassification.

	As of December 31,
	2013	2014	2015	2016	2017
	(US$ in thousands, except share and share related data)
Selected consolidated balance sheet data:
Total current assets	11,640	10,306	41,083	13,428	14,055
Total assets	23,375	20,343	342,774	274,045	136,142
Total current liabilities	96,425	67,500	24,950	15,227	22,806
Total liabilities	96,425	129,466	38,093	25,648	32,592
Total (deficit)/equity	(156,889)	(233,776)	304,681	248,397	103,550
Total liabilities, mezzanine equity and deficit	23,375	20,343	342,774	274,045	136,142

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Risks Relating to Our Business and Industry

We have a limited operating history and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We disposed of our group buying business in September 2015. Our current business of providing integrated B2B services to food service suppliers and customers only started in late 2014, and we have only owned it since June 2015. The limited history of our current operations makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. We cannot assure you that our current business of providing integrated B2B services to food service suppliers and customers will grow as rapidly as we expect or achieve the critical mass needed for long-term success. Our business model of building a fair business ecosystem for food service businesses in China and cultivating the traditional offline food service businesses using internet tools is still a new business model in China, while the catering and hotel industries in China are growing rapidly and we face consistent challenges to innovate our business and service model to serve our customers. Given the limited history of our business model and its fast and iterative developments, it is difficult to predict if our growth will be sustainable in the future, and the market might evolve in ways that are difficult to anticipate. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

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

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Failure to address any of the risks described above could have an adverse effect on our business, financial condition and results of operations.

We have a history of losses, have spent substantial amounts in operating expenses and could require additional funding in the future.

We have invested substantial amounts of cash into research and development and business development to take the market share and develop our business at a fast pace. Our current food-industry B2B service business has incurred net loss in the amount of US$291.8 million since we acquired it in June 2015, primarily due to goodwill impairment of US$213.2 million and impairment of US$19.8 million provided for long-lived assets, and because we have not been charging service fees or margins for a majority of all transactions on our platform as part of our strategy to achieve scale of business. We have incurred net losses and experienced negative cash flow from operating activities since our inception. In addition, we had net current liabilities as of December 31, 2017. As we continue to expand and develop, we expect to continue to incur losses in the near future.

We expect to continue to spend additional amounts in operating expenses in line with our projected growth. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the underwriters’ exercise of the over-allotment option, after deducting underwriting discounts and commissions and offering expenses payable by us. Additionally, we received US$15.0 million in a private placement transaction with our co-chairperson Mr. Maodong Xu in September 2015. In May 2017, we received a loan of RMB35.0 million (US$5.4 million) from our principal shareholder. In April 2018, we received additional loans of RMB70.0 million (US$11.1 million) from our principal shareholders. We believe that our current cash and cash equivalents and anticipated cash flow from operations, together with commitments by our principal shareholders Ms. Xiaoxia Zhu and Ms. Huimin Wang to provide the necessary financial support, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. However, we may require additional cash due to changing business conditions or other future developments, including any investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue a certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

We may need to recognize significant impairment losses in connection with past and future acquisitions, which may have a material and adverse effect on our financial results.

We acquired Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015 to establish our food-industry B2B services. We may acquire other companies that are complementary to our business in the future. We record goodwill if the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liabilities assumed, and we also obtained long-lived intangible assets in some acquisitions. We are required to test goodwill and long-lived assets for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350, “Intangibles – Goodwill and Other” and ASC 360-10, “Impairment and Disposal of Long-Lived Assets.” The carrying amount of goodwill amounted to approximately US$108.9 million as of December 31, 2017 after the annual impairment test, and the impairment losses of US$85.9 million, nil and US$127.3 million were recognized during the years ended December 31, 2015, 2016 and 2017, respectively. We have also provided impairment of US$19.8 million for long-lived assets during the year ended December 31, 2017. If the carrying amount of goodwill or long-lived assets in connection with past or future acquisitions is determined to be further impaired, we will be required to recognize additional impairment losses and our financial results will be adversely and materially affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our current food-industry B2B service has grown substantially since its inception, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our technology platform, enrich value-added services to our clients and increase our product offerings. We also plan to integrate our service platform with key customers’ ERP system to optimize their supply chain management and increase their orders on our platform. In addition, as we increase our product offerings, we will need to work with new suppliers and third-party sellers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and third-party sellers. To support our growth, we also plan to continue implementing a variety of new and upgraded managerial, operating, financial and human resources systems, procedures and controls. All these efforts will require significant managerial and financial resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

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

We rely completely on independent couriers to deliver products, particularly a logistic company that we have minority interest in which delivered 90% of our online direct sale orders in 2017. Although we have implemented quality control policy for selecting third party courier and for monitoring services rendered by them, we cannot assure you that third party couriers can meet our requirement at all times and if products purchased by customers at our platform are not delivered on time or are delivered in a damaged state, customers may refuse to accept products and have less confidence in our services. See “—We rely on service from couriers to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders for them. If these third-party service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.” Furthermore, employees of contracted third-party couriers act on our behalf and interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver products to our customers and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our customers may negatively impact the purchase experience of our customers, damage our reputation and cause us to lose customers.

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

We cannot assure you that such measures will always be sufficient in discovering and remedying problems with merchandise, some of which are out of our control. Any losses that we may suffer from customers’ request for a large amount of refunds or replacement of goods or future liability claims, including the successful assertion against us of one or a series of large claims, could adversely affect our cash flows, financial conditions and results of operations. In addition, as we expand the types of goods and services for which we offer, the operational cost of quality control will also likely increase, which will have a negative effect on our profits.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Our website makes recommendations to customers based on our understanding of the market as well as the popularity of products on our platform, and we also send product recommendations regularly to our customers through various means, such as emails, social network media and hardcopy catalogues. Our customers choose to purchase products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by offline suppliers. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The e-commerce industry in China is intensely competitive. We compete for customers, orders, suppliers and third-party sellers. Our current or potential competitors include traditional offline food service suppliers and other internet companies who develop their business and tap into the market we are operating in. In addition, new and enhanced technologies may increase the competition in the e-commerce industry and new competitive business models may appear.

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

Although our inventory was relatively small as of December 31, 2017, our business model may require us to increase our inventory as our business expands and we will need to manage our inventory effectively. We depend on our understanding of the food service industry as well as demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles, pricing, product defects, changes in customer spending patterns, and other factors, and our customers may not order products in the quantities that we expect. Customers are extremely strict about the expiration date of food products, and poor inventory management might lead to products expiring and becoming unacceptable in the market. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of December 31, 2017, we had 1,475,307,852 ordinary shares outstanding (excluding 900,818 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards), of which 569,783,423 ordinary shares or approximately 38.6% were held by previous shareholders of JMU HK before our acquisition of JMU HK in 2015. Pursuant to a Registration Rights Agreement we entered into with these former JMU HK shareholders on June 8, 2015, we agreed to provide them with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We had 277 suppliers for our online direct sales business as of December 31, 2017. Our suppliers include food producers, manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into framework agreements with suppliers, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires, and we cannot assure you that our current suppliers will honor such framework agreements within the terms of such agreements. Any breach of such framework agreements by our suppliers may lead to the monetary damages as we may not be able to fully recover our deposits and adversely impact our operation. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to attract suppliers or third-party sellers that can provide merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred a great amount of expenses on a variety of different marketing and brand promotion efforts, and recommendation for trial use of our new products, designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred US$15.2 million of selling and marketing expenses in 2017. Marketing of food products online to food service customers is evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We rely on service from couriers to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders for them. If these third party service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We rely completely on independent couriers to deliver products, particularly a logistic company that we have minority interest in which delivered 90% of our online direct sale orders in 2017. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers and sometimes suppliers in our direct sales operation deliver products to our customers themselves. Third-party sellers on our marketplace also use their own logistics network or other third-party couriers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of products offered at our platform to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party delivery service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If products offered at our platform are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

As of December 31, 2017, there were approximately 15,800 third-party sellers on our online marketplace. We do not exercise control over the storage and delivery of products sold by third-party sellers on our online marketplace. Our third-party sellers use their own or third-party storage facilities and delivery systems to store and deliver their products, which makes it more difficult for us to ensure that our customers get the same high quality service for all products sold on our website. If any third-party seller does not control the quality of the products that it sell on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells low quality products on our website, the reputation of our online marketplace and our JMU brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

If internet search engines’ ranking methodologies are modified or our search result page rankings decline, our user traffic could decrease.

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

We rely on third-party online payment processors, and any disruption to the provision of these services to us could adversely affect our business and results of operations.

We rely on third party online payment processors to provide payment processing services, including the processing of credit cards and debit cards. Customers can make purchases through all major online payment systems in China, including Alipay and the online banking systems of most commercial banks in China. Each online payment system provides payment processing services to us and we pay service fees pursuant to our agreements with the payment system operators. Typically the term of each of these agreements is one year, and would be automatically renewed for a term of one year unless otherwise requested by payment system operator or us in writing within one month prior to the expiration date. Our business could be disrupted if any of these online payment system operators becomes unwilling or unable to provide payment processing services to us, and we could incur additional cost as we seek alternative payment processing service providers. Moreover, the third-party online payment processors could fail to obtain, maintain or renew their required qualifications, which could result in a disruption in their services to us.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, and our other executive officers. The majority of our senior management joined us in 2015. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

As the insurance industry in China is still developing, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to expand the offerings by our suppliers and third-party sellers, we could be increasingly exposed to various liability claims related to the products provided by our suppliers and third-party sellers. Any liability claims, business disruption, or natural disaster could result in substantial costs and the diversion of resources, which would have an adverse effect on our business and results of operations.

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

The relevant laws and regulations are relatively new or evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Our VIE is required to obtain and maintain the applicable ICP license for value-added Internet services and the applicable license or permit for selling food, liquor and nutritional supplements through our website. Furthermore, Our VIE could be required to obtain additional licenses. If Our VIE fails to obtain or maintain any of the required licenses or approvals, its continued business operations on the internet and the food service industries could subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of Our VIE will materially and adversely affect our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service center, and may even require a temporary closure of our facilities. Earthquakes or other similar disasters affecting cities where we have major operations in China could materially and adversely affect our operations due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by health epidemics or other natural disasters.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of internet content distribution services. Foreign investors are limited to services sections opened up in China's WTO commitments and are not allowed to own more than 50% of the equity interests in any entity conducting internet content distribution business or other value-added telecom businesses, except e-commerce business, for which there is no upper limit to the shareholding percentage for foreign investors. Additionally, any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2017, as amended, and other applicable laws and regulations. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming Supply Chain Management Co., Ltd., or Our WFOE, and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., or Our VIE, and its shareholder. Our VIE has twenty subsidiaries within China as of December 31, 2017. Our contractual arrangements with Our VIE and its shareholder enable us to exercise effective control over it and hence treat it as our consolidated affiliated entity and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company”.

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

The provision of value-added telecommunication services, which we conduct through Our VIE, is currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce, as amended in June 2017. The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered in the draft. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure, or require the company to dispose of its businesses and/or VIE structure.  Moreover, it is uncertain whether the industries in which Our VIE operates, such as the industry of providing value-added telecommunication services, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance, to be completed by companies with existing VIE structure like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all. As PRC residents ultimately control more than 50% of the total share capital of our Company, we believe the impact of the Foreign Investment Act, if enacted as currently proposed, on our business and operation will be limited, but there is no assurance that the Chinese government will not interpret the rules differently from us.

We rely on contractual arrangements with Our VIE in China and its shareholder for our operations, which might not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entity, in which we do not hold shares, and its shareholder to operate our business in China. If we held the shares of Our VIE, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Our VIE and its shareholder’s performance of their contractual obligations to exercise effective control. In addition, our contractual arrangements are generally effective for the complete period Our VIE exists. In general, neither Our VIE nor its shareholder could terminate the contracts prior to the expiration date. However, the shareholder of Our VIE might not act in the best interests of our company or might not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entity. We can replace the shareholders of Our VIE at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business”. Therefore, these contractual arrangements might not be as effective as the direct holding of shares.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties could be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between Our WFOE, Our VIE and its shareholder were not entered into on an arms-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities could impose late payment fees and other penalties on our consolidated affiliated entity for the adjusted but unpaid taxes. Our results of operations could be adversely affected if our consolidated affiliated entity’ tax liabilities increase significantly or if they are required to pay late payment fees or other penalties.

The ultimate beneficial owners of Our VIE, Ms. Xiaoxia Zhu and Ms. Huimin Wang, could have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business could be adversely affected.

Our co-chairperson and chief executive officer, Ms. Xiaoxia Zhu, and our director, Ms. Huimin Wang, each hold 48.75% of the equity interests in Shanghai Zhongmin Investment and Development Group Co., Ltd., or Zhongmin Investment, which in turn holds 100% of equity interests in Our VIE. The interests of Ms. Zhu and Ms. Wang as the ultimate beneficial owner of Our VIE could differ from the interests of our company as a whole, notwithstanding both Ms. Zhu and Ms. Wang are our principal shareholders. We cannot assure you that when conflicts of interest arise, Ms. Zhu and Ms. Wang will act in the best interests of our company or that conflicts of interests will always be resolved in our favor. In addition, Ms. Zhu and Ms. Wang could cause Zhongmin Investment and Our VIE to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Ms. Zhu and Ms. Wang could encounter in their capacity as beneficial owners of Our VIE. We rely on Ms. Zhu and Ms. Wang to comply with the laws of China, which protect contracts, including the contractual arrangements that Our VIE and its shareholder have entered into with us, provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Ms. Zhu and Ms. Wang to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Ms. Zhu and Ms. Wang, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under PRC laws and regulations, Our WFOE, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Our WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2017, the paid-in registered capital of Our WFOE was US$26.6 million. Any limitation on the ability of Our WFOE or JMU HK to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital cannot be changed without SAFE’s approval, and such Renminbi capital cannot in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings, such as our initial public offering, and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by our board. Violations of these SAFE regulations could result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the Renminbi funds converted from the foreign-invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the Renminbi funds converted from the foreign-invested funds.

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

As part of our contractual arrangements with Our VIE, such entity holds certain assets that are important to the operation of our business. If Our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we might not be able to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. If Our VIE undergoes voluntary or involuntary liquidation proceedings, the unrelated third-party creditors could claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•	there are uncertainties relating to the regulation of internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies could be subject to challenge, or we could fail to obtain permits or licenses that would be deemed necessary for our operations, or we might not be able to obtain or renew certain permits or licenses or the government might revoke the certain permits or licenses of us. The major permits and licenses that could be involved include, without limitation, the ICP license. If we fail to maintain any of these required licenses or approvals, we could be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. Any such disruption in our business operations could have an adverse effect on our results of operations;

•	new laws and regulations could be promulgated that will regulate internet activities, including online services. If these new laws and regulations are promulgated, additional licenses could be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and

•	we only have contractual control over our operating website, www.ccjoin.com. We do not own the website due to the restriction of foreign investment in businesses providing value-added telecom services in China, including internet content distribution services. This could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

On July 13, 2006, the Ministry of Industry and Information Technology, or the MIIT, the successor of the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecom Services. This notice prohibits domestic telecom services providers from leasing, transferring or selling telecom business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecom business in China. According to this notice, either the holder of a value-added telecom business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecom services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Our VIE owns the related domain names, holds the ICP licenses necessary for the operation of our www.ccjoin.com website, and has applied for related trademarks with the Trademark Office of the State Administration for Industry and Commerce. Pursuant to the Administrative Measures on Internet Information Services effective since January 2011, as amended, commercial internet information services are subject to the licensing system. In case the operator provides commercial internet information services without obtaining an operation license or the services provided by the operator exceed the scope of the services as permitted by the operation license, the relevant telecom administrative agency could order to have such act corrected within a specified period. Where there is illegal income, the illegal income could be confiscated and a fine of no less than three times but no more than five times the value of the illegal income would be imposed; where there is no illegal income or the illegal income does not exceed RMB50,000, a fine of no less than RMB100,000 but no more than RMB1,000,000 could be imposed; in the event of a serious case, the operator shall be ordered to close down its website.

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

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet content was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could adversely affect our business, financial condition and results of operations. We could also be subject to potential liability for any unlawful actions of users of our website or for content we distribute that is deemed inappropriate. It could be difficult to determine the type of content that could result in liability to us, and if we are found to be liable, we could be prevented from operating our website in China.

Regulation of food services in China could adversely affect our business, and we could be liable for food business operations.

China has enacted laws and regulations governing the sale of food. In accordance with the Food Safety Law of the People’s Republic of China, the Administrative Measures for the Licensing of Food Business Operations, the Implementing Regulations for the Food Safety Law of the People’s Republic of China and other relevant laws and regulations, business operators of food services shall carry out production and operation in accordance with the laws, regulations and food safety standards, ensure food safety, uphold integrity and self-discipline, be accountable to the public and society at large, accept public supervision and assume social responsibility. We have already obtained a Food Circulation License, a Retailing License for Liquor and a Wholesale License for Liquor. We believe we now possess all necessary licenses and permits to sell all categories of food products on our website. However, it is possible that the PRC government will require us to apply for additional licenses for certain specific categories of products. We cannot assure you that we can obtain any such additional permits from the PRC government at reasonable cost, or at all. Additionally, if any food product we sold is found unsafe by the PRC government, we will be punished under the relevant laws and regulations, and we may have to cease the sale of the whole category that contains the unsafe food product.

Pursuant to Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which became effective in October 2016, an online food trading third-party platform shall file a record with the Food and Drug Administration and obtain a filing number. As an online food trading third-party platform, we shall meet the technical requirements for data backup and failure recovery to ensure the reliability and safety of our online food trading data and materials, and we must take the responsibilities of supervising transactions, including establishing the systems for review and registration of the food producers and traders that have joined the network, self-inspection of food safety, stopping and reporting of illegal acts involving food safety, suspension of the platform services against serious illegal acts and handling of food safety complaints and report and making them public on the online platform and shall review the food production/trading license of the food producers or traders that have joined our website. Violating the provisions of this regulation, we might be required to make a correction, have any illegal income be confiscated, pay a fine ranging from RMB50,000 to RMB200,000, and where the legitimate rights and interests of consumers are harmed, we may have to bear joint and several liabilities with the food business operator.

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

Under the PRC Enterprise Income Tax Law and the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to PRC enterprise income tax at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”. The only detailed guidance currently available regarding the definition of “de facto management body” as well as the determination of the tax residence of offshore incorporated enterprises whose primary controlling shareholder is a PRC company or a PRC corporate group, and such enterprises’ tax administrations are set forth in two notices, the Notice On Issues Relating to Determination of Chinese-Controlled Offshore Enterprise as PRC Resident Enterprises by applying the “De Facto Management Body”, or Circular 82, and the Administrative Measures of Enterprise Income of Chinese Controlled Offshore Incorporated Resident Enterprise (Trial), or Circular 45, issued by the PRC State Administration of Taxation, or the Circulars. The Circulars provide that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group would be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the enterprise’s day-to-day operations management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. If all of these criteria are met, the relevant offshore enterprise controlled by PRC enterprises or PRC enterprise groups would be deemed to have its “de facto management body” in China and therefore be deemed a PRC resident enterprise. The Circulars made a clarification in the areas of resident status determination, post-determination administration, as well as the exercise of competent tax authorities’ procedures. The Circulars also specify that when provided with a copy of PRC tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, a payer of PRC-sourced dividends, interest, royalties, etc. should not withhold 10% income tax on such payments to such Chinese controlled offshore incorporated enterprise. Although the Circulars apply only to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals such as us, the determination criteria and administration clarification made in the Circulars reflect the PRC State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented. There is no assurance that the PRC State Administration of Taxation will not apply the same or similar criteria as stated in the Circulars to determine whether the “de facto management body” of an offshore incorporated enterprise controlled by PRC individuals (like us) is located within the PRC in the future. If the PRC authorities were to determine that we should be treated as a PRC resident enterprise for the purpose of PRC enterprise income tax, a 25% enterprise income tax on our global income could significantly increase our tax burden and adversely affect our financial condition and results of operations.

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

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Treaties in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company cannot be regarded as a beneficial owner and, therefore, cannot qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for the avoidance of double taxation will be entitled to the benefits under the relevant withholding arrangement.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2017, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by PRC government.

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

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated by SAFE on January 5, 2007, a relevant guidance issued by SAFE in March 2007 and Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, on February 15, 2012 that replaces the guidance issued in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents selected by such PRC subsidiary, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. For participants who had already participated in an employee share option or share incentive plan before the date of the guidance, the guidance requires their PRC employers or PRC agents to complete the relevant formalities within three months of the date of the guidance. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders could be subject to fines and legal or administrative sanctions.

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

We are subject to numerous PRC laws and regulations that govern e-commerce business, such as the Consumer Protection Law. If these regulations were to change or if we or our merchant clients were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and adversely affect our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially for businesses that operate on the internet. We do not maintain product liability insurance for products and services transacted on our platform, and our rights of indemnity from the vendors and service providers might not adequately cover us for any liability we incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could reduce our net income and profitability. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We could be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which could increase our costs and limit our ability to operate our business.

Risks Relating to Our ADSs

The trading price of our ADSs could be volatile, which would result in substantial losses to investors.

Since our ADSs began trading on the Nasdaq Global Market on April 8, 2015, through April 23, 2018, the closing price as reported by Nasdaq has ranged from a high of $13.00 to a low of $0.66 per ADSs. The trading price of our ADSs could be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets could from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies, as they did for example in late 2008 and early 2009. These market fluctuations could also have an adverse effect on the market price of our ordinary shares.

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

If we fail to maintain Nasdaq minimum bid requirements, our ADSs could be delisted.

According to the Nasdaq listing standards if the trading price of a listed company’s listed securities falls below US$1.00 per share for a period of 10 consecutive business days, such company’s securities may be subject to delisting unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure.  On March 14, 2018 we received a letter from Nasdaq advising us that our ADS has been trading at a price that would subject our ADSs to delisting if we fail to regain compliance with the Nasdaq minimum bid price requirements. We have been granted a grace period of 180 calendar days, expiring on September 10, 2018, in which to regain compliance. We will regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s ADSs are at least US$1.00 for a minimum of ten consecutive business days. In the event we do not regain compliance with the Rule within 180 calendar days, we may be eligible for additional time.

We intend to monitor the closing bid price of our ADSs between now and September 10, 2018 and consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the prescribed grace period, including adjustment of ADS to ordinary shares ratio. If we fail to regain compliance, our ADSs could be subject to delisting. There can be no assurance that we will meet the requirements for continued listing.

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

As of March 31, 2018, Mr. Maodong Xu, Ms. Xiaoxia Zhu and Ms. Huimin Wang beneficially owned 10.3%, 16.6% and 19.7% of our total outstanding shares, respectively. If these shareholders choose to act in concert, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership could also discourage, delay or prevent a change of control transactions involving our company, which would deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions could be taken even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering or on the open market.

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

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2018 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Cayman Islands companies might not have the standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court could be limited to direct shareholder lawsuits.

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2018 or in the foreseeable future.

With respect to our 2018 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs), and the expected future composition of our income and assets. However, we might be a PFIC for our 2018 taxable year or any future taxable years due to changes in our asset or income composition, or the value of our assets, including if our market capitalization is less than anticipated or subsequently declines.

Although the law in this regard is not entirely clear, we treat Our VIE as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years.

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

In August 2016, TANSH Global Food Group Co., Ltd, which formerly known as Xiao Nan Guo Restaurants Holdings Limited, a Hong Kong Stock Exchange listed company (Stock Code: 3666), through its wholly-owned subsidiary, acquired a 9.82% stake in our company via secondary transfers for a total consideration of HK$368 million (approximately US$47.5 million).

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

We currently operate an online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015. Our B2B online platform recorded gross billing of RMB16 billion (US$2.5 billion) in 2017, measured in terms of gross merchandise value.

We connect suppliers and customers in the food service industry through our online platform. Our customers include restaurants, restaurant chains, hotels, food product manufacturers and others. We offer a wide selection of products at competitive prices through our website www.ccjoin.com and our mobile applications. We also offer convenient payment options and customer services. Our customers are focused on the quality of raw materials that they source for their businesses, and we provide more comfort and confidence to our customers by verifying the qualification of suppliers. In addition to our online services, we also host offline auction events to afford suppliers and customers the opportunity to meet in person and establish connections and in the meantime give traditional food service businesses the chances to adopt the online purchase process in a gradual manner.

We started with the mission to transform the connection between suppliers and customers in the food service industry into a more transparent and efficient form, and we also leverage our supplier and customer base to further provide value-added services such as logistics and trade financing.

We are a technology-driven company and we have made investments in developing our own scalable proprietary technology platform that supports our growth and enables us to provide technology services. In 2015, we developed our cloud procuring system, which can be both integrated into our customers’ existing enterprise resource systems or be used independently as procurement management software.

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

We had revenues of US$88.7 million and a net loss of US$161.9 million in 2017.

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

Currently substantially all of our business is carried out within China and Hong Kong. The total revenue of the food service industry in China was approximately RMB3,964.4 billion (US$609.3 billion) in 2017, of which raw material procurement constituted approximately 30%. Most of this spending has been in the traditional offline form. Our B2B platform was started with the vision of reshaping industrial rules and building a more transparent and more efficient business ecosystem for food service businesses in China. Through cooperation with industry associations and hundreds of leading restaurants across China, we believe that we can create significant network effects with our B2B platform. We work closely with various reputable buyers and suppliers in the food service industry, providing one-stop procurement services, as well as product development, marketing and other value-added services, for a variety of food service businesses via the B2B platform www.ccjoin.com.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We have been continually expanding our offering in direct sales since the acquisition of our B2B business in June 2015. As of December 31, 2017, we offered approximately 501 kinds products of ten product categories through our online direct sales business model. We will focus on the sale of standard new ingredients by conducting research and developments of new products and organizing the manufacture by factories to ensure the standardized process of operation to guarantee the food safety production.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace. We acquired our B2B online marketplace in June 2015, and have been bringing new products and services to our online marketplace since then. As of December 31, 2017, there were approximately 15,800 third-party sellers in our online marketplace. Our B2B online platform recorded gross billing of RMB16 billion (US$2.5 billion) in 2017, measured in terms of the gross merchandise value. In order to attract more third-party sellers, we currently do not charge commission on transactions on our online marketplace. We provide transaction processing and billing services on all orders on our online marketplace. We require third-party sellers to meet our standards of quality. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

Customer Experience

We are committed to optimizing customer experience and achieving customer satisfaction. This commitment drives every aspect of our operations, which are focused on four core components: product offerings, pricing, online experience and customer services.

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

Pricing policy. For some of our products, we set our prices to be competitive with those on other major e-commerce websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. Currently, third-party sellers are free to set their own prices on our online marketplace.

Special promotions. For top-selling products, we will make it the key point of our marketing campaign and make the promoting and marketing plans accordingly.

Online Experience

We believe that online experience is important to attracting and retaining customers and increasing orders. Our website offers site navigation, search functions and product information. These features address customers’ desire to view, understand and compare products before purchasing. With the increasing popularity of mobile internet-enabled devices, we have also developed applications and features adapted to mobile internet users, and we currently offer mobile access through our mobile website and our mobile applications.

Our website contains the following information and features:

Product information. Each product page contains pictures of the product, price and applicable delivery expenses. Depending on the type of product, there will be additional information to help the customer make a purchase decision or recommendations to steer the customer towards additional products.

Product recommendations. Our website makes recommendations to customers based on our understanding of the market and popular products on our platform. We also provide product recommendations to our customers through various means, including emails, social network and hardcopy catalogues. Our sales volume gives us marketing data about customer preferences that we believe will enable us to make recommendations to our customers.

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

Customer service center. Our sales representative will provide customer service directly to our customers. As of December 31, 2017, we have 85 sales representatives. Meanwhile, we have set up our "400 hotline" for customer service purpose, and we have a "400 hotline" call center service team of 5 employees. Customers can call our telephone hotline, ask questions and leave complaints in writing through our website, or send us e-mails.

Returns and exchanges. We generally allow customers to return defective products within 7 days or exchange within 15 days, counting from the date when the customer receives the product. We will generally arrange our third-party courier partners to pick up defective items for return or exchange at the customer’s address. The policies apply to products sold by ourselves while third-parties sellers apply their own policies on returns and exchanges for transactions on our online marketplace.

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

Third-party Seller Experience

We are also endeavoring to make the transactions by third-party sellers on our platform convenient. For example, we link third-party sellers on our online marketplace to third-party service providers that offer either delivery services or a combination of warehousing plus delivery services as well as trade financing. Moreover, we also provide offline exhibition marketing services to sellers ourselves, in addition to the basic transaction processing and billing services that we provide them at no extra cost.

We also provide certain premium customers, suppliers and third-party sellers with reports on a regular basis as to recent procurement data and trends in the food services industry, to assist them to better develop their products and manage their inventory.

Our finance business unit is in the process of developing various financial products and services in addition to trade financing as additional services we provide to our business partners, including third-party sellers. We will continue to develop innovative financial products that can further leverage our strengths in e-commerce and our technology platform.

Currently some of the services mentioned above have been provided to third-party sellers, free of charge as part of our strategy to grow the scale of our business.

Merchandise Sourcing

In our online direct sales business, we sourced products from 277 suppliers as of December 31, 2017. Procuring products for the food services industry requires considerable specialized expertise, which is provided by our seller team. We negotiate with the higher-level distributor where possible in order to obtain the most favorable terms. In addition, we had approximately 15,800 third-party sellers on our online marketplace as of December 31, 2017.

We have created a vendor interface on our website where our third-party sellers can access reports regarding inventory status, purchase history and customer reviews of their products. Third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs.

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

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our platform is based on cloud-computing and cloud-storing technology to fully support our needs for industry big-data analysis. Equipped with the advanced technology and designed with scalability, our platform is capable of supporting our business and providing seamless access for any third-party platforms. Our server fleet consisted of approximately 25 servers, fire-wall and network switches as of December 31, 2017, and we employed 43 IT professionals to design, develop, maintain, and operate our technology platform as of the same date.

Our proprietary technology platform supports our growing processing capacity requirements, provides us accurate information throughout our operation value chain, and enables harnessing of insightful data analytics.

Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports accurate operational execution as well as information flow, data consistency and analytics. We are also working with our key customers to integrate our platform into their own ERP system to facilitate their management of food supplies.

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

In addition to the online marketing activities, we also utilize offline activities to attract more users and promote our brand recognition. For example, we organize offline auction events for food service businesses to purchase their supplies in bulk.

We also utilize industrial associations to extend our services to an ever increasing number of food service business. Our services are recommended by the China Hotel Association, the China Cuisine Association and the China Tourist Hotel Association.

Competition

The e-commerce industry in China is intensely competitive. Our current or potential competitors include traditional offline food service suppliers and other internet companies tipping in the online food service industry.

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

Intellectual Property

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2017, we owned eight computer software copyrights in China relating to various aspects of our operations. We had 98 trademark applications inside China and 19 outside China. As of December 31, 2017, we had registered four generic top-level domain names. Our registered domain names include www.ccjoin.com and www.ccjmu.com, among others.

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

Through Our WFOE and Our VIE, we are engaged in certain industries that are classified as “restricted” under the Catalogue. Pursuant to the latest Catalogue amended in June 2017, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce), the purchase of grains, wholesale of grains and cotton fall in the restricted category. We engage in the online wholesale and retail of products (except the grains and cotton), the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

The Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, as amended in July 2017, or FIE Record-filing Interim Measures, effective on the same day. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

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

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the SFDA in August 2015, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food and nutritional supplements through our website. Our WFOE engaging in food distribution business have obtained Food Distribution Permits.

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

Regulations Relating to E-Commerce

China’s e-commerce industry is at a relatively early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effect in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

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

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law, which became effective on June 1, 2017, also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

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

The Provisional Measures for 7-day Unconditional Return of Online Purchased Goods came effective on May 15, 2017, which provides detailed regulations on and ensures the implementation of the rules of "7-day Unconditional Return of Purchased Goods" provided for in the Consumer Protection Law to protect the legitimate rights and interests of consumers. Pursuant to this regulation, online goods sellers shall lawfully perform their duties of "7-day Unconditional Return of Purchased Goods", and the online trading platforms shall guide and urge the online goods sellers who use the platform to perform the duties of "7-day Unconditional Return of Purchased Goods", conduct supervisions and inspections, and provide technical support. This measure also encourages online goods sellers to make a commitment of "unconditional return policy" that are more favorable to consumers than the Measures' requirements. Fresh or perishable goods are inapplicable to the return policy. The online goods sellers who refuse the returning of goods in violation of the provisions, shall, in addition to bearing the corresponding civil liability, be ordered by the administration for industry and commerce or other relevant administrative authorities to make correction, and may be subject to warning and/or confiscation of illegal income, a fine ranging from one to 10 times the amount of illegal income based on the circumstances, where there is no illegal income, a fine of not more than RMB500,000; in serious cases, the business operator shall be ordered to suspend business operation for correction and its business license shall be revoked.

We are subject to the Product Quality Law, the Consumer Protection Law and the Provisional Measures for 7-day Unconditional Return of Online Purchased Goods as an online supplier of commodities and a provider of online marketplace platform and believe that we are currently in compliance with these regulations in all material aspects.

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

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2017, we had approximately 72 trademark applications in China.

Domain Name.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered www.ccjoin.com and other domain names.

On November 27, 2017, the MITT issued the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services. Pursuant to this notice, internet access service providers shall, via the Record-filing System, regularly check the use of domain names by Internet-based information service providers, and shall, in the case that a domain name does not exist or is expired or has no real identity information, cease the provision of access services for the Internet-based information service provider concerned. Therefore, we have to extend the expiration of the www.ccjoin.com and other domain names to avoid to be ceased to the access services,

Regulations Relating to Employment

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In November 2015, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties became effective and repealed the Trial Implementation. Pursuant to the new Measures, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, instead of being subject to approvals, and be subject to follow-up administration by the tax authorities.

Pursuant to the Notice on Issues Relating to the Temporary Waiver for Withholding Income Tax for Overseas Investors Using Distributed Profits for Direct Investments, or Circular 60, which became effective in January 2017, where an overseas investor uses profits distributed by a resident enterprise in China for direct investment in an encouraged investment project, deferred tax payment policy shall apply if the stipulated criteria is satisfied, and withholding of income tax shall be waived in the interim.

Accordingly, Join Me Group (HK) Investment Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Our WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and the approvals are no longer needed. Furthermore, if it satisfies the criteria of Circular 60, the withholding of income tax may be waived in the interim. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No.19, which took effect and replaced SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No.19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans.

In November 2012, SAFE promulgated the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, and amended it in May 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	The shareholder of Our VIE is Shanghai Zhongmin Investment and Development Group Co., Ltd. (formerly known as Shanghai Zhongmin Investment and Development Co., Ltd.), the shareholders of which in turn are Ms. Xiaoxia Zhu, our co-chairperson and chief executive officer, and Ms. Huimin Wang, our director, holding 48.75% equity interests each.

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

Agreements that Provide Us with Effective Control over Our VIE

Foreign investment in internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and our PRC subsidiary, Our WFOE, is considered a foreign-invested enterprise which is restricted from holding the licenses that are essential to the operation of our business, such as licenses for operating our website. As a result, Our WFOE has entered into a series of contractual arrangements with Our VIE and its shareholder described below, through which we exercise effective control over the operations of Our VIE and its subsidiaries. We conduct our operations in China principally through Our VIE and its subsidiaries, which we treated as our consolidated affiliated entities in China. Each of the contractual arrangements between Our WFOE, Our VIE and its shareholder was executed in May 2015. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

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

Exclusive Option Agreement. Our VIE’s shareholder has entered into an Exclusive Option Agreement with Our WFOE, pursuant to which Our WFOE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Our VIE from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the Our WFOE or on a basis of the registered capital of Our VIE. The term of the exclusive option agreement will remain effective upon written confirmation issued by the Our WFOE to Our VIE and its shareholder 30 days before the termination. Neither Our VIE nor its shareholder has the right to unilaterally terminate the agreement.

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

Overview

We currently operate an online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with JMU HK, in June 2015. Our B2B online platform recorded gross billing of RMB16 billion (US$2.5 billion) in 2017, measured in terms of the gross merchandise value.

We incurred losses from operations of US$105.9 million, US$27.6 million and US$168.4 million for the years ended December 31, 2015, 2016 and 2017, respectively. Our loss from operations for the year ended December 31, 2015 was mainly due to goodwill impairment of US$85.9 million as well as the incurrence of general and administrative expenses of US$12.9 million related to our current B2B business. Our loss from operations for the year ended December 2016 was mainly due to the incurrence of selling and marketing expenses of US$20.4 million related to our current B2B business. Our loss from operations for the year ended December 2017 was mainly due to impairment for goodwill and long-lived assets of US$127.3 million and US$19.8 million, respectively, as well as the incurrence of selling and marketing expenses of US$15.2 million related to our current B2B business.

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

Competitive pressure. We operate in a highly competitive market. We compete with a number of other e-commerce service providers that have significant capital and human resources, some of which have also launched initiatives in direct competition with our business. The terms and conditions we offer our suppliers and customers are affected by our competitors’ strategies, which, as a result, affect our cost of operation. The competition also has a direct effect on our ability to retain existing customers and attract new customers.

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	our ability to increase customer accounts and orders from customers;

•	our ability to manage our mix of product and service offerings;

•	our ability to further increase and leverage our scale of business.

Our Ability to Increase Customer Accounts and Orders from Customers

Growth in the number of our customer accounts and orders are key drivers of our revenue growth. The B2B business for food service industry that we are currently operating was only started in late 2014, and in 2017 we had more than 33,020 customer accounts. Gross billing on our online B2B platform reached RMB16 billion (US$2.5 billion) in 2017, measured in terms of the gross merchandise value.

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

Our revenues were US$11.5, US$73.2 and US$88.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Cost of Revenues

Our cost of revenues are direct and indirect costs incurred to generate revenues, and acquiring the products that we sell directly and the overhead expenses incurred for IT personnel, as well as inventory write-downs. The rebates and subsidies we receive from suppliers are accounted as a reduction to the purchase price and will be recorded as a reduction of cost of revenues when the product is sold.

Our cost of revenues was US$13.2, US$72.9 and US$88.2 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Operating Expenses

The following table sets forth our operating expenses by the amount and as a percentage of total operating expenses for the periods indicated:

	For the year ended December 31
	2015		2016		2017
	US$	%	US$	%	US$	%
Operating Expenses
Selling and marketing	5,360,044	5.1%	20,405,602	73.0%	15,206,658	9.0%
General and administrative	12,911,773	12.4%	7,530,851	27.0%	6,696,601	4.0%
Impairment loss	85,934,770	82.5%	—	0.0%	147,018,425	87.0%
Total operating expenses	104,206,587	100%	27,936,453	100%	168,921,684	100%

Our operating expenses consist of selling and marketing expenses and general and administrative expenses as well as impairment loss. Our total operating expenses were US$104.2 million, US$27.9 and US$168.9 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses incurred in connection with advertisements and market promotion events, loyalty program, as well as other overhead expenses incurred for our sales and marketing personnel.

Our selling and marketing expenses were US$5.4, US$20.4 and US$15.2 million for the years ended December 31, 2015, 2016 and 2017, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of:

•	salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff;

•	share-based compensation to employees, which is the expense incurred in connection with the grant of share options and RSUs to our directors, officers and other employees pursuant to our share incentive plan; and

•	office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses.

Our general and administrative expenses were US$12.9, US$7.5 and US$6.7 million, for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Provision for Income Tax Benefit

We are subject to PRC Enterprise Income Tax Law on taxable income in accordance with the relevant PRC income tax laws. We incurred net losses of US$93.6 million, US$25.3 million and US$161.9 million for the years ended December 31, 2015, 2016 and 2017, respectively. Our provision for income tax benefit were US$1.2 million, US$2.2 and US$6.9 million for the years ended December 31, 2015, 2016 and 2017, respectively.

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

We recognize revenue when the customers confirm the acceptance of the goods once they receive the delivered goods. The sales returns are considered and estimated when the related revenue is recognized.

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

Online platform services

We also provide the online platform services to connect third-party sellers and purchasers for their transactions via our online marketplace. Online platform sales are made from the online stores under the third-party sellers’ names, and we record the related revenue on a net basis as we act as the agent in these arrangements: we are not the primary obligor, do not bear inventory risk, and do not have the ability to establish the price or discretion in supplier selection. For the years ended December 31, 2016 and 2017, revenues related to the online platform services were nil, as we did not charge any service fees to the third-party sellers and purchasers.

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

After the divestiture of the group buying business, we had one reporting unit, our B2B business for the food service industry. We performed the annual impairment test on December 31, 2015, 2016 and 2017 by applying the DCF method. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), which primarily included management projections on the discounted future cash flow analysis including the discount rate using a weighted average cost of capital of 18.0% (2016: 17.5%, 2015:17.0%) and expected revenue growth rates. The estimated fair value of the reporting unit was below the carrying amount of our net assets. We recognized an impairment loss of US$85.9 million, nil and US$127.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Considering that we have incurred operating losses, we have determined to perform the annual impairment tests on acquired intangible assets on December 31 of each year. As a result of the annual impairment test, impairment loss of nil, nil and US$19.8 million for acquired intangible assets was recognized during the year ended December 31, 2015, 2016 and 2017, respectively. Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

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

Share-based payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. In the second quarter of 2017, we elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, to account for forfeitures as they occur. The cumulative-effect adjustment to accumulated deficits was nil as a result of the adoption of ASU 2016-09.

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

The following table sets forth certain information regarding the share options granted to our employees at different dates in the past three fiscal years prior to December 31, 2017:

Grant/Re- measurement date	Type of award	Number of awards	Exercise price		Fair value of ordinary share		Intrinsic value		Type of valuation
July 27, 2015	Employee restricted share units	28,841,700		N/A	US$	0.2650	US$	7,643,050	Contemporaneous
July 1, 2016	Share option granted to executives	11,633,400	US$	0.20	US$	0.1196	US$	-	Contemporaneous
July 1, 2016	Share option granted to staffs	20,395,300	US$	0.20	US$	0.0945	US$	-	Contemporaneous
July 1, 2016	Employee restricted share units	10,430,000		N/A	US$	0.1328	US$	1,385,202	Contemporaneous

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

The key assumptions used in the valuation of the employee share options are summarized in the following table:

	Modification on September 1, 2015	Grants on July 1, 2016	Modification on June 20, 2017
Risk-free rate of return(1)	0.47% - 0.88%	1.46%	1.25%
Contractual life of the options(2)	5.0 years	10 years	5.0 years
Volatility(3)	60% - 65%	54.78%	41%
Expected dividend yield(4)	0%	0%	0%
Post-vesting forfeiture rate(5)	N/A	36.1%	N/A
Exercise multiple(6)	3x / 2x	3x / 2x	3x / 2x

(1)	The risk-free rate of return is based on the yield curve of USD China Sovereign Bonds as of the valuation dates as extracted from Bloomberg.
(2)	The contractual life of the options is based on the option grant letter.
(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed guideline companies over a period comparable to the contractual life of the options.

(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.
(5)	The post-vesting forfeiture rate applied to options granted to general staff was based on our historical statistical data. 0% was applied to options granted to executive management with expectation that the executive management will not quit from the company over the contractual life of the options.
(6)	Exercise multiple is the ratio of the fair value of a share over the exercise price at the time which the option will be exercised, estimated based on a consideration of research study regarding exercise pattern from historical statistical data. A multiple of three was used for the executive management and a multiple of two was used for general staff.

Loyalty program

In 2016, we launched a customer loyalty program to certain qualified customers, who can earn customer credits from purchases if their annual spending with us exceeds RMB10 million. In 2017, we announced our revised customer loyalty program to certain qualified customers for granting customer credits only if their annual spending with the Group exceeds RMB100 million. The customers can redeem the earned credits for gift merchandise, and we account for such credits by recording a liability and corresponding selling expenses for the estimated incremental cost of outstanding credits earned that are expected to be redeemed.

During 2016, we negotiated a settlement of earned loyalty credits with 13 of our customers in our ordinary shares. As part of the settlement, we agreed to issue 4.42 million of our ordinary shares, and recognized US$1,377,503 in paid-in capital and selling expenses based on the grant date fair value of the ordinary shares. We are not legally obligated or expect to continue the redemption of the credits for the ordinary shares in the future.

Recent Accounting Pronouncements

Please see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents selected financial data from our consolidated statements of operations for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
	(US$ in thousands)
Consolidated statements of operations data
Revenues
Related parties	542	10,078	17,485
Third parties	10,935	63,123	71,251
Cost of revenues	(13,220)	(72,857)	(88,187)
Gross (loss) / profit	(1,743)	344	549
Operating expenses:
Selling and marketing	(5,360)	(20,405)	(15,207)
General and administrative	(12,911)	(7,531)	(6,697)
Impairment loss	(85,935)	—	(147,018)
Total operating expenses	(104,206)	(27,936)	(168,922)
Loss from operations	(105,949)	(27,592)	(168,373)
Interest income/(expense), net	7	26	(411)
Other income, net	46	39	28
Loss before provision for income tax	(105,896)	(27,527)	(168,756)
Income tax benefits	1,250	2,234	6,857
Loss from continuing operations	(104,646)	(25,293)	(161,899)

Discontinued operations:
Income from discontinued operations	11,076	—	—
Provision for income tax benefits	—	—	—
Income from discontinued operations, net of tax	11,076	—	—

Net loss	(93,570)	(25,293)	(161,899)

Year ended December 31, 2017 compared to Year ended December 31, 2016

Revenues

Our revenues increased by 21% from US$73.2 million for the year ended December 31, 2016 to US$88.7 million for the year ended December 31, 2017. This increase was primarily due to the growing orders placed on our platform, which was in turn as a result of the increase in the average number of orders placed by our customers.

Cost of revenues

Our cost of revenues increased by 21% from US$72.9 million for the year ended December 31, 2016 to US$88.2 million for the year ended December 31, 2017, which was generally in line with the increase in revenue.

Total operating expenses

Our total operating expenses increased significantly by 505% from US$27.9 million for the year ended December 31, 2016 to US$168.9 million for the year ended December 31, 2017. This change was primarily because we incurred impairment of US$127.3 million and US$19.8 million for goodwill and long-lived assets in 2017, respectively.

Selling and marketing expenses

Our selling and marketing expenses decreased by 25% from US$20.4 million for the year ended December 31, 2016 to US$15.2 million for the year ended December 31, 2017. This decrease was mainly due to (i) a decrease of US$4.2 million expense related to loyalty program and (ii) a decrease of US$0.6 million in the cost of advertisement campaigns and promotions.

General and administrative expenses

Our general and administrative expenses decreased by 11% from US$7.5 million for the year ended December 31, 2016 to US$6.7 million for the year ended December 31, 2017, primarily due to the decrease of our consulting, meeting and other administrative expenses by US$0.8 million.

Impairment

During the year ended December 31, 2017, we provided impairment loss of US$19.8 million for our long-lived assets to write down their carrying amounts to their fair value, which was determined using models with significant unobservable inputs and the cash flow projections based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. No impairment loss was provided for long-lived assets during the year ended December 31, 2016 based on our recoverability test.

We performed our annual impairment test for goodwill as of December 31, 2017 and accordingly, impairment loss of US$127.3 million was recognized based on the excess in the carrying value of goodwill over the implied fair value of goodwill. No impairment loss was recognized for goodwill during the year ended December 31, 2016 based on our annual impairment test.

Loss

As a result of the foregoing, our loss from continuing operations increased by 540% from US$25.3 million for the year ended December 31, 2016 to US$161.9 million for the year ended December 31, 2017.

Year ended December 31, 2016 compared to Year ended December 31, 2015

Revenues

Our revenues increased by 538% from US$11.5 million for the year ended December 31, 2015 to US$73.2 million for the year ended December 31, 2016. This increase was primarily due to our rapid growth of business in 2016 as well as the fact that our revenue number for the fiscal year 2015 only contains the financial results since June 2015 when we acquired JMU HK.

Cost of revenues

Our cost of revenues increased by 451% from US$13.2 million for the year ended December 31, 2015 to US$72.9 million for the year ended December 31, 2016. This increase was primarily due to our rapid growth of business and generally in line with the increase in revenue. The increase rate of cost of revenues was lower than the increase rate of revenues because we started to charge margins in our direct sales business in 2016 while we maintained zero margin to attract customers in 2015.

Total operating expenses

Our total operating expenses decreased by 73% from US$104.2 million for the year ended December 31, 2015 to US$27.9 million for the year ended December 31, 2016. This change was primarily because we did not incur impairment of goodwill in 2016 as compared to a charge of US$85.9 million in 2015.

Selling and marketing expenses

Our selling and marketing expenses increased by 278% from US$5.4 million for the year ended December 31, 2015 to US$20.4 million for the year ended December 31, 2016. This increase was due to (i) a US$4.3 million expense related to the loyalty program, which we started in 2016, (ii) share-based compensation increased by US$0.7 million, and (iii) an increase of US$8.6 million of amortization of intangible assets in 2016 compared to 2015. Our salaries to sales personnel also increased US$1.5 million mainly because the salary expense for the fiscal year 2015 only contains the expense incurred since June 2015 when we acquired JMU HK while the number for the fiscal year 2016 covers the whole year 2016.

General and administrative expenses

Our general and administrative expenses decreased by 42% from US$12.9 million for the year ended December 31, 2015 to US$7.5 million for the year ended December 31, 2016, primarily because the fee paid to professional service providers decreased US$4.1 million compared to 2015 when we had our initial public offering and several major corporate transactions.

Loss

As a result of the foregoing, our loss from continuing operations decreased by 76% from US$104.6 million for the year ended December 31, 2015 to US$25.3 million for the year ended December 31, 2016.

B.	Liquidity and Capital Resources.

We had US$11.2, US$2.6 and US$4.9 million in cash and cash equivalents as of December 31, 2015, 2016 and 2017, respectively.

The following table sets forth a summary of our cash and cash equivalents inside and outside of the PRC as of December 31, 2017:

Total cash and cash equivalents
(US$ in thousands)
Our VIE	4,785
PRC entities other than Our VIE	24
Entities inside of the PRC	4,809
Entities outside of the PRC	103
Total	4,912

We have incurred net losses and experienced negative cash flow from operating activities since our inception. Our net losses were US$93.6, US$25.3 and US$161.9 million for the years ended December 31, 2015, 2016 and 2017, respectively, and our net cash used in operating activities in these three years were US$33.5, US$5.8 and US$9.9 million, respectively. We believe that our current cash balance, anticipated cash flows from operations, and the financial support obtained from Ms. Xiaoxia Zhu and Ms. Huimin Wang, two of our principal shareholders, will be sufficient to meet our anticipated capital needs for the next 12 months from the date of this annual report. These commitments are guaranteed by certain assets from Ms. Zhu and Ms. Wang. The funds, if and when called, shall be provided in cash as an equity investment in our Company. This commitment is for an amount subject to our actual deficiency without any limitation. In May 2017, we received a loan of RMB35.0 million (US$5.4 million) from Ms. Xiaoxia Zhu. In April 2018, we received additional loans of RMB50.0 million (US$7.9 million) and RMB20.0 million (US$3.2 million) from Ms. Huimin Wang and Ms. Xiaoxia Zhu, respectively, to enable us to meet the working capital requirements to fund our daily operations.

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

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if our wholly-owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Our WFOE currently has in place with Our VIE in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, our wholly-owned PRC subsidiary, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises such as our wholly-owned PRC subsidiary are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business”. In addition, our investment made as registered capital and additional paid-in capital of Our WFOE and Our VIE are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, Our WFOE and Our VIE in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2017, the restricted net assets of Our WFOE and Our VIE, which represents registered capital and additional paid-in capital, was US$28.2 million. Any limitation on the ability of Our WFOE or our Hong Kong subsidiary, JMU HK, to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2015	2016	2017
	(US$ in thousands)
Net cash used in operating activities	(33,531)	(5,826)	(9,874)
Net cash used in investing activities	(11,896)	(2,581)	(741)
Net cash provided by financing activities	54,883	—	12,643
Effect of exchange rate changes	50	(140)	280
Increase/(decrease) in cash	9,506	(8,547)	2,307
Cash at the beginning of the period	1,646	11,152	2,605
Cash at the end of the period	11,152	2,605	4,912

Net cash used in operating activities

Net cash used in operating activities was US$9.9 million for the year ended December 31, 2017. We had a net loss of US$161.9 million. The principal items accounting for the difference between our net loss and our net cash used in operating activities were impairment loss of US$147.0 million, depreciation and amortization of US$8.6 million and a decrease of prepaid expenses and other current assets of US$6.2 million, partially offset by a decrease of accrued expenses and other current liabilities of US$0.9 million, income tax benefits of US$6.9 million and an increase of amount due from related parties of US$2.7 million.

Net cash used in operating activities was US$5.8 million for the year ended December 31, 2016. We had a net loss of US$25.3 million. The principal items accounting for the difference between our net loss and our net cash used in operating activities were a decrease of prepaid expenses and other current assets of US$15.8 million, depreciation and amortization of US$8.9 million and a decrease of accounts receivable of US$1.9 million, partially offset by a decrease of accrued expenses and other current liabilities of US$8.6 million, income tax benefits of US$2.2 million and a decrease of accounts and notes payable of US$1.4 million.

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

Net cash used in investing activities

Net cash used in investing activities was US$0.74 million for the year ended December 31, 2017, representing US0.74 million for purchase of property and equipment.

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

Net cash provided by financing activities

Net cash provided by financing activities was US$12.6 million for the year ended December 31, 2017 including cash received from loan borrowed from Ms. Xiaoxia Zhu of US$5.1 million and proceeds from short-term bank borrowings of US$7.6 million.

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

Capital Expenditures

We made capital expenditures of US$0.74 million for the year ended December 31, 2017, consisting of the purchase of property and equipment.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

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

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(US$ in thousands)
Operating Lease Commitments	22,097	1,622	2,933	3,212	14,330
Investment Commitments*	2,305	-	-	-	2,305
Total	24,402	1,622	2,933	3,212	16,635

*	In May 2016, Our VIE entered into a share purchase agreement with Cold Chain Link (Shanghai) Internet of Things Co., Ltd., formerly known as Cold Chain Link Global (Shanghai) Logistic Co., Ltd., and its original shareholders for acquiring 10% equity interest. The contractual investment amount is RMB20.0 million (US$3.1 million). As of December 31, 2017, Our VIE has paid RMB5.0 million (US$0.7 million). The remaining payment obligation is due no later than March 9, 2045.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoxia Zhu	47	Co-Chairperson of the Board of Directors, Chief Executive Officer
Maodong Xu	49	Co-Chairperson of the Board of Directors
Huimin Wang	61	Director
Feng Pan	39	Director
Liyun Cao	47	Director
Shayla Suen	33	Director
Tianruo (Robert) Pu	49	Independent Director
Tony C. Luh	53	Independent Director
Min Zhou	53	Independent Director
Gang Yu	58	Independent Director
Frank Zhigang Zhao	53	Chief Financial Officer

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

Ms. Huimin Wang has served as our director since June 2015. Ms. Wang is a co-founder of JMU HK, and she is also the founder of “Xiao Nan Guo” or the “Shanghai Min” brand. Besides her directorship in our Company, at present, Ms. Wang is also the chairperson of Xiao Nan Guo Holdings Limited and chairperson of the board of directors of TANSH Global Food Group Co., Ltd., which formerly known as Xiao Nan Guo Restaurants Holdings Limited, a company listed on the Stock Exchange of Hong Kong (code: 3666.HK). Ms. Huimin Wang is also the Vice Chairman of China Cuisine Association, China Hotel Association and World Association of Chinese Cuisine.

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

Ms. Shayla Suen has been our director since June 2017. Ms. Suen served as our invest relations director from 2011 to 2015. Prior to joining us, she was a partner at Galaxy RongKuai, an online investment platform. Before 2011, Ms. Suen worked as IR Manager at Changyou and as an analyst at DC Capital Management Inc. Ms. Suen holds a bachelor's degree in English from Beijing Foreign Studies University.

Mr. Tianruo (Robert) Pu has served as our independent director since April 2015. Mr. Pu has also served as the chief financial officer of Zhaopin Limited, an NYSE listed company, since January 2016 and a director of Renren Inc., an NYSE listed company since December 2016. Previously, Mr. Pu served as a director of UTStarcom Holdings Corporation, a Nasdaq listed company, from November 2011 to August 2014 and its Chief Financial Officer from October 2012 to August 2014. Mr. Pu served as the Chief Financial Officer of China Nuokang Biopharmaceutical Inc., a Nasdaq listed company, from September 2008 to June 2012. Prior to Nuokang Biopharmaceutical Inc., Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company, from June 2006 to August 2008. Prior to Global Data Solutions, Mr. Pu had gained various accounting and finance experiences in both China and the United States. Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management, a Master of Science degree in accounting from the University of Illinois and a Bachelor of Arts degree in English from China Foreign Affairs College.

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

Dr. Gang Yu has served as our director since October 2016. Dr. Yu is the co-founder and executive chairman of New Peak Group, and has served as the co-chairman of Zall Group Limited, a company listed on the Hong Kong Stock Exchange, since August 2015. During August 2008 to July 2015 prior to founding New Peak Group, he was the co-founder and chairman of Yihaodian, a leading e-commerce company in China. Prior to this role, Dr. Yu served as vice president, worldwide procurement at Dell Inc. between September 2006 and August 2007 and vice president, worldwide supply chain at Amazon.com between July 2004 and August 2006. Dr. Yu received Bachelor of Science degree from Wuhan University, Master of Science degree from Cornell University and Ph. D. from the Wharton School of the University of Pennsylvania.

Mr. Frank Zhigang Zhao has served as our chief financial officer since June 2015. Mr. Zhao has over two decades of experience in financial and accounting management with auditing firms and public companies. Prior to joining us, Mr. Zhao was the chief financial officer of Borqs International Limited, from 2013 to 2015. Mr. Zhao worked as the chief financial officer of KingMed Medical Diagnostics from 2011 to 2013. Mr. Zhao was the chief financial officer of Simcere Pharmaceutical Group, from 2006 to 2011. From 2005 to 2006, Mr. Zhao worked as the chief financial officer of Sun New Media Inc. From 2003 to 2005, Mr. Zhao worked at FARO Technologies, Inc. as a financial controller. Mr. Zhao received his bachelor’s degree in economics from Peking University and MBA degree from University of Hartford.

B.	Compensation.

Compensation of Directors and Executive Officers

In 2017, we paid an aggregate of approximately RMB3.8 million (US$0.6 million) in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

The following table summarizes, as of March 31, 2018, the outstanding options granted to our executive officers, directors, and other individuals as a group under our amended and restated 2011 share incentive plan.

Name	Common shares underlying options awarded/Restricted Share Units		Exercise price (US$/share)	Date of grant	Date of expiration
Feng Pan		*	0.2	2016/7/1	2016/7/1
		*(1)	—	2016/7/1	2016/7/1
Liyun Cao		*	0.2	2016/7/1	2016/7/1
		*(1)	—	2016/7/1	2016/7/1
Other Individuals as a Group	46,251,820		from 0 to 0.2	from 2011/2/1 to 2016/7/1	from 2018/9/1 to 2016/7/1
		*(1)	—	2016/7/1	2016/7/1
Total	61,498,520

*	Less than one percent of our total outstanding share capital.
(1)	restricted share units

C.	Board Practices.

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

Any director appointed to fill a casual vacancy shall hold office for the remaining term of the director in whose place he is appointed and shall be eligible for re-election at the expiry of the said term. Any director appointed as an addition to the existing board of directors shall be designated a class in accordance with the third amended and restated articles of association, shall hold office until the expiry of the term of the class for which said director is designated and shall then be eligible for re-election.

At the first annual general meeting after the adoption of the third amended and restated articles of association, all Class II Directors shall retire from office and be eligible for re-election. At the second annual general meeting after the adoption of the third amended and restated articles of association, all Class III Directors shall retire from office and be eligible for re-election. At the third annual general meeting after the adoption of the third amended and restated articles of association, all Class I Directors shall retire from office and be eligible for re-election. Currently Class I includes Mr. Maodong Xu, Mr. Tianruo (Robert) Pu and Ms. Xiaoxia Zhu; Class II includes Ms. Shayla Suen, Mr, Feng Pan and Mr. Gang Yu; and Class III includes Mr. Tony C. Luh, Mr. Min Zhou, Ms. Huimin Wang and Ms. Liyun Cao.

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

Remuneration and Borrowing

The directors may determine the remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

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

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirectly solicit the services of our employees, during employment or for a period of two years after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

D.	Employees.

The number of our employees decreased significantly after we acquired our B2B business and disposed of our group buy and B2C businesses, and few of our employees as of December 31, 2014, were still working for our company as of December 31, 2015.

As of December 31, 2017, we had a total of 252 employees, consisting of 85 in sales, 44 in marketing, 43 in research and development, and 80 staff members in administrative and management departments. We had a total of 291 employees as of December 31, 2016 and 285 employees as of December 31, 2015.

The remuneration package for our employees includes salary, sales commissions and employee share option programs. In accordance with applicable regulations in China, we participate in a number of social insurance schemes, namely, a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance and a housing reserve fund for the benefit of all of our employees. We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

E.	Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of March 31, 2018 (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after March 31, 2018. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. Percentage of ordinary shares is based on 1,475,515,824, the total number of ordinary shares outstanding as of March 31, 2018 (excluding 692,846 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards).

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Maodong Xu(1)	151,555,246	10.27%
Xiaoxia Zhu(2)	245,485,086	16.64%
Huimin Wang(3)	291,015,012	19.72%
Feng Pan(4)	111,213,418	7.54%
Liyun Cao	—	—
Shayla Suen	—	—
Tianruo (Robert) Pu(5)	—	—
Tony C. Luh(6)	—	—
Min Zhou(7)	—	—
Gang Yu(8)	—	—
Frank Zhigang Zhao	*	*
Directors and executive officers as a group	809,641,302	54.87%
Principal Shareholders:
Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.(9)	158,219,624	10.72%
Extensive Power Limited(10)	149,100,132	10.10%
Moonlight Vista Limited(11)	141,914,880	9.62%
New Field Worldwide Limited(12)	123,623,381	8.38%
Shanghai Zhongju Investment Management Center (limited Partnership)(13)	111,213,418	7.54%
Markland (Hong Kong) Investment Limited(14)	87,265,462	5.91%

*	Less than 1% of our total outstanding shares.
**	The address of our directors (except Mr. Tianruo (Robert) Pu, Mr. Tony C. Luh, Mr. Min Zhou and Mr. Guang Yu) and executive officers is North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai 200438, People’s Republic of China.
(1)	representing (i) 123,623,381 ordinary shares owned by New Field Worldwide Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, (ii) 931,865 ordinary shares owned by Link Crossing Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands, and (iii) 27,000,000 ordinary shares owned by Estate Spring Limited, a Cayman Islands company controlled by Maodong Xu, the registered address of which is Floor 4, Willow House, Cricket Square, P.O. Box 2804, Grand Cayman KY1-1112, Cayman Islands.
(2)	representing (i) 158,219,624 ordinary shares owned by Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., a PRC company controlled by Xiaoxia Zhu, the principal business address of which is No. 236, Caihong South Road, Jiangdong, Ningbo, People’s Republic of China, and (ii) 87,265,462 ordinary shares owned by Markland (Hong Kong) Investment Limited, a Hong Kong company wholly owned by Xiaoxia Zhu, the principal business address of which is Flat B4, 6/F., Block B, Hankow Centre, 4A Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong.
(3)	representing (i) 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and (ii) 141,914,880 ordinary shares owned by Moonlight Vista Limited, a BVI company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(4)	representing 111,213,418 ordinary shares owned by Shanghai Zhong Ju Investment Management Center, a PRC limited liability partnership, whose general partner has irrevocably appointed Feng Pan to act on behalf of the general partner for all matters relating to Shanghai Zhong Ju Investment Management Center and has irrevocably waived the right to replace Feng Pan. The principal business address of Shanghai Zhong Ju Investment Management Center is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.
(5)	The business address of Mr. Pu is 5th Floor Shoukai Plaza, 10 Fu Rong Street, Wang Jing, Beijing, People’s Republic of China.
(6)	The business address of Mr. Luh is c/o Dragon Venture, Inc., 55 East 3rd Avenue, San Mateo, CA 94401.
(7)	The business address of Mr. Zhou is c/o Beijing Enterprises Water Group Limited. Tower 3 Poly International Plaza, Zone 7 Wangjing East Park, Chaoyang District, Beijing, People’s Republic of China.
(8)	The business address of Mr. Yu is Building 10, No. 115 Lane 572, Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China.
(9)	representing 158,219,624 ordinary shares owned by Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., a PRC company controlled by Xiaoxia Zhu, the principal business address of which is No. 236, Caihong South Road, Jiangdong, Ningbo, People’s Republic of China.
(10)	representing 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(11)	representing 141,914,880 ordinary shares owned by Moonlight Vista Limited, a BVI company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(12)	representing 123,623,381 ordinary shares owned by New Field Worldwide Limited, a BVI company wholly owned by Maodong Xu, the registered address of which is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.
(13)	representing 111,213,418 ordinary shares owned by Shanghai Zhong Ju Investment Management Center, a PRC limited liability partnership. The principal business address of Shanghai Zhong Ju Investment Management Center is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.
(14)	representing 87,265,462 ordinary shares owned by Markland (Hong Kong) Investment Limited, a Hong Kong company wholly owned by Xiaoxia Zhu, the principal business address of which is Flat B4, 6/F., Block B, Hankow Centre, 4A Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong.

As of March 31, 2018, we had 1,475,515,824 ordinary shares outstanding (excluding 692,846 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards). To our knowledge, we had only one record shareholder in the United States. Citibank, N.A., the depositary of our ADS program, held 330,096,510 ordinary shares as of that date, representing 22.3% of our outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Registration Rights Agreement

 In connection with the acquisition of JMU HK, we entered into a registration rights agreement with former shareholders of JMU HK and entities beneficially owned by Mr. Maodong Xu, pursuant to which we agreed to provide these former shareholders and Mr. Xu with certain registration rights in respect of our ordinary shares held by them.

Upon receipt of a written request from the holders of 10% of the registrable securities then outstanding requesting us to effect a registration under the Securities Act covering all of part of the shares held by them, we shall, as soon as is practicable, but in no event not later than ninety days after receipt of such written request, file with the SEC, and use our reasonable best efforts to cause to be declared effective, a registration statement, or a shelf registration statement. However, that we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than $10,000,000.

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

In May 2017, Ms. Xiaoxia Zhu, our Chief Executive Officer and Co-Chairperson of the Board, provided us a loan of RMB35 million (US$5.4 million).

In April 2018, we received loans of RMB50 million (US$7.9 million) and RMB20 million (US$3.2 million) from Ms. Huimin Wang and Ms. Xiaoxia Zhu, respectively.

Please see Note 21 to our consolidated financial statements included elsewhere in this annual report for the details of other related party transactions.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the period indicated.

	Price per ADS (US$)
	High	Low
	US$	US$
Annual Highs and Lows
2015 (from April 8, 2015)	13.00	4.11
2016	6.20	2.90
2017	3.83	0.92

Quarterly Highs and Lows
Second Quarter 2016	4.58	3.11
Third Quarter 2016	6.00	3.02
Fourth Quarter 2016	4.00	2.90
First Quarter 2017	3.83	2.64
Second Quarter 2017	2.80	1.53
Third Quarter 2017	2.55	1.36
Fourth Quarter 2017	1.64	0.92
First Quarter 2018

Monthly Highs and Lows
November 2017	1.58	0.96
December 2017	1.16	0.92
January 2018	1.59	0.98
February 2018	1.04	0.80
March 2018	0.99	0.82
April 2018 (through April 23, 2018)	0.89	0.66

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our ADSs are listed on The Nasdaq Global Market under the symbol “JMU”. Each ADS represents 18 ordinary shares.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2018 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

SAFE has promulgated the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended in May 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity could be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37

In July 2014, SAFE issued SAFE Circular 37, which supersedes SAFE Circular 75, and requires that PRC citizens or residents must register with the relevant local SAFE branch before making capital contribution to any offshore entity directly established or indirectly controlled by that PRC citizen or resident for the purpose of investment or financing and with onshore or offshore assets or equity interests legally owned by that PRC citizen or resident. In addition, the SAFE registrations are required to be updated with local SAFE branch with respect to that offshore special purpose company in connection with the change of its basic information, such as its company name, business term, shareholding by individual PRC citizens or residents, merger, or division and, with respect to the individual PRC citizens or residents in case of any increases or decreases of capital in that offshore special purpose company, or share transfers or swaps by the individual PRC citizens or residents.

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

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete such SAFE registrations could subject us and these employees to fines and other legal sanctions. The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares would be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we could face sanctions imposed by the tax authorities or other PRC government authorities. In addition, under the SAFE Circular 37 effective from July 2014, the individual PRC citizens or residents who are directors, supervisors, senior management or other employees of an enterprise in the PRC that is directly or indirectly controlled by an overseas non-listed special purpose company and participate in any stock incentive plan of such non-listed special purpose company, can submit relevant materials to the relevant local SAFE branch for the foreign exchange registration before the exercise of the share option. However, as a newly implemented regulation, specific terms of SAFE Circular 37 remain subject to interpretation and application by SAFE.

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

Regulations on Dividend Distribution

 Wholly foreign-owned companies in China, such as Our WFOE, may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the commercial banks. Wholly foreign-owned companies are not permitted to pay dividends unless they set aside at least 10% of their respective accumulated profits after-tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to other funds at their discretion. These statutory reserve funds and other funds are not distributable as cash dividends.

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

This summary does not represent a detailed description of all of the United States federal income tax consequences that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution of certain types;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who owns or is deemed to own 10% or more of the voting power or value of our stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

Dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation”. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, and thus, pursuant to the United States Treasury Department guidance, our ADSs are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that do not back ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation. For discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”. Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or to the extent that such United States Holders elect to treat the dividend income as “investment income” under the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2017. With respect to our 2018 taxable year and foreseeable future taxable years, and subject to the uncertainty regarding the treatment of our contractual arrangements with our consolidated affiliated entities (discussed below), we presently do not anticipate that we will be a PFIC based upon the expected composition of our income and assets and the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs and ordinary shares). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC for our 2018 taxable year or any future taxable year due to changes in our asset or income composition or the value of our assets. Because the value of our assets may be determined by reference to our market capitalization, and because the market price of our ADSs and ordinary shares may be volatile, a decrease in the price of our ADSs may also result in our becoming a PFIC. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. In addition, although the law in this regard is not entirely clear, we treat Our VIE as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for taxable years ending after the date of our initial public offering.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on the gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source under your particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$7.4 thousand and US$26.1 thousand for the years ended December 31, 2015 and 2016, respectively, and had interest expense of US$411 thousand for the year ended December 31, 2017. We had cash and cash equivalents of US$4.9 million as of December 31, 2017. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$49.1 thousand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We have received US$0.06 million from the depositary until the date of this annual report.

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

 For the period from March 31, 2015 to December 31, 2017, we used US$30 million from our initial public offering for our acquisition of JMU in June 2015.

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

Based upon that evaluation, our management has concluded that, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with the U.S. generally accepted accounting principles.

After our acquisition of JMU HK, the scope of our internal controls over financial reporting was also enlarged significantly. We also performed a related assessment based on this new control environment and change in scope.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were effective on December 31, 2017.

 Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm pursuant to the transition periods established by rules of the SEC for an Emerging Growth Company.

Changes in Internal Control over Financial Reporting

There was one material weaknesses in internal control over financial reporting during our preparation of the financial statements for the year ended December 31, 2015 but had not been remediated as of December 31, 2016. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP.

In 2017, we implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	increasing the number of qualified financial reporting personnel;

•	improving the capabilities of existing financial reporting personnel through training and education in accounting and reporting requirements under GAAP and SEC rules and regulations;

•	developing, communicating and implementing an accounting policy manual for our financial reporting personnel for recurring transactions and period-end closing processes; and

•	establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our condensed consolidated financial statements and related disclosures.

We believe that the measures taken above enhanced our internal control over financial reporting and were sufficient to remediate the material weakness identified. There is no guarantee that our remediation efforts will result in the attestation from our independent registered public accounting firm, if required, that our internal control over financial reporting is effective as of December 31, 2017.

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

	Year Ended December 31,
	2016	2017
	USD	USD
	(in thousands)
Audit fees (1)	266	623
Total	266	623

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

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

None.

Item 16G.	Corporate Governance.

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

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

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2) (A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits.

Exhibit No.	Description of Exhibit
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to exhibit 3.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
2.1	Deposit Agreement by and among the Registrant and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)
3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

4.2	Master Exclusive Service Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.(incorporated by reference to exhibit 4.10 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.3	Business Cooperation Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.11 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.4	Exclusive Option Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.5	Equity Interest Pledge Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.6	Proxy Agreement and Power of Attorney, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.7	Registration Rights Agreement, dated as of June 8, 2015, by and among the Registrant, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu (incorporated by reference to exhibit 99.8 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)
4.8	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Maodong Xu (incorporated by reference to exhibit 99.9 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)
4.9	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Xiaoxia Zhu (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 18, 2015)
4.10	Lock-Up Agreement, dated as of June 8, 2015, by and between the Registrant and Huimin Wang (incorporated by reference to exhibit 99.5 to the Schedule 13D (File No. 005-88838) filed with the SEC on June 19, 2015)
4.11	Working Capital Provision Agreement, dated as of April 20, 2015, by and between the Registrant, Xiaoxia Zhu and Huimin Wang (incorporated by reference to exhibit 4.23 of our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.12	Working Capital Provision Agreement, dated as of May 25, 2017, by and between the Registrant, Xiaoxia Zhu and Huimin Wang. (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on May 26, 2017)
4.13	Supplemental Agreement, dated as of December 28, 2016, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and Shanghai Zhongmin Investment and Development Group Co., Ltd. (formerly known as Shanghai Zhongmin Investment and Development Group Co., Ltd.) (incorporated by reference to exhibit 4.18 of our annual report on Form 20-F filed with the SEC on May 26, 2017)
4.14	Financial Support Letter, dated as of May 18, 2017, from the Registrant to Shanghai Zhongmin Supply Chain Management Co., Ltd.(incorporated by reference to exhibit 4.19 of our annual report on Form 20-F filed with the SEC on May 26, 2017)
4.15*	Working Capital Provision Agreement, dated as of April 23, 2018, by and between the Registrant, Xiaoxia Zhu and Huimin Wang

8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to exhibit 99.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b)
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b)
15.1*	Consent of Ernst & Young Hua Ming LLP
15.2*	Consent of Beijing Dentons Law Offices, LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JMU LIMITED

By:	/s/Xiaoxia Zhu
	Name:	Xiaoxia Zhu
	Title:	Chief Executive Officer

Date: April 24, 2018

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JMU Limited (formerly known as Wowo Limited):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JMU Limited (formerly known as Wowo Limited) (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, the People’s Republic of China

April 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JMU Limited:

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows of JMU Limited (formerly known as "Wowo Limited"), its subsidiaries, its variable interest entity ("VIE"), and its VIE’s subsidiaries (collectively, the "Group") for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Group's operations and cash flows for the year ended December 31, 2015, in conformity with the accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2016

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2016	2017
ASSETS:
Current assets:
Cash and cash equivalents		2,604,886	4,912,170
Accounts receivable, net of allowance of $nil as of December 31, 2016 and 2017	7	1,645,237	3,295,818
Inventories		224,148	538,660
Prepaid expenses and other current assets, net	8	8,677,630	2,245,788
Amounts due from related parties	21	212,805	3,062,797
Total current assets		13,364,706	14,055,233

Non-current assets:
Property and equipment, net	9	1,977,659	1,795,233
Acquired intangible assets, net	10	36,274,238	10,263,941
Investment	11	720,150	768,486
Goodwill	12	221,337,157	108,940,433
Deferred tax assets	15	219,602	156,782
Other non-current assets		151,552	161,723
Total non-current assets		260,680,358	122,086,598

TOTAL ASSETS		274,045,064	136,141,831

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of $nil and $7,684,859 as of December 31, 2016 and 2017, respectively)	13	-	7,684,859
Accounts and notes payable (including accounts and notes payable of VIE without recourse to the Company of $2,200,292 and $3,980,560 as of December 31, 2016 and 2017, respectively)		2,200,451	3,980,826
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $8,198,754 and $8,345,461 as of December 31, 2016 and 2017, respectively)	14	9,033,258	9,292,260
Advance from customers (including advance from customers of VIE without recourse to the Company of $2,282,353 and $1,243,739 as of December 31, 2016 and 2017, respectively)		2,282,353	1,243,739
Amounts due to related parties (including amounts due to related parties of VIE without recourse to the Company of $1,650,168 and $87,385 as of December 31, 2016 and 2017, respectively)	21	1,711,028	603,883
Total current liabilities		15,227,090	22,805,567

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2016	2017
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of $1,086,342 and $1,386,749 as of December 31, 2016 and 2017, respectively)		1,352,202	1,534,449
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of $nil and $nil as of December 31, 2016 and 2017, respectively)	15	9,068,560	2,565,985
Amount due to related parties (including amount due to related parties of the VIE without recourse to the Company of $nil and 5,685,971 as of December 31, 2016 and 2017, respectively)	21	-	5,685,971
Total non-current liabilities		10,420,762	9,786,405

TOTAL LIABILITIES		25,647,852	32,591,972

Commitments and contingencies	22

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 1,827,462,652 shares authorized, 1,476,208,670 shares issued and outstanding as of December 31, 2016 and 2017)	16	14,756	14,766
Additional paid-in capital		632,994,514	634,070,842
Accumulated deficit		(352,004,277)	(513,903,256)
Accumulated other comprehensive loss		(32,607,781)	(16,632,493)
Total shareholders’ equity		248,397,212	103,549,859

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		274,045,064	136,141,831

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2015	2016	2017

Revenues
Related parties	21	541,758	10,078,276	17,485,226
Third parties		10,935,794	63,122,885	71,251,323
Total revenues		11,477,552	73,201,161	88,736,549

Cost of revenues		(13,220,386)	(72,856,808)	(88,187,781)
Gross (loss)/profit		(1,742,834)	344,353	548,768

Operating expenses:
Selling and marketing (including share-based compensation of $nil, $680,124 and $538,897 for the years ended December 31, 2015, 2016 and 2017, respectively)		(5,360,044)	(20,405,602)	(15,206,658)
General and administrative (including share-based compensation of $nil, $417,419 and $528,889 for the years ended December 31, 2015, 2016 and 2017, respectively)		(12,911,773)	(7,530,851)	(6,696,601)
Impairment loss		(85,934,770)	-	(147,018,425)
Total operating expenses		(104,206,587)	(27,936,453)	(168,921,684)
Loss from operations		(105,949,421)	(27,592,100)	(168,372,916)

Interest income/(expense), net		7,392	26,147	(411,164)
Other income, net		46,210	39,351	27,921
Loss before provision for income taxes		(105,895,819)	(27,526,602)	(168,756,159)
Income tax benefits	15	1,249,696	2,233,457	6,857,180
Loss from continuing operations		(104,646,123)	(25,293,145)	(161,898,979)

Discontinued operations:
Income from discontinued operations (including gain of $47,390,421 upon disposal in the year ended December 31, 2015), net of tax of $nil	6	11,075,935	-	-
Net loss		(93,570,188)	(25,293,145)	(161,898,979)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2015	2016	2017

Accretion for Series A-1 convertible redeemable preferred shares	17	442,409	-	-
Accretion for Series A-2 convertible redeemable preferred shares	17	1,202,748	-	-
Accretion for Series B convertible redeemable preferred shares	17	720,194	-	-

Net loss attributable to holders of ordinary shares of JMU Limited		(95,935,539)	(25,293,145)	(161,898,979)

Net loss per ordinary share	20
Basic		(0.09)	(0.02)	(0.11)
Diluted		(0.09)	(0.02)	(0.11)
Net loss per ordinary share from continuing operations	20
Basic		(0.1)	(0.02)	(0.11)
Diluted		(0.1)	(0.02)	(0.11)
Net income per ordinary share from discontinued operations	20
Basic		0.01	-	-
Diluted		0.01	-	-
Net income per Series A-1 preferred share-Basic	20	0.14	-	-
Net income per Series A-2 preferred share-Basic	20	0.04	-	-
Net income per Series B preferred share-Basic	20	0.09	-	-

Weighted average shares used in calculating net loss per ordinary share	20
Basic
Continuing operations		1,001,754,524	1,474,087,060	1,476,144,194
Discontinued operations		1,001,754,524	-	-
Diluted
Continuing operations		1,001,754,524	1,474,087,060	1,476,144,194
Discontinued operations		1,043,473,265	-	-
Weighted average shares used in calculating net loss per share	20
Series A-1 preferred share		3,242,986	-	-
Series A-2 preferred share		32,429,858	-	-
Series B preferred share		8,107,465	-	-

The accompanying notes are an integral part of these consolidated financial statements

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2015	2016	2017

Net loss		(93,570,188)	(25,293,145)	(161,898,979)
Other comprehensive income/(loss), net of tax of $nil:
Change in cumulative foreign currency translation adjustment		1,589,686	(33,515,974)	15,975,288
Comprehensive loss		(91,980,502)	(58,809,119)	(145,923,691)

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ (deficit)/equity	Non controlling interests	Total shareholders’ (deficit)/equity
	Number of Shares	Amount
Balance as of January 1, 2015	303,886,640	3,039	-	-	(233,140,944)	(681,493)	(233,819,398)	43,244	(233,776,154)
Issuance of ordinary shares upon initial public offering (“IPO”)	75,960,000	760	37,293,840	-	-	-	37,294,600	-	37,294,600
Ordinary shares converted to ADS shares for future exercise of share options (Note 16)	31,496,832	-	-	-	-	-	-	-	-
Share options exercised (Note 16)	6,866,280	69	105,839	-	-	-	105,908	-	105,908
Conversion of Mr. Maodong Xu (“Mr. Xu”)'s indebtness into ordinary shares (Note 16)	124,835,802	1,248	69,351,975	-	-	-	69,353,223	-	69,353,223
Conversion of Series A-1, Series A-2 and Series B convertible redeemable preferred shares into ordinary shares (Note 17)	164,740,336	1,647	127,017,632	-	-	-	127,019,279	-	127,019,279
Issuance of shares as a consideration for acquisition of JMU	741,422,780	7,414	376,957,523	-	-	-	376,964,937	-	376,964,937
Issuance of ordinary shares to Mr. Xu (Note 16)	27,000,000	270	14,999,730	-	-	-	15,000,000	-	15,000,000
Share-based compensation (Note 19)	-	-	7,176,600	-	-	-	7,176,600	-	7,176,600
Purchase the noncontrolling interests of subsidiaries	-	-	(68,006)	-	-	-	(68,006)	(43,244)	(111,250)
Accretion for Series A-1, Series A-2 and Series B convertible redeemable preferred shares (Note 17)	-	-	(2,365,351)	-	-	-	(2,365,351)	-	(2,365,351)
Net loss	-	-	-	-	(93,570,188)	-	(93,570,188)	-	(93,570,188)
Other comprehensive income	-	-	-	-	-	1,589,686	1,589,686	-	1,589,686
Balance as of December 31, 2015	1,476,208,670	14,447	630,469,782	-	(326,711,132)	908,193	304,681,290	-	304,681,290

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ equity	Non controlling interests	Total shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2016	1,476,208,670	14,447	630,469,782	-	(326,711,132)	908,193	304,681,290	-	304,681,290
Share options exercised (Note 16)	2,294,208	23	49,972	-	-	-	49,995	-	49,995
Restricted share units vested (Note 16)	28,639,900	286	(286)	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	1,097,543	-	-	-	1,097,543	-	1,097,543
Obligation to issue ordinary shares (Note 3)	-	-	1,377,503	-	-	-	1,377,503	-	1,377,503
Net loss	-	-	-	-	(25,293,145)	-	(25,293,145)	-	(25,293,145)
Other comprehensive loss	-	-	-	-	-	(33,515,974)	(33,515,974)	-	(33,515,974)
Settlement of share options exercised with shares held by depository bank (Note 16)	(30,934,108)	-	-	-	-	-	-	-	-
Balance as of December 31, 2016	1,476,208,670	14,756	632,994,514	-	(352,004,277)	(32,607,781)	248,397,212	-	248,397,212

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ equity	Non controlling interests	Total shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2017	1,476,208,670	14,756	632,994,514	-	(352,004,277)	(32,607,781)	248,397,212	-	248,397,212
Share options exercised (Note 16)	1,042,002	10	8,542	-	-	-	8,552	-	8,552
Share-based compensation (Note 19)	-	-	1,067,786	-	-	-	1,067,786	-	1,067,786
Net loss	-	-	-	-	(161,898,979)	-	(161,898,979)	-	(161,898,979)
Other comprehensive income	-	-	-	-	-	15,975,288	15,975,288	-	15,975,288
Settlement of share options exercised with shares held by depository bank (Note 16)	(1,042,002)	-	-	-	-	-	-	-	-
Balance as of December 31, 2017	1,476,208,670	14,766	634,070,842	-	(513,903,256)	(16,632,493)	103,549,859	-	103,549,859

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2015	2016	2017

Cash flows from operating activities:
Net loss	(93,570,188)	(25,293,145)	(161,898,979)
Less: Net income from discontinued operations	11,075,935	-	-
Net loss from continuing operations	(104,646,123)	(25,293,145)	(161,898,979)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	-	1,097,543	1,067,786
Depreciation and amortization	4,949,036	8,900,192	8,626,844
Provision for other receivables	-	-	584,956
Impairment loss	85,934,770	-	147,018,425
Income tax benefits	(1,249,696)	(2,233,457)	(6,857,180)
Customer credits earned under the loyalty program to be settled in shares	-	1,377,503	-
Changes in operating assets and liabilities:
Accounts receivable	(3,008,932)	1,936,461	(1,482,984)
Inventories	957,133	(142,273)	(288,361)
Prepaid expenses and other current assets	(18,524,604)	15,797,204	6,167,381
Amounts due from related parties	8,512,188	567,545	(2,730,537)
Other non-current assets	-	(158,469)	-
Accounts and notes payable	1,873,123	(1,436,785)	1,572,143
Accrued expenses and other current liabilities	16,708,637	(8,612,603)	(906,516)
Amounts due to related parties	(2,739,467)	1,474,304	(847,621)
Other non-current liabilities	502,180	899,594	100,895
Net cash used in continuing operations	(10,731,755)	(5,826,386)	(9,873,748)
Net cash used in discontinued operations	(22,799,544)	-	-
Net cash used in operating activities	(33,531,299)	(5,826,386)	(9,873,748)

Cash flows from investing activities:
Purchase of property and equipment	(93,317)	(1,860,321)	(741,079)
Payment for investment	-	(720,150)	-
Payments for acquisition of business (net of cash acquired of $20,196,362, $nil and $nil for the years ended December 31, 2015, 2016 and 2017, respectively)	(9,803,638)	-	-
Net cash used in continuing operations	(9,896,955)	(2,580,471)	(741,079)
Net cash used in discontinued operations	(1,999,364)	-	-
Net cash used in investing activities	(11,896,319)	(2,580,471)	(741,079)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2015	2016	2017

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon IPO	40,294,600	-	-
Payments for IPO costs	(2,125,372)	-	-
Proceeds from issuance of ordinary shares to Mr. Xu	15,000,000	-	-
(Payment to) /cash received from related parties	(250,000)	-	5,089,207
Proceeds from short-term bank borrowings	-	-	7,553,366
Net cash provided by continuing operations	52,919,228	-	12,642,573
Net cash provided by discontinued operations	1,963,650	-	-
Net cash provided by financing activities	54,882,878	-	12,642,573
Effect of exchange rate changes	50,468	(140,157)	279,538
Increase/(decrease) in cash and cash equivalents	9,505,728	(8,547,014)	2,307,284

Cash and cash equivalents, beginning of the year	1,646,172	11,151,900	2,604,886
Cash and cash equivalents, end of the year	11,151,900	2,604,886	4,912,170
Supplement disclosure of cash flow information:
Interest paid	-	-	154,295

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

On December 28, 2016, the Company changed its name from Wowo Limited to JMU Limited.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

As of December 31, 2017, the Company’s major subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) are as follows:

	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
New Admiral	April 27, 2015	Cayman Islands	100%
Join Me Group (HK) Investment Company Limited (“JMU Investment”)	June 8, 2015	Hong Kong	100%
Join Me Group Supply Chain Management Company Limited (“JMU Supply Chain”)	October 15, 2015	Hong Kong	100%
Shanghai Zhongming Supply Chain Management Co., Ltd. (“Shanghai Zhongming” or “WFOE” )	June 8, 2015	PRC	100%

VIE:
Shanghai Zhongmin Supply Chain Management Co., Ltd. (“Shanghai Zhongmin” or “VIE”)	June 8, 2015	PRC	N/A

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

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

Master Exclusive Service Agreement and Business Cooperation Agreement

Pursuant to the master exclusive service agreement and business cooperation agreement, VIE, including its subsidiaries or any companies or entities under its control, agrees to engage WFOE as its provider for technical and business support services. VIE shall pay to WFOE service fees determined based on the audited consolidated net profit of VIE. WFOE shall exclusively own any intellectual property arising from the performance of the services set forth in the agreement. WFOE shall provide financial support to VIE in the form of bank loans or others forms as permitted under the PRC laws. The service agreements shall remain effective upon the written confirmation issued by WFOE to VIE and/or its shareholder 30 days before the termination. VIE or its shareholder has no right to unilaterally terminate the agreement.

Subsequently, the Company entered into financial support undertaking letter with VIE and pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its shareholder do not have sufficient funds or are unable to repay.

•	Agreements that Provide the Company with Effective Control over VIE

Exclusive Option Agreement

The VIE’s shareholder has entered into an exclusive option agreement with WFOE, pursuant to which WFOE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in VIE from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the WFOE or on a basis of the registration capital of VIE. The term of the exclusive option agreement shall remain effective upon written confirmation issued by the WFOE to VIE and its shareholder 30 days before the termination. VIE and its shareholder have no right to unilaterally terminate the agreement.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

•	Agreements that Provide the Company with Effective Control over VIE (continued)

Proxy and Power of Attorney Agreement

The VIE’s shareholder has signed an irrevocable proxy and power of attorney agreement to appoint WFOE, or its designee, as the attorney-in-fact to act on VIE’s shareholder's behalf on all rights that the shareholder has in respect of such shareholder's equity interest in VIE conferred by relevant laws and regulations and the articles of association of VIE. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of VIE held by the shareholder. The proxy and power of attorney shall remain effective upon written confirmation issued by WFOE to VIE and its shareholder 30 days before the termination. VIE and its Shareholder have no right to unilaterally terminate the agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (continued)

The following financial statement balances and amounts of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as follows after the elimination of intercompany balances and transactions among VIE and VIE’s subsidiaries within the Group:

	As of December 31,
	2016	2017
	US$	US$

Cash and cash equivalents	1,923,903	4,802,420
Accounts receivable, net	1,645,237	3,295,818
Inventories	224,148	538,660
Prepaid expenses and other current assets, net	7,812,462	1,881,988
Amounts due from related parties	212,805	3,062,797
Total current assets	11,818,555	13,581,683
Property and equipment, net	1,864,660	1,715,795
Investment	720,150	768,486
Other non-current assets	151,553	161,723
Total non-current assets	2,736,363	2,646,004
TOTAL ASSETS	14,554,918	16,227,687

Short-term bank borrowings	-	7,684,859
Accounts and notes payable	2,200,292	3,980,560
Accrued expenses and other current liabilities	8,198,754	8,345,461
Advance from customers	2,282,353	1,243,739
Amounts due to related parties	1,650,168	87,385
Total current liabilities	14,331,567	21,342,004
Other non-current liabilities	1,086,342	1,386,749
Amounts due to related parties	-	5,685,971
Total non-current liabilities	1,086,342	7,072,720
TOTAL LIABILITIES	15,417,909	28,414,724

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (continued)

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Revenues	11,477,552	66,288,019	80,668,230
Net loss	(8,052,187)	(17,022,631)	(12,419,220)

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Net cash provided by/(used in) operating activities	238,302	2,657,916	(9,152,256)
Net cash used in investing activities	(44,228)	(2,578,472)	(741,079)
Net cash provided by financing activities	-	-	12,642,573

The VIE contributed an aggregate of 100%, 90.6% and 90.9% of the consolidated revenues for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIE accounted for an aggregate of 5.3% and 11.9%, respectively, of the consolidated total assets, and 60.1% and 87.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of certain cash and cash equivalents, certain prepaid expenses and other current assets and certain property and equipment. The recognized and unrecognized revenue-producing assets that are held by the VIE are primarily property and equipment and online platform.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company’ PRC subsidiary, WOFE, shall provide financial support to VIE in the form of bank loans or other forms as permitted under PRC law. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

2.	GOING CONCERN

The Group experienced a net loss of approximately $93.6 million, $25.3 million and $161.9 million for the years ended December 31, 2015, 2016 and 2017, respectively, and negative cash flows from operations of approximately $33.5 million, $5.8 million and $9.9 million for the years ended December 31, 2015, 2016 and 2017, respectively. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. However, management believes the Group has the ability to fulfill its financial obligations and will continue as a going concern because its primary shareholders, Ms. Xiaoxia Zhu (“Ms. Zhu”) and Ms. Huimin Wang (“Mr. Wang”) have agreed in writing to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due through April 30, 2019. In April 2018, Ms. Wang and Ms. Zhu provided loans to fund the Group’s daily operations with total amounts of RMB 70.0 million ($11.1 million), which are due in July 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating useful lives and impairment for property and equipment and acquired intangible assets, impairment of goodwill, valuation allowance for deferred tax assets, share-based compensation and purchase price allocation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or“$”). The functional currency of the Company's subsidiary, New Admiral, is U.S. dollars. The functional currency of the Company’s HK subsidiaries, JMU Investment and JMU Supply Chain, is Hong Kong dollars (“HK dollars”). The financial records of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net of allowance

Accounts receivable represents those receivables derived in the ordinary course of business, carried at net realizable value.

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. No allowance for doubtful accounts was recognized for each of the three years ended December 31, 2017.

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

Written-down amounts are recorded in cost of goods sold in the consolidated statements of operations. No inventory provision was recognized for each of the three years ended December 31, 2017.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	3 years
Office equipment	5 years
Vehicles	4 years
Leasehold improvement	Over the shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

An impairment loss of $nil, $nil and $19,765,615 were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The Group has determined to perform the annual impairment tests on December 31 of each year. Prior to the acquisition of JMU Group, goodwill was attributable to the group buying business which is classified as discontinued operations in the year ended December 31, 2015. The goodwill as of December 31, 2016 and 2017 was attributable solely to the JMU business on which an impairment loss of $85,934,770, $nil and $127,252,810 were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. The Group regularly evaluate the impairment of the investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized in earnings is equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Cost method accounting is also applied to investment that are not considered as “in-substance” common stock investment, and do not have readily determinable fair value.

No impairment was recognized for each of the three years ended December 31, 2017.

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

Online direct sales

The Group primarily sells rice, flavoring, oil, seafood, wine and other products relating to catering and hotel industries through online direct sales. There is a separate channel on the Group’s online platform designated for the Group’s online direct sales and the Group records revenue from online direct sales on a gross basis as the Group acts as the principal in these arrangements: it is the primary obligor in the sales arrangements, has latitude in establishing prices and has discretion in suppliers' selection. On certain transactions, the Group also retains some of general inventory risk and physical inventory loss risk.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Online platform services

The Group also provides the online platform services to connect third-party sellers and purchasers for their transactions via its online marketplace. Online platform sales are made from the online stores under the third-party sellers’ names, and the Group records the related revenue on a net basis as the Group acts as the agent in these arrangements: it is not the primary obligor, does not bear inventory risk, and does not have the ability to establish the price or discretion in supplier selection. For the years ended December 31, 2015, 2016 and 2017, revenues related to the online platform services were $nil, as the Group did not charge any service fees to the third-party sellers and purchasers.

Value-added tax

VAT is calculated at 13% on the revenue from primary agricultural products and 17% on the revenue from sales of other products. The Group reports revenue net of VAT. WFOE, VIE and VIE's subsidiaries are VAT general tax payers, which are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of revenue

Cost of revenues primarily consist of purchased cost of the products sold related to online direct sales and payroll of the operating personnel.

Advertising and promotional expenses

Advertising and promotional expenses, including advertisements through various form of media and kinds of marketing and promotional activities, are included in “Selling and marketing expense” in the consolidated statements of operations and are expensed when incurred. Advertising and marketing expenses for the years ended December 31, 2015, 2016 and 2017 are $131,486, $498,045 and $101,232, respectively.

Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the consolidated statements of operations. In 2016, the Group entered into a 15-year lease arrangement for its new headquarter in Shanghai, China, which provided a seven month rent free period. As of December 31, 2016 and 2017, the Group recognized non-current liabilities related to deferred rent holiday of $1,086,342 and $1,386,749, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Group follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Group applies the provision of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Loyalty program

In 2016, the Group launched a customer loyalty program to certain qualified customers, who can earn customer credits from purchases if their annual spending with the Group exceeds RMB10 million. In 2017, the Group announced its revised customer loyalty program to certain qualified customers for granting customer credits only if their annual spending with the Group exceeds RMB100 million. The customers can redeem the earned credits for gift merchandise. During the years ended December 31, 2016 and 2017, the Group accounts for such credits by recording a liability and corresponding selling expenses for the estimated incremental cost of outstanding credits earned that are expected to be redeemed.

During 2016, the Group negotiated settlement of earned loyalty credits with 13 of its customers in ordinary shares of the Company. As part of the settlement, the Group agreed to issue 4.42 million of its ordinary shares, and recognized $1,377,503 in paid-in capital and selling expenses based on the grant date fair value of the ordinary shares. The Group is not legally obligated or expect to continue the redemption of the credits for the ordinary shares in the future.

Share-based payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (Topic 718): Improvement to Employee Share based Payment Accounting, to account for forfeitures as they occur. The cumulative-effect adjustment to accumulated deficits was $nil as a result of the adoption of ASU 2016-09.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based payments (continued)

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Group measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments, presented net of tax.

Segment reporting

The Group follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of integrated services to suppliers and consumers in the catering and hotel industries. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Level 1-inputs are based upon quoted prices for instruments traded in active markets.

Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term bank borrowings, amounts due from/to related parties, accounts receivable, accounts payable and investment. The carrying values of cash, short-term bank borrowings, amounts due from/to related parties, accounts receivable and accounts payable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities. The Group determined that it is not practicable to estimate the fair value of its cost method investment as of December 31, 2017 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisition set out in Note 5.

Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted.

In March 2016, the FASB issued ASU No. 2016-08 (“ASU 2016-08”), Revenue from Contracts with Customers—Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10 (“ASU 2016-10”), Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing, which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12 (“ASU 2016-12”), Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients, which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date for the amendment in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as the effective date of ASU No 2014-09.

The Company is in the process of developing a plan for evaluating the impact of adoption of these guidance on its consolidated financial statement, including the selection of the adoption method, the identification of differences, if any, from the application of the standard, and the impact of such differences, if any, on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, (“ASU 2015-11”). The guidance simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Entities will continue to apply their existing impairment models to inventories that are accounted for using last-in first-out (LIFO) and the retail inventory method (RIM). The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, and the guidance must be applied prospectively after the date of adoption. The Company will adopt ASU 2015-11 in the first quarter of 2018 and the Company evaluated that there was no significant impact on its consolidated financial statements as a result of the adoption of ASU 2015-11.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented for public entities; and, annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for all other entities. Early adoption is permitted. In the second quarter of 2017, the Company early adopted ASU 2015-17 on a retrospective basis. The adoption of ASU 2015-17 resulted in a decrease of $63,286 to current deferred tax assets and a corresponding increase to noncurrent deferred tax assets on the consolidated balance sheet as of December 31, 2016.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases, (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018, and, annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020 for all other entities. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which addresses eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (“ASU 2017-04”), Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for annual and interim impairment tests performed in periods beginning after December 15, 2021. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements. Early adoption is permitted. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In February 2017, the FASB issued ASU 2017-05 (“ASU 2017-05”), Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets. ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. The update is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 with early adoption permitted. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09 (“ASU 2017-09”), Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is permitted. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

4.	CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Customers accounting for 10% or more of total revenue are:

	For the years ended December 31,
Customer	2015	2016	2017

A	28.4%	*	*
B	*	20.4%	*
C	*	*	22.6%

Customers accounting for 10% or more of accounts receivable are:

	As of December 31,
Customer	2016	2017

A	37.3%	*
B	19.0%	*
C	17.2%	12.7%
D	11.9%	*
E	*	59.4%

*	Less than 10%

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

4.	CONCENTRATION OF RISK (CONTINUED)

Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 6.1% and 6.8% in the year ended December 31, 2015 and 2016, respectively  and appreciation 5.8% in the year end December 31, 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

5.	BUSINESS ACQUISTION (CONTINUED)

The purchase price for the acquisition was allocated as follows:

	US$	Amortization Period

Net tangible assets	28,793,669
Intangible assets:
Trade name/domain name	16,228,000	10 years
Non-compete agreement	10,096,000	4.5 years
Online platform	1,364,000	5 years
Customer relationships	27,760,000	5-10 years

Total	55,448,000

Deferred tax liabilities	(13,862,000)
Goodwill	336,585,270

Total consideration	406,964,939

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth resulting from the Acquisition.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2015 of the Group as if the acquisition had occurred on January 1, 2015. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year ended December 31, 2015
US$
(unaudited)

Pro forma revenues	11,522,525
Pro forma net loss	(115,066,695)
Pro forma net loss per ordinary share-basic	(0.09)
Pro forma net loss per ordinary share-diluted	(0.09)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

6.	DISCONTINUED OPERATIONS

The disposal described in Note 1 represents a strategic shift and has a major effect on the Group’s results of operations. The Group Buying Entities were accounted as discontinued operations in the consolidated financial statements for the year ended December 31, 2015. A gain of $47,390,421 was recognized on the disposal.

The financial results of the Group Buying Entities are set out below:

For the year ended December 31, 2015
US$

Net revenues	16,832,352
Cost of revenues	(2,927,148)

Gross profit	13,905,204

Operating expenses	(50,212,995)

Loss from operations	(36,307,791)

Gain from disposal of Group Buying Entities	47,390,421
Interest income	1,904
Interest expense	-
Other expenses, net	(8,599)

Income before income tax	11,075,935
Provision for income tax	-

Income from discontinuing operations attributable to owners of the Company	11,075,935

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2016	2017
	US$	US$

Accounts receivable	1,645,237	3,295,818
Less: allowance for doubtful accounts	-	-
	1,645,237	3,295,818

As of December 31, 2016 and 2017, all accounts receivable are due from third party customers for online direct sales.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

		As of December 31,
		2016	2017
		US$	US$

Advance to suppliers		7,124,222	1,248,701
Other receivables, net	(i)	286,333	228,436
Prepaid rental expenses and other deposits		625,726	124,863
Advance to employees		215,574	118,052
Other current assets		425,775	525,736
		8,677,630	2,245,788

(i)	In circumstances where a supplier defaults, and where the Group is asserting a breach of contract and seeking monetary recovery of the remaining deposit from the supplier, the Group reclassifies the respective advance to suppliers to other receivables within “Prepaid expenses and other current assets” in the consolidated balance sheets. A provision for loss is recognized in operating expenses when the loss on such assets is determined to be probable and amount can be reasonably estimated.

The Group provided provision of $nil, $nil and $584,956 for other receivables during the year ended December 31, 2015, 2016 and 2017, respectively.

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2016	2017
	US$	US$

Leasehold improvement	1,583,641	1,533,673
Computer equipment	566,963	814,870
Office equipment	162,462	176,160
Vehicles	-	129,907
Total	2,313,066	2,654,610
Less: accumulated depreciation	(335,407)	(859,377)
Property and equipment, net	1,977,659	1,795,233

For the years ended December 31, 2015, 2016 and 2017, depreciation expense was $63,981, $259,307 and $267,458, respectively. No impairment loss was recognized for the years ended December 31, 2015, 2016 and 2017.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consist of the following:

	As of December 31,
	2016	2017
	US$	US$

Trade name/domain name	14,330,156	15,291,990
Non-compete agreements	8,915,286	9,513,676
Online platform	1,204,482	1,285,326
Customer relationship	24,514,105	26,158,110
Total	48,964,029	52,249,102
Less: Accumulated amortization	(12,689,791)	(22,219,546)
Less: Accumulated impairment	-	(19,765,615)
Acquired intangible assets, net	36,274,238	10,263,941

The movement of acquired intangible assets for the years ended December 31, 2016 and 2017 is as follows:

US$

Balance as of January 1, 2016	50,562,945
Amortization	(8,640,885)
Foreign currency translation adjustment	(5,647,822)
Balance as of December 31, 2016	36,274,238

Amortization	(8,359,386)
Foreign currency translation adjustment	2,114,704
Impairment	(19,765,615)
Balance as of December 31, 2017	10,263,941

The amortization expense of acquired intangible assets was $4,885,055, $8,640,885 and $8,359,386 for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment loss of $nil, $nil and $19,765,615 was provided by the Group for the years ended December 31, 2015, 2016 and 2017, respectively.

During the year ended December 31, 2017, the Group provided impairment loss of $4,982,765, $4,100,522 and $10,682,328 for Trade name/domain name, Non-compete agreements and Customer relationship, respectively, to write down the carrying amount to their fair value respectively (Note 18).

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

For the years ending December 31,	US$
2018	1,265,257
2019	1,265,257
2020	1,119,068
2021	1,007,485
2022	1,007,485
5,664,552

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

11.	INVESTMENT

	As of December 31,
	2016	2017
	US$	US$

Cost investment:
Investment in Cold Chain Link (Shanghai) Internet of Things Co., Ltd.	720,150	768,486
Less: accumulated impairment	-	-
	720,150	768,486

In May 2016, the VIE entered into a share purchase agreement with Cold Chain Link (Shanghai) Internet of Things Co., Ltd., which formerly known as Cold Chain Link Global (Shanghai) Logistic Co., Ltd., (“CCLG”) and CCLG’s original shareholders for acquiring its 10% equity interest with total consideration of RMB20 million ($3.0 million). The Board of Directors of CCLG shall consist of three directors, whereby the VIE may appoint one director. As the Group’s investment contains a substantive liquidation preference, the investment in CCLG is not considered in-substance common stock, and the Group has accounted for the investment as a cost method investment carried at cost.

As of December 31, 2017, the Group has paid RMB5 million ($0.7 million) and the capital commitment for this investment is RMB 15 million ($2.3 million) as of December 31, 2017 (Note 22).

No impairment loss was recognized for each of the three years ended December 31, 2017 as there were no indicators of impairment noted associated with the investment.

12.	GOODWILL

	As of December 31,
	2016	2017
	US$	US$

Gross amount	307,271,927	327,895,884
Less: Accumulated impairment	(85,934,770)	(218,955,451)
	221,337,157	108,940,433

The changes in the goodwill balance for the years ended December 31, 2016 and 2017 are as follows:

US$

Balance as of January 1, 2016	250,650,500
Foreign currency translation adjustment	(29,313,343)
Balance as of December 31, 2016	221,337,157

Foreign currency translation adjustment	14,856,086
Impairment	(127,252,810)
Balance as of December 31, 2017	108,940,433

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

12.	GOODWILL (CONTINUED)

The Group has one reporting unit and applies discounted cash flows for its impairment test as of December 31 of each year. The Group recorded an impairment loss of $85,934,770, $nil and $127,252,810 for the years ended December 31, 2015, 2016 and 2017, respectively.

13.	SHORT-TERM BANK BORROWINGS

In July 2017, the VIE, entered into a banking facility arrangement with Bank of Dalian Shanghai Branch, pursuant to which the VIE is entitled to borrow RMB denominated loan of RMB50 million ($7.6 million, equivalently), for a one-year period from July 25, 2017 to July 24, 2018.

The facility agreement was guaranteed by the Company’s shareholders, Ms. Zhu and Ms. Wang and Ms. Wang also provided her own property as collateral (Note 21).

On August 10, 2017 and August 16, 2017, the Group drew down RMB27 million ($4.1 million) and RMB23 million ($3.5 million), respectively, with fixed interest rate of 5.66% per annum.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2016	2017

Payables to third-party sellers	(i)	899,950	2,991,928
Accrued payroll and welfare		1,910,519	2,839,109
Provision for loyalty program		2,752,151	1,549,962
Payables for professional fees		1,261,405	784,464
Other tax payable		238,377	352,629
Accrued marketing expenses		1,555,524	329,002
Uncertain tax positions		146,368	258,532
Payables for rental fee		164,234	37,733
Others		104,730	148,901
		9,033,258	9,292,260

(i)	In connection with the online platform services, payable to third-party sellers represented the total amounts received from third-party purchasers on behalf of third-party sellers through the Group’s online platform in a period less than one week without any charges.

15.	INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

15.	INCOME TAXES (CONTINUED)

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2017 on the basis that the Group’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC is 25%.

No taxable income was generated for both domestic and foreign entities of the Group during each of the three years ended December 31, 2017.

Credit for income tax consist of the following:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$
Income tax benefits:
Current income tax expenses	-	(200,040)	(292,436)
Deferred income tax benefits	1,249,696	2,433,497	7,149,616
Total	1,249,696	2,233,457	6,857,180

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2016	2017
	US$	US$
Deferred tax assets
Accruals	1,879,890	2,011,300
Net operating loss carry forwards	5,797,149	8,741,138
Valuation allowance	(7,457,437)	(10,595,656)
Total deferred tax assets	219,602	156,782

Deferred tax liabilities
Acquired intangible assets	9,068,560	2,565,985
Total deferred tax liabilities	9,068,560	2,565,985

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

15.	INCOME TAXES (CONTINUED)

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

The Group incurred net operating losses carry forwards of $8,064,039, $8,744,032 and $10,196,547 from the Group’s PRC entities for the years ended December 31, 2015, 2016 and 2017, respectively, which would expire on various dates through 2020 to 2022. The Group operates its business through its subsidiaries, its VIE and its subsidiaries. The Group does not file consolidated tax returns, therefore, losses from individual subsidiary, the VIE or the VIE’s subsidiaries may not be used to offset other PRC entities’ earnings within the Group. Valuation allowance is considered on each individual subsidiary, VIE and VIE’s subsidiary basis.

As of December 31, 2016 and 2017, valuation allowance was $7,457,437 and $10,595,656, respectively, which was provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the income taxes benefits computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

	For the year ended December 31,
	2015	2016	2017
	US$	US$	US$

Net loss before provision for income taxes	(105,895,819)	(27,526,602)	(168,756,159)
Statutory tax rates in the PRC	25%	25%	25%
Income tax at statutory tax rate	(26,473,955)	(6,881,651)	(42,189,040)
Expenses not deductible for tax purposes:
Goodwill impairment loss	21,483,693	-	31,813,203
Entertainment expenses exceeded tax limit	7,687	21,533	11,783
Other expenses exceeded tax limit	226,428	-	-
Effect of income tax rate difference in other jurisdiction	1,551,150	633,997	102,670
Changes in unrecognized tax benefits	-	200,040	292,436
Changes in valuation allowance	1,955,301	3,792,624	3,111,768
Income tax benefits	(1,249,696)	(2,233,457)	(6,857,180)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

15.	INCOME TAXES (CONTINUED)

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

There were no aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2016 and 2017.

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

As of December 31, 2016 and 2017, the Group recorded an unrecognized tax benefit of $271,019 and $563,455, respectively, of which $124,651 and $304,923, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forward on the consolidated balance sheets (Note 14). The unrecognized tax benefits is mainly related from under reported income. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

15.	INCOME TAXES (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2016	2017
	US$	US$
Balance at beginning of the year	70,979	271,019
Addition based on tax positions related to the current year	200,040	292,436
Balance at end of the year	271,019	563,455

During the years ended December 31, 2015, 2016 and 2017, the Group recorded interest accrued in relation to the unrecognized tax benefit in income tax expense of $nil, $nil and $26,785, respectively.

Since the incorporation, the relevant tax authorities of the Group’s subsidiary, VIE and VIE’s subsidiaries located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2017 of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2017, at the tax authority’s discretion.

16.	ORDINARY SHARES

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

Upon the completion of the IPO, all of the Company's then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu ("Mr. Xu"), one of the Company's shareholder, amounting to $69.4 million was converted into 124,835,802 ordinary shares.

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

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former-employees upon the exercise of their vested share options and the registration of their vested RSUs.

As of December 31, 2016 and 2017, 22,770,288 and 37,462,294 ordinary shares, respectively, out of these 38,363,112 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2016 and 2017, 15,592,824 and 900,818 common shares, respectively, remained for future issuance.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

18.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2016 and 2017.

Measured at fair value on a non-recurring basis

The Group measures the acquired assets and liabilities at fair value on a nonrecurring basis as result of the business acquisition as set forth in Note 5. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the future cash flow and the discount rate.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

18.	FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2017, no such assets and liabilities as of December 31, 2016:

		Fair value measurement at December 31, 2017 Using
		Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
		US$	US$	US$	US$	US$
Description
Assets:
Long-lived assets	(i)	12,059,174			12,059,174	19,765,615
Goodwill	(ii)	108,940,433			108,940,433	127,252,810

(i)	Long-lived assets represent the Group’s property and equipment (Note 9), and acquired intangible assets (Note 10). The Group determined that these long-lived assets were one asset group and subject to be tested for impairment. The Group measures long-lived assets at fair value on a non-recurring basis when the carrying amount of the asset group exceeds its recoverable amount based on future projection which is consistent with its remained useful lives of the primary assets. The fair value was determined using models with significant unobservable input (Level 3 inputs) and the cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. Impairment loss of $nil, $nil and $19,765,615 were recognized during the years ended December 31, 2015, 2016 and 2017, respectively, and included in “Impairment loss” in the Consolidated Statements of Operations.

(ii)	The Group measures goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primarily included management projections on the discounted future cash flow analysis including the discount rate using the weighted average cost of capital of 17.5% and 18% as of December 31, 2016 and 2017, respectively, and expected revenue growth rates. Goodwill impairment loss of $85,934,770, $nil, and $127,252,810 were recognized for the years ended December 31, 2015, 2016 and 2017, respectively, and included in “Impairment loss” in the Consolidated Statements of Operations.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

19.	SHARE BASED COMPENSATION

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

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that the all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017, which was subsequently extended by another 1 year approved by the Company on June 20, 2017.

On July 1, 2016, under the 2011 Plan, the Board of Directors approved to grant 32,028,700 share options with exercise price of $0.20 per share to its employees and managements. 40%, 30% and 30% of the share subject to the options shall vest on the second, third and fourth anniversary of the vesting commencement date, respectively, provided that the optionee continues to be a service provider to the Group.

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2017. The Group recognizes share-based compensation cost on the RSUs over the 12 months from the grant date.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

19.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under 2011 Plan for the year ended December 31, 2017:

	Outstanding RSUs
	Number of RSUs	Weighted average grant date fair value (US$)
Unvested as of January 1, 2017	10,430,000	0.133

Granted	-	-
Forfeited	(1,650,000)	0.133
Unvested as of December 31, 2017	8,780,000	0.133
Expect to vest as of December 31, 2017	8,780,000	0.133

(b)	Options Granted to Employees

The following table summarizes the Company’s employee share options under 2011 Plan for the year ended December 31, 2017:

Options	Number of Share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate Intrinsic value
		US$	US$	(Years)	US$
Outstanding as of January 1, 2017	61,038,032	0.15	0.18	5.62	3,844,310

Granted	-	-	-	-	-
Forfeited and expired	(7,277,510)	0.20	0.10	-	-
Exercised	(1,042,002)	0.01	0.08	-	-
Outstanding as of December 31, 2017	52,718,520	0.14	0.20	4.38	793,918
Vested and expect to vest as of December 31, 2017	52,718,520	0.14	0.20	4.38	793,918
Exercisable as of December 31, 2017	27,725,820	0.09	0.28	0.67	793,918

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

19.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (Continued)

Share-based compensation of $nil, $1,097,543 and $1,067,786 were charged to operating expenses of continuing operations for the years ended December 31, 2015, 2016 and 2017 under 2011 Plan, respectively.

Share-based compensation of $7,176,600, $nil and $nil were charged to operating expenses of discontinued operations for the years ended December 31, 2015, 2016 and 2017, respectively.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable (“Accelerated Awards”) as of September 1, 2015. This was accounted for as a modification. The share-based compensation of $7,503,976 from this modification was one-time charge to operating expenses of discontinued operations for the year ended December 31, 2015. As all batches of options and RSUs outstanding as of September 1, 2015 were immediately vested on that date, the actual forfeiture rates were trued up, which resulted a reversal of $327,376 share-based compensation in discontinued operations for the year ended December 31, 2015.

On June 20, 2017, the Company approved to extend the excisable date of these Accelerated Awards by another 1 year to September 1, 2018, which was accounted for as a modification. The share-based compensation of $32,491 from this modification was a one-time charge to operating expenses of continuing operations for the year ended December 31, 2017.

The aggregated intrinsic value of stock options outstanding and exercisable as of December 31, 2016 and 2017 was calculated based on the closing price of the Company’s ordinary shares, $3.76 per ADS (equivalent to $0.21 per ordinary share) and $1.02 per ADS ($0.06 per ordinary share) at December 31, 2016 and 2017, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2015, 2016 and 2017 was $1,547,655, $618,971 and $52,536, respectively.

As of December 31, 2017, the unrecognized share-based compensation related to RSUs issued to employees was $nil; the unrecognized share-based compensation related to share options were $2,169,647 and expected to be recognized following the straight-line method over the remaining weighted-average period of 2.5 years as of December 31, 2017.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

19.	SHARE BASED COMPENSATION (CONTINUED)

The fair value of the options granted/modified was estimated on the date of grant/modification with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

	September 1,	July 1,	June 20,
	2015	2016	2017

Expected volatility (1)	60.3% - 65.1%	54.8%	41.0%
Risk-free interest rate (2)	0.47% - 0.88%	1.46%	1.25%
Expected dividend yield (3)	nil	nil	nil
Exercise price (4)	$0.01 -$0.20	$0.20	$0.01 -$0.20
Fair value of the underlying ordinary shares (5)	$0.38	$0.20	$0.12

(1)	Volatility

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

20.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2015	2016	2017
Numerator:
Net loss attributable to the Company	(93,570,188)	(25,293,145)	(161,898,979)
-Continuing operations	(104,646,123)	(25,293,145)	(161,898,979)
-Discontinued operations	11,075,935	-	-
Accretion for Series A-1 Preferred Shares	(442,409)	-	-
Accretion for Series A-2 Preferred Shares	(1,202,748)	-	-
Accretion for Series B Preferred Shares	(720,194)	-	-
Net loss attributable to ordinary shareholders for computing basic net loss per ordinary shares	(95,935,539)	(25,293,145)	(161,898,979)
-Continuing operations	(104,646,123)	(25,293,145)	(161,898,979)
-Discontinued operations	8,710,584	-	-
Accretion for Series A-1 Preferred Shares	442,409	-	-
Net income attributable to Series A-1 P referred Shareholders for computing basic net income per Series A-1 Preferred Shares	442,409	-	-
Accretion for Series A-2 Preferred Shares	1,202,748	-	-
Net income attributable to Series A-2 P referred Shareholders for computing basic net income per Series A-2 Preferred Shares	1,202,748	-	-
Accretion for Series B Preferred Shares	720,194	-	-
Net income attributable to Series B P referred Shareholders for computing basic net income per Series B Preferred Shares	720,194	-	-
Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary shares	1,001,754,524	1,474,087,060	1,476,144,194
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary shares	1,001,754,524	1,474,087,060	1,476,144,194
Weighted average shares outstanding used in computing basic net income per Series A-1 Preferred Shares	3,242,986	-	-
Weighted average shares outstanding used in computing basic net income per Series A-2 Preferred Shares	32,429,858	-	-
Weighted average shares outstanding used in computing basic net income per Series B Preferred Shares	8,107,465	-	-

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

20.	NET LOSS PER SHARE (CONTINUED)

	For the years ended December 31,
	2015	2016	2017
Net loss per ordinary share
Basic	(0.09)	(0.02)	(0.11)
Diluted	(0.09)	(0.02)	(0.11)
Net loss per ordinary share from continuing operations
Basic	(0.10)	(0.02)	(0.11)
Diluted	(0.10)	(0.02)	(0.11)
Net income per share from discontinued operations
Basic	0.01	-	-
Diluted	0.01	-	-
Net income per Series A-1 Preferred Share-Basic	0.14	-	-
Net income per Series A-2 Preferred Share-Basic	0.04	-	-
Net income per Series B Preferred Share-Basic	0.09	-	-

Weighted average shares used in calculating net loss per ordinary share
Basic
Continuing operations	1,001,754,524	1,474,087,060	1,476,144,194
Discontinued operations	1,001,754,524	-	-
Diluted
Continuing operations	1,001,754,524	1,474,087,060	1,476,144,194
Discontinued operations	1,043,473,265	-	-
Weighted average shares used in calculating net loss per
Series A-1 preferred shares	3,242,986	-	-
Series A-2 preferred shares	32,429,858	-	-
Series B preferred shares	8,107,465	-	-

Series A-1, Series A-2 and Series B Preferred Shares were excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2015 because their effects were anti-dilutive.

For the years ended December 31, 2015, 2016 and 2017, 18,224,699, nil and nil ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the discontinued operations of the Group, respectively.

For the years ended December 31, 2015, 2016 and 2017, 59,943,440, 35,190,467 and 22,195,156 ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the continuing operations of the Group, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

21.	RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Ms. Zhu	Shareholder
Ms. Wang	Shareholder
Chung So Si Fong Dessert Limited	Controlled by Ms. Zhu
Cong Shao (Macao) Star Dessert Co., Ltd.	Controlled by Ms. Zhu
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	Controlled by Ms. Zhu
Ningbo Jiangbei Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Yinzhou Sunward Logistics Co., Ltd.	Controlled by Ms. Zhu
Shanghai Congshao Dessert Co., Ltd.	Controlled by Ms. Zhu
Shanghai Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongxiao Brand Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongyou Information Technology Co., Ltd.	Controlled by Ms. Zhu
Shenzhen Bangrun Commercial factoring Co., Ltd.	Controlled by Ms. Zhu
Shenzhen Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Tianjin Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Wuhan Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Zhejiang Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai MIN Hongshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai MIN Zunshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	Controlled by Ms. Wang
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	Controlled by Ms. Wang
WM Ming Hotel	Controlled by Ms. Wang
Xiao Nan Guo (Group) Co., Ltd.	Controlled by Ms. Wang
Xiao Nan Guo Holdings Limited	Controlled by Ms. Wang
CCLG	A company under the significant influence of the Company

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

21.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	As of December 31, 2016 and 2017, the following balances were due from/ to the related parties:

Current assets	As of December 31,
Amount due from related parties	2016	2017
	US$	US$

Zhejiang Sunward Fishery Restaurant Co., Ltd.	-	1,589,780	(i)
Shanghai Congshao Dessert Co., Ltd.	-	373,704	(i)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	-	261,399	(i)
Shanghai Congshao Restaurant Management Co., Ltd.	71,031	154,276	(i)
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	-	136,392	(i)
Shenzhen Bangrun Commercial factoring Co., Ltd.	-	117,615	(i)
Shanghai Zhongxiao Brand Management Co., Ltd.	-	113,018	(i)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	54,953	110,753	(i)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	14,437	59,610	(i)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	22,129	32,823	(i)
Shanghai Zhongyou Information Technology Co., Ltd.	-	32,309	(i)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	12,018	32,266	(i)
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	6,235	24,974	(i)
CCLG	608	17,467	(i)
Tianjin Congshao Restaurant Management Co., Ltd.	-	3,036	(i)
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	-	1,648	(i)
Shenzhen Congshao Restaurant Management Co., Ltd.	-	1,517	(i)
Wuhan Congshao Restaurant Management Co., Ltd.	-	210	(i)
Shanghai MIN Hongshi Trading Co., Ltd.	23,797	-	(i)
WM Ming Hotel	6,613	-	(i)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	984	-	(i)
Total	212,805	3,062,797

(i)	The amounts represent the receivables due from related parties relating to the online direct sales and online platform services.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

21.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Current liabilities	As of December 31,
Amount due to related parties	2016	2017
	US$	US$

Ms. Zhu	-	385,123	(iii)
WM Ming Hotel	3,306	89,938	(ii)
Chung So Si Fong Dessert Limited	23,332	84,054	(ii)
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	-	38,424	(ii)
Shanghai MIN Zunshi Trading Co., Ltd.	-	3,483	(ii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	-	1,649	(ii)
Cong Shao (Macao) Star Dessert Co., Ltd.	-	1,212	(ii)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	905,260	-	(ii)
Shanghai Congshao Dessert Co., Ltd.	361,356	-	(ii)
Tianjin Congshao Restaurant Management Co., Ltd.	134,703	-	(ii)
Shenzhen Congshao Restaurant Management Co., Ltd.	92,369	-	(ii)
Shanghai Congshao Restaurant Management Co., Ltd.	69,935	-	(ii)
Wuhan Congshao Restaurant Management Co., Ltd.	91,845	-	(ii)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	11,271	-	(ii)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	8,426	-	(ii)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	7,811	-	(ii)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	1,414	-	(ii)
Total	1,711,028	603,883

(ii)	The amounts represent the payables due to related parties relating to online direct sales and online platform services.

(iii)	The amount represent the payable due to related parties relating to the daily operations.

Non-current liabilities	As of December 31,
Amount due to related parties	2016	2017
	US$	US$

Ms. Zhu	-	5,685,971	(iv)
Total	-	5,685,971

(iv)	The amount represents the balance due to related parties relating to the loan borrowed from Ms. Zhu, with interest rate of 6.0% per annum and maturity date on July 1, 2019.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

21.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Details of related party transactions occurred during the years ended December 31, 2015, 2016 and 2017 were as follows:

Revenue from	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	393,147	2,296,225	8,571,389	(v)
Xiao Nan Guo Holdings Limited	-	6,056,439	6,108,606	(v)
Chung So Si Fong Dessert Limited	-	388,618	1,391,080	(v)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	-	460,132	471,129	(v)
Shanghai Congshao Dessert Co., Ltd.	-	172,521	357,017	(v)
Shanghai Congshao Restaurant Management Co., Ltd.	-	160,701	189,617	(v)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	32,726	26,149	118,413	(v)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	38,179	82,155	60,536	(v)
Cong Shao (Macao) Star Dessert Co., Ltd.	-	-	58,159	(v)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	-	296,727	51,484	(v)
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	-	21,631	45,468	(v)
Tianjin Congshao Restaurant Management Co., Ltd.	-	676	28,345	(v)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	17,573	15,692	15,063	(v)
WM Ming Hotel	1,573	37,631	11,737	(v)
Shenzhen Congshao Restaurant Management Co., Ltd.	-	865	5,135	(v)
Ningbo Jiangbei Sunward Fishery Restaurant Co., Ltd.	-	-	1,428	(v)
Wuhan Congshao Restaurant Management Co., Ltd.	-	-	620	(v)
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	-	5,392	-	(v)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	58,560	56,722	-	(v)
Total	541,758	10,078,276	17,485,226

(v)	The amounts represent the revenue generated from the Group’s online direct sales.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

21.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Rental expense to	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Xiao Nan Guo (Group) Co., Ltd.	335,249	218,212	-	(vi)
Total	335,249	218,212	-

(vi)	The amount represents the rental expense paid for the Group’s office.

Services fee charged by	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

CCLG	-	169,741	164,215	(vii)
Total	-	169,741	164,215

(vii)	The amount represents the logistics fee charged by the related party for the Group’s online direct sales.

Loan borrowed from	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Ms. Zhu	-	-	5,685,971	(viii)
Xiao Nan Guo (Group) Co., Ltd.	-	6,024,096	-	(ix)
Total	-	6,024,096	5,685,971

(viii)	The amount represents the interest-bearing loan borrowed from Ms. Zhu with interest rate of 6.0% per annum and maturity date on July 1, 2019.

(ix)	The amount represent the interest-free loan borrowed by the Group from related party, which has been repaid by the Group in 2016.

(c)	In July 2017, the VIE, entered into a banking facility agreement with Bank of Dalian Shanghai Branch, pursuant to which the VIE is entitled to borrow RMB denominated loan of RMB50 million ($7.6 million). The Company’s shareholders, Ms. Zhu and Ms. Wang provided guarantee for the VIE’s facility and Ms. Wang also provided her own property as collateral. (Note 13)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

22.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Group’s capital commitments primarily relate to commitments in connection with the investment in CCLG. Total capital commitments contracted but not yet reflected in the financial statements amounted to $2.2 million and $2.3 million as of December 31, 2016 and 2017, respectively.

Operating lease commitments

The Group leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were $985,214, $2,243,907 and $1,223,390, respectively.

The future aggregate minimum lease payments under non-cancelable operating lease agreements were as follows:

Years ending December 31,	US$
2018	1,622,226
2019	1,441,236
2020	1,492,308
2021	1,566,186
2022	1,645,521
Thereafter	14,329,743
Total	22,097,220

23.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $902,418, $1,297,485 and $1,656,561 for the years ended December 31, 2015, 2016 and 2017, respectively, reported as a component of operating expenses when incurred.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiary, VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2016 and 2017, none of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries were all $nil for the years ended December 31, 2015, 2016 and 2017.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $28,213,892 and $28,213,892 as of December 31, 2016 and 2017, respectively, including $1,614,140 and $1,614,140 of net restricted assets recorded under VIE and VIE’s subsidiaries in the Group.

