Form 20-F
period 2018-12-31
JMU Ltd
filed 2019-06-28
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

2/F, No. 608, Macau Road,
Putuo District, Shanghai 200060
People’s Republic of China
(Address of principal executive offices)

Frank Zhigang Zhao
Chief Financial Officer
JMU Limited
2/F, No. 608, Macau Road,
Putuo District, Shanghai 200060
People’s Republic of China
Phone: +86 21 6015 1166
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 180 ordinary shares, par value US$0.00001 per share	JMU	The Nasdaq Global Market

Ordinary Shares, par value US$0.00001 per share		The Nasdaq Global Market*

* Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depository shares, each representing 180 ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,476,208,670 Ordinary Shares (excluding ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share awards) as December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

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

☐ Yes    ☐ No

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“we,” “us,” “our company,” or “our” refers to JMU Limited, which was formerly known as Wowo Limited, its subsidiaries and its consolidated affiliated entities;

•	“ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•	“ADS” refers to our American depositary shares, each of which represents 180 ordinary shares;

•	“Our VIEs” refers to (i) Shanghai Zhongmin Supply Chain Management Co. Ltd., and (ii) Beijing Lianji Technology Co., Ltd., which, together with Shanghai Zhongmin Supply Chain Management Co., Ltd. and its subsidiaries, are consolidated by us as variable interest entities;

•	“Our WFOEs” refers to (i) Shanghai Zhongming Supply Chain Management Co. Ltd. and (ii) Beijing Lianji Future Technology Co., Ltd., our subsidiaries in China that are wholly foreign-owned enterprises and have entered into contractual arrangements that give them effective control over Our VIEs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

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

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, and selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our consolidated financial statements not included in this annual report, the first year of which have been restated due to the divestment of the discontinued operations in the year of 2015. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	For the Year Ended December 31,
	2014(1)	2015	2016	2017	2018
	(in US$ thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenues
Related parties	—	542	10,078	17,485	10,873
Third parties	—	10,935	63,123	71,251	25,582
Cost of revenues	—	(13,220)	(72,857)	(88,187)	(35,579)
Gross (loss)/profit	—	(1,743)	344	549	876
Operating expenses:
Selling and Marketing	—	(5,360)	(20,405)	(15,207)	(5,792)
General and administrative	(4,323)	(12,911)	(7,531)	(6,697)	(4,303)
Impairment loss	—	(85,935)	—	(147,018)	(115,179)
Total operating expenses	(4,323)	(104,206)	(27,936)	(168,922)	(125,274)
Loss from operations	(4,323)	(105,949)	(27,592)	(168,373)	(124,398)
Interest income/(expense), net	—	7	26	(411)	(907)
Other income/(expense), net	—	46	39	28	(33)
Loss before provision for income taxes	(4,323)	(105,896)	(27,527)	(168,756)	(125,338)
Income tax benefits	—	1,250	2,234	6,857	2,098
Net loss	(43,869)	(93,570)	(25,293)	(161,899)	(123,240)
Net loss attributable to holders of ordinary shares of JMU Limited	(84,670)	(95,935)	(25,293)	(161,899)	(123,240)
Net loss per share:
Basic	(0.28)	(0.09)	(0.02)	(0.11)	(0.08)
Diluted	(0.28)	(0.09)	(0.02)	(0.11)	(0.08)
Weighted average shares used in calculating net loss per ordinary share
Basic			1,474,087,060	1,476,144,194	1,476,801,177
Diluted			1,474,087,060	1,476,144,194	1,476,801,177

(1) Due to the divestment of our group buying business in 2015, the results of operations from the group buying business is reclassified as discontinued operations and the consolidated statements of operations for the year ended December 31, 2014 have been restated to reflect such reclassification.

	As of December 31,
	2014	2015	2016	2017	2018
	(in US$ thousands)
Selected consolidated balance sheet data:
Total current assets	10,306	41,083	13,428	14,055	4,619
Total assets	20,343	342,774	274,045	136,142	5,025
Total current liabilities	67,500	24,950	15,227	22,806	20,289
Total liabilities	129,466	38,093	25,648	32,592	27,211
Total shareholders’ equity/(deficit)	(233,776)	304,681	248,397	103,550	(22,186)
Total liabilities and shareholders’ equity	20,343	342,774	274,045	136,142	5,025

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

We have invested substantial amounts of cash into research and development and business development to take the market share and develop our business at a fast pace. Our current food-industry B2B service business has incurred net loss in the amount of US$415.1 million since we acquired it in June 2015, primarily due to goodwill impairment of US$319.0 million and impairment of US$28.4 million provided for long-lived assets, and because we have not been charging service fees or margins for a majority of all transactions on our platform as part of our strategy to achieve scale of business. We have incurred net losses and experienced negative cash flow from operating activities since our inception. In addition, we had net current liabilities as of December 31, 2018. As we continue to expand and develop, we expect to continue to incur losses in the near future.

We expect to continue to spend additional amounts in operating expenses in line with our projected growth. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the underwriters’ exercise of the over-allotment option, after deducting underwriting discounts and commissions and offering expenses payable by us. Additionally, we received US$15.0 million in a private placement transaction with Mr. Maodong Xu in September 2015. In May 2017, we received a loan of RMB35.0 million (US$5.4 million) from one of our principal shareholders. In April 2018, we received additional loans of RMB70.0 million (US$11.1 million) from Ms. Xiaoxia Zhu and Ms. Huimin Wang. We believe that our current cash and cash equivalents and anticipated cash flow from operations, together with commitments by Ms. Xiaoxia Zhu to provide the necessary financial support, will be sufficient to meet our anticipated cash needs until June 28, 2020 and as long as Ms. Xiaoxia Zhu remains director and chief executive officer of our company. However, we may require additional cash due to changing business conditions or other future developments, including any investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue a certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

We may need to recognize significant impairment losses in connection with past and future acquisitions, which may have a material and adverse effect on our financial results.

We acquired Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015 to establish our food-industry B2B services. We may acquire other companies that are complementary to our business in the future. We record goodwill if the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liabilities assumed, and we also obtained long-lived intangible assets in some acquisitions. We are required to test goodwill and long-lived assets for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350 was nil, “Intangibles – Goodwill and Other” and ASC 360-10, “Impairment and Disposal of Long-Lived Assets.” The carrying amount of goodwill was nil as of December 31, 2018 after the annual impairment test, and the impairment losses of nil, US$127.3 million and US$105.8 million were recognized during the years ended December 31, 2016, 2017 and 2018, respectively. We have also provided impairment of US$19.8 million and US$8.6 million for long-lived assets other than goodwill during the year ended December 31, 2017 and 2018. If the carrying amount of goodwill or long-lived assets in connection with past or future acquisitions is determined to be further impaired, we will be required to recognize additional impairment losses and our financial results will be adversely and materially affected.

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

We rely completely on third-party couriers to deliver products, particularly a logistic company which delivered 90% of our online direct sale orders in 2018. Although we have implemented quality control policies for selecting third-party couriers and for monitoring services rendered by them, we cannot assure you that third-party couriers can meet our requirement at all times. If products purchased by customers at our platform are not delivered on time or are delivered in a damaged state, customers may refuse to accept products and have less confidence in our services. See “—We rely on service from couriers to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders for them. If these third-party service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.” Furthermore, employees of contracted third-party couriers interact with our customers personally. We maintain cooperation arrangements with a number of third-party couriers to deliver products to our customers and we need to effectively manage these third-party service providers to ensure the quality of customer services. We have in the past received customer complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our customers may negatively impact the purchase experience of our customers, damage our reputation and cause us to lose customers.

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

Our quality control might not always be sufficient to ensure the goods and services offered to the customers, which could affect our profits and brand.

We create, promote and help operate online storefronts in our JMU Mall in collaboration with our suppliers in our direct sales business. Once customers purchase goods through our website, we rely on our suppliers to provide goods to customers. Any customer dissatisfaction resulting from poor quality of goods provided by our suppliers could have an adverse effect on our reputation or revenue. Our business depends on our ability to ensure that high-quality goods are provided to customers on a consistent basis. This has placed, and will continue to place, substantial demands on our operational, technological and other resources.

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

Although our inventory was relatively small as of December 31, 2018, our business model may require us to increase our inventory as our business expands and we will need to manage our inventory effectively. We depend on our understanding of the food service industry as well as demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles, pricing, product defects, changes in customer spending patterns, and other factors, and our customers may not order products in the quantities that we expect. Customers are extremely strict about the expiration date of food products, and poor inventory management might lead to products expiring and becoming unacceptable in the market. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of the date of this annual report, we had 2,108,869,528 ordinary shares outstanding (excluding 759,600 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards), of which 569,783,423 ordinary shares or approximately 38.6% were held by previous shareholders of JMU HK before our acquisition of JMU HK in 2015. Pursuant to a Registration Rights Agreement we entered into with these former JMU HK shareholders on June 8, 2015, we agreed to provide them with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We had 17 suppliers for our online direct sales business as of December 31, 2018. Our suppliers include food producers, manufacturers, distributors and resellers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into framework agreements with suppliers, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires, and we cannot assure you that our current suppliers will honor such framework agreements within the terms of such agreements. Any breach of such framework agreements by our suppliers may lead to the monetary damages as we may not be able to fully recover our deposits and adversely impact our operation. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to attract suppliers or third-party sellers that can provide merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred a great amount of expenses on a variety of different marketing and brand promotion efforts, and recommendation for trial use of our new products, designed to enhance our brand recognition and increase sales of our products. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred US$5.8 million of selling and marketing expenses in 2018. Marketing of food products online to food service customers is evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We rely on service from couriers to deliver our orders, and our third-party sellers use couriers to deliver a significant number of orders for them. If these third-party service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We rely completely on third-party couriers to deliver products, particularly a logistic company which delivered 90% of our online direct sale orders in 2018. We maintain cooperation arrangements with a number of third-party couriers to deliver our products to our customers and sometimes suppliers in our direct sales operation deliver products to our customers themselves. Third-party sellers on our marketplace also use their own logistics network or other third-party couriers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of products offered at our platform to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party delivery service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If products offered at our platform are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Our online marketplace is subject to risks associated with third-party sellers.

As of December 31, 2018 there were approximately 3,779 third-party sellers on our online marketplace. We do not exercise control over the storage and delivery of products sold by third-party sellers on our online marketplace. Our third-party sellers use their own or third-party storage facilities and delivery systems to store and deliver their products, which makes it more difficult for us to ensure that our customers get high quality service for all products sold on our website. If any third-party seller fails to effectively control the quality of the products that it sell on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells low quality products on our website, the reputation of our online marketplace and our JMU brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. Moreover, despite our efforts to prevent it, some products sold on our online marketplace may compete with the products we sell directly, which may cannibalize our online direct sales. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our online marketplace to be successful, we must continue to identify and attract third-party sellers, and we may not be successful in this regard.

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

We rely on third-party online payment processors to provide payment processing services, and any disruption to the provision of these services to us could adversely affect our business and results of operations.

We rely on third-party online payment processors to provide payment processing services, including the processing of credit card and debit card transactions. Customers can make purchases through all major online payment systems in China, including Alipay and the online banking systems of most commercial banks in China. Each online payment system provides payment processing services to us and we pay service fees pursuant to our agreements with the payment system operators. Typically the term of each of these agreements is one year, and would be automatically renewed for a term of one year unless otherwise requested by the payment system operator or us in writing at least one month prior to the expiration date. Our business could be disrupted if any of these online payment system operators becomes unwilling or unable to provide payment processing services to us, and we could incur additional cost as we seek alternative payment processing service providers. Moreover, the third-party online payment processors could fail to obtain, maintain or renew their required qualifications, which could result in a disruption in their services to us.

For all the online payment transactions, secured transmission of confidential information, such as customers’ bank account numbers, personal information and billing addresses, over public networks is essential to maintain customers’ confidence in us. Our current security measures and those of the third-parties online payment processors might not be adequate. We must be prepared to increase and enhance our security measures and efforts so that suppliers, third-party sellers and customers have confidence in the reliability of the online payment systems that we use, which will impose additional costs and expenses and might still not guarantee complete security. In addition, we do not have control over the security measures implemented by our third-party payment processors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the online payment systems that we use.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Ms. Xiaoxia Zhu, our chairperson and chief executive officer, and our other executive officers. The majority of our senior management joined us in 2015. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We depend on regulatory approvals and licenses to operate in our existing markets and to gain access to new markets.

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

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Certain audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

One of our independent registered public accounting firms that issues certain audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and firms registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our previous independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our previous independent registered public accounting firm, Erns & Young Hua Ming LLP, or Ernst Young, which provided audit services for the years ended December 31, 2016 and 2017, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Additional remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of additional proceedings against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

If our previous independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements for the years ended December 31, 2016 and 2017, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of internet content distribution services. Foreign investors are limited to services sections opened up in China's WTO commitments and are not allowed to own more than 50% of the equity interests in any entity conducting internet content distribution business or other value-added telecom businesses, except e-commerce business, for which there is no upper limit to the shareholding percentage for foreign investors. Additionally, any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2017, as amended, and other applicable laws and regulations. We conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Shanghai Zhongming, and our consolidated affiliated entity in China, Shanghai Zhongmin Supply Chain Management Co., Ltd., and Beijing Lianji Technology Co., Ltd., or Our VIEs, and their respective shareholders. Our contractual arrangements with Our VIEs and their respective shareholders enable us to exercise effective control over it and hence treat it as our consolidated affiliated entity and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

In the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Shanghai), our current ownership structure, the ownership structure of Our WFOEs and Our VIEs, and the contractual arrangements between Our WFOEs, Our VIEs, and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that might be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, restrict or prohibit us to finance our business and operations in China, shut down our servers or block our website, require us to restructure our operations, impose additional conditions or requirements with which we might not be able to comply, levy fines, confiscate our income or the income of our PRC subsidiary or affiliated PRC entities, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business.

Substantial uncertainties exist with respect to the PRC Foreign Investment Law (Draft) and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Standing Committee of the National People’s Congress adopted the PRC Foreign Investment Law of PRC (Draft), or the Draft, in March 2019, aiming to, upon its enactment in January 2020, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Draft embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft expands the definition of foreign investment and introduces the principle for determining whether a company is considered a foreign-invested enterprise, or an FIE. The Draft specifically provides that an FIE refers to an enterprise all or part of whose capital is invested by foreign investor(s) and duly registered and established within China in accordance with Chinese law. “Foreign investment” in the Draft refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country, or the Foreign Investor, within China, with the investment activities including the following situations: (i) a Foreign Investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a Foreign Investor acquires stock shares, equity shares, interests in assets, or other similar rights to and interests in an enterprise within China; (iii) a Foreign Investor, individually or collectively with other investors, invests in a new project within China; and (iv) foreign investments in other forms as provided by law, administrative regulations, or by the State Council.

Once an entity is determined to be an FIE, it shall be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” which was separately issued by the National Development and Reform Commission and the Ministry of Commerce. If the underlying business of the FIE falls within the negative list, the relevant market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would be required for establishment of the FIE.

The provision of value-added telecommunication services, which we conduct through Our VIEs, is currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce, as amended in June 2017 and subsequently partially amended by Special Administrative Measures (Negative List) for Foreign Investment Access in June 2018.

Considering the possibility that any future law, administrative regulations or provisions of the State Council may put foreign companies with PRC VIEs under the supervision of the Draft, It is unclear whether Our VIEs would be determined to be FIEs. Therefore, it is also unclear whether the market entry clearance shall be completed by companies with existing VIE structures like us. If such clearance is required, we will face uncertainties as to whether it can be timely obtained, or at all.

We rely on contractual arrangements with Our VIEs in China and their respective shareholders for our operations, which might not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in certain internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entity, in which we do not hold shares, and its shareholder to operate our business in China. If we held the shares of Our VIEs, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Our VIEs and their shareholders’ performance of their contractual obligations to exercise effective control. Our contractual arrangements are generally effective for the complete period Our VIEs exists. In general, neither Our VIEs nor their respective shareholders could terminate the contracts prior to the expiration date. However, the shareholders of Our VIEs might not act in the best interests of our company or might not perform its obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entity. We can replace the shareholder of Our VIEs at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Our VIEs or its shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.” Therefore, these contractual arrangements might not be as effective as the direct holding of shares.

Any failure by Our VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

Our VIEs and their shareholders could fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we might have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which might not be effective.

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

Contractual arrangements with Our VIEs might result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties could be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between Our WFOEs, Our VIEs and their respective shareholders were not entered into on an arms-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities could impose late payment fees and other penalties on our consolidated affiliated entity for the adjusted but unpaid taxes. Our results of operations could be adversely affected if our consolidated affiliated entity’s tax liabilities increase significantly or if it is required to pay late payment fees or other penalties.

The ultimate beneficial owners of Zhongmin, Ms. Xiaoxia Zhu and Ms. Huimin Wang, could have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business could be adversely affected.

Our chairperson and chief executive officer, Ms. Xiaoxia Zhu, and our director, Ms. Huimin Wang, each hold 48.75% of the equity interests in Shanghai Zhongmin Investment and Development Group Co., Ltd., or Zhongmin, which in turn holds 100% of equity interests in Our VIE. The interests of Ms. Zhu and Ms. Wang as the ultimate beneficial owners of Zhongmin could differ from the interests of our company as a whole, notwithstanding both Ms. Zhu and Ms. Wang are our directors. We cannot assure you that when conflicts of interest arise, Ms. Zhu and Ms. Wang will act in the best interests of our company or that conflicts of interests will always be resolved in our favor. In addition, Ms. Zhu and Ms. Wang could cause Zhongmin and Zhongmin to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Ms. Zhu and Ms. Wang could encounter in their capacity as beneficial owners of Zhongmin. We rely on Ms. Zhu and Ms. Wang to comply with the laws of China, which protect contracts, including the contractual arrangements that Our VIE and its shareholder have entered into with us, provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Ms. Zhu and Ms. Wang to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Ms. Zhu and Ms. Wang, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under PRC laws and regulations, Our WFOE, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Our WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2018, the paid-in registered capital of Our WFOE was US$26.6 million. Any limitation on the ability of Our WFOE or JMU HK to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•	there are uncertainties relating to the regulation of internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies could be subject to challenge, or we could fail to obtain permits or licenses that would be deemed necessary for our operations, or we might not be able to obtain or renew certain permits or licenses or the government might revoke the certain permits or licenses of us. The major permits and licenses that could be involved include, without limitation, the ICP license. If we fail to maintain any of these required licenses or approvals, we could be subject to various penalties, including fines and the discontinuation of or restrictions on our operations. Any such disruption in our business operations could have an adverse effect on our results of operations;

•	new laws and regulations could be promulgated that will regulate internet activities, including online services. If these new laws and regulations are promulgated, additional licenses could be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and

•	Our VIE owns the operating website, www.ccjoin.com. We do not own the website due to the restriction of foreign investment in businesses providing value-added telecom services in China, including internet content distribution services. This could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

China has enacted laws and regulations governing the sale of food. In accordance with the Food Safety Law of the People’s Republic of China, the Administrative Measures for the Licensing of Food Business Operations, the Implementing Regulations for the Food Safety Law of the People’s Republic of China and other relevant laws and regulations, business operators of food services shall carry out production and operation in accordance with the laws, regulations and food safety standards, ensure food safety, uphold integrity and self-discipline, be accountable to the public and society at large, accept public supervision and assume social responsibility. We have already obtained a Food Distribution Permit, a Retailing License for Liquor and a Wholesale License for Liquor. We believe we now possess all necessary licenses and permits to sell all categories of food products on our website. However, it is possible that the PRC government will require us to apply for additional licenses for certain specific categories of products. We cannot assure you that we can obtain any such additional permits from the PRC government at reasonable cost, or at all. Additionally, if any food product we sold is found unsafe by the PRC government, we will be punished under the relevant laws and regulations, and we may have to cease the sale of the whole category that contains the unsafe food product.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, or the Enterprise Income Tax Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to PRC enterprise income tax at the rate of 25% on its global income. The Enterprise Income Tax Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The only detailed guidance currently available regarding the definition of “de facto management body” as well as the determination of the tax residence of offshore incorporated enterprises whose primary controlling shareholder is a PRC company or a PRC corporate group, and such enterprises’ tax administrations are set forth in two notices, the Notice On Issues Relating to Determination of Chinese-Controlled Offshore Enterprise as PRC Resident Enterprises by applying the “De Facto Management Body,” or Circular 82, and the Administrative Measures of Enterprise Income of Chinese Controlled Offshore Incorporated Resident Enterprise (Trial), or Circular 45, issued by the PRC State Administration of Taxation, or the Circulars. The Circulars provide that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group would be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the enterprise’s day-to-day operations management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. If all of these criteria are met, the relevant offshore enterprise controlled by PRC enterprises or PRC enterprise groups would be deemed to have its “de facto management body” in China and therefore be deemed a PRC resident enterprise. The Circulars made a clarification in the areas of resident status determination, post-determination administration, as well as the exercise of competent tax authorities’ procedures. The Circulars also specify that when provided with a copy of PRC tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, a payer of PRC-sourced dividends, interest, royalties, etc. should not withhold 10% income tax on such payments to such Chinese controlled offshore incorporated enterprise. Although the Circulars apply only to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals such as us, the determination criteria and administration clarification made in the Circulars reflect the PRC State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented. There is no assurance that the PRC State Administration of Taxation will not apply the same or similar criteria as stated in the Circulars to determine whether the “de facto management body” of an offshore incorporated enterprise controlled by PRC individuals (like us) is located within the PRC in the future. If the PRC authorities were to determine that we should be treated as a PRC resident enterprise for the purpose of PRC enterprise income tax, a 25% enterprise income tax on our global income could significantly increase our tax burden and adversely affect our financial condition and results of operations.

Pursuant to the Enterprise Income Tax Law and the Enterprise Income Tax Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. We are a Cayman Islands holding company and substantially all of our income comes from dividends from our PRC subsidiary through our Hong Kong holding company. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

The Enterprise Income Tax Rules provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not clear how “domicile” might be interpreted under the Enterprise Income Tax Law, and it could be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered to be a PRC resident enterprise for tax purposes, any dividends we pay to our overseas corporate shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs could be regarded as PRC-sourced income and as a result subject to PRC withholding tax at a rate of up to 10%, subject to the provisions of any applicable tax treaty. If dividends we pay to our overseas individual shareholders or ADS holders, or gains realized by such holders from the transfer of our shares or ADSs, are treated as China-sourced income, the withholding rate would be 20%, subject to the provisions of any applicable tax treaty.

If we are required under the Enterprise Income Tax Law to withhold PRC income tax on any dividends paid to our non-PRC shareholders and ADS holders or if gains from dispositions of our shares or ADSs are subject to PRC tax, your investment in our ADSs or ordinary shares could be adversely affected.

Furthermore, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues concerning the Beneficial Owners in Tax Treaties in April 2018, or Circular 9, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 9, there exist many factors to exclude a resident of a contracting state from being treated as a beneficial owner, including but not limited to the following situations: (i) such resident of a contracting state is obliged to pay more than 50% of the income to the resident(s) of a third state (region) within 12 months of receipt of the income; and (ii) the business activities undertaken by such resident do not constitute substantive business activities. We cannot assure you that any dividends distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for the avoidance of double taxation will be entitled to the benefits under the relevant withholding arrangement.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2018, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by PRC government.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply with SAFE Circular 37 requirements. The rest of our PRC citizen or resident beneficial owners are also applying for registrations under SAFE Circular 37 with the relevant local counterpart of SAFE. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, or will in the future make or obtain the necessary any applicable registrations or approvals as required by, SAFE Circular 37 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. Failure by us to amend the foreign exchange registrations in compliance with SAFE Circular 37 could subject us to fines or legal sanctions restrict our overseas or cross-border ownership structure, which could adversely affect our business and prospects. See “—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated by SAFE on January 5, 2007 and amended on May 2016, a relevant guidance issued by SAFE in March 2007 and Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, on February 15, 2012 that replaces the guidance issued in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents selected by such PRC subsidiary, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. For participants who had already participated in an employee share option or share incentive plan before the date of the guidance, the guidance requires their PRC employers or PRC agents to complete the relevant formalities within three months of the date of the guidance. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders could be subject to fines and legal or administrative sanctions.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to SAT Circular 7, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Further, SAT Circular 7 embodies a voluntary reporting regime, and both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. We acquired JMU HK in June 2015 and divested our B2C business in September 2015, and we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

We are subject to numerous PRC laws and regulations that govern e-commerce business, such as the Consumer Protection Law. If these regulations were to change or if we or our merchant clients were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and adversely affect our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially for businesses that operate on the internet. We do not maintain product liability insurance for products and services transacted on our platform, and our rights of indemnity from the vendors and service providers might not adequately cover us for any liability we incur. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could reduce our net income and profitability. In addition, The PRC E-Commerce Law, which was issued on August 31, 2018 and came into effect on January 1, 2019, imposes further obligations on e-commerce business operators, such as protecting consumer rights and interests, protecting the environment, protecting intellectual property rights, protecting cybersecurity and individual information, assuming responsibility for the quality of products or services, and accepting the supervision by the government and the public. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We could be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which could increase our costs and limit our ability to operate our business.

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

If we fail to maintain Nasdaq minimum market value of publicly held shares or minimum bid requirements, our ADSs could be delisted.

According to the Nasdaq listing standards, if the market value of publicly held shares falls below US$5 million for 30 consecutive business days, such company’s securities may be subject to delisting from Nasdaq Global Market, unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. On December 10, 2018, we received a letter from Nasdaq advising us that the market value of our publicly held shares was below US$5 million for the last 30 consecutive business days and we had been granted a grace period of 180 calendar days, expiring on June 10, 2019, in which to regain compliance. We will regain compliance if at any time during such 180-day period, the market value of the our publicly held shares closes at US$5 million or more for a minimum of ten consecutive business days. In the event that we do not regain compliance, we may consider applying to transfer our ADSs to the NASDAQ Capital Market, or delist our ADSs.

Furthermore. according to the Nasdaq listing standards, if the trading price of a listed company’s listed securities falls below US$1.00 per share for a period of 10 consecutive business days, such company’s securities may be subject to delisting unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. On January 4, 2019 we received a letter from Nasdaq advising us that our ADS had been trading at a price that would subject our ADSs to delisting if we fail to regain compliance with the Nasdaq minimum bid price requirements. We have been granted a grace period of 180 calendar days, expiring on July 3, 2019, in which to regain compliance. We will regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s ADSs is at least US$1.00 for a minimum of ten consecutive business days. In the event we do not regain compliance within 180 calendar days, we may be eligible for additional time.

We have not regained compliance with these two requirements as of the date of annual report. We intend to monitor the market value of our publicly held shares and the closing bid price of our ADSs between now and June 10, 2019 and July 3, 2019, respectively, and consider available options to cure the deficiency and regain compliancee within the prescribed grace periods. If we fail to regain compliance, our ADSs could be subject to delisting. There can be no assurance that we will meet the requirements for continued listing.

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

Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our fourth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, any or all of which could be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares could fall and the voting and other rights of the holders of our ordinary shares could be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

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

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2018 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Holders of our ADSs will only be able to exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you cancel your ADSs and withdraw the underlying shares and follow the requisite steps to be recognized as a holder of shares entitled to vote such shares. Under our fourth amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you might not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary might not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares representing your ADSs. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you might not be able to exercise your right to vote and you could lack recourse if your ordinary shares are not voted as you requested.

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

We could be a passive foreign investment company, or PFIC, which would result in adverse United States tax consequences to United States investors

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

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2019 or in the foreseeable future.

With respect to our 2019 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs), and the expected future composition of our income and assets. However, we might be a PFIC for our 2019 taxable year or any future taxable years due to changes in our asset or income composition, or the value of our assets, including if our market capitalization is less than anticipated or subsequently declines.

Although the law in this regard is not entirely clear, we treat Our VIE as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.

If we were or are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC as to you for all succeeding taxable years during which you hold our ADSs or ordinary shares, except if you have made a mark-to-market election. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be or have not been a PFIC for any year. If we were or are a PFIC, U.S. holders of our ADSs or ordinary shares could be subject to increased tax liabilities under United States federal income tax laws and could be subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

In September 2015, we raised US$15.0 million in a private placement transaction with Mr. Maodong Xu.

In June 2016, we changed the trading symbol for our ADSs listed on the Nasdaq Global Market to “JMU.” In December 2016, we also changed our company name to “JMU Limited.”

In August 2016, TANSH Global Food Group Co., Ltd, which was formerly known as Xiao Nan Guo Restaurants Holdings Limited, a Hong Kong Stock Exchange listed company (Stock Code: 3666), through its wholly-owned subsidiary, acquired a 9.82% stake in our company via secondary transfers for a total consideration of HK$368 million (approximately US$47.5 million).

In July 2018, we changed the ratio of our ADSs to ordinary shares from one ADS representing 18 ordinary shares to one ADS representing 180 ordinary shares.

In May 2019, we acquired Unicorn Investment Limited, or Unicorn, to establish our blockchain-based technology business. We issued 632,660,858 new ordinary shares as consideration for the acquisition.

We currently conduct our operations in China through contractual arrangements between our wholly-owned PRC subsidiaries, Shanghai Zhongming and Lianji Future, on the one hand, and our consolidated affiliated entities in China, Zhongmin, Lianji and their respective shareholders on the other.

Our principal executive offices are located at 2/F, No. 608, Macau Road, Putuo District, Shanghai 200060, People's Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our investor relationship website is http://ir.ccjmu.com/.

B.	Business overview.

We currently operate an online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in a merger with Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015. Our B2B online platform recorded gross billing of RMB7.7 billion (US$1.1 billion) in 2018, measured in terms of gross merchandise value.

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

We had revenues of US$36.5 million and a net loss of US$123.2 million in 2018.

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

Currently substantially all of our business is carried out within China and Hong Kong. The total revenue of the food service industry in China was approximately RMB4,271.6 billion (US$634.5 billion) in 2018, of which raw material procurement constituted approximately 25% - 30%, according to National Bureau of Statistics of China. Most of this spending has been in the traditional offline form. Our B2B platform was started with the vision of reshaping industrial rules and building a more transparent and more efficient business ecosystem for food service businesses in China. Through cooperation with industry associations and hundreds of leading restaurants across China, we believe that we can create significant network effects with our B2B platform. We work closely with various reputable buyers and suppliers in the food service industry, providing one-stop procurement services, as well as product development, marketing and other value-added services, for a variety of food service businesses via the B2B platform www.ccjoin.com.

Online Direct Sales

In our online direct sales business, we acquire products from suppliers and sell them directly to customers. We have been continually expanding our offering in direct sales since the acquisition of our B2B business in June 2015. As of December 31, 2018, we offered approximately 1,482 kinds of products in ten product categories through our online direct sales business model. We focus on the sale of standard new ingredients by conducting research and developments of new products and organizing the manufacture by factories to ensure the standardized process of operation.

Online Marketplace

In our online marketplace business, third-party sellers offer products to customers over our online marketplace. We acquired our B2B online marketplace in June 2015, and have been bringing new products and services to our online marketplace since then. As of December 31, 2018, there were approximately 3,779 third-party sellers in our online marketplace. Our B2B online platform recorded gross billing of RMB7.7 billion (US$1.1 billion) in 2018, measured in terms of the gross merchandise value. In order to attract more third-party sellers, we currently do not charge commission on transactions on our online marketplace. We provide transaction processing and billing services on all orders on our online marketplace. We require third-party sellers to meet our standards of quality. We aim to offer customers the same high quality customer experience regardless of the source of the products they choose.

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

Pricing policy. For some of our products, we set our prices to be competitive against those on other major e-commerce websites and in physical stores in China. We typically negotiate with our suppliers for prices that are comparable to or lower than those offered to retailers in other sales channels. Currently, third-party sellers are free to set their own prices on our online marketplace.

Special promotions. We highlight top-selling products, in our marketing campaigns and make promotion and marketing plans accordingly.

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

Customer service center. Our sales representative will provide customer service directly to our customers. As of December 31, 2018, we have 30 sales representatives. Meanwhile, we have set up our “400 hotline” for customer service, and we have a “400 hotline” call center service team of two employees. Customers can call our telephone hotline, ask questions and leave complaints in writing through our website, or send us e-mails.

Returns and exchanges. We generally allow customers to return defective products within 7 days or exchange them within 15 days, counting from the date when the customer receives the product. We will generally arrange our third-party courier partners to pick up defective items for return or exchange at the customer’s address. The policies apply to products sold by ourselves while third-parties sellers apply their own policies on returns and exchanges for transactions on our online marketplace.

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

Currently some of the services mentioned above have been provided to third-party sellers free of charge as part of our strategy to grow the scale of our business.

Merchandise Sourcing

In our online direct sales business, we sourced products from 17 suppliers as of December 31, 2018. Procuring products for the food services industry requires considerable specialized expertise, which is provided by our seller team. We negotiate with the higher-level distributor where possible in order to obtain the most favorable terms. In addition, we had approximately 3,779 third-party sellers on our online marketplace as of December 31, 2018.

We have created a vendor interface on our website where our third-party sellers can access reports regarding inventory status, purchase history and customer reviews of their products. Third-party sellers can use this information in their marketing and product development efforts and also in managing their own inventory, which helps them manage costs.

We select suppliers and third-party sellers on the basis of brand, reliability, volume and price. They must be able to meet our demands for timely supply of high quality products and also provide high-quality post-sale customer service. We perform background checks on each supplier and third-party seller and the products they provide before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, and check their brand recognition and make inquiries about the market acceptance of their products among players in the same industry. We also conduct on-site visits to assess certain suppliers and third-party sellers and verify their location, scale of business, production capacity, property and equipment, human resources, research and development capability, quality control system and fulfillment capability. We also require all vendors to upload their business license, tax registration certificate and organization code certificate for our verification. Our standard form contract requires suppliers and third-party sellers to represent that their goods are from lawful sources and do not infringe upon lawful rights of third parties and to pay us liquidated damages for any breach. We normally enter into framework agreements with our suppliers and third-party sellers and renew them after expiration. We have also put stringent rules in place governing the operations of third-party sellers on our online marketplace. Third-party sellers will be subject to penalties or be asked to end their operations on our online marketplace if they violate the marketplace rules, for example by selling food beyond its expiration date.

Technology Platform

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our platform is based on cloud-computing and cloud-storing technology to fully support our needs for industry big-data analysis. Equipped with the advanced technology and designed with scalability, our platform is capable of supporting our business and providing seamless access for any third-party platforms. Our server fleet consisted of approximately 25 servers, fire-wall and network switches as of December 31, 2018, and we employed 12 IT professionals to design, develop, maintain, and operate our technology platform as of the same date.

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

Intellectual Property

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2018, we owned 14 computer software copyrights in China relating to various aspects of our operations. We had 123 trademark applications inside China and six outside China. As of December 31, 2018, we had registered five generic top-level domain names. Our registered domain names include www.ccjoin.com and www.ccjmu.com, among others.

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

Through Our WFOEs and Our VIEs, we are engaged in certain industries that are classified as “restricted” under the Catalogue. Pursuant to the latest Catalogue amended in June 2017, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce), the purchase of grains, wholesale of grains and cotton fall in the restricted category. We engage in the online wholesale and retail of products (except the grains and cotton), the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

The Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, as amended in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Foreign Investment in Value-Added Telecommunications Businesses.  The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. Due to these regulations, we operate our website www.ccjoin.com through Zhongmin.

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. Zhongmin, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which, as amended in 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Zhongmin, as our ICP operator, holds an ICP License issued by the Shanghai Telecommunications Administration for the provision of information services through the internet and also a value-added telecommunication license issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, and online data processing and transaction processing services.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Licensing issued and amended by the SFDA in August 2015 and November 2017, an enterprise needs to obtain a Food Distribution Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food and nutritional supplements through our website. Zhongmin has obtained Food Distribution Permits.

 License or Registration for Wholesale and Retail of Liquor. Certain provinces in the PRC have adopted a licensing system for the wholesale or retail of liquor. For example, the Regulation of Shanghai Municipality on Alcoholic Goods Production and Operation, issued by the Standing Committee of Shanghai Municipal People’s Congress, which was amended in September 2010, stipulates that any entity engaged in the production, wholesale or retail of liquor within the area of Shanghai municipality is subject to a licensing system. We sell liquor through our website. Our VIE has obtained the license for engaging in the wholesale or retail of liquor.

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

In January 2014, the State Administration of Industry and Commerce promulgated the Administrative Measures for Online Trading, which terminated the above interim measures and became effective in March 2014. The Administrative Measures for Online Trading further strengthen the protection of consumers and impose more stringent requirements and obligations on online business operators and third-party online marketplace operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third-party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online direct sales and online marketplace.

In addition, The PRC E-Commerce Law, which was issued on August 31, 2018 and came into effect on January 1, 2019, imposes further obligations on the e-commerce business, such as protecting consumer rights and interests, protecting the environment, protecting intellectual property rights, protecting cybersecurity and individual information, assuming responsibility for the quality of products or services, and accepting the supervision by the government and the public.

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

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third-party or infringing upon the lawful rights and interests of a third-party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law, which became effective on June 1, 2017, also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

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

The Provisional Measures for 7-day Unconditional Return of Online Purchased Goods came effective on May 15, 2017, which provides detailed regulations on and ensures the implementation of the rules of "7-day Unconditional Return of Purchased Goods" provided for in the Consumer Protection Law to protect the legitimate rights and interests of consumers. Pursuant to this regulation, online goods sellers shall lawfully perform their duties of "7-day Unconditional Return of Purchased Goods," and the online trading platforms shall guide and urge the online goods sellers who use the platform to perform the duties of "7-day Unconditional Return of Purchased Goods," conduct supervisions and inspections, and provide technical support. This measure also encourages online goods sellers to make a commitment of "unconditional return policy" that are more favorable to consumers than the Measures' requirements. Fresh or perishable goods are inapplicable to the return policy. The online goods sellers who refuse the returning of goods in violation of the provisions, shall, in addition to bearing the corresponding civil liability, be ordered by the administration for industry and commerce or other relevant administrative authorities to make correction, and may be subject to warning and/or confiscation of illegal income, a fine ranging from one to 10 times the amount of illegal income based on the circumstances, where there is no illegal income, a fine of not more than RMB500,000; in serious cases, the business operator shall be ordered to suspend business operation for correction and its business license shall be revoked.

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

According to the PRC Contract Law, the lessee may sublease the leased premises to a third-party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

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

Trademark.  The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2018, we had approximately 23 trademark applications in China.

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

Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation, the National Development and Reform Commission, and the Ministry of Commerce on the Applicable Scope of the Policy of Temporary Exemption of Withholding Taxes on the Direct Investment Made by Overseas Investors with Distributed Profits, or Circular 102, which became effective in January 2018, where an overseas investor uses profits distributed by a resident enterprise in China for direct investment in an encouraged investment project, deferred tax payment policy shall apply if the stipulated criteria is satisfied, and withholding of income tax shall be waived in the interim.

Accordingly, Join Me Group (HK) Investment Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Zhongming, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and the approvals are no longer needed. Furthermore, if it satisfies the criteria of Circular 102, the withholding of income tax may be waived in the interim. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	The shareholder of Zhongmin is Shanghai Zhongmin Investment and Development Group Co., Ltd. (formerly known as Shanghai Zhongmin Investment and Development Co., Ltd.), or Zhongmin Investment, whose shareholders includes Ms. Xiaoxia Zhu, our chairperson and chief executive officer, Ms. Huimin Wang, our director and Mr. Feng Pan, our director, holding 48.75%, 48.75% and 2.5% equity interests of Zhongmin Investment, respectively.

(2)	The shareholders of Lianji are Ms. Hong Zhou and Mr. Longming Wu, holding 1.0% and 99.0% equity interests of Lianji, respectively.

Contractual Arrangements with Zhongmin and its shareholder

Foreign investment in internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and our PRC subsidiary, Shanghai Zhongming, is considered a foreign-invested enterprise which is restricted from holding the licenses that are essential to the operation of our business, such as licenses for operating our website. As a result, Shanghai Zhongming has entered into a series of contractual arrangements with Zhongmin and its shareholder described below, through which we exercise effective control over the operations of Zhongmin and its subsidiaries. We conduct a part of our operations in China through Zhongmin and its subsidiaries, which we treated as our consolidated affiliated entities in China. Each of the contractual arrangements between Shanghai Zhongming, Zhongmin and its shareholder was executed in May 2015. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

Agreements that Transfers Economic Benefits and Risks to Us

Master Exclusive Service Agreement and Business Cooperation Agreement. Pursuant to the Master Exclusive Service Agreement and Business Cooperation Agreement, Zhongmin and its shareholder, including its subsidiaries or any companies or entities under its control, agrees to engage Shanghai Zhongming as its provider for technical and business support services. Zhongmin and its shareholders will pay Shanghai Zhongming service fees determined based on the audited consolidated net profit of Zhongmin. Shanghai Zhongming will exclusively own any intellectual property arising from the performance of the services set forth in the agreement. Shanghai Zhongming will provide financial support to Zhongmin and its shareholder in the form of bank loans or others forms as permitted under the PRC laws. The service agreements will remain effective upon the written confirmation issued by Shanghai Zhongming to Zhongmin and its shareholder and/or its shareholder 30 days before the termination. Neither Zhongmin nor its shareholder has the right to unilaterally terminate the agreement.

In connection with the master service agreement, we also entered into financial support undertaking letter with Zhongmin and agrees to provide unlimited financial support to the Zhongmin and its shareholder, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. We will not request repayment of the loans or borrowings if the Zhongmin or its shareholder do not have sufficient funds or are otherwise unable to repay.

Agreements that Provide Us with Effective Control over Zhongmin

Proxy Agreement and Power of Attorney. Zhongmin’s shareholder has signed an Irrevocable Proxy Agreement and Power of Attorney to appoint Shanghai Zhongming, or its designee, as the attorney-in-fact to act on Zhongmin’s shareholder's behalf on all rights that the shareholder has in respect of such shareholder's equity interest in Zhongmin conferred by relevant laws and regulations and the articles of association of Zhongmin. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of Zhongmin held by the shareholder. The proxy and power of attorney will remain effective upon written confirmation issued by Shanghai Zhongming to Zhongmin and its shareholder 30 days before the termination. Neither Zhongmin nor its Shareholder has the right to unilaterally terminate the agreement.

Exclusive Option Agreement. Zhongmin’s shareholder has entered into an Exclusive Option Agreement with Shanghai Zhongming, pursuant to which Shanghai Zhongming has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in Zhongmin from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the Our WFOE or on a basis of the registered capital of Zhongmin. The term of the exclusive option agreement will remain effective upon written confirmation issued by the Shanghai Zhongming to Zhongmin and its shareholder 30 days before the termination. Neither Zhongmin nor its shareholder has the right to unilaterally terminate the agreement.

Equity Interest Pledge Agreement. Zhongmin’s shareholder has entered into an equity pledge agreement with the Shanghai Zhongming, under which the shareholder pledged all of the equity interests in Zhongmin to Shanghai Zhongming as collateral to secure performance of all obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement and Power of Attorney and the Exclusive Option Agreement (collectively, the "Principal Agreement"). Pursuant to this Equity Interest Pledge Agreement, dividends generated by the pledged equity interests shall be deposited into the account designated by the Shanghai Zhongming and shall be used to pay the secured indebtedness prior and in preference to any other payment during the term of the pledge. If any event of default incurred under the Principal Agreement, Shanghai Zhongming, as the pledgee, will be entitled to dispose of the pledged equity interests and shall be paid in priority with the proceeds recovered from the disposal.

Contractual Arrangements with Lianji and its shareholders

Following our acquisition of Unicorn in May 2019, we gained effective control over and received substantially all the economic benefits from Lianji through a series of contractual arrangements among our wholly-owned subsidiary Lianji Future, Lianji and its shareholders.

Agreements that Transfers Economic Benefits and Risks to Us

Exclusive Business Operation Agreement. Lianji Future and Lainji have entered into an exclusive business operation agreement, pursuant to which Lianji Future has the exclusive right to provide Lianji with technology development and application services. Without Lianji Future’s written consent, Lianji shal not accept any technology development and application services covered by this agreement from any third party. Lianji agrees to pay comprehensive service charges on an annual basis and up to the full balance of Lianji’s total income after deduction of its costs and expenses. In addition, Lainji undertakes that without Lianji Future’s prior written consent, Lainji shall not enter into any transactions that may have material effect on Lainji’s assets, obligations, rights or business operations. Unless otherwise agreed by the parties, this agreement will remain effective until Lianji Future ceases business operations.

Agreements that Provide Us with Effective Control over Lainji

Powers of Attorney. Each shareholder of Lainji has issued a power of attorney, irrevocably appointing Lianji Future, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Lainji that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in Lainji, on behalf of such shareholder. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of Lianji Future.

Exclusive Option Agreement. Lianji Future, Lainji and each of Lainji’s shareholders have entered into an option agreement, pursuant to which Lainji’s shareholder has irrevocably granted Lianji Future an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Lainji or all or part of Lainji’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Lainji shall reimburse Lianji Future the exceed amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Lainji undertake, among other things, that without Lianji Future’s prior written consent, they shall not take any actions that may have material effect on Lainji’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Lainji. These agreements have terms of ten years, which may be extended upon Lianji Future’s written confirmation prior to the expiry.

Equity Interest Pledge Agreement. Each shareholder of Lainji has entered into an equity interest pledge agreement with Lianji Future and Lainji, pursuant to which, the shareholder has pledged all of his or her equity interest in Lainji to Lianji Future to guarantee the performance by Lainji and its shareholders of their obligations under the master agreements, which include the business operation agreement the power of attorney and the exclusive option agreement. Each shareholder of Lainji agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Lianji Future. The equity interest pledge agreement remain effective until Lainji and its shareholders discharge all of their obligations under the master agreements.

We have been advised by our PRC legal counsel, Beijing Dacheng Law Offices, LLP, that the ownership structure and the contractual arrangements among Our WFOEs, Our VIEs and their respective shareholders will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have an adverse effect on us.”

D.	Property, plants and equipment.

Our executive offices are located at 2/F, No. 608, Macau Road, Putuo District, Shanghai 200060, People's Republic of China and occupy a total of 200,500 square meters. The lease of our headquarter office has a term of two years.

The servers that we use to provide our products and services are primarily maintained at China Telecom and China Unicom branches in cities across China, including Shanghai and Kunshan.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results.

Overview

We currently operate an online platform for providing B2B services to food-industry suppliers and customers in China. We acquired this business in an acquisition with JMU HK in June 2015. Our B2B online platform recorded gross billing of RMB7.7 billion (US$1.1 billion) in 2018, measured in terms of the gross merchandise value.

We incurred losses from operations of US$27.6 million, US$168.4 million and US$124.4 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Our Ability to Increase Customer Accounts and Orders from Customers

Growth in the number of our customer accounts and orders are key drivers of our revenue growth. The B2B business for food service industry that we are currently operating was only started in late 2014, and in 2018 we had more than 10,300 customer accounts. Gross billing on our online B2B platform reached RMB7.7 billion (US$1.1 billion) in 2018, measured in terms of the gross merchandise value.

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

Our revenues were US$73.2 million, US$88.7 million and US$36.5 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Our cost of revenues was US$72.9 million, US$88.2 million and US$35.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Operating Expenses

The following table sets forth our operating expenses by the amount and as a percentage of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
Operating Expenses
Selling and marketing	20,405,602	73.0	15,206,658	9.0	5,792,802	4.6
General and administrative	7,530,851	27.0	6,696,601	4.0	4,303,062	3.4
Impairment loss	—	0.0	147,018,425	87.0	115,178,704	91.9
Total operating expenses	27,936,453	100	168,921,684	100	125,274,568	100

Our operating expenses consist of selling and marketing expenses and general and administrative expenses as well as impairment loss. Our total operating expenses were US$27.9 million, US$168.9 million and US$125.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses incurred in connection with advertisements and market promotion events, loyalty program, as well as other overhead expenses incurred for our sales and marketing personnel.

Our selling and marketing expenses were US$20.4 million, US$15.2 million and US$5.8 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Our general and administrative expenses were US$7.5 million, US$6.7 million and US$4.3 million, for the years ended December 31, 2016, 2017 and 2018, respectively.

Impairment loss

Our impairment loss primarily consists of loss recognized in connection of the long-lived assets, goodwill and long-term investment.

Our impairment loss was nil, US$147.0 million and US$ 115.2 million, for the years ended December 31, 2016, 2017 and 2018.

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

Our subsidiary and our consolidated variable interest entities in China are subject to value-added tax, or VAT, at rates of 0%, 10%, 11%, 16% or 17%. In addition, they are generally subject to the standard enterprise income tax in China at a rate of 25%.

Under the Enterprise Income Tax Law and its implementation regulations, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” enterprises that do not have an establishment or place of business in the PRC, to the extent such dividends have their sources within the PRC. Such dividends are also subject to the 10% tax even if the recipient has an establishment or place of business in the PRC if the relevant income is not effectively connected with the establishment or place of business. Under a special arrangement between China and Hong Kong, dividends from our PRC subsidiary paid to our Hong Kong subsidiary, which would otherwise be subject to a 10% withholding tax, may be subject to a 5% preferential withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” of our PRC subsidiary and is otherwise entitled to the benefits under the special arrangement. The State Administration for Taxation promulgated the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties on October 27, 2009, which provides guidance on the determination of “beneficial owner.” If our Hong Kong subsidiary is not considered to be the “beneficial owner” of our PRC subsidiary under this notice, any dividends paid by our PRC subsidiary to our Hong Kong subsidiary would be subject to withholding tax at a rate of 10%.

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

Provision for Income Tax Benefit

We are subject to PRC Enterprise Income Tax Law on taxable income in accordance with the relevant PRC income tax laws. We incurred net losses of US$25.3 million, US$161.9 million and US$123.2 million for the years ended December 31, 2016, 2017 and 2018, respectively. Our provision for income tax benefit were US$2.2 million, US$6.9 million and US$2.1 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Revenue Recognition

We recognize revenue from the sales of rice, flavoring, oil, seafood, wine and other types of generic food and beverage products through our online platform www.ccjoin.com. The website also serves as an online platform to connect third-party vendors and customers. We recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

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

Online platform services

We also provide the online platform services to connect third-party sellers and purchasers for their transactions via our online marketplace. Online platform sales are made from the online stores under the third-party sellers’ names, and we record the related revenue on a net basis as we act as the agent in these arrangements: we are not the primary obligor, do not bear inventory risk, and do not have the ability to establish the price or discretion in supplier selection. For the years ended December 31, 2016, 2017 and 2018, revenues related to the online platform services were nil, as we did not charge any service fees to the third-party sellers and purchasers.

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

After the divestiture of the group buying business, we had one reporting unit, our B2B business for the food service industry. We measures goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable input (Level 3 inputs) and the cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. Goodwill impairment loss of nil, $127.3 million and $105.8 million were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Considering that we have incurred operating losses, we have determined to perform the annual impairment tests on acquired intangible assets on December 31 of each year. As a result of the annual impairment test, impairment loss of nil, US$19.8 million, and US$8.6 million for acquired intangible assets was recognized during the year ended December 31, 2016, 2017 and 2018, respectively. Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

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

Fair Value of Our Ordinary Shares and Share-Based Compensation

Since our initial public offering in April 2015, the determination of the fair value of the ordinary shares has been based on the market price of our ADSs, each representing 18 ordinary shares, traded on the Nasdaq Global Market. In July 2018, we changed the ratio of our ADSs to ordinary shares from one ADS representing 18 ordinary share to one ADS representing 180 ordinary shares.

The following table sets forth certain information regarding the share options granted to our employees at different dates in the past three fiscal years prior to December 31, 2018:

Grant/Re- measurement date	Type of award	Number of awards	Exercise price		Fair value of ordinary share		Intrinsic value		Type of valuation
July 1, 2016	Share option granted to executives	11,633,400	US$	0.20	US$	0.1196		-	Contemporaneous
July 1, 2016	Share option granted to staffs	20,395,300	US$	0.20	US$	0.0945		-	Contemporaneous
July 1, 2016	Employee restricted share units	10,430,000		N/A	US$	0.1328	US$	1,385,202	Contemporaneous

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

Loyalty program

In 2016, we launched a customer loyalty program to certain qualified customers, who can earn customer credits from purchases if their annual spending with us exceeds RMB10 million. In 2017, we announced our revised customer loyalty program to certain qualified customers for granting customer credits only if their annual spending with the Group exceeds RMB100 million. The customers can redeem the earned credits for gift merchandise, and we account for such credits by recording a liability and corresponding selling expenses for the estimated incremental cost of outstanding credits earned that are expected to be redeemed. In 2018, we discontinued the customer loyalty program.

During 2016, we negotiated a settlement of earned loyalty credits with 13 of our customers in our ordinary shares. As part of the settlement, we agreed to issue 4.42 million of our ordinary shares, and recognized US$1,377,503 in paid-in capital and selling expenses based on the grant date fair value of the ordinary shares. We are not legally obligated, nor do we expect, to continue the redemption of the credits for the ordinary shares in the future.

Recent Accounting Pronouncements

Please see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents selected financial data from our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	( in US$ thousands)
Consolidated statements of operations data
Revenues
Related parties	10,078	17,485	10,873
Third parties	63,123	71,251	25,582
Cost of revenues	(72,857)	(88,187)	(35,579)
Gross profit	344	549	876
Operating expenses:
Selling and marketing	(20,405)	(15,207)	(5,792)
General and administrative	(7,531)	(6,697)	(4,303)
Impairment loss	—	(147,018)	(115,179)
Total operating expenses	(27,936)	(168,922)	(125,274)
Loss from operations	(27,592)	(168,373)	(124,398)
Interest income/(expense), net	26	(411)	(907)
Other income/(expense), net	39	28	(33)
Loss before provision for income tax	(27,527)	(168,756)	(125,338)
Income tax benefits	2,234	6,857	2,098
Loss from continuing operations	(25,293)	(161,899)	(123,240)

Discontinued operations:
Income from discontinued operations	—	—	—
Provision for income tax benefits	—	—	—
Income from discontinued operations, net of tax	—	—	—

Net loss	(25,293)	(161,899)	(123,240)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues decreased by 58.9% from US$88.7 million for the year ended December 31, 2017 to US$36.5 million for the year ended December 31, 2018. This decrease was primarily due to the businesses suspension we carried out in 2018 where we suspended the businesses that were strategically misaligned and ceased to provide products with lower gross profit.

Cost of revenues

Our cost of revenues decreased by 59.6% from US$88.2 million for the year ended December 31, 2017 to US$35.6 million for the year ended December 31, 2018, which was generally in line with the decrease in revenue.

Operating expenses

Our total operating expenses decreased by 25.8% from US$168.9 million for the year ended December 31, 2017 to US$125.3 million for the year ended December 31, 2018. This change was primarily because the decrease in the selling and marketing expenses from US$15.2 million in 2017 to US$5.8 million in 2018 as well as the decrease in the general and administrative expenses from US$6.7 million in 2017 to US$4.3 million in 2018.

Selling and marketing expenses. Our selling and marketing expenses decreased by 61.8% from US$15.2 million for the year ended December 31, 2017 to US$5.8 million for the year ended December 31, 2018. The decrease was mainly due to the decrease in the advertising and promotional expenses, including expenses on advertisements through various media and marketing and promotional activities.

General and administrative expenses. Our general and administrative expenses decreased by 35.8% from US$6.7 million for the year ended December 31, 2017 to US$4.3 million for the year ended December 31, 2018, primarily due to the optimization of the administrative efficiency of the Company.

Impairment loss. During the year ended December 31, 2018, we provided impairment loss of US$115.2 million. We performed our annual impairment test for goodwill and long-lived assets as of December 31, 2018 and accordingly recognized an impairment loss of US$105.8 million in goodwill and an impairment loss of US$8.6 million in long-lived assets based on the valuation report issued by a third-party valuer. We performed impairment test for long-term investment and accordingly recognized an impairment loss of $0.7 million for the year ended December 31, 2018. For the year ended December 31, 2017, we recognized an impairment loss of US$127.3 million in goodwill and an impairment loss of US$19.8 million in long-lived assets.

Net Loss

As a result of the foregoing, our net loss from continuing operations decreased by 23.9% from US$161.9 million for the year ended December 31, 2017 to US$123.2 million for the year ended December 31, 2018.

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

Selling and marketing expenses. Our selling and marketing expenses decreased by 25% from US$20.4 million for the year ended December 31, 2016 to US$15.2 million for the year ended December 31, 2017. This decrease was mainly due to (i) a decrease of US$4.2 million expense related to loyalty program and (ii) a decrease of US$0.6 million in the cost of advertisement campaigns and promotions.

General and administrative expenses. Our general and administrative expenses decreased by 11% from US$7.5 million for the year ended December 31, 2016 to US$6.7 million for the year ended December 31, 2017, primarily due to the decrease of our consulting, meeting and other administrative expenses by US$0.8 million.

Impairment loss. During the year ended December 31, 2017, we provided impairment loss of US$19.8 million for our long-lived assets to write down their carrying amounts to their fair value, which was determined using models with significant unobservable inputs and the cash flow projections based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. No impairment loss was provided for long-lived assets during the year ended December 31, 2016 based on our recoverability test.

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

B.	Liquidity and Capital Resources.

We had US$2.6 million, US$4.9 million and US$0.4 million in cash and cash equivalents as of December 31, 2016, 2017 and 2018, respectively.

The following table sets forth a summary of our cash and cash equivalents inside and outside the PRC as of December 31, 2018:

Total cash and cash equivalents
(in US$ thousands)
Zhongmin	231
PRC entities other than Zhongmin	16
Entities inside of the PRC	247
Entities outside of the PRC	110
Total	357

We have incurred net losses and experienced negative cash flows from operating activities since our inception. Our net losses were US$25.3 million, US$161.9 million and US$123.2 million for the years ended December 31, 2016, 2017 and 2018, respectively, and our net cash used in operating activities in these three years were US$5.8 million, US$9.9 million and US$4.3 million, respectively. We believe that our current cash balance, anticipated cash flows from operations, and the financial support obtained from Ms. Xiaoxia Zhu, our chairperson of the board of directors and chief executive officer, will be sufficient to meet our anticipated capital needs until June 28, 2020 as long as Ms. Xiaoxia Zhu remains a director and chief executive officer of our company. This commitment is for an amount subject to our actual deficiency without any limitation. In April 2018, we received loans of RMB50.0 million and RMB20.0 million from Ms. Huimin Wang and Ms. Xiaoxia Zhu, respectively, to enable us to meet the working capital requirements to fund our daily operations.

If there is any change in business conditions or other future developments, including any investments we may decide to pursue, and if our existing cash balance and commitment from Ms. Xiaoxia Zhu is insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if our wholly-owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Our WFOEs currently has in place with Our VIEs in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, our wholly-owned PRC subsidiary, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises such as our wholly-owned PRC subsidiary are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid-in capital of Our WFOEs and Our VIEs are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, Our WFOEs and Our VIEs in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2018, the restricted net assets of Zhonming and Zhonmin, which represents registered capital and additional paid-in capital, was US$28.2 million. Any limitation on the ability of Zhonming or our Hong Kong subsidiary, JMU HK, to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We are an offshore holding company conducting our operations in China through Our WFOEs and Our VIEs. The functional and reporting currency of our company is US Dollars. The financial records of Our WFOEs and Our VIEs located in the PRC are maintained in Renminbi. Fluctuation in the exchange rate between the Renminbi and other foreign currency may affect our ability to inject capital in Our WFOEs and Our VIEs. We could lend to Our WFOEs and Our VIEs, or we could make additional capital contributions to Our WFOEs, or we could establish new PRC subsidiary and make capital contributions to these new PRC subsidiary, or we could acquire offshore entities with business operations in China in an offshore transaction. Most of these uses are subject to PRC regulations and approvals. For example, loans by us to Our WFOEs to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance Our WFOEs by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are unlikely to lend money to Our VIEs and its subsidiaries which are PRC domestic companies. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(in US$ thousands)
Net cash used in operating activities	(5,826)	(9,874)	(4,331)
Net cash used in investing activities	(2,581)	(741)	(13)
Net cash provided by financing activities	—	12,643	1,686
Effect of exchange rate changes	(140)	280	(1,897)
Increase/(decrease) in cash and cash equivalents	(8,547)	2,307	(4,555)
Cash at the beginning of the period	11,152	2,605	4,912
Cash at the end of the period	2,605	4,912	357

Net cash used in operating activities

Net cash used in operating activities was US$4.3 million for the year ended December 31, 2018. We had a net loss of US$123.2 million. The principal items accounting for the difference between our net loss and our net cash used in operating activities were an impairment loss of US$115.2 million, an increase in amounts due to related parties of US$8.8 million, and depreciation and amortization of US$1.5 million, partially offset by income tax benefits of US$2.1 million.

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

Net cash used in investing activities

Net cash used in investing activities was US$13.1 thousand for the year ended December 31, 2018, representing all the amount for the purchase of property and equipment.

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

Net cash provided by financing activities

Net cash provided by financing activities was US$1.7 million for the year ended December 31, 2018, representing cash received from related parties.

Net cash provided by financing activities was US$12.6 million for the year ended December 31, 2017 including cash received from loan borrowed from Ms. Xiaoxia Zhu of US$5.1 million and proceeds from short-term bank borrowings of US$7.6 million.

Financing activities did not provide us with any cash for the year ended December 31, 2016.

Capital Expenditures

We made capital expenditures of US$13.1 thousand for the year ended December 31, 2018, consisting of the purchase of property and equipment.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%,1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

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

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in US$ thousands)
Operating Lease Commitments	145	93	52	—	—
Investment Commitments*	2,182	—	—	—	2,182
Total	2,237	93	52	—	2,182

*	In May 2016, Zhongmin entered into a share purchase agreement with Cold Chain Link (Shanghai) Internet of Things Co., Ltd., formerly known as Cold Chain Link Global (Shanghai) Logistic Co., Ltd., and its original shareholders for acquiring 10% equity interest. The contractual investment amount is RMB20.0 million (US$3.1 million). As of December 31, 2018, Zhongmin has paid RMB5.0 million (US$0.7 million). The remaining payment obligation is due no later than March 9, 2045.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiaoxia Zhu	48	Chairperson of the Board of Directors, Chief Executive Officer
Huimin Wang	62	Director
Feng Pan	40	Director
Liyun Cao	48	Director
Hua Zhou	33	Director
Xiaoyu Li	30	Director
Tianruo (Robert) Pu	49	Independent Director
Tony C. Luh	54	Independent Director
Min Zhou	54	Independent Director
Frank Zhigang Zhao	59	Chief Financial Officer

Ms. Xiaoxia Zhu has served as the chairperson of our board of directors since June 2015 and our chairperson since May 2018. She was our co-chief executive officer from June 2015 to September 2015, and has served as our chief executive officer since then. Ms. Zhu has over 21 years of experiences on Chinese hotels and restaurant management and the internet startups. In 2013, Ms. Zhu, Ms. Huimin Wang and over 40 leading catering and hotel brands across China, jointly founded JMU. Ms. Zhu is also the vice chairwoman of China Hotel Association. From 1998 to current, Ms. Zhu founded and served as chief executive officer and chairwoman of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. where she successfully expanded its business operations across multiple regions and brands to become what is now among China’s top 100 catering enterprises.

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

Ms. Hua Zhou has served as our director since May 2018. Ms. Zhou used to work at our company as a sales manager from 2011 to 2015. Ms. Zhou has over 10 years of experience in client and partner relationship management, M&A and marketing. Since 2017, Ms. Zhou has served as the Vice President of Strategic Partnership at Beijing Galaxy Fintech Group, a fin-tech company providing finance-related solutions to micro, small and medium enterprises. From 2015 to 2017, she worked as the Chief Executive Officer at iBeacon, a data-based marketing platform providing market targeting services to retailers. From 2009 to 2011, Ms. Zhou worked as the Director of Sales at WeLink Group. Prior to that, Ms. Zhou was Director of Clients at Focus Wireless Media, starting from 2007. Ms. Zhou holds a college degree from the China University of Petroleum.

Ms. Xiaoyu Li has served as our director since May 2018. Ms. Li used to worked at our company’s investor relations department from 2012 to 2013. Ms. Li has extensive experience in investor relations and investment. Since 2015, she has served as the Investor Manager at Galaxy Internet, an online investment platform for entrepreneurs. Ms. Li holds a master's degree in finance from University of Illinois at Urbana-Champaign, and a bachelor's degree in economics from University of Minnesota.

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

Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of approximately RMB3.2 million (US$0.5 million) in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

The following table summarizes, as of the date of this annual report, the outstanding options granted to our executive officers, directors, and other individuals as a group under our amended and restated 2011 share incentive plan.

Name	Common shares underlying options awarded/Restricted Share Units		Exercise price (US$/share)	Date of grant	Date of expiration
Feng Pan	*		0.2	2016/7/1	2026/7/1
	*	(1)	—	2016/7/1	2026/7/1
Liyun Cao	*		0.2	2016/7/1	2026/7/1
	*	(1)	—	2016/7/1	2026/7/1
Other Individuals as a Group	46,251,820		from 0 to 0.2	from 2011/2/1 to 2016/7/1	from 2018/9/1 to 2026/7/1
	*	(1)	—	2016/7/1	2026/7/1
Total	61,498,520

*	Less than one percent of our total outstanding share capital.
(1)	restricted share units

C.	Board Practices.

Duties of Directors

Under Cayman Islands law, our directors owe certain fiduciary duties to our company, including duties of loyalty, to act honestly, and to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares; and

•	exercising any other powers conferred by the shareholders’ meetings or under our fourth amended and restated memorandum and articles of association.

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

Grounds for Vacating a Director

The office of a director shall be vacated if the director:

•	resigns his office by notice in writing delivered to us or tendered at a meeting of the board of directors;

•	becomes of unsound mind or dies;

•	without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated;

•	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

•	is prohibited by law from being a director; or

•	ceases to be a director by virtue of any provisions of Cayman Islands law or is removed from office pursuant to the fourth amended and restated articles of association.

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

Compensation Committee

Our compensation committee consists of Min Zhou, Tianruo (Robert) Pu and Tony C. Luh. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules. Min Zhou serves as the chairperson of the compensation committee.

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

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our fourth amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine the remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

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

As of December 31, 2018, we had a total of 75 employees, consisting of 30 in sales, 16 in marketing, 12 in research and development, and 17 staff members in administrative and management departments. We had a total of 252 employees as of December 31, 2017 and 291 employees as of December 31, 2016.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after the date of this annual report. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares outstanding as of the date of this annual report is 2,108,869,528 (excluding 759,600 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards).

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Xiaoxia Zhu	—	—
Huimin Wang(1)	291,015,012	13.80
Feng Pan(2)	111,213,418	5.27
Liyun Cao	—	—
Hua Zhou(3)	—	—
Xiaoyu Li(4)	*	*
Tianruo (Robert) Pu(5)	—	—
Tony C. Luh(6)	—	—
Min Zhou(7)	—	—
Frank Zhigang Zhao(8)	*	*
Directors and executive officers as a group	412,600,970	19.57
Principal Shareholders:
Haohan Xu(9)	1,011,303,374	47.95
Extensive Power Limited(10)	149,100,132	7.07
Moonlight Vista Limited(11)	141,914,880	6.73
Shanghai Zhongju Investment Management Center (limited Partnership)(12)	111,213,418	5.27

*	Less than 1% of our total outstanding shares.

**	The address of our directors (except Ms. Hua Zhou, Ms.Xiaoyu Li, Mr. Tianruo (Robert) Pu, Mr. Tony C. Luh, and Mr. Min Zhou) and executive officers (except Mr. Frank Zhigang Zhao) is 2/F, No. 608, Macau Road, Putuo District, Shanghai 200060, People’s Republic of China.

(1)	representing (i) 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and (ii) 141,914,880 ordinary shares owned by Moonlight Vista Limited, a British Virgin Islands company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(2)	representing 111,213,418 ordinary shares owned by Shanghai Zhongju Investment Management Center (Limited Partnership), a PRC limited liability partnership, whose general partner has irrevocably appointed Feng Pan to act on behalf of the general partner for all matters relating to Shanghai Zhongju Investment Management Center(Limited Partnership) and has irrevocably waived the right to replace Feng Pan. The principal business address of Shanghai Zhong Ju Investment Management Center is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

(3)	the business address of Ms. Zhou is 128 Weihai Road, Room 4-3-601, Rizhao, Shandong Province, People’s Republic of China.

(4)	the business address of Ms. Li is 6-2-301 Xi Er Qi Zhi College, Beijing, People’s Republic of China,

(5)	the business address of Mr. Pu is 5th Floor Shoukai Plaza, 10 Fu Rong Street, Wang Jing, Beijing, People’s Republic of China.

(6)	the business address of Mr. Luh is c/o Dragon Venture, Inc., 55 East 3rd Avenue, San Mateo, CA 94401.

(7)	the business address of Mr. Zhou is c/o Beijing Enterprises Water Group Limited. Tower 3 Poly International Plaza, Zone 7 Wangjing East Park, Chaoyang District, Beijing, People’s Republic of China.

(8)	the business address of Mr. Zhao is 18-11 Bishui Garden, Beijing, China.

(9)	representing 1,011,303,374 ordinary shares directly held by Mr. Haohan Xu. The business address of Mr. Haohan Xu is 12 East 49 Street, 17th Floor, New York, NY, 10017, United States of America.

(10)	representing 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(11)	representing 141,914,880 ordinary shares owned by Moonlight Vista Limited, a British Virgin Islands company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(12)	representing 111,213,418 ordinary shares owned by Shanghai Zhongju Investment Management Center (Limited Partnership), a PRC limited liability partnership. The principal business address of Shanghai Zhongju Investment Management Center is Room 304-22, 3/F, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

As of the date of this annual report, we had 2,108,869,528 ordinary shares outstanding (excluding 759,600 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards). To our knowledge, we had only one record shareholder in the United States. Citibank, N.A., the depositary of our ADS program, which held 520,490,502 ordinary shares as of the date of this annual report, representing 35.3% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in internet businesses, we conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiaries, Shanghai Zhongming and Lianji Future on the one hand and our consolidated affiliated entities in China, Zhongmin, Lianji and their respective subsidiaries and shareholders on the other. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Related Party Loans and Other Payments

Please see Note 18 to our consolidated financial statements included elsewhere in this annual report for the details of related party transactions.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Registration Rights Agreement with former JMU HK shareholders

On June 8, 2015, in connection with our acquisition of JMU, we entered into a registration rights agreement with (i) former shareholders of JMU HK, which are beneficially owned by Ms. Xiaoxia Zhu, our chairperson and chief executive officer, and (ii) entities beneficially owned by Mr. Maodong Xu, pursuant to which we agreed to provide these former shareholders and Mr. Xu with certain registration rights in respect of our ordinary shares held by them.

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

Related Party Transaction with Mr. Haohan Xu

Acquisition of Unicorn

On May 21, 2019, we entered into a share purchase agreement with Unicorn and Mr. Haohan Xu, one of our shareholders, pursuant to which we acquired all the issued and outstanding shares of Unicorn held by Mr. Haohan Xu, in consideration for the issuance of 632,660,858 new ordinary shares.

Registration Rights Agreement with former Unicorn shareholder

On May 21, 2019, in connection with our acquisition of Unicorn in consideration for the issuance of 632,660,858 new ordinary shares to the former shareholder of Unicorn, Mr. Haohan Xu, we entered into a registration rights agreement with Mr. Xu, pursuant to which we agreed to provide Mr. Xu with certain registration rights in respect of our ordinary shares held by him.

Upon receipt of a written request from the holders of 10% of the registrable securities then outstanding requesting us effect a registration under the Securities Act covering all of part of the shares held by them, we shall, as soon as it is practicable, but in no event later than ninety days after receipt of such written request, file with the SEC, and use our reasonable best efforts to cause to be declared effective, a registration statement, or a shelf registration statement. However, we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than $5,000,000.

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

Legal Proceedings

On January 11, 2019, Shanghai MIN Hongshi Trading Co., Ltd, or Shanghai Hongshi, filed a claim with the Shanghai Yangpu People’s Court, or the Shanghai Yangpu Court, against Zhongmin, alleging that Zhongmin had failed to repay a loan of RMB10 million due to Shanghai Hongshi. On January 14, 2019, the Shanghai Yangpu Court issued a civil ruling paper of property preservation, which ordered the freezing of RMB10 million deposit of Zhongmin or the attachment of the equivalent property. A civil summon was also issued by the Shanghai Yang Pu Court on January 1, 2019, requesting the summoned appear before the court on February 13, 2019. The two parties are currently negotiating on a settlement, and Zhongmin had applied to the court for a postponement of the hearing. The specific time of the hearing is to be notified by the court.

On February 1, 2019, WM Ming Hotel Co., Ltd., or WM Ming, filed a claim with the Shanghai Yangpu Court against Zhongmin, alleging that Zhongmin had failed to repay a loan of RMB6 million due to WM Ming, which we believe is the amount of investment payable by WM Ming, and Zhongmin is requesting WM Ming to verify.

The legal representative of Shanghai Hongshi and WM Ming is Ms. Huimin Wang, who is also our director. Although we are attempting to negotiate with the relevant parties, uncertainties exist as to whether we are obligated to pay the two loans mentioned in the preceding two paragraphs.

Other than as set forth above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by Our WFOEs. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.”

B.	Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING.

A.	Offer and listing details.

See “C. Markets.”

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our ADSs are listed on The Nasdaq Global Market under the symbol “JMU.” Each ADS represents 180 ordinary shares.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2018 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third-party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our fourth amended and restated memorandum and articles of association do not permit us to issue bearer shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law and to the fourth amended and restated articles of association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Transfer of Ordinary Shares

Subject to the restrictions contained in our fourth amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Share Repurchases

We are empowered under our fourth amended and restated memorandum of association to purchase our shares subject to the Companies Law and our fourth amended and restated articles of association. Our fourth amended and restated articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Law and, where applicable, the rules of the Nasdaq Global Market and the applicable regulatory authority.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our fourth amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when (a) a company acts or proposes to act illegally or ultra vires; (b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

In addition, directors of a Cayman Islands company must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board. Our fourth amended and restated memorandum and articles of association provides that a director with an interest (direct or indirect) in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he is or has become so interested.

A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our fourth amended and restated memorandum and articles of association and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

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

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our fourth amended and restated articles of association, on the requisition of shareholders representing not less than 30% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our fourth amended and restated articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

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

Under the Companies Law of the Cayman Islands and our fourth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.	Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” elsewhere in this annual report or below.

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

Our PRC citizen or resident beneficial owners are applying for registrations under SAFE Circular 37 with the relevant local counterpart of SAFE in Beijing. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 37 or other related regulations. Failure to comply with the required SAFE registration and updating requirements described above could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.”

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

Regulations on Dividend Distribution

Wholly foreign-owned companies in China, such as Our WFOEs, may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the commercial banks. Wholly foreign-owned companies are not permitted to pay dividends unless they set aside at least 10% of their respective accumulated profits after-tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to other funds at their discretion. These statutory reserve funds and other funds are not distributable as cash dividends.

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

Dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation.” A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, and thus, pursuant to the United States Treasury Department guidance, our ADSs are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that do not back ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation. For discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” Even if dividends would be treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or to the extent that such United States Holders elect to treat the dividend income as “investment income” under the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, for United States federal income tax purpose for the taxable year in which such dividends are paid or for the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, PRC withholding taxes on dividends (limited, in the case of a U.S. holder who qualifies for the benefits of the Treaty, to the extent not exceeding the applicable dividend withholding rate under the Treaty), generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and generally will constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2018. With respect to our 2019 taxable year and foreseeable future taxable years, and subject to the uncertainty regarding the treatment of our contractual arrangements with our consolidated affiliated entities (discussed below), we presently do not anticipate that we will be a PFIC based upon the expected composition of our income and assets and the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs and ordinary shares). The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC for our 2019 taxable year or any future taxable year due to changes in our asset or income composition or the value of our assets. Because the value of our assets may be determined by reference to our market capitalization, and because the market price of our ADSs and ordinary shares may be volatile, a decrease in the price of our ADSs may also result in our becoming a PFIC. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. In addition, although the law in this regard is not entirely clear, we treat Our VIEs as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for taxable years ending after the date of our initial public offering.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$26.1 thousand for the years ended December 31, 2016, and had interest expense of US$0.4 million and US$0.9 million for the years ended December 31, 2017 and 2018, respectively. We had cash and cash equivalents of US$0.4 million as of December 31, 2018. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$3.6 thousand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not linked to the amounts of fees the depositary collects from investors. We have received US$0.09 million from the depositary until the date of this annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 14E. USE OF PROCEEDS.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-201413) for our initial public offering of 4,000,000 ADSs, which became effective on March 31, 2015. We received net proceeds of approximately US$37.3 million from our initial public offering, which we have already all applied to our operations thereafter.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were effective on December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm pursuant to the transition periods established by rules of the SEC for an emerging growth company.

Changes in Internal Control over Financial Reporting

There was one material weaknesses in internal control over financial reporting during our preparation of the financial statements for the year ended December 31, 2015 which was remediated as of December 31, 2017. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP.

In 2018, we implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	increasing the number of qualified financial reporting personnel;
•	improving the capabilities of existing financial reporting personnel through training and education in accounting and reporting requirements under GAAP and SEC rules and regulations;
•	involving professional personnel to review the period-end closing process;
•	developing, communicating and implementing an accounting policy manual for our financial reporting personnel for recurring transactions and period-end closing processes; and
•	establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our condensed consolidated financial statements and related disclosures.

We believe that the measures taken above enhanced our internal control over financial reporting and were sufficient to remediate the material weakness identified. However, there is no guarantee that our remediation efforts will result in the attestation from our independent registered public accounting firm, if required, that our internal control over financial reporting is effective as of December 31, 2018.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Tianruo (Robert) Pu, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of business conduct and ethics which is applicable to our directors, officers and employees. Our code of business conduct and ethics has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-201413) initially filed with the SEC on January 9, 2015.

ITEM 17C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms.

	For the Year Ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees (1)	623	703
Total	623	703

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On April 1, 2019, we dismissed Ernst & Young Hua Ming LLP, or Ernst & Young, as our independent registered public accounting firm. The decision was not made due to any disagreements with Ernst & Young. Effective from April 4, 2019, we appointed Michael T Studer CPA P.C. (the Studer Group), or Michael T Studer, as our new independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board.

Ernst & Young's audit reports on our consolidated financial statements as of December 31, 2017 and for each of the years ended December 31, 2017 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified.

During each of the years ended December 31, 2016, 2017 and 2018 and the subsequent interim period through April 1, 2019, there were (i) no disagreements between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make reference thereto in their reports, and (ii) no "reportable events" requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Ernst & Young with a copy of the disclosures from the first paragraph to the third paragraph under this Item 16F and requested from Ernst & Young a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Ernst & Young's letter dated June 28, 2019 is attached as Exhibit 15.1.

During each of the years ended December 31, 2016, 2017 and 2018 and the subsequent interim period through April 1, 2019, neither we nor anyone on behalf of us has consulted with Michael T Studer regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Michael T Studer concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

After considering all the facts and circumstances, our audit committee determined that Michael T Studer would be capable of exercising objective and impartial judgment in connection with the audits of our financial statements.

Therefore, with respect to the independence matter described above, we concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Michael T Studer was and would be capable of exercising objective and impartial judgment in connection with the audits of our financial statement for the fiscal year ended December 31, 2018 and future periods.

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

ITEM 18.  FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.  EXHIBITS.

Exhibit No.	Description of Exhibit
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to exhibit 3.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
2.1	Deposit Agreement by and among the Registrant and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)
3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
4.2	Master Exclusive Service Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd.(incorporated by reference to exhibit 4.10 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.3	Business Cooperation Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.11 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.4	Exclusive Option Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.5	Equity Interest Pledge Agreement, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.6	Proxy Agreement and Power of Attorney, dated as of May 13, 2015, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and the shareholder of Shanghai Zhongmin Supply Chain Management Co., Ltd. (incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed with the SEC on April 29, 2016)
4.7	Registration Rights Agreement, dated as of June 8, 2015, by and among the Registrant, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd., Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu (incorporated by reference to exhibit 99.8 to the Schedule 13D (File No. 005-88838) filed with the SEC on September 21, 2015)

4.8	Working Capital Provision Agreement, dated as of May 25, 2017, by and between the Registrant, Xiaoxia Zhu and Huimin Wang. (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on May 26, 2017)
4.9	Supplemental Agreement, dated as of December 28, 2016, by and among Shanghai Zhongming Supply Chain Management Co., Ltd., Shanghai Zhongmin Supply Chain Management Co., Ltd. and Shanghai Zhongmin Investment and Development Group Co., Ltd. (formerly known as Shanghai Zhongmin Investment and Development Group Co., Ltd.) (incorporated by reference to exhibit 4.18 of our annual report on Form 20-F filed with the SEC on May 26, 2017)
4.10	Financial Support Letter, dated as of May 18, 2017, from the Registrant to Shanghai Zhongmin Supply Chain Management Co., Ltd.(incorporated by reference to exhibit 4.19 of our annual report on Form 20-F filed with the SEC on May 26, 2017)
4.11	Working Capital Provision Agreement, dated as of April 23, 2018, by and between the Registrant, Xiaoxia Zhu and Huimin Wang (incorporated by reference to exhibit 4.15 of our annual report on Form 20-F filed with the SEC on April 24, 2018)
4.12*	Financial Support Letter, dated as December 31, 2018, from the Registrant to Shanghai Zhongmin Supply Chain Management Co., Ltd.
4.13*	Financial Support Letter, dated as December 31, 2018, from Ms. Xiaoxia Zhu to the Registrant
4.14*	Exclusive Business Operation Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd.
4.15*	Exclusive Option Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technolocy Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd.
4.16*	Equity Interest Pledge Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technology Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd.
4.17*	Power of Attorney, dated as of May 17, 2019, by each shareholder of Beijing Lianji Technology Co., Ltd.
4.18*	Share Purchase Agreement, dated as of May 21, 2019, by and among the Registrant, Mr. Haohan Xu and Unicorn Investment Limited
4.19*	Registration Rights Agreement, dated as of May 21, 2019, by and between the Registrant and Mr. Haohan Xu
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to exhibit 99.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
12.1*	Certification of Chief Executive Officer Pursant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Letter from Ernst & Young Hua Ming LLP to the SEC
15.2*	Consent of Ernst & Young Hua Ming LLP
15.3*	Consent of Michael T Studer CPA P.C.
15.4*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)
15.5*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JMU LIMITED

By:	/s/ Xiaoxia Zhu
	Name:	Xiaoxia Zhu
	Title:	Chief Executive Officer

Date: June 28, 2019

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JMU Limited (formerly known as Wowo Limited):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of JMU Limited (formerly known as Wowo Limited) (the "Company") as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern Matter

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s present financial situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York, USA

June 28, 2019

We have served as the Company’s auditor since 2019.

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

/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China

April 24, 2018

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2017	2018
ASSETS:
Current assets:
Cash and cash equivalents		4,912,170	356,673
Accounts receivable, net of allowance of $nil and $295,472 as of December 31, 2017 and 2018	5	3,295,818	176,120
Inventories		538,660	585,760
Prepaid expenses and other current assets, net	6	2,245,788	1,121,495
Amounts due from related parties, net of allowance for $nil and $676,476 as of December 31, 2017 and 2018	18	3,062,797	2,378,709
Total current assets		14,055,233	4,618,757

Non-current assets:
Property and equipment, net	7	1,795,233	406,021
Acquired intangible assets, net	8	10,263,941	-
Investment	9	768,486	-
Goodwill	10	108,940,433	-
Deferred tax assets	13	156,782	-
Other non-current assets		161,723	-
Total non-current assets		122,086,598	406,021

TOTAL ASSETS		136,141,831	5,024,778

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of VIE without recourse to the Company of $7,684,859 and $7,272,198 as of December 31, 2017 and 2018, respectively)	11	7,684,859	7,272,198
Accounts and notes payable (including accounts and notes payable of VIE without recourse to the Company of $3,980,560 and $540,899 as of December 31, 2017 and 2018, respectively)		3,980,826	542,732
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $8,345,461 and $5,336,699 as of December 31, 2017 and 2018, respectively)	12	9,292,260	6,916,744
Advance from customers (including advance from customers of VIE without recourse to the Company of $1,243,739 and $422,702 as of December 31, 2017 and 2018, respectively)		1,243,739	422,816
Amounts due to related parties (including amounts due to related parties of VIE without recourse to the Company of $87,385 and $3,311,752 as of December 31, 2017 and 2018, respectively)	18	603,883	5,134,709
Total current liabilities		22,805,567	20,289,199

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2017	2018
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of $1,386,749 and $nil as of December 31, 2017 and 2018, respectively)		1,534,449	29,540
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of $nil and $nil as of December 31, 2017 and 2018, respectively)	13	2,565,985	-
Amount due to related parties (including amount due to related parties of the VIE without recourse to the Company of $5,685,971 and $6,892,316 as of December 31, 2017 and 2018, respectively)	18	5,685,971	6,892,316
Total non-current liabilities		9,786,405	6,921,856

TOTAL LIABILITIES		32,591,972	27,211,055

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 1,476,208,670 shares authorized, 1,476,208,670 shares issued and outstanding as of December 31, 2017 and 2018)	14	14,766	14,768
Additional paid-in capital		634,070,842	634,016,215
Accumulated deficit		(513,903,256)	(637,143,041)
Accumulated other comprehensive loss		(16,632,493)	(19,074,219)
Total shareholders’ equity/(deficit)		103,549,859	(22,186,277)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		136,141,831	5,024,778

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2016	2017	2018

Revenues
Related parties	18	10,078,276	17,485,226	10,873,060
Third parties		63,122,885	71,251,323	25,582,236
Total revenues		73,201,161	88,736,549	36,455,296

Cost of revenues		(72,856,808)	(88,187,781)	(35,579,218)
Gross profit		344,353	548,768	876,078

Operating expenses:

Selling and marketing (including share-based compensation of $680,124, $538,897 for the years ended December 31, 2016 and 2017 , respectively and reversal of $241,150 for the year ended December 31, 2018)		(20,405,602)	(15,206,658)	(5,792,802)

General and administrative (including share-based compensation of $417,419, $528,889 and $184,445 for the years ended December 31, 2016, 2017 and 2018, respectively)		(7,530,851)	(6,696,601)	(4,303,062)
Impairment loss		-	(147,018,425)	(115,178,704)
Total operating expenses		(27,936,453)	(168,921,684)	(125,274,568)
Loss from operations		(27,592,100)	(168,372,916)	(124,398,490)

Interest income/(expense), net		26,147	(411,164)	(906,510)
Other income/(expense), net		39,351	27,921	(33,191)
Loss before provision for income taxes		(27,526,602)	(168,756,159)	(125,338,191)
Income tax benefits	13	2,233,457	6,857,180	2,098,406

Net loss		(25,293,145)	(161,898,979)	(123,239,785)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2016	2017	2018

Net loss attributable to holders of ordinary shares of JMU Limited		(25,293,145)	(161,898,979)	(123,239,785)

Net loss per ordinary share	17
Basic		(0.02)	(0.11)	(0.08)
Diluted		(0.02)	(0.11)	(0.08)

Weighted average shares used in calculating net loss per ordinary share	17
Basic		1,474,087,060	1,476,144,194	1,476,801,177
Diluted		1,474,087,060	1,476,144,194	1,476,801,177

The accompanying notes are an integral part of these consolidated financial statements

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2016	2017	2018

Net loss		(25,293,145)	(161,898,979)	(123,239,785)
Other comprehensive (loss)/income, net of tax of $nil:
Change in cumulative foreign currency translation adjustment		(33,515,974)	15,975,288	(2,441,726)
Comprehensive loss		(58,809,119)	(145,923,691)	(125,681,511)

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ equity	Non controlling interests	Total shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2016	1,476,208,670	14,447	630,469,782	-	(326,711,132)	908,193	304,681,290	-	304,681,290
Share options exercised (Note 14)	2,294,208	23	49,972	-	-	-	49,995	-	49,995
Restricted share units vested (Note 14)	28,639,900	286	(286)	-	-	-	-	-	-
Share-based compensation (Note 16)	-	-	1,097,543	-	-	-	1,097,543	-	1,097,543
Obligation to issue ordinary shares (Note 3)	-	-	1,377,503	-	-	-	1,377,503	-	1,377,503
Net loss	-	-	-	-	(25,293,145)	-	(25,293,145)	-	(25,293,145)
Other comprehensive loss	-	-	-	-	-	(33,515,974)	(33,515,974)	-	(33,515,974)
Settlement of share options exercised with shares held by depository bank (Note 14)	(30,934,108)	-	-	-	-	-	-	-	-
Balance as of December 31, 2016	1,476,208,670	14,756	632,994,514	-	(352,004,277)	(32,607,781)	248,397,212	-	248,397,212

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ equity	Non controlling interests	Total shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2017	1,476,208,670	14,756	632,994,514	-	(352,004,277)	(32,607,781)	248,397,212	-	248,397,212
Share options exercised (Note 14)	1,042,002	10	8,542	-	-	-	8,552	-	8,552
Share-based compensation (Note 16)	-	-	1,067,786	-	-	-	1,067,786	-	1,067,786
Net loss	-	-	-	-	(161,898,979)	-	(161,898,979)	-	(161,898,979)
Other comprehensive income	-	-	-	-	-	15,975,288	15,975,288	-	15,975,288
Settlement of share options exercised with shares held by depository bank (Note 14)	(1,042,002)	-	-	-	-	-	-	-	-
Balance as of December 31, 2017	1,476,208,670	14,766	634,070,842	-	(513,903,256)	(16,632,493)	103,549,859	-	103,549,859

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total JMU Limited shareholders’ deficit	Non controlling interests	Total shareholders’ deficit
	Number of Shares	Amount
Balance as of January 1, 2018	1,476,208,670	14,766	634,070,842	-	(513,903,256)	(16,632,493)	103,549,859	-	103,549,859
Share options exercised (Note 14)	207,972	2	2,078	-	-	-	2,080	-	2,080
Share-based compensation (Note 16)	-	-	(56,705)	-	-	-	(56,705)	-	(56,705)
Net loss	-	-	-	-	(123,239,785)	-	(123,239,785)	-	(123,239,785)
Other comprehensive income	-	-	-	-	-	(2,441,726)	(2,441,726)	-	(2,441,726)
Settlement of share options exercised with shares held by depository bank (Note 14)	(207,972)	-	-	-	-	-	-	-	-
Balance as of December 31, 2018	1,476,208,670	14,768	634,016,215	-	(637,143,041)	(19,074,219)	(22,186,277)	-	(22,186,277)

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2016	2017	2018

Cash flows from operating activities:
Net loss	(25,293,145)	(161,898,979)	(123,239,785)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,097,543	1,067,786	(56,705)
Depreciation and amortization	8,900,192	8,626,844	1,508,862
Provision for doubtful accounts receivable	-	-	293,814
Provision for doubtful other receivables	-	584,956	281,624
Provision for doubtful amounts due from related parties			672,680
Impairment loss	-	147,018,425	115,178,704
Income tax benefits	(2,233,457)	(6,857,180)	(2,098,406)
Customer credits earned under the loyalty program to be settled in shares	1,377,503	-	-
Changes in operating assets and liabilities:
Accounts receivable	1,936,461	(1,482,984)	2,753,995
Inventories	(142,273)	(288,361)	(79,091)
Prepaid expenses and other current assets	15,797,204	6,167,381	764,097
Amounts due from related parties	567,545	(2,730,537)	(1,452,565)
Other non-current assets	(158,469)	-	159,212
Accounts and notes payable	(1,436,785)	1,572,143	(3,354,430)
Accrued expenses and other current liabilities	(8,612,603)	(906,516)	(2,949,494)
Amounts due to related parties	1,474,304	(847,621)	8,769,658
Other non-current liabilities	899,594	100,895	(1,483,360)
Net cash used in operating activities	(5,826,386)	(9,873,748)	(4,331,190)

Cash flows from investing activities:
Purchase of property and equipment	(1,860,321)	(741,079)	(13,064)
Payment for investment	(720,150)	-	-
Net cash used in investing activities	(2,580,471)	(741,079)	(13,064)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2016	2017	2018

Cash flows from financing activities:
Cash received/(Payment to) from related parties	-	5,089,207	1,686,123
Proceeds from/(Repayment to) short-term bank borrowings	-	7,553,366	-
Net cash provided by financing activities	-	12,642,573	1,686,123
Effect of exchange rate changes	(140,157)	279,538	(1,897,366)
Increase/(decrease) in cash and cash equivalents	(8,547,014)	2,307,284	(4,555,497)

Cash and cash equivalents, beginning of the year	11,151,900	2,604,886	4,912,170
Cash and cash equivalents, end of the year	2,604,886	4,912,170	356,673
Supplement disclosure of cash flow information:
Interest paid	-	154,295	354,830

The accompanying notes are an integral part of these consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

JMU Limited, formerly known as “Wowo Limited”, (the “Company”), was incorporated in Cayman Islands on July 13, 2011. The Company and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are primarily engaged in operating a business-to-business ("B2B") online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry in the People’s Republic of China ("PRC").

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

On December 28, 2016, the Company changed its name from Wowo Limited to JMU Limited.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

As of December 31, 2018, the Company’s major subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) are as follows:

	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
New Admiral	April 27, 2015	Cayman Islands	100%
Join Me Group (HK) Investment Company Limited (“JMU Investment”)	June 8, 2015	Hong Kong	100%
Join Me Group Supply Chain Management Company Limited (“JMU Supply Chain”)	October 15, 2015	Hong Kong	100%
Shanghai Zhongming Supply Chain Management Co., Ltd. (“Shanghai Zhongming” or “WFOE” )	June 8, 2015	PRC	100%

VIE:
Shanghai Zhongmin Supply Chain Management Co., Ltd. (“Shanghai Zhongmin” or “VIE”)	June 8, 2015	PRC	N/A

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

The following is a summary of the various VIE agreements:

•	Agreements that Transfers Economic Benefits and Risks to the Company

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

Subsequently, the Company entered into financial support undertaking letter with VIE and pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its shareholder does not have sufficient funds or are unable to repay.

•	Agreements that Provide the Company with Effective Control over VIE

Exclusive Option Agreement

The VIE’s shareholder has entered into an exclusive option agreement with WFOE, pursuant to which WFOE has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in VIE from the shareholder. The purchase price for the entire equity interest is to be the minimum price permitted by applicable PRC laws and administrative regulations. If there is no minimum price under PRC laws or administrative regulations, the price shall be determined by the WFOE or on a basis of the registration capital of VIE. The term of the exclusive option agreement shall remain effective upon written confirmation issued by the WFOE to VIE and its shareholder 30 days before the termination. VIE and its shareholder has no right to unilaterally terminate the agreement.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

•	Agreements that Provide the Company with Effective Control over VIE (continued)

Proxy and Power of Attorney Agreement

The VIE’s shareholder has signed an irrevocable proxy and power of attorney agreement to appoint WFOE, or its designee, as the attorney-in-fact to act on VIE’s shareholder's behalf on all rights that the shareholder has in respect of such shareholder's equity interest in VIE conferred by relevant laws and regulations and the articles of association of VIE. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of VIE held by the shareholder. The proxy and power of attorney shall remain effective upon written confirmation issued by WFOE to VIE and its shareholder 30 days before the termination. VIE and its Shareholder has no right to unilaterally terminate the agreement.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (continued)

The following financial statement balances and amounts of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as follows after the elimination of intercompany balances and transactions among VIE and VIE’s subsidiaries within the Group:

	As of December 31,
	2017	2018
	US$	US$

Cash and cash equivalents	4,802,420	245,866
Accounts receivable, net	3,295,818	176,120
Inventories	538,660	585,760
Prepaid expenses and other current assets, net	1,881,988	1,007,406
Amounts due from related parties	3,062,797	4,038,884
Total current assets	13,581,683	6,054,036
Property and equipment, net	1,715,795	344,150
Investment	768,486	-
Other non-current assets	161,723	-
Total non-current assets	2,646,004	344,150
TOTAL ASSETS	16,227,687	6,398,186

Short-term bank borrowings	7,684,859	7,272,198
Accounts and notes payable	3,980,560	540,899
Accrued expenses and other current liabilities	8,345,461	5,336,699
Advance from customers	1,243,739	422,702
Amounts due to related parties	87,385	3,311,752
Total current liabilities	21,342,004	16,884,250
Other non-current liabilities	1,386,749	-
Amounts due to related parties	5,685,971	6,892,316
Total non-current liabilities	7,072,720	6,892,316
TOTAL LIABILITIES	28,414,724	23,776,566

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (continued)

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$

Revenues	66,288,019	80,668,230	28,978,124
Net loss	(17,022,631)	(12,419,220)	(8,195,049)

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$

Net cash provided by/(used in) operating activities	2,657,916	(9,152,256)	(6,241,888)
Net cash used in investing activities	(2,578,472)	(741,079)	(13,064)
Net cash provided by financing activities	-	12,642,573	1,686,123

The VIE contributed an aggregate of 90.6%, 90.9% and 79.5% of the consolidated revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIE accounted for an aggregate of 11.9% and 127.3%, respectively, of the consolidated total assets, and 87.2% and 87.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of certain cash and cash equivalents, certain prepaid expenses and other current assets and certain property and equipment. The recognized and unrecognized revenue-producing assets that are held by the VIE are primarily property and equipment and online platform.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company’ PRC subsidiary, WOFE, shall provide financial support to VIE in the form of bank loans or other forms as permitted under PRC law. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

2.	GOING CONCERN

The Group experienced a net loss of approximately $25.3 million, $161.9 million and $123.2 million for the years ended December 31, 2016, 2017 and 2018, respectively, and negative cash flows from operations of approximately $5.8 million, $9.9 million and $4.3 million for the years ended December 31, 2016, 2017 and 2018, respectively. As at 31 December 2018, the Group’s current liabilities exceeded its current asset by $15.7 million and there was a capital deficiency of $22.2 million. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. However, management believes the Group has the ability to fulfill its financial obligations and will continue as a going concern because Ms. Xiaoxia Zhu (“Ms. Zhu”) has agreed in writing to provide adequate funds during the period when she remains as director and chief executive officer of the Group to enable the Group to meet in full its financial obligations as they fall due through June 28, 2020.

The Group believes that it can realize its assets and satisfy its liabilities in the normal course of business with the financial support from Ms. Zhu. As a result, the consolidated financial statements have been prepared assuming the Group will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Group is unable to continue as a going concern.

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating useful lives and impairment for property and equipment and acquired intangible assets, impairment of goodwill, valuation allowance for deferred tax assets and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

F-22

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net of allowance

Accounts receivable represents those receivables derived in the ordinary course of business, carried at net realizable value.

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The provision for doubtful accounts receivable for the years ended December 31, 2016, 2017 and 2018 was $nil, $nil and $293,814, respectively.

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

Written-down amounts are recorded in cost of goods sold in the consolidated statements of operations. No inventory provision was recognized for each of the three years ended December 31, 2018.

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

An impairment loss of $nil, $19,765,615 and $8,637,214 were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Group has determined to perform the annual impairment tests on December 31 of each year. The goodwill as of December 31, 2016, 2017 and 2018 was attributable solely to the JMU business on which an impairment loss of $nil, $127,252,810 and $105,818,351 were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment

Cost Method Investment

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. The Group regularly evaluates the impairment of the investment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized in earnings is equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Cost method accounting is also applied to investment that are not considered as “in-substance” common stock investment, and do not have readily determinable fair value.

No impairment was recognized for each of the two years ended December 31, 2017. For the year ended December 31, 2018, we recognized an impairment charge of $723,139.

Revenue recognition

The Group recognizes revenue from the sales of rice, flavoring, oil, seafood, wine and other types of generic food and beverage products through its online platform www.ccjoin.com. The website also serves as an online platform to connect third-party vendors and customers. The Group recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Online platform services

The Group also provides the online platform services to connect third-party sellers and purchasers for their transactions via its online marketplace. Online platform sales are made from the online stores under the third-party sellers’ names, and the Group records the related revenue on a net basis as the Group acts as the agent in these arrangements: it is not the primary obligor, does not bear inventory risk, and does not have the ability to establish the price or discretion in supplier selection. For the years ended December 31, 2016, 2017 and 2018, revenues related to the online platform services were nominal, as the Group normally does not charge any service fees to the third-party sellers and purchasers.

Value-added tax

VAT is calculated at 0% on the revenue from primary agricultural products, 11% or 10% on the revenue from other agricultural products and 17% or 16% on the revenue from sales of other products. The Group reports revenue net of VAT. WFOE, VIE and VIE's subsidiaries are VAT general tax payers, which are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of revenue

Cost of revenues primarily consists of purchased cost of the products sold related to online direct sales and payroll of the operating personnel.

Advertising and promotional expenses

Advertising and promotional expenses, including advertisements through various form of media and kinds of marketing and promotional activities, are included in “Selling and marketing expense” in the consolidated statements of operations and are expensed when incurred. Advertising and marketing expenses for the years ended December 31, 2016, 2017 and 2018 are $498,045, $101,232 and $137,464, respectively.

Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the consolidated statements of operations. In 2016, the Group entered into a 15-year lease arrangement for its new headquarters in Shanghai, China, which provided a seven month rent free period. In 2018, the Company changed its address of its principal executive office with no rent free period and cancelled the former lease arrangement. As of December 31, 2016, 2017 and 2018, the Group recognized non-current liabilities related to straight-lining of the seven month rent free period and the step increases in monthly rent to be paid over the lease term of $1,086,342, $1,386,749 and $nil, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Loyalty program

In 2016, the Group launched a customer loyalty program to certain qualified customers, who can earn customer credits from purchases if their annual spending with the Group exceeds RMB10 million. In 2017, the Group announced its revised customer loyalty program to certain qualified customers for granting customer credits only if their annual spending with the Group exceeds RMB100 million. The customers can redeem the earned credits for gift merchandise. In 2018, the Company abrogated customer loyalty program.

During 2016, the Group negotiated settlement of earned loyalty credits with 13 of its customers in ordinary shares of the Company. As part of the settlement, the Group agreed to issue 4.42 million of its ordinary shares, and recognized $1,377,503 in paid-in capital and selling expenses based on the grant date fair value of the ordinary shares. The Group is not legally obligated or expected to continue the redemption of the credits for the ordinary shares in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from operations, as their effect would be anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term bank borrowings, amounts due from/to related parties, accounts receivable, accounts payable and investment. The carrying values of cash, short-term bank borrowings, amounts due from/to related parties, accounts receivable and accounts payable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities. The Group determined that it is not practicable to estimate the fair value of its cost method investment as of December 31, 2018 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisition.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

As a company with less than US$1 billion in gross revenue for the last fiscal year, we qualify as an “emerging growth company” (“EGC”) pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, for public business entities.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group as an EGC has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard on January 1, 2019 using the modified retrospective method. The Group has substantially completed its assessment and currently does not expect the adoption of this guidance will have significant effects on the Group’s revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In January 2016, the FASB issued ASU No. 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, for public business entities. The Group as an EGC has elected to adopt this standard as of the effective date applicable to nonissuers and will implement the new standard on January 1, 2019 using the modified retrospective method. This accounting standards update does not have a material impact on the Group’s consolidated financial statements.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. The Group as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2020 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2018, the Group has US$145,444 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 19).

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group as an EGC has elected to adopt the new ASU as of the effective date applicable to nonissuers and will implement the new ASU on January 1, 2020 using the modified retrospective method. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU requires that 1) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, 2) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and 3) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Group adopted this ASU on its effective date of January 1, 2018 and did not have any material impact on its consolidated financial statements upon adoption.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities: The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments are also effective for private entities with fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

4.	CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Customers accounting for 10% or more of total revenue are:

	For the years ended December 31,
Customer	2016	2017	2018

A	20.4%	*	*
B	*	22.6%	*
C	*	*	16.8%
D	*	*	14.7%

Customers accounting for 10% or more of accounts receivable are:

	As of December 31,
Customer	2017	2018

A	12.7%	*
B	59.4%	*
C	*	32.7%
D	*	12.2%

*     Less than 10%

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 6.8% and 5.7% in the year ended December 31, 2016 and 2018, respectively and appreciation 5.8% in the year end December 31, 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2017	2018
	US$	US$

Accounts receivable	3,295,818	471,592
Less: allowance for doubtful accounts	-	(295,472)
	3,295,818	176,120

As of December 31, 2017 and 2018, all accounts receivable are due from third-party customers for online direct sales.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

		As of December 31,
		2017	2018
		US$	US$

Advance to suppliers		1,248,701	347,409
Other receivables, net of allowance for doubtful accounts of $584,956 and $751,491 at December 31, 2017 and December 31, 2018, respectively	(i)	228,436	111,938
Prepaid rental expenses and other deposits		124,863	73,446
Advance to employees		118,052	187,301
Other current assets		525,736	401,401
		2,245,788	1,121,495

(i)	In circumstances where a supplier defaults, and where the Group is asserting a breach of contract and seeking monetary recovery of the remaining deposit from the supplier, the Group reclassifies the respective advance to suppliers to other receivables within “Prepaid expenses and other current assets” in the consolidated balance sheets. A provision for loss is recognized in operating expenses when the loss on such assets is determined to be probable and amount can be reasonably estimated.

The Group provided provision of $nil, $584,956 and $166,535 for other receivables during the year ended December 31, 2016, 2017 and 2018, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2017	2018
	US$	US$

Leasehold improvement	1,533,673	-
Computer equipment	814,870	625,966
Office equipment	176,160	164,957
Vehicles	129,907	122,931
Total	2,654,610	913,854
Less: accumulated depreciation	(859,377)	(507,833)
Property and equipment, net	1,795,233	406,021

On December 21, 2018, as discussed in Note 19, the Company terminated its lease of its headquarters located in Shanghai. As a result of the termination of the lease, the Company wrote off leasehold improvements of $614,282, net of accumulated depreciation of $459,222 and recorded a loss of $614,282 which has been included in general and administrative expenses in the accompanying Consolidated Statement of Operations for the year ended December 31, 2018..

For the years ended December 31, 2016, 2017 and 2018, depreciation and amortization expense was $259,307, $267,458 and $337,643, respectively. No impairment loss was recognized for the years ended December 31, 2016, 2017 and 2018.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

8.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consist of the following:

	As of December 31,
	2017	2018
	US$	US$

Trade name/domain name	15,291,990	14,470,842
Non-compete agreements	9,513,676	9,002,811
Online platform	1,285,326	1,216,307
Customer relationship	26,158,110	24,753,474
Total	52,249,102	49,443,434
Less: Accumulated amortization	(22,219,546)	(22,148,435)
Less: Accumulated impairment	(19,765,615)	(27,294,999)
Acquired intangible assets, net	10,263,941	-

The movement of acquired intangible assets for the years ended December 31, 2017 and 2018 is as follows:

US$

Balance as of January 1, 2017	36,274,238
Amortization	(8,359,386)
Foreign currency translation adjustment	2,114,704
Impairment	(19,765,615)
Balance as of December 31, 2017	10,263,941

Amortization	(1,171,219)
Foreign currency translation adjustment	(455,508)
Impairment	(8,637,214)
Balance as of December 31, 2018	-

The amortization expense of acquired intangible assets was $8,640,885, $8,359,386 and $1,171,219 for the years ended December 31, 2016, 2017 and 2018, respectively. Impairment loss of $nil, $19,765,615 and $8,637,214 was provided by the Group for the years ended December 31, 2016, 2017 and 2018, respectively.

During the year ended December 31, 2018, the Group provided impairment loss of $5,566,496, $350,189 and $2,720,529 for Trade name/domain name, Online platform and Customer relationship, respectively, to write down the carrying amount to their fair value respectively (Note 15).

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

9.	INVESTMENT

	As of December 31,
	2017	2018
	US$	US$

Cost investment:
Investment in Cold Chain Link (Shanghai) Internet of Things Co., Ltd.	768,486	727,220
Less: accumulated impairment	-	(727,220)
	768,486	-

In May 2016, the VIE entered into a share purchase agreement with Cold Chain Link (Shanghai) Internet of Things Co., Ltd., formerly known as Cold Chain Link Global (Shanghai) Logistic Co., Ltd., (“CCLG”) and CCLG’s original shareholders for acquiring a 10% equity interest for total consideration of RMB20 million ($3.0 million). The agreement provides that the Board of Directors of CCLG shall consist of three directors, and that the VIE may appoint one director. On August 16, 2017, the VIE executed an Investment Redemption Agreement with the two controlling shareholders of CCLG. This agreement provides the VIE a right of redemption from August 2020 to August 2022 to request redemption from CCLG’s two controlling shareholders of its RMB 5,000,000 investment in CCLG.

As of December 31, 2018, the Group has paid RMB5 million ($727,220) and the remaining capital commitment for this investment is RMB15 million ($2,181,660) as of December 31, 2018 (Note 19).

According to unaudited financial statements of CCLG, CCLG had total shareholders’ equity of $773,327 at December 31, 2018 and had net losses of $381,022 and $1,296,356 for the years ended December 31, 2018 and 2017, respectively. Accordingly, we have recognized an impairment loss of $723,139 at December 31, 2018 and reduced the carrying value of our investment to $nil.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

10.	GOODWILL

	As of December 31,
	2017	2018
	US$	US$

Gross amount	327,895,884	327,895,884
Less: Accumulated impairment	(218,955,451)	(327,895,884)
	108,940,433	-

The changes in the goodwill balance for the years ended December 31, 2017 and 2018 are as follows:

US$

Balance as of January 1, 2017	221,337,157
Foreign currency translation adjustment	14,856,086
Impairment	(127,252,810)
Balance as of December 31, 2017	108,940,433

Foreign currency translation adjustment	(3,122,082)
Impairment	(105,818,351)
Balance as of December 31, 2018	-

The Group has one reporting unit and applies discounted cash flows for its impairment test as of December 31 of each year. The Group recorded an impairment loss of $ nil, $127,252,810 and $105,818,351 for the years ended December 31, 2016, 2017 and 2018, respectively.

11.	SHORT-TERM BANK BORROWINGS

In July 2017, the VIE, entered into a banking facility arrangement with Bank of Dalian Shanghai Branch, pursuant to which the VIE is entitled to borrow RMB denominated loan of RMB50 million ($7.6 million, equivalently), for a one-year period from July 25, 2017 to July 24, 2018.

The facility agreement was guaranteed by the Company’s shareholders, Ms. Zhu and Ms. Wang and Ms. Wang also provided her own property as collateral (Note 18).

On April 23, 2018, Ms. Zhu Xiaoxia signed a shareholder support letter with JMU Limited, stipulating that she will unconditionally provide funds to JMU Limited to meet its operational needs within 12 months after the signing date of the letter of commitment.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

11.	SHORT-TERM BANK BORROWINGS (CONTINUED)

The Facility agreement contains provisions that require, among other things, approval from the bank on (1) reduction of ownership, divestitures, mergers, joint ventures, and reorganizations; (2) selling and renting Company assets; (3) providing of collateral to third parties; and (4) other matters that impact the bank’s claim. The bank has the right to give oversight on the use of the line. The bank has the right to perform due diligence on the line of credit. If the terms are not followed, the bank has the right to reduce the credit amount or terminate the agreement. The Facility agreement also provides that a second loan must not be taken out by the Company using collateral without the bank’s approval, that the Company periodically provide financial statements and other support to the bank, and that the Company inform the bank on significant matters pertaining to the Company such as changes in management and changes in ownership. To the date of the issuance of these financial statements, the bank has not indicated its intention to currently terminate the line or make a demand for repayment of the amount currently outstanding under the line.

On August 10, 2017 and August 16, 2017, the Group drew down RMB27 million ($4.1 million) and RMB23 million ($3.5 million), respectively, with fixed interest rate of 5.66% per annum.

On August 6, 2018, the Group extended the loan to August 5, 2019. As of December 31, 2018, the Group drew down RMB50 million ($7.3 million), with fixed interest rate of 5.66% per annum.

Should Ms. Zhu or the new controlling shareholder of the Company be unwilling or unable to fund the repayment of the RMB50,000,000 ($7,272,198) loan under the line on August 5, 2019 at maturity, the Bank of Dalian may choose to exercise its rights under the guarantees from Ms. Zhu and Ms. Wang and the real estate collateral of Ms. Wang.

From April 2018 to June 2018, Shanghai Zhongming used time deposits of RMB60 million (approximately $8.7 million), which were funded by Ms. Zhu as the collateral to guarantee loans made by Dalian Bank to Shenzhen Bangrun Commercial Factoring Co., Ltd. (hereinafter referred to as “Shenzhen Bangrun” - see Note 18 under “Amount due from related parties”), a wholly-owned subsidiary of Ms. Zhu Xiaoxia, a major shareholder of the Company. At the same time, Shenzhen Bangrun issued a counter-guarantee letter to Dalian Bank, which agreed that Shenzhen Bangrun irrevocably bears the counter- guarantee obligation for the above-mentioned guarantee of Shanghai Zhongming. On December 20, 2018, the time deposits matured and the RMB60,000,000 plus related interest income of RMB1,404,930 or an aggregate of RMB61,404,430 ($8,930,977) was transferred to Shenzhen Bangrun at Ms Zhu’s request with the permission of the Bank of Dalian.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

		As of December 31,
		2017	2018

Payables to third-party sellers	(i)	2,991,928	358,181
Accrued payroll and welfare		2,839,109	3,189,287
Provision for loyalty program		1,549,962	1,159,551
Payables for professional fees		784,464	793,629
Other tax payable		352,629	378,951
Accrued marketing expenses		329,002	-
Uncertain tax positions		258,532	461,503
Payables for rental fee		37,733	223,916
Others		148,901	351,726
		9,292,260	6,916,744

(i)	In connection with the online platform services, payable to third-party sellers represented the total amounts received from third-party purchasers on behalf of third-party sellers through the Group’s online platform in a period less than one week without any charges.

13.	INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2018 on the basis that the Group’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC is 25%.

No taxable income was generated for both domestic and foreign entities of the Group during each of the three years ended December 31, 2018.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

13.	INCOME TAXES (CONTINUED)

Credit for income tax consists of the following:

	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$
Income tax benefits:
Current income tax expenses	(200,040)	(292,436)	(279,618)
Deferred income tax benefits	2,433,497	7,149,616	2,378,024
Total	2,233,457	6,857,180	2,098,406

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2017	2018
	US$	US$
Deferred tax assets
Accruals	2,011,300	1,580,894
Net operating loss carry forwards	8,741,138	10,802,048
Valuation allowance	(10,595,656)	(12,382,942)
Total deferred tax assets	156,782	-

Deferred tax liabilities
Acquired intangible assets	2,565,985	-
Total deferred tax liabilities	2,565,985	-

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

13.	INCOME TAXES (CONTINUED)

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

The Group incurred net operating losses carry forwards of $8,744,032, $10,196,547 and $10,802,048 from the Group’s PRC entities for the years ended December 31, 2016, 2017 and 2018, respectively, which would expire on various dates through 2021 to 2023. The Group operates its business through its subsidiaries, its VIE and its subsidiaries. The Group does not file consolidated tax returns, therefore, losses from individual subsidiary, the VIE or the VIE’s subsidiaries may not be used to offset other PRC entities’ earnings within the Group. Valuation allowance is considered on each individual subsidiary, VIE and VIE’s subsidiary basis.

As of December 31, 2017 and 2018, valuation allowance was $10,595,656 and $12,382,942, respectively, which was provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the income taxes benefits computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

	For the year ended December 31,
	2016	2017	2018
	US$	US$	US$

Net loss before provision for income taxes	(27,526,602)	(168,756,159)	(125,338,191)
Statutory tax rates in the PRC	25%	25%	25%
Income tax at statutory tax rate	(6,881,651)	(42,189,040)	(31,334,548)
Expenses not deductible for tax purposes:
Goodwill impairment loss	-	31,813,203	26,454,588
Long-term investment impairment loss	-	-	180,785
Entertainment expenses exceeded tax limit	21,533	11,783	11,465
Effect of income tax rate difference in other jurisdiction	633,997	102,670	481,374
Changes in unrecognized tax benefits	200,040	292,436	279,618
Changes in valuation allowance	3,792,624	3,111,768	1,828,312
Income tax benefits	(2,233,457)	(6,857,180)	(2,098,406)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

13.	INCOME TAXES (CONTINUED)

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

Pursuant to the additional guidance released by the Chinese government on April 22, 2009 and issued bulletin on August 3, 2011 which provide more guidance on the implementation, management does not believe that the legal entities organized outside the PRC should be characterized as PRC tax residents for EIT Law purposes.

Unrecognized Tax Benefits

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have a tax treaty with the PRC.

There were no aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2017 and 2018.

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

As of December 31, 2017 and 2018, the Group recorded an unrecognized tax benefit of $563,455 and $843,073, respectively, of which $304,923 and $381,570, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forward on the consolidated balance sheets (Note 12). The unrecognized tax benefit is mainly related from under reported income. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

13.	INCOME TAXES (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2017	2018
	US$	US$
Balance at beginning of the year	271,019	563,455
Addition based on tax positions related to the current year	292,436	279,618
Balance at end of the year	563,455	843,073

During the years ended December 31, 2016, 2017 and 2018, the Group recorded interest accrued in relation to the unrecognized tax benefit in income tax expense of $nil, $26,785 and $27,517, respectively.

Since the incorporation, the relevant tax authorities of the Group’s subsidiary, VIE and VIE’s subsidiaries located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2015 to 2018 of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

14.	ORDINARY SHARES

On April 8, 2015, the Company completed its IPO on NASDAQ by offering 4,000,000 ADSs, representing 72 million ordinary shares at price of $10 per ADS. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million of ordinary shares to the underwriter for exercising the overallotment option at price of $10 per ADS. The total proceeds from issuance of ordinary shares upon IPO are $37,294,600, after deducting the IPO related cost of $3,000,000.

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

On June 8, 2015, the Company issued 741,422,780 ordinary shares to JMU's original shareholders for the acquisition of JMU. In addition, the Company initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Xu at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

14.	ORDINARY SHARES (CONTINUED)

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former-employees upon the exercise of their vested share options and the registration of their vested RSUs.

As of December 31, 2016, 2017 and 2018, 22,770,288, 37,462,294 and 37,670,266 ordinary shares, respectively, out of these 38,363,112 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2016, 2017 and 2018, 15,592,824, 900,818 and 692,846 common shares, respectively, remained for future issuance.

15.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2017 and 2018.

Measured at fair value on a non-recurring basis

The Group measures the acquired assets and liabilities at fair value on a nonrecurring basis as result of the business acquisition. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of the future cash flow and the discount rate.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

15.	FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2017 and 2018:

		Fair value measurement at December 31, 2017 Using
		Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
		US$	US$	US$	US$	US$
Description
Assets:
Long-lived assets	(i)	12,059,174			12,059,174	19,765,615
Goodwill	(ii)	108,940,433			108,940,433	127,252,810

		Fair value measurement at June 30, 2018 Using
		Balance as of June 30, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
		US$	US$	US$	US$	US$
Description
Assets:
Long-lived assets	(i)	9,409,198			9,409,198	1,236,208
Goodwill	(ii)	34,535,651			34,535,651	72,580,644

		Fair value measurement at December 31, 2018 Using
		Balance as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
		US$	US$	US$	US$	US$
Description
Assets:
Long-lived assets	(i)	406,021			406,021	7,401,006
Goodwill	(ii)	-			-	33,237,707
Long-term investment	(iii)	-			-	723,139

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

15.	FAIR VALUE MEASUREMENT (CONTINUED)

(i)	Long-lived assets represent the Group’s property and equipment (Note 7), and acquired intangible assets (Note 8). The Group determined that these long-lived assets were one asset group and subject to be tested for impairment. The Group measures long-lived assets at fair value on a non-recurring basis when the carrying amount of the asset group exceeds its recoverable amount based on future projection which is consistent with its remained useful lives of the primary assets. The fair value was determined using models with significant unobservable input (Level 3 inputs) and the cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. Impairment loss of $nil, $19,765,615 and $8,637,214 were recognized during the years ended December 31, 2016, 2017 and 2018, respectively, and included in “Impairment loss” in the Consolidated Statements of Operations.

(ii)	The Group measures goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable input (Level 3 inputs) and the cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. Goodwill impairment loss of $ nil, $127,252,810, and $105,818,351 were recognized for the years ended December 31, 2016, 2017 and 2018, respectively, and included in “Impairment loss” in the Consolidated Statements of Operations.

(iii)	According to unaudited financial statements of CCLG, CCLG had total shareholders’ equity of $773,327 at December 31, 2018 and had net losses of $381,022 and $1,296,356 for the years ended December 31, 2018 and 2017, respectively. Accordingly, we have recognized an impairment loss of $723,139 at December 31, 2018 and reduced the carrying value of our investment to $nil.

16.	SHARE BASED COMPENSATION

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

On July 27, 2015, the Board of Directors approved to grant 28,841,700 Restricted Share Units ("RSUs") awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 50%, and 50%, respectively, on each anniversary of the grant date. The Group recognizes share-based compensation cost on the RSUs on a straight-line basis over the 2 years from the grant date.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

16.	SHARE BASED COMPENSATION (CONTINUED)

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under the 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017, which was subsequently extended by another 1 year approved by the Company on June 20, 2017. On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019.

On July 1, 2016, under the 2011 Plan, the Board of Directors approved to grant 32,028,700 share options with exercise price of $0.20 per share to its employees and management. 40%, 30% and 30% of the shares subject to the options shall vest on the second, third and fourth anniversary of the vesting commencement date, respectively, provided that the optionee continues to be a service provider to the Group.

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2018. The Group recognizes share-based compensation cost on the RSUs over the 12 months from the grant date.

(a)	Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under the 2011 Plan for the year ended December 31, 2018:

	Outstanding RSUs
	Number of RSUs	Weighted average grant date fair value (US$)
Unvested as of January 1, 2018	8,780,000	0.133
Granted	-
Forfeited	(1,400,000)	0.133
Unvested as of December 31, 2018	7,380,000	0.133
Expect to vest as of December 31, 2018	7,380,000	0.133

(b)	Options Granted to Employees

The following table summarizes the Company’s employee share options under 2011 Plan for the year ended December 31, 2018:

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

16.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (continued)

Options	Number of Share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate Intrinsic value
		US$	US$	(Years)	US$
Outstanding as of January 1, 2018	52,718,520	0.14	0.20	4.38	793,918

Granted	-	-	-	-	-
Forfeited and expired	(8,744,400)	0.20	0.09	-	-
Exercised	(207,972)	0.01	0.10	-	-
Outstanding as of December 31, 2018	43,766,148	0.13	0.22	3.20	17,903
Vested and expect to vest as of December 31, 2018	43,766,148	0.13	0.22	3.20	17,903
Exercisable as of December 31, 2018	27,517,848	0.09	0.28	0.67	17,903

Share-based compensation of $1,097,543 and $1,067,786 were charged to operating expenses for the years ended December 31, 2016 and 2017 under 2011 Plan, respectively. Share-based compensation of $56,705 was credited to operating expenses for the year ended December 31, 2018 under the 2011 Plan. The Company’s payroll in operating expenses for the year ended December 31, 2017 was substantially reduced in the year ended December 31, 2018, along with a substantial reduction in the Company’s head-count of employees. The July 1, 2016 grants of both the 32,028,700 share options and the 10,430,000 RSUs require participants have continuous employment to qualify for vesting of their benefits under the 2011 Plan.

Accordingly, during the year ended December 31, 2018, the credit to operating expenses of $56,705 is net of forfeitures related to terminated employees of $494,542 which represents prior charges for benefits that will never be received by the former employees. In addition, during the year ended December 31, 2018, the net credit of $56,705 includes a reduced charge of $437,837 for the cost at benefits for remaining continuing employees (not terminated employees) still qualifying for benefits under the 2011 Plan.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable (“Accelerated Awards”) as of September 1, 2015. This was accounted for as a modification. The share-based compensation of $7,503,976 from this modification was a one-time charge to operating expenses of discontinued operations for the year ended December 31, 2015. As all batches of options and RSUs outstanding as of September 1, 2015 were immediately vested on that date, the actual forfeiture rates were trued up, which resulted a reversal of $327,376 share-based compensation in discontinued operations for the year ended December 31, 2015.

On June 20, 2017, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2018, which was accounted for as a modification. The share-based compensation of $32,491 from this modification was a one-time charge to operating expenses for the year ended December 31, 2017.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

16.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (continued)

On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019.

The aggregated intrinsic value of stock options outstanding and exercisable as of December 31, 2017 and 2018 was calculated based on the closing price of the Company’s ordinary shares, $1.02 per ADS (equivalent to $0.06 per ordinary share) and $0.7 per ADS ($0.004 per ordinary share) at December 31, 2017 and 2018, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2016, 2017 and 2018 was $618,971, $52,536 and $832, respectively.

As of December 31, 2018, the unrecognized share-based compensation related to RSUs issued to employees was $nil; the unrecognized share-based compensation related to share options were $786,251 and expected to be recognized following the straight-line method over the remaining weighted-average period of 1.5 years as of December 31, 2018.

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

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

16.	SHARE BASED COMPENSATION (CONTINUED)

(5)	Fair value of underlying ordinary shares

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

17.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2016	2017	2018
Numerator:
Net loss attributable to the Company	(25,293,145)	(161,898,979)	(123,239,785)

Net loss attributable to ordinary shareholders for computing basic net loss per ordinary shares	(25,293,145)	(161,898,979)	(123,239,785)
Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary shares	1,474,087,060	1,476,144,194	1,476,801,177
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary shares	1,474,087,060	1,476,144,194	1,476,801,177

Net loss per ordinary share
Basic	(0.02)	(0.11)	(0.08)
Diluted	(0.02)	(0.11)	(0.08)

Weighted average shares used in calculating net loss per ordinary share
Basic	1,474,087,060	1,476,144,194	1,476,801,177
Diluted	1,474,087,060	1,476,144,194	1,476,801,177

For the years ended December 31, 2016, 2017 and 2018, 35,190,467, 22,195,156 and 24,145,294 ordinary shares resulting from the assumed exercise of share options were excluded as their effect was anti-dilutive for the continuing operations of the Group, respectively.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

18.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Nature of the relationships with related parties:

Name	Relationship with the Company
Ms. Zhu	Shareholder
Ms. Wang	Shareholder
Chung So Si Fong Dessert Limited	Controlled by Ms. Zhu and Ms. Wang
Cong Shao (Macao) Star Dessert Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	Controlled by Ms. Zhu
Ningbo Jiangbei Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Yinzhou Sunward Logistics Co., Ltd.	Controlled by Ms. Zhu
Shanghai Congshao Dessert Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Shanghai Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongmin Investment Development Group Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongmin Investment Management Co., Ltd	Controlled by Ms. Zhu
Shanghai Nuopin Company Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Shipin Company Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongxiao Brand Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongyou Information Technology Co., Ltd.	Controlled by Ms. Zhu
Shenzhen Bangrun Commercial factoring Co., Ltd	Controlled by Ms. Zhu
Shenzhen Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Tianjin Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Wuhan Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Zhejiang Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Jiangbo Business Consulting Co., Ltd.	Controlled by Ms. Zhu
Shanghai MIN Hongshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai MIN Zunshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	Controlled by Ms. Wang
Shanghai Xiao Nan Guo Restaurant Co., Ltd.	Controlled by Ms. Wang
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	Controlled by Ms. Wang
WM Ming Hotel Co., Ltd.	Controlled by Ms. Wang
Xiao Nan Guo (Group) Co., Ltd.	Controlled by Ms. Wang
Xiao Nan Guo Holdings Limited	Controlled by Ms. Wang
CCLG	A company under the significant influence of the Company

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

18.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)	As of December 31, 2017 and 2018, the following balances were due from/ to the related parties:

Current assets	As of December 31,
Amount due from related parties	2017	2018
	US$	US$

Zhejiang Sunward Fishery Restaurant Co., Ltd.	1,589,780	-	(i)
Shanghai Congshao Dessert Co., Ltd.	373,704	812,352	(i)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd., net of allowance for doubtful account of $nil and $676,476 at December 31, 2017 and December 31, 2018, respectively (see Note 22 under Legal Proceedings)	261,399	-	(i)
Shanghai Congshao Restaurant Management Co., Ltd.	154,276	85,235	(i)
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	136,392	195,739	(i)
Shenzhen Bangrun Commercial factoring Co., Ltd.	117,615	-	(i)
Shanghai Zhongxiao Brand Management Co., Ltd.	113,018	162,356	(i)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	110,753	-	(i)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	59,610	-	(i)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	32,823	6,331	(i)
Shanghai Zhongyou Information Technology Co., Ltd.	32,309	48,244	(i)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	32,266	35,410	(i)
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	24,974	9,722	(i)
CCLG	17,467	30,573	(i)
Tianjin Congshao Restaurant Management Co., Ltd.	3,036	-	(i)
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	1,648	-	(i)
Shenzhen Congshao Restaurant Management Co., Ltd.	1,517	1,636	(i)
Wuhan Congshao Restaurant Management Co., Ltd.	210	1,658	(i)
Shanghai Zhongmin Investment Development Group Co., Ltd.	-	909,025	(ii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	-	80,213	(i)
Shanghai Nuopin Company Management Co., Ltd.	-	123
Shanghai Shipin Company Management Co., Ltd.	-	92
Total	3,062,797	2,378,709

(i)	The amounts represent the receivables due from related parties relating to the online direct sales and online platform services.

(ii)	The amount represents the payable due from related parties relating to the daily operations.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

18.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Current liabilities	As of December 31,
Amount due to related parties	2017	2018
	US$	US$

Ms. Zhu	385,123	844,384	(iv)
Ms. Wang	-	395,832	(iv)
WM Ming Hotel Co., Ltd.	89,938	945,082	(iii)
Chung So Si Fong Dessert Limited	84,054	493,973	(iii)
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	38,424	-	(iii)
Shanghai MIN Zunshi Trading Co., Ltd.	3,483	3,647	(iii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	1,649	-	(iii)
Cong Shao (Macao) Star Dessert Co., Ltd	1,212	-	(iii)
Shanghai MIN Hongshi Trading Co., Ltd.	-	1,514,246	(iv)
Xiao Nan Guo (Group) Co., Ltd.	-	-	(iv)
Shanghai Xiao Nan Guo Restaurant Co., Ltd.	-	436,332	(iv)
Shanghai Zhongmin Investment Management Co., Ltd	-	407,243	(iv)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	-	88,768	(iii)
Zhejiang Sunward Fishery Restaurant Co., Ltd.	-	5,084	(iii)
Tianjin Congshao Restaurant Management Co., Ltd.	-	118	(iii)
Total	603,883	5,134,709

(iii)	The amounts represent the payables due to related parties relating to online direct sales and online platform services.

(iv)	The amount represents the payable due to related parties relating to the daily operations.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

18.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Non-current liabilities	As of December 31,
Amount due to related parties	2017	2018
	US$	US$
Ms. Zhu	5,685,971	5,704,257	(v)
Shanghai Jiangbo Business Consulting Co., Ltd.	-	1,188,059	(vi)
Total	5,685,971	6,892,316

(v)	The amount represents the balance due to related parties relating to the loan borrowed from Ms. Zhu and maturity date on December 31, 2020. For the year ended December 31, 2018, interest expense incurred on loan from Ms. Zhu was $374,273.

(vi)	The amount represents the balance due to related parties relating to the loan borrowed from Shanghai Jiangbo Business Consulting Co., Ltd., and maturity date on December 31, 2020.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

18.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Details of related party transactions occurred during the years ended December 31, 2016, 2017 and 2018 were as follows:

Revenue from	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$

Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	2,296,225	8,571,389	2,677,619	(vii)
Xiao Nan Guo Holdings Limited	6,056,439	6,108,606	5,344,005	(vii)
Chung So Si Fong Dessert Limited	388,618	1,391,080	1,687,608	(vii)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	460,132	471,129	324,373	(vii)
Shanghai Congshao Dessert Co., Ltd.	172,521	357,017	-	(vii)
Shanghai Congshao Restaurant Management Co., Ltd.	160,701	189,617	276,085	(vii)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	26,149	118,413	169,032	(vii)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	82,155	60,536	-	(vii)
Cong Shao (Macao) Star Dessert Co., Ltd.	-	58,159	5,508	(vii)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	296,727	51,484	-	(vii)
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	21,631	45,468	20,449	(vii)
Tianjin Congshao Restaurant Management Co., Ltd.	676	28,345	-	(vii)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	15,692	15,063	-	(vii)
WM Ming Hotel	37,631	11,737	232,757	(vii)
Shenzhen Congshao Restaurant Management Co., Ltd.	865	5,135	-	(vii)
Ningbo Jiangbei Sunward Fishery Restaurant Co., Ltd.	-	1,428	-	(vii)
Wuhan Congshao Restaurant Management Co., Ltd.	-	620	-	(vii)
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	5,392	-	-	(vii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	56,722	-	47,119	(vii)
Zhejiang Sunward Fishery Restaurant Co., Ltd.	-	-	78,422	(vii)
CCLG	-	-	7,878	(vii)
Shanghai Zhongyou Information Technology Co., Ltd.	-	-	1,664	(vii)
Shanghai Zhongxiao Brand Management Co., Ltd.	-	-	442	(vii)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	-	-	99	(vii)
Total	10,078,276	17,485,226	10,873,060

(vii)	The amounts represent the revenue generated from the Group’s online direct sales.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

18.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Rental expense to	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$

Xiao Nan Guo (Group) Co., Ltd.	218,212	-	399,380	(viii)
Total	218,212	-	399,380

(viii)	The amount represents the rental expense paid for the Group’s office.

Services fee charged by	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$

CCLG	169,741	164,215	295,314	(ix)
Total	169,741	164,215	295,314

(ix)	The amount represents the logistics fee charged by the related party for the Group’s online direct sales.

Loan borrowed from	For the years ended December 31,
	2016	2017	2018
	US$	US$	US$

Ms. Zhu	-	5,685,971	498,064	(x)
Shanghai Jiangbo Business Consulting Co., Ltd.	-	-	1,188,059	(xi)
Xiao Nan Guo (Group) Co., Ltd.	6,024,096	-	-	(xii)
Total	6,024,096	5,685,971	1,686,123

(x)	The amount represents the loan borrowed from Ms. Zhu and maturity date on December 31, 2020. For the year ended December 31, 2018, interest incurred on the loan from Ms. Zhu was $374,273.

(xi)	The amount represents the loan borrowed from Shanghai Jiangbo Business Consulting Co., Ltd. and maturity date on December 31, 2020.

(xii)	The amount represents the interest-free loan borrowed by the Group from related party, which has been repaid by the Group in 2016.

(c)	In July 2017, the VIE, entered into a banking facility agreement with Bank of Dalian Shanghai Branch, pursuant to which the VIE is entitled to borrow RMB denominated loan of RMB50 million ($7.6 million). On August 6, 2018, the Group extended the loan to August 5, 2019. The Company’s shareholders, Ms. Zhu and Ms. Wang provided guarantees for the VIE’s facility and Ms. Wang also provided her own property as collateral. (Note 11)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

19.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Group’s capital commitments primarily relate to commitments in connection with the investment in CCLG. Total capital commitments contracted but not yet reflected in the financial statements amounted to $2.3 million and $2.2 million as of December 31, 2017 and 2018, respectively.

Operating lease commitments

The Group leases certain office premises under non-cancellable leases. The lease for the Company’s former headquarters located in Shanghai was terminated by the Company on December 21, 2018. The lease which commenced in July 2015 and was due to expire in July 2030, provided for increases in the basic monthly rent ranging from RMB1.90 per square meter per day in 2015 to RMB3.10 per square meter per day in 2025. As of the December 21, 2018 lease termination date, there was approximately RMB31,000,000 (approximately $4,500,000) of remaining lease payments due under the lease. If the Company terminates the lease without the permission of the lessor, the original lease as amended provides for the Company’s payment of the breach of contract liability for the purpose of mitigating the lessor’s loss on early termination by the Company. While the Company counsel believes that the Company is in default of the breach of contract provision under the lease, it is Counsel’s opinion that the Company’s responsibility is limited to the extent of the Company’s security deposit of RMB795,763 ($115,739) and courts would provide relief from any amounts in excess of that. To the date of issuance of these financial statements, the Company as lessee has not had contact with the lessor and has determined that the space terminated by it has been re-leased to a new tenant by the lessor. Accordingly, the Company wrote off this deposit as of December 21, 2018 and recognised an expense of the same amount during the year ended December 31, 2018.

The two leases for the Company’s new headquarters located in Shanghai commenced on November 1, 2018 and expire on April 30, 2019 and December 31, 2020. The lease expiring April 2019 provided for monthly rent of RMB70,000 (approximately $10,300) and the lease expiring December 2020 provides for monthly rent of RMB30,000 (approximately $4,400).

Rental expense/(credit) under operating leases for the years ended December 31, 2016, 2017 and 2018 were $2,243,907, $1,223,390 and ($769,824), respectively. The rent expense credit for the year ended December 31, 2018 reflects a credit of $1,312,284 representing the writeoff of the rent liability balance as of December 31, 2018 representing the straight-lining of the seven month rent free period and the step increases in monthly rent regarding the lease of the Company’s former headquarters which was terminated on December 21, 2018. In addition, rent expense for the year ended December 31, 2018 included rent incurred for the period January 1, 2018 to December 21, 2018 for the lease of the former headquarters of $568,111.

The future aggregate minimum lease payments under non-cancelable operating lease agreements (represented by the two leases for the new Shanghai headquarters) were as follows:

Years ending December 31,	US$

2019	93,084
2020	52,360
Total	145,444

Rent expense for the year ended December 31, 2018 includes $24,936 related to the two leases for the new Shanghai headquarters.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

20.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $1,297,485, $1,656,561 and $1,053,575 for the years ended December 31, 2016, 2017 and 2018, respectively, reported as a component of operating expenses when incurred.

21.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiary, VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2017 and 2018, none of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries were all $nil for the years ended December 31, 2016, 2017 and 2018.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $28,213,892 and $28,213,892 as of December 31, 2017 and 2018, respectively, including $1,614,140 and $1,614,140 of net restricted assets recorded under VIE and VIE’s subsidiaries in the Group.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

22.	SUBSEQUENT EVENTS

Legal Proceedings

On January 11, 2019, Shanghai MIN Hongshi Trading Co., Ltd., or Shanghai Hongshi, filed a claim with the Shanghai Yangpu People’s Court, or the Shanghai Yangpu Court, against Zhongmin, alleging that Zhongmin had failed to repay a loan of RMB10 million ($1,454,440 at December 31, 2018) due to Shanghai Hongshi. On January 14, 2019, the Shanghai Yangpu Court issued a civil ruling paper of property preservation, which ordered the freezing of RMB 10 million deposit of Zhongmin or the attachment of the equivalent property. In January 2019, the Bank of Shanghai froze a total of RMB476,376 ($69,286) of Company cash in two accounts at the bank (at December 31, 2018, cash in the Company’s balance sheet included RMB361,070 ($52,515) related to these two frozen accounts). A civil summons was also issued by the Shanghai Yang Pu Court on January 14, 2019 requesting the summoned appear before the court on February 13, 2019. The two parties are currently negotiating on a settlement, and Zhongmin has applied to the court for a postponement of the hearing. The specific time of the hearing is to be notified by the court. At December 31, 2018, current liabilities include an amount due to Shanghai Hongshi representing loans from that entity of $1,514,246 within “Amount Due to Related Parties” (see Note 18).

On February 1, 2019, WM Ming Hotel Co., Ltd., or WM Ming, filed a claim with the Shanghai Yangpu Court against Zhongmin, alleging that Zhongmin failed to repay a loan of RMB 6 million ($872,664 at December 31, 2018) due to WM Ming. At December 31, 2018, current liabilities include an amount due to WM Ming representing loans from that entity of $945,082 within “Amount Due to Related Parties” (see Note 18).

The legal representative of Shanghai Hongshi and WM Ming is Ms. Huimin Wang, who is also our director. Although we are attempting to negotiate with the relevant parties, uncertainties exist as to whether we are obligated to pay the two loans mentioned in the preceding two paragraphs.

Should the Company lose in litigation and be required to repay the amounts owed to the Ms. Wang controlled entities aggregating RMB16,000,000 ($2,327,104) and should Ms. Zhu or the new controlling shareholder of the Company be unwilling or unable to fund this liability, it is highly unlikely that the Company will be able to collect the $676,476 that is owed the Company from revenue from the sale of products to Shanghai Xiao Nan Guo Hai Zhi Yuan Restraurant Management Co., Ltd., another entity controlled by Ms. Wang, included in Amounts Due From Related Parties at December 31, 2018. Accordingly, as of December 31, 2018 and for the year ended December 31, 2018, the Company has provided an allowance for doubtful account of $676,415 to reserve for this loss.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

22.	SUBSEQUENT EVENTS (CONTINUED)

Acquisition of Unicorn Investment Limited

On May 21, 2019, JMU acquired Unicorn Investment Limited (“Unicorn”) in exchange for 632,660,858 newly issued ordinary shares of JMU.

Unicorn is a developer of asset transaction platform products based on blockchain technologies. The former shareholder of Unicorn and the seller in the acquisition, Mr. Haohan Xu, is a principal shareholder of the Company. Mr. Xu held 25.7% of all the issued and outstanding shares of the Company immediately prior to the closing of the acquisition, and holds approximately 48.0% of all the issued and outstanding shares of the Company immediately after the closing of the acquisition. According to unaudited financial statements of Unicorn provided the Company pursuant to the Share Purchase Agreement dated May 21, 2019, the unaudited assets of Unicorn, which are subject to change based upon a completion of an audit, were approximately $1,309,000 at March 31, 2019, consisting principally of crypto-currency coins, and the unaudited stockholders’ equity was approximately $1,056,000. In addition, prior to the date of the acquisition, Unicorn had unaudited revenues of approximately $960,000 for the year ended December 31, 2018 and approximately $90,000 for the three months ended March 31, 2019 and had unaudited net income (loss) of approximately $641,000 for the year ended December 31, 2018 and approximately ($103,000) for the three months ended March 31, 2019.

The Share Purchase Agreement provides for a right of rescission for a period of up to one year by either party under certain conditions.

In connection with our acquisition of Unicorn, we entered into a registration rights agreement with Mr. Xu.

Upon receipt of a written request from the holders of 10% of the registrable securities then outstanding requesting us effect a registration under the Securities Act covering all or part of the shares held by them, we shall, as soon as it is practicable, but in no event later than ninety days after receipt of such written request, file with the SEC, and use our reasonable best effort to cause to be declared effective, a registration statement, or a shelf registration statement. However, we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than $5,000,000.

If, at any time, we file a registration statement with the SEC, holders of registration rights under this agreement will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring us to include in any such registration that number of shares held by them, subject to certain prescribed limitation provided in the registration rights agreement.

We may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the registration rights agreement.

Financial Support from Company Chief Executive Officer

From January 1, 2019 to April 30, 2019, the Company received loans from its chief executive officer Ms. Zhu and entities controlled by Ms. Zhu totaling RMB7,290,000 (approximately $1,060,000).