Form 20-F
period 2019-12-31
Mercurity Fintech Holding Inc.
filed 2020-06-12
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from _________________ to _______________________

Commission file number 001-36896

Mercurity Fintech Holding Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 003, Floor 15, Building No.1 B
No. 38 Zhongguancun Avenue
Haidian District, Beijing 100086
People’s Republic of China

(Address of principal executive offices)

Frank Zhigang Zhao
Chief Financial Officer
Mercurity Fintech Holding Inc.
Room 003, Floor 15, Building No.1 B
No. 38 Zhongguancun Avenue
Haidian District, Beijing 100086
People’s Republic of China
Phone: +86 5360-6428

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 360 ordinary shares, par value US$0.00001 per share	MFH	The Nasdaq Capital Market
Ordinary Shares, par value US$0.00001 per share*		The Nasdaq Capital Market

* Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depository shares, each representing 360 ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,108,869,528 Ordinary Shares (excluding ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share awards) as December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

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

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“we,” “us,” “our company,” or “our” refers to Mercurity Fintech Holding Inc., which was formerly known as JMU Limited and Wowo Limited, its subsidiaries and its consolidated affiliated entities;

•	“ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•	“ADS” refers to our American depositary shares, each of which represents 360 ordinary shares;

•	“ADR” refers to American depositary receipt;

•	“Our VIEs” refers to (i) Beijing Kuali Yitong Technology Co., Ltd., or Kuali Yitong, and (ii) Beijing Lianji Technology Co., Ltd., or Lianji, which, together with Kuali Yitong, are consolidated by us as variable interest entities;

•	“Our WFOE” or “Lianji Future” refers to Beijing Lianji Future Technology Co., Ltd., our subsidiary in China that is a wholly foreign-owned enterprise and entered into contractual arrangements that give it effective control over Our VIEs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Renminbi” or “RMB” refers to the legal currency of China; and

•	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019.

FORWARD-LOOKING STATEMENTS

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;

•	our plans to enhance customer experience, upgrade our blockchain technologies and increase our service offerings;

•	our expectations regarding demand for and market acceptance of our blockchain-based services;

•	global competition in our industry; and

•	fluctuations in general economic and business conditions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, and selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2015 and 2016, and consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our consolidated financial statements not included in this annual report, which have been restated due to the divestment of the discontinued operations in 2019. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	For the years ended December 31,
	2015 (Note)	2016 (Note)	2017 (Note)	2018 (Note)	2019
	(US$ in thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenues
Third parties	-	-	-	-	1,738
Total revenues	-	-	-	-	1,738
Cost of revenues	-	-	-	-	(257)
Gross (loss)/profit	-	-	-	-	1,481
Operating expenses:
Selling and marketing	(33)	-	-	-	-
General and administrative	(4,975)	(1,513)	(1,440)	(1,809)	(1,025)
Impairment of goodwill	-	-	-	-	-
Total operating expenses	(5,008)	(1,513)	(1,440)	(1,809)	(1,025)
(Loss)/income from operations	(5,008)	(1,513)	(1,440)	(1,809)	456
Interest income, net	-	-	-	-	-
Other income, net	45	-	-	-	27
(Loss)/income before provision for income taxes	(4,963)	(1,513)	(1,440)	(1,809)	483
Provision for income tax benefits	-	-	-	-	-
(Loss)/Income from continuing operations	(4,963)	(1,513)	(1,440)	(1,809)	483
Discontinued operations:
Loss from discontinued operations	(88,607)	(23,780)	(160,459)	(121,431)	(1,708)
Net loss	(93,570)	(25,293)	(161,899)	(123,240)	(1,225)
Net loss attributable to holders of ordinary shares	(95,935)	(25,293)	(161,899)	(123,240)	(1,225)

Note:	Due to the divestment of our B2B business in July 2019, the results of operations from the B2B business is reclassified as discontinued operations and the consolidated statements of operations for the year ended December 31, 2015, 2016, 2017 and 2018 have been restated to reflect such reclassification.

	As of December 31,
	2015	2016	2017(1)	2018	2019
	(in US$ thousands)
Selected consolidated balance sheet data:
Total current assets	41,083	13,428	12,087	4,619	2,134
Total assets	342,774	274,045	134,173	5,025	8,871
Total current liabilities	24,950	15,227	20,837	20,289	837
Total liabilities	38,093	25,648	30,623	27,211	837
Total shareholders’ equity/(deficit)	304,681	248,397	103,550	(22,186)	8,035
Total liabilities and shareholders’ equity	342,774	274,045	134,173	5,025	8,871

(1)	We reclassified one transaction occurred in 2017 from online direct sales to online platform services, thus assets and liabilities in relation to this transaction were netted off according to the terms in the online platform services contract. Such adjustment had no impact on our net liabilities.

B.            Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Risks Relating to Our Business and Industry

We have a limited operating history of blockchain-based digital asset infrastructure solutions services and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We disposed of our business of providing integrated B2B services to food service suppliers and customers in July 2019. We started to provide blockchain-based digital asset infrastructure solutions services in May 2019. The limited history of our current operations makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. We cannot assure you that our current digital asset infrastructure solutions business will grow as rapidly as we expect or achieve the critical mass needed for long-term success. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services, which is still a new business model, and we face consistent challenges to innovate our business and service model to serve our customers. Given the limited history of our business model and the fast and iterative developments in the blockchain technology sector, it is difficult to predict if we can achieve our expected business growth in the future, and the market might evolve in ways that are difficult to anticipate. You should consider our prospects in light of the risks and uncertainties that companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

•	a new and relatively unproven business model;

•	our ability to anticipate and adapt to a developing market and industry;

•	market acceptance of our platform-based products and services;

•	high expenditures associated with our technology upgrading, brand promotion and marketing activities;

•	our ability to attract sufficient customers and business partners in the blockchain and digital asset industry and generate sufficient cash flow;

•	difficulties in managing rapid growth in personnel and operations; and

•	our ability to compete in the market.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Failure to address any of the risks described above could have an adverse effect on our business, financial condition and results of operations.

We have a history of losses, have spent substantial amounts in operating expenses and could require additional funding in the future.

We have incurred net losses since our inception. We incurred operating loss of US$160.5 million, US$121.4 million and US$1.7 million in 2017, 2018 and 2019, respectively, from our B2B business which was disposed of in July 2019 and treated as discontinued operations. We incurred net income of US$0.5 million in connection with our current digital asset infrastructure solutions business for the year ended December 31, 2019.

We historically spent, and expect to continue to spend, significant amounts in operating expenses in developing our business. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the underwriters’ exercise of the over-allotment option, after deducting underwriting discounts and commissions and offering expenses payable by us. Additionally, we received US$15.0 million in a private placement transaction with Mr. Maodong Xu in September 2015. In May 2017, we received a loan of RMB35.0 million (US$5.4 million) from one of our principal shareholders. In April 2018, we received additional loans of RMB70.0 million (US$11.1 million) from Ms. Xiaoxia Zhu and Ms. Huimin Wang. In May 2020, we received US$0.3 million upon the first closing of a private placement with Universal Hunter (BVI) Limited and, pursuant to the share purchase agreement with Universal Hunter (BVI) Limited, we expect to receive additional US$0.7 million when this private placement transaction is fully closed. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the next twelve months. However, we may require additional cash due to changing business conditions or other future developments, including any investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue a certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

We may need to recognize significant impairment losses in connection with past and future acquisitions, which may have a material and adverse effect on our results of operations.

We acquired Mercurity Limited (previously known as Unicorn Investment Limited), in May 2019 to establish our blockchain-based infrastructure solutions digital asset business. In March 2020, we acquired NBpay Investment Limited, or NBpay, to further strengthen our capabilities in the blockchain-enabled payment solutions. We may acquire other companies that are complementary to our business in the future.

We record goodwill if the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liabilities assumed, and we have intangible assets without determinable useful lives obtained from the acquisition of Mercurity Limited. We are required to test goodwill and intangible assets without determinable useful lives for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350, “Intangibles – Goodwill and Other.” As of December 31, 2019, the carrying amount of goodwill amounted to approximately US$5.5 million and the intangible assets amounted to approximately US$1.2 million after the annual impairment test in 2019. We did not recognize any impairment loss in relation to these assets. If the carrying amount of goodwill or intangible assets without determinable useful lives in connection with past or future acquisitions is determined to be further impaired, we will be required to recognize additional impairment losses and our results of operations will be adversely and materially affected.

We have a limited customer base. If we lose any of our customer, or if the volume of business with such customers decline, our revenues may be significantly affected.

As of the date of this annual report, we have service agreements with one customer for our current blockchain-based digital asset infrastructure solutions business. Due to our very limited customer base, any of the following events may cause a material decline in our revenue and have a material adverse effect on our results of operations:

•	reductions, delays or cessation of purchases from the existing customer;

•	loss of the existing customer and our inability to find new customers that can generate the same volume of business; and

•	the existing customer’s failure to make timely payment for our services.

We cannot assure you that our relationships with these major customers will continue to develop or these significant customers will continue to generate significant revenue for us in the future.

Blockchain technology and digital assets are subject to a number of inherent risks that may impact our ability to provide the services we are developing and adversely affect an investment in us.

Blockchain technology and digital assets are subject to a number of inherent risks, including reliability risks, security risks, and risks associated with human error, that may impact our ability to provide the services we are developing. For example, a blockchain-based platform’s functionality depends on the internet, and a significant disruption in internet connectivity could disrupt a platform’s operations until the disruption is resolved; such disruption may have an adverse effect on the value of the digital assets traded on a platform. In addition, a hacking or service attack on a platform may cause temporary delays in block creation on the blockchain and in the transfer of digital assets recorded on the chain. Any disruptions, attacks or other security breaches, or the perception that our blockchain technology is unreliable for any reason, may have a material adverse effect on the value of the digital assets, investment in the digital assets and the operations and success of our business operations and financial results.

In addition, digital assets based on blockchain technology can only be transferred with the private key associated with a platform’s address in which the digital assets are held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, we will be unable to transfer the digital assets held in a platform’s addresses associated with that private key. Consequently, the digital assets associated with such address will effectively be lost, which would adversely affect an investment in digital assets.

We and our customers may be subject to the risks encountered by the digital asset exchanges we partner with, including a malicious hacking, sale of a digital asset exchange, loss of the digital assets by the exchange, and other risks. Many digital asset exchanges do not provide insurance and may lack the resources to protect against hacking and theft. If a material amount of our digital assets or the digital assets of our customers are held by exchanges, we and our customers may be materially and adversely affected if an exchange suffers a cyberattack or incurs financial problems.

Furthermore, the recording of digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on a certain blockchain platform. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of such digital assets generally will not be reversible. We, our customers and our partners may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, digital assets could be transferred in incorrect amounts or to unauthorized third parties. To the extent that we, our customers or our partners are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received the digital assets through error or theft, we, our customers or our partners will be unable to revert or otherwise recover incorrectly transferred digital assets. To the extent that we, our customers and our partners are unable to seek redress for such error or theft, such loss could adversely affect our reputation and our business.

The growth of the blockchain industry in general, as well as the blockchain networks, is subject to a high degree of uncertainty.

The factors affecting the further development of the blockchain and digital asset industry include uncertainties regarding:

•	worldwide growth in the adoption and use of digital assets, and other blockchain technologies;

•	government and quasi-government regulations of digital assets and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

•	the maintenance and development of the open-source software protocol of the blockchain networks;

•	changes in consumer demographics and public tastes and preferences;

•	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using traditional currencies or existing networks;

•	general economic conditions and the regulatory environment relating to digital assets; and

•	the popularity or acceptance of blockchain-enabled transaction services.

Blockchain networks are based on software protocols that govern peer-to-peer interactions between computers connected to these networks. The suitability of the networks for our business, depends upon a variety of factors, including, but not limited to:

•	the effectiveness of the informal groups of developers contributing to the protocols that underlie the networks;

•	the effectiveness of the network validators (sometimes called “miners”) and the network’s consensus mechanisms to effectively secure the networks against confirmation of invalid transactions;

•	disputes among the developers or validators of the networks;

•	changes in the consensus or validation schemes that underlie the networks, including, without limitation, shifts between so-called “proof of work” and “proof of stake” schemes;

•	the failure of cybersecurity controls or security breaches of the networks;

•	the existence of other competing and operational versions of the networks, including, without limitation, so-called “forked” networks;

•	the existence of undiscovered technical flaws in the networks;

•	the development of new or existing hardware, software tools, or mechanisms that could negatively impact the functionality of the systems;

•	the price of blockchain-based digital assets associated with the networks;

•	intellectual property rights-based claims or other claims against the networks’ participants; and

•	the maturity of the computer software programming languages used in connection with the networks.

The digital assets industry as a whole has been characterized by rapid changes and innovations and are continually evolving. Although blockchain networks and blockchain-based digital assets have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of these networks and assets may materially adversely affect our business plans and results of operations.

As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could impair our financial performance

We launched our Mercury Plan in April 2020, which focuses on acquisitions of global digital asset service providers in the sectors of payments, digitalization and transaction. Under the “Mercury Plan,” we actively explore acquisition prospects that would complement our existing services, augment our market coverage and distribution ability, or enhance our capabilities. As a result, we may seek to make acquisitions of companies, products, or technologies, or we may reduce or dispose of certain product lines or technologies that no longer fit our business strategies. For regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies, resulting in significant financial costs, reduced or lost opportunities, and diversion of management’s attention. Managing an acquired business, disposing of product technologies, or reducing personnel entails numerous operational and financial risks, including, among other things:

•	difficulties in assimilating acquired operations and new personnel or separating existing business or product groups;

•	diversion of management’s attention away from other business concerns;

•	amortization of acquired intangible assets;

•	adverse customer reaction to our decision to cease support for a product; and

•	potential loss of key employees or customers of acquired or disposed operations.

There can be no assurance that we will be able to achieve and manage successfully any such integration of potential acquisitions, disposition of product lines or technologies, or reduction in personnel or that our management, personnel, or systems will be adequate to support continued operations. Any such inabilities or inadequacies could have a material adverse effect on our business, operating results, or financial condition.

Domestic and international regulatory regimes governing blockchain technologies, digital assets, distribution and utilization of digital assets is uncertain, and new regulations or policies may materially adversely affect the development and the value of certain digital assets.

Blockchain and distributed ledger platforms are recent technological innovations, and the regulatory schemes to which digital assets may be subject have not been fully explored or developed. Regulation of digital assets varies from country to country as well as within countries. In some cases, existing laws have been interpreted to apply to blockchain-based technologies and digital assets, and in other cases, jurisdictions have adopted laws, regulations or directives that specifically affect digital assets, and some jurisdictions have not taken any regulatory stance on digital assets and or have explicitly declined to apply regulation. Accordingly, there is no clear regulatory framework applicable to blockchain platforms or digital asset products, and laws that do apply at times may overlap or change. Regulation in these areas is likely to rapidly evolve as government agencies take regulatory actions to monitor companies and their activities with respect to these areas.

China has promulgated laws and restrictions against illegal activities conducted through blockchain technologies. The blockchain-based technologies may be used in illegal ways and Chinese government may regulate, control or ban the blockchain-based activities. In addition, if China prohibits or restricts blockchain-based technologies and digital assets in laws and regulations it will promulgate in the future, we may be subject to legal and other liabilities, which may have a material adverse effect on our business. We cannot assure you that the blockchain-based technologies and digital assets will not be used in illegal activities by third parties and not be prohibited or restricted in China in the future.

The further development and acceptance of blockchain platforms, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain platforms and blockchain assets would have a material adverse effect on our business plans and could have a material adverse effect on us.

Blockchain technologies are subject to unfavorable regulatory action in one or more jurisdictions.

Blockchain technologies and digital assets have been the subject of scrutiny by various regulatory bodies around the world. We could be impacted by one or more regulatory inquiries or actions, including but not limited to restrictions on the use of blockchain technology, which could impede or limit the development of our anticipated blockchain-based digital asset infrastructure solutions and adversely affect our results of operations.

Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Mercurity brand among is critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	enhance the quality and safety of our blockchain-based digital asset infrastructure solutions for our customers;

•	maintain or improve customers’ satisfaction with our platform products and related services;

•	increase brand awareness through marketing and brand promotion activities; and

•	preserve our reputation and goodwill in the event of any negative publicity on our platform products, internet security, data privacy, price, or other issues affecting us or the blockchain technology sector.

A public perception that we do not provide reliable digital asset infrastructure solutions or satisfactory services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to offer products or services that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

The blockchain and digital asset industry is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, our ability to maintain current customers and attract new customers will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all.

We also need to invest significant resources in selling and marketing efforts. We take targeted business development approaches to reach out to our potential customers and provide them with our company profile through various means, such as emails and social network media. We also attended offline marketing activities to promote our presence and brand recognition in the blockchain and digital asset industry. To continue to reach potential customers and grow our current business, we must identify and devote more of our marketing expenditures to new and evolving marketing channels, which may include mobile and virtual channels. The opportunities in and sophistication of newer marketing channels generally are relatively undeveloped and unproven, making it difficult to assess returns on investment associated with such channels, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the industry. Any failure to do so could have a material adverse effect on our business, reputation, results of operations and financial condition.

We face intense competition.

As we transition to our blockchain-enabled digital asset infrastructure solutions business, we will continue to face intense competition globally. New blockchain-based technologies are constantly evolving, and our competitors may introduce new platforms and solutions that are superior to ours. In addition, our competitors may be able to adapt more quickly to new technologies or may be able to devote greater resources to the development, marketing and sale of their products than we can. We may never establish and maintain a competitive position in the hybrid financing and logistics management businesses.

Some of our current or future competitors have or may have longer operating histories, stronger research and development capabilities, greater brand recognition, larger customer bases or greater financial, technical or marketing resources than we do. Smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we fail to adopt new technologies or adapt our digital asset platforms and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must be able to develop new products or enhance the capabilities related to blockchain technology that is being developed by us to keep pace with our industry’s rapidly changing technology and customer requirements.. However, the industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. Our business prospects depend on our ability to develop new products and applications for our technology in new markets that develop as a result of technological and scientific advances, while improving performance and cost-effectiveness. New technologies, techniques or products could emerge that might offer better combinations of price and performance than the blockchain technology solutions that are being developed by us. It is important that we anticipate changes in technology and market demand. If we do not successfully innovate and introduce new technology into our anticipated technology solutions or effectively manage the transitions of our technology to new product and service offerings, our business, financial condition and results of operations could be adversely affected.

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

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our online platforms. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, or if the telecommunication network in China is disrupted or failed, our gross margins could be adversely affected. Technical limitations on internet use could also be developed or implemented. For example, restrictions could be implemented on personal internet use in the workplace in general or access to our website in particular. This could lead to a reduction of customers’ activities or a loss of customers altogether, which in turn could have an adverse effect on our financial position and results of operations. In addition, if internet access fees or other charges to internet users increase, our user traffic might decrease, which in turn could significantly decrease our revenues.

The proper functioning of our platform is essential to our business. Any failure to maintain the satisfactory performance of our platforms and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of the blockchain-based digital asset platform designed and developed by us are critical to our ability to attract and retain customers and provide quality customer service. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platforms or reduced transaction processing performance could reduce the attractiveness of product and service offerings. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our blockchain-based digital asset platform to meet evolving demand of our customers, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these technology upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We historically incurred a great amount of expenses on a variety of different marketing and brand promotion efforts to enhance our brand recognition and increase sales of our services and products for our previous B2B business. We have very limited operating history of our current business and may need to make significant investments in sales and marketing to promote our brand recognition. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. Marketing of blockchain-based solutions services to customers is evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the blockchain and digital asset industry is the secure storage of confidential information and its secure transmission over public networks. A significant amount of transaction data is stored on the platform designed and developed by us. In addition, some digital asset transactions are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information stored on the platforms developed and maintained by us. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity on our platforms’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image and reputation. If we give third parties greater access to our blockchain-based platform in the future as part of our business operation, it may become more challenging for us to ensure the security of our systems.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As blockchain and digital asset industry continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or customer information that could affect how we store, process and share data with our customers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Ms. Hua Zhou, our chairperson and chief executive officer, and our other executive officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2020, we had 2,870,659,129 ordinary shares issued and outstanding (excluding 36,249,120 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards), of which 896,477,774 ordinary shares or approximately 31.2% were held by Mr. Haohan Xu, our director. Pursuant to the Registration Rights Agreements we entered into with Mr. Haohan Xu on May 21, 2019, we agreed to provide Mr. Haohan Xu with certain registration rights in respect of our ordinary shares held by him, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Registration of these shares under the Securities Act of 1933, or the Securities Act, would result in these shares becoming freely tradable without restrictions immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any other existing shareholders sell a substantial amount of their shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.

As the insurance industry in China is still developing, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to expand our business, we could be increasingly exposed to various liability claims related to our products and services. Any liability claims, business disruption, or natural disaster could result in substantial costs and the diversion of resources, which would have an adverse effect on our business and results of operations.

We might not be able to adequately protect our intellectual property rights.

We believe our domain names, trademarks, technology know-how and other intellectual properties are important to our business and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. But we cannot assure you such steps would be sufficient to prevent the infringement of our intellectual properties. If we fail to adequately protect our intellectual property rights, including our rights in know-how or our trademark, it could have an adverse effect on our operations.

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

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.

We may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technologies, products and services. The blockchain and digital asset industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce these rights. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. Additionally, we may in the future to enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in developing our platform products. As with any business relationship, we may face disputes and lawsuits related to those intellectual property licensing agreements. As our operations grow, the likelihood of us becoming involved in intellectual property related lawsuits and disputes to protect or defend our intellectual property rights and the use of third-party intellectual property rights may increase.

In addition, it is extremely difficult for us to monitor all of the patent applications that have been filed in the PRC or in other countries or regions and whether, if such pending patents are granted, such patents would have a material and adverse effect on our business if our product and service offering were to infringe upon them.

Other third parties may file claims against us or our customers alleging that our products, processes, or technologies infringe third-party intellectual property rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigations. Any unfavorable results we may receive in such proceedings could have a material adverse effect on our business, financial condition and results of operations.

We depend on regulatory approvals and licenses to operate in our existing markets and to gain access to new markets.

The internet and telecommunication industries in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industries including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industries.

The relevant laws and regulations are relatively new or evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Our VIEs may be required to obtain and maintain the applicable Internet Information Service license, or ICP license, for value-added internet services if they operate any website in China and engage in providing commercial internet information services through such websites. Furthermore, Our VIEs could be required to obtain additional licenses. If Our VIEs fail to obtain or maintain any of the required licenses or approvals, their continued business operations could subject them to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of Our VIEs will materially and adversely affect our business, financial condition and results of operations.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, among others, the U.S. Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and subject to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and firms registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Select Market of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to the PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Since December 2019, China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces resulted in travel restrictions, quarantine and social distancing measures imposed by the local governments across China and materially affected general commercial activities in China. The COVID-19 outbreak made it difficult to carry out our marketing activities to promote our products and services to potential customers and gave rise to sudden significant changes in regional and global economic conditions that could interfere with purchases of products or services. We currently are unable to predict the duration and severity of the spread of the COVID-19, and responses thereto, and the impact on our business, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of internet content distribution services. Foreign investors are limited to services sections opened up in China's WTO commitments and are not allowed to own more than 50% of the equity interests in any entity conducting internet content distribution business or other value-added telecom businesses, except e-commerce business, for which there is no upper limit to the shareholding percentage for foreign investors. Additionally, any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for Admission of Foreign Investment promulgated in 2019, as amended, and other applicable laws and regulations. After the divestment of our previous wholly-owned PRC subsidiary and VIE that are associated with the operations of our B2B services in July 2019, we currently conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Lianji Future, and our consolidated affiliated entities in China, Lianji and Kuali Yitong, or Our VIEs, and their respective shareholders. Our contractual arrangements with Our VIEs and their respective shareholders enable us to exercise effective control over them and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

In the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Shanghai), our current ownership structure, the ownership structure of Our WFOE and Our VIEs, and the contractual arrangements between Our WFOE, Our VIEs, and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that might be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, restrict or prohibit us to finance our business and operations in China, shut down our servers or block our website, require us to restructure our operations, impose additional conditions or requirements with which we might not be able to comply, levy fines, confiscate our income or the income of our PRC subsidiary or affiliated PRC entities, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business.

Substantial uncertainties exist with respect to the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Foreign Investment Law of the PRC was promulgated in March 2019 and took effect in January 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Foreign Investment Law expands the definition of foreign investment and introduces the principle for determining whether a company is considered a foreign-invested enterprise, or an FIE. The Foreign Investment Law specifically provides that an FIE refers to an enterprise all or part of whose capital is invested by foreign investor(s) and duly registered and established within China in accordance with Chinese law. “Foreign investment” in the Foreign Investment Law refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country, or the Foreign Investor, within China, with the investment activities including the following situations: (i) a Foreign Investor, individually or collectively with other investors, establishes an FIE within China; (ii) a Foreign Investor acquires stock shares, equity shares, interests in assets, or other similar rights to and interests in an enterprise within China; (iii) a Foreign Investor, individually or collectively with other investors, invests in a new project within China; and (iv) foreign investments in other forms as provided by law, administrative regulations, or by the State Council.

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

The provision of value-added telecommunication services, which we conduct through Our VIEs, is currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce, partially amended by Special Administrative Measures (Negative List) for Foreign Investment Access in June 2019.

Currently, the Foreign Investment Law divides foreign investments into direct investments and indirect investments, but there are no further provisions in indirect investments. Whether China will implement penetration supervision, to which level it will penetrate, whether it will use “control” as the judgement standard, whether it will be limited to the areas in the negative list and other issues such as the way to supervise, all remain uncertain. Considering the possibility that any future law, administrative regulations or provisions of the State Council may subject foreign companies with contractual arrangements with a PRC entity to the supervision of the Foreign Investment Law, It is unclear whether Our VIEs would be determined to be FIEs. The Foreign Investment Law provides that China may establish a foreign investment security review system to conduct security reviews on foreign investment that affect or may affect national security. Therefore, it is also unclear whether the market entry clearance shall be completed by companies with existing VIE structures like us and whether the security reviews shall be conducted on us. If such clearance or review is required, we will face uncertainties as to whether it can be timely obtained, or at all.

In addition, the Foreign Investment Law stipulates a five-year transition period, during which enterprises could retain original organization form. It remains uncertain as to whether the requirement of the five-year transition mean that FIEs need to modify existing contracts and other documents within five years and go through the relevant approval, filing and industrial and commercial registration procedures and as to the consequence of the failure to go through such approval and filing procedures. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with Our VIEs in China and their respective shareholders for our operations, which might not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in certain internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entity, in which we do not hold shares, and its shareholder to operate our business in China. If we held the shares of Our VIEs, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Our VIEs and their shareholders’ performance of their contractual obligations to exercise effective control. Our contractual arrangements are generally effective for the complete period Our VIEs exists. In general, neither Our VIEs nor their respective shareholders could terminate the contracts prior to the expiration date. However, the shareholders of Our VIEs might not act in the best interests of our company or might not perform its obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entity. We can replace the shareholder of Our VIEs at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Our VIEs or their shareholder to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.” Therefore, these contractual arrangements might not be as effective as the direct holding of shares.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties could be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements between Our WFOE, Our VIEs and their respective shareholders were not entered into on an arms-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities could impose late payment fees and other penalties on our consolidated affiliated entity for the adjusted but unpaid taxes. Our results of operations could be adversely affected if our consolidated affiliated entity’s tax liabilities increase significantly or if it is required to pay late payment fees or other penalties.

The shareholders of Our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Our VIEs include Mr. Kaiming Hu, Mr. Longming Wu, a director of our company, and Ms. Hong Zhou. Mr. Hu and Mr. Wu are also beneficial owners of our company. Conflicts of interest may arise from them in their roles as directors and beneficial owners of our company and as shareholders of Our VIEs. These shareholders may breach, or cause Our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and Our VIEs, which would have a material and adverse effect on our ability to effectively control Our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the option agreements with these shareholders to request them to transfer all of their equity interests in Our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. For the shareholders who are also our directors, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. The shareholders of Our VIEs have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of Our VIEs. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Our VIEs, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by Our WFOE, and our wholly-owned Hong Kong subsidiary, Ucon Capital (HK) Limited, or Ucon HK, which is the direct holding company of Our WFOE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we might incur. If Our WFOE or Ucon HK, as the case may be, incurs debt on their own behalf in the future, the instruments governing the debt could restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities could require us to adjust our taxable income under the contractual arrangements Our WFOE currently has in place with our consolidated affiliated entities in a manner that would adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Our WFOE, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Our WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2019, the paid-in registered capital of Our WFOE was nil. Our WFOE obtained the business license on April 3, 2019. According to its articles of association, our WFOE’s registered capital is US$1.5 million. The registered capital will be paid one-time within 20 years from the date of issuance of the business license. Under the subscription system of the registered capital in PRC Company Law, we only need to contribute capital before that date. Since our obligations have not expired yet, the current unpaid capital contribution is not an act of non-performance of the investment obligations and it will not affect the shareholders’ rights such as dividend rights and equity transfer rights. According to the Minutes of the National Court Work Conference for Civil and Commercial Trials promulgated by the Supreme People's Court in November 2019, the shareholder's capital contribution dates expire expeditiously in the following situations: (i) where the company is subject to execution in a case in which the people's court has taken all execution measures but there is no property available for execution and the company meets the conditions for bankruptcy but fails to apply for bankruptcy; or (ii) the period for capital contribution by the shareholders is extended by resolutions made by company's shareholders' (general) meeting or by other means after the incurrence of the company's debts. In both cases, we have the risk of contributing the capital to our WFOE before expected date. Any limitation on the ability of Our WFOE or Ucon HK to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We could lose the ability to use and enjoy assets held by Our VIEs that are important to the operation of our business if such entities go bankrupt or become subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with Our VIEs, such entities hold certain assets that are important to the operation of our business. If Our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we might not be able to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. If Our VIEs undergo voluntary or involuntary liquidation proceedings, the unrelated third-party creditors could claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•	new laws and regulations could be promulgated that will regulate internet activities. If these new laws and regulations are promulgated, additional licenses could be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and

•	we operate in the blockchain and digital asset industry that is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new technologies and new industry standards and practices, which could result in new laws and regulations. Currently, the laws and regulations relating to blockchain technologies are not established and detailed enough in China and other jurisdictions. As a result, we are subject to legal and regulatory uncertainties.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2019, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by PRC government.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. We acquired Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015 and divested our B2C business in September 2015, and we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

If we fail to maintain Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our ADSs could be delisted.

According to the Nasdaq listing standards, if the market value of publicly held shares falls below US$1 million for 30 consecutive business days, such company’s securities may be subject to delisting from Nasdaq Capital Market, unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. Prior to the transfer of the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market in January 2020, we received letters from Nasdaq advising us that the market value of our publicly held shares no longer met the continued listing requirement of the Nasdaq Global Market. We cannot assure you that we will not fail to meet the continued listing requirement of the Nasdaq Capital Market in the future. In the event that we are not in compliance with such requirement and fail to regain compliance, we may delist our ADSs.

Furthermore, according to the Nasdaq listing standards, if the trading price of a listed company’s listed securities falls below US$1.00 per share for a period of 10 consecutive business days, such company’s securities may be subject to delisting unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. On January 4, 2019 and March 2, 2020, respectively, we received two letters from Nasdaq advising us that our ADS had been trading at a price that would subject our ADSs to delisting if we fail to regain compliance with the Nasdaq minimum bid price requirements. We were granted a grace period of 180 calendar days, expiring on August 31, 2020, in which to regain compliance. We have regained compliance since June 5, 2020 as the closing bid price of our ADSs was at least US$1.00 for a minimum of ten consecutive business days during this 180-day period.

In addition, according to the Nasdaq listing standards, if the stockholders’ equity falls below US$2.5 million, such company’s securities may be subject to delisting from Nasdaq Capital Market, unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. Prior to the transfer of the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market in January 2020, we received a letter from Nasdaq advising us that our stockholders’ equity no longer met the continued listing requirement of the Nasdaq Global Market. We cannot assure you that we will not fail to meet the continued listing requirement of the Nasdaq Capital Market in the future. In the event that we are not in compliance with such requirement and fail to regain compliance, we may delist our ADSs.

We have not regained compliance with the minimum bid requirement as of the date of annual report. We intend to continue to monitor the closing bid price of our ADSs between now and August 31, 2020, and consider available options to cure the deficiency and regain compliance within the prescribed grace period. If we fail to regain compliance, our ADSs could be subject to delisting. There can be no assurance that we will meet the requirements for continued listing.

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

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year ending after the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

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

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 331/3% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

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

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2020 Revision), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final and conclusive;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations exclusively in China. All of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies (apart from our memorandum and articles of association and the register of mortgages and charges). Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs will only be able to exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel your ADSs and withdraw the underlying ordinary shares and follow the requisite steps to be recognized as a holder of ordinary shares entitled to vote such shares. Under our fourth amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you might not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the underlying ordinary shares represented by your ADs to allow you to cast your vote directly with respect to any specific matter at the meeting. In addition, the depositary might not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares representing your ADSs. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you might not be able to exercise your right to vote and you could lack recourse if your ordinary shares are not voted as you requested.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Capital Market, has required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements could be especially difficult and costly for us because we might have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel could command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we might need to rely more on outside legal, accounting and financial experts, which could be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we might incur or the timing of such costs.

We could be a passive foreign investment company, or PFIC, which would result in adverse United States tax consequences to United States investors.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (including cash). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of passive assets (including property producing passive income) and net foreign currency gains. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current income and assets and the value of our ADSs and issued and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2020 or in the foreseeable future.

With respect to our 2020 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including goodwill (determined, in part, based on the price of our ADSs), and the expected future composition of our income and assets. However, we might be a PFIC for our 2020 taxable year or any future taxable years due to changes in our asset or income composition, or the value of our assets, including if our market capitalization is less than anticipated or subsequently declines.

Although the law in this regard is not entirely clear, we treat Our VIEs as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIEs for United States federal income tax purposes, we could be treated as a PFIC for our taxable year ended December 31, 2019 and for subsequent taxable years.

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

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We started to operate a group buying and B2C e-commerce platform in China through Beijing Wowo Tuan Information Technology Co., Ltd. in March 2010. In order to facilitate investment in our company, we incorporated Wowo Limited in Cayman Islands as a holding company in July 2011.

In April 2015, Wowo Limited completed the initial public offering and listed our ADSs on the Nasdaq Capital Market under the symbol “WOWO.” We raised approximately US$37.3 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

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

In June 2016, we changed the trading symbol for our ADSs listed on the Nasdaq Global Market to “JMU.” In December 2016, we also changed our company name to JMU Limited.

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

In May 2019, we acquired Mercurity Limited (previously known as Unicorn Investment Limited) to establish our blockchain-based digital asset infrastructure solutions business. We issued 632,660,858 new ordinary shares as consideration for the acquisition.

In July 2019, we divested our B2B services to food-industry suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary, to Marvel Billion Development Limited, or Marvel Billion, in exchange for US$1.0 million in cash. In addition, the buyer and the divested entities agreed to waive all the rights and claims with respect to the liabilities owed by us to the divested entities.

In January 2020, we transferred the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market.

In February 2020, we changed the trading symbol for our ADSs listed on the Nasdaq Capital Market to “MFH.”

In March 2020, we acquired the entire ownership of NBpay Investment Limited, or NBpay, to further strengthen our capabilities in the blockchain-enabled payment solutions. We issued 761,789,601 new ordinary shares to Mr. Kaiming Hu, our principal shareholder and the sole shareholder of Kuali Yitong, as consideration for the acquisition.

In April 2020, we changed our company name to “Mercurity Fintech Holding Inc.” to align the company name with our new blockchain-based digital asset infrastructure solutions business.

In May 2020, we changed the ratio of our ADSs to ordinary shares from one ADS representing 180 ordinary shares to one ADS representing 360 ordinary shares.

We currently conduct our operations in China through contractual arrangements among (i) our wholly-owned PRC subsidiary, Lianji Future, and (ii) Kuali Yitong Technology Co., Ltd. and Beijing Lianji Technology Co., Ltd. and their respective shareholders.

Our principal executive offices are located at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our investor relationship website ir.ccjmu.com. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

Our Principal Business

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity to start developing digital asset transaction platform and solutions based on blockchain technologies. On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing digital asset infrastructure solutions services based on blockchain technologies. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

Asset Trading

We provide digital asset trading infrastructure solutions based on internet and blockchain technologies to our customers. These services include, among others, (i) comprehensive solutions in connection with digital asset transactions, (ii) platform-based products, such as transaction facilitation system, trading system, account management system, operation management system and mobile applications, and (iii) a variety of supplemental services, such as customized software development services, maintenance services and compliance support services. We launched Version 2.0 of our asset trading platform in 2019 which has included enhancements to the functionality of Version 1.0 as well as new offerings of services and products for our customer on this platform. We are currently developing Version 3.0 of our asset trading platform.

Our target customers for the asset trading platform are mainly institutional customers, such as digital asset exchanges, trading platforms, foreign exchange companies, brokers, funds and asset management companies. In 2019, we generated substantially all of our revenues from selling our asset trading platform and providing supplemental services to a customer who purchased this platform.

Asset Digitalization

We have developed an asset digitalization platform, which can provide blockchain-based digitalization solutions for traditional assets, such as fiat currencies, bonds and precious metals. These solutions include, among others, (i) standard process of white label asset tokenization, such onboarding, compliance certification, asset custody and token issuance and asset redemption by token holders, (ii) comprehensive and customized solutions for asset tokenization, and (iii) blockchain-enabled smart contract management system, KYC and anti-money laundering compliance management system, trust audit management system and other products that can be purchased and used separately, as well as mobile applications. We launched Version 1.0 of our asset digitalization platform in 2019 to provide institutional customers with customized services and products. We are currently developing Version 2.0 of our asset digitalization platform. The core offerings of Version 2.0 will be SaaS platform products and API services.

Our target customers for the asset digitalization platform are mainly those that intend to explore business solutions with the blockchain technologies, such as traditional asset management companies, internet companies, financial institutions and foreign exchange companies. We expect to start generating revenues from cross-border remittance business in 2020.

Cross-border Remittance

We provide cross-border remittance services through NBpay, our cross-border remittance platform. We provide blockchain-based cross-border payment solutions to global individual and institutional customers. We have launched Version 1.0 of the cross-border remittance platform since April 2020.

Our target customers for cross-border remittance services mainly include customers that demand for cross-border payment solutions, such as foreign trade companies, e-commerce companies, financial institutions and individuals who travel, work or study abroad. We expect to start generating revenues from cross-border remittance business in 2020.

We launched our Mercury Plan in April 2020 to actively explore acquisition opportunities that would complement our existing services or enhance our technology capabilities, such as high-performing global digital asset service providers in the payment, digitalization and transaction sectors. Leveraging our platform and the prospective acquisitions under our Mercury Plan, we expect to offer other services that are complementary to our core solutions services in the future and create significant value to our business partners, and ultimately benefit our business and customers.

Our Customer

As of December 31, 2019, we had one customer. We entered into two master software development agreements with this customer in May 2018 and July 2019, respectively. These two agreements are on substantially the same terms and conditions, both with an initial term of five years and the option to extend for additional five years. Pursuant to these agreements, we provide software design, development, testing, installation, configuration, integration and customized development services based on blockchain technologies and provide related supplemental services to this customer. The customer makes instalment payments of product development and service fees to us upon the occurrence of each specified event set out in these agreements.

Previous Business

In July 2019, we divested our B2B services to food-industry suppliers and customers by selling all the issued and outstanding shares of New Admiral, our former wholly-owned subsidiary, to Marvel Billion in exchange for US$1.0 million in cash. Prior to such divestment, we operated the following businesses from June 2016 to July 2019.

Online Direct Sales

In our discontinued online direct sales business, we acquired products from suppliers and sold them directly to customers. We had been expanding our offering in direct sales since the acquisition of our previous B2B business in June 2015. We focused on the sale of standard new ingredients by conducting research and developments of new products and organizing the manufacture by factories to ensure the standardized process of operation.

Online Marketplace

In our discontinued online marketplace business, third-party sellers offered products to customers over our previous online marketplace. We acquired the B2B online marketplace in June 2015, and had been bringing new products and services to the online marketplace since then. In order to attract more third-party sellers, we did not charge commission on transactions on our previous online marketplace. We provided transaction processing and billing services on all orders on our online marketplace. We required third-party sellers to meet our standards of quality.

Marketing

We engage various marketing channels to expand our business to more business partners and customers. We provide various incentives to our customers to increase their spending and loyalty, and we send e-mails to our customers periodically with product recommendations or promotions. To enhance our brand awareness, we also have engaged in brand promotion activities.

In addition to the online marketing activities, we also utilize offline activities to attract more users and promote our brand recognition. For example, we attended offline meetings, such as the Blockchain Technology Conference in Hainan, to enhance our brand awareness and promote our presence in the industry.

Competition

The blockchain and digital asset industry is intensely competitive and is densely populated by global competitors touting blockchain capabilities, including Huobi, Bitbank, Wanxiang Blockchain, Bit One Group and Metaps Inc., among others. Our competitors may have entered the industry much earlier than us. They may be better capitalized, may have more industry connections, and may be able to adapt more quickly to new technologies or may be able to devote greater resources to the development, marketing and sale of their products than we can.

We anticipate that the blockchain and digital asset market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

•	brand recognition and reputation;

•	product quality;

•	pricing;

•	ecosystem integration; and

•	customer service.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors have or may introduce new platforms and solutions that are superior to ours.

Seasonality

We have not experienced seasoned fluctuations in our current principal business. Due to our limited operating history in our current core business, the seasonal trends that we experienced are not necessarily indicative of the seasonal trends that we may experience in the future.

Intellectual Property

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we have three trademark applications relating to various aspects of our operations. As of the date of this annual report, we have registered three generic top-level domain names. Our registered domain names include www.mercurity.com, www.mfhi.com and www.nbpay.com.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. The current Special Administrative Measures (Negative List) for Admission of Foreign Investment (Year 2019) was promulgated in June 2019 and Industry Guidelines on Encouraged Foreign Investment (Year 2019) was promulgated in June 2019.Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Through Our WFOE and Our VIEs, we are engaged in certain industries that are classified as “restricted” under the Catalogue. Pursuant to the latest Catalogue amended in June 2019, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center). We engage in the development of computer network technology, technical consultancy and technical services, which are in the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

The Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, as amended in June 2018, which was replaced by Measures on Reporting of Foreign Investment Information promulgated in December 2019. According to Measures on Reporting of Foreign Investment Information, foreign investors carrying out investment activities in China directly shall submit investment information to the Ministry of Commerce or its local counterparts. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

On January 1,2020, Foreign Investment Law of the People’s Republic of China became effective. For foreign-invested enterprises established after the Foreign Investment Law, the organization form, institution and activity requirement shall be governed by the PRC Company Law and PRC Partnership Law. The established foreign-invested enterprises have a five-year transition period. During the transition period, the enterprises could retain the original organization form. Specific implementation measures will be further formulated by the State Council.

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

Regulations Relating to Blockchain Technology

Since May 2019, we started to engage in blockchain-enabled digital asset infrastructure solutions business. China has promulgated laws and restrictions against illegal activities conducted through blockchain technologies.

In January 2019, the Cyberspace Administration of China promulgated the Administrative Regulation on Blockchain Information Services, which regulates the information services provided to the public through internet sites, applications, etc. based on blockchain technology or systems. It states that blockchain information services suppliers shall implement the responsibility for information content security management, establish and improve management systems such as user registration, information review, emergency response, and security protection, they shall also have the technical conditions suitable for their services, establish and disclose management rules and platform conventions, sign service agreements with blockchain information services users, etc. This is the first time China conducted compliance supervision on the blockchain.

The PRC Cryptography Law, which entered into force on January 1, 2020, is the latest normative legal document that regulates the blockchain industry. The term “cryptography” refers to products, technologies and services that use specific transformations to carry out encryption protection or security authentication for information, etc. The use of blockchain technology to encrypt and protect the information it collects is a “cryptography” under PRC law and shall be regulated by the PRC Cryptography Law.

Under criminal law, the illegal use of blockchain technology may involves four types of crimes: crime of refusing to perform network security management obligations, crime of helping information network criminal activities, crime of violating citizens' information and crime of endangering public safety. Among them, the crime of refusing to perform network security management obligations may cause the mass dissemination of illegal information, the leakage of user information and leads to a serious consequence, the loss of evidence in criminal cases in a serious circumstance and other serious circumstance. Refusing to make corrections after being ordered by the regulatory authority to make corrective measures is subject to imprisonment of up to three years, detention or control and a fine.

Regulations Relating to E-Commerce

Prior to July 22, 2019, our principal business was food-industry B2B services and we were subject to regulations relating to e-commerce. China’s e-commerce industry is at a relatively early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effect in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

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

On April 30, 2019, the State Administration for Market Regulation published the Administrative Measures for Online Trading (Draft) to implement the PRC E-Commerce Law and improve the system for standardizing online trading. This draft could be regarded as a restatement and refinement of the PRC E-Commerce Law, which mainly stipulates the management of online transaction operators, the delivery of transaction information and data, the norms of transaction behavior, the protection of consumer rights and the market supervision department.

The Law of the People’s Republic of China Against Unfair Competition, as amended in 2019, includes the use of networks to engage in production and business activities in its scope of regulation, requiring operators not to use technical means to commit the acts through influencing user’s choice or otherwise hinder and disrupt normal operation of the cyber products or services provided legitimately by other business operators.

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

In July 2019, the Cyberspace Administration of China promulgated The Measures for Credit Information Management of Internet Untrustworthy Subjects (draft) to credit construction in the field of internet information services and strengthen credit information management of internet information service untrustworthy subjects. The draft lists four specific cases of serious untrustworthy activities and stipulates the subject of the above-mentioned acts shall be included in the blacklist of serious untrustworthy of internet information service. The validity period is three years, during which the subject will be restricted to engage in internet information service. Relatively minor behaviors which committed several times but have not reached the blacklist determination criteria will be included in the focus list.

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

On May 24, 2019, the Cyberspace Administration of China promulgated the Cybersecurity Review Measures (Exposure Draft), which, together with the Article 35 of the Cybersecurity Law, focuses on the cyber security review. It has clear and detailed provisions on the review object, review scope and review process, and provides guidance for law enforcement agencies.

On May 28, 2019, the Cyberspace Administration of China promulgated the Administrative Measures on Data Security, which further stipulates the network security protection obligations that network operators should perform under the PRC Cybersecurity Law, clarifies the standards for the collection, processing, using and security supervision of personal information and important data, and states that network operators shall make a filing with the local cyberspace administration when they collect important data or sensitive personal information for the purposes of business operations, any network operator that collects and uses personal information through products such as websites and applications shall develop and disclose the rules for collection and use separately.

In October 2019, the Information Security Technology - Personal Information Security Specification (Exposure Draft) was published to seek comments from the general public. Although the draft is a national recommended standard but not legally enforceable, from a practical point of view, existing internet companies have been inquired by the Cyberspace Administration of China for not conforming to the draft’s spirit and have been ordered to make rectification. In January 2020, National Information Security Standardization Technical Committee promulgated Information Security Technology - Basic Specification for the Collection of Personal Information by Mobile Internet Application (App) (Exposure Draft). This draft clarifies the basic requirements that mobile Internet applications should meet to collect personal information, which means that APP developers and operators who collect user’s personal information shall comply with the requirement strictly.

In December 2019, the Cyberspace Administration of China promulgated Provisions on the Ecological Governance of Network Information Contents, which took effect on March 1, 2020. Its goal is to meet the requirement of a network comprehensive management system and promote and create a good network ecology and network space. It specifies the obligations of network information content producers, network information content service platforms and network information content service users regarding related ecological governance.

Regulations Relating to Product Quality and Consumer Protection

In connection with our food-industry B2B services prior to July 22, 2019, we were subject to regulations relating to product quality and consumer protection. The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

We were subject to the Product Quality Law, the Consumer Protection Law and the Provisional Measures for 7-day Unconditional Return of Online Purchased Goods as an online supplier of commodities and a provider of online marketplace platform when we were providing food-industry B2B services and believe that we had been in compliance with these regulations in all material aspects before we ceased to provide food-industry B2B services.

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

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered www.mercurity.com, www.nbpay.com and www.mfhi.com.

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

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In November 2015, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties became effective and repealed the Trial Implementation, which was later replaced by the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits promulgated by State Taxation Administration in October 2019. Pursuant to the new Measures, non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection.” Non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, instead of being subject to approvals, simultaneously gather and retain the relevant materials pursuant to the provisions of these measures for future inspection and be subject to follow-up administration by the tax authorities.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No.19, which took effect and replaced SAFE Circular No. 142 from June 1, 2015. Although SAFE Circular No.19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. The sixth article of SAFE Circular No.19 relating to the administration of the exchange settlement and use of the capital in the foreign exchange account under other direct investments has been abolished by SAFE Circular No.39 in 2019.

In November 2012, SAFE promulgated the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, and amended it in May 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. The Appendix 1 and 2 have been abolished by SAFE Circular No.39 in 2019. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. The Appendix 3 and Article 11 in the Appendix 1 which stipulates that the foreign exchange bureaus shall implement annual inspection on foreign investment enterprises pursuant to the relevant provisions of the State have been abolished by SAFE Circular No.39 in 2019.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment. SAFE Circular No.13 has been partially abolished by SAFE Circular No.39 in 2019.

C.          Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Previously known as Unicorn Investment Limited.

(2)	The sole shareholder of Kuali Yitong is Mr. Kaiming Hu.

(3)	The shareholders of Lianji are Ms. Hong Zhou and Mr. Longming Wu, holding 1.0% and 99.0% equity interests of Lianji, respectively.

Contractual Arrangements with Lianji and Its Shareholders

Following our acquisition of Mercurity Limited in May 2019, we gained effective control over and received substantially all the economic benefits from Lianji through a series of contractual arrangements among our wholly-owned subsidiary Lianji Future, Lianji and its shareholders.

Agreements that Transfers Economic Benefits and Risks to Us

Exclusive Business Operation Agreement. Lianji Future and Lianji have entered into an exclusive business operation agreement, pursuant to which Lianji Future has the exclusive right to provide Lianji with technology development and application services. Without Lianji Future’s written consent, Lianji shall not accept any technology development and application services covered by this agreement from any third party. Lianji agrees to pay comprehensive service charges on an annual basis and up to the full balance of Lianji’s total income after deduction of its costs and expenses. In addition, Lianji undertakes that without Lianji Future’s prior written consent, Lianji shall not enter into any transactions that may have material effect on Lianji’s assets, obligations, rights or business operations. Unless otherwise agreed by the parties, this agreement will remain effective until Lianji Future ceases business operations.

Agreements that Provide Us with Effective Control over Lianji

Powers of Attorney. Each shareholder of Lianji has issued a power of attorney, irrevocably appointing Lianji Future, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Lianji that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in Lianji, on behalf of such shareholder. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of Lianji Future.

Exclusive Option Agreement. Lianji Future, Lianji and each of Lianji’s shareholders have entered into an option agreement, pursuant to which Lianji’s shareholder has irrevocably granted Lianji Future an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Lianji or all or part of Lianji’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Lianji shall reimburse Lianji Future the exceeding amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Lianji undertake, among other things, that without Lianji Future’s prior written consent, they shall not take any actions that may have material effect on Lianji’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Lianji. These agreements have terms of ten years, which may be extended upon Lianji Future’s written confirmation prior to the expiry.

Equity Interest Pledge Agreement. Each shareholder of Lianji has entered into an equity interest pledge agreement with Lianji Future and Lianji, pursuant to which, the shareholder has pledged all of his or her equity interest in Lianji to Lianji Future to guarantee the performance by Lianji and its shareholders of their obligations under the master agreements, which include the business operation agreement the power of attorney and the exclusive option agreement. Each shareholder of Lianji agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Lianji Future. The equity interest pledge agreement remain effective until Lianji and its shareholders discharge all of their obligations under the master agreements.

Contractual Arrangements with Kuali Yitong and Its Shareholder

Following our acquisition of NBpay in March 2020, we gained effective control over and received substantially all the economic benefits from Kuali Yitong through a series of contractual arrangements among our wholly-owned subsidiary Lianji Future, Kuali Yitong and its shareholder.

Agreements that Transfers Economic Benefits and Risks to Us

Business Operation Agreement. Lianji Future and Kuali Yitong have entered into a business operation agreement, pursuant to which Lianji Future has the exclusive right to provide Kuali Yitong with technology development and application services. Without Lianji Future’s written consent, Kuali Yitong shall not accept any technology development and application services covered by this agreement from any third party. Kuali Yitong agrees to pay comprehensive service charges on an annual basis and up to the full balance of Kuali Yitong’s total income after deduction of its costs and expenses. In addition, Kuali Yitong undertakes that without Lianji Future’s prior written consent, Kuali Yitong shall not enter into any transactions that may have material effect on Kuali Yitong’s assets, obligations, rights or business operations. Unless otherwise agreed by the parties, this agreement will remain effective until Lianji Future ceases business operations.

Agreements that Provide Us with Effective Control over Lianji

Powers of Attorney. The shareholder of Kuali Yitong has issued a power of attorney, irrevocably appointing Lianji Future, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Kuali Yitong that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in Kuali Yitong, on behalf of such shareholder. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of Lianji Future.

Option Agreement. Lianji Future, Kuali Yitong and Kuali Yitong’s shareholder have entered into an option agreement, pursuant to which Kuali Yitong’s shareholder has irrevocably granted Lianji Future an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Kuali Yitong or all or part of Kuali Yitong’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholder or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Kuali Yitong shall reimburse Lianji Future the exceeding amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholder of Kuali Yitong undertakes, among other things, that without Lianji Future’s prior written consent, it shall not take any actions that may have material effect on Kuali Yitong’s assets, businesses and liabilities, nor shall he appoint or replace any directors, supervisors and officers of Kuali Yitong. These agreements have terms of ten years, which may be extended upon Lianji Future’s written confirmation prior to the expiry.

Equity Pledge Agreement. The shareholder of Kuali Yitong has entered into an equity pledge agreement with Lianji Future and Kuali Yitong, pursuant to which, the shareholder has pledged all of his equity interest in Kuali Yitong to Lianji Future to guarantee the performance by Kuali Yitong and its shareholder of their obligations under the master agreements, which include the business operation agreement the power of attorney and the exclusive option agreement. The shareholder of Kuali Yitong agrees that, during the term of the equity interest pledge agreement, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Lianji Future. The equity interest pledge agreement remain effective until Kuali Yitong and its shareholder discharge all of their obligations under the master agreements.

We have been advised by our PRC legal counsel, Beijing Dacheng Law Offices, LLP, that the ownership structure and the contractual arrangements among Our WFOE, Our VIEs and their respective shareholders will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have an adverse effect on us.”

D.           Property, Plants and Equipment

Our executive offices are located at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People's Republic of China and occupy a total of 108 square meters. The lease of our headquarter office has a term of two years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.           Operating Results

Overview

Our current principal business is to design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services. We started this new business since our acquisition of Mercurity Limited (previously known as Unicorn Investment Limited) in May 2019. We incurred net income of US$0.5 million for the year ended December 31, 2019.

We incurred loss from operations of US$1.4 million and US$1.8 million for the years ended December 31, 2017 and 2018, respectively, and had income from operations of US$0.5 million for the year ended December 31, 2019. As we only acquired our current continuing operations in 2019, our loss from operations for the years ended December 31, 2017 and 2018 were primarily due to the general and administrative expenses incurred during those years.

Acquisition of Mercurity Limited

In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity to start developing digital asset transaction platform products based on blockchain technologies and providing related services. Pursuant to the share purchase agreement among our company, Mercurity Limited and Mr. Haohan Xu, who was the sole shareholder of Mercurity Limited prior to the completion of this transaction, we acquired all the issued and outstanding shares of Mercurity Limited from Mr. Haohan Xu for the consideration of 632,660,858 newly issued ordinary shares of our company. Upon the completion of this acquisition, Mercurity Limited and its subsidiaries became our wholly-owned subsidiaries and we gained effective control over Lianji through the contractual arrangements among Lianji Future, Lianji and its shareholders.

Divestment of B2B Business

On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion, an entity associated with Ms. Xiaoxia Zhu, in exchange for US$1.0 million in cash. Marvel Billion and the divested entities agreed to waive all the rights and claims with respect to the liabilities owed by us to the divested entities. Upon the completion of this transaction, Marvel Billion assumed all the outstanding liabilities of the divested entities.

The above-mentioned divestment was a strategic shift of our business and has had a major effect on our results of operations. As a result, assets and liabilities, revenues and expenses and cash flows related to the previous B2B business have been reclassified as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements for all the periods presented in this annual report. Our consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2017 and 2018 are adjusted retrospectively to reflect the change. For more information of our discontinued operations, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

Key Components of Results of Operations

Revenues

We have been deriving revenues from providing digital asset infrastructure solutions based on blockchain technologies since our acquisition of Mercurity Limited in May 2019. We currently generate our revenues from software design, development and related, testing, installation, configuration, integration and customized development services based on blockchain technologies and provide related supplemental services to one customer. Our revenues were US$1.7 million for the year ended December 31, 2019.

Cost of Revenues

Our cost of revenues currently consists of payroll of technical personnel. Our cost of revenues was US$0.3 million for the year ended December 31, 2019.

Operating Expenses

Our operating expenses consist of general and administrative expenses. Our total operating expenses were US$1.0 million for the year ended December 31, 2019.

Our general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees.

Interest Income

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks.

Other Income

Other income consists primarily of the gain generated from our disposal of one cryptocurrency in exchange for another type of cryptocurrency.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires our management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

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

Revenue Recognition

We generate revenues primarily from fixed-price short-term contracts involving the design, development, creation, testing, installation, configuration, integration and customization of making fully operational software and from providing related services.

On January 1, 2019, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to our consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, we recognize revenue when we satisfy a performance obligation when the customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

For software development services, we recognize revenue over time as our performance creates or enhances an asset that the customer controls as the asset is created or enhanced. We generally recognize revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. We believe that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

The services other than those associated with the software development services may be a service performance obligation, which is distinct from performance obligation for software development. Our services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract.

Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”). Our intangible assets are cryptocurrencies which are measured at cost. We estimated the fair values of the intangible assets with the assistance from an independent third-party appraiser and no impairment loss was recognized for the year ended December 31, 2019. We are ultimately responsible for the determination of all amounts related to the intangible assets recorded in the financial statements.

Impairment of Goodwill

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

We estimated the fair value of the goodwill with the assistance from an independent third-party appraiser and no impairment loss was recognized for the year ended December 31, 2019. We are ultimately responsible for the determination of all amounts related to the goodwill recorded in the financial statements.

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

Since the divestiture of the B2B business and B2B business in July 2019, we have one reporting unit, our blockchain-based digital asset infrastructure solutions business. We measure goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable input (Level 3 inputs) and the cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. We did not recognize any impairment loss for the year ended December 31, 2019.

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

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Since our initial public offering in April 2015, the determination of the fair value of the ordinary shares has been based on the market price of our ADSs traded on the Nasdaq Global Market.

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

The key assumptions used in the valuation of the employee share options are summarized in the following table:

	Modification on September 1,	Grants on July 1,	Modification on June 20,
	2015	2016	2017
Risk-free rate of return(1)	0.47% - 0.88%	1.46%	1.25%
Contractual life of the options(2)	5.0 years	10.0 years	5.0 years
Volatility(3)	60.3% - 65.1%	54.8%	41.0%
Post-vesting forfeiture rate(4)	nil	nil	nil
Post-vesting forfeiture rate(5)	N/A	36.1%	N/A
Exercise multiple(6)	3x / 2x	3x / 2x	3x / 2x

(1)	The risk-free rate of return is based on the yield curve of U.S. dollar China sovereign bonds as of the valuation dates as extracted from Bloomberg.
(2)	The contractual life of the options is based on the option grant letter.
(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed guideline companies over a period comparable to the contractual life of the options.
(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.
(5)	The post-vesting forfeiture rate applied to options granted to general staff was based on our historical statistical data. 0% was applied to options granted to executive management with expectation that the executive management will not quit from the company over the contractual life of the options.
(6)	Exercise multiple is the ratio of the fair value of a share over the exercise price at the time which the option will be exercised, estimated based on a consideration of research study regarding exercise pattern from historical statistical data. A multiple of three was used for the executive management and a multiple of two was used for general staff.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents selected financial data from our consolidated statements of operations for the periods indicated. Because we had a significant restructuring and a strategic shift in principal business during 2019, the historical operation of our B2B food supply chain business was categorized as a discontinued operation. In addition, we only acquired our current continuing asset transaction platform business in 2019. As a result, the period-to-period comparisons of our results of operations can only provide very limited insight into the development of our operation and thus should not be relied upon as indicative of our future performance.

	For the years ended December 31,
	2017	2018	2019
Revenues
Third parties	-	-	1,738,000
Total revenues	-	-	1,738,000
Cost of revenues	-	-	(257,023)
Gross profit	-	-	1,480,977
Operating expenses:
General and administrative	(1,440,476)	(1,808,776)	(1,025,145)
Total operating expenses	(1,440,476)	(1,808,776)	(1,025,145)
(Loss)/income from operations	(1,440,476)	(1,808,776)	455,832
Interest income, net	-	29	279
Other income, net	-	-	26,859
(Loss)/income before provision for income taxes	(1,440,476)	(1,808,747)	482,970
Income tax benefits	-	-	-
(Loss)/Income from continuing operations	(1,440,476)	(1,808,747)	482,970
Discontinued operations:
Loss from discontinued operations	(160,458,503)	(121,431,038)	(1,708,270)
Net loss	(161,898,979)	(123,239,785)	(1,225,300)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues for the year ended December 31, 2019 were US$1.7 million from our blockchain-based digital asset infrastructure solutions business. We did not record any revenue for the year ended December 31, 2018 as we did not acquire our current continuing business until 2019.

Cost of revenues

Our cost of revenues for the year ended December 31, 2019 were US$0.3 million, which consisted of payroll of technical personnel. We did not incur any cost of revenues for the year ended December 31, 2018 as we did not acquire our current continuing business until 2019.

Operating expenses

Our operating expenses, consisting of general and administrative expenses, decreased by 43.3% from US$1.8 million for the year ended December 31, 2018 to US$1.0 million for the year ended December 31, 2019. This change was primarily due to a decrease in fees for professional services.

Net Loss

As a result of the foregoing, our net loss decreased by 99.0% from US$123.2 million for the year ended December 31, 2018 to US$1.2 million for the year ended December 31, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues were nil and nil for the years ended December 31, 2017 and 2018, as we did not acquire our current continuing new business until 2019.

Cost of revenues

Our cost of revenues was nil and nil for the years ended December 31, 2017 and 2018, as we did not acquire our current continuing new business until 2019.

Operating expenses

Our operating expenses, consisting of general and administrative expenses, increased by 25.6% from US$1.4 million for the year ended December 31, 2017 to US$1.8 million for the year ended December 31, 2018. This change was primarily because of the increase in audit fees.

Net Loss

As a result of the foregoing, our net loss decreased by 23.9% from US$161.9 million for the year ended December 31, 2017 to US$123.2 million for the year ended December 31, 2018.

B.          Liquidity and Capital Resources

We had US$19,740, US$1,191 and US$435,211 in cash and cash equivalents as of December 31, 2017, 2018 and 2019, respectively.

We have incurred net losses since our inception. Our net losses were US$161.9 million, US$123.2 million and US$1.2 million for the year ended December 31, 2017, 2018 and 2019, respectively, and our net cash used in operating activities were US$9.9 million, US$4.3 million and US$0.6 million in 2017, 2018 and 2019, respectively. In May 2020, we entered into a share purchase agreement regarding a private placement of US$1 million to Universal Hunter (BVI) Limited. We have received US$300,000 upon the first closing of this private placement and, pursuant to the share purchase agreement with Universal Hunter (BVI) Limited, we expect to receive additional US$700,000 no later than November 18, 2020. We believe that our current cash balance and anticipated cash flows from operations will be sufficient to meet our anticipated capital needs in the next twelve months.

If there is any change in business conditions or other future developments, including any investments we may decide to pursue, we may also seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if our wholly-owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Our WFOE currently has in place with Our VIEs in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, our wholly-owned PRC subsidiary, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises such as our wholly-owned PRC subsidiary are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid-in capital of Our WFOE and Our VIEs are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, Our WFOE and Our VIEs in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2019, the restricted net assets of Lianji, which represents registered capital and additional paid-in capital, was US$0.7 million. Any limitation on the ability of Lianji Future or our Hong Kong subsidiary, Ucon HK, to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We are an offshore holding company conducting our operations in China through Our WFOE and Our VIEs. The functional and reporting currency of our company is U.S. dollars. The financial records of Our WFOE and Our VIEs located in the PRC are maintained in Renminbi. Fluctuation in the exchange rate between the Renminbi and other foreign currency may affect our ability to inject capital in Our WFOE and Our VIEs. We could lend to Our WFOE and Our VIEs, or we could make additional capital contributions to Our WFOE, or we could establish new PRC subsidiary and make capital contributions to these new PRC subsidiary, or we could acquire offshore entities with business operations in China in an offshore transaction. Most of these uses are subject to PRC regulations and approvals. For example, loans by us to Our WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance Our WFOE by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are unlikely to lend money to Our VIEs and its subsidiaries which are PRC domestic companies. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion could limit our use of the proceeds we receive from our initial public offering to fund our expansion or operations.” The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	(in US$ thousands)
Net cash used in operating activities	(9,874)	(4,331)	(645)
Net cash (used in)/ provided by investing activities	(741)	(13)	588
Net cash provided by financing activities	12,643	1,686	-
Effect of exchange rate changes	280	(1,897)	135
Increase/(decrease) in cash and cash equivalents	2,307	(4,555)	78
Cash at the beginning of the period	2,605	4,912	357
Cash at the end of the period	4,912	357	435

Net cash used in operating activities

Net cash used in operating activities was US$0.6 million for the year ended December 31, 2019, reflecting a combination of net cash used in continuing operations of US$0.9 million and net cash provided by discontinued operations of US$0.3 million. The net cash used in continuing operations was primarily due to an increase in accounts receivable of US$1.6 million and an decrease in prepaid expenses and other current assets of US$0.2 million, which were partially offset by net income from continuing operations of US$0.5 million and an increase in accrued expenses and other current liabilities and other non-current liabilities of US$0.2 million.

Net cash used in operating activities was US$4.3 million for the year ended December 31, 2018. We had a net loss of US$123.2 million. The principal items accounting for the difference between our net loss and our net cash used in operating activities were an increase in accrued expenses and other current liabilities of US$0.6 million and an increase in provision of doubtful other receivables of US$0.2 million, partially offset by a decrease in other current liabilities of US$0.1 million. Net cash used in discontinued operations in operating activities was US$3.1 million for the year ended December 31, 2018.

Net cash used in operating activities was US$9.9 million for the year ended December 31, 2017. We had a net loss of US$161.9 million. The principal items accounting for the difference between our net loss and our net cash used in operating activities were an increase in prepaid expenses and other current assets of US$0.5 million and an increase in accrued expenses and other current liabilities of US$0.1 million, partially offset by a decrease in other current liabilities of US$0.1 million. Net cash used in discontinued operations in operating activities was US$9.0 million for the year ended December 31, 2017.

Net cash (used in)/provided by investing activities

Net cash provided by investing activities was US$0.6 million for the year ended December 31, 2019, representing proceeds from disposal of subsidiaries, VIE and VIE’s subsidiaries, net of cash disposed, as well as cash acquired from acquisition of subsidiary and VIE.

Net cash used in investing activities was US$13.1 thousand for the year ended December 31, 2018, representing net cash used in our discontinued operations.

Net cash used in investing activities was US$0.7 million for the year ended December 31, 2017, representing net cash used in our discontinued operations.

Net cash provided by financing activities

We recorded no cash flow from financing activities for the year ended December 31, 2019.

Net cash provided by financing activities was US$1.7 million for the year ended December 31, 2018, representing net cash provided by discontinued operations.

Net cash provided by financing activities was US$12.6 million for the year ended December 31, 2017, representing net cash provided by discontinued operations.

Capital Expenditures

We did not have capital expenditures for the year ended December 31, 2019.

We made capital expenditures of US$13.1 thousand for the year ended December 31, 2018, consisting of the purchase of property and equipment.

We made capital expenditures of US$0.7 million for the year ended December 31, 2017, consisting of the purchase of property and equipment.

Going forward, as more third-party sellers utilize our online markets and more customers and third-party sellers download and utilize our app, our server demand will increase and we intend to purchase additional servers to service our expanded networking.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

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

C.            Research and Development

Please refer to Item 4B “Information on the Company – Business Overview –Technology” and “Intellectual Property.”

D.            Trend Information

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

E.             Off-balance Sheet Arrangements

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in US$ thousands)
Operating Lease Commitments	21	21		—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hua Zhou	44	Chairperson of the Board of Directors, Chief Executive Officer
Haohan Xu	25	Director
Longming Wu	45	Director
Huimin Wang	64	Director
Xiaoyu Li	31	Director
Paul L. Gillis	66	Independent Director
Tony C. Luh	56	Independent Director
Min Zhou	56	Independent Director
Frank Zhigang Zhao	60	Chief Financial Officer

Ms. Hua Zhou has served as our chairperson and chief executive officer since July 2019 and as our director since May 2018. Ms. Zhou used to work at our company as a sales manager from 2011 to 2015. Ms. Zhou has over 10 years of experience in client and partner relationship management, M&A and marketing. Since 2017, Ms. Zhou has served as the Vice President of Strategic Partnership at Beijing Galaxy Fintech Group, a fin-tech company providing finance-related solutions to micro, small and medium enterprises. From 2015 to 2017, she worked as the Chief Executive Officer at iBeacon, a data-based marketing platform providing market targeting services to retailers. From 2009 to 2011, Ms. Zhou worked as the Director of Sales at WeLink Group. Prior to that, Ms. Zhou was Director of Clients at Focus Wireless Media, starting from 2007. Ms. Zhou holds a college degree from the China University of Petroleum.

Mr. Haohan Xu has served as our director since July 2019. Mr. Xu has been actively engaged in entrepreneurial activities. He currently serves as president and chief executive officer of Amazon Capital Inc. and is the founder and chief executive officer of Apifiny Group, a company developing asset network based on blockchain technologies. Prior to founding these companies, Mr. Xu worked as a private wealth management summer analyst at Morgan Stanley in the summer of 2018, where he focused on investments in the technology, media and telecommunication sector. From 2016 to 2017, Mr. Xu also accumulated experience in the fintech business through multiple positions at Galaxy Group and Haitou Capital in Beijing and New York. Mr. Xu received his bachelor of science degree from Columbia University.

Mr. Longming Wu has served as our director since July 2019. Mr. Wu has over 20 years of experience in business administration. He currently serves as chief executive officer of Beijing Galaxy Xingyuan Technology Co., Ltd. Prior to that, he served as president of Beijing Shiletao E-commerce Co., Ltd. from 2013 to 2016, where he was responsible for the development and operation of the company's online-to-offline business. From 1996 to 2013, he worked at Qingdao Real Estate Development Operation Co., Ltd., where he was a vice president. Mr. Wu received his bachelor's degree in international trade from Qingdao University in China and completed the Media Management Program at the Cheung Kong Graduate School of Business.

Ms. Huimin Wang has served as our director since June 2015. Ms. Wang is a co-founder of JMU HK, and she is also the founder of “Xiao Nan Guo” or the “Shanghai Min” brand. In addition to her directorship in our company, Ms. Wang is also the chairperson of Xiao Nan Guo Holdings Limited. In July 2019, Ms. Wang resigned from TANSH Global Food Group Co., Ltd. (formerly known as Xiao Nan Guo Restaurants Holdings Limited), a company listed on the Stock Exchange of Hong Kong (HKSE: 3666.HK), as its chairperson of the board of directors.

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

Mr. Paul L. Gillis has served as our independent director since June 2020. Mr. Paul L. Gillis has served as a professor of accounting at Peking University Guanghua School of Management since 2007 and served as a co-director of International MBA program from 2011 to 2019. Since 2012, he has also served as a current affairs commentator at China Global Television Network, an international English-language news channel, and China Radio International, an international radio broadcaster. Mr. Paul L. Gillis is widely recognized by magazines such as The Accountant and International Financial Law Review as a leading expert in financial accounting, and has amassed substantial experience in the accounting industry. In 2004, he retired as a partner of PricewaterhouseCoopers following a 28-year career in the United States, Singapore and China. From 2011 to 2013, Mr. Paul L. Gillis served as member of Standing Advisory Group of the Public Company Accounting Oversight Board (PCAOB). From 2009 to 2012, he also served as an independent director and chairman of audit committee at Pansoft Company Limited (Nasdaq: PSOF). Mr. Paul L. Gillis received his bachelor’s degree in accounting from Western Colorado University in 1975, his master’s degree in accounting from Colorado State University in 1976 and his Ph.D. degree in accounting from Macquarie Graduate School of Management in 2011.

Mr. Tony C. Luh has served as our independent director since April 2015. At present, Tony is a venture partner for DFJ DragonFund and Yifang Ventures. Mr. Luh was an independent board director for Pansoft Inc. between 2008 and 2012. Mr. Luh served as a General Partner and Greater China President for the Westly Group between 2011 and 2014. Before joining the Westly Group, Mr. Luh was a Founding Partner and Managing Director at DFJ DragonFund from 2006 to 2011. Mr. Luh is also one of the Founders and Managing Director at DragonVenture, which he co-founded in 1999. Before DragonVenture, Mr. Luh was a senior executive at InfoWave Communications from 1997 to 1999. Mr. Luh possesses over 30 years of experience in capital markets, sales, strategic alliances and business development and has accumulated public investment expertise in sectors ranging from information technology to high volume manufacturing in Asia.

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

Mr. Frank Zhigang Zhao has served as our chief financial officer since February 2015. Mr. Zhao has over two decades of experience in financial and accounting management with auditing firms and public companies. Prior to joining us, Mr. Zhao was the chief financial officer of Borqs International Limited, from 2013 to 2015. Mr. Zhao worked as the chief financial officer of KingMed Medical Diagnostics from 2011 to 2013. Mr. Zhao was the chief financial officer of Simcere Pharmaceutical Group, from 2006 to 2011. From 2005 to 2006, Mr. Zhao worked as the chief financial officer of Sun New Media Inc. From 2003 to 2005, Mr. Zhao worked at FARO Technologies, Inc. as a financial controller. Mr. Zhao received his bachelor’s degree in economics from Peking University and MBA degree from University of Hartford.

B.            Compensation

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of approximately US$152,000 in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

Name	Common shares underlying options awarded/Restricted Share Units		Exercise price (US$/share)		Date of grant	Date of expiration
Other Individuals as a Group	36,249,120		from 0 to 0.2		from 2011/2/1 to 2016/7/1	from 2018/9/1 to 2026/7/1
		*(1)		(1)	—	2016/7/1
Total	36,249,120

*	Less than one percent of our total outstanding share capital.
(1)	restricted share units

C.            Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe certain fiduciary duties to our company, including duties of loyalty, to act honestly, and to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and, diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Executive Officers

We have seven directors on our board of directors, two of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors.

Any director appointed by the board of directors to fill a casual vacancy shall hold office for the remaining term of the director in whose place he is appointed and shall be eligible for re-election at the expiry of the said term.

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

Audit Committee

Our audit committee consists of Paul L. Gillis, Tony C. Luh and Min Zhou. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Marketplace Rule 5605(c)(2)(A) and that Paul L. Gillis is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. Paul L. Gillis serves as the chairperson of the audit committee.

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

Compensation Committee

Our compensation committee consists of Min Zhou and Tony C. Luh. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules. Min Zhou serves as the chairperson of the compensation committee.

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

D.            Employees

As of December 31, 2019, we had a total of 19 employees, consisting of one staff member in sales, one staff member in marketing, eight staff members in research and development, and nine staff members in other functions. We had a total of 75 employees as of December 31, 2018 and 252 employees as of December 31, 2017 in connection with our discontinued B2B business.

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

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after the date of this annual report. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares issued and outstanding as of May 31, 2020 was 2,960,659,129 (excluding 36,249,120 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards).

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Hua Zhou(1)	—	—
Haohan Xu(2)	896,477,774	30.3
Huimin Wang(3)	149,100,132	5.0
Longming Wu(4)	—	—
Xiaoyu Li(5)	—	—
Paul L. Gillis(6)	—	—
Tony C. Luh(7)	—	—
Min Zhou(8)	—	—
Frank Zhigang Zhao(9)	*	*
Directors and executive officers as a group	1,055,950,446	35.7
Principal Shareholders:
Kaiming Hu(10)	761,789,601	25.7
Amazon Capital Inc.(11)	574,131,836	19.4
Universal Hunter (BVI) Limited(12)	150,825,600	5.1
Extensive Power Limited(13)	149,100,132	5.0

*	Less than 1% of our total issued and outstanding shares.

**	The address of our directors (except Ms. Hua Zhou, Ms.Xiaoyu Li, Mr. Tony C. Luh, and Mr. Min Zhou) and executive officers (except Mr. Frank Zhigang Zhao) is Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People’s Republic of China.

(1)	the business address of Ms. Zhou is 128 Weihai Road, Room 4-3-601, Rizhao, Shandong Province, People’s Republic of China.

(2)	representing (i) 322,345,938 ordinary Shares held by Haohan Xu, and (ii)574,131,836 ordinary Shares held by Amazon Capital Inc., a company incorporated under the laws of the State of New York, which is wholly owned by Haohan Xu. The business address of Mr. Haohan Xu is 12 East 49 Street, 17th Floor, New York, NY, 10017, United States of America.

(3)	representing 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(4)	the business address of Mr. Wu is Room 601, Building No. 4, No. 89 Jiangxi Road, Shinan District, Qingdao, Shandong Province, People’s Republic of China.

(5)	the business address of Ms. Li is 6-2-301 Xi Er Qi Zhi College, Beijing, People’s Republic of China.

(6)	the business address of Mr. Gillis is Central Park, 6 Chao Wai Da Jie, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)	the business address of Mr. Luh is c/o Dragon Venture, Inc., 55 East 3rd Avenue, San Mateo, CA 94401.

(8)	the business address of Mr. Zhou is c/o Beijing Enterprises Water Group Limited, Tower 3 Poly International Plaza, Zone 7 Wangjing East Park, Chaoyang District, Beijing, People’s Republic of China.

(9)	the business address of Mr. Zhao is 18-11 Bishui Garden, Beijing, China.

(10)	representing 761,789,601 ordinary shares directly held by Mr. Kaiming Hu. The business address of Mr. Kaiming Hu is Room 3028, 3rd Floor, No. 18 Shangdi Xinxi Road, Haidian District, Beijing, People’s Republic of China.

(11)	representing 149,100,132 ordinary shares owned by Extensive Power Limited, a Hong Kong company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(12)	representing 150,825,600 ordinary shares owned by Universal Hunter (BVI) Limited, a British Virgin Islands company controlled by Tuo Su, the principal business address of which is Room 505, Building No. 23, Yijuyuan, Pengjiang District, Jiangmen, Guangdong Province, People’s Republic of China. The ordinary shares owned by Universal Hunter (BVI) Limited includes 90,000,000 ordinary shares we issued to it in May 2020 in a private placement. Pursuant to the share purchase agreement of this private placement, we expect to issue additional 210,000,000 ordinary shares to Universal Hunter (BVI) Limited when this private placement transaction is fully closed.

(13)	representing 574,131,836 ordinary shares owned by Amazon Capital Inc., a company incorporated under the laws of the State of New York, which is wholly owned by Haohan Xu. The principal business address of Amazon Capital Inc. is 12 East 49 Street, 17th Floor, New York, NY, 10017, United States of America.

(14)	representing 141,914,880 ordinary shares owned by Moonlight Vista Limited, a British Virgin Islands company controlled by Huimin Wang, the principal business address of which is Suites 3201-5, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(15)	representing 111,213,418 ordinary shares owned by Shanghai Zhongju Investment Management Center (Limited Partnership), a PRC limited liability partnership. The principal business address of Shanghai Zhongju Investment Management Center is Room 304-22, 3/F, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

As of May 31, 2020, we had 2,960,659,129 ordinary shares issued and outstanding (excluding 36,249,120 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards). To our knowledge, we had three record shareholders in the United States, including Citibank, N.A., Mr. Haohan Xu and Amazon Capital Inc., which is wholly owned by Mr. Haohan Xu. Citibank, N.A., the depositary of our ADS program, which held 620,630,442 ordinary shares as of March 31, 2020, representing 21.0% of our total issued and outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in internet businesses, we conduct our operations in China principally through contractual arrangements among (i) our wholly-owned PRC subsidiary, Lianji Future, and (ii) Kuali Yitong and Lianji, and their respective subsidiaries and shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Related Party Transactions

As of December 31, 2019, we had US$42,857 due from Marvel Billion Development Limited, which was the amount due from Marvel Billion Development Limited in relation to our sales of all equity interests in New Admiral Limited, together with all of its subsidiaries and consolidated VIEs and their respective subsidiaries, to Marvel Billion Development Limited. This amount was paid off by Marvel Billion Development Limited on April 15, 2020.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.”

Registration Rights Agreement with Former JMU HK Shareholders

On June 8, 2015, in connection with our acquisition of Join Me Group (HK) Investment Company Limited, or JMU HK, we entered into a registration rights agreement with (i) former shareholders of JMU HK, which are beneficially owned by Ms. Xiaoxia Zhu, our former chairperson and chief executive officer, and (ii) entities beneficially owned by Mr. Maodong Xu, an affiliate of our company, pursuant to which we agreed to provide these former shareholders and Mr. Maodong Xu with certain registration rights in respect of our ordinary shares held by them.

Upon receipt of a written request from the holders of 10% of the registrable securities then outstanding requesting us effect a registration under the Securities Act covering all of part of the shares held by them, we shall, as soon as is practicable, but in no event not later than ninety days after receipt of such written request, file with the SEC, and use our reasonable best efforts to cause to be declared effective, a registration statement, or a shelf registration statement. However, that we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than US$10,000,000.

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

Related Party Transactions with Mr. Haohan Xu

Acquisition of Mercurity Limited

On May 21, 2019, we entered into a share purchase agreement with Mercurity Limited (formerly known as Unicorn Investment Limited) and Mr. Haohan Xu, one of our shareholders, pursuant to which we acquired all the issued and outstanding shares of Mercurity Limited held by Mr. Haohan Xu, in consideration for the issuance of 632,660,858 new ordinary shares.

Registration Rights Agreement with Mr. Haohan Xu

On May 21, 2019, in connection with our acquisition of Mercurity Limited in consideration for the issuance of 632,660,858 new ordinary shares to the former shareholder of Mercurity Limited, Mr. Haohan Xu, we entered into a registration rights agreement with Mr. Haohan Xu, pursuant to which we agreed to provide Mr. Haohan Xu with certain registration rights in respect of our ordinary shares held by him.

Upon receipt of a written request from the holder of 10% of the registrable securities then outstanding requesting us effect a registration under the Securities Act covering all of part of the shares held by them, we shall, as soon as it is practicable, but in no event later than ninety days after receipt of such written request, file with the SEC, and use our reasonable best efforts to cause to be declared effective, a registration statement, or a shelf registration statement. However, we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than US$5,000,000.

If, at any time, we file a registration statement with the SEC, the holder of registration rights under this agreement will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring us to include in any such registration that number of shares held by him, subject to certain prescribed limitations provided in the registration rights agreement.

We may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the registration rights agreement.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

On January 11, 2019, Shanghai MIN Hongshi Trading Co., Ltd, or Shanghai Hongshi, filed a claim with the Shanghai Yangpu People’s Court, or the Shanghai Yangpu Court, against Shanghai Zhongmin Investment and Development Group Co., Ltd., or Zhongmin, our previous VIE deconsolidated from us in July 2019, alleging that Zhongmin had failed to repay a loan of RMB10 million due to Shanghai Hongshi. On January 14, 2019, the Shanghai Yangpu Court issued a civil ruling paper of property preservation, which ordered the freezing of RMB10 million deposit of Zhongmin or the attachment of the equivalent property. A civil summon was also issued by the Shanghai Yang Pu Court on January 1, 2019, requesting the summoned appear before the court on February 13, 2019. On April 26, 2019, the Shanghai Yangpu Court issued a judgment unfavorable to Zhongmin. Zhongmin appealed on June 26, 2019 and then withdrew its appeal.

On February 1, 2019, WM Ming Hotel Co., Ltd., or WM Ming, filed a claim with the Shanghai Yangpu Court against Zhongmin, alleging that Zhongmin had failed to repay a loan of RMB6 million due to WM Ming. On April 24, 2019, the Shanghai Yangpu Court issued a judgment unfavorable to Zhongmin.

In May 2019, Shanghai Yangpu Keji Venture Center Co. Ltd. filed a claim with the Shanghai Yangpu Court against Zhongmin, alleging that Zhongmin should pay the rent, overdue fine, property management fee and liquidated damages according to the house-leasing contract between the two parties. On October 14, 2019, the Shanghai Yangpu Court issued a judgment holding that Zhongmin was liable for breaching the contract and needs to pay rents in two installments, RMB339,125.88 and RMB222,986.88, overdue fine in two installments, and property management fee of RMB1.2 million, liquidated damages of RMB795,762.06. Due to overdue non-performance, Shanghai Yangpu Keji Venture Center Co. Ltd. applied for compulsory execution. Since Zhongmin had no property for execution, the Shanghai Yangpu Court terminated the execution on March 26, 2020.

We deconsolidated Zhongmin in July 2019 as a result of our divestment of B2B business. The buyer in the divestment transaction and the divested entities agreed to waive all the rights and claims with respect to the liabilities owed by us to the divested entities. Consequently, we are no longer involved in the legal proceedings described above and we have no obligations to undertake any liabilities arising from the execution of the court judgments described above.

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

B.	Significant Changes

We are headquartered in Beijing, China, which has been seriously impacted by the COVID-19 epidemic. The severity of the current COVID-19 pandemic resulted in lock-downs, travel restrictions and quarantines imposed by the PRC government. We have been adversely affected by the foregoing measures and experienced disruption to our business operations, such as closure of office facilities and shortage of human resources.

Except as disclosed in this Item 8B or elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A.	Offer and Listing Details

See “C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on The Nasdaq Capital Market under the symbol “MFH.” Each ADS represents 360 ordinary shares.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2020 Revision), as amended, of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested. Subject to any separate requirement for the approval of the audit committee of the board of directors under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, such director may vote with respect to any contract, proposed contract or arrangement in which he is so interested. A director may exercise all the powers of our company to raise or borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our fourth amended and restated memorandum and articles of association do not permit us to issue bearer shares.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by our board of directors. Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice in writing of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Transfer of Ordinary Shares

Subject to the restrictions contained in our fourth amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. Our board of directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us or such other place at which the register of members is kept in accordance with Cayman Islands law, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required and; (e) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as the board may from time to time require is paid to us in respect thereof.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Share Repurchases

We are empowered under our fourth amended and restated memorandum of association to purchase our shares subject to the Companies Law and our fourth amended and restated articles of association. Our fourth amended and restated articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Law and, where applicable, the rules of the Nasdaq Capital Market and the applicable regulatory authority.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The special rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and our register of mortgages and charges). However, our fourth amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders (on such days as our board of directors shall determine) and to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution: (a) increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe; (b) consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares; (c) without prejudice to the powers of the board of directors under our articles of association, divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively and preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the board of directors may determine (d) sub-divide our existing shares, or any of them into shares of a smaller amount; or (e) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled. We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein: (a) the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member; (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional; (b) the date on which the name of any person was entered on the register as a member; and (c) the date on which any person ceased to be a member.

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

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our fourth amended and restated articles of association, on the requisition of shareholders representing not less than 30% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association provides that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting.

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

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” elsewhere in this annual report or below.

D.            Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Exchange.”

E.             Taxation

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

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

This summary does not represent a detailed description of all of the United States federal income tax consequences that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who owns or is deemed to own 10% or more of the voting power or value of our stock;

•	a partnership or other pass-through entity for United States federal income tax purposes (or an investor therein);

•	a person whose “functional currency” is not the United States dollar;

•	a person that acquired our ordinary shares or ADSs through the exercise of an option or otherwise as compensation; or

•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed place of business outside the United States.

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

Based on our current income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019. However, because our PFIC status is subject to a number of uncertainties, neither we nor our tax advisors can provide any assurances that we will not be considered a PFIC in the prior, current, or any future taxable year, and PFIC status may change from year to year. The value of our assets may be determined by reference to our market capitalization, and because the market price of our ADSs and ordinary shares may be volatile, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, although the law in this regard is not entirely clear, we treat Our VIEs as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Our VIE for United States federal income tax purposes, we could be treated as a PFIC for taxable years ending after the date of our initial public offering. Accordingly, our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status for any prior, current, or future taxable year.

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

A U.S. investor in a PFIC generally can mitigate the adverse consequences of the excess distribution rules described above by electing to treat the PFIC as a “qualified electing fund” under the Code. However, this option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Pursuant to the agreements with our current customer, the service fees we receive from our customer are denominated in U.S. dollars. Substantially all of our costs and operating expenses are paid in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk.

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 6.3% in the year ended December 31, 2017 and depreciation of approximately 5.7% and 1.3% in the years ended December 31, 2018 and 2019 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We had net interest income of US$279 for the year ended December 31, 2019. We had cash and cash equivalents of US$0.4 million as of December 31, 2019. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$4.4 thousand. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 14E. USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-201413) for our initial public offering of 4,000,000 ADSs, which became effective on March 31, 2015. We received net proceeds of approximately US$37.3 million from our initial public offering, which we have already all applied to our operations thereafter.

ITEM 15. CONTROLS AND PROCEDURES

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

After our acquisition of Mercurity Limited and NBpay, the scope of our internal controls over financial reporting didn’t incur any significant change. We also performed a related assessment based on this new control environment and change in scope.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were effective on December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm pursuant to the transition periods established by rules of the SEC for an emerging growth company.

Changes in Internal Control over Financial Reporting

There was one material weakness in internal control over financial reporting during our preparation of the financial statements. The material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP.

In 2019, we implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

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

We believe that the measures taken above enhanced our internal control over financial reporting and were sufficient to remediate the material weakness identified. However, there is no guarantee that our remediation efforts will result in the attestation from our independent registered public accounting firm, if required, that our internal control over financial reporting is effective as of December 31, 2019.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Paul L. Gillis, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics which is applicable to our directors, officers and employees. Our code of business conduct and ethics has been filed as an exhibit to our registration statement on Form F-1 (File No. 333-201413) initially filed with the SEC on January 9, 2015.

ITEM 17C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms.

	For the Year Ended December 31,
	2018	2019
	(in US$ thousands)
Audit fees (1)	703	153
Total	703	153

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 19, 2020, we dismissed Michael T Studer CPA P.C. (the Studer Group), or Michael T Studer, as our independent registered public accounting firm. The decision was not made due to any disagreements with Michael T Studer. Effective from March 19, 2020, we appointed Shanghai Perfect C.P.A Partnership, or Shanghai Perfect, as our new independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board.

Michael T Studer’s audit reports on our consolidated financial statements as of December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified.

During each of the years ended December 31, 2018 and 2019 and the subsequent interim period through March 19, 2020, there were (i) no disagreements between us and Michael T Studer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Michael T Studer's satisfaction, would have caused Michael T Studer to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Michael T Studer with a copy of the disclosures from the first paragraph to the third paragraph under this Item 16F and requested from Michael T Studer a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Michael T Studer’s letter dated June 5, 2020 is attached as Exhibit 15.1.

During each of the years ended December 31, 2017, 2018 and 2019 and the subsequent interim period through March 19, 2020, neither we nor anyone on behalf of us has consulted with Shanghai Perfect regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Shanghai Perfect concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

After considering all the facts and circumstances, our audit committee determined that Shanghai Perfect would be capable of exercising objective and impartial judgment in connection with the audits of our financial statements.

Therefore, with respect to the independence matter described above, we concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Shanghai Perfect was and would be capable of exercising objective and impartial judgment in connection with the audits of our financial statement for the fiscal year ended December 31, 2019 and future periods.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

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

•	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

•	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2) (A).

•	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

•	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

•	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

•	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

•	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

•	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 331/3% of the outstanding shares of the company’s common voting stock.

•	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

•	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

•	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

•	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

•	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Deposit Agreement by and among the Registrant and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)
2.3*	Description of Securities
3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

4.2	Exclusive Business Operation Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.14 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.3	Exclusive Option Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technolocy Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.15 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.4	Equity Interest Pledge Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technology Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.5	Power of Attorney, dated as of May 17, 2019, by each shareholder of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.17 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.6	Share Purchase Agreement, dated as of May 21, 2019, by and among the Registrant, Mr. Haohan Xu and Unicorn Investment Limited (incorporated by reference to exhibit 4.18 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.7	Registration Rights Agreement, dated as of May 21, 2019, by and between the Registrant and Mr. Haohan Xu (incorporated by reference to exhibit 4.19 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.8*	Sale and Purchase Agreement, dated as of July 22, 2019, by and between the Registrant and Marvel Billion Development Limited
4.9*	Waiver Letter, dated as of July 22, 2019, from Marvel Billion Development Limited to the Registrant
4.10*	Waiver Letter, dated as of July 22, 2019, from Join Me Group (HK) Investment Company Limited to the Registrant
4.11*	Waiver Letter, dated as of July 22, 2019, from Join Me Group Supply Chain Management Company Limited to the Registrant
4.12*	Waiver Letter, dated as of July 22, 2019, from Shanghai Zhongmin Supply Chain Management Co., Ltd. to the Registrant
4.13*	Business Operation Agreement, dated as of March 2, 2020, by and between Beijing Lianji Future Technology Ltd. and Beijing Kuali Yitong Technology Co., Ltd.
4.14*	Equity Pledge Agreement, dated as of March 2, 2020, by and among Beijing Lianji Future Technology Ltd., Beijing Kuali Yitong Technology Co., Ltd. and the shareholder of Beijing Kuali Yitong Technology Co., Ltd.
4.15*	Option Agreement, dated as of March 2, 2020, by and among Beijing Lianji Future Technology Ltd., Beijing Kuali Yitong Technology Co., Ltd. and the shareholder of Beijing Kuali Yitong Technology Co., Ltd.
4.16*	Power of Attorney, dated as of March 2, 2020, by the shareholder of Beijing Kuali Yitong Technology Co., Ltd.
4.17*	Share Purchase Agreement, dated as of March 2, 2020, by and among the Registrant, Mr. Kaiming Hu, NBpay Investment Limited and Beijing Kuali Yitong Technology Co., Ltd.
4.18*	Share Purchase Agreement, dated as of May 19, 2020, by and between the Registrant and Universal Hunter (BVI) Limited
4.19*	Master Software Development Agreement, dated as of May 28, 2018, by and between Unicorn Investment Limited and BGA FOUNDATION LTD
4.20*	Master Software Development Agreement, dated as of July 1, 2019, by and between Unicorn Investment Limited and BGA FOUNDATION LTD
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to exhibit 99.1 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Letter from Michael T Studer CPA P.C. to the SEC

15.2*	Consent of Shanghai Perfect C.P.A Partnership
15.3*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)
15.4*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mercurity Fintech Holding Inc.

By:	/s/ Hua Zhou
Name: Hua Zhou
Title: Chief Executive Officer

Date: June 12, 2020

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc. (formerly known as JMU Limited):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mercurity Fintech Holding Inc. (formerly known as JMU Limited) (the "Company") as of December 31, 2017, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

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

/s/ Shanghai Perfect C.P.A Partnership

Shanghai Perfect C.P.A Partnership

Shanghai, the People’s Republic of China

June 12, 2020

We have served as the Company’s auditor since 2020.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2017	2018	2019
ASSETS:
Current assets:
Cash and cash equivalents		19,740	1,191	435,211
Accounts receivable, no allowance provided for the years ended December 31, 2017, 2018 and 2019	6	-	-	1,648,000
Prepaid expenses and other current assets, net	7	164,455	-	7,707
Amounts due from related parties	16	-	-	42,857
Current assets of discontinued operations	5	11,902,357	4,617,566	-
Total current assets		12,086,552	4,618,757	2,133,775

Non-current assets:
Intangible assets, net	8	-	-	1,208,340
Goodwill	9	-	-	5,529,178
Deferred tax assets	11	-	-	-
Non-current assets of discontinued operations	5	122,086,598	406,021	-
Total non-current assets		122,086,598	406,021	6,737,518

TOTAL ASSETS		134,173,150	5,024,778	8,871,293

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $nil, $nil and $70,781 as of December 31, 2017, 2018 and 2019, respectively)	10	326,535	897,098	836,552
Current liabilities of discontinued operations	5	20,510,351	19,392,101	-
Total current liabilities		20,836,886	20,289,199	836,552

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		As of December 31,
	Note	2017	2018	2019
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of $nil, $nil and $nil as of December 31, 2017, 2018 and 2019, respectively)		147,700	29,540	-
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of $nil, $nil and $nil as of December 31, 2017, 2018 and 2019, respectively)	11	-	-	-
Non-current liabilities of discontinued operations	5	9,638,705	6,892,316	-
Total non-current liabilities		9,786,405	6,921,856	-

TOTAL LIABILITIES		30,623,291	27,211,055	836,552

Commitments and contingencies	17

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2017, 2018 and 2019, and 1,476,208,670, 1,476,208,670 and 2,108,869,528 shares issued and outstanding as of December 31, 2017 and 2018 and 2019)	12	14,766	14,768	21,096
Additional paid-in capital		634,070,842	634,016,215	645,330,800
Accumulated deficit		(513,903,256)	(637,143,041)	(638,368,341)
Accumulated other comprehensive (loss)/income		(16,632,493)	(19,074,219)	1,051,186
Total shareholders’ (deficit)/equity		103,549,859	(22,186,277)	8,034,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		134,173,150	5,024,778	8,871,293

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2017	2018	2019

Revenues
Third parties		-	-	1,738,000
Total revenues		-	-	1,738,000

Cost of revenues		-	-	(257,023)
Gross profit		-	-	1,480,977

Operating expenses:
General and administrative		(1,440,476)	(1,808,776)	(1,025,145)
Total operating expenses		(1,440,476)	(1,808,776)	(1,025,145)
(Loss)/income from operations		(1,440,476)	(1,808,776)	455,832

Interest income, net		-	29	279
Other income, net		-	-	26,859
(Loss)/income before provision for income taxes		(1,440,476)	(1,808,747)	482,970
Income tax benefits	11	-	-	-
(Loss)/Income from continuing operations		(1,440,476)	(1,808,747)	482,970

Discontinued operations:
Loss from discontinued operations	5	(160,458,503)	(121,431,038)	(1,708,270)
Net loss		(161,898,979)	(123,239,785)	(1,225,300)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2017	2018	2019

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		(161,898,979)	(123,239,785)	(1,225,300)

Net loss per ordinary share	15
Basic		(0.11)	(0.08)	(0.00)
Diluted		(0.11)	(0.08)	(0.00)
Net loss per ordinary share from continuing operations	15
Basic		(0.00)	(0.00)	0.00
Diluted		(0.00)	(0.00)	0.00
Net (loss) income per ordinary share from discontinued operations	15
Basic		(0.11)	(0.08)	(0.00)
Diluted		(0.11)	(0.08)	(0.00)

Weighted average shares used in calculating net loss per ordinary share	15
Basic
Continuing operations		1,476,144,194	1,476,801,177	1,723,033,130
Discontinued operations		1,476,144,194	1,476,801,177	1,723,033,130
Diluted
Continuing operations		1,476,144,194	1,476,801,177	1,723,033,130
Discontinued operations		1,476,144,194	1,476,801,177	1,723,033,130

The accompanying notes are an integral part of these consolidated financial statements

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Note	2017	2018	2019

Net loss		(161,898,979)	(123,239,785)	(1,225,300)
Other comprehensive (loss)/income, net of tax of $nil:
Change in cumulative foreign currency translation adjustment		15,975,288	(2,441,726)	(166,607)
Comprehensive loss		(145,923,691)	(125,681,511)	(1,391,907)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total Mercurity Fintech Holding Inc. shareholders’ equity	Non controlling interests	Total shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2017	1,476,208,670	14,756	632,994,514	-	(352,004,277)	(32,607,781)	248,397,212	-	248,397,212
Share options exercised (Note 12)	1,042,002	10	8,542	-	-	-	8,552	-	8,552
Share-based compensation (Note 14)	-	-	1,067,786	-	-	-	1,067,786	-	1,067,786
Net loss	-	-	-	-	(161,898,979)	-	(161,898,979)	-	(161,898,979)
Other comprehensive income	-	-	-	-	-	15,975,288	15,975,288	-	15,975,288
Settlement of share options exercised with shares held by depository bank (Note 12)	(1,042,002)	-	-	-	-	-	-	-	-
Balance as of December 31, 2017	1,476,208,670	14,766	634,070,842	-	(513,903,256)	(16,632,493)	103,549,859	-	103,549,859

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total Mercurity Fintech Holding Inc. shareholders’ deficit	Non controlling interests	Total shareholders’ deficit
	Number of Shares	Amount
Balance as of January 1, 2018	1,476,208,670	14,766	634,070,842	-	(513,903,256)	(16,632,493)	103,549,859	-	103,549,859
Share options exercised (Note 12)	207,972	2	2,078	-	-	-	2,080	-	2,080
Share-based compensation (Note 14)	-	-	(56,705)	-	-	-	(56,705)	-	(56,705)
Net loss	-	-	-	-	(123,239,785)	-	(123,239,785)	-	(123,239,785)
Other comprehensive income	-	-	-	-	-	(2,441,726)	(2,441,726)	-	(2,441,726)
Settlement of share options exercised with shares held by depository bank (Note 12)	(207,972)	-	-	-	-	-	-	-	-
Balance as of December 31, 2018	1,476,208,670	14,768	634,016,215	-	(637,143,041)	(19,074,219)	(22,186,277)	-	(22,186,277)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

							Total
			Additional			Accumulated other	Mercurity Fintech Holding Inc.	Non	Total
			paid-in	Subscription	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Ordinary shares		capital	receivable	deficit	loss	equity	interests	equity
	Number of
	Shares	Amount
Balance as of January 1, 2019	1,476,208,670	14,768	634,016,215	-	(637,143,041)	(19,074,219)	(22,186,277)	-	(22,186,277)
Share options exercised (Note 12)	56,028	1	-	-	-	-	1	-	1
Share-based compensation (Note 14)	-	-	(53,967)	-	-	-	(53,967)	-	(53,967)
Issuance of shares as a consideration for acquisition	632,660,858	6,327	6,847,499	-	-	-	6,853,826	-	6,853,826
Disposal of subsidiaries and VIEs	-	-	4,521,053	-	-	20,292,012	24,813,065	-	24,813,065
Net loss	-	-	-	-	(1,225,300)	-	(1,225,300)	-	(1,225,300)
Other comprehensive income	-	-	-	-	-	(166,607)	(166,607)	-	(166,607)
Settlement of share options exercised with shares held by depository bank (Note 12)	(56,028)	-	-	-	-	-	-	-	-
Balance as of December 31, 2019	2,108,869,528	21,096	645,330,800	-	(638,368,341)	1,051,186	8,034,741	-	8,034,741

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2017	2018	2019

Cash flows from operating activities:
Net loss	(161,898,979)	(123,239,785)	(1,225,300)
Less: Net loss from discontinued operations	(160,458,503)	(121,431,038)	(1,708,270)
Net (loss)/income from continuing operations	(1,440,476)	(1,808,747)	482,970
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Provision for doubtful other receivables	-	166,535	-
Gain on disposal of intangible assets	-	-	(8,340)

Changes in operating assets and liabilities:
Accounts receivable	-	-	(1,648,000)
Prepaid expenses and other current assets	499,999	-	197,324
Accrued expenses and other current liabilities	147,503	570,562	79,788
Other non-current liabilities	(118,160)	(118,160)	(29,540)
Net cash used in continuing operations	(911,134)	(1,189,810)	(925,798)
Net cash (used in)/provided by discontinued operations	(8,962,614)	(3,141,380)	281,177
Net cash used in operating activities	(9,873,748)	(4,331,190)	(644,621)

Cash flows from investing activities:
Proceeds from disposal of subsidiaries, VIE and VIE’s subsidiaries, net of cash disposed	-	-	516,930
Cash acquired from acquisition of subsidiary and VIE	-	-	71,409
Net cash provided by continuing operations	-	-	588,339
Net cash used in discontinued operations	(741,079)	(13,064)	-
Net cash (used in)/provided by investing activities	(741,079)	(13,064)	588,339

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2017	2018	2019

Cash flows from financing activities:

Net cash provided by continuing operations	-	-	-
Net cash provided by discontinued operations	12,642,573	1,686,123	-
Net cash provided by financing activities	12,642,573	1,686,123	-
Effect of exchange rate changes	279,538	(1,897,366)	134,820
Increase/(decrease) in cash and cash equivalents	2,307,284	(4,555,497)	78,538

Cash and cash equivalents, beginning of the year	2,604,886	4,912,170	356,673
Cash and cash equivalents, end of the year	4,912,170	356,673	435,211
Supplement disclosure of cash flow information:
Interest paid	154,295	354,830	210,752

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Mercurity Fintech Holding Inc. (formerly known as JMU Limited) (the “Company”), was incorporated in Cayman Islands on July 13, 2011. On December 28, 2016, the Company changed its name from Wowo Limited to JMU Limited. On April 30, 2020, the Company changed its name from JMU Limited to Mercurity Fintech Holding Inc. The Company completed its initial public offering (“IPO”) in National Association of Securities Dealers Automated Quotation (“NASDAQ”) on April 8, 2015.

The Company and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries were primarily engaged in the sale of rice, flavor, bean oil, seafood, wine and some other types of generic food and beverage products through its website www.ccjoin.com though operating a business-to-business (“B2B”) online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry in the People’s Republic of China (“PRC”).

On May 21, 2019, the Company acquired Unicorn Investment Limited (“Unicorn”) and its subsidiaries and a VIE (“the Acquisition”). Pursuant to a share purchase agreement, the Company purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 632,660,858 newly issued ordinary shares of the Company. On that date, Unicorn, a developer of asset transaction platform products based on blockchain technologies, became a wholly owned subsidiary of the Company.

On July 22, 2019, the Company sold all of its equity interests in New Admiral Limited, a subsidiary of the Company, together with all of its subsidiaries and consolidated VIEs and their respective subsidiaries (collectively, the “Food Supply Chain Entities”), which were engaged in the Company’s food supply chain business (“the Disposal”). The sale was pursuant to a definitive agreement entered into between the Company and Marvel Billion Development Limited, company with limited liability incorporated under the laws of Hong Kong (the “Buyer”), in exchange for the Buyer’s payment of $1,000,000 and the assumption of $4,521,053 of net liabilities of the Food Supply Chain Entities.

This disposal represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the Food Supply Chain Entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2017 and 2018 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2017 and 2018 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

As of December 31, 2019, the Company’s major subsidiaries and a VIE (collectively, the “Group”) are as follows:

	Date of acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Unicorn Investment Limited (“Unicorn”)	May 21, 2019	British Virgin Islands	100%
Ucon Capotal (HK) Limited (“Ucon”)	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd. (“Lianji Future” or “WFOE”)	May 21, 2019	PRC	100%

VIE:
Beijing Lianji Technology Co., Ltd. (“Lianji Technology” or “VIE”)	May 21, 2019	PRC	N/A

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting internet content and other restricted businesses. To comply with these PRC laws and regulations, the Company conducts substantially its businesses through the VIE. To provide the Company’s control over the VIE and the rights to the expected residual returns of the VIE, Lianji Future, a wholly foreign-invested enterprise in China, or WFOE entered into a series of contractual arrangements as described below with VIE and its shareholders.

Prior to the acquisition of Unicorn, Unicorn formed contractual arrangements through its wholly owned subsidiary Lianji Future with the VIE. As a result of the Company's acquisition of Unicorn, the Company through the Company’s wholly owned subsidiary, Lianji Future , has (1) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the exclusive business operation agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive services agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIE.

Additionally, the previous VIE agreements entered into between Shanghai Zhongming Supply Chain Management Co., Ltd. and Shanghai Zhongmin Supply Chain Management Co., Ltd. are no longer in force as result of the disposal of Food Supply Chain Entities.

The following is a summary of the various VIE agreements:

•	Agreements that Transfers Economic Benefits and Risks to the Company

Exclusive Business Operation Agreement

Pursuant to the exclusive business operation agreement, VIE agrees to engage WFOE as its provider for market promotion and operation and maintenance services. VIE shall pay to WFOE service fees which may reach the full balance of VIE’s total income after deduction of its costs and expenses. This Agreement shall be canceled only if 1) The Parties unanimously agree to terminate this Agreement; 2) The Cooperation Period has expired, and the Parties are not intended to extend the Cooperation Period; or; 3) Any force majeure events render the performance of this Agreement to become impossible.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

•	Agreements that Provide the Company with Effective Control over VIE (continued)

Equity Interest Pledge Agreement

The VIE’s shareholders have entered into an equity pledge agreement with the WFOE, under which the shareholders pledged all of the equity interests in VIE to WFOE as a guarantee for the VIE’s shareholders and VIE to perform all their obligations under the Master Agreement. The pledge refers to WFOE’s priority right to be repaid with the proceeds from the sale, auction or disposal of the pledged equity interests. The guarantee under this Agreement shall remain in force in respect of any obligations of the VIE’s shareholders and VIE under the amended Master Agreement. No invalidity, revocation or cancellation of the Master Agreement shall affect the validity of this Agreement. If any Master Agreement becomes invalid or is revoked or canceled for any reason, WFOE shall have the right to immediately realize its pledge

Exclusive Option Agreement

The VIE’s shareholders have entered into an exclusive option agreement with WFOE, pursuant to which WFOE has an exclusive option to purchase or designate one or more persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of VIE’s equity interests held by its shareholders or a proprietary right to all or part of the assets owned by VIE. Unless the applicable laws and regulations of the PRC require an assessment of the purchased equity interests or assets or impose other restrictive provisions on the price of the equity interests or assets, the purchase price of the Purchased Equity Interests (“Equity Interest Purchase Price”) or the purchase price of the purchased assets (“Asset Purchase Price”) shall be subject to the nominal or symbolic price; if the laws and regulations of the PRC applicable to the exercise of the Exclusive Option by WFOE do not permit the transfer at the nominal or symbolic price, the Equity Interest Purchase Price shall be equal to the original investment price (“Original Investment Price”) paid by VIE’s shareholders for the Purchased Equity Interests, and the Asset Purchase Price shall be equal to the book value of the assets. If the laws and regulations of the PRC applicable to the exercise of the Exclusive Option by WFOE require an assessment of the purchased equity interests or assets or impose other restrictive provisions on the price of the equity interests or assets, WFOE and VIE’s shareholders agree that the purchase price shall be the minimum price permitted by the applicable law. If the minimum price permitted by the applicable law is higher than the Original Investment Price of the Purchased Equity Interests and the book value of the purchased assets, VIE’s shareholders shall reimburse WFOE the full excess amount after deduction of all taxes paid by VIE’s shareholders in accordance with the applicable laws and regulations of the PRC. The term of this Agreement is ten years unless terminated in advance in accordance with the provisions of this Agreement or the relevant agreement otherwise concluded by all parties. The term of this Agreement may be extended after the written confirmation by WFOE prior to the expiration of the term of this Agreement, and the extended term hereof shall be determined by WFOE.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

•	Agreements that Provide the Company with Effective Control over VIE (continued)

Power of Attorney Agreement

The VIE’s shareholders have signed an irrevocable power of attorney agreement to appoint WFOE, or its designee, as the attorney-in-fact to act on VIE’s shareholders’ behalf on all rights that the shareholders have in respect of such shareholders’ equity interest in VIE conferred by relevant laws and regulations and the articles of association of VIE. The rights include but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of VIE (including but not limited to nominating, electing or appointing directors, general managers, chief financial officers and other senior managers of VIE and deciding on dividends and other matters) and to decide to sell or transfer all or part of shareholders’ equity interests in VIE. The period of validity of this Power of Attorney is the same as the term of the Exclusive Business Operation Agreement. If the above the Exclusive Business Operation Agreement is terminated in advance or extended in accordance with the Agreement, this Power of Attorney and the Exclusive Business Operation Agreement shall be simultaneously terminated or extended, and this Power of Attorney shall be extended for the same period as the Exclusive Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Risks in relation to the VIE structure

Assessing the legal validity and compliance of these above noted arrangements are a precursor to the Company’s ability to consolidate the results of operations and financial condition of the VIE. The Company, in consultation with its PRC legal counsel, believes that:(1) the ownership structure of the Group, including its PRC subsidiary and VIE is in compliance with all existing PRC laws and regulations; (2) each of the VIE agreements amongst the WFOE, the VIE and VIE’s shareholder governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violations of PRC laws or regulations currently in effects; and (3) the Group’s PRC subsidiary and VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business licenses, which is in full force and effect, and the Group’s business operations in the PRC are in compliance with existing PRC laws and regulations. The shareholder of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIE also depends on the power of attorney. The Company, through WFOE, has to vote on all matters requiring shareholder approval in the VIE entities. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, WFOE, the VIE and their respective subsidiaries.

The following financial statement balances and amounts of the VIE were included in the accompanying consolidated financial statements as follows:

December 31,
2019
US$

Cash and cash equivalents	153,725
Prepaid expenses and other current assets, net	7,707
Total current assets	161,432
TOTAL ASSETS	161,432

Accrued expenses and other current liabilities	70,781
Total current liabilities	70,781
TOTAL LIABILITIES	70,781

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (continued)

For the year ended
December 31, 2019
US$

Revenues	-
Net loss	(284,611)

For the year ended
December 31, 2019
US$

Net cash provided by operating activities	82,608
Net cash provided by investing activities	71,409
Net cash provided by financing activities	-

The VIE contributed aggregate of nil of the consolidated revenues for the three years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, the VIE accounted for an aggregate of nil, nil and 1.8%, respectively, of the consolidated total assets, and nil, nil and 8.5%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of cash and cash equivalents, accounts receivable, amount due from a related party, intangible assets and goodwill.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Group have been prepared in accordance with the U.S. generally accepted accounting principles (‘‘US GAAP’’).

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its consolidated subsidiaries, and a VIE for which the Company is the primary beneficiary. All significant inter-company transactions and balances have been eliminated upon consolidation.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired and the liabilities assumed are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred at the acquisition date over the fair values of the identifiable net assets acquired.

Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total noncurrent liabilities are presented separately on the consolidated balance sheets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating useful lives and impairment for intangible assets, impairment of goodwill, valuation allowance for deferred tax assets and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of the Company’s subsidiary, Unicorn, is U.S. dollars. The functional currency of the Company’s HK subsidiaries, Ucon, is Hong Kong dollars (“HK dollars”). The financial records of the Group’s subsidiary and VIE located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

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

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. Prior to the acquisition of Unicorn, accounts receivable was all derived from the Food Supply Chain business which is classified as discontinued operations in the years ended December 31, 2017 and 2018. The provision for doubtful accounts receivable of $nil, $293,814 and reversal for doubtful accounts receivable of $43,826 were recognized for this business for the years ended December 31, 2017, 2018 and 2019. No provision for doubtful accounts receivable was recognized for the year ended December 31, 2019.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Group has determined to perform the annual impairment tests on December 31 of each year. Prior to the acquisition of Unicorn, goodwill was attributable to the Food Supply Chain business which is classified as discontinued operations in the years ended December 31, 2017 and 2018. The impairment loss of $127,252,810 and $105,818,351 were recognized for this business for the years ended December 31, 2017 and 2018. The goodwill as of December 31, 2019 was attributable solely to the Unicorn business and no impairment loss was recognized for the year ended December 31, 2019.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Group generates revenues primarily from a fixed-price short-term contract involving the design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and from providing related services.

On January 1, 2019, the Group adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, an entity recognizes revenue as the Group satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

For software development, the Group recognizes revenue over time as the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Group generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Group believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

Service other than those associated with the design, development, creation, testing, installation, configuration, integration and customization of making fully operational software. It may be a service performance obligation, which is distinct from performance obligation for software development. Our services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract.

The Group does not disclose the value of unsatisfied performance obligations as the Group’s revenue contract is with an original expected length of one year or less.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of revenue

Cost of revenues is payroll of technical personnel.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

The Group follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and related services. As all the Group’s revenues are derived from within British Virgin Islands, no geographical segments are presented.

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

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amounts due from a related party and accounts receivable. The carrying values of cash, amounts due from a related party and accounts receivable approximate their fair values reported in the consolidated balance sheets due to the short-term maturities.

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisition.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements. The Group as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2019, the Group has US$21,120 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 17).

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. As amended in ASU 2018-19, for companies that file under private company guidelines, this ASU will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group as an EGC has elected to adopt the new ASU as of the effective date applicable to nonissuers and will implement the new ASU on January 1, 2023 using the modified retrospective method. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In January 2017, the FASB issued ASU 2017-04, ASC Topic 350 “Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for fiscal years beginning after December 15, 2022 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for us beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. We do not expect the amendments of this guidance to have a material impact on our consolidated financial statements.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

3.	CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

There is only one customer for the year ended December 31, 2019, thus all revenue and accounts receivable were derived from that customer.

Currency convertibility risk

Prior to the Acquisition and the Disposal occurred in 2019, substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. After the strategic shift mentioned above, the Group’s business is mainly transacted in U.S. dollar resulting minor exposure to currency convertibility risk.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 6.3% in the year ended December 31, 2017 and depreciation of approximately 5.7% and 1.3% in the years ended December 31, 2018 and 2019 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	BUSINESS ACQUISTION

On May 21, 2019, the Company entered into an agreement to acquire Unicorn with a consideration of 632,660,858 ordinary shares of the Company (the “Acquisition”). Pursuant to the share purchase agreement, 632,660,858 shares were newly issued as the consideration and the Company used the stock price of $1.95 per ADS as of the acquisition date to determine the fair value.

The transaction was considered as a business acquisition. The Company was determined as the accounting acquirer based on the facts and circumstances of the transaction.

Accordingly, the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The purchase price for the acquisition was allocated as follows:

	US$	Useful life
Net tangible assets	124,648
Intangible assets:
Cryptocurrencies	1,200,000	Indefinite useful life

Total	1,324,648

Goodwill	5,529,178

Total consideration	6,853,826

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth resulting from the Acquisition.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2019 of the Group as if the acquisition had occurred on January 1, 2019. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year ended December 31, 2019
US$
(unaudited)

Pro forma revenues	1,888,000
Pro forma net income	792,840
Pro forma net income per ordinary share-basic	0.00
Pro forma net income per ordinary share-diluted	0.00

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	DISCONTINUED OPERATIONS

The disposal described in Note 1 represents a strategic shift and has a major effect on the Group’s results of operations. The Food Supply Chain Entities were accounted as discontinued operations in the consolidated financial statements for the year ended December 31, 2017 and 2018. A loss of $4,521,053 was recognized on the Disposal in capital reserves.

The financial results of the Food Supply Chain Entities are set out below. The assets, liabilities, revenue and expenses have been reclassified as discontinued operations to retrospectively reflect the changes for the year ended December 31, 2017 and 2018.

	For the year ended December 31,
	2017	2018
	US$	US$

Carrying amounts of assets disposed

Cash and cash equivalents	4,892,430	355,482
Accounts receivable, net of allowance of $nil and $295,472 as of December 31, 2017 and 2018	1,327,137	176,120
Inventories	538,660	585,760
Prepaid expenses and other current assets, net	2,081,333	1,121,495
Amounts due from related parties	3,062,797	2,378,709
Current assets of discontinued operations	11,902,357	4,617,566

Property and equipment, net	1,795,233	406,021
Acquired intangible assets, net	10,263,941	-
Investment	768,486	-
Goodwill	108,940,433	-
Deferred tax assets	156,782	-
Other non-current assets	161,723	-
Non-current assets of discontinued operations	122,086,598	406,021
Total assets of discontinued operations	133,988,955	5,023,587

Carrying amounts of liabilities disposed

Short-term bank borrowings	7,684,859	7,272,198
Accounts and notes payable	2,012,145	542,732
Accrued expenses and other current liabilities	8,965,725	6,019,646
Advance from customers	1,243,739	422,816
Amounts due to related parties	603,883	5,134,709
Current liabilities of discontinued operations	20,510,351	19,392,101

Other non-current liabilities	1,386,749	-
Deferred tax liabilities	2,565,985	-
Amount due to related parties	5,685,971	6,892,316
Non-current liabilities of discontinued operations	9,638,705	6,892,316
Total liabilities of discontinued operations	30,149,056	26,284,417

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	DISCONTINUED OPERATIONS (CONTINUED)

	For the year ended December 31,
	2017	2018	2019
	US$	US$	US$

Net revenues	84,181,695	36,455,296	732,551
Cost of revenues	(83,632,927)	(35,579,218)	(685,858)

Gross profit	548,768	876,078	46,693

Operating expenses	(167,481,208)	(123,465,792)	(1,268,897)

Loss from operations	(166,932,440)	(122,589,714)	(1,222,204)

Interest expense, net	(411,164)	(906,539)	(413,199)
Other income/(expenses), net	27,921	(33,191)	108,556

Loss before income tax	(167,315,683)	(123,529,444)	(1,526,847)
Provision for income tax	6,857,180	2,098,406	(181,423)

Loss from discontinuing operations attributable to owners of the Company	(160,458,503)	(121,431,038)	(1,708,270)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	DISCONTINUED OPERATIONS (CONTINUED)

Nature of the relationships with related parties:

Name	Relationship with the Company
Ms. Zhu	Shareholder
Ms. Wang	Shareholder
Chung So Si Fong Dessert Limited	Controlled by Ms. Zhu and Ms. Wang
Cong Shao (Macao) Star Dessert Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	Controlled by Ms. Zhu
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	Controlled by Ms. Zhu
Ningbo Jiangbei Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Ningbo Yinzhou Sunward Logistics Co., Ltd.	Controlled by Ms. Zhu
Shanghai Congshao Dessert Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Shanghai Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongmin Investment Development Group Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongmin Investment Management Co., Ltd	Controlled by Ms. Zhu
Shanghai Nuopin Company Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Shipin Company Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongxiao Brand Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Zhongyou Information Technology Co., Ltd.	Controlled by Ms. Zhu
Shenzhen Bangrun Commercial factoring Co., Ltd	Controlled by Ms. Zhu
Shenzhen Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Tianjin Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Wuhan Congshao Restaurant Management Co., Ltd.	Controlled by Ms. Zhu and Ms. Wang
Zhejiang Sunward Fishery Restaurant Co., Ltd.	Controlled by Ms. Zhu
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	Controlled by Ms. Zhu
Shanghai Jiangbo Business Consulting Co., Ltd.	Controlled by Ms. Zhu
Shanghai MIN Hongshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai MIN Zunshi Trading Co., Ltd.	Controlled by Ms. Wang
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd.	Controlled by Ms. Wang
Shanghai Xiao Nan Guo Restaurant Co., Ltd.	Controlled by Ms. Wang
Shenzhen Xiao Nan Guo Restaurant Management Co., Ltd.	Controlled by Ms. Wang
WM Ming Hotel Co., Ltd.	Controlled by Ms. Wang
Xiao Nan Guo (Group) Co., Ltd.	Controlled by Ms. Wang
Xiao Nan Guo Holdings Limited	Controlled by Ms. Wang
Cold Chain Link Global (Shanghai) Logistic Co., Ltd. (“CCLG”)	A company under the significant influence of the Company

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	DISCONTINUED OPERATIONS (CONTINUED)

As of December 31, 2017 and 2018, the following balances were due from/ to the related parties:

Current assets	As of December 31,
Amount due from related parties	2017	2018
	US$	US$
Zhejiang Sunward Fishery Restaurant Co., Ltd.	1,589,780	-	(i)
Shanghai Congshao Dessert Co., Ltd.	373,704	812,352	(i)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd., net of allowance for doubtful account of $nil and $676,476 at December 31, 2017 and December 31, 2018, respectively	261,399	-	(i)
Shanghai Congshao Restaurant Management Co., Ltd.	154,276	85,235	(i)
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	136,392	195,739	(i)
Shenzhen Bangrun Commercial factoring Co., Ltd.	117,615	-	(i)
Shanghai Zhongxiao Brand Management Co., Ltd.	113,018	162,356	(i)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	110,753	-	(i)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	59,610	-	(i)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	32,823	6,331	(i)
Shanghai Zhongyou Information Technology Co., Ltd.	32,309	48,244	(i)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	32,266	35,410	(i)
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	24,974	9,722	(i)
CCLG	17,467	30,573	(i)
Tianjin Congshao Restaurant Management Co., Ltd.	3,036	-	(i)
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	1,648	-	(i)
Shenzhen Congshao Restaurant Management Co., Ltd.	1,517	1,636	(i)
Wuhan Congshao Restaurant Management Co., Ltd.	210	1,658	(i)
Shanghai Zhongmin Investment Development Group Co., Ltd.	-	909,025	(ii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	-	80,213	(i)
Shanghai Nuopin Company Management Co., Ltd.	-	123
Shanghai Shipin Company Management Co., Ltd.	-	92
Total	3,062,797	2,378,709

(i)	The amounts represent the receivables due from related parties relating to the online direct sales and online platform services.

(ii)	The amount represents the payable due from related parties relating to the daily operations.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	DISCONTINUED OPERATIONS (CONTINUED)

Current liabilities	As of December 31,
Amount due to related parties	2017	2018
	US$	US$

Ms. Zhu	385,123	844,384	(iv)
Ms. Wang	-	395,832	(iv)
WM Ming Hotel Co., Ltd.	89,938	945,082	(iii)
Chung So Si Fong Dessert Limited	84,054	493,973	(iii)
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	38,424	-	(iii)
Shanghai MIN Zunshi Trading Co., Ltd.	3,483	3,647	(iii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	1,649	-	(iii)
Cong Shao (Macao) Star Dessert Co., Ltd	1,212	-	(iii)
Shanghai MIN Hongshi Trading Co., Ltd.	-	1,514,246	(iv)
Xiao Nan Guo (Group) Co., Ltd.	-	-	(iv)
Shanghai Xiao Nan Guo Restaurant Co., Ltd.	-	436,332	(iv)
Shanghai Zhongmin Investment Management Co., Ltd	-	407,243	(iv)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	-	88,768	(iii)
Zhejiang Sunward Fishery Restaurant Co., Ltd.	-	5,084	(iii)
Tianjin Congshao Restaurant Management Co., Ltd.	-	118	(iii)
Total	603,883	5,134,709

(iii)	The amounts represent the payables due to related parties relating to online direct sales and online platform services.

(iv)	The amount represents the payable due to related parties relating to the daily operations.

Non-current liabilities	As of December 31,
Amount due to related parties	2017	2018
	US$	US$

Ms. Zhu	5,685,971	5,704,257	(v)
Shanghai Jiangbo Business Consulting Co., Ltd.	-	1,188,059	(vi)
Total	5,685,971	6,892,316

(v)	The amount represents the balance due to related parties relating to the loan borrowed from Ms. Zhu and maturity date on December 31, 2020. For the year ended December 31, 2018, interest expense incurred on loan from Ms. Zhu was $374,273.

(vi)	The amount represents the balance due to related parties relating to the loan borrowed from Shanghai Jiangbo Business Consulting Co., Ltd. and maturity date on December 31, 2020.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

As of December 31,
2019
US$

Accounts receivable	1,648,000
Less: allowance for doubtful accounts	-
1,648,000

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

		As of December 31,
		2017	2018	2019
		US$	US$	US$

Other receivables, net of allowance for doubtful accounts of $nil, $166,535 and $nil at December 31, 2017, 2018 and 2019, respectively	(i)	164,455	-	2,566
Prepaid rental expenses		-	-	5,141
		164,455	-	7,707

(i)	A provision for loss is recognized in operating expenses when the loss on such assets is determined to be probable and amount can be reasonably estimated. The Group provided provision of $nil, $166,535 and $nil for other receivables during the years ended December 31, 2017 and 2018, respectively and wrote-off provision of $166,535 during the year ended December 31, 2019.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

As of December 31,
2019
US$

Cryptocurrencies	1,208,340
Total	1,208,340
Less: Accumulated impairment	-
Intangible assets, net	1,208,340

The movement of intangible assets for the year ended December 31, 2019 is as follows:

		US$

Balance as of January 1, 2019		-
Through the acquisition of Unicorn	(i)	1,200,000
Addition	(ii)	10,402
Disposal	(ii)	(2,062)
Balance as of December 31, 2019		1,208,340

(i)	The Group acquired 60,000,000 Fifity Five (“FF”) through the acquisition of Unicorn. FF is a cryptocurrency based on ERC 20 and can be traded on BestTrade. The Group recognized and measured FF at its historical cost at 0.02 per FF.

(ii)	During the year ended 2019, the Group sold 103,107 FF for USDT amounting to $10,402. A net gain of $8,340 was recognized for the year ended December 31, 2019.

9.	GOODWILL

The changes in the goodwill balance for the year ended December 31, 2019 is as follows:

As of December 31, 2019
US$

Balance as of January 1, 2019	-
Addition	5,529,178
Balance as of December 31, 2019	5,529,178

No impairment loss was recognized for the year ended December 31, 2019.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018	2019
	US$	US$	US$

Accrued payroll and welfare	-	-	59,897
Payables for professional fees	208,375	778,938	736,227
Other tax payable	-	-	7,697
Others	118,160	118,160	32,731
	326,535	897,098	836,552

11.	INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2019 on the basis that the Group’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC is 25%.

No taxable income was generated for both domestic and foreign entities of the Group.

No income tax was credited to the Group.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

11.	INCOME TAXES (CONTINUED)

The significant components of the Group’s deferred tax assets were as follows:

As of December 31,
2019
US$
Deferred tax assets
Net operating loss carry forwards	199,827
Valuation allowance	(199,827)
Total deferred tax assets	-

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

The Group incurred net operating losses carry forwards of $799,309 from the Group’s PRC entities for the year ended December 31, 2019, which would expire on various dates through 2022 to 2024.

As of December 31, 2019, valuation allowance was $199,827 was provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the income taxes benefits computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

For the year ended December 31,
2019
US$
Net income before provision for income taxes	482,970
Statutory tax rates in the PRC	25%
Income tax at statutory tax rate	120,743
Expenses not deductible for tax purposes:
Entertainment expenses exceeded tax limit	18
Effect of income tax rate difference in other jurisdiction	(191,895)
Changes in valuation allowance	71,134
Income tax benefits	-

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

11.	INCOME TAXES (CONTINUED)

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

There were no aggregate undistributed earnings of the Company’s subsidiary and VIE located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2019.

The impact of an uncertain tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2017, 2018 and 2019. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits within 12 months from December 31, 2019. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

Since the incorporation, the relevant tax authorities of the Group’s subsidiary and located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2016 to 2019 of the Group’s PRC subsidiary and VIE, remain subject to tax audits as of December 31, 2019, at the tax authority’s discretion.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

On June 8, 2015, the Company issued 741,422,780 ordinary shares to the Company’s original shareholders for the acquisition of the Company. In addition, the Company initially agreed to issue 72,000,000 ordinary shares of the Company to Mr. Xu at a purchase price of $0.5556 per share, for a total purchase price of $40,000,000. On September 7, 2015, the Company and Mr. Xu reduced the number of shares to be purchased through a supplemental agreement resulting in a final subscription amount of $15,000,000 for 27,000,000 shares. On the same date, the Company issued an additional 27,000,000 ordinary shares to Mr. Xu in relation to his additional subscription.

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former-employees upon the exercise of their vested share options and the registration of their vested RSUs.

On July 31, 2018, the Company decided to change the ADS-to-Share ratio from the ratio of one (1) ADS to eighteen (18) Shares to a new ratio of one (1) ADS to one hundred eighty (180) Shares.

On May 21, 2019, the Company issued 632,660,858 ordinary shares to Unicorn's original shareholders for the acquisition of Unicorn.

As of December 31, 2017, 2018 and 2019, 37,462,294, 37,670,266 and 37,614,238 ordinary shares, respectively, out of these 38,363,112 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2017, 2018 and 2019, 900,818, 692,846 and 636,818 common shares, respectively, remained for future issuance.

13.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2017, 2018 and 2019.

Measured at fair value on a non-recurring basis

The Group measures the acquired assets and liabilities at fair value on a nonrecurring basis as result of the business acquisition. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of the future cash flow and the discount rate.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

13.	FAIR VALUE MEASUREMENT (CONTINUED)

The Group measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primarily included management projections on the discounted future cash flow analysis including the discount rate using the weighted average cost of capital of 24% and expected revenue growth rates. No impairment loss was recognized for the year ended December 31, 2019.

14.	SHARE BASED COMPENSATION

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

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under the 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017, which was subsequently extended by another 1 year approved by the Company on June 20, 2017. On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019. On August 31, 2019, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2020.

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

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2019. The Group recognizes share-based compensation cost on the RSUs over the 12 months from the grant date.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

14.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under the 2011 Plan for the year ended December 31, 2019:

	Outstanding RSUs
	Number of RSUs	Weighted average grant date fair value (US$)
Unvested as of January 1, 2019	7,380,000	0.133

Granted	-
Forfeited	(950,000)
Unvested as of December 31, 2019	6,430,000	0.133
Expect to vest as of December 31, 2019	6,430,000	0.133

(b)	Options Granted to Employees

The following table summarizes the Company’s employee share options under 2011 Plan for the year ended December 31, 2019:

Options	Number of Share options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate Intrinsic value
		US$	US$	(Years)	US$
Outstanding as of January 1, 2019	43,766,148	0.13	0.22	3.20	17,903

Granted	-	-	-	-	-
Forfeited and expired	(13,872,271)	0.20	0.46	-	-
Exercised	(56,028)	-	0.08	-	-
Outstanding as of December 31, 2019	29,837,849	0.10	0.10	3.42	20,726
Vested and expect to vest as of December 31, 2019	29,837,849	0.10	0.10	3.42	20,726
Exercisable as of December 31, 2019	15,760,449	0.01	0.10	0.67	20,726

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

14.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (continued)

No share-based compensation charged to operating expenses of continuing operations for the years ended December 31, 2017, 2018 and 2019 under 2011 Plan. The share-based compensation of $1,067,786 was charged to operating expenses of discontinued operations for the year ended December 31, 2017 under 2011 Plan. The share-based compensation of $56,705 and $53,967 were credited to operating expenses of discontinued operations for the years ended December 31, 2018 and 2019 under 2011 Plan, respectively. The Company’s payroll in operating expenses for the year ended December 31, 2018 was substantially reduced in the year ended December 31, 2019, along with a substantial reduction in the Company’s head-count of employees. The July 1, 2016 grants of both the 32,028,700 share options and the 10,430,000 RSUs require participants have continuous employment to qualify for vesting of their benefits under the 2011 Plan. Accordingly, during the year ended December 31, 2019, the credit to operating expenses of discontinued operations of $53,967 is net of forfeitures related to terminated employees of $248,463 which represents prior charges for benefits that will never be received by the former employees. In addition, during the year ended December 31, 2019, the net credit of $53,967 includes a reduced charge of discontinued operations of $194,496 for the cost at benefits for remaining continuing employees (not terminated employees) still qualifying for benefits under the 2011 Plan.

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

On June 20, 2017, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2018, which was accounted for as a modification. The share-based compensation of $32,491 from this modification was a one-time charge to operating expenses of discontinued operations for the year ended December 31, 2017.

On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019. On August 31, 2019, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2020.

The aggregated intrinsic value of stock options outstanding and exercisable as of December 31, 2017, 2018 and 2019 was calculated based on the closing price of the Company’s ordinary shares, $1.02 per ADS (equivalent to $0.06 per ordinary share), $0.7 per ADS ($0.004 per ordinary share) and $0.82 per ADS ($0.005 per ordinary share) at December 31, 2017, 2018 and 2019, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2017, 2018 and 2019 was $52,536, $832 and $280, respectively.

As of December 31, 2019, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

14.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (continued)

The fair value of the options granted/modified was estimated on the date of grant/modification with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

	September 1,	July 1,	June 20,
	2015	2016	2017
Expected volatility (1)	60.3% - 65.1%	54.8%	41.0%
Risk-free interest rate (2)	0.47% - 0.88%	1.46%	1.25%
Expected dividend yield (3)	nil	nil	nil
Exercise price (4)	$0.01 - $0.20	$0.20	$0.01 - $0.20
Fair value of the underlying ordinary shares (5)	$0.38	$0.20	$0.12

(1)	Volatility

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

15.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net (loss)/income attributable to the Company and ordinary shareholders for computing basic net loss per ordinary shares	(161,898,979)	(123,239,785)	(1,225,300)
-Continuing operations	(1,440,476)	(1,808,747)	482,970
-Discontinued operations	(160,458,503)	(121,431,038)	(1,708,270)

Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary shares	1,476,144,194	1,476,801,177	1,723,033,130
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary shares	1,476,144,194	1,476,801,177	1,723,033,130

Net loss per ordinary share
Basic	(0.11)	(0.08)	(0.00)
Diluted	(0.11)	(0.08)	(0.00)
Net loss per ordinary share from continuing operations
Basic	(0.00)	(0.00)	0.00
Diluted	(0.00)	(0.00)	0.00
Net income per share from discontinued operations
Basic	(0.11)	(0.08)	(0.00)
Diluted	(0.11)	(0.08)	(0.00)

Weighted average shares used in calculating net loss per ordinary share
Basic
Continuing operations	1,476,144,194	1,476,801,177	1,723,033,130
Discontinued operations	1,476,144,194	1,476,801,177	1,723,033,130
Diluted
Continuing operations	1,476,144,194	1,476,801,177	1,723,033,130
Discontinued operations	1,476,144,194	1,476,801,177	1,723,033,130

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Marvel Billion Development Limited	A company under the significant influence of the Company’s former shareholder, Ms. Zhu

(a)	As of December 31, 2019, the following balance was due from the related party:

		As of December 31,
Amount due from the related party		2019
		US$

Marvel Billion Development Limited	(i)	42,857

(i)	The amounts represent the receivables due from Marvel Billion Development Limited relating to the Disposal, which has been collected on April 15, 2020.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2017, 2018 and 2019 were $nil, $nil and $18,589, respectively.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Years ending December 31,	US$
2020	21,120
Total	21,120

18.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $nil, $nil and $95,831 for the years ended December 31, 2017, 2018 and 2019, respectively, reported as a component of operating expenses of continuing operations when incurred.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

19.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiary, VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2017, 2018 and 2019, none of the Group’s PRC subsidiary and VIE has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries were all $nil for the years ended December 31, 2017, 2018 and 2019.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $28,213,892, $28,213,892 and $724,123 as of December 31, 2017, 2018 and 2019, respectively, including $1,614,140, $1,614,140 and $724,123 of net restricted assets recorded under VIE and VIE’s subsidiaries in the Group.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

20.	SUBSEQUENT EVENTS

Effect of COVID-19

Since December 2019, China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces resulted in travel restrictions, quarantine and social distancing measures imposed by the local governments across China and materially affected general commercial activities in China. The COVID-19 outbreak made it difficult to carry out our marketing activities to promote our products and services to potential customers and gave rise to sudden significant changes in regional and global economic conditions that could interfere with purchases of products or services. We currently are unable to predict the duration and severity of the spread of the COVID-19, and responses thereto, and the impact on our business, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

Acquisition of NBpay Investment Limited

On March 3, 2020, the Company acquired NBpay Investment Limited and its PRC subsidiary Beijing Kuali Yitong Technology Co., Ltd. (collectively, “NBpay Group”) in exchange for 761,789,601 newly issued ordinary shares of the Company.

NBpay Group is a Blockchain-Based Payment Business. The former shareholder of NBpay and the seller in the acquisition, Mr. Kaiming Hu, is the solely shareholder of the Company. Mr. Hu holds approximately 26.5% of all the issued and outstanding shares of the Company immediately after the closing of the acquisition. According to unaudited financial statements of NBpay Group provided the Company pursuant to the Share Purchase Agreement dated March 2, 2020, the unaudited assets of NBpay, which are subject to change based upon a completion of an audit, were approximately $144 at February 28, 2020, consisting principally cash and cash equivalents, and the unaudited stockholders’ deficit was approximately $55,404.

Change of the ADS-to-Share ratio

On May 1, 2020, the Company decided to change the ADS-to-Share ratio from the existing ratio of one (1) ADS to one hundred eighty (180) Shares to a new ratio of one (1) ADS to three hundred sixty (360) Shares.

Announced Private Placement

On May 20, 2020, the Company announced that it has entered into a share purchase agreement regarding a private placement of US$1 million. Pursuant to the share purchase agreement dated May 19, 2020, the Company will issue and sell 300,000,000 ordinary shares to Universal Hunter (BVI) Limited, an existing shareholder of the Company, for a cash consideration of US$1 million. After the closing of this transaction, Universal Hunter (BVI) Limited will hold approximately 11.4% of the issued and outstanding ordinary shares of the Company.

