Form 20-F/A
period 2019-12-31
Mercurity Fintech Holding Inc.
filed 2020-06-18
CIK 1527762

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

Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Mercurity Fintech Holding Inc. (the “Company”) to amend the Company’s annual report on Form 20-F for the year ended December 31, 2019 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2020 (the “Original 2019 Form 20-F”). The Company is filing this Amendment solely to add the following disclosure to the Original 2019 Form 20-F regarding the reliance by the Company on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (the “Order”) extending the deadlines by up to 45 days for filing certain reports made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment is being filed to include the disclosure below in accordance with the Order, which was omitted from the Original 2019 Form 20-F.

RELIANCE ON SEC RELIEF FROM FILING REQUIREMENTS

On April 23, 2020, we furnished a current report on Form 6-K to the SEC to indicate our intention to rely on the relief granted by the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) and to require additional time to finalize our annual report on Form 20-F due to circumstances related to novel coronavirus (“COVID-19”) pandemic. We are headquartered in Beijing, China, which has been seriously impacted by the COVID-19 epidemic. The severity of the current COVID-19 pandemic resulted in lock-downs, travel restrictions and quarantines imposed by the PRC government. We closed our corporate offices in China from January through March 2020 and requested that all employees work remotely. Restrictions on access to our facilities and quarantines have impeded our finance team from completing the financial statements and related materials necessary for audit. These, in turn, hampered our ability to file the annual report on Form 20-F by the original filing deadline of April 30, 2020.

As required by Rule 12b-15 under the Exchange Act, certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to the Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with the Amendment.

Other than the matters described above, this Amendment does not amend or modify any information included in any of the disclosure presented in the Original 2019 Form 20-F or reflect events that may have occurred subsequent to the original filing date of the Original 2019 Form 20-F on June 12, 2020. Accordingly, the Amendment should be read in conjunction with the Original 2019 Form 20-F.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002

__________________________

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

Mercurity Fintech Holding Inc.

By:	/s/ Hua Zhou
Name: Hua Zhou Title: Chief Executive Officer

Date: June 18, 2020