Form 20-F
period 2020-12-31
Mercurity Fintech Holding Inc.
filed 2021-04-28
CIK 1527762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
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

Room 1112-2, Floor 11, No.15 Xinxi Road,

Haidian District, Beijing,
People’s Republic of China 100086

(Address of principal executive offices)

Erez Simha
Chief Financial Officer
Mercurity Fintech Holding Inc.

Room 1112-2, Floor 11, No.15 Xinxi Road,

Haidian District, Beijing,
People’s Republic of China 100086
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

2,978,928,849 Ordinary Shares (excluding ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share awards) as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                                                                                                                                                                                                        ☐

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

•

“Our VIEs” refers to (i) Mercurity (Beijing) Technology Co., Ltd, or Mercurity Beijing, and (ii) Beijing Lianji Technology Co., Ltd., or Lianji, which, together with Mercurity Beijing, are consolidated by us as variable interest entities;

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

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, and consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our consolidated financial statements not included in this annual report, which have been restated due to the divestment of the discontinued operations in 2019. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	For the year ended December 31,
	2016 (Note)	2017 (Note)	2018 (Note)	2019 (Note)	2020 (Note)
	(US$ in thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenues
Third parties	-	-	-	1,738	1,482
Total revenues	-	-	-	1,738	1,482
Cost of revenues	-	-	-	(257)	(155)
Gross (loss)/profit	-	-	-	1,481	1,327
Operating expenses:
Selling and marketing	-	-	-	-	-
General and administrative	(1,513)	(1,440)	(1,809)	(1,025)	(2,124)
Impairment of intangible assets	-	-	-	-	(835)
Total operating expenses	(1,513)	(1,440)	(1,809)	(1,025)	(2,959)
(Loss)/income from operations	(1,513)	(1,440)	(1,809)	456	(1,632)
Interest income, net	-	-	-	-	9
Other income, net	-	-	-	27	(28)
(Loss)/income before provision for income taxes	(1,513)	(1,440)	(1,809)	483	(1,651)
Provision for income tax benefits	-	-	-	-
(Loss)/Income from continuing operations	(1,513)	(1,440)	(1,809)	483	(1,651)
Discontinued operations:
Loss from discontinued operations	(23,780)	(160,459)	(121,431)	(1,708)	-
Net loss	(25,293)	(161,899)	(123,240)	(1,225)	(1,651)
Net loss attributable to holders of ordinary shares	(25,293)	(161,899)	(123,240)	(1,225)	(1,651)

Note: Due to the divestment of our B2B business in July 2019, the results of operations from the B2B business is reclassified as discontinued operations and the consolidated statements of operations for the year ended December 31, 2016, 2017 and 2018 have been restated to reflect such reclassification.

	As of December 31,
	2016	2017(1)	2018	2019	2020
	(in US$ thousands)
Selected consolidated balance sheet data:
Total current assets	13,428	12,087	4,619	2,134	2,471
Total assets	274,045	134,173	5,025	8,871	10,961
Total current liabilities	15,227	20,837	20,289	837	708
Total liabilities	25,648	30,623	27,211	837	708
Total shareholders’ equity/(deficit)	248,397	103,550	(22,186)	8,035	10,253
Total liabilities and shareholders’ equity	274,045	134,173	5,025	8,871	10,961

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

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

•

We have a limited operating history of blockchain-based digital asset infrastructure solutions services and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

•	We have a history of losses, have spent substantial amounts in operating expenses and could require additional funding in the future.

•	We may need to recognize significant impairment losses in connection with past and future acquisitions, which may have a material and adverse effect on our results of operations.

•	We have a limited customer base. If we lose any of our customer, or if the volume of business with such customers decline, our revenues may be significantly affected.

•	Blockchain technology and digital assets are subject to a number of inherent risks that may impact our ability to provide the services we are developing and adversely affect an investment in us.

•	The growth of the blockchain industry in general, as well as the blockchain networks, is subject to a high degree of uncertainty.

•	As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could impair our financial performance.

•

Domestic and international regulatory regimes governing blockchain technologies, digital assets, distribution and utilization of digital assets is uncertain, and new regulations or policies may materially adversely affect the development and the value of certain digital assets.

•	Blockchain technologies are subject to unfavorable regulatory action in one or more jurisdictions.

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

•

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

•	Substantial uncertainties exist with respect to the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

•	We rely on contractual arrangements with Our VIEs in China and their respective shareholders for our operations, which might not be as effective as direct ownership in providing operational control.

•	Any failure by Our VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

•	Contractual arrangements with Our VIEs might result in adverse tax consequences to us.

Risks Relating to Doing Business in China

•	We could be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet businesses and companies.

•	Uncertainties with respect to the PRC legal system could have an adverse effect on us.

•

Regulation and censorship of information distribution over the internet in China could adversely affect our business, and we could be liable for information displayed on, retrieved from or linked to our website.

•	Governmental control of currency conversion could affect the value of your investment.

•	Fluctuations in exchange rates of the Renminbi could affect our reported results of operations.

•	Our operations could be adversely affected by changes in China’s political, economic and social conditions.

•

Under the PRC enterprise income tax law, we could be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

•

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

•	Certain audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

Risks Relating to Our ADSs

•	The trading price of our ADSs could be volatile, which would result in substantial losses to investors.

•	If we fail to maintain Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our ADSs could be delisted.

•	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

•

As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our ordinary shares and ADSs.

•	Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

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

We have incurred net losses since our inception. We incurred operating loss of US$121.4 million and US$1.7 million in 2018 and 2019, respectively, from our B2B business which was disposed of in July 2019 and treated as discontinued operations. We incurred net loss of US$1.8 million, net profit of US$0.5 million and net loss of US$1.7 million in connection with our current digital asset infrastructure solutions business for the year ended December 31, 2018, 2019 and 2020.

We historically spent, and expect to continue to spend, significant amounts in operating expenses in developing our business. We received net proceeds of US$37.3 million from our initial public offering on April 8, 2015 and the underwriters’ exercise of the over-allotment option, after deducting underwriting discounts and commissions and offering expenses payable by us. Additionally, we received US$15.0 million in a private placement transaction with Mr. Maodong Xu in September 2015. In May 2017, we received a loan of RMB35.0 million (US$5.4 million) from one of our principal shareholders. In April 2018, we received additional loans of RMB70.0 million (US$10.7million) from Ms. Xiaoxia Zhu and Ms. Huimin Wang. In May 2020, we received US$0.3 million upon the first closing of a private placement with Universal Hunter (BVI) Limited and, pursuant to the share purchase agreement with Universal Hunter (BVI) Limited, we received additional US$0.7 million in 2021. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the next twelve months. However, we may require additional cash due to changing business conditions or other future developments, including any investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us when needed, we may have to significantly delay, scale back or discontinue a certain portion of our operations. Any of these events could significantly harm our business, financial condition and prospects.

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

We record goodwill if the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liabilities assumed, and we have intangible assets without determinable useful lives obtained from the acquisition of Mercurity Limited. We are required to test goodwill and intangible assets without determinable useful lives for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350, “Intangibles – Goodwill and Other.” As of December 31, 2020, the carrying amount of goodwill amounted to approximately US$8.11 million and the intangible assets amounted to approximately US$0.38 million after the annual impairment test in 2020. We did not recognize any impairment loss in relation to these assets. If the carrying amount of goodwill or intangible assets without determinable useful lives in connection with past or future acquisitions is determined to be further impaired, we will be required to recognize additional impairment losses and our results of operations will be adversely and materially affected. We have made our impairment test as of December 31, 2020 and determined that impairment is not required, and fair market value of intangible assets exceed its book value.

We have a limited customer base. If we lose any of our customer, or if the volume of business with such customers declines, our revenues may be significantly affected.

As of the date of this annual report, we have service agreements with one customer for our current blockchain-based digital asset infrastructure solutions business, Beijing Xichi trading Co., LTD. Due to our very limited customer base, any of the following events may cause a material decline in our revenue and have a material adverse effect on our results of operations:

•	reductions, delays or cessation of purchases from the existing customers;

•	loss of the existing customer and our inability to find new customers that can generate the same volume of business; and

•	the existing customer’s failure to make timely payment for our services.

We cannot assure you that our relationships with these major customers will continue to develop or these significant customers will continue to generate significant revenue for us in the future.

Blockchain technology and digital assets are subject to a number of inherent risks that may impact our ability to provide the services we are developing and adversely affect an investment in us.

Blockchain technology and digital assets are subject to a number of inherent risks, including reliability risks, security risks, regulatory risks, and risks associated with human error, that may impact our ability to provide the services we are developing. For example, a blockchain-based platform’s functionality depends on the internet, and a significant disruption in internet connectivity could disrupt a platform’s operations until the disruption is resolved; such disruption may have an adverse effect on the value of the digital assets traded on a platform. In addition, a hacking or service attack on a platform may cause temporary delays in block creation on the blockchain and in the transfer of digital assets recorded on the chain. Any disruptions, attacks or other security breaches, or the perception that our blockchain technology is unreliable for any reason, may have a material adverse effect on the value of the digital assets, investment in the digital assets and the operations and success of our business operations and financial results.

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

Furthermore, the recording of digital asset transactions is not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on a certain blockchain platform. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of such digital assets generally will not be reversible. We, our customers and our partners may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, digital assets could be transferred in incorrect amounts or to unauthorized third parties. To the extent that we, our customers or our partners are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received the digital assets through error or theft, we, our customers or our partners will be unable to revert or otherwise recover incorrectly transferred digital assets. To the extent that we, our customers and our partners are unable to seek redress for such error or theft, such loss could adversely affect our reputation and our business.

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

As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could impair our financial performance.

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

We face intense competition in blockchain industry.

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

To remain competitive, we must be able to develop new products or enhance the capabilities related to blockchain technology that is being developed by us to keep pace with our industry’s rapidly changing technology and customer requirements. However, the industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. Our business prospects depend on our ability to develop new products and applications for our technology in new markets that develop as a result of technological and scientific advances, while improving performance and cost-effectiveness. New technologies, techniques or products could emerge that might offer better combinations of price and performance than the blockchain technology solutions that are being developed by us. It is important that we anticipate changes in technology and market demand. If we do not successfully innovate and introduce new technology into our anticipated technology solutions or effectively manage the transitions of our technology to new product and service offerings, our business, financial condition and results of operations could be adversely affected.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As blockchain and digital asset industry continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or customer information that could affect how we store, process and share data with our customers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

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

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2021, we had 3,472,895,329 ordinary shares issued and outstanding (excluding 127,963,800 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards). If part or all of these shares are sold in the public market or if any other existing shareholders sell a substantial amount of their shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

Any unauthorized use of indicia of corporate power or authority would have a material adverse effect on our business.

In China, a company chop, or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, our VIE and its subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Certain audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and consequently you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear whether the SEC and PCAOB will take any further actions to address the issue.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. The audit committee takes such a situation into consideration and adds additional risk mitigation controls to carry out its responsibilities in overseeing financial reporting. Examples of some of those controls are: i) encouraging the auditors to meet and report to the audit committee without management presence to discuss any issues that may be raised during audits, ii) requesting information from the auditor regarding audit risk assessment and audit plan and procedure, and iii) increasing the effectiveness of internal controls on financial reporting through its supervision over the management team.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the U.S. enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the foregoing certification and disclosure requirements and that it is seeking public comment on the requirements. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as the NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. The SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections. Enactment of the HFCA Act and other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. There can be no assurance that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. There can be no assurance that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Since December 2019, the severity of the outbreak of COVID-19 resulted in travel restrictions, quarantine and social distancing measures imposed by the local governments across the globe and materially affected general commercial activities globally. The COVID-19 outbreak made it difficult to carry out our marketing activities to promote our products and services to potential customers and gave rise to sudden significant changes in regional and global economic conditions that could interfere with purchases of products or services. We currently are unable to predict the duration and severity of the spread of the COVID-19, and responses thereto, and the impact on our business, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.

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

Risks Relating to Our Corporate Structure and Dependence on our Contractual Arrangements with Our Affiliates

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses. After the divestment of our previous wholly-owned PRC subsidiary and VIE that are associated with the operations of our B2B services in July 2019, we currently conduct our operations in China principally through contractual arrangements between our wholly-owned PRC subsidiary, Lianji Future, and our consolidated affiliated entities in China, Lianji and Mercurity Beijing, or Our VIEs, and their respective shareholders. Our contractual arrangements with Our VIEs and their respective shareholders enable us to exercise effective control over them and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

In the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Shanghai), our current ownership structure, the ownership structure of Our WFOE and Our VIEs, and the contractual arrangements between Our WFOE, Our VIEs, and their respective shareholders are in compliance with existing PRC laws, rules, and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that might be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, restrict or prohibit us to finance our business and operations in China, shut down our servers or block our website, require us to restructure our operations, impose additional conditions or requirements with which we might not be able to comply, levy fines, confiscate our income or the income of our PRC subsidiary or affiliated PRC entities, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in an adverse effect on our ability to conduct our business.

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

Among other things, the Foreign Investment Law expands the definition of foreign investment and introduces the principle for determining whether a company is considered a foreign-invested enterprise, or an FIE. The Foreign Investment Law specifically provides that an FIE refers to an enterprise all or part of whose capital is invested by foreign investor(s) and duly registered and established within China in accordance with PRC law. “Foreign investment” in the Foreign Investment Law refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country, or the Foreign Investor, within China, with the investment activities including the following situations: (i) a Foreign Investor, individually or collectively with other investors, establishes an FIE within China; (ii) a Foreign Investor acquires stock shares, equity shares, interests in assets, or other similar rights to and interests in an enterprise within China; (iii) a Foreign Investor, individually or collectively with other investors, invests in a new project within China; and (iv) foreign investments in other forms as provided by law, administrative regulations, or by the State Council.

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

Since PRC laws restrict foreign equity ownership in companies engaged in certain internet businesses in China, we rely on contractual arrangements with our consolidated affiliated entity, in which we do not hold shares, and its shareholder to operate our business in China. If we held the shares of Our VIEs, we would be able to exercise our rights as a shareholder to effect changes in their respective board of directors, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Our VIEs and their shareholders’ performance of their contractual obligations to exercise effective control. Our contractual arrangements are generally effective for the complete period Our VIEs exists. In general, neither Our VIEs nor their respective shareholders could terminate the contracts prior to the expiration date. However, the shareholders of Our VIEs might not act in the best interests of our company or might not perform its obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entity. We can replace the shareholder of Our VIEs at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Our VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.” Therefore, these contractual arrangements might not be as effective as the direct holding of shares.

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

Under PRC laws and regulations, Our WFOE, as a wholly foreign-owned enterprise in China, can pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Our WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to other funds. These statutory reserve funds and other funds are not distributable as cash dividends. As of December 31, 2020, the paid-in registered capital of Our WFOE was nil. Our WFOE obtained the business license on April 3, 2019. According to its articles of association, our WFOE’s registered capital is US$1.5 million. The registered capital will be paid one-time within 20 years from the date of issuance of the business license. Under the subscription system of the registered capital in PRC Company Law, we only need to contribute capital before that date. Since our obligations have not expired yet, the current unpaid capital contribution is not an act of non-performance of the investment obligations, and it will not affect the shareholders’ rights such as dividend rights and equity transfer rights. According to the Minutes of the National Court Work Conference for Civil and Commercial Trials promulgated by the Supreme People’s Court in November 2019, the shareholder’s capital contribution dates expire expeditiously in the following situations: (i) where the company is subject to execution in a case in which the people’s court has taken all execution measures but there is no property available for execution and the company meets the conditions for bankruptcy but fails to apply for bankruptcy; or (ii) the period for capital contribution by the shareholders is extended by resolutions made by company’s shareholders’ (general) meeting or by other means after the incurrence of the company’s debts. In both cases, we have the risk of contributing the capital to our WFOE before expected date. Any limitation on the ability of Our WFOE or Ucon HK to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and could have a retroactive effect. As a result, we might not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. A substantial portion of our assets are located in China. In addition, many of our senior executive officers and directors reside within China for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects could be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures might benefit the overall Chinese economy but could have a negative effect on us. For example, our financial condition and results of operations could be adversely affected by government control over capital investments or changes in tax regulations. In the past the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures could cause decreased economic activity in China, which could adversely affect our business and operating results. Any significant increase in China’s inflation rate could increase our costs and have an adverse effect on our operating margins. In addition, any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2020, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by PRC government.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 are yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

We may be subject to strict regulations from PRC government for our operation of new Decentralized Finance (DeFi) platform.

Under the current PRC legal system, the PRC laws and regulations applicable to the DeFi platforms is still unclear. Initial Coin Offerings (ICOs) and technical support for ICOs may be deemed as illegal token sales, illegal issuance of securities, illegal fund-raising, financial fraud, a pyramid scheme or other serious illegal activities. Other related behaviors may be punishable by a shutdown, regardless of whether the server or platform is set up China.

Recently, the PRC government is promulgating a series of blockchain-related legislations and laws to promote blockchain economy. However, as a result of public aversion to token economy and the caliber of advocating coin free blockchain, there remains uncertainty with respect to the compliance issues of token market in the future. As a result, we may be subject to the strict regulation for our operation of Defi platform in China.

In addition, according to the Civil Code of China, if there is a loophole in the smart contract due to intentional or gross negligence in the process of writing and deploying the smart contract, resulting in the loss of users, we will bear certain liability to compensate the users.

Moreover, as the project party of DeFi platform, we are bound by the tort liability section of the Civil Code of China. We may bear the unreal joint and several liability to the users of DeFi platform and obtain the right of subrogation to claim against the hackers. In the project service terms of the DeFi smart contract, if there is an agreement that the project party should undertake the necessary security obligations for the project platform, smart contract and other infrastructure, then in the event of user losses caused by the bug of the DeFi smart contract, the DeFi user may pursue our liability for breach of contract according to the service terms.

The loan and synthetic asset businesses not yet launched by the platform are similar to the risks of similar businesses of offline financial platform. The risks mentioned above will not be repeated here.

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

We have regained compliance with the minimum bid requirement as of the date of this annual report. However, there can be no assurance that we will meet the requirements for continued listing.

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

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Cayman Islands Companies Act (As Revised), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

You should also read “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

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

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We ceased to be an “emerging growth company” on December 31, 2020, and are no longer eligible for reduced disclosure requirements and exemptions applicable to emerging growth companies. We expect that our loss of emerging growth company status will require additional attention from management and will result in increased costs to us, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. We have also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq Capital Market, has requirements in corporate governance practices of public companies. We expect these rules and regulations to continue to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements could be especially difficult and costly for us because we might have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel could command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we might need to rely more on outside legal, accounting and financial experts, which could be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we might incur or the timing of such costs.

We could be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will generally be a PFIC if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of passive assets (including property producing passive income) and net foreign currency gains. In addition, for purposes of the income and asset tests, we will generally be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of its stock. Although the law in this regard is not entirely clear, we intend to treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all their economic benefits. As a result, we consolidate our VIEs’ results of operations in our consolidated U.S. GAAP financial statements.

Based on our current operations, income and assets and certain estimates and projections, we do not believe that we were a PFIC for our taxable year ended December 31, 2020, and we do not expect to be a PFIC for our taxable year ending December 31, 2021, or in the foreseeable future. The determination as to whether we are a PFIC, however, is fact-intensive and depends on, among other factors, (i) the composition of our income and assets, (ii) fluctuations in the market price of our ADSs and ordinary shares which may impact the value of our assets, including goodwill, for purposes of the asset test and (iii) whether we are treated as owning our VIEs for U.S. federal income tax purposes (as discussed above). Such determination must also be made on an annual basis applying principles and methodologies which are in some circumstances unclear. As such, there can be no assurance that we will not be a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our expectations regarding our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to the U.S. investor for all succeeding taxable years during which the U.S. investor holds our ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such U.S. investor may incur adverse U.S. federal income tax consequences with respect to distributions on our ADSs or ordinary shares and gains recognized on the sale or other disposition of our ADSs or ordinary shares to the extent such distributions and gains are treated as an “excess distribution” under the Code. Such U.S. investor may also be subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We currently conduct our operations in China through contractual arrangements among (i) our wholly-owned PRC subsidiary, Lianji Future, and (ii) Mercurity Beijing Technology Co., Ltd. and Beijing Lianji Technology Co., Ltd. and their respective shareholders.

Our principal executive offices are located at Room 1112-2, Floor 11, No.15 Xinxi Road, Haidian District, Beijing 100086, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our investor relationship website ir.mercurity.com. The information on our website should not be deemed a part of this annual report.

B.    Business Overview

Our Principal Business

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity to start developing digital asset transaction platform and solutions based on blockchain technologies. On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing digital asset infrastructure solutions services based on blockchain technologies. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services. We have also introduced a Defi platform at the end of 2020, using our technology, to provide communities with the infrastructure to swap digital assets.

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

Our target customers for the asset trading platform are mainly traders, communities, and liquidity providers. In 2019, we generated substantially all of our revenues from selling our asset trading platform and providing supplemental services to a customer who purchased this platform.

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

Defi Platform

In November 2020, we launched an open, decentralized finance (DeFi) platform that designed to solve retail traders’ global problems of low liquidity and capital utilization, poor governance, token growth incentive deficiencies, and slow transaction speeds. The company’s mission is to build a global, unified, and diverse decentralized finance (DeFi) ecosystem by connecting the world’s best DEXs, centralized exchanges (CEXs), and DeFi communities across the globe. The revenue from this product was immaterial in 2020.

Our Customer

As of December 31, 2020, we had two customers. We entered into two master software development agreements with a customer in May 2018 and July 2019, respectively. The projected was completed in 2020. We entered into one agreement with a newly acquired customer in July 2020. Pursuant to the agreement, we provide software design, development, testing, installation, configuration, integration and customized development services based on blockchain technologies and provide related supplemental services to this customer from July 29, 2020 to July 29, 2021. The contract value was approximately $210 thousand. The customer makes instalment payments of product development and service fees to us upon the occurrence of each specified event set out in these agreements.

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

Online Marketplace

In our discontinued online marketplace business, third-party sellers offered products to customers over our previous online marketplace. We acquired the B2B online marketplace in June 2015 and had been bringing new products and services to the online marketplace since then. In order to attract more third-party sellers, we did not charge commission on transactions on our previous online marketplace. We provided transaction processing and billing services on all orders on our online marketplace. We required third-party sellers to meet our standards of quality.

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

Competition

The blockchain and digital asset industry is intensely competitive and is densely populated by global competitors touting blockchain capabilities, including Uniswap, Huobi, Bitbank, Wanxiang Blockchain, Bit One Group and Metaps Inc., among others. Our competitors may have entered the industry much earlier than us. They may be better capitalized, may have more industry connections, and may be able to adapt more quickly to new technologies or may be able to devote greater resources to the development, marketing and sale of their products than we can.

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

On January 1, 2020, Foreign Investment Law of the People’s Republic of China became effective. For foreign-invested enterprises established after the Foreign Investment Law, the organization form, institution and activity requirement shall be governed by the PRC Company Law and PRC Partnership Law. The established foreign-invested enterprises have a five-year transition period. During the transition period, the enterprises could retain the original organization form. Specific implementation measures will be further formulated by the State Council.

On August 5, 2020, The opinions of the general office of the State Council on further stabilizing foreign trade and foreign investment came into effect. The rules put forward requirements on expanding the online channels of foreign trade and improving the convenience of foreign business personnel to come to China, which is of great benefit to the field of foreign investment.

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

Under criminal law, the illegal use of blockchain technology may involves four types of crimes: crime of refusing to perform network security management obligations, crime of helping information network criminal activities, crime of violating citizens’ information and crime of endangering public safety. Among them, the crime of refusing to perform network security management obligations may cause the mass dissemination of illegal information, the leakage of user information and leads to a serious consequence, the loss of evidence in criminal cases in a serious circumstance and other serious circumstance. Refusing to make corrections after being ordered by the regulatory authority to make corrective measures is subject to imprisonment of up to three years, detention or control and a fine.

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

In January 2021, the state Internet Information Office issued the administrative measures for Internet information services (Revised Draft for comments). China has set up a blacklist system for Internet information services. Organizations and individuals whose licenses or records have been revoked by the competent authorities shall not re apply for relevant licenses or records within three years; organizations and individuals whose accounts have been cancelled or websites have been shut down by the competent authorities shall not re provide similar services for them within three years.

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

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2020, we had approximately one (1) trademark applications in China.

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

Mercurity Fintech Holding Inc.
(Cayman Islands)
100%
Mercurity Limited (1)
(British Virgin Islands)
NBPAY INVESTMENT LIMITED
(British Virgin Islands)
100%
100%
Ucon Capital (HK) Limited
NBpay Fintech PTE LTD (SG)
Outside China
100%
Inside china
Beijing Lianji Future Technology Co., Ltd
Contractual relationship-VIE
Beijing Lianji Technology Co.,(3)
Mercurity (Beijing) Technology Co., Ltd.(2)

(1)	Formerly known as Unicorn Investment Limited.
(2)	The sole shareholder of Mercurity Beijing is Mr. Kaiming Hu, formerly known as Beijing Kuali Yitong Technology Co., LTD.
(3)	The shareholders of Lianji are Ms. Hong Zhou and Mr. Longming Wu, holding 1.0% and 99.0% equity interests of Lianji, respectively.

Contractual Arrangements with Lianji and Its Shareholders

Following our acquisition of Mercurity Limited in May 2019, we gained effective control over and received substantially all the economic benefits from Lianji through a series of contractual arrangements among our wholly-owned subsidiary Lianji Future, Lianji and its shareholders.

Agreements that Transfer Economic Benefits and Risks to Us

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

Contractual Arrangements with Mercurity Beijing and Its Shareholder

Following our acquisition of NBpay in March 2020, we gained effective control over and received substantially all the economic benefits from Mercurity Beijing through a series of contractual arrangements among our wholly-owned subsidiary Lianji Future, Mercurity Beijing and its shareholder.

In July 2020, Kuaili Yitong changed its name to Mercruity (Beijing) Technology Co, Ltd ( Mercurity Beiijing).

Agreements that Transfer Economic Benefits and Risks to Us

Business Operation Agreement. Lianji Future and Mercurity Beijing have entered into a business operation agreement, pursuant to which Lianji Future has the exclusive right to provide Mercurity Beijing with technology development and application services. Without Lianji Future’s written consent, Mercurity Beijing shall not accept any technology development and application services covered by this agreement from any third party. Mercurity Beijing agrees to pay comprehensive service charges on an annual basis and up to the full balance of Mercurity Beijing’s total income after deduction of its costs and expenses. In addition, Mercurity Beijing undertakes that without Lianji Future’s prior written consent, Mercurity Beijing shall not enter into any transactions that may have material effect on Mercurity Beijing’s assets, obligations, rights or business operations. Unless otherwise agreed by the parties, this agreement will remain effective until Lianji Future ceases business operations.

Agreements that Provide Us with Effective Control over Lianji

Powers of Attorney. The shareholder of Mercurity Beijing has issued a power of attorney, irrevocably appointing Lianji Future, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Mercurity Beijing that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in Mercurity Beijing, on behalf of such shareholder. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of Lianji Future.

Option Agreement. Lianji Future, Mercurity Beijing’s shareholder have entered into an option agreement, pursuant to which Mercurity Beijing’s shareholder has irrevocably granted Lianji Future an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Mercurity Beijing. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholder or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Mercurity Beijing shall reimburse Lianji Future the exceeding amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholder of Mercurity Beijing undertakes, among other things, that without Lianji Future’s prior written consent, it shall not take any actions that may have material effect on Mercurity Beijing’s assets, businesses and liabilities, nor shall he appoint or replace any directors, supervisors and officers of Kuali Yitong. These agreements have terms of ten years, which may be extended upon Lianji Future’s written confirmation prior to the expiry.

Equity Pledge Agreement. The shareholder of Mercurity Beijing has entered into an equity pledge agreement with Lianji Future pursuant to which, the shareholder has pledged all of his equity interest in Mercurity Beijing to Lianji Future to guarantee the performance by Mercurity Beijing and its shareholder of their obligations under the master agreements, which include the business operation agreement the power of attorney and the exclusive option agreement. The shareholder of Mercurity Beijing agrees that, during the term of the equity interest pledge agreement, he will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Lianji Future. The equity interest pledge agreement remains effective until Mercurity Beijing and its shareholder discharge all of their obligations under the master agreements.

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

D.    Property, Plants and Equipment

Our executive offices are located at Room 1112-2, Floor 11, No.15 Xinxi Road, Haidian District, Beijing 100086, People’s Republic of China and occupy a total of 108 square meters. The lease of our headquarter office has a term of one years.

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

A.    Operating Results

Overview

Our current principal business is to design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services. We started this new business since our acquisition of Mercurity Limited (previously known as Unicorn Investment Limited) in May 2019. We incurred net loss of US$1.65 million for the year ended December 31, 2020.

We incurred loss from operations of US$1.8 million for the year ended December 31, 2018 and had income from operations of US$0.5 million and loss of US$1.65 million for the years ended December 31, 2019 and 2020, respectively. As we only acquired our current continuing operations in 2019, our loss from operations for the year ended December 31, 2018 were primarily due to the general and administrative expenses incurred during those years.

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

Acquisition of NBpay

In March 2020, we acquired the entire ownership of NBpay Investment Limited, or NBpay, to further strengthen our capabilities in the blockchain-enabled payment solutions. Pursuant to the share purchase agreement among our company, NBpay Investment Limited and Mr. Kaiming Hu, who was the sole shareholder of NBpay Investment Limited prior to the completion of this transaction, we acquired all the issued and outstanding shares of NBpay Investment Limited from Mr. Kaiming Hu for the consideration of 761,789,601 newly issued ordinary shares of our company. Upon the completion of this acquisition, NBpay Investment Limited and its subsidiaries became our wholly-owned subsidiaries and we gained effective control over Mercurity Beijing through the contractual arrangements among Lianji Future, Kuali Yiting and its shareholders.

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

The above-mentioned divestment was a strategic shift of our business and has had a major effect on our results of operations. As a result, assets and liabilities, revenues and expenses and cash flows related to the previous B2B business have been reclassified as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements for all the periods presented in this annual report. Our consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2018 are adjusted retrospectively to reflect the change. For more information of our discontinued operations, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

Key Components of Results of Operations

Revenues

We have been deriving revenues from providing digital asset infrastructure solutions based on blockchain technologies, cross-border remittance and DeFi platform since our acquisition of Mercurity Limited in May 2019 and our acquisition of NBpay in March 2020. We had two customers purchased our software design and development service. One of the two customers service agreement was completed and was not renewed. We currently generate our revenues from software design, development and related, testing, installation, configuration, integration and customized development services based on blockchain technologies and provide related supplemental services to one customer whom we acquired in July 2020. We also generated revenues from cross-border remittance and Defi platform. Our revenues were US$1.48 million for the year ended December 31, 2020.

Cost of Revenues

Our cost of revenues currently consists of payroll of technical personnel. Our cost of revenues was US$0.15 million for the year ended December 31, 2020.

Operating Expenses

Our operating expenses consist of general and administrative expenses. Our total operating expenses were US$2.96 million for the year ended December 31, 2020.

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

Interest Income

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks and compensation received for payments we made on behalf of the divested business. As of December 31, 2020, the shareholder of divested business has repaid all outstanding balance including the interest.

Other Income

Other income consists primarily of the gain generated from our disposal of one cryptocurrency in exchange for another type of cryptocurrency and refund of social security tax from Chinese government to help enterprise to reduce the Covid-19 impact.

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

Revenue Recognition

We generate revenues primarily from fixed-price short-term contracts involving the design, development, creation, testing, installation, configuration, integration and customization of fully operational software and from providing related services.

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

Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”). Our intangible assets are cryptocurrencies which are measured at cost. We estimated the fair values of the intangible assets and recognized 0.8 million impairment loss for the year ended December 31, 2020.

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

We estimated the fair value of the goodwill with the assistance from an independent third-party appraiser and no impairment loss was recognized for the year ended December 31, 2020. We are ultimately responsible for the determination of all amounts related to the goodwill recorded in the financial statements.

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

Since the divestiture of the B2B business and B2B business in July 2019, we have one reporting unit, our blockchain-based digital asset infrastructure solutions business. We measure goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable input (Level 3 inputs) and the cash flow projections were based on past experience, actual results of operations and management best estimates about future developments as well as certain market assumptions. We did not recognize any impairment loss for the year ended December 31, 2020.

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

	For the Year Ended December 31,
	2018	2019	2020
Revenues
Third parties	-	1,738,000	1,481,589
Total revenues	-	1,738,000	1,481,589
Cost of revenues	-	(257,023)	(154,266)
Gross profit	-	1,480,977	1,327.323
Operating expenses:
General and administrative	(1,808,776)	(1,025,145)	(2,123,784)
Impairment Loss			(835,344)
Total operating expenses	(1,808,776)	(1,025,145)	(2,959,129)
(Loss)/income from operations	(1,808,776)	455,832	(1,631,806)
Interest income, net	29	279	8,181
Other income/(Expenses), net	-	26,859	(27,649)
(Loss)/income before provision for income taxes	(1,808,747)	482,970	(1,651,273)
Income tax benefits	-	-
(Loss)/Income from continuing operations	(1,808,747)	482,970	(1,651,273)
Discontinued operations:
Loss from discontinued operations	(121,431,038)	(1,708,270)	-
Net loss	(123,239,785)	(1,225,300)	(1,651,273)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues for the year ended December 31, 2019 and 2020 were US$1.7 million and US$1.5 million from our blockchain-based digital asset infrastructure solutions business respectively.

Cost of revenues

Our cost of revenues for the year ended December 31, 2019 and 2020 were US$0.30 million and US$0.2 million, which consisted of payroll of technical personnel respectively

Operating expenses

Our operating expenses excluding intangible assets impairment, consisting of general and administrative expenses, increased by 100% from US$1.0 million for the year ended December 31, 2019 to US$2.1 million for the year ended December 31, 2020. This change was primarily due to increase in employment cost. In 2020, we recorded US$0.8 million intangible assets impairment because of the devaluation of one of the cryptocurrencies we held. There was no intangible assets impairment in 2019.

Net loss

Our net loss was US$1.6 million for the year ended December 31, 2020 compared to US$1.2 million for the year ended December 31, 2019.

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

B.    Liquidity and Capital Resources

We had US$1,191, US$435,211 and US$174,783 in cash and cash equivalents as of December 31, 2018, 2019 and 2020, respectively.

We have incurred net losses since our inception. Our net losses were US$123.2 million, US$1.2 million and US$1.6 million for the year ended December 31, 2018, 2019 and 2020, respectively, and our net cash used in operating activities were US$4.3 million, US$0.6 million and US$0.6 million in 2018, 2019 and 2020, respectively. In May 2020, we entered into a share purchase agreement regarding a private placement of US$1.0 million to Universal Hunter (BVI) Limited. We have received US$300,000 upon the first closing of this private placement and, pursuant to the share purchase agreement with Universal Hunter (BVI) Limited, we received additional US$700,000 in 2021. We believe that our current cash balance and anticipated cash flows from operations will be sufficient to meet our anticipated capital needs in the next twelve months.

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

In the future, we may rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There are potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if our wholly-owned PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt could restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Our WFOE currently has in place with Our VIEs in a way that could adversely affect the latter’s ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, our wholly-owned PRC subsidiary, as a wholly foreign-owned enterprise in the PRC, may only pay dividends out of its accumulated profits. Wholly foreign-owned enterprises such as our wholly-owned PRC subsidiary are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.” In addition, our investment made as registered capital and additional paid-in capital of Our WFOE and Our VIEs are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, Our WFOE and Our VIEs in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2020, the restricted net assets of Lianji and Mercurity Beijing, which represents registered capital and additional paid-in capital, was US$1.5 million. Any limitation on the ability of Lianji Future or our Hong Kong subsidiary, Ucon HK, to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

	For the Year Ended December 31,
	2018	2019	2020
	(in US$ thousands)
Net cash used in operating activities	(4,331)	(645)	(595)
Net cash (used in)/ provided by investing activities	(13)	588	(10)
Net cash provided by financing activities	1,686	-	300
Effect of exchange rate changes	(1,897)	135	45
Increase/(decrease) in cash and cash equivalents	(4,555)	78	(260)
Cash at the beginning of the period	4,912	357	435
Cash at the end of the period	357	435	175

Net cash used in operating activities

Net cash used in operating activities was US$0.6 million for the year ended December 31, 2020, reflecting a combination of net cash used in continuing operations of US$0.6 million. The net cash used in continuing operations was primarily due to a decrease in accounts receivable of US$0.8 million and an increase in prepaid expenses and other current assets of US$0.7 million, net loss from continuing operations of US$0.5 million after excluding impairment and stock-based compensation those two non-cash items, and an decrease in accrued expenses and other current liabilities and other non-current liabilities of US$0.2 million.

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

Net cash (used in)/provided by investing activities

Net cash used by investing activities was US$0.1 million for the year ended December 31, 2020, representing investing and disposal of digital assets through accepting payment, making payment and exchange for legal currencies, as well as cash acquired from acquisition of subsidiary and VIE

Net cash provided by investing activities was US$0.6 million for the year ended December 31, 2019, representing proceeds from disposal of subsidiaries, VIE and VIE’s subsidiaries, net of cash disposed, as well as cash acquired from acquisition of subsidiary and VIE.

Net cash used in investing activities was US$13.1 thousand for the year ended December 31, 2018, representing net cash used in our discontinued operations.

Net cash provided by financing activities

Net cash provided by financing activities was US$0.3 million for the year ended December 31, 2020, representing net cash provided by private placement.

Net cash provided by financing activities was nil for the year ended December 31, 2019.

Net cash provided by financing activities was US$1.7 million for the year ended December 31, 2018, representing net cash provided by discontinued operations.

Capital Expenditures

We did not have capital expenditures for the year ended December 31, 2020.

We did not have capital expenditures for the year ended December 31, 2019.

We made capital expenditures of US$13.1 thousand for the year ended December 31, 2018, consisting of the purchase of property and equipment.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

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

C.    Research and Development

Please refer to “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

F.     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1–3 years		3–5 years	More than 5 years
	(in US$ thousands)
Operating Lease Commitments	11	11		-	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report

Directors and Executive Officers	Age	Position/Title
Hua Zhou	44	Chairperson of the Board of Directors, Chief Executive Officer
Erez Simha	57	Chief Financial Officer
Longming Wu	45	Director
Xiaoyu Li	31	Director
Paul L. Gillis	67	Independent Director
Tony C. Luh	56	Independent Director
Samuel Yuan-Ching Shen	56	Independent Director
Haohan Xu	25	Director
Cong Huang	40	Independent Director
Hao Liu	35	Director

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

Mr. Erez Simha has served as our President and Chief Financial Officer since August 2020. From May 2019 until August 2020, Mr. Simha was the Chief Operating Officer and Chief Financial Officer of Kangaroo (Roo Inc.). Mr. Simha directed all aspects of executive leadership, financial stewardship, accounting, FP&A, Operations (Manufacturing, Supply chain, Purchasing, logistic) HR, Business Development, Partnerships, and Retail. From May 2017 until March 2019, Mr. Simha served as Chief Operating Officer and Chief Financial Officer of Just Inc. a leading plant brand. Mr. Simha directed all aspects of executive leadership, financial stewardship, accounting, FP&A, operations (manufacturing, supply chain purchasing, quality control), international expansion, product management, legal, HR, investor relations, and IT within food tech consumers products in a hyper growth environment. From November 2011 until July 2017, Mr. Simha served as Chief Operating Officer and Chief Financial Officer at SSYS LTD. (NASDAQ: SSYS) a leading 3D printing company in the world, and directed all aspects of executive leadership, financial stewardship, accounting, FP&A, operations (manufacturing supply chain purchasing, quality control), legal, investor relations, risk management, operational excellence, and IT. Mr. Simha received his bachelor’s degree in economics and accounting and master’s degree in business administration and finance from Tel Aviv University. He is a certified public accountant.

Mr. Longming Wu has served as our director since July 2019. Mr. Wu has over 20 years of experience in business administration. He currently serves as chief executive officer of Beijing Galaxy Xingyuan Technology Co., Ltd. Prior to that, he served as president of Beijing Shiletao E-commerce Co., Ltd. from 2013 to 2016, where he was responsible for the development and operation of the company’s online-to-offline business. From 1996 to 2013, he worked at Qingdao Real Estate Development Operation Co., Ltd., where he was a vice president. Mr. Wu received his bachelor’s degree in international trade from Qingdao University in China and completed the Media Management Program at the Cheung Kong Graduate School of Business.

Ms. Xiaoyu Li has served as our director since May 2018. Ms. Li used to work at our company’s investor relations department from 2012 to 2013. Ms. Li has extensive experience in investor relations and investment. Since 2015, she has served as the Investor Manager at Galaxy Internet, an online investment platform for entrepreneurs. Ms. Li holds a master’s degree in finance from University of Illinois at Urbana-Champaign, and a bachelor’s degree in economics from University of Minnesota.

Mr. Paul L. Gillis has served as our independent director since June 2020. Mr. Paul L. Gillis has served as a professor of Practice at Peking University Guanghua School of Management since 2007 and served as a co-director of International MBA program from 2011 to 2019. Since 2012, he has also served as a current affairs commentator at China Global Television Network, an international English-language news channel, and China Radio International, an international radio broadcaster. Mr. Paul L. Gillis is widely recognized by magazines such as The Accountant and International Financial Law Review as a leading expert in financial accounting and has amassed substantial experience in the accounting industry. In 2004, he retired as a partner of PricewaterhouseCoopers following a 28-year career in the United States, Singapore and China. From 2011 to 2013, Mr. Paul L. Gillis served as member of Standing Advisory Group of the Public Company Accounting Oversight Board (PCAOB). From 2009 to 2012, he also served as an independent director and chairman of audit committee at Pansoft Company Limited (Nasdaq: PSOF). Mr. Paul L. Gillis received his bachelor’s degree in accounting from Western Colorado University in 1975, his master’s degree in accounting from Colorado State University in 1976 and his Ph.D. degree in accounting from Macquarie Graduate School of Management in 2011.

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

Mr. Samuel Yuan-Ching Shen has as our independent director since July 2020. At present, Samuel is the chief executive officer of 21Vianet Group, Inc. (a company listed on the NASDAQ Global Select Market, Nasdaq: VNET) Mr. Shen also serves as an independent director of Insigma Technology Co., Ltd. (a company listed on the Shanghai Stock Exchange, stock code: 600797) and Xinyuan Real Estate Co., Ltd. (a company listed on the New York Stock Exchange, NYSE: XIN). Mr. Shen serviced as an independent director of Kingdee International Software Group Co. Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 0268), from January 2018 to January 2020. Mr. Shen has extensive experience in the fields of cloud, edge computing, big data, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud’s efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft. Mr. Shen received his Bachelor of Science degree in chemistry from National Tsing Hua University in 1986 and his Master of Science degree in computer science from University of California, Santa Barbara in 1991. From 2001 to 2002, he also attended executive class program at Northwestern University Kellogg School of Management.

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

Mr. Cong Huang is a renowned researcher and entrepreneur in financial technology innovation. After receiving the PhD degree in Statistics from Yale University, he worked at Columbia University as an Assistant Professor in the Statistics Department, conducting research focused on algorithms and implementations in data mining. After a period of time, he decided to leave campus to develop his career in financial innovation and technology. At Goldman Sachs (GS), he played a pivotal role in developing various new models and algorithms to improve the speed and accuracy of options pricing methods. At McKinsey & Company, he helped financial institutions implement strategic innovation and transformation initiatives. As a founding member of PingAn Lufax (Nasdaq: LU), he led the Innovative Product Department and developed numerous retail loan products from zero, which have been widely used for reference by Internet finance industry. As the CEO of Xiaoying Tech (Nasdaq: XYF), one of the top finance companies in China, he set up the management and operations structure to lift the trading volume from RMB100 million per month to RMB3 billion per month in two years. Meanwhile, Mr. Cong Huang is the founder and CEO of Weiyan Tech, a leading AI company that provides risk-control and marketing solutions for financial institutions. Mr Huang has Bachelor’s degree in Mathematics from the University of Science & Technology of China and a PhD degree from Yale University.

Mr. Hao Liu is the founder and President of Columbus Fintech LTD, one of the world’s leading financial data technology companies as well as co-founder and CEO of Jeethen Capital. Mr. Liu is a senior fintech expert and has been invited to participate in the Global Quantitative Finance Conference multiple times. He is a pioneer of the combination of artificial intelligence technology and quantitative trading, and he set up a financial algorithm cloud service, which has served more than 150 listed companies and securities firms. Mr. Liu is also a leader in the field of blockchain applications and one of the initiators of the Hong Kong Blockchain Association. He led the team that developed cross-chain clearing technology, which achieved a breakthrough in the interconnection of multi-chain services and greatly promoted the application and development of blockchain technology. Mr. Liu Hao is also an angel investor in a number of financial technology companies, with extensive industry experience and excellent strategic vision.

B.    Compensation

Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of approximately US$308,708 in cash as salaries and fees to our senior executives, officers and directors named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plans

We adopted our share incentive plan in 2011, amended it in 2015 and a new incentive plan in 2020, or 2020 Plan, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The amended and restated 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” For share incentive plan 2011, amended in 2015, our board of directors has authorized the issuance of ordinary shares of up to 15% of the issued and outstanding share capital of our company from time to time. The maximum aggregate number of shares which may be issued pursuant to all awards under 2020 plan is 150,000,000 shares.

Amended and Restated 2011 Share Incentive Plan

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

2020 Plan

The following paragraphs summarize the principal terms of our 2020 Plan.

Type of Awards. The 2020 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

Plan Administration. Our board of directors or compensation committee will administer the 2020 Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. Persons eligible to participate in the 2020 Plan include employees, consultants and all directors of our company.

Vesting Schedule. The vesting schedule of each award granted under 2020 Plan will be set forth in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2020 Plan. With the approval of the board, our compensation committee has the authority to terminate, amend, suspend or modify the 2020 Plan. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our executive officers, directors, and other individuals as a group under our amended and restated 2011 share incentive plan.

Name	Ordinary shares underlying options awarded/Restricted Share Units			Exercise price (US$/share)	Date of grant	Date of expiration
Other Individuals as a Group	169,380,480		(1)	-	from 2011/2/1 to 2020/11/24	from 2018/9/1 to 2026/7/1
Erez Simha	37,008,000		(1)	-	2020/11/24	2030/7/23
Other directors and officers as a group		*	(1)		From 2020/11/24 to 2020/7/17	from 2030/7/9 to 2030/7/17
Total	220,488,480

*     Less than one percent of our total outstanding share capital.

(1)	Restricted share units

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

Terms of Directors and Executive Officers

We have eight directors on our board of directors, four of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors.

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

Audit Committee

Our audit committee consists of Paul L. Gillis, Tony C. Luh and Samuel Yuan-Ching Shen. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Marketplace Rule 5605(a) and that Paul L. Gillis is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. Paul L. Gillis serves as the chairperson of the audit committee.

The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited consolidated financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor’s major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our consolidated financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Samuel Yuan-Ching Shen and Tony C. Luh. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

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

D.    Employees

As of December 31, 2020, we had a total of 22 employees, consisting of one executive, one staff member in sales, three staff member in marketing, eight staff members in research and development, and nine staff members in other functions. We had a total of 19 employees as of December 31, 2019 and 75 employees as of December 31, 2018

The remuneration package for our employees includes salary, sales commissions and employee share option programs. In accordance with applicable regulations in China, we participate in a number of social insurance schemes, namely, a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance and a housing reserve fund for the benefit of all of our employees. We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

E.     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report (unless otherwise indicated) by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after the date of this annual report. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares issued and outstanding as of March 31, 2021 was 3,472,895,329 (excluding 127,963,800, ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards).

Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Hua Zhou(1)	*	*
Haohan Xu(2)	—	—
Samuel Yuan-Ching Shen (3)	—-	—
Longming Wu(4)	*	*
Xiaoyu Li(5)	*	*
Paul L. Gillis(6)	—	—
Tony C. Luh(7)	*	*
Cong Huang(8)	—	—
Hao Liu(9)	—	—
Erez Simha(10)	37,008,000	1.07
Principal Shareholders:
Jianming Jing(11)	453,998,870	13.07
Xiaojian Xu(12)	322,345,938	9.28

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Principal Shareholders:
Universal Hunter (BVI) Limited(13)	216,825,600	6.24

* Less than 1% of our total issued and outstanding shares.

(1)	The business address of Ms. Zhou is 128 Weihai Road, Room 4-3-601, Rizhao, Shandong Province, People’s Republic of China.

(2)	The business address of Mr. Haohan Xu is 12 East 49 Street, 17th Floor, New York, NY, 10017, United States of America.

(3)	The business address of Mr. Samuel Yuan-Ching Shen is F1.43, Lane 258, Xiangyang Road, Nangang District, Taipei 11551, Taiwan.

(4)	The business address of Mr. Wu is Room 601, Building No. 4, No. 89 Jiangxi Road, Shinan District, Qingdao, Shandong Province, People’s Republic of China.

(5)	The business address of Ms. Li is 6-2-301 Xi Er Qi Zhi College, Beijing, People’s Republic of China.

(6)	The business address of Mr. Gillis is Central Park, 6 Chao Wai Da Jie, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)	The business address of Mr. Luh is c/o Dragon Venture, Inc., 55 East 3rd Avenue, San Mateo, CA 94401.

(8)	The business address of Mr. Huang is Floor 13, The international Fintech Center, 10 Meilin Kaifeng Road Futian District, Shenzhen, China.

(9)	The business address of Mr. Liu is Floor 7, West side, Block B. Building 7, Shenzhen Bay Ecological Science Park, Nanshan District, Shenzhen, China.

(10)

Representing 37,008,000 ordinary shares issuable upon the vesting of restricted share units held by Mr. Erez Simha as of the date of this annual report.

The business address of Mr. Simha is 1675 7th Avenue, New York, NY 20036, USA.

(11)	Representing 453,998,870 ordinary shares held by Jianming Jing. The business address of Mr. Jing is No. 01, Yizu, Qinghuai Shequ,Zhen’an Xian, Shangluo City, Shanxi Province, China .

(12)	Representing 322,345,938 ordinary shares held by Xiaojian Xu. The business address of Mr. Xu is No. 9, Wuzu, Dongwan Cun, Gaoqiao Zhen, Xiinning Xian, Hunan, China.

(13)	Representing 216,825,600 ordinary shares owned by Universal Hunter (BVI) Limited, a British Virgin Islands company controlled by Tuo Su, the principal business address of which is Room 505, Building No. 23, Yijuyuan, Pengjiang District, Jiangmen, Guangdong Province, People’s Republic of China.

As of March 31, 2021, we had 3,472,895,329 ordinary shares issued and outstanding (excluding 127,963,800 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards). To our knowledge, we had five record shareholders in the United States, including Citibank, N.A. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Due to certain restrictions under PRC law on foreign ownership of businesses engaged in internet businesses, we conduct our operations in China principally through contractual arrangements among (i) our wholly-owned PRC subsidiary, Lianji Future, and (ii) Mercurity Beijing and Lianji, and their respective subsidiaries and shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Related Party Transactions

As of December 31, 2020, we had US$665,916 due from Mr. Kaiming Hu, a principal shareholder as of December 31, 2020, related to capital contribution and US$30,866 payable of payroll tax reimbursement.

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

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows or results of operations.

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

B.    Significant Changes

We are headquartered in Beijing, China, which has been seriously impacted by the COVID-19 epidemic. The severity of the current COVID-19 pandemic resulted in lockdowns, travel restrictions and quarantines imposed by the PRC government. We have been adversely affected by the foregoing measures and experienced disruption to our business operations, such as closure of office facilities and shortage of human resources.

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

B.    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Act (As Revised), of the Cayman Islands, which is referred to as the Companies Act below. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested. Subject to any separate requirement for the approval of the audit committee of the board of directors under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, such director may vote with respect to any contract, proposed contract or arrangement in which he is so interested. A director may exercise all the powers of our company to raise or borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Act and to the fourth amended and restated articles of association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

The registration of transfers may, after compliance with any notice requirement of the Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

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

Share Repurchases

We are empowered under our fourth amended and restated memorandum of association to purchase our shares subject to the Companies Act and our fourth amended and restated articles of association. Our fourth amended and restated articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Act and, where applicable, the rules of the Nasdaq Capital Market and the applicable regulatory authority.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The special rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act .

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

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our fourth amended and restated articles of association, on the requisition of shareholders representing not less than 30% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting.

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

Under the Companies Act of the Cayman Islands and our fourth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” elsewhere in this annual report or below.

D.    Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

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

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets for U.S. federal income tax purposes. As used herein, the term “United States Holder” or “U.S. Holders” means a beneficial owner of our ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of all of the U.S. federal income tax consequences, including those that may be applicable to U.S. Holders if you are subject to special treatment under the United States federal income tax laws, such as::

•	a broker-dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a pension plan;

•	a cooperative;

•	a tax-exempt organization (including a private foundation);

•	Certain former U.S. citizens or long-term residents;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive or wash sale or a straddle;

•	a dealer or trader in securities that use the mark-to-market method of accounting;

•	a person who owns or is deemed to own 10% or more of our stock (by voter or value);

•	a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor therein);

•	a person whose “functional currency” for U.S. federal income tax purposes is not the United States dollar;

•	a person who acquires our ordinary shares or ADSs through the exercise of an employee share option or otherwise as compensation; or

•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed place of business outside the United States.

In addition, this discussion does not address any state, local, estate, gift, alternative minimum or non-United States tax considerations, special accounting rules under Section 451(b) of the Code or the Medicare contribution tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

The discussion below is based upon the provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions as of the date hereof. Such authorities may be interpreted differently, replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Such partnership or their partners should consult their tax advisors regarding an investment in our ordinary shares or ADSs.

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

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between a U.S. holder of an ADS and the issuer of the underlying share may be taking actions inconsistent with the beneficial ownership of the underlying share. Accordingly, the creditability of foreign taxes, if any, could be affected by actions taken by such intermediaries if, as a result of such actions, the U.S. holder of the ADS is not properly treated as the beneficial owner of the underlying share.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on our ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in a U.S Holder’s gross income as ordinary income on the day actually or constructively received by the U.S Holder, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received-deduction allowed to corporations under the Code.

Dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation,” provided certain holding period requirements are met (as discussed below).A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Capital Market, and thus, pursuant to the United States Treasury Department guidance, our ADSs are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that do not back ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe that we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily tradable on an established securities market in the United States, would be eligible for the reduced tax rates. For a discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Even if dividends we pay on our ADSs or ordinary shares would be treated as paid by a qualified foreign corporation, non-corporate U.S. Holders will not be eligible for the reduced tax rates if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or to the extent that such U.S. Holders elect to treat the dividend income as “investment income” under the Code. In addition, the tax rate reduction will not apply if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The U.S Holders should consult their tax advisors regarding the application of these rules in their particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid to the U.S. Holder with respect to our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, PRC withholding taxes on dividends (limited, in the case of a U.S. holder who qualifies for the benefits of the Treaty, to the extent not exceeding the applicable dividend withholding rate under the Treaty) generally will be treated as foreign taxes eligible for credit against the U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and generally will constitute passive category income. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with United States federal income tax principles. Therefore, U.S. Holders should expect that a distribution generally will be treated as a dividend (as discussed above).

Passive Foreign Investment Company

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder will generally be subject to the special tax rules discussed below, regardless of whether we remain a PFIC, except if the U.S. Holder makes a timely mark-to-market election discussed below.

These special tax rules generally apply to any “excess distribution” (generally any distribution paid during a taxable year to a U.S. Holder which is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) we make to the U.S. Holder and any gain realized from a sale or other disposition of our ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S Holder’s holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC with respect to the U.S. Holder (each, a “pre-PFIC year”), will be treated as ordinary income, and

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that taxable year; and.

•	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries, including our VIEs, is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, including our VIEs

As an alternative to the excess distribution rules discussed above, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. “Marketable stock” is generally stock that is regularly traded on a qualified exchange. Our ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange upon their listing on the Nasdaq Capital Market, which constitutes a qualified exchange. We anticipate that our ADSs should qualify as being “regularly traded” but no assurance can be given in this regard.

If the U.S. Holder makes an effective mark-to-market election, which is generally effective for the taxable year for which the election is made and all subsequent taxable years, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis in the ADSs, and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Any gain the U.S. Holder recognizes upon the sale or other disposition of its ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If we cease to be a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Instead of making a mark-to-market election, a U.S. investor in a PFIC may generally mitigate the adverse consequences of the excess distribution rules described above by electing to treat the PFIC as a “qualified electing fund” under the Code. However, we do not intend to provide the information necessary for U.S. Holders to make such an election.

We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will indicate whether we believe we were a PFIC for the relevant taxable year. We do not intend to make any other annual determination or otherwise notify U.S. Holders regarding our status as a PFIC for any taxable year. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of holding our ADSs or ordinary shares if we are a PFIC in any taxable year.

If a U.S. Holder owns (or is deemed to own) our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department with respect to us. Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. Holder will generally recognize gain or loss on any sale or exchange of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of capital losses may be subject to limitations.

Any such gain or loss the U.S. Holder recognizes will generally be treated as United States source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if the U.S. Holder is eligible for the benefits of the Treaty, the U.S. Holder may elect to treat such gain as PRC source gain under the Treaty and, accordingly, the U.S. Holder may be able to credit the PRC tax against the U.S. Holder’s United States federal income tax liability. If the U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source, then the U.S. Holder generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The U.S. Holder will be eligible for the benefits of the Treaty if, for purposes of the Treaty, the U.S. Holder is a resident of the United States, and the U.S. Holder meets other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, U.S. Holders are specifically urged to consult their tax advisors regarding their eligibility for the benefits of the Treaty and the availability of the foreign tax credit and the election to treat any gain as PRC source under their particular circumstances.

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

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) on IRS Form 8938. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares or ADSs.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.mercurity.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.     Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.7% and 1.3% in the years ended December 31, 2018 and 2019 respectively and appreciation of approximately 6.2% in the year ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and lending to the discontinued business that was disposed. We had net interest income of US$8,181 for the year ended December 31, 2020. We had cash and cash equivalents of US$174,783 as of December 31, 2020. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$1,748. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with the U.S. generally accepted accounting principles.

After our acquisition of Mercurity Limited and NBpay, the scope of our internal controls over financial reporting did not incur any significant change. We also performed a related assessment based on this new control environment and change in scope.

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were effective on December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, because we are neither a “large accelerated filer” nor an “accelerated filer” as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Paul L. Gillis, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted an Anti-corruption policy and revised code of business conduct and ethics which is applicable to our directors, officers and employees on November 24, 2020. We have filed our revised code of business conduct and ethics as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms.

	For the Year Ended December 31,
	2019	2020
	(in US$ thousands)
Audit fees (1)	153	189
Total	153	189

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

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

During each of the years ended December 31, 2018 and 2019 and the subsequent interim period through March 19, 2020, there were (i) no disagreements between us and Michael T Studer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Michael T Studer’s satisfaction, would have caused Michael T Studer to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Michael T Studer with a copy of the disclosures from the first paragraph to the third paragraph under this Item 16F and requested from Michael T Studer a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Michael T Studer’s letter dated June 5, 2020 is attached as Exhibit 15.1.

During each of the years ended December 31, 2018, 2019 and 2020 and the subsequent interim period through March 31, 2021, neither we nor anyone on behalf of us has consulted with Shanghai Perfect regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Shanghai Perfect concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

After considering all the facts and circumstances, our audit committee determined that Shanghai Perfect would be capable of exercising objective and impartial judgment in connection with the audits of our financial statements.

Therefore, with respect to the independence matter described above, we concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Shanghai Perfect was and would be capable of exercising objective and impartial judgment in connection with the audits of our financial statement for the fiscal year ended December 31, 2020 and future periods.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Description of Exhibit
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to exhibit 1.1 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
2.1	Deposit Agreement by and among the Registrant and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of the American Depositary Shares issued thereunder, dated as of April 13, 2015 (incorporated by reference to exhibit 4.3 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)
2.3	Description of Securities (incorporated by reference to exhibit 2.3 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
3.3	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S-8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)

Exhibit No.	Description of Exhibit
4.2	Exclusive Business Operation Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.14 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.3	Exclusive Option Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technolocy Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.15 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.4	Equity Interest Pledge Agreement, dated as of May 17, 2019, by and among Beijing Lianji Future Technology Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.5	Power of Attorney, dated as of May 17, 2019, by each shareholder of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 4.17 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.6	Share Purchase Agreement, dated as of May 21, 2019, by and among the Registrant, Mr. Haohan Xu and Unicorn Investment Limited (incorporated by reference to exhibit 4.18 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.7	Registration Rights Agreement, dated as of May 21, 2019, by and between the Registrant and Mr. Haohan Xu (incorporated by reference to exhibit 4.19 of our annual report on Form 20-F filed with the SEC on June 28, 2019)
4.8	Sale and Purchase Agreement, dated as of July 22, 2019, by and between the Registrant and Marvel Billion Development Limited (incorporated by reference to exhibit 4.8 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.9	Waiver Letter, dated as of July 22, 2019, from Marvel Billion Development Limited to the Registrant (incorporated by reference to exhibit 4.9 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.10	Waiver Letter, dated as of July 22, 2019, from Join Me Group (HK) Investment Company Limited to the Registrant (incorporated by reference to exhibit 4.10 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.11	Waiver Letter, dated as of July 22, 2019, from Join Me Group Supply Chain Management Company Limited to the Registrant (incorporated by reference to exhibit 4.11 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.12	Waiver Letter, dated as of July 22, 2019, from Shanghai Zhongmin Supply Chain Management Co., Ltd. to the Registrant (incorporated by reference to exhibit 4.12 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.13	Business Operation Agreement, dated as of March 2, 2020, by and between Beijing Lianji Future Technology Ltd. and Beijing Mercurity Beijing Technology Co., Ltd. (incorporated by reference to exhibit 4.13 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.14	Equity Pledge Agreement, dated as of March 2, 2020, by and among Beijing Lianji Future Technology Ltd., Beijing Mercurity Beijing Technology Co., Ltd. and the shareholder of Beijing Mercurity Beijing Technology Co., Ltd. (incorporated by reference to exhibit 4.14 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.15	Option Agreement, dated as of March 2, 2020, by and among Beijing Lianji Future Technology Ltd., Beijing Mercurity Beijing Technology Co., Ltd. and the shareholder of Beijing Mercurity Beijing Technology Co., Ltd. (incorporated by reference to exhibit 4.15 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.16	Power of Attorney, dated as of March 2, 2020, by the shareholder of Beijing Mercurity Beijing Technology Co., Ltd. (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.17	Share Purchase Agreement, dated as of March 2, 2020, by and among the Registrant, Mr. Kaiming Hu, NBpay Investment Limited and Beijing Mercurity Beijing Technology Co., Ltd. (incorporated by reference to exhibit 4.17 of our annual report on Form 20-F filed with the SEC on June 12, 2020)

Exhibit No.	Description of Exhibit
4.18	Share Purchase Agreement, dated as of May 19, 2020, by and between the Registrant and Universal Hunter (BVI) Limited (incorporated by reference to exhibit 4.18 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.19	Master Software Development Agreement, dated as of May 28, 2018, by and between Unicorn Investment Limited and BGA FOUNDATION LTD (incorporated by reference to exhibit 4.19 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.20	Master Software Development Agreement, dated as of July 1, 2019, by and between Unicorn Investment Limited and BGA FOUNDATION LTD (incorporated by reference to exhibit 4.20 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.21*	Agreement for Software Development Services, dated October 12, 2020, by and between Mercurity Fintech Holding Inc. and Finblock Foundation LTD
4.22*	English translation of Technical Service Agreement, dated July 29, 2020, by and between Beijing Lianji Technology Co., Ltd. and Beijing Qichi Trading Ltd
8.1*	List of Subsidiaries of the Registrant
11.1*	Revised Code of Business Conduct and Ethics of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1	Letter from Michael T Studer CPA P.C. to the SEC (incorporated by reference to exhibit 15.1 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
15.2*	Consent of Shanghai Perfect C.P.A Partnership
15.3*	Consent of Beijing Dacheng Law Offices, LLP (Shanghai)
15.4*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*     Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mercurity Fintech Holding Inc.

	By:	/s/ Hua Zhou
Name: Hua Zhou
Title: Chief Executive Officer

Date: April 28, 2021

MERCURITY FINTECH HOLDING INC. FORMERLY KNOWN AS JMU LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc. (formerly known as JMU Limited):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mercurity Fintech Holding Inc. (formerly known as JMU Limited) (the "Company") as of December 31, 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

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

/s/ Shanghai Perfect C.P.A Partnership

Shanghai Perfect C.P.A Partnership

Shanghai, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2020

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	December 31, 2020	December 31, 2019	December 31, 2018
ASSETS:
Current assets:
Cash and cash equivalents		$174,783	$435,211	$1,191
Accounts receivable	6	1,527,641	1,648,000	-
Prepaid expenses and other current assets, net	7	102,455	7,707	-
Amounts due from related parties	16	665,916	42,857	-
Current assets of discontinued operations	5	-	-	4,617,566
Total current assets		2,470,795	2,133,775	4,618,757

Non-current assets:
Intangible assets, net	8	383,289	1,208,340	-
Goodwill	9	8,107,014	5,529,178	-
Deferred tax assets	11	-	-	-
Non-Current assets of discontinued operations	5	-	-	406,021
Total non-current assets		8,490,303	6,737,518	406,021

TOTAL ASSETS		$10,961,098	$8,871,293	$5,024,778

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $nil, $70,781 and $104,350 as of December 31, 2018, 2019 and 2020, respectively)	10	677,629	836,552	897,098
Amounts due to related parties	16	30,866	-	-
Current liabilities of discontinued operations	5		-	19,392,101
Total current liabilities		$708,495	$836,552	$20,289,199

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	December 31, 2020	December 31, 2019	December 31, 2018
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:

Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of $nil, $nil and $nil as of December 31, 2018, 2019 and 2020, respectively)		-	-	29,540
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of $nil, $nil and $nil as of December 31, 2018, 2019 and 2020, respectively		-	-	-
Non-current liabilities of discontinued operations	5	-	-	6,892,316
Total non-current liabilities		$-	$-	$6,921,856

TOTAL LIABILITIES		$708,495	$836,552	$27,211,055

Commitments and contingencies	17

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2018, 2019 and 2020, and 1,476,208,670, 2,108,869,528 and 2,978,278,329 shares issued and outstanding as of December 31, 2018 and 2019 and 2020)	12	$29,805	$21,096	$14,768
Additional paid-in capital		649,145,830	645,330,800	634,016,215
Accumulated deficits		(640,019,614)	(638,368,341)	(637,143,041)
Accumulated other comprehensive (loss)/income		1,096,582	1,051,186	(19,074,219)
Total shareholders’ (deficit)/equity		$10,252,603	$8,034,741	$(22,186,277)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$10,961,098	$8,871,293	$5,024,778

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2020	2019	2018
Revenues
Third parties	1,481,589	1,738,000
Total revenues	1,481,589	1,738,000	-

Cost of revenues	(154,266)	(257,023)	-
Gross profit	$1,327,323	$1,480,977	-

Operating expenses:
General and administrative	(2,123,784)	(1,025,145)	(1,808,776)
Impairment loss	(835,344)	-	-
Total operating expenses	$(2,959,128)	$(1,025,145)	$(1,808,776)
(Loss)/income from operations	$(1,631,805)	$455,832	$(1,808,776)

Interest income, net	8,181	279	29
Other income/(Expenses), net	(27,649)	26,859	-
(Loss)/income before provision for income taxes	$(1,651,273)	$482,970	$(1,808,747)
Income tax benefits		-	-
(Loss)/Income from continuing operations	$(1,651,273)	$482,970	$(1,808,747)

Discontinued operations:
Loss from discontinued operations	$-	$(1,708,270)	$(121,431,038)
Net loss	$(1,651,273)	$(1,225,300)	$(123,239,785)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(1,651,273)	$(1,225,300)	$(123,239,785)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2020	2019	2018
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(1,651,273)	$(1,225,300)	$(123,239,785)
Continuing operations	(1,651,273)	482,970	(1,808,747)
Discontinued operations	-	(1,708,270)	(121,431,038)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	2,675,881,652	1,723,033,130	1,476,801,177
Weighted average shares used in calculating diluted net loss per ordinary share	2,675,881,652	1,723,033,130	1,476,801,177

Net Loss per ordinary share
Basic	(0.00)	(0.00)	(0.08)
Diluted	(0.00)	(0.00)	(0.08)
Net Loss per ordinary share from continuing operation
Basic	(0.00)	0.00	(0.00)
Diluted	(0.00)	0.00	(0.00)
Net Loss per ordinary share from discontinued operation
Basic	-	(0.00)	(0.08)
Diluted	-	(0.00)	(0.08)

The accompanying notes are an integral part of these consolidated financial statements

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year ended December 31,
	Note	2020	2019	2018
Net loss		(1,651,273)	(1,225,300)	(123,239,785)
Other comprehensive (loss)/income, net of tax of $nil:
Change in cumulative foreign currency translation adjustment		45,396	(166,607)	(2,441,726)
Comprehensive loss		(1,605,877)	(1,391,907)	(125,681,511)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive loss	Total Mercurity Fintech Holding Inc. shareholders’ equity	Non controlling interests	Total shareholders’ equity
	Number of Shares	Amount
Balance as of January 1, 2020	2,108,869,528	21,096	645,330,800	-	(638,368,341)	1,051,186	8,034,741	-	8,034,741
Share options exercised (Note 12)	18,270,720	184	-	-	-	-	184	-	184
Share-based compensation (Note 14)	-	-	285,950	-	-	-	285,950	-	285,950
Issuance of shares as a consideration for acquisition	761,789,601	7,618	3,229,987	-			3,237,605		3,237,605
Issuance of shares in the private placement	90,000,000	900	299,100	-			300,000		300,000
Net loss	-	-	-	-	(1,651,273)	-	(1,651,273)	-	(1,651,273)
Other comprehensive income	-	-	-	-	-	45,396	45,396	-	45,396
Settlement of share options exercised with shares held by depository bank (Note 12)	(650,520)	7	(7)	-	-	-	-	-	-
Balance as of December 31, 2020	2,978,278,329	29,805	649,145,830	-	(640,019,614)	1,096,582	10,252,603	-	1,0252,603

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year End December 30,
	2020	2019	2018
Cash flows from operating activities:
Net income/(loss)	$(1,651,273)	$(1,225,300)	$(123,239,785)
Less: Net loss from discontinued operations	-	(1,708,270)	(121,431,038)
Net (loss)/income from continuing operations	(1,651,273)	482,970	(1,808,747)

Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Impairment loss	835,344	-	-
Gain from disposal of intangible assets	-	(8,340)	-
Stock-based compensation	286,132	-	-
Changes in operating assets and liabilities, net of effect of acquisitions	-	-	-
Accounts receivable, net of allowance including net impact of acquisition of subsidiaries and VIE	835,533	(1,648,000)	166,535
Prepaid expenses and other current assets including net impact of acquisition of subsidiaries and VIE	(717,806)	197,324	-
Accrued expenses and other current liabilities including net impact of acquisition of subsidiaries and VIE	(183,606)	79,788	570,562
Other non-current liabilities		(29,540)	(118,160)
Net cash used in continuing operations	(595,676)	(925,798)	(1,189,810)
Net cash (used in)/provided by discontinued operations	-	281,177	(3,141,380)

Net cash used in operating activities	(595,676)	(644,621)	(4,331,190)

Cash flows from investing activities:

Digital assets received as payment	(17,863)	-	-
Digital assets used to pay expenses	7,571	-	-
Proceeds from disposal of subsidiaries, VIIE and VIE's subsidiaries, Net of cash disposed	-	516,930	-
Cash acquired from acquisition of subsidiary and VIE	144	71,409	-
Net cash (used in)/provided by continuing operations	(10,148)	588,339	-
Net cash used in discontinued operations	-	-	(13,064)
Net cash (used in)/provided by investing activities	(10,148)	588,339	(13,064)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year End December 31,
	2020	2019	2018
Cash flows from financing activities:
Issuance of common stock	300,000	-	-
Total Cash Provided by financing activities	300,000	-	-

Net cash provided by continuing operations	300,000	-	-
Net cash provided by discontinued operations	-	-	1,686,123
Net cash provided by financing activities	300,000	-	1,686,123

Effect of exchange rate changes	45,396	134,820	(1,897,366)

Increase/(decrease) in cash and cash equivalents	(260,428)	78,538	(4,555,497)

Cash and cash equivalents, beginning of the year	$435,211	$356,673	4,912,170
Cash and cash equivalents, end of the year	$174,783	$435,211	356,673

Supplement disclosure of cash flow information Interest paid	$4	$210,752	$354,830

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Mercurity Fintech Holding Inc. (the “Company”), was incorporated in Cayman Islands on July 13, 2011. On December 28, 2016, the Company changed its name from Wowo Limited to JMU Limited. On April 30, 2020, the Company changed its name from JMU Limited to Mercurity Fintech Holding Inc., The Company completed its initial public offering (“IPO”) in National Association of Securities Dealers Automated Quotation (“NASDAQ”) on April 8, 2015.

Prior March 1, 2020, the Company and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries were primarily engaged in the sale of rice, flavor, bean oil, seafood, wine and some other types of generic food and beverage products through its website www.ccjoin.com though operating a business-to-business (“B2B”) online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry in the People’s Republic of China (“PRC”).

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

This disposal represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the Food Supply Chain Entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2017 and 2018 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2017 and 2018 if they were nil due to the disposal and related classification within discontinued operations mentioned above. On March 1, 2020, the Company acquired NBpay Investment Limited (“NBpay”) and its subsidiaries and a VIE (“the Acquisition”). Pursuant to a share purchase agreement, the Company purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 761,789,601 newly issued ordinary shares of the Company. On that date, NBpay, a developer of asset transaction platform products based on blockchain technologies, became a wholly owned subsidiary of the Company.

On March 1, 2020, the Company acquired NBpay Investment Limited (“NBpay”) and its subsidiaries and a VIE (“the Acquisition”). Pursuant to a share purchase agreement, the Company purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 761,789,601 newly issued ordinary shares of the Company. On that date, NBpay, a developer of asset transaction platform products based on blockchain technologies, became a wholly owned subsidiary of the Company.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

As of December 31, 2020, the Company’s major subsidiaries and VIEs (collectively, the “Group”) are as follows:

	Date of acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited (“Ucon”)	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd. (“Lianji Future” or “WFOE”)	May 21, 2019	PRC	100%
NBpay Investment Limited (NBPay Investment)	March 2, 2020	British Virgin Islands	100%
NBpay Fintech Pte Ltd (NBpay)	March 2, 2020	Singapore	100%
VIE:
Beijing Lianji Technology Co., Ltd. (“Lianji Technology” or “VIE”)	May 21, 2019	PRC	N/A
Mercurity (Beijing) Technology Co., Ltd. (“Mercurity Beijing” or “VIE”)	May 21, 2019	PRC	N/A

The VIE arrangements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in e-commerce and other restricted businesses. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting internet content and other restricted businesses. To comply with these PRC laws and regulations, the Company conducts substantially its businesses through the VIEs. To provide the Company’s control over the VIE and the rights to the expected residual returns of the VIE, Lianji Future, a wholly foreign-invested enterprise in China, or WFOE entered into a series of contractual arrangements as described below with VIE and its shareholders.

Prior to the acquisition of Mercurity Limited, Mercurity limited formed contractual arrangements through its wholly owned subsidiary Lianji Future with the VIE. As a result of the Company's acquisition of Mercurity limited, the Company through the Company’s wholly owned subsidiary, Lianji Future, has (1) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the exclusive business operation agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive services agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIEs.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

•	Agreements that Provide the Company with Effective Control over VIE

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements as follows:

	December 31,
	2020	2019
	US$	US$
Cash and cash equivalents	32,226	153,725
Prepaid expense and other current assets, Net	700,538	7,707
Total current assets	732,764	161,432

Accrued expenses and other current liabilities	104,350	70,781
Due to the related party	30,866	-
Total current liabilities	135,216	70,781
Total liabilities	135,216	70,781

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Risks in relation to the VIE structure (continued)

	For the year ended December 31
	2020	2019
Revenues	79,289	-
Net loss	(957,955)	(284,611)

	For the year ended December 31
	2020	2019
Cash provided /(used) by operating activities	(926,725)	82,608
Cash provided by investing activities	144	71,409
Cash provided by financing activities (borrowed from
affiliates)	927,995	-
Effect of exchange rate changes	(122,913)

The VIE contributed aggregate of nil of the consolidated revenues for the two years ended December 31, 2018, 2019 and $79,289 for the year ended December 31, 2020, respectively. As of December 31, 2018, 2019 and 2020, excluding intercompany balance the VIE accounted for an aggregate of nil, 1.8% and 6.69%, respectively, of the consolidated total assets, and nil, 8.5% and 19%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of cash and cash equivalents, accounts receivable, amount due from a related party, intangible assets and goodwill.

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

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its consolidated subsidiaries, and VIEs for which the Company is the primary beneficiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of the Company’s subsidiary, Mercurity Limited, is U.S. dollars. The functional currency of the Company’s HK subsidiaries, Ucon, is Hong Kong dollars (“HK dollars”). The functional currency of NBPay Investment limited is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Fintech Pte Ltd is the United States dollar (“U.S. dollars”, “US$” or “$”). The financial records of the Group’s subsidiary and VIE located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency (continued)

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

Accounts receivable, net of allowance

The company’s accounts receivable accounting policy until December 31, 2019, prior to the adoption of the new Current Expected Credit loss (“CECL” standard)

Accounts receivable are presented in the Company’s consolidated balance sheets net of allowance for doubtful accounts. On a periodic basis, the Company evaluates the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on past write-offs and collections, current credit conditions, the age of the balances and economic factors that may affect a customer’s ability to pay.

Prior to the acquisition of Unicorn, accounts receivable was all derived from the Food Supply Chain business which is classified as discontinued operations in the years ended December 31, 2018 and 2019. The provision for doubtful accounts receivable of $293,814 and reversal for doubtful accounts receivable of $43,826 were recognized for this business for the years ended December 31, 2018 and 2019.

From January 1, 2020,the company adopted the new CECL rule and recognizes its estimate of expected credit losses as an allowance to its account receivable.

The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Allowance for credit losses related to the Company’s accounts receivable was zero as of December 31, 2020. Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Group has determined to perform the annual impairment tests on December 31 of each year. Prior to the acquisition of Mercurity Limited, goodwill was attributable to the Food Supply Chain business which is classified as discontinued operation in the year ended December 31 2018. The impairment loss of $105,818,351 was recognized for this business for the year ended December 31, 2018. The goodwill as of December 31, 2020 was attributable solely to the Mercurity Limited and NBPay business and no impairment loss was recognized for the year ended December 31, 2020.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Group generates revenues primarily from a fixed-price short-term and long-term contract involving the design, development, creation, testing, installation, configuration, integration and customization of fully operational software based on blockchain technologies and from providing related services.

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

Service other than those associated with the design, development, creation, testing, installation, configuration, integration and customization of fully operational software. It may be a service performance obligation, which is distinct from performance obligation for software development. Our services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract.

The Group does not disclose the value of unsatisfied performance obligations as the Group’s revenue contract is with an original expected length of one year or less.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive gain (loss) is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments, presented net of tax.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

The Group follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and related services. The Group’s revenues are derived from British Virgin Islands and Asia pacific regions, no geographical segments are presented.

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

Financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities and goodwill based on Level 3 inputs in connection with business acquisitions.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements. The Group as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2020, the Group has US$10,958 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 17).

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We early adopted ASU 2019-12 in the fourth quarter of 2020. The impact of adoption of this standard on our consolidated financial statements, including accounting policies, processes, and systems, was not material.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. Effective January 1, 2021, we adopted this standard on a prospective basis. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements, including accounting policies, processes, and systems.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. Effective January 1, 2021, we early adopted ASU 2020-06 using the modified retrospective approach. The impact of adoption of this standard on our consolidated financial statements, including accounting policies, process, and systems, was nil.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3.	CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

There were only two customers for the year ended December 31, 2020, thus all revenue and accounts receivable were derived from these two customers.

Currency convertibility risk

From time to time, the Group’s businesses may be transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. After the strategic shift mentioned above, the Group’s business is mainly transacted in U.S. dollar resulting minor exposure to currency convertibility risk.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.7% and 1.3% in the years ended December 31, 2018 and 2019 respectively, and appreciation of approximately 6.2% in the year ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4.	BUSINESS ACQUISTION

On March 3, 2020, the Company entered into an agreement to acquire NBPay with a consideration of 761,789,601 ordinary shares of the Company (the “Acquisition”). Pursuant to the share purchase agreement, 761,789,601 shares were newly issued as the consideration and the Company used the stock price of $1.52 per ADS as of the acquisition date to determine the fair value.

The transaction was considered as a business acquisition. The Company was determined as the accounting acquirer based on the facts and circumstances of the transaction.

Accordingly, the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The purchase price for the acquisition was allocated as follows:

US$
Net tangible assets	659,769
Total	659,769

Goodwill	2,577,835

Total Consideration	3,237,604

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth resulting from the Acquisition.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2020 of the Group as if the acquisition had occurred on January 1, 2020. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the year ended December 31, 2020
US$
(unaudited)
Pro forma revenues	1,481.589
Pro forma net loss	(2,013,485)
Pro forma net income per ordinary share-basic	0.00
Pro forma net income per ordinary share-diluted	0.00

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	DISCONTINUED OPERATIONS

The disposal described in Note 1 represents a strategic shift and has a major effect on the Group’s results of operations. The Food Supply Chain Entities were accounted as discontinued operations in the consolidated financial statements for the year ended December 31, 2018. A loss of $4,521,053 was recognized on the Disposal in capital reserves.

The financial results of the Food Supply Chain Entities are set out below. The assets, liabilities, revenue and expenses have been reclassified as discontinued operations to retrospectively reflect the changes for the year ended December 31, 2018.

For the year ended December 31,
2018
US$
Carrying amounts of assets disposed

Cash and cash equivalents	355,482
Accounts receivable, net of allowance of $295,472 as of December 31, 2018	176,120
Inventories	585,760
Prepaid expenses and other current assets, net	1,121,495
Amounts due from related parties	2,378,709
Current assets of discontinued operations	4,617,566

Property and equipment, net	406,021
Non-current assets of discontinued operations	406,021
Total assets of discontinued operations	5,023,587

Carrying amounts of liabilities disposed

Short-term bank borrowings	7,272,198
Accounts and notes payable	542,732
Accrued expenses and other current liabilities	6,019,646
Advance from customers	422,816
Amounts due to related parties	5,134,709
Current liabilities of discontinued operations	19,392,101

Amount due to related parties	6,892,316
Non-current liabilities of discontinued operations	6,892,316
Total liabilities of discontinued operations	26,284,417

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	DISCONTINUED OPERATIONS (CONTINUED)

	For the years ended December 31,
	2018	2019
	US$	US$
Net revenues	36,455,296	732,551
Cost of revenues	(35,579,218)	(685,858)

Gross profit	876,078	46,693

Operating expenses	(123,465,792)	(1,268,897)

Loss from operations	(122,589,714)	(1,222,204)

Interest expense, net	(906,539)	(413,199)
Other income/(expenses), net	(33,191)	108,556

Loss before income tax	(123,529,444)	(1,526,847)
Provision for income tax	2,098,406	(181,423)

Loss from discontinuing operations attributable to owners of the Company	(121,431,038)	(1,708,270)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	DISCONTINUED OPERATIONS (CONTINUED)

As of December 31, 2018, the following balances were due from/ to the related parties:

Current assets	As of December 31,
Amount due from related parties	2018
	US$
Zhejiang Sunward Fishery Restaurant Co., Ltd.	-	(i)
Shanghai Congshao Dessert Co., Ltd.	812,352	(i)
Shanghai Xiao Nan Guo Hai Zhi Yuan Restaurant Management Co., Ltd., net of allowance for doubtful account of $676,476 at December 31, 2018.	-	(i)
Shanghai Congshao Restaurant Management Co., Ltd.	85,235	(i)
Shanghai Zhonghengkuaijian Brand Management Co., Ltd.	195,739	(i)
Shenzhen Bangrun Commercial factoring Co., Ltd.	-	(i)
Shanghai Zhongxiao Brand Management Co., Ltd.	162,356	(i)
Nanjing Xinzijin Sunward Fishery Restaurant Co., Ltd.	-	(i)
Zhejiang Zhonggangjumei Supply Chain Management Co., Ltd.	-	(i)
Nanjing Jiangdong Sunward Fishery Restaurant Co., Ltd.	6,331	(i)
Shanghai Zhongyou Information Technology Co., Ltd.	48,244	(i)
Nanjing Yongji Sunward Fishery Restaurant Co., Ltd.	35,410	(i)
Shanghai Putuo Sunward Fishery Restaurant Co., Ltd.	9,722	(i)
CCLG	30,573	(i)
Tianjin Congshao Restaurant Management Co., Ltd.	-	(i)
Ningbo Tianyi Sunward Fishery Restaurant Co., Ltd.	-	(i)
Shenzhen Congshao Restaurant Management Co., Ltd.	1,636	(i)
Wuhan Congshao Restaurant Management Co., Ltd.	1,658	(i)
Shanghai Zhongmin Investment Development Group Co., Ltd.	909,025	(ii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	80,213	(i)
Shanghai Nuopin Company Management Co., Ltd.	123
Shanghai Shipin Company Management Co., Ltd.	92
Total	2,378,709

(i)	The amounts represent the receivables due from related parties relating to the online direct sales and online platform services.

(ii)	The amount represents the payable due from related parties relating to the daily operations.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	DISCONTINUED OPERATIONS (CONTINUED)

Current liabilities	As of December 31,
Amount due to related parties	2018
	US$
Ms. Zhu	844,384	(iv)
Ms. Wang	395,832	(iv)
WM Ming Hotel Co., Ltd.	945,082	(iii)
Chung So Si Fong Dessert Limited	493,973	(iii)
Ningbo dongqian lake tourist resort Xiyue leisure tourism Co., Ltd.	-	(iii)
Shanghai MIN Zunshi Trading Co., Ltd.	3,647	(iii)
Ningbo Yinzhou Sunward Logistics Co., Ltd.	-	(iii)
Cong Shao (Macao) Star Dessert Co., Ltd	-	(iii)
Shanghai MIN Hongshi Trading Co., Ltd.	1,514,246	(iv)
Xiao Nan Guo (Group) Co., Ltd.	-	(iv)
Shanghai Xiao Nan Guo Restaurant Co., Ltd.	436,332	(iv)
Shanghai Zhongmin Investment Management Co., Ltd	407,243	(iv)
Hong Kong Sunward Fishery Restaurant Management Co., Ltd.	88,768	(iii)
Zhejiang Sunward Fishery Restaurant Co., Ltd.	5,084	(iii)
Tianjin Congshao Restaurant Management Co., Ltd.	118	(iii)
Total	5,134,709

(iii)	The amounts represent the payables due to related parties relating to online direct sales and online platform services.

(iv)	The amount represents the payable due to related parties relating to the daily operations.

Non-current liabilities	As of December 31,
Amount due to related parties	2018
	US$
Ms. Zhu	5,704,257	(v)
Shanghai Jiangbo Business Consulting Co., Ltd.	1,188,059	(vi)
Total	6,892,316

(v)	The amount represents the balance due to related parties relating to the loan borrowed from Ms. Zhu and maturity date on December 31, 2020. For the year ended December 31, 2018, interest expense incurred on loan from Ms. Zhu was $374,273.

(vi)	The amount represents the balance due to related parties relating to the loan borrowed from Shanghai Jiangbo Business Consulting Co., Ltd. and maturity date on December 31, 2020.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,	December 31,	December 31,
	2020	2019	2018
	US$	US$	US$
Accounts receivable	1,527,641	1,648,000	-
Less: allowance for doubtful accounts	-	-	-
	1,527,641	1,648,000	-

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,	December 31,
	2020	2019	2018
	US$	US$	US$
Other receivables, net of allowance for doubtful accounts of $166,535, $nil and $nil at December 31, 2018, 2019, 2020 (i)	91,266	2,566	-
Prepaid rental expenses	11,189	5,141	-
	102,455	7,707	-

(i)	A provision for loss is recognized in operating expenses when the loss on such assets is determined to be probable and amount can be reasonably estimated. The Group provided provision of $166,535, $nil and $nil for other receivables during the years ended December 31, 2018,2019 and 2020, respectively and wrote-off provision of $166,535 during the year ended December 31, 2019.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2020	2019
	US$	US$
Cryptocurrencies	1,218,633	1,208,340
Less: Accumulated impairment	(835,344)	-
Intangible assets, Net	383,289	1,208,340

The movement of intangible assets for the year ended December 31, 2019 and 2020 is as follows:

		As of December 31,
		2020	2019
		US$	US$
Balance as of January 1, 2020		1,208,340	-
Addition: received Cryptocurrencies payments	(i)	17,863	1,200,000
Purchase		-	10,402
Deduction: Payment made by Cryptocurrencies	(ii)	(6,923)	-
Deduction: disposal of Cryptocurrencies		(647)	(2,062)
Impairment	(iii)	(835,344)	-
Balance as of December 31, 2020		383,289	1,208,340

(i)	The Group received Cryptocurrencies as payments, the fair market at the date the Cryptocurrencies were received was $17,863.

(ii)	During the year ended 2020, the Group borrowed Cryptocurrencies to pay some of marketing expenses. The fair market value at the date the cryptocurrencies were used to pay the expenses was $6,923.

(iii)	At the year end, or more frequently when events or changes in circumstances indicate that it might be impaired in accordance with ASC350, “Intangibles-Goodwill and Other”, the Group is required to perform impairment tests. The group performed the digital assets impairment test on June 30,2020 and record an impairment loss of $835,344.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

9.	GOODWILL

The changes in the goodwill balance for the year ended December 31, 2020 is as follows:

As of December
31, 2020
US$
Balance as of January 1, 2020	5,529,178
Addition: acquisition of Nbpay	2,577,836
Balance as of December 31, 2020	8,107,014

No impairment loss was recognized for the year ended December 31, 2020.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,	December 31,
	2020	2019	2018
	US$	US$	US$
Accrued payroll and welfare	142,826	59,897	-
Accounts payable	16,000	-	-
Payables for professional fees	517,934	736,227	778,938
Other tax payable	869	7,697
Other	-	32,731	118,160
	677,629	836,552	897,098

11.	INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2020 on the basis that the Group’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11.	INCOME TAXES (CONTINUED)

Singapore

On March 2, 2020, the Company acquired NBpay’s subsidiary NBpay Fintech Pte Ltd. Under the Singapore tax laws, the Company’s subsidiary in Singapore is subject to Singapore profits tax rate at 17%. No provision for Singapore profits tax was made for the year ended December 31, 2020 on the basis that the taxable income of the Group’s Singapore subsidiary was less than the exempted amount.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group’s entities operating in the PRC is 25%.

No taxable income was generated for both domestic and foreign entities of the Group.

No income tax was credited to the Group.

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2019
	US$	US$
Deferred tax assets
Net operating loss carry forwards	439,629	199,827
Valuation allowance	(439,629)	(199,827)
Total deferred tax assets	-	-

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

The Group incurred net operating losses carry forwards of $ 1,757,356 from the Group’s PRC entities for the year ended December 31, 2020, which would expire on various dates through 2024 to 2025.

As of December 31, 2020, valuation allowance was $439,629 was provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11.	INCOME TAXES (CONTINUED)

Reconciliation between the income taxes benefits computed by applying the PRC tax rate to loss before income taxes and the actual credit for income taxes is as follows:

	For the years ended December 31,
	2020	2019
	US$	US$
Net income before provision for income taxes	(1,651,273)	482,970
Statutory tax rates in the PRC	25%	25%
Income tax at statutory tax rate	(412,817)	120,743
Expenses not deductible for tax purposes:
Entertainment expenses exceeded tax limit	-	18
Exempted taxable income	(1,648)	-
Effect of income tax rate difference in other jurisdiction	174,663	(191,895)
Changes in valuation allowance	239,802	71,134
Income tax benefits	-	-

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11.	INCOME TAXES (CONTINUED)

Unrecognized Tax Benefits (continued)

There were no aggregate undistributed earnings of the Company’s subsidiary and VIE located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2020.

The impact of an uncertain tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits within 12 months from December 31, 2020. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

Since the incorporation, the relevant tax authorities of the Group’s subsidiary and located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2016 to 2020 of the Group’s PRC subsidiary and VIE, remain subject to tax audits as of December 31, 2020, at the tax authority’s discretion.

12.	ORDINARY SHARES

On April 8, 2015, the Company completed its IPO on NASDAQ by offering 4,000,000 ADSs, representing 72 million ordinary shares at price of $10 per ADS. On April 27, 2015, the Company issued an additional 220,000 ADSs, representing 3.96 million ordinary shares to the underwriter for exercising the overallotment option at price of $10 per ADS. The total proceeds from issuance of ordinary shares upon IPO are $37,294,600, after deducting the IPO related cost of $3,000,000.

Upon the completion of the IPO, all of the Company’s then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu (“Mr. Xu”), one of the Company’s shareholder, amounting to $69.4 million was converted into 124,835,802 ordinary shares.

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

On September 27, 2015, the Company issued and transferred 38,363,112 ordinary shares to its depositary bank representing 2,131,284 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

12.	ORDINARY SHARES (CONTINUED)

On July 31, 2018, the Company decided to change the ADS-to-Share ratio from the ratio of one (1) ADS to eighteen (18) Shares to a new ratio of one (1) ADS to one hundred eighty (180) Shares.

On May 21, 2019, the Company issued 632,660,858 ordinary shares to Unicorn’s original shareholders for the acquisition of Unicorn.

On May 3, 2020, the Company issued 761,789,601 ordinary shares to NBpay’s original shareholders for the acquisition of NBpay.

On May 20, 2020, the Company issued 90,000,000 ordinary shares to an investor through private placement for US$300,000.

On August 13, 2020, the Company issued and transferred 36,000,000 ordinary shares to its depositary bank representing 1,000,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

As of December 31, 2018, and 2019, 37,670,266, 37,614,238 ordinary shares, respectively, out of these 38,363,112 ordinary shares had been issued to employees and former employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2018 and 2019, 692,846 and 636,818 common shares, respectively, remained for future issuance. As of December 31, 2020, 55,983,312 ordinary shares, out of these 74,363,112 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2020, 18,379,800 common shares remained for future issuance.

13.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2018, 2019 and 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

On July 27, 2015, the Board of Directors approved to grant 28,841,700 Restricted Share Units (“RSUs”) awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 50%, and 50%, respectively, on each anniversary of the grant date. The Group recognizes share-based compensation cost on the RSUs on a straight-line basis over the vesting period from the grant date.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under the 2011 Plan became vested and exercisable as of September 1, 2015. Meanwhile, the Board of Directors also approved that all vested and accelerated vested options and RSUs shall be exercised within 2 years from the acceleration date, i.e. September 1, 2017, which was subsequently extended by another 1 year approved by the Company on June 20, 2017. On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2019. On August 31, 2019, the Company approved to extend the expiration date of these Accelerated Awards by another 1 year to September 1, 2020. An amendment to an existing stock option to extend the exercise period is considered a modification of stock option. The incremental value of the stock option granted to the current employees is recorded as additional compensation cost and the fair value of the modified stock option granted to former employees is record as financial liability when it is material.

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

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2019. The Group recognizes share-based compensation cost on the RSUs ratably over the 12 months from the grant date.

On July 9, 2020, the Board of Directors also approved to grant 550,001 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Group recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On November 24, 2020, the Board of Directors also approved to grant 205,600 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Group recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2020 Share Incentive Plan

On November 24, 2020, the Board of Directors approved the Company 2020 Share Incentive Plan (‘‘2020 Plan’’). The 2020 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Group recognized compensation cost on the share options to employees under 2020 Plan on a straight-line basis over the requisite service period.

14.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under the 2011 Plan for the year ended December 31, 2020(one share of RSU, or ADR equals to 360 shares of ordinary share ):

	Outstanding RSUs
	Number of Shares	grant date fair value ( US$)
Unvested as of January 1, 2020	17,861	47.880
Grant	755,601	2.540
Vested and transfer to grantee	(50,000)	2.540
Forfeited and expected Forfeit	(8,194)	-
Unvested as of December 31, 2020	715,268	2.540

(b)	Options Granted to Employees

The following table summarizes the Company’s employee share options under 2011 Plan for the year ended December 31, 2020;

			Weight average	Weight average
	Number of Share	Weight average	grant date fair	remaining	Aggregate
Options	options	exercise price	value	contractual life	Instrinsic value

		US$	US$	US$	US$
Outstanding as of January 1, 2020	15,760,449	0.010	0.10	0.67	20,726
Grant	-	-	-	-	-
Exercised	(270,720)	0.000	-	-	-
Forfeited and expected Forfeit	(8,506,809)	-	-	-	-
Exercisable as of 12/31/2020	6,982,920	0.004	0.10	0.17	46,017

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (continued)

$nil, $nil and $286,132 ($182 common stock and $285,950 additional paid-in capital) share-based compensation charged to operating expenses of continuing operations for the years ended December 31, 2018, 2019 and 2020 under 2011 Plan. The share-based compensation of $56,705, $53,967 were credited to operating expenses of discontinued operations for the years ended December 31, 2018 and 2019 under 2011 Plan, respectively. The Company’s payroll in operating expenses for the year ended December 31, 2018 was substantially reduced in the year ended December 31, 2019, along with a substantial reduction in the Company’s head-count of employees. The July 1, 2016 grants of both the 32,028,700 share options and the 10,430,000 RSUs require participants have continuous employment to qualify for vesting of their benefits under the 2011 Plan. Accordingly, during the year ended December 31, 2019, the credit to operating expenses of discontinued operations of $53,967 is net of forfeitures related to terminated employees of $248,463 which represents prior charges for benefits that will never be received by the former employees. In addition, during the year ended December 31, 2019, the net credit of $53,967 includes a reduced charge of discontinued operations of $194,496 for the cost at benefits for remaining continuing employees (not terminated employees) still qualifying for benefits under the 2011 Plan.

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

On August 31, 2018, the Company approved to extend the expiration date of these Accelerated Awards by another one year to September 1, 2019. On August 31, 2019, the Company approved to extend the expiration date of these Accelerated Awards by another one year to September 1, 2020.

On August 31,2020, the Company approved to extend the expiration date of these Accelerated Awards to 2/28/2021. 270,720 shares of the 15,760,449 Accelerated Awards were excised in 2020 and 2,660,760 shares were excised in 2021. The remaining 12,828,969 shares were forfeited after 2/28/2021, the extended expiration date.

The aggregated intrinsic value of stock options outstanding and exercisable as of December 31, 2018, 2019 and 2020 was calculated based on the closing price of the Company’s ordinary shares, $1.4 per ADS (equivalent to $0.004 per ordinary share), $1.64 per ADS ($0.005 per ordinary share) and $3.05 per ADS ($0.008 per ordinary share) at December 31, 2018, 2019 and 2020, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2018, 2019 and 2020 was $832, $280 and $9,399 respectively.

As of December 31, 2020, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Options Granted to Employees (continued)

The fair value of the options granted/modified was estimated on the date of grant/modification with the assistance of an independent third-party appraiser, and was determined using a binomial pricing model with the following assumptions:

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

15.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the year Ended December 31,
	2020	2019	2018
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(1,651,273)	$(1,225,300)	$(123,239,785)
Continuing operations	(1,651,273)	482,970	(1,808,747)
Discontinued operations	-	(1,708,270)	(121,431,038)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	2,675,881,652	1,723,033,130	1,476,801,177
Weighted average shares used in calculating diluted net loss per ordinary share	2,675,881,652	1,723,033,130	1,476,801,177

Net Loss per ordinary share
Basic	(0.00)	(0.00)	(0.08)
Diluted	(0.00)	(0.00)	(0.08)
Net Loss per ordinary share from continuing operation
Basic	(0.00)	0.00	(0.00)
Diluted	(0.00)	0.00	(0.00)
Net Loss per ordinary share from discontinued operation
Basic	-	(0.00)	(0.08)
Diluted	-	(0.00)	(0.08)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, over 10% share holder of Mercurity

(a)	As of December 31, 2020, the following balance was due from the related party:

		As of December 31,
Net Amount due from the related party		2020
		US$
Kaiming Hu	(i)	635,049

(i)	The amounts represent the receivables of $665,916 due from Mr. Kaiming Hu related to capital contribution and $30,866 payable to Mr. Kaiming Hu for payroll tax reimbursement.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2018, 2019 and 2020 were $nil, $nil and $18,589, respectively.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Years ending December 31,	US$
2021	10,958
Total	10,958

18.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $nil, $95,831 and $290,135 for the years ended December 31, 2018, 2019 and 2020, respectively, reported as a component of operating expenses of continuing operations when incurred.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The appropriation to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries were all $nil for the years ended December 31, 2018, 2019 and 2020.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $28,213,892, $724,123 and $1,439,369 as of December 31, 2018, 2019 and 2020, respectively, including $1,614,140, $724,123 and $1,439,369 of net restricted assets recorded under VIE and VIE’s subsidiaries in the Group.

20.	SUBSEQUENT EVENTS

On April 13, 2021, the group entered into a Share Subscription and Warrant Purchase Agreement with three investors to sell 537,143,470 ordinary shares and warrants purchase up to 537,143,470 ordinary shares within one year at US$0.022340 per ordinary share for 172.9354 Bitcoin or approximately US$10,000,000. The agreement is expected to be closed by May 15, 2021.