Form 20-F
period 2021-12-31
Mercurity Fintech Holding Inc.
filed 2022-06-15
CIK 1527762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from _________to________

Commission file number 001-36896

Mercurity Fintech Holding Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 1215, Xin’nan Block No.2 Yuehai Street
Nanshan District, Shenzhen City, 518000
Guangdong Province, People’s Republic of China
(Address of principal executive offices)

Shi Qiu
Chief Executive Officer
Mercurity Fintech Holding Inc.
Room 1215, Xin’nan Block No.2 Yuehai Street
Nanshan District, Shenzhen City, 518000
Guangdong Province, People’s Republic of China
Phone: +86 1870103001
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 360 ordinary shares, par value US$0.00001 per share	MFH	The Nasdaq Capital Market

Ordinary Shares, par value US$0.00001 per share *		The Nasdaq Capital Market

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

5,143,716,027 Ordinary Shares (excluding ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share awards) as of December 31, 2021.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

●	“we,” “us,”, “company”, “our company,” or “our” refers to Mercurity Fintech Holding Inc., which was formerly known as JMU Limited and Wowo Limited, its subsidiaries and its consolidated affiliated entities;
●	“Golden Nation” refers to Golden Nation Ltd., a subsidiary of the Company;
●	“Ucon” refers to Ucon Capital (HK) Limited, a subsidiary of the Company;
●	“NBpay” refers to NBpay Investment Limited, a subsidiary of the Company;
●	“NBpay Fintech” refers to NBpay Fintech Pte Ltd., a subsidiary of the Company;
●	“ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;
●	“ADS” refers to our American depositary shares, each of which represents 360 ordinary shares;
●	“ADR” refers to American depositary receipt;
●	“VIEs” refers to (i) Mercurity (Beijing) Technology Co., Ltd, or Mercurity Beijing, and (ii) Beijing Lianji Technology Co., Ltd., or Lianji, which, together with Mercurity Beijing, are consolidated by us solely for accounting purposes as variable interest entities;
●	“Our WFOE” or “Lianji Future” refers to Beijing Lianji Future Technology Co., Ltd., our subsidiary in China that is a wholly foreign-owned enterprise and entered into contractual arrangements that give it effective control over the VIEs;
●	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Renminbi” or “RMB” refers to the legal currency of China; and
●	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.65 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2021.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;
●	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;
●	our plans to enhance customer experience, upgrade our blockchain technologies and expand our products and services;
●	our expectations regarding demand for and market acceptance of our blockchain-based services;
●	global competition in our industry; and
●	fluctuations in general economic and business conditions.

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

The following selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021, and selected consolidated balance sheet data as of December 31, 2019, 2020 and 2021, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2020 and 2021, and consolidated balance sheet data as of December 31, 2020 and 2021 are derived from our consolidated financial statements. The selected consolidated statements of operations data for the years ended December 31, 2017 and 2018, and consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our consolidated financial statements not included in this annual report, which have been restated due to the divestiture of the discontinued operations in 2019. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	For the year ended December 31,
	2017	2018	2019	2020	2021
	（Note）	（Note）	（Note）	（Note）	（Note）

	(US$ in thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenues
Technical services	—	—	1,738	1,402	6
Digital asset mining	—	—			664
Total revenues	—	—	1,738	1,402	670
Cost of revenues			(257)	(79)	703
Gross (loss)/profit	—	—	1,481	1,323	(33)
Operating expenses:
Selling and marketing	—	—	—	—	—
General and administrative	(1,440)	(1,809)	(741)	(1,157)	(10,351)
Impairment of intangible assets	—	—	—	(835)	(2,124)
Total operating expenses	(1,440)	(1,809)	(741)	(1,992)	(12,475)
(Loss)/income from operations	(1,440)	(1,809)	740	(669)	(12,508)
Interest income, net	—	—	—	8	1
Other income, net	—	—	27	(33)	121
(Loss)/income before provision for income taxes	(1,440)	(1,809)	767	(693)	(12,386)
Provision for income tax benefits	—	—	—	—	—
(Loss)/Income from continuing operations	(1,440)	(1,809)	767	(693)	(12,386)
Discontinued operations:
Loss from discontinued operations	(160,459)	(121,431)	(1,992)	(958)	(8,360)
Net loss	(161,899)	(123,240)	(1,225)	(1,651)	(20,746)
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	(161,899)	(123,240)	(1,225)	(1,651)	(20,746)

Note: Due to the divestiture of our B2B business in July 2019, the results of operations from the B2B business has been reclassified as discontinued operations and the consolidated statements of operations for the year ended December 31, 2017 and 2018 have been restated to reflect such reclassification. Due to the adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, the Company's Board of Directors decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. Accordingly, the financial information related to the two divested VIEs subject to divestment have been reclassified in the accompanying audited consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change.

	As of December 31,
	2017	2018	2019	2020	2021

	(US$ in thousands)
Selected consolidated balance sheet data:
Total current assets	12,087	4,619	2,134	2,471	1,742
Total assets	134,173	5,025	8,871	10,961	9,939
Total current liabilities	20,837	20,289	837	708	1,372
Total liabilities	30,623	27,211	837	708	1,372
Total shareholders’ equity/(deficit)	103,550	(22,186)	8,035	10,253	8,567
Total liabilities and shareholders’ equity	134,173	5,025	8,871	10,961	9,939

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
●	We may need to recognize significant impairment losses in connection with past and future acquisitions, which may have a material and adverse effect on our results of operations.
●	We currently have a limited customer base. If we were to lose any of our customers, or if the volume of business with such customers decreases, our revenues may be adversely affected.
●	The further development and acceptance of blockchain technology and digital assets, which represent a new and rapidly changing industry, have several inherent risks that may impact our ability to provide the services that we are developing and may adversely affect an investment in us.
●	The growth of the blockchain industry in general, as well as the blockchain networks, is subject to a high degree of uncertainty.
●	As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could adversely affect our financial performance.

●	Domestic and international regulatory regimes governing blockchain technologies, digital assets, distribution and utilization of digital assets are still evolving and uncertain, and any changes in its regulations or policies may have adverse consequences on the development and the value of certain digital assets.
●	Blockchain technologies are subject to unfavorable regulatory actions in one or more jurisdictions.
●	Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.
●	Former officers and directors of the Company, Wei Zhu and Minghao Li have been detained by the Police of China,and as such our reputation may be adversely affected and our marketing effectiveness may decline.
●	Our former officer and director, Wei Zhu, was in control of the Company’s cryptocurrency and had physical control over the Company’s cold wallet. Related to Wei’s detention, we suspect that the PRC police put a hold on the Company’s cold wallet. If we do not recover our misplaced cold wallet in a timely and cost-efficient manner or at all, our business operations may be adversely affected and the attention of our management may be diverted to the recovery efforts of such cold wallet.
●	If we are unable to offer products or services that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in the blockchain industry.
●	If we fail to adopt new technologies or adapt our digital asset platforms and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.
●	The successful operation of our business depends upon the performance and reliability of the internet and mobile telecommunications infrastructures in the PRC.
●	The proper functioning of our quantitative trading software is essential to our business. Any failure to maintain the satisfactory performance of our software could materially and adversely affect our business and reputation.
●	We may be unable to engage in further cryptocurrency mining activities, if we cannot attract or retain employees and/or consultants who have expertise in mining cryptocurrency.
●	We may be unable to purchase adequate computer equipment to mine cryptocurrency at a competitive level due to supply shortages.
●	If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.
●	We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.
●	We might not be able to adequately protect our intellectual property rights.
●	We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.
●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.
●	The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.
●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Risks Relating to Doing Business in China

●	Adverse changes in PRC regulation of internet businesses and companies could adversely affect our business.
●	Uncertainties concerning the PRC legal system may adversely affect us.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the prospectus based on foreign laws.
●	Regulation and censorship of information disseminated over the internet in the PRC could adversely affect our business, and we may be liable for any such information displayed on, retrieved from or linked to our website.
●	Governmental control of currency conversion may affect the value of our ADSs.
●	Fluctuations in exchange rates of the Renminbi may affect the results of our operations.
●	Our operations could be adversely affected by changes in the PRC’s political, economic and social conditions.
●	Under the PRC enterprise income tax law, we could be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences for us and our non-PRC shareholders.
●	A failure by our shareholders or beneficial owners who are PRC citizens or residents in the PRC to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.
●	A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.
●	The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.
●	Increases in labor costs in the PRC may adversely affect our business and results of operations.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within PRC.
●	In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition, and results of operations.
●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the PRC.
●	The newly enacted “Holding Foreign Companies Accountable Act” and proposed “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board (the “PCAOB”). Our audit reports included in this annual report are prepared by auditors who are not inspected by the PCAOB, and consequently you may be deprived of the benefits of such inspection.
●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from any Chinese authority to list our ordinary shares on Nasdaq. However, if we were required to obtain any type of securities listing approval from the PRC government in the future and were denied such permission, we would not be able to continue listing on Nasdaq or offering securities to investors, and therefore our share price would significantly depreciate.
●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Risks Relating to Our ADSs

●	The trading price of our ADSs could be volatile, which would result in substantial losses to investors.
●	Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.
●	If we fail to maintain Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our ADSs could be delisted.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our ordinary shares and ADSs.
●	Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.
●	You might not receive certain distributions we make on our ordinary shares or other deposited securities if the depositary decides not to make such distributions to you.
●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.
●	Your ability to protect your rights as shareholders through the U.S. federal courts could be limited because we are incorporated under Cayman Islands law.
●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in the PRC and because a majority of our directors and officers reside outside the United States.
●	The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.
●	You might not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.
●	You might be subject to limitations on the transfer of your ADSs.

●	Compliance with rules and requirements applicable to public companies could cause us to incur increased costs, which could negatively affect our results of operations.

Risks Relating to Our Business and Industry

We have a limited operating history in the evolving blockchain industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We disposed of our business of providing integrated B2B services to food service suppliers and customers in July 2019. We started to provide blockchain-based digital asset infrastructure solutions services in May 2019. The limited history of our current operations in a rapidly evolving blockchain industry, may make it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. We cannot assure you that our current digital asset infrastructure solutions business will grow as rapidly as we expect or achieve the critical mass needed for long-term success. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto-asset trading, asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services, which is still a new business model, and we face consistent challenges to innovate our business and service model to serve our customers. In addition, we commenced cryptocurrency mining operations in 2021 and plans to expand this line of business in the U.S. Given the limited history of our business model and the rapid and iterative developments in the blockchain technology sector, it may be difficult to predict if our expected business growth can be achieved in the future, and that the market might evolve in ways that are difficult to anticipate. You should consider our prospects considering risks and uncertainties that companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

●	a new and relatively unproven business model;
●	our ability to anticipate and adapt to a fast developing market and industry;
●	market acceptance of our digital asset trading products and services;
●	high expenditures associated with our technology upgrading, brand promotion and marketing activities;
●	our ability to attract customers and business partners in the blockchain and digital asset industry to generate sufficient cash flows;
●	Complexities in managing rapid expansion of personnel and operations; and
●	our ability to compete in the fast-changing marketplace.

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

We acquired Mercurity Limited (previously known as Unicorn Investment Limited), in May 2019 to establish our blockchain-based infrastructure solutions digital asset business. In March 2020, we acquired NBpay Investment Limited (“NBpay”) to further strengthen our capabilities in the blockchain-enabled payment solutions. In October 2021, we established Golden Nation Ltd. (“Golden Nation”) in the State of New York to develop the cryptocurrency mining business in the U.S. and may acquire other companies that are complementary to our business in the future.

We record goodwill when the purchase price paid in an acquisition exceeds the amount assigned to the fair value of the assets acquired and liabilities assumed, and we have intangible assets without determinable useful lives obtained from the acquisition of Mercurity Limited. We are required to test goodwill and intangible assets without determinable useful lives for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired under ASC 350, “Intangibles – Goodwill and Other.” As of December 31, 2020, the carrying amount of goodwill amounted to approximately US$8.11 million and the intangible assets amounted to approximately US$0.38 million after the annual impairment test in 2020. In 2021, there was a change in our management and business team. Our business plan was reformulated by the board and management, and we had decided to discontinue the original business of Mercurity Limited and NBPay in mainland China due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 on the production and trading of digital currencies. As a result, we recognized the impairment loss of goodwill of $8,107,014 for the year ended December 31, 2021, which is recorded as “loss/income from discontinued operations” in the consolidated income statement for the year of 2021. We have estimated the fair values of intangible assets from the acquisitions and recognized $372,995 as impairment loss for the year ended December 31, 2021. We may have to recognize significant impairment losses in connection with future acquisitions and business development, which may have a material and adverse effect on our results of operations.

We currently have a limited customer base. If we were to lose any of our customers, or if the volume of business with such customers decreases, our revenues may be adversely affected.

As of December 31, 2021, we had two customers. Due to our very limited customer base, any of the following events may cause a material decline in our revenue and have a material adverse effect on our results of operations:

●	reductions, delays or cessation of purchases from the existing customers;
●	loss of any of our existing customers and our inability to find new customers that can generate the same volume of business; and
●	Any of the existing customer’s failure to make timely payment for our services.

We cannot assure you that our relationships with these customers will continue to develop or that these customers will continue to generate material revenues for us in the future.

The further development and acceptance of blockchain technology and digital assets, which represent a new and rapidly changing industry, have several inherent risks that may impact our ability to provide the services that we are developing and may adversely affect an investment in us.

Blockchain technology and digital assets are subject to several inherent risks, including reliability risks, security risks, regulatory risks, and risks associated with human error, that may impact our ability to provide the services we are developing. For example, a blockchain-based platform’s functionality depends on the internet, and a significant internet outage could disrupt a platform’s operations until the outage is resolved; such outage may adversely affect the value of the digital assets traded on a platform. In addition, a hacking or service attack on a platform may cause temporary delays in block creation on the blockchain and in the transfer of digital assets recorded on the chain. Any disruptions, attacks or other security breaches, or the perception that our blockchain technology is unreliable for any reason, may have a material adverse effect on the value of the digital assets, investment in the digital assets and the operations and success of our business operations and financial results.

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

We and our customers may be subject to the risks encountered by the digital asset exchanges we partner with, including malicious hacking, sale of a digital asset exchange, loss of the digital assets by the exchange, and other risks. Many digital asset exchanges do not provide insurance and may lack the resources to protect against hacking and theft. If a material amount of our digital assets or the digital assets of our customers are held by exchanges, we and our customers may be materially and adversely affected if an exchange suffers a cyberattack or incurs financial problems.

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

The growth of the blockchain industry in general, as well as the blockchain networks, is subject to a high degree of uncertainty.

The factors affecting the further development of the blockchain and digital asset industry include uncertainties regarding:

●	worldwide growth in the adoption and use of digital assets, and other blockchain technologies;
●	government and quasi-government regulations of digital assets and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
●	the maintenance and development of the open-source software protocol of the blockchain networks;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using traditional currencies or existing networks;
●	general economic conditions and the regulatory environment relating to digital assets; and
●	the popularity or acceptance of blockchain-enabled transaction services.

Blockchain networks are based on software protocols that govern peer-to-peer interactions between computers connected to these networks. The suitability of the networks for our business, depends upon a variety of factors, including, but not limited to:

●	the effectiveness of the informal groups of developers contributing to the protocols that underlie the networks;
●	the effectiveness of the network validators (sometimes called “miners”) and the network’s consensus mechanisms to effectively secure the networks against confirmation of invalid transactions;
●	disputes among the developers or validators of the networks;
●	changes in the consensus or validation schemes that underlie the networks, including, without limitation, shifts between so-called “proof of work” and “proof of stake” schemes;
●	the failure of cybersecurity controls or security breaches of the networks;
●	the existence of other competing and operational versions of the networks, including, without limitation, so-called “forked” networks;
●	the existence of undiscovered technical flaws in the networks;
●	the development of new or existing hardware, software tools, or mechanisms that could negatively impact the functionality of the systems;
●	the price of blockchain-based digital assets associated with the networks;

●	intellectual property rights-based claims or other claims against the networks’ participants; and
●	the maturity of the computer software programming languages used in connection with the networks.

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

We actively explore acquisition prospects that would complement our existing services, augment our market coverage and distribution ability, or enhance our capabilities. As a result, we may seek to acquire certain companies, products, or technologies, or we may reduce or dispose of certain product lines or technologies that no longer fit our business strategies. For regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies, resulting in significant financial costs, reduced or lost opportunities, and diversion of management’s attention. Managing an acquired business, disposing of product technologies, or reducing personnel entails numerous operational and financial risks, including, among other things:

●	difficulties in assimilating acquired operations and new personnel or separating existing business or product groups;
●	diversion of management’s attention away from other business concerns;
●	amortization of acquired intangible assets;
●	adverse customer reaction to our decision to cease support for a product; and
●	potential loss of key employees or customers of acquired or disposed operations.

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

Domestic and international regulatory regimes governing blockchain technologies, digital assets, distribution and utilization of digital assets are still evolving and uncertain, and any changes in its regulations or policies may have adverse consequences on the development and the value of certain digital assets.

Blockchain and distributed ledger platforms are recent technological innovations, and the regulatory schemes to which digital assets may be subject have not been fully explored or developed. Regulation of digital assets varies from country to country as well as within countries. In some cases, existing laws have been interpreted to apply to blockchain-based technologies and digital assets, and in other cases, jurisdictions have adopted laws, regulations or directives that specifically affect digital assets, and some jurisdictions have not taken any regulatory stance on digital assets and or have explicitly declined to apply regulation. Accordingly, there is no clear regulatory framework applicable to blockchain platforms or digital asset products, and laws that do apply at times may overlap or change. Regulations in these areas are likely to rapidly evolve as government agencies take regulatory actions to monitor companies and their activities with respect to these areas.

In September 2021, ten PRC governmental authorities, including the People’s Bank of China (“PBOC”), jointly issued the “Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation” to clarify that cryptocurrency is not a legal tender in the PRC. Additionally, in September 2021, eleven governmental authorities, including the National Development and Reform Commission and the People’s Bank of China jointly issued the “Notice of Rectifying Virtual Currency Mining Activities” to strictly prohibit the virtual currency mining activities in the PRC. As of the date of this annual report, all cryptocurrency transactions in the PRC are considered illegal, including offshore exchanges to provide services to Chinese citizens. In response to such rapid and adverse regulatory changes in the PRC, we had to remodel our business plans and shift the business focus outside of the PRC.

Blockchain technologies are subject to unfavorable regulatory actions in one or more jurisdictions.

Blockchain technologies and digital assets have been the subject of scrutiny by various regulatory bodies around the world, including the PRC. We could be impacted by one or more regulatory inquiries or actions, including but not limited to restrictions on the use of blockchain technology, trading of digital assets, and use of cryptocurrencies, which could impede or limit the development of our anticipated blockchain-based digital asset infrastructure solutions and adversely affect the results of our operations. If the regulatory authorities in the U.S. or Singapore impose stringent regulations on the blockchain-based activities, our current lines of business will likely be materially and adversely affected and our financial results will likely decline.

Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Mercurity brand is critical to our business and competitiveness in the digital asset industry. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	enhance the quality and safety of our blockchain-based digital asset infrastructure solutions for our customers;
●	maintain or improve customers’ satisfaction with our trading platform products and related services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on our platform products, internet security, data privacy, price, or other issues affecting us or the blockchain technology sector.

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

Former officers and directors of the Company, Wei Zhu and Minghao Li, have been detained by the Police of China, and as such our reputation may be adversely affected and our marketing effectiveness may decline.

It came to the Company’s attention that both former officers and directors of the Company, Wei Zhu and Minghao Li, have been detained by the Police of PRC since February 2022 in connection with potential charges unrelated to their positions or activities as officers and directors of the Company. As a result, the Company, current directors and officers of the Company have been unable to get in touch with either former director directly and have experienced certain level of difficulty in maintaining the existing customers and transitioning the business operations. Therefore, our reputation may suffer due to the detentions of the former officers and directors and we may face a decline in our results of operations and our ability to market and sell our products and services.

Our former officer and director, Wei Zhu, was in control of the Company’s cryptocurrency and had physical control over the Company’s cold wallet. Related to Wei’s detention, we suspect that the PRC police put a hold on the Company’s cold wallet. If we do not recover our misplaced cold wallet in a timely and cost-efficient manner or at all, our business operations may be adversely affected and the attention of our management may be diverted to the recovery efforts of such cold wallet.

It come to our attention that former officers and directors of the Company, Wei Zhu and Minghao Li were detained by the Police of PRC around February 2022 (the “Police Matters”). Prior to the Police Matters, the Company stored approximately 105.2385 Bitcoins (“BTCs”) and 5,000,000 USD Coins (“USDCs”) at the online addresses which were maintained in the hardware cold wallet formerly kept by Mr. Wei Zhu, the Company’s then co-CEO and acting CFO. Mr. Wei Zhu was responsible for safeguarding the hardware cold wallet for the Company while the Company has put in place the cryptocurrency management and control procedures pursuant to which any transfer of the Company’s cryptocurrency requires the approval of the Company’s audit committee.

We suspect that in connection with the Police Matters, the PRC police put a hold on the Company’s cold wallet. We have engaged Deheng Law Firm as our PRC counsel attempting to recover such cold wallet and the cryptocurrency therein. If we do not recover our misplaced cold wallet in a timely and cost-efficient manner or at all, our business operations may be adversely affected and the attention of our management may be diverted to the recovery efforts of such cold wallet.

If we are unable to offer products or services that attract new customers and generate new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

The blockchain and digital asset industry is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, our ability to maintain current customers and attract new customers will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace in which blockchain technologies have been and will continue to be developed, we may not be able to  upgrade our technologies in a timely efficient and cost-effective manner, or at all.

We also need to invest significant resources in selling and marketing efforts. We take targeted business development approaches to reach out to our potential customers and provide them with our company profile through various means, such as emails and social network media. We also attend offline marketing activities to promote our presence and brand recognition in the blockchain and digital asset industry. To continue to reach potential customers and grow our current business, we must identify and devote more of our marketing expenditures to new and evolving marketing channels, which may include mobile and virtual channels. The opportunities in and sophistication of newer marketing channels generally are relatively undeveloped and unproven, making it difficult to assess returns on investment associated with such channels, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the industry. Any failure to do so could have a material adverse effect on our business, reputation, results of operations and financial condition.

We face intense competition in the blockchain industry.

As we transition to the blockchain technology services and cryptocurrency mining business, we will continue to face intense competition globally. New blockchain-based technologies are constantly evolving, and our competitors may introduce new crypto asset trading platforms and solutions that are superior to ours. In addition, our competitors may be able to adapt more quickly to new technologies or may be able to devote greater resources to the development, marketing and sale of their products than we can. We may never establish and maintain a competitive position in the hybrid financing and logistics management businesses.

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

To remain competitive, we must be able to develop new products or enhance the capabilities related to blockchain technology that we are developing to keep pace with our industry’s rapidly changing technology and customer requirements. However, the industry for blockchain technology has been characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. Our business prospects depend on our ability to develop new products and applications for our technology in new markets that develop resulting from technological and scientific advances, while improving performance and cost-effectiveness. New technologies, techniques or products could emerge that might offer better combinations of price and performance than the blockchain technology solutions that are being developed by us. We must anticipate changes in technology and market demand. If we do not successfully innovate and introduce new technology into our anticipated technology solutions or effectively manage the transitions of our technology to new product and service offerings, our business, financial condition and results of operations could be adversely affected.

The successful operation of our business depends upon the performance and reliability of the internet and mobile telecommunications infrastructures in the PRC.

Our business depends on the performance and reliability of the internet and mobile telecommunications infrastructures in the PRC, Singapore, and the United States. In particular to telecommunication infrastructures in China, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. In addition, the national networks in the PRC are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside of the PRC. We might not have access to alternative networks in the event of disruptions, failures or other problems with the PRC’s internet infrastructure. In addition, the internet infrastructure in the PRC might not support the demands associated with continued growth in internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our online platforms. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, or if the telecommunication network in the PRC is disrupted or fails, our gross margins could be adversely affected. Technical limitations on internet use could also be constituted or implemented. For example, restrictions could be implemented on personal internet use in the workplace in general or access to our website in particular. This could lead to a reduction of customers’ activities or a loss of customers altogether, which in turn could have an adverse effect on our financial position and results of operations. In addition, if internet access fees or other charges to internet users increase, our user traffic might decrease, which in turn could significantly decrease our revenues.

The proper functioning of our quantitative trading software is essential to our business. Any failure to maintain the satisfactory performance of our software could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of the cryptocurrency quantitative trading software designed and developed by us are critical to our ability to attract and retain customers and provide quality customer service. Any system interruptions caused by telecommunication failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platforms or reduced transaction processing performance could reduce the attractiveness of product and service offerings. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We cannot assure that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our quantitative trading software to meet the evolving demand of our customers, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these technology upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future software does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may be unable to engage in further cryptocurrency mining activities, if we cannot attract or retain employees and/or consultants who have expertise in mining cryptocurrency.

If we cannot attract or retain skilled employees and/or consultants in the cryptocurrency mining business, our mining business may suffer. Because mining cryptocurrency requires expertise, our business may be materially and adversely affected if our current employees and consultants who have expertise in the business leave or if we cannot continue to attract employees and consultants with expertise in the field of mining cryptocurrency.

We may be unable to purchase adequate computer equipment to mine cryptocurrency at a competitive level due to supply shortages.

Mining cryptocurrency requires running high-end computers which process complex algorithms to add to the blockchain. Because mining cryptocurrency requires large amounts of computer processing power, there is a worldwide shortage of computer components that can mine cryptocurrency efficiently. There is a worldwide shortage of high-end graphics cards which can be enabled to function as computer processors for mining cryptocurrency. Further, other types of computer components, which can be used for mining, are in short supply. As more individuals enter the mining business the demand for components rises. Additionally, as more miners engage in mining the ability to successfully mine cryptocurrency requires more powerful components. If we are unable to obtain adequate components to mine cryptocurrency we will be unable to engage in mining. As such, we may be unable to acquire the components we need to successfully mine cryptocurrency which could adversely impact the price of our ADSs.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

Historically, we have incurred a considerable number of expenses on a variety of different marketing and brand promotion efforts to enhance our brand recognition and increase sales of our services and products for our previous B2B business. We have a limited operating history of our current business and may need to make significant investments in sales and marketing to promote our brand recognition. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. The marketing of blockchain-based solutions services to customers is evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches cost-effectively could reduce our market share, cause our revenues to decline and negatively impact our profitability.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In early May 2022, the Company restructured its executive team after the absence and later resignation of Wei Zhu, the Company’s former co-chief executive officer and acting chief financial officer. Currently, we rely on the expertise and experience of Mr. Shi Qiu, our chief executive officer, Mr. Cheng Hock Phuah, our chief financial officer, and our other executive officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members. Our senior management has not entered into employment agreements and confidentiality and non-competition agreements with us. If any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in the PRC or we may be unable to enforce them at all.

We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.

We currently do not have any product liability insurance or business interruption insurance. As we continue to expand our business, we could be increasingly exposed to various liability claims related to our products and services. Any liability claims, business disruption, or natural disaster could result in substantial costs and the diversion of resources, which would have an adverse effect on our business and results of operations.

We might not be able to adequately protect our intellectual property rights.

We believe our domain name, technology know-how and other intellectual properties are important to our business and our future prospects. We have been investing resources to develop our own intellectual properties and we take prudent steps to protect our intellectual properties and know-how. But we cannot assure you such steps would be sufficient to prevent the infringement of our intellectual properties. If we fail to adequately protect our intellectual property rights, including our rights in know-how or our trademark, it could have an adverse effect on our operations.

The validity, enforceability and scope of protection available under intellectual property laws with concerning the internet industry in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in the PRC might not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend our intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management’s attention.

Companies in the internet and technology industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition and other violations of third parties’ rights. From time to time, we could face allegations of trademark, copyright, patent and other intellectual property rights infringement by third parties. Such allegations of intellectual property rights infringements could come from our competitors and there could also be allegations that we are involved in unfair trade practices.

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.

We may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technologies, products and services. We may enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in developing our platform products in the future. As with any business relationship, we may face disputes and lawsuits related to those intellectual property licensing agreements. As our operations grow, the likelihood of us becoming involved in intellectual property related lawsuits and disputes to protect or defend our intellectual property rights and the use of third-party intellectual property rights may increase.

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

We are subject to rules and regulations by various governing bodies, including, among others, the U.S. Securities and Exchange Commission (the “SEC”), which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the PRC and the Cayman Islands, and subject to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2021 was effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

Since December 2019, the severity of the outbreak of COVID-19 resulted in travel restrictions, quarantine and social distancing measures imposed by the local governments across the globe and materially affected general commercial activities globally. The COVID-19 outbreak made it difficult to perform our daily business operations, including marketing activities to promote our products and services to potential customers. In early 2022, the employees at our Shenzhen office were required by the local government to work from home intermittently for approximately six to eight weeks due to the regulatory restrictions to prevent the spread of COVID-19. In addition, the operations of our business partners and service providers in the PRC, such as Shanghai and Beijing, have been constrained by the COVID-19 related regulations from time to time since 2019. The COVID-19 related governmental actions and restrictions have given rise to sudden significant changes in regional and global economic conditions that interfered with sales and purchases of our products or services and our regular operations. We are currently unable to predict the duration and severity of the spread of the COVID-19, and responses thereto, and the impact on our business, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.

Any similar future outbreak of a contagious disease, other adverse public health developments in the PRC and around the world, or the measures taken by the governments of the PRC or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service center, and may even require a temporary closure of our facilities. Earthquakes or other similar disasters affecting cities where we have major operations in PRC, Singapore and the U.S. could materially and adversely affect our operations due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by health epidemics or other natural disasters.

Risks Relating to Doing Business in the PRC

Adverse changes in PRC regulation of internet businesses and companies could adversely affect our business.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements on companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to violate applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

●	new laws and regulations could be promulgated that will regulate internet activities. If these new laws and regulations are promulgated, additional licenses could be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and

●	we operate in the blockchain and digital asset industry that is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new technologies and new industry standards and practices, which could result in new laws and regulations. Currently, the laws and regulations relating to blockchain technologies are not established and detailed enough in China and other jurisdictions. As a result, we are subject to legal and regulatory uncertainties.

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

Uncertainties concerning the PRC legal system may adversely affect us.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. A substantial portion of our assets is located in the PRC. In addition, many of our senior executive officers and directors reside within the PRC for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside the PRC. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

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

Regulation and censorship of information disseminated over the internet in the PRC could adversely affect our business, and we could be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to violate PRC laws and regulations. If any of our internet content was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could adversely affect our business, financial condition and results of operations. We could also be subject to potential liability for any unlawful actions of users of our website or for the content we distribute that is deemed inappropriate. It could be difficult to determine the type of content that could result in liability to us, and if we are found to be liable, we could be prevented from operating our website in China.

Governmental control of currency conversion could affect the value of our ADSs.

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

Fluctuations in exchange rates of the Renminbi may affect the results of our operations.

Substantially all of our revenues and expenses are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As we rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi could adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars to make payment for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and consolidated affiliated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which might not reflect any underlying change in our business, financial condition or results of operations.

Our operations could be adversely affected by changes in the PRC’s political, economic and social conditions.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects could be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole. In addition, the increased global focus on social, ethical and environmental issues may lead to the PRC’s adoption of more stringent standards in these areas, which may adversely impact the operations of PRC-based companies including us.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures might benefit the overall Chinese economy but could have a negative effect on us. For example, our financial condition and results of operations could be adversely affected by government control over capital investments or changes in tax regulations. In the past the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures could cause decreased economic activity in the PRC, which could adversely affect our business and operating results. Any significant increase in the PRC’s inflation rate could increase our costs and have an adverse effect on our operating margins. In addition, any sudden changes to the PRC’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

Under the PRC enterprise income tax law, we could be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences for us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, or the Enterprise Income Tax Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to PRC enterprise income tax at the rate of 25% on its global income. The Enterprise Income Tax Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The only detailed guidance currently available regarding the definition of “de facto management body” as well as the determination of the tax residence of offshore incorporated enterprises whose primary controlling shareholder is a PRC company or a PRC corporate group, and such enterprises’ tax administrations are set forth in two notices, the Notice On Issues Relating to Determination of Chinese-Controlled Offshore Enterprise as PRC Resident Enterprises by applying the “De Facto Management Body,” or Circular 82, and the Administrative Measures of Enterprise Income of Chinese Controlled Offshore Incorporated Resident Enterprise (Trial), or Circular 45, issued by the PRC State Administration of Taxation, or the Circulars. The Circulars provide that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group would be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (i) the enterprise’s day-to-day operations management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in the PRC, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. If all of these criteria are met, the relevant offshore enterprise controlled by PRC enterprises or PRC enterprise groups would be deemed to have its “de facto management body” in the PRC and therefore be deemed a PRC resident enterprise. The Circulars clarified in the areas of resident status determination, post-determination administration, as well as the exercise of competent tax authorities’ procedures. The Circulars also specify that when provided with a copy of the PRC tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, a payer of PRC-sourced dividends, interest, royalties, etc. should not withhold 10% income tax on such payments to such Chinese controlled offshore incorporated enterprise. Although the Circulars apply only to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals such as us, the determination criteria and administration clarification made in the Circulars reflect the PRC State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented. There is no assurance that the PRC State Administration of Taxation will not apply the same or similar criteria as stated in the Circulars to determine whether the “de facto management body” of an offshore incorporated enterprise controlled by PRC individuals (like us) is located within the PRC in the future. If the PRC authorities were to determine that we should be treated as a PRC resident enterprise for the purpose of PRC enterprise income tax, a 25% enterprise income tax on our global income could significantly increase our tax burden and adversely affect our financial condition and results of operations.

According to the Enterprise Income Tax Law and the Enterprise Income Tax Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced withholding arrangement. We are a Cayman Islands holding company and substantially all of our income comes from dividends from our PRC subsidiary through our Hong Kong holding company. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

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

A failure by our shareholders or beneficial owners who are PRC citizens or residents in the PRC to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

The State Administration of Foreign Exchange, or SAFE, issued the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular 37, that was promulgated and become effective on July 14, 2014. It requires a PRC natural person or a PRC company, or a PRC Resident, to file a “Registration Form of Overseas Investments Contributed by PRC Resident” and register with the local SAFE branch before it contributes assets or equity interests in an overseas special purpose vehicle, or SPV, that is directly established and controlled by PRC Resident to conduct investment or financing. Following the initial registration, the PRC resident is also required to register with the local SAFE branch timely for any major change in respect of SPV, including, among other things, any major change of SPV’s PRC Resident shareholder, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Failure to comply with the registration procedures of Circular 37 could result in the penalties including the imposition of restrictions on the ability of SPV’s PRC subsidiaries to dividends to its overseas parent company.

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2021, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If the PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by the PRC government.

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

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations concerning future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to assist in the investigation of PRC tax authorities with respect thereto. We acquired Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015 and divested our B2C business in September 2015, and we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and the results of operations.

The economy of China has been experiencing increases in inflation and labor costs in recent years. As a result, the average wages in the PRC are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments could be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we should make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations could be adversely affected. We expect that our labor costs, including wages and employee benefits, would continue to increase. Unless we can pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations could be adversely affected.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the PRC.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC. For example, in the PRC, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside the PRC. Although the authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 are yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you may face in protecting your interests.

In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition, and results of operations.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, provide that personal information and important data collected and generated by a critical information infrastructure operator (the “CIIO”) in the course of its operations in the PRC must be stored in the PRC, and the Cybersecurity Review Measures which became effective on February 15, 2022, provided that if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. The Measures of Cybersecurity Review also requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of the PRC, if they plan to conduct securities listings on foreign exchanges. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like ours.

However, it remains uncertain as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a CIIO. We may experience disruptions to our operations should we be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to our trading, negative impacts on our share trading prices, and diversion of our managerial and financial resources.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the PRC.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within the PRC, or (ii) the total turnover within the PRC of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses in China, Singapore, and the United States. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions in China could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

The newly enacted “Holding Foreign Companies Accountable Act” and proposed “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board (the “PCAOB”). Our audit reports included in this annual report are prepared by auditors who are not inspected by the PCAOB, and consequently you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear whether the SEC and PCAOB will take any further actions to address the issue.

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

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor Shanghai Perfect C.P.A Partnership (“Shanghai Perfect”).

If we continue having Shanghai Perfect to audit our consolidated financial statements, the SEC may list us on its provisional list and eventually recommend the Nasdaq Stock Market to delist our ADSs. There can be no assurance that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. There can be no assurance that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and there can be no assurance that we will be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from any Chinese authority to list our ordinary shares on Nasdaq. However, if we were required to obtain any type of securities listing approval from the PRC government in the future and were denied such permission, we would not be able to continue listing on Nasdaq or offering securities to investors, and therefore our share price would significantly depreciate.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, insurance commissions, property and other matters. The central or local governments of these jurisdictions may impose new and restrictive regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China, and result in a material change in our operations and/or the value of our ordinary shares.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s application be removed from all the smartphone application stores in China.

Given the example of Didi Global Inc. and recent statements of by the Chinese government indicating an intent to exert more oversight and control overseas offerings and foreign investments in Chinese companies, our insurance agency business may be subject to various government and regulatory interference once our ordinary shares are listed on Nasdaq and such regulatory actions could significantly limit or completely hinder our ability to offer or continue to offer securities to non-Chinese investors and directly cause the value and trading prices of our ordinary shares to significantly decline or become worthless.

Although we are currently not required to obtain any permission from any PRC government to list our ADSs on Nasdaq, it will remain uncertain when and whether we will be required to obtain any permission from the PRC government to list our shares on Nasdaq in the future, and even when we obtain such permission in accordance with the new rules and regulations, it will be unclear whether such permission will be rescinded or revoked at some point in time.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare payment obligations, and contribute to the plans in such amounts in relation to their employees’ salaries, as specified by the local government where the business operations are. Such requirement to contribute to employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Historically, we did not complete the relevant employee benefit plan registrations for some of our employees in China, and the social insurance and housing fund contributions we paid for certain of our employees may be found inadequate under PRC law. As of the date of this prospectus, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for our historical shortfall in social insurance and housing fund contribution. However, we cannot assure you that local authorities will not impose penalties or other administrative actions on us for our historical noncompliance. If local authorities determine that we failed to make adequate contributions to any employee benefits as required by relevant PRC regulations in the future, we may be subject to penalties and fines and/or catch-up contributions to certain employee benefit plans. A large lump sum payment obligation due to certain labor law violations will likely negatively affect our financial condition and results of operations.

Risks Relating to Our ADSs

The trading price of our ADSs could be volatile, which would result in substantial losses to investors.

The trading price of our ADSs could be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets could from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies, as they did for example in late 2008 and early 2009. These market fluctuations could also adversely affect the market price of our ordinary shares.

The performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States could affect the volatility in the price of and trading volumes for our ADSs. In recent years, several PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings could affect the overall investor sentiment towards PRC companies listed in the United States and consequently could affect the trading performance of our ADSs. These broad market and industry factors could significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors could result in large and sudden changes in the trading volume and price for our ADSs.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of May 27, 2022, we had 5,143,716,027 ordinary shares issued and outstanding (excluding ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards). If part or all of these shares are sold in the public market or if any other existing shareholders sell a substantial amount of their shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to maintain Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our ADSs could face the risk of being delisted.

According to the Nasdaq listing standards, if the market value of publicly held shares falls below US$1 million for 30 consecutive business days, such company’s securities may be subject to delisting from Nasdaq Capital Market, unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. Prior to the transfer of the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market in January 2020, we received letters from Nasdaq advising us that the market value of our publicly held shares no longer met the continued listing requirement of the Nasdaq Global Market. We cannot assure you that we will not fail to meet the continued listing requirement of the Nasdaq Capital Market in the future. If we are not in compliance with such requirement and fail to regain compliance, we may delist our ADSs.

Furthermore, according to the Nasdaq listing standards, if the trading price of a listed company’s listed securities falls below US$1.00 per share for a period of 10 consecutive business days, such company’s securities may be subject to delisting unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. On January 4, 2019 and March 2, 2020, respectively, we received two letters from Nasdaq advising us that our ADS had been trading at a price that would subject our ADSs to delisting if we fail to regain compliance with the Nasdaq minimum bid price requirements. We were granted a grace period of 180 calendar days, expiring on August 31, 2020, to regain compliance. We have regained compliance since June 5, 2020 as the closing bid price of our ADSs was at least US$1.00 for a minimum of ten consecutive business days during this 180-day period.

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

We have regained compliance with the minimum bid requirement as of the date of this annual report. However, we cannot assure that we will meet the requirements for continued listing.

On May 13, 2022 the Company received a deficiency notice from Nasdaq that stated the Company no longer complies with Nasdaq's Listing Rule 5250(c)(1) due to its failure to file Form 20-F for the period ended December 31, 2021 (the "Filing"). Nasdaq informed the Company that it has a period of 14 days until May 27, 2022 to submit a plan (the "Plan") to Nasdaq detailing how the Company plans to regain compliance with Nasdaq's continued listing requirements. As a result, if Nasdaq does not accept the Company's Plan, the Company may be subject to delisting.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we plan to follow the home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman

Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We have informed Nasdaq that we will follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3).

●	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.
●	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).
●	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.
●	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.
●	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.
●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.
●	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 331/3% of the outstanding shares of the company’s common voting stock.
●	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.
●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.
●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.
●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.
●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:
o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

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

There is uncertainty concerning Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination on judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction;
●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
●	is final and conclusive;
●	is not in respect of taxes, a fine or a penalty; and
●	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in the PRC and because a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations exclusively in the PRC. All of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the PRC in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

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

Holders of our ADSs will only be able to exercise their voting rights concerning the underlying ordinary shares under the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel your ADSs and withdraw the underlying ordinary shares and follow the requisite steps to be recognized as a holder of ordinary shares entitled to vote such shares. Under our fourth amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you might not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the underlying ordinary shares represented by your ADs to allow you to cast your vote directly with respect to any specific matter at the meeting. In addition, the depositary might not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares representing your ADSs. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you might not be able to exercise your right to vote and you could lack recourse if your ordinary shares are not voted as you requested.

Except as described in this annual report and the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the ordinary shares represented by the ADSs. You might not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary must, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares. Furthermore, as a party to the deposit agreement, you waive your right to trial by jury in any legal proceedings arising out of the deposit agreement or the ADRs against us and/or the depositary.

You might not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed according to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs, if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you might not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions could have an adverse effect on the value of your ADSs.

You might be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary could close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary could close its books from time to time for several reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary could also close its books in emergencies, and on weekends and public holidays. The depositary could refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

Compliance with rules and requirements applicable to public companies could cause us to incur increased costs, which could negatively affect our results of operations.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We ceased to be an “emerging growth company” on December 31, 2020, and are no longer eligible for reduced disclosure requirements and exemptions applicable to emerging growth companies. We expect that our loss of emerging growth company status will require additional attention from management and will result in increased costs to us, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. We have also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq Capital Market, has requirements in corporate governance practices of public companies. We expect these rules and regulations to continue to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements could be especially difficult and costly for us because we might have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel could command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we might need to rely more on outside legal, accounting and financial experts, which could be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments to these rules, and we cannot predict or estimate the amount of additional costs we might incur or the timing of such costs.

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

Our principal executive offices are located at Room 1215, Xin'nan Block No.2, Yuehai Street, Nanshan District, Shenzhen City, 518000, Guangdong Province, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our investor relationship website https://mercurityfintech.com/. The information on our website should not be deemed a part of this annual report.

On October 17, 2021, we incorporated Golden Nation Ltd. in the State of New York, which plans to develop the cryptocurrency mining business in 2022.

On October 22, 2021, we, through our wholly-owned subsidiary Ucon, entered into a cloud computing power purchase and sales agreement (the “Computing Power Purchase Agreement”) with Carpenter Creek LLC (“Bitdeer”), pursuant to which we have purchased and continue purchasing cloud computing power from Bitdeer with the bitcoin mining machines located in Tennessee in accordance with the specific cloud hashrate purchase orders. Based on the Computing Power Purchase Agreement, we will pay for the electricity costs and computing power costs incurred for mining bitcoins pursuant to our orders.

On January 15, 2022, the Company disposed both of the VIEs, both of which were under the control by Lianji Future, a wholly foreign owned subsidiary of the Company.

Over the course of 2021 and 2022, the Board of the Company has been reorganized. On April 13, 2022, Mr. Minghao Li, a former member of the Board, and Mr. Wei Zhu, a former member and co-chairperson of the Board, acting chief financial officer, and co-chief executive officer, resigned from all of their positions in the Company for personal reasons. It has come to our attention that both Mr. Minghao Li and Mr. Wei Zhu have been detained and are currently under criminal investigation by the police in the People’s Republic of China for potential charges unrelated to their positions or activities as officers and directors of the Company.

Prior to the Police Matters, the Company stored approximately 105.2385 Bitcoins (“BTCs”) and 5,000,000 USD Coins (“USDCs”) at the online addresses which were maintained in the hardware cold wallet formerly kept by Mr. Wei Zhu, the Company’s then co-CEO and acting CFO. Mr. Wei Zhu was responsible for safeguarding the hardware cold wallet for the Company while the Company has put in place the cryptocurrency management and control procedures pursuant to which any transfer of the Company’s cryptocurrency requires the approval of the Company’s audit committee.

We suspect that in connection with the Police Matters, the PRC police put a hold on the Company’s cold wallet. We have engaged Deheng Law Firm or Deheng as our PRC counsel attempting to recover such cold wallet and the cryptocurrency therein. Deheng is in the process of negotiating with Yancheng Public Security Bureau, Jiangsu Province, China on behalf of the Company to recover the cold wallet as of the date of this annual report. While the recovery of the cold wallet is important, the Company regards the event as a legacy event that should not impede the Company from executing its ongoing plans. The current management and board shares the opinion that the business model of the Company remains viable while facing the risks and challenges outlined in this annual report. To this, the Company has secured critical financial support to aid the transition process of the Company’s operations from China to the USA. During this phase, the Company has streamlined its operations in China while concurrently carrying out a reconstitution of its operational and management resources in the USA and Singapore. The Company is also planning to conduct intensive business development efforts going forward as we reset and rebuild the foundations for growth outside China.

On April 7, 2022, the Board of the Company appointed Mr. Xuehui He and Mr. Yunhui Jin as independent directors of the Board, and Mr. Wenjie Han, and Mr. Junjie (Keith) Tan as directors of the Board.

On April 13, 2022, Samuel Shen, Tony C. Luh, and Paul L. Gillis, each an independent director of the Company, resigned from the Board for the reasons discussed below. The directors resigned from the Board because each director did not agree with certain other members of the Board regarding their requests for an internal inquiry and confirmation of certain events in regards to the detentions of Wei Zhu and Minghao Li.

On May 6, 2022, the Board of the Company received and accepted the resignations of Laibin Ding, Wenjie Han and Yunhui Jin, as directors of the Board, and on May 7, 2022, the Board received and accepted the resignation of Xuehui He as a director of the Board.

On May 7, 2022, the Board of the Company elected Shi Qiu, Xiang Qu, and Er-Yi Toh as new directors of the Company effective immediately, among whom Xiang Qu and Er-Yi Toh are deemed independent under Nasdaq Rule 5605(a)(2). In addition, on May 7, 2022, the Board removed Hua Zhou as the Chairperson of the Board and elected Huahui Deng as the Chairman of the Board, effective immediately, while Hua Zhou remains as a member of the Board.

Furthermore, on May 7, 2022, the Board removed Hua Zhou as the Chief Executive Officer of the Company and appointed Shi Qiu as the new Chief Executive Officer of the Company, effective immediately. The Board also appointed Cheng Hock Phuah as its new Chief Financial Officer, effective May 7, 2022.

B.	Business Overview

Our Principal Business

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity to start blockchain technology services including developing digital asset transaction platforms and other solutions based on blockchain technologies. On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing blockchain technology services. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto asset trading and asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

In the second half of 2021, we added cryptocurrency mining as one of our main businesses going forward. We have entered into digital asset mining pools by executing a business contract with a collective mining service provider to provide computing power to the mining pool and derived related revenue in 2021. In the year of 2022, we plan to focus on our future blockchain technology services, including designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies.

Blockchain Technology Services

We provide digital asset trading infrastructure solutions based on internet and blockchain technologies to our customers. These services include, among others, (i) comprehensive solutions in connection with digital asset transactions, (ii) platform-based products, such as transaction facilitation system, trading system, account management system, operation management system and mobile applications, and (iii) a variety of supplemental services, such as customized software development services, maintenance services and compliance support services. We launched Version 2.0 of our asset trading platform in 2019 which has included enhancements to the functionality of Version 1.0 as well as new offerings of services and products for our customer on this platform. We are currently developing Version 3.0 of our digital asset trading platform. Our target customers for such trading platforms are mainly cryptocurrency traders, blockchain-based virtual communities, and liquidity providers. In 2019, we generated substantially all of our revenues from selling our cryptocurrency asset trading platform and providing supplemental services to one customer who purchased this platform. However, due to changes in management and business team in 2021, we did not conclude any additional sales from this trading platform product in 2021. However, we preliminarily procured a new customer in Singapore to purchase a customized quantitative trading software system pursuant to the binding term sheet dated May 10, 2022.

We have developed an asset digitalization platform, which can provide blockchain-based digitalization solutions for traditional assets, such as fiat currencies, bonds and precious metals. These solutions include, among others, (i) standard process of white label asset tokenization, such as onboarding, compliance certification, asset custody and token issuance and asset redemption by token holders, (ii) comprehensive and customized solutions for asset tokenization, and (iii) blockchain-enabled smart contract management system, KYC and anti-money laundering compliance management system, trust audit management system and other products that can be purchased and used separately, as well as mobile applications. We launched Version 1.0 of our asset digitalization platform in 2019 to provide institutional customers with customized services and products. We are currently developing Version 2.0 of our asset digitalization platform. The core offerings of Version 2.0 will be SaaS platform products and application program interface or “API” services. The revenue from this product was US$122,343 during the year of 2021, generated by one of the VIEs which have been divested in 2022, and therefore these revenues are classified under loss/income from discontinued operations in our audited consolidated financial statements for the year ended December 31, 2021.

In November 2020, we launched an open, decentralized finance (DeFi) platform that designed to solve retail traders’ global problems of low liquidity and capital utilization, poor governance, token growth incentive deficiencies, and slow transaction speeds. However, due to changes of the business focus in 2021 and 2022, the revenue from this DeFi platform was immaterial in 2021 and we discontinued the development of such DeFi platform.

Cryptocurrency Mining

We have entered into digital asset mining pools by executing mining contracts with a collective mining service provider to provide computing power to the mining pool. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the result of the computing power the Company contributed to the mining pool operator divided by the total computing power contributed by all mining pool participants in solving the current algorithm.

Our Customers

As of December 31, 2021, we had two customers. We entered into two master software development agreements with a customer in May 2018 and July 2019, respectively. The projects were completed in 2020. We entered into one agreement with a newly acquired customer in July 2020. Pursuant to the agreement, we have provided software design, development, testing, installation, configuration, integration and customized development services based on blockchain technologies and related supplemental services to this customer from July 29, 2020 to July 29, 2021. The contract value was approximately $210,000. Such customer made installment payments of product development and service fees to us upon the occurrence of each specified event set out in the agreement. In 2022, we preliminarily procured a new customer in Singapore to purchase a customized quantitative trading software system pursuant to the binding term sheet dated May 10, 2022.

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

Online Marketplace

In our discontinued online marketplace business, third-party sellers offered products to customers over our previous online marketplace. We acquired the B2B online marketplace in June 2015 and had been bringing new products and services to the online marketplace thereafter. To attract more third-party sellers, we did not charge commission on transactions on our previous online marketplace. We provided transaction processing and billing services on all orders on our online marketplace. We required third-party sellers to meet our standards of quality.

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

We anticipate that the blockchain and digital asset market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

●	brand recognition and reputation;
●	product quality;
●	transaction speed;
●	pricing;
●	ecosystem integration; and
●	customer service.

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

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we had three trademarks registered in the PRC relating to certain operations of the former VIEs. After the divestiture of the VIEs, we have determined not to pursue nor use such three trademarks with respect to our current operations. As of the date of this annual report, we have registered a generic top-level domain name. Our registered domain name is www. mercurityfintech.com.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

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

Through our WFOE and the VIEs, we were engaged in certain industries that are classified as “restricted” under the Catalogue. We engage in the development of computer network technology, technical consultancy and technical services, which belong to the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

The Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, as amended in June 2018, which was replaced by Measures on Reporting of Foreign Investment Information promulgated in December 2019. According to Measures on Reporting of Foreign Investment Information, foreign investors carrying out investment activities in the PRC directly shall submit investment information to the Ministry of Commerce or its local counterparts. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

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

On August 5, 2020, the opinions of the general office of the State Council on further stabilizing foreign trade and foreign investment came into effect. The rules put forward requirements on expanding the online channels of foreign trade and improving the convenience of foreign business personnel to come to the PRC, which is of great benefit to the field of foreign investment.

Foreign Investment in Value-Added Telecommunications Businesses. The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and require the major foreign investor in any value-added telecommunications service business in the PRC have a good and profitable record and operating experience in this industry.

Regulations Relating to Blockchain Technology

Since May 2019, we started to engage in blockchain-enabled digital asset infrastructure solutions business. The PRC has promulgated laws and restrictions against illegal activities conducted through blockchain technologies.

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

Under PRC criminal law, the illegal use of blockchain technology may involves four types of crimes: crime of refusing to perform network security management obligations, crime of helping information network criminal activities, crime of violating citizens’ information and crime of endangering public safety. Among them, the crime of refusing to perform network security management obligations may cause the mass dissemination of illegal information, the leakage of user information and leads to a serious consequence, the loss of evidence in criminal cases in a serious circumstance and other serious circumstance. Refusing to make corrections after being ordered by the regulatory authority to make corrective measures is subject to imprisonment of up to three years, detention or control and a fine.

In September 2021, ten PRC governmental authorities, including the People's Bank of China (PBOC), jointly issued the "Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation" to clarify that cryptocurrency is not a legal tender in the PRC. Additionally, in September 2021, eleven governmental authorities, including the National Development and Reform Commission and the People's Bank of China jointly issued the "Notice of Rectifying Virtual Currency Mining Activities" to strictly prohibit the virtual currency mining activities in the PRC. As of the date of this annual report, all cryptocurrency transactions in the PRC are considered illegal, including offshore exchanges to provide services to Chinese citizens. In response to such rapid and adverse regulatory changes in the PRC, we had to remodel our business plans and shift the business focus outside of the PRC.

Regulations Relating to E-Commerce

Prior to July 22, 2019, our principal business was food-industry B2B services and we were subject to regulations relating to e-commerce. As a result of the divestiture of the previous food business, we are no longer subject to E-commerce related rules and regulations.

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

Internet information in the PRC is also regulated and restricted from a national security standpoint. The National People’s Congress, the PRC’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In July 2019, the Cyberspace Administration of the PRC promulgated The Measures for Credit Information Management of Internet Untrustworthy Subjects (draft) to credit construction in the field of internet information services and strengthen credit information management of internet information service untrustworthy subjects. The draft lists four specific cases of serious untrustworthy activities and stipulates the subject of the above-mentioned acts shall be included in the blacklist of serious untrustworthy of internet information service. The validity period is three years, during which the subject will be restricted to engage in internet information service. Relatively minor behaviors which committed several times but have not reached the blacklist determination criteria will be included in the focus list.

In January 2021, the state Internet Information Office issued the administrative measures for Internet information services (Revised Draft for comments). The PRC has set up a blacklist system for Internet information services. Organizations and individuals whose licenses or records have been revoked by the competent authorities shall not re apply for relevant licenses or records within three years; organizations and individuals whose accounts have been cancelled or websites have been shut down by the competent authorities shall not re provide similar services for them within three years.

On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review, which requires cyberspace companies with personal information of more than one (1) million users that want to list their securities on a non-Chinese stock exchange to file a cybersecurity review with the Office of Cybersecurity Review of China. On December 28, 2021, a total of thirteen governmental departments of the PRC, including the PRC State Internet Information Office issued the Measures of Cybersecurity Review, which will become effective on February 15, 2022.

We (1) are not required  to obtain permissions from any PRC authorities to offer to sell or issue our ADSs to non-Chinese investors, (2) are not covered by the permission requirements from the China Securities Regulatory Commission (the “CSRC”) and Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of the operations of ours and our subsidiaries, and (3) have not received nor been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the July 6, 2021 Opinions, which were made available to the public on July 6, 2021. The July 6, 2021 Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain whether and when we or our subsidiaries will be required to obtain any permission from the PRC government to list on a U.S. stock exchanges in the future, and even when we obtain such permission, whether it will be denied or rescinded.

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

On May 24, 2019, the Cyberspace Administration of the PRC promulgated the Cybersecurity Review Measures (Exposure Draft), which, together with the Article 35 of the Cybersecurity Law, focuses on the cyber security review. It has clear and detailed provisions on the review object, review scope and review process, and provides guidance for law enforcement agencies.

On May 28, 2019, the Cyberspace Administration of the PRC promulgated the Administrative Measures on Data Security, which further stipulates the network security protection obligations that network operators should perform under the PRC Cybersecurity Law, clarifies the standards for the collection, processing, using and security supervision of personal information and important data, and states that network operators shall make a filing with the local cyberspace administration when they collect important data or sensitive personal information for the purposes of business operations, any network operator that collects and uses personal information through products such as websites and applications shall develop and disclose the rules for collection and use separately.

In October 2019, the Information Security Technology - Personal Information Security Specification (Exposure Draft) was published to seek comments from the general public. Although the draft is a national recommended standard but not legally enforceable, from a practical point of view, existing internet companies were inquired by the Cyberspace Administration of the PRC for not conforming to the draft’s spirit and ordered to make rectification. In January 2020, National Information Security Standardization Technical Committee promulgated Information Security Technology - Basic Specification for the Collection of Personal Information by Mobile Internet Application (App) (Exposure Draft). This draft clarifies the basic requirements that mobile Internet applications should meet to collect personal information, which means that APP developers and operators who collect user’s personal information shall strictly comply with the requirement.

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

Copyright. Pursuant to the Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (a) participate in, assist in or abet infringing activities committed by any other person through the internet, (b) are or should be aware of the infringing activities committed by their website users through the internet, or (c) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before releasing on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

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

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered www.mercurity.com.

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

Enterprises in the PRC are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations.

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

Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation, the National Development and Reform Commission, and the Ministry of Commerce on the Applicable Scope of the Policy of Temporary Exemption of Withholding Taxes on the Direct Investment Made by Overseas Investors with Distributed Profits, or Circular 102, which became effective in January 2018, where an overseas investor uses profits distributed by a resident enterprise in the PRC for direct investment in an encouraged investment project, deferred tax payment policy shall apply if the stipulated criteria is satisfied, and withholding of income tax shall be waived in the interim.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of foreign currency-denominated loans.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of December 31, 2021.

(1)	Formerly known as Unicorn Investment Limited.
(2)	Due to the adverse regulatory measures taken by the Chinese government in 2021 on digital currency production and transactions, the Board decided on December 10, 2021 to divest Beijing Lianji Technology Co., Ltd. ("Lianji"), and the divestiture was completed on January 15, 2022.

(3)	Due to the adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transactions, the Board decided on December 10, 2021 to divest Mercurity (Beijing) Technology Co., Ltd., or Mercurity Beijing, and the divestiture was completed on January 15, 2022.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)Formerly known as Unicorn Investment Limited.

VIE Agreements

Exclusive Business Operation Agreement. Lianji Future and Lianji had entered into an exclusive business operation agreement, pursuant to which Lianji Future had the exclusive right to provide Lianji with technology development and application services. Without Lianji Future’s written consent, Lianji did not accept any technology development and application services covered by this agreement from any third party. Lianji agreed to pay comprehensive service charges on an annual basis and up to the full balance of Lianji’s total income after deduction of its costs and expenses. In addition, Lianji undertook, that without Lianji Future’s prior written consent, Lianji shall not enter into any transactions that may materially affected Lianji’s assets, obligations, rights or business operations. This agreement remained effective until Lianji Future ceased business operations.

Agreements that Provide Us with Effective Control over Lianji

Powers of Attorney. Each shareholder of Lianji issued a power of attorney, irrevocably appointing Lianji Future, as such shareholder’s attorney-in-fact to exercise all shareholder rights on behalf of such shareholder, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Lianji that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in Lianji. Other than the foregoing circumstances, the power of attorney remained in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of Lianji Future.

Exclusive Option Agreement. Lianji Future, Lianji and each of Lianji’s shareholders entered into an option agreement, pursuant to which Lianji’s shareholder has irrevocably granted Lianji Future an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Lianji or all or part of Lianji’s assets. The purchase price would be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price should be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price should be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Lianji should reimburse Lianji Future the exceeding amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Lianji undertake, among other things, that without Lianji Future’s prior written consent, they would not take any actions that may have material effect on Lianji’s assets, businesses and liabilities, nor would they appoint or replace any directors, supervisors and officers of Lianji. These agreements have terms of ten years, which may be extended upon Lianji Future’s written confirmation prior to the expiry.

Equity Interest Pledge Agreement. Each shareholder of Lianji entered into an equity interest pledge agreement with Lianji Future and Lianji, pursuant to which, each shareholder pledged all of his or her equity interest in Lianji to Lianji Future to guarantee the performance by Lianji and its shareholders of their obligations under the master agreements, which included the business operation agreement the power of attorney and the exclusive option agreement. Each shareholder of Lianji agreed that, during the term of the equity interest pledge agreement, he or she would not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Lianji Future. The equity interest pledge agreement would remain effective until Lianji and its shareholders discharged all of their obligations under the master agreements.

Agreements that Provide Us with Effective Control over Mercurity Beijing

Following our acquisition of NBpay in March 2020, we gained effective control over and received substantially all the economic benefits from Mercurity Beijing through a series of contractual arrangements among our wholly-owned subsidiary Lianji Future, Mercurity Beijing and its shareholder.

In July 2020, Kuaili Yitong changed its name to Mercurity (Beijing) Technology Co, Ltd ( Mercurity Beiijing).

Business Operation Agreement. Lianji Future and Mercurity Beijing entered into a business operation agreement, pursuant to which Lianji Future had the exclusive right to provide Mercurity Beijing with technology development and application services. Without Lianji Future’s written consent, Mercurity Beijing should not accept any technology development and application services covered by this agreement from any third party. Mercurity Beijing agreed to pay comprehensive service charges on an annual basis and up to the full balance of Mercurity Beijing’s total income after deduction of its costs and expenses. In addition, Mercurity Beijing undertook that without Lianji Future’s prior written consent, Mercurity Beijing would not enter into any transactions that may have material effect on Mercurity Beijing’s assets, obligations, rights or business operations. Unless otherwise agreed by the parties, this agreement would remain effective until Lianji Future ceased business operations.

Powers of Attorney. The shareholder of Mercurity Beijing issued a power of attorney, irrevocably appointing Lianji Future, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Mercurity Beijing that required shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in Mercurity Beijing, on behalf of such shareholder. Other than the foregoing circumstances, the power of attorney would remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of Lianji Future.

Option Agreement. Lianji Future, Mercurity Beijing’s shareholder entered into an option agreement, pursuant to which Mercurity Beijing’s shareholder irrevocably granted Lianji Future an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Mercurity Beijing. The purchase price should be a nominal price unless where PRC laws and regulations required valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price should be equal to the original investment of the equity interests made by such shareholder or the book value of the assets. Where PRC laws and regulations required valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price should be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceeded the original investment of the equity interests or the book value of the assets, Mercurity Beijing should reimburse Lianji Future the exceeding amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholder of Mercurity Beijing undertook, among other things, that without Lianji Future’s prior written consent, it would not take any actions that may have material effect on Mercurity Beijing’s assets, businesses and liabilities, nor shall he appoint or replace any directors, supervisors and officers of Kuali Yitong. These agreements had terms of ten years, which may be extended upon Lianji Future’s written confirmation prior to the expiry.

Equity Pledge Agreement. The shareholder of Mercurity Beijing entered into an equity pledge agreement with Lianji Future pursuant to which, the shareholder pledged all of his equity interest in Mercurity Beijing to Lianji Future to guarantee the performance by

Mercurity Beijing and its shareholder of their obligations under the master agreements, which included the business operation agreement the power of attorney and the exclusive option agreement. The shareholder of Mercurity Beijing agreed that, during the term of the equity interest pledge agreement, he would not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Lianji Future. The equity interest pledge agreement remained effective until Mercurity Beijing and its shareholder discharged all of their obligations under the master agreements.

The VIE termination arrangements

On December 24, 2021, the Board of the Company decided to dismantle the VIE structure and divest Lianji and Mercurity Beijing, which were controlled by the VIE agreements, due to the impact of the adverse policies issued by the Chinese government on their cryptocurrency business. Therefore, Lianji and Mercurity Beijing are listed as discontinued concerns in the audited consolidated financial statements for the year ended December 31, 2021, which is part of this annual report.

On January 15, 2022, Lianji Future and  Lianji, signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou and Zhou Jie, the shareholders of Lianji. According to the agreement, from the date thereof, Lianji Future no longer retains any right over Lianji under the Existing Control Documents and Lianji no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the other Parties, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Lianji Future, Lianji, Ucon, Mercurity Limited and the Company jointly signed an Agreement on Modification of Customer's Rights and Obligations. Lianji transferred all of its receivables and other creditor's rights to Lianji Future, and all debts owned by Lianji to Ucon. Mercurity Limited and the Company were borne by Lianji Future.

On January 15, 2022, Lianji Future and Mercurity Beijing, signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou, the shareholders of Lianji. According to the agreement, from the date thereof, Lianji Future no longer retains any right over Mercurity Beijing under the Existing Control Documents and Mercurity Beijing no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the opposite Party, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Lianji Future, Mercurity Beijing, Ucon, Mercurity Limited and the Company jointly signed an Agreement on Modification of Customer's Rights and Obligations. Mercurity Beijing transferred all of its receivables and other creditor's rights to Lianji Future, and all debts owned by Mercurity Beijing to Ucon. Mercurity Limited and the Company were borne by Lianji Future.

D.	Property, Plants and Equipment

Our executive offices are rented premises located at Room 1215, Xin’nan Block No. 2, Yuehai Street, Nanshan Distric, Shenzhen City, 518000, Guangdong Province, People’s Republic of China. Our headquarters occupy a total of 3100 square feet. The lease of our headquarter office has a term of one calendar year, from June 1, 2022 to May 31, 2023 for an annual rent of approximately $59,297.00.

In addition, we have established the New York office (the “New York Office”) at 575 Lexington Avenue, 12-104, New York, NY 10022. The New York Office has the office space of approximately 600 square feet, a six-month of term lease for a monthly rent of $4,370.00 The lease for the New York Office commenced on May 27, 2022 and shall expire on November 30, 2022.

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

Overview

In the first half of 2021, our principal business is to design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services. We started this business following our acquisition of Mercurity Limited (previously known as Unicorn Investment Limited) in May 2019.

In the second half of 2021, our board and the management changed and our future business plan was recalibrated. Blockchain technology services and cryptocurrency mining become the main business of the Company going forward.

Blockchain technology services include designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies.

We have entered into digital asset mining pools by executing contracts with a collective mining service provider to provide computing power to the mining pool. In exchange for providing computing power, we are entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. Our fractional share is based on the proportion of computing power we contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services is an output of our ordinary activities. The provision of such computing power is the only performance obligation in our contracts with the collective mining service provider. The transaction consideration we receive, if any, is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception or the time we have earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and we receive confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Due to the extremely adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, our board decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2019 and 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

We had income from operations of US$0.7 million, loss of US$0.7 million and loss of US$12.5 million for the years ended December 31, 2019, 2020 and 2021, respectively. The changes in our board and management that occurred in 2021 also reshuffled our core business team, and resulted in the discontinuation of the original business contract. As a result, the blockchain technology services revenue generated in 2021 is only $128,207, of which $122,343 generated by businesses controlled by VIE agreements which are subject of divestment. These revenues are classified under loss/income from discontinued operations in the consolidated income statement. Due to the changes in our core management and business teams, many employees participating in the company's stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, the company's stock incentive expense recognized in 2021 reached $8 million. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants reached $1million in 2021.

Divestment of VIE entities

Due to the extremely adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. As a result, revenue received by the VIE entities in 2021 will be presented as a non-continuing operating profit or loss in the 2021 consolidated financial statements.

Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. For more information of our discontinued operations, see Note 4 to our consolidated financial statements included elsewhere in this annual report.

Key Components of Results of Operations

Revenues

The company generated total revenue on a consolidated basis in the amounts of $670,171 for the year ended December 31, 2021.

The total revenue does not include revenues of $122,343 generated by businesses controlled by VIE agreements which are subject of divestment. These revenues are classified under loss/income from discontinued operations in the consolidated income statement.

The company has been deriving revenues from blockchain technology services, including providing digital asset infrastructure solutions based on blockchain technologies, cross-border remittance and DeFi platform since our acquisition of Mercurity Limited in May 2019 and our acquisition of NBpay in March 2020. The above services are collectively referred to as blockchain technology services. But in the second half of 2021, the board and the management of the Company changed and its business plan was recalibrated. In addition to blockchain technology services, cryptocurrency mining has also become the main business for the future.

Due to the extremely adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. As a result, revenue received by the VIE entities in 2021 will be presented as a non-continuing operating profit or loss in the 2021 consolidated financial statements.

Due to the change of the management and technical team in 2021, the original business contract discontinued, resulting in the blockchain technology services revenue of only $128,207 for the year ended December 31, 2021, of which $122,343 revenue generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement, and $5,864 is shown as Revenue in the consolidated income statement.

In addition, the Company earned 11.75513345 Bitcoins through its participation in cryptocurrency shared mining and recognized revenue of $664,307 based on the daily market price at the time the Bitcoins were acquired.

Cost of Revenues

Our cost of blockchain technology services revenues currently consists of payroll of technical personnel. Our cost of blockchain technology services revenues was $nil in the consolidated income statement for the year ended December 31, 2021. In addition, $41,537 cost of blockchain technology services revenues for the year ended December 31, 2021 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement.

Our cost digital asset mining revenue consists primarily of direct production costs related to mining operations, including utilities and other service charges. Our cost of digital asset mining revenues was $702,679 for the year ended December 31, 2021.

Operating Expenses

Our operating expenses consist of general and administrative expenses. Our total operating expenses were $10,351,357 for the year ended December 31, 2021. Due to the changes in our core management and business teams, many employees participating in the company's stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period.

Combined with the impact of the implementation of the additional stock incentive plan in 2021, the company's stock incentive expense recognized in 2021 reached $8 million. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants reached $1million in 2021.

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

Impairment loss

Our impairment loss consists of the allowance for doubtful accounts receivable and the decrease in fair value of digital assets. Our total impairment loss was $2,123,904 for the year ended December 31, 2021.

In addition, $930 allowance for doubtful accounts receivable and $8,107,013 goodwill impairment loss generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement.

Interest Income

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks and compensation received for payments we made on behalf of the divested business. As of December 31, 2021, the Company did not incur borrowing interest expense.

Other Income

Other income consists primarily of the gain generated from our disposal of one cryptocurrency.

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

Revenue Recognition

The Company generates revenues primarily from digital asset mining and technical services.

On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the collective mining service provider to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators or contracts with the collective mining service provider. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Technical services

For software development, the Company recognizes revenue over time as the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

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

The Company does not disclose the value of unsatisfied performance obligations as the Company’s revenue contract is with an original expected length of one year or less.

Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”). Our intangible assets are cryptocurrencies which are measured at cost. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition. We estimated the fair values of the intangible assets and recognized $372,995 impairment loss for the year ended December 31, 2021.

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

The Company has determined to perform the annual impairment tests on December 31 of each year. The goodwill in the amount of $8,107,014 as of December 31, 2020 was attributable solely to the Mercurity Limited and NBPay business. In 2021, there was a change in our management and business team. Our business plan was reformulated and we had decided to discontinue the original business of Mercurity Limited and NBPay due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 on the production and trading of digital currency. As a result, the Company recognized the impairment loss of goodwill of $8,107,014 for the year ended December 31, 2021, which is shown as Loss/income from discontinued operations in the consolidated income statement.

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

The key assumptions used in the valuation of the employee share options are summarized in the following table:

			Modification
	Modification	Grants on	on
	on September 1,	July 1,	June 20,
	2015	2016	2017
Risk-free rate of return(1)	0.47% - 0.88%	1.46%	1.25%
Contractual life of the options(2)	5.0 years	10.0 years	5.0 years
Volatility(3)	60.3% - 65.1%	54.8%	41.0%
Post-vesting forfeiture rate(4)	nil	nil	nil
Post-vesting forfeiture rate(5)	N/A	36.1%	N/A
Exercise multiple(6)	3x / 2x	3x / 2x	3x / 2x
(1)	The risk-free rate of return is based on the yield curve of U.S. dollar China sovereign bonds as of the valuation dates as extracted from Bloomberg.
(2)	The contractual life of the options is based on the option grant letter.

(3)	The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed guideline companies over a period comparable to the contractual life of the options.
(4)	We estimate the dividend yield based on our expected dividend policy over the expected term of the options.
(5)	The post-vesting forfeiture rate applied to options granted to general staff was based on our historical statistical data. 0% was applied to options granted to executive management with expectation that the executive management will not quit from the company over the contractual life of the options.
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

Due to the adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transactions, our board decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. As a result, the period-to-period comparisons of our results of operations can only provide very limited insight into the development of our operation and thus should not be relied upon as indicative of our future performance.

	For the Year Ended December 31,
	2019	2020	2021
Revenues
Technical services	1,738,000	1,402,300	5,864
Digital asset mining	—	—	664,307
Total revenues	$1,738,000	$1,402,300	$670,171
Cost of revenues	(257,023)	(79,150)	(702,679)
Gross profit	$1,480,977	$1,323,150	$(32,508)
Operating expenses:
General and administrative	(740,534)	(1,156,574)	(10,351,357)
Impairment Loss	—	(835,344)	(2,123,904)
Total operating expenses	$(740,534)	$(1,991,918)	$(12,475,261)
(Loss)/income from operations	$740,443	$(668,768)	$(12,507,769)
Interest income, net	—	7,983	1,083
Other income/(Expenses), net	26,859	(32,533)	120,877
(Loss)/income before provision for income taxes	$767,302	$(693,318)	$(12,385,809)
Income tax benefits	—	—	—
(Loss)/Income from continuing operations	$767,302	$(693,318)	$(12,385,809)

Discontinued operations:
Loss from discontinued operations	(1,992,602)	(957,955)	(8,360,322)
Net loss	$(1,225,300)	$(1,651,273)	$(20,746,131)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

As a result of the divestiture of the two VIEs, assets and liabilities, revenues and expenses, and cash flows related to such VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2019 and 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

Revenues

Our blockchain technology services revenues for the year ended December 31, 2020 was US$1.4 million from our blockchain technology services business respectively. The revenues do not include revenues of US$0.1 million generated by VIE entities subject to divestment. These revenues from VIE entities are reclassified under loss/income from discontinued operations in the consolidated income statement. Due to the change of the management and business team in 2021, the original business contract was discontinued, resulting in the blockchain technology services revenue of only US$128,207 for the year ended December 31, 2021, of which US$122,343 revenue generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement, and US$5,864 is shown as Revenue in the consolidated income statement.

We earned 11.75513345 Bitcoins through our participation in cryptocurrency shared mining and recognized revenue of US$664,307 based on the daily market price at the time the Bitcoins were acquired for the year ended December 31, 2020. As cryptocurrency mining is a new business that the Board decided to add in the second half of 2021, no revenue from this business occurred in 2020.

Cost of revenues

Our cost of blockchain technology services revenues currently consists of the payroll of technical personnel. Our cost of blockchain technology services revenues was $nil in the consolidated income statement for the year ended December 31, 2021. In addition, US$41,537 cost of blockchain technology services revenues for the year ended December 31, 2021 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement. Our cost of blockchain technology services revenues for the year ended December 31, 2020 was US$0.2 million.

Our cost of digital asset mining revenue consists primarily of direct production costs related to mining operations, including utilities and other service charges. Our cost of digital asset mining revenues was US$702,679 for the year ended December 31, 2021. No cryptocurrency mining costs were incurred in 2020.

Operating expenses

Our operating expenses excluding general and administrative expenses and intangible assets impairment, increased from US$1.2 million for the year ended December 31, 2020 to US$10.4 million for the year ended December 31, 2021. This change was primarily due to an increase in employment cost.

We recorded US$1.2 million general and administrative expenses for the year ended December 31, 2020, which primarily was employment cost. Due to the changes in our core management and business teams, many employees participating in the company's stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, the company's stock incentive expense recognized in 2021 reached $8 million. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants reached $1million in 2021.

We recorded US$0.8 million and US$0.4 million intangible assets impairment due to the devaluation of one of the cryptocurrencies we held in 2020 and 2021.

Due to the changes of the company's management and business team in the second half of 2021, the Company did not recover the blockchain technology services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd.

in a timely manner. At the end of 2021, the Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the outstanding receivables. No allowance for doubtful accounts was recognized in 2020.

Net loss

Our net loss was US$1.6 million for the year ended December 31, 2020 compared to US$20.7 million for the year ended December 31, 2021.  Among them, our loss from continuing operations was US$0.7 million for the year ended December 31, 2020 compared to US$12.4 million for the year ended December 31, 2021,  our loss from discontinued operations was US$1.0 million for the year ended December 31, 2020 compared to US$8.4 million for the year ended December 31, 2021.

In 2021, following a change of the board and management, our business plan was recalibrated, and the original business of Mercurity Limited and NBPay were discontinued due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 targeting the production and trading of digital currency. As a result, we recognized the impairment loss of goodwill of $8.1 million for the year ended December 31, 2021, which is shown as loss from discontinued operations in the consolidated income statement.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 on digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2019 and 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

Revenues

Our revenues for the year ended December 31, 2019 and 2020 were US$1.7 million and US$1.4 million from our blockchain-based digital asset infrastructure solutions business respectively.

Cost of revenues

Our cost of revenues for the year ended December 31, 2019 and 2020 were US$0.3 million and US$0.08 million, which consisted of payroll of technical personnel respectively.

Operating expenses

Our operating expenses excluding intangible assets impairment, consisting of general and administrative expenses, increased from US$0.7 million for the year ended December 31, 2019 to US$2.0 million for the year ended December 31, 2020. This change was primarily due to increase in employment cost. In 2020, we recorded US$0.8 million intangible assets impairment because of the devaluation of one of the cryptocurrencies we held. There was no intangible assets impairment in 2019.

Net loss

Our net loss was US$1.6 million for the year ended December 31, 2020 compared to US$1.2 million for the year ended December 31, 2019. Among them, our loss from continuing operations was US$0.8 million for the year ended December 31, 2019 compared to US$0.7 million for the year ended December 31, 2020,  our loss from discontinued operations was US$2.0 million for the year ended December 31, 2019 compared to US$1.0 million for the year ended December 31, 2020.

A.	Liquidity and Capital Resources

We had US$435,211, US$174,783 and US$440,636 in cash and cash equivalents as of December 31, 2019, 2020 and 2021, respectively.

Our net losses were US$1.2 million, US$1.6 million and US$20.7 million for the year ended December 31, 2019, 2020 and 2021, respectively, and our net cash used in operating activities were US$0.6 million, US$0.6 million and US$4.0 million in  2019, 2020 and 2021, respectively.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors through private placement for 105.2385 Bitcoins with a market value of $5 million. On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors through private placement for 5,000,000.00 USD Coins with a market value of approximately $5 million. These Bitcoins and USD Coins can be sold for cash at any time on cryptocurrency exchanges. We believe that our current cash balance and anticipated cash flows from operations will be sufficient to meet our anticipated capital needs in the next twelve months.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021

	(in US$ thousands)
Net cash used in operating activities	(645)	(595)	(4,005)
Net cash (used in)/ provided by investing activities	588	(10)	2,594
Net cash provided by financing activities	—	300	1,676
Effect of exchange rate changes	135	45	3
Increase/(decrease) in cash and cash equivalents	78	(260)	269
Cash at the beginning of the period	357	435	175
Cash at the end of the period	435	175	443

Net cash used in operating activities

Net cash used in operating activities was US$4 million for the year ended December 31, 2021, reflecting a combination of net cash used in continuing operations of US$3.6 million. The net cash used in continuing operations was primarily due to a decrease in accounts receivable of US$0.4 million and a decrease in prepaid expenses and other current assets of US$1.7 million, net loss from continuing operations of US$2 million after excluding impairment, stock-based compensation and gain from disposal of intangible assets those three non-cash items, and a decrease in accrued expenses and other current liabilities and other non-current liabilities of US$0.2 million.

Net cash used in operating activities was US$0.6 million for the year ended December 31, 2020, reflecting a combination of net cash provided by continuing operations of US$0.4 million. The net cash provided by continuing operations was primarily due to a decrease in accounts receivable of US$0.8 million and a decrease in prepaid expenses and other current assets of US$0.7 million, net income from continuing operations of US$0.4 million after excluding impairment and stock-based compensation those two non-cash items, and a decrease in accrued expenses and other current liabilities and other non-current liabilities of US$0.2 million.

Net cash used in operating activities was US$0.6 million for the year ended December 31, 2019, reflecting a combination of net cash used in continuing operations of US$0.38 million and net cash provided by discontinued operations of US$0.26 million. The net cash used in continuing operations was primarily due to an increase in accounts receivable of US$1.6 million and an increase in prepaid expenses and other current assets of US$0.2 million, which were partially offset by net income from continuing operations of US$0.8 million and an increase in accrued expenses and other current liabilities and other non-current liabilities of US$0.3 million.

Net cash (used in)/provided by investing activities

Net cash provided by investing activities was US$2.6 million for the year ended December 31, 2021, representing investing and disposal of digital assets through accepting payment, making payment and exchange for legal currencies.

Net cash used by investing activities was US$0.01 million for the year ended December 31, 2020, representing investing and disposal of digital assets through accepting payment, making payment and exchange for legal currencies, as well as cash acquired from acquisition of subsidiary and VIE.

Net cash provided by investing activities was US$0.6 million for the year ended December 31, 2019, representing proceeds from disposal of subsidiaries, VIE and VIE’s subsidiaries, net of cash disposed, as well as cash acquired from acquisition of subsidiary and VIE.

Net cash provided by financing activities

Net cash provided by financing activities was US$1.7 million for the year ended December 31, 2021, representing net cash provided by private placement, borrowings and paying for debt.

Net cash provided by financing activities was US$0.3 million for the year ended December 31, 2020, representing net cash provided by private placement.

Net cash provided by financing activities was nil for the year ended December 31, 2019.

Capital Expenditures

We did not have capital expenditures for the year ended December 31, 2021.

We did not have capital expenditures for the year ended December 31, 2020.

We did not have capital expenditures for the year ended December 31, 2019.

Inflation

Since our inception, inflation in the PRC has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

Withholding Tax Obligation

In 2021, the company did not need to withhold income tax.

B.	Research and Development

Please refer to “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

C.	Trend Information

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

D.	Off-balance Sheet Arrangements

As of December 31, 2021, we did not have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

E.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

		Payment Due by Period
			Less than			More than
		Total	1 year	1-3 years	3-5 years	5 years

	(in US$ thousands)
Operating Commitments	Lease	25	25	—	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report

Directors and Executive Officers	Age	Position/Title
Shi Qiu	31	Chief Executive Officer and Director
Huahui Deng	36	Chairperson of the Board of Directors
Xiang Qu	35	Independent Director
Er-Yi Toh	38	Independent Director
Cong Huang	40	Independent Director
Keith Tan Jun Jie	29	Director
Hua Zhou	46	Director
Cheng Hock Phuah	51	Chief Financial Officer

Mr. Shi Qiu, age 31, is an entrepreneur with extensive experience in corporate management and business innovation in various industries, such as the media, fintech, and blockchain industries. From September 2015 to May 2018, Mr. Qiu co-founded and served as a Vice President of Newstyle Media Group, which received strategic investments from certain well-known technology companies in the PRC. Newstyle Media Group produced a popular Asian TV series “The Untamed,” which is currently available worldwide on the online streaming platform Netflix. From June 2018 to October 2018, Mr. Qiu served as the Head of Blockchain Business of North Mining Limited. Mr. Qiu then served as the Vice-General Manager of Ningbo Saimeinuo Supply Chain Management Ltd. from November 2018 until 2021. Since November, 2021, Mr. Qiu has served as the Chief Technology Officer (the “CTO”) of Singularity Future Technology (NASDAQ:SGLY). Mr. Qiu received a Bachelor’s Degree in Risk Management and Actuary from Zhejiang University and a Master's Degree in Government Management and Public Policy from Tsinghua University.

Mr. Huahui Deng, age 36, has more than eight years of experience in corporate governance and team management. Mr. Deng was appointed as a technical & sales manager of Fujian Tianma Science and Technology Group Co, Ltd from 2009 to 2017. As an early investor in cryptocurrencies, he has developed a strong interest in smart contract architecture that deals with enterprise level blockchain-as-a-service with a focus on the adoption of advanced IOT integration with real-world applications. Mr. Deng holds a bachelor’s degree from Tianjin University in the PRC.

Mr. Xiang Qu, age 35, is an experienced financial management professional with over ten (10) years of experience in the financial management and asset management industry. From 2010 to 2017, Mr. Qu joined Yiren Digital Ltd. (formerly known as Yixin Group, NYSE:YRD), a financial technology group in the PRC, where he served as the Chief Financial Officer and Senior Vice President. From 2017 to 2021, Mr. Qu served as a Co-Founder and the Chief Financial Officer of Yu Jin Capital. Mr. Qu currently serves as an executive director of the China Finance Forum and an executive director of the China Venture Capital Association. Mr. Qu received a Master’s Degree in Master of Business Administration from Fudan University.

Mr. Er-Yi Toh, age 38, is currently the Chief Executive Officer and founder of Pytheas, a software company in Singapore providing travel Ecommerce services. Prior to founding Pytheas in 2011, Mr. Toh was a Research Analyst at NUS Risk Management Institute (RMI) from 2009 to 2010 where he was responsible for designing and building the data warehouse and financial model system. Mr. Toh received a Bachelor’s Degree of Engineering in Computer Engineering from Nanyang Technological University.

Mr. Cong Huang, age 40, is a renowned researcher and entrepreneur in financial technology innovation. After receiving the PhD degree in Statistics from Yale University, he worked at Columbia University as an Assistant Professor in the Statistics Department, conducting research focused on algorithms and implementations in data mining. After a period of time, he decided to leave campus to develop his career in financial innovation and technology. At Goldman Sachs (GS), he played a pivotal role in developing various new models and algorithms to improve the speed and accuracy of options pricing methods. At McKinsey & Company, he helped financial institutions implement strategic innovation and transformation initiatives. As a founding member of PingAn Lufax (Nasdaq: LU), he led the Innovative Product Department and developed numerous retail loan products from zero, which have been widely used for reference by Internet finance industry. As the CEO of Xiaoying Tech (Nasdaq: XYF), one of the top finance companies in China, he set up the management and operations structure to lift the trading volume from RMB100 million per month to RMB3 billion per month in two years. Meanwhile, Mr. Cong Huang is the founder and CEO of Weiyan Tech, a leading AI company that provides risk-control and marketing solutions for financial institutions. Mr Huang has Bachelor’s degree in Mathematics from the University of Science & Technology of China and a PhD degree from Yale University.

Keith Tan Jun Jie, age 29, is an expert in the financial investment industry in the private and public markets. Mr. Tan currently serves as the Chief Operating Officer in Evolve Family office, focusing on traditional equities and derivative products. In 2017, Mr. Tan consulted for the products derivatives trading team in Royal Dutch Shell, London, on derivatives trading optimization for the global derivatives oil market. In 2013, Mr. Tan served in the military and held the rank of Lieutenant where he acted as the platoon commander in a motorized infantry unit. During his time in the military, Mr. Tan was awarded several awards including the Sword of Merit given to the top 10% of graduating officers. Mr. Tan graduated with First Class Honors - Deans list, in Chemical Engineering from University College London, and obtained the Masters of Philosophy (MPhil) in Management, with Distinction, at the University of Cambridge.

Ms. Hua Zhou, age 46, served as our chairperson and chief executive officer from July 2019 to May, 2022 and as our director since May 2018. Ms. Zhou used to work at our company as a sales manager from 2011 to 2015. Ms. Zhou has over 10 years of experience in client and partner relationship management, M&A and marketing. Since 2017, Ms. Zhou has served as the Vice President of Strategic Partnership at Beijing Galaxy Fintech Group, a fin-tech company providing finance-related solutions to micro, small and medium enterprises. From 2015 to 2017, she worked as the Chief Executive Officer at iBeacon, a data-based marketing platform providing market targeting services to retailers. From 2009 to 2011, Ms. Zhou worked as the Director of Sales at WeLink Group. Prior to that, Ms. Zhou was Director of Clients at Focus Wireless Media, starting from 2007. Ms. Zhou holds a college degree from the China University of Petroleum.

Mr. Cheng Hock Phuah, age 51, has over thirty (30) years of work and investment experiences in diverse industries, including corporate finance, securities brokerage, asset management, mining, telecommunications, biotech, business process outsourcing, and the Food and Beverage Industry. Since 2015, Mr. Phuah has served as an advisor for a number of public companies listed in Singapore, Australia and Malaysia. Mr. Phuah obtained his Bachelor’s Degree in Economics from the University of London.

B.	Compensation

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of approximately US$115,000 in cash as salaries and fees to our three former independent directors. Due to the change in our management and business team in 2021, the Company underwent a restructuring process in the second half of 2021, and none of the Company's executives were paid in cash by the Company. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plans

We adopted our share incentive plan in 2011, amended it in 2015, and new incentive plans in 2020, 2021 and 2022 or 2020 Plan, 2021 Plan and 2022 Plan, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business.

The amended and restated 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” For share incentive plan 2011, amended in 2015, our board of directors has authorized the issuance of ordinary shares of up to 15% of the issued and outstanding share capital of our company from time to time. The maximum aggregate number of shares which may be issued under 2020 plan is 150,000,000 shares. The maximum aggregate number of shares which may be issued under 2021 plan is 400,000,000 shares. The maximum aggregate number of shares which may be issued under 2022 plan is 1,100,000,000 shares.

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

2021 Plan

The following paragraphs summarize the principal terms of our 2021 Plan.

Type of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

Plan Administration. Our board of directors or compensation committee will administer the 2021 Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. Persons eligible to participate in the 2021 Plan include employees, consultants and all directors of our company.

Vesting Schedule. The vesting schedule of each award granted under 2021 Plan will be set forth in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. With the approval of the board, our compensation committee has the authority to terminate, amend, suspend or modify the 2021 Plan. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

2022 Plan

The following paragraphs summarize the principal terms of our 2022 Plan.

Type of Awards. The 2022 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

Plan Administration. Our board of directors or compensation committee will administer the 2022 Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2022 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. Persons eligible to participate in the 2022 Plan include employees, consultants and all directors of our company.

Vesting Schedule. The vesting schedule of each award granted under 2022 Plan will be set forth in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2022 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2022 Plan. With the approval of the board, our compensation committee has the authority to terminate, amend, suspend or modify the 2022 Plan. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under our amended and restated 2011 share incentive plan.

	Ordinary shares underlying		Exercise
	options awarded/Restricted		price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	210,060,000	(1)	—	from 2011/2/1 to 2021/1/25	from 2018/9/1 to 2031/1/24
Other directors and officers as a group	56,700,000	(1)	—	from 2011/2/1 to 2021/1/3	from 2030/7/9 to 2031/1/2
*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under our amended and restated 2020 share incentive plan.

	Ordinary shares underlying		Exercise
	options awarded/Restricted		price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	93,600,000	(1)	—	from 2021/1/3 to 2021/4/30	from 2031/1/2 to 2031/4/29
Executive officers	37,008,000	(1)	—	2020/11/24	2030/11/23
*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under our amended and restated 2021 share incentive plan.

	Ordinary shares underlying		Exercise
	options awarded/Restricted		price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	10,800,000	(1)	—	2021/8/25	2031/8/23
Other directors and officers as a group	384,999,480	(1)	—	2021/8/25	2031/8/23
*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

There are no outstanding options and restricted share units granted under the 2022 Plan.

C.	Board Practices

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

The powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	issuing authorized but unissued shares;
●	declaring dividends and distributions;
●	exercising the borrowing powers of our company and mortgaging the property of our company;
●	approving the transfer of shares of our company, including the registering of such shares; and
●	exercising any other powers conferred by the shareholders’ meetings or under our fourth amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We have seven directors on our board of directors, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors.

Any director appointed by the board of directors to fill a casual vacancy shall hold office for the remaining term of the director in whose place he is appointed and shall be eligible for re-election at the expiry of the said term.

Grounds for Vacating a Director

The office of a director shall be vacated if the director:

●	resigns his office by notice in writing delivered to us or tendered at a meeting of the board of directors;
●	becomes of unsound mind or dies;
●	without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated;
●	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;
●	is prohibited by law from being a director; or
●	ceases to be a director by virtue of any provisions of Cayman Islands law or is removed from office pursuant to the fourth amended and restated articles of association.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Cong Huang, Er-Yi Toh, and Xiang Qu with Xiang Qu as Chair of the audit committee, effective May 7, 2022. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Marketplace Rule 5605(a) and that Xiang Qu is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. Xiang Qu serves as the chairperson of the audit committee.

The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditor;
●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
●	setting clear hiring policies for employees and former employees of the independent auditors;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and approving all related party transactions on an ongoing basis;
●	reviewing and discussing the annual audited consolidated financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditor’s major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our consolidated financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Cong Huang, Er-Yi Toh, and Xiang Qu with Er-Yi Toh as the Chair of the compensation committee, effective May 7, 2022. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

Our compensation committee is responsible for, among other things:

●	reviewing and approving our overall compensation policies;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors, and determining our Chief Executive Officer’s compensation level based on this evaluation;
●	determining the compensation level of our other executive officers;
●	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Cong Huang, Er-Yi Toh, and Xiang Qu with Cong Huang as the Chair of the Nominating and Corporate Governance Committee, effective May 7, 2022. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Remuneration and Borrowing

The Board may determine the remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements

The Board appointed Mr. Shi Qiu as the CEO for the Company, effective May 7, 2022. As of the date of this annual report, the current employment agreement (the “CEO Employment Agreement”) dated May 9, 2022 between Mr. Shi Qiu and the Company governs the terms and conditions of Shi’s employment, which is substantially in the form filed herein as Exhibit 10.1. Pursuant to the CEO Employment Agreement, we agreed to employ Mr. Shi Qiu as the CEO for an annual base salary of $36,000 with a three-month probationary period. During the employment, Mr. Shi Qiu shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Mr. Qiu may terminate the CEO Employment Agreement for cause, at any time, with one-month notice.

The Board appointed Mr. Cheng Hock Phuah as the CFO for the Company, effective May 9, 2022. As of the date of this annual report, the current employment agreement (the “CFO Employment Agreement”) dated May 9, 2022 between Mr. Cheng Hock Phuah and the Company governs the terms and conditions of Mr. Phuah Cheng Hock’s employment, which is substantially in the form filed herein as Exhibit 10.2. Pursuant to the CFO Employment Agreement, we agreed to employ Mr. Phuah as the CFO for a monthly base salary of Singapore Dollars $13,000, payable in U.S. Dollars based on the last 7 days average exchange rate of USD to SGD on the Financial Reserve Website. Mr. Phuah’s employment is subject to a three-month probationary period. During the employment, Mr. Phuah shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Mr. Phuah may terminate the CFO Employment Agreement for cause, at any time, with one-month notice.

Our CEO and CFO have also agreed not to engage in any activities that compete with us, or to directly or indirectly solicit the services of our employees and clients, during employment and for a period of one year after termination of employment. Each of our CEO and CFO has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each of our CEO and CFO also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

D.	Employees

As of December 31, 2021, we had a total of 13 employees, consisting of one executive, eight staff members in research and development, and four staff members in other functions. We had a total of 22 employees as of December 31, 2020 and 19 employees as of December 31, 2019.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this annual report (unless otherwise indicated) by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days after the date of this annual report. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. The total number of ordinary shares issued and outstanding as of May 27, 2022 was 5,143,716,229 shares (including 102,900,000 ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share awards).

Ordinary
Shares
Beneficially
	Owned	Percentage
	Number	(%)
Directors and Executive Officers*:	—	—
Shi Qiu	—	—
Huahui Deng	—	—
Xiang Qu	—	—
Er-Yi Toh	—	—
Cong Huang	—	—

Keith Tan Jun Jie	—	—
Hua Zhou	—	—
Cheng Hock Phuah	—	—
Principal Shareholders
Jianming Jing(1)	453,998,870	8.82
Xiaojian Xu(2)	322,345,938	6.27
*	The business address of the directors and officers is Room 1215, Xin'nan Block No.2, Yuehai Street, Nanshan District, Shenzhen City, 518000, Guangdong Province, People’s Republic of China.
(1)	Representing 453,998,870 ordinary shares held by Jianming Jing. Jianming Jing is the spouse of Wei Zhu, the former co-Chairperson, co-chief executive officer and acting chief financial officer.
(2)	Representing 322,345,938 ordinary shares held by Xiaojian Xu.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Former shareholder of NBpay group, former shareholder of the Company holding more than 10% voting securities of the Company
Zhiyou Wang	Director of the Company’s affiliated company, shareholder of the Company
Guoda Technology (Shenzhen) Co., Ltd.	A company associated with Zhiyou Wang
Radiance Holding (HK) Limited	Shareholder of the Company

a)	As of December 31, 2021, the following balance was due from the related party:

		As of December 31,
Net Amount due from the related party		2021
		US$
Kaiming Hu	(i)	—
Guoda Technology (Shenzhen) Co., Ltd.	(ii)	1,503

i.

The amounts represent the receivables of $556,083 due from Mr. Kaiming Hu related to capital contribution. Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. At the end of 2021, the Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the money.

ii.	The amounts represent the receivables of $1,503 due from Guoda Technology (Shenzhen) Co., Ltd. related to office lease fee settlement.

b)	As of December 31, 2021, the following balance was due to the related party:

		As of December 31,
Net Amount due to the related party		2021
		US$
Zhiyou Wang	(i)	849,607
Radiance Holding (HK) Limited	(ii)	273,000

i.	The amounts represent the payables of $ 849,607 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of funds.
ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with shares.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by Our WFOE. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our PRC, Singapore and Hong Kong subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our PRC, Singapore and Hong Kong subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.”

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

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets for U.S. federal income tax purposes. As used herein, the term “United States Holder” or “U.S. Holders” means a beneficial owner of our ordinary share or ADS that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of all of the U.S. federal income tax consequences, including those that may be applicable to U.S. Holders if you are subject to special treatment under the United States federal income tax laws, such as:

●	a broker-dealer in securities or currencies;
●	a bank or other financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a pension plan;
●	a cooperative;
●	a tax-exempt organization (including a private foundation);
●	Certain former U.S. citizens or long-term residents;
●	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive or wash sale or a straddle;
●	a dealer or trader in securities that use the mark-to-market method of accounting;
●	a person who owns or is deemed to own 10% or more of our stock (by voter or value);
●	a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor therein);
●	a person whose “functional currency” for U.S. federal income tax purposes is not the United States dollar;
●	a person who acquires our ordinary shares or ADSs through the exercise of an employee share option or otherwise as compensation; or
●	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed place of business outside the United States.

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

These special tax rules generally apply to any “excess distribution” (generally any distribution paid during a taxable year to a U.S. Holder which is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) we make to the U.S. Holder and any gain realized from a sale or other disposition of our ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S Holder’s holding period for the ADSs or ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC with respect to the U.S. Holder (each, a “pre-PFIC year”), will be treated as ordinary income, and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that taxable year; and.
●	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Based upon that evaluation, our management has concluded that, our disclosure controls and procedures were effective as of December 31, 2021 in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were effective on December 31, 2021.

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

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Xiang Qu, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

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

	For the Year Ended December 31,
	2021	2020
Audit Fees	$106,000	$106,000
Audit-Related Fees	$77,500	$83,000
Tax Fees	—	—
All Other Fees	$36,000	—
Total	$219,500	$189,000

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

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

●	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.
●	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2) (A).
●	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.
●	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

●	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.
●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.
●	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 331/3% of the outstanding shares of the company’s common voting stock.
●	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.
●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.
●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.
●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.
●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:
●	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or
●	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

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

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)
2.3	Description of Securities (incorporated by reference to exhibit 2.3 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S- 8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
4.2*	2020 Share Incentive Plan
4.3	2021 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S- 8 registration statement (File No. 333-259774) filed with the SEC on September 24, 2021)
4.4	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.5

English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 10.1 to current report on form 6-K filed with the SEC on February 7, 2022)

4.6

English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd. and the shareholders of Mercurity (Beijing) Technology Co., Ltd. (incorporated by reference to exhibit 10.2 to current report on form 6-K filed with the SEC on February 7, 2022)

4.7*	Share Purchase Agreement, dated as of September 2, 2021, by and between the Registrant and TEAO TECHNOLOGY CO., LIMITED, GUANRUI TECHNOLOGY CO., LIMITED and Xuan Ying Co., Ltd
4.8

Share Purchase Agreement, dated as of May 17, 2020, by and among the Registrant and Universal Hunter (BVI) Limited (incorporated by reference to exhibit 4.18 to the annual report on form 20-F filed with the SEC on June 12, 2020)

4.9*	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Newlight X Ltd.
4.10*	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Castlewood Fintech Ltd.
4.11*	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Brighton Fintech Ltd.
4.12

Master Software Development Agreement, dated as of May 28, 2018, by and between Unicorn Investment Limited and BGA FOUNDATION LTD (incorporated by reference to exhibit 4.19 of our annual report on Form 20-F filed with the SEC on June 12, 2020)

4.13

Master Software Development Agreement, dated as of July 1, 2019, by and between Unicorn Investment Limited and BGA FOUNDATION LTD (incorporated by reference to exhibit 4.20 of our annual report on Form 20-F filed with the SEC on June 12, 2020)

4.14

Agreement for Software Development Services, dated October 12, 2020, by and between Mercurity Fintech Holding Inc. and Finblock Foundation LTD (incorporated by reference to exhibit 4.21 of our annual report on Form 20-F filed with the SEC on April 28, 2021)

4.15

English translation of Technical Service Agreement, dated July 29, 2020, by and between Beijing Lianji Technology Co., Ltd. and Beijing Qichi Trading Ltd (incorporated by reference to exhibit 4.21* of our annual report on Form 20-F filed with the SEC on April 28, 2021)

4.16*	Sales and Purchase Agreement, dated October 12, 2020, by and between Ucon Capital HK Limited and Carpenter Creek LLC.
4.17*	The Chief Executive Officer Employment Agreement with Mercurity Fintech Holding Inc.
4.18*	The Chief Financial Officer Employment Agreement with Mercurity Fintech Holding Inc.
8.1*	List of Subsidiaries of the Registrant
11.1*	Revised Code of Business Conduct and Ethics of the Registrant

12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.3**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
12.4**	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1	Letter from Michael T Studer CPA P.C. to the SEC (incorporated by reference to exhibit 15.1 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
15.2*	Consent of Shanghai Perfect C.P.A Partnership
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mercurity Fintech Holding Inc.
(Registrant)

Date: June 15, 2022	By:	/s/ Shi Qiu
Shi Qiu
Chief Executive Officer

Date: June 15, 2022	By:	/s/ Cheng Hock Phuah
Cheng Hock Phuah
Chief Financial Officer

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc. (formerly known as JMU Limited):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mercurity Fintech Holding Inc. (formerly known as JMU Limited) (the "Company") as of December 31, 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

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

June 13, 2022

We have served as the Company’s auditor since 2020

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		December 31,	December 31,	December 31,
	Note	2021	2020	2019
ASSETS:
Current assets:
Cash and cash equivalents		440,636	174,783	435,211
Accounts receivable	5	—	1,527,641	1,648,000
Prepaid expenses and other current assets, net	6	1,295,362	102,455	7,707
Amounts due from related parties	15	1,503	665,916	42,857
Current assets of discontinued operations	4	4,403	—	—
Total current assets		1,741,904	2,470,795	2,133,775

Non-current assets:
Intangible assets, net	7	8,197,290	383,289	1,208,340
Goodwill	8	—	8,107,014	5,529,178
Deferred tax assets		—	—	—
Non-Current assets of discontinued operations	4	—	—	—
Total non-current assets		$8,197,290	$8,490,303	$6,737,518

TOTAL ASSETS		$9,939,194	$10,961,098	$8,871,293

LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):
Current liabilities:
Accrued expenses and other current liabilities	9	218,437	677,629	836,552
Amounts due to related parties	15	1,122,607	30,866	—
Current liabilities of discontinued operations	4	30,938	—	—
Total current liabilities		$1,371,982	$708,495	$836,552

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		December 31,	December 31,	December 31,
	Note	2021	2020	2019
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Other non-current liabilities		—	—	—
Deferred tax liabilities		—	—	—
Non-current liabilities of discontinued operations	4	—	—	—
Total non-current liabilities		$—	$—	$—

TOTAL LIABILITIES		$1,371,982	$708,495	$836,552

Commitments and contingencies	17	$—	$—	$—

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2019, 2020 and 2021, and 2,108,869,528, 2,978,278,329 and 4,937,916,229 shares issued and outstanding as of December 31, 2019, 2020 and 2021)	11	49,401	29,805	21,096
Additional paid-in capital		668,183,689	649,145,830	645,330,800
Accumulated deficits		(660,765,745)	(640,019,614)	(638,368,341)
Accumulated other comprehensive (loss)/income		1,099,867	1,096,582	1,051,186
Total shareholders’ (deficit)/equity		$8,567,212	$10,252,603	$8,034,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$9,939,194	$10,961,098	$8,871,293

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2021	2020	2019

Revenues:
Technical services		5,864	1,402,300	1,738,000
Digital asset mining		664,307	—	—
Total revenues		$670,171	$1,402,300	$1,738,000

Cost of revenues		(702,679)	(79,150)	(257,023)
Gross profit		$(32,508)	$1,323,150	$1,480,977

Operating expenses:
General and administrative		(10,351,357)	(1,156,574)	(740,534)
Impairment loss		(2,123,904)	(835,344)	—
Total operating expenses		$(12,475,261)	$(1,991,918)	$(740,534)
(Loss)/income from operations		$(12,507,769)	$(668,768)	$740,443

Interest income, net		1,083	7,983	—
Other income/(Expenses), net		120,877	(32,533)	26,859
(Loss)/income before provision for income taxes		$(12,385,809)	$(693,318)	$767,302
Income tax benefits		—	—	—
(Loss)/Income from continuing operations		$(12,385,809)	$(693,318)	$767,302

Discontinued operations:
Loss from discontinued operations		(8,360,322)	(957,955)	(1,992,602)
Net loss		$(20,746,131)	$(1,651,273)	$(1,225,300)
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(20,746,131)	$(1,651,273)	$(1,225,300)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2021	2020	2019
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(20,746,131)	$(1,651,273)	$(1,225,300)
Continuing operations		(12,385,809)	(693,318)	767,302
Discontinued operations		(8,360,322)	(957,955)	(1,992,602)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share		3,888,373,404	2,675,881,652	1,723,033,130
Weighted average shares used in calculating diluted net loss per ordinary share		3,888,373,404	2,675,881,652	1,723,033,130

Net Loss per ordinary share
Basic		(0.00)	(0.00)	(0.00)
Diluted		(0.00)	(0.00)	(0.00)
Net Loss per ordinary share from continuing operation
Basic		(0.00)	(0.00)	(0.00)
Diluted		(0.00)	(0.00)	(0.00)
Net Loss per ordinary share from discontinued operation
Basic		(0.00)	(0.00)	(0.00)
Diluted		(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2021	2020	2019

Net loss		$(20,746,131)	$(1,651,273)	$(1,225,300)
Other comprehensive (loss)/income, net of tax of $nil:
Change in cumulative foreign currency trans adjustment		3,285	45,396	(166,607)
Comprehensive loss		$(20,742,846)	$(1,605,877)	$(1,391,907)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Accumulated	Total Mercurity
			Additional			other	Fintech Holding Inc.	Non	Total
			paid-in	Subscription	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Ordinary shares		Capital	receivable	deficit	loss	equity	interests	equity
	Number of
	Shares	Amount
Balance as of January 1, 2021	2,978,278,329	29,805	649,145,830	—	(640,019,614)	1,096,582	10,252,603	—	10,252,603
Share options exercised	3,602,880	36	13,058	—	—	—	13,094	—	13,094
Share-based compensation (Note 13)	603,177,880	6,032	8,343,830	—	—	—	8,349,862	—	8,349,862
Issuance of shares as a consideration for acquisition	—	—	—	—	—	—	—	—	—
Issuance of shares in the private placement (Note 11)	1,352,857,140	13,528	10,680,971	—	—	—	10,694,499	—	10,694,499
Net loss	—	—	—	—	(20,746,131)	—	(20,746,131)	—	(20,746,131)
Other comprehensive income	—	—	—	—	—	3,285	3,285	—	3,285
ions exercised with shares held by depository bank	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	4,937,916,229	49,401	668,183,689	—	(660,765,745)	1,099,867	8,567,212	—	8,567,212

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Accumulated	Total Mercurity
			Additional			other	Fintech Holding Inc.	Non	Total
			paid-in	Subscription	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Ordinary shares		Capital	receivable	deficit	loss	equity	interests	equity
	Number of
	Shares	Amount
Balance as of January 1, 2020	2,108,869,528	21,096	645,330,800	—	(638,368,341)	1,051,186	8,034,741	—	8,034,741
Share options exercised (Note 11)	18,270,720	184	—	—	—	—	184	—	184
Share-based compensation (Note 13)	—	—	285,950	—	—	—	285,950	—	285,950
Issuance of shares as a consideration for acquisition	761,789,601	7,618	3,229,987	—	—	—	3,237,605	—	3,237,605
Issuance of shares in the private placement	90,000,000	900	299,100	—	—	—	300,000	—	300,000
Net loss	—	—	—	—	(1,651,273)	—	(1,651,273)	—	(1,651,273)
Other comprehensive income	—	—	—	—	—	45,396	45,396	—	45,396
Settlement of share options exercised with shares held by depository bank (Note 11)	(650,520)	7	(7)	—	—	—	—	—	—
Balance as of December 31, 2020	2,978,278,329	29,805	649,145,830	—	(640,019,614)	1,096,582	10,252,603	—	10,252,603

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Accumulated	Total Mercurity
			Additional			other	Fintech Holding Inc.	Non	Total
			paid-in	Subscription	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Ordinary shares		Capital	receivable	deficit	loss	deficit	interests	deficit
	Number of
	Shares	Amount
Balance as of January 1, 2019	1,476,208,670	14,768	634,016,215	—	(637,143,041)	(19,074,219)	(22,186,277)	—	(22,186,277)
Share options exercised (Note 11)	56,028	1	—	—	—	—	1	—	1
Share-based compensation (Note 13)	—	—	(53,967)	—	—	—	(53,967)	—	(53,967)
Issuance of shares as a consideration for acquisition	632,660,858	6,327	6,847,499	—	—	—	6,853,826	—	6,853,826
Disposal of subsidiaries and VIEs	—	—	4,521,053	—	—	20,292,012	24,813,065	—	24,813,065
Net loss	—	—	—	—	(1,225,300)	—	(1,225,300)	—	(1,225,300)
Other comprehensive income	—	—	—	—	—	(166,607)	(166,607)	—	(166,607)
Settlement of share options exercised with shares held by depository bank (Note 11)	(56,028)	—	—	—	—	—	—	—	—
Balance as of December 31, 2019	2,108,869,528	21,096	645,330,800	—	(638,368,341)	1,051,186	8,034,741	—	8,034,741

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net income/(loss)	(20,746,131)	(1,651,273)	(1,225,300)
Less: Net loss from discontinued operations	(8,360,322)	(957,955)	(1,992,602)
Net (loss)/income from continuing operations	(12,385,809)	(693,318)	767,302

Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Impairment loss	2,123,904	835,344	—
Gain from disposal of intangible assets	(121,020)	—	(8,340)
Stock-based compensation	8,349,862	286,132	—
Changes in operating assets and liabilities, net of effect of acquisitions	—	—	—
Accounts receivable, net of allowance including net impact of acquisition of subsidiaries and VIE	380,510	835,533	(1,648,000)
Prepaid expenses and other current assets including net impact of acquisition of subsidiaries and VIE	(1,724,999)	(740,150)	204,830
Accrued expenses and other current liabilities including net impact of acquisition of subsidiaries and VIE	(241,143)	(161,626)	329,837
Other non-current liabilities	—	—	(29,540)
Net cash used in continuing operations	(3,618,695)	361,915	(383,911)
Net cash (used in)/provided by discontinued operations	(386,777)	(957,591)	(260,710)
Net cash used in operating activities	(4,005,472)	(595,676)	(644,621)

Cash flows from investing activities:

Digital assets received as payment	(5,864)	(17,863)	—
Digital assets used to pay expenses	2,174,319	7,571	—
Disposal of digital assets	425,988	—	—
Proceeds from disposal of subsidiaries, VIIE and VIE's subsidiaries, Net of cash disposed	—	—	516,930
Cash acquired from acquisition of subsidiary and VIE	—	—	—
Net cash (used in)/provided by continuing operations	2,594,443	(10,292)	516,930
Net cash used in discontinued operations	—	144	71,409
Net cash (used in)/provided by investing activities	2,594,443	(10,148)	588,339

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2021	2020	2019

Cash flows from financing activities:
Issuance of common stock	713,082	300,000	—
Borrowings	935,793	—	—
Cash paid for debt	(93,091)	—	—
Net cash provided by continuing operations	1,555,784	300,000	—
Net cash provided by discontinued operations	120,419	—	—
Net cash provided by financing activities	1,676,203	300,000	—

Effect of exchange rate changes by continuing operations	2,953	43,374	136,750
Effect of exchange rate changes by discontinued operations	403	2,022	(1,930)
Effect of exchange rate changes	3,356	45,396	134,820

Increase/(decrease) in cash and cash equivalents	268,530	(260,428)	78,538

Cash and cash equivalents, beginning of the year	$174,783	$435,211	$356,673

Cash and cash equivalents of continuing operations, end of the year	440,636	142,557	281,486
Cash and cash equivalents of discontinued operations, end of the year	2,677	32,226	153,725
Cash and cash equivalents, end of the year	$443,313	$174,783	$435,211
Supplement disclosure of cash flow information Interest paid	—	4	210,752

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

On May 21, 2019, the Company acquired Unicorn Investment Limited (“Unicorn”) and its subsidiaries and a VIE (“the Acquisition”). Pursuant to a share purchase agreement, the Company purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 632,660,858 newly issued ordinary shares of the Company. On that date, Unicorn, a developer of asset transaction platform products based on blockchain technologies, became a wholly owned subsidiary of the Company. On December 28, 2020, Unicorn changed its name from Unicorn Investment Limited to Mercurity Limited.

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

In the first half of 2021, the principal business is to design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

In the second half of 2021, the board and the management of the Company changed and the future business plan was recalibrated. Blockchain technology services and cryptocurrency mining have become the main business of the Company in the future.

Blockchain technology services include designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

On October 17, 2021, the Company incorporated Golden Nation Ltd. in New York, which plans to invest in and develop the cryptocurrency mining business in March 2022.

The Company has entered into digital asset mining pools by executing contracts with a sharing mining service providers to provide computing power to the mining pool. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company's fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services is an output of the Company's ordinary activities. The provision of such computing power is the only performance obligation in the Company's contracts with mining pool operators or contracts with the sharing mining service providers. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Due to the adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transactions, the Company's board of Directors decided on December 10, 2021 to divest the two Chinese operating companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the VIE entities to be divested have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2019 and 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

As of December 31, 2021, the Company’s major subsidiaries and VIEs (collectively, the “Group”) are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited (“Ucon”)	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd. (“Lianji Future” or “WFOE”)	May 21, 2019	PRC	100%
NBpay Investment Limited (NBPay Investment)	March 2, 2020	British Virgin Islands	100%
NBpay Fintech Pte Ltd (NBpay)	March 2, 2020	Singapore	100%
Golden Nation Ltd.	October 17, 2021	USA	100%
VIE:
Beijing Lianji Technology Co., Ltd. (“Lianji Technology” or “VIE”)	May 21, 2019	PRC	N/A
Mercurity (Beijing) Technology Co., Ltd. (“Mercurity Beijing” or “VIE”)	May 21, 2019	PRC	N/A

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The following is a summary of the various VIE agreements:

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

Agreements that Provide the Company with Effective Control over VIE (continued)

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE arrangements (continued)

Agreements that Provide the Company with Effective Control over VIE (continued)

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

●revoke the Group’s business and operating licenses;
●require the Group to discontinue or restrict its operations;
●restrict the Group’s right to collect revenues;
●restrict or prohibit the Group to finance its business and operations in China;
●shut down the Group’s servers or block the Group’s website;
●require the Group to restructure its operations;
●impose additional conditions or requirements with which the Group might not be able to comply, levy fines, confiscate the Group’s income or the income of its PRC subsidiary or affiliated PRC entities; or
●take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE.

The VIE termination arrangements

On December 24, 2021, the board of the Company decided to dismantle the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. Therefore, in the financial

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

statements for the year ended December 31, 2021, Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd. are listed as discontinued concerns.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE termination arrangements (continued)

On January 15, 2022, Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd.(VIE), signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou and Zhou Jie, the 2b3np shareholders of Beijing Lianji Technology Co., Ltd.. According to the agreement, from the date hereof, each Party no longer retains any right under the Existing Control Documents and no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the opposite Party, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd., Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc. jointly signed an Agreement on Modification of Customer's Rights and Obligations. Beijing Lianji Technology Co., Ltd. transfered all of its receivables and other creditor's rights to Beijing Lianji Future Technology Co., Ltd., and all debts owned by Beijing Lianji Technology Co., Ltd. to Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc were borne by Beijing Lianji Future Technology Co., Ltd..

On January 15, 2022, Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd. (VIE), signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou, the shareholders of Beijing Lianji Technology Co., Ltd.. According to the agreement, from the date hereof, each Party no longer retains any right under the Existing Control Documents and no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the opposite Party, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd., Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc. jointly signed an Agreement on Modification of Customer's Rights and Obligations. Mercurity (Beijing) Technology Co., Ltd. transfered all of its receivables and other creditor's rights to Beijing Lianji Future Technology Co., Ltd., and all debts owned by Mercurity (Beijing) Technology Co., Ltd. to Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc were borne by Beijing Lianji Future Technology Co., Ltd..

Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the VIE entities to be divested have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2019 and 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE termination arrangements (continued)

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements as follows:

	For the year Ended December 31,
	2021	2020	2019
Cash and cash equivalents	—	32,226	153,725
Prepaid expense and other current assets, Net	—	700,538	7,707
Current assets of discontinued operations	4,403	—	—
Total current assets	4,403	732,764	161,432
Total assets	4,403	732,764	161,432

Accrued expenses and other current liabilities	—	104,350	70,781
Due to the related party	—	30,866	—
Current liabilities of discontinued operations	30,938	—	—
Total current liabilities	30,938	135,216	70,781
Total liabilities	30,938	135,216	70,781

	For the year Ended December 31,
	2021	2020	2019
Revenues	—	—	—
Loss from continuing operations	—	—	—
Loss from discontinued operations	(8,360,322)	(957,955)	(284,611)

	For the year Ended December 31,
	2021	2020	2019
Net cash provided by discontinued operations used in operating activities	(386,777)	(926,725)	82,608
Net cash provided by discontinued operations used in investing activities	—	144	71,409
Net cash provided by discontinued operations used in financing activities	120,419	927,995	—
Effect of exchange rate changes	403	(122,913)	—

The VIE contributed aggregate of nil of revenues and $284,611 of net loss for the year ended December 31, 2019, $79,289 of revenues and $957,955 of net loss for the year ended December 31, 2020, and $122,343 of revenues and $8,360,322 of net loss for the year ended December 31, 2021, respectively. These revenues and net losses are listed in Loss from discontinued operations of the consolidated statements of operations, as a result of the decision of the company's board of Directors to dismantle the VIE structure and divest the company controlled through the VIE agreement.

As of December 31, 2019, 2020 and 2021, excluding intercompany balance the VIE accounted for an aggregate of 1.8%, 6.69% and 0.04%, respectively, of the consolidated total assets, 8.5%, 19% and 2.25%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of cash and cash equivalents, accounts receivable and amount due from a related party.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE termination arrangements (continued)

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Accounts receivable, net of allowance

The company’s accounts receivable accounting policy until December 31, 2019, prior to the adoption of the new Current Expected Credit loss (“CECL” standard).

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

Prior to the acquisition of Unicorn, accounts receivable was all derived from the Food Supply Chain business which is classified as discontinued operations in the years ended December 31, 2019. The provision for doubtful accounts receivable of $43,826 were recognized for this business for the years ended December 31, 2019.

From January 1, 2020,the company adopted the new CECL rule and recognizes its estimate of expected credit losses as an allowance to its account receivable.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net of allowance (continued)

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

Allowance for credit losses related to the Company’s accounts receivable was $1,147,131 as of December 31, 2021. Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the blockchain technology services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. At the end of 2021, the Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the money.

Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill ("ASC 350-30"). Our intangible assets are cryptocurrencies which are measured at cost. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition. We estimated the fair values of the intangible assets and recognized $372,995 impairment loss for the year ended December 31, 2021.

Impairment of goodwill

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

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

The Company has determined to perform the annual impairment tests on December 31 of each year. The $8,107,014 goodwill as of December 31, 2020 was attributable solely to the Mercurity Limited and NBPay business. Since 2021, the Company has experienced a change of control, the new board and management have reformulated the Company's business plan, and the Company has decided to discontinue the original business of Mercurity Limited and NBPay due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 targeting the production and trading of digital currency. As a result, the Company recognized the impairment loss of goodwill of

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

$8,107,014 for the year ended December 31, 2021, which is shown as Loss/income from discontinued operations in the consolidated income statement.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company generates revenues primarily from digital asset mining and blockchain technical services.

On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators or executing contracts with the sharing mining service providers to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators or contracts with the sharing mining service providers. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Technical services

For software development, the Company recognizes revenue over time as the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

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

The Company does not disclose the value of unsatisfied performance obligations as the Company’s revenue contract is with an original expected length of one year or less.

Cost of revenue

The Company's cost of digital asset mining revenue consists primarily of direct production costs related to mining operations, including utilities and other service charges, but excluding depreciation and amortization, which are separately stated in the Company's consolidated statements of operations.

Cost of technical services revenues is payroll of technical personnel.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

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

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Company had stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the stock options and restricted share units is computed using the treasury stock method. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses from operations, as their effect would be anti-dilutive.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net loss per share (continued)

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

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and related services. The Company’s revenues are derived from British Virgin Islands and Asia pacific regions, no geographical segments are presented.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - inputs are based upon quoted prices for instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models, and similar techniques.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements. The Company as an EGC has elected to adopt the new lease standard as of the effective date applicable to nonissuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Company will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Company is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2021, the Company has US$66,667 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 15).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for the public business entities. As amended in ASU 2018-19, for companies that file under private company guidelines, this ASU will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Company as an EGC has elected to adopt the new ASU as of the effective date applicable to nonissuers and will implement the new ASU on January 1, 2023 using the modified retrospective method. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities: The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments are also effective for private entities with fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3.    CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

There were only two customers for the year ended December 31, 2021, thus all revenue and accounts receivable were derived from these two customers.

Currency convertibility risk

From time to time, the Company’s businesses may be transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. After the strategic shift mentioned above, the Company’s business is mainly transacted in U.S. dollar resulting minor exposure to currency convertibility risk.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 1.3%, 6.2% and 2.3% in the years ended December 31, 2019, 2020 and 2021 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

3.    CONCENTRATION OF RISK (CONTINUED)

Foreign currency exchange rate risk (continued)

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

4.    DISCONTINUED OPERATIONS

On December 24, 2021, the board of the Company decided to dismantle the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. Therefore, in the financial statements for the year ended December 31, 2021, Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd. are listed as discontinued concerns.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The financial results of Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd. are summarized set out below. The assets, liabilities, revenue and expenses have been reclassified as discontinued operations to retrospectively reflect the changes for the year ended December 31, 2021.

For the year ended
December 31, 2021
US$
Carrying amounts of assets under disposal
Cash and cash equivalents	2,677
Accounts receivable	—
Inventories	—
Prepaid expenses and other current assets, net	1,726
Amounts due from related parties	—
Current assets of discontinued operations	4,403
Property and equipment, net	—
Non-current assets of discontinued operations	—
Total assets of discontinued operations	4,403
Carrying amounts of liabilities under disposal
Short-term bank borrowings	—
Accounts and notes payable	—
Accrued expenses and other current liabilities	3,194
Advance from customers	—
Amounts due to related parties	27,744
Current liabilities of discontinued operations	30,938
Amount due to related parties	—
Non-current liabilities of discontinued operations	—
Total liabilities of discontinued operations	30,938

4.    DISCONTINUED OPERATIONS (CONTINUED)

December 31, 2021
US$
Revenues	122,343
Cost of revenues	(41,668)
Gross profit	80,675
General and administrative	(334,880)
Impairment loss (Note 8)	(8,107,943)
Loss from operations	(8,362,148)
Interest expense, net	91
Other income/(expenses), net	1,735
Loss before provision for income taxes	(8,360,322)
Income tax benefits	—
Net loss	(8,360,322)

Nature of the relationships with related parties:

Name	Relationship with the Company
Zhiyou Wang	Shareholder

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

As of December 31, 2021, the following balances were due from/ to the related parties:

Current liabilities

	For the year ended
	December 31, 2021
Amount due to related parties	US$
Zhiyou Wang	27,744	(i)

(i)	The amount represents the payable due to related parties relating to the daily operations.

5.    ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
	US$	US$	US$

Accounts receivable	1,147,131	1,527,641	1,648,000
Less: allowance for doubtful accounts (i)	1,147,131	—	—
	—	1,527,641	1,648,000

(i)	Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the blockchain technology services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. At the end of 2021, the Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the money.

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
	US$	US$	US$

Other receivables, net of allowance for doubtful accounts of $nil, $nil and $nil at December 31, 2019, 2020, 2021	—	91,266	2,566
Prepaid rental expenses	—	11,189	5,141
Prepaid professional service expenses	3,578	—	—
Prepaid for BTC mining cloud computing power	1,291,784	—	—
	1,295,362	102,455	7,707

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

7.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
	US$	US$	US$
Bitcion (i)	5,189,195	—	—
USD Coin (ii)	3,002,231	—	—
Others	5,864	1,218,633	1,208,340
Total Cryptocurrencies	8,197,290	1,218,633	1,208,340

Less: Accumulated impairment	—	(835,344)	—
Intangible assets, Net	8,197,290	383,289	1,208,340

(i)	As of December 31, 2021, the Company held 106.9936 Bitcoins with a total value of $5,051,163 based on the trading closing price shown on Feixiaohao platform. The company did not recognize any impairment loss on these Bitcoins in the consolidated financial statements for the year ended December 31, 2021. As the market price of bitcoin has declined significantly since 2022, the value of 106.9936 Bitcoins based on the closing price displayed on Feixiaohao platform on May 27, 2022 is $3,143,431. Nevertheless, the company remains confident about bitcoin's future market value.
(ii)	As of December 31, 2021, the Company held 3,005,537.5 USD coins with a total value of $3,005,417 based on the trading closing price shown on Feixiaohao platform. The value of 3,005,537.5 USD coins based on the closing price displayed on Feixiaohao platform on May 27, 2022 is $3,008,242.

7.    INTANGIBLE ASSETS, NET (CONTINUED)

The movement of intangible assets for the year ended December 31, 2019, 2020 and 2021 is as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
	US$	US$	US$
Balance as of January 1, 2019, 2020 and 2021	383,289	1,208,340	—
Addition: received Cryptocurrencies payments (i)	10,000,363	17,863	1,200,000
Purchase	—	—	10,402
Mining out (ii)	664,307	—	—
Deduction: Payment made by Cryptocurrencies (iii)	(2,141,375)	(6,923)	—
Deduction: disposal of Cryptocurrencies (iv)	(336,299)	(647)	(2,062)
Impairment (v)	(372,995)	(835,344)	—
Balance as of December 31, 2019, 2020 and 2021	8,197,290	383,289	1,208,340

(i)	During the year ended 2021, the Company received Cryptocurrencies as payments, the fair market at the date the Cryptocurrencies were received was $10,000,363.

(ii)	During the year ended 2021, the Company mined out 11.75513 Bitcoin by purchasing cloud computing power, the fair market at the date the Cryptocurrencies were mined out was $664,307.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(iii)	During the year ended 2021, the Company used Cryptocurrencies with a book value of $2,141,375 to pay Bitcoin mining cloud computing power and professional services expenses. The fair market value at the date the cryptocurrencies were used to pay the expenses was $2,174,463.

(iv)	During the year ended 2021, the Company sold 6.86166 Bitcoins and a small number of other cryptocurrencies with a book value of $336,299 and get $440,404 into the Company's bank account.

(v)	At the year end, or more frequently when events or changes in circumstances indicate that it might be impaired in accordance with ASC350, “Intangibles-Goodwill and Other”, the Company is required to perform impairment tests. The Company performed the digital assets impairment test on June 30,2021 and record an impairment loss of $372,995.

8.    GOODWILL

The changes in the goodwill balance for the year ended December 31, 2021 is as follows:

For the year ended
December 31, 2021
US$

Balance as of January 1, 2021	8,107,014
Impairment loss (i)	(8,107,014)
Balance as of December 31, 2021	—

(i)	The Company has determined to perform the annual impairment tests on December 31 of each year. The $8,107,014 goodwill as of December 31, 2020 was attributable solely to the Mercurity Limited and NBPay business. Since 2021, the Company has decided to discontinue the original business of Mercurity Limited and NBPay due to the adverse regulatory measures taken by the Chinese government in the second half of 2021 targeting the production and trading of digital currency. As a result, the Company recognized the impairment loss of goodwill of $8,107,014 for the year ended December 31, 2021, which is shown as Loss/income from discontinued operations in the consolidated income statement.

9.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,	December 31,
	2021	2020	2019
	US$	US$	US$
Accrued payroll and welfare	56,989	142,826	59,897
Accounts payable	—	16,000	—
Payables for professional fees	157,643	517,934	736,227
Other tax payable	3,635	869	7,697
Other	170	—	32,731
Total accrued expenses and other current liabilities	218,437	677,629	836,552

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

10.  INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2021 on the basis that the Company’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

10.  INCOME TAXES (CONTINUED)

Singapore

On March 2, 2020, the Company acquired NBpay’s subsidiary NBpay Fintech Pte Ltd. Under the Singapore tax laws, the Company’s subsidiary in Singapore is subject to Singapore profits tax rate at 17%. No provision for Singapore profits tax was made for the year ended December 31, 2021 on the basis that the taxable income of the Company’s Singapore subsidiary was less than the exempted amount.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company's entities operating in the PRC is 25%.

No taxable income was generated for both domestic and foreign entities of the Company. No income tax was credited to the Company.

The significant components of the Company's deferred tax assets were as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
	US$	US$	US$
Deferred tax assets
Net operating loss carry forwards	—	439,629	199,827
Valuation allowance	—	(439,629)	(199,827)
Total deferred tax assets	—	—	—

The Company considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward years, the Company's experience with tax attributes expiring unused and tax planning alternatives. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward years provided for in the tax law.

Since the Company has ceased to continue to operate all the businesses of the VIE entities in China, the uncovered losses incurred by the VIE entities in the previous years will not be covered in the next five years. Therefore, the Company's financial statements do not recognize deferred income tax assets for these uncovered losses.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

10.  INCOME TAXES (CONTINUED)

Unrecognized Tax Benefits (continued)

There were no aggregate undistributed earnings of the Company’s subsidiary and VIE located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2021.

The impact of an uncertain tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2019, 2020 AND 2021. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits within 12 months from December 31, 2021. The Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

Since the incorporation, the relevant tax authorities of the Company's subsidiary and located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2016 to 2021 of the Company's PRC subsidiary and VIE, remain subject to tax audits as of December 31, 2021, at the tax authority’s discretion.

11.  ORDINARY SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

On May 21, 2019, the Company issued 632,660,858 ordinary shares to Unicorn’s original shareholders for the acquisition of Unicorn.

On May 3, 2020, the Company issued 761,789,601 ordinary shares to NBpay’s original shareholders for the acquisition of NBpay.

11.  ORDINARY SHARES (CONTINUED)

On May 20, 2020, the Company issued 90,000,000 ordinary shares to an investor through private placement for US$300,000.

On August 13, 2020, the Company issued and transferred 36,000,000 ordinary shares to its depositary bank representing 1,000,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On January 27, 2021 and March 3, 2021, the Company totally issued 210,000,000 ordinary shares to an investor through a private placement for US$700,000.

On March 1, 2021, the Company issued and transferred 394,200,000 ordinary shares to its depositary bank representing 1,095,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors through a private placement for 105.2385 Bitcoins with a market value of $5 million.

On September 27, 2021, the Company issued and transferred 399,999,960 ordinary shares to its depositary bank representing 1,111,111 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors through a private placement for 5,000,000.00 USD Coins with a market value of approximately $5 million.

As of December 31, 2019, 2020 and 2021, 37,462,294, 55,983,312 and 775,117,466 ordinary shares, respectively, out of these 868,563,072 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2019, 2020 and 2021, 636,818, 18,379,800 and nil common shares, respectively, remained for future issuance.

12.  FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2019, 2020 and 2021.

Measured at fair value on a non-recurring basis

The Company measures the acquired assets and liabilities at fair value on a nonrecurring basis as result of the business acquisition. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of the future cash flow and the discount rate.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

The Company measures goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primarily included management projections on the discounted future cash flow analysis including the discount rate using the weighted average cost of capital of 24% and expected revenue growth rates. Due to the business changes caused by the change of control of the Company and the adverse impact of the regulatory policies in mainland China, the Company ceased all the business of the main business entity in China controlled through the VIE agreement, and recognized a goodwill impairment loss of $8,107,014 for the year ended December 31, 2021.

13.  SHARE BASED COMPENSATION

2011 Share Incentive Plan

On February 1, 2011, the Board of Directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards.

The Company recognized compensation cost on the share options to employees under 2011 Plan on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and the options granted during 2014 vest on the first anniversary of the date of grant.

On July 27, 2015, the Board of Directors approved to grant 28,841,700 Restricted Share Units (“RSUs”) awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary share at the time the award vests with zero exercise price. The issued RSUs will vest 50%, and 50%, respectively, on each anniversary of the grant date. The Company recognizes share-based compensation cost on the RSUs on a straight-line basis over the vesting period from the grant date.

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

On July 1, 2016, under the 2011 Plan, the Board of Directors approved to grant 32,028,700 share options with exercise price of $0.20 per share to its employees and management. 40%, 30% and 30% of the shares subject to the options shall vest on the second, third and fourth anniversary of the vesting commencement date, respectively, provided that the optionee continues to be a service provider to the Company.

On July 1, 2016, the Board of Directors also approved to grant 10,430,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs will vest 100% when the following two conditions are both met: a) on and after the first anniversary of the grant date and b) the market price of the Company’s ADS is not less than $7 per ADS. As the second condition was not met, nil RSU was vested as of December 31, 2019. The Company recognizes share-based compensation cost on the RSUs ratably over the 12 months from the grant date.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

On July 9, 2020, the Board of Directors also approved to grant 550,001 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Company recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On January 3, 2021, the management approved to grant 123,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

13.  SHARE BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

On January 25, 2021, the management also approved to grant 224,000 RSUs awards pursuant to the 2011 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On March 1, 2021, due to a big change in the Company's major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

2020 Share Incentive Plan

On November 24, 2020, the Board of Directors approved the Company 2020 Share Incentive Plan (“2020 Plan”). The 2020 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the share options to employees under 2020 Plan on a straight-line basis over the requisite service period.

On November 24, 2020, the Board of Directors also approved to grant 205,600 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs issued RSUs has a four-year time-based vesting schedule with a one-year cliff. After the cliff, 1/12 of the remaining granted shares vest each quarter until the four-year vesting period is over. The Company recognizes share-based compensation cost on the RSUs ratably over the 4 years from the grant date.

On January 3, 2021, the management also approved to grant 140,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On January 25, 2021, the management also approved to grant 100,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

On March 1, 2021, due to a big change in the Company's major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

On April 30, 2021, the management also approved to grant 20,000 RSUs awards pursuant to the 2020 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. The issued RSUs can be exercised immediately.

2021 Share Incentive Plan

On August 24, 2021, the Board approved the Company 2021 Share Incentive Plan (“2021 Plan’’). The 2021 Plan permits the awards of restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the share options to employees under 2021 Plan on a straight-line basis over the requisite service period.

13.  SHARE BASED COMPENSATION (CONTINUED)

2021 Share Incentive Plan (continued)

On August 25, 2021, the management approved to grant 1,099,443 RSUs awards pursuant to the 2021 Plan. Each RSU represents the contingent right of the participant to receive an ordinary share. Each RSU is an agreement to issue ordinary shares at the time the award vests with zero exercise price. According to the decision of management, 527,777 RSUs can be exercised immediately, 50% of the rest 571,666 RSUs has a six months time-based vesting schedule, 50% of the rest 571,666 RSUs has a twelve months time-based vesting schedule.

1.   Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under the 2011 Plan for the year ended December 31, 2021(one share of RSU, or ADR equals to 360 shares of ordinary share ):

	Outstanding RSUs
	Number of Shares	Grant date Fair value
		(US$)
Unvested as of January 1, 2021	50,001	2.54
Grant	347,000	3.38
Vested and transfer to grantee	(691,000)	2.89
Forfeited and expected Forfeit	(43,500)	2.540
Unvested as of December 31, 2021	112,501	2.43

(a)	Restricted Shares Award Granted to Employees (continued)

The following table summarizes the Company's restricted shares award issued under the 2020 Plan for the year ended December 31, 2021(one share of RSU, or ADR equals to 360 shares of ordinary share):

	Outstanding RSUs
	Number of Shares	Grant date Fair value
		US$
Unvested as of January 1, 2021	205,600	2.84
Grant	260,000	3.57
Vested and transfer to grantee	(362,800)	3.36
Forfeited and expected Forfeit	(102,800)	2.84
Unvested as of December 31, 2021	—	—

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(a)Restricted Shares Award Granted to Employees (continued)

The following table summarizes the Company's restricted shares award issued under the 2021 Plan for the year ended December 31, 2021(one share of RSU, or ADR equals to 360 shares of ordinary share):

	Outstanding RSUs
	Number of Shares	Grant date Fair value
		US$
Unvested as of January 1, 2021	—	—
Grant	1,099,443	2.95
Vested and transfer to grantee	(1,099,443)	2.95
Forfeited and expected Forfeit	—
Unvested as of December 31, 2021	—

13.  SHARE BASED COMPENSATION (CONTINUED)

(b)   Options Granted to Employees

The following table summarizes the Company’s employee share options under 2011 Plan for the year ended December 31, 2021:

Weight
		Weight	Weight	average
		average	average	remaining	Aggregate
	Number of	exercise	grant date	contractual	Instrinsic
	Share	price	fair value	life	value
		US$	US$	US$	US$
Outstanding as of January 1, 2021	6,982,920	0.004	0.10	0.17	46,017
Grant	—	—	—	—	—
Exercised	(3,602,880)	0.012	0.005	—	28,038
Forfeited and expected Forfeit	(3,380,040)	—	—	—	—
Vested and expect to vest as of December 31, 2021	—	—	—	—	—
Exercisable as of December 31, 2021	—	—	—	—	—

$nil, $286,132 ($182 common stock and $285,950 additional paid-in capital) and $nil share-based compensation charged to operating expenses of continuing operations for the years ended December 31, 2019, 2020 AND 2021 under 2011 Plan.

The share-based compensation of $53,967 was credited to operating expenses of discontinued operations for the years ended December 31, 2019 under 2011 Plan, respectively. The July 1, 2016 grants of both the 32,028,700 share options and the 10,430,000 RSUs require participants have continuous employment to qualify for vesting of their benefits under the 2011 Plan. Accordingly, during the year ended December 31, 2019, the credit to operating expenses of discontinued operations of $53,967 is net of forfeitures related to terminated employees of $248,463 which represents prior charges for benefits that will never be received by the former employees. In addition, during the year ended December 31, 2019, the net credit of $53,967 includes a reduced charge of discontinued operations of $194,496 for the cost at benefits for remaining continuing employees (not terminated employees) still qualifying for benefits under the 2011 Plan.

On September 1, 2015, the Board of Directors approved that all 3,312,618 unvested options and 28,639,900 RSUs granted under 2011 Plan became vested and exercisable (“Accelerated Awards”) as of September 1, 2015. This was

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

13.  SHARE BASED COMPENSATION (CONTINUED)

On August 31,2020, the Company approved to extend the expiration date of these Accelerated Awards to February 28, 2021. 270,720 shares of the 15,760,449 Accelerated Awards were excised and 8,506,809 shares were forfeited in 2020. 3,602,880 shares of the 6,982,920 Accelerated Awards were excised and the remaining 3,380,040 shares were forfeited after February 28, 2021, the extended expiration date.

The aggregated intrinsic value of stock options outstanding and exercisable as of December 31, 2019 and 2020 was calculated based on the closing price of the Company’s ordinary shares, $1.64 per ADS ($0.005 per ordinary share) and $3.05 per ADS ($0.008 per ordinary share) at December 31, 2019 and 2020, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2019 and 2020 was $280 and $9,399 respectively.

As of December 31, 2021, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Risk free rate is estimated based on yield to maturity of PRC international government bonds with maturity term close to the life of the options.

(3)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the life of the options.

(4)	Exercise price

The exercise price of the options was determined by the Company's Board of Directors.

(5)	Fair value of underlying ordinary shares

13.  SHARE BASED COMPENSATION (CONTINUED)

The estimated fair value of the ordinary shares underlying the options as of the respective valuation dates was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation dates was determined with the assistance of an independent third-party appraiser.

After the Company listed on NASDAQ in April 2015, the closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

14.  RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, over 10% share holder of Mercurity
Zhiyou Wang	Director of Mercurity’s affiliated companys, share holder of Mercurity
Guoda Technology (Shenzhen) Co., Ltd.	A company associated with Zhiyou Wang
Radiance Holding (HK) Limited	Share holder of Mercurity

a)	As of December 31, 2021, the following balance was due from the related party:

As of December 31,
Net Amount due from the related party	2021
US$
Kaiming Hu (i)	—
Guoda Technology (Shenzhen) Co., Ltd. (ii)	1,503

i.	The receivable due from Mr. Kaiming Hu is $556,083 at the end of December 31, 2021, related to capital contribution. Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. At the end of 2021, the

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the money.
ii.	The amounts represent the receivables of $1,503 due from Guoda Technology (Shenzhen) Co., Ltd. related to office lease fee settlement.
b)	As of December 31, 2021, the following balance was due to the related party:

Net Amount due to the related party	As of December 31,
2021
US$
Zhiyou Wang (i)	849,607
Radiance Holding (HK) Limited (ii)	273,000

i.	The amounts represent the payables of $849,607 due to Zhiyou Wang related to the Company's borrowing from shareholders because of a temporary shortage of funds.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company's borrowing shares from shareholders to pay agency fees with shares.

15.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2019, 2020 and 2021 were $nil, $18,589 and $101,508, respectively.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Years ending December 31,	US$
2022	24,978
Total	24,978

16.  MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Company are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Company to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $95,831, $290,135 and $93,096 for the years ended December 31, 2019, 2020 and 2021, respectively, reported as a component of operating expenses of continuing operations when incurred.

17.  STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiary, VIE and VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2019, 2020 and 2021, none of the Company’s PRC subsidiary and VIE has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

The appropriation to these reserves by the Company’s PRC subsidiary, VIE and VIE’s subsidiaries were all $nil for the years ended December 31, 2019, 2020 and 2021.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries.

17.  STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiary, VIE and VIE’s subsidiaries in the Company not available for distribution were $724,123, $1,439,369 and $268,195 as of December 31, 2019, 2020 and 2021, respectively, including $724,123, $1,439,369 and $268,195 of net restricted assets recorded under VIE and VIE’s subsidiaries in the Company.

18.  SUBSEQUENT EVENTS

Dismantle the VIE structure and divest mainland Companies controlled by VIE agreements

On January 15, 2022, Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd.(VIE), signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou and Zhou Jie, the shareholders of Beijing Lianji Technology Co., Ltd.. According to the agreement, from the date hereof, each Party no longer retains any right under the Existing Control Documents and no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the opposite Party, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd., Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc. jointly signed an Agreement on Modification of Customer's Rights and Obligations. Beijing Lianji Technology Co., Ltd. transfered all of its receivables and other creditor's rights to Beijing Lianji Future Technology Co., Ltd., and all debts owned by Beijing Lianji Technology Co., Ltd. to Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc were borne by Beijing Lianji Future Technology Co., Ltd.

On January 15, 2022, Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd. (VIE), signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou, the shareholders of Beijing Lianji Technology Co., Ltd.. According to the agreement, from the date hereof, each Party no longer retains any right under the Existing Control Documents and no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the opposite Party, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd., Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc. jointly signed an Agreement on Modification of Customer's Rights and Obligations. Mercurity (Beijing) Technology Co., Ltd. transfered all of its receivables and other creditor's rights to Beijing Lianji Future Technology Co., Ltd., and all debts owned by Mercurity (Beijing) Technology Co., Ltd. to Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc were borne by Beijing Lianji Future Technology Co., Ltd.

Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd. are no longer controlled by the Company and the Company no longer owns any companies controlled by VIE agreement.

18.  SUBSEQUENT EVENTS (CONTINUED)

An emergency caused by personal reasons of management and events that may cause significant losses to the company's assets

Mr. Wei Zhu, a director of the Board, the co-chairperson of the Board, the acting chief financial officer, and the co-chief executive officer of the Company, notified the Company of his resignation as a director, the co-chairperson, the acting chief financial officer, and the co-chief executive officer for personal reasons on March 28, 2022. Mr. Minghao Li, a member of the board of the directors (the "Board") of the Company, notified the Company of his resignation as a director for personal reasons on March 28, 2022. It has come to our attention that both Mr. Wei Zhu and Mr. Minghao Li have been detained and are currently under criminal investigation by the police in the People's Republic of China for potential charges unrelated to their positions or activities as officers and directors of the Company. The Company is not aware of the specific charges being investigated against each of Mr. Minghao Li and Mr. Wei Zhu.

As our former chief financial officer, Mr. Wei Zhu held the hardware cold wallet containing the Company's Bitcoin (BTC) and USD Coin (USDC) cryptocurrency. According to our communication with representatives from the Sheyang County Public Security Bureau of Yancheng City, Jiangsu Province, the Company suspected that during the course of the investigation, the police temporarily put a hold on the cold wallet which was maintained by Wei Zhu. The book value of the Bitcoins and USD Coins stored in the out-of-control wallet was $8,197,290. The Company verified that Bitcoins and USD Coins with a book value of $6,528,217 stored in the out-of-control wallet had been transferred to other unknown wallets.

The Company has engaged its PRC counsel, Deheng Law Offices, to actively communicate with the police to obtain information regarding the investigation and to release any of the Company’s assets that are currently or may be held by the police. The duration of the police investigation and its final results are unclear at this time and may be further delayed by the effects of COVID-19 restrictions in the PRC.