Form 20-F
period 2022-12-31
Mercurity Fintech Holding Inc.
filed 2023-04-25
CIK 1527762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

1330 Avenue of Americas, Fl 33,
New York, 10019, United States
(Address of principal executive offices)

Shi Qiu
Chief Executive Officer
Mercurity Fintech Holding Inc.
1330 Avenue of Americas, Fl 33,
New York, 10019, United States
Phone: +1(949)-678-9653
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.004 per share	MFH	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of April 5, 2023, the registrant had 46,538,116 ordinary shares outstanding, which was the only class of its registered securities outstanding as of that date.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

●	“we,” “us,”, “company”, “our company,” or “our” refers to Mercurity Fintech Holding Inc., which was formerly known as JMU Limited and Wowo Limited, its subsidiaries and its consolidated affiliated entities;
●	“MFH Tech” refers to Mercurity Fintech Technology Holding Inc., a wholly-owned subsidiary of the Company;
●	“Ucon” refers to Ucon Capital (HK) Limited, a subsidiary of the Company;
●	“NBpay” refers to NBpay Investment Limited, a subsidiary of the Company;
●	“Golden Nation” refers to Golden Nation Ltd., a subsidiary of the Company;
●	“NBpay Fintech” refers to NBpay Fintech Pte Ltd., a subsidiary of the Company;
●	“ordinary shares” refer to our ordinary shares, par value US$0.004 per share;
●	“ADS” refers to our American depositary shares, each of which represented 360 ordinary shares before the mandatory exchange of the ADS for ordinary shares and removal of the ADR facility, effective February 28, 2023;
●	“ADR” refers to American depositary receipt, which was cancelled on February 28, 2023 upon termination of the ADR facility;
●	“VIEs” refers to (i) Mercurity (Beijing) Technology Co., Ltd, or Mercurity Beijing, and (ii) Beijing Lianji Technology Co., Ltd., or Lianji, which, together with Mercurity Beijing, were consolidated by us solely for accounting purposes as variable interest entities, and which have ceased to be our consolidated entities, following the termination of our VIE structure on January 15, 2022;
●	“Our WFOE” or “Lianji Future” refers to Beijing Lianji Future Technology Co., Ltd., our subsidiary in China that is a wholly foreign-owned enterprise and entered into contractual arrangements that give it effective control over the VIEs;
●	“China” or the “PRC” refers to the mainland of the People’s Republic of China, excluding, for the purpose of this annual report only and references to the specific laws and regulations, Hong Kong, Macau and Taiwan;
●	“Renminbi” or “RMB” refers to the legal currency of China; and
●	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of related assets and liabilities of Renminbi into U.S. dollars were made at the rate of RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022, and all translations of related profit or loss and cash flow of Renminbi into U.S. dollars were made at the rate of RMB6.7290 to US$1.00, the exchange rate as set forth the annual average exchange rates for 2022 in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry might not grow at the rate projected by market data, or at all. Failure of our industry to grow at the projected rate may have a material adverse effect on our business and the market price of our shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results could differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the year ended December 31, 2020, 2021 and 2022, and selected consolidated balance sheet data as of December 31, 2021 and 2022, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the year ended December 31, 2018 and 2019, and consolidated balance sheet data as of December 31, 2018, 2019 and 2020 are derived from our consolidated financial statements not included in this annual report, of which the selected consolidated statements of operations data for the year ended December 31, 2018 and consolidated balance sheet data as of December 31, 2018 have been restated due to the divestiture of the discontinued operations in 2019. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data

	For the year ended December 31,
	2018	2019	2020	2021	2022
	（Note）	（Note）	（Note）	（Note）	（Note）

	(US$ in thousands, except share and share related data)
Selected consolidated statements of operations data:
Revenue:
Technical services	—	1,738	1,402	6	—
Cryptocurrency mining	—	—	—	664	783
Consultation services	—	—	—	—	80
Total Revenue	—	1,738	1,402	670	863
Cost of Revenue:
Technical services	—	(257)	(79)	—	—
Cryptocurrency mining	—	—	—	(703)	(1,362)
Consultation services	—	—	—	—	(19)
Total Cost of Revenue	—	(257)	(79)	(703)	(1,381)
Gross (loss)/profit	—	1,481	1,323	(33)	(517)
Operating expenses:
Selling and marketing	—	—	—	—	(35)
General and administrative	(1,809)	(741)	(1,157)	(10,351)	(2,156)
Provision for doubtful accounts	—	—	—	(1,751)	(3)
Loss on disposal of intangible assets	—	—	—	121	(30)
Impairment loss of intangible assets	—	—	(835)	(1,293)	(3,144)
Total operating expenses	(1,809)	(741)	(1,992)	(13,274)	(5,368)
(Loss)/income from operations	(1,809)	740	(669)	(13,306)	(5,885)
Loss from disposal of subsidiaries	—	—	—	—	(5)
Interest income, net	—	—	8	1	5
Other income, net	—	27	(33)	—	1
(Loss)/income before provision for income taxes	(1,809)	767	(693)	(13,305)	(5,884)
Provision for income tax benefits	—	—	—	—	249
(Loss)/Income from continuing operations	(1,809)	767	(693)	(13,305)	(5,635)
Discontinued operations:
Loss from discontinued operations	(121,431)	(1,992)	(958)	(8,360)	—
Net loss	(123,240)	(1,225)	(1,651)	(21,666)	(5,635)
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	(123,240)	(1,225)	(1,651)	(21,666)	(5,635)

Note:Due to the divestiture of our B2B business in July 2019, the results of operations from the B2B business has been reclassified as discontinued operations and the consolidated statements of operations for the year ended December 31, 2018 have been restated to reflect such reclassification. Due to the adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, the Company's Board of Directors decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements and the divestiture was completed on January 15, 2022. The financial information related to the two divested VIEs subject to divestment have been reclassified in the accompanying audited consolidated financial statements as discontinued operations for the year ended December 31, 2020 and 2021. The consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2019 and 2020 are adjusted retrospectively to reflect the change.

Due to the price crash of Bitcoin in 2022, the Company, as a matter of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired. The Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December

31, 2021. The Company restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes.

In the previously issued consolidated statements of operations for the year ended December 31, 2021, The Company did not clearly disclose the Provision for Doubtful Accounts, (Loss)/Income on disposal of intangible assets and Impairment loss of intangible assets, which were generally listed in Impairment Loss. The Company restated these items in the current consolidated statement.

	As of December 31,
	2018	2019	2020	2021	2022

	(US$ in thousands)
Selected consolidated balance sheet data:
Total current assets	4,619	2,134	2,471	1,742	7,516
Total assets	5,025	8,871	10,961	9,020	18,893
Total current liabilities	20,289	837	708	1,372	1,430
Total liabilities	27,211	837	708	1,372	2,064
Total shareholders’ equity/(deficit)	(22,186)	8,035	10,253	7,648	16,829
Total liabilities and shareholders’ equity	5,025	8,871	10,961	9,020	18,893

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
●	We currently have a limited customer base for our blockchain technical services and digital consultation services. If we were to lose any of our customers, or if the volume of business with such customers were to decrease, our Revenue from blockchain technical services and digital consultation services may be adversely affected.
●	The further development and acceptance of blockchain technology and digital assets, which represent a new and rapidly changing industry, have several inherent risks that may impact our ability to provide the services currently under development and may adversely affect an investment in us.
●	The growth of the blockchain industry in general, as well as the blockchain networks, is subject to a high degree of uncertainty.
●	As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could adversely affect our financial performance.
●	Domestic and international regulatory regimes governing blockchain technologies, digital assets, distribution and utilization of digital assets are still evolving and uncertain, and any changes in related regulations or policies may have adverse consequences on the development and value of certain digital assets.
●	Blockchain technologies are subject to unfavorable regulatory actions in one or more jurisdictions.
●	Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.

●	Former officers and directors of the Company, Wei Zhu and Minghao Li, have been detained by Chinese police, and as such our reputation may be adversely affected and our marketing effectiveness may decline.
●	Our former officer and director, Wei Zhu, was in control of the Company’s cryptocurrency assets and had physical control over the Company’s cold wallet. Related to Wei’s detention, we suspect that the PRC police has put a hold on the Company’s cold wallet. If we do not recover our misplaced cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of its cryptocurrencies.
●	If we are unable to offer products or services that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in the blockchain industry.
●	If we fail to adopt new technologies or adapt our digital asset platforms and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.
●	The lack of regulation of digital asset exchanges on which Bitcoin and other cryptocurrencies are traded, may expose us to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space, and can adversely affect an investment in the Company.
●	We have a history of operating losses, and we may report additional operating losses in the future.
●	The successful operation of our business depends upon the performance and reliability of the internet and mobile telecommunications infrastructures in the US and the PRC.
●	We may be unable to competitively engage in further distributed computing and storage services, digital consultation services and blockchain technical services activities, if we cannot attract or retain employees and/or consultants who have expertise in these fields.
●	We may be unable to purchase adequate computer equipment to mine cryptocurrency at a competitive level due to global supply shortages.
●	If we are unable to conduct adequate and cost-effective marketing activities, our results of operations and financial condition may be materially and adversely affected.
●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.
●	We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.
●	We might not be able to adequately protect our intellectual property rights.
●	We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.
●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our operating costs and the risk of non-compliance.
●	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely impacted.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Risks Relating to Doing Business in China

●	Adverse changes in PRC regulation of internet businesses and companies could negatively impact our business in China.
●	Uncertainties concerning the PRC legal system may adversely affect our business in China.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the prospectus based on foreign laws.
●	Regulation and censorship of information disseminated over the internet in the PRC could adversely affect our business in China, and we may be liable for any such information displayed on, retrieved from or linked to our website.
●	Governmental control of currency conversion may affect the value of our shares.
●	Fluctuations in exchange rates of the Renminbi may affect the results of the operations of our China subsidiaries.
●	The operations of our China subsidiaries could be adversely affected by changes in the PRC’s political, economic and social conditions.
●	A failure by our shareholders or beneficial owners who are PRC citizens or residents in the PRC to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.
●	A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.
●	The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.
●	Increases in labor costs in the PRC may adversely affect our business and results of operations in China.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within PRC.
●	In light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the business, financial condition, and results of operations of our China subsidiaries.
●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in the PRC.
●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.
●	The newly enacted “Holding Foreign Companies Accountable Act” and “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the holding of our shares and if our auditors fail to permit the Public Company Accounting Oversight Board (“PCAOB”) to inspect the auditing firm, our ordinary shares may be subject to delisting.

Risks Relating to Our Ordinary Shares

●	The trading price of our shares could be volatile, which would result in substantial losses to investors.
●	Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.
●	If we fail to maintain the Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our shares could be delisted.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our shares.
●	Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.
●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.
●	Your ability to protect your rights as shareholders through the U.S. federal courts could be limited because we are incorporated under Cayman Islands law.
●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct parts of our operations in the PRC and Hong Kong and because some of our directors and officers reside outside the United States.
●	Compliance with rules and requirements applicable to public companies could cause us to incur increased costs, which could negatively affect our results of operations.

Risks Relating to Our Business and Industry

We have a limited operating history in the evolving blockchain industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We disposed of our business of providing integrated B2B services to food service suppliers and customers in July 2019. We started to provide blockchain technical services in May 2019. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto-asset trading, asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services, which is still a new business model, and we face consistent challenges to innovate our business and service model to serve our customers. Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, we disposed of the Chinese companies of the blockchain technical services business controlled through VIE agreements in January, 2022. We commenced cryptocurrency mining operations in 2021 and expanded this line of business in the U.S. in December, 2022. We commenced digital consultation services in August, 2022, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services.

The limited history of our current operations in a rapidly evolving blockchain industry, may make it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. We cannot assure you that our current business will grow as rapidly as we expect or achieve the critical mass needed for long-term success. Given the limited history of our business model and the rapid and iterative developments in the blockchain technology sector, it may be difficult to predict if our expected business growth can be achieved in the future, and that the market might evolve in ways that are difficult to anticipate. You should consider our prospects considering risks and uncertainties that companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

●	a new and relatively unproven business model;
●	our ability to anticipate and adapt to a fast developing market and industry;
●	market acceptance of our products and services;
●	high expenditures associated with our technology upgrading, brand promotion and marketing activities;
●	our ability to attract customers and business partners in the blockchain and digital asset industry to generate sufficient cash flows;
●	Complexities in managing rapid expansion of personnel and operations; and
●	our ability to compete in the fast-changing marketplace.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Failure to address any of the risks described above could  have an adverse effect on our business, financial condition and results of operations.

We currently have a limited customer base for our blockchain technical services and digital consultation services. If we were to lose any of our customers, or if the volume of business with such customers were to decrease, our Revenue from blockchain technical services and digital consultation services may be adversely affected.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, we disposed of the Chinese companies of the blockchain technical services business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China, leading to our hardware cold wallet and all cryptocurrencies held by Wei Zhu being seized and impounded by the Public Security Bureau. Due to the dismantling of the VIEs and the cessation of all business related to blockchain technical services business, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, our original Chinese technical team left us in the first half of 2022, and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022.

In July 2022, we added digital consultation services as one of our main businesses going forward, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services. We signed a Consulting Agreement with a Chinese media company, pursuant to which we will serve as an independent contractor in order to facilitate the client to conduct its initial public offering in August, 2022. As of December 31, 2022, we had only one customer of our consultation services business.

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

We cannot assure you that our relationships with these customers will continue to develop or that these customers will continue to generate material Revenue for us in the future.

The further development and acceptance of blockchain technology and digital assets, which represent a new and rapidly changing industry, have several inherent risks that may impact our ability to provide the services currently under development and may adversely affect an investment in us.

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

Domestic and international regulatory regimes governing blockchain technologies, digital assets, distribution and utilization of digital assets are still evolving and uncertain, and any changes in related regulations or policies may have adverse consequences on the development and value of certain digital assets.

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

Blockchain technologies and digital assets have been the subject of scrutiny by various regulatory bodies around the world. We could be impacted by one or more regulatory inquiries or actions, including but not limited to restrictions on the use of blockchain technology, trading of digital assets, and use of cryptocurrencies, which could impede or limit the development of our anticipated blockchain-based digital asset infrastructure solutions and adversely affect the results of our operations. If the regulatory authorities in the U.S. or Hong Kong impose stringent regulations on the blockchain-based activities, our current lines of business will likely be materially and adversely affected and our financial results would likely decline.

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

It came to the Company’s attention that both former officers and directors of the Company, Wei Zhu and Mingaho Li, have been detained by PRC police since February 2022 in connection with potential charges unrelated to their positions or activities as officers and directors of the Company. As a result, the Company, current directors and officers of the Company have been unable to get in touch with either former director directly and have experienced difficulty in maintaining the existing customers and transitioning our business operations. Therefore, our reputation may suffer due to the detentions of the former officers and directors and we may face a decline in our results of operations and our ability to market and sell our products and services.

Our former officer and director, Wei Zhu, was in control of the Company’s cryptocurrency who had physical control over the Company’s cold wallet. Related to Wei’s detention, we suspect that the PRC police put a hold on the Company’s cold wallet. If we do not recover our misplaced cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of the cryptocurrencies.

It come to our attention that former officers and directors of the Company, Wei Zhu and Mingaho Li were detained by PRC police around February 2022 (the “Police Matters”). The Company stored 125.8584797 Bitcoins (“BTCs”) and 2,005,537.50 USD Coins (“USDCs”) at the online addresses which were maintained in the hardware cold wallet formerly kept by Mr. Wei Zhu, the Company’s then co-CEO and acting CFO. Mr. Wei Zhu was responsible for safeguarding the hardware cold wallet for the Company while the Company has put in place the cryptocurrency management and control procedures pursuant to which any transfer of the Company’s cryptocurrency requires the approval of the Company’s audit committee.

We suspect that in connection with the Police Matters, the PRC police put a hold on the Company’s cold wallet. We have engaged Deheng Law Firm as our PRC counsel to recover such cold wallet and the cryptocurrency therein. If we do not recover our cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of the cryptocurrencies. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $4,433,817.

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

As we transition to the blockchain technical services and cryptocurrency mining business, we will continue to face intense competition globally. New blockchain-based technologies are constantly evolving, and our competitors may introduce new crypto asset trading platforms and solutions that are superior to ours. In addition, our competitors may be able to adapt more quickly to new technologies or may be able to devote greater resources to the development, marketing and sale of their products than we can. We may never establish and maintain a competitive position in the hybrid financing and logistics management businesses.

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

The lack of regulation of digital asset exchanges on which Bitcoin and other cryptocurrencies are traded, may expose us to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space, and can adversely affect an investment in the Company.

The digital asset exchanges on which Bitcoin is traded are relatively new and largely unregulated. Many digital asset exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, such digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. In 2022, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets, including the market for Bitcoin, have experienced increased price volatility. The Bitcoin ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our customers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us.

We have a history of operating losses, and we may report additional operating losses in the future.

Since October 2021, cryptocurrency mining has become one of our major businesses, and we have recorded historical losses and negative cash flow from our operations of Bitcoin mining business when the value of Bitcoin we mine does not exceed our associated costs. Further, as part of our strategic growth plans, we have made capital investments in expanding and vertically integrating our Mining operations, including the expansion of our mining machines and increased our employee base. However, future market prices of Bitcoin are difficult to predict, and we cannot guarantee that our future mining revenue will exceed our associated costs.

The successful operation of our business depends upon the performance and reliability of the internet and mobile telecommunications infrastructures in the US and the PRC.

Our business depends on the performance and reliability of the internet and mobile telecommunications infrastructures in the United States and the PRC. In particular to telecommunication infrastructures in China, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China. In addition, the national networks in the PRC are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside of the PRC. We might not have access to alternative networks in the event of disruptions, failures or other problems with the PRC’s internet infrastructure. In addition, the internet infrastructure in the PRC might not support the demands associated with continued growth in internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our online platforms. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, or if the telecommunication network in the PRC is disrupted or fails, our gross margins could be adversely affected. Technical limitations on internet use could also be constituted or implemented. For example, restrictions could be implemented on personal internet use in the workplace in general or access to our website in particular. This could lead to a reduction of customers’ activities or a loss of customers altogether, which in turn could have an adverse effect on our financial position and results of operations. In addition, if internet access fees or other charges to internet users increase, our user traffic might decrease, which in turn could significantly decrease our Revenue.

We may be unable to competitively engage in further distributed computing and storage services, digital consultation services and blockchain technical services activities, if we cannot attract or retain employees and/or consultants who have expertise in these fields.

If we cannot attract or retain skilled employees and/or consultants in the distributed computing and storage services, digital consultation services and blockchain technical services business, our business may suffer. Because our above businesses requires expertise, our business may be materially and adversely affected if our current employees and consultants who have expertise in the business leave or if we cannot continue to attract employees and consultants with expertise in the field of distributed computing and storage services, digital consultation services and blockchain technical services.

We may be unable to purchase adequate computer equipment to mine cryptocurrency at a competitive level due to global supply shortages.

Mining cryptocurrency requires running high-end computers which process complex algorithms to add to the blockchain. Because mining cryptocurrency requires large amounts of computer processing power, there is a worldwide shortage of computer components that can mine cryptocurrency efficiently. There is a worldwide shortage of high-end graphics cards which can be enabled to function as computer processors for mining cryptocurrency. Further, other types of computer components, which can be used for mining, are in short supply. As more individuals enter the mining business the demand for components rises. Additionally, as more miners engage in mining the ability to successfully mine cryptocurrency requires more powerful components. If we are unable to obtain adequate components to mine cryptocurrency we will be unable to engage in mining. As such, we may be unable to acquire the components we need to successfully mine cryptocurrency which could adversely impact the price of our shares.

If we are unable to conduct adequate and cost-effective marketing activities, our results of operations and financial condition may be materially and adversely affected.

Historically, we have incurred a considerable number of expenses on a variety of different marketing and brand promotion efforts to enhance our brand recognition and increase sales of our services and products for our previous B2B business. We have a limited operating history of our current business and may need to make significant investments in sales and marketing to promote our brand recognition. Our brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. The marketing of blockchain-based solutions services to customers is evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches cost-effectively could reduce our market share, cause our Revenue to decline and negatively impact our profitability.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management.

In early May 2022, the Company restructured its executive team after the absence and later resignation of Wei Zhu, the Company’s former co-chief executive officer and acting chief financial officer and the Company’s board of directors had a significant change in 2022. Currently, we rely on the expertise and experience of Mr. Shi Qiu, our chief executive officer, Ms. Qian Sun, our chief operating officer, and Mr. Yukuan Zhang, our chief financial officer, and our other executive officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, internal expertise and key professionals and staff members.

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

We will utilize our Hong Kong and China subsidiaries as the operating entities of blockchain technical services business and digital consultation services business in the Asia-Pacific region in the future. The validity, enforceability and scope of protection available under intellectual property laws with concerning the internet industry in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in the PRC might not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend our intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management’s attention.

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

We may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technologies, products and services. We may enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in developing our products and services in the future. As with any business relationship, we may face disputes and lawsuits related to those intellectual property licensing agreements. As our operations grow, the likelihood of us becoming involved in intellectual property related lawsuits and disputes to protect or defend our intellectual property rights and the use of third-party intellectual property rights may increase.

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

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our operating costs and the risk of non-compliance.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely impacted.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2022 was effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our shares and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of COVID 19, avian influenza, severe acute respiratory syndrome, or SARS, influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service center, and may even require a temporary closure of our facilities. Earthquakes or other similar disasters affecting cities where we have major operations in PRC, Singapore and the U.S. could materially and adversely affect our operations due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by health epidemics or other natural disasters.

Risks Relating to Doing Business in the PRC

Adverse changes in PRC regulation of internet businesses and companies could negatively impact our business in China.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements on companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it could be difficult to determine what actions or omissions could be deemed to violate applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

●	new laws and regulations could be promulgated that will regulate internet activities. If these new laws and regulations are promulgated, additional licenses could be required for the operations of our China subsidiaries. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties; and
●	we operate in the blockchain and digital asset industry that is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new technologies and new industry standards and practices, which could result in new laws and regulations. Currently, the laws and regulations relating to blockchain technologies are not established and detailed enough in China and other jurisdictions. As a result, we are subject to legal and regulatory uncertainties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including the business of our China subsidiaries. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we could be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet businesses.

Uncertainties concerning the PRC legal system may adversely affect our business in China.

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

In addition, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it could be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we could enjoy in the PRC than under some more developed legal systems. These uncertainties could affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and could affect our ability to enforce our contractual or tort rights. Such uncertainties could therefore increase our operating costs and expenses as well as adversely affect the business and results of operations of our China subsidiaries.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and could have a retroactive effect. As a result, we might not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could adversely affect our business and impede our ability to continue our operations in China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. Many of our officers and directors reside within the PRC for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside the PRC. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

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

Regulation and censorship of information disseminated over the internet in the PRC could adversely affect our business in China, and we could be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to violate PRC laws and regulations. If any of our internet content was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could adversely affect the business, financial condition and results of operations of our China subsidiaries. We could also be subject to potential liability for any unlawful actions of users of our website or for the content we distribute that is deemed inappropriate. It could be difficult to determine the type of content that could result in liability to us, and if we are found to be liable, we could be prevented from operating our website in China.

Governmental control of currency conversion could affect the value of our shares.

The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies despite the significant reduction over the years by the PRC government of control over routine foreign exchange transactions under current accounts. Substantially all of our Revenue are denominated in Renminbi. Under our current holding company corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency or other restrictions could restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency- denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

Fluctuations in exchange rates of the Renminbi may affect the results of the operations of our China subsidiaries.

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

If we rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China in the future, any significant revaluation of the Renminbi could adversely affect our cash flows, Revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our financing into Renminbi for the operations of our China subsidiaries, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and consolidated affiliated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which might not reflect any underlying change in our business, financial condition or results of operations.

The operations of our China subsidiaries could be adversely affected by changes in the PRC’s political, economic and social conditions.

The business, financial condition, results of operations and prospects of our China subsidiaries could be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole. In addition, the increased global focus on social, ethical and environmental issues may lead to the PRC’s adoption of more stringent standards in these areas, which may adversely impact the operations of our China subsidiaries.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures might benefit the overall Chinese economy but could have a negative effect on us. For example, the financial condition and results of operations of our China subsidiaries could be adversely affected by government control over capital investments or changes in tax regulations. In the past the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures could cause decreased economic activity in the PRC, which could adversely affect the business and operating results of our China subsidiaries. Any significant increase in the PRC’s inflation rate could increase our costs and have an adverse effect on our operating margins. In addition, any sudden changes to the PRC’s political system or the occurrence of widespread social unrest could have negative effects on the business and results of operations of our China subsidiaries.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2022, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If the PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by the PRC government.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to SAT Circular 7, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of shares in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Further, SAT Circular 7 embodies a voluntary reporting regime, and both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to assist in the investigation of PRC tax authorities with respect thereto. We acquired Join Me Group (HK) Investment Company Limited, or JMU HK, in June 2015 and divested our B2C business in September 2015.We acquired Unicorn Investment Limited and its subsidiaries and a VIE in May 2019 and acquired NBpay Investment Limited and its subsidiaries and a VIE in March 2020, all of which are developers of asset transaction platform products based on blockchain technologies, and sold all of its equity interests in New Admiral Limited, a subsidiary of the Company, together with all of its subsidiaries and consolidated VIEs and their respective subsidiaries (collectively, the “Food Supply Chain Entities”), which were engaged in the Company’s food supply chain business, in July 2019. We disposed of the Chinese companies of the asset transaction platform developing business controlled through VIE agreements in January 2022 due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction. We may pursue acquisitions in China in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and the results of operations in China.

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

However, it remains uncertain as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we will not be subject to the cybersecurity review by the CAC or designated as a CIIO. We may experience disruptions to its operations should it be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to our trading, negative impacts on our share trading prices, and diversion of our managerial and financial resources.

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

In the future, we may grow our business by acquiring complementary businesses in China, Hong Kong, and the United States. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions in China could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

The newly enacted “Holding Foreign Companies Accountable Act” and “Accelerating Holding Foreign Companies Accountable Act” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the holding of our shares and if our auditors fail to permit the Public Company Accounting Oversight Board (“PCAOB”) to inspect the auditing firm, our ordinary shares may be subject to delisting.

On April 21, 2020, the SEC and the PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in certain “restrictive markets,” including China. The joint statement emphasized the risks associated with lack of access from the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in the markets where the PCAOB has limited access to the local auditing firms and their work.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a restrictive market, (ii) adopt a new requirement relating to the qualification of management or the board of directors of companies in the restrictive markets, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm that is not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trading on a national stock exchange.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020. In June 2021, the Senate passed the AHFCAA, which was signed into law on December 29, 2022, reducing the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, PCAOB may consider the need to issue new determinations consistent with the HFCAA and Rule 6100.

Our auditor, Onestop Assurance PAC, is an independent public accounting firm registered with the PCAOB and is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments may have added uncertainties, to which Nasdaq may apply additional and more stringent criteria with respect to our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to their audits. If our independent registered public accounting firm fails to permit PCAOB to inspect its firm, our ordinary shares may be subject to delisting by the stock exchange where such ordinary shares will be listed.

Risks Relating to Our Ordinary Shares

The trading price of our shares could be volatile, which would result in substantial losses to investors.

The trading price of our ordinary shares could be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our shares to change substantially. At the same time, securities markets could from time-to-time experience significant price and volume fluctuations that are not related to the operating performance of particular companies, as they did for example in late 2008 and early 2009.

The performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States could affect the volatility in the price of and trading volumes for our shares. In recent years, several PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings could affect the overall investor sentiment towards PRC companies listed in the United States and consequently could affect the trading performance of our shares. These broad market and industry factors could significantly affect the market price and volatility of our shares, regardless of our actual operating performance. Any of these factors could result in large and sudden changes in the trading volume and price for our shares.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our ordinary share price to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of February 28, 2023, we completed the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, suspended our ADRs program and commenced trading our ordinary shares. As of April 5, 2023, we had 46,538,116 ordinary shares issued and outstanding. If part or all of these shares are sold in the public market or if any other existing shareholders sell a substantial amount of their shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to maintain the Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our shares could face the risk of being delisted.

According to the Nasdaq listing standards, if the market value of publicly held shares falls below US$1 million for 30 consecutive business days, such company’s securities may be subject to delisting from Nasdaq Capital Market, unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. Prior to the transfer of the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market in January 2020, we received letters from Nasdaq advising us that the market value of our publicly held shares no longer met the continued listing requirement of the Nasdaq Global Market. We cannot assure you that we will not fail to meet the continued listing requirement of the Nasdaq Capital Market in the future. If we are not in compliance with such requirement and fail to regain compliance, we may delist our shares.

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

In addition, according to the Nasdaq listing standards, if the stockholders’ equity falls below US$2.5 million, such company’s securities may be subject to delisting from Nasdaq Capital Market, unless such failure is cured within the grace period the company is eligible to, from the date on which Nasdaq notifies to the listed company of such failure. Prior to the transfer of the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market in January 2020, we received a letter from Nasdaq advising us that our stockholders’ equity no longer met the continued listing requirement of the Nasdaq Global Market. We regained compliance with the minimum bid requirement later.

On May 13, 2022, we received a deficiency notice from Nasdaq that stated the Company no longer complies with Nasdaq's Listing Rule 5250(c)(1) due to its failure to file Form 20-F for the period ended December 31, 2021 (the “Filing”). Nasdaq informed the Company that it has a period of 14 days until May 27, 2022 to submit a plan (the “Plan”) to Nasdaq detailing how the Company plans to regain compliance with Nasdaq's continued listing requirements. On June 22, 2022, we received a determination letter from Nasdaq that we have regained compliance under Listing Rule 5250(c)(1) based on the filing of our annual report on Form 20-F on June 15, 2022 for the period ended December 31, 2021.

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

As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our ordinary shares.

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

●	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.
●	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).
●	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.
●	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.
●	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.
●	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33% (1/3) of the outstanding shares of the company’s common voting stock.
●	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.
●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.
●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.
●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.
●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:
o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or
o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

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

There is uncertainty concerning Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination on judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Our Cayman Islands counsel has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

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

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct parts of our operations in the PRC and Hong Kong and because some of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations in the United States, the PRC and Hong Kong. A significant part of our assets are located outside the United States. Some of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in the PRC or in Hong Kong in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, of China and of Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands or China or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

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

We were originally a group buying and B2C e-commerce platform in China under the name of “Beijing Wowo Tuan Information Technology Co., Ltd.” To facilitate investment in our company, we incorporated Wowo Limited in Cayman Islands as a holding company in July 2011.

In April 2015, Wowo Limited completed the initial public offering and listed our ADSs on the Nasdaq Stock Market under the symbol “WOWO.” We raised approximately US$37.3 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

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

On January 15, 2022, we disposed both of the VIEs, both of which were under the control by Lianji Future, a wholly foreign owned subsidiary of the Company.

In late February 2022, it came to our attention that we could not reach our former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board. Around that time, we realized that the Company temporarily lost control of all cryptocurrencies attributed to the Company. A few days later we were informed that the former acting Chief Financial Officer had been taken away for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China, and our hardware cold wallet and all cryptocurrencies held by the former Co-Chief Financial Officer were wrongfully seized and impounded by the Public Security Bureau. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $3,944,808, and we verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to other unknown wallets. PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, we and Deheng had not received any definitive response from the Public Security Bureau. We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau.

On April 7, 2022, our Board appointed Mr. Xuehui He and Mr. Yunhui Jin as independent directors of the Board, and Mr. Wenjie Han, and Mr. Junjie (Keith) Tan as directors of the Board.

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

On May 6, 2022, our Board received and accepted the resignations of Laibin Ding, Wenjie Han and Yunhui Jin, as directors of the Board, and on May 7, 2022, the Board received and accepted the resignation of Xuehui He as a director of the Board.

On May 7, 2022, our Board elected Shi Qiu, Xiang Qu, and Er-Yi Toh as new directors of the Company, among whom Xiang Qu and Er-Yi Toh are deemed independent under Nasdaq Rule 5605(a)(2). In addition, on May 7, 2022, the Board removed Hua Zhou as the Chairperson of the Board and elected Huahui Deng as the Chairman of the Board.Furthermore, on May 7, 2022, the Board removed Hua Zhou as the Chief Executive Officer of the Company and appointed Shi Qiu as the new Chief Executive Officer of the Company. The Board also appointed Cheng Hock Phuah as our new Chief Financial Officer, effective May 7, 2022. In connection with the changes of the Board of Directors and the management team, we had been shifting directions and focusing on finding new funds and new business opportunities particularly related to its global business operations.

On June 13, 2022, we issued a promissory note (the “Note”) to Ying Wang (the “Noteholder”), a Singapore resident, in the principal amount of up to USD$5,000,000 to provide for our working capital. The Note has a term of one year with the maturity date on June 1, 2023 (the “Maturity Date”) and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. On August 29, 2022, the Noteholder sold, assigned, transferred, and conveyed unto Aiming Jumbo Limited (the “Purchaser”) the Noteholder’s rights and interests to receive payments from us in connection with the Note in exchange for the repayment of the Outstanding Loan Amount. As of December 31, 2022, we have received USD$0.4 million (the “Outstanding Loan Amount”) of the Note from the Noteholder.

On July 15, 2022, we incorporated MFH Tech, which develops digital consultation services, with the plan of providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services. On August 23, 2022, we signed a Consulting Agreement with a Chinese media company (the “Client”), pursuant to which we will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering (the “IPO”). The Consulting Agreement shall continue until December 31, 2024 unless terminated earlier by both parties. In accordance with the Consulting Agreement, the total cash payment for the Consultant’s services shall be USD$160,000, and, upon completion of the IPO, the Client shall issue its equity securities worth of USD$3,000,000 as the remainder of the compensation.

On October 9, 2022, our Board appointed Lynn Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, and Hui Cheng as new Directors of the Company, among whom Lynn Alan Curtis, Zheng Cui, and Hui Cheng are deemed independent. On October 9, 2022, the Company appointed Qian Sun to be the Chief Executive Officer and Director of MFH Tech.

On November 11, 2022, we entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with certain non-U.S. investors to offer and sell our units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$3.15 million (the “First PIPE Proceeds”). Net proceeds from the PIPE financing are expected to be used to advance our business development activities for working capital and other general corporate purposes. Among other purposes, we intend to use part of the First PIPE Proceeds to grow our digital consultation services in the U.S., including obtaining the “BitLicense” from New York State Department of Financial Services for digital currency related activities although we cannot provide any assurances on obtaining the “BitLicense” in the immediate future or at all.

On November 11, 2022, Cheng Hock Phuah resigned as the Chief Financial Officer of the Company without any disagreement with us on any matter relating to its operations, accounting policies, or practices. On November 13, 2022, our Board of Directors appointed Yukuan Zhang, who previously served as the Chief Accountant, as the new Chief Financial Officer to fill the vacancy created by Mr. Phuah’s resignation.

On November 21, 2022, we held our 2022 annual shareholders' meeting (the “2022 Annual Shareholder Meeting”), at which the proposals approved by the requisite majority of the votes cast by the shareholders that attended the Meeting by proxy or in person are as follows: 1) election of Shi Qiu, Xiang Qu, Er-Yi Toh, Cong Huang, Keith Tan Jun Jie, Lynn Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, and Hui Cheng, to serve the Board of Directors of the Company, until the next annual shareholders meeting and until their successors are duly elected and qualified; 2) approval of the reverse split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio of not less than one (1)-for-three hundred sixty (360) and not more than one (1)-for-seven hundred twenty (720), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board, or any duly constituted committee thereof, in its discretion; and 3) suspension of the trading of the Company’s American Depositary Receipts / Shares (“ADRs”), termination of the Deposit Agreement for the ADRs among the Company, its depositary bank, Citibank, N.A., and the holders and beneficial owners of the Company’s ADRs, the exchange of ADRs for the corresponding ordinary shares of the Company, and commencement of trading of the Company’s ordinary shares on the Nasdaq Stock Market upon the effectiveness of the Reverse Split.

At our 2022 Annual Shareholder Meeting, our Board and management reformulated our development strategy for the next three years, wherein our business will include: (i) Distributed computing and storage services business, including cryptocurrency mining and distributed computing and storage services for other application areas; (ii) Digital consultation services, providing digital payment solutions, asset management, and continued expansion into online and traditional brokerage services; and (iii) Blockchain technical services business, providing designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies.

On November 30, 2022, we entered into a Securities Purchase Agreement with two investors to offer and sell our units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million (the “Second PIPE Proceeds”). Net proceeds from the PIPE financing are expected to be used to advance our business development activities for working capital and other general corporate purposes. Among other purposes, we intend to use part of the Second PIPE Proceeds to grow our digital consultation services in the U.S., including obtaining the “Bit License” from New York State Department of Financial Services. for digital currency related activities although we cannot provide any assurance on actually obtaining the “Bit License” in the near future or at all.

On December 15, 2022, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Huangtong International Co., Ltd. (the “Vendor” or “Huangtong International”), providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices (the “Assets”), for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify us as a pioneer in the creation of the Web3 framework. Pursuant to the Asset Purchase Agreement, we would make the payment for the aforementioned equipment in the form of our ordinary shares (the “Purchase Price Shares”), at a stipulated price of USD$0.0022 per share, in the aggregate amount of 2,718,181,818 shares. We shall issue Huangtong International certain amount of warrants, with an exercise price of USD$0.60 per ADR or USD$0.00167 per ordinary share, subject to the condition that the Assets generate certain amounts of gross revenue and net income as set forth in the Asset Purchase Agreement. Huangtong International will remain responsible for the installation of all mining equipment at sites designated by us and will also undertake routine maintenance of the devices for one year.

On December 23, 2022, we entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell our units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. We expect to use the net proceeds from the three rounds of PIPE financing to develop its Web3 and blockchain infrastructure, expand our digital consultation services, and pursue the licensure for cryptocurrency (“BitLicense”) from New York State Department of Financial Services although we cannot provide any assurance on actually obtaining the “BitLicense” in the near future or at all.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. These machines will be delivered by July 10, 2023, and will be used for physical Bitcoin mining business.

On January 27, 2023, Citibank, N.A., the depositary (the “Depositary”) of the Company’s American Depositary Receipts (the “ADRs”), distributed to all holders and beneficial owners of the Company’s ADRs a notification (the “Termination Notice”) regarding termination of the Deposit Agreement, dated April 13, 2015, as amended, by and among the Company, the Depositary, and all holders and beneficial owners of the ADRs (the “Deposit Agreement”). The effective date of the termination of the Deposit Agreement was February 28, 2023 (the “Effective Date”). Pursuant thereto the Company directed the Depositary to implement a mandatory exchange of ordinary shares for, and mandatory cancellation of, the ADSs. As a result of the termination of the Company's American Depositary Receipts facility in accordance with the Deposit Agreement, upon the termination date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Deposited Securities (the “Mandatory Exchange”) at a rate of three hundred and sixty (360) Shares for each ADS cancelled. The Company further advised the Depositary that, immediately following the Mandatory Exchange, the Company will undertake a consolidation of the Company’s Shares at a rate of one (1) new Share for every four hundred (400) existing Shares (the “Share Consolidation”). As a result of the Share Consolidation, former ADS holders should expect to receive nine-tenths (0.9) of a new Share for every one (1) ADS previously held.

On January 28, 2023, the Company decided to write off NBpay Investment Limited and its subsidiaries, which do not have any active operations, assets, employees or business. After the adjustment of the above corporate structure, the Company will take MFH Tech, the U.S. subsidiary, as the operating entity of distributed computing and storage services business and digital consultation services business in North America, and will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of blockchain technical services business and digital consultation services business in the Asia-Pacific region.

On February 6, 2023, we entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA, we issued the Purchaser an Unsecured Convertible Promissory Note with a face value of $9 million upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). The Purchaser has the right to convert the outstanding balance under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172 (the “Conversion Share Price,” equivalent to $0.62 per ADR) according to the terms and conditions of the Note. In addition, upon conversion of the Note, the Purchaser shall receive 100% warrant coverage equal to the number of Conversion Shares with the exercise price at the Conversion Share Price.

The Share Consolidation as aforementioned became effective on February 28, 2023. As of February 28, 2023, the total number of ordinary shares issued and outstanding post the Share Consolidation and Mandatory Exchange was 46,537,290 shares.

On February 6, 2023 and March 1, 2023, Deheng continued to communicate with the police officer of Sheyang Public Security Bureau and the police officer confirmed that they had received the above-mentioned complaint and evidentiary materials, and he made the following reply after talking with our former CFO on relevant issues and communicating with the procuratorate: (1) Sheyang Public Security Bureau acknowledged that the digital assets in the seized digital assets cold wallet belongs to the Company, which meant that they recognized the fact in the appeal materials submitted by Deheng about the acquisition of digital assets by means of private financing and the digital assets mining business of the Company; and (2) Sheyang Public Security Bureau believes that even if the source of the digital assets is real and traceable, it does not prove that the digital assets are not related to the case under investigation, and so before the case related to our former CFO is solved, they cannot release the seized digital assets under this circumstance. We together with Deheng will continue to vigorously pursue the Recovery Proceeding and attempt to regain our cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau.

The difficulties we have faced have been turned into an opportunity to redefine our business during equally turbulent market conditions on the macro level in both the cryptocurrency and traditional financial sectors.  After the restructuring of the board of directors, three successful rounds of financing, expanding our investment in the latest and most efficient technology to support our cryptocurrency mining business, and our expansion into what our Company believes are the most interesting and lucrative future prospects in blockchain, fintech and traditional finance, we believe we will emerge from this restructuring process incredibly well positioned to take advantage of what we call ‘the future of finance.’

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which plans to develop online and traditional brokerage services in the future.

Our principal executive offices are located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov You can also find information on our investor relationship website https://mercurityfintech.com/. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

Our Principal Business

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. In May 2019, we acquired Mercurity Limited and its subsidiaries and variable interest entity(“VIE”) to start blockchain technical services including developing digital asset transaction platforms and other solutions based on blockchain technologies.

On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we are no longer engaged in B2B services and our current principal business is focused on providing blockchain technical services. We design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto asset trading and asset digitalization and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

In March, 2020, we acquired NBpay Investment Limited and its subsidiaries and variable interest entity(“VIE”), a developer of asset transaction platform products based on blockchain technologies, to advance the blockchain technical services business.

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, our board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and had been detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China, leading to that our hardware cold wallet and all cryptocurrencies held by Wei Zhu were seized and impounded by the Public Security Bureau.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, the original Chinese technical team also left in the first half of 2022, and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022.

In July 2022, we added digital consultation services as one of our main businesses going forward, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc.(“MFH Tech”) to develop distributed computing and storage services and digital consultation services. On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering, and derived USD$80,000 related revenue in 2022.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify us as a pioneer in the creation of the Web3 framework. On December 20, 2022, the assets began to be used for Filecoin mining operations and derived USD$348 related revenue in 2022.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. These machines will be delivered by July 10, 2023, and will be used for physical Bitcoin mining business. The S19 Pro offers cutting-edge technology and are the highest quality machines currently available on the market with increased speed, computing power and efficiency. The decision to purchase these machines was made with the intention of providing our Company with a competitive edge in the cryptocurrency mining sector, and an increase in revenue relative to cost, due to their efficiency and overall cost-effectiveness.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business. After the adjustment of the above corporate structure, we will utilize MFH Tech, the US subsidiary, as the operating entity of distributed computing and storage services (including cryptocurrency mining) and digital consultation services business, and will our Hong Kong and China subsidiaries as the operating entities of the blockchain technical services and digital consultation services business in the Asia-Pacific region, and we will establish a new technical services team in China.

On April 12, 2023,  the Company completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which plans to develop online and traditional brokerage services independently in the future.

Blockchain technical services

We provide digital asset trading infrastructure solutions based on internet and blockchain technologies to our customers. These services include, among others, (i) comprehensive solutions in connection with digital asset transactions, (ii) platform-based products, such as transaction facilitation systems, trading systems, account management systems, operation management systems and mobile applications, and (iii) a variety of supplemental services, such as customized software development services, maintenance services and compliance support services. We launched Version 2.0 of our asset trading platform in 2019 which has included enhancements to the functionality of Version 1.0 as well as new offerings of services and products for our customer on this platform. Our target customers for such trading platforms are mainly cryptocurrency traders, blockchain-based virtual communities, and liquidity providers. In 2019, we generated substantially all of our Revenue from selling our cryptocurrency asset trading platform and providing supplemental services to one customer who purchased this platform. However, due to changes in management and business team in 2021, we did not conclude any additional sales from this trading platform product in 2021. Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, we did not conclude any related revenue in 2022.

We have developed an asset digitalization platform, which can provide blockchain-based digitalization solutions for traditional assets, such as fiat currencies, bonds and precious metals. These solutions include, among others, (i) standard process of white label asset tokenization, such as onboarding, compliance certification, asset custody and token issuance and asset redemption by token holders, (ii) comprehensive and customized solutions for asset tokenization, and (iii) blockchain-enabled smart contract management system, KYC and anti-money laundering compliance management system, trust audit management system and other products that can be purchased and used separately, as well as mobile applications. We launched Version 1.0 of our asset digitalization platform in 2019 to provide institutional customers with customized services and products. We are currently developing Version 2.0 of our asset digitalization platform. The core offerings of Version 2.0 will be SaaS platform products and application program interface or “API” services. The revenue from this product was US$122,343 during the year of 2021, generated by one of the VIEs which have been divested in 2022, and therefore these Revenue are classified under loss/income from discontinued operations in our audited consolidated financial statements for the year ended December 31, 2021. Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, we did not conclude any related revenue in 2022.

In November 2020, we launched an open, decentralized finance (DeFi) platform that designed to solve retail traders’ global problems of low liquidity and capital utilization, poor governance, token growth incentive deficiencies, and slow transaction speeds. However, due to changes of the business focus in 2021, the revenue from this DeFi platform was immaterial and we discontinued the development of such DeFi platform.

Cryptocurrency Mining

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. Cryptocurrency mining is part of our distributed computing and storage services business.

We have entered into cryptocurrency mining pools by executing contracts with the mining pool operators or executing contracts with the sharing mining service providers to increase computing power or storage capacity to the mining pool. The contracts are terminable at any time by either party and our enforceable right to compensation only begins when we provide computing power or storage capacity to the mining pool operator. In exchange for providing computing power or storage capacity, we are entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. Our fractional share is relative to the proportion of computing power or storage capacity we contribute to the mining pool operator toward the total computing power or storage capacity contributed by all mining pool participants in solving the current algorithm.

Providing computing power or storage capacity in digital asset transaction verification services is an output of our ordinary activities. The provision of such computing power or storage capacity is the only performance obligation in our contracts with mining pool operators or contracts with the sharing mining service providers. The transaction consideration we receive, if any, is noncash consideration, which we measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time we have earned the award from the pools. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, , the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and we receive confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under U.S. GAAP or alternative accounting framework for the accounting of digital assets either held or recognized as revenue, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, we may be required to change related policies, which could have an effect on our consolidated financial position and results from operations.

For the year ended December 31, 2022, we earned $783,090 in Bitcoin mining revenue from shared mining operations and $348 in Filecoin mining revenue from physical mining operations.

Consultation services

In July 2022, we added digital consultation services as one of our main businesses going forward, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services.

Considering that the contents of different projects of our consultation service business varies greatly, we adopt the percentage-of-completion method to measure and recognize revenue for each consultation service project. The percentage-of-completion method recognizes income as work on a contract’s (or group of closely related contracts) progress. The recognition of Revenue and profits is generally related to costs incurred in providing the services required under the contract.

On August 23, 2022, we signed a Consulting Agreement with a Chinese media company, pursuant to which we will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering. As of December 31, 2022, the project was approximately 50% on schedule and we recognized consultation service revenue of $80,000 for the year ended December 31, 2022 in line with the completion schedule and have plans to expand upon this business in the near future.

Our Customers

Blockchain technical services

As of December 31, 2022, we did not have any customers of our blockchain technical services business. We entered into two master software development agreements with a customer in May 2018 and July 2019, respectively. The projects were completed in 2020. We entered into one agreement with a newly acquired customer in July 2020. Pursuant to the agreement, we have provided software design, development, testing, installation, configuration, integration and customized development services based on blockchain technologies and related supplemental services to this customer from July 29, 2020 to July 29, 2021. The contract value was approximately $210,000. The customer makes installment payments of product development and service fees to us upon the occurrence of each specified event set out in the agreement. Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, we did not onboard new customers in 2022.

Cryptocurrency Mining

Cryptocurrency mining is part of our distributed computing and storage services business. Our mining business customer is the mining pool operators. We provide computing power or storage capacity to the mining pool,  and we are entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The mining pool of our Bitcoin mining business is F2Pool and the mining pool of our Filecoin mining business is Filscan.

Consultation services

As of December 31, 2022, we had only one customer of our digital consultation services business. We have plans to invest more into promotional cost and brand awareness to attract more customers in the future.

Marketing

We engage various marketing channels to promote our business to more business partners and individual customers. We also provide various incentives to our customers to increase their spending and loyalty, and we send e-mails to our customers periodically with product recommendations and/or promotions. To enhance our brand awareness, we also have engaged in brand promotion activities.

In addition to the online marketing activities, we also utilize offline activities to attract more users and promote our brand recognition. For example, we attended offline meetings to enhance our brand awareness and promote our presence in the industry.

As our business continues to evolve and expand into different areas, we have plans to steadily increase our marketing and promotional investment and efforts alongside the projected growth relative to these investments.

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

We believe that we are well-positioned to effectively compete on the basis of the factors listed above and that our Company benefits from many advantages over the competition. However, some of our current or future competitors have or may introduce new platforms and solutions that are superior to ours.

Seasonality

We have not experienced seasoned fluctuations in our current principal business. Due to our limited operating history in our current core business, the seasonal trends that we experienced are not necessarily indicative of the seasonal trends that we may experience in the future.

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2022, we have registered a generic top-level domain name. Our registered domain name is www. mercurityfintech.com.

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

Through our WFOE and the previous VIEs, we were engaged in certain industries that are classified as “restricted” under the Catalogue. We engage in the development of computer network technology, technical consultancy and technical services, which belong to the permitted category. Under PRC law, the establishment of a wholly foreign owned enterprise is subject to the approval of, or the requirement for record filing with, the Ministry of Commerce or its local counterparts and the wholly foreign owned enterprise must register with the competent industry and commerce bureau. We have duly obtained the approvals from the Ministry of Commerce or its local counterparts for our interest in our wholly owned PRC subsidiaries and completed the registration of these PRC subsidiaries with the competent industry and commerce bureau.

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

In September 2021, ten PRC governmental authorities, including the People's Bank of China (PBOC), jointly issued the “Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation” to clarify that cryptocurrency is not a legal tender in the PRC. Additionally, in September 2021, eleven governmental authorities, including the National Development and Reform Commission and the People's Bank of China jointly issued the “Notice of Rectifying Virtual Currency Mining Activities” to strictly prohibit the virtual currency mining activities in the PRC. As of the date of this annual report, all cryptocurrency transactions in the PRC are considered illegal, including offshore exchanges to provide services to Chinese citizens. In response to such rapid and adverse regulatory changes in the PRC, we had to remodel our business plans and shift the business focus outside of the PRC.

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

We (1) are not required  to obtain permissions from any PRC authorities to offer to sell or issue our ordinary shares to non-Chinese investors, (2) are not covered by the permission requirements from the China Securities Regulatory Commission (the “CSRC”) and Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of the operations of ours and our subsidiaries, and (3) have not received nor been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the July 6, 2021 Opinions, which were made available to the public on July 6, 2021. The July 6, 2021 Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain whether and when we or our subsidiaries will be required to obtain any permission from the PRC government to list on a U.S. stock exchanges in the future, and even when we obtain such permission, whether it will be denied or rescinded.

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

The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act

Our ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong.

Our independent registered public accounting firm is headquartered in Singapore and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s 2021 Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, shareholders may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA and AHFCAA and/or PCAOB may consider the need to issue new determinations consistent with the HFCAA and Rule 6100. See “Risk Factors - Risks Relating to Doing Business in China.”

C.	Organizational Structure

The following diagram illustrates our corporate structure before writing off NBpay Investment Limited and its subsidiaries and before incorporating Chaince Securities, Inc.

On December 24, 2021, our board decided to dismantle the VIE structure and divest Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business.

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

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc.(“MFH Tech”) in the U.S., which plans to develop distributed computing and storage services and digital consultation services.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business. After the adjustment of the above corporate structure, we will utilize MFH Tech, the US subsidiary, as the operating entity of distributed computing and storage services business (incluing cryptocurrency mining) and digital consultation services business in North America, and will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of blockchain technical services business and digital consultation services business in the Asia-Pacific region. As of the date of this annual report, the writing off of NBpay Investment Limited and its subsidiaries is still in progress.

On April 12, 2023,  the Company completed the incorporation of another US subsidiary, Chaince Securities, Inc., which plans to develop online and traditional brokerage services independently in the future.

The following diagram illustrates our corporate structure after writing off NBpay Investment Limited and its subsidiaries and after incorporating Chaince Securities, Inc. Please refer to exhibit 8.1 for a list of our subsidiaries as of December 31, 2022.

D.	Property, Plants and Equipment

Property Owned

For the financial year ended December 31, 2022, we did not own any real property.

Leased Property

Our executive offices are rented premises located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States. Our headquarters occupy a total of 5,730 square feet. The lease of our headquarter office has a term of one calendar year, from November 1, 2022 to September 29, 2025 for an annual rent of approximately $374,169. We recognized the right-of-use assets and the lease liabilities in accordance with the lease accounting standards, and as of December 31, 2022, the balance of the right-of-use assets was $873,878 and the balance of lease liabilities was $904,132.

In addition, our Shenzhen office (the “Shenzhen Office”) is located at Room 1215, Xin'nan Block No.2, Yuehai Street, Nanshan District, Shenzhen City, 518000, Guangdong Province, People’s Republic of China. The Shenzhen Office has the office space of approximately 195 square meters (approximately 2,099 square feet), a one-year lease for an annual base rent of $52,195. The lease for the Shenzhen Office commenced in June 2022 and shall expire in October 2023.

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

Overview

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, our board of directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The disposal of the VIE entities generated a loss of $4,664.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and had been detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China, leading to that our hardware cold wallet and all cryptocurrencies held by Wei Zhu were seized and impounded by the Public Security Bureau.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, the original Chinese technical team also left in the first half of 2022, and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022.

In the second half of 2022, the board and the management of the Company changed and the future business plan was recalibrated again. The Company's business will include: 1) Distributed computing and storage services business, including cryptocurrency mining and distributed computing and storage services for more other application areas; 2) Digital consultation services, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services; 3) Blockchain technical services business, providing designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc.(“MFH Tech”) to develop distributed computing and storage services (including cryptocurrency mining) and digital consultation services. On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering, and derived USD$80,000 related revenue in 2022.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify us as a pioneer in the creation of the Web3 framework. On December 20, 2022, the assets began to be used for Filecoin mining operations and derived USD$348 related revenue in 2022.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. These machines will be delivered by July 10, 2023, and will be used for physical Bitcoin mining business.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business. After the adjustment of the above corporate structure, we will take MFH Tech, the US subsidiary, as the operating entity of distributed computing and storage services (including cryptocurrency mining) and digital consultation services business, and will our Hong Kong and China subsidiaries as the operating entities of the blockchain technical services and digital consultation services business in the Asia-Pacific region, and we will establish a new technical services team in China.

On April 12, 2023, we completed the incorporation of another US subsidiary, Chaince Securities, Inc., which plans to develop online and traditional brokerage services independently in the future.

Key Components of Results of Operations

Revenue

The table below sets forth our Revenue in aggregate and by service type therein for the three years:

	For the year Ended December 31,
	2022	2021	2020
	US$	US$	US$
Revenue:
Technical services	—	5,864	1,402,300
Cryptocurrency mining	783,438	664,307	—
Consultation services	80,000	—	—
Total Revenue	$863,438	$670,171	$1,402,300

We generated total revenue on a consolidated basis in the amounts of $1,402,300, $670,171 and $863,438 for the year ended December 31, 2020, 2021 and 2022.

Technical services

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, the original Chinese technical team also left in the first half of 2022, and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022.

Due to the change of the management and technical team in 2021, the original business contract discontinued, resulting in the blockchain technical services revenue of only $128,207 for the year ended December 31, 2021, of which $122,343 revenue generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement, and $5,864 is shown as Revenue in the consolidated income statement.

We generated total revenue on a consolidated basis in the amounts of $1,402,300 for the year ended December 31, 2020, all from our blockchain technical services business. The Revenue did not not include Revenue of $79,289 generated by VIE entities subject to divestment. These Revenue from VIE entities are reclassified under loss/income from discontinued operations in the consolidated income statement.

Cryptocurrency mining

We earned 18.86491222 Bitcoins from participation in Bitcoin shared mining and recognized revenue of $783,090 based on the daily market price at the time the Bitcoins were acquired in 2022, and we earned 115.49 Filecoins from participation in Filecoin physical mining and recognized revenue of $348 based on the daily market price at the time the Bitcoins were acquired in 2022.

We generated total revenue on a consolidated basis in the amounts of $670,171 for the year ended December 31, 2021. Among them, we earned 11.75513345 Bitcoins from participation in Bitcoin shared mining and recognized revenue of $664,307 based on the daily market price at the time the Bitcoins were acquired in 2021.

Consultation services

We signed a Consulting Agreement with a Chinese customer and we serve as an independent contractor in order to facilitate the client to conduct its initial public offering, and derived $80,000 related revenue in 2022.

Cost of Revenue

The table below sets forth our cost of Revenue in aggregate and by service type therein for the three years:

	For the year Ended December 31,
	2022	2021	2020
	US$	US$	US$
Cost of Revenue:
Technical services	—	—	(79,150)
Cryptocurrency mining	(1,361,600)	(702,679)	—
Consultation services	(19,000)	—	—
Total cost of Revenue	$(1,380,600)	$(702,679)	$(79,150)

Technical services

We did not generate any blockchain technical services revenue in 2022, nor did we incur any technical services costs.

Our cost of blockchain technical services Revenue consist of the payroll of technical personnel. Our cost of blockchain technical services Revenue was $nil in the consolidated income statement for the year ended December 31, 2021. In addition, $41,537 cost of blockchain technical services Revenue for the year ended December 31, 2021 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement.

Our cost of blockchain technical services Revenue for the year ended December 31, 2020 was $79,150. In addition, $75,116 cost of blockchain technical services Revenue for the year ended December 31, 2020 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement.

Cryptocurrency mining

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. The cost of Bitcoin shared mining operations was recognized in 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in 2022 in the amount of $69,817, including mining machine depreciation costs of $28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,792.

The cost of Bitcoin shared mining operations was recognized in 2021 in the amount of $702,679, including $563,955 for mining machines and mine leases and $138,724 for electricity.

Consultation services

The cost of consultation services consists primarily of payroll of the consultation project team. We generated $19,000 of the cost of consultation services in 2022.

Operating Expenses

The table below sets forth our operating expenses from continuing operations for the three years:

	For the year Ended December 31,
	2022	2021	2020
	US$	US$	US$
Operating expenses:
Sales and marketing	(35,000)	—	—
General and administrative	(2,156,063)	(10,351,357)	(1,156,574)
Provision for doubtful accounts	(3,138)	(1,750,909)	—
(Loss)/income on disposal of intangible assets	(29,968)	121,020	—
Impairment loss of intangible assets	(3,144,053)	(1,292,568)	(835,344)
Total operating expenses	$(5,368,222)	$(13,273,814)	$(1,991,918)

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. Our total operating expenses were $1,991,918, $13,273,814 and $5,368,222 for the year ended December 31, 2020, 2021 and 2022.

Sales and marketing expenses

On August 23, 2022, our US subsidiary MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering. We paid $35,000 to the client's referral agent and we recognized it as sales and marketing expenses in the consolidated statements of operations for the year ended December 31, 2022.

The definition of our main business has undergone some restructuring in recent years, and as it becomes more well-defined, and as current structural business investments mature and begin to yield revenue, we have plans to steadily increase our marketing and promotional investment and efforts.

General and administrative expenses

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

We restructured the board of directors in May 2022 and again in October 2022, and our management had undergone significant changes. The total salaries and benefits for employees for 2022 are $1,374,839, with $816,444 paid in cash and $558,395 in stock. The total professional expenses for 2022 are $581,557, including $367,524 legal expenses. The total other office expenses are $199,667.

In 2021, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants were $1,156,125 in 2021. The total general and administrative expenses of 2021 were $12,354,241.

We recorded $1,991,918 general and administrative expenses for the year ended December 31, 2020, which primarily was employment cost.

While our operating expenses currently remain relatively low, we expect, as our recent investments in future business lines capture increasing revenues, to apply major reinvestments into the operations of all of our promising current investments and core business including R&D, hiring expert staff, and efforts to support the further global expansion of our business.

Provision for doubtful accounts

Our losses from provision for doubtful accounts for 2022 were all due to other receivables that could not be collected.

Due to the changes of our management and business team in the second half of 2021, we failed to collect the blockchain technical services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. Our consolidated statements of operations for the year ended December 31, 2021 includes a full provision for doubtful accounts from the above accounts receivable.

(Loss)/income on disposal of intangible assets

Our intangible assets are all cryptocurrencies in recent three years. As we increased the cryptocurrency mining business as one of our main businesses in the second half of 2021, we classified cryptocurrencies as one part of our main operating assets and classified the loss or income from disposal of the cryptocurrencies as operating loss or income.

In January 2022, we sold 1,000,000 USD Coins to finance our daily operations and generated a loss of $29,968.

In October 2021, we sold 10 Bitcoins to finance our daily operations and generated an income of $121,001. We sold other cryptocurrencies and generated an income of $19 in 2021.

Impairment loss of intangible assets

Due to the price crash of Bitcoin in 2022, we, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December 31, 2021. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins and $5,864 impairment loss of other cryptocurrencies. We wrote off the original value of the $5,864 cryptocurrencies and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 cryptocurrencies was stored had gone out of business, we had been no longer able to withdraw the cryptocurrencies as of December 31, 2022.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins and other cryptocurrencies. We wrote off the original value of the $1,208,339 FFcoins and other cryptocurrencies and the $1,208,339 impairment in 2021 due to the FFcoin platform had gone out of business, these FFcoins and other cryptocurrencies no longer had any market value as of December 31, 2021.

We estimated the fair values of other cryptocurrencies we held and recognized $835,344 impairment loss for the year ended December 31, 2020.

Goodwill impairment loss

$8,107,013 goodwill impairment loss generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement for the year ended December 31, 2021.

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the year ended December 31, 2022 recognized the loss from disposal of VIEs as $4,664.

Interest Income

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks and compensation received for payments we made on behalf of the divested business. As of December 31, 2022, we did not incur borrowing interest expense.

Other Income

Other income consists primarily of the gain generated from the government subsidies.

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

Revenue Recognition

The Company generates Revenue primarily from cryptocurrency mining and consultation services in the year ended December 31, 2022.

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

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Cryptocurrency mining

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators or executing contracts with the sharing mining service providers to provide computing power or storage capacity to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power or storage capacity to the mining pool operator. In exchange for providing computing power or storage capacity, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power or storage capacity the Company contributed to the mining pool operator to the total computing power or storage capacity contributed by all mining pool participants in solving the current algorithm.

Providing computing power or storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power or storage capacity is the only performance obligation in the Company’s contracts with mining pool operators or contracts with the sharing mining service providers. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

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

For the year ended December 31, 2022, the Company earned $783,090 in Bitcoin mining revenue from shared mining operations and $348 in Filecoin mining revenue from physical mining operations.

Consultation services

Considering that the contents of different projects of the Company's consultation service business varies greatly, we adopt the percentage-of-completion method to measure and recognize revenue for each consultation service project.

The percentage-of-completion method recognizes income as work on a contract (or group of closely related contracts) progresses. The recognition of Revenue and profits is generally related to costs incurred in providing the services required under the contract.

On August 23, 2022, the Company signed a Consulting Agreement with a Chinese media company, pursuant to which the Company will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering. As of December 31, 2022, the project was approximately 50% on schedule and the Company recognized consultation service revenue of $80,000 for the year ended December 31, 2022 in line with the completion schedule.

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

None cost of blockchain technical services Revenue were generated in 2022.

Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, we, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December 31, 2021. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes.

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

We had determined to perform the annual impairment tests on December 31 of each year. The $8,107,014 goodwill as of December 31, 2020 was attributable solely to the Mercurity Limited and NBPay business. In 2021, there was a change in our management and business team. Our business plan was reformulated and we had decided to discontinue the original business of Mercurity Limited and NBPay due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 on the production and trading of digital currency. As a result, we recognized the impairment loss of goodwill of $8,107,014 for the year ended December 31, 2021, which is shown as loss from discontinued operations in the consolidated income statement.

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

Our group includes entities incorporated in various jurisdictions throughout the world including the Cayman Islands, the British Virgin Islands, the United States, Singapore, Hong Kong the People’s Republic of China. Most of these entities are either holding companies or non-operating entities. As a result, they are either not subject to any taxes in their respective local jurisdictionsor did not generate any income for tax purposes.

The applicable taxation for our main operating entities is as follows:

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2022 on the basis that the Company’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

Singapore

On March 2, 2020, the Company acquired NBpay’s subsidiary NBpay Fintech Pte Ltd. Under the Singapore tax laws, the Company’s subsidiary in Singapore is subject to Singapore profits tax rate at 17%. No provision for Singapore profits tax was made for the year ended December 31, 2022 on the basis that the taxable income of the Company’s Singapore subsidiary was less than the exempted amount.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company’s entities operating in the PRC is 25%.

United States

On July 15, 2022, the Company incorporated Mercurity Fintech Technology Holding Inc. in New York, which plans to develop digital consultation services. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to the company in the year ended December 31, 2022 is 6.5%, and $570 income taxes was credited to the Company. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to the company in the year ended December 31, 2022 is 21%, and $1,724 income taxes was credited to the Company.

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

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. We measured the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurred. For unvested awards, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Since our initial public offering in April 2015, the determination of the fair value of the ordinary shares has been based on the market price of our ADSs and ordinary shares traded on the Nasdaq Market.

On February 1, 2011, the Board of Directors approved our 2011 Share Incentive Plan (“2011 Plan”). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards. We recognized compensation cost on the share options and restricted shares to employees under 2011 Plan on a straight-line basis over the requisite service period. On March 1, 2021, due to a big change in our major shareholders, the management announced that all motivated employees under the 2021 Plan could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price. We set March 1, 2021 as the modification date, and recalculate and recognized the compensation costs based on the share price on the modification date.

On November 24, 2020, the Board of Directors approved our 2020 Share Incentive Plan (“2020 Plan”). The 2020 Plan permits the awards of options, restricted shares, restricted share units or other types of awards approved by compensation committee of the board. We recognized compensation cost on the restricted shares to employees under 2020 Plan on a straight-line basis over the requisite service period.

On August 24, 2021, the Board approved our 2021 Share Incentive Plan (“2021 Plan”). The 2021 Plan permits the awards of restricted shares, restricted share units or other types of awards approved by compensation committee of the board. We recognized compensation cost on the restricted shares to employees under 2021 Plan on a straight-line basis over the requisite service period.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table presents selected financial data from our consolidated statements of operations for the periods indicated.

Due to the extremely adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, our board decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. Accordingly, assets and liabilities, Revenue and expenses, and cash flows related to the entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2020 are adjusted retrospectively to reflect the change. As a result, the period-to-period comparisons of our results of operations can only provide very limited insight into the development of our operation and thus should not be relied upon as indicative of our future performance.

Due to the price crash of Bitcoin in 2022, we, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired. We evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December 31, 2021. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes.

In the previously issued consolidated statements of operations for the year ended December 31, 2021, we did not clearly disclose the Provision for Doubtful Accounts, (Loss)/Income on disposal of intangible assets and Impairment loss of intangible assets, which were generally listed in Impairment Loss. We decided to restate these items in the current consolidated statement.

	For the year Ended December 31,
	2022	2021	2020

	(US$ in thousands, except share and share related data)
Revenue:
Technical services	—	6	1,402
Cryptocurrency mining	783	664	—
Consultation services	80	—	—
Total revenue	$863	$670	$1,402

Cost of revenue:
Technical services	—	—	(79)
Cryptocurrency mining	(1,362)	(703)	—
Consultation services	(19)	—	—
Total Cost of revenue	$(1,381)	$(703)	$(79)

Gross profit	$(517)	$(33)	$1,323

Operating expenses:
Sales and marketing	(35)	—	—
General and administrative	(2,156)	(10,351)	(1,157)
Provision for doubtful accounts	(3)	(1,751)	—
(Loss)/income on disposal of intangible assets	(30)	121	—
Impairment loss of intangible assets	(3,144)	(1,293)	(835)
Impairment loss of goodwill	—	—	—
Total operating expenses	$(5,368)	$(13,274)	$(1,992)
Operating loss from continuing operations	$(5,885)	$(13,306)	$(669)

Interest income, net	5	1	8
Other income/(Expenses), net	1	—	(33)
Loss from disposal of subsidiaries	(5)	—	—

Loss before provision for income taxes	$(5,884)	$(13,305)	$(693)
Income tax benefits	249	—	—
Loss from continuing operations	$(5,635)	$(13,305)	$(693)

Discontinued operations:
Loss from discontinued operations	—	(8,360)	(958)
Net loss	$(5,635)	$(21,666)	$(1,651)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(5,635)	$(21,666)	$(1,651)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 on digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. Accordingly, assets and liabilities, Revenue and expenses, and cash flows related to the VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

Revenue

We generated total revenue on a consolidated basis in the amounts of $863,438 for the year ended December 31, 2022, and $670,171 for the year ended December 31, 2021.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, the original Chinese technical team also left in the first half of 2022, and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022. We earned 18.86491222 Bitcoins from participation in Bitcoin shared mining and recognized revenue of $783,090 based on the daily market price at the time the Bitcoins were acquired in 2022, and we earned 115.49 Filecoins from participation in Filecoin physical mining and recognized revenue of $348 based on the daily market price at the time the Bitcoins were acquired in 2022. We signed a Consulting Agreement with a Chinese customer and we serve as an independent contractor in order to facilitate the client to conduct its initial public offering, and derived $80,000 related revenue in 2022.

Due to the change of the management and business team in 2021, the original business contract was discontinued, resulting in the blockchain technical services revenue of only US$128,207 for the year ended December 31, 2021, of which US$122,343 revenue generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement, and US$5,864 is shown as Revenue in the consolidated income statement. We earned 11.75513345 Bitcoins through our participation in Bitcoin shared mining and recognized revenue of US$664,307 based on the daily market price at the time the Bitcoins were acquired for the year ended December 31, 2021.

Cost of Revenue

We generated total cost of Revenue on a consolidated basis in the amounts of $1,380,600 for the year ended December 31, 2022, and $702,679 for the year ended December 31, 2021.

We did not generate any blockchain technical services revenue in 2022, nor did we incur any technical services costs. The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. The cost of Bitcoin shared mining operations was recognized in 2022 in the amount of  $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity. The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in 2022 in the amount of $69,817, including mining machine depreciation costs of $28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,792. The cost of consultation services consists primarily of payroll of the consultation project team. We generated $19,000 of the cost of consultation services in 2022.

Our cost of blockchain technical services Revenue currently consists of the payroll of technical personnel. Our cost of blockchain technical services Revenue was $nil in the consolidated income statement for the year ended December 31, 2021. In addition, US$41,537 cost of blockchain technical services Revenue for the year ended December 31, 2021 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement. The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. The cost of Bitcoin shared mining operations was recognized in 2021 in the amount of $702,679, including $563,955 for mining machines and mine leases and $138,724 for electricity.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. Our total operating expenses were $13,273,814 and $5,368,222 for the year ended December 31, 2021 and 2022.

We paid $35,000 to a client's referral agent for our digital consultation services business and we recognized it as sales and marketing expenses in the consolidated statements of operations for the year ended December 31, 2022. We did not generate any sales and marketing expenses directly for our main business in 2021.

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

We restructured the board of directors in May 2022 and again in October 2022, and our management had undergone significant changes. The total salaries and benefits for employees for 2022 are $1,374,839, with $816,444 paid in cash and $558,395 in stock. The total professional expenses for 2022 are $581,557, including $367,524 legal expenses. The total other office expenses are $199,667. In 2021, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants were $1,156,125 in 2021. The total general and administrative expenses of 2021 were $12,354,241.

Our losses from provision for doubtful accounts for 2022 were all due to other receivables that could not be collected. Due to the changes of our management and business team in the second half of 2021, we failed to collect the blockchain technical services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. Our consolidated statements of operations for the year ended December 31, 2021 includes a full provision for doubtful accounts from the above accounts receivable.

Our intangible assets are all cryptocurrencies in recent three years. As we increased the cryptocurrency mining business as one of our main businesses in the second half of 2021, we classified cryptocurrencies as one part of our main operating assets and classified the loss or income from disposal of the cryptocurrencies as operating loss or income. In January 2022, we sold 1,000,000 USD Coins to finance our daily operations and generated a loss of $29,968 in 2022. In October 2021, we sold 10 Bitcoins to finance our daily operations and generated an income of $121,001. We sold other cryptocurrencies and generated an income of $19 in 2021.

As of December 31, 2022, the original book value of 125.8584797 Bitcoins belonging to the company is $5,972,282, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 30.62004567 Bitcoins came from the Bitcoins shared mining business. We estimated the fair values of the Bitcoins based on the intraday low price of Bitcoin every day and respectively recognized $908,453 and $3,111,232 impairment loss for the year ended December 31, 2021 and 2022. As of December 31, 2022, the Company held 2,005,537.50 USD coins with the book value of $2,003,332. We estimated the fair values of the USD Coins based on the intraday low price of USD Coin every day and respectively recognized $11,120 and $nil impairment loss for the year ended December 31, 2021 and 2022. As of December 31, 2022, the Company held 104762.0706 Filecoins with the book value of $315,376, of which 104646.5806 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 115.49 Filecoins came from the Filecoin physical mining business. We estimated the fair values of the Filecoins based on the intraday low price of Filecoin everyday, and recognized $26,957 impairment loss for the year ended December 31, 2022.

We also estimated the fair values of other cryptocurrencies we held and recognized $5,864 impairment loss for the year ended December 31, 2022. We wrote off the original value of the $5,864 cryptocurrencies and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 cryptocurrencies was stored had gone out of business, we had been no longer able to withdraw the cryptocurrencies as of December 31, 2022.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins and other cryptocurrencies. We wrote off the original value of the $1,208,339 FFcoins and other cryptocurrencies and the $1,208,339 impairment in 2021 due to the FFcoin platform had gone out of business, these FFcoins and other cryptocurrencies no longer had any market value as of December 31, 2021.

While our operating expenses currently remain relatively low, we expect, as our recent investments in future business lines capture increasing revenues, to apply major reinvestments into the operations of all of our promising current investments and core business including R&D, hiring expert staff, and efforts to support the further global expansion of our business.

Goodwill impairment loss

$8,107,013 goodwill impairment loss generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement for the year ended December 31, 2021. The balance sheet at the end of 2021 and 2022 had have no balance of goodwill.

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the year ended December 31, 2022 recognized the loss from disposal of VIEs as $4,664. No disposal of subsidiaries occurred in 2021.

Interest Income, net

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks and compensation received for payments we made on behalf of the divested business. We generated $5,118 interest income in 2022 and $1,083 interest income in 2021. We did not incur borrowing interest expenses in 2021 and 2022.

Other Income/(expenses)

Other income consists primarily of the gain generated from the government subsidies. We generated $1,248 other income in 2022 and $143 other expenses in 2021.

Income tax expense/(benefits)

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation and 17% applicable to the Singapore operation to income tax benefit from continuing operations is as follows:

	December 31, 2022
	US$	US$	US$	US$	US$
	US	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	—	(1,485,445)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	—	(259,753)
Effect of different tax rates in different jurisdictions	451	—	—	—	451
Non-deductible expenses	—	133,398	785	—	134,183
Current losses unrecognized deferred income tax	—	—	43,478	—	43,478
Prior losses recognized deferred income tax in current period	—	(6,632)	—	—	(6,632)
Change in valuation allowance in current period	—	(133,399)	—	—	(133,399)
Change in valuation allowance in prior period	—	(27,039)	—	—	(27,039)
Income tax expenses/(benefits)	2,294	(251,005)	—	—	(248,711)

On July 15, 2022, the Company incorporated Mercurity Fintech Technology Holding Inc. in New York, which plans to develop digital consultation services. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to the company in the year ended December 31, 2022 is 6.5%, and $570 income taxes was credited to the Company. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to the company in the year ended December 31, 2022 is 21%, and $1,724 income taxes was credited to the Company.

We will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of technical services business and digital consultation services business in the Asia-Pacific region. Ucon Capital (HK) Limited, our Hong Kong subsidiary, will be one of the important business subjects and generate profits in the future, and Hong Kong tax law does not stipulate the period for carrying forward uncovered losses, so our financial statements recognized deferred income tax assets for the uncovered losses from Ucon Capital (HK) Limited in the year ended December 31, 2022.

We have disposed of all the businesses of the VIE entities in China. It is uncertain whether the sole Chinese subsidiary as of December 31, 2022, Beijing Lianji Future Technology Co., Ltd., will be able to generate enough profit in the next five years to cover the accumulated uncovered losses, which can only be covered in the next five years under Chinese tax law, so our financial statements did not recognize deferred income tax assets for the uncovered losses from Beijing Lianji Future Technology Co., Ltd. in the year ended December 31, 2022. We did not recognize any income tax benefits/(expenses) in 2021.

Net loss

Our net loss was US$21,665,704 for the year ended December 31, 2021 compared to US$5,634,971 for the year ended December 31, 2022. Among them, our loss from continuing operations was US$13,305,382 for the year ended December 31, 2021 compared to US$5,634,971 for the year ended December 31, 2022, our loss from discontinued operations was US$8,360,322 for the year ended December 31, 2021 compared to US$ nil for the year ended December 31, 2022.

In 2021, following a change of the board and management, our business plan was recalibrated, and the original business of Mercurity Limited and NBPay were discontinued due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 targeting the production and trading of digital currency. As a result, we recognized the impairment loss of goodwill of $8.1 million for the year ended December 31, 2021, which is shown as loss from discontinued operations in the consolidated income statement. In addition, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 on digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

Accordingly, assets and liabilities, Revenue and expenses, and cash flows related to the VIE entities subject to divestment have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2020 are adjusted retrospectively to reflect the change. Additionally, the presentation of the accompanying notes will not include the financial information for the year ended December 31, 2020 if they were nil due to the disposal and related classification within discontinued operations mentioned above.

Revenue

We generated total revenue on a consolidated basis in the amounts of $1,402,300 for the year ended December 31, 2020, all from our blockchain technical services business. The Revenue did not include Revenue of $79,289 generated by VIE entities subject to divestment. These Revenue from VIE entities are reclassified under loss/income from discontinued operations in the consolidated income statement.

Due to the change of the management and business team in 2021, the original business contract was discontinued, resulting in the blockchain technical services revenue of only US$128,207 for the year ended December 31, 2021, of which US$122,343 revenue generated by the VIE entities subject to divestment is shown as loss/income from discontinued operations in the consolidated income statement, and US$5,864 is shown as Revenue in the consolidated income statement. We earned 11.75513345 Bitcoins through our participation in cryptocurrency shared mining and recognized revenue of US$664,307 based on the daily market price at the time the Bitcoins were acquired for the year ended December 31, 2021. As cryptocurrency mining is a new business that the Board decided to add in the second half of 2021, no revenue from this business occurred in 2020.

Cost of Revenue

Our cost of blockchain technical services Revenue currently consists of the payroll of technical personnel. Our cost of blockchain technical services Revenue was $nil in the consolidated income statement for the year ended December 31, 2021. In addition, US$41,537 cost of blockchain technical services Revenue for the year ended December 31, 2021 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement. Our cost of blockchain technical services Revenue for the year ended December 31, 2020 was $79,150. In addition, $75,116 cost of blockchain technical services Revenue for the year ended December 31, 2020 generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement.

Our cost digital asset mining revenue consists primarily of direct production costs related to mining operations, including utilities and other service charges. Our cost of digital asset mining Revenue was US$702,679 for the year ended December 31, 2021. No cryptocurrency mining costs were incurred in 2020.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. Our total operating expenses were $1,991,918 and $12,354,241for the year ended December 31, 2020 and 2021.

We did not generate any sales and marketing expenses directly for our main business in 2020 and 2021.

Our general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees. In 2021, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants were $1,156,125 in 2021. The total general and administrative expenses of 2021 were $12,354,241. We recorded $1,991,918 general and administrative expenses for the year ended December 31, 2020, which primarily was employment cost.

Due to the changes of our management and business team in the second half of 2021, we failed to collect the blockchain technical services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. Our consolidated statements of operations for the year ended December 31, 2021 includes a full provision for doubtful accounts from the above accounts receivable. No provision for doubtful accounts recognized in 2020.

We sold 10 Bitcoins to finance our daily operations and generated an income of $121,001 in October and some other cryptocurrencies and generated an income of $19 in 2021. No income/(loss) on disposal of intangible assets recognized in 2020.

As of December 31, 2021, we held 106.9936 Bitcoins with a total value of $5,051,163 and 3,005,537.5 USD coins with a total value of $3,005,417 based on the trading closing price shown on Feixiaohao platform. We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins and other cryptocurrencies. We wrote off the original value of the $1,208,339 FFcoins and other cryptocurrencies and the $1,208,339 impairment in 2021 due to the FFcoin platform had gone out of business, these FFcoins and other cryptocurrencies no longer had any market value as of December 31, 2021.

We estimated the fair values of other cryptocurrencies we held and recognized $835,344 impairment loss for the year ended December 31, 2020.

Interest Income, net

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks and compensation received for payments we made on behalf of the divested business. We generated $1,083 interest income in 2021 and $7,983 interest income in 2020. We did not incur borrowing interest expenses in 2020 and 2021.

Other Income/(expenses)

We generated $143 other expenses in 2021 and $32,533 other expenses in 2020.

Net loss

Our net loss was US$1,651,273 for the year ended December 31, 2020 compared to US$21,665,704 for the year ended December 31, 2021.  Among them, our loss from continuing operations was US$693,318 for the year ended December 31, 2020 compared to US$13,305,382 for the year ended December 31, 2021, our loss from discontinued operations was US$957,955 for the year ended December 31, 2020 compared to US$8,360,322 for the year ended December 31, 2021.

In 2021, following a change of the board and management, our business plan was recalibrated, and the original business of Mercurity Limited and NBPay were discontinued due to the highly adverse regulatory measures taken by the Chinese government in the second half of 2021 targeting the production and trading of digital currency. As a result, we recognized the impairment loss of goodwill of $8.1 million for the year ended December 31, 2021, which is shown as loss from discontinued operations in the consolidated income statement. In addition, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862.

B.	Liquidity and Capital Resources

We had US$174,783, US$440,636 and US$7,446,664 in cash and cash equivalents as of December 31, 2020, 2021 and 2022, respectively. The cash and cash equivalents as of December 31, 2022 did not include $91,209 security deposits frozen in our bank account.

Our net losses were US$1,651,273, US$21,665,704 and US$5,634,971 for the year ended December 31, 2020, 2021 and 2022, respectively, and our net cash used in operating activities were US$595,676, US$4,005,472 and US$767,919 in 2020, 2021 and 2022, respectively.

On September 8, 2021, we issued 571,428,570 ordinary shares to three investors through private placement for 105.2385 Bitcoins with a market value of $5 million.

On October 19, 2021, we issued 571,428,570 ordinary shares to three investors through private placement for 5,000,000.00 USD Coins with a market value of approximately $5 million.

On November 21, 2022, we issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of US$3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, we issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of US$5 million. On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our 2,718,181,818 ordinary shares. We issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, we entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell our units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. As of December 31, 2022, we had not yet issued the corresponding 4,545,454,546 ordinary shares to the investor. Therefore, the Ordinary Shares in the financial statements for the year ended December 31, 2022 does not include such unissued ordinary shares. We issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022

	(in US$ thousands)
Net cash used in operating activities	(606)	(1,411)	(582)
Net cash used in investing activities	—	—	(32)
Net cash provided by financing activities	300	1,676	7,720
Effect of exchange rate changes	45	3	(9)
Increase/(decrease) in cash and cash equivalents	(260)	269	7,097
Cash at the beginning of the period	435	175	440
Cash at the end of the period	175	443	7,538

Net cash used in operating activities

Net cash used in operating activities was US$582,423 for the year ended December 31, 2022, all from continuing operations. The net cash used in continuing operations was primarily due to:1) Net loss from continuing operations of US$1,872,453 after excluding provision for doubtful accounts, impairment loss of intangible assets, stock-based compensation, loss from disposal of intangible assets, loss from disposal of subsidiaries, depreciation and amortization and other income/(expenses) those non-cash items; 2) A decrease in digital assets of US$215,464; 3) A decrease in prepaid expenses and other current assets of US$1,281,109, a decrease in right-of-use assets of US$873,878 and a decrease in deferred tax assets of US$251,005; 3) An increase in accounts payable, advance from customers and accrued expenses and other current liabilities and lease liabilities of US$918,340.

Net cash used in operating activities was US$1,411,029 for the year ended December 31, 2021, reflecting a combination of net cash used in continuing operations of US$1,024,252. The net cash used in continuing operations was primarily due to a decrease in accounts receivable of US$380,510 and a decrease in prepaid expenses and other current assets of US$1,105,481, net loss from continuing operations of US$1,912,043 after excluding provision for doubtful accounts, impairment loss of intangible assets, stock-based compensation and loss from disposal of intangible assets those non-cash items, a decrease in accrued expenses and other current liabilities and other non-current liabilities of US$184,429, and a decrease in digital assets of US$1,797,191.

Net cash used in operating activities was US$605,968 for the year ended December 31, 2020, reflecting a combination of net cash provided by continuing operations of US$351,623. The net cash provided by continuing operations was primarily due to a decrease in accounts receivable of US$835,533 and a decrease in prepaid expenses and other current assets of US$740,150, net income from continuing operations of US$428,158 after excluding impairment and stock-based compensation those two non-cash items, a decrease in accrued expenses and other current liabilities and other non-current liabilities of US$161,626, and an increase in digital assets of US$10,292.

Net cash (used in)/provided by investing activities

Net cash used in investing activities was US$32,222 for the year ended December 31, 2022, representing purchase of fixed assets and loan to affiliate person.

Net cash provided by or used in investing activities was nil for the year ended December 31, 2021.

Net cash provided by investing activities was US$144 for the year ended December 31, 2020, representing making payment and exchange for legal currencies.

Net cash provided by financing activities

Net cash provided by financing activities was US$7,720,425 for the year ended December 31, 2022, representing net cash provided by private placement, borrowings and paying for debt.

Net cash provided by financing activities was US$1,676,203 for the year ended December 31, 2021, representing net cash provided by private placement, borrowings and paying for debt.

Net cash provided by financing activities was US$300,000 for the year ended December 31, 2020, representing net cash provided by private placement.

Capital Expenditures

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify us as a pioneer in the creation of the Web3 framework. The assessed value of the Web3 decentralized storage infrastructure is $5,982,900. In addition, the Company also received 104646.5806 filecoins from Huangtong International Co., Ltd. for free. On December 20, 2022, the assets began to be used for Filecoin mining operations and the effective computing power is expected to reach 64 PiB.

We did not have capital expenditures for the year ended December 31, 2021.

We did not have capital expenditures for the year ended December 31, 2020.

Inflation

Since our inception, inflation in the PRC has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 3.7%, respectively.

From the second half of 2022, the United States becomes one of our main locations of operations. According to the U.S. Bureau of Labor Statistics, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 1.2%, 4.7% and 8%, respectively.

Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

Withholding Tax Obligation

In 2022, we did not need to withhold income tax.

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

E.	Critical Accounting Estimates

Impairment of intangible assets with indefinite useful life

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”). ASC 350-30-35-18 and ASC 350-30-35-19 call for that we should consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently.

Our intangible assets are all cryptocurrencies which are measured at cost. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, we, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December 31, 2021. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins and $5,864 impairment loss of other cryptocurrencies. We wrote off the original value of the $5,864 cryptocurrencies and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 cryptocurrencies was stored had gone out of business, we had been no longer able to withdraw the cryptocurrencies as of December 31, 2022.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins and other cryptocurrencies. We wrote off the original value of the $1,208,339 FFcoins and other cryptocurrencies and the $1,208,339 impairment in 2021 due to the FFcoin platform had gone out of business, these FFcoins and other cryptocurrencies no longer had any market value as of December 31, 2021.

The book value of the totally 125.8584797 Bitcoins after the impairment on December 31, 2022 was $1,952,597, estimated with the lowest price in 2022 of $15,514.23 per Bitcoin. While as of March 31, 2023, the average daily closing price of Bitcoin in the past 3 months was $22,712.12 per Bitcoin, and the value of our Bitcoins calculated using the price of $22,712.12 per Bitcoin will be $2,858,513, so our consolidated financial statements for the year ended December 31, 2022 may understate the value of our Bitcoins.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report

Directors and Executive Officers	Age	Position/Title
Shi Qiu	32	Chief Executive Officer and Director
Lynn Alan Curtis	80	Chairperson of the Board of Directors
Daniel Kelly Kennedy	39	Director
Zheng Cui	37	Director
Qian Sun	35	Chief Operating Officer and Director
Hui Cheng	31	Director
Xiang Qu	36	Independent Director
Er-Yi Toh	39	Independent Director
Cong Huang	41	Independent Director
Keith Tan Jun Jie	30	Director
Yukuan Zhang	35	Chief Financial Officer

Mr. Shi Qiu, age 32, is an entrepreneur with extensive experience in corporate management and business innovation in various industries, such as the media, fintech, and blockchain industries. From September 2015 to May 2018, Mr. Qiu co-founded and served as a Vice President of Newstyle Media Group, which received strategic investments from certain well-known technology companies in the PRC. Newstyle Media Group produced a popular Asian TV series “The Untamed,” which is currently available worldwide on the online streaming platform Netflix. From June 2018 to October 2018, Mr. Qiu served as the Head of Blockchain Business of North Mining Limited. Mr. Qiu then served as the Vice-General Manager of Ningbo Saimeinuo Supply Chain Management Ltd. from November 2018 until 2021. From November 2021 until November 2022, Mr. Qiu served as the Chief Technology Officer (the “CTO”) of Singularity Future Technology (NASDAQ:SGLY). Mr. Qiu received a Bachelor’s Degree in Risk Management and Actuary from Zhejiang University and a Master's Degree in Government Management and Public Policy from Tsinghua University. Since May 2022, Mr. Qiu has served as the Chief Executive Officer and Director of the Company.

Mr. Alan Curtis, age 80, is an American public policy expert. Mr. Curtis served as a public safety advisor to Presidents Lyndon B. Johnson and Jimmy Carter. Since 1968, Mr. Curtis has served on the National Advisory Commission on Civil Disorders, known as the Kerner Commission. In 1969, Mr. Curtis was appointed as an Assistant Director of Crimes of Violence task force on President Lyndon B. Johnson's National Commission on the Causes and Prevention of Violence. Between 1977 and 1981, Mr. Curtis served as Executive Director of President Jimmy Carter's Urban and Regional Policy Group and as an Urban Policy Advisor to the Secretary of Housing and Urban Development. In 1981, Mr. Curtis was named as Founding President and Chief Executive Officer of the Milton S. Eisenhower Foundation, which identifies, funds, evaluates, and builds evidence-based programs for disadvantaged American youth and families. In 2018, Mr. Curtis published a book titled Healing Our Divided Society: Investing in America Fifty Years after the Kerner Report, and Mr. Curtis proposed evidence-based policies for employment, education, housing, community development, and criminal justice. Mr. Curtis holds an A.B. in Economics from Harvard, a M.Sc. in Economics from the University of London and a Ph.D. in Criminology and Urban Policy from the University of Pennsylvania. Since November 2022, Mr. Alan Curtis has served as the Chairperson of the Board of Directors of the Company.

Mr. Daniel Kelly Kennedy, age 39, is an educator, writer and inspirational leader in international business and entrepreneurship. From August 2015 to August 2016, Mr. Kennedy was an Academic English Professor at Moraine Park Technical College in Beaver Dam, Wisconsin. From August 2016 to August 2017, Mr. Kennedy was an International Business/Social Media Coordinator at Mozaik Education in Szeged, Hungary. From September 2017 to May 2018, Mr. Kennedy worked as a Yoga/Meditation teacher at the Lodge at Woodloch in Hawley, Pennsylvania. From August 2020 to July 2022, Mr. Kennedy worked as an Academic English Professor at Campus Education in New York City. From June 2021 to the present, Mr. Kennedy has been a Columnist for “Entrepreneur Magazine” in New York City. Mr. Kennedy has been writing and publishing articles on various subject ranging from finance to life style. From June 2022 to October 2022, Mr. Kennedy worked at BIT Mining, a leading publicly traded cryptocurrency mining company, as a Marketing Manager responsible for managing social media, public relations, investor relations and maintaining a professional and intelligent public image. Mr. Kennedy holds a bachelor’s degree in history and a Master’s degree in Education from King’s College in Pennsylvania. Since November 2022, Mr. Daniel Kelly Kennedy has served as a Director of the Company.

Mr. Zheng Cui, age 37, is a sales and marketing professional, advisor, and entrepreneur. From 2011 to 2014, Mr. Cui worked at Martinwolf, a M&A advisory firm, as an Analyst providing various analytic and research supports in advisory assignments, including sell-side and buy-side M&A transactions, cross-border corporate strategy advisory and limited finder. From 2014 to 2020, Mr. Cui worked at Beyondsoft, a leading IT consulting, solution and services provider, as a sales and marketing professional responsible for the U.S. and Australia markets. In addition, in 2013, Mr. Cui founded Indeed Consulting Company, an education consulting firm, and built Indeed Consulting Company until 2020, which currently has two offices and over 100 consultants. In 2020, Mr. Cui joined in Mont Bleu Web3 Investment and Advisory as a Partner to provide investment and advisory services to support portfolio and client services for Web3. In 2021, Mr. Cui invested and founded Be Humble, a cannabis investment company. Mr. Cui graduated from the University of California, Berkeley, with a Bachelor of Arts degree in Political Economy. Since November 2022, Mr. Zheng Cui has served as a Director of the Company.

Ms. Qian Sun, age 35, has more than 10 years of experience in corporate management and industrial investment. In 2010, Ms. Sun joined Shenzhen Worldunion Group (SZ:002285), a publically traded real estate services company in China, as a Project Planner in Northern China, responsible for the project planning and marketing in Northern China. Thereafter, from 2012 to 2017, Ms. Sun worked at Bei Hui United Education, an online education company, as an Assistant to the Chairman and Operation Director respectively, responsible for the development of the company's curriculum and daily operation management. From 2017 to 2020, Ms. Sun worked at Blockchainer, a blockchain consulting and incubation platform company, as a Partner responsible for providing one-stop consulting and incubation services in the blockchain field. From 2020 to 2022, Ms. Sun worked at Consensus Labs, a leading blockchain investment and research firm, as a Partner responsible for industry research and post-investment management. Ms. Sun holds a bachelor's degree in Management from Beijing Normal University. Since November 2022, Ms. Qian Sun has served as a Director and Chief Operating Officer of the Company.

Mr. Hui Cheng, age 31, is an entrepreneur in the Internet and financial technology industry. From 2016 to 2018, Mr. Cheng worked at IDG Capital, a venture capital investment firm, as an Investment Associate. From 2018 to 2019, Mr. Cheng worked at Qudian Group (NYSE:QD), a financial technology service company in China, as a Special Assistant to the Chief Executive Officer, responsible for business globalization. From 2019 to 2022, Mr. Cheng worked for Kuaishou Technology (SEHK:01024), a live streaming services and online marketing services provider, responsible for Kuaishou Technology’s global operation, including marketing and localization operations in Latin America and Southeast Asia. Mr. Cheng holds a Bachelor of Science and a Master of Science in Management from Tsinghua University. Since November 2022, Mr. Hui Cheng has served as a Director of the Company.

Mr. Xiang Qu, age 36, is an experienced financial management professional with over ten (10) years of experience in the financial management and asset management industry. From 2010 to 2017, Mr. Qu joined Yiren Digital Ltd. (formerly known as Yixin Group, NYSE:YRD), a financial technology group in the PRC, where he served as the Chief Financial Officer and Senior Vice President. From 2017 to 2021, Mr. Qu served as a Co-Founder and the Chief Financial Officer of Yu Jin Capital. Mr. Qu currently serves as an executive director of the China Finance Forum and an executive director of the China Venture Capital Association. Mr. Qu received a Master’s Degree in Master of Business Administration from Fudan University. Since May 2022, Mr. Xiang Qu has served as an Independent Director of the Company.

Mr. Er-Yi Toh, age 39, is currently the Chief Executive Officer and founder of Pytheas, a software company in Singapore providing travel Ecommerce services. Prior to founding Pytheas in 2011, Mr. Toh was a Research Analyst at NUS Risk Management Institute (RMI) from 2009 to 2010 where he was responsible for designing and building the data warehouse and financial model system. Mr. Toh received a Bachelor’s Degree of Engineering in Computer Engineering from Nanyang Technological University. Since May 2022, Mr. Er-Yi Toh has served as an Independent Director of the Company.

Mr. Cong Huang, age 41, is a renowned researcher and entrepreneur in financial technology innovation. After receiving the PhD degree in Statistics from Yale University, he worked at Columbia University as an Assistant Professor in the Statistics Department, conducting research focused on algorithms and implementations in data mining. After a period of time, he decided to leave campus to develop his career in financial innovation and technology. At Goldman Sachs (GS), he played a pivotal role in developing various new models and algorithms to improve the speed and accuracy of options pricing methods. At McKinsey & Company, he helped financial institutions implement strategic innovation and transformation initiatives. As a founding member of PingAn Lufax (Nasdaq: LU), he led the Innovative Product Department and developed numerous retail loan products from zero, which have been widely used for reference by Internet finance industry. As the CEO of Xiaoying Tech (Nasdaq: XYF), one of the top finance companies in China, he set up the management and operations structure to lift the trading volume from RMB100 million per month to RMB3 billion per month in two years. Meanwhile, Mr. Cong Huang is the founder and CEO of Weiyan Tech, a leading AI company that provides risk-control and marketing solutions for financial institutions. Mr Huang has Bachelor’s degree in Mathematics from the University of Science & Technology of China and a PhD degree from Yale University. Since March 2021, Mr. Cong Huang has served as an Independent Director of the Company.

Mr. Keith Tan Jun Jie, age 30, is an expert in the financial investment industry in the private and public markets. Mr. Tan currently serves as the Chief Operating Officer in Evolve Family office, focusing on traditional equities and derivative products. In 2017, Mr. Tan consulted for the products derivatives trading team in Royal Dutch Shell, London, on derivatives trading optimization for the global derivatives oil market. In 2013, Mr. Tan served in the military and held the rank of Lieutenant where he acted as the platoon commander in a motorized infantry unit. During his time in the military, Mr. Tan was awarded several awards including the Sword of Merit given to the top 10% of graduating officers. Mr. Tan graduated with First Class Honors - Deans list, in Chemical Engineering from University College London, and obtained the Masters of Philosophy (MPhil) in Management, with Distinction, at the University of Cambridge. Since April 2022, Mr. Keith Tan Jun Jie has served as a Director of the Company.

Yukuan Zhang, age 35, has more than 10 years of experience in audit, consulting, investment, financing, and enterprise management. In 2012, Mr. Zhang worked as a settlement specialist in the Settlement Management Center of Suning Group (SZ002024). From January 2013 to August 2013, Mr. Zhang worked at Shanghui Accounting Firm as an auditor. From October 2013 to August 2015, Mr. Zhang worked at Beijing Daotong Fangyuan Certified Public Accountants as a manager. From October 2015 to April 2019, Mr. Zhang worked at Beijing Xinghua Certified Public Accountants as a senior manager, responsible for audits of Chinese companies in various sectors, such as culture and media, manufacturing, internet, software services, tourism, real estate, education, and catering. From May 2019 to February 2020, Mr. Zhang served as a senior manager at Tianjiu Happiness Holding Group Co., Ltd., a business incubation group. From March 2020 to June 2021, Mr. Zhang served as the Chief Financial Officer at Beijing Swish Technology Co., Ltd., an internet e-commerce platform company. From July 2021 until November 13, 2022, Mr. Zhang served as the Chief Accountant of the Company and has served as Chief Financial Officer of the Company since November 2022. Mr. Zhang obtained a Bachelor’s degree in Management with a major in Accounting from Harbin University of Commerce. Mr. Zhang was certified as a Certified Public Accountant in China in 2015.

B.	Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of US$109,083 in cash as salaries and fees to our former and current independent directors and an aggregate of US$271,656 in cash as salaries and fees to our former and current executives. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plans

We adopted our share incentive plan in 2011, amended it in 2015 (the “2011 Plan”), and new incentive plans in 2020, 2021 and 2022 (the “2020 Plan”, “2021 Plan” and “2022 Plan”), to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business.

The amended and restated 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” In respect of the share incentive plan 2011, amended in 2015, our board of directors has authorized the issuance of ordinary shares of up to 15% of the issued and outstanding share capital of our company from time to time. The maximum aggregate number of shares which may be issued under the 2020 Plan is 150,000,000 shares (pre-mandatory exchange and share consolidation). The maximum aggregate number of shares which may be issued under the 2021 Plan is 400,000,000 shares (pre-mandatory exchange and share consolidation). The maximum aggregate number of shares which may be issued under the 2022 Plan is 1,100,000,000 shares (pre-mandatory exchange and share consolidation).

2011 Plan

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

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under the 2011 Plan.

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

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under the 2020 Plan.

	Ordinary shares underlying		Exercise
	options awarded/Restricted		price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	93,600,000	(1)	—	from 2021/1/3 to 2021/4/30	from 2031/1/2 to 2031/4/29
Executive officers	37,008,000	(1)	—	2020/11/24	2030/11/23
*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under the 2021 Plan.

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

Terms of Directors and Executive Officers

We have ten directors on our board, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors.

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

The Board appointed Ms. Qian Sun as the COO for the Company, effective October 13, 2022. As of the date of this annual report, the current employment agreement (the “COO Employment Agreement”) dated October 13, 2022 between Ms. Qian Sun and the Company governs the terms and conditions of Ms. Qian Sun’s employment, which is substantially in the form filed herein as Exhibit 10.2. Pursuant to the COO Employment Agreement, we agreed to employ Ms. Qian Sun as the COO for an annual base salary of $30,000 with a three-month probationary period. During the employment, Ms. Qian Sun shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Ms. Qian Sun may terminate the COO Employment Agreement for cause, at any time, with one-month notice.

The Board appointed Mr. Yukuan Zhang as the CFO for the Company, effective November 13, 2022. As of the date of this annual report, the current employment agreement (the “CFO Employment Agreement”) dated November 13, 2022 between Mr. Yukuan Zhang and the Company governs the terms and conditions of Mr. Yukuan Zhang’s employment, which is substantially in the form filed herein as Exhibit 10.3. Pursuant to the CFO Employment Agreement, we agreed to employ Mr. Yukuan Zhang as the CFO for a monthly base salary of Renminbi Yuan ￥70,000, payable in U.S. Dollars based on the last 7 days average exchange rate of USD to CNY on the Financial Reserve Website. During the employment, Mr. Yukuan Zhang shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Mr. Yukuan Zhang may terminate the CFO Employment Agreement for cause, at any time, with one-month notice.

Our CEO, COO and CFO have also agreed not to engage in any activities that compete with us, or to directly or indirectly solicit the services of our employees and clients, during employment and for a period of one year after termination of employment. Each of our CEO, COO and CFO has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each of our CEO, COO and CFO also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

D.	Employees

As of December 31, 2022, we had a total of 9 employees, consisting of three executives, two staff members in the digital consultation services business, one staff member in the distributed computing and three staff members in other functions. We had a total of 13 employees as of December 31, 2021 and 22 employees as of December 31, 2020.

The remuneration package for our employees includes salary, sales commissions and employee share option programs. In accordance with applicable regulations in China, we participate in a number of social insurance schemes, namely, a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance and a housing reserve fund for the benefit of all of our employees based in China. We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

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

The total number of ordinary shares issued and outstanding as of December 31, 2022 was 14,069,445,558 shares (pre-mandatory exchange and share consolidation). The Company issued the 4,545,454,546 ordinary shares (pre-mandatory exchange and share consolidation) to the investor upon receiving the $5 million from the investor on January 10, 2023.

On December 29, 2022, the Company’s Board of Directors approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement. Later in January 2023, the Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share and the proposal to cancel the simultaneous ADR ratio change.

The Board approved the transfer of the register of members of the Company from Maples Corporate Services Limited to VStock Transfer, LLC, which will act as the transfer agent of the Company’s ordinary shares, upon the suspension of the Company’s ADRs program and the commencement of trading the Company’s ordinary shares. The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended. As a result of the Mandatory Exchange and Share Consolidation, ADR holders should expect to receive nine-tenths (0.9) of one (1) new ordinary share for every ADR held immediately before the Effective Date but the opening price of the ordinary share post the Share Consolidation and Mandatory Exchange should increase by one-ninth (1/9) of the closing price of the ADRs immediately before the Effective Date.

As of April 5, 2023, the total number of ordinary shares issued and outstanding post the Share Consolidation and Mandatory Exchange was 46,538,116 shares.

Ordinary
Shares
Beneficially
	Owned	Percentage
	Number	(%)
Directors and Executive Officers*:	—	—
Shi Qiu	—	—
Lynn Alan Curtis	—	—
Daniel Kelly Kennedy	—	—
Zheng Cui	—	—
Sun Qian	—	—
Cheng Hui	—	—
Xiang Qu	—	—
Er-Yi Toh	—	—
Cong Huang	—	—
Keith Tan Jun Jie	—	—
Yukuan Zhang	—	—
Principal Shareholders
Hanqi Li (1)	18,716,579	40.22%
Huangtong International Co., Ltd and Huang Tong International Co., Limited (2)	7,601,320	16.33%
Hexin Global Limited (3)	5,769,231	12.40%
*	The business address of the directors and officers is Room 1215, Xin'nan Block No.2, Yuehai Street, Nanshan District, Shenzhen City, 518000, Guangdong Province, People’s Republic of China.
(1)	Representing 18,716,579 ordinary shares held by Hanqi Li. The business address of Mr. Hanqi Li is Flat 35/F Tower 9 Grand Yoho, Yuen Long, Hong Kong.

(2)	Representing 7,601,320 ordinary shares held by Huangtong International Co., Ltd and Huang Tong International Co., Limited, of these, Huangtong International Co., Ltd holds 6,795,455 ordinary shares and Huang Tong International Co., Limited holds 805,865 ordinary shares. Huang Tong International Co., Limited is a wholly-owned subsidiary of Huangtong International Co., Ltd, and Huangtong International Co., Ltd is owned by Sen Gao. The business address of Huangtong International Co., Ltd. is Room 1603, Shui On Centre, Wan Chai, Hong Kong. The business address of Huang Tong International Co., Limited. is Room 1215, Fiyta Technology Building Gaoxin South Road One, Nanshan District, Shenzhen, Guangdong, China.
(3)	Representing 5,769,231 ordinary shares held by Hexin Global Limited, which is owned by Chuntao Zhou. The business address of Hexin Global Limited is 7/F, 15 Shelter Street, Causeway Bay, Hong Kong.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, former shareholder of Mercurity
Zhiyou Wang	Former director of Mercurity’s affiliated companys, former shareholder of Mercurity
Guoda Technology (Shenzhen) Co., Ltd.	A company associated with Zhiyou Wang
Radiance Holding (HK) Limited	Former shareholder of Mercurity
Wei Zheng	Director of Mercurity’s affiliated companys
Ying Wang	Associated with Zhiyou Wang

a)	As of December 31, 2022, the following balance was due from the related party:

		As of December 31,
Net Amount due from the related party		2022
		US$
Kaiming Hu	(i)	—
Guoda Technology (Shenzhen) Co., Ltd.	(ii)	—
Wei Zheng	(iii)	25,000

i.

The receivable due from Mr. Kaiming Hu is $556,083 at the end of December 31, 2021, related to capital contribution. Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. The Company made full provision for doubtful accounts for this receivable at the end of 2021.

ii.

The amounts represent the receivables of $1,503 due from Guoda Technology (Shenzhen) Co., Ltd. related to office lease fee settlement. As Guoda Technology (Shenzhen) Co., Ltd. ceased operations due to poor management in 2022, the Company was unable to recover this receivable, so the Company made full provision for doubtful accounts for this receivable in 2022.

iii.

On September 10, 2022, Mercurity Fintech Technology Holding Inc.(“MFH Tech”), a subsidiary of the Company, provided a loan of US $25,000 to Mr. Wei Zheng, the director of MFH Tech, with a term of one year. As of December 31, 2022, Mr. Wei Zheng has not repaid the loan.

b)	As of December 31, 2022, the following balance was due to the related party:

		As of December 31,
Net Amount due to the related party		2022
		US$
Zhiyou Wang	(i)	250,396
Radiance Holding (HK) Limited	(ii)	273,000
Ying Wang	(iii)	400,000

i.	The amounts represent the payables of $ 250,396 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds.
ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company.
iii.

On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2022, the Company has received USD$0.4 million of the Note from the Noteholder.

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

Any future determination to pay dividends will be made at the discretion of our board of directors subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may declare a dividend at a general meeting of our company. Our board of directors’ decision to declare and pay dividends may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, the amount of distributions, if any, received by us from our US, Hong Kong and PRC subsidiaries, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we will rely on dividends distributed by our US, Hong Kong and PRC subsidiaries. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates—We rely principally on dividends and other distributions on equity paid by our US, Hong Kong and PRC subsidiaries to fund any cash and financing requirements we might have. Any limitation on the ability of our US, Hong Kong and PRC subsidiaries to pay dividends to us could have an adverse effect on our ability to conduct our business.”

B.	Significant Changes

The severity of the COVID-19 pandemic in the first half of 2022 resulted in lockdowns, travel restrictions and quarantines imposed by the PRC government. Our PRC subsidiaries had been seriously impacted by the COVID-19 epidemic. Our PRC subsidiaries had been adversely affected by the foregoing measures and experienced disruption to our business operations, such as closure of office facilities and shortage of human resources.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, the original Chinese technical team also left in the first half of 2022, and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022.

According to our five-year business plan laid out in the second half of 2021, we had originally planned to start physical cryptocurrency mining operations in the United States on a large scale in March 2022, but due to the incident that our cryptocurrencies were out of control and the Bitcoin market price crash, we have delayed the implementation of some of these projects.

In the second half of 2022, our Board of the Directors and the management changed and the future business plan was recalibrated. Our business will include: 1) Distributed computing and storage services business, including cryptocurrency mining and distributed computing and storage services for more other application areas; 2) Digital consultation services, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services; 3) Blockchain technical services business, providing designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies. In May 2022, we opened the US office in New York and moved our corporate headquarter from Shenzhen to New York.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc.(the “MFH Tech”) in New York  to develop distributed computing and storage services (including cryptocurrency mining) and digital consultation services. We started digital consultation services operation in New York since August 2022 and started Filecoin mining operations in the United States since December 2022.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business. After the adjustment of the above corporate structure, we will take MFH Tech, the US subsidiary, as the operating entity of distributed computing and storage services business and digital consultation services business in North America, and will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of blockchain technical services business and digital consultation services business in the Asia-Pacific region.

Except as disclosed in this Item 8B or elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A.	Offer and Listing Details

See “C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “MFH.”

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

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

The following is a general summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign enterprise holders of our ordinary shares may be subject to a 10% PRC income tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we could be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” In addition, gains derived by our non-PRC individual shareholders from the sale of our shares may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is unclear either whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership of our ordinary shares as of the date hereof. Except where noted, this summary deals only with ordinary shares held as capital assets for U.S. federal income tax purposes. As used herein, the term “United States Holder” or “U.S. Holders” means a beneficial owner of our ordinary share or ADS that is for United States federal income tax purposes:

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

This summary does not represent a detailed description of all of the U.S. federal income tax consequences, including those that may be applicable to U.S. Holders if you are subject to special treatment under the United States federal income tax laws, such as:

●	a broker-dealer in securities or currencies;
●	a bank or other financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a pension plan;
●	a cooperative;
●	a tax-exempt organization (including a private foundation);
●	Certain former U.S. citizens or long-term residents;
●	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive or wash sale or a straddle;
●	a dealer or trader in securities that use the mark-to-market method of accounting;
●	a person who owns or is deemed to own 10% or more of our stock (by voter or value);
●	a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor therein);
●	a person whose “functional currency” for U.S. federal income tax purposes is not the United States dollar;
●	a person who acquires our ordinary shares through the exercise of an employee share option or otherwise as compensation; or
●	persons holding our ordinary shares in connection with a trade or business, permanent establishment, or fixed place of business outside the United States.

In addition, this discussion does not address any state, local, estate, gift, alternative minimum or non-United States tax considerations, special accounting rules under Section 451(b) of the Code or the Medicare contribution tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Such partnership or their partners should consult their tax advisors regarding an investment in our ordinary shares.

This summary does not contain a detailed description of all the United States federal income tax consequences that may be applicable to you in light of your particular circumstances and, except as set forth below with respect to PRC tax considerations, does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends and Other Distributions on our ordinary shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on our ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in a U.S Holder’s gross income as ordinary income on the day actually or constructively received by the U.S Holder, in the case of the ordinary shares. Such dividends will not be eligible for the dividends received-deduction allowed to corporations under the Code.

Dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation,” provided certain holding period requirements are met (as discussed below).A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares that are readily tradable on an established securities market in the United States. Our ordinary shares are listed on the Nasdaq Capital Market, and thus, pursuant to the United States Treasury Department guidance, our ordinary shares are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares will meet the conditions required for the reduced tax rate.

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe that we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are readily tradable on an established securities market in the United States, would be eligible for the reduced tax rates. For a discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Even if dividends we pay on our ordinary shares would be treated as paid by a qualified foreign corporation, non-corporate U.S. Holders will not be eligible for the reduced tax rates if they do not hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or to the extent that such U.S. Holders elect to treat the dividend income as “investment income” under the Code. In addition, the tax rate reduction will not apply if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The U.S Holders should consult their tax advisors regarding the application of these rules in their particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid to the U.S. Holder with respect to our ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, PRC withholding taxes on dividends (limited, in the case of a U.S. holder who qualifies for the benefits of the Treaty, to the extent not exceeding the applicable dividend withholding rate under the Treaty) generally will be treated as foreign taxes eligible for credit against the U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as foreign-source income and generally will constitute passive category income. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with United States federal income tax principles. Therefore, U.S. Holders should expect that a distribution generally will be treated as a dividend (as discussed above).

Passive Foreign Investment Company

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder will generally be subject to the special tax rules discussed below, regardless of whether we remain a PFIC, except if the U.S. Holder makes a timely mark-to-market election discussed below.

These special tax rules generally apply to any “excess distribution” (generally any distribution paid during a taxable year to a U.S. Holder which is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares) we make to the U.S. Holder and any gain realized from a sale or other disposition of our ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S Holder’s holding period for the ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC with respect to the U.S. Holder (each, a “pre-PFIC year”), will be treated as ordinary income, and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that taxable year; and.
●	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries, including our VIEs, is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, including our VIEs

As an alternative to the excess distribution rules discussed above, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. “Marketable stock” is generally stock that is regularly traded on a qualified exchange.

If the U.S. Holder makes an effective mark-to-market election, which is generally effective for the taxable year for which the election is made and all subsequent taxable years, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ordinary shares held at the end of the taxable year over the adjusted tax basis in the ordinary shares, and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis in the ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Any gain the U.S. Holder recognizes upon the sale or other disposition of its ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If we cease to be a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Instead of making a mark-to-market election, a U.S. investor in a PFIC may generally mitigate the adverse consequences of the excess distribution rules described above by electing to treat the PFIC as a “qualified electing fund” under the Code. However, we do not intend to provide the information necessary for U.S. Holders to make such an election.

We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will indicate whether we believe we were a PFIC for the relevant taxable year. We do not intend to make any other annual determination or otherwise notify U.S. Holders regarding our status as a PFIC for any taxable year. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of holding our ordinary shares if we are a PFIC in any taxable year.

If a U.S. Holder owns (or is deemed to own) our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department with respect to us. Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. Holder will generally recognize gain or loss on any sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year. The deductibility of capital losses may be subject to limitations.

Any such gain or loss the U.S. Holder recognizes will generally be treated as United States source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if the U.S. Holder is eligible for the benefits of the Treaty, the U.S. Holder may elect to treat such gain as PRC source gain under the Treaty and, accordingly, the U.S. Holder may be able to credit the PRC tax against the U.S. Holder’s United States federal income tax liability. If the U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source, then the U.S. Holder generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The U.S. Holder will be eligible for the benefits of the Treaty if, for purposes of the Treaty, the U.S. Holder is a resident of the United States, and the U.S. Holder meets other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, U.S. Holders are specifically urged to consult their tax advisors regarding their eligibility for the benefits of the Treaty and the availability of the foreign tax credit and the election to treat any gain as PRC source under their particular circumstances.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) on IRS Form 8938. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Pursuant to the agreements with our current customer, the service fees we receive from our customer are denominated in U.S. dollars. Substantially all of our costs and operating expenses are paid in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk.

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 2.3% in the years ended December 31, 2021 and appreciation of approximately 8.2% in the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes in China, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and lending to the discontinued business that was disposed. We had net interest income of US$ $5,118 for the year ended December 31, 2022. We had cash and cash equivalents of US$ $7,446,664 as of December 31, 2022. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$74,467. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 14E. USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-201413) for our initial public offering of 4,000,000 ADSs, which became effective on March 31, 2015. We received net proceeds of approximately US$37.3 million from our initial public offering, all of which we have already applied to our operations thereafter.

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

Based upon that evaluation, our management has concluded that, our disclosure controls and procedures were effective as of December 31, 2022 in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were effective on December 31, 2022.

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

	For the Year Ended December 31,
	2022	2021
Audit Fees	71,200	106,000
Audit-Related Fees	—	77,500
Tax Fees	—	—
All Other Fees	—	36,000
Total	$71,200	$219,500

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. As our 2022 audit actually begins in 2023, audit expenses for our 2022 audit are not recognized in our 2022 financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 27, 2023, we dismissed Shanghai Perfect C.P.A. Partnership (“Shanghai Perfect”) as our independent registered public accounting firm. Effective from January 27, 2023, we appointed Onestop Assurance PAC, or Onestop, as our new independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board.

Shanghai Perfect’s audit reports on our consolidated financial statements as of December 31, 2019, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2019, 2020 and 2021, there were (i) no disagreements between us and Shanghai Perfect on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Shanghai Perfect’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, and (ii) there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

We provided Shanghai Perfect with a copy of the disclosures from the first paragraph to the third paragraph under this Item 16F and requested from Shanghai Perfect a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Shanghai Perfect’s letter dated April 25, 2023 is attached as Exhibit 15.3.

During each of the years ended December 31, 2019, 2020 and 2021 and the subsequent interim period through January 27, 2023, neither we nor anyone on behalf of us has consulted with Onestop regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Onestop concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

After considering all the facts and circumstances, our audit committee determined that Onestop Assurance PAC would be capable of exercising objective and impartial judgment in connection with the audits of our financial statements.

Therefore, with respect to the independence matter described above, we concluded that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Onestop Assurance PAC was and would be capable of exercising objective and impartial judgment in connection with the audits of our financial statement for the fiscal year ended December 31, 2022 and future periods.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements. Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to exhibit 1.1 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
2.1	Description of Securities (incorporated by reference to exhibit 2.3 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S- 8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
4.2	2020 Share Incentive Plan (incorporated by reference to Exhibit 4.2 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.3	2021 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S- 8 registration statement (File No. 333-259774) filed with the SEC on September 24, 2021)
4.4*	2022 Share Incentive Plan
4.5

Share Purchase Agreement, dated as of September 2, 2021, by and between the Registrant and TEAO TECHNOLOGY CO., LIMITED, GUANRUI TECHNOLOGY CO., LIMITED and Xuan Ying Co., Ltd (incorporated by reference to Exhibit 4.7 of the annual report on Form 20-F filed with the SEC on June 15, 2022)

4.6

Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Newlight X Ltd. (incorporated by reference to Exhibit 4.9 of the annual report on Form 20-F filed with the SEC on June 15, 2022)

4.7

Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Castlewood Fintech Ltd. (incorporated by reference to Exhibit 4.10 of the annual report on Form 20-F filed with the SEC on June 15, 2022)

4.8

Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Brighton Fintech Ltd. (incorporated by reference to Exhibit 4.11 of the annual report on Form 20-F filed with the SEC on June 15, 2022)

4.9

English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 10.1 to current report on Form 6-K filed with the SEC on February 7, 2022)

4.10

English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd. and the shareholders of Mercurity (Beijing) Technology Co., Ltd. (incorporated by reference to exhibit 10.2 to current report on Form 6-K filed with the SEC on February 7, 2022)

4.11	Promissory note in the principal amount of up to USD$5,000,000 dated June 13, 2022 (incorporated by reference to exhibit 4.1 to current report on Form 6-K filed with the SEC on June 17, 2022)
4.12*	Share Purchase Agreement, dated as of November 11, 2022
4.13*	Share Purchase Agreement, dated as of November 30, 2022
4.14*	Asset Purchase Agreement, dated as of December 15, 2022
4.15*	Share Purchase Agreement, dated as of December 23, 2022
4.16*	Securities Purchase Agreement dated as of January 31, 2023, for the issuance of an Unsecured Convertible Promissory Note
4.17	The Chief Executive Officer Employment Agreement with Mercurity Fintech Holding Inc. (incorporated by reference to Exhibit 4.17 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.18	The Chief Operating Officer Employment Agreement with Mercurity Fintech Holding Inc. (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the SEC on October 18, 2022)
8.1*	List of Subsidiaries of the Registrant
11.1	Revised Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC

15.2*	Consent of Shanghai Perfect C.P.A. Partnership
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mercurity Fintech Holding Inc.
(Registrant)

Date: April 25, 2023	By:	/s/ Shi Qiu
Shi Qiu
Chief Executive Officer

Date: April 25, 2023	By:	/s/ Yukuan Zhang
Yukuan Zhang
Chief Financial Officer

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mercurity Fintech Holding Inc. and subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2020 and 2021 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2020 and 2021 financial statements have been restated to correct certain misstatements.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment of Intangible Assets

As described in Note 9 to the financial statements, the Company recorded its digital currencies as intangible asset, with a carrying amount of $8.3 million. The Company estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3.1 million impairment loss for the year ended December 31, 2022.

The principal consideration for our determination that auditing impairment of intangible assets is a critical audit matter is due to the degree of complexity and judgment used by management in developing the fair value measurement, which led to a high degree of audit judgment and subjectivity and significant effort in performing procedures relating to fair value measurement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (1) reviewing procedures of management’s impairment assessment, (2) evaluating the reasonableness of the valuation methodology used by management and (3) testing the completeness and accuracy of the underlying data used by the management.

Legal Proceeding of Intangible Assets Stored in the Out-of -control Cold Wallets

As disclosed in Note 9 and Note 19 to the financial statements, the book value on December 31, 2022 of the Bitcoins and USD Coins stored in the Company’s out-of-control wallets was $3,944,808. As the Recovery Proceeding has not yet concluded, the Company’s financial statements for the year ended December 31, 2022 do not recognize any related losses on the digital assets currently being held temporarily by the Public Security Bureau.

We determined that the legal proceeding is a critical audit matter as there was significant judgment made by management when assessing the likelihood of a loss being incurred and when estimating the loss or range of loss for each claim, which in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment of the liabilities and disclosures related to legal proceedings contingencies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (1) obtaining and evaluating the legal opinion provided by external legal counsel；(2) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; (3) evaluating the sufficiency of the Company’s disclosures related to legal proceedings.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 25, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc. (formerly known as JMU Limited):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mercurity Fintech Holding Inc. (formerly known as JMU Limited) (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Shanghai Perfect C.P.A Partnership

Shanghai Perfect C.P.A Partnership

Shanghai, the People’s Republic of China

April 25, 2023

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		December 31,	December 31,
	Note	2022	2021
			( as restated )
ASSETS:
Current assets:
Cash and cash equivalents		7,446,664	440,636
Security deposit	5	33,909	—
Accounts receivable	6	—	—
Prepaid expenses and other current assets, net	7	10,925	1,295,362
Amounts due from related parties	15	25,000	1,503
Assets relating to discontinued operations		—	4,403
Total current assets		$7,516,498	$1,741,904

Non-current assets:
Operating right-of-use assets, net	12	873,878	—
Property and equipment, net	8	5,961,173	—
Intangible assets, net (including digital assets wrongfully seized and impounded by the Sheyang County Public Security Bureau of China, with a book value of $3,944,808 as of December 31, 2022)	9	4,233,228	7,277,717
Security deposit	4	57,300	—
Deferred tax assets	11	251,005	—
Total non-current assets		$11,376,584	$7,277,717

TOTAL ASSETS		$18,893,082	$9,019,621

LIABILITIES AND SHAREHOLDER’S EQUITY:

Current liabilities:
Accrued expenses and other current liabilities	10	236,490	218,437
Amounts due to related parties	15	923,596	1,122,607
Operating lease liabilities	12	269,675	—
Current liabilities of discontinued operations		—	30,938
Total current liabilities		$1,429,761	$1,371,982

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		December 31,	December 31,
	Note	2022	2021
			( as restated )
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Operating lease liabilities	12	634,457	—
Total non-current liabilities		$634,457	$—

TOTAL LIABILITIES		$2,064,218	$1,371,982

Commitments and contingencies	16

Shareholders’ equity:
Ordinary shares ($0.00001 par value, 25,000,000,000 shares authorized as of December 31, 2021 and 2022, and 4,937,916,229 and 14,069,445,558 shares issued and outstanding as of December 31, 2021 and 2022)	13	140,716	49,401
Additional paid-in capital		682,848,997	668,183,689
Accumulated deficit		(667,320,289)	(661,685,318)
Accumulated other comprehensive (loss)/income		1,159,440	1,099,867
Total shareholders’ equity		$16,828,864	$7,647,639

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$18,893,082	$9,019,621

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2022	2021	2020
			( as restated )	( as restated )
Revenue:
Technical services		—	5,864	1,402,300
Cryptocurrency mining		783,438	664,307	—
Consultation services		80,000	—	—
Total Revenue		$863,438	$670,171	$1,402,300

Cost of Revenue:
Technical services		—	—	(79,150)
Cryptocurrency mining		(1,361,600)	(702,679)	—
Consultation services		(19,000)	—	—
Total Cost of Revenue		$(1,380,600)	$(702,679)	$(79,150)

Gross profit		$(517,162)	$(32,508)	$1,323,150

Operating expenses:
Sales and marketing		(35,000)	—	—
General and administrative		(2,156,063)	(10,351,357)	(1,156,574)
Provision for doubtful accounts		(3,138)	(1,750,909)	—
(Loss)/income on disposal of intangible assets		(29,968)	121,020	—
Impairment loss of intangible assets	9	(3,144,053)	(1,292,568)	(835,344)
Impairment loss of goodwill		—	—	—
Total operating expenses		$(5,368,222)	$(13,273,814)	$(1,991,918)
Operating loss from continuing operations		$(5,885,384)	$(13,306,322)	$(668,768)

Interest income, net		5,118	1,083	7,983
Other income/(expenses), net		1,248	(143)	(32,533)
Loss from disposal of subsidiaries	1	(4,664)	—	—

Loss before provision for income taxes		$(5,883,682)	$(13,305,382)	$(693,318)
Income tax benefits	11	248,711	—	—
Loss from continuing operations		$(5,634,971)	$(13,305,382)	$(693,318)

Discontinued operations:
Loss from discontinued operations	1	—	(8,360,322)	(957,955)
Net loss		$(5,634,971)	$(21,665,704)	$(1,651,273)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(5,634,971)	$(21,665,704)	$(1,651,273)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2022	2021	2020
			( as restated )	( as restated )
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(5,634,971)	$(21,665,704)	$(1,651,273)
Continuing operations		(5,634,971)	(13,305,382)	(693,318)
Discontinued operations		—	(8,360,322)	(957,955)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	2	14,435,674	9,720,934	6,689,704
Weighted average shares used in calculating diluted net loss per ordinary share	2	14,435,674	9,720,934	6,689,704

Net Loss per ordinary share
Basic	2	(0.39)	(2.23)	(0.25)
Diluted	2	(0.39)	(2.23)	(0.25)
Net Loss per ordinary share from continuing operation
Basic	2	(0.39)	(1.37)	(0.10)
Diluted	2	(0.39)	(1.37)	(0.10)
Net Loss per ordinary share from discontinued operation
Basic	2	—	(0.86)	(0.14)
Diluted	2	—	(0.86)	(0.14)

The accompanying notes are an integral part of these consolidated financial statements

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2022	2021	2020
			( as restated )	( as restated )
Net loss		$(5,634,971)	$(21,665,704)	$(1,651,273)
Change in cumulative foreign currency trans adjustment		28,289	3,285	45,396
Comprehensive loss		$(5,606,682)	$(21,662,419)	$(1,605,877)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

					Accumulated	Total Mercurity
			Additional		Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2022	4,937,916,229	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639
Share-based compensation (Note 14)	205,800,000	2,058	556,337	—	—	558,395	558,395
Issuance of shares as a consideration for acquisition (Note 13)	2,718,181,818	27,182	6,270,746	—	—	6,297,928	6,297,928
Issuance of shares in the private placement (Note 13)	6,207,547,511	62,075	7,838,225	—	—	7,900,300	7,900,300
Net loss	—	—	—	(5,634,971)	31,284	(5,603,687)	(5,603,687)
Foreign currency translation	—	—	—	—	28,289	28,289	28,289
Balance as of December 31, 2022	14,069,445,558	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

					Accumulated	Total Mercurity
			Additional		Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2021 (as restated)	2,978,278,329	29,805	649,145,830	(640,019,614)	1,096,582	10,252,603	10,252,603
Share options exercised	3,602,880	36	13,058	—	—	13,094	13,094
Share-based compensation (Note 14)	603,177,880	6,032	8,343,830	—	—	8,349,862	8,349,862
Issuance of shares in the private placement (Note 13)	1,352,857,140	13,528	10,680,971	—	—	10,694,499	10,694,499
Net loss	—	—	—	(21,665,704)	—	(21,665,704)	(21,665,704)
Foreign currency translation	—	—	—	—	3,285	3,285	3,285
Balance as of December 31, 2021 (as restated)	4,937,916,229	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

					Accumulated	Total Mercurity
			Additional		Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2020 (as restated)	2,108,869,528	21,096	645,330,800	(638,368,341)	1,051,186	8,034,741	8,034,741
Share options exercised	18,270,720	184	—	—	—	184	184
Share-based compensation (Note 14)	—	—	285,950	—	—	285,950	285,950
Issuance of shares as a consideration for acquisition (Note 13)	761,789,601	7,618	3,229,987	—	—	3,237,605	3,237,605
Issuance of shares in the private placement (Note 13)	90,000,000	900	299,100	—	—	300,000	300,000
Net loss	—	—	—	(1,651,273)	—	(1,651,273)	(1,651,273)
Foreign currency translation	—	—	—	—	45,396	45,396	45,396
Settlement of share options exercised with shares held by depository bank	(650,520)	7	(7)	—	—	—	—
Balance as of December 31, 2020 (as restated)	2,978,278,329	29,805	649,145,830	(640,019,614)	1,096,582	10,252,603	10,252,603

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2022	2021	2020
		( as restated )	( as restated )
Cash flows from operating activities:
Net loss	(5,634,971)	(21,665,704)	(1,651,273)
Less: Net loss from discontinued operations	—	(8,360,322)	(957,955)
Net loss from continuing operations	(5,634,971)	(13,305,382)	(693,318)

Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	3,138	1,750,909	—
Impairment loss of intangible assets	3,144,053	1,292,568	835,344
Depreciation of fixed assets and amortization of intangible assets	28,950	—	—
Stock-based compensation	558,395	8,349,862	286,132
Loss from disposal of subsidiaries	4,664	—	—
Other income/(expenses)	23,318	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(783,438)	(664,307)	—
Digital assets received as payment	—	(5,864)	(17,863)
Digital assets used to pay expenses	—	2,141,375	6,924
Disposal of digital assets	998,902	325,987	647
Accounts receivable, net of allowance	—	380,510	835,533
Prepaid expenses and other current assets	1,281,109	(1,105,481)	(740,150)
Right-of-use assets	(873,878)	—	—
Deferred tax assets	(251,005)	—	—
Accounts payable	22,075	—	—
Advance from customers	80,000	—	—
Accrued expenses and other current liabilities	(87,867)	(184,429)	(161,626)
Lease liabilities	904,132	—	—
Net cash (used in)/provided by continuing operations	$(582,423)	$(1,024,252)	$351,623
Net cash used in discontinued operations	—	(386,777)	(957,591)
Net cash used in operating activities	$(582,423)	$(1,411,029)	$(605,968)

Cash flows from investing activities:
Purchase of fixed assets	(7,222)	—	—
Loan to affiliate person	(25,000)	—	—
Net cash used in continuing operations	$(32,222)	$—	$—
Net cash provided by discontinued operations	—	—	144
Net cash (used in)/provided by investing activities	$(32,222)	$—	$144

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2022	2021	2020
		( as restated )	( as restated )
Cash flows from financing activities:
Issuance of common stock	7,900,300	713,082	300,000
Borrowings	400,000	935,793	—
Cash paid for debt	(579,875)	(93,091)	—
Net cash provided by continuing operations	$7,720,425	$1,555,784	$300,000
Net cash provided by discontinued operations	—	120,419	—
Net cash provided by financing activities	$7,720,425	$1,676,203	$300,000

Effect of exchange rate changes by continuing operations	(8,543)	2,953	43,374
Effect of exchange rate changes by discontinued operations	—	403	2,022
Effect of exchange rate changes	$(8,543)	$3,356	$45,396

Increase/(decrease) in cash and cash equivalents	$7,097,237	$268,530	$(260,428)

Cash and cash equivalents, beginning of the year	$440,636	$174,783	$435,211

Cash and cash equivalents of continuing operations, end of the year	7,537,873	440,636	142,557
Cash and cash equivalents of discontinued operations, end of the year	—	2,677	32,226
Cash and cash equivalents, end of the year	$7,537,873	$443,313	$174,783

Supplement disclosure of cash flow information Interest paid	—	—	4

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

On May 21, 2019, the Company acquired Unicorn Investment Limited (“Unicorn”) and its subsidiaries and a VIE (“the Acquisition of Unicorn”). Pursuant to a share purchase agreement, the Company purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 632,660,858 newly issued ordinary shares of the Company. On that date, Unicorn, a developer of asset transaction platform products based on blockchain technologies, became a wholly owned subsidiary of the Company. On December 28, 2020, Unicorn changed its name from Unicorn Investment Limited to Mercurity Limited.

On July 22, 2019, the Company sold all of its equity interests in New Admiral Limited, a subsidiary of the Company, together with all of its subsidiaries and consolidated VIEs and their respective subsidiaries (collectively, the “Food Supply Chain Entities”), which were engaged in the Company’s food supply chain business. The sale was pursuant to a definitive agreement entered into between the Company and Marvel Billion Development Limited, company with limited liability incorporated under the laws of Hong Kong (the “Buyer”), in exchange for the Buyer’s payment of $1,000,000 and the assumption of $4,521,053 of net liabilities of the Food Supply Chain Entities. This disposal represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, assets and liabilities, Revenue and expenses, and cash flows related to the Food Supply Chain Entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

On March 1, 2020, the Company acquired NBpay Investment Limited (“NBpay”) and its subsidiaries and a VIE (“the Acquisition of NBpay”). Pursuant to a share purchase agreement, the Company purchased all the issued and outstanding shares of Unicorn from its shareholder for the consideration of 761,789,601 newly issued ordinary shares of the Company. On that date, NBpay, a developer of asset transaction platform products based on blockchain technologies, became a wholly owned subsidiary of the Company.

After the Acquisition of Unicorn and the Acquisition of NBpay, blockchain technical services became the principal business of the Company, which to design and develop digital asset transaction platforms based on blockchain technologies for customers to facilitate asset trading, asset digitalization and cross-border payments and provide supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

In August 2021, the board and the management of the Company changed and the future business plan was recalibrated. The Company added cryptocurrency mining as one of the main businesses going forward. The Company entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

According to the Company's five-year business plan laid out in the second half of 2021, the Company had originally planned to start physical cryptocurrency mining operations in the United States on a large scale in March 2022, but due to the Recovery Proceeding and the Bitcoin market price crash, the Company has delayed the implementation of some of these projects.

In the first half of 2022, the Company completed a novel software for the quantitative trading of digital assets through independent research and development. The software will first be implemented internally to enhance the quantitative cryptocurrency investment business before it will be made available to the public.

In the second half of 2022, the board and the management of the Company changed and the future business plan was recalibrated again. The Company's business will include: 1) Distributed computing and storage services business, including cryptocurrency mining and distributed computing and storage services for more other application areas; 2) Digital consultation services, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services; 3) Blockchain technical services business, providing designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies.

On July 15, 2022, the Company incorporated Mercurity Fintech Technology Holding Inc.(“MFH Tech”) in US, which plans to develop distributed computing and storage services and digital consultation services. On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering, and derived USD$80,000 related revenue in 2022.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in the Company’s ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify the Company as a pioneer in the creation of the Web3 framework. The assessed value of the Web3 decentralized storage infrastructure is $5,982,900. In addition, the Company also received 104646.5806 filecoins from Huangtong International Co., Ltd. for free. On December 20, 2022, the assets began to be used for Filecoin mining operations and the effective computing power is expected to reach 64 PiB.

As of December 31, 2022, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Mercurity Fintech Technology Holding Inc.	July 15, 2022	US	100%
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	PRC	100%
NBpay Investment Limited	March 2, 2020	British Virgin Islands	100%
NBpay Fintech Pte Ltd.	March 2, 2020	Singapore	100%
Golden Nation Ltd.	October 17, 2021	US	100%

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE termination

On December 24, 2021, the board of the Company decided to dismantle the VIE structure and divest Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. Therefore, in the financial statements for the year ended December 31, 2021, Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd. are listed as discontinued concerns.

On January 15, 2022, Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. (VIE), signed a Termination Agreement Re Existing Control Documents with Wang Zhiyou and Zhou Jie, the 2b3np shareholders of Beijing Lianji Technology Co., Ltd.. According to the agreement, from the date hereof, each Party no longer retains any right under the Existing Control Documents and no longer needs to perform any obligation under the Existing Control Documents. However, the rights and obligations actually exercised by each Party based on any Existing Control Documents shall remain effective. Any income or other benefits of any nature funds obtained or actually received by any Party based on the Existing Control Documents need not be returned to the opposite Party, and the existing accounts receivable and payable between the Parties shall still be paid. Meanwhile, Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd., Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc. jointly signed an Agreement on Modification of Customer's Rights and Obligations. Beijing Lianji Technology Co., Ltd. transfered all of its receivables and other creditor's rights to Beijing Lianji Future Technology Co., Ltd., and all debts owned by Beijing Lianji Technology Co., Ltd. to Ucon Capital (HK) Limited, Mercurity Limited and Mercurity Fintech Holding Inc were borne by Beijing Lianji Future Technology Co., Ltd..

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE termination (continued)

The financial results of Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd. are summarized set out below. The assets, liabilities, revenue and expenses have been reclassified as discontinued operations to retrospectively reflect the changes for the year ended December 31, 2021 and 2022.

	As of December 31,
	2022	2021
Carrying amounts of assets under disposal

Cash and cash equivalents	—	2,677
Prepaid expenses and other current assets, net	—	1,726
Total current assets of discontinued operations	—	4,403
Total assets of discontinued operations		4,403

Carrying amounts of liabilities under disposal

Accrued expenses and other current liabilities	—	3,194
Amounts due to related parties	—	27,744
Total current liabilities of discontinued operations	—	30,938
Total liabilities of discontinued operations	—	30,938

	For the year ended December 31,
	2022	2021
Revenue	—	122,343
Cost of revenue	—	(41,668)
Gross profit	—	80,675
General and administrative	—	(334,880)
Impairment loss	—	(8,107,943)
Operating loss from discontinued operations	—	(8,362,148)
Interest expense, net	—	91
Other income/(expenses), net	—	1,735
Net loss from discontinued operations	—	(8,360,322)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE termination (continued)

The Company confirmed January 15, 2022 as the disposal date of Beijing Lianji Technology Co., Ltd. and Mercurity (Beijing) Technology Co., Ltd.(“the VIEs”). The assets and liabilities of the VIEs as of the disposal date and the loss from disposal of VIEs are as follows:

	For the year Ended January 15, 2022 (Disposal Date)
	Beijing Lianji Technology Co., Ltd.	Mercurity (Beijing) Technology Co., Ltd.	Total
Cash and cash equivalents	3,379	2,455	5,834
Due from the related party	95,239	313,475	408,714
Prepaid expense and other current assets, net	1,732	—	1,732
Total current assets	100,350	315,930	416,280
Total assets	100,350	315,930	416,280

Accrued expenses and other current liabilities	16,594	14,441	31,035
Due to the related party	315,050	96,814	411,864
Total current liabilities	331,644	111,255	442,899
Total liabilities	331,644	111,255	442,899

Net assets (i)	(231,294)	204,675	(26,619)
Disposal consideration (ii)	—	—	—
Other comprehensive income/loss (iii)	(64,319)	33,036	(31,283)
Loss from disposal of VIEs (iv, iv = ii – I + iii)	166,975	(171,639)	(4,664)

Assets and liabilities, Revenue and expenses, and cash flows related to the divested VIE entities had been reclassified in the accompanying consolidated financial statements as discontinued operations for the year ended December 31, 2020 and 2021. The financial statements of the Company for the year ended December 31, 2022 recognized the loss from disposal of VIEs as $4,664.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.    RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Previous Financial Statements Changes from Impairment of Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”). ASC 350-30-35-18 and ASC 350-30-35-19 call for that we should consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently.

The intangible assets of the Company are cryptocurrencies which are measured at cost. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

Updating of the Company’s historical calculations of the cryptocurrencies impairment amounts resulted in correction of Impairment of Intangible assets. In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the changes from qualitative and quantitative perspectives, and concluded that the changes were material to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statements of Operations, Equity, and Cash Flows for the year ended December 31, 2021. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes.

Reclassification of previously Issued consolidated statements of operations and cash flows

In the previously issued consolidated statements of operations for the year ended December 31, 2021, we did not clearly disclose the Provision for Doubtful Accounts, (Loss)/Income on disposal of intangible assets and Impairment loss of intangible assets, which were generally listed in Impairment Loss. In the previously issued consolidated statements of cash flows for the year ended December 31, 2020 and 2021, we listed the increase and decrease of our cryptocurrencies in cash flows from investing activities, but based on our current and future business structure, it should be listed in cash flows from operating.We decided to restate these items in the current consolidated statement.

The following tables present the effects of correcting these changes on the Company’s financial statements as of December 31, 2021, and for the year ended December 31, 2021.

	As of December 31, 2021
Consolidated Balance Sheet	As previously reported	Adjustment	As restated
Intangible assets	8,197,290	(919,573)	7,277,717
Total non-current assets	8,197,290	(919,573)	7,277,717
Total assets	9,939,194	(919,573)	9,019,621
Accumulated deficits	(660,765,745)	(919,573)	(661,685,318)
Total shareholders’ equity	8,567,212	(919,573)	7,647,639
Total Liabilities and Shareholders’ Equity	9,939,194	(919,573)	9,019,621

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.    RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

	For the year ended December 31, 2021
Consolidated Statements of Operations	As previously reported	Adjustment	As restated
Impairment loss (i)	(2,123,904)	2,123,904	—
Provision for doubtful accounts	—	(1,750,909)	(1,750,909)
Income from disposal of intangible assets	—	121,020	121,020
Impairment loss of intangible assets (i)	—	(1,292,568)	(1,292,568)
Total operating expenses	(12,475,261)	(798,553)	(13,273,814)
Operating loss	(12,507,769)	(798,553)	(13,306,322)
Other income/(expenses), net	120,877	(121,020)	(143)
Loss before provision for income taxes	(12,385,809)	(919,573)	(13,305,382)
Loss from continuing operations	(12,385,809)	(919,573)	(13,305,382)
Net loss	(20,746,131)	(919,573)	(21,665,704)

	As of December 31, 2021
		Total Mercurity
		Fintech
		Holding Inc.	Total
		shareholders’	shareholders’
Consolidated Statements of Stockholders' Equity	Accumulated deficits	equity	equity
Net loss (as previously reported)	(20,746,131)	(20,746,131)	(20,746,131)
Net loss (adjustment)	(919,573)	(919,573)	(919,573)
Net loss (as restated)	(21,665,704)	(21,665,704)	(21,665,704)

Balance as of December 31, 2021 (as previously reported)	(660,765,745)	8,567,212	8,567,212
Balance as of December 31, 2021 (adjustment)	(919,573)	(919,573)	(919,573)
Balance as of December 31, 2021 (as restated)	(661,685,318)	7,647,639	7,647,639

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.    RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

	For the year ended December 31, 2021
Consolidated Statements of Cash Flows	As previously reported	Adjustment	As restated
Net loss	(20,746,131)	(919,573)	(21,665,704)
Net loss from continuing operations	(12,385,809)	(919,573)	(13,305,382)

Adjustments to reconcile net loss to net cash used in operating activities:
Impairment loss	2,123,904	(2,123,904)	—
Provision for doubtful accounts	—	1,750,909	1,750,909
Impairment loss of intangible assets	—	1,292,568	1,292,568
Digital assets generated from mining business	—	(664,307)	(664,307)
Digital assets received as payment	—	(5,864)	(5,864)
Digital assets used to pay expenses	—	2,141,375	2,141,375
Disposal of digital assets	—	325,987	325,987
Prepaid expenses and other current assets	(1,724,999)	619,518	(1,105,481)
Accrued expenses and other current liabilities	(241,143)	56,714	(184,429)
Net cash used in continuing operations	(3,618,695)	2,594,443	(1,024,252)
Net cash used in operating activities	(4,005,472)	2,594,443	(1,411,029)

Cash flows from investing activities:
Digital assets received as payment	(5,864)	5,864	—
Digital assets used to pay expenses	2,174,319	(2,174,319)	—
Disposal of digital assets	425,988	(425,988)	—
Net cash (used in)/provided by continuing operations	2,594,443	(2,594,443)	—
Net cash (used in)/provided by investing activities	2,594,443	(2,594,443)	—

	For the year ended December 31, 2020
Consolidated Statements of Cash Flows	As previously reported	Adjustment	As restated
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Digital assets received as payment	—	(17,863)	(17,863)
Digital assets used to pay expenses	—	6,924	6,924
Disposal of digital assets	—	647	647

Cash flows from investing activities:
Digital assets received as payment	(17,863)	17,863	—
Digital assets used to pay expenses	7,571	(7,571)	—
Disposal of digital assets	—	—	—
Net cash (used in)/provided by continuing operations	(10,292)	10,292	—
Net cash (used in)/provided by investing activities	(10,148)	10,292	144

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.    RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

The remainder of these notes to the consolidated financial statements have been updated, as applicable, to reflect the impacts of the revisions described above.

Calculation and Restatement of the loss per share in current and previously issued consolidated statements of operations based on the new number of the ordinary shares after the 2023 Share Consolidation

On December 29, 2022, the Company’s Board of Directors approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, which will be effective on February 28, 2023.

According to ASC 260-10-55-12, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to refiect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior period financial statements presented shall be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.    RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Calculation and Restatement of the loss per share in current and previously issued consolidated statements of operations based on the new number of the ordinary shares after the 2023 Share Consolidation (continued)

	For the year ended December 31,
Consolidated Statements of Operation	2022	2021	2020
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	(5,634,971)	(21,665,704)	(1,651,273)
Continuing operations	—	(13,305,382)	(693,318)
Discontinued operations	(5,634,971)	(8,360,322)	(957,955)

Before the Share Consolidation:

Weighted average shares used in calculating basic net loss per ordinary share	5,774,269,431	3,888,373,404	2,675,881,652
Weighted average shares used in calculating diluted net loss per ordinary share	5,774,269,431	3,888,373,404	2,675,881,652

Net Loss per ordinary share
Basic	(0.00)	(0.00)	(0.00)
Diluted	(0.00)	(0.00)	(0.00)

Net Loss per ordinary share from continuing operation
Basic	(0.00)	(0.00)	(0.00)
Diluted	(0.00)	(0.00)	(0.00)

Net Loss per ordinary share from discontinued operation
Basic	(0.00)	(0.00)	(0.00)
Diluted	(0.00)	(0.00)	(0.00)

After the Share Consolidation:

Weighted average shares used in calculating basic net loss per ordinary share	14,435,674	9,720,934	6,689,704
Weighted average shares used in calculating diluted net loss per ordinary share	14,435,674	9,720,934	6,689,704

Net Loss per ordinary share
Basic	(0.39)	(2.23)	(0.25)
Diluted	(0.39)	(2.23)	(0.25)

Net Loss per ordinary share from continuing operation
Basic	(0.39)	(1.37)	(0.10)
Diluted	(0.39)	(1.37)	(0.10)

Net Loss per ordinary share from discontinued operation
Basic	—	(0.86)	(0.14)
Diluted	—	(0.86)	(0.14)

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company had an accumulated deficit of approximately $667 million as December 31, 2022 and had a net loss of approximately $5.6 million for the year ended December 31, 2022. In connection with the Company's assessment of going concern considerations in accordancewith Financial Accounting Standard Board's Accounting Standards Update (“ASU”) 2014-15. “Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern”, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company's ability to continue as a going concern.

Although the Company was still unable to achieve better operating results in 2022, with the restructuring of the board and management in the second half of 2022, the Company secured new financing and clarified new business plans. The Company's business will include: 1) Distributed computing and storage services business, including cryptocurrency mining and distributed computing and storage services for more other application areas; 2) Digital consultation services, providing digital payment solutions, asset management, and a continued expansion into online and traditional brokerage services; 3) Blockchain technical services business, providing designing and developing digital asset transaction platforms, digital asset quantitative investment software and other innovative and derivative services based on blockchain technologies. The Company received US$3.15 million, US$5 million and US$5 million from three PIPEs in November 2022, December 2022 and  January 2023 and then received US$9 million from an unsecured convertible promissory note issued on February 2023.

In December 2022, the Company purchased a series of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares, and the assets began to be used for Filecoin mining operations and the effective computing power is expected to reach 64 PiB. In January 2023, the Company entered into an asset purchase agreement to purchase 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. These machines will be delivered by July 10, 2023, and will be used for physical Bitcoin mining business. Despite the widespread cryptocurrency slump in 2022, based on the average price of Bitcoin and Filcoin in the first quarter of 2023, the Company is likely to see profits from Bitcoin and Filecoin physical mining in 2023. The Company are also expanding the digital advisory services team, and will step by step acquire asset management and brokerage licenses, and increase marketing efforts to gain more clients for consultation services business. What’s more, the Company will establish a new technical services team in China for futher technical services business.

Although the Company experienced significant changes in 2022, the management believes that the Company is about to embark on a period of sustained improvement. As a result, the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Company is unable to continue as a going concern.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of Revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of contingent consideration from business combination and purchase price allocation for business combinations and assets acquisition. Actual results could materially differ from those estimates.

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries and VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations (continued)

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of Revenue and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, provision for other receivables, estimating useful lives and impairment for intangible assets, impairment of goodwill, valuation allowance for deferred tax assets and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional and reporting currency of the Company is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of the Company’s subsidiary, Mercurity Limited, is U.S. dollars. The functional currency of the Company’s HK subsidiaries, Ucon, is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Investment limited is the United States dollar (“U.S. dollars”, “US$” or “$”). The functional currency of NBPay Fintech Pte Ltd is the United States dollar (“U.S. dollars”, “US$” or “$”). The financial records of the Group’s subsidiary and VIE located in the PRC are maintained in their local currencies, the Renminbi (“RMB”), respectively, which are also the functional currencies of these entities.

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

Assets and liabilities are translated to the reporting currency at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and Revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of consolidated statements of comprehensive loss.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

Security Deposit

Security deposit is money that is given to a landlord, lender, or seller of a home or apartment as proof of intent to move in and care for the domicile.

The security deposits of the Company on the balance sheet for the year ended December 31, 2022 are the frozen funds deposited in the Company's bank account in accordance with the office rental contract, including $33,909 which can be lifted within one year and $57,300 which can be lifted in the second and third years.

Accounts receivable, net of allowance

Since January 1, 2020, the company adopted the new Current Expected Credit loss rule (“CECL” standard) and recognizes its estimate of expected credit losses as an allowance to its account receivable.

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

Allowance for credit losses related to the Company’s accounts receivable was $1,147,131 as of December 31, 2021. Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the blockchain technical services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. At the end of 2021, the Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the money.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual
Machinery and equipment	6 years	10%
Electronics and office equipment	5 years	5%

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net (continued)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible Assets

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350-30-35-19 call for that we should consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 and $3,150,966 impairment loss of intangible assets for the year ended December 31, 2022 as the restated financial statements.

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

The Company has determined to perform the annual impairment tests on December 31 of each year. All of the $8,107,014 goodwill as of December 31, 2020 was attributable to the acquisition of Mercurity Limited and NBPay business. Because the entire business team and core technology of Mercurity Limited and NBPay were affiliated with their China subsidiaries, the Company allocated all the goodwill to the China subsidiaries.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company's board of Directors decided on December 10, 2021 to divest the China subsidiaries of Mercurity Limited and NBPay controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of goodwill (continued)

The Company considered that Mercurity Limited and NBPay would no longer be able to carry on there original businesses after the divestiture of there China subsidiaries, and the present value of Mercurity Limited and NBPay's reestimated future operating cash flows would be nil. So the Company recognised that all of the $8,107,014 goodwill attributed to the acquisition of Mercurity Limited and NBPay had no value as of December 31, 2021.

As a result, the Company recognized the impairment loss of goodwill of $8,107,014 for the year ended December 31, 2021, which is shown as loss from discontinued operations in the consolidated income statement.

Revenue recognition

The Company generates Revenue primarily from cryptocurrency mining and consultation services in the year ended December 31, 2022.

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

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Cryptocurrency mining

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators or executing contracts with the sharing mining service providers to provide computing power or storage capacity to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power or storage capacity to the mining pool operator. In exchange for providing computing power or storage capacity, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power or storage capacity the Company contributed to the mining pool operator to the total computing power or storage capacity contributed by all mining pool participants in solving the current algorithm.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Cryptocurrency mining (continued)

Providing computing power or storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power or storage capacity is the only performance obligation in the Company’s contracts with mining pool operators or contracts with the sharing mining service providers. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

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

For the year ended December 31, 2022, the Company earned $783,090 in Bitcoin mining revenue from shared mining operations and $348 in Filecoin mining revenue from physical mining operations.

Consultation services

Considering that the contents of different projects of the Company's consultation service business varies greatly, we adopt the percentage-of-completion method to measure and recognize revenue for each consultation service project.

The percentage-of-completion method recognizes income as work on a contract (or group of closely related contracts) progresses. The recognition of Revenue and profits is generally related to costs incurred in providing the services required under the contract.

On August 23, 2022, the Company signed a Consulting Agreement with a Chinese media company, pursuant to which the Company will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering. As of December 31, 2022, the project was approximately 50% on schedule and the Company recognized consultation service revenue of $80,000 for the year ended December 31, 2022 in line with the completion schedule.

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Technical services (Continued)

None revenue of blockchain technical services Revenue were generated in 2022.

Cost of revenue

Cryptocurrency mining

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. The cost of Bitcoin shared mining operations was recognized in 2021 in the amount of $702,679, including $563,955 for mining machines and mine leases and $138,724 for electricity. The cost of Bitcoin shared mining operations was recognized in 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in 2022 in the amount of $69,817, including mining machine depreciation costs of $28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,792.

Consultation services

The cost of consultation services consists primarily of payroll of the consultation project team.

Sales and marketing expenses

Sales and marketing expenses consist primarily of project referral fees for consultation services business. These costs are expensed as incurred.

Operating leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Operating leases (continued)

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant. Variable lease costs are recognized as incurred and primarily consist of common area maintenance and utility charges not included in the measurement of right of use assets and operating lease liabilities.

The leasing activities of the Company during 2022 are all for the Company to lease the office as the lessee and the Company classified them as operating leases, among which, the Company signed a long-term lease contract with a term of about 35 months for the New York office. The Company recognized right-of-use assets and lease liabilities on the consolidated balance sheet as of December 31, 2022.

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

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of design, development, creation, testing, installation, configuration, integration and customization of making fully operational software based on blockchain technologies and related services. The Company’s Revenue are derived from British Virgin Islands and Asia Pacific regions, no geographical segments are presented.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued an update, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented. The new standard becomes effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The standard requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements. The Company as an EGC has elected to adopt the new lease standard as of the effective date applicable to non-issuers and will implement the new lease standard on January 1, 2021 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. In addition, the Company will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. The Company is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2021, the Company has US$66,667 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 15).

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

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

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

4.    CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations.

On January 15, 2022, the Company completed to dismantle the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. As of December 31, 2022, the Company's main business related to cryptocurrencies has moved to the United States.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 2.3% and 7.6% in the years ended December 31, 2021 and 2022 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As the company does not mainly carry out business related to blockchain technical services in China in 2022, the impact of foreign currency exchange is not obvious.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.    SECURITY DEPOSIT

Security Deposit consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$
Security Deposit which can be lifted within one year	33,909	—
Security Deposit which can be lifted in the second and third years	57,300	—
Total	91,209	—

The security deposits of the Company on the balance sheet for the year ended December 31, 2022 are the frozen funds deposited in the Company's bank account in accordance with the office rental contract, including $33,909 which can be lifted within one year and $57,300 which can be lifted in the second and third years.

6.    ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$

Accounts receivable	1,147,131	1,147,131
Less: allowance for doubtful accounts (i)	1,147,131	1,147,131
Accounts receivable, net	—	—

(i)	Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the blockchain technical services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. At the end of 2021, the Company made provision for doubtful accounts.

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$

Other receivables, net of allowance for doubtful accounts of $nil, $nil and $nil at December 31, 2020, 2021 and 2022	10,925	—
Prepaid professional service expenses	—	3,578
Prepaid for rental fees of Bitcoin shared mining machine, mine site and electricity	—	1,291,784
Total prepaid expenses and other current assets	10,925	1,295,362

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$
Machinery and equipment (i)	5,982,900	—
Electronics and office equipment	7,222	—
Total property and equipment	5,990,122	—

Less: Accumulated depreciation	28,949	—
Less: Provision for impairment	—	—
Property and equipment, net	5,961,173	—

(i)	On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in the Company’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000.

9.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$
Bitcion (i)	5,972,282	5,189,195
USD Coin (ii)	2,003,332	3,002,231
Filecoin (iii)	315,376	—
Others	—	5,864
Total Cryptocurrencies	8,290,990	8,197,290

Less: Accumulated impairment	(4,057,762)	(919,573)
Intangible assets, Net	4,233,228	7,277,717

(i)	As of December 31, 2022, the original book value of 125.8584797 Bitcoins belonging to the company is $5,972,282, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 30.62004567 Bitcoins came from the Bitcoins shared mining business. We estimated the fair values of the Bitcoins based on the intraday low price of Bitcoin every day and respectively recognized $908,453 and $3,111,232 impairment loss for the year ended December 31, 2021 and 2022.
(ii)	As of December 31, 2022, the Company held 2,005,537.50 USD coins with the book value of $2,003,332. We estimated the fair values of the USD Coins based on the intraday low price of USD Coin every day and respectively recognized $11,120 and $nil impairment loss for the year ended December 31, 2021 and 2022.
(iii)	As of December 31, 2022, the Company held 104762.0706 Filecoins with the book value of $315,376, of which 104646.5806 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 115.49 Filecoins came from the Filecoin physical mining business. We estimated the fair values of the Filecoins based on the intraday low price of Filecoin every day, and recognized $26,957 impairment loss for the year ended December 31, 2022.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.    INTANGIBLE ASSETS, NET (CONTINUED)

The movement of intangible assets for the year ended December 31, 2020, 2021 and 2022 is as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Balance as of January 1, 2021 and 2022	7,277,717	383,289
Addition: received Cryptocurrencies payments (i)	315,028	10,000,363
Purchase	—	—
Mining out (ii)	783,438	664,307
Deduction: Payment made by Cryptocurrencies (iii)	—	(2,141,375)
Deduction: disposal of Cryptocurrencies (iii)	(998,902)	(336,299)
Impairment (iv)	(3,144,053)	(1,292,568)
Balance as of December 31, 2021 and 2022	4,233,228	7,277,717

(i)	The Company received 104646.5806 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as a part of the asset purchase agreement closed on December 15, 2022.

(ii)	During the year ended 2022, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, the fair market at the date the Bitcoins were mined out was $783,090, and mined out 115.49 Filecoins from the Filecoin physical mining business, the fair market at the date the Filecoins were mined out was $348.

(iii)	During the year ended 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and get $968,934 into the Company's bank account.

(iv)	We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins and $5,864 impairment loss of other cryptocurrencies. We wrote off the original value of the $5,864 cryptocurrencies and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 cryptocurrencies was stored had gone out of business, we had been no longer able to withdraw the cryptocurrencies as of December 31, 2022.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins and other cryptocurrencies. We wrote off the original value of the $1,208,339 FFcoins and other cryptocurrencies and the $1,208,339 impairment in 2021 due to the FFcoin platform had gone out of business, these FFcoins and other cryptocurrencies no longer had any market value as of December 31, 2021.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 and $3,150,966 impairment loss of intangible assets for the year ended December 31, 2022 as the restated financial statements.

The book value of the totally 125.8584797 Bitcoins after the impairment on December 31, 2022 was $1,952,597, estimated with the lowest price in 2022 of $15,514.23 per Bitcoin. While as of March 31, 2023, the average daily closing price of Bitcoin in the past 3 months was $22,712.12 per Bitcoin, and the value of our Bitcoins calculated using the price of $22,712.12 per Bitcoin will be $2,858,513, so our consolidated financial statements for the year ended December 31, 2022 may understate the value of our Bitcoins.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.    INTANGIBLE ASSETS, NET (CONTINUED)

In late February 2022, it came to the Company’s attention that the Company could not reach the Company’s former acting Chief Financial Officer, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board. Around that time, the Company realized that it temporarily lost control of all cryptocurrencies attributed to the Company. A few days later the Company was informed that the former acting Chief Financial Officer had been taken away for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China, leading to the Company’s hardware cold wallet and all cryptocurrencies held by the former Co-Chief Financial Officer being wrongfully seized and impounded by the Public Security Bureau.

The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $3,944,808, and the Company verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to other unknown wallets.

The misplaced cryptocurrencies as follows:

Cryptocurrencies	Quantities	Book value as of December 31, 2022
Bitcoins	125.8584797	$1,952,597
USD Coins	2,005,537.50	$1,992,211

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, the Company and Deheng had not received any definitive response from the Public Security Bureau. The Company together with its PRC counsel will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which the Company believes were wrongfully seized and impounded by the Public Security Bureau.

As the Recovery Proceeding has not yet concluded, the Company’s financial statements for the year ended December 31, 2022 do not recognize any related losses on the digital assets currently being held temporarily by the Public Security Bureau.

10.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$
Accrued payroll and welfare	62,311	56,989
Accounts payable	22,075	—
Advance from customers	80,000	—
Payables for professional fees	69,552	157,643
Income taxes payable	2,294	—
Other taxes payable	258	3,635
Other	—	170
Total accrued expenses and other current liabilities	$236,490	$218,437

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%. No provision for Hong Kong profits tax was made for each of the three years ended December 31, 2022 on the basis that the Company’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for those years.

Singapore

On March 2, 2020, the Company acquired NBpay’s subsidiary NBpay Fintech Pte Ltd. Under the Singapore tax laws, the Company’s subsidiary in Singapore is subject to Singapore profits tax rate at 17%. No provision for Singapore profits tax was made for the year ended December 31, 2022 on the basis that the taxable income of the Company’s Singapore subsidiary was less than the exempted amount.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company's entities operating in the PRC is 25%.

United States

On July 15, 2022, the Company incorporated Mercurity Fintech Technology Holding Inc. in New York, which plans to develop digital consultation services. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to the company in the year ended December 31, 2022 is 6.5%, and $570 income taxes was credited to the Company. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to the company in the year ended December 31, 2022 is 21%, and $1,723 income taxes was credited to the Company.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  INCOME TAXES (CONTINUED)

For the year ended December 31, 2022, loss or income before income taxes from continuing operations consists of:

	For the year ended	For the year ended
	December 31, 2022	December 31, 2021
	US$	US$
Cayman Islands	(7,992,466)	(17,246,659)
US	8,776	—
Hong Kong	(1,317,169)	(202,316)
PRC	(177,053)	(1,341,425)
Singapore	—	(9,187)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	For the year ended	For the year ended
	December 31, 2022	December 31, 2021
	US$	US$
Current tax benefit (expense)	(2,293)	—
Deferred tax benefit (expense)	251,004	—
Income tax benefit (expense)	248,711	—

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation and 17% applicable to the Singapore operation to income tax benefit from continuing operations is as follows:

	December 31, 2022
	US$	US$	US$	US$	US$
	US	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	-	(1,485,445)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	-	(259,753)
Effect of different tax rates in different jurisdictions	451	-	-	-	451
Non-deductible expenses	-	133,398	785	-	134,183
Current losses unrecognized deferred income tax	-	-	43,478	-	43,478
Prior losses recognized deferred income tax in current period	-	(6,632)	-	-	(6,632)
Change in valuation allowance in current period	—	(133,399)	—	—	(133,399)
Change in valuation allowance in prior period	—	(27,039)	—	—	(27,039)
Income tax expenses/(benefits)	2,294	(251,005)	—	—	(248,711)

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

December 31,
2022
US$
Deferred tax assets
Net operating loss carry forwards	90,567
Valuation allowance	160,438
Total deferred tax assets	251,005

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  INCOME TAXES (CONTINUED)

Deferred tax assets (continued)

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

The Company will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of technical services business and digital consultation services business in the Asia-Pacific region. Ucon Capital (HK) Limited, the Hong Kong subsidiary of the Company, will be one of the important business subjects and generate profits in the future, and Hong Kong tax law does not stipulate the period for carrying forward uncovered losses, so the Company's financial statements recognized deferred income tax assets for the uncovered losses from Ucon Capital (HK) Limited in the year ended December 31, 2022.

The Company has disposed of all the businesses of the VIE entities in China. It is uncertain whether the sole Chinese subsidiary as of December 31, 2022, Beijing Lianji Future Technology Co., Ltd., will be able to generate enough profit in the next five years to cover the accumulated uncovered losses, which can only be covered in the next five years under Chinese tax law, so the Company's financial statements did not recognize deferred income tax assets for the uncovered losses from Beijing Lianji Future Technology Co., Ltd. in the year ended December 31, 2022.

Unrecognized Tax Benefits

There were no aggregate undistributed earnings of the Company’s subsidiary located in the PRC available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2022.

The impact of an uncertain tax position on the income tax return is recognized at the largest amount that is more- likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements for the year ended December 31, 2020, 2021 and 2022. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits within 12 months from December 31, 2022. The Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

Since the incorporation, the relevant tax authorities of the Company’s subsidiary and located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2016 to 2022 of the Company’s PRC subsidiary, remain subject to tax audits as of December 31, 2022, at the tax authority’s discretion.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.    LEASES

As of December 31, 2022, the Company had operating leases for its New York and Shenzhen offices. The remaining lease terms ranges from 0.83 to 2.75 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2021, the weighted average remaining lease term was 1.8 years and the weighted average discount rate was 5%.

The following table presents the operating lease related assets and liabilities recorded on the Group's consolidated balance sheet.

	As of December 31,
	2022	2021
	US$	US$
Right-of-use assets	873,878	—
Impairment of right-of-use assets	—	—
Right-of-use assets, net	873,878	—

Operating lease liabilities - current	269,675	—
Operating lease liabilities – non-current	634,457	—
Total operating lease liabilities	904,132	—

The following table presents the components of the Company’s office lease expense in 2022, which are included in general administrative on the consolidated statements of operations:

For the year ended December 31,
2022
US$
Operating lease cost	60,578
Variable lease cost	—
Operating lease expense	60,578
Short-term lease rent expense	31,301
Total lease expense	91,879

The following table summarizes the maturity of operating lease liabilities as of December 31, 2022:

US$
2023	309,945
2024	375,940
2025	288,594
Total	974,479
Less: imputed interest	(70,347)
Present value of lease liabilities	904,132

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.  SHAREHOLDERS’ EQUITY

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

Upon the completion of the IPO, all of the Company’s then outstanding Series A-1, Series A-2 and Series B preferred shares were automatically converted into 12,202,988, 122,029,877 and 30,507,471 ordinary shares respectively, and immediately after the completion of the IPO, the indebtedness owed to Mr. Maodong Xu (“Mr. Xu”), one of the Company’s shareholders, amounting to $69.4 million was converted into 124,835,802 ordinary shares.

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

On January 27, 2021 and March 3, 2021, the Company totally issued 210,000,000 ordinary shares to an investor for the private investment in public equity of US$700,000.

On March 1, 2021, the Company issued and transferred 394,200,000 ordinary shares to its depositary bank representing 1,095,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 105.2385 Bitcoins with a market value of US$5 million.

On September 27, 2021, the Company issued and transferred 399,999,960 ordinary shares to its depositary bank representing 1,111,111 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 5,000,000 USD Coins with a market value of approximately US$5 million.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.  SHAREHOLDERS’ EQUITY (CONTINUED)

On November 21, 2022, the Company issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of US$3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, the Company issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of US$5 million.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in the Company’s 2,718,181,818 ordinary shares. The Company issued the 2,718,181,818 ordinary shares on December 23, 2022.

On December 23, 2022, the Company entered into a Securities Purchase Agreement in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell the Company’s units, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. As of December 31, 2022, the Company had not yet issued the corresponding 4,545,454,546 ordinary shares to the investor. Therefore, the Ordinary Shares in the financial statements for the year ended December 31, 2022 does not include such unissued ordinary shares. The Company issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

As of December 31, 2020, 2021 and 2022, 55,983,312, 775,117,466 and 868,563,072 ordinary shares, respectively, out of these 868,563,072 ordinary shares had been issued to employees and former-employees upon the exercise of share options and the registration of vested RSUs. Therefore, as of December 31, 2020, 2021 and 2022, 18,379,800, nil and nil common shares, respectively, remained for future issuance.

On December 29, 2022, the Company’s Board of Directors approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement. The Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share. Further, as approved by the Board, the Company will effect a simultaneous change of the American Depositary Receipts (“ADRs”) to ordinary share ratio from 1-to-360 to 1-to-1 (the “ADR Ratio Change”). The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended.

14.  SHARE BASED COMPENSATION

2011 Share Incentive Plan

On February 1, 2011, the Board of Directors approved the Company 2011 Share Incentive Plan (‘‘2011 Plan’’). The 2011 Plan provides for the grant of options, restricted shares, and other share-based awards.

The Company recognized compensation cost on the share options and restricted shares to employees under 2011 Plan on a straight-line basis over the requisite service period. The options granted during 2012 and 2013 vest ratably over 48 months and the options granted during 2014 vest on the first anniversary of the date of grant.

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

14.  SHARE BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

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

The Company recognized compensation cost on the restricted shares to employees under 2020 Plan on a straight-line basis over the requisite service period.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SHARE BASED COMPENSATION (CONTINUED)

2020 Share Incentive Plan (continued)

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

2021 Share Incentive Plan

On August 24, 2021, the Board approved the Company 2021 Share Incentive Plan (“2021 Plan”). The 2021 Plan permits the awards of restricted shares, restricted share units or other types of awards approved by compensation committee of the board.

The Company recognized compensation cost on the restricted shares to employees under 2021 Plan on a straight-line basis over the requisite service period.

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

Restricted Shares Award Granted to Employees

The following table summarizes the Company’s restricted shares award issued under the 2011 Plan for the year ended December 31, 2022(one share of RSU, or ADR equals to 360 shares of ordinary share ):

	Outstanding RSUs
	Number of Shares	Grant date Fair value
		US$
Unvested as of January 1, 2022	112,501	2.43
Grant	—
Vested and transfer to grantee	(37,500)	2.43
Forfeited and expected Forfeit	(75,001)	2.43
Unvested as of December 31, 2022	—

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SHARE BASED COMPENSATION (CONTINUED)

Restricted Shares Award Granted to Employees (continued)

There were no unvested restricted shares award issued under the 2020 Plan and the 2021 Plan at the beginning of the 2022. Of the 1,111,111 ADSs issued and vested on September 27, 2021 under the 2021plan, 527,777ADSs are exercised in 2021 and the remaining 571,666 ADSs are exercised in 2022.

$286,132, $8,349,270, and $558,395 share-based compensation charged to operating expenses of continuing operations for the year ended December 31, 2020, 2021 and 2022 under the 2011 Plan, 2020 Plan and 2021 Plan.

As of December 31, 2022, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

15.  RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, former shareholder of Mercurity
Zhiyou Wang	Former director of Mercurity’s affiliated companys, former shareholder of Mercurity
Guoda Technology (Shenzhen) Co., Ltd.	A company associated with Zhiyou Wang
Radiance Holding (HK) Limited	Former shareholder of Mercurity
Wei Zheng	Director of Mercurity’s affiliated companys
Ying Wang	Associated with Zhiyou Wang

a)	As of December 31, 2022, the following balance was due from the related party:

Net Amount due from the related party

		As of December 31,
		2022
		US$
Kaiming Hu	(i)	—
Guoda Technology (Shenzhen) Co., Ltd.	(ii)	—
Wei Zheng	(iii)	25,000

i.	The receivable due from Mr. Kaiming Hu is $556,083 at the end of December 31, 2021, related to capital contribution. Due to the changes of the company's management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. The Company made full provision for doubtful accounts for this receivable at the end of 2021.
ii.	The amounts represent the receivables of $1,503 due from Guoda Technology (Shenzhen) Co., Ltd. related to office lease fee settlement. As Guoda Technology (Shenzhen) Co., Ltd. ceased operations due to poor management in 2022, the Company was unable to recover this receivable, so the Company made full provision for doubtful accounts for this receivable in 2022.
iii.	On September 10, 2022, Mercurity Fintech Technology Holding Inc.(“MFH Tech”), a subsidiary of the Company, provided a loan of US $25,000 to Mr. Wei Zheng, the director of MFH Tech, with a term of one year. As of December 31, 2022, Mr. Wei Zheng has not repaid the loan.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.  RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

b)	As of December 31, 2021, the following balance was due to the related party:

Net Amount due to the related party

		As of
		December 31, 2022
		US$
Zhiyou Wang	(i)	250,396
Radiance Holding (HK) Limited	(ii)	273,000
Ying Wang	(iii)	400,000

i.	The amounts represent the payables of $250,396 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds.
ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company.

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2022, the Company has received USD$0.4 million of the Note from the Noteholder.

16.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the year ended December 31, 2020, 2021 and 2022 were $18,589, $101,508 and $125,242, respectively.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Years ending December 31,	US$
2023	380,420
2024	375,940
2025	288,594
Total	1,044,954

17.  MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees of the Company are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Company to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were $93,096 and $27,126 for the year ended December 31, 2021 and 2022, respectively, reported as a component of operating expenses of continuing operations when incurred.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.  STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2021 and 2022, none of the Company’s PRC subsidiaries has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

As the Company’s PRC subsidiaries have been operating at a loss, they have yet to set aside any certain statutory reserves as of December 31, 2022, and the appropriation to these reserves by the Company’s PRC subsidiaries were all $nil for the year ended December 31, 2021 and 2022.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. As of December 31, 2022, the net assets of the Company’s PRC subsidiaries were negative.

19.  SUBSEQUENT EVENTS

$5 million PIPEs financing engaged on December 23, 2022 and closed on January 10, 2023

On December 23, 2022, the Company entered into a Securities Purchase Agreement (the “SPA”) in connection with a private investment in public equity (the “PIPE”) financing with an accredited non-U.S. investor to offer and sell the Company’s aggregate of 4,545,454,546 units at a purchase price of $0.00110 per unit, each consisting of one ordinary share and three warrants for total gross proceeds of USD$5 million. The Company expects to use the net proceeds from the three rounds of PIPE financing to develop its Web3 and blockchain infrastructure, expand its consultation services, and pursue the licensure for cryptocurrency (“BitLicense”) from New York State Department of Financial Services although the Company cannot provide any assurance on actually obtaining the “BitLicense” in the near future or at all.

The Company issued the 4,545,454,546 ordinary shares to the investor upon receiving the $5 million from the investor on January 10, 2023.

$9 Million purchase of 5,000 Antminer S19 PRO Bitcoin mining machines engaged on January 10, 2023

On January 10, 2023, the Company entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. These machines will be delivered by July 10, 2023, and will be used for physical Bitcoin mining business.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  SUBSEQUENT EVENTS (CONTINUED)

$9 Million Unsecured Convertible Promissory Note issued on February 6, 2023

On February 6, 2023, the Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor. Pursuant to the SPA, the Company issued the Purchaser an Unsecured Convertible Promissory Note with a face value of $9 million upon receiving the Proceeds from the Purchaser on February 2, 2023.

After deducting fees and expenses of attorneys, accountants, consultants, and financial advisors, the Company intends to use net proceeds from the Note to provide funding for developing Web3 and blockchain infrastructure, expanding its consultation services, as well as pursuing a cryptocurrency license from the New York State Department of Financial Services (“BitLicense”). However, the Company cannot provide any assurance on successfully obtaining the “BitLicense” for the foreseeable future or at all.

The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). The Purchaser has the right to convert the outstanding balance under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172 (the “Conversion Share Price,” equivalent to $0.62 per ADR) according to the terms and conditions of the Note. In addition, upon conversion of the Note, the Purchaser shall receive 100% warrant coverage equal to the number of Conversion Shares with the exercise price at the Conversion Share Price.

The Share Consolidation and Change of the ADR ratio

On December 29, 2022, the Company’s Board of Directors approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement. The Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share.

Following the Share Consolidation, the authorized share capital of the Company will be US$250,000 divided into 62,500,000 ordinary shares with a par value of US$0.004 each (the “Ordinary Share”). Further, as approved by the Board, the Company will effect a simultaneous change of the American Depositary Receipts (“ADRs”) to ordinary share ratio from 1-to-360 to 1-to-1 (the “ADR Ratio Change”).

The Board approved the transfer of the register of members of the Company from Maples Corporate Services Limited to VStock Transfer, LLC, which will act as the transfer agent of the Company’s ordinary shares, upon the suspension of the Company’s ADRs program and the commencement of trading the Company’s ordinary shares. The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended. As a result of the Mandatory Exchange and Share Consolidation, ADR holders should expect to receive nine-tenths (0.9) of one (1) new ordinary share for every ADR held immediately before the Effective Date but the opening price of the ordinary share post the Share Consolidation and Mandatory Exchange should increase by one-ninth (1/9) of the closing price of the ADRs immediately before the Effective Date.

As of February 28, 2023, the total number of ordinary shares issued and outstanding post the Share Consolidation and Mandatory Exchange was 46,537,290 shares. All shares and share amounts presented herein have been retroactively to reflect the impact of the Share Consolidation.

MERCURITY FINTECH HOLDING INC.

FORMERLY KNOWN AS JMU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  SUBSEQUENT EVENTS (CONTINUED)

Efforts to recover the Company’s misplaced digital assets (the “Recovery Proceeding”)

On November 21, 2022, Deheng Law Firm (“Deheng”), the Company's attorney, submitted the complaint and evidentiary materials to the Sheyang Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs.

On November 21, 2022, Deheng Law Firm (“Deheng”), the Company's attorney, submitted the complaint and evidentiary materials to the Sheyang Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs.

On February 6, 2023 and March 1, 2023, the lawyer from Deheng continued to communicate with the police officer of Sheyang Public Security Bureau and the police officer confirmed that they had received the above-mentioned complaint and evidentiary materials, and he made the following reply after talking with the Company’s fomer CFO on relevant issues and communicating with the procuratorate: 1) Sheyang Public Security Bureau acknowledged that the digital assets in the seized digital assets cold wallet belongs to the Company, that is, they recognized the fact in the appeal materials submitted by Deheng about the acquisition of digital assets by means of private financing and the digital assets mining business of the Company. 2) Sheyang Public Security Bureau believes that even if the source of the digital assets is real and traceable, it does not prove that the digital assets are not related to the case they investigated, so before the case related the Company’s fomer CFO is solved, they still cannot release the seizure of the digital assets under this circumstance.

Deheng believes that in the absence of evidence that the digital assets related to the case they investigated, it should not be presumed to be actually related to the case they investigated or existing any illegal situation, otherwise, the Company to bear the burden of proof to prove that the digital assets are not related to the case they investigated, is a violation of the obligation of the public prosecution. If Sheyang Public Security Bureau fails to release the seizure of the digital assets, they should issue a legal written decision.

The Company together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which the Company believes were wrongfully seized and impounded by the Public Security Bureau.

Write off NBpay Investment Limited and its subsidiaries

On January 28, 2023, the Company decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business. After the adjustment of the above corporate structure, the Company will take MFH Tech, the US subsidiary, as the operating entity of distributed computing and storage services business and digital consultation services business in North America, and will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of blockchain technical services business and digital consultation services business in the Asia-Pacific region.

Incorporate new US subsidiary to development online and traditional brokerage services

On April 12, 2023, the Company completed the incorporation of another US subsidiary, Chaince Securities, Inc., which plans to develop online and traditional brokerage services independently in the future.