Form 20-F
period 2023-12-31
Mercurity Fintech Holding Inc.
filed 2024-04-23
CIK 1527762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, the registrant had 60,819,897 ordinary shares outstanding, which was the only class of its registered securities outstanding as of that date.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

●	“we,” “us,” “our” and the “Company” refer to Mercurity Fintech Holding Inc. and its wholly owned subsidiaries, (i) Mercurity Fintech Technology Holding Inc., (ii) Mercurity Limited, (iii) Ucon Capital (HK) Limited, (iv) Beijing Lianji Future Technology Co., Ltd. and (v) Chaince Securities, Inc.

●	“ADR” refers to American depositary receipt, which was cancelled on February 28, 2023 upon termination of the ADR facility;

●	“ADS” refers to our American depositary shares, each of which represented 360 ordinary shares before the mandatory exchange of the ADS for ordinary shares and removal of the ADR facility, effective February 28, 2023;

●	“Chaince Securities” refers to Chaince Securities Inc., a wholly-owned subsidiary of the Company;

●	“China” or the “PRC” refers to the mainland of the People’s Republic of China, excluding, for the purpose of this annual report only and references to the specific laws and regulations, Hong Kong, Macau and Taiwan;

●	“MFH Cayman” refers to Mercurity Fintech Holding Inc., the holding company of our group;

●	“MFH Tech” refers to Mercurity Fintech Technology Holding Inc., a wholly-owned subsidiary of the Company;

●	“Ucon” refers to Ucon Capital (HK) Limited, a subsidiary of the Company;

●	“NBpay” refers to NBpay Investment Limited, which has ceased to be our consolidated entity;

●	“NBpay Fintech” refers to NBpay Fintech Pte Ltd., which has ceased to be our consolidated entity;

●	“ordinary shares” refer to our ordinary shares, par value US$0.004 per share;

●	“Renminbi” or “RMB” refers to the legal currency of China; and

●	“VIEs” refers to (i) Mercurity (Beijing) Technology Co., Ltd, or Mercurity Beijing, and (ii) Beijing Lianji Technology Co., Ltd., or Lianji, which, together with Mercurity Beijing, were consolidated by us solely for accounting purposes as variable interest entities, and which have ceased to be our consolidated entities, following the termination of our VIE structure on January 15, 2022;

●	“Our WFOE” or “Lianji Future” refers to Beijing Lianji Future Technology Co., Ltd., our subsidiary in China that is a wholly foreign-owned enterprise;

●	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of related assets and liabilities of Renminbi into U.S. dollars were made at the rate of RMB7.0999 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023, and all translations of related profit or loss and cash flow of Renminbi into U.S. dollars were made at the rate of RMB7.0809 to US$1.00, the exchange rate as set forth the annual average exchange rates for 2023 in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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

The following selected consolidated statements of operations data for the year ended December 31, 2021, 2022 and 2023, and selected consolidated balance sheet data as of December 31, 2022 and 2023, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated Statements of Operations

The following summary consolidated financial statements should be read in conjunction with our consolidated financial statements, the notes thereto and other information, included elsewhere in this report.

The following summary consolidated financial statements for the years ended 2023, 2022, and 2021 are derived from our audited consolidated financial statements included elsewhere in this report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “ITEM 5. Operating and Financial Review and Prospects” included elsewhere in this report.

	For the year Ended December 31,
	2023	2022	2021
		(as restated)	(as restated)
	(US$, except share and share related data)
Revenue	$445,928	$863,438	$670,171
Business consultation services	160,000	80,000	—
Distributed storage and computing services	285,928	783,438	664,307
Technical services	—	—	5,864
Cost of Revenue	$(1,424,312)	$(1,380,600)	$(702,679)
Business consultation services	(138,092)	(19,000)	—
Distributed storage and computing services	(1,286,220)	(1,361,600)	(702,679)
Gross profit	$(978,384)	$(517,162)	$(32,508)
Sales and marketing	(449,900)	(35,000)	—
General and administrative	(2,515,291)	(2,156,063)	(10,351,357)
Provision for doubtful accounts	—	(3,138)	(1,750,909)
(Loss)/income on disposal of intangible assets	—	(29,968)	121,020
Impairment loss of property and equipment	(307,733)	—	—
Impairment loss of intangible assets	(4,248,085)	(3,144,053)	(1,292,568)
Impairment loss of goodwill	—	—	—
Operating loss from continuing operations	$(8,499,393)	$(5,885,384)	$(13,306,322)
Interest (expenses)/income, net	(196,055)	5,118	1,083
Financing costs	(450,000)	—	—
Other (expenses)/income, net	2,379	1,248	(143)
Loss on market price of short-term investment	(226,210)	—	—
Loss from selling short-term investments	(78,693)	—	—
Loss from disposal of subsidiaries	—	(4,664)	—
Loss before provision for income taxes	$(9,447,972)	$(5,883,682)	$(13,305,382)
Income tax benefits	90,776	248,711	—
Loss from continuing operations	$(9,357,196)	$(5,634,971)	$(13,305,382)
Loss from discontinued operations	—	—	(8,360,322)
Net loss	$(9,357,196)	$(5,634,971)	$(21,665,704)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(9,357,196)	$(5,634,971)	$(21,665,704)
Continuing operations	(9,357,196)	(5,634,971)	(13,305,382)
Discontinued operations	—	—	(8,360,322)
Weighted average shares used in calculating basic net loss per ordinary share	45,841,825	14,435,674	9,720,934
Weighted average shares used in calculating diluted net loss per ordinary share	45,841,825	14,435,674	9,720,934
Net Loss per ordinary share
Basic	(0.20)	(0.39)	(2.23)
Diluted	(0.20)	(0.39)	(2.23)
Net Loss per ordinary share from continuing operation
Basic	(0.20)	(0.39)	(1.37)
Diluted	(0.20)	(0.39)	(1.37)
Net Loss per ordinary share from discontinued operation
Basic	—	—	(0.86)
Diluted	—	—	(0.86)

Note:

(i)	Due to the adverse regulatory measures taken by the PRC government in 2021 on digital currency production and transaction, the Company’s Board of Directors decided on December 10, 2021 to divest the PRC companies of the related business controlled through VIE agreements and the divestiture was completed on January 15, 2022. The financial information related to the two divested VIEs have been reclassified in the accompanying audited consolidated financial statements as discontinued operations for the year ended December 31, 2021.

(ii)	On December 29, 2022, the Company’s Board of Directors approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, which has been effective on February 28, 2023.

As SAB 4C, changes to a stock dividend, stock split or reverse split in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective. We have revised the number of ordinary shares amounts in the revised consolidated statements for the year ended December 31, 2022 and 2021, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

Consolidated Balance Sheet Data

The following table presents our key financial data extracted from the consolidated balance sheet as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
	US$	US$
Cash and cash equivalents	16,117,949	7,446,664
Security deposit	33,700	33,909
Short-term investments	2,319,247	—
Interest receivable	12,594	—
Prepaid expenses and other current assets, net	5,212,285	10,925
Amounts due from related parties	—	25,000
Total current assets	$23,695,775	$7,516,498
Operating right-of-use assets, net	556,104	873,878
Property and equipment, net	4,758,279	5,961,173
Intangible assets, net	705,309	4,233,228
Security deposit	57,300	57,300
Prepayments for long-term asset	120,000	—
Long term equity investments	160,000	—
Deferred tax assets	342,369	251,005
Total non-current assets	$6,699,361	$11,376,584
TOTAL ASSETS	$30,395,136	$18,893,082

Convertible Note	9,000,000
Interest payable	423,131
Accrued expenses and other current liabilities	1,588,562	236,490
Amounts due to related parties	916,219	923,596
Operating lease liabilities	352,178	269,675
Total current liabilities	$12,280,090	$1,429,761
Operating lease liabilities	282,279	634,457
Total non-current liabilities	$282,279	$634,457
TOTAL LIABILITIES	$12,562,369	$2,064,218
Ordinary shares	243,298	140,716
Additional paid-in capital	693,093,915	682,848,997
Accumulated deficit	(676,677,485)	(667,320,289)
Accumulated other comprehensive (loss)/income	1,173,039	1,159,440
Total shareholders’ equity	$17,832,767	$16,828,864
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,395,136	$18,893,082

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	We have a limited operating history in the evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	We currently have a limited customer base for our Business consultation services. If we were to lose any of our customers, or if the volume of business with such customers were to decrease, or if we are unable to offer services that attract new customers from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

●	Certain crypto assets and cryptocurrencies have been identified as a “security” in certain jurisdictions, and we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

●	As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could adversely affect our financial performance.

●	We may be unable to competitively engage in further distributed storage and computing services, Business consultation services, financial advisory services and securities brokerage services activities, if we cannot attract or retain employees and/or consultants who have expertise in these fields.

●	Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.

●	We have a history of operating losses, and we may report additional operating losses in the future.

●	If we are unable to conduct adequate and cost-effective marketing activities, our results of operations and financial condition may be materially and adversely affected.

●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

●	We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.

●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our operating costs and the risk of non-compliance.

●	We have failed to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely impacted.

●	The enactment of legislation imposing moratoriums on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources and similar laws could adversely impact our business, operating results and financial condition.

●	Blockchain mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact.

●	Environmental concerns associated with cryptocurrencies mining could have adverse impacts on our business, financial condition, and results of operations.

●	We are subject to an extensive, highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

●	Our operating results may fluctuate and continue to fluctuate, including due to the highly volatile nature of crypto.

●	Fluctuations in Filecoin value might impact our operating results and add to our regulatory compliance obligations under applicable law and regulation, including the Investment Company Act of 1940.

●	Our revenue is partially dependent on the prices of crypto assets. If such price or volume declines, our business, operating results and financial condition would be adversely affected.

●	The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected.

●	Any failure to safeguard and manage our crypto assets could adversely impact our business, operating results and financial condition.

●	The theft, loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm and other losses.

●	Any gaps in our risk management processes and policies in respect of crypto asset could adversely impact our business, operating results and financial condition.

●	Crypto assets deposited with third party custodians are subject to risks attendant with such custody arrangements. If such custodians were to become insolvent, or suffer from hacking or cybersecurity or other technical failures, or if our assets were to be misused or lost, we may lose ownership or control of our crypto assets, and we may not be able to recover our losses through legal or other channels.

●	The assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets could adversely impact our business, operating results and financial condition.

●	If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Relating to Doing Business in the PRC

●	We conduct a portion of our business operations in China and are subject to the attendant risks of operating in China, including regulatory risks resulting from political and regulatory changes which may be swift and unexpected.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Regulation and censorship of information disseminated over the internet in the PRC could adversely affect our business in China, and we may be liable for any such information displayed on, retrieved from or linked to our website.

●	A failure by our shareholders or beneficial owners who are PRC citizens or residents in the PRC to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

●	A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within PRC.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

Risks Relating to Our Ordinary Shares

●	The trading price of our shares could be volatile, which would result in substantial losses to investors.

●	Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

●	If we fail to maintain the Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our shares could be delisted.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our shares.

●	Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct parts of our operations in the PRC and Hong Kong and because some of our directors and officers reside outside the United States.

●	Compliance with rules and requirements applicable to public companies could cause us to incur increased costs, which could negatively affect our results of operations.

Risks Relating to Our Business and Industry

We have a limited operating history in the evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We disposed of our business of providing integrated B2B services to food service suppliers and customers in July 2019. We started to provide blockchain technical services in May 2019. Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, we disposed of the Chinese companies of the blockchain technical services business controlled through VIE agreements in January 2022. We commenced cryptocurrency mining operations in 2021 and expanded this line of business in the U.S. in December 2022. We commenced business consultation services in August 2022.

The limited history of our current operations may make it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate might not be indicative of our future performance. We cannot assure you that our current business will grow as rapidly as we expect or achieve the critical mass needed for long-term success. Given the limited history of our business model and the rapid developments in the related industry, it may be difficult to predict if our expected business growth can be achieved in the future, and that the market might evolve in ways that are difficult to anticipate. You should consider our prospects considering risks and uncertainties that companies in a rapidly evolving market might encounter. These risks and difficulties include, but are not limited to:

●	a new and relatively unproven business model;

●	our ability to anticipate and adapt to a fast developing market and industry;

●	market acceptance of our products and services;

●	high expenditures associated with our technology upgrading, brand promotion and marketing activities;

●	our ability to attract customers and business partners to generate sufficient cash flows;

●	Complexities in managing rapid expansion of personnel and operations; and

●	our ability to compete in the fast-changing marketplace.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Failure to address any of the risks described above could have an adverse effect on our business, financial condition and results of operations.

We currently have a limited customer base for our business consultation services. If we were to lose any of our customers, or if the volume of business with such customers were to decrease, or if we are unable to offer services that attract new customers from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business and have been expanding our business into the online and traditional brokerage services, such as building up client base and acquiring the necessary licenses. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

As of December 31, 2023, we only have two customers of our business consultation services, one based in China and the other based in the U.S. Due to our very limited customer base, any of the following events may cause a material decline in our revenue and have a material adverse effect on our results of operations:

●	reductions, delays or cessation of purchases from the existing customers;

●	loss of any of our existing customers and our inability to find new customers that can generate the same volume of business; and

●	Any of the existing customer’s failure to make timely payment for our services; and

●	We are unable to offer services that attract new customers from existing customers.

We cannot assure you that our relationships with these customers will continue to develop or that these customers will continue to generate material revenue for us in the future, or we will acquire more new customers. We need to invest significant resources in selling and marketing efforts. We take targeted business development approaches to reach out to our potential customers and provide them with our company profile through various means, such as emails and social network media. We also attend offline marketing activities to promote our presence and brand recognition in the blockchain and digital asset industry. To continue to reach potential customers and grow our current business, we must identify and devote more of our marketing expenditures to new and evolving marketing channels, which may include mobile and virtual channels. The opportunities in and sophistication of newer marketing channels generally are relatively undeveloped and unproven, making it difficult to assess returns on investment associated with such channels, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the industry. Any failure to do so could have a material adverse effect on our business, reputation, results of operations and financial condition.

Certain crypto assets and cryptocurrencies have been identified as a “security” in certain jurisdictions, and we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

Cryptocurrency mining operations constitute a portion of our business and regulatory developments in the characterization of such crypto assets will have an impact on our business, financial condition and results of operations. The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws.

Several other foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of crypto assets as “securities.”

The classification of a crypto asset as a security under applicable law has wide-ranging implications for businesses engaged in operations relating to crypto assets. For example, a crypto asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an automated trading system (“ATS”) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration and qualification requirements.

Further, if Bitcoin, Ethereum, stablecoins or any other crypto asset is deemed to be a security under any U.S. federal, state or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such crypto asset. For instance, all transactions in such crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such crypto asset to be traded, cleared and custodied as compared to other crypto assets that are not considered to be securities. As such, our holdings of cryptocurrencies from our mining operations, as well as our storage and trading of such cryptocurrencies on third party service provider platforms, may be adversely affected by any fall in value of cryptocurrencies and any increased restrictions on their trading and liquidity. Whether our activities require registration or the crypto assets we hold would be considered securities is a risk-based assessment, and not a legal standard binding on a regulatory body or court, and does not preclude legal or regulatory action. We may decide in the future to mine or transact in other types of cryptocurrencies, which may constitute securities under U.S. law, although we have not presently determined definitively the type of cryptocurrencies we may mine or transact in in the future. We will consult with our legal advisers and abide by all SEC guidance and court rulings in this regard and monitor our activities in securities transactions, but we currently do not have plans to mine any type of cryptocurrency that constitute “securities” under U.S. law. Nevertheless, any breach of applicable US law will have a material adverse effect on our business operations, financial performance and the value of our shares.

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

We may be unable to competitively engage in further distributed storage and computing services, business consultation services, financial advisory services and securities brokerage services activities, if we cannot attract or retain employees and/or consultants who have expertise in these fields.

If we cannot attract or retain skilled employees and/or consultants in the distributed storage and computing services, business consultation services, financial advisory services and securities brokerage services activities, our business may suffer. Because our above businesses require expertise, our business may be materially and adversely affected if our current employees and consultants who have expertise in the business leave or if we cannot continue to attract employees and consultants with expertise in the field of distributed storage and computing services, Business consultation services, financial advisory services and securities brokerage services.

Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Mercurity brand is critical to our business and competitiveness in the related industry. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	enhance the quality of our Business consultation services, financial advisory services and securities brokerage services for our customers;

●	maintain or improve customers’ satisfaction with our services;

●	increase brand awareness through marketing and brand promotion activities; and

●	preserve our reputation and goodwill in the event of any negative publicity on our service quality, data privacy, price, or other issues affecting us.

A public perception that we do not provide reliable services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We have a history of operating losses, and we may report additional operating losses in the future.

Since October 2021, cryptocurrency mining has become one of our major businesses, and we have recorded historical losses and negative cash flow from our operations of cryptocurrency mining business when the value of cryptocurrency we mine does not exceed our associated costs. Further, as part of our strategic growth plans, we have made capital investments in expanding and vertically integrating our mining operations, including the expansion of our mining machines and increased our employee base. However, future market prices of the cryptocurrency are difficult to predict, and we cannot guarantee that our future mining revenue will exceed our associated costs.

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

In early May 2022, the Company restructured its executive team after the absence and later resignation of Wei Zhu, the Company’s former co-chief executive officer and acting chief financial officer and the Company’s board of directors had a significant change in 2022. Currently, we rely on the expertise and experience of Mr. Shi Qiu, our chief executive officer, Ms. Qian Sun, our chief operating officer, and Mr. Yukuan Zhang, our chief financial officer, and our other executive team. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, internal expertise and key professionals and staff members.

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

We are subject to rules and regulations by various governing bodies, including, among others, the U.S. Securities and Exchange Commission (the “SEC”), which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the PRC, Hong Kong and the Cayman Islands, and subject to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We have failed to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely impacted.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2023 was not effective. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our shares and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The enactment of legislation imposing moratoriums on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources and similar laws could adversely impact our business, operating results and financial condition.

In the 2021-2022 Legislative Session, the New York State Senate introduced Bill S6486D, which establishes a two-year moratorium on cryptocurrency mining operations that use proof-of-work authentication methods to validate blockchain transactions. Such restrictions and moratoriums will materially limit the scope of our business operations if we choose to carry out cryptocurrency mining operations in such jurisdictions where they are prohibited. Our cryptocurrency mining facilities are located in New Jersey, and at present we remain unaffected by the potential passage of Bill S6486D. Nonetheless, if a law similar to Bill S6486D were passed and comes into effect in New Jersey or other jurisdictions in which we may carry out cryptocurrency mining operations in the future, this might force us to relocate our cryptocurrency mining operations, which will incur time and resources, and may have other material effects on our business. The passage of any other crypto legislation or regulation which may be directly or indirectly related to our business model may also material effects on your business, financial condition and results of operations.

Blockchain mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact.

Blockchain mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for blockchain mining activities in that jurisdiction, which may in turn negatively impact our business, financial condition and results of operations.

In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for blockchain mining activities or government measures restricting or prohibiting the use of electricity for such mining activities, and may also invite adverse media coverage or public opinion against our brand. Regulators may also impose regulatory restrictions on blockchain mining activities. Any such development in the jurisdictions where we carry out our cryptocurrency mining could have a material and adverse effect on our business, financial condition and results of operations.

Environmental concerns associated with cryptocurrencies mining could have adverse impacts on our business, financial condition, and results of operations.

Engaging in cryptocurrency mining may result in certain environmental harms and transition risks related to climate change that may affect our business, financial condition and results of operations, as mining operations consume a substantial amount of power, which may contribute to increased carbon emissions. Moreover, recent policy and regulatory changes relating to limiting carbon emissions could impose additional operational and compliance burdens on our cryptocurrency mining operations, such as more stringent reporting requirements or higher compliance fees. Such regulations may lead to increased credit risks, which may lead financiers and lender to be less willing to enter into business relationships with us, as well as increased litigation risks related to climate change in the jurisdictions in which we carry out mining operations. Further, some businesses as well as some investors may have ceased accepting cryptocurrencies for certain types of purchases, and stopped investing in businesses involved in cryptocurrencies businesses due to environmental concerns associated with cryptocurrencies mining. Such developments could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to an extensive, highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, securities, broker-dealers, crypto asset exchange and transfer, cross-border and domestic money and crypto asset transmission, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), anti-money laundering and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results and financial condition.

Our operating results may fluctuate and continue to fluctuate, including due to the highly volatile nature of crypto.

Our business operations include cryptocurrency mining and the provision of consultation services, and thus our operating results are dependent on crypto assets and the broader cryptoeconomy. Due to the highly volatile nature of the cryptoeconomy and the prices of crypto assets, which have experienced and continue to experience significant volatility, our operating results have, and may continue to, fluctuate significantly in accordance with market sentiments and movements in the broader cryptoeconomy. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

●	changes in the legislative or regulatory environment, or actions by U.S. or foreign governments or regulators, including fines, orders or consent decrees;

●	investments we make in the development of products and services as well as technology offered to our developers, international expansion and sales and marketing;

●	our ability to establish and maintain partnerships, collaborations, joint ventures or strategic alliances with third parties;

●	market conditions of, and overall sentiment towards, the cryptoeconomy, including the trading prices of crptocurrencies;

●	macroeconomic conditions, including interest rates and inflation;

●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

●	the development and introduction of existing and new products and services by us or our competitors;

●	our ability to control costs, including our operating expenses incurred to grow and expand our operations and to remain competitive;

●	system failure, outages or interruptions, including with respect to third-party crypto networks;

●	our lack of control over decentralized or third-party blockchains and networks that may experience downtime, cyber-attacks, critical failures, errors, bugs, corrupted files, data losses or other similar software failures, outages, breaches and losses; and

●	breaches of security or privacy.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term.

Fluctuations in Filecoin value might impact our operating results and add to our regulatory compliance obligations under applicable law and regulation, including the Investment Company Act of 1940.

Our strategic initiative to achieve an effective storage capacity of 64PiB for Filecoin’s mining business by the end of June 2024, and utilize the remaining available storage capacity of the Web3 decentralized storage infrastructure to expand our Filecoin mining business, or engage in other cryptocurrency mining businesses, or provide cloud storage services to other distributed application product operators, could expose us to financial risks, particularly due to the volatile nature of Filecoin’s value. Although currently the market value of the Filecoins held by us constitutes a minor fraction of our total assets, its influence on our revenue is considerably more pronounced. This disparity means that our operational results are susceptible to swings in Filecoin’s market value. If the value of Filecoin was to escalate significantly (e.g., $50 per Filecoin), the proportionate value of our holdings could become a dominant aspect of our asset base. This appreciation might inadvertently categorize us as an investment company under the Investment Company Act of 1940, introducing additional regulatory and compliance implications, which could disrupt our business model and impact our fiscal health. See also “Risk Factors—If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

Our revenue forecasts are inherently speculative, which are predicated on Filecoin’s price projections and our operational performance. Given the historical volatility associated with digital currencies, there is uncertainty surrounding these estimates. Factors beyond our control, including market trends, investor attitudes, regulatory developments and alterations in the Filecoin network, affect Filecoin’s valuation, potentially leading to revenue and financial results that diverge substantially from our projections. Should the Filecoin price fail to meet our estimates, our revenues might outperform or fall below our expectations.

We are aware of the varying perceptions of risk tied to our Filecoin ventures among potential investors. Despite our risk management strategies (e.g., diversifying income streams, refining our mining processes, etc.), there is no certainty that these measures will fully mitigate the intrinsic volatility of the Filecoin market.

Our revenue is partially dependent on the prices of crypto assets. If such price or volume declines, our business, operating results and financial condition would be adversely affected.

We generate a portion of our total revenue from our cryptocurrency mining operations. Declines in the price of crypto assets may result in lower total revenue to us, cause us to recognize losses and affect the price of our shares.

The price of crypto assets and associated demand for buying, selling and trading crypto assets have historically been subject to significant volatility. For instance, in 2017, the value of certain crypto assets, including Bitcoin, experienced steep increases in value, and our customer base expanded worldwide. The increases in value of certain crypto assets, including Bitcoin, from 2016 to 2017, and then again in 2021, were followed by a steep decline in 2018 and again in 2022, which has adversely affected our net revenue and operating results. If the value of crypto assets and transaction volume do not recover or further decline, our ability to generate revenue may suffer and customer demand for our products and services may decline, which could adversely affect our business, operating results and financial condition. The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions of, and overall sentiment towards, crypto assets and the cryptoeconomy, including, but not limited to, as a result of actions taken by or developments of other companies in the cryptoeconomy;

●	changes in liquidity, market-making volume and trading activities;

●	trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active consumer and institutional users, speculators, miners and investors;

●	the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial assets worldwide, if at all;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity and events relating to the cryptoeconomy;

●	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding crypto assets;

●	the ability for crypto assets to meet user and investor demands;

●	the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;

●	consumer preferences and perceived value of crypto assets and crypto asset markets;

●	increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability or other characteristics;

●	regulatory or legislative changes and updates affecting the cryptoeconomy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the adoption of unfavorable taxation policies on crypto asset investments by governmental entities;

●	legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in bitcoin and other proof-of-work mining activities;

●	ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	monetary policies of governments, trade restrictions and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any crypto asset in which we conduct mining or related operations will maintain its value or that there will be meaningful levels of trading activities and liquidity. In the event that the price of crypto assets decline, our business, operating results and financial condition, as well as our share price, would be adversely affected, and we may have to recognize losses or impairments in our investments or other crypto assets due to disruptions in the crypto asset markets.

The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results and financial condition could be adversely affected.

Crypto assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different crypto assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other crypto networks-ranging from cloud computing to tokenized securities networks-have only recently been established. The further growth and development of any crypto assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of crypto assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

●	many crypto networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective crypto assets and underlying blockchain networks, any of which could adversely affect their respective crypto assets;

●	many crypto networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks or adversely affect the respective crypto networks;

●	several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying crypto assets;

●	security issues, bugs and software errors have been identified with many crypto assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some crypto assets, such as when creators of certain crypto networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a crypto asset could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a crypto network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value;

●	the development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of crypto assets and reduce a crypto’s price and attractiveness;

●	if rewards and transaction fees for miners or validators on any particular crypto network are not sufficiently high to attract and retain miners, a crypto network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack;

●	many crypto assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions related to their crypto networks, such as governance decisions and protocol changes, as well as the market price of such crypto assets;

●	the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular crypto network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes, or stymie such network’s utility and ability to respond to challenges and grow; and

●	many crypto networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective crypto assets.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets and other negative consequences, and which required resolution with the attention and efforts of their global miner, user and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of crypto may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.

Any failure to safeguard and manage our crypto assets could adversely impact our business, operating results and financial condition.

We believe we have developed and maintained administrative, technical and physical safeguards and safeguard our crypto assets and which are designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents or service providers, and improperly access, obtain, misuse crypto assets and funds. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Any loss of cash or crypto assets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors and regulatory investigations, inquiries or actions. Any security incident resulting in a compromise of crypto assets could result in substantial costs to us, expose us to regulatory enforcement actions, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation and adversely affect our business, operating results, financial condition, and cash flows.

The theft, loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm and other losses.

Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. To the extent that any of the private keys relating to our wallets containing crypto assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Crypto assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our crypto assets could adversely affect our ability to access or sell crypto assets, and subject us to significant financial losses in addition to hurting our brand and reputation, result in significant losses and adversely impact our business.

Any gaps in our risk management processes and policies in respect of crypto asset could adversely impact our business, operating results, and financial condition.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our Company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang Public Security Bureau wrongly seized the digital assets hardware cold wallet belonging to the Company, along with the cryptocurrencies stored in the hardware cold wallet. Our Company has since undergone major management personnel changes. As of the date of this annual report, our board and management have taken steps to remedy the gaps in our risk management processes and policies in relation to our business model and any crypto assets that we hold. Nonetheless, if any future gaps in our risk management processes and policies were to arise, such deficiencies could adversely impact our business, operating results and financial condition. In turn, such deficiencies would require our Board and management to make appropriate changes to our risk management processes and policies.

Crypto assets deposited with third party custodians are subject to risks attendant with such custody arrangements. If such custodians were to become insolvent, or suffer from hacking or cybersecurity or other technical failures, or if our assets were to be misused or lost, we may lose ownership or control of our crypto assets, and we may not be able to recover our losses through legal or other channels.

We store a portion of our crypto assets with Coinbase, a third-party platform. Such custody arrangements increase ease of transaction and allow us to access the public markets and liquidate such assets at the prevailing prices more rapidly. However, this arrangement necessitates the relinquishment of control over our crypto assets. To access such assets, we rely on the technical platform provided by such third-party platforms and we are also subject to their terms of use.

Recent high profile criminal investigations and bankruptcy cases in the U.S., such as those involving FTX and Celsius, highlight the risks of holding crypto assets on third party platforms. In such cases, it is anticipated that account holders of such platforms will be unlikely to recover the crypto assets they deposited, and are likely to recover only a fraction of the monetary value of their deposited assets through the bankruptcy and legal framework, if at all. Even if such platform operators maintain insurance policies to compensate account holders for their losses, certain claims and payouts may be barred by the terms of the insurance policies, especially in the event of fraud, and any insurance policy payout may not make losses whole and could take substantial periods of time to materialize, if at all. In particular, the insurance maintained by Coinbase with which we store our cryptocurrency is shared among all of Coinbase’s customers, is not specific to our Company and may not be available or sufficient to protect our Company from all possible losses or sources of losses. We may be forced to share such insurance proceeds with other clients or customers of Coinbase, which could reduce the amount of such proceeds that are available to us.

If the custodians we rely on to store our crypto assets were to become insolvent, or suffer from hacking or cybersecurity or other technical failures, or if our assets were to be misused by the platform operator or were to become lost, we may lose ownership or control of our crypto assets, and we may not be able to recover our losses through legal or other channels. Any such incidents would likely have a material and adverse effect on our business, operating results, financial condition, and the price of our shares.

The assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets could adversely impact our business, operating results and financial condition.

We operate our business in a number of jurisdictions, including the U.S. and China. In the case that U.S. and foreign regulators or other government entities assert jurisdiction over a business in the crypto asset markets, this could lead to conflicting laws or directives which, in turn, could impede our business operations. Moreover, such conflicting laws or directives will make it difficult to determine which laws, rules and regulations apply to our business. Additionally, U.S. and foreign regulators as well as other government entities may disagree with our determination as to which laws, rules and regulations apply to our business. This could lead to additional compliance cost burdens, as well as increasing our risks of running afoul of laws and regulations from certain jurisdictions in which we operate our business.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

We have not been and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the 1940 Act. We intend to conduct our business so as not to become regulated as an investment company under the 1940 Act.

Generally, a company will be determined to be an “investment company” if, absent an exclusion or exemption, it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We refer to this investment company definition test as the “40 percent test.”

We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities.

To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the 40 percent test. For purposes of the 40 percent test, the term “investment securities” includes all securities but does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder.

Most crypto assets are regarded as “securities” under U.S. law, and hence, if our holding of cryptocurrencies exceed 40 percent of the value of our total assets, we may become regarded as an “investment company” under the 1940 Act. We intend to monitor our holdings of crypto assets and other securities to ensure that we do not become regarded as an “investment company.” If our holding of cryptocurrencies were to exceed such threshold, we will be required to comply with the provisions of the 1940 Act, which will result in additional compliance costs and regulatory burdens and may materially and adversely affect our business, financial conditions and results.

A portion of our business is conducted in the mining, holding and trading of cryptocurrencies. Such holdings may increase in the future. We may also decide in the future to mine or transact in other types of cryptocurrencies, which may constitute securities under U.S. law, although we have not presently determined definitively the type of cryptocurrencies we may mine or transact in in the future. We will consult with our legal advisers and abide by all SEC guidance and court rulings in this regard and monitor our activities in securities transactions, but we currently do not have plans to mine any type of cryptocurrency that constitute “securities” under U.S. law. We have been carrying out the Filecoin mining business since December 2022. As of the date of this annual report, our two nodes on the Filecoin blockchain have exceeded storage capacity of 64PiB.

We intend to monitor our status in relation to the 40 percent test by implementing procedures to review, on a semi-annual basis, specifically on June 30 and December 31, the composition of our assets to ensure that our holdings of Filecoin and other investment securities, if any, do not breach the thresholds specified by the 1940 Act. While we believe that we currently conduct our business in a manner that does not result in classification as an investment company, there is no assurance that we will be able to maintain that status. There is a possibility that changes in the value of our Filecoin holdings or in our business model could potentially cause us to exceed the 40% threshold. In the event that we exceed the 40% threshold, the potential consequences of falling within this classification and not being registered as a 1940 Act company are as follows: (i) restrictions on business operations; (ii) potential lawsuits involving voidable contracts entered into by an unregistered investment company; (iii) SEC enforcement, including penalties, injunctions or other sanctions, and additional regulatory and compliance costs; and (iv) management restrictions and additional reporting obligations.

Risks Relating to Doing Business in the PRC

We conduct a portion of our business operations in China and are subject to the attendant risks of operating in China, including regulatory risks resulting from political and regulatory changes which may be swift and unexpected.

MFH Cayman is not a Chinese operating company but a Cayman Islands holding company with a portion of our operations conducted by our subsidiaries based in China. Prior to 2022, the majority of our operations were based in mainland China. During 2022, we divested our software development business in mainland China, established a new management team, and relocated our headquarters to the United States with the newly established Hong Kong office as the operational hub for our business in the Asia Pacific region. As a result of the recent operational reorganization, the majority of our operations are currently based in the U.S. while part of our technical and back-office team in mainland China.

Investors in our securities are purchasing equity interest in MFH Cayman, a holding company incorporated in the Cayman Islands with business operations in China and the U.S. and therefore, investors may never hold equity interests in any of our Chinese operating entities. This operating structure may involve unique risks to investors. There are significant legal and operational risks associated with being based in or having a portion of business operations in China. Any of such risks and uncertainties could result in material changes in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to exert influence on the ability of a company with operations in China to conduct business. The PRC government has initiated a series of regulatory actions and has made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement and data privacy protection. As of the date of this annual report, as advised by our PRC legal adviser, we do not believe that we are subject to: (i) the cybersecurity review with the Cyberspace Administration of China, or CAC, as our products and services are not offered to individual users but to our institutional customers, we do not possess a large amount of personal information in our business operations, and our business does not involve the collection of data that affects or may affect national security, implicates cybersecurity, or involves any type of restricted industry; or (ii) merger control review by China’s anti-monopoly enforcement agency due to the fact that we do not engage in monopolistic behaviors that are subject to these statements or regulatory actions. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and, if any, the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments and listing of our securities on a U.S. or other foreign exchange. In addition, changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

We currently have one subsidiary in Hong Kong, being Ucon Capital (HK) Limited, and one of our directors, Hui Cheng, is ordinarily resident in Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the U.S. in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Furthermore, foreign judgments of the U.S. courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the U.S. could be enforceable in Hong Kong.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We have one subsidiary in the PRC, being Lianji Future Technology Limited, and many of our managements and directors are PRC nationals. In particular, three of our directors and officers, Qian Sun, Yukuan Zhang and Cong Huang are ordinarily resident in Mainland China, one of our directors, Hui Cheng, is ordinarily resident in Hong Kong, and the remaining three of our directors, Shi Qiu, Alan Curtis and Daniel Kelly Kennedy, are ordinarily resident in the United States. As a result, it may be difficult for you to effect service of process upon us or our management named herein inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as only a portion of them, Shi Qiu, Alan Curtis and Daniel Kelly Kennedy, currently resides in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

As advised by our PRC legal adviser, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may in the future rely on dividends and other distributions on equity from our PRC and Hong Kong subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC and Hong Kong subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries which are foreign-owned enterprises may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise, according to the PRC companies law, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

It remains unclear how this regulation and any future related legislation will be interpreted, amended and implemented by the relevant PRC government authorities. As of December 31, 2023, to the best of our knowledge, most of our PRC Resident shareholders with offshore investments had not registered their offshore investments with SAFE according to the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which was replaced by the SAFE Circular 37 but still effective when the relevant PRC shareholders made their investments. If the PRC government determined that our PRC Resident shareholders are required to make the registration regarding their offshore investment under Circular 37, both they and us may be subject to fines by the PRC government.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Measures, or the Article 26, which was issued by the CSRC on February 17, 2023 and came into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Article 11, which was jointly issued by the CSRC, the Ministry of Finance, the State Secrecy Administration and the State Archives Bureau on February 24, 2023 and came into effect on March 31, 2023, specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. While detailed interpretation of or implementation rules under Article 177, the Article 26 and the Article 11 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by the U.S. regulators.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of February 28, 2023, we completed the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, suspended our ADRs program and commenced trading our ordinary shares. As of April 12, 2024, we had 60,819,897 ordinary shares issued and outstanding. If part or all of these shares are sold in the public market or if any other existing shareholders sell a substantial amount of their shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to maintain the Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our shares could face the risk of being delisted.

On May 13, 2022, we received a deficiency notice from Nasdaq that stated the Company did not comply with Nasdaq’s Listing Rule 5250(c)(1) due to its failure to file its annual report on Form 20-F for the period ended December 31, 2021 (the “Filing”). Nasdaq informed the Company that it had a period of 14 days until May 27, 2022 to submit a plan (the “Plan”) to Nasdaq detailing how the Company planned to regain compliance with Nasdaq’s continued listing requirements. On June 22, 2022, we received a determination letter from Nasdaq that we had regained compliance under Listing Rule 5250(c)(1) based on the filing of our annual report on Form 20-F on June 15, 2022 for the period ended December 31, 2021.

If we fail to maintain compliance with Nasdaq’s listing rules, we could be subject to suspension and delisting proceedings. If the Company’s shares lose their listing status on The Nasdaq Capital Market, they would likely trade in the over-the-counter market, and selling such securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of such securities. A determination that our shares are “penny stocks” will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Any delisting from The Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

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

●	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of Independent Directors, and (ii) the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

●	Rule 5605(c) (other than those parts as to which the home country exemption is not applicable), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

●	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an Independent Director.

●	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the Board’s selection, either by Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or a nominations committee comprised solely of Independent Directors.

●	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

●	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33% (1/3) of the outstanding shares of the company’s common voting stock.

●	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

○	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

○	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our fifth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, any or all of which could be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares could fall and the voting and other rights of the holders of our ordinary shares could be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our fifth amended and restated memorandum and articles of association, the Cayman Islands Companies Act (As Revised), as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty concerning Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination on judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Our Cayman Islands counsel has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final and conclusive;

●	is not in respect of taxes, a fine or a penalty;

●	is not inconsistent with a Cayman Islands judgment in respect of the same matter; and

●	is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands

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

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies (apart from our memorandum and articles of association, special resolutions of our shareholders and the register of mortgages and charges). Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

In April 2015, Wowo Limited completed the initial public offering and listed our ADSs on the Nasdaq Stock Market under the symbol “WOWO.” We raised approximately $37.3 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

In June 2015, we acquired Join Me Group (HK) Investment Company Limited to establish our food services industry B2B business. We issued 741,422,780 ordinary shares and paid $30.0 million as consideration for the acquisition.

In September 2015, we divested our group buying and B2C e-commerce businesses to focus our efforts on our food services industry B2B business.

In September 2015, we raised $15.0 million in a private placement transaction with Mr. Maodong Xu.

In June 2016, we changed the trading symbol for our ADSs listed on the Nasdaq Global Market to “JMU.” In December 2016, we also changed our company name to JMU Limited.

In August 2016, TANSH Global Food Group Co., Ltd, which was formerly known as Xiao Nan Guo Restaurants Holdings Limited, a Hong Kong Stock Exchange listed company (Stock Code: 3666), through its wholly-owned subsidiary, acquired a 9.82% stake in our company via secondary transfers for a total consideration of HK$368 million (approximately $47.5 million).

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

In July 2019, we divested our B2B services to food-industry suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary, to Marvel Billion Development Limited, or Marvel Billion, in exchange for $1.0 million in cash. In addition, the buyer and the divested entities agreed to waive all the rights and claims with respect to the liabilities owed by us to the divested entities.

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

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We had entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

On January 15, 2022, we disposed both of the VIEs, both of which were under the control by Lianji Future, a wholly foreign owned subsidiary of the Company.

On February16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins stored in the out-of-control wallet had been transferred to another unknown wallet. PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, the temporary difficulties caused by the impoundment of our cryptocurrencies and substantial changes of our original technical team in China in 2022, our blockchain technical services business did not generate any revenue in 2022.

In July 2022, we added consultation services to our business, providing business consultation services to international corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for distributed application product operators) and consultation services.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify us as a pioneer in the creation of the Web3 framework. On December 20, 2022, the assets began to be used for Filecoin (“FIL”) mining operations and derived USD$348 related revenue in 2022. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for distributed application product operators.

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

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. On March 10, 2024, the Company and Jinhe entered into a Cancellation Agreement to cancel such purchase in its entirety. Going forward, we currently have no plans to resume Bitcoin mining business.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets or business nor employees.

On February 28, 2023, when the Share Consolidation was effective, the Company’s outstanding ordinary shares changed from 18,614,900,104 shares with a par value of $0.00001 per share to 46,538,116 shares with a par value of $0.004 per share.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. The FINRA review process for such acquisition is currently ongoing.

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan. Considering the increasing difficulty of crypto mining and the general losses by top crypto mining enterprises, we have decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in the crypto mining field. As such, the Company and Jinhe Capital Limited entered into an amendment (the “Amendment”) to the S19 Pro Purchase Agreement, pursuant to which the parties agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million.

Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, despite our ability to quickly reorganize the blockchain technical service team, we have decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

On October 2, 2023, the Company’s Annual General Meeting approved to increase the authorized share capital of the Company from US$250,000 divided into 62,500,000 ordinary shares with a par value of US$0.004 each, to US$4,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.004 each, by the creation of an additional 937,500,000 ordinary shares with a par value of US$0.004 each.

On March 7, 2024, considering the uncertainties in the digital payment industry, the Company decided to suspend its development plan related to its digital payment solutions and digital payment services, as well as its application for an MSB (Money Service Business) license. In particular, the Company has obtained the approval of its board of directors on March 7, 2024 to terminate its “digital payment solutions” and “digital payment services” businesses, which did not generate any meaningful revenue in the past.

After the adjustment of our business strategies, the focus of our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed storage and computing services and business consultation services business in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates and only after obtaining FINRA approval, Chaince Securities to operate our financial advisory services and online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

Our principal executive offices are located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our investor relationship website https://mercurityfintech.com/. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

Our Principal Business

In August 2021, we added cryptocurrency mining as one of our main businesses. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022.

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for distributed application product operators) and consultation services.

On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as a business consultant in order to facilitate the client to establish the entity in the United States and make financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. We recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with the aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to advance the Web3 framework. We started using some of the storage capacity of these devices for Filecoin mining business from December 20, 2022. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for decentralized platform operators. For the year ended December 31, 2022 and 2023, we earned $348 and $285,928 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. The FINRA review process for such acquisition is currently ongoing.

As of June 30, 2023, all the agreed services under the consulting agreement with the Chinese media signed on August 23, 2022 had been completed, and the Company recognized consultation services revenue of $80,000 for the first half of 2023 based on the percentage-of-completion.

On August 1, 2023, the Company signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the next year.

On November 1, 2023, the Company signed a financial consulting agreement with an American logistics company. The Company will serve as a business consultant in order to facilitate introductions between the Company’s clients and esteemed third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The Company expects to receive $50,000 in revenue from this agreement within the next year.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company has used the Origin Storage’s technology to re-package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage included, but not limited to, storage server services, computing encapsulation server services, and technical services. As of April 15, 2024, by adopting the new technology provided by Origin Storage, we had opened two new nodes (replacing the two old nodes we opened in 2023) with an effective storage capacity of 70 PiB, taking up only 7 PiB original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure, which means that using the new technology provided by Origin Storage to occupy the same original storage capacity can achieve 10 times the effective storage capacity, and the Company is expected to achieve greater productivity of the cryptocurrency mining business in the future.

On March 7, 2024, considering the many uncertainties in the relevant industry, the Company decided to temporarily abandon its development plan related to digital payment solutions, as well as the application for the MSB (Money Service Business) license.

After the adjustment of our business strategies, the focuses of our respective operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed storage and computing services and business consultation services in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates and after obtaining FINRA approval, Chaince Securities to operate our financial advisory services, online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

Business Segment 1 – Business consultation services

We provide comprehensive business consultation services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. We also assist corporate clients in the Asia Pacific region in developing business in the United States, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions.

●	Target customers or clients: Our Business consultation services mainly serves clients from Greater China, Southeast Asia, and North America (Canada, the United States, Mexico).

●	Fee structure: Our general fee structure is composed of cash payment and/or bonus shares upon reaching certain milestones or meeting certain performance requirements.

●	Location: Our Business consultation services will be based in our offices in Shenzhen, Hong Kong and New York, covering Greater China, Southeast Asia and North America.

For example, on August 23, 2022, we signed a Consulting Agreement with a Chinese media company, pursuant to which we served as a business consultant in order to: a) assist the client in establishing an operating entity in the United States and assist its operations; b) introduce American entertainment media industry related resources; c) introduce capital market related resources, including auditors, lawyers and investment banks, to assist the client in developing financing strategies and plans in the US capital markets. On August 1, 2023, the Company signed a supplementary comprehensive service agreement with the same Chinese media company, pursuant to which the Company continued to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the year 2024.

As of June 30, 2023, all the agreed services under the consulting agreement with the Chinese media company signed on August 23, 2022 had been completed, and the Company recognized consultation services revenue of $80,000 for the first half of 2023 based on the percentage-of-completion.

On November 1, 2023, the Company signed a consulting agreement with an American logistics company. The Company will serve as a business consultant in order to facilitate introductions between the Company’s clients and third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The Company expects to receive $50,000 in revenue from this agreement within the year 2024.

We are establishing our Asia Business consultation services team in Hong Kong and Shenzhen, and we seek to acquire more new clients in the Asia Pacific region and provide better services to these clients. Presently, we are in advance negotiations with several Asian clients to provide them with comprehensive business consulting to enter the US market. It is expected that we will reach agreements and sign contracts with one or two clients in the first half of 2024.

Business Segment 2 – Financial advisory services and Brokerage services

On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement (the “JV and Chaince Transaction”) for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. We commenced the application process for continued membership application of the Financial Industry Regulatory Authority (FINRA) in August 2023. Based on the status of the FINRA review, the Company expects to receive FINRA approval on the JV and Chaince Transaction in the first half of 2024, although the Company cannot assure that its FINRA application will be approved within such timeframe or at all. With the FINRA licenses, we will be able to provide more comprehensive professional services to corporate clients that want to become publicly traded in the United States, including financial advisory services and brokerage services.

●	Target customers or clients: Our financial advisory services and brokerage services business mainly targets clients from Greater China, Southeast Asia, and North America (Canada, the United States, Mexico).

●	Fee structure: Our fees are generally payable by the client by tranches upon reaching certain project milestones, such as upon first filing with the relevant regulator or upon completion of a project.

●	Location: Financial advisory services and brokerage services will be based in our offices in Shenzhen, Hong Kong and New York, covering Greater China, Southeast Asia and North America, respectively.

●	Milestones or Timetables: Our fees are generally payable by the client by tranches upon reaching certain project milestones, such as upon first filing with the relevant regulator or upon completion of a project.

Pending the FINRA approval, we are building a professional team of 7-8 persons in New York to carry out financial advisory services and brokerage services, and we are also building a market promotion and customer service team of 3-4 persons in Hong Kong and Shenzhen to attract more potential clients.

1) Financial advisory services

Our financial advisory services will focus on providing comprehensive financial services to corporate clients in emerging countries and regions planning to enter the US capital markets, such as providing capital operation plans, private equity financing services, investment consulting services, and mergers and acquisitions services to the clients.

Our financial advisory services will be based in our offices in Shenzhen, Hong Kong and New York, covering Greater China, Southeast Asia and North America, respectively. We already have a financial advisory service team in New York, and we are establishing our Asian financial advisory service teams in Hong Kong and Shenzhen to seek more new clients in the Asia Pacific region and provide better services for these clients in the future.

2) Brokerage services

In addition to our financial advisory business, we may make securities underwriting an important part of our brokerage services business, in order to provide more comprehensive financial services for our corporate clients. We will decide whether to carry out other brokerage services, such as securities brokerage and asset management based on the Company’s future business development.

Our brokerage services will mainly be located in our New York office, serving clients in Greater China, Southeast Asia, and North America. We will also promote our brokerage services to clients through our offices in Hong Kong and Shenzhen.

It should be emphasized that our financial advisory services and brokerage services (securities underwriting and other brokerage services) can only be carried out after we have completed the acquisition of J.V. Delaney & Associates and obtained the financial license and FINRA approval required for brokerage services business.

Business Segment 3 – Distributed computing and storage services

Our distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other distributed application product operators.

In August 2021, we added cryptocurrency mining as one of our main businesses. Cryptocurrency mining is part of our distributed computing and storage services business.

From October 2021 to April 2022, we obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, we are entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. Our fractional share is relative to the proportion of computing power we contribute to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services is an output of our ordinary activities. The provision of such computing power is the only performance obligation in the general terms of the mining pool website. The transaction consideration we receive, if any, is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception or the time we have earned the award from the pools. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and we receive confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. The Company earned $783,090 in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021. We have not operated any Bitcoin mining business since May 2022 and there were no related revenues in the year ended December 31, 2023.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in our ordinary shares. Starting on December 20, 2022, we used some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. We have rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and we have entered into the Filecoin mainnet as a miner by registering as a user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that we utilize our Web3 decentralized storage infrastructure and provide cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, we are entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet, for successfully adding blocks to the blockchain. Our fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of our ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration we receive, if any, is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception or the time we have earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and we receive confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. For the year ended December 31, 2022, we earned $348 in Filecoin mining revenue from physical mining operations. For the year ended December 31, 2023, we earned $285,928 in Filecoin mining revenue from physical mining operations.

The Web3 decentralized storage infrastructure, which we acquired through a share offering in December 2022, is expected to achieve a maximum storage capacity of approximately 100PiB. We plan to use the storage capacity for Filecoin and other cryptocurrency mining and provide cloud storage services to other distributed application product operators. However, due to the continued low market prices of Filecoin in 2023, as well as the average return on unit computing power of Filecoin mining business decreasing with the growth of the computing power of the whole network, as of the end of 2023, we had not opened enough nodes to achieve the initial goals of our Filecoin mining business. Apart from the Filecoin mining business, we had not utilized the infrastructure for any other cryptocurrency mining business, nor had we provided cloud storage services to any other distributed application product operators. Therefore, the Web3 decentralized storage infrastructure was not fully utilized during fiscal year 2023. However, these Web3 decentralized storage infrastructures were recognized for depreciation costs on a straight-line basis, which resulted in significant losses for our business of providing distributed computing and storage services in 2023.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company have used Origin Storage’s technology to re package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services.

In January 2024, we repackaged our Web3 decentralized storage infrastructure for Filecoin mining using new technology provided by Origin Storage and began running two new Filecoin mining nodes. As of the date of this annual report, the effective storage capacity of our two new Filecoin mining nodes has reached 64PiB, exceeding our original target storage capacity of 60.4PiB, and it only take up 6.4PiB of the original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure. In other words, the effective storage capacity of the Company can be magnified tenfold with Origin Storage’s technologies.

In this way, most of the original storage capacity (the “Raw Byte Power”) of the Company’s Web3 decentralized storage infrastructure will remain available for use, which we can utilize to expand our Filecoin mining business, or engage in other cryptocurrency mining businesses, or provide cloud storage services to other distributed application product operators operators. We have not currently determined the other types of cryptocurrencies we may mine or otherwise transact in, and any such decision will be made based on economic return and legal analysis. We will consult our legal advisers and abide by relevant SEC and court guidance on whether such cryptocurrencies constitute securities, but we currently do not have plans to mine any type of cryptocurrency that constitute “securities” under U.S. law. We expect to decide how these remaining storage capabilities will be used by the end of June 2024.

On January 10, 2023, we entered into an asset purchase agreement (the “Original Contract”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million. However, from April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment and readjusted the Company’s business structure and the future development plan. Considering the increasing difficulty of mining in the mining industry and the general loss of the top mining enterprises, we have decided to reduce the procurement scale of Bitcoin miners and reduce the Company’s investment in the mining field. As such, the Company and Jinhe Capital Limited entered into an amendment to the S19 Pro Purchase Agreement (the “Amendment”), pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As the Ant miner S19 Pro Bitcoin miner is currently one of the best-selling models in the market and our order is back ordered, our batch of the S19 Pro has not been delivered as of the date of this letter. As of December 31, 2023, the Company had paid the seller $3 million US dollars. On March 10, 2024, the Company and Jinhe entered into a Cancellation Agreement, as which the Original Contract and the Amendment were all cancelled and terminated in its entirety. Going forward, we currently have no plans to resume Bitcoin mining business.

In January 2023, our U.S. subsidiary, MFH Tech signed a Coinbase Prime Broker Agreement with Coinbase, Inc., a copy of which is appended as Exhibit 99.2 to this annual report. The agreement includes the Coinbase Custody Custodial Services Agreement and the Coinbase Master Trading Agreement. The agreement sets forth the terms and conditions pursuant to which the Coinbase entities will open and maintain the prime broker account for us and provide services relating to custody, trade execution, lending or post-trade credit (if applicable), and other services for certain digital assets. We do not currently own and/or hold crypto assets on behalf of third parties. Coinbase Custody maintains, at its sole expense, insurance coverage in such types and amounts as commercially reasonable for the Custodial Services provided in the Coinbase Prime Broker Agreement. Coinbase maintains a commercial crime insurance policy which encompasses losses due to employee collusion or fraud, physical loss or damage of critical material, security breaches or hacks, and fraudulent transfers, including asset theft from both hot and cold storage. Additionally, Coinbase maintains cyber insurance, which covers loss of income and data recovery resulting from security failures leading to business interruptions, covering computer forensic costs, incident response legal fees, notification expenses, and privacy claims by regulators. Based on publicly available information, Coinbase maintains a commercial crime insurance policy of up to $320 million. The insurance maintained by Coinbase is shared among all of Coinbase’s customers, is not specific to our Company and may not be available or sufficient to protect our Company from all possible losses or sources of losses. Coinbase’s insurance may not cover the type of losses experienced by our Company. Alternatively, we may be forced to share such insurance proceeds with other clients or customers of Coinbase, which could reduce the amount of such proceeds that are available to us.

In May 2023, it was reported that a trust sponsor had requested for withdrawal of its registration statement filed with the SEC in deference to the requests in the SEC Staff’s letters, and that the SEC was of the view that Filecoins constituted “securities” under U.S. securities laws. Additionally, in June 2023, the SEC filed a lawsuit against Binance, and named Filecoin as, among other cryptocurrencies, constituting “securities” under U.S. securities laws. Such categorization, as well as further regulatory developments, new legislations and regulations, and changes in regulatory policy, may have materially adverse impacts on our business, financial condition and results of operations, as well as the price of our shares. Our Filecoin assets constituted less than 2.4% of our consolidated total assets as of December 31, 2023. As such, we believe that such regulatory changes will have minimal impacts on us. We are reviewing the recent legal and regulatory development and we intend to alter our business focus and strategy whenever necessary to remain compliant with all applicable laws and regulations. See also “Risk Factors—Risks Relating to Our Business and Industry—Certain crypto assets and cryptocurrencies have been identified as a “security” in certain jurisdictions, and we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

In addition, due to recent developments in the regulations of cryptocurrencies, particularly in the U.S., such as the creation of subcommittees of the House Financial Services Committee, the approval of custodians for digital assets securities, and the Security and Exchange Commission’s crackdown on illegal trading platforms, we have seen increases of the price volatility of various cryptocurrency assets. For instance, the price of Bitcoins experienced sharp volatility in the first seven months of 2023, including a high price of more than $31,000 and a low price of less than $17,000, and the price of Filecoins also experienced sharp volatility in the first seven months of 2023, including a high price of more than $9 and a low price of less than $3. Our total cryptocurrency asset (excluding the Bitcoins and USD Coins out of control, which have been fully recognized as impairment losses) holdings constituted less than 2.4% of our consolidated total assets as of December 31, 2023. As such, we believe that the immediate impact of such regulatory changes will be limited to us. We are closely monitoring the changes and trends in prices of cryptocurrencies, and we may make changes to our business focus and strategies in the future should the need arise. See also “Risk Factors— Risks Relating to Our Business and Industry—Our operating results may fluctuate and continue to fluctuate, including due to the highly volatile nature of crypto.”

Similarly, due to the increased price volatility of cryptocurrencies in general, individualized management failures, failures of internal control and oversight, as well as other macroeconomic or other factors, a string of bankruptcies have occurred in the crypto asset industry, including those of Genesis Global Capital, FTX, BlockFi, Celsuis Network, Voyager Digital and Three Arrows Capital. Such bankruptcies and adverse developments in the crypto asset industry and have not impacted and is not expected to materially and adversely impact our business, financial condition, customers, and counterparties, either directly or indirectly, as the Company is not a direct counterparty to such entities. We do not have any material assets that may not be recovered due to the bankruptcies of those named companies or may otherwise be lost or misappropriated. We are also not aware of any material direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets that have filed for bankruptcy, that have been decreed insolvent or bankrupt, that have made any assignment for the benefit of creditors, or have had a receiver appointed for them, that have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, that have the crypto assets of their customers unaccounted for; or that have experienced material corporate compliance failures. However, it is possible that these recent bankruptcies may have exacerbated the further pricing decline of certain cryptocurrencies, such as Bitcoin, in 2023 which may have imposed adverse impacts to our mining losses and/or value of the cryptocurrencies we hold.

Investors in our securities should be aware that engaging in cryptocurrency mining may result in certain environmental harms and transition risks related to climate change that may affect our business, financial condition and results of operations, as mining operations consume a substantial amount of power, which may contribute to increased carbon emissions. Recent policy and regulatory changes relating to limiting carbon emissions could impose additional operational and compliance burdens on our cryptocurrency mining operations, such as more stringent reporting requirements or higher compliance fees. There have also been recent market trends that may alter business opportunities for our industry, stemming from recent regulatory and policy changes in the jurisdictions in which we operate, where regulators have come out to state that certain cryptocurrencies constitute “securities” and that there would be increased regulation and oversight over businesses engaged in cryptocurrencies, which is highly power-consuming and poses environmental risks. These may lead to increased credit risks, which may lead to financiers and lenders being less willing to enter into business relationships with us, as well as increased litigation risks related to climate change in the jurisdictions in which we carry out mining operations, Some businesses as well as some investors may have also ceased accepting cryptocurrencies for certain types of purchases, and stopped investing in businesses involved in cryptocurrencies businesses, due to environmental concerns associated with cryptocurrencies mining, which may have adverse impacts on our business, financial condition, and results of operations. See “Risk Factors— Risks Relating to Our Business and Industry—Environmental concerns associated with cryptocurrencies mining could have adverse impacts on our business, financial condition, and results of operations.”

Our clients

Business consultation services

Our business consultation services mainly serves clients from Greater China, Southeast Asia, and North America. As of December 31, 2023, we have obtained two clients, one from China and the other from the United States. We have plans to invest more into promotion and brand awareness to attract more clients in the future.

Financial advisory services and Brokerage services

Our financial advisory services and brokerage services business mainly targets clients from Greater China, Southeast Asia, and North America. Our financial advisory services and brokerage services (securities underwriting and other brokerage services) can only be carried out after we have completed the acquisition of J.V. Delaney & Associates and obtained the financial license and FINRA approval required for brokerage services business. Therefore, as of December 31, 2023, we have not yet obtained the corresponding clients.

Distributed storage and computing services

From 2021 to 2023, our distributed storage and computing business only includes cryptocurrency mining. Our clients in the Bitcoin mining business we conducted from October 2021 to April 2022 were F2Pool mining pool operators. We provided computing power to the mining pool and received Bitcoin rewards as compensation for our services. Since December 2022, our clients for Filecoin mining business have been the end users (storage demanders) on the Filecoin Mainnet. We have been providing storage services to these end users and receiving Filecoin rewards as compensation for our services.

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

Competition

For our business consultation services, there are many business, management and financial consulting companies in the United States that will become our competitors, and their team members may come from some well-known consulting firms, investment banks and broker dealers. For our distributed storage and computing services, the digital asset industry is intensely competitive and is densely populated by global competitors, including Marathon (MARA), Riot (RIOT), Bit Digital (BTBT), BIT Mining (BTCM), The9 (NCTY), among others.

Our competitors may have entered the industry much earlier than us. They may be better capitalized, may have more industry connections, may have a stronger team, and may be able to adapt more quickly to new technologies or may be able to devote greater resources to the development, marketing and sale of their products and services than we can.

We anticipate that the demand for global business consulting will continue to increase, and the digital asset market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

●	brand recognition and reputation;

●	service quality;

●	pricing;

●	ecosystem integration;

●	customer service.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above and that our Company benefits from many advantages over the competition. However, some of our current or future competitors have or may provide higher quality services or introduce new technology that are superior to ours.

Seasonality

We have not experienced seasoned fluctuations in our current principal business. Due to our limited operating history in our current core business, the seasonal trends that we experienced are not necessarily indicative of the seasonal trends that we may experience in the future.

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2023, we have registered a generic top-level domain name. Our registered domain name is www.mercurityfintech.com.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC. Although our sources of revenue have been outside the Chinese mainland since 2021, we still have office and staff teams in China to seek more Chinese customers for our business consulting services, and we do not rule out the possibility of continuing to develop new business in China in the future.

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. The current Special Administrative Measures (Negative List) for Admission of Foreign Investment (Year 2021) was promulgated in December 2021 and Industry Guidelines on Encouraged Foreign Investment (Year 2022) was promulgated in December 2022. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

Foreign Investment in Value-Added Telecommunications Businesses. The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008, February 2016 and March 2022 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and require the major foreign investor in any value-added telecommunications service business in the PRC have a good and profitable record and operating experience in this industry.

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

In September 2021, ten PRC governmental authorities, including the People’s Bank of China (PBOC), jointly issued the “Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation” to clarify that cryptocurrency is not a legal tender in the PRC. Additionally, in September 2021, eleven governmental authorities, including the National Development and Reform Commission and the People’s Bank of China jointly issued the “Notice of Rectifying Virtual Currency Mining Activities” to strictly prohibit the virtual currency mining activities in the PRC. As of the date of this annual report, all cryptocurrency transactions in the PRC are considered illegal, including offshore exchanges to provide services to Chinese citizens. In response to such rapid and adverse regulatory changes in the PRC, we had to remodel our business plans and shift the business focus outside of the PRC.

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

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2023, we had no trademark applications in China.

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

The following diagram illustrates our current corporate structure.

Our respective operating subsidiaries are as follows: (i) Mercurity Fintech Technology (MFH Tech) acting as the operating entity of distributed storage and computing services and business consultation services in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates and only after obtaining FINRA approval, Chaince Securities to operate our financial advisory services, online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

D.	Property, Plants and Equipment

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure (the “Equipment”), including cryptocurrency mining servers, cables, and other electronic devices. Starting on December 20, 2022, we use some of the storage capacity of these devices for Filecoin mining business. We have rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. for the storage of the Equipment.

Our executive office is located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States. Our headquarters occupy a total of 5,730 square feet. The lease of our headquarter office has a term of three calendar year, from November 1, 2022 to September 29, 2025, with an annual rent cost of $358,044 for the year ended December 31, 2023.

Our Shenzhen office (the “Shenzhen Office”) is located at Room 1215, Xin’nan Block No.2, Yuehai Street, Nanshan District, Shenzhen City, 518000, Guangdong Province, People’s Republic of China. The Shenzhen Office has the office space of approximately 195 square meters (approximately 2,099 square feet), an 18-months lease, for an annual base rent of RMB360,000, approximately equal to $50,841 in 2023. The lease for the Shenzhen Office commenced in June 2022 and shall expire in the end of April 2024. We are seeking to lease a new office in Shenzhen for our China operations and have identified certain office space, with the execution of the lease agreement pending as of the date of this report.

Our Hong Kong office (the “Hong Kong Office”) is located at Office Room 12, Smart-Space FinTech 1, Unit 617 - 620, Level 6, Core E, Cyberport 3, No. 100 Cyberport Road, Hong Kong. The Hong Kong Office has a flexible monthly lease, subject to auto-renewal each month. The rent cost of the Hong Kong Office for the year ended December 31, 2023 was approximately $6,780.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. We believe that our current property rights are sufficient for our current operations.

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

Explanatory Note.

We have amended and restated our consolidated statement of cash flows for the financial year ended December 31, 2022, by reclassifying the net cash provided by disposal of digital assets from operating activities to investment activities. Please refer to our consolidated statement of cash flows for the financial year ended December 31, 2022 at page F-12 of this annual report, and Note 2 at page F-15 of this annual report.

A.	Operating Results

Overview

In the first half of 2023, we decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform. As of December 31, 2023, our business line included two parts: providing distributed storage and computing services, and business consultation services. At the same time, we are acquiring an investment advisory firm and FINRA licensed broker dealer, and after completing this acquisition, our business line will add two new parts: financial advisory services and securities brokerage services.

Distributed storage and computing services

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. We entered into cryptocurrency mining pools by executing a business contract with a collective mining service provider on October 22, 2021 to provide computing power to the mining pool and derived USD$664,307 related revenue in 2021 and USD$783,089 related revenue in the first half of 2022. However, the management did not anticipate the Bitcoin market crash that would begin in December 2021, causing our Bitcoin mining business to suffer a great loss. From May 2022, we have not engaged in any Bitcoin mining business.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure (the “equipment”), including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. We started using some of the storage capacity of the equipment for Filecoin mining business from December 20, 2022. For the year ended December 31, 2022 and 2023, we earned $348 and $ $285,928 respectively in Filecoin mining revenue from physical mining operations. However, due to our lack of sufficient Filecoins to meet the collateral requirements for conducting Filecoin mining business, we have not fully utilized our equipment, while the depreciation of the equipment was based on the expected useful life using the straight-line method, which resulted in depreciation costs far exceeding Filecoin mining revenue in 2023, causing our Filecoin mining business to suffer a great loss.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company will use Origin Storage’s technology to re package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services. As of April 15, 2024, by adopting the new technology provided by Origin Storage, we have opened two new nodes (replacing the two old nodes we opened in 2023) with an effective storage capacity of 70 PiB, taking up only 7 PiB original storage capacity (the “Raw Byte Power”)of our Web3 decentralized storage infrastructure, which means that using the new technology provided by Origin Storage to occupy the same original storage capacity can achieve 10 times the effective storage capacity, and the Company is expected to achieve greater productivity of the cryptocurrency mining business in the future.

Business consultation services

In July 2022, we added consultation services to our business, providing business consulting services to global corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business and have been expanding our business into those two sectors, such as building up client base and acquiring the necessary licenses. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On August 23, 2022, we signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as a business consultant in order to facilitate the client to establish the entity in the United States and make financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. We recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion. As of June 30, 2023, all the agreed services under the consulting agreement with the Chinese media signed on August 23, 2022 had been completed, and the Company recognized consultation services revenue of $80,000 for the first half of 2023 based on the percentage-of-completion.

On August 1, 2023, we signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the next year.

On November 1, 2023, the Company signed a financial consulting agreement with an American logistics company. The Company will serve as a business consultant in order to facilitate introductions between the Company’s clients and esteemed third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The Company expects to receive $50,000 in revenue from this agreement within the next year.

Financial advisory services and securities brokerage services

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. The FINRA review procedure for such acquisition is currently still ongoing. As of December 31, 2023, we have not received any income from financial advisory and securities brokerage services as we have not yet obtained relevant financial license.

Key Components of Results of Operations

Revenue

The table below sets forth our Revenue in aggregate and by service type therein for the three years:

	For the year Ended December 31,
	2023	2022	2021
	US$	US$	US$
Revenue:
Business consultation services	160,000	80,000	—
Distributed storage and computing services	285,928	783,438	664,307
Technical services	—	—	5,864
Total Revenue	$445,928	$863,438	$670,171

Business consultation services

In July 2022, the new management of the Company fully considered the huge uncertainty caused by the volatility of the cryptocurrency market, and decided to add consultation services as one of our main businesses, providing business consulting services to global corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and have been setting up the foundation for such brokerage services, such as building up client base and acquiring the necessary licenses.

On August 23, 2022, the Company signed a Consulting Agreement with a Chinese media company, pursuant to which the Company will serve as a business consultant in order to facilitate the client to establish its operating entity in the United States and related financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. As of December 31, 2022, approximately 50% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion. As of December 31, 2023, all the agreed services under this agreement have been completed, and the Company recognized consultation services revenue of $80,000 for the year ended December 31, 2023 based on the percentage-of-completion.

On August 1, 2023, the Company signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the next year. As of December 31, 2023, approximately 40% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $60,000 for the year ended December 31, 2023 based on the percentage-of-completion.

On November 1, 2023, the Company signed a financial consulting agreement with an American logistics company. The Company will serve as a business consultant in order to facilitate introductions between the Company’s clients and esteemed third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The Company expects to receive $50,000 in revenue from this agreement within the next year. As of December 31, 2023, approximately 40% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $20,000 for the year ended December 31, 2023 based on the percentage-of-completion.

Distributed storage and computing services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

From October 2021 to April 2022, the Company obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, the Company was entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. The Company’s fractional share was relative to the proportion of computing power the Company contributed to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of the Company’s ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration the Company received, if any, was noncash consideration, which the Company measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time the Company had earned the award from the pools. These considerations were all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. The Company earned $783,090 in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to the end of 2023, the Company did not carry out any business related to Bitcoin mining. Going forward, we currently have no plan to continue our Bitcoin mining operation.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Starting on December 20, 2022, the Company uses some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. The Company has rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and the Company has entered into the Filecoin mainnet as a miner by registering as a user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that the Company utilizes its Web3 decentralized storage infrastructure and provide cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, the Company is entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet, for successfully adding blocks to the blockchain. The Company’s fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. For the year ended December 31, 2022 and 2023, we earned $348 and $285,928 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company will use Origin Storage’s technology to repackage the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services. Through Origin Storage’s new technology in the Filecoin mining field, the Company is expected to improve the output efficiency of the Filecoin mining business.

Technical services

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan. Considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, despite our ability to quickly reorganize the blockchain technical service team, we have decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

Due to the dismantling of the VIEs and the cessation of all business related to the digital asset transaction platforms, as well as the temporary difficulties brought to us by the incident that our cryptocurrencies were out of control, the original Chinese technical team left in the first half of 2022 and we failed to rebuild the technical service team in the second half of 2022. As a result, our blockchain technical services business did not generate any revenue in 2022 and 2023.

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

Cost of Revenue

The table below sets forth our cost of Revenue in aggregate and by service type therein for the three years:

	For the year Ended December 31,
	2023	2022	2021
	US$	US$	US$
Cost of Revenue:
Business consultation services	(138,092)	(19,000)	—
Distributed storage and computing services	(1,286,220)	(1,361,600)	(702,679)
Technical services	—	—	—
Total cost of Revenue	$(1,424,312)	$(1,380,600)	$(702,679)

Business consultation services

In 2023, the Company only implemented two business consultation projects. The direct costs of the Company’s business consultation services included office space expenses, team salaries, travel expenses, printing fees, and the fees required to acquire clients. The cost of consultation services was recognized in the amount of $19,000 and $138,092 respectively for the year ended December 31, 2022 and 2023.

Distributed storage and computing services

a)	Bitcoin mining

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. There were no Bitcoin mining operations in the year ended December 31, 2023. The cost of Bitcoin shared mining operations was recognized in the year ended December 31, 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity. The cost of Bitcoin shared mining operations was recognized in the year ended December 31, 2021 in the amount of $702,679, including $563,955 for mining machines and mine leases and $138,724 for electricity.

The Company carried out Bitcoin mining from October 2021 to April 2022. The Company’s computing power during this period was 35,000TH/s, the average daily output during this period was 0.17011136 BTC, and the revenue per unit of computing power was 0.000004860 BTC/TH/day. For this Bitcoin mining business, the Company essentially leased the Bitcoin mining machines instead of owning them, while the cost of renting the mining machines proved to be very high. The average daily operating cost (including the cost of renting the mining machines) of the Company’s Bitcoin mining was $110,80.51, so the Company would not make a profit until the average price of Bitcoin exceeds $65,137. However, back in October 2021, the management did not anticipate the Bitcoin market crash that would begin in December 2021. In December 2021, the price of Bitcoin suddenly plummeted from the price range of $60,000 per coin and during 2022 and 2023 such price lingered around the range of $15,000 to $49,000, causing our Bitcoin mining business to suffer a great loss. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to the end of 2023, we did not carry out any business related to Bitcoin mining. Going forward, we currently have no plans to resume Bitcoin mining business.

b)	Filecoin mining

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software licensing costs of $93,438. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2022 in the amount of $69,816, including mining machine depreciation costs of $$28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,791.

The Company carried out Filecoin mining business from December 2022. As of December 31, 2023, the Company has opened two nodes on the Filecoin blockchain with the total effective storage capacity of 19.04PiB. The operating costs of Filecoin mining business currently include depreciation costs of equipment, site fees, electricity fees, network fees and software deployment costs. Due to the fact that the number of nodes in the Company’s Filecoin mining business and the storage capacity of each node have not yet reached the set maximum level, the Company still receives relatively few Filecoin rewards, and the corresponding revenue recognized by the Company is also relatively low. However, the Web3 decentralized storage infrastructure used by the Company for Filecoin mining are depreciated based on the expected useful life using the straight-line method, which resulted in depreciation costs far exceeding Filecoin mining revenue in 2023.

Technical services

We did not generate any blockchain technical services revenue in 2022 and 2023, nor did we incur any technical services costs.

Our cost of blockchain technical services revenue consist of the payroll of technical personnel. Our cost of blockchain technical services Revenue was $nil in the consolidated income statement for the year ended December 31, 2021.

Operating Expenses

The table below sets forth our operating expenses from continuing operations for the three years:

	For the year Ended December 31,
	2023	2022	2021
Operating expenses:
Sales and marketing	(449,900)	(35,000)	—
General and administrative	(2,515,291)	(2,156,063)	(10,351,357)
Provision for doubtful accounts	—	(3,138)	(1,750,909)
(Loss)/income on disposal of intangible assets	—	(29,968)	121,020
Impairment loss of property and equipment	(307,733)	—	—
Impairment loss of intangible assets	(4,248,085)	(3,144,053)	(1,292,568)
Total operating expenses	$(7,521,009)	$(5,368,222)	$(13,273,814)

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. Our total operating expenses were $7,521,009, $5,368,222 and $13,273,814 for the year ended December 31, 2023, 2022 and 2021.

Sales and marketing expenses

On January 13, 2023, the Company’s US subsidiary MFH Tech signed a Consulting Agreement with Dato Ai Technology Corporation (“Dato”), pursuant to which Dato will provide sales and marketing services as an independent contractor in order to search for and identify potential clients of the Company’s business consultation services. In 2023, MFH Tech paid Dato $250,000 as the consulting fees.

On June 12, 2023, the Company’s US subsidiary MFH Tech signed a Referral Agreement with Global Innovation Wisdom Consultant, Inc (the “Global Innovation Wisdom”), pursuant to which Global Innovation Wisdom will use its best efforts to introduce a bank to MFH Tech, and MFH Tech intended to carry out digital banking services by acquiring this bank. MFH Tech paid Global Innovation Wisdom $100,000 as consulting fees in 2023, although MFH Tech did not ultimately complete the acquisition of the bank.

On August 23, 2022, our US subsidiary MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as an independent contractor in order to facilitate the Client to conduct its initial public offering. We paid $35,000 to the client’s referral agent and we recognized it as sales and marketing expenses in the consolidated statements of operations for the year ended December 31, 2022.

On August 1, 2023, the Company signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. We totally paid $85,000 to the client’s referral agent in 2023 and we recognized it as sales and marketing expenses in the consolidated statements of operations for the year ended December 31, 2023.

In addition, other marketing fees of $2,400 were recognized for MFH Tech’s business promotion for 2023.

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

Our general and administrative expenses were $2,515,291 for the year ended December 31, 2023, compared to $2,156,063 and $10,351,357 in the same period of 2022 and 2021.

General and administrative expenses for 2023 consisted primarily of $549,042 in employment costs, $1,271,174 in professional fees, and $695,076 in other office expenses.

We restructured the board of directors in May 2022 and again in October 2022, and our management had undergone significant changes. The total salaries and benefits for employees for 2022 are $1,374,839, with $816,444 paid in cash and $558,395 in stock. The total professional expenses for 2022 are $581,557, including $367,524 legal expenses. The total other office expenses are $199,667.

In 2021, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants were $1,156,125 in 2021. The total general and administrative expenses of 2021 were $10,351,357.

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

Impairment loss of property and equipment

During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. The Company scrapped the machines and recognized an impairment loss of $307,734 for the year ended December 31, 2023.

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

We estimated the fair values of the Filecoins based on the intraday low price of the Coinbase platform every day and recognized $303,276 impairment loss of Filecoins for the year ended December 31, 2023.

As of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, with the amount of $3,944,809, to eliminate the potential significant uncertainty on the financial statements.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins, $26,957 impairment loss of Filecoins and $5,864 impairment loss of Tether USDs. We wrote off the original value of the $5,864 cryptocurrencies and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 cryptocurrencies was stored had gone out of business, we had been no longer able to withdraw the cryptocurrencies as of December 31, 2022.

As of April 25, 2023, we had not been able to communicate effectively with the Sheyang County Public Security Bureau. The Sheyang County Public Security Bureau did not provide a written response to the appeal materials submitted by the Company in accordance with regulations. We had not been informed of any information that may prevent the Company from recovering these crypto assets out of control. Therefore, in our consolidated financial statements as of December 31, 2022, we did not recognize any impairment losses related to the loss of control over these crypto assets.

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

Interest (expenses)/income, net

Our interest (expenses)/income, net consists primarily of: 1) the interest income from cash and short-term deposits with banks, providing loans to external parties; 2) the interest expenses for our Convertible Promissory Note, and Filecoin borrowed as initial pledge for Filecoin mining business.

The table below sets forth our interest (expenses)/income, net for the year ended December 31, 2023, 2022 and 2021:

	For the year Ended December 31,
	2023	2022	2021
Interest (expenses)/income, net:
Convertible note interest expenses (i)	(410,548)	—	—
Interest income from cash and short-term deposits	214,482	5,118	1,083
Interest expenses for Filecoin borrowed as initial pledge	(12,583)	—	—
Interest income from providing loans to external parties	12,594	—	—
Interest (expenses)/income, net	$(196,055)	$5,118	$1,083

(i)	Convertible note interest expenses

The Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). For the year ended December 31, 2023, the Company recognized $410,548 interest expenses for the Note.

The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

Pursuant to the Accounting Standards Update 2020-06, for convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. However, all entities that issue convertible instruments are affected by the amendments to the disclosure requirements in this Update. Under the amendments in Accounting Standards Update 2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. Therefore, when the Company received the convertible note financing of $9 million, we recognized the debt (note payable) of $9 million based on the principal and calculated interest according to the coupon interest agreed upon in the contract.

Financing costs

The table below sets forth our financing costs recognized in current expenses for the six months ended 2022 and 2023:

	For the year Ended December 31,
	2023	2022	2021
Financing costs:
Financial advisory fees for Unsecured Convertible Promissory Note	(450,000)	—	—
Total financing costs	$(450,000)	$—	$—

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of 5% of the financing amount to the financial advisor in 2023. No related costs occurred in the year ended December 31, 2022 and 2021.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently Issued and Adopted Accounting Pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 3 of the consolidated financial statements as of December 31, 2023.

Results of Operations

Results of Operations for the Year Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the year Ended December 31,		Variance in
	2023	2022	Amount
	(US$, except share and share related data)
Revenue	$445,928	$863,438	$(417,510)
Business consultation services	160,000	80,000	80,000
Distributed storage and computing services	285,928	783,438	(497,510)
Technical services	—	—	—
Cost of Revenue	$(1,424,312)	$(1,380,600)	$(43,712)
Business consultation services	(138,092)	(19,000)	(119,092)
Distributed storage and computing services	(1,286,220)	(1,361,600)	75,380
Technical services	—	—	—
Gross profit	$(978,384)	$(517,162)	$(461,222)
Sales and marketing	(449,900)	(35,000)	(414,900)
General and administrative	(2,515,291)	(2,156,063)	(359,228)
Provision for doubtful accounts	—	(3,138)	3,138
(Loss)/income on disposal of intangible assets	—	(29,968)	29,968
Impairment loss of property and equipment	(307,733)	—	(307,733)
Impairment loss of intangible assets	(4,248,085)	(3,144,053)	(1,104,032)
Operating loss from continuing operations	$(8,499,393)	$(5,885,384)	$(2,614,009)
Interest (expenses)/income, net	(196,055)	5,118	(201,173)
Financing costs	(450,000)	—	(450,000)
Other (expenses)/income, net	2,379	1,248	1,131
Loss on market price of short-term investment	(226,210)	—	(226,210)
Loss from selling short-term investments	(78,693)	—	(78,693)
Loss from disposal of subsidiaries	—	(4,664)	4,664
Loss before provision for income taxes	$(9,447,972)	$(5,883,682)	$(3,564,290)
Income tax benefits	90,776	248,711	(157,935)
Loss from continuing operations	$(9,357,196)	$(5,634,971)	$(3,722,225)
Loss from discontinued operations	—	—	—
Net loss	$(9,357,196)	$(5,634,971)	$(3,722,225)

Revenue

We generate revenues from business consultation services and distributed storage and computing services.

We generated total revenue on a consolidated basis in the amounts of $445,928 for the year ended December 31, 2023, and $863,438 for the year ended December 31, 2022.

Our revenues from business consultation services increased by $80,000, or 100%, to $160,000 for the year ended December 31, 2023 from $80,000 for the year ended December 31, 2022. This growth is mainly due to an increase in the number of our business consultation service clients for the year ended December 31, 2023.

Our revenues from distributed storage and computing services, or cryptocurrency mining business decreased by $497,510, or 63.5%, to $285,928 for the year ended December 31, 2023 from $783,438 for the year ended December 31, 2022. This decrease is mainly due to changes in the type of our cryptocurrency mining business for the year ended December 31, 2023. Our revenue for 2023 mainly came from the Filecoin physical mining business, which is relatively small in scale as of December 31, 2023, while our revenue for 2022 mainly came from the Bitcoin shared mining business in the first four months of 2022.

Cost of Revenue

We generated total cost of revenue on a consolidated basis in the amounts of $1,424,312 for the year ended December 31, 2023, and $1,380,600 for the year ended December 31, 2022.

The direct costs of the Company’s business consultation services included office space expenses, team salaries, travel expenses, printing fees, and the fees required to acquire clients. Our cost of revenues from business consultation services increased by $119,092, or 626.8%, to $138,092 for the year ended December 31, 2023 from $19,000 for the year ended December 31, 2022. This growth is mainly due to an increase in the number of our business consultation service clients and a significant increase in the number of personnel and labor costs for the year ended December 31, 2023.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software licensing costs of $93,438. The cost of Filecoin physical mining operations was recognized in 2022 in the amount of $69,816, including mining machine depreciation costs of $28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,791.

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. The cost of Bitcoin shared mining operations was recognized in 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, (loss)/income on disposal of intangible assets and impairment loss of intangible assets. Our total operating expenses were $7,521,009 and $5,368,222 for the year ended December 31, 2023 and 2022.

Our sales and marketing expenses increased by $414,900, or 1,185.4%, to $449,900 for the year ended December 31, 2023 from $35,000 for the year ended December 31, 2022. This growth is mainly due to an increase in the consulting and referral fees to search for and identify potential clients of our business consultation services, the referral fees to acquire a bank for digital banking business (although we did not ultimately complete the acquisition of the bank), and some business promotion expenses.

Our general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees. Our general and administrative expenses increased by $359,228, or 16.7%, to $2,515,291 for the year ended December 31, 2023 from $2,156,063 for the year ended December 31, 2022. Our general and administrative expenses for 2023 consisted primarily of $549,042 in employment costs, $1,271,174 in professional fees, and $695,076 in other office expenses. The total salaries and benefits for employees for 2022 are $1,374,839, with $816,444 paid in cash and $558,395 in stock. The total professional expenses for 2022 are $581,557, including $367,524 legal expenses. The total other office expenses are $199,667.

No losses from provision for doubtful accounts were recognized for 2023. Our losses from provision for doubtful accounts for 2022 were all due to other receivables that could not be collected.

No loss or income on disposal of intangible assets occured in 2023. In January 2022, we sold 1,000,000 USD Coins to finance our daily operations and generated a loss of $29,968 in 2022.

During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. We scrapped the machines and recognized an impairment loss of property and equipment of $307,734 for the year ended December 31, 2023. No impairment loss of property and equipment was recognized for the year ended December 31, 2022.

We estimated the fair values of the Filecoins based on the intraday low price of the Coinbase platform every day and recognized $303,276 impairment loss of Filecoins for the year ended December 31, 2023. As of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, with the amount of $3,944,809, to eliminate the potential significant uncertainty on the financial statements.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins, $26,957 impairment loss of Filecoins and $5,864 impairment loss of Tether USDs. We wrote off the original value of the $5,864 cryptocurrencies and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 cryptocurrencies was stored had gone out of business, we had been no longer able to withdraw the cryptocurrencies as of December 31, 2022. As of April 25, 2023, we had not been able to communicate effectively with the Sheyang County Public Security Bureau. The Sheyang County Public Security Bureau did not provide a written response to the appeal materials submitted by the Company in accordance with regulations. We had not been informed of any information that may prevent the Company from recovering these crypto assets out of control. Therefore, in our consolidated financial statements as of December 31, 2022, we did not recognize any impairment losses related to the loss of control over these crypto assets.

Interest (expenses)/income, net

Our interest (expenses)/income, net consists primarily of: 1) the interest income from cash and short-term deposits with banks, providing loans to external parties; 2) the interest expenses for our Convertible Promissory Note, and Filecoin borrowed as initial pledge for Filecoin mining business.

The table below sets forth our interest (expenses)/income, net for the year ended December 31, 2023 and 2022:

	For the year Ended December 31,
	2023	2022
Interest (expenses)/income, net:
Convertible note interest expenses	(410,548)	—
Interest income from cash and short-term deposits	214,482	5,118
Interest expenses for Filecoin borrowed as initial pledge	(12,583)	—
Interest income from providing loans to external parties	12,594	—
Interest (expenses)/income, net	$196,055	$5,118

Other (expenses)/income, net

Other income consists primarily of the gain generated from the government subsidies, rewards from banks. Other expenses consists primarily of the tax penalties. We recognized other (expenses)/income, net of $2,379 in 2023 and $1,248 in 2022.

Loss on market price of short-term investment

The loss on market price of short-term investment of $226,210 for the year ended December 31, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company as of December 31, 2023. No related gains or losses occurred in the year ended December 31, 2022.

Loss from selling short-term investments

The loss from selling short-term investments of $78,693 for the year ended December 31, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period. No related gains or losses occurred in the year ended December 31, 2022.

Loss from disposal of subsidiaries

No loss or income from disposal of subsidiaries occurred in 2023. Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the year ended December 31, 2022 recognized the loss from disposal of VIEs as $4,664.

Income tax expense/(benefits)

The reconciliations of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, and 25% applicable to the PRC operation to income tax benefit from continuing operations for the year ended December 31, 2023 and 2022 are as follows:

	For the year ended December 31, 2023
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Loss before income taxes	(2,662,392)	(45,346)	(496,006)	(121,212)	(2,837,327)
Income tax computed at applicable tax rates	(559,102)	(9,522)	(81,841)	(30,303)	(680,768)
Current losses unrecognized deferred income tax	559,102	—	—	30,303	589,405
Prior income tax expense recognized in current period	587	—	—	—	587
Income tax expenses/(benefits)	587	(9,522)	(81,841)	—	(90,776)

	For the year ended December 31, 2022
	US$	US$	US$	US$
	US	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	(1,485,445)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	(259,753)
Effect of different tax rates in different jurisdictions	451	—	—	451
Non-deductible expenses	—	—	785	785
Current losses unrecognized deferred income tax	—	—	43,478	43,478
Prior losses recognized deferred income tax in current period	—	(33,672)	—	(33,672)
Income tax expenses/(benefits)	2,294	(251,005)	—	(248,711)

Net loss

Our net loss was $9,357,196 for the year ended December 31, 2023 compared to $5,634,971 for the year ended December 31, 2022. Among them, our loss from continuing operations was $9,357,196 for the year ended December 31, 2023 compared to $5,634,971 for the year ended December 31, 2022.

Results of Operations for the Year Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the year Ended December 31,		Variance in
	2022	2021	Amount
	(US$, except share and share related data)
Revenue	$863,438	$670,171	$193,267
Business consultation services	80,000	—	80,000
Distributed storage and computing services	783,438	664,307	119,131
Technical services	—	5,864	(5,864)
Cost of Revenue	$(1,380,600)	$(702,679)	$(677,921)
Business consultation services	(19,000)	—	(19,000)
Distributed storage and computing services	(1,361,600)	(702,679)	(658,921)
Technical services	—	—	—
Gross profit	$(517,162)	$(32,508)	$(484,654)
Sales and marketing	(35,000)	—	(35,000)
General and administrative	(2,156,063)	(10,351,357)	8,195,294
Provision for doubtful accounts	(3,138)	(1,750,909)	1,747,771
(Loss)/income on disposal of intangible assets	(29,968)	121,020	(150,988)
Impairment loss of intangible assets	(3,144,053)	(1,292,568)	(1,851,485)
Impairment loss of goodwill	—	—	—
Operating loss from continuing operations	$(5,885,384)	$(13,306,322)	$7,420,938
Interest income, net	5,118	1,083	4,035
Financing costs	—	—	—
Other(expenses)/income, net	1,248	(143)	1,391
Loss on market price of short-term investment	—	—	—
Loss from selling short-term investments	—	—	—
Loss from disposal of subsidiaries	(4,664)	—	(4,664)
Loss before provision for income taxes	$(5,883,682)	$(13,305,382)	$7,421,700
Income tax benefits	248,711	—	248,711
Loss from continuing operations	$(5,634,971)	$(13,305,382)	$7,670,411
Loss from discontinued operations	—	(8,360,322)	8,360,322
Net loss	$(5,634,971)	$(21,665,704)	$16,030,733

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

Due to the change of the management and business team in 2021, the original business contract was discontinued, resulting in the blockchain technical services revenue of only $128,207 for the year ended December 31, 2021, of which $122,343 revenue generated by the VIE entities subject to divestment is shown as Loss/income from discontinued operations in the consolidated income statement, and $5,864 is shown as Revenue in the consolidated income statement. We earned 11.75513345 Bitcoins through our participation in Bitcoin shared mining and recognized revenue of $664,307 based on the daily market price at the time the Bitcoins were acquired for the year ended December 31, 2021.

Cost of Revenue

We generated total cost of Revenue on a consolidated basis in the amounts of $1,380,600 for the year ended December 31, 2022, and $702,679 for the year ended December 31, 2021.

We did not generate any blockchain technical services revenue in 2022, nor did we incur any technical services costs. The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. The cost of Bitcoin shared mining operations was recognized in 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity. The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in 2022 in the amount of $69,816, including mining machine depreciation costs of $28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,791. The cost of consultation services consists primarily of payroll of the consultation project team. We generated $19,000 of the cost of consultation services in 2022.

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

We paid $35,000 to a client’s referral agent for our consultation services business and we recognized it as sales and marketing expenses in the consolidated statements of operations for the year ended December 31, 2022. We did not generate any sales and marketing expenses directly for our main business in 2021.

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

We restructured the board of directors in May 2022 and again in October 2022, and our management had undergone significant changes. The total salaries and benefits for employees for 2022 are $1,374,839, with $816,444 paid in cash and $558,395 in stock. The total professional expenses for 2022 are $581,557, including $367,524 legal expenses. The total other office expenses are $199,667. In 2021, due to the changes in our core management and business teams, many employees participating in our stock incentive plan were allowed to accelerate the vesting of their shares that have not yet reached the vesting period. Combined with the impact of the implementation of the additional stock incentive plan in 2021, our stock incentive expenses recognized in 2021 were $8,349,862. In addition, as a result of these changes, our professional expenses such as lawyers and financial consultants were $1,156,125 in 2021. The total general and administrative expenses of 2021 were $10,351,357.

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

Loss from disposal of subsidiaries

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022. The financial statements of the Company for the year ended December 31, 2022 recognized the loss from disposal of VIEs as $4,664. No disposal of subsidiaries occurred in 2021.

Interest Income, net

Our interest income consists primarily of the interest income from our cash and short-term deposits with banks and compensation received for payments we made on behalf of the divested business. We generated $5,118 interest income in 2022 and $1,083 interest income in 2021. We did not incur borrowing interest expenses in 2021 and 2022.

Other(expenses)/income

Other income consists primarily of the gain generated from the government subsidies. We generated $1,248 other income in 2022 and $143 other expenses in 2021.

Income tax expense/(benefits)

The reconciliations of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation and 17% applicable to the Singapore operation to income tax benefit from continuing operations for 2022 and 2021 are as follows:

	For the year ended December 31, 2021
	US$	US$	US$	US$
	US	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	(1,485,445)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	(259,753)
Effect of different tax rates in different jurisdictions	451	—	—	451
Non-deductible expenses	—	—	785	785
Current losses unrecognized deferred income tax	—	—	43,478	43,478
Prior losses recognized deferred income tax in current period	—	(33,672)	—	(33,672)
Income tax expenses/(benefits)	2,294	(251,005)	—	(248,711)

	For the year ended December 31, 2021
	US$	US$	US$	US$
	Hong Kong	PRC	Singapore	Consolidated
Income/(Loss) before income taxes	(202,316)	(1,341,425)	(9,187)	(1,552,928)
Income tax computed at applicable tax rates	(33,382)	(335,356)	(1,562)	(370,300)
Non-deductible expenses	27,040	267,891		294,931
Current losses unrecognized deferred income tax	6,342	67,465	1,562	75,369
Income tax expenses/(benefits)	—	—	—	—

On July 15, 2022, the Company incorporated Mercurity Fintech Technology Holding Inc. in New York, which plans to develop consultation services. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to the company in the year ended December 31, 2022 is 6.5%, and $570 income taxes was credited to the Company. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to the company in the year ended December 31, 2022 is 21%, and $1,724 income taxes was credited to the Company.

We will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of our business consultation services business in the Asia-Pacific region. Ucon Capital (HK) Limited, our Hong Kong subsidiary, will be one of the important business subjects and generate profits in the future, and Hong Kong tax law does not stipulate the period for carrying forward uncovered losses, so our financial statements recognized deferred income tax assets for the uncovered losses from Ucon Capital (HK) Limited in the year ended December 31, 2022.

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

Net loss

Our net loss was $21,665,704 for the year ended December 31, 2021 compared to $5,634,971 for the year ended December 31, 2022. Among them, our loss from continuing operations was $13,305,382 for the year ended December 31, 2021 compared to $5,634,971 for the year ended December 31, 2022, our loss from discontinued operations was $8,360,322 for the year ended December 31, 2021 compared to $ nil for the year ended December 31, 2022.

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

We had $440,636, $7,537,874 (including $91,000 security deposits frozen in our bank account) and $16,208,949 (including $91,000 security deposits frozen in our bank account) in cash and cash equivalents as of December 31, 2021, 2022 and 2023, respectively.

We had $ $2,319,247 in short-term Investments as of December 31, 2023, including six-month Certificate of Deposits of

$1,624,191, ETF of $594,492, and Common Stocks of $100,564, all of which are with a high liquidity.

Our net losses were $21,665,704, $5,634,971 and $9,357,196 for the year ended December 31, 2021, 2022 and 2023, respectively, and our net cash used in operating activities were $1,411,029, $1,551,357 and $2,789,415 in 2021, 2022 and 2023, respectively.

On September 8, 2021, we issued 571,428,570 ordinary shares to three investors through private placement for 105.2385 Bitcoins with a market value of $5 million.

On October 19, 2021, we issued 571,428,570 ordinary shares to three investors through private placement for 5,000,000.00 USD Coins with a market value of approximately $5 million.

On November 21, 2022, we issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of $3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, we issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of $5 million.

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

On November 30, 2023, the Company priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, for the gross proceeds of $6 million. The Company intends to utilize the net proceeds derived from the PIPE for general working capital purposes, enhancing its human capital and business development. The PIPE financing proceeds were received on December 4, 2023.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
		(as restated)
		(in US$)
Net cash used in operating activities	(2,789,415)	(1,551,357)	(1,411,029)
Net cash (used in)/provided by investing activities	(7,839,004)	936,712	—
Net cash provided by financing activities	19,300,000	7,720,425	1,676,203
Effect of exchange rate changes	(505)	(8,543)	3,356
Increase/(decrease) in cash and cash equivalents	8,671,076	7,097,237	268,530
Cash at the beginning of the period	7,537,873	440,636	174,783
Cash at the end of the period	16,208,949	7,537,873	443,313

Note: We have amended and restated our consolidated statement of cash flows for the financial year ended December 31, 2022, by reclassifying the net cash provided by disposal of digital assets from operating activities to investment activities. Please refer to our consolidated statement of cash flows for the financial year ended December 31, 2022 at page F-12 of this annual report, and Note 2 at page F-15 of this annual report.

Net cash used in operating activities

Net cash used in operating activities was $2,789,415 for the year ended December 31, 2023, all from continuing operations. The net cash used in continuing operations was primarily due to: 1) Net loss from continuing operations of $2,721,580 after excluding impairment loss of intangible assets, depreciation of fixed assets and amortization of intangible assets, loss from selling short-term investments, exchange gains and losses, loss on market price of short-term investment, and expenses included in financing activities; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of $285,928, an increase in prepaid expenses and other current assets and right-of-use assets of $50,050, an increase in accounts payable, advance from customers and accrued expenses and other current liabilities and lease liabilities of $168,043.

Net cash used in operating activities was $1,551,357 for the year ended December 31, 2022, all from continuing operations. The net cash used in continuing operations was primarily due to:1) Net loss from continuing operations of $1,842,485 after excluding provision for doubtful accounts, impairment loss of intangible assets, stock-based compensation, loss from disposal of intangible assets, loss from disposal of subsidiaries, depreciation and amortization and other (expenses)/income those non-cash items; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of $783,438, an increase in prepaid expenses and other current assets and right-of-use assets of $156,226, an increase in accounts payable, advance from customers and accrued expenses and other current liabilities and lease liabilities of $918,340.

Net cash used in operating activities was $1,411,029 for the year ended December 31, 2021, reflecting a combination of net cash used in continuing operations of $1,024,252. The net cash used in continuing operations was primarily due to:1) Net loss from continuing operations of $1,912,043 after excluding provision for doubtful accounts, impairment loss of intangible assets, stock-based compensation, and loss from disposal of intangible assets; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of $664,307, disposal of digital assets of $325,987, digital assets received as payment of $5,864, digital assets used to pay expenses of $2,141,375, a decrease in accounts receivable and prepaid expenses of $724,971, a decrease in accrued expenses and other current liabilities of $184,429.

Net cash (used in)/provided by investing activities

Net cash used in investing activities was $5,660,208 for the year ended December 31, 2023, which was primarily attributable to: Cash from selling short-term investments of $3,434,764, Received short-term investment interest and dividends of $48,089, Cash paid for short-term investments of $8,038,049, Cash paid for long-term equity investments of $160,000, Payments for purchasing fixed assets of $3,003,808, and Prepayments for acquisition of $120,000.

Net cash provided by investing activities was $936,712 for the year ended December 31, 2022, which was attributable to Cash from disposal of digital assets of $968,934, payments for purchasing fixed assets of $7,222, and Loan payment to affiliate person of $25,000.

Net cash provided by investing activities was nil for the year ended December 31, 2021.

Net cash provided by financing activities

Net cash provided by financing activities was $19,300,000 for the year ended December 31, 2023, representing cash provided by private placement of $11 million, provided by convertible notes of $ 9 million, and used in paying related financial advisory fees of

$700,000.

Net cash provided by financing activities was $7,720,425 for the year ended December 31, 2022, representing cash provided by private placement of $7.9 million, borrowings of $400,000 and used in paying for debt of $579,875.

Net cash provided by financing activities of continuing operations was $1,555,784 for the year ended December 31, 2021, representing cash provided by private placement of $713,082, borrowings of $935,793 and used in paying for debt of $93,091. Net cash provided by financing activities of discontinued operations was $120,419.

Capital Expenditures

On January 10, 2023, the Company entered into an asset purchase agreement (the “Original Contract”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million. On May 31, 2023, the Company and Jinhe entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As of December 31, 2023, the Company has paid the seller $3 million US dollars. On March 10, 2024, the Company and Jinhe entered into a Cancellation Agreement, which cancelled and terminated the Original Contract and the amendment in its entirety, the prepayment of $3 million US dollars from the Company to Jinhe will be refunded to the Company soon.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to further solidify us as a pioneer in the creation of the Web3 framework. The assessed value of the Web3 decentralized storage infrastructure is $5,982,900. In addition, the Company also received 104646.5806 filecoins from Huangtong International Co., Ltd. for free. On December 20, 2022, the assets began to be used for Filecoin mining operations.

We did not have capital expenditures for the year ended December 31, 2021.

Inflation

Since our inception, inflation in the PRC has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 0.9%, 3.7% and , respectively.

From the second half of 2022, the United States becomes one of our main locations of operations. According to the U.S. Bureau of Labor Statistics, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 7% and 6.4%, and 3.2%, respectively.

Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

C.	Research and Development

Please refer to “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

In late February 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation conducted by Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly took away the safe belonged to the Company that stored the digital asset hardware cold wallet, and forcibly opened the safe by destroying the lock thereto and seized the digital asset hardware cold wallet and all cryptocurrencies stored therein.

The book value of the Bitcoins and USD Coins stored in the out-of-control wallet was $3,944,808 on December 31, 2022, and we verified that Bitcoins and USD Coins with a book value of $3,469,762 as of December 31, 2022 stored in the out-of-control wallet had been transferred to another unknown wallet.

The Company’s PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the PRC’s Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, we and Deheng had not received any definitive response from the Public Security Bureau.

On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu’s case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu’s case without any evidence and because Wei Zhu’s case is still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets.

According to the legal opinion issued by Deheng, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, and the seizure of the Company’s cryptocurrencies by Sheyang Public Security Bureau is improper. If Sheyang Public Security Bureau does not release the Company’s seized cryptocurrencies, they should issue a written decision in accordance with applicable laws and regulations.

On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau of Sheyang County according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”).

On October 12, 2023, the Company submitted the “Application for State Compensation” to the Public Security Bureau of Sheyang County. At the same time, the Company filed a complaint and submitted the “Information and Supervision Application” with Public Security Bureau of Yancheng City (the superior department of Public Security Bureau of Sheyang County), urging the Public Security Bureau of Yancheng City to compel the Public Security Bureau of Sheyang County to make a decision as to the seized digital currencies. On November 22, 2023, the Company received a response from the Public Security Bureau of Sheyang County, rejecting the Company’s “Application for State Compensation”. The Public Security Bureau of Sheyang County claimed that the criminal responsibility for the relevant case has not been terminated, and the Company should submit the “Application for State Compensation” after the criminal responsibility for the relevant case has been terminated. In view of the response from the Public Security Bureau of Sheyang County, the Company submitted the administrative reconsideration by mail to the Public Security Bureau of Yancheng City, the higher-level organ of the Public Security Bureau of Sheyang County, on December 19, 2023.

On February 4, 2024, the Yancheng Public Security Bureau replied to us with a “Criminal Compensation Review Decision”, supporting the actions of the Sheyang County Public Security Bureau and rejecting the Company’s national compensation application. Yancheng Public Security Bureau also believes that because they suspect that the crypto assets owned by the Company may be related to the suspect of the case they are investigating, and the Company can only apply for the national compensation after the relevant case is ended. Therefore, in accordance with the national compensation procedure, the Company mailed the relevant materials to the National Compensation Commission of Yancheng Intermediate People’s Court on March 1, 2024, and applied to the National Compensation Commission of Yancheng Intermediate People’s Court for a compensation decision.

As of now, the Company is still attempting to recover those lost crypto assets through administrative appeals.

As of December 31, 2022, the Company’s net assets were $16,828,864, of which cash and cash equivalents accounted for 44% and the Bitcoins and USD Coins out-of-control accounted for 23%. As of December 31, 2023, the Company’s net assets were $17,832,767, of which cash and cash equivalents accounted for 90%, and the Bitcoins and USD Coins out-of-control were fully recognized impairment losses to eliminate the potential significant uncertainty on the financial statements.

After the Wei Zhu incident, the Company’s board of directors and management underwent significant changes in 2022. From March 2022 to April 2023, the new management made significant adjustments to the Company’s business strategy and development focus.

After the adjustment of our business strategies, the focus of our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed storage and computing services and business consultation services business in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates and only after obtaining FINRA approval, Chaince Securities to operate our financial advisory services and online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

a)	From July 2022, we have designated business consultation services as one of our main businesses.

In July 2022, we added business consultation services as one of our main businesses going forward, providing business consulting services and digital payment solutions to global corporate clients, especially those in the blockchain industry, and continued our planned expansion into online and traditional brokerage services. We incorporated MFH Tech to develop distributed computing and storage services (including cryptocurrency mining and providing cloud storage services for decentralized platform operators) and business consultation services. We expect the Company to get more clients in the consultation services business in the next two years, thereby generating more revenue, and the proportion of the revenue from consultation services to total revenue will gradually increase.

b)	From December 2022, we started our Filecoin mining business, and we have decided not to expand the scale of our crypto assets mining business to avoid related industry risks.

In the first half of 2022, the Company’s revenue came entirely from the Bitcoin shared mining business, which began in October 2021 and ended in April 2022. During the same period, the Wei Zhu incident caused the Company to temporarily lose control of most of its cryptocurrencies, and the Company’s daily operations also faced temporary difficulties, resulting in the Company’s original expansion plan for cryptocurrency mining business not being implemented. The revenue from Bitcoin shared mining business in 2022 accounted for 90.7% of the total revenue. Going forward, we currently have no plans to resume Bitcoin mining business.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage. The Company has used Origin Storage’s technology to repackage the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services.

In January 2024, we repackaged our Web3 decentralized storage infrastructure for Filecoin mining using new technology provided by Origin Storage and began running two new Filecoin mining nodes. As of the date of this annual report, the effective storage capacity of our two new Filecoin mining nodes has reached 64PiB, exceeding our original target storage capacity of 60.4PiB, and only takes up

6.4PiB of the original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure. In other words, the effective storage capacity of the Company can be magnified tenfold with Origin Storage’s technologies.

We expect that the revenue from distributed computing and storage services (including Filecoin mining and providing cloud storage services to other decentralized platform operators) will become the main source of revenue in 2024, although our consultation business will continue to grow.

c)	We have decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets or business nor employees. Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, although we have the ability to quickly reorganize the blockchain technical service team, we have decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform in the next two years.

d)	We have decided to increase the financial advisory services, online and traditional brokerage services as one of our future main businesses.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, for which we plan to develop financial advisory services, online and traditional brokerage services independently in the future, but only after we obtain the required FINRA approval. We expect the financial advisory, online, and traditional brokerage services to become one of the Company’s main businesses by 2024.

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

We classify the cryptocurrencies the Company hold as indefinite-lived intangible assets.

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost less impairment. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350- 30-35-19 call for us to consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We estimated the fair values of the Filecoins based on the intraday low price of the Coinbase platform every day, and we recognized $303,276 impairment loss of intangible assets for the year ended December 31, 2023. As of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, to eliminate the potential significant uncertainty on the financial statements. The amount of the impairment of the crypto assets out of control (all of the Company’s Bitcoins and USD Coins) for the year ended December 31, 2023 was $3,944,809.

We estimated the fair values of the cryptocurrencies based on the intraday low price of the Feixiaohao platform every day, and we recognized $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022. As of April 25, 2023, we had not been able to communicate effectively with the Sheyang County Public Security Bureau. The Sheyang County Public Security Bureau did not provide a written response to the appeal materials submitted by the Company in accordance with regulations. We had not been informed of any information that may prevent the Company from recovering these crypto assets out of control. Therefore, in our consolidated financial statements as of December 31, 2022, we did not recognize any impairment losses related to the loss of control over these crypto assets.

We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 in the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report

Directors and Executive Officers	Age	Position/Title
Shi Qiu	33	Chief Executive Officer and Director
Alan Curtis	81	Chairperson of the Board of Directors and Independent Director
Daniel Kelly Kennedy	40	Director
Qian Sun	36	Chief Operating Officer and Director
Hui Cheng	32	Independent Director
Cong Huang	42	Independent Director
Yukuan Zhang	36	Chief Financial Officer

Mr. Shi Qiu, age 33, is an entrepreneur with extensive experience in corporate management and business innovation in various industries, such as the media, fintech, and blockchain industries. From September 2015 to May 2018, Mr. Qiu co-founded and served as a Vice President of Newstyle Media Group, which received strategic investments from certain well-known technology companies in the PRC. Newstyle Media Group produced a popular Asian TV series “The Untamed,” which is currently available worldwide on the online streaming platform Netflix. From June 2018 to October 2018, Mr. Qiu served as the Head of Blockchain Business of North Mining Limited. Mr. Qiu then served as the Vice-General Manager of Ningbo Saimeinuo Supply Chain Management Ltd. from November 2018 until 2021. From November 2021 until November 2022, Mr. Qiu served as the Chief Technology Officer (the “CTO”) of Singularity Future Technology (NASDAQ:SGLY). Mr. Qiu received a Bachelor’s Degree in Risk Management and Actuary from Zhejiang University and a Master’s Degree in Government Management and Public Policy from Tsinghua University. Since May 2022, Mr. Qiu has served as the Chief Executive Officer and Director of the Company.

Mr. Alan Curtis, age 81, is an American public policy expert. Mr. Curtis served as a public safety advisor to Presidents Lyndon B. Johnson and Jimmy Carter. Since 1968, Mr. Curtis has served on the National Advisory Commission on Civil Disorders, known as the Kerner Commission. In 1969, Mr. Curtis was appointed as an Assistant Director of Crimes of Violence task force on President Lyndon B. Johnson’s National Commission on the Causes and Prevention of Violence. Between 1977 and 1981, Mr. Curtis served as Executive Director of President Jimmy Carter’s Urban and Regional Policy Group and as an Urban Policy Advisor to the Secretary of Housing and Urban Development. In 1981, Mr. Curtis was named as Founding President and Chief Executive Officer of the Milton S. Eisenhower Foundation, which identifies, funds, evaluates, and builds evidence-based programs for disadvantaged American youth and families. In 2018, Mr. Curtis published a book titled Healing Our Divided Society: Investing in America Fifty Years after the Kerner Report, and Mr. Curtis proposed evidence-based policies for employment, education, housing, community development, and criminal justice. Mr. Curtis holds an A.B. in Economics from Harvard, a M.Sc. in Economics from the University of London and a Ph.D. in Criminology and Urban Policy from the University of Pennsylvania. Since November 2022, Mr. Alan Curtis has served as the Chairperson of the Board of Directors of the Company.

Mr. Daniel Kelly Kennedy, age 40, is an educator, writer and inspirational leader in international business and entrepreneurship. From August 2015 to August 2016, Mr. Kennedy was an Academic English Professor at Moraine Park Technical College in Beaver Dam, Wisconsin. From August 2016 to August 2017, Mr. Kennedy was an International Business/Social Media Coordinator at Mozaik Education in Szeged, Hungary. From September 2017 to May 2018, Mr. Kennedy worked as a Yoga/Meditation teacher at the Lodge at Woodloch in Hawley, Pennsylvania. From August 2020 to July 2022, Mr. Kennedy worked as an Academic English Professor at Campus Education in New York City. From June 2021 to the present, Mr. Kennedy has been a Columnist for “Entrepreneur Magazine” in New York City. Mr. Kennedy has been writing and publishing articles on various subject ranging from finance to life style. From June 2022 to October 2022, Mr. Kennedy worked at BIT Mining, a leading publicly traded cryptocurrency mining company, as a Marketing Manager responsible for managing social media, public relations, investor relations and maintaining a professional and intelligent public image. Mr. Kennedy holds a bachelor’s degree in history and a Master’s degree in Education from King’s College in Pennsylvania. Since November 2022, Mr. Daniel Kelly Kennedy has served as a Director of the Company.

Ms. Qian Sun, age 36, has more than 10 years of experience in corporate management and industrial investment. In 2010, Ms. Sun joined Shenzhen Worldunion Group (SZ:002285), a publically traded real estate services company in China, as a Project Planner in Northern China, responsible for the project planning and marketing in Northern China. Thereafter, from 2012 to 2017, Ms. Sun worked at Bei Hui United Education, an online education company, as an Assistant to the Chairman and Operation Director respectively, responsible for the development of the company’s curriculum and daily operation management. From 2017 to 2020, Ms. Sun worked at Blockchainer, a blockchain consulting and incubation platform company, as a Partner responsible for providing one-stop consulting and incubation services in the blockchain field. From 2020 to 2022, Ms. Sun worked at Consensus Labs, a leading blockchain investment and research firm, as a Partner responsible for industry research and post-investment management. Ms. Sun holds a bachelor’s degree in Management from Beijing Normal University. Since November 2022, Ms. Qian Sun has served as a Director and Chief Operating Officer of the Company.

Mr. Hui Cheng, age 32, is an entrepreneur in the Internet and financial technology industry. From 2016 to 2018, Mr. Cheng worked at IDG Capital, a venture capital investment firm, as an Investment Associate. From 2018 to 2019, Mr. Cheng worked at Qudian Group (NYSE:QD), a financial technology service company in China, as a Special Assistant to the Chief Executive Officer, responsible for business globalization. From 2019 to 2022, Mr. Cheng worked for Kuaishou Technology (SEHK:01024), a live streaming services and online marketing services provider, responsible for Kuaishou Technology’s global operation, including marketing and localization operations in Latin America and Southeast Asia. Mr. Cheng holds a Bachelor of Science and a Master of Science in Management from Tsinghua University. Since November 2022, Mr. Hui Cheng has served as a Director of the Company.

Mr. Cong Huang, age 42, is a renowned researcher and entrepreneur in financial technology innovation. After receiving the PhD degree in Statistics from Yale University, he worked at Columbia University as an Assistant Professor in the Statistics Department, conducting research focused on algorithms and implementations in data mining. After a period of time, he decided to leave campus to develop his career in financial innovation and technology. At Goldman Sachs (GS), he played a pivotal role in developing various new models and algorithms to improve the speed and accuracy of options pricing methods. At McKinsey & Company, he helped financial institutions implement strategic innovation and transformation initiatives. As a founding member of PingAn Lufax (Nasdaq: LU), he led the Innovative Product Department and developed numerous retail loan products from zero, which have been widely used for reference by Internet finance industry. As the CEO of Xiaoying Tech (Nasdaq: XYF), one of the top finance companies in China, he set up the management and operations structure to lift the trading volume from RMB100 million per month to RMB3 billion per month in two years. Meanwhile, Mr. Cong Huang is the founder and CEO of Weiyan Tech, a leading AI company that provides risk-control and marketing solutions for financial institutions. Mr Huang has Bachelor’s degree in Mathematics from the University of Science & Technology of China and a PhD degree from Yale University. Since March 2021, Mr. Cong Huang has served as an Independent Director of the Company.

Yukuan Zhang, age 36, has more than 10 years of experience in audit, consulting, investment, financing, and enterprise management. In 2012, Mr. Zhang worked as a settlement specialist in the Settlement Management Center of Suning Group (SZ002024). From January 2013 to August 2013, Mr. Zhang worked at Shanghui Accounting Firm as an auditor. From October 2013 to August 2015, Mr. Zhang worked at Beijing Daotong Fangyuan Certified Public Accountants as a manager. From October 2015 to April 2019, Mr. Zhang worked at Beijing Xinghua Certified Public Accountants as a senior manager, responsible for audits of Chinese companies in various sectors, such as culture and media, manufacturing, internet, software services, tourism, real estate, education, and catering. From May 2019 to February 2020, Mr. Zhang served as a senior manager at Tianjiu Happiness Holding Group Co., Ltd., a business incubation group. From March 2020 to June 2021, Mr. Zhang served as the Chief Financial Officer at Beijing Swish Technology Co., Ltd., an internet e-commerce platform company. From July 2021 until November 13, 2022, Mr. Zhang served as the Chief Accountant of the Company and has served as Chief Financial Officer of the Company since November 2022. Mr. Zhang obtained a Bachelor’s degree in Management with a major in Accounting from Harbin University of Commerce. Mr. Zhang was certified as a Certified Public Accountant in China in 2015.

There are no family relationship between any of the persons named above. There were no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of $167,000 in cash and shares of the Company as salaries and fees to our former and current independent directors and an aggregate of $185,776 in cash as salaries and fees to our current executives. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

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

	Ordinary shares underlying
	options awarded/Restricted		Exercise price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	210,060,000	(1)	—	from 2011/2/1 to 2021/1/25	from 2018/9/1 to 2031/1/24
Other directors and officers as a group	56,700,000	(1)	—	from 2011/2/1 to 2021/1/3	from 2030/7/9 to 2031/1/2

*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under the 2020 Plan.

	Ordinary shares underlying
	options awarded/Restricted		Exercise price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	93,600,000	(1)	—	from 2021/1/3 to 2021/4/30	from 2031/1/2 to 2031/4/29
Executive officers	37,008,000	(1)	—	2020/11/24	2030/11/23

*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted to our (current and former) executive officers, directors, and other individuals as a group under the 2021 Plan.

	Ordinary shares underlying
	options awarded/Restricted		Exercise price		Date of
Name	Share Units		(US$/share)	Date of grant	expiration
Other Individuals as a Group	10,800,000	(1)	—	2021/8/25	2031/8/23
Other directors and officers as a group	384,999,480	(1)	—	2021/8/25	2031/8/23

*	Less than one percent of our total outstanding share capital.
(1)	Restricted share units

There are no outstanding options and restricted share units granted under the 2022 Plan.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe certain fiduciary duties to our company, including duties of loyalty, to act honestly, and to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and, diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	issuing authorized but unissued shares;

●	declaring dividends and distributions;

●	exercising the borrowing powers of our company and mortgaging the property of our company;

●	approving the transfer of shares of our company, including the registering of such shares; and

●	exercising any other powers conferred by the shareholders’ meetings or under our fifth amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We have six directors on our board, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect or appoint any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors.

Any director appointed by the board of directors to fill a casual vacancy shall hold office for the remaining term of the director in whose place he is appointed and shall be eligible for re-election at the expiry of the said term.

Grounds for Vacating a Director

The office of a director shall be vacated if the director:

●	resigns his office by notice in writing delivered to us or tendered at a meeting of the board of directors;

●	becomes of unsound mind or dies;

●	without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated;

●	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

●	is prohibited by law from being a director; or

●	ceases to be a director by virtue of any provisions of Cayman Islands law or is removed from office pursuant to the fifth amended and restated articles of association.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Hui Cheng, Cong Huang, and Alan Curtis with Hui Cheng as Chair of the audit committee, effective October 2, 2023. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Marketplace Rule 5605(a) and that Hui Cheng is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. Hui Cheng serves as the chairperson of the audit committee.

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

Compensation Committee

Our compensation committee consists of Alan Curtis, Cong Huang and Mr. Hui Cheng with Cong Huang as the Chair of the compensation committee, effective October 2, 2023. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Alan Curtis, Cong Huang and Hui Cheng with Hui Cheng as the Chair of the Nominating and Corporate Governance Committee, effective October 2, 2023. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

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

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our fifth amended and restated memorandum and articles of association.

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

The Board appointed Mr. Yukuan Zhang as the CFO for the Company, effective November 13, 2022. As of the date of this annual report, the current employment agreement (the “CFO Employment Agreement”) dated November 13, 2022 between Mr. Yukuan Zhang and the Company governs the terms and conditions of Mr. Yukuan Zhang’s employment, which is substantially in the form filed herein as Exhibit 10.3. Pursuant to the CFO Employment Agreement, we agreed to employ Mr. Yukuan Zhang as the CFO for a monthly base salary of RMB70,000, payable in U.S. Dollars based on the last 7 days average exchange rate of USD to CNY on the Financial Reserve Website. During the employment, Mr. Yukuan Zhang shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Mr. Yukuan Zhang may terminate the CFO Employment Agreement for cause, at any time, with one-month notice.

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

D. Employees

As of December 31, 2023, we had a total of 9 employees, consisting of three executives, three staff members in the business consultation services business, and three staff members in other functions. We had a total of 9 employees as of December 31, 2022 and 13 employees as of December 31, 2021.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 12, 2024 (unless otherwise indicated) by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days of April 12, 2024, the latest practicable date. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

The total number of ordinary shares issued and outstanding as of December 31, 2023 was 14,069,445,558 shares (pre-mandatory exchange and share consolidation). The Company issued the 4,545,454,546 ordinary shares (pre-mandatory exchange and share consolidation) to the investor upon receiving the $5 million from the investor on January 10, 2023.

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

The Board approved the transfer of the register of members of the Company from Maples Corporate Services Limited to VStock Transfer, LLC, which will act as the transfer agent of the Company’s ordinary shares, upon the suspension of the Company’s ADRs program and the commencement of trading the Company’s ordinary shares. The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended. As a result of the Mandatory Exchange and Share Consolidation, ADR holders should receive nine-tenths (0.9) of one (1) new ordinary share for every ADR held immediately before the Effective Date.

On February 28, 2023, the total number of ordinary shares issued and outstanding post the Share Consolidation and Mandatory Exchange was 46,538,116 shares. As of April 12, 2024, the total number of ordinary shares issued and outstanding is 60,819,897.

	Ordinary
	Shares
	Beneficially
	Owned	Percentage
	Number	(%)
Directors and Executive Officers*:
Shi Qiu	—	—
Alan Curtis	—	—
Daniel Kelly Kennedy	—	—
Sun Qian	—	—
Cheng Hui	—	—
Cong Huang	—	—
Yukuan Zhang	—	—
Principal Shareholders
Hanqi Li (1)	20,918,312	27.3%
Huangtong International Co., Ltd (2)	3,601,320	5.9%
Hexin Global Limited (3)	23,076,924	29.5%
Hailei Zhang (4)	9,120,000	13.5%
Hong Mei Zhou (5)	18,428,000	24.7%
Xin Rong Gan (6)	18,400,000	24.7%
Apollo Multi-Asset Growth Fund (7)	57,007,125	55.0%
Anyu International Limited (8)	8,000,000	12.0%
Quick Cash Technology Limited (9)	4,000,000	6.6%

*	The business address of the directors and officers is 1330 Avenue of Americas, Fl 33, New York, 10019, United States.

(1)	Hanqi Li held 5,229,579 ordinary shares and warrants which can be exercised to purchase up to 15,688,733 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 76,508,630 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 15,688,733 ordinary shares issuable upon full exercise of warrants held. The mailing address of Hanqi Li is Flat 35/F Tower 9, Grand Yoho, Yuen Long, Hong Kong.

(2)	Huangtong International Co., Ltd held 3,601,320 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 60,819,897 shares issued and outstanding as of April 12, 2024. The mailing address of Huangtong International Co., Ltd is Room 1603, Shui On Centre, Wan Chai, Hong Kong.
(3)	Hexin Global Limited held 5,769,231 ordinary shares and warrants which can be exercised to purchase up to 17,307,693 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 78,127,590 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 17,307,693 ordinary shares issuable upon full exercise of warrants held. The mailing address of Hexin Global Limited is 7/F, 15 Shelter Street, Causeway Bay, Hong Kong.
(4)	Hailei Zhang held 2,280,000 ordinary shares and warrants which can be exercised to purchase up to 6,840,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 67,659,897 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 6,840,000 ordinary shares issuable upon full exercise of warrants held. The mailing address of Hailei Zhang is Room 1410, Unit 2, New Inter First Block, Zhongxing Fifth Road, Daya Bay, Huizhou City, Guangdong Province, China.
(5)	Hong Mei Zhou held 4,607,000 ordinary shares and warrants which can be exercised to purchase up to 13,821,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 74,640,897 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 13,821,000 ordinary shares issuable upon full exercise of warrants held. The mailing address of Hong Mei Zhou is Building 6, State Veteran’s Institute, No. 26, Mengla Road, Jinghong, Xishuangbanna Dai Autonomous Prefecture, Yunnan Province, China.
(6)	Xin Rong Gan held 4,600,000 ordinary shares and warrants which can be exercised to purchase up to 13,800,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 74,619,897 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 13,800,000 ordinary shares issuable upon full exercise of warrants held. The mailing address of Xin Rong Gan is Room 2-204, Building 7, Jindaotian Jinzhou Garden, Luohu District, Shenzhen, Guangdong Province, China.
(7)	Apollo Multi-Asset Growth Fund held 14,251,781 ordinary shares and warrants which can be exercised to purchase up to 42,755,344 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 103,575,241 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 42,755,344 ordinary shares issuable upon full exercise of warrants held. The mailing address of Apollo Multi-Asset Growth Fund is Unit 1603, 16/F Tung Ning Building, 125-126 Connaught Road Central, Sheung Wan, Hong Kong.
(8)	Anyu International Limited held 2,000,000 ordinary shares and warrants which can be exercised to purchase up to 6,000,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 66,819,897 ordinary shares, being the sum of 60,819,897 shares issued and outstanding as of April 12, 2024 and 6,000,000 ordinary shares issuable upon full exercise of warrants held. The mailing address of Anyu International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(9)	Quick Cash Technology Limited held 4,000,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 60,819,897 shares issued and outstanding as of April 12, 2024. The mailing address of Quick Cash Technology Limited is Rm 4, 16/F, Ho King Comm Ctr, 2-16 Fayuen St, Mongkok Kowloon, Hong Kong.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, former shareholder of MFH
Zhiyou Wang	Former director of MFH’s affiliated companies, former shareholder of MFH
Radiance Holding (HK) Limited	Former shareholder of MFH
Wei Zheng	Director of MFH Tech
Ying Wang	Associated with Zhiyou Wang

a)	As of December 31, 2023 and 2022, the following balance was due from the related party:

Net Amount due from the related party

		As of December 31,	As of December 31,
		2023	2022
		US$	US$
Kaiming Hu	(i)	—	—
Wei Zheng	(ii)	—	25,000

i.	The receivable due from Mr. Kaiming Hu is $556,083 at the end of December 31, 2021, related to capital contribution. Due to the changes of the Company’s management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. The Company made full provision for doubtful accounts for this receivable at the end of 2021.

ii.	On September 10, 2022, Mercurity Fintech Technology Holding Inc. (“MFH Tech”), a subsidiary of the Company, provided a loan of US $25,000 to Mr. Wei Zheng with a term of one year. Mr. Wei Zheng serves as a director of our US subsidiary MFH Tech, and during 2023, this loan was converted into a reserve fund for the Company’s new business. Mr Wei Zheng had the right to continue holding and using the reserve fund. As of December 31, 2023, Mr Wei Zheng had offset the reserve fund balance with the Company’s business expenses advanced by him.

b)	As of December 31, 2023 and 2022, the following balance was due to the related party:

Net Amount due to the related party

		As of December 31, 2023	As of December 31, 2022
		US$	US$
Zhiyou Wang	(i)	243,219	238,168
Radiance Holding (HK) Limited	(ii)	273,000	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $243,219 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds. As of December 31, 2023, the Company has not yet repaid the loan due to the affiliated relationship between Zhiyou Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company. As of December 31, 2023, the Company has not yet repaid the loan due to the affiliated relationship between Radiance Holding (HK) Limited and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2023, the Company has not yet repaid the loan due to the affiliated relationship between Ying Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

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

Please also refer to certain updates on our crypto assets which were wrongfully seized in the section “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we will rely on dividends distributed by our US, Hong Kong and PRC subsidiaries. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

B. Significant Changes

In May 2022, we opened the US office in New York and moved our corporate headquarter from Shenzhen to New York.

On July 15, 2022, we incorporated Mercurity Fintech Technology Holding Inc.(the “MFH Tech”) in New York to develop distributed storage and computing services (including cryptocurrency mining) and business consultation services. We started business consultation services operation in New York since August 2022 and started Filecoin mining operations in the United States since December 2022.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business.

On April 12, 2023, we completed the incorporation of a U.S. subsidiary, Chaince Securities, Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer.

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan. Considering the increasing difficulty of mining in the crypto mining industry and the general losses by top crypto mining enterprises, we have decided to reduce the Company’s investment in the crypto mining field. Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, although we have the ability to quickly reorganize the blockchain technical service team, we have still decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

After the adjustment of our business strategies, the focuses of our respective operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed storage and computing services and business and business consultation services in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates with FINRA approval, Chaince Securities to operate our financial advisory services, online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Act (As Revised), of the Cayman Islands, which is referred to as the Companies Act below. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our fifth amended and restated memorandum and articles of association do not permit us to issue bearer shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to the fifth amended and restated articles of association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is required by the rules of NASDAQ or demanded, on or before the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by our board of directors. Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fifth amended and restated articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice in writing of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Transfer of Ordinary Shares

Subject to the restrictions contained in our fifth amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Share Repurchases

We are empowered under our fifth amended and restated memorandum of association to purchase our shares subject to the Companies Act and our fifth amended and restated articles of association. Our fifth amended and restated articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Act and, where applicable, the rules of the Nasdaq Capital Market and the applicable regulatory authority.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, special resolutions of our shareholders and our register of mortgages and charges). However, our fifth amended and restated articles of association provide our shareholders with the right to inspect our list of shareholders (on such days as our board of directors shall determine) and to receive annual audited financial statements.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act .

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors against costs, charges, losses, damages, and expenses which are incurred or sustained by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices of trusts, or in relation thereto, provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

In addition, directors of a Cayman Islands company must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board. Our fifth amended and restated memorandum and articles of association provides that a director with an interest (direct or indirect) in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he is or has become so interested.

A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our fifth amended and restated memorandum and articles of association and subject to any separate requirement for audit committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

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

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our fifth amended and restated articles of association, on the requisition of shareholders representing not less than 30% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fifth amended and restated articles of association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fifth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

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

Under the Companies Act of the Cayman Islands and our fifth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that we are unable to pay our debts as they become due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fifth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our fifth amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://mercurityfintech.com/annual-reports/. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and short-term investment. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

We are exposed to various types of market risks, including changes in foreign exchange rates, service prices and inflation in the normal course of business.

Market price risk of digital assets

The price of Filecoin has experienced significant fluctuations over its existence and may continue to fluctuate significantly in the future. The price of Filecoin has likewise experienced significant fluctuation over its existence since we started the Filecoin mining business in December 2022.

We expect our results of operations to continue to be affected by the Filecoin price as most of our revenue is from Filecoin mining production as of the date of this report. Any future significant reductions in the price of Filecoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Filecoin price will remain high enough to sustain our operation or that the Filecoin price will not decline significantly in the future. Furthermore, Filecoin price can have an immediate impact on the trading price of our Ordinary Shares even before our financial performance is affected, if at all. Various factors, mostly beyond our control, could impact the Filecoin price.

Foreign Exchange Risk

Our contractual agreements are primarily denominated in U.S. dollars, which serves as our functional currency for financial reporting. However, we incur certain operational expenses in the local currencies of the jurisdictions in which we operate, including Hong Kong and the PRC. Consequently, fluctuations in foreign currency exchange rates may impact our financial performance. Historically, foreign currency transaction gains and losses have not been material to our financial statements.

Interest Rate Risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Inflation risk

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. A high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our services do not increase proportionately with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a 1I) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a 15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective, due to the material weakness identified by us, which is described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, management identified the following material weakness:

● The Company did not adequately design and implement effective controls to ensure a high security of the Company’s hardware cold wallets for cryptocurrency assets.

● The Company did not adequately design and implement controls over the assessment of the appropriateness of its accounting policies regarding certain cryptocurrency transactions.

● The Company did not develop a detailed cryptocurrency investment strategy, which had resulted in a lack of specific operational standards for many internal controls related to crypto assets.

● The current scale of the Company’s business is relatively small, and the new businesses are still in the early stages. Certain team members of the Company are responsible for multiple functions, including accounting, business development and operations. Some of the holding company’s officers and employees also hold various positions at some of the Company’s subsidiaries.

● The Company’s financial management function is yet to be improved in various aspects, including but not limited to that: a) our supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) we lack a comprehensive and effective internal audit system, and c) we do not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to our current financial personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in any identified material misstatements to the financial statements, but resulted in revision of previously issued financial statements. Based on this material weaknesses, management concluded that at December 31, 2023, internal control over financial reporting was not effective.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our financial statements seriously.

Our management is responsible for its assessment of the effectiveness of internal controls over financial reporting and is committed to improving its controls related to the material weaknesses described above, such that these controls are designed, implemented, and operating effectively.

Following the identification of this material weakness described above, our management commenced implementation of a remediation plan. The remediation plan includes the following steps to improve our internal control over financial reporting:

● We are engaging a third-party specialist to assist our management to assess the appropriateness of its accounting policies regarding certain key business transactions to address significant risks.

● We are taking some improvements to strengthen our internal control over the asset management.

● We are providing additional appropriate U.S. GAAP accounting and financial reporting training for financial reporting and accounting personnel, especially training related to accounting policies and accounting estimates applicable to cryptocurrency business.

● We will further promote the independence of each business entity and function to improve the internal control system of the Group’s business structure. With the development of our business, we will continuously improve the organizational structure, enhance the functions of various departments, expand the workforce, and on this basis, improve the various internal control systems and processes of the Company.

● We will add an accounting manager in 2024, responsible for supervising accounting work, reviewing financial accounting content, and specifically responsible for preparing the Company’s financial statements, as well as assisting the CFO in the disclosure of financial reports. With the continuous expansion of the Company’s future business scale, we may recruit more financial personnel to meet more accounting and financial management needs.

● As the Company’s business develops, we will fill the role of the internal audit manager. The internal audit manager will be responsible for regularly evaluating the integrity of the Company’s internal controls, supervising the effective implementation of internal control systems, and reporting directly to the Audit Committee.

While we intend to fully address the material weakness and significant deficiency in our internal control over financial reporting by the end of 2024, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — We have failed to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely impacted.”

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

Changes in Internal Control over Financial Reporting

We have established our U.S. subsidiary Mercurity Fintech Technology Holding Inc. as one of our main business entities. Our business and management have undergone significant changes and are distributed in different regions such as New York, Hong Kong, and Shenzhen. We have designed and implemented new internal control processes and systems based on changes in the Company’s business and personnel. Except for the material weakness identified as of December 31, 2023, the remedial measures and except for the changes described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Hui Cheng, chairman of our audit committee, meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC and meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act.

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

	For the year Ended December 31,
	2023	2022	2021

Audit Fees	167,500	269,500	127,200
Audit-Related Fees	42,000	30,000	36,000
All Other Fees	18,600	—	20,000
Total	$228,100	$299,500	$183,200

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 27, 2023, we dismissed Shanghai Perfect C.P.A. Partnership as our independent registered public accounting firm. Effective from January 27, 2023, we appointed Onestop Assurance PAC, or Onestop, as our new independent registered public accounting firm. The change of our independent registered public accounting firm was previously filed and reported in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In July 2022, we were conclusively listed by the SEC as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor Shanghai Perfect C.P.A. Partnership, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021.

As of the date of this annual report and to the best of our knowledge, we note that:

1.	On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, on January 27, 2023, we dismissed Shanghai Perfect C.P.A. Partnership as our independent registered public accounting firm. Effective from January 27, 2023, we appointed Onestop Assurance PAC, or Onestop, as our new independent registered public accounting firm. Onestop is an independent public accounting firm headquartered in Singapore and registered with the PCAOB and is subject to U.S. laws pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor Onestop is subject to inspection by the PCAOB, the most recent inspection was in 2023. For these reasons, we do not expect to be identified as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act for future filings of our annual report on Form 20-F.

2.	No governmental entities in the PRC, the Cayman Islands, the British Virgin Islands, Hong Kong, Singapore or the United States owns any shares of our Company or any of our operating entities;

3.	No governmental entities in China (i.e., the applicable foreign jurisdiction with respect to Shanghai Perfect C.P.A. Partnership, our auditor for the financial years ended December 31, 2019, 2020 and 2021) has a controlling financial interest in our Company or any of our operating entities; and

4.	None of the members of the board of directors of our Company or our operating entities is an official of the Chinese Communist Party.

In addition, as of the date of this annual report, none of the currently effective memorandum and articles of association of our Company or any of our operating entities contains any wording from any charter of the Chinese Communist Party. See Exhibit 99.1 with regards to the certification by our chief executive officer on matters relating to Item 16I(a) of Form 20-F.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of the Company’s securities by insiders that are designed to promote compliance with applicable insider trading laws, rules and regulations. Please refer to Exhibit 11.2 of this Annual Report.

ITEM 16K. CYBERSECURITY

We understand the critical necessity of establishing robust cybersecurity measures to protect our information systems and ensure the confidentiality, integrity, and availability of our data. Our company has put in place policies and procedures to assess, identify, and manage cybersecurity risks effectively. We regularly evaluate potential threats to our information systems and conduct both scheduled and spontaneous assessments to identify vulnerabilities. Based on these assessments, we determine the need to enhance or adjust our safeguards to mitigate risks and address any existing gaps. The responsibility for overseeing this risk assessment and mitigation process lies with our IT leadership, who reports directly to our CEO.

To ensure the effectiveness of our safeguards, we continuously monitor and test them, while also providing training to our employees in collaboration with HR, IT, and management, fostering a company-wide culture of cybersecurity risk management. During the financial year ended December 31, 2023, we did not encounter any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Our board of directors holds the responsibility for monitoring and evaluating strategic risk exposure, including cybersecurity risks. They oversee this function both collectively and through the audit committee. Additionally, our executive management team regularly updates the Audit Committee on cybersecurity risks, with at least an annual frequency. Our cybersecurity coordinator, working closely with the IT team, assesses and manages cybersecurity risks, reporting directly to the CEO. This ensures that senior management remains well-informed about our cybersecurity posture and any potential risks facing the company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

1.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Description of Securities (incorporated by reference to exhibit 2.3 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Amended and Restated 2011 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S- 8 registration statement (File No. 333-206466) filed with the SEC on August 19, 2015)
4.2	2020 Share Incentive Plan (incorporated by reference to Exhibit 4.2 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.3	2021 Share Incentive Plan (incorporated by reference to exhibit 10.1 to our S- 8 registration statement (File No. 333-259774) filed with the SEC on September 24, 2021)
4.4	2022 Share Incentive Plan (incorporated by reference to exhibit 4.4 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.5	Share Purchase Agreement, dated as of September 2, 2021, by and between the Registrant and TEAO TECHNOLOGY CO., LIMITED, GUANRUI TECHNOLOGY CO., LIMITED and Xuan Ying Co., Ltd (incorporated by reference to Exhibit 4.7 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.6	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Newlight X Ltd. (incorporated by reference to Exhibit 4.9 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.7	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Castlewood Fintech Ltd. (incorporated by reference to Exhibit 4.10 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.8	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Brighton Fintech Ltd. (incorporated by reference to Exhibit 4.11 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.9	English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 10.1 to current report on Form 6-K filed with the SEC on February 7, 2022)
4.10	English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd. and the shareholders of Mercurity (Beijing) Technology Co., Ltd. (incorporated by reference to exhibit 10.2 to current report on Form 6-K filed with the SEC on February 7, 2022)
4.11	Promissory note in the principal amount of up to USD$5,000,000 dated June 13, 2022 (incorporated by reference to exhibit 4.1 to current report on Form 6-K filed with the SEC on June 17, 2022)
4.12	Share Purchase Agreement, dated as of November 11, 2022 (incorporated by reference to exhibit 4.12 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.13	Share Purchase Agreement, dated as of November 30, 2022 (incorporated by reference to exhibit 4.13 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.14	Asset Purchase Agreement, dated as of December 15, 2022 (incorporated by reference to exhibit 4.14 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.15	Share Purchase Agreement, dated as of December 23, 2022 (incorporated by reference to exhibit 4.15 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.16	Securities Purchase Agreement dated as of January 31, 2023, for the issuance of an Unsecured Convertible Promissory Note (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.17	The Chief Executive Officer Employment Agreement with Mercurity Fintech Holding Inc. (incorporated by reference to Exhibit 4.17 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.18	The Chief Operating Officer Employment Agreement with Mercurity Fintech Holding Inc. (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the SEC on October 18, 2022)
4.19*+	Filecoin Mining Service Contract between Mercurity Fintech Technology Holding Inc and Origin Storage Pte. Ltd. dated December 5, 2023.
8.1*	List of Subsidiaries of the Registrant
11.1	Revised Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to exhibit 99.1 of our current report on Form 6-K filed with the SEC on December 1, 2023)
99.1*	Certification by chief executive officer on matters relating to Item 16I(a) of Form 20-F
99.2*	Coinbase Prime Broker Agreement with Coinbase, Inc.

*	Filed herewith

**	Furnished herewith

+	Certain portions of this exhibit have been redacted because it is both not material and is the type of information that the Company treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of this exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mercurity Fintech Holding Inc.
(Registrant)

Date: April 22, 2024	By:	/s/ Shi Qiu
Shi Qiu
Chief Executive Officer

Date: April 22, 2024	By:	/s/ Yukuan Zhang
Yukuan Zhang
Chief Financial Officer

MERCURITY FINTECH HOLDING INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mercurity Fintech Holding Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years period ended December 31, 2021, 2022 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2021 and 2022 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2021 and 2022 financial statements have been restated to correct certain misstatements.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Going Concern

At December 31, 2023, the Company has incurred recurring operating losses of $9.4 million and negative cash flows from operating activities of $2.8 million and has an accumulated deficit of $677 million, which raise substantial doubt about its ability to continue as a going concern. Management plans to expand business and financial consultation services, financial advisory services and brokerage services and distributed storage and computing services.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the risk of bias in management’s judgement and assumptions in their determination.

Our principal audit procedures relating to the going concern:

● Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

● Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

● Review the relevant disclosures to the consolidated financial statements.

Impairment of Intangible Assets

As noted in Note 10 of the financial statements, the Company has recorded its digital currencies as intangible assets, with a carrying amount of $0.7 million. As of December 31, 2023, the Company has impaired its intangible assets by $4.2 million, which includes an impairment loss of $3.9 million incurred on December 31, 2023, for Bitcoin and USDC, both of which the Company no longer controls. The Company estimated the fair values of the Filecoin based on the intraday low prices daily and recognized an impairment loss of $0.3 million for the year ended December 31, 2023.

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

Legal Proceeding of Intangible Assets Stored in the Out-of -control Cold Wallets

As disclosed in Note 10 of the financial statements, the book value of Bitcoins and USD Coins stored in the Company’s out-of-control wallets as of December 31, 2023, which totaled $3.9 million, has been fully impaired. This is due to significant uncertainty regarding the recovery of these assets. As of the date of this report, the recovery proceedings have not yet concluded and the digital assets are held temporarily by the Public Security Bureau.

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

Singapore

April 22, 2024

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	December 31, 2023	December 31, 2022
ASSETS:
Current assets:
Cash and cash equivalents	5	16,117,949	7,446,664
Security deposit	6	33,700	33,909
Short-term investments	7	2,319,247	—
Interest receivable		12,594	—
Prepaid expenses and other current assets, net	8	5,212,285	10,925
Amounts due from related parties	20	—	25,000
Total current assets		$23,695,775	$7,516,498

Non-current assets:
Operating right-of-use assets, net	16	556,104	873,878
Property and equipment, net	9	4,758,279	5,961,173
Intangible assets, net	10	705,309	4,233,228
Security deposit	6	57,300	57,300
Prepayments for long-term asset	11	120,000	—
Long term equity investments	12	160,000	—
Deferred tax assets	17	342,369	251,005
Total non-current assets		$6,699,361	$11,376,584

TOTAL ASSETS		$30,395,136	$18,893,082

LIABILITIES AND SHAREHOLDER’S EQUITY:

Current liabilities:
Convertible Note	14	9,000,000	—
Interest payable	15	423,131	—
Accrued expenses and other current liabilities	13	1,588,562	236,490
Amounts due to related parties	20	916,219	923,596
Operating lease liabilities	16	352,178	269,675
Total current liabilities		$12,280,090	$1,429,761

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	December 31, 2023	December 31, 2022

LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):

Non-current liabilities:
Operating lease liabilities	16	282,279	634,457
Total non-current liabilities		$282,279	$634,457

TOTAL LIABILITIES		$12,562,369	$2,064,218

Commitments and contingencies	21

Shareholders’ equity:
Ordinary shares ($0.004 par value, 1,000,000,000 shares authorized as of December 31, 2023 and December 31, 2023, and 35,174,479 and 60,819,897 shares issued and outstanding as of December 31, 2022 and December 31, 2023, the above par value and number of shares as of December 31, 2022 have been restated based on the data after the share consolidation on February 28, 2023)	18	243,298	140,716
Additional paid-in capital		693,093,915	682,848,997
Accumulated deficit		(676,677,485)	(667,320,289)
Accumulated other comprehensive (loss)/income		1,173,039	1,159,440
Total shareholders’ equity		$17,832,767	$16,828,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$30,395,136	$18,893,082

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2023	2022	2021

Revenue:
Business consultation services		160,000	80,000	—
Distributed storage and computing services		285,928	783,438	664,307
Technical services		—	—	5,864
Total Revenue		$445,928	$863,438	$670,171

Cost of Revenue:
Business consultation services		(138,092)	(19,000)	—
Distributed storage and computing services		(1,286,220)	(1,361,600)	(702,679)
Total Cost of Revenue		$(1,424,312)	$(1,380,600)	$(702,679)
Gross loss		$(978,384)	$(517,162)	$(32,508)

Operating expenses:
Sales and marketing		(449,900)	(35,000)	—
General and administrative		(2,515,291)	(2,156,063)	(10,351,357)
Provision for doubtful accounts		—	(3,138)	(1,750,909)
(Loss)/income on disposal of intangible assets		—	(29,968)	121,020
Impairment loss of property and equipment	9	(307,733)	—	—
Impairment loss of intangible assets	10	(4,248,085)	(3,144,053)	(1,292,568)
Total operating expenses		$(7,521,009)	$(5,368,222)	$(13,273,814)
Operating loss from continuing operations		$(8,499,393)	$(5,885,384)	$(13,306,322)

Interest (expenses)/income, net		(196,055)	5,118	1,083
Financing costs		(450,000)	—	—
Other (expenses)/income, net		2,379	1,248	(143)
Loss on market price of short-term investment		(226,210)	—	—
Loss from selling short-term investments		(78,693)	—	—
Loss from disposal of subsidiaries		—	(4,664)	—
Loss before provision for income taxes		$(9,447,972)	$(5,883,682)	$(13,305,382)
Income tax benefits	17	90,776	248,711	—
Loss from continuing operations		$(9,357,196)	$(5,634,971)	$(13,305,382)

Discontinued operations:
Loss from discontinued operations		—	—	(8,360,322)
Net loss		$(9,357,196)	$(5,634,971)	$(21,665,704)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(9,357,196)	$(5,634,971)	$(21,665,704)

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2023	2022	2021
			( as restated )	( as restated )
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(9,357,196)	$(5,634,971)	$(21,665,704)
Continuing operations		(9,357,196)	(5,634,971)	(13,305,382)
Discontinued operations		—	—	(8,360,322)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	2	45,841,825	14,435,674	9,720,934
Weighted average shares used in calculating diluted net loss per ordinary share	2	45,841,825	14,435,674	9,720,934

Net Loss per ordinary share
Basic	2	(0.20)	(0.39)	(2.23)
Diluted	2	(0.20)	(0.39)	(2.23)
Net Loss per ordinary share from continuing operation
Basic	2	(0.20)	(0.39)	(1.37)
Diluted	2	(0.20)	(0.39)	(1.37)
Net Loss per ordinary share from discontinued operation
Basic	2	—	—	(0.86)
Diluted	2	—	—	(0.86)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2023	2022	2021
			( as restated )
Net loss		$(9,357,196)	$(5,634,971)	$(21,665,704)
Change in cumulative foreign currency trans adjustment		13,599	28,289	3,285
Change in disposal of subsidiaries		—	31,284	—
Comprehensive loss		$(9,343,597)	$(5,575,398)	$(21,662,419)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2023 ( as restated )	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864
Share-based compensation	20,000	80	61,920			62,000	62,000
Issuance of shares as a consideration for professional services	10,000	40	15,460			15,500	15,500
Issuance of shares in the private placement (Note 18)	25,615,418	102,462	10,167,538	—	—	10,270,000	10,270,000
Net loss	—	—	—	(9,357,196)	—	(9,357,196)	(9,357,196)
Foreign currency translation	—	—	—	—	13,599	13,599	13,599
Balance as of December 31, 2023	60,819,897	243,298	693,093,915	(676,677,485)	1,173,039	17,832,767	17,832,767

We have revised the number of ordinary shares amounts on January 1, 2023 to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2022 ( as restated )	12,345,655	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639
Share-based compensation ( as restated )	514,500	2,058	556,337	—	—	558,395	558,395
Issuance of shares as a consideration for acquisition ( as restated )	6,795,455	27,182	6,270,746	—	—	6,297,928	6,297,928
Issuance of shares in the private placement ( as restated )	15,518,869	62,075	7,838,225	—	—	7,900,300	7,900,300
Net loss ( as restated )	—	—	—	(5,634,971)	—	(5,634,971)	(5,634,971)
Foreign currency translation	—	—	—	—	28,289	28,289	28,289
Disposal of subsidiaries ( as restated )	—	—	—	—	31,284	31,284	31,284
Balance as of December 31, 2022 ( as restated )	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864

We have revised the number of ordinary shares amounts to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2021 ( as restated )	7,446,560	29,805	649,145,830	(640,019,614)	1,096,582	10,252,603	10,252,603
Share options exercised ( as restated )	9,007	36	13,058	—	—	13,094	13,094
Share-based compensation ( as restated )	1,507,945	6,032	8,343,830	—	—	8,349,862	8,349,862
Issuance of shares in the private placement ( as restated )	3,383,143	13,528	10,680,971	—	—	10,694,499	10,694,499
Net loss	—	—	—	(21,665,704)	—	(21,665,704)	(21,665,704)
Foreign currency translation	—	—	—	—	3,285	3,285	3,285
Balance as of December 31, 2021 ( as restated )	12,345,655	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639

We have revised the number of ordinary shares amounts to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2023	2022	2021
		( as restated )
Cash flows from operating activities:
Net loss	(9,357,196)	(5,634,971)	(21,665,704)
Less: Net loss from discontinued operations		—	(8,360,322)
Net loss from continuing operations	(9,357,196)	(5,634,971)	(13,305,382)

Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	—	3,138	1,750,909
Impairment loss of property and equipment	307,733	—	—
Impairment loss of intangible assets	4,248,085	3,144,053	1,292,568
Depreciation of property and equipment	898,968	28,950	—
Loss from selling short-term investments	78,693	—	—
Exchange gains and losses	6,844	—	—
Loss on market price of short-term investment	229,536	—	—
Interest income from short-term investment	(72,291)	—	—
Interest cost of convertible note	410,548
Financial advisory fees for convertible note	450,000	—	—
Stock-based compensation	77,500	558,395	8,349,862
Loss from disposal of subsidiaries	—	4,664	—
Loss from disposal of intangible assets	—	29,968	—
Other (expenses)/income	—	23,318	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Disposal of digital assets	—	—	325,987
Digital assets generated from mining business	(285,928)	(783,438)	(664,307)
Digital assets received as payment	—	—	(5,864)
Digital assets used to pay expenses	—	—	2,141,375
Accounts receivable, net of allowance	—	—	380,510
Prepaid expenses and other current assets	(176,360)	1,281,109	(1,105,481)
Right-of-use assets	317,774	(873,878)	—
Deferred tax assets	(91,364)	(251,005)	—
Accounts payable	(22,075)	22,075	—
Advance from customers	40,000	80,000	—
Accrued expenses and other current liabilities	419,793	(87,867)	(184,429)
Lease liabilities	(269,675)	904,132	—
Net cash used in continuing operations	$(2,789,415)	$(1,551,357)	$(1,024,252)
Net cash used in discontinued operations	—	—	(386,777)
Net cash used in operating activities	$(2,789,415)	$(1,551,357)	$(1,411,029)

Cash flows from investing activities:
Disposal of digital assets	—	968,934	—
Cash from selling short-term investments	3,434,764	—	—
Cash from receiving short-term investment interests and dividends	48,089	—	—
Payments for purchasing property and equipment	(3,808)	(7,222)	—
Prepayments for purchasing property and equipment, which has been converted into a pending refund due to the cancellation of the purchase agreement	(3,000,000)	—	—
Cash paid for short-term investments	(8,038,049)
Cash paid for long-term equity investments	(160,000)	—	—
Advance payment for acquisition	(120,000)	—	—
Loan to affiliate person	—	(25,000)	—
Net cash (used in)/provided by continuing operations	$(7,839,004)	$936,712	$—
Net cash (used in)/provided by discontinued operations	—	—	—
Net cash (used in)/provided by investing activities	$(7,839,004)	$936,712	$—

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2023	2022	2021

Cash flows from financing activities:
Issuance of common stock	11,000,000	7,900,300	713,082
Borrowings	—	400,000	935,793
Cash paid for debt	—	(579,875)	(93,091)
Convertible notes	9,000,000	—	—
Financing costs	(700,000)	—	—
Net cash provided by continuing operations	$19,300,000	$7,720,425	$1,555,784
Net cash provided by discontinued operations		—	120,419
Net cash provided by financing activities	$19,300,000	$7,720,425	$1,676,203

Effect of exchange rate changes by continuing operations	(505)	(8,543)	2,953
Effect of exchange rate changes by discontinued operations	—	—	403
Effect of exchange rate changes	$(505)	$(8,543)	$3,356

Increase in cash and cash equivalents	$8,671,076	$7,097,237	$268,530

Cash and cash equivalents, beginning of the year	$7,537,873	$440,636	$174,783

Cash and cash equivalents of continuing operations, end of the year	16,208,949	7,537,873	440,636
Cash and cash equivalents of discontinued operations, end of the year	—	—	2,677
Cash and cash equivalents, end of the year	$16,208,949	$7,537,873	$443,313

Supplement disclosure of cash flow information Interest paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Mercurity Fintech Holding Inc. (the “Company”), was incorporated in Cayman Islands on July 13, 2011. On December 28, 2016, the Company changed its name from Wowo Limited to JMU Limited. On April 30, 2020, the Company changed its name from JMU Limited to Mercurity Fintech Holding Inc., The Company completed its initial public offering (“IPO”) on NASDAQ on April 8, 2015.

Prior to March 1, 2020, the Company and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries were primarily engaged in the sale of rice, flavor, bean oil, seafood, wine and some other types of generic food and beverage products through its website www.ccjoin.com though operating a business-to-business (“B2B”) online e-commerce platform that provides integrated services to suppliers and consumers in the catering industry in the People’s Republic of China (“PRC”).

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

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the Chinese companies of the related business controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, especially those in the blockchain industry. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business and have been expanding our business into the brokerage services, such as building up client base and acquiring the necessary licenses. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

In July 2022, we incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop Distributed storage and computing services (including cryptocurrency mining and providing cloud storage services for decentralized platform operators), and business and financial consultation services.

On August 23, 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as a business consultant in order to facilitate the client to establish the entity in the United States and make financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. We recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion.

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. The investment was made with the aim to own mining machines capable of gathering, processing, and storing vast amounts of data, to advance the cryptocurrency mining business, and to advance the Web3 framework. Starting on December 20, 2022, we use some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. In January 2023, we transferred all of the Web3 decentralized storage infrastructure to our US subsidiary MFH Tech, which serves as the operating entity for our business of Filecoin mining and cloud storage services for decentralized platform operators. For the year ended December 31, 2022 and 2023, we earned $348 and $ $285,928 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

On January 10, 2023, we entered into an asset purchase agreement with Jinhe Capital Limited, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million.

On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets or business nor employees.

On April 12, 2023, we completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc. (“Chaince Securities”), which plans to develop financial advisory services, online and traditional brokerage services independently in the future. On May 3, 2023, Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer.

From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan.

Considering the increasing difficulty of mining in the crypto mining industry and the general losses by top crypto mining enterprises, we have decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in the crypto mining field. As such, the Company and Jinhe Capital Limited entered into an amendment (the “Amendment”) to the S19 Pro Purchase Agreement, pursuant to which the parties agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million.

Also considering the enormous uncertainty brought by the cryptocurrency market turmoil in the past two years to the blockchain industry, as well as the regulatory uncertainties, although we have the ability to quickly reorganize the blockchain technical service team, we have still decided not to continue conducting blockchain technology service business related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

As of June 30, 2023, all the agreed services under the consulting agreement with the Chinese media signed on August 23, 2022 had been completed, and the Company recognized consultation services revenue of $80,000 for the first half of 2023 based on the percentage-of-completion.

On August 1, 2023, the Company signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the next year.

On November 1, 2023, the Company signed a financial consulting agreement with an American logistics company. The Company will serve as a business consultant in order to facilitate introductions between the Company’s clients and esteemed third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The Company expects to receive $50,000 in revenue from this agreement within the next year.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company will use Origin Storage’s technology to re package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services. Through Origin Storage’s new technology in the cryptocurrency mining field, the Company is expected to significantly improve the output efficiency of the cryptocurrency mining business, thereby generating more revenue.

On March 7, 2024, considering the many uncertainties in the relevant industry, the Company decided to temporarily abandon its development plan related to digital payment solutions, as well as the application for the MSB (Money Service Business) license.

After the adjustment of our business strategies, the focuses of our respective operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed storage and computing services and business and business consultation services in North America; (ii) after completing the acquisition of all assets and liabilities of J.V. Delaney & Associates with FINRA approval, Chaince Securities to operate our financial advisory services, online and traditional brokerage services in North America; and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

As of December 31, 2023, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Mercurity Fintech Technology Holding Inc. (“MFH Tech”)	July 15, 2022	US	100%
Chaince Securities Inc. (“Chaince”)	April 12, 2023	US	100%
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited (“Ucon”)	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	PRC	100%

2. RECLASSIFICATION AND RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Reclassification of the cash flows from selling digital assets in the consolidated statements of cash flows for the previous years.

In the previously issued consolidated statement of cash flow, we inappropriately classified the cash received from selling digital assets as cash flows generated from operating activities, as we did not distinguish in detail our intention to hold different digital assets, and therefore broadly classified the cash flows generated from digital asset transactions as cash flows generated from operating activities. From a specific perspective, the digital assets we previously sold belong to general investment digital assets, and the cash flow generated from this transaction is more appropriately classified as cash flow generated from investment activities. We have reclassified the cash flows from selling digital assets in the revised consolidated statements of cash flows.

The following tables present the effects of correcting these changes on the Company’s financial statements for the year ended December 31, 2022.

	For the year ended December 31, 2022
Consolidated Statements of Cash Flows	As previously reported	Adjustment	As restated
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Disposal of digital assets	998,902	(998,902)	—
Loss from disposal of intangible assets	—	29,968	29,968
Net cash (used in)/provided by continuing operations	(582,423)	(968,934)	(1,551,357)
Net cash (used in)/provided by operations activities	(582,423)	(968,934)	(1,551,357)

Cash flows from investing activities:
Disposal of digital assets	—	968,934	968,934
Net cash (used in)/provided by continuing operations	(32,222)	968,934	936,712
Net cash (used in)/provided by investing activities	(32,222)	968,934	936,712

Restatement of the number of ordinary shares amounts in consolidated statements of Changes in Shareholders’ Equity to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

On December 29, 2022, the Company’s Board of Directors approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, which has been effective on February 28, 2023.

As SAB 4C, changes to a stock dividend, stock split or reverse split in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.

We have revised the number of ordinary shares amounts in the revised consolidated statements of Changes in Shareholders’ Equity for the year ended December 31, 2022 and 2021, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

Correction of the impact of the disposal of subsidiaries on cumulative other comprehensive loss in the Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022.

In the previously issued Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022, we did not accurately separately disclose the impact of selling subsidiaries on cumulative other comprehensive loss. Therefore, in the accompanying Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022, we have made corrections to this. Please see Page 7, the Company’s Consolidated Statements of Operations, and Page F-9, the Company’s Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company had an accumulated deficit of approximately $677 million as of December 31, 2023, and had a net loss of approximately $9.4 million and negative cash flows from operating activities of approximately $2.8 million for the year ended December 31, 2023. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15. “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

With the restructuring of the board and management in the second half of 2022, the Company secured new financing and clarified new business plans. The Company received $3.15 million, $5 million and $5 million from three PIPEs in November 2022, December 2022 and January 2023 and then received $9 million from an unsecured convertible promissory note issued on February 2023. In the first half of 2023, the Company further adjusted and optimized its business structure. The Company decided to reduce the scale of high-risk cryptocurrency related businesses and sought to make good progress in new business areas. In December 2023, the Company received $6 million from another PIPE.

The current and anticipated future businesses of the Company include:

1)	Business and financial consultation services: We provide comprehensive business and financial consulting services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. From August 2022 to the end of 2023, we have signed two clients and generated accumulated revenue of $240,000. We are establishing business and financial consulting service teams in New York, Shenzhen, and Hong Kong to seek more clients, and we expect to generate more related revenue in 2024.

2)	Financial advisory services and Brokerage services: a) Financial advisory services, focus on providing comprehensive professional services to corporate clients in emerging countries and regions planning to enter the US capital markets, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions, and providing capital operation plans, private equity financing services, investment consulting services, and mergers and acquisitions services. b) Brokerage services, including securities underwriting, securities brokerage, asset management, etc. It should be emphasized that our financial advisory services businesses (excluding business consultation services such as introducing professional service institutions to the clients who want to become publicly traded in the United States, and helping them coordinate the progress of each professional service institution’s work.) and brokerage services (securities underwriting and other brokerage services) can only be carried out after we have completed the acquisition of J.V. Delaney & Associates and obtained the financial license required for brokerage services business. In August 2023, we entered the Continued Membership Application process with FINRA. Ideally, we anticipate receiving approval in the first half of 2024.

3)	Distributed storage and computing services, including cryptocurrency mining and cloud storage services for other decentralized platform operators. In December 2022, the Company purchased a series of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares, and the assets is expected to achieve a maximum storage capacity of approximately 100PiB. We have used a portion of the storage capacity for the Filecoin mining business and have generated accumulated revenue of $286,276. Due to insufficient utilization of the Web3 decentralized storage infrastructure, we incurred significant losses in our Filecoin mining business in 2023. While in December 2023, the Company began adopting new technologies to carry out Filecoin mining business, and it is expected that the mining output efficiency of Filecoin will be significantly improved in 2024.

Although the Company did not achieve ideal results in 2023, the management believes that the Company is about to embark on a period of improvement. As a result, the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Company is unable to continue as a going concern.

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

The security deposits of the Company on the balance sheet for the year ended December 31, 2022 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract, including $33,909 which can be lifted within one year and $57,300 which can be lifted in the second and third years.

Short-term Investment

Short-term investment represents certificates of deposits and fixed coupon notes with original maturities of greater than three months but less than a year, as well as stocks and ETFs held in the short term and readily available for sale.

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

Allowance for credit losses related to the Company’s accounts receivable was $1,147,131 as of December 31, 2021. Due to the changes of the company’s management and business team in the second half of 2021, the Company failed to collect the blockchain technical services receivable $1,092,208 from BGA FOUNDATION LTD and $54,923 from Beijing Qichi Trading Ltd. in a timely manner. At the end of 2021, the Company made provision for doubtful accounts. Meanwhile, the company is also taking legal action to recover the money.

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

Intangible Assets

We classify the cryptocurrencies the Company hold as indefinite-lived intangible assets.

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost less impairment. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350-30-35-19 call for us to consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We estimated the fair values of the Filecoins based on the intraday low price of the Coinbase platform every day, and we recognized $303,276 impairment loss of intangible assets for the year ended December 31, 2023. As of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, to eliminate the potential significant uncertainty on the financial statements. The amount of the impairment of the crypto assets out of control (all of the Company’s Bitcoins and USD Coins) for the year ended December 31, 2023 was $3,944,809.

We estimated the fair values of the cryptocurrencies based on the intraday low price of the Feixiaohao platform every day, and we recognized $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022. As of April 25, 2023, we had not been able to communicate effectively with the Sheyang County Public Security Bureau. The Sheyang County Public Security Bureau did not provide a written response to the appeal materials submitted by the Company in accordance with regulations. We had not been informed of any information that may prevent the Company from recovering these crypto assets out of control. Therefore, in our consolidated financial statements as of December 31, 2022, we did not recognize any impairment losses related to the loss of control over these crypto assets.

We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 in the consolidated financial statements.

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

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, the Company’s board of Directors decided on December 10, 2021 to divest the China subsidiaries of Mercurity Limited and NBPay controlled through VIE agreements, and the divestiture was completed on January 15, 2022.

The Company considered that Mercurity Limited and NBPay would no longer be able to carry on their original businesses after the divestiture of these China subsidiaries, and the present value of Mercurity Limited and NBPay’s reestimated future operating cash flows would be nil. The Company recognized that all of the $8,107,014 goodwill attributed to the acquisition of Mercurity Limited and NBPay had no value as of December 31, 2021.

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

The Company generates revenue primarily from business consultation services and distributed storage and computing services in the year ended December 31, 2023.

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Business consultation services

The Company recognized the realization of the consultation service revenue by using Output Methods. According to ASC 606-10-55-17, Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity’s performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity’s performance in satisfying a performance obligation if, at the end of the reporting period, the entity’s performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output. The Company calculates the output value and recognizes revenue by evaluating the percentage-of-completion of the contract at the end of each month.

On August 23, 2022, the Company signed a Consulting Agreement with a Chinese media company, pursuant to which the Company will serve as a business consultant in order to facilitate the client to establish its operating entity in the United States and related financing strategy, and the agreed amount of the immutable consideration portion of the agreement is $160,000. As of December 31, 2022, approximately 50% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $80,000 for the year ended December 31, 2022 based on the percentage-of-completion. As of December 31, 2023, all the agreed services under this agreement have been completed, and the Company recognized consultation services revenue of $80,000 for the year ended December 31, 2023 based on the percentage-of-completion.

On August 1, 2023, the Company signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. The Company expects to receive no less than $150,000 in revenue from this new agreement within the next year. As of December 31, 2023, approximately 40% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $60,000 for the year ended December 31, 2023 based on the percentage-of-completion.

On November 1, 2023, the Company signed a financial consulting agreement with a American logistics company. The Company will serve as a business consultant in order to facilitate introductions between the Company’s clients and esteemed third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The Company expects to receive $50,000 in revenue from this agreement within the next year. As of December 31, 2023, approximately 40% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $20,000 for the year ended December 31, 2023 based on the percentage-of-completion.

Distributed storage and computing services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

From October 2021 to April 2022, the Company obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, the Company was entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. The Company’s fractional share was relative to the proportion of computing power the Company contributed to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of the Company’s ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration the Company received, if any, was noncash consideration, which the Company measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time the Company had earned the award from the pools. These considerations were all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. The Company earned $783,090 in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to the end of 2023, the Company did not carry out any business related to Bitcoin mining.

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in the Company’s ordinary shares. Starting on December 20, 2022, the Company uses some of the storage capacity of these devices for Filecoin mining business, and other storage capacity will be used to provide cloud storage services to distributed application product operators. The Company has rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and the Company has entered into the Filecoin mainnet as a miner by registering as a user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that the Company utilizes its Web3 decentralized storage infrastructure and provide cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, the Company is entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet, for successfully adding blocks to the blockchain. The Company’s fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. For the year ended December 31, 2022 and 2023, we earned $348 and $285,928 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

Cost of revenue

Business consultation services

The cost of consultation services consists primarily of payroll of the consultation project team. The cost of consultation services was recognized in the amount of $19,000 and $138,092 respectively for the year ended December 31, 2022 and 2023.

Distributed storage and computing services

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. There were no Bitcoin mining operations in the year ended December 31, 2023. The cost of Bitcoin shared mining operations was recognized in the year ended December 31, 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software licensing costs. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software licensing costs of $93,438. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2022 in the amount of $69,817, including mining machine depreciation costs of $$28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software licensing costs of $14,792.

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

The leasing activities of the Company during 2022 and 2023 are all for the Company to lease the office as the lessee and the Company classified them as operating leases, among which, the Company signed a long-term lease contract with a term of about 35 months for the New York office. The Company recognized right-of-use assets and lease liabilities on the consolidated balance sheet as of December 31, 2022 and 2023.

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

Share-based payments

In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (“ASC 718”): Improvement to Employee Share based Payment Accounting.

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation – Stock compensation”. In accordance with ASC 718, the Company determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values.

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital.

The total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered (that is, for which the requisite service period has been completed). Previously recognized compensation cost shall not be reversed if an employee share option (or share unit) for which the requisite service has been rendered expires unexercised (or unconverted). To determine the amount of compensation cost to be recognized in each period, the Company shall make an entity wide accounting policy for all employee share-based payment awards to do the following: Recognize the effect of awards for which the requisite service is not rendered when the award is forfeited (that is, recognize the effect of forfeitures in compensation cost when they occur). Previously recognized compensation cost for an award shall be reversed in the period that the award is forfeited.

For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. If the incentivized employee does not meet the agreed market conditions on the grant-date, then the corresponding shares will be forfeited or the corresponding percentage of the proposed shares will be forfeited in proportion to the failure to meet the market conditions. The fair value of the shares granted to employees at the grant-date is the consideration adjusted for the satisfaction of market conditions.

Some awards contain a market condition. The effect of a market condition is reflected in the grant-date fair value of an award. Compensation cost thus is recognized for an award with a market condition provided that the good is delivered or the service is rendered, regardless of when, if ever, the market condition is satisfied.

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

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. Almost all of the Company’s revenue in 2023 came from its US subsidiary MFH Tech, but as of December 31, 2023, due to the Company’s business being still in the adjustment stage, the Company has not yet divided into geographical divisions for independent business development and management. The Company’s future revenue will mainly come from three different business entities, including MFH Tech, Chaince Securities and Ucon Capital. The Company will add segment reports for different geographies and businesses after the completion of business architecture adjustments.

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial assets. This standard is effective tor the Company on January 1, 2023.

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

On January 15, 2022, the Company completed to dismantle the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. As of December 31, 2022, the Company’s main business related to cryptocurrencies has moved to the United States.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 7.6% and 2.9% in the years ended December 31, 2022 and 2023 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As the Company does not mainly carry out business in China in 2022 and 2023, the impact of foreign currency exchange is not significant.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Cash (i)	15,120,483	7,446,664
Cash equivalents (ii)	997,466	—
Total	16,117,949	7,446,664

(i)	As of December 31, 2023, the Company’s cash includes: 1) Cash in hand of $200; 2) Demand deposit of $14,072,019 in bank accounts; 3) Cash of $1,048,464 in the securities investment accounts and the Coinbase account. As of December 31, 2022, the Company’s cash was all demand deposits in bank accounts.

(ii)	As of December 31, 2023, the Company’s cash equivalents were all U.S. Treasury Securities with a balance of $997,466 that can be traded at any time.

6. SECURITY DEPOSIT

Security Deposit consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Security Deposit which can be lifted within one year	33,700	33,909
Security Deposit which can be lifted in the second and third years	57,300	57,300
Total	91,000	91,209

The security deposits of the Company on the balance sheet for the year ended December 31, 2023 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract, including $33,700 which can be lifted within one year and $57,300 which can be lifted in the third year when the lease expires.

7. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
6-month Certificate of Deposits (i)	1,624,191	—
ETF (ii)	594,492	—
Common Stock (iii)	100,564	—
Total short-term investments	2,319,247	—

(i)	On August 4, 2023, the Company deposited a Certificate of Deposits of $800,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of this CD is $811,918, and the Company recognized the interest income of $11,918 for the year 2023.

On August 30, 2023, the Company deposited a Certificate of Deposits of $500,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of this CD is $507,921, and the Company recognized the interest income of $7,921 for the year 2023.

On September 30, 2023, the Company deposited a Certificate of Deposits of $300,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of this CD is $304,352, and the Company recognized the interest income of $4,352 for the year 2023.

(ii)	On March 31, 2023, the Company purchased 5 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $465.93. As of December 31, 2023, the market value of the ETF was $456.95, and the Company recognized the loss on market price of the ETF of $8.98 for the year 2023.

On August 31, 2023, the Company purchased 6500 SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF at a cost of $595,535.95. As of December 31, 2023, the market value of the ETF was $594,035, and the Company recognized the loss on market price of the ETF of $1,500.95 for the year 2023.

(iii)	As of December 31, 2023, the Company holds common stocks of FITELL CORP, with the amount of $100,564. The cost of these stocks was $328,590, and the Company recognized the loss on market price of the stocks of $228,026.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Prepaid expenses	12,285	—
Loan receivables from non-related parties (i)	2,200,000	10,925
Other receivables from non-related parties (ii)	3,000,000	—
Total prepaid expenses and other current assets	5,212,285	10,925

(i)	On December 12, 2023, considering the potential business cooperation prospects with Honor Star Ventures Limited in Hong Kong, the Company agreed to provide a loan of $2 million to Honor Star Ventures Limited, with a loan term of one year and an annual interest rate of 5%.

On July 12, 2023, Mercurity Fintech Technology Holding Inc. (“MFH Tech”) provided Fresh First Inc. (“Fresh First”) with a loan of $200,000, a short term of one month, and a fixed interest of $1,000, to supplement the funds needed for its daily operation. On August 11, 2023, MFH Tech entered into a Loan Extension Agreement with Fresh First, as which the maturity date of the original agreement is extended by an additional one year, such that the new maturity date shall be August 11, 2024.

(ii)	On January 10, 2023, the Company entered into an asset purchase agreement (the “Original Contract”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million. On May 31, 2023, the Company and Jinhe entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As of December 31, 2023, the Company has paid the seller $3 million US dollars. On March 10, 2024, the Company and Jinhe entered into a Cancellation Agreement, which cancelled and terminated the Original Contract and the amendment in its entirety, the prepayment of $3 million US dollars from the Company to Jinhe will be refunded to the Company soon.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Machinery and equipment (i)	5,982,900	5,982,900
Electronics and office equipment	11,030	7,222
Total property and equipment	5,993,930	5,990,122

Less: Accumulated depreciation	927,918	28,949
Less: Provision for impairment (ii)	307,733	—
Property and equipment, net	4,758,279	5,961,173

(i)	On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in the Company’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000.

(ii)	During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. The Company scrapped the machines and recognized an impairment loss of $307,734.

10. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$ (as restated)
Crypto assets for general investment (A)	705,309	288,419
The right to recover the crypto assets (B)	—	3,944,809
Total intangible assets, Net	$705,309	$4,233,228

(A)	Crypto assets for general investment

Crypto assets for general investment, net consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$ (as restated)
Filecoin (i)	705,309	288,419
Total crypto assets for general investment, net	$705,309	$288,419

(i)	As of December 31, 2023, the Company held 247,811.36 Filecoins with the carrying amount of $705,309, of which 104646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 79,780 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, and 64,455.78 Filecoins came from the Filecoin physical mining business. Out of the 247,811.36 Filecoins, approximately 139,281 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

As of December 31, 2022, the Company held 104762.0706 Filecoins with the book value of $288,419, of which 104646.5806 Filecoins came from the supplementary agreement of the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 115.49 Filecoins came from the Filecoin physical mining business.

The movement of the crypto assets for general investment for the year ended December 31, 2022 and 2023 is as follows:

	For the year ended December 31,
	2023	2022
	US$	US$ (as restated)
Balance as of January 1, 2023 and 2022	288,419	7,277,717
Addition: received crypto assets payments (i)	—	315,028
Purchase or borrowing (ii)	434,238	—
Mining out (iii)	285,928	327,605
Deduction: disposal of crypto assets (iv)	—	(998,902)
Impairment (v)	(303,276)	(817,609)
Crypto assets out of control reclassified to the right to recover the crypto assets (vi)	—	(5,815,420)
Balance as of December 31, 2023 and 2022	705,309	288,419

(i)	The Company received 104646.5806 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as an additional consideration for the Company’s shares on December 20, 2022. The company received these Filecoins on December 20, 2022, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform, a cryptocurrency information platform that gathers data from major global cryptocurrency exchanges.

(ii)	During 2023, about 79,780 Filecoins with the book value of $434,238 were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business.

(iii)	During 2023, the Company mined out 64,340.29 Filecoins from the Filecoin physical mining business, and the Company recognized a total revenue of $285,928 based on the lowest transaction price on the Coinbase platform on the day of receiving the Filecoin rewards.

From January 1 to February 16 in 2022, the Company mined out 7.86772699 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $327,257. In December 2022, the Company mined out 115.49 Filecoins from the Filecoin physical mining business, the fair market at the date the Filecoins were mined out was $348.

(iv)	During the year ended 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and get $968,934 into the Company’s bank account.

(v)	We estimated the fair values of the cryptocurrencies based on the lowest transaction price on the Coinbase platform every day and totally recognized $303,276 impairment loss for the year ended December 31, 2023.

We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $790,652 impairment loss for the six months ended June 30, 2022, including $784,788 impairment loss of Bitcoins for the period from January 1, 2022 to February 16, 2022 (when the Bitcoins still under the Company’s control), and $5,864 impairment loss of Tether USDs.

(vi)	On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins and USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets, as detailed in the following “(2) The right to recover the crypto assets”. As of February 16, 2022, the book value of the Bitcoins and USD Coins out of control was $5,815,420.

(B)	The right to recover the crypto assets (The crypto assets that are outside of the Company’s control).

The right to recover the crypto assets, net consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$ (as restated)
Bitcoin	—	1,952,598
USD Coin	—	1,992,211
Total the right to recover the crypto assets, net	$—	$3,944,809

On February16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

The deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2023 are as follows:

		The portion that was still stored in the hardware cold as of December 31, 2023	The portion that that are forwarded to unknown addresses as of December 31, 2023
Crypto assets	Quantities	Quantities	Quantities

Bitcoins	125.8584797	30.62004	95.23843
USD Coins	2005537.50	—	2005537.5

The movement of the right to recover the crypto assets for the year ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	US$	US$ (as restated)
Balance as of January 1, 2023 and 2022	3,944,809	—
Crypto assets out of control reclassified to the right to recover the crypto assets (i)	—	5,815,420
Mining out (ii)	—	455,833
Impairment (iii)	(3,944,809)	(2,326,444)
Balance as of December 31, 2023 and 2022	—	3,944,809

(i)	On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins and USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets. The book value on February16, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $5,815,420, including 114.86129105 Bitcoins with the book value of $3,823,209 and 2,005,537.50 USD Coins with the book value of $1,992,211.

(ii)	From February 17 to April 30 in 2022, the Company mined out 10.99718523 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $455,833. Although the wallet that received these mining generated Bitcoins was already in a state of loss of control on February 16, 2022, the Company failed to respond quickly to the Wei Zhu incident, resulting in the Bitcoins produced during the mining period from February 17 to April 30, 2022 being also in a state of loss of control upon acquisition.

(iii)	As of April 22, 2024, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, with the impairment amount of $3,944,809 for the year ended December 31, 2023, to eliminate the potential significant uncertainty on the financial statements.

As of April 25, 2023, we had not been able to communicate effectively with the Sheyang County Public Security Bureau. The Sheyang County Public Security Bureau did not provide a written response to the appeal materials submitted by the Company in accordance with regulations. We had not been informed of any information that may prevent the Company from recovering these crypto assets out of control. Therefore, in our consolidated financial statements as of December 31, 2022, we did not recognize any impairment losses related to the loss of control over these crypto assets.

We estimated the fair values of the crypto assets based on the intraday low price every day and no impairment loss of the right to recover the crypto assets was recognized for the year ended December 31, 2023.

We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $2,326,444 impairment loss for the year ended December 31, 2022, all of which came from the impairment loss of Bitcoins for the period from February 17 to December 31 in 2022.

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau. On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu’s case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu’s case without any evidence and because Wei Zhu’s case was still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets. According to the legal opinion issued by Deheng Law Firm, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, and the seizure of the Company’s cryptocurrencies by Sheyang Public Security Bureau is improper. If Public Security Bureau of Sheyang does not release the seizure of the Company’s cryptocurrencies, Sheyang Public Security Bureau should issue a written decision in accordance with laws and regulations.

On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau of Sheyang County according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2023, the Company and Deheng have not received any definitive response from the Public Security Bureau of Sheyang County.

On October 12, 2023, the Company submitted the “Application for State Compensation” to the Public Security Bureau of Sheyang County. At the same time, the Company filed a complaint and submitted the “Information and Supervision Application” with Public Security Bureau of Yancheng City (the superior department of Public Security Bureau of Sheyang County), urging the Public Security Bureau of Yancheng City to compel the Public Security Bureau of Sheyang County to make a decision as to the seized digital currencies. On November 22, 2023, the Company received a response from the Public Security Bureau of Sheyang County, rejecting the Company’s “Application for State Compensation”. The Public Security Bureau of Sheyang County claimed that the criminal responsibility for the relevant case has not been terminated, and the Company should submit the “Application for State Compensation” after the criminal responsibility for the relevant case has been terminated. In view of the unreasonable response from the Public Security Bureau of Sheyang County, the Company submitted the administrative reconsideration by mail to the Public Security Bureau of Yancheng City, the higher-level organ of the Public Security Bureau of Sheyang County, on December 19, 2023.

The Company is currently still attempting to recover the wrongfully seized cold wallet and cryptocurrencies through administrative appeals. Considering the special situation of China’s public security and judicial system, the Company has not considered directly filing a lawsuit against the Public Security Bureau of Sheyang County. Once the wrongfully seized cold wallet and cryptocurrencies cannot be recovered through administrative appeals, the Company will have to resort to litigation to confront the Public Security Bureau of Sheyang County and the relevant responsible persons. We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau.

As of December 31, 2023, the Company has not made more positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, to eliminate the potential significant uncertainty on the financial statements.

(C)	The impairment loss of intangible assets

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price.

In addition, considering that we are still unable to estimate when the Company will be able to recover the Bitcoins and USD Coins that were improperly seized by the Sheyang County Public Security Bureau, in order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we have decided to make impairment provisions for all those crypto assets out of control.

The impairment loss of intangible assets for the year ended December 31, 2023 and 2022 is detailed as follows:

	For the year ended December 31,
	2023	2022
	US$	US$
Bitcoin (i)	1,952,598	3,111,232
USD Coin (ii)	1,992,211	—
Filecoin (iii)	303,276	26,957
Tether USDs (“USDT”) (iv)	—	5,864
Total impairment loss of intangible assets	4,248,085	3,144,053

(i)	As of April 19, 2024, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, with the impairment amount of $3,944,809 for the year ended December 31, 2023, to eliminate the potential significant uncertainty on the financial statements.

As of April 25, 2023, we had not been able to communicate effectively with the Sheyang County Public Security Bureau. The Sheyang County Public Security Bureau did not provide a written response to the appeal materials submitted by the Company in accordance with regulations. We had not been informed of any information that may prevent the Company from recovering these crypto assets out of control. Therefore, in our consolidated financial statements as of December 31, 2022, we did not recognize any impairment losses related to the loss of control over these crypto assets.

We estimated the fair values of the crypto assets based on the intraday low price every day and no impairment loss of the of the Bitcoins was recognized for the year ended December 31, 2023.

We recognized $3,111,232 impairment loss of Bitcoins in the year ended December 31, 2022, including $784,788 impairment loss of Bitcoins recognized for the period from January 1 to February 16 in 2022, when the Bitcoins were still under the Company’s control, and $2,326,444 impairment loss of the right to restore the Bitcoins for the period from February 17 to December 31 in 2022, when the Bitcoins became out of the Company’s control.

(ii)	As of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, to eliminate the potential significant uncertainty on the financial statements.

(iii)	We estimated the fair values of the Filecoins based on the intraday low price of the Coinbase platform every day and recognized $303,276 impairment loss of Filecoins for the year ended December 31, 2023. We estimated the fair values of the Filecoins based on the intraday low price of the Feixiaohao platform every day and recognized $26,957 impairment loss of Filecoins for the year ended December 31, 2022.

(iv)	We recognized $5,864 impairment loss for the Tether USDs in the year ended December 31, 2022 due to the platform where the wallet of the $5,864 Tether USDs was stored had gone out of business, we had been no longer able to withdraw the Tether USDs as of December 31, 2022.

11. PREPAYMENTS FOR LONG-TERM ASSET

Prepayments for long-term asset consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Prepayments for acquisition (i)	120,000	—
Total prepayments for long-term asset	120,000	—

(i)	On May 3, 2023, one of the Company’s US subsidiaries Chaince Securities entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. As of December 31, the Company has paid the seller $120,000 US dollars.

12. LONG TERM INVESTMENTS

Long term investments consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Equity investments without readily determinable fair value	160,000	—
Total long-term investments	160,000	—

In May 2023, the Company invested, as one of the founding shareholders, in Fresh First Inc. or “FF”, a grocery delivery and online store platform focused on Asian markets in the eastern United States. Neither the Company nor its wholly-owned subsidiaries directly participate in the daily operations of FF, which has its own independent professional operation team. As of December 31, 2023, the Company has invested $160,000 in FF and holds about 13.67% of FF’s equity.

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Company’s equity investments measured using the measurement alternative was $160,000 as of December 31, 2023. There was no impairment recognized for the year ended December 31, 2023.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Accrued payroll and welfare	46,444	62,311
Accounts payable	24,508	22,075
Advance from customers	385,975	80,000
Payables for professional fees	192,074	69,552
Payables for borrowing Filecoin for initial pledge of the Filecoin mining business	434,237	—
Income taxes payable	—	2,294
Other taxes payable	3,292	258
Payable financing advisory fees	480,000	—
Other operating and management expenses	22,032
Total accrued expenses and other current liabilities	$1,588,562	$236,490

14. CONVERTIBLE NOTE

Convertible Note consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Convertible Promissory Note	9,000,000	—
Total convertible note	$9,000,000	—

The Company entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”).

The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into the Company’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

As ASU No.2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives.

15. INTEREST PAYABLE

Interest payable consist of the following:

	December 31,	December 31,
	2023	2022
	US$	US$
Interest payable for Convertible Promissory Note	410,548	—
Interest payable for Filecoin borrowed as initial pledge for Filecoin mining business	12,583	—
Total interest payable	$423,131	—

16. LEASES

As of December 31, 2023, the Company had operating leases for its New York, Shenzhen and Hong Kong offices. The remaining lease terms ranges from 0.08 to 1.75 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, the weighted average remaining lease term was 1.52 years and the weighted average discount rate was 5%.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	December 31, 2023	December 31, 2022
	US$	US$
Right-of-use assets	556,104	873,878
Impairment of right-of-use assets	—	—
Right-of-use assets, net	$556,104	873,878

Operating lease liabilities - current	352,178	269,675
Operating lease liabilities – non-current	282,279	634,457
Total operating lease liabilities	$634,457	904,132

The following table presents the components of the Company’s office lease expense in the year ended December 31, 2022 and 2023, which are included in general administrative on the consolidated statements of operations:

	For the year ended December 31,
	2023	2022
	US$	US$
Operating lease cost	358,044	60,578
Variable lease cost	—	—
Operating lease expense	$358,044	60,578
Short-term lease rent expense	57,621	31,301
Total lease expense	$415,665	91,879

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

US$
2024	375,940
2025	288,594
Total	$664,534
Less: imputed interest	(30,077)
Present value of lease liabilities	$634,457

17. INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

United States

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) and Chaince Securities Inc. (“Chaince”) are incorporated in New York, USA. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to MFH Tech and Chaince is 21%. In accordance with the New York State Corporate Income Tax Law, the New York State corporate income tax rate applicable to MFH Tech and Chaince is 6.5%.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company’s entities operating in the PRC is 25%.

Singapore

Under the Singapore tax laws, the Company’s subsidiary in Singapore is subject to Singapore profits tax rate at 17%.

For the year ended December 31, 2022 and 2023, loss or income before income taxes from continuing operations consists of:

	For the year ended December 31,
	2023	2022
	US$	US$
Cayman Islands: Mercurity Fintech Holding Inc. (“MFH”)	(6,120,978)	(7,992,466)
US: Mercurity Fintech Technology Holding Inc. (“MFH Tech”)	(2,662,392)	8,776
US: Chaince Securities Inc. (“Chaince”)	(45,346)	—
Hong Kong: Ucon Capital (HK) Limited (“Ucon”)	(496,006)	(1,317,169)
PRC: Lianji Future Technology Ltd. (“Lianji Future”)	(121,212)	(177,053)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2023	2022
	US$	US$
Current tax benefit (expense)	(587)	(2,294)
Deferred tax benefit (expense)	91,363	251,005
Income tax benefit (expense)	90,776	248,711

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, 25% applicable to the PRC operation, and 17% applicable to the Singapore operation to income tax benefit from continuing operations is as follows:

	For the year ended December 31, 2023
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	(2,662,392)	(45,346)	(496,006)	(121,212)	(2,837,327)
Income tax computed at applicable tax rates	(559,102)	(9,522)	(81,841)	(30,303)	(680,768)
Current losses unrecognized deferred income tax	559,102	—	—	30,303	589,405
Prior income tax expense recognized in current period	587	—	—	—	587
Income tax expenses/(benefits)	587	(9,522)	(81,841)	—	(90,776)

	For the year ended December 31, 2022
	US$	US$	US$	US$
	US	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	(1,485,445)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	(259,753)
Effect of different tax rates in different jurisdictions	451	—	—	451
Non-deductible expenses	—	—	785	785
Current losses unrecognized deferred income tax	—	—	43,478	43,478
Prior losses recognized deferred income tax in current period	—	(33,672)	—	(33,672)
Income tax expenses/(benefits)	2,294	(251,005)	—	(248,711)

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	December 31,	December 31,
	2023	2022
	US$	US$
Deferred tax assets
Net operating loss carry forwards	103,548	90,567
Impairment of intangible assets	238,821	160,438
Valuation allowance	—	—
Total deferred tax assets	342,369	251,005

18. SHAREHOLDERS’ EQUITY

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

On May 20, 2020, the Company issued 90,000,000 ordinary shares to an investor through private placement for $300,000.

On August 13, 2020, the Company issued and transferred 36,000,000 ordinary shares to its depositary bank representing 1,000,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On January 27, 2021 and March 3, 2021, the Company totally issued 210,000,000 ordinary shares to an investor for the private investment in public equity of $700,000.

On March 1, 2021, the Company issued and transferred 394,200,000 ordinary shares to its depositary bank representing 1,095,000 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On September 8, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 105.2385 Bitcoins with a market value of $5 million.

On September 27, 2021, the Company issued and transferred 399,999,960 ordinary shares to its depositary bank representing 1,111,111 ADSs, to be issued to employees and former employees upon the exercise of their vested share options and the registration of their vested RSUs.

On October 19, 2021, the Company issued 571,428,570 ordinary shares to three investors for the private investment in public equity of 5,000,000 USD Coins with a market value of approximately $5 million.

On November 21, 2022, the Company issued 2,423,076,922 ordinary shares to three investors for the private investment in public equity (the “PIPE”) of $3.15 million, and issued 108,000,000 ordinary shares to pay the financing service fee of the PIPE.

On December 20, 2022, the Company issued 3,676,470,589 ordinary shares to two investors for the private investment in public equity (the “PIPE”) of $5 million.

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

On February 28, 2023, when the Share Consolidation was effective, the Company’s outstanding ordinary shares changed from 18,614,900,104 shares with a par value of $0.00001 per share to 46,538,116 shares with a par value of $0.004 per share. We have revised the number of ordinary shares amounts in the revised consolidated statements of Changes in Shareholders’ Equity for the year ended December 31, 2022 and 2021, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

On September 8, 2023, the Company totally issued 30,000 ordinary shares to two former independent directors as compensation for their previous services, and one legal advisor as advisory fees.

On November 30, 2023, the Company priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, each consisting of one (1) ordinary share and three (3) warrants, to one non-U.S. institutional investor at an offering price of $0.421 per unit, for the gross proceeds of $6 million, prior to the deduction of fees and offering expenses payable by the Company. The warrants are exercisable to purchase up to a total of 42,755,344 ordinary shares, for a period of three years commencing from November 30, 2023, at an exercise price of US$1.00 per ordinary share. The Company intends to utilize the net proceeds derived from the PIPE for general working capital purposes, enhancing its human capital and business development. The PIPE financing proceeds were received on December 4, 2023.

As of December 31, 2023, the total outstanding common shares after the share consolidation is 60,819,897 shares.

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

On March 1, 2021, due to a big change in the Company’s major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

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

On March 1, 2021, due to a big change in the Company’s major shareholders, the management announced that all motivated employees could accelerate the exercise of all RSUs that had been granted but had not yet reached the exercise period, with zero exercise price.

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

Restricted Shares Award Granted to Employees

There were no unvested restricted shares award issued under the 2011 Plan, 2020 Plan and the 2021 Plan at the beginning of the 2023. $558,395 and nil share-based compensation charged to operating expenses of continuing operations for the year ended December 31, 2022 and 2023 under the 2011 Plan, 2020 Plan and 2021 Plan.

As of December 31, 2023, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

20. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Kaiming Hu	Previous owner of NBpay group, former shareholder of MFH
Zhiyou Wang	Former director of MFH’s affiliated companies, former shareholder of MFH
Radiance Holding (HK) Limited	Former shareholder of MFH
Wei Zheng	Director of MFH Tech
Ying Wang	Associated with Zhiyou Wang

a)	As of December 31, 2023 and 2022, the following balance was due from the related party:

Net Amount due from the related party

		As of December 31,	As of December 31,
		2023	2022
		US$	US$
Kaiming Hu	(i)	—	—
Wei Zheng	(ii)	—	25,000

i.	The receivable due from Mr. Kaiming Hu is $556,083 at the end of December 31, 2021, related to capital contribution. Due to the changes of the Company’s management and business team in the second half of 2021, the Company failed to collect the receivable from Mr. Kaiming Hu in a timely manner. The Company made full provision for doubtful accounts for this receivable at the end of 2021.

ii.	On September 10, 2022, Mercurity Fintech Technology Holding Inc. (“MFH Tech”), a subsidiary of the Company, provided a loan of US $25,000 to Mr. Wei Zheng with a term of one year. Mr. Wei Zheng serves as a director of our US subsidiary MFH Tech, and during 2023, this loan was converted into a reserve fund for the Company’s new business. Mr Wei Zheng had the right to continue holding and using the reserve fund. As of December 31, 2023, Mr Wei Zheng had offset the reserve fund balance with the Company’s business expenses advanced by him.

b)	As of December 31, 2023 and 2022, the following balance was due to the related party:

Net Amount due to the related party

		As of December 31, 2023	As of December 31, 2022
		US$	US$
Zhiyou Wang	(i)	243,219	238,168
Radiance Holding (HK) Limited	(ii)	273,000	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $243,219 due to Zhiyou Wang related to the Company’s borrowing from shareholders because of a temporary shortage of RMB funds. As of December 31, 2023, the Company has not yet repaid the loan due to the affiliated relationship between Zhiyou Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.
ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company. As of December 31, 2023, the Company has not yet repaid the loan due to the affiliated relationship between Radiance Holding (HK) Limited and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.
iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2023, the Company has not yet repaid the loan due to the affiliated relationship between Ying Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

21. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the year ended December 31, 2023 is $358,044.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Future Periods	US$
For the year ended December 31, 2024	375,940
For the year ended December 31, 2025	288,594
Total	664,534

22. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2023, the Company’s PRC subsidiary did not have a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

As the Company’s PRC subsidiaries have been operating at a loss, they have yet to set aside any certain statutory reserves as of December 31, 2023, and the appropriation to these reserves by the Company’s PRC subsidiary was $nil for the year ended December 31, 2023.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. As of December 31, 2023, the net assets of the Company’s PRC subsidiary were negative.

23. SUBSEQUENT EVENTS

Efforts to recover the Company’s misplaced digital assets (the “Recovery Proceeding”)

On February 4, 2024, the Yancheng Public Security Bureau replied to us with a “Criminal Compensation Review Decision”, supporting the actions of the Sheyang County Public Security Bureau and rejecting the Company’s national compensation application. Yancheng Public Security Bureau also believes that because they suspect that the crypto assets owned by the Company may be related to the suspect of the case they are investigating, and the Company can only apply for the national compensation after the relevant case is ended.

It is obvious that the Yancheng Public Security Bureau has ignored the fact that the Sheyang County Public Security Bureau’s seizure of the Company’s crypto assets lacks legal basis. Therefore, in accordance with the national compensation procedure, the Company mailed the relevant materials to the National Compensation Commission of Yancheng Intermediate People’s Court on March 1, 2024, and applied to the National Compensation Commission of Yancheng Intermediate People’s Court for a compensation decision.

As of now, the Company is still attempting to recover those lost crypto assets through administrative appeals.

The amendment of the Securities Purchase Agreement for the Unsecured Convertible Promissory Note of $9 million

The Company and the Viner Total Investments Fund (the “Holder”) have entered into a Securities Purchase Agreement dated January 31, 2023, pursuant to which the Company issued an Unsecured Convertible Promissory Note with issuance dated February 2, 2023 (the “Note”, as amended in accordance with this Agreement) to the Holder.

On February 2, 2024, the Company and the Holder entered into an amendment agreement of the Securities Purchase Agreement. The Company and the Holder desire to amend the terms of the Note, pursuant to which the Company shall repay $1,500,000 of the original U.S.$9,000,000 principal amount to the Holder in consideration of amending certain terms of the Note. The Adjusted Principal Amount of U.S.$7,500,000 from February 2, 2024 to February 1, 2025 (the “Maturity Date”), both at an annual rate of 5%, until the repayment of the Note unless converted into ordinary shares of the Company in accordance with the agreed conversion conditions. Interest on this Note shall be computed on the basis of a 365-day year and actual days elapsed. Interest accrued on this Note shall be payable in arrears on the Maturity Date of this Note and shall be forgiven and waived by the Holder upon conversion of the Note. No more interest shall accrue on the Accrued Interest of the Original Note from the date hereof until the Maturity Date.

As of February 29, 2024, we have paid the interest of $450,000 for the period from February 2, 2023 to February 1, 2024, and repaid the principal of $1.5 million.

The cancellation of the Mining Machine Sale Contract between the Company and Jinhe Capital Limited

On March 10, 2024, the Company and Jinhe Capital Limited (“Jinhe”) entered into a Cancellation Agreement. According to the Cancellation Agreement, the original contract (under which Jinhe agreed to sell and the Company agreed to purchase 5,000 pieces of Antminer S19 PRO for a total amount of $9 million) and the amendment (reducing the quantity from 5,000 pieces to 2,000 pieces of Antminer S19 PRO), were cancelled and terminated in its entirety. Both Jinhe and the Company release each other from all obligations under the original contract and the amendment.

