Form 20-F
period 2024-12-31
Mercurity Fintech Holding Inc.
filed 2025-04-30
CIK 1527762

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, the registrant had 62,299,897 ordinary shares outstanding, which was the only class of its registered securities outstanding as of that date.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

●	“we,” “us,” “Company,” “our Company” or “our” refers to Mercurity Fintech Holding Inc. and its consolidated subsidiaries, including (i) Mercurity Fintech Technology Holding Inc., (ii) Mercurity Limited, (iii) Ucon Capital (HK) Limited, (iv) Beijing Lianji Future Technology Co., Ltd., (v) Chaince Securities, (vi) Chaince Securities, LLC, previously known as JVDA, LLC, (vii) Aifinity Base Limited, and (viii) Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd;

●	“ADR” refers to American depositary receipt, which was cancelled on February 28, 2023 upon termination of the ADR facility;

●	“ADS” refers to our American depositary shares, each of which represented 360 ordinary shares before the mandatory exchange of the ADS for ordinary shares and removal of the ADR facility, effective February 28, 2023;

●	“Aifinity” refers to Aifinity Base Limited, a subsidiary of the Company;

●	“Chaince Securities” refers to Chaince Securities, Inc. and Chaince Securities, LLC, each a wholly-owned subsidiary of the Company;

●	“China” or the “PRC” refers to the mainland of the People’s Republic of China, excluding, for the purpose of this annual report only and references to the specific laws and regulations, Hong Kong, Macau and Taiwan;

●	“MFH Cayman” refers to Mercurity Fintech Holding Inc., the holding company of our group;

●	“MFH Tech” refers to Mercurity Fintech Technology Holding Inc., a wholly-owned subsidiary of the Company;

●	“NBpay” refers to NBpay Investment Limited, which has ceased to be our consolidated entity;

●	“NBpay Fintech” refers to NBpay Fintech Pte Ltd., which has ceased to be our consolidated entity;

●	“ordinary shares” refer to our ordinary shares, par value US$0.004 per share;

●	“Renminbi” or “RMB” refers to the legal currency of China;

●	“SEC” or “Commission” refers to the Securities and Exchange Commission;

●	“Share Consolidation” refers to MFH Cayman’s reverse split completed on February 28, 2023 with four hundred (400) ordinary shares being consolidated into one (1) ordinary share;

●	“Ucon” refers to Ucon Capital (HK) Limited, a subsidiary of the Company;

●	“VIEs” refers to (i) Mercurity (Beijing) Technology Co., Ltd, or Mercurity Beijing, and (ii) Beijing Lianji Technology Co., Ltd., or Lianji, which, together with Mercurity Beijing, were consolidated by us solely for accounting purposes as variable interest entities, and which have ceased to be our consolidated entities, following the termination of our VIE structure on January 15, 2022;

●	“WFOE” or “Lianji Future” refers to Beijing Lianji Future Technology Co., Ltd., our subsidiary in China that is a wholly foreign-owned enterprise;

●	“Yingke Precision” refers to Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd, Aifinity’s wholly-owned subsidiary in China; and

●	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of related assets and liabilities of Renminbi into U.S. dollars were made at the rate of RMB7.2993 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024, and all translations of related profit or loss and cash flow of Renminbi into U.S. dollars were made at the rate of RMB7.1957 to US$1.00, the exchange rate as set forth the annual average exchange rates for 2024 in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;

●	our plans to expand our marketing and professional service teams in business consultation, financial advisory, and securities underwriting, develop more clients, and enhance customer experience;

●	our plans to improve the utilization of our Web 3.0 distributed storage infrastructure, including increasing our Filecoin nodes for providing more effective storage capacity;

●	global competition in our industry; and

●	fluctuations in general economic and business conditions.

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

The following selected consolidated statements of operations data for the year ended December 31, 2022, 2023 and 2024, and selected consolidated balance sheet data as of December 31, 2023 and 2024, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated Statements of Operations

The following summary consolidated financial statements should be read in conjunction with our consolidated financial statements, the notes thereto and other information, included elsewhere in this report.

The following summary consolidated financial statements for the years ended 2022, 2023, and 2024 are derived from our audited consolidated financial statements included elsewhere in this report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “ITEM 5. Operating and Financial Review and Prospects” included elsewhere in this report.

	For the year ended December 31,
	2024	2023	2022
			(as restated)
	(US$, except share and share related data)
Revenue	$1,007,430	$445,928	$863,438
Business consultation services	448,525	160,000	80,000
Distributed storage and computing services	513,405	285,928	783,438
Other services	45,500	—	—
Cost of Revenue	$(1,382,939)	$(1,424,312)	$(1,380,600)
Business consultation services	(259,593)	(138,092)	(19,000)
Distributed storage and computing services	(1,123,346)	(1,286,220)	(1,361,600)
Gross loss	$(375,509)	$(978,384)	$(517,162)
Operating expenses	$(4,241,325)	$(7,521,009)	$(5,368,222)
Sales and marketing	(100,426)	(449,900)	(35,000)
General and administrative	(2,086,677)	(2,515,291)	(2,156,063)
Provision for doubtful accounts	(11,452)	—	(3,138)
Loss on disposal of intangible assets	—	—	(29,968)
Impairment loss of property and equipment	(1,827,373)	(307,733)	—
Impairment loss of intangible assets	—	(4,248,085)	(3,144,053)
Loss on market price of crypto assets	(215,397)	—	—
Operating loss from continuing operations	$(4,616,834)	$(8,499,393)	$(5,885,384)
Interest (expenses)/income, net	204,071	(196,055)	5,118
Financing costs	—	(450,000)	—
Other (expenses)/income, net	(32,846)	2,379	1,248
Loss on market price of short-term investment	212,426	(226,210)	—
Loss from selling short-term investments	35,771	(78,693)	—
Loss from disposal of subsidiaries	—	—	(4,664)
Loss before provision for income taxes	$(4,197,412)	$(9,447,972)	$(5,883,682)
Income tax (expenses)/benefits	(336,985)	90,776	248,711
Loss from continuing operations	$(4,534,397)	$(9,357,196)	$(5,634,971)
Net loss	$(4,534,397)	$(9,357,196)	$(5,634,971)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(4,534,397)	$(9,357,196)	$(5,634,971)
Continuing operations	(4,534,397)	(9,357,196)	(5,634,971)
Discontinued operations		—	—

Denominator
Weighted average shares used in calculating basic net loss per ordinary share (i)	60,852,028	45,841,825	14,435,674
Weighted average shares used in calculating diluted net loss per ordinary share (i)	60,852,028	45,841,825	14,435,674

Net Loss per ordinary share
Basic	(0.07)	(0.20)	(0.39)
Diluted	(0.07)	(0.20)	(0.39)
Net Loss per ordinary share from continuing operation
Basic	(0.07)	(0.20)	(0.39)
Diluted	(0.07)	(0.20)	(0.39)
Net Loss per ordinary share from discontinued operation
Basic	—	—	—
Diluted	—	—	—

Note:

(i)	On December 29, 2022, the Company’s Board of Directors approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, which has been effective on February 28, 2023.

As SAB 4C, changes to a stock dividend, stock split or reverse split in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective. We have revised the number of ordinary shares amounts in the revised consolidated statements for the year ended December 31, 2022, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

Consolidated Balance Sheet Data

The following table presents our key financial data extracted from the consolidated balance sheet as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
	US$	US$
Cash and cash equivalents	23,915,856	16,117,949
Security deposit	93,475	33,700
Short-term investments	957,729	2,319,247
Interest receivable	3,825	12,594
Prepaid expenses and other current assets, net	5,053,824	5,212,285
Amounts due from related parties	—	—
Total current assets	$30,024,709	$23,695,775
Operating right-of-use assets, net	238,330	556,104
Property and equipment, net	2,257,794	4,758,279
Intangible assets, net	3,139,896	705,309
Security deposit	—	57,300
Prepayments for long-term asset	—	120,000
Long term equity investments	—	160,000
Deferred tax assets	30,584	342,369
Total non-current assets	$5,666,604	$6,699,361
TOTAL ASSETS	$35,691,313	$30,395,136

Convertible Note	7,500,000	9,000,000
Interest payable	419,005	423,131
Accrued expenses and other current liabilities	2,466,436	1,588,562
Amounts due to related parties	909,575	916,219
Operating lease liabilities	282,279	352,178
Total current liabilities	$11,577,295	$12,280,090
Operating lease liabilities	—	282,279
Deferred tax liabilities	25,200	—
Total non-current liabilities	$25,200	$282,279
TOTAL LIABILITIES	$11,602,495	$12,562,369
Ordinary shares	249,218	243,298
Additional paid-in capital	703,098,695	693,093,915
Accumulated deficit	(680,448,810)	(676,677,485)
Accumulated other comprehensive (loss)/income	1,189,715	1,173,039
Total shareholders’ equity	$24,088,818	$17,832,767
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,691,313	$30,395,136

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	Certain crypto assets and cryptocurrencies have been identified as a “security” in certain jurisdictions, and we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

●	Any gaps in our risk management processes and policies in respect of crypto asset could adversely impact our business, operating results, and financial condition.

●	If we expand our crypto asset mining and related activities in the future, any increased holdings of crypto assets may cause us to become deemed as an investment company under the Investment Company Act of 1940.

●	If regulatory changes or interpretations require the regulation of Bitcoins under the Securities Act and Investment Company Act by the Commission, we will be required to comply with such regulations. Any disruption of our operations in response to the changed regulatory circumstances would likely have a material adverse effect on us and investors may lose their investment.

●	We have a limited operating history in the evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	We currently have a limited customer base for our business consultation services. If we were to lose any of our customers, or if the volume of business with such customers were to decrease, or if we are unable to offer services that attract new customers from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

●	As we acquire, dispose of or restructure our businesses, product lines, and technologies, we may encounter unforeseen costs and difficulties that could adversely affect our financial performance.

●	We may be unable to competitively engage in further distributed storage and computing services, Business consultation services, financial advisory services and securities brokerage services activities, if we cannot attract or retain employees and/or consultants who have expertise in these fields.

●	Any harm to our Mercurity brand or reputation may materially and adversely affect our business and results of operations.

●	We have a history of operating losses, and we may report additional operating losses in the future.

●	If we are unable to conduct adequate and cost-effective marketing activities, our results of operations and financial condition may be materially and adversely affected.

●	If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

●	We have limited insurance coverage and could incur losses resulting from liability claims or business interruptions.

●	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our operating costs and the risk of non-compliance.

●	We have failed to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely impacted.

●	The enactment of legislation imposing moratoriums on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources and similar laws could adversely impact our business, operating results and financial condition.

●	Blockchain mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact.

●	Environmental concerns associated with cryptocurrencies mining could have adverse impacts on our business, financial condition, and results of operations.

●	We are subject to an extensive, highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

●	Our operating results may fluctuate and continue to fluctuate, including due to the highly volatile nature of crypto.

●	Fluctuations in Filecoin value might impact our operating results and add to our regulatory compliance obligations under applicable law and regulation, including the Investment Company Act of 1940.

●	Our revenue is partially dependent on the prices of crypto assets. If such price or volume declines, our business, operating results and financial condition would be adversely affected.

●	The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected.

●	Any failure to safeguard and manage our crypto assets could adversely impact our business, operating results and financial condition.

●	The theft, loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm and other losses.

●	Any gaps in our risk management processes and policies in respect of crypto asset could adversely impact our business, operating results and financial condition.

●	Crypto assets deposited with third party custodians are subject to risks attendant with such custody arrangements. If such custodians were to become insolvent, or suffer from hacking or cybersecurity or other technical failures, or if our assets were to be misused or lost, we may lose ownership or control of our crypto assets, and we may not be able to recover our losses through legal or other channels.

●	The assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets could adversely impact our business, operating results and financial condition.

●	If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Relating to Doing Business in the PRC

●	We conduct a portion of our business operations in China and are subject to the attendant risks of operating in China, including risks arising from our corporate structure to investors, risks arising from the legal system in China, including the enforcement risks and regulatory risks resulting from political and regulatory changes which may be swift and unexpected.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

●	Our ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor if such auditor is located in China. The delisting or prohibition of trading of our ordinary shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

●	If we do not comply with PRC regulatory requirements with respect to our listing on Nasdaq, our future securities offerings and other securities offerings by our shareholders, we may be subject to regulatory penalties in China.

●	We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Regulation and censorship of information disseminated over the internet in the PRC could adversely affect our business in China, and we could be liable for information displayed on, retrieved from or linked to our website.

●	A failure by our shareholders or beneficial owners who are PRC citizens or residents in the PRC to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

●	A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

Risks Relating to Our Ordinary Shares

●	The trading price of our shares could be volatile, which would result in substantial losses to investors.

●	Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our ordinary share price to decline.

●	If we fail to maintain the Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our shares could face the risk of being delisted.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to, and we plan to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This might afford less protection to holders of our shares.

●	Anti-takeover provisions in our charter documents could discourage a third-party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct parts of our operations in the PRC and Hong Kong and because some of our directors and officers reside outside the United States.

●	Compliance with rules and requirements applicable to public companies could cause us to incur increased costs, which could negatively affect our results of operations.

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

Several other foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of crypto assets as “securities.”

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

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our Company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang Public Security Bureau wrongly seized the digital assets hardware cold wallet belonging to the Company, along with the cryptocurrencies stored in the hardware cold wallet. Our Company has since undergone major management personnel changes. If any gaps in our risk management processes and policies were to arise, such deficiencies could adversely impact our business, operating results and financial condition. In turn, such deficiencies would require our Board and management to make appropriate changes to our risk management processes and policies.

If we expand our crypto asset mining and related activities in the future, any increased holdings of crypto assets may cause us to become deemed as an investment company under the Investment Company Act of 1940.

The Company currently does not have plans to mine, transact or invest in any type of cryptocurrency other than mining Filecoins and transacting in Filecoins and disposing of Bitcoins it already holds. We may from time to time reassess our business plans and it is possible that we may determine to increase our efforts, resources or investments into Filecoin mining and/or transactions. Whether we determine to do so depends on a cost-benefit analysis, where we will take into account the expected costs and expenses associated with us mining activities, the mining return rate, the market prices and price trends of such crypto assets, as well as the characterization of such crypto assets pursuant to SEC guidance and U.S. court rulings. We shall strictly abide by all applicable SEC guidance and U.S. court rulings, and we have no intention to challenge any such decisions and guidance through the court process. We will at all times act in the best interests of shareholders as a whole, and we will only undertake any business ventures in a manner which is beneficial to our shareholders as a whole. If we determine to mine, invest in or transact in cryptocurrencies, it would only be because our management has determined that such endeavor is likely to bring economic benefits to our shareholders as a whole. If in the event that we decide to mine, invest in or transact in cryptocurrencies that constitute “securities” pursuant to SEC guidance or U.S. court rulings, we will expect to incur substantially more compliance costs with respect to such activities and therefore the financial performance of the Company will likely suffer from such decision. However, as of the date of this report, we currently do not have plans to mine, transact or invest in any type of cryptocurrency, other than mining and transacting in Filecoins or disposing of Bitcoins held. Regardless, if our holding of securities exceed 40 percent of the value of our total assets, we may become regarded as an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) and we may have to cease our operations due to the prohibitively high costs associated with being an investment company. We intend to monitor our holdings of Filecoin and other securities to ensure that we do not become regarded as an “investment company.” See also “Risk Factors — If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

If regulatory changes or interpretations require the regulation of Bitcoins under the Securities Act and Investment Company Act by the Commission, we will be required to comply with such regulations. Any disruption of our operations in response to the changed regulatory circumstances would likely have a material adverse effect on us and investors may lose their investment.

Current and future legislation and the Commission rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoins are treated for classification and clearing purposes. As of the date of this report, we are not aware of any rules that have been proposed to regulate bitcoins as securities. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law. Such regulatory changes as to the classification of Bitcoin may result in extraordinary, non-recurring expenses to us, thereby materially and adversely impacting our financial performance and your investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may have to modify or cease certain aspects of our operations, resulting in negative impacts on our financial results.

To the extent that digital assets including bitcoins and other digital assets we may own are deemed by the Commission to fall within the definition of a security in the future, we may be required to register and comply with additional regulations under the 1940 Act, including additional periodic reporting and disclosure standards and requirements and the registration of our Company as an investment company. Additionally, one or more states may conclude bitcoins and other digital assets we may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us since we would likely not comply. Such additional registrations may result in extraordinary, non-recurring expenses of our Company, thereby materially and adversely impacting our Company’s financial performance. Because we may not have the resources to comply with such additional regulatory and registration requirements under the 1940 Act, we may seek to modify or cease all or certain parts of our operations. Any such action would likely adversely affect an investment in us and investors may suffer a complete loss of their investment in our Company.

We have a limited operating history in the evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We disposed of our business of providing integrated B2B services to food service suppliers and customers in July 2019. We started to provide blockchain technical services in May 2019. Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, we disposed of the Chinese companies of the blockchain technical services business controlled through VIE agreements in January 2022. We commenced cryptocurrency mining operations in 2021 and expanded this line of business in the U.S. in December 2022. We commenced business consultation services in August 2022, assisting global corporate clients in developing business in the United States, helping the clients improve operations and compliance, achieving market entry and expansion, as well as introducing and coordinating professional service institutions. We completed the acquisition of a US broker dealer firm in December 2024, and successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”) in March 2025, which qualifies us to provide investment banking services, such as financial advisory services, as well as mergers or initial public offering underwriting services.

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

Since October 2021, cryptocurrency mining has become one of our major businesses, and we have recorded historical losses and negative cash flow from our operations of cryptocurrency mining business when the value of cryptocurrency we mine does not exceed our associated costs. The persistent losses incurred in our Filecoin mining operations since December 2022 are primarily attributable to our inadequate utilization of the Web3 decentralized storage infrastructure that we acquired. Since December 2024, by collaborating with an affiliated company of a Filecoin Foundation member, we obtain the opportunity to further improve our utilization of the Web3 decentralized storage infrastructure and generate more revenue. However, future market prices of the cryptocurrency are difficult to predict, and we cannot guarantee that our future mining revenue will exceed our associated costs.

Since August 2022, our business consultation services have brought us some profits and positive cash flow, but our business consultation services revenue is still relatively small and cannot offset the operating losses in o ur cryptocurrency mining business. Further, as part of our strategic growth plans, we have made capital investments in expanding and vertically integrating our business consultation and investment banking services operations, including the expansion of our professional service team, as well as our marketing team and advertising budget. However, we cannot guarantee that our business consultation and investment banking services will continue to generate operating profits and positive cash flows.

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

Our success heavily depends upon the continued services of our management. In early May 2022, the Company restructured its executive team after the absence and later resignation of Wei Zhu, the Company’s former co-chief executive officer and acting chief financial officer and the Company’s board of directors had a significant change in 2022. Currently, we rely on the expertise and experience of Mr. Shi Qiu, our chief executive officer, Ms. Qian Sun, our chief operating officer, and Mr. Yukuan Zhang, our chief financial officer, as well as our other executive team. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, internal expertise and key professionals and staff members.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2024 was not effective. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our shares and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our strategic initiative to achieve an effective storage capacity of not less than 200PiB for Filecoin’s mining business by the end of 2025, and achieve an effective storage capacity of not less than 800PiB for Filecoin’s mining business by the end of 2027, could expose us to financial risks, particularly due to the volatile nature of Filecoin’s value. Although currently the market value of the Filecoins held by us constitutes a minor fraction of our total assets, its influence on our revenue is considerably more pronounced. This disparity means that our operational results are susceptible to swings in Filecoin’s market value. If the value of Filecoin was to escalate significantly (e.g., $50 per Filecoin), the proportionate value of our holdings could become a dominant aspect of our asset base. This appreciation might inadvertently categorize us as an investment company under the Investment Company Act of 1940, introducing additional regulatory and compliance implications, which could disrupt our business model and impact our fiscal health. See also “Risk Factors — If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

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

Certain high profile criminal investigations and bankruptcy cases in the U.S., such as those involving FTX and Celsius, highlight the risks of holding crypto assets on third party platforms. In such cases, it is anticipated that account holders of such platforms will be unlikely to recover the crypto assets they deposited, and are likely to recover only a fraction of the monetary value of their deposited assets through the bankruptcy and legal framework, if at all. Even if such platform operators maintain insurance policies to compensate account holders for their losses, certain claims and payouts may be barred by the terms of the insurance policies, especially in the event of fraud, and any insurance policy payout may not make losses whole and could take substantial periods of time to materialize, if at all. In particular, the insurance maintained by Coinbase with which we store our cryptocurrency is shared among all of Coinbase’s customers, is not specific to our Company and may not be available or sufficient to protect our Company from all possible losses or sources of losses. We may be forced to share such insurance proceeds with other clients or customers of Coinbase, which could reduce the amount of such proceeds that are available to us.

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

A portion of our business is conducted in the mining, holding and trading of cryptocurrencies. Such holdings may increase in the future. We may also decide in the future to mine or transact in other types of cryptocurrencies, which may constitute securities under U.S. law, although we have not presently determined definitively the type of cryptocurrencies we may mine or transact in in the future. We will consult with our legal advisers and abide by all SEC guidance and court rulings in this regard and monitor our activities in securities transactions, but we currently do not have plans to mine any type of cryptocurrency that constitute “securities” under U.S. law. We have been carrying out the Filecoin mining business since December 2022. As of the date of this annual report, our six nodes on the Filecoin blockchain have exceeded storage capacity of 109PiB.

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

Risks Relating to Doing Business in the PRC

We conduct a portion of our business operations in China and are subject to the attendant risks of operating in China, including risks arising from our corporate structure to investors, risks arising from the legal system in China, including the enforcement risks and regulatory risks resulting from political and regulatory changes which may be swift and unexpected.

We are not a Chinese operating company but a Cayman Islands holding company with a portion of our operations conducted by our PRC subsidiaries. Prior to 2022, the majority of our operations were based in mainland China. During 2022, we divested our software development business in mainland China, established a new management team, and relocated our headquarters to the United States with the newly established Hong Kong office as the operational hub for our business in the Asia Pacific region. As a result of the recent operational reorganization, the majority of our operations are currently based in the U.S. while part of our back-office and accounting team in mainland China.

Investors in our securities are purchasing equity interest in MFH Cayman, a holding company incorporated in the Cayman Islands with business operations in China and the U.S. and therefore, investors may never hold equity interests in any of our Chinese operating entity(ies). This operating structure may involve unique risks to investors. Investors may never hold equity interests in our Chinese operating subsidiaries. Chinese regulatory authorities could disallow this structure. There are significant legal and operational risks associated with being based in or having a portion of business operations in China. Any of such risks and uncertainties could result in material changes in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to exert influence on the ability of a company with operations in China to conduct business therein.

Our operations in mainland China are governed by PRC laws and regulations. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system can change and evolve quickly with little advance notice. The interpretation and enforcement of relevant PRC laws and regulations are subject to changes and uncertainties. New PRC laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investments in mainland China could affect the business environment and our ability to operate our business in mainland China. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government has initiated a series of regulatory actions and has made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement and data privacy protection. As of the date of this report, as advised by Beijing Chuting Law Firm, our PRC legal adviser, we do not believe that MFH Cayman or our subsidiaries are subject to: (i) the cybersecurity review with the Cyberspace Administration of China, or CAC, as our products and services are not offered to individual users but to our institutional customers, we do not possess a large amount of personal information in our business operations, and our business does not involve the collection of data that affects or may affect national security, implicates cybersecurity, or involves any type of restricted industry; or (ii) merger control review by China’s anti-monopoly enforcement agency due to the fact that we do not engage in monopolistic behaviors that are subject to these statements or regulatory actions. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and, if any, the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments and listing of our securities on a U.S. or other foreign exchange.

Moreover, there is no assurance that the PRC government will not intervene in or impose restrictions on the ability of MFH Cayman and its subsidiaries to transfer cash or assets. The PRC government regulates the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may further formulate new laws and regulations on the access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange regulation system restricts our ability of obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends, if any, in foreign currencies to our shareholders. Moreover, under PRC laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. In addition, our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to make remittance to MFH Cayman or any of our offshore subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, as well as other regulatory principles, the funds raised by PRC domestic companies through overseas offerings should be repatriated to mainland China in a timely manner, either in Renminbi or in foreign currency. We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts through the online filing system of SAFE after the loan agreement is signed and at least three business days before the borrower withdraws any amount from the foreign loan. Furthermore, if we provide our PRC subsidiaries with capital contributions, such PRC subsidiaries is required to apply for registrations with the State Administration for Market Regulation, or the SAMR, or its local branches, submit a change report to the Ministry of Commerce or its local counterpart through the online enterprise registration system, and complete the exchange registration with qualified banks. We may not be able to obtain these government registrations or approvals, or complete these government filings on a timely basis, if at all. If we fail to receive such registrations or approvals or complete such filings, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a substantial portion of our management members reside within China for a significant portion of the time and many of them are PRC nationals. In particular, two of our directors and officers, Yukuan Zhang and Cong Huang are ordinarily resident in Mainland China, one of our directors, Hui Cheng, is ordinarily resident in Hong Kong, and the remaining of our directors and officers, Shi Qiu, Qian Sun, Wilfred Daye and Alan Curtis, are ordinarily resident in the United States. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as only a portion of them, Shi Qiu, Qian Sun, Wilfred Daye and Alan Curtis, currently resides in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

As advised by Beijing Chuting Law Firm, our PRC legal adviser, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

We operate subsidiaries in Hong Kong, and one of our directors, Hui Cheng, is ordinarily resident in Hong Kong. The Company conducted its own risk assessment and research on Hong Kong laws in relation to risks of enforceability set out in this “Risk Factors” section. Based on the Company’s own risk assessment and research, you may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the U.S. in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

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

Our ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor if such auditor is located in China. The delisting or prohibition of trading of our ordinary shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

In 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) became law. The HFCAA requires the SEC to identify public companies, or “Commission Identified Issuer”, that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that is located in a foreign jurisdiction, and the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. The HFCAA, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and reduces the time before our securities may be prohibited from trading or delisted. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result, in such event our ordinary shares may be delisted from Nasdaq.

Historically, we were conclusively identified by the SEC under the HFCAA as a “Commission Identified Issuer” on July 19, 2022, because our previous auditor, Shanghai Perfect C.P.A Partnership, the independent registered public accounting firm that issued the audit report in respect of our audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2021, was located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022.

The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of the independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ordinary shares would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Presently, we have retained Onestop Assurance PAC, which is headquartered in Singapore, as our auditor, which issued its audit report for our audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023. Onestop Assurance PAC has been inspected by the PCAOB on a regular basis and is not headquartered in Mainland China or Hong Kong and was not identified in the determination report dated December 16, 2021 by the SEC as a firm subject to the PCAOB’s determinations.

Notwithstanding the December 15, 2022 PCAOB report which vacated its December 16, 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, the PRC government and regulatory authority may in the future adopt positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. As a result of such, the PCAOB may determine in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future, and our ordinary shares may be delisted from Nasdaq. We may incur additional expenditures appointing a new auditor subject to PCAOB inspections in order to regain compliance with HFCAA and AHFCAA requirements. If our ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If we do not comply with PRC regulatory requirements with respect to our listing on Nasdaq, our future securities offerings and other securities offerings by our shareholders, we may be subject to regulatory penalties in China.

On February 17, 2023, the CSRC published the Filing Rules on Overseas Listings, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Filing Rules on Overseas Listings, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. MFH Cayman, under its previous name, “Wowo Limited”, completed its initial public offering and became listed on Nasdaq in 2015, and hence, such initial public offering was not subject to the Filing Rules on Overseas Listings.

If MFH Cayman or its subsidiaries: (i) inadvertently wrongly conclude that none of them is subject to the Filing Rules on Overseas Listings for any offering of securities, or (ii) the applicable provisions or interpretations under the Filing Rules on Overseas Listings change and MFH Cayman or any of its subsidiaries becomes subject to the Filing Rules on Overseas Listings in the future, such failure of us to fully comply with Filing Rules on Overseas Listings or such regulatory changes may significantly limit or completely hinder any sale of shares and our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

In addition, our future financing activities may become subject to the reporting or filing obligations to the CSRC according to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remains substantial uncertainty with respect to the interpretation and implementation of the Filing Rules on Overseas Listings as well as the Confidentiality and Archives Administration Provisions, we cannot assure you that we will not become subject to any reporting obligations thereunder.

Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we or our shareholders obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, future financing activities or any subsequent change in shareholding structure, we and our shareholders may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, completion of a securities offering or future financing activities may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.

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

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply with SAFE Circular 37 requirements. The rest of our PRC citizen or resident beneficial owners are also applying for registrations under SAFE Circular 37 with the relevant local counterpart of SAFE. However, we might not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, or will in the future make or obtain the necessary any applicable registrations or approvals as required by, SAFE Circular 37 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. Failure by us to amend the foreign exchange registrations in compliance with SAFE Circular 37 could subject us to fines or legal sanctions restrict our overseas or cross-border ownership structure, which could adversely affect our business and prospects.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens could subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated by SAFE on January 5, 2007 and amended on May 2016, a relevant guidance issued by SAFE in March 2007 and Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, on February 15, 2012 that replaces the guidance issued in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiaries of such overseas-listed company or other qualified PRC agents selected by such PRC subsidiaries, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. For participants who had already participated in an employee share option or share incentive plan before the date of the guidance, the guidance requires their PRC employers or PRC agents to complete the relevant formalities within three months of the date of the guidance. We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders could be subject to fines and legal or administrative sanctions.

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

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of February 28, 2023, we completed the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share, suspended our ADRs program and commenced trading our ordinary shares. As of April 15, 2025, we had 63,686,563 ordinary shares issued and outstanding. If part or all of these shares are sold in the public market or if any other existing shareholders sell a substantial amount of their shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If we fail to maintain the Nasdaq minimum market value of publicly held shares, minimum bid requirements or minimum stockholder equity standard, our shares could face the risk of being delisted.

If we fail to maintain compliance with Nasdaq’s listing rules, such as the minimum bid price or minimum shareholder equity and other quantitative listing requirements, we could be subject to suspension and delisting proceedings. If the Company’s shares lose their listing status on Nasdaq, they would likely trade in the over-the-counter market or may not be quoted on any market, and selling such securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of such securities. A determination that our shares are “penny stocks” will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Any delisting from Nasdaq and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

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

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we plan to follow the home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. We have informed Nasdaq that we will follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3). Certain requirements of Rule 5600 are set out below:

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

You should also read “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

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

Shareholders of Cayman Islands exempted companies such as MFH Cayman have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies (apart from our memorandum and articles of association, special resolutions of our shareholders and the register of mortgages and charges). Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We ceased to be an “emerging growth company” and are no longer eligible for reduced disclosure requirements and exemptions applicable to emerging growth companies. Our loss of emerging growth company status will require additional attention from management and will result in increased costs to us, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. We have also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq, has requirements in corporate governance practices of public companies. We expect these rules and regulations to continue to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements could be especially difficult and costly for us because we might have difficulty locating sufficient personnel with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel could command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we might need to rely more on outside legal, accounting and financial experts, which could be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments to these rules, and we cannot predict or estimate the amount of additional costs we might incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Prior to July 2019, we provided integrated B2B services to food service suppliers and customers in China. On July 22, 2019, we divested our B2B services to food service suppliers and customers by selling all the issued and outstanding shares of New Admiral Limited, or New Admiral, our former wholly-owned subsidiary operating the B2B business, to Marvel Billion Development Limited, or Marvel Billion. After this divestment, we were no longer engaged in B2B services and our principal business at that point in time was focused on providing blockchain technical services. In the past, we designed and developed digital asset transaction platforms based on blockchain technologies for customers to facilitate crypto asset trading and asset digitalization and provided supplemental services for such platforms, such as customized software development services, maintenance services and compliance support services.

In March 2020, we acquired NBpay Investment Limited and its subsidiaries and VIE, a developer of asset transaction platform products based on blockchain technologies, attempting to advance the blockchain technical services business.

In August 2021, we added cryptocurrency mining as one of our main businesses. On October 22, 2021, we entered into a business contract with a collective mining service provider to provide computing power to a Bitcoin mining pool from October 2021 to April 2022. However, since May 2022, we have not conducted any business related to Bitcoin mining services.

Due to the extremely adverse regulatory measures taken by the Chinese government in 2021 in the field of digital currency production and transaction, our Board of Directors (“Board”) decided on December 10, 2021 to divest the VIEs, which were the Chinese operating companies of the related business controlled through VIE agreements, and the divestiture of such VIEs was completed on January 15, 2022. On January 28, 2023, we decided to write off NBpay Investment Limited and its subsidiaries, which had no meaningful assets or business nor employees.

In late February 2022, Wei Zhu, our former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses unrelated to our company’s operations and were detained by the Economic Crime Investigation Detachment of Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang Public Security Bureau wrongfully seized the digital assets hardware cold wallet which belonged to the Company, along with the cryptocurrencies stored therein.

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

On January 10, 2023, MFH Cayman entered into an asset purchase agreement (the “S19 Pro Purchase Agreement”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of USD$9,000,000. From April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment, and readjusted the Company’s business structure and the future development plan. Considering the increasing difficulty of Bitcoin mining and the general losses by top Bitcoin mining enterprises, we had initially decided to reduce the scale of procurement of Bitcoin miners and reduce the Company’s investment in Bitcoin mining. As such, MFH Cayman and Jinhe entered into an amendment (the “Amendment”) to the S19 Pro Purchase Agreement, pursuant to which the parties agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total consideration of no more than $3.6 million. On March 10, 2024, MFH Cayman and Jinhe entered into a cancellation agreement (the “Cancellation Agreement”) to cancel the orders under the S19 Pro Purchase Agreement in its entirety. The Company currently does not mine Bitcoin and going forward, it has no plans to resume Bitcoin mining.

On March 7, 2024, considering the uncertainties in the digital payment industry, the Company decided to suspend its development plan related to its digital payment solutions and digital payment services, as well as its application for an MSB (Money Service Business) license. In particular, MFH Cayman has obtained the approval of its board of directors on March 7, 2024 to terminate its “digital payment solutions” and “digital payment services” businesses, which did not generate any meaningful revenue in the past.

Current Business Overview

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, such as assisting the clients in developing business in the United States, helping the clients improve operations and compliance, achieving market entry and expansion, as well as introducing and coordinating professional service institutions. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business and have been expanding our business into those two sectors, such as building up client base and acquiring the necessary licenses. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024. Please refer to the section “Digital payment solutions and services (Discontinued)”.

On July 15, 2022, MFH Cayman incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (mainly Filecoin mining) and consultation services. After the formation of Chaince Securities, Inc. in 2023, MFH Tech has gradually transferred its business consultation services to Chaince Securities, Inc. and is currently concentrating on providing distributed computing and storage services (mainly Filecoin mining).

On December 15, 2022, MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in MFH Cayman’s ordinary shares. The investment was made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data and to advance the Filecoin mining business. On December 20, 2022, MFH Cayman commenced Filecoin (“FIL”) mining operations. In January 2023, MFH Cayman transferred all of the Web3 decentralized storage infrastructure to MFH Tech, which serves as the operating entity for Filecoin mining and cloud storage services for distributed application product operators.

On April 12, 2023, MFH Cayman completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which is developing business consultation services and investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services). In May 2023, Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. In November 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates, which was completed in December 2024 through Chaince Securities, Inc.’s acquisition of Chaince Securities, LLC, previously known as JVDA, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”).

After making the adjustments of our business strategies in the past couple of years, the current focus of our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed computing and storage services; and (ii) Chaince Securities acting as the operating entity of business consultation services in North America, and with Chaince Securities, LLC focusing on providing investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) in the U.S., and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

Private Placements and other Transactions

On December 19, 2024, the Company entered into a Securities Purchase Agreement with a non-U.S. investor for a private placement offering, providing the sale and issuance of 1,470,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of US$10,010,700 at $6.81 per share. Such offering was closed on December 26, 2024. Upon closing, the Company issued a total of 1,470,000 Ordinary Shares to the purchaser following receipt of a total purchase price of US$10,010,700.

On January 9, 2025, the Company entered into a Securities Purchase Agreement with a non-U.S. investor for a private placement offering, providing the sale and issuance of 1,370,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of US$8,041,900 at $5.87 per share. Such offering closed on January 16, 2025 and upon closing, the Company issued a total of 1,370,000 Ordinary Shares to the purchaser following receipt of a total purchase price of US$8,041,900.

On February 3, 2025, the Company entered into a securities purchase agreement with a non-U.S. investor in connection with the issuance of an unsecured convertible promissory note dated February 3, 2025 (the “2025 Note”) in the principal amount of $3,500,000 with five percent (5%) per annum simple interest, due to mature on February 3, 2026 (the “Maturity Date”). An original promissory note dated February 2, 2023 (the “2023 Note”), issued by the Company to such purchaser pursuant to the securities purchase agreement dated January 31, 2023, had an initial principal amount of $9,000,000, of which the Company repaid $1,500,000 upon its original maturity, and the remaining principal of $7,500,000 was extended under an amendment dated February 2, 2024 (the “2024 Note”); (ii) upon the maturity of the 2024 Note, the Company repaid an additional $4,000,000, reducing the outstanding principal to $3,500,000; and (iii) upon issuance of the 2025 Note under the securities purchase agreement dated February 3, 2025, the 2023 Note, as amended, was satisfied in full and deemed fully paid, with no further obligations owed by the Company under the 2023 Note or the 2024 Note. The 2025 Note is subject to a variable conversion price, which is 90% of the closing price of the Company’s ordinary shares, as reported on Nasdaq.com, on the trading day immediately preceding the date of the conversion notice, subject to a floor conversion price of $1.402 per share. The purchaser has the right during two selected periods before the Maturity Date, being the fifteen-day period preceding the calendar date six months after the issuance date of February 3, 2025 (the “First Election Period”), as well as the fifteen-day period preceding the Maturity Date (the “Second Election Period”), at its election, to convert all or any portion of the principal amount but excluding all interest into fully paid and non-assessable ordinary shares of the Company.

Corporate Information

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

Business Segment 1 – Business consultation services

Through Chaince Securities, Inc., Ucon and Lianji Future, we provide comprehensive business consultation services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. Chaince Securities, Inc., Ucon and Lianji Future also assist corporate clients in the Asia Pacific region in developing business in the United States, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions.

●	Target customers or clients: the business consultation services mainly serves clients from Greater China, Southeast Asia, and North America.

●	Fee structure: the general fee structure for the business consultation services is composed of cash payment and/or bonus shares upon reaching certain milestones or meeting certain performance requirements.

●	Location: the business consultation services will be based in the offices in Shenzhen, Hong Kong and New York, covering Greater China, Southeast Asia and North America.

From August 2022 to December 31, 2023, the business consultation services were primarily conducted through the U.S. subsidiary MFH Tech. From November 2023, Chaince Securities, Inc. took over as the main operating entity of our business consultation services, and MFH Tech has begun to concentrate on distributed computing and storage services.

For example, in August 2022, MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech served as a business consultant in order to: a) assist the client in establishing an operating entity in the United States and assist its operations; b) introduce American entertainment media industry related resources; and c) introduce capital market related resources, including auditors, lawyers and investment banks, to assist the client in developing financing strategies and plans in the US capital markets. On August 1, 2023, MFH Tech signed a supplementary comprehensive service agreement with the same Chinese media company, pursuant to which MFH Tech continued to assist the client in providing management consulting services and introducing professional service agency resources. MFH Tech recognized consultation services revenue of $140,000 and $301,975 for the years ended December 31, 2023 and 2024, respectively, based on the percentage-of-completion.

Chaince Securities, Inc. signed a consulting agreement with an American logistics company in November 2023 to act as a business consultant to help the client improve the corporate governance and internal accounting management in preparation for its becoming a public company in the future. At the end of 2024, Chaince Securities received $100,000 from this logistics company in accordance with the terms of such consulting agreement. Chaince Securities signed another two consulting agreements with two clients from China in March 2024, and signed one client from Singapore in July 2024, to act as the business consultant for the similar work scope for the American logistics enterprise client.

To enhance our clientele in the Asia Pacific region and provide superior services, Ucon is currently establishing a business consultation services team in Hong Kong and Shenzhen. This strategic move will enable our corporate group to effectively expand the operations and cater to the growing demands of clients in the Asia Pacific region. Presently, Ucon is in advance negotiations with several Asian clients to provide them with comprehensive business consulting to enter the US market. It is expected that Ucon will reach agreements and sign contracts with one or two new corporate clients in 2025.

Business Segment 2 – Investment banking services

On April 12, 2023, MFH Cayman completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which is developing business consultation services and investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services). In May 2023, Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates (“Delaney”), an investment advisory firm and FINRA licensed broker dealer. In 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates which was completed in December 2024 through the acquisition of JVDA, LLC, which has changed its name to Chaince Securities, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from FINRA. Chaince Securities, Inc. and its subsidiary Chaince Securities, LLC will be able to provide more comprehensive professional services to corporate clients that wish to become publicly traded in the United States, including financial advisory services and brokerage services.

●	Target customers or clients: The investment banking services business of Chaince Securities, LLC mainly target clients from Greater China, Southeast Asia, and North America.

●	Fee structure: The fees of Chaince Securities, LLC are generally payable by the client by tranches upon reaching certain project milestones, such as upon first filing with the relevant regulator or upon completion of a project.

●	Location: Investment banking services will be based in the offices in Shenzhen, Hong Kong and New York, covering Greater China, Southeast Asia and North America, respectively.

●	Milestones or Timetables: The fees of Chaince Securities, LLC are generally payable by the client by tranches upon reaching certain project milestones, such as upon first filing with the relevant regulator or upon completion of a project.

Chaince Securities is building a professional team in New York to carry out financial advisory services and brokerage services, and is also building a market promotion and customer service team stationed in Hong Kong and Shenzhen to develop more clients.

1) Financial advisory services

The financial advisory services undertaken through Chaince Securities, LLC will focus on providing comprehensive financial services to corporate clients in emerging countries and regions planning to enter the US capital markets, such as providing capital operation plans, private equity financing services, investment consulting services, and mergers and acquisitions services to the clients.

The financial advisory services undertaken by Ucon will be based in Shenzhen and Hong Kong. Together, Chaince Securities, LLC and Ucon will cover clients from Greater China, Southeast Asia and North America.

2) Underwriting services

In addition to the financial advisory business, Chaince Securities, LLC may make securities underwriting an important part of the investment banking services business, in order to provide more comprehensive financial services for the corporate clients. We will decide whether to carry out other investment banking services, such as securities brokerage and asset management based on the Company’s future business development.

Chaince Securities’ brokerage services will mainly be located in the New York office, serving clients in Greater China, Southeast Asia, and North America. Ucon will also promote Chaince Securities’ U.S. brokerage services to clients in Hong Kong and Shenzhen.

Business Segment 3 – Distributed computing and storage services

In August 2021, we added cryptocurrency mining as one of our main businesses going forward. Cryptocurrency mining is an important part of the corporate group’s distributed computing and storage services business. As of the date of this report, all of the distributed storage and computing service revenue comes from cryptocurrency mining business, specifically from the Bitcoin mining (discontinued) and Filecoin mining.

1)	Bitcoin mining

From October 2021 to April 2022, Ucon had the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises as Ucon was a contracting partner with a pooled Bitcoin mining service provider. During such period, Ucon registered as a user on the F2 pool website, complied with the general terms and conditions required to join the mining pool published on the F2 pool website, and contributed computing power to the mining pool. In exchange for providing computing power, Ucon was entitled to and received a fractional share of the fixed Bitcoin awards the mining pool operator received. Ucon’s fractional share was commensurate to the proportion of computing power Ucon contributed to the mining pool operator as part of the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of part of the ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration Ucon received, if any, was noncash, in the form of Bitcoins, which Ucon measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time Ucon earned the award from the pools. These considerations are all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully placed a block (by being the first to solve an algorithm) and we received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. Ucon earned $783,090 in Bitcoin mining revenue from the pooled mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021.

On January 10, 2023, MFH Cayman entered into the S19 Pro Purchase Agreement with Jinhe, providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of US$9,000,000 in cash. The S19 Pro offered cutting-edge technology and were the highest quality machines then available on the market in early 2023. The decision to purchase these machines was made with the intention of providing the Company with a competitive edge in the cryptocurrency mining sector, and an increase in revenue relative to cost, due to their efficiency and overall cost-effectiveness. However, from April to June 2023, our management reassessed the potential adverse effects of changes in the Company’s business environment and readjusted the Company’s business structure and the future development plan. Considering the increasing difficulty of Bitcoin mining in general and certain losses suffered by a number top Bitcoin mining enterprises, we initially decided to reduce the procurement scale of Bitcoin miners and reduce the Company’s investment in Bitcoin mining. On May 31, 2023, MFH Cayman and Jinhe Capital Limited entered into an amendment to the S19 Pro Purchase Agreement (the “Amendment”), pursuant to which the parties had agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. On March 10, 2024, MFH Cayman and Jinhe entered into the Cancellation Agreement, cancelling the orders under the S19 Pro Purchase Agreement in its entirety. No Bitcoin mining machines were delivered to MFH Cayman by Jinhe, due to supply chain disruptions, and MFH Cayman has since recovered the $3 million advance payment made to Jinhe.

From May 2022 to the date of this report, our corporate group, including MFH Cayman and all of its subsidiaries, have not engaged in any Bitcoin mining business, and we did not record any revenue from Bitcoin mining in the years ended December 31, 2023 and 2024. Going forward, we have no plans to resume any Bitcoin mining business in the foreseeable future.

2)	Filecoin mining

a)	Filecoin network, Filecoin, and Filecoin mining

Public cloud data storage based on Web2 technologies has provided an alternative to on-premises storage infrastructure and forced changes in how data storage is consumed and paid for, no matter where it is located. Web2 technologies still have challenges; however, emerging Web3 technologies are designed to address these challenges. Web3 is a term used to describe the next iteration of the internet, one that is built on blockchain technology and is communally controlled by its users. Web3 is the idea of a new, decentralized internet built on blockchains, which are distributed ledgers controlled communally by participants. The Filecoin network, which has been storing customer data since 2020, uses Web3 technologies, with the goal of offering integrity, security, availability, data resilience, and low costs for storing enterprises and public data sets. Filecoin network applies blockchain technology to record and verify the storage and retrieval of data. The Filecoin blockchain is based on both proof-of-replication and proof-of-spacetime.

Filecoin is an open-source, public cryptocurrency and digital payment system intended to be a blockchain-based cooperative digital storage and data retrieval method. Filecoin is a peer-to-peer network that stores digital files, with built-in economic incentives and cryptography to ensure files are stored reliably over time. In the Filecoin network, data clients or users pay Filecoin to store their digital files/ data to the storage providers or Filecoin miners for storing, searching, and retrieving the data on the Filecoin network. Storage providers or miners are computers responsible for storing, searching and retrieving the customers’ digital files and proving they have stored them correctly over time. Anyone who wants to store their digital files or get paid in Filecoin for storing other users’ files can join the Filecoin network. The Filecoin network facilitates open markets for storing and retrieving files that anyone can participate in.

Compute nodes in the Filecoin network supply the processing, memory, network, and storage that virtual machine instances need. Specifically, the compute nodes maintain copies of the blockchain’s entire transaction history and verify the validity of new transactions and blocks. Running a node requires significant computational resources and storage capacity. There are two primary roles a node can play in the Filecoin network: storage and retrieval. For storage providers, nodes have the ability to contract with clients, offering to store their data for an agreed-upon period of time in exchange for Filecoins. Every storage provider proves that they are maintaining their files in every 24-hour window. Nodes that supply storage to the Filecoin network are termed storage providers (or miners).

In the Filecoin network, digital file storage and retrieval deals are negotiated in the open markets. Prices for storage and retrieval of data are determined by supply and demand, not a central pricing department. Filecoin miners compete with each other based on their storage, reliability, and speed and their track records are published on the blockchain.

Generally speaking, Filecoin miners need to have the requisite collateral, hardware and technical expertise. Filecoin miners are generally existing service companies that provide on-ramps for organizations to leverage the benefits of the Filecoin network. Filecoin miners must preserve the data for the duration of each deal, which are on-chain agreements between a client and the storage provider or miner. Filecoin miners must be able to continuously prove the availability and integrity of the data they are storing. Every storage sector of 32 GiB or 64 GiB gets verified once in each 24-hour period.

Filecoin miners generally have Filecoin or FIL wallets and can add FIL to them. Providing storage capacity to the Filecoin network requires a Filecoin miner to provide a number of FIL as collateral in accordance with the proof-of-stake protocols, which is proportional to the storage hardware committed by the miner.

b)	MFH Tech’s Filecoin mining operations

On December 15, 2022, MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5.98 million, payable in MFH Cayman’s ordinary shares. On December 20, 2022, MFH Cayman commenced Filecoin (“FIL”) mining operations. In January 2023, MFH Cayman transferred all of the Web3 decentralized storage infrastructure to MFH Tech, which serves as the operating entity for Filecoin mining and cloud storage services for distributed application product operators. MFH Tech has leased its Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and entered into the Filecoin network as a storage provider or miner by registering as a user on the Filecoin network, complying with the general terms and conditions required to become a storage provider published on the Filecoin network.

MFH Tech utilizes the Web3 decentralized storage infrastructure to provide data storage services to the end customers through the Filecoin network. Providing storage capacity in digital asset transaction verification services is an output of MFH Tech’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin network. The transaction consideration MFH Tech receives , if any, is Filecoins, being noncash consideration, which MFH Tech measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time MFH Tech has earned the award from the Filecoin network. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and MFH Tech receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. For the years ended December 31, 2022, 2023 and 2024, MFH Cayman and MFH Tech earned $348, $285,928 and $513,405 in revenue from Filecoin mining operations, respectively.

The Web3 decentralized storage infrastructure MFH Cayman acquired in December 2022 is expected to achieve a maximum original storage capacity (the “Raw Byte Power”) of approximately 100PiB. A pebibyte (PiB) is a unit of measure that describes data capacity. One pebibyte (PiB) equals 1,024 tebibyte (TiB) or 1,048,576 gibibyte (GiB) or 1,125,899,906,842,624 bytes. We originally planned to use the storage capacity for Filecoin mining and provide cloud storage services to other distributed application product operators. However, due to the continued low market prices of Filecoin in 2023 and 2024, as well as the declining average return on unit computing power of Filecoin mining, at the end of 2024, we had not opened enough compute nodes to achieve the initial target of 100PiB storage capacity. Therefore, the Web3 decentralized storage infrastructure was not fully utilized during fiscal year 2023 and 2024. However, these Web3 decentralized storage infrastructures were recognized for depreciation costs on a straight-line basis, which resulted in significant losses for our business of providing distributed computing and storage services in 2023 and 2024. Apart from the Filecoin mining business, we have not utilized the infrastructure for any other cryptocurrency mining business, and nor have we provided cloud storage services to any other distributed application product operators.

MFH Cayman established the first node account (f01997159) (“Filecoin Node 1”) on the Filecoin network in December 2022, and MFH Cayman transferred Filecoin Node 1 as well as all of the Web3 decentralized storage infrastructure to MFH Tech in January 2023. MFH Tech established the second node account (f02096915) (“Filecoin Node 2”) on the Filecoin network in March 2023. As of December 31, 2024, Filecoin Node 1 and Node 2 ceased their operation due to their low effective storage capacities.

Mining under Filecoin Plus with technical support from Origin Storage

In December 2023, MFH Tech decided to adopt the new Filecoin mining method “Filecoin Plus” to expand the Filecoin mining business and gradually replace Filecoin Nodes 1 and 2 by opening new ones operating with Filecoin Plus.

On December 5, 2023, MFH Tech signed a Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). MFH Tech has since used Origin Storage’s technology to identify and store more valuable data, such as commercial grade information, on its Web3 decentralized storage infrastructure and conduct Filecoin mining business under the guiding principles of Filecoin Plus, which is a set of principles focused on making Filecoin to become the decentralized storage network for humanity’s important information.

The material terms of the Filecoin Mining Service Contract with Origin Storage are as follows:

Scope of services

Origin Storage will provide certain services to MFH Tech, which are Storage Server services, Computing Sealing Server services and technical services.

“Storage Server” services generally refer to the hardware services that allow the storage of data for the purpose of mining on the Filecoin network.

“Computing Sealing Server” services generally refer to the provision of hardware used for Sector Sealing, which is the process to encode the data in the Filecoin storage network.

Origin Storage will distribute the earned mining rewards in the form of Filecoins to us on a daily basis, subject to relevant service fees and blockchain transaction fees. MFH Tech shall provide the Filecoin collateral required for Filecoin mining.

Payment terms

A total of $48,648 is payable by MFH Tech upon the signing of the agreement for storage software services and data services. 4% of the mining rewards that MFH Tech receives shall be payable to Origin Storage during the term of this agreement.

Term of services	The term of services provided by Origin Storage will terminate 720 calendar days after the first Filecoin block is generated. The agreement may be terminated in the event of violation of law, breach of term or delay of payment due.

The new Filecoin mining method of Filecoin Plus is open-source information available on the Filecoin network. With the technical guidance and support of Origin Storage, MFH Tech has become capable of using and operating the open-sourced codes of Filecoin Plus to mine Filecoin and have been running two new Filecoin mining nodes (f02843151 and f02886019) (“Filecoin Node 3” and “Filecoin Node 4” respectively) since January 2024. Under the Filecoin Plus mining method, MFH Tech can identify, store, search and retrieve commercial grade information for clients and as a result, MFH Tech has received ten times (also called “quality adjusted power” in the setting of Filecoin mining) of the mining rewards in Filecoin for the same amount mining work MFH Tech does using the regular Filecoin mining method. Origin Storage has been providing technical services to MFH Tech’s mining team for MFH Tech’s mining operations to meet the standards of Filecoin Plus and receive the quality adjusted power and increased amount of Filecoin rewards. The original storage capacity is the actual storage capacity taken up by MFH Tech’s Web3 decentralized storage infrastructure. The effective storage capacity refers to the rate or ability of Filecoin rewards each unit of storage can generate. Because of the 10x quality adjusted power the Filecoin network is providing to miners using Filecoin Plus method, MFH Tech currently can use one unit of original storage to earn the same amount of Filecoin rewards that ten original storage units used to earn in the past before MFH Tech adopted Filecoin Plus. In that sense, we believe Origin Storage helped MFH Tech use the Filecoin Plus method to increase MFH Tech’s effective storage capacity by tenfold.

As of December 31, 2024, the aggregate effective storage capacity of Filecoin Nodes 3 and 4 reached and maintained at a level of 70PiB, exceeding the original target storage capacity of 60.4PiB, and utilizes only 7PiB of the original storage capacity (the “Raw Byte Power”) of MFH Tech’s Web3 decentralized storage infrastructure. However, due to the necessity to provide a substantial quantity of Filecoins stored in node accounts to meet the staking requirements of the main network for adding new Filecoin mining nodes, and MFH Tech’s insufficient availability of Filecoins, MFH Tech were unable to add additional Filecoin mining nodes in 2024.

Starting from December 2024, MFH Tech achieved a collaborative partnership with a company established by members of the Filecoin Foundation. This partnership will provide us sufficient additional Filecoins, enabling MFH Tech to meet the staking requirements for expanding our Filecoin nodes. As a mutually beneficial arrangement, we will remit approximately 50% of the Filecoin reward received by the cooperative node to our partner. In this way, the remaining storage capacity of MFH Tech’s Web3 decentralized storage infrastructure will have the opportunity to be fully utilized. By increasing the number of nodes, we anticipate a corresponding enhancement in revenue generation.

All such remaining storage capacity will be utilized and applied based on our cost-benefit analysis, with a focus on legal compliance, economic return, and shareholder value. We will consult our legal advisers and strictly abide by relevant SEC and U.S. court guidance on the legal classification of cryptocurrencies. However, such legal advice and assessment is not foolproof, and whether our activities require registration or the crypto assets we hold would be considered securities is a risk-based assessment, and not a legal standard binding on a regulatory body or court, and does not preclude legal or regulatory action despite any legal advice we receive to the contrary.

The Company currently does not have plans to mine, transact or invest in any type of cryptocurrency, whether or not they constitute “securities” under U.S. law, other than Filecoins. In addition, the Company does not intend to mine or invest in Bitcoins in the foreseeable future, other than disposing of Bitcoins it already holds.

c)	MFH Tech’s arrangement with Coinbase

In January 2023, MFH Tech signed a Coinbase Prime Broker Agreement with Coinbase, Inc. The agreement includes the Coinbase Custody Custodial Services Agreement (the “Custody Agreement”) and the Coinbase Master Trading Agreement (the “MTA”). The agreement sets forth the terms and conditions pursuant to which the Coinbase Entities will open and maintain the prime broker account for MFH Tech and provide services relating to custody, trade execution, lending or post-trade credit (if applicable), and other services for certain digital assets. As of the date of this report, we, including MFH Cayman and all of its subsidiaries, do not own and/or hold crypto assets on behalf of third parties. The material terms of the Coinbase Prime Broker Agreement with Coinbase include the following:

Scope of services	Coinbase shall open a trading account for MFH Tech as the client on its Trading Platform consisting of linked accounts at Coinbase and Coinbase Custody, each accessible via the Trading Platform. The Trading Platform shall provide MFH Tech with access to trade execution and automated trade routing services and Coinbase Execution Services to enable MFH Tech to submit orders to purchase and sell specified digital assets in accordance with the MTA and the Coinbase Trading Rules.

Acknowledgement of risks	MFH Tech is required to acknowledge that digital assets are not legal tender, are not backed by any government, and are not subject to protections afforded by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation; transactions in digital assets are irreversible, and, accordingly, digital assets lost due to fraudulent or accidental transactions may not be recoverable; and any bond or trust account maintained by Coinbase entities for the benefit of its customers may not be sufficient to cover all losses incurred by customers.

Limitation of liability	Coinbase has disclaimed all liability to us other than with respect to gross negligence, fraud or willful misconduct. Coinbase has also limited its liability to not more than the greater of aggregate fees paid by us in the 12-month period before the event giving rise to liability and the value of the supported digital assets on deposit in MFH Tech’s custodial account, and subject to an upper limit of US$100,000,000.

Coinbase also disclaims liability for force majeure events.

Termination	Generally, either party may terminate the Coinbase Prime Broker Agreement by providing at least 30 days’ prior written notice to the other party, subject to the fulfilment of MFH Tech’s contractual obligations.

Coinbase also has the right to suspend, restrict or terminate the Prime Broker Services, including by suspending, restricting or closing the accounts, for cause, which includes contractual breach or insolvency events, any facts regarding the financial, legal, regulatory or reputational position which may affect MFH Tech’s ability to comply with contractual obligations, in accordance with law, or if the account is subject to any pending litigation, investigation or government proceeding.

Payment terms	MFH Tech shall pay the initial Storage Fee on the earlier of: (i) the first date that Client’s Digital Asset balance on deposit in the Custodial Account or Coinbase Inc. Custodial Account, as applicable, is equal to USD $50,000 notional; or (ii) three months from the Effective Date.

The material terms of MFH Tech’s custody arrangements with Custody Agreement include the following:

Scope of custodial services

Coinbase Custody shall provide MFH Tech with a segregated custody account controlled and secured by Coinbase Custody to store certain digital assets supported by Coinbase Custody, on its behalf.

Coinbase Custody is a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Investment Advisers Act of 1940, as amended, and is licensed to custody Client’s Digital Assets in trust on MFH Tech’s behalf.

Digital assets in the custodial account shall (i) be segregated from the assets held by Coinbase Custody as principal and the assets of other customers of Coinbase Custody, (ii) not be treated as general assets of Coinbase Custody, and except as otherwise provided in the agreement, Coinbase Custody shall have no right, title or interest in such digital assets, (iii) constitute custodial assets and MFH Tech’s property. In addition, Coinbase Custody shall maintain adequate capital and reserves to the extent required by applicable law and shall not, directly or indirectly, lend, pledge, hypothecate or re-hypothecate any digital assets in the custodial account.

Coinbase Custody reserved the right to refuse to process or to cancel any pending custody transaction to comply with applicable law or in response to a subpoena, court order or other binding government order, or to enforce transaction, threshold and condition limits, or if Coinbase Custody reasonably believes that the custody transaction may violate or facilitate the violation of an applicable law, regulation or rule of a governmental authority or self regulatory organization.

Custody Obligations	Coinbase Custody shall keep timely and accurate records as to the deposit, disbursement, investment and reinvestment of the digital assets, as required by applicable law and in accordance with Coinbase Custody’s internal document retention policies. Coinbase Custody shall also obtain and maintain, at its sole expense, insurance coverage in such types and amounts as shall be commercially reasonable for the custodial services provided to MFH Tech.

Supported digital assets	The custodial services are available only in connection with those digital assets that Coinbase Custody, in its sole discretion, decides to support, which may change from time to time.

Transmission delays

Coinbase Custody requires up to twenty-four hours between any request to withdraw digital assets from MFH Tech’s account and submission of MFH Tech’s withdrawal to the applicable digital assets network. Since Coinbase Custody securely stores all digital assets private keys in offline storage, it may be necessary to retrieve certain information from offline storage in order to facilitate a withdrawal, which may delay the initiation or crediting of such withdrawal. MFH Tech acknowledged and agreed that a custody transaction may be delayed.

Coinbase Custody makes no representations or warranties with respect to the availability and/or accessibility of (1) the digital assets, (2) a custody transaction, (3) the custodial account, or (4) the custodial services.

Termination	If Coinbase Custody closes MFH Tech’s Custodial Account or terminates MFH Tech’s use of the Custodial Services, MFH Tech will be permitted to withdraw Digital Assets associated with its Custodial Account for a period of up to ninety (90) days following the date of deactivation or cancellation to the extent not prohibited (i) under applicable law, including applicable sanctions programs, or (ii) by a facially valid subpoena, court order or binding order of a government authority.

Storage Fee	The storage fee is $2,400 per year.

The following are additional terms regarding custody arrangements:

●	Manner of Storage Cold Storage: (i) Coinbase offers two storage options for the Client’s Digital Assets: Hot Vault Balance (hot storage) and Cold Vault Balance (cold storage). MFH Tech has the discretion to allocate its assets between these two storage options.

●	Coinbase is not contractually obligated to hold the customer’s crypto assets in cold storage: The choice of whether assets are held in hot or cold storage is at the customer’s sole discretion. However, transfers from the Cold Vault Balance have specific withdrawal procedures.

●	Security Precautions: Coinbase Custody mentions storing all Digital Asset private keys in offline storage. It also details the procedures surrounding Digital Asset transactions, such as the requirement for us to verify all deposit and withdrawal information. If Coinbase perceives a risk of fraud or illegal activity, Coinbase Custody has the right to delay any Custody Transaction.

●	Inspection Rights: There is no explicit mention of inspection rights granted to us regarding Coinbase’s operations, records or systems. Coinbase will provide electronic account statements to MFH Tech detailing its account activities, but it does not specify broader inspection or audit rights for MFH Tech. MFH Tech’s insurance providers do not have inspection rights associated with the crypto assets held in storage of which the auditors have confirmed.

●	Insurance: Coinbase Custody maintains, at its sole expense, insurance coverage in such types and amounts as commercially reasonable for the Custodial Services provided in the Coinbase Prime Broker Agreement. Coinbase maintains a commercial crime insurance policy which encompasses losses due to employee collusion or fraud, physical loss or damage of critical material, security breaches or hacks, and fraudulent transfers, including asset theft from both hot and cold storage. Additionally, Coinbase maintains cyber insurance, which covers loss of income and data recovery resulting from security failures leading to business interruptions, covering computer forensic costs, incident response legal fees, notification expenses, and privacy claims by regulators. Based on publicly available information, Coinbase maintains a commercial crime insurance policy of up to $320 million. The insurance maintained by Coinbase is shared among all of Coinbase’s customers, is not specific to MFH Tech or any specific Coinbase’s customers and may not be available or sufficient to protect MFH Tech from all possible losses or sources of losses. Coinbase’s insurance may not cover the type of losses experienced by MFH Tech . Alternatively, we may be forced to share such insurance proceeds with other clients or customers of Coinbase, which could reduce the amount of such proceeds that are available to us.

The information of the Company’s (including MFH Cayman and all of its subsidiaries) cryptocurrencies as of December 31, 2024 is as follows:

Type	Quantities	Type of the wallet stored	The geographic location
Filecoin	596,266.76	Hot wallet (Filecoin nodes)	United States
Filecoin	32,616.12	Hot wallet (Coinbase)	United States

As of December 31, 2024, the Company held in total 628,882.88 Filecoins with the carrying amount of $3,019,896, of which 104646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 274,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for our Filecoin mining business, about 150,000 Filecoins were borrowed from HDP Capital Management Limited to meet the pledge needs for our Filecoin mining business, and 204,173.88 Filecoins derived from our Filecoin physical mining business. Out of the 628,882.88 Filecoins, approximately 425,396 Filecoins were in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

Out of the 628,882.88 Filecoins, approximately 596,266.76 Filecoins were stored in MFH Tech’s Filecoin node accounts, which are usually considered as hot wallet accounts, and the remaining 32,616.12 Filecoins were stored in MFH Cayman’s hot wallet account in Coinbase.

On February 16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023 and 2024, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

As of December 31, 2024, MFH Cayman has 32616.121314 Filecoins stored in its crypto asset wallet account opened with Coinbase. Coinbase stores client assets using a combination of hot and cold storage wallets at the client’s option. Coinbase’s cold wallet storage facilities have multilayered physical security, including biometric access controls and are located in geographically dispersed, access-controlled facilities. Exact locations are confidential for added protection. Coinbase Custody is regulated as a fiduciary under New York State Department of Financial Services (NYDFS) BitLicense. It conducts regular audits and follows the strictest security standards including BIS 9001 for quality management. Hot wallets have bank-grade security, with features like whitelists, multistage controls, encrypted private keys never online, regular penetration testing and use of isolated “cold” signers. MFH Cayman’s cryptocurrencies held with Coinbase are currently stored in Coinbase’s hot wallet. Coinbase is a platform operating in the United States, and we can assume that all the aforementioned Filecoins MFH Cayman stores on the Coinbase platform are located within the United States, although the precise location is not publicly disclosed for security reasons. Furthermore, the trading instructions for Filecoins through the Coinbase platform ultimately rely on the authorization of the CEO of MFH Cayman whose workplace is in New York.

According to the general rules of the Coinbase platform, the Company’s relevant permissions and functions with regard to the Coinbase Platform are as follows:

●	Exclusive Ownership of Private Digital Keys: As the user, we have exclusive access to the account through username, password and often two-factor authentication (2FA). While the Coinbase platform may hold the private key, we, as the user, maintain exclusive ownership rights over the cryptocurrencies associated with those keys.

●	Software Functionality of the Coinbase platform: Transactions initiated by users are verified internally before being broadcast to the relevant blockchain. Most platforms, including Coinbase, employ sophisticated software infrastructure that prevents unauthorized access, detects suspicious activities and provides layers of security like encryption and firewalls.

●	Validation by Relevant Parties: Transactions made on the Coinbase platform are validated by the Coinbase platform itself before they’re confirmed on the blockchain. For transactions on public blockchains, once they leave the Coinbase platform, they are validated by the network’s nodes.

d)	Recent regulatory developments involving crypto assets

In May 2023, it was reported that a trust sponsor had requested for withdrawal of its registration statement filed with the SEC in deference to the requests in the SEC Staff’s letters, and that the SEC was of the view that Filecoins constituted “securities” under U.S. securities laws. Additionally, in June 2023, the SEC filed a lawsuit against Binance, and named Filecoin as, among other cryptocurrencies, constituting “securities” under U.S. securities laws. Such categorization, as well as further regulatory developments, new legislations and regulations, and changes in regulatory policy, may have materially adverse impacts on our business, financial condition and results of operations, as well as the price of our shares. As of December 31, 2024, the carrying amount of our Filecoin assets was $3,019,896, accounting for approximately 8.5% of our consolidated total assets. We plan to use all the remaining storage capacity of the Web3 decentralized storage infrastructure for cryptocurrency mining operations. If we are unable to significantly increase our non-cryptocurrency mining business in 2024 or the near future, based on the number of Filecoins and other cryptocurrencies we own and the percentage of revenue generated by cryptocurrency mining, such regulatory changes may have meaningful or substantial impacts on us.

In particular, we may become subject to more burdensome regulatory requirements under the Investment Company Act of 1940 if our holdings of securities, including crypto assets, exceed 40 percent of the value of our total assets. The value of such holdings may be volatile and change from time to time depending on market prices of such assets, such as the trading prices for Filecoins, which can inadvertently increase our holdings of securities relative to our total assets. See also “Risk Factors — Fluctuations in Filecoin value might impact our operating results and add to our regulatory compliance obligations under applicable law and regulation, including the Investment Company Act of 1940,” “Risk Factors — If we expand our crypto asset mining and related activities in the future, any increased holdings of crypto assets may cause us to become deemed as an investment company under the Investment Company Act of 1940” and “Risk Factors — If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

Moreover, to facilitate trading and realization of value, we may from time to time hold our crypto assets on third party platforms, such as with Coinbase. Such custody arrangements increase ease of transaction but require us to relinquish control over our crypto assets. To access such assets, we rely on the technical platform provided by such third party platforms and we are also subject to their terms of use. See “Risk Factors — Crypto assets deposited with third party custodians are subject to risks attendant with such custody arrangements. If such custodians were to become insolvent, or suffer from hacking or cybersecurity or other technical failures, or if our assets were to be misused or lost, we may lose ownership or control of our crypto assets, and we may not be able to recover our losses through legal or other channels.”

We are reviewing the recent legal and regulatory developments and we intend to alter our business focus and strategy whenever necessary to remain compliant with all applicable laws and regulations. Our revenue for 2023 and 2024 mainly came from the Filecoin mining business, but with the continuous expansion of our business consultation services business in 2024, as well as the development of our new financial advisory services, securities underwriting services and other brokerage services business after our acquisition of J.V. Delaney & Associates, we expect the cryptocurrency mining business to gradually become a lesser component of our business as opposed to the primary focus. However, we cannot provide any assurance that we will successfully develop a new line of business other than cryptocurrency mining. See also “Risk Factors — Certain crypto assets and cryptocurrencies have been identified as a “security” in certain jurisdictions, and we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

In addition, due to recent developments in the regulations of cryptocurrencies, particularly in the U.S., such as the creation of subcommittees of the House Financial Services Committee, the approval of custodians for digital assets securities, and the Security and Exchange Commission’s crackdown on illegal trading platforms, we have seen increases of the price volatility of various cryptocurrency assets. For instance, the price of Filecoins experienced sharp volatility in 2023 and 2024. Our total cryptocurrency asset holdings constituted less than 9% of our consolidated total assets as of December 31, 2024. As such, we believe that the immediate impact of such regulatory changes will be limited to us. We are closely monitoring the changes and trends in prices of cryptocurrencies, and we may make changes to our business focus and strategies in the future should the need arise. See also “Risk Factors — Our operating results may fluctuate and continue to fluctuate, including due to the highly volatile nature of crypto.”

Similarly, due to the increased price volatility of cryptocurrencies in general, individualized management failures, failures of internal control and oversight, as well as other macroeconomic or other factors, a string of bankruptcies have occurred in the crypto asset industry, including those of Genesis Global Capital, FTX, BlockFi, Celsuis Network, Voyager Digital and Three Arrows Capital. Such bankruptcies and adverse developments in the crypto asset industry and have not impacted and is not expected to materially and adversely impact our business, financial condition, customers, and counterparties, either directly or indirectly, as we are not a direct counterparty to such entities. We do not have any material assets that may not be recovered due to the bankruptcies of those named companies or may otherwise be lost or misappropriated. We are also not aware of any material direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets that have filed for bankruptcy, that have been decreed insolvent or bankrupt, that have made any assignment for the benefit of creditors, or have had a receiver appointed for them, that have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, that have the crypto assets of their customers unaccounted for; or that have experienced material corporate compliance failures. However, it is possible that these recent bankruptcies may have exacerbated the further pricing decline of certain cryptocurrencies, which may have imposed adverse impacts to our mining losses and/or value of the cryptocurrencies we hold.

Investors in our securities should be aware that engaging in cryptocurrency mining may result in certain environmental harms and transition risks related to climate change that may affect our business, financial condition and results of operations, as mining operations consume a substantial amount of power, which may contribute to increased carbon emissions. Recent policy and regulatory changes relating to limiting carbon emissions could impose additional operational and compliance burdens on our cryptocurrency mining operations, such as more stringent reporting requirements or higher compliance fees. There have also been recent market trends that may alter business opportunities for our industry, stemming from recent regulatory and policy changes in the jurisdictions in which we operate, where regulators have come out to state that certain cryptocurrencies constitute “securities” and that there would be increased regulation and oversight over businesses engaged in cryptocurrencies, which is highly power-consuming and poses environmental risks. These may lead to increased credit risks, which may lead to financiers and lenders being less willing to enter into business relationships with us, as well as increased litigation risks related to climate change in the jurisdictions in which we carry out mining operations, Some businesses as well as some investors may have also ceased accepting cryptocurrencies for certain types of purchases, and stopped investing in businesses involved in cryptocurrencies businesses, due to environmental concerns associated with cryptocurrencies mining, which may have adverse impacts on our business, financial condition, and results of operations. See “Risk Factors — Environmental concerns associated with cryptocurrencies mining could have adverse impacts on our business, financial condition, and results of operations.”

Blockchain technical services (Discontinued)

During the period from 2019 to the first half of 2021, blockchain technology services were the Company’s main business, which were mainly operated by the Chinese subsidiaries previously controlled through the VIE agreement (the “VIEs”). We discontinued the blockchain technology services and disposed of the VIEs in 2022 due to certain regulatory changes in the cryptocurrency industry.

In the past, we provided digital asset trading infrastructure solutions based on internet and blockchain technologies to our customers. These services included, among others, (i) comprehensive solutions in connection with digital asset transactions, (ii) platform-based products, such as transaction facilitation systems, trading systems, account management systems, operation management systems and mobile applications and (iii) a variety of supplemental services, such as customized software development services, maintenance services and compliance support services. We also launched an open, decentralized finance (DeFi) platform that designed to solve retail traders’ global problems of low liquidity and capital utilization, poor governance, token growth incentive deficiencies and slow transaction speeds. In addition, we developed an asset digitalization platform in the past, which was able to provide blockchain-based digitalization solutions for traditional assets, such as fiat currencies, bonds and precious metals.

Due to the regulatory changes in the digital asset industry, we currently do not and do not plan to in the future conduct any blockchain technical services related to the asset trading platform, asset digitalization platform and decentralized finance (DeFi) platform.

Digital payment solutions and services (Discontinued)

Based on our experience in the blockchain industry, MFH Tech originally intended to provide digital payment solutions, such as developing solutions for payment and wallet products, compliance solutions for payment and wallet products, creating economic model design for asset digitization projects, providing implementation plans to automate and standardize cross-border payments using smart contract technology, and providing digital payment related technical consulting services, for international clients in the blockchain field. MFH Tech had also planned to provide digital payment services to offer clients transfer and payment functions (excluding deposits, loans, and other related functions) with integrated blockchain technology in US dollars as the settlement currency for global compliance customers.

However, due to the significant changes in the blockchain industry in the past two years, and the accompanying increased regulatory scrutiny, we believe that such development would no longer be viable given the heightened regulatory compliance costs and resources required for such expansion. As such, MFH Cayman’s board has resolved in March 2024 to terminate MFH Tech’s business development plans in offering digital payment solutions and services.

Types Of Cryptocurrencies We Have Held

As of December 31, 2024 and as of the date of this report, we held one type of cryptocurrency, which is Filecoin. We received Filecoin through mining operations and borrowing.

On February 16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023 and 2024, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

The Company is currently still attempting to recover the wrongfully seized cold wallet and cryptocurrencies through administrative appeals. Considering the special situation of China’s public security and judicial system, the Company has not considered directly filing a lawsuit against the Public Security Bureau of Sheyang County. If the wrongfully seized cold wallet and cryptocurrencies cannot be recovered through administrative appeals, the Company will have to resort to litigation against the Public Security Bureau of Sheyang County and the relevant responsible persons. We together with our PRC counsel will continue to vigorously pursue the recovery proceeding, to regain our cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau.

Our intangible assets, net as of December 31, 2024 and 2023 consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Bitcoin	—	—
USD Coin	—	—
Filecoin	3,019,896	705,309
Tether USDs (“USDT”)	—	—
Total intangible assets, net	3,019,896	705,309

Our impairment loss of intangible assets or loss on market price of crypto assets for the year ended December 31, 2024, 2023 and 2022 is detailed as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
	US$	US$	US$
	Loss on market price of crypto assets	Impairment loss of intangible assets	Impairment loss of intangible assets
Bitcoin	—	1,952,598	3,111,232
USD Coin	—	1,992,211	-
Filecoin	209,527	303,276	26,957
Tether USDs (“USDT”)	—	—	5,864
Total amount	209,527	4,248,085	3,144,053

Effective January 1, 2024, we adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, we recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. We completely recognized the loss on market price of crypto assets (Filecoins) of $209,527 for the year ended December 31, 2024.

We classified those out-of-control Bitcoins and USD Coins as the right to recover the crypto assets, not as crypto assets, and did not apply Accounting Standard Update No. 2023-08. Consequently, in our unaudited consolidated financial statements as of December 31, 2024, the net amount of those out-of-control Bitcoins and USD Coins remained zero.

In order to avoid the recurrence of such asset losses, the current management of the Company has optimized and improved the investment strategy, asset management internal control and many other aspects to reduce the relevant business risks.

Analysis of Our Crypto Asset Mining Operations

In August 2021, based on our technical capabilities, experience and resources in the cryptocurrency industry, the potential of the cryptocurrency market and the increasingly clear regulatory policy of the US government on cryptocurrency, our management entered into the field of cryptocurrency mining. In this section, we set out certain breakeven analyses of our crypto mining operations and financial performance. Such analysis relies on a number of assumptions and predictions about certain variables which are difficult to forecast and which may turn out to be inaccurate.

1) Bitcoin Mining

On October 22, 2021, Ucon entered into a Bitcoin joint mining business agreement (the “Computing Power Purchase Agreement”) with Carpenter Creek LLC (“Bitdeer”), pursuant to which Ucon purchased 180 days of computing power for 480 Antminer S17+ mining machines located in Tennessee from Bitdeer to start our Bitcoin mining business. Based on the Computing Power Purchase Agreement, Ucon paid for the electricity costs and computing power costs (including costs of renting mining machines, operating site and networks) incurred for mining Bitcoins pursuant to Ucon’s orders. The overall purchase consideration Ucon paid to Bitdeer was $1,994,462.50, resulting in an average daily operating cost of $11,080.35 for shared bitcoin mining. Ucon then became a Bitcoin miner by registering as a user on the F2pool website and adhering to the general terms and conditions of the F2pool website, connecting Ucon’s computing power, to F2pool to increase the computing power to the F2pool. In exchange for providing computing power, Ucon was entitled to a fractional share of the fixed digital asset awards F2pool received, for successfully adding blocks to the blockchain. Ucon’s fractional share was relative to the proportion of computing power Ucon contribute to F2pool toward the total computing power contributed by all mining pool participants in solving the current algorithm. Ucon recognized revenues on a daily basis based on the closing price of the rewarded Bitcoins on that day. The comparative data of revenue and cost of this Bitcoin shared mining business compiled by month are as follows:

Period	The number of Bitcoin rewards	Revenue	Cost	Gross profit	Average closing price of Bitcoin	Breakeven Bitcoin price
October, 2021	1.15637957	$71,061.41	$(60,018.55)	$11,042.86	$61,659.24	$51,902.12
November, 2021	5.82873982	$353,802.33	$(332,410.42)	$21,391.91	$60,641.88	$57,029.55
December, 2021	4.77001406	$239,443.11	$(310,249.72)	$(70,806.61)	$49,683.50	$65,041.68
January, 2022	5.29383051	$220,287.73	$(343,490.76)	$(123,203.03)	$41,483.14	$64,885.11
February, 2022	4.42114903	$179,749.11	$(310,249.72)	$(130,500.61)	$40,625.01	$70,174.00
March, 2022	4.81988816	$201,511.74	$(343,490.76)	$(141,979.02)	$41,804.32	$71,265.30
April, 2022	4.33004452	$181,540.87	$(294,552.57)	$(122,897.40)	$41,799.11	$68,025.30
Total Amount	30.62004567	$1,447,396.30	$(1,994,462.50)	$(556,951.90)

Ucon carried out the Bitcoin mining from October 2021 to April 2022. Ucon’s computing power during this period was 35,000TH/s, Ucon’s average daily output during this period was 0.17011136 BTC, and the revenue per unit of computing power was 0.000004860 BTC/TH/day. For this Bitcoin mining business, Ucon essentially leased the Bitcoin mining machines instead of owning them, while the cost of renting the mining machines proved to be very high. The average daily operating cost (including the cost of renting the mining machines) of Ucon’s Bitcoin mining was $110,80.51, so Ucon would not make a profit until the average price of Bitcoin exceeds $65,137.

However, back in October 2021, management did not anticipate the Bitcoin market crash that would begin in December 2021. In December 2021, the price of Bitcoin suddenly plummeted from the price range of $60,000 per coin and during 2023 such price lingered around the range of $16,000 to $47,000, causing Ucon’s Bitcoin mining business to suffer a great loss. Due to the sharp fluctuations in the price of Bitcoin over the past two years, from May 2022 to the date of this report, we did not carry out any business related to Bitcoin mining, to reduce our operational risk. Going forward, we have no plans to resume any Bitcoin mining business.

2) Filecoin mining

On December 15, 2022, MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5.98 million, payable in our ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing and storing vast amounts of data, to advance the cryptocurrency mining business. The Web3 decentralized storage infrastructure is expected to achieve a maximum original storage capacity of approximately 100PiB.

Starting on December 20, 2022, MFH Cayman had been using some of the storage capacity of these devices for Filecoin mining. In January 2023, MFH Cayman transferred all of the Web3 decentralized storage infrastructure to MFH Tech, which serves as the operating entity for Filecoin mining and cloud storage services for distributed application product operators. As of December 31, 2023, the total effective storage capacity of Filecoin Node 1 (f01997159) and Filecoin Node 2 (f02096915) was 19.04 PiB, and one of such two nodes did not reach the set maximum storage capacity at that point in time.

Our Filecoin mining operations from December 2022 to December 2023

The comparative data of revenue and cost of this Filecoin mining business as of December 31, 2023 compiled by month are as follows:

Period	The number of Filecoin rewards	Revenue	Cost	Gross profit	Average daily lowest transaction price of Filecoin	Breakeven Filecoin price
December, 2022	115.49	$348.4	$(69,816.21)	$(69,467.81)	$3.0167	$604.52
January, 2023	3,844.55	$16,987.79	$(100,861.25)	$(83,873.46)	$4.4187	$26.23
February, 2023	5,416.79	$32,052.06	$(114,183.67)	$(82,131.61)	$5.9172	$21.08
March, 2023	6,147.68	$34,268.36	$(129,113.59)	$(94,845.23)	$5.5742	$21.00
April, 2023	5,190.72	$28,908.08	$(99,253.75)	$(70,345.67)	$5.5692	$19.12
May, 2023	6,480.06	$29,376.50	$(99,253.75)	$(69,877.25)	$4.5334	$15.32
June, 2023	6,472.78	$24,649.65	$(99,253.75)	$(74,604.10)	$3.8082	$15.33
July, 2023	6,784.35	$28,853.04	$(99,253.75)	$(70,400.71)	$4.2529	$14.63
August, 2023	5,878.83	$21,503.68	$(99,253.75)	$(77,750.07)	$3.6578	$16.88
September, 2023	5,133.90	$16,262.53	$(99,259.99)	$(82,997.46)	$3.1677	$19.33
October, 2023	5,425.95	$18,021.70	$(99,294.99)	$(81,273.29)	$3.3214	$18.30
November, 2023	4,164.04	$18,053.14	$(99,294.99)	$(81,241.85)	$4.3355	$23.85
December, 2023	3,400.64	$16,991.11	$(147,942.99)	$(130,951.88)	$4.9964	$43.50
Total Amount	64,455.78	$286,276.04	$(1,356,036.43)	$(1,069,760.39)

Due to the continued low market prices of Filecoin in 2023, as well as the decrease in average return on unit computing power of Filecoin mining, as of the end of 2023, we had not opened enough nodes to achieve the initial goals of our Filecoin mining business, and all of our related revenue in 2023 derived from the Filecoin mining operating of two nodes. Considering that the market price of Filecoin had also fluctuated significantly in the past two years, we, out of caution, recognize daily revenue based on the lowest trading price on the day of receiving Filecoin rewards.

a) The revenues of the Filecoin mining business from December 2022 to December 2023

From December 2022 to January 2023, our Filecoin mining business was conducted under MFH Cayman. In January 2023, MFH Cayman transferred all of the Web3 decentralized storage infrastructure to MFH Tech, which serves as the operating entity for Filecoin mining and cloud storage services for distributed application product operators. The revenue of this Filecoin mining business from December 2022 to December 2023 described below includes all operational results of MFH Cayman and MFH Tech.

The measurement for the revenue of this Filecoin mining business as of December 31, 2023 is as follows:

Period	Average effective storage capacity (PiB)	Mining efficiency (FIL/TiB/day)	The number of Filecoin rewards	Average daily lowest transaction price	Total revenue
December, 2022	1.90	0.0119	115.49	$3.0167	$348.40
January, 2023	9.19	0.0132	3,844.55	$4.4187	$16,987.79
February, 2023	14.95	0.0126	5,416.79	$5.9172	$32,052.06
March, 2023	15.10	0.0128	6,147.68	$5.5742	$34,268.36
April, 2023	17.40	0.0097	5,190.72	$5.5692	$28,908.08
May, 2023	20.22	0.0101	6,480.06	$4.5334	$29,376.50
June, 2023	22.57	0.0093	6,472.78	$3.8082	$24,649.65
July, 2023	25.16	0.0085	6,784.35	$4.2529	$28,853.04
August, 2023	25.02	0.0074	5,878.83	$3.6578	$21,503.68
September, 2023	25.16	0.0066	5,133.90	$3.1677	$16,262.53
October, 2023	25.13	0.0068	5,425.95	$3.3214	$18,021.70
November, 2023	23.30	0.0058	4,164.04	$4.3355	$18,053.14
December, 2023	20.54	0.0052	3,400.64	$4.9964	$16,991.11
Total Amount			64,455.78	$4.4414	$286,276.04

We recognized the daily Filecoin mining revenue based on the outcome of the actual number of Filecoin rewards received multiplied by the lowest trading price of Filecoin on the Coinbase platform for the same day.

The number of Filecoin rewards a participating storage provider such as us receives depends on the effective storage capacity output by our Filecoin mining devices and the overall mining efficiency of the Filecoin network. The rate of Filecoin rewards we obtain will generally increase with higher storage capacity output provided by our mining machines to the network, but the mining efficiency which is the rate of Filecoin rewards obtained will also vary and depend on the total effective storage capacity provided by all other competing storage providers on the Filecoin network. If the effective storage capacity output by other storage providers increases, our mining efficiency will fall and we will receive fewer Filecoin rewards. Members of the public can calculate the number of Filecoin rewards that a node receives by multiplying its effective storage capacity by its mining efficiency.

Filecoin Nodes 1 and Node 2 use the conventional Filecoin mining method, which generates the same effective storage capacity as the original storage capacity that occupies our storage devices. The “Original Storage Capacity” is also named the “Raw Byte Power”, and the “Effective Storage Capacity” is also named “Adjusted Power” in the Filecoin network. By connecting MFH Tech’s storage devices to the Filecoin network, MFH Tech provides storage capacity to end-users in the Filecoin network. In general, the larger the effective storage capacity provided, the greater the chance of receiving Filecoin rewards.

We use “mining efficiency” to measure the daily mining rewards per unit storage capacity. During 2023, as the total storage capacity of Filecoin network continued to increase, the average mining efficiency of unit storage capacity of the entire Filecoin network gradually decreased from over 0.01 FIL/TiB/day to 0.0055 FIL/TiB/day. That is to say, under the same effective storage capacity, the mining efficiency of Filecoin mining would continue to decline over time in 2023.

The Web3 decentralized storage infrastructure we acquired in December 2022 is expected to achieve a maximum storage capacity of approximately 100PiB. However, due to the continued low market prices of Filecoin in 2023, as well as the declining average return on unit computing power of Filecoin mining, at the end of 2023, we had not opened enough compute nodes to achieve the initial target of 100PiB storage capacity. As of December 31, 2023, the total effective storage capacity of Filecoin Node 1 and Filecoin Node 2 was 19.04 PiB, and one of such two nodes did not reach the set maximum storage capacity at that point in time. Therefore, about 81% of the storage capacity of the Web3 decentralized storage infrastructure was not fully utilized during fiscal year 2023.

b) The operating costs of the Filecoin mining business from December 2022 to December 2023

The operating costs of Filecoin mining business currently include depreciation costs of equipment, site fees, electricity fees, network fees and software deployment costs. Among them, the software deployment costs only occur when we expand our business scale, such as when we add a new node.

The operating costs of this Filecoin mining business as of December 31, 2023 are compiled monthly by category as follows:

Period	i) Depreciation costs of equipment	ii) Site, electricity and network fees	iii) Software deployment costs	iv) Labor costs	Total costs
December, 2022	$28,949.53	$22,075.00	$14,791.68	$4,000	$69,816.21
January, 2023	$74,786.25	$22,075.00	$—	$4,000	$100,861.25
February, 2023	$74,786.25	$24,467.50	$14,929.92	$—	$114,183.67
March, 2023	$74,786.25	$24,467.50	$29,859.84	$—	$129,113.59
April, 2023	$74,786.25	$24,467.50	$—	$—	$99,253.75
May, 2023	$74,786.25	$24,467.50	$—	$—	$99,253.75
June, 2023	$74,786.25	$24,467.50	$—	$—	$99,253.75
July, 2023	$74,786.25	$24,467.50	$—	$—	$99,253.75
August, 2023	$74,786.25	$24,467.50	$—	$—	$99,253.75
September, 2023	$74,786.25	$24,473.74	$—	$—	$99,259.99
October, 2023	$74,786.25	$24,508.74	$—	$—	$99,294.99
November, 2023	$74,786.25	$24,508.74	$—	$—	$99,294.99
December, 2023	$74,786.25	$24,508.74	$48,648.00	$—	$147,942.99
Total Amount	926,384.53	$313,422.46	$108,229.44	$8,000	$1,356,036.43

i) Depreciation costs of equipment

We purchased Web3 decentralized storage infrastructure for an aggregate consideration of $5.98 million in December 2022. The acquisition costs of the devices are being depreciated on average over the expected useful life.

The Web3 decentralized storage infrastructure have been in a constantly “switched-on” state, and the overall wear and tear of the Web3 decentralized storage infrastructure may not vary significantly under different levels of storage capacity utilization, and therefore we depreciate them based on the expected service life of these devices, which is six years, using the straight-line method, and the estimated monthly depreciation cost is $74,786.25 ($5,982,900 minus 10% estimated residual value and divided by 72 months), which is also the main cost of our Filecoin mining business.

ii) Site, electricity and network fees

MFH Tech has rented its Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc.(“Cologix”) since December 2022, and Cologix continues to provide MFH Tech with the site, electricity and network for MFH Tech to operate its Filecoin mining business. MFH Tech pays fees to them based on their monthly bills.

iii) Software deployment costs

The software deployment costs only occur when we expand our business scale, such as when we add a new node. The total software deployment costs for adding Node1 and Node 2 was $59,581.44, which occurred from December 2022 to March 2023. The total software deployment costs for adding Node 3 and Node 4 was $48,648, which occurred in December 2023.

iv) Labor costs

We had employed a dedicated staff member to manage our Filecoin mining business, but subsequently the employee resigned from the position. Thereafter, our CEO Shi Qiu has been managing the Filecoin mining business.

In summary, as of December 31, 2023, due to our failure to fully utilize the storage capacity of the Web3 decentralized storage infrastructure, we only used a small portion of the storage capacity to carry out Filecoin mining business, resulting in significant losses in our business of providing distributed computing and storage services during 2023.

Our Filecoin mining operations in 2024

In January 2024, with the technical support from Origin Storage, MFH Tech started using Filecoin Plus method to mine Filecoin and began running two new Filecoin mining nodes (f02843151 and f02886019) (“Filecoin Node 3” and “Filecoin Node 4” respectively). As of March 31, 2024, the effective storage capacity of Filecoin Nodes 3 and 4 had reached 70PiB, exceeding MFH Tech’s original target storage capacity of 60.4PiB, and it only took up 7PiB of the original storage capacity (the “Raw Byte Power”) of MFH Tech’s Web3 decentralized storage infrastructure. As of December 31, 2024, MFH Tech’s old nodes, Filecoin Node 1 and Node 2, have ceased their operations due to their low effective storage capacities.

The comparative data of revenue and operating costs of MFH Tech’s Filecoin mining business (including all the four nodes) for the year ended December 31, 2024 compiled by month are as follows:

Period	The number of Filecoin rewards	Revenue	Cost	Gross profit/loss	Average daily lowest transaction price of Filecoin during each measuring month	Breakeven Filecoin price
January, 2024	2942.9565	$16,266.75	$(109,687.05)	$(93,420.30)	5.5273	37.2710
February, 2024	3719.7959	$24,292.84	$(106,323.60)	$(82,030.76)	6.5307	28.5832
March, 2024	9128.695	$81,987.89	$(114,097.14)	$(32,109.25)	8.9813	12.4987
April, 2024	10468.2612	$70,658.62	$(110,406.96)	$(39,748.34)	6.7498	10.5468
May, 2024	9932.8027	$56,337.32	$(108,676.20)	$(52,338.88)	5.6718	10.9411
June, 2024	9382.0427	$46,633.09	$(107,267.08)	$(60,633.99)	4.9705	11.4332
July, 2024	9987.6619	$41132.7	$(77,980.81)	$(36,848.11)	4.1184	7.8077
August, 2024	9415.2411	$33731.87	$(77,031.48)	$(43,299.61)	3.5827	8.1816
September, 2024	8436.2591	$29,908.5	$(76,690.49)	$(46,781.99)	3.5452	9.0906
October, 2024	8700.1531	$30,983.62	$(76,871.22)	$(45,887.60)	3.5613	8.8356
November, 2024	8003.5848	$34,396.08	$(77,867.31)	$(43,471.23)	4.2976	9.7291
December, 2024	7993.9172	$47,075.99	$(80,446.86)	$(33,370.87)	5.8890	10.0635
Total Amount	98111.3712	$513,405.27	$(1,123,346.20)	$(609,940.93)

a) The revenues of the Filecoin mining business for the year ended December 2024

The analysis for the revenue of MFH Tech’s Filecoin mining business (including all the four nodes) for the year ended December 31, 2024 is as follows:

Period	Average storage capacity (PiB)	Mining efficiency (FIL/TiB/day)	The number of Filecoin rewards	Average daily lowest transaction price	Total revenue
January, 2024	19.58	0.0054	2942.9565	$5.5273	$16,266.75
February, 2024	23.88	0.0052	3719.7959	$6.5307	$24,292.84
March, 2024	59.53	0.0048	9128.695	$8.9813	$81,987.89
April, 2024	70.27	0.0048	10468.2612	$6.7498	$70,658.62
May, 2024	70.27	0.0047	9932.8027	$5.6718	$56,337.32
June, 2024	70.27	0.0046	9382.0427	$4.9705	$46,633.09
July, 2024	70.27	0.0045	9987.6619	$4.1184	$41132.7
August, 2024	70.27	0.0043	9415.2411	$3.5827	$33731.87
September, 2024	70.27	0.0042	8436.2591	$3.5452	$29908.5
October, 2024	70.27	0.004	8700.1531	$3.5613	$30983.62
November, 2024	70.05	0.0039	8003.5848	$4.2976	$34396.08
December, 2024	70.05	0.0038	7993.9172	$5.8890	$47075.99
Total Amount			98111.3712	$5.2329	$513,405.27

MFH Tech recognized the daily Filecoin mining revenue based on the actual number of Filecoin rewards received multiplied by the lowest trading price of Filecoin on the Coinbase platform for the same day.

In 2024, MFH Tech received a total of 98111.3712 Filecoin rewards from our Filecoin mining business. Correspondingly, MFH Tech confirmed a total revenue of $513,405.27 from its Filecoin mining business in 2024.

The number of Filecoin rewards which a participating storage provider receives depends on the effective storage capacity output by its Filecoin mining devices and the overall mining efficiency of the Filecoin network. The rate of Filecoin rewards obtained will generally increase with higher storage capacity output provided to the network through the Filecoin mining devices utilized, but the mining efficiency which is the rate of Filecoin rewards obtained will constantly change depending on the total effective storage capacity provided by all other competing storage providers on the Filecoin network. If the effective storage capacity output by other storage providers increases, our mining efficiency will fall and we will receive fewer Filecoin rewards. Members of the public can calculate the number of Filecoin rewards that a node receives by multiplying its effective storage capacity by its mining efficiency.

MFH Tech’s Filecoin Nodes 1 and Node 2 use the conventional Filecoin mining method, which generates the same effective storage capacity as the original storage capacity that occupies our storage devices. MFH Tech’s Filecoin Nodes 3 and Node 4 use the Filecoin Plus mining method, which generates an effective storage capacity that is 10 times the original storage capacity of MFH Tech’ s storage device. The “Original Storage Capacity” is also named the “Raw Byte Power”, and the “Effective Storage Capacity” is also named “Adjusted Power” in the Filecoin network. By connecting MFH Tech’s storage devices to the Filecoin network, MFH Tech provides storage capacity to end-users in the Filecoin network. In general, the larger the effective storage capacity provided, the greater the chance of receiving Filecoin rewards.

We use “mining efficiency” to measure the daily mining rewards per unit storage capacity. Anyone can check the current mining efficiency of a node and the entire Filecoin network on the Filfox website. During 2024, as the total storage capacity in the Filecoin network continued to increase, the mining efficiency per unit storage capacity of the entire Filecoin network continued to gradually decreasing from 0.0055 FIL/TiB/day to 0.0038 FIL/TiB/day.

The Web3 decentralized storage infrastructure is expected to achieve a maximum storage capacity of approximately 100PiB. However, due to the continued low market prices of Filecoin in 2023 and 2024, as well as the declining average return on unit computing power of Filecoin mining, as December 31, 2024, MFH Tech had not opened enough compute nodes to achieve the initial target of 100PiB storage capacity. As of December 31, 2024, the total effective storage capacity of Filecoin Node 3 and Filecoin Node 4 was 70.05 PiB, taken up about 7PiB of the original storage capacity of the whole Web3 decentralized storage infrastructure. Therefore, about 93% of the storage capacity of the Web3 decentralized storage infrastructure was not fully utilized as of December 31, 2024.

b) The operating costs of the Filecoin mining business for the year ended December 2024

Although Filecoin Nodes 3 and 4 with the Filecoin Plus mining method brought MFH Tech more revenue in 2024 compared to Filecoin Nodes 1 and 2, MFH Tech still suffered losses, mainly due to the underutilization of the storage capacity of our Web3 decentralized storage infrastructure, and the depreciation costs were evenly calculated using the straight-line method. In addition, MFH Tech’s Filecoin Nodes 3 and 4 have larger effective storage capacity than the Nodes 1 and 2, which requires MFH Tech to borrow more Filecoins to meet the collateral needs of Nodes 3 and 4. This significantly increased the interest cost of borrowing Filecoins in 2024.

The operating costs of our Filecoin mining business (including Filecoin Nodes 1 through 4) for the year ended December 31, 2024 are compiled monthly by category as follows:

Period	i) Depreciation costs of equipment	ii) Site, electricity and network fees	iii) Software deployment and technical service costs	iv) Interest costs	Total costs
January, 2024	$70,234.85	$28,333.46	$8,758.67	$2,360.07	$109,687.05
February, 2024	$70,234.85	$29,124.73	$971.71	$5,992.31	$106,323.60
March, 2024	$70,234.85	$29,360.35	$3,279.52	$11,222.42	$114,097.14
April, 2024	$70,234.85	$29,386.74	$2,826.34	$7,959.03	$110,406.96
May, 2024	$70,234.85	$29,386.74	$2,253.49	$6,801.12	$108,676.20
June, 2024	$70,234.85	$29,386.74	$1,865.32	$5,780.17	$107,267.08
July, 2024	$41,967.50	$29,386.74	$1,645.31	$4,981.26	$77,980.81
August, 2024	$41,967.50	$29,386.73	$1,349.27	$4,327.98	$77,031.48
September, 2024	$41,967.50	$29,394.73	$1,196.34	$4,131.92	$76,690.49
October, 2024	$41,967.50	$29,394.73	$1,239.34	$4,269.65	$76,871.22
November, 2024	$41,967.50	$29,398.57	$1,375.84	$5,125.40	$77,867.31
December, 2024	$41,967.50	$29,398.57	$1,883.04	$7,197.75	$80,446.86
Total Amount	$673,214.10	$351,338.83	$28,644.19	$70,149.08	$1,123,346.20

i) Depreciation costs of equipment

The cost of the Web3 decentralized storage infrastructure was $5.98 million, and has been depreciated on average over the expected useful life.

The Web3 decentralized storage infrastructure have been in a constantly “switched-on” state, and the overall wear and tear of the Web3 decentralized storage infrastructure may not vary significantly under different levels of storage capacity utilization, and therefore we depreciate them based on the expected service life of these devices, which is six years, using the straight-line method. Due to partial damage to this batch of storage devices during 2023, the adjusted original value for normal use storage devices is $5,618,787.72, and the estimated monthly depreciation cost is $70,234.85 ($5,618,787.72 minus 10% estimated residual value and divided by 72 months), which is also the main cost of MFH Tech’s Filecoin mining business.

In June 2024, we re-evaluated our Web3 decentralized storage infrastructure. The market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure. On June 30, 2024, after the provision for impairment, the Web3 decentralized storage infrastructure will have its monthly depreciation amount recalculated based on the estimated remaining useful life, and the net residual value will be reconfirmed at 10% of the net book value on that day. From July to December 2024, the adjusted monthly depreciation amount for the Web3 decentralized storage infrastructure was $41,967.50.

ii) Site, electricity and network fees

MFH Tech rented its Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. (“Cologix”) since December 2022, and Cologix continues to provide MFH Tech with the site, electricity and network for MFH Tech to operate its Filecoin mining business. MFH Tech pay fees to them based on their monthly bills.

iii) Software deployment and technical service costs

The software deployment costs only occurs when MFH Tech expands its business scale, such as when MFH Tech adds a new node. In January 2024, MFH Tech paid an additional fee of $8,108 for the software deployment services of our two new nodes.

The technical service costs is the continuous service fee paid to MFH Tech’s Filecoin node management technical service provider Origin Storage. According to the contract MFH Tech signed with Origin Storage, MFH Tech is obliged to pay 4% of the Filecoin reward obtained by the Filecoin node MFH Tech cooperate with Origin Storage on as a technical service fee.

iv) Interest costs

Providing storage capacity to the Filecoin network requires a Filecoin miner to provide a number of Filecoins as collateral in accordance with the proof-of-stake protocols, which is proportional to the storage hardware committed by the miner. Therefore, opening new Filecoin nodes requires providing more Filecoins to meet staking needs.

Due to the insufficient Filecoins MFH Tech holds to meet the needs of opening its two new nodes, MFH Tech has borrowed a total of 274709 Filecoins, with an annual interest rate of 5%, calculated on a daily basis starting from the actual receipt of Filecoins. At the end of each month, MFH Tech calculates the interest measured in Filecoins based on the actual number of Filecoins borrowed and the number of interest days, and uses the average closing price of Filecoins on the Coinbase platform for each day to calculate the interest cost denominated in US dollars.

For example, MFH Tech borrowed 274709 Filecoins in the beginning of June 2024, and there were no newly added borrowed Filecoins, with the interest measured in Filecoins for June 2024 being 1128.94 Filecoins (multiply 274709 by an annual interest rate of 5%, divided by 365 days of the year, and then multiplied by 30 days of the month), and the interest cost denominated in US dollars for June 30, 2024 was $5,780.17 (1128.94 Filecoins multiplied by the average daily closing price of Filecoins on the Coinbase platform for June 2024, which was $5.12). The difference in Filecoin prices for the month will also result in varying levels of interest costs denominated in US dollars.

As of the date of this report, most of the original storage capacity or the Raw Byte Power of the Company’s Web3 decentralized storage infrastructure will remain available for use, which MFH Tech can utilize to continue to expand its Filecoin mining. All such remaining storage capacity will be utilized and applied based on a cost-benefit analysis, with a focus on legal compliance, economic return, and shareholder value. We will consult our legal advisers and strictly abide by relevant SEC and U.S. court guidance on the legal classification of cryptocurrencies. However, such legal advice and assessment is not foolproof, and whether our activities require registration or the crypto assets we hold would be considered securities is a risk-based assessment, and not a legal standard binding on a regulatory body or court, and does not preclude legal or regulatory action despite any legal advice we receive to the contrary. The Company currently does not have plans to mine, transact or invest in any type of cryptocurrency, whether or not they constitute “securities” under U.S. law, other than mining and transacting in Filecoins. In addition, the Company does not intend to mine or invest in Bitcoins in the future, other than disposing of Bitcoins it has held.

In addition, the block rewards of the Filecoin mining business carried out by MFH Tech have been continuously reduced over time. On the other hand, the Filecoin reward rate per unit storage capacity of the Filecoin mining business carried out by MFH Tech is related to the effective storage capacity provided by MFH Tech and the storage capacity of the Filecoin network. As the storage capacity of the whole Filecoin network continues to increase, the Filecoin reward rate per unit storage capacity continues to decrease. Since the storage capacity of each of MFH Tech’s nodes is constantly increasing before reaching the set maximum storage capacity, it is difficult to calculate the Filecoin mining reward rate per unit of storage capacity at this stage. It is also difficult for us to obtain historical data on the Filecoin mining reward rate per unit of storage directly from the Filecoin network. Under such circumstances, we obtained the latest mining reward rate per unit of storage displayed by the Filecoin network as a reference. For example, on December 31, 2023, the revenue per unit of storage capacity of the whole Filecoin network was 0.0055 FIL/TiB/day; and December 31, 2024, the revenue per unit of storage capacity of the whole Filecoin network was 0.0038 FIL/TiB/day.

Filecoin mining operation forecasts for 2025

Starting from December 2024, MFH Tech achieved a collaborative partnership with HDP Capital Management Limited (“HDP”), a company established by members of the Filecoin Foundation. This partnership will provide us sufficient additional Filecoins, enabling MFH Tech to meet the staking requirements for expanding our Filecoin nodes. As a mutually beneficial arrangement, we will remit approximately 50% of the Filecoin reward received by the cooperative node to our partner. In this way, the remaining storage capacity of MFH Tech’s Web3 decentralized storage infrastructure will have the opportunity to be fully utilized. By increasing the number of nodes, we anticipate a corresponding enhancement in revenue generation.

We expect to accumulate an additional 25 nodes through joint mining with HDP by 2025, with each node’s effective storage capacity reaching 9.65 PiB, which means the total effective storage capacity will increase by 241 PiB. As of March 31, 2025, we have collaborated with HDP to add 4 new nodes, with a total effective storage capacity of 38.6 PiB.

Assuming that MFH Tech further expands its Filecoin mining business in 2025, by adding a total of 25 new nodes in addition to Nodes 3 and 4 and achieving total stable effective storage capacity of 311PiB by the end of 2025, this would allow MFH Tech’s Filecoin mining business to occupy 31.1PiB of all 100PiB original storage capacity (Raw Byte Power) of the Web3 decentralized storage infrastructure, and the average unit storage capacity revenue would achieve 0.0035 FIL/TiB/day and remain stable. As of December 31, 2024, according to data from the Coinbase platform, the average daily minimum trading price of Filecoin over the past 12 months was $5.23, and we have utilized such price to calculate and predict our potential Filecoin mining revenue below. Under these assumptions and when the number of our operating Filecoin mining nodes reaches 25 and our total effective storage capacity reaches a stable state of 311PiB, MFH Tech’s breakeven analysis of Filecoin’s mining business is as follows:

a) Expected daily revenue from Filecoin mining after we achieve stable 311PiB effective storage capacity.

We use the Filecoin price of the average daily lowest transaction price of Filecoin for the last 12 months as of December 31, 2024 to calculate and predict Filecoin mining revenue as follows:

Expected average storage capacity (PiB)	Assumed output efficiency (FIL/TiB/day)	The daily number of Filecoin rewards	The average daily lowest transaction price of Filecoin for the last 12 months as of December 31, 2024 (USD/FIL)	Expected daily revenue from Filecoin mining (USD/day)
311PiB (equal to 318,771TiB)	0.0035	1,115.70	5.23	5,835

b) Expected daily operating cost of cryptocurrency mining and providing cloud storage services to decentralized platform operators.

i) Average daily cost of equipment depreciation (USD/day)	ii) Average daily cost of electricity, operating site and internet (USD/day)	iii) Average daily cost of software development and technical service (USD/day)	iv) Average daily interest cost (USD/day)	v) Average daily cost of joint mining(USD/day)	Expected total daily operating cost (USD/day)
1,399	980	233	197	2,261	5,070

i) Average daily cost of equipment depreciation

The Filecoin mining equipment acquisition costs will be depreciated on average over the expected useful life. MFH Tech’s goal of achieving an effective storage capacity of 311PiB in the future does not require us to purchase additional storage devices. Therefore, the monthly depreciation amount of MFH Tech’s storage devices will remain basically unchanged from July 2024, which is $41,967.50, and the daily cost of equipment depreciation calculated based on 30 days per month is $1,399.

ii) Average daily cost of electricity, operating site and internet

For the purposes of the calculation above, MFH Tech has adopted the highest monthly cost of electricity, operating site and internet during the year of 2023 and 2024, which is $29,398.57, and converted it to the daily cost of electricity, operating site and internet based on 30 days, which resulted $980.

iii) Average daily cost of software development and technical services

The cost of software development services only occurs when MFH Tech expands its business scale, such as when MFH Tech adds a new node. The software development service cost for adding our Nodes 3 and Node 4 was $56,756, with a target effective storage capacity of 70 PiB. In order to increase MFH Tech’s effective storage capacity to 311PiB within the next year, MFH Tech will need to spend 4.44 times the software development cost of Node 3 and Node 4, which will be $252,159. If these services are to be completed within one year, our daily cost of technical services calculated would be $691 based on 365-day per year.

According to the contract MFH Tech signed with Origin Storage, MFH Tech is obliged to pay 4% of the Filecoin reward obtained by the Filecoin node MFH Tech cooperates with Origin Storage on as a technical service fee. MFH Tech takes 4% of the average daily revenue from Filecoin mining as the average daily cost of technical services, which is $233.

Therefore, the average total daily cost of software development and technical service cost is $924.

iv) Average daily interest cost

As of December 31, 2024, MFH Tech borrowed in total 274,709 Filecoins from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, with the annual interest rate of 5%. Hence, the annual interest will be approximately 13,735 Filecoins. If calculated at a price of $5.23 per Filecoin, the annual interest on borrowing Filecoin will reach $71,834, and the average daily interest cost calculated will be approximately $197 over a 365-day year. With the cooperation between MFH Tech and HDP, we expect to no longer need to borrow other interest bearing Filecoins.

v) Average daily cost of joint mining

According to our plan, of the total effective storage capacity of 311PiB expected to be achieved by the end of 2025, 241PiB will be developed through joint mining with HDP. We need to pay HDP 50% of the Filecoins generated from this 241PiB effective storage capacity as compensation. Therefore, proportionally, our daily joint mining revenue is $4,522 (total daily revenue of $5,835 multiplied by 241/311), and our daily joint mining cost is $2,261.

c) Expected daily gross profit/(loss) from fully utilizing our storage capacity of the Web3 decentralized storage infrastructure.

Total expected daily revenue from fully utilizing our storage capacity of the Web3 decentralized storage infrastructure for Filecoin mining, when the average Filecoin price keeps $5.23 (USD/day)	Expected total daily operating cost (USD/day)	Expected daily gross profit (USD/day)
5,835	5,070	765

Based on the above analysis, we believe the price of Filecoin is a key factor for determining whether MFH Tech can profit from Filecoin’s mining business. Due to the high cost of borrowing Filecoin for pledge needs, including borrowing Filecoins and collaborating with HDP for joint mining, even if MFH Tech expands its Filecoin’s mining business to 25 nodes and achieve stable effective storage capacity of 311PiB, MFH Tech may not be able to make a profit when the price of Filecoin is below $4.54. In addition, Filecoin price is heavily dependent on the market and beyond our control. However, MFH Tech may be able to make a profit from Filecoin mining and trading, not just mining, even if the market price of Filecoin is below $4.54 when MFH Tech mines such. For example, even if MFH Tech receives Filecoin from mining at a price lower than $4.54, MFH Tech can still choose to sell it when the Filecoin price is higher than $4.54 to make a profit. Please also note that the analysis and forecasts set out in this report may turn out to be inaccurate. In particular, the assumptions in MFH Tech’s breakeven analysis may turn out to be inaccurate.

However, in this situation, MFH Tech’s Web3 decentralized storage infrastructure would still have approximately 68.9 PiB of original storage capacity (Raw Byte Power) to be utilized. All such remaining storage capacity will be utilized and applied based on a cost-benefit analysis, with a focus on legal compliance, economic return, and shareholder value. We will consult our legal advisers and strictly abide by relevant SEC and U.S. court guidance on the legal classification of cryptocurrencies. However, such legal advice and assessment is not foolproof, and whether our activities require registration or the crypto assets we hold would be considered securities is a risk-based assessment, and not a legal standard binding on a regulatory body or court, and does not preclude legal or regulatory action despite any legal advice we receive to the contrary. The Company currently does not have plans to mine, transact or invest in any type of cryptocurrency, whether or not they constitute “securities” under U.S. law, other than mining and transacting in Filecoins.

Likewise, we cannot assure shareholders that the revenue from our business consultation services and broker-dealer lines of business will perform well in the near future or at all. If we fail to grow other non-cryptocurrency mining business substantially, we believe that the fluctuations in the prices of Filecoin and other cryptocurrencies we have held may have a significant impact on our financial condition. In addition, we intend to monitor our holdings of crypto assets and other securities, and review such holdings at least quarterly with our auditors and legal advisers, to ensure that we do not inadvertently become an “investment company.” See also “Risk Factors — Fluctuations in Filecoin value might impact our operating results and add to our regulatory compliance obligations under applicable law and regulation, including the Investment Company Act of 1940,” “Risk Factors — If we expand our crypto asset mining and related activities in the future, any increased holdings of crypto assets may cause us to become deemed as an investment company under the Investment Company Act of 1940” and “Risk Factors — If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

Reward Rates

The total number of Filecoin tokens is 2 billion, of which Protocol Labs team holds 15%, that is, 300 million, which is released linearly over a 6-year period, mainly for project research and development and marketing. The Filecoin Foundation holds 5%, or 100 million, for a linear release over six years; 10% of Fundraising - SAFT 2017 and Fundraising-Remainder , that is, 200 million pieces, divided into 6 months, 12 months, 3 years linear release, lock-up period is selected by investors, the longer the locking time, the lower the sales price; 70% of the mining release, or 1.4 billion pieces, will be distributed to Filecoin miners as a mining reward to maintain the operation and stability of the system, with 153 million pieces released in the first year, a linear release, halved every 6 years, and half of the first 6 years, by the seventh 6 years, a total of 99% of the FIL can be released, and after 42 years the FIL will be close to being mined fully. It decreases weekly, halves for six years, and releases about 700 million in the six years after it goes live. It is estimated that the FIL release in the first year of the IPFS/Filecoin network online, the FIL coin release from the first year of mining is about 440,000/day, and the release at the end of the sixth year is about 200,000/day. Filecoin’s block reward is modeled after the element half-life setting, with each round of blocks releasing a decreasing amount of coins compared to the previous round, until six years have passed and the amount has been halved.

Therefore, over time, the block rewards of the Filecoin mining business carried out by the Company have been continuously reduced. In addition, the Filecoin reward rate per unit storage capacity of the Filecoin mining business carried out by the Company is related to the effective storage capacity provided by the Company and the storage capacity of the Filecoin network. As the storage capacity of the Filecoin network continues to increase, the Filecoin reward rate per unit storage capacity also continues to decrease. Since the storage capacity of each of our nodes is constantly increasing before reaching the set maximum storage capacity, it is difficult to calculate the Filecoin mining reward rate per unit of storage capacity at this stage. It is also difficult for us to get historical data on the Filecoin mining reward rate per unit of storage directly from the Filecoin network, so we can check the latest mining reward rate per unit of storage displayed by the Filecoin network as a reference. For example, on June 30, 2023, the revenue per unit of storage capacity of the whole Filecoin network was 0.0084 FIL/TiB/day; on December 31, 2023, the revenue per unit of storage capacity of the whole Filecoin network was 0.0055 FIL/TiB/day; and on December 31, 2024, the revenue per unit of storage capacity of the whole Filecoin network was 0.0038 FIL/TiB/day.

In May 2023, it was reported that a trust sponsor had requested for withdrawal of its registration statement filed with the SEC in deference to the requests in the SEC Staff’s letters, and that the SEC was of the view that Filecoins constituted “securities” under U.S. securities laws. Additionally, in June 2023, the SEC filed a lawsuit against Binance, and named Filecoin as, among other cryptocurrencies, constituting “securities” under U.S. securities laws. Such categorization, as well as further regulatory developments, new legislations and regulations, and changes in regulatory policy, may have materially adverse impacts on our business, financial condition and results of operations, as well as the price of our shares. Our Filecoin assets constituted less than 9% of our consolidated total assets as of December 31, 2024. As such, we believe that such regulatory changes will have minimal impacts on us. We are reviewing the recent legal and regulatory development and we intend to alter our business focus and strategy whenever necessary to remain compliant with all applicable laws and regulations. See also “Risk Factors — Risks Relating to Our Business and Industry — Certain crypto assets and cryptocurrencies have been identified as a “security” in certain jurisdictions, and we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

In addition, due to recent developments in the regulations of cryptocurrencies, particularly in the U.S., such as the creation of subcommittees of the House Financial Services Committee, the approval of custodians for digital assets securities, and the Security and Exchange Commission’s crackdown on illegal trading platforms, we have seen increases of the price volatility of various cryptocurrency assets. For instance, the price of Filecoins also experienced sharp volatility in 2024, including a high price of more than $11 and a low price of less than $3. Our total cryptocurrency asset holdings constituted less than 9% of our consolidated total assets as of December 31, 2024. As such, we believe that the immediate impact of such regulatory changes will be limited to us. We are closely monitoring the changes and trends in prices of cryptocurrencies, and we may make changes to our business focus and strategies in the future should the need arise. See also “Risk Factors — Risks Relating to Our Business and Industry — Our operating results may fluctuate and continue to fluctuate, including due to the highly volatile nature of crypto.”

Similarly, due to the increased price volatility of cryptocurrencies in general, individualized management failures, failures of internal control and oversight, as well as other macroeconomic or other factors, a string of bankruptcies have occurred in the crypto asset industry, including those of Genesis Global Capital, FTX, BlockFi, Celsuis Network, Voyager Digital and Three Arrows Capital. Such bankruptcies and adverse developments in the crypto asset industry and have not impacted and is not expected to materially and adversely impact our business, financial condition, customers, and counterparties, either directly or indirectly, as the Company is not a direct counterparty to such entities. We do not have any material assets that may not be recovered due to the bankruptcies of those named companies or may otherwise be lost or misappropriated. We are also not aware of any material direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets that have filed for bankruptcy, that have been decreed insolvent or bankrupt, that have made any assignment for the benefit of creditors, or have had a receiver appointed for them, that have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, that have the crypto assets of their customers unaccounted for; or that have experienced material corporate compliance failures. However, it is possible that these recent bankruptcies may have exacerbated the further pricing decline of certain cryptocurrencies, such as Filecoin, in 2024 which may have imposed adverse impacts to our mining losses and/or value of the cryptocurrencies we hold.

Investors in our securities should be aware that engaging in cryptocurrency mining may result in certain environmental harms and transition risks related to climate change that may affect our business, financial condition and results of operations, as mining operations consume a substantial amount of power, which may contribute to increased carbon emissions. Recent policy and regulatory changes relating to limiting carbon emissions could impose additional operational and compliance burdens on our cryptocurrency mining operations, such as more stringent reporting requirements or higher compliance fees. There have also been recent market trends that may alter business opportunities for our industry, stemming from recent regulatory and policy changes in the jurisdictions in which we operate, where regulators have come out to state that certain cryptocurrencies constitute “securities” and that there would be increased regulation and oversight over businesses engaged in cryptocurrencies, which is highly power-consuming and poses environmental risks. These may lead to increased credit risks, which may lead to financiers and lenders being less willing to enter into business relationships with us, as well as increased litigation risks related to climate change in the jurisdictions in which we carry out mining operations, Some businesses as well as some investors may have also ceased accepting cryptocurrencies for certain types of purchases, and stopped investing in businesses involved in cryptocurrencies businesses, due to environmental concerns associated with cryptocurrencies mining, which may have adverse impacts on our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business and Industry —Environmental concerns associated with cryptocurrencies mining could have adverse impacts on our business, financial condition, and results of operations.”

Our clients

Business consultation services

Our business consultation services mainly serves clients from Greater China, Southeast Asia, and North America. As of December 31, 2024, we have obtained two clients, one from China and the other from the United States. We have plans to invest more into promotion and brand awareness to attract more clients in the future.

Investment banking services

Our investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) business mainly targets clients from Greater China, Southeast Asia, and North America.

In November 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates, which was completed in December 2024 through Chaince Securities, Inc.’s acquisition of Chaince Securities, LLC, previously known as JVDA, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”).

Distributed storage and computing services

From 2021 to 2024, our distributed storage and computing business only includes cryptocurrency mining. Our clients in the Bitcoin mining business we conducted from October 2021 to April 2022 were F2Pool mining pool operators. We provided computing power to the mining pool and received Bitcoin rewards as compensation for our services. Since December 2022, our clients for Filecoin mining business have been the end users (storage demanders) on the Filecoin Mainnet. We have been providing storage services to these end users and receiving Filecoin rewards as compensation for our services.

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

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2024 we have registered a generic top-level domain name. Our registered domain name is www.mercurityfintech.com.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC. Although our sources of revenue have been outside the Chinese mainland since 2021, we still maintain an office and staff teams in China to seek more Chinese customers for our business consulting services, and we do not rule out the possibility of continuing to develop new business in China in the future.

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

Our independent registered public accounting firm is headquartered in Singapore and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s 2021 Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, shareholders may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA and AHFCAA and/or PCAOB may consider the need to issue new determinations consistent with the HFCAA and Rule 6100. See “Risk Factors — Risks Relating to Doing Business in China.”

Recent Regulatory Developments

We are subject to a wide variety of complex laws and regulations in the United States, PRC and other jurisdictions in which we operate. The laws and regulations govern many issues related to our business practices, including those regarding cryptocurrencies, cybersecurity, offering and listing of securities, monopolistic behaviours, consumer protection, intellectual property, product liability and disclosures, employee benefits, taxation and other matters.

These laws and regulations are constantly evolving and may be interpreted, applied, created, superseded or amended in a manner that could harm our business. These changes may occur immediately or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. As we expand our business into new markets or introduce new features or offerings into existing markets, regulatory bodies or courts may claim that we are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions. This section summarizes the certain regulations applicable to our business.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As of the date of this report, as advised by Beijing Chuting Law Firm, our PRC legal adviser, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the large-scale collection of user data, implicate cybersecurity or involve any other type of restricted industry.

As of the date of this report, as advised by Beijing Chuting Law Firm, our PRC legal adviser, we believe that none of MFH Cayman or any of our subsidiaries is currently required to obtain regulatory approvals or permissions from the CSRC, the CAC or any other relevant PRC regulatory authorities for their business operations, and MFH Cayman’s listing in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to MFH Cayman’s and our subsidiaries’ business operations, and MFH Cayman’s listing in the U.S. from the CSRC, the CAC or other PRC regulatory authorities.

On November 14, 2021, CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operator” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. On September 24, 2024, the State Council of China issued the Regulations on the Administration of Network Data Security (the “Regulations”), which became effective on January 1, 2025. The Regulations stipulate more obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers. We are not an “operator of critical information infrastructure” or “large-scale data processor” or “internet platform service providers” as mentioned above, as advised by Beijing Chuting Law Firm, our PRC legal adviser, and we are not required to obtain permission from the CAC to approve MFH Cayman or our subsidiaries’ operations. However, PRC regulations relating to personal information protection and data protection, it has been clarified in the relevant provision that the processing of PRC individual’s personal information outside China will also under the jurisdiction of the PRC Personal Information Protection Law and if data processing outside China harms the national security, public interests or the rights and interests of citizens or organizations of the PRC, legal responsibilities will also be investigated. In addition, neither MFH Cayman nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure.

However, Measures for Cybersecurity Review (2021 version) was recently adopted and Regulations on the Administration of Network Data Security has been issued but the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. There remain uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently wrongly conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

In particular, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and supporting guidance (collectively, the “Filing Rules on Overseas Listings”), which came into effect on March 31, 2023. The Filing Rules on Overseas Listings apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the mainland of China and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, total profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the mainland of China; its principal places of business are located in the mainland of China; or the majority of the senior management members in charge of operation and management are citizens of the mainland of China or domiciled in the mainland of China. The Filing Rules on Overseas Listings require filings with the CSRC within three business days after the submission of an initial public offering or listing application overseas, or three business days after the completion of a follow-on offering in the same overseas market. As advised by Beijing Chuting Law Firm, our PRC legal adviser, neither MFH Cayman nor any of its subsidiaries is subject to the Filing Rules on Overseas Listings currently. If MFH Cayman or its subsidiaries: (i) inadvertently wrongly conclude that none of them is subject to the Filing Rules on Overseas Listings for the offering of our securities, or (ii) the applicable provisions or interpretations under the Filing Rules on Overseas Listings change and MFH Cayman or any of its subsidiaries becomes subject to the Filing Rules on Overseas Listings in the future, such failure of us to fully comply with Filing Rules on Overseas Listings or such regulatory changes may significantly limit or completely hinder any sale of shares and our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

As further advised by Beijing Chuting Law Firm, our PRC counsel, as of the date of this report, no effective laws or regulations in the PRC explicitly require MFH Cayman or our subsidiaries to seek approval from the CSRC or any other PRC governmental authorities currently, nor has MFH Cayman or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our securities offerings to foreign investors from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on us. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires MFH Cayman or any of our subsidiaries to obtain regulatory approval from Chinese authorities before conducting securities offerings in the U.S. It is possible that formal regulation will require companies listed outside the PRC which have/had PRC interests to submit registration or filings to CSRC retrospectively. If any of our subsidiaries or MFH Cayman were required to obtain approval in the future and were denied permission from PRC authorities to conduct securities offerings in the U.S., our ability to conduct our business may be materially impacted, MFH Cayman will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, the interest of the investors may be materially adversely affected and our ordinary shares may significantly decrease in value or become worthless.

As advised by Beijing Chuting Law Firm, our PRC counsel, neither MFH Cayman nor any of its subsidiaries is required to obtain any permissions from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other PRC governmental agency for the operation of its current operations, save for a standard business license which has been obtained. MFH Cayman and its subsidiaries have received all requisite permissions or approvals in the PRC for its current operations and no regulatory permissions or approvals have been denied in the PRC as of the date hereof. If MFH Cayman or its subsidiaries: (i) do not receive or maintain any required permissions or approvals, (ii) inadvertently wrongly conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, such circumstances will have a material and adverse impact on our business, operating results and financial condition, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline or become worthless.

Our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years, and as a result the exchange where our securities are traded may delist our securities. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, reducing the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in Mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. As a result, a stock exchange, such as Nasdaq on which our ordinary shares are listed may determine to delist our securities. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. Our auditor, Onestop Assurance PAC, is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in Mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. See also “Risk Factors — Our ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor if such auditor is located in China. The delisting or prohibition of trading of our ordinary shares, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment”.

C.	Organizational Structure

The following diagram illustrates our current corporate structure.

Our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed computing and storage services; (ii) Chaince Securities, Inc. acting as the operating entity of business consultation services in North America, and with Chaince Securities, LLC focusing on providing investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) in the U.S.; (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region; (iv) Aifinity, acting as the operating entity of manufacturing advanced liquid cooling panels specifically tailored for artificial intelligence (AI) infrastructure, high-performance computing (HPC); and (v) Yingke Precision will set up a factory in Shenzhen and will undertake the production and manufacturing functions in Aifinity’s business planning

Under our current corporate structure, to fund any liquidity requirements an entity in our corporate group may have, our subsidiaries may rely on loans or payments from MFH Cayman and MFH Cayman may receive distributions or cash transfers from our subsidiaries. The transfer of funds and assets among MFH Cayman and its subsidiaries outside of China are subject to money laundering and anti-corruption rules and regulations. There is also no assurance that the PRC government will not intervene in or impose restrictions on the ability of MFH Cayman (or our other subsidiaries) and its PRC subsidiaries to transfer cash or assets to each other.

As of the date of this report, each of our PRC subsidiaries relies on loans or payments from MFH Cayman (or our other subsidiaries) to meet its daily operating expenses. Any foreign loans procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange in China (the “SAFE”) in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation (“SAMR”) in its local branches, report submission to the Ministry of Commerce of China (the “MOFCOM”) in its local branches and registration with a local bank authorized by SAFE. See also “Risk Factors—Risks Relating to Doing Business in the PRC—We conduct a portion of our business operations in China and are subject to the attendant risks of operating in China, including risks arising from our corporate structure to investors, risks arising from the legal system in China, including the enforcement risks and regulatory risks resulting from political and regulatory changes which may be swift and unexpected”.

As of the date of this report, other than the possible constraints on fund transfers between MFH Cayman (or our other non-mainland China subsidiaries) and our PRC subsidiaries mentioned above, there are no currency exchange restrictions or limitations imposed on the transfer of capital within our corporate structure, except that the transfers are subject to money laundering and anti-corruption rules and regulations. However, there is no guarantee that the applicable government will not promulgate new laws or regulations that may impose such restrictions on currency exchanges in the future.

D.	Property, Plants and Equipment

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure (the “Equipment”), including cryptocurrency mining servers, cables, and other electronic devices. Starting on December 20, 2022, we use some of the storage capacity of these devices for Filecoin mining business. We have rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. for the storage of the Equipment. As of December 31, 2024, the book value of the Equipment was $2,248,195. In addition, our US subsidiary also has some office facilities and as of December 31, 2024 the book value of the office facilities was $9,599.

Our executive office is located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States. Our headquarters occupy a total of 5,730 square feet. The lease of our headquarter office has a term of three calendar year, from November 1, 2022 to September 29, 2025, with an annual rent cost of $375,940 for the year ended December 31, 2024.

Our Shenzhen office (the “Shenzhen Office”) is located at Room 1215, Xin’nan Block No.2, Yuehai Street, Nanshan District, Shenzhen City, 518000, Guangdong Province, People’s Republic of China. The Shenzhen Office has the office space of approximately 195 square meters (approximately 2,099 square feet), an 18-months lease, for an annual base rent of RMB360,000, approximately equal to US$50,030. The lease for the Shenzhen Office commenced in June 2022 and had expired in the end of April 2024. The rent cost of the Shenzhen Office for the year ended December 31, 2024 was approximately US$16,677. We are seeking to lease a new office in Shenzhen for our China operations and have identified certain office space, with the execution of the lease agreement pending as of the date of this report.

Our Hong Kong office (the “Hong Kong Office”) is located at Office Room 12, Smart-Space FinTech 1, Unit 617 - 620, Level 6, Core E, Cyberport 3, No. 100 Cyberport Road, Hong Kong. The Hong Kong Office has a flexible monthly lease, subject to auto-renewal each month. The rent cost of the Hong Kong Office for the year ended December 31, 2024 was approximately US$17,390.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. We believe that our current property rights are sufficient for our current operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report on Form 20-F.

Explanatory Note.

We have amended and restated our consolidated statement of cash flows for the financial year ended December 31, 2022, by reclassifying the net cash provided by disposal of digital assets from operating activities to investment activities. Please refer to our consolidated statement of cash flows for the financial year ended December 31, 2022 at pages F-12 and F-14 of this annual report, and Note 2 at page F-16 of this annual report.

A.	Operating Results

Overview

After making the adjustments of our business strategies in the past couple of years, the current focus of our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed computing and storage services; (ii) Chaince Securities, Inc. acting as the operating entity of business consultation services in North America, and with Chaince Securities, LLC focusing on providing investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) in the U.S., and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

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

On December 15, 2022, we entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure (the “equipment”), including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in our ordinary shares. We started using some of the storage capacity of the equipment for Filecoin mining business from December 20, 2022. For the year ended December 31, 2022, 2023 and 2024, we earned $348, $285,928 and $513,405 respectively in Filecoin mining revenue from physical mining operations. However, due to our lack of sufficient Filecoins to meet the collateral requirements for conducting Filecoin mining business, we have not fully utilized our equipment, while the depreciation of the equipment was based on the expected useful life using the straight-line method, which resulted in depreciation costs far exceeding Filecoin mining revenue in 2023 and 2024, causing our Filecoin mining business to suffer a great loss.

On December 5, 2023, the Company signed an Origin Storage Filecoin Mining Service Contract with Origin Storage PTE. LTD. (“Origin Storage”). The Company will use Origin Storage’s technology to re package the Web3 decentralized storage infrastructure and conduct Filecoin mining business through Origin Storage’s network platform. The Filecoin mining services provided by Origin Storage include but are not limited to storage server services, computing encapsulation server services, and technical services. As of December 31, 2024, by adopting the new technology provided by Origin Storage, we have opened two new nodes (replacing the two old nodes we opened in 2023) with an effective storage capacity of 70 PiB, taking up only 7 PiB original storage capacity (the “Raw Byte Power”)of our Web3 decentralized storage infrastructure, which means that using the new technology provided by Origin Storage to occupy the same original storage capacity can achieve 10 times the effective storage capacity, and the Company is expected to achieve greater productivity of the cryptocurrency mining business in the future.

Starting from December 2024, MFH Tech achieved a collaborative partnership with HDP Capital Management Limited (“HDP”), a company established by members of the Filecoin Foundation. This partnership will provide us sufficient additional Filecoins, enabling MFH Tech to meet the staking requirements for expanding our Filecoin nodes. As a mutually beneficial arrangement, we will remit approximately 50% of the Filecoin reward received by the cooperative node to our partner. In this way, the remaining storage capacity of MFH Tech’s Web3 decentralized storage infrastructure will have the opportunity to be fully utilized. By increasing the number of nodes, we anticipate a corresponding enhancement in revenue generation.

Business consultation services

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, such as assisting the clients in developing business in the United States, helping the clients improve operations and compliance, achieving market entry and expansion, as well as introducing and coordinating professional service institutions.

On July 15, 2022, MFH Cayman incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (mainly Filecoin mining) and consultation services. After the formation of Chaince Securities, Inc. in 2023, MFH Tech has gradually transferred its business consultation services to Chaince Securities, Inc. and is currently concentrating on providing distributed computing and storage services (mainly Filecoin mining).

The Company’s business consultation service revenue for the year ended December 31, 2024 was $448,525, sourced from two Chinese clients and one American client. The Company’s business consultation service revenue for the year ended December 31, 2023 was $160,000, sourced from one Chinese client and one American client. The Company’s business consultation service revenue for the year ended December 31, 2022 was $80,000, sourced from one Chinese client.

Investment banking services

On April 12, 2023, MFH Cayman completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which is developing business consultation services and investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services). In May 2023, Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. In November 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates, which was completed in December 2024 through Chaince Securities, Inc.’s acquisition of Chaince Securities, LLC, previously known as JVDA, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”). For the year ended December 31, 2024, the Company did not generate any revenue related to our investment banking services.

Key Components of Results of Operations

Revenue

The table below sets forth our Revenue in aggregate and by service type therein for the three years:

	For the year Ended December 31,
	2024	2023	2022
	US$	US$	US$
Revenue:
Business consultation services	448,525	160,000	80,000
Distributed storage and computing services	513,405	285,928	783,438
Others	45,500	—	—
Total Revenue	$1,007,430	$445,928	$863,438

Business consultation services

The Company’s business consultation service revenue for the year ended December 31, 2024 was $448,525, sourced from two Chinese clients and one American client. The Company’s business consultation service revenue for the year ended December 31, 2023 was $160,000, sourced from one Chinese client and one American client. The Company’s business consultation service revenue for the year ended December 31, 2022 was $80,000, sourced from one Chinese client. Specifically, as follows:

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

On August 1, 2023, MFH Tech signed a supplementary comprehensive service agreement with the Chinese media company. The Company will continue to assist the client in providing management consulting services and introducing professional service agency resources. MFH Tech will continue to assist the client in providing management consulting services and introduce professional service agency resources to clients in the form of a general contractor. MFH Tech collected $500,000 from the client in a lump sum, of which $150,000 was a fixed consulting service fee and $350,000 was the total contract fee for introducing professional service agencies. MFH Tech can recognize the difference between this $350,000 and the service fees paid to other professional agencies as additional income. As of December 31, 2023, approximately 40% of the agreed management consulting services had been completed as scheduled, and MFH Tech recognized consultation services revenue of $60,000 for the year ended December 31, 2023 based on the percentage-of-completion. As of December 31, 2024, 100% of the agreed management consulting services had been completed as scheduled, and MFH Tech recognized consultation services revenue of $90,000 for the year ended December 31, 2024 based on the percentage-of-completion. In addition, as of December 31, 2024, MFH Tech had completed the introduction of professional service agency resources as agreed in the supplementary agreement, and recognized the difference of $211,975 after deducting service fees paid to other professional agencies from the $350,000 received from the client as additional consulting service revenue for the year ended December 31, 2024.

On November 1, 2023, Chaince Securities, Inc. signed a financial consulting agreement with an American logistics company. Chaince Securities, Inc. will serve as a business consultant in order to facilitate introductions between the clients and esteemed third-party audit firms, legal representatives, and underwriting entities that are crucial for the clients’ fundraising endeavors within the U.S. capital market. The total consideration for this agreement is $100,000. As of December 31, 2023, approximately 20% of the agreed services had been completed as scheduled, and the Company recognized consultation services revenue of $20,000 for the year ended December 31, 2023 based on the percentage-of-completion. As of December 31, 2024, approximately 70% of the agreed services had been completed as scheduled, and Chaince Securities, Inc. recognized consultation services revenue of $50,000 for the year ended December 31, 2024 based on the percentage-of-completion.

On March 11, 2024, Chaince Securities, Inc. signed a Project Consultation Agreement with a Chinese manufacturing company. Chaince Securities, Inc. will serve as a business consultant in order to introduce and facilitate the integration of local industry guidance funds for the client, refer and apply on behalf of the client for domestic and international investment attraction and accompanying preferential policies, introduce the client to key domestic and international customers within the industry chain, and facilitate the Client’s collaboration with essential third-party institutions necessary for initial public offerings and subsequent financing activities. The total consideration for this agreement is $100,000. As of December 31, 2024, as the client successfully completed its IPO process, 100% of the agreed services also had been completed as scheduled, and Chaince Securities, Inc. recognized consultation services revenue of $100,000 for the year ended December 31, 2024 based on the percentage-of-completion.

Distributed storage and computing services

The Company’s distributed storage and computing services business was focused on cryptocurrency mining for the years ended December 31, 2022, 2023 and 2024.

a)	Bitcoin mining

From October 2021 to April 2022, Ucon obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, Ucon was entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. Ucon’s fractional share was relative to the proportion of computing power Ucon contributed to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of Ucon’s ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration Ucon received, if any, was noncash consideration, which Ucon measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time Ucon had earned the award from the pools. These considerations were all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and Ucon received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. Ucon earned $783,090 in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022, and $664,307 for the year ended December 31, 2021. Since May 2022, the Company has not carry out any business related to Bitcoin mining. Going forward, we currently have no plan to continue our Bitcoin mining operation.

b)	Filecoin mining

On December 15, 2022, MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in MFH Cayman’s ordinary shares. The investment was made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data and to advance the Filecoin mining business. On December 20, 2022, MFH Cayman commenced Filecoin (“FIL”) mining operations. In January 2023, MFH Cayman transferred all of the Web3 decentralized storage infrastructure to MFH Tech, which serves as the operating entity for Filecoin mining and cloud storage services for distributed application product operators.

MFH Tech has rented the Filecoin mining operating premises located in New Jersey, United States from Cologix US, Inc. and MFH Tech has entered into the Filecoin mainnet as a miner by registering as a user on the Filecoin mainnet, complying with the general terms and conditions required to become a miner published on the Filecoin mainnet. The essence of Filecoin mining business is that MFH Tech utilizes the Web3 decentralized storage infrastructure and provide cloud storage services to the end customers through the Filecoin mainnet. In exchange for providing storage capacity, MFH Tech is entitled to a fractional share of the fixed digital asset awards from the Filecoin mainnet, for successfully adding blocks to the blockchain. MFH Tech’s fractional share is relative to the proportion of storage capacity we contribute to Filecoin mainnet toward the total storage capacity contributed by all the Filecoin mainnet’s participants in solving the current algorithm. Providing storage capacity in digital asset transaction verification services is an output of MFH Tech’s ordinary activities. The provision of such storage capacity is the only performance obligation in the general terms of the Filecoin mainnet. The transaction consideration MFH Tech receives, if any, is noncash consideration, which MFH Tech measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time MFH Tech has earned the award from the Filecoin mainnet. These considerations are all variable. Since significant reversals of cumulative revenue are possible given the nature of the assets, the consideration is constrained until the all the miners successfully places a block (by being the first to solve an algorithm) and MFH Tech receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component related to these transactions. Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt.

MFH Cayman established our first node account (f01997159) (“Filecoin Node 1”) on the Filecoin network in December 2022. MFH Tech established our second node account (f02096915) (“Filecoin Node 2”) on the Filecoin network in March 2023. As of December 31, 2024, Node 1 and Node 2 had ceased their operations due to their low effective storage capacity.

In December 2023, MFH Tech decided to adopt the new Filecoin mining method “Filecoin Plus” to expand its Filecoin mining business and gradually replace Filecoin Nodes 1 and 2 by opening new ones operating with Filecoin Plus. The new Filecoin mining method of Filecoin Plus is open-source information available on the Filecoin network. With the technical guidance and support of Origin Storage, MFH Tech has become capable of using and operating the open-sourced codes of Filecoin Plus to mine Filecoin and have been running two new Filecoin mining nodes (f02843151 and f02886019) (“Filecoin Node 3” and “Filecoin Node 4” respectively) since January 2024. Under the Filecoin Plus mining method, MFH Tech can identify, store, search and retrieve commercial grade information for clients and as a result, MFH Tech has received ten times (also called “quality adjusted power” in the setting of Filecoin mining) of the mining rewards in Filecoin for the same amount mining work we do using the regular Filecoin mining method. Origin Storage has been providing technical services to MFH Tech’s mining team for Filecoin mining operations to meet the standards of Filecoin Plus and receive the quality adjusted power and increased amount of Filecoin rewards. The original storage capacity is the actual storage capacity taken up by MFH Tech’s Web3 decentralized storage infrastructure. The effective storage capacity refers to the rate or ability of Filecoin rewards each unit of storage can generate. Because of the 10x quality adjusted power the Filecoin network is providing to miners using Filecoin Plus method, MFH Tech currently can use one unit of original storage to earn the same amount of Filecoin rewards that ten original storage units used to earn in the past before MFH Tech adopted Filecoin Plus. In that sense, we believe Origin Storage helped MFH Tech use Filecoin Plus method to increase its effective storage capacity by tenfold. As of December 31, 2024, the aggregate effective storage capacity of Filecoin Nodes 3 and 4 reached and maintained at a level of 70PiB, exceeding our original target storage capacity of 60.4PiB, and taken up only 7PiB of the original storage capacity (the “Raw Byte Power”) of our Web3 decentralized storage infrastructure.

For the years ended December 31, 2024, 2023 and 2022, the Company totally earned $513,405, $285,928 and $348 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

Other services

Based on the business consultation services our US subsidiary Chaince Securities, Inc. provide to its clients, Chaince Securities, Inc. would introduce various necessary professional institutional resources to the clients undergoing IPOs, and these professional institutions may pay Chaince Securities, Inc. certain referral fees. For the year ended December 31, 2024, Chaince Securities, Inc. recognized $45,500 such revenue. No related revemue generated for year ended December 31, 2022 and 2023.

Cost of Revenue

The table below sets forth our cost of Revenue in aggregate and by service type therein for the three years:

	For the year Ended December 31,
	2024	2023	2022
	US$	US$	US$
Cost of Revenue:
Business consultation services	(259,593)	(138,092)	(19,000)
Distributed storage and computing services	(1,123,346)	(1,286,220)	(1,361,600)
Others	—	—	—
Total cost of Revenue	$(1,382,939)	$(1,424,312)	$(1,380,600)

Business consultation services

In 2023, the Company only implemented two business consultation projects. The direct costs of the Company’s business consultation services included office space expenses, team salaries, travel expenses, printing fees, and the fees required to acquire clients. The cost of business consultation services was recognized in the amount of $259,593, $138,092 and $19,000 for the year ended December 31, 2024, 2023 and 2022, respectively.

Distributed storage and computing services

a)	Bitcoin mining

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. There were no Bitcoin mining operations in the year 2023 and 2024. The cost of Bitcoin shared mining operations was recognized in the year ended December 31, 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

Our Hong Kong subsidiary Ucon carried out Bitcoin mining from October 2021 to April 2022. Ucon’s computing power during this period was 35,000TH/s, the average daily output during this period was 0.17011136 BTC, and the revenue per unit of computing power was 0.000004860 BTC/TH/day. For this Bitcoin mining business, Ucon essentially leased the Bitcoin mining machines instead of owning them, while the cost of renting the mining machines proved to be very high. The average daily operating cost (including the cost of renting the mining machines) of Ucon’s Bitcoin mining was $110,80.51, so Ucon would not make a profit until the average price of Bitcoin exceeds $65,137. However, back in October 2021, the management did not anticipate the Bitcoin market crash that would begin in December 2021. In December 2021, the price of Bitcoin suddenly plummeted from the price range of $60,000 per coin and during 2022 and 2023 such price lingered around the range of $15,000 to $49,000, causing our Bitcoin mining business to suffer a great loss. Since May 2022, we have not carry out any business related to Bitcoin mining. Going forward, we currently have no plans to resume Bitcoin mining business.

b)	Filecoin mining

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software deployment and technical service costs, and interest costs for Filecoin borrowed as initial pledge for Filecoin mining business.

The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2024 in the amount of $1,123,346, including mining machine depreciation costs of $673,214, mine lease costs (including electricity) of $351,339, software deployment and technical service costs of $28,644, and interest costs for Filecoin borrowed as initial pledge for Filecoin mining business of $70,149.

The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software deployment and technical service costs of $93,438.

The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2022 in the amount of $69,816, including mining machine depreciation costs of $$28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software deployment and technical service costs of $14,791.

Our US subsidiary MFH Tech carries out our Filecoin mining business from December 2022. As of December 31, 2023, MFH Tech had opened two nodes on the Filecoin blockchain with the total effective storage capacity of 19.04PiB. The operating costs of Filecoin mining business currently include depreciation costs of equipment, site fees, electricity fees, network fees and software deployment costs. Due to the fact that the number of nodes in the Company’s Filecoin mining business and the storage capacity of each node have not yet reached the set maximum level, the Company still receives relatively few Filecoin rewards, and the corresponding revenue recognized by the Company is also relatively low. However, the Web3 decentralized storage infrastructure used by the Company for Filecoin mining are depreciated based on the expected useful life using the straight-line method, which resulted in depreciation costs far exceeding Filecoin mining revenue in 2023.

Other services

In 2024, our US subsidiary, Chaince Securities, Inc., generated a total revenue of $45,500 from referral commissions. This revenue was generated by providing our business consultation clients with access to essential professional agency resources. It is important to note that these revenues do not incur any direct associated costs.

Operating Expenses

The table below sets forth our operating expenses from continuing operations for the three years:

	For the year Ended December 31,
	2024	2023	2022
Operating expenses:
Sales and marketing	(100,426)	(449,900)	(35,000)
General and administrative	(2,086,677)	(2,515,291)	(2,156,063)
Provision for doubtful accounts	(11,452)	—	(3,138)
Loss on disposal of intangible assets	—	—	(29,968)
Impairment loss of property and equipment	(1,827,373)	(307,733)	—
Impairment loss of intangible assets	—	(4,248,085)	(3,144,053)
Loss on market price of crypto assets	(215,397)	—	—
Total operating expenses	(4,241,325)	(7,521,009)	(5,368,222)

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, loss on disposal of intangible assets, impairment loss of intangible assets or loss on market price of crypto assets. Our total operating expenses were $4,241,325, $7,521,009 and $5,368,222 for the year ended December 31, 2024, 2023 and 2022, respectively.

Sales and marketing expenses

The sales and marketing expenses for the year ended December 31, 2024 mainly include sales personnel salaries and referral fees for business consultation service projects. During 2024, our US subsidiary MFH Tech added two sales employees responsible for customer development and marketing of our business consultation services business. The total salary costs paid to them was $90,426 for the year ended December 31, 2024. In March 2024, MFH Tech paid a referral fee of $10,000 to a partner when arranging professional agency services for its Chinese media clients, as this partner helped MFH Tech secure a $20,000 discount from a US law firm arranged by MFH Tech to provide services for its Chinese media clients.

The sales and marketing expenses for the year ended December 31, 2023 mainly include marketing consulting fees for our new business development, and referral fees for our business consultation services projects. The specific content is as follows:

On January 13, 2023, the Company’s US subsidiary MFH Tech signed a Consulting Agreement with Dato Ai Technology Corporation (“Dato”), pursuant to which Dato will provide sales and marketing services as an independent contractor in order to search for and identify potential clients of the Company’s business consultation services. In 2023, MFH Tech paid Dato $250,000 as the consulting fees.

On June 12, 2023, our US subsidiary MFH Tech signed a Referral Agreement with Global Innovation Wisdom Consultant, Inc (the “Global Innovation Wisdom”), pursuant to which Global Innovation Wisdom will use its best efforts to introduce a bank to MFH Tech, and MFH Tech intended to carry out digital banking services by acquiring this bank. MFH Tech paid Global Innovation Wisdom $100,000 as consulting fees in 2023, although MFH Tech did not ultimately complete the acquisition of the bank.

On August 1, 2023, our US subsidiary MFH Tech signed a supplementary comprehensive service agreement with a Chinese media company. MFH Tech will continue to assist the client in providing management consulting services and introducing professional service agency resources. MFH Tech totally paid $85,000 to the client’s referral agent in 2023. This payment was made in recognition of the referral agent’s significant contribution in reducing MFH Tech’s expenses associated with general contracting professional agency fees. Consequently, the Company had included this expense under the sales and marketing expenses in its consolidated statements of operations for the year ended December 31, 2023.

In addition, other marketing fees of $2,400 were recognized for MFH Tech’s business promotion for 2023.

The sales and marketing expenses for the year ended December 31, 2022 were all referral fees for our business consultation services projects. On August 23, 2022, our US subsidiary MFH Tech signed a Consulting Agreement with a Chinese media company, pursuant to which MFH Tech will serve as an independent contractor in order to facilitate the client to conduct its initial public offering. MFH Tech paid $35,000 to the client’s referral agent and we recognized it as sales and marketing expenses in the consolidated statements of operations for the year ended December 31, 2022.

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

Our general and administrative expenses were $2,086,677 for the year ended December 31, 2024, compared to $2,515,291 and $2,156,063 in the same period of 2023 and 2022.

General and administrative expenses for 2024 consisted primarily of $482,993 in employment costs, $947,725 in professional fees, and $655,959 in other office expenses.

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

Impairment loss of property and equipment

In the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

In January 2025, APV International Consulting & Appraisal Limited (“APV”), a professional evaluation agency, conducted a more detailed evaluation of our Web3 decentralized storage infrastructure. Based on the valuation report provided by APV, with reference to the latest comparable market prices and adjustment for years of usage, we do not need to make any further provision for impairment losses.

During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. The Company scrapped the machines and recognized an impairment loss of $307,734 for the year ended December 31, 2023.

Impairment loss of intangible assets

a)	Acquired broker-dealer license deemed to have an indefinite life

Our acquired broker-dealer license is measured at cost minus impairment loss. We estimated the fair values of the acquired broker dealer license, and no impairment loss was recognized for the year ended December 31, 2024. As of December 31, 2023, we had not yet obtained the broker dealer license.

b)	Crypto assets

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted.

In 2022, as the price crash of Bitcoin, we, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. Because the intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We estimated the fair values of the crypto assets based on the intraday low price of the Coinbase platform every day, and we recognized $303,276 impairment loss of intangible assets for the year ended December 31, 2023.

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

c)	The right to recover the crypto assets

On February 16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

We classified the crypto assets subject to seizure by Sheyang County Public Security Bureau, which we still retain the right to recourse, as the right to recover the crypto assets.

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

Loss on market price of crypto assets

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company recognized the loss on market price of crypto assets of $215,397 for the year ended December 31, 2024.

Interest (expenses)/income, net

Our interest (expenses)/income, net consists primarily of: 1) the interest income from cash and short-term deposits with banks, providing loans to external parties; 2) the interest expenses for our Convertible Promissory Note, and Filecoin borrowed as initial pledge for Filecoin mining business.

The table below sets forth our interest (expenses)/income, net for the year ended December 31, 2024, 2023 and 2022:

	For the year Ended December 31,
	2024	2023	2022
Interest (expenses)/income, net:
Convertible note interest expenses (i)	(382,603)	(410,548)	—
Interest income from cash and short-term investments (ii)	426,674	214,482	5,118
Interest expenses for Filecoin borrowed as initial pledge	—	(12,583)	—
Interest income from providing loans to external parties (iii)	160,000	12,594	—
Interest (expenses)/income, net	$204,071	$(196,055)	$5,118

(i)	Convertible note interest expenses

MFH Cayman entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, the Company issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). For the year ended December 31, 2023, the Company recognized $410,548 interest expenses for the Note.

On February 2, 2024, MFH Cayman and the Holder entered into an amendment agreement of the Securities Purchase Agreement. MFH Cayman and the Holder desire to amend the terms of the Note, pursuant to which MFH Cayman shall repay $1,500,000 of the original U.S.$9,000,000 principal amount to the Holder in consideration of amending certain terms of the Note. The Adjusted Principal Amount of U.S.$7,500,000 from February 2, 2024 to February 1, 2025 (the “Maturity Date”), both at an annual rate of 5%, until the repayment of the Note unless converted into ordinary shares of MFH Cayman in accordance with the agreed conversion conditions. Interest on this Note shall be computed on the basis of a 365-day year and actual days elapsed. Interest accrued on this Note shall be payable in arrears on the Maturity Date of this Note and shall be forgiven and waived by the Holder upon conversion of the Note. No more interest shall accrue on the Accrued Interest of the Original Note from the date hereof until the Maturity Date. In January and Feburary 2024, MFH Cayman repaid the principal of $1,500,000, and paid the interest of $450,000 for the period from February 2, 2023 to February 1, 2024, and repaid the principal of $1.5 million. For the year ended December 31, 2024, the Company recognized $382,603 interest expenses for the Note.

(ii)	Interest income from cash and short-term investments

During 2022 and 2023, the Company obtained over $19 million in private equity financing for its business transformation and new business development. However, due to various factors such as industry and regulatory constraints, such as our inability to quickly complete the acquisition of a US broker dealer firm, our inability to fully utilize our distributed storage facilities due to the continued low market price of Filecoin and the lack of Filecoins for staking required to increase nodes, these reasons have resulted in the Company’s funds not being truly invested in the actual development of its business. In this context, the Company utilized the remaining funds to acquire stable investment products, such as United States Treasury bonds and certificates of deposit, thereby augmenting its interest income.

Financing costs

The table below sets forth our financing costs recognized in current expenses for the year ended December 31, 2024, 2023 and 2022:

	For the year Ended December 31,
	2024	2023	2022
Financing costs:
Financial advisory fees for Unsecured Convertible Promissory Note	—	(450,000)	—
Total financing costs	$—	$(450,000)	$—

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of 5% of the financing amount to the financial advisor in 2023. No related costs occurred in the year ended December 31, 2024 and 2022.

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

Recently Issued and Adopted Accounting Pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 3 of the consolidated financial statements as of December 31, 2024.

Results of Operations

Results of Operations for the Year Ended December 31, 2024 and 2023

The following table summarizes the results of our operations during the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar increase or (decrease) during such period.

	For the year Ended December 31,		Variance in Amount
	2024	2023
	(US$, except share and share related data)
Revenue	$1,007,430	$445,928	$561,502
Business consultation services	448,525	160,000	288,525
Distributed storage and computing services	513,405	285,928	227,477
Others	45,500	—	45,500
Cost of Revenue	$(1,382,939)	$(1,424,312)	$41,373
Business consultation services	(259,593)	(138,092)	(121,501)
Distributed storage and computing services	(1,123,346)	(1,286,220)	162,874
Others	—	—
Gross profit	$(375,509)	$(978,384)	$602,875
Sales and marketing	(100,426)	(449,900)	349,474
General and administrative	(2,086,677)	(2,515,291)	428,614
Provision for doubtful accounts	(11,452)	—	(11,452)
Impairment loss of property and equipment	(1,827,373)	(307,733)	(1,519,640)
Impairment loss of intangible assets	—	(4,248,085)	4,248,085
Loss on market price of crypto assets	(215,397)	—	(215,397)
Operating loss from continuing operations	$(4,616,834)	$(8,499,393)	$3,888,429
Interest (expenses)/income, net	204,071	(196,055)	400,126
Financing costs	—	(450,000)	450,000
Other (expenses)/income, net	(32,846)	2,379	(35,225)
Gain/(loss) from market price of short-term investment	212,426	(226,210)	438,636
Gain/(loss) from selling short-term investments	35,771	(78,693)	114,464
Loss before provision for income taxes	$(4,197,412)	$(9,447,972)	$5,256,430
Income tax benefits	(336,985)	90,776	(402,561)
Loss from continuing operations	$(4,534,397)	$(9,357,196)	$4,853,869
Loss from discontinued operations	—	—
Net loss	$(4,534,397)	$(9,357,196)	$4,853,869

Revenue

We generate revenues from business consultation services and distributed storage and computing services.

We generated total revenue on a consolidated basis in the amounts of $1,007,430 for the year ended December 31, 2024, and $445,928 for the year ended December 31, 2023.

Our revenues from business consultation services increased by $288,525, or 180.3%, to $448,525 for the year ended December 31, 2024 from $160,000 for the year ended December 31, 2023. This growth is mainly due to an increase in the number of our business consultation service clients for the year ended December 31, 2024.

Our revenues from distributed storage and computing services, or Filecoin mining business increased by $227,477, or 79.6%, to $513,405 for the year ended December 31, 2024 from $285,928 for the year ended December 31, 2023. This increase is mainly due to the increase in the effective storage capacity of our Filecoin nodes, from 19.1PiB to 70PiB.

Our other revenue, mainly referral commissions, increased by $45,500, or 100%, to $45,500 for the year ended December 31, 2024 from nil for the year ended December 31, 2023.

Cost of Revenue

We generated total cost of revenue on a consolidated basis in the amounts of $1,382,939 for the year ended December 31, 2024, and $1,424,312 for the year ended December 31, 2023.

The direct costs of the Company’s business consultation services included office space expenses, team salaries, travel expenses, printing fees, and the fees required to acquire clients. Our cost of revenues from business consultation services increased by $121,501, or 88%, to $259,593 for the year ended December 31, 2024 from $138,092 for the year ended December 31, 2023. This growth is mainly due to an increase in the number of our business consultation service clients and a significant increase in the number of personnel and labor costs for the year ended December 31, 2024.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software deployment and technical service costs, and interest costs for borrowing Filecoin for initial pledge of the Filecoin mining. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2024 in the amount of $1,123,346, including mining machine depreciation costs of $673,214, mine lease costs (including electricity) of $351,339, software deployment and technical service costs of $28,644, and interest costs for borrowing Filecoin for initial pledge of the Filecoin mining of $70,149. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software deployment and technical service costs of $93,438.

The Company’s other revenue did not incur any direct associated costs for the year ended December 31, 2024.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for doubtful accounts, impairment loss of intangible assets, and loss on market price of crypto assets. Our total operating expenses were $4,235,455 and $7,521,009 for the year ended December 31, 2024 and 2023.

a)	Sales and marketing expenses

Our sales and marketing expenses decreased by $349,474, or 77.7%, to $100,426 for the year ended December 31, 2024 from $449,900 for the year ended December 31, 2023. This decrease is mainly due to an decrease in the consulting and referral fees to search for and identify potential clients of our business consultation services and seek new business development.

b)	General and administrative expenses

Our general and administrative expenses consist primarily of (i) salaries and benefits for employees, which are the salaries and benefits for our management, merchant service representatives and general administrative staff, (ii) office expenses, which consist primarily of office rental, maintenance and utilities expenses, depreciation of office equipment and other office expenses, and (iii) professional expenses, which consist primarily of legal expense and audit fees. Our general and administrative expenses decreased by $428,614, or 17%, to $2,086,677 for the year ended December 31, 2024 from $2,515,291 for the year ended December 31, 2023. General and administrative expenses for 2024 consisted primarily of $482,993 in employment costs, $947,725 in professional fees, and $655,959 in other office expenses. Our general and administrative expenses for 2023 consisted primarily of $549,042 in employment costs, $1,271,174 in professional fees, and $695,076 in other office expenses.

c)	Provision for doubtful accounts

In September 2024, MFH Tech transferred 100% of its rights, title, and interest in and to the loan due from Fresh First Inc. to another company. Consequently, the previously accrued interest receivable of $11,452 cannot be recovered. Therefore, a bad debt provision of $11,452 for interest receivable has been recognized for the year ended December 31, 2024.

No losses from provision for doubtful accounts were recognized for 2023.

d)	Impairment loss of property and equipment

In the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

In January 2025, APV International Consulting & Appraisal Limited (“APV”), a professional evaluation agency, conducted a more detailed evaluation of our Web3 decentralized storage infrastructure. Based on the valuation report provided by APV, with reference to the latest comparable market prices and adjustment for years of usage, we do not need to make any further provision for impairment losses.

During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. The Company scrapped the machines and recognized an impairment loss of $307,734 for the year ended December 31, 2023.

e)	Impairment loss of intangible assets

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted.

No impairment loss was recognized for our acquired broker-dealer license deemed to have an indefinite life for the year ended December 31, 2024. As of December 31, 2023, we had not yet obtained the broker dealer license.

For the crypto assets, we estimated the fair values of the crypto assets based on the intraday low price every day and recognized $303,276 impairment loss for the year ended December 31, 2023.

For the right to recover the crypto assets, as of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, with the amount of $3,944,809, to eliminate the potential significant uncertainty on the financial statements.

f)	Loss on market price of crypto assets

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). The Company recognized the loss on market price of crypto assets of $215,397 for the year ended December 31, 2024.

Interest (expenses)/income, net

Our interest (expenses)/income, net for the year ended December 31, 2024, amounted to positive $204,071, consists of: a) the interest expenses for our Convertible Promissory Note of $382,603; b) the interest income from cash and short-term investments of $426,674; c) the interest income from providing loans to external parties of $160,000.

Our interest (expenses)/income, net for the year ended December 31, 2023, amounted to negative $196,055, consists of: a) the interest expenses for our Convertible Promissory Note of $410,548; b) the interest income from cash and short-term investments of $214,482; c) the interest expenses for Filecoin borrowed as initial pledge of $12,583; and d) the interest income from providing loans to external parties of $12,594.

Financing costs

No financing costs generated for the year ended December 31, 2024.

In February 2023, according to the agreement with the financial advisor for the Company’s Unsecured Convertible Promissory Note with a financing amount of $9 million, the Company paid a financial advisor fee of 5% of the financing amount to the financial advisor in 2023.

Other (expenses)/income, net

Other income consists primarily of the gain generated from the government subsidies, rewards from banks. Other expenses consists primarily of the tax penalties, as well as the adjustment of differences in the reconciliation of other payables. We recognized other expenses, net of $32,846 in 2024, and we recognized other income, net of $2,379 in 2023.

Gain/(Loss) from market price of short-term investment

The gain from market price of short-term investment of $212,426 for the year ended December 31, 2024 consists primarily of the loss on the market price changes of the ETFs held by the Company as of December 31, 2024.

The loss on market price of short-term investment of $226,210 for the year ended December 31, 2023 consists primarily of the loss on the market price changes of the ETFs held by the Company as of December 31, 2023.

Gain/(Loss) from selling short-term investments

The gain from selling short-term investments of $35,771 for the year ended December 31, 2024 consists primarily of the gain from selling common stocks held by the Company during the same period.

The loss from selling short-term investments of $78,693 for the year ended December 31, 2023 consists primarily of the loss from selling common stocks held by the Company during the same period.

Income tax expense/(benefits)

The reconciliations of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, and 25% applicable to the PRC operation to income tax benefit from continuing operations for the year ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024
	US$	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince Securities, Inc.)	US (Chaince Securities, LLC)	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	(2,594,153)	(100,291)	(30)	(23,652)	(93,360)	(2,811,486)
Income tax computed at applicable tax rates	(544,772)	(21,061)	(6)	(3,903)	(23,340)	(593,082)
Current losses unrecognized deferred income tax	544,772	—	6	3,903	23,340	572,021
Temporary difference between the book value of intangible asset and its tax base	—	—	25,200	—	—	25,200
Changes in valuation allowance	—	—	—	332,846	—	332,846
Income tax expenses/(benefits)	—	(21,061)	25,200	332,846	—	336,985

	For the year ended December 31, 2023
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Loss before income taxes	(2,662,392)	(45,346)	(496,006)	(121,212)	(3,324,956)
Income tax computed at applicable tax rates	(559,102)	(9,522)	(81,841)	(30,303)	(680,768)
Current losses unrecognized deferred income tax	559,102	-	-	30,303	589,405
Prior income tax expense recognized in current period	587	-	-	-	587
Income tax expenses/(benefits)	587	(9,522)	(81,841)	-	(90,776)

Net loss

Our net loss was $4,534,397 for the year ended December 31, 2024 compared to $9,357,196 for the year ended December 31, 2023. Among them, our loss from continuing operations was $4,534,397 for the year ended December 31, 2023 compared to $9,357,196 for the year ended December 31, 2023.

Results of Operations for the Year Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar increase or (decrease) during such period.

	For the year Ended December 31,		Variance in
	2023	2022	Amount
	(US$, except share and share related data)
Revenue	$445,928	$863,438	$(417,510)
Business consultation services	160,000	80,000	80,000
Distributed storage and computing services	285,928	783,438	(497,510)
Technical services	-	-	-
Cost of Revenue	$(1,424,312)	$(1,380,600)	$(43,712)
Business consultation services	(138,092)	(19,000)	(119,092)
Distributed storage and computing services	(1,286,220)	(1,361,600)	75,380
Technical services	-	-	-
Gross profit	$(978,384)	$(517,162)	$(461,222)
Sales and marketing	(449,900)	(35,000)	(414,900)
General and administrative	(2,515,291)	(2,156,063)	(359,228)
Provision for doubtful accounts	-	(3,138)	3,138
Loss on disposal of intangible assets	-	(29,968)	29,968
Impairment loss of property and equipment	(307,733)	-	(307,733)
Impairment loss of intangible assets	(4,248,085)	(3,144,053)	(1,104,032)
Operating loss from continuing operations	$(8,499,393)	$(5,885,384)	$(2,614,009)
Interest (expenses)/income, net	(196,055)	5,118	(201,173)
Financing costs	(450,000)	-	(450,000)
Other (expenses)/income, net	2,379	1,248	1,131
Loss on market price of short-term investment	(226,210)	-	(226,210)
Loss from selling short-term investments	(78,693)	-	(78,693)
Loss from disposal of subsidiaries	-	(4,664)	4,664
Loss before provision for income taxes	$(9,447,972)	$(5,883,682)	$(3,564,290)
Income tax benefits	90,776	248,711	(157,935)
Loss from continuing operations	$(9,357,196)	$(5,634,971)	$(3,722,225)
Loss from discontinued operations	-	-	-
Net loss	$(9,357,196)	$(5,634,971)	$(3,722,225)

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

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs and software deployment and technical service costs. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software licensing costs of $93,438. The cost of Filecoin physical mining operations was recognized in 2022 in the amount of $69,816, including mining machine depreciation costs of $28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software deployment and technical service costs of $14,791.

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

Interest (expenses)/income, net

Our interest (expenses)/income, net for the year ended December 31, 2023, amounted to $196,055, consists of: a) the interest expenses for our Convertible Promissory Note of $410,548; b) the interest income from cash and short-term investments of $214,482; c) the interest expenses for Filecoin borrowed as initial pledge of $12,583; and d) the interest income from providing loans to external parties of $12,594.

Our interest income, net for the year ended December 31, 2023, amounted to $5,118, was generated from interest income from cash and short-term investments.

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

Income tax expense/(benefits)

The reconciliations of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, and 25% applicable to the PRC operation to income tax benefit from continuing operations for the year ended December 31, 2023 and 2022 are as follows:

	For the year ended December 31, 2023
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince)	Hong Kong	PRC	Consolidated
Loss before income taxes	(2,662,392)	(45,346)	(496,006)	(121,212)	(3,324,956)
Income tax computed at applicable tax rates	(559,102)	(9,522)	(81,841)	(30,303)	(680,768)
Current losses unrecognized deferred income tax	559,102	-	-	30,303	589,405
Prior income tax expense recognized in current period	587	-	-	-	587
Income tax expenses/(benefits)	587	(9,522)	(81,841)	-	(90,776)

	For the year ended December 31, 2022
	US$	US$	US$	US$
	US	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	(1,485,446)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	(259,753)
Effect of different tax rates in different jurisdictions	451	-	-	451
Non-deductible expenses	-	-	785	785
Current losses unrecognized deferred income tax	-	-	43,478	43,478
Prior losses recognized deferred income tax in current period	-	(33,672)	-	(33,672)
Income tax expenses/(benefits)	2,294	(251,005)	-	(248,711)

Net loss

Our net loss was $9,357,196 for the year ended December 31, 2023 compared to $5,634,971 for the year ended December 31, 2022. Among them, our loss from continuing operations was $9,357,196 for the year ended December 31, 2023 compared to $5,634,971 for the year ended December 31, 2022.

B.	Liquidity and Capital Resources

We had $7,537,874 (including $91,000 security deposits frozen in our bank account), $16,208,949 (including $91,000 security deposits frozen in our bank account), and $24,009,331 (including $93,475 security deposits frozen in our bank account) in cash and cash equivalents as of December 31, 2022, 2023 and 2024, respectively.

We had $957,729 in short-term investments as of December 31, 2024, all of which are with a high liquidity.

Our net losses were $5,634,971, $9,357,196 and $4,534,397 for the year ended December 31, 2022, 2023 and 2024, respectively, and our net cash used in operating activities were $1,551,357, $2,789,415 and $3,574,217 in 2022, 2023 and 2024, respectively.

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

On December 19, 2024, the Company entered into a Securities Purchase Agreement with a non-U.S. investor for a private placement offering, providing the sale and issuance of 1,470,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of US$10,010,700 at $6.81 per share. The offering was closed on December 26, 2024. Upon closing, the Company issued a total of 1,470,000 Ordinary Shares to the purchaser following receipt of a total purchase price of US$10,010,700.

On January 9, 2025, the Company entered into a Securities Purchase Agreement with a non-U.S. investor for a private placement offering, providing the sale and issuance of 1,370,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of US$8,041,900 at $5.87 per share. Such offering closed on January 16, 2025 and upon closing, the Company issued a total of 1,370,000 Ordinary Shares to the purchaser following receipt of a total purchase price of US$8,041,900.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
			(as restated)
	(US$)	(US$)	(US$)
Net cash used in operating activities	(3,574,217)	(2,789,415)	(1,551,357)
Net cash (used in)/provided by investing activities	3,793,854	(7,839,004)	936,712
Net cash provided by financing activities	7,580,700	19,300,000	7,720,425
Effect of exchange rate changes	45	(505)	(8,543)
Increase/(decrease) in cash and cash equivalents	7,800,382	8,671,076	7,097,237
Cash at the beginning of the period	16,208,949	7,537,873	440,636
Cash at the end of the period	24,009,331	16,208,949	7,537,873

Note: We have amended and restated our consolidated statement of cash flows for the financial year ended December 31, 2022, by reclassifying the net cash provided by disposal of digital assets from operating activities to investment activities. Please refer to our consolidated statement of cash flows for the financial year ended December 31, 2022 at pages F-12 and F-14 of this annual report, and Note 2 at page F-16 of this annual report.

Net cash used in operating activities

Net cash used in operating activities was $3,574,217 for the year ended December 31, 2024, all from continuing operations. The net cash used in continuing operations was primarily due to: 1) Net loss from continuing operations of $1,750,546 after excluding impairment loss of intangible assets, depreciation of fixed assets and amortization of intangible assets, loss from selling short-term investments, exchange gains and losses, loss on market price of short-term investment, and expenses included in financing activities; 2) Changes in operating assets and liabilities, net of effect of acquisitions: digital assets generated from mining business of $513,431, digital assets used to pay expenses of $23,255, an increase in prepaid expenses and other current assets and right-of-use assets of $760,984, an decrease in accounts payable, advance from customers, accrued expenses and other current liabilities, lease liabilities, and deferred tax liabilities of $572,511.

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

Net cash (used in)/provided by investing activities

Net cash provided by investing activities was $3,793,854 for the year ended December 31, 2024, which was primarily attributable to: Cash from selling short-term investments of $1,939,850, Received short-term investment interest and dividends of $221,146, Cash paid for short-term investments of $364,531, Payments for purchasing fixed assets of $2,611, and Payments for purchasing fixed assets, as well as refunds under the cancellation agreement of $2,000,000.

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

Net cash provided by financing activities

Net cash provided by financing activities was $ 7,580,700 for the year ended December 31, 2024, representing cash provided by private placement of $10,010,700, used in paying for the convertible notes of $1,500,000, and used in paying related financial advisory fees of $930,000.

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

Capital Expenditures

On September 1, 2024, our holding company MFH Cayman entered into a Server Procurement Project Contract to purchase a batch of Inspur AI servers for the development of AI related new business, for a US$2 million total price consideration. As of December 31, 2024, MFH Cayman had paid US$1 million to the seller, and the AI servers have not been delivered to MFH Cayman.

On January 10, 2023, the Company entered into an asset purchase agreement (the “Original Contract”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million. On May 31, 2023, the Company and Jinhe entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As of December 31, 2023, the Company has paid the seller $3 million US dollars. On March 10, 2024, the Company and Jinhe entered into a Cancellation Agreement, which cancelled and terminated the Original Contract and the amendment in its entirety, the prepayment of $3 million US dollars from the Company to Jinhe had been refunded to the Company in 2024.

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

Inflation

Since our inception, inflation in the PRC has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, -0.3% and 0.2%, respectively.

From the second half of 2022, the United States becomes one of our main locations of operations. According to the U.S. Bureau of Labor Statistics, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 6.4%, 3.2% and 2.9%, respectively.

Although we have not been materially affected by inflation in the past, we have experienced and expect to continue to experience upward pressure on our operating expenses.

C.	Research and Development

Please refer to “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D.	Trend Information

On February 16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

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

The deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2024 are as follows:

		The portion that was still stored in the hardware cold as of December 31, 2024	The portion that that are forwarded to unknown addresses as of December 31, 2024
Crypto assets	Quantities	Quantities	Quantities

Bitcoins	125.8584797	30.62004	95.23843
USD Coins	2005537.50	—	2005537.5

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we had made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023 and 2024, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

After the Wei Zhu incident, the Company’s board of directors and management underwent significant changes in 2022. From March 2022 to April 2023, the new management made significant adjustments to the Company’s business strategy and development focus.

After the adjustment of our business strategies, the focus of our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed computing and storage services; and (ii) Chaince Securities, Inc. acting as the operating entity of business consultation services in North America, and with Chaince Securities, LLC focusing on providing investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) in the U.S., and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

a)	From July 2022, we have designated business consultation services as one of our main businesses.

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, such as assisting the clients in developing business in the United States, helping the clients improve operations and compliance, achieving market entry and expansion, as well as introducing and coordinating professional service institutions. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On July 15, 2022, MFH Cayman incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (mainly Filecoin mining) and consultation services. After the formation of Chaince Securities, Inc. in 2023, MFH Tech has gradually transferred its business consultation services to Chaince Securities, Inc. and is currently concentrating on providing distributed computing and storage services (mainly Filecoin mining).

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

From December 2023, we began adopting new technologies to carry out Filecoin mining business, and it is expected that the mining output efficiency of Filecoin will be significantly improved. From December 2024, we began collaborating with a company founded by members of the Filecoin Foundation, allowing us to obtain more Filecoins to meet the staking requirements for adding new Filecoin nodes, thereby expanding more nodes to increase revenue.

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

d)	We have decided to increase our focus on investment banking services as one of our future main businesses.

On April 12, 2023, MFH Cayman completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which is developing business consultation services and investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services). In May 2023, Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. In November 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates, which was completed in December 2024 through Chaince Securities, Inc.’s acquisition of Chaince Securities, LLC, previously known as JVDA, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”).

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

Impairment of property and equipment

On December 15, 2022, our holding company MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in MFH Cayman’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000. In January 2023, MFH Cayman transferred all of these Web3 decentralized storage infrastructures to our US subsidiary MFH Tech and established MFH Tech as the business entity for our distributed storage and computing services.

During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. We scrapped the machines and recognized an impairment loss of $307,733, with an original cost of $364,112 and accumulated depreciation of $56,379. As of December 31, 2024, these impaired machines had been written off.

In the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

In January 2025, APV International Consulting & Appraisal Limited (“APV”), a professional evaluation agency, conducted a more detailed evaluation of our Web3 decentralized storage infrastructure. Based on the valuation report provided by APV, with reference to the latest comparable market prices and adjustment for years of usage, we do not need to make any further provision for impairment losses.

Loss on market price of crypto assets, and Impairment loss of intangible assets

Crypto assets

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company recognized the loss on market price of crypto assets of $215,397 for the year ended December 31, 2024.

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted.

We estimated the fair values of the crypto assets based on the intraday low price of the Coinbase platform every day, and we recognized $303,276 impairment loss of intangible assets for the year ended December 31, 2023. We estimated the fair values of the crypto assets based on the intraday low price of the Feixiaohao platform every day, and we recognized $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022.

Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of crypto assets were included in gain or loss of disposal of crypto assets in the consolidated statements of comprehensive (loss) income. The Company accounted for its gains or losses in accordance with the weighted average method of accounting.

Crypto assets generated from the cryptocurrency mining business are included within operating activities in the accompanying consolidated statements of cash flows. The purchases and sales of crypto assets are included within investing activities in the accompanying consolidated statements of cash flows.

The right to recover the Crypto assets

On February 16, 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company’s office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the crypto asset hardware cold wallet and all crypto assets stored in it, and we verified that 95.23843 Bitcoins and 2005537.5 USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

We classified the crypto assets subject to seizure by Sheyang County Public Security Bureau, which we still retain the right to recourse, as the right to recover the Crypto assets.

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

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we had made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023 and 2024, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

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

We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 in the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report

Directors and Executive Officers	Age	Position/Title
Shi Qiu	33	Chief Executive Officer and Director
Alan Curtis	81	Chairperson of the Board of Directors and Independent Director
Qian Sun	36	Chief Operating Officer and Director
Hui Cheng	32	Independent Director
Cong Huang	42	Independent Director
Yukuan Zhang	37	Chief Financial Officer
Wilfred Daye	51	Chief Strategy Officer

Mr. Shi Qiu, our Chief Executive Officer and Director, is an entrepreneur with extensive experience in corporate management and business innovation in various industries, such as the media, fintech, and blockchain industries. From September 2015 to May 2018, Mr. Qiu co-founded and served as a Vice President of Newstyle Media Group, which received strategic investments from certain well-known technology companies in the PRC. Newstyle Media Group produced a popular Asian TV series “The Untamed,” which is currently available worldwide on the online streaming platform Netflix. From June 2018 to October 2018, Mr. Qiu served as the Head of Blockchain Business of North Mining Limited. Mr. Qiu then served as the Vice-General Manager of Ningbo Saimeinuo Supply Chain Management Ltd. from November 2018 until 2021. From November 2021 until November 2022, Mr. Qiu served as the Chief Technology Officer (the “CTO”) of Singularity Future Technology (NASDAQ:SGLY). Mr. Qiu received a Bachelor’s Degree in Risk Management and Actuary from Zhejiang University and a Master’s Degree in Government Management and Public Policy from Tsinghua University. Since May 2022, Mr. Qiu has served as the Chief Executive Officer and Director of the Company.

Mr. Alan Curtis, our Chairperson of the Board of Directors and an Independent Director, is an American public policy expert. Mr. Curtis served as a public safety advisor to Presidents Lyndon B. Johnson and Jimmy Carter. Since 1968, Mr. Curtis has served on the National Advisory Commission on Civil Disorders, known as the Kerner Commission. In 1969, Mr. Curtis was appointed as an Assistant Director of Crimes of Violence task force on President Lyndon B. Johnson’s National Commission on the Causes and Prevention of Violence. Between 1977 and 1981, Mr. Curtis served as Executive Director of President Jimmy Carter’s Urban and Regional Policy Group and as an Urban Policy Advisor to the Secretary of Housing and Urban Development. In 1981, Mr. Curtis was named as Founding President and Chief Executive Officer of the Milton S. Eisenhower Foundation, which identifies, funds, evaluates, and builds evidence-based programs for disadvantaged American youth and families. In 2018, Mr. Curtis published a book titled Healing Our Divided Society: Investing in America Fifty Years after the Kerner Report, and Mr. Curtis proposed evidence-based policies for employment, education, housing, community development, and criminal justice. Mr. Curtis holds an A.B. in Economics from Harvard, a M.Sc. in Economics from the University of London and a Ph.D. in Criminology and Urban Policy from the University of Pennsylvania. Since November 2022, Mr. Alan Curtis has served as the Chairperson of the Board of Directors of the Company.

Ms. Qian Sun, our Chief Operating Officer and Director, has more than 10 years of experience in corporate management and industrial investment. In 2010, Ms. Sun joined Shenzhen Worldunion Group (SZ:002285), a publically traded real estate services company in China, as a Project Planner in Northern China, responsible for the project planning and marketing in Northern China. Thereafter, from 2012 to 2017, Ms. Sun worked at Bei Hui United Education, an online education company, as an Assistant to the Chairman and Operation Director respectively, responsible for the development of the company’s curriculum and daily operation management. From 2017 to 2020, Ms. Sun worked at Blockchainer, a blockchain consulting and incubation platform company, as a Partner responsible for providing one-stop consulting and incubation services in the blockchain field. From 2020 to 2022, Ms. Sun worked at Consensus Labs, a leading blockchain investment and research firm, as a Partner responsible for industry research and post-investment management. Ms. Sun holds a bachelor’s degree in Management from Beijing Normal University. Since November 2022, Ms. Qian Sun has served as a Director and Chief Operating Officer of the Company.

Mr. Hui Cheng, our Independent Director, is an entrepreneur in the Internet and financial technology industry. From 2016 to 2018, Mr. Cheng worked at IDG Capital, a venture capital investment firm, as an Investment Associate. From 2018 to 2019, Mr. Cheng worked at Qudian Group (NYSE:QD), a financial technology service company in China, as a Special Assistant to the Chief Executive Officer, responsible for business globalization. From 2019 to 2022, Mr. Cheng worked for Kuaishou Technology (SEHK:01024), a live streaming services and online marketing services provider, responsible for Kuaishou Technology’s global operation, including marketing and localization operations in Latin America and Southeast Asia. Mr. Cheng holds a Bachelor of Science and a Master of Science in Management from Tsinghua University. Since November 2022, Mr. Hui Cheng has served as a Director of the Company.

Mr. Cong Huang, our Independent Director, is a renowned researcher and entrepreneur in financial technology innovation. After receiving the PhD degree in Statistics from Yale University, he worked at Columbia University as an Assistant Professor in the Statistics Department, conducting research focused on algorithms and implementations in data mining. After a period of time, he decided to leave campus to develop his career in financial innovation and technology. At Goldman Sachs (GS), he played a pivotal role in developing various new models and algorithms to improve the speed and accuracy of options pricing methods. At McKinsey & Company, he helped financial institutions implement strategic innovation and transformation initiatives. As a founding member of PingAn Lufax (Nasdaq: LU), he led the Innovative Product Department and developed numerous retail loan products from zero, which have been widely used for reference by Internet finance industry. As the CEO of Xiaoying Tech (Nasdaq: XYF), one of the top finance companies in China, he set up the management and operations structure to lift the trading volume from RMB100 million per month to RMB3 billion per month in two years. Meanwhile, Mr. Cong Huang is the founder and CEO of Weiyan Tech, a leading AI company that provides risk-control and marketing solutions for financial institutions. Mr Huang has Bachelor’s degree in Mathematics from the University of Science & Technology of China and a PhD degree from Yale University. Since March 2021, Mr. Cong Huang has served as an Independent Director of the Company.

Mr. Yukuan Zhang, our Chief Financial Officer, has more than 10 years of experience in audit, consulting, investment, financing, and enterprise management. In 2012, Mr. Zhang worked as a settlement specialist in the Settlement Management Center of Suning Group (SZ002024). From January 2013 to August 2013, Mr. Zhang worked at Shanghui Accounting Firm as an auditor. From October 2013 to August 2015, Mr. Zhang worked at Beijing Daotong Fangyuan Certified Public Accountants as a manager. From October 2015 to April 2019, Mr. Zhang worked at Beijing Xinghua Certified Public Accountants as a senior manager, responsible for audits of Chinese companies in various sectors, such as culture and media, manufacturing, internet, software services, tourism, real estate, education, and catering. From May 2019 to February 2020, Mr. Zhang served as a senior manager at Tianjiu Happiness Holding Group Co., Ltd., a business incubation group. From March 2020 to June 2021, Mr. Zhang served as the Chief Financial Officer at Beijing Swish Technology Co., Ltd., an internet e-commerce platform company. From July 2021 until November 13, 2022, Mr. Zhang served as the Chief Accountant of the Company and has served as Chief Financial Officer of the Company since November 2022. Mr. Zhang obtained a Bachelor’s degree in Management with a major in Accounting from Harbin University of Commerce. Mr. Zhang was certified as a Certified Public Accountant in China in 2015.

Mr. Wilfred Daye, our Chief Strategy Officer, is the CEO and Co-Founder of Samara Alpha Management and Sylvanus Technologies, Inc., an alternative asset manager and a FinTech platform specializing in trading, portfolio, and risk management systems, roles he has held since January 2023 and April 2024, respectively. From October 2021 to December 2022, he served as the CEO of Securitize Capital, the asset management arm of Securitize, a trailblazer in Real-World Asset (RWA) tokenization, and a recognized leader in blockchain-enabled financial solutions. Prior to that, Mr. Daye served as the CEO of Enigma Securities Ltd., a crypto broker and liquidity provider, from February 2020 to October 2021. From June 2018 to January 2020, he served as the CEO of OK Securities LLC and Head of Financial Markets at OKCoin, a major cryptocurrency exchange. Mr. Daye earned a B.S. in Biochemistry from the University of California, Riverside, an ABD in Molecular Pathology from the USC School of Medicine, an M.S. in Financial Engineering from Claremont Graduate University, and a diploma in Private Equity from the Saïd Business School at the University of Oxford.

There are no family relationship between any of the persons named above. There were no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of $90,000 in cash and shares of the Company as salaries and fees to our former and current independent directors and an aggregate of $198,480 in cash as salaries and fees to our current executives. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Share Incentive Plan

We adopted an share incentive plan in March 2025 (the “2025 Plan”), under which a maximum of 6,300,000 Ordinary Shares may be awarded to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. There are no outstanding options granted under the 2025 Plan. As of April 15, 2025, awards constituting a total of 16,666 Ordinary Shares have been awarded under the 2025 Plan. A copy of the 2025 Plan is appended to this report as Exhibit 4.21.

The following paragraphs summarize the principal terms of our 2025 Plan.

Type of Awards. The 2025 Plan permits the awards of share options, share appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock or similar rights to purchase or acquire shares, cash award or any similar securities with a value derived from the value of or related to the Ordinary Shares and/or returns thereon.

Plan Administration. Our compensation committee will administer the 2025 Plan. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. Persons eligible to participate in the 2025 Plan include officers, employees, consultants and all directors of our company.

Vesting Schedule. The vesting schedule of each award granted under 2025 Plan will be set forth in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2025 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2025 Plan. The 2025 Plan is effective as of March 28, 2025, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board, the 2025 Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of the 2025 Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under the 2025 Plan, but previously granted awards (and the authority of the administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the 2025 Plan. The Board may, at any time, terminate or, from time to time, amend, modify or suspend the 2025 Plan, in whole or in part. No awards may be granted during any period that the Board suspends the 2025 Plan.

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

Terms of Directors and Executive Officers

We have five directors on our board, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. The shareholders may also by ordinary resolution elect or appoint any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors.

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

Employment Agreements

The Board appointed Mr. Shi Qiu as the CEO for the Company, effective May 7, 2022. As of the date of this annual report, the current employment agreement (the “CEO Employment Agreement”) dated May 9, 2022 between Mr. Shi Qiu and the Company governs the terms and conditions of Mr. Shi Qiu’s employment, which is substantially in the form filed herein as Exhibit 4.13. Pursuant to the CEO Employment Agreement, we agreed to employ Mr. Shi Qiu as the CEO for an annual base salary of $36,000 with a three-month probationary period. During the employment, Mr. Shi Qiu shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Mr. Qiu may terminate the CEO Employment Agreement for cause, at any time, with one-month notice.

The Board appointed Ms. Qian Sun as the COO for the Company, effective October 13, 2022. As of the date of this annual report, the current employment agreement (the “COO Employment Agreement”) dated October 13, 2022 between Ms. Qian Sun and the Company governs the terms and conditions of Ms. Qian Sun’s employment, which is substantially in the form filed herein as Exhibit 4.14. Pursuant to the COO Employment Agreement, we agreed to employ Ms. Qian Sun as the COO for an annual base salary of $30,000 with a three-month probationary period. During the employment, Ms. Qian Sun shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Ms. Qian Sun may terminate the COO Employment Agreement for cause, at any time, with one-month notice.

The Board appointed Mr. Yukuan Zhang as the CFO for the Company, effective November 13, 2022. As of the date of this annual report, the current employment agreement (the “CFO Employment Agreement”) dated September 1, 2024 between Mr. Yukuan Zhang and the Company governs the terms and conditions of Mr. Yukuan Zhang’s employment, which is substantially in the form filed herein as Exhibit 4.15. Pursuant to the CFO Employment Agreement, we agreed to employ Mr. Yukuan Zhang as the CFO for a monthly base salary of $11,500. During the employment, Mr. Yukuan Zhang shall be entitled to the paid medical leave, holidays and vacations, and be subject to certain non-solicitation and non-disclosure provisions set forth therein. We or Mr. Yukuan Zhang may terminate the CFO Employment Agreement for cause, at any time, with one-month notice.

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

The Board appointed Mr. Wilfred Daye as the Chief Strategy Officer for the Company, effective January 30, 2025, with an employment agreement governing the terms and conditions of Mr. Wilfred Daye’s employment. Pursuant to such employment agreement with Mr. Wilfred Daye, Mr. Daye’s employment commenced on February 1, 2025 and remains in effect for a term of one year, and will automatically renew for additional one year terms unless either party provides written notice of non-renewal at least thirty days prior to the expiration. As compensation, Mr. Daye shall receive 100,000 shares of MFH Cayman’s restricted ordinary shares to be vested over a one-year period, issued and received in equal monthly installments.

D.	Employees

As of December 31, 2024, we had a total of 11 employees, consisting of four executives, four staff members in the business consultation services business, and three staff members in other functions. As of December 31, 2023, we had a total of 9 employees, consisting of three executives, three staff members in the business consultation services business, and three staff members in other functions.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 15, 2025 (unless otherwise indicated) by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned including ordinary shares such person has the right to acquire within 60 days of April 15, 2025, the latest practicable date. Such shares, however, are not deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder. As of April 15, 2025, the total number of ordinary shares issued and outstanding is 63,686,563.

	Ordinary
	Shares
	Beneficially
	Owned	Percentage
	Number	(%)
Directors and Executive Officers*:
Shi Qiu	—	—
Alan Curtis	—	—
Sun Qian	—	—
Cheng Hui	—	—
Cong Huang	—	—
Yukuan Zhang	—	—
Wilfred Daye	16,666	0.026%
Principal Shareholders
Hanqi Li (1)	5,229,579	8.2%
Huangtong International Co., Ltd (2)	3,584,296	5.6%
Hexin Global Limited (3)	5,769,231	9.1%
Hong Mei Zhou (4)	4,607,000	7.2%
Xin Rong Gan (5)	4,600,000	7.2%
Apollo Multi-Asset Growth Fund (6)	57,007,125	53.6%
Quick Cash Technology Limited (7)	3,955,052	6.2%

*	The business address of our directors and officers is 1330 Avenue of Americas, Fl 33, New York, 10019, United States.

(1)	Hanqi Li held 5,229,579 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 63,686,563 shares issued and outstanding as of April 15, 2025. The mailing address of Hanqi Li is Flat 35/F Tower 9, Grand Yoho, Yuen Long, Hong Kong.

(2)	Huangtong International Co., Ltd held 3,584,296 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 63,686,563 shares issued and outstanding as of April 15, 2025. The mailing address of Huangtong International Co., Ltd is Room 1603, Shui On Centre, Wan Chai, Hong Kong.
(3)	Hexin Global Limited held 5,769,231 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 63,686,563 shares issued and outstanding as of April 15, 2025. The mailing address of Hexin Global Limited is 7/F, 15 Shelter Street, Causeway Bay, Hong Kong.
(4)	Hong Mei Zhou held 4,607,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 63,686,563 shares issued and outstanding as of April 15, 2025. The mailing address of Hong Mei Zhou is Building 6, State Veteran’s Institute, No. 26, Mengla Road, Jinghong, Xishuangbanna Dai Autonomous Prefecture, Yunnan Province, China.
(5)	Xin Rong Gan held 4,600,000 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 63,686,563 shares issued and outstanding as of April 15, 2025. The mailing address of Xin Rong Gan is Room 2-204, Building 7, Jindaotian Jinzhou Garden, Luohu District, Shenzhen, Guangdong Province, China.
(6)	Apollo Multi-Asset Growth Fund held 14,251,781 ordinary shares and warrants which can be exercised to purchase up to 42,755,344 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 106,441,907 ordinary shares, being the sum of 63,686,563 shares issued and outstanding as of April 15, 2025 and 42,755,344 ordinary shares issuable upon full exercise of warrants held. The mailing address of Apollo Multi-Asset Growth Fund is Unit 1603, 16/F Tung Ning Building, 125-126 Connaught Road Central, Sheung Wan, Hong Kong.
(7)	Quick Cash Technology Limited held 3,955,052 ordinary shares. The percentage of beneficial ownership is calculated based on a denominator of 63,686,563 shares issued and outstanding as of April 15, 2025. The mailing address of Quick Cash Technology Limited is Rm 4, 16/F, Ho King Comm Ctr, 2-16 Fayuen St, Mongkok Kowloon, Hong Kong.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Nature of the relationships with related parties:

Name	Relationship with the Company
Zhiyou Wang	Former director of MFH’s affiliated companies, former shareholder of MFH
Radiance Holding (HK) Limited	Former shareholder of MFH
Ying Wang	Associated with Zhiyou Wang

As of December 31, 2024 and 2023, the amount due from the related party was nil.

As of December 31, 2024 and 2023, the following balance was due to the related party below:

Net Amount due to the related party

		As of December 31, 2024	As of December 31, 2023
		US$	US$
Zhiyou Wang	(i)	236,575	243,219
Radiance Holding (HK) Limited	(ii)	273,000	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $236,575 due to Zhiyou Wang related to the Company’s PRC subsidiary Lianji Future borrowing from shareholders because of a temporary shortage of RMB funds. As of December 31, 2024, the Company has not yet repaid the loan due to the affiliated relationship between Zhiyou Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company. As of December 31, 2024, the Company has not yet repaid the loan due to the affiliated relationship between Radiance Holding (HK) Limited and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2024, the Company has not yet repaid the loan due to the affiliated relationship between Ying Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

C.	Interests of Experts and Counsel

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

Please also refer to certain updates on our crypto assets which were wrongfully seized in the section “Item 5. Operating and Financial Review and Prospects — D. Trend Information.”

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we will rely on dividends distributed by our US, Hong Kong and PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in China currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiaries may set aside a certain amount of its after-tax profits to other funds at its discretion. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested. Subject to any separate requirement for the approval of the audit committee of the board of directors under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, such director may vote with respect to any contract, proposed contract or arrangement in which he is so interested. A director may exercise all the powers of our company to raise or borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees-C. Board Practices.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. Our board of directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us or such other place at which the register of members is kept in accordance with Cayman Islands law, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required and; (e) a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of Nasdaq, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

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

Share Repurchases

We are empowered under our fifth amended and restated memorandum of association to purchase our shares subject to the Companies Act and our fifth amended and restated articles of association. Our fifth amended and restated articles of association provide that this power is exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit subject to the Companies Act and, where applicable, the rules of Nasdaq and the applicable regulatory authority.

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

Other Corporate Law Matters

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

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, such as those that may be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors against costs, charges, losses, damages, and expenses which are incurred or sustained by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices of trusts, or in relation thereto, provided that the indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. In addition, we may enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

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

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Shareholder Proposals

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

Removal of Directors

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

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Exchange.”

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign enterprise holders of our ordinary shares may be subject to a 10% PRC income tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ordinary shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China-Under the PRC enterprise income tax law, we could be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” In addition, gains derived by our non-PRC individual shareholders from the sale of our shares may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is unclear either whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the ownership of our ordinary shares as of the date hereof. Except where noted, this summary deals only with ordinary shares held as capital assets for U.S. federal income tax purposes. As used herein, the term “United States Holder” or “U.S. Holders” means a beneficial owner of our ordinary share that is for United States federal income tax purposes:

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

Taxation of Dividends and Other Distributions on our ordinary shares

Subject to the discussion under “-Passive Foreign Investment Company” below, the gross amount of any distributions on our ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in a U.S Holder’s gross income as ordinary income on the day actually or constructively received by the U.S Holder, in the case of the ordinary shares. Such dividends will not be eligible for the dividends received-deduction allowed to corporations under the Code.

Dividends paid to certain non-corporate United States Holders may be taxable at preferential rates applicable to long-term capital gain if we are treated as a “qualified foreign corporation,” provided certain holding period requirements are met (as discussed below).A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares that are readily tradable on an established securities market in the United States. Our ordinary shares are listed on Nasdaq, and thus, pursuant to the United States Treasury Department guidance, our ordinary shares are treated as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares will meet the conditions required for the reduced tax rate.

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we believe that we would be eligible for the benefits of the income tax treaty between the United States and the PRC (including any protocol thereunder), or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are readily tradable on an established securities market in the United States, would be eligible for the reduced tax rates. For a discussion regarding whether we may be classified as a PRC resident enterprise, see “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.”

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

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid to the U.S. Holder with respect to our ordinary shares. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.” In that case, PRC withholding taxes on dividends (limited, in the case of a U.S. holder who qualifies for the benefits of the Treaty, to the extent not exceeding the applicable dividend withholding rate under the Treaty) generally will be treated as foreign taxes eligible for credit against the U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as foreign-source income and generally will constitute passive category income. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

If a U.S. Holder owns (or is deemed to own) our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department with respect to us. Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. Holder will generally recognize gain or loss on any sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Subject to the discussion under “-Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year. The deductibility of capital losses may be subject to limitations.

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

For a list of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective, due to the material weaknesses identified by us, which are described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, management identified the following material weaknesses:

●	The Company has inadequate documentation on internal control over financial reporting;

●	The current scale of the Company’s business is relatively small, and the new businesses are still in the early stages. Certain team members of the Company are responsible for multiple functions, including accounting, business development and operations. Some of the holding company’s officers and employees also hold various positions at some of the Company’s subsidiaries;

●	The Company’s financial management function is yet to be improved in various aspects, including but not limited to that: a) our supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) we lack a comprehensive and effective internal audit system, and c) we do not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to our current financial personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Such material weaknesses did not result in any identified material misstatements to our financial statements. Based on these material weaknesses, management concluded that on December 31, 2024, internal control over financial reporting was not effective.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our financial statements seriously. Our management is responsible for its assessment of the effectiveness of internal controls over financial reporting and is committed to improving its controls related to the material weaknesses described above, such that these controls are designed, implemented, and operating effectively. Following the identification of the material weaknesses described above, our management commenced implementation of a remediation plan. The remediation plan includes the following steps to improve our internal control over financial reporting:

●	We intend to engage a third-party specialist to assist our management to assess the appropriateness of its accounting policies regarding certain key business transactions to address significant risks.

●	We will further promote the independence of each business entity and function to improve the internal control system of the Group’s business structure. With the development of our business, we will continuously improve the organizational structure, enhance the functions of various departments, expand the workforce, and on this basis, improve the various internal control systems and processes of the Company.

●	We will add one or two accounting manager(s) in 2025, responsible for supervising accounting work, reviewing financial accounting content, and specifically responsible for preparing the Company’s financial statements, as well as assisting the CFO in the disclosure of financial reports. With the continuous expansion of the Company’s future business scale, we may recruit more financial personnel to meet more accounting and financial management needs.

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

While we intend to fully address the material weaknesses and significant deficiency in our internal control over financial reporting by the end of 2025, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Onestop Assurance PAC has reviewed the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report, which appears on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

Except for the material weaknesses identified as of December 31, 2024, the remedial measures and except for the changes described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

	For the year Ended December 31,
	2024	2023	2022
Audit Fees	158,875	167,500	269,500
Audit-Related Fees	56,000	42,000	30,000
All Other Fees	60,858	18,600	—
Total	$275,733	$228,100	$299,500

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements. Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We have informed Nasdaq that we will follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3). Certain of such requirements of Rule 5600 are as follows:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In July 2022, we were conclusively listed by the SEC as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our previous auditor Shanghai Perfect C.P.A. Partnership, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021.

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

To ensure the effectiveness of our safeguards, we continuously monitor and test them, while also providing training to our employees in collaboration with HR, IT, and management, fostering a company-wide culture of cybersecurity risk management. During the financial year ended December 31, 2024, we did not encounter any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F filed with the SEC on April 23, 2024)
2.1	Description of Securities (incorporated by reference to exhibit 2.3 of our annual report on Form 20-F filed with the SEC on June 12, 2020)
2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to exhibit 4.2 to our F-1 registration statement (File No. 333-201413) initially filed with the SEC on January 9, 2015)
4.1	Share Purchase Agreement, dated as of September 2, 2021, by and between the Registrant and TEAO TECHNOLOGY CO., LIMITED, GUANRUI TECHNOLOGY CO., LIMITED and Xuan Ying Co., Ltd (incorporated by reference to Exhibit 4.7 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.2	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Newlight X Ltd. (incorporated by reference to Exhibit 4.9 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.3	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Castlewood Fintech Ltd. (incorporated by reference to Exhibit 4.10 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.4	Share Purchase Agreement, dated as of September 27, 2021, by and between the Registrant and Brighton Fintech Ltd. (incorporated by reference to Exhibit 4.11 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.5	English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Beijing Lianji Technology Co., Ltd. and the shareholders of Beijing Lianji Technology Co., Ltd. (incorporated by reference to exhibit 10.1 to current report on Form 6-K filed with the SEC on February 7, 2022)
4.6	English translation of Termination Agreement Re Existing Control Documents, dated as of January 15, 2022, by and among Beijing Lianji Future Technology Co., Ltd., Mercurity (Beijing) Technology Co., Ltd. and the shareholders of Mercurity (Beijing) Technology Co., Ltd. (incorporated by reference to exhibit 10.2 to current report on Form 6-K filed with the SEC on February 7, 2022)
4.7	Promissory note in the principal amount of up to USD$5,000,000 dated June 13, 2022 (incorporated by reference to exhibit 4.1 to current report on Form 6-K filed with the SEC on June 17, 2022)
4.8	Share Purchase Agreement, dated as of November 11, 2022 (incorporated by reference to exhibit 4.12 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.9	Share Purchase Agreement, dated as of November 30, 2022 (incorporated by reference to exhibit 4.13 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.10	Asset Purchase Agreement, dated as of December 15, 2022 (incorporated by reference to exhibit 4.14 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.11	Share Purchase Agreement, dated as of December 23, 2022 (incorporated by reference to exhibit 4.15 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.12	Securities Purchase Agreement dated as of January 31, 2023, for the issuance of an Unsecured Convertible Promissory Note (incorporated by reference to exhibit 4.16 of our annual report on Form 20-F filed with the SEC on April 25, 2023)
4.13	The Chief Executive Officer Employment Agreement with Mercurity Fintech Holding Inc. (incorporated by reference to Exhibit 4.17 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
4.14	The Chief Operating Officer Employment Agreement with Mercurity Fintech Holding Inc. (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the SEC on October 18, 2022)
4.15*	The Chief Financial Officer Employment Agreement with Mercurity Fintech Holding Inc.
4.16+	Filecoin Mining Service Contract between Mercurity Fintech Technology Holding Inc and Origin Storage Pte. Ltd. dated December 5, 2023 (incorporated by reference to Exhibit 4.19 of the annual report on Form 20-F filed with the SEC on April 23, 2024).
4.17	Securities Purchase Agreement by and between the Company and the Purchaser dated December 19, 2024 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the SEC on December 26, 2024).
4.18	Securities Purchase Agreement by and between the Company and the Purchaser, dated January 9, 2025 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the SEC on January 15, 2025).
4.19	Securities Purchase Agreement by and between the Company and the Purchaser dated February 3, 2025 (incorporated by reference to Exhibit 10.1 of Form 6-K filed with the SEC on February 5, 2025).
4.20	Unsecured Promissory Note dated February 3, 2025 (incorporated by reference to Exhibit 10.2 of Form 6-K filed with the SEC on February 5, 2025).
4.21	2025 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the SEC on April 9, 2025).
8.1*	List of Subsidiaries of the Registrant
11.1	Revised Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F filed with the SEC on June 15, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of the annual report on Form 20-F filed with the SEC on April 23, 2024)
12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC
15.2*	Consent of Beijing Chuting Law Firm
97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to exhibit 99.1 of our current report on Form 6-K filed with the SEC on December 1, 2023)
99.1*	Certification by chief executive officer on matters relating to Item 16I(a) of Form 20-F
99.2	Coinbase Prime Broker Agreement with Coinbase, Inc. (incorporated by reference to Exhibit 99.2 of the annual report on Form 20-F filed with the SEC on April 23, 2024)

*	Filed herewith

**	Furnished herewith

+	Certain portions of this exhibit have been redacted because it is both not material and is the type of information that the Company treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of this exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mercurity Fintech Holding Inc.
(Registrant)

Date: April 30, 2025	By:	/s/ Shi Qiu
Shi Qiu
Chief Executive Officer

Date: April 30, 2025	By:	/s/ Yukuan Zhang
Yukuan Zhang
Chief Financial Officer

MERCURITY FINTECH HOLDING INC.

Onestop Assurance PAC Co. Registration No: 201823302D 10 Anson Road #06-15 International Plaza Singapore 079903 Email:audit@onestop-ca.com Website: www.onestop-ca.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mercurity Fintech Holding Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mercurity Fintech Holding Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years period ended December 31, 2022, 2023 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2025 expressed an adverse opinion thereon.

Restatement of 2022 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2022 financial statements have been restated to correct certain misstatements.

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

Critical Audit Matters

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

Going Concern

At December 31, 2024, the Company has incurred recurring net losses of $4.5 million and negative cash flows from operating activities of $3.6 million and has an accumulated deficit of $680 million, which raise substantial doubt about its ability to continue as a going concern. Management plans to expand business and financial consultation services, financial advisory services and brokerage services and distributed storage and computing services.

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

● Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists; and

● Review the relevant disclosures to the consolidated financial statements.

Valuation of Intangible Assets – Crypto assets

As noted in Note 10 of the financial statements, the Company has recorded its digital currencies as intangible assets, with a carrying amount of $3.0 million. Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. The Company has estimated the fair values of the Filecoin based on the intraday low prices daily and recognized a loss on market price of $0.2 million for the year ended December 31, 2024.

For financial year ended December 31, 2023, the Company has recorded its digital currencies as intangible assets, with a carrying amount of $0.7 million. The Company has impaired its intangible assets by $4.2 million, which includes an impairment loss of $3.9 million incurred on December 31, 2023, for Bitcoin and USDC, both of which the Company no longer controls. The Company estimated the fair values of the Filecoin based on the intraday low prices daily and recognized an impairment loss of $0.3 million for the year ended December 31, 2023.

The valuation of digital currencies involves significant management judgment, particularly in determining the appropriate fair value methodology, market data inputs, and the treatment of inactive or illiquid markets. Given the volatility of cryptocurrency markets and the evolving regulatory environment, this was a particularly challenging and subjective area of the audit.

We identified the valuation of digital currencies as a critical audit matter due to the materiality of the digital currencies and the significant judgment required in applying fair value measurements and the effort required to evaluate the appropriateness of management’s valuation techniques and assumptions.

How the Matter Was Addressed in the Audit

Our audit procedures related to the valuation of digital currencies included:

●	Evaluating management’s valuation methodology;

●	Assessing the reliability and relevance of third-party market data used in pricing digital currencies;

●	Recalculating the fair values using independent market data from multiple exchanges at the reporting date; and

●	Testing the valuation and custody of digital currencies

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 30, 2025

Onestop Assurance PAC Co. Registration No: 201823302D 10 Anson Road #06-15 International Plaza Singapore 079903 Email:audit@onestop-ca.com Website: www.onestop-ca.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders and of Mercurity Fintech Holding Inc.:

Adverse Opinion on Internal Control over Financial Reporting

We have audited Mercurity Fintech Holding, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”:

●	The Company has inadequate documentation on internal control over financial reporting;

●	The current scale of the Company’s business is relatively small, and the new businesses are still in the early stages. Certain team members of the Company are responsible for multiple functions, including accounting, business development and operations. Some of the holding company’s officers and employees also hold various positions at some of the Company’s subsidiaries.

●	The Company’s financial management function is yet to be improved in various aspects, including but not limited to that: a) The Company’s supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) The Company lacks of a comprehensive and effective internal audit system, and c) The Company does not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to the current financial personnel.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2024 consolidated financial statements, and this report does not affect our report dated April 30, 2025 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024, 2023 and 2022, of the Company and our report dated April 30, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Onestop Assurance PAC

Singapore

April 30, 2025

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	December 31, 2024	December 31, 2023
ASSETS:
Current assets:
Cash and cash equivalents	5	23,915,856	16,117,949
Security deposit	6	93,475	33,700
Short-term investments	7	957,729	2,319,247
Interest receivable		3,825	12,594
Prepaid expenses and other current assets, net	8	5,053,824	5,212,285
Amounts due from related parties	20	—	—
Total current assets		$30,024,709	$23,695,775

Non-current assets:
Operating right-of-use assets, net	16	238,330	556,104
Property and equipment, net	9	2,257,794	4,758,279
Intangible assets, net	10	3,139,896	705,309
Security deposit	6	—	57,300
Prepayments for long-term asset	11	—	120,000
Long term equity investments	12	—	160,000
Deferred tax assets	17	30,584	342,369
Total non-current assets		$5,666,604	$6,699,361

TOTAL ASSETS		$35,691,313	$30,395,136

LIABILITIES AND SHAREHOLDER’S EQUITY:

Current liabilities:
Convertible Note	14	7,500,000	9,000,000
Interest payable	15	419,005	423,131
Accrued expenses and other current liabilities	13	2,466,436	1,588,562
Amounts due to related parties	20	909,575	916,219
Operating lease liabilities	16	282,279	352,178
Total current liabilities		$11,577,295	$12,280,090

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	Note	December 31, 2024	December 31, 2023

LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):
Non-current liabilities:
Operating lease liabilities	16	—	282,279
Deferred tax liabilities	17	25,200
Total non-current liabilities		$25,200	$282,279

TOTAL LIABILITIES		$11,602,495	$12,562,369

Commitments and contingencies	21

Shareholders’ equity:
Ordinary shares ($0.004 par value, 1,000,000,000 shares authorized as of December 31, 2023 and 2024, and 60,819,897 and 62,299,897 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	18	249,218	243,298
Additional paid-in capital		703,098,695	693,093,915
Accumulated deficit		(680,448,810)	(676,677,485)
Accumulated other comprehensive income		1,189,715	1,173,039
Total shareholders’ equity		$24,088,818	$17,832,767

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$35,691,313	$30,395,136

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2024	2023	2022

Revenue:
Business consultation services		448,525	160,000	80,000
Distributed storage and computing services		513,405	285,928	783,438
Other services		45,500	—	—
Total Revenue		$1,007,430	$445,928	$863,438

Cost of Revenue:
Business consultation services		(259,593)	(138,092)	(19,000)
Distributed storage and computing services		(1,123,346)	(1,286,220)	(1,361,600)
Total Cost of Revenue		$(1,382,939)	$(1,424,312)	$(1,380,600)
Gross loss		$(375,509)	$(978,384)	$(517,162)

Operating expenses:
Sales and marketing		(100,426)	(449,900)	(35,000)
General and administrative		(2,086,677)	(2,515,291)	(2,156,063)
Provision for doubtful accounts		(11,452)	—	(3,138)
Loss on disposal of intangible assets		—	—	(29,968)
Impairment loss of property and equipment	9	(1,827,373)	(307,733)	—
Impairment loss of intangible assets	10	—	(4,248,085)	(3,144,053)
Loss on market price of crypto assets	10	(215,397)	—	—
Total operating expenses		$(4,241,325)	$(7,521,009)	$(5,368,222)

Operating loss from continuing operations		$(4,616,834)	$(8,499,393)	$(5,885,384)

Interest income/(expenses), net		204,071	(196,055)	5,118
Financing costs		—	(450,000)	—
Other (expenses)/income, net		(32,846)	2,379	1,248
Gain/(loss) from market price of short-term investment		212,426	(226,210)	—
Gain/(loss) from selling short-term investments		35,771	(78,693)	—
Loss from disposal of subsidiaries		—	—	(4,664)
Loss before provision for income taxes		$(4,197,412)	$(9,447,972)	$(5,883,682)
Income tax (expenses)/benefits	17	(336,985)	90,776	248,711
Net loss		$(4,534,397)	$(9,357,196)	$(5,634,971)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(4,534,397)	$(9,357,196)	$(5,634,971)

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2024	2023	2022
				(as restated)
Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.		$(4,534,397)	$(9,357,196)	$(5,634,971)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	2	60,852,028	45,841,825	14,435,674
Weighted average shares used in calculating diluted net loss per ordinary share	2	60,852,028	45,841,825	14,435,674

Net Loss per ordinary share
Basic	2	(0.07)	(0.20)	(0.39)
Diluted	2	(0.07)	(0.20)	(0.39)
Net Loss per ordinary share from continuing operation
Basic	2	(0.07)	(0.20)	(0.39)
Diluted	2	(0.07)	(0.20)	(0.39)
Net Loss per ordinary share from discontinued operation
Basic	2	—	—	—
Diluted	2	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

		For the year Ended December 31,
	Note	2024	2023	2022
				(as restated)
Net loss		$(4,534,397)	$(9,357,196)	$(5,634,971)
Change in cumulative foreign currency transaction adjustment		16,676	13,599	28,289
Change in disposal of subsidiaries		—	—	31,284
Comprehensive loss		$(4,517,721)	$(9,343,597)	$(5,575,398)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2024	60,819,897	243,298	693,093,915	(676,677,485)	1,173,039	17,832,767	17,832,767
Share-based compensation	10,000	40	(40)			—	—
Issuance of shares in the private placement (Note 18)	1,470,000	5,880	10,004,820			10,010,700	10,010,700
Net loss				(4,534,397)		(4,534,397)	(4,534,397)
Foreign currency translation					16,676	16,676	16,676
Cumulative effect upon adoption of ASU 2023-08				763,072		763,072	763,072
Balance as of December 31, 2024	62,299,897	249,218	703,098,695	(680,448,810)	1,189,715	24,088,818	24,088,818

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2023 (as restated)	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864
Share-based compensation	20,000	80	61,920			62,000	62,000
Issuance of shares as a consideration for professional services	10,000	40	15,460			15,500	15,500
Issuance of shares in the private placement (Note 18)	25,615,418	102,462	10,167,538	—	—	10,270,000	10,270,000
Net loss	—	—	—	(9,357,196)	—	(9,357,196)	(9,357,196)
Foreign currency translation	—	—	—	—	13,599	13,599	13,599
Balance as of December 31, 2023	60,819,897	243,298	693,093,915	(676,677,485)	1,173,039	17,832,767	17,832,767

We have revised the number of ordinary shares amounts on January 1, 2023 to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total Mercurity
			Additional		Accumulated Other	Fintech Holding Inc.	Total
			paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Ordinary shares		Capital	deficit	loss	equity	equity
	Number of
	Shares	Amount
Balance as of January 1, 2022 (as restated)	12,345,655	49,401	668,183,689	(661,685,318)	1,099,867	7,647,639	7,647,639
Share-based compensation (as restated)	514,500	2,058	556,337	—	—	558,395	558,395
Issuance of shares as a consideration for acquisition (as restated)	6,795,455	27,182	6,270,746	—	—	6,297,928	6,297,928
Issuance of shares in the private placement (as restated)	15,518,869	62,075	7,838,225	—	—	7,900,300	7,900,300
Net loss (as restated)	—	—	—	(5,634,971)	—	(5,634,971)	(5,634,971)
Foreign currency translation	—	—	—	—	28,289	28,289	28,289
Disposal of subsidiaries (as restated)	—	—	—	—	31,284	31,284	31,284
Balance as of December 31, 2022 (as restated)	35,174,479	140,716	682,848,997	(667,320,289)	1,159,440	16,828,864	16,828,864

We have revised the number of ordinary shares amounts to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2024	2023	2022
			(as restated)
Cash flows from operating activities:
Net loss	(4,534,397)	(9,357,196)	(5,634,971)

Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	11,452	—	3,138
Impairment loss of property and equipment	1,827,373	307,733	—
Impairment loss of intangible assets	—	4,248,085	3,144,053
Depreciation of property and equipment	675,723	898,968	28,950
(Gain)/Loss from selling short-term investments	(35,771)	78,693	—
Exchange gains and losses	9,870	6,844	—
(Gain)/Loss on market price of short-term investment	(212,426)	229,536	—
Loss on market price of crypto assets	215,397	—	—
Interest income from short-term investment and providing loans	(192,790)	(72,291)	—
Interest cost of convertible note and borrowing Filecoins	452,752	410,548	—
Financial advisory fees for convertible note	—	450,000	—
Stock-based compensation	—	77,500	558,395
Loss from disposal of subsidiaries	—	—	4,664
Loss from disposal of intangible assets	—	—	29,968
Other expenses/(income)	32,271	—	23,318
Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(513,431)	(285,928)	(783,438)
Digital assets used to pay expenses	23,255	—	—
Prepaid expenses and other current assets	(1,390,543)	(176,360)	1,281,109
Right-of-use assets	317,774	317,774	(873,878)
Deferred tax assets	311,785	(91,364)	(251,005)
Accounts payable	(3,973)	(22,075)	22,075
Advance from customers	(40,000)	40,000	80,000
Accrued expenses and other current liabilities	(201,560)	419,793	(87,867)
Lease liabilities	(352,178)	(269,675)	904,132
Deferred tax liabilities	25,200	—	—
Net cash used in operating activities	$(3,574,217)	$(2,789,415)	$(1,551,357)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2024	2023	2022
			(as restated)
Cash flows from investing activities:
Disposal of digital assets	—	—	968,934
Cash from selling short-term investments	1,939,850	3,434,764	—
Cash from receiving short-term investment interests and dividends	221,146	48,089	—
Payments for purchasing property and equipment	(2,611)	(3,808)	(7,222)
Payments for purchasing property and equipment, as well as refunds under the cancellation agreement	2,000,000	(3,000,000)	—
Cash paid for short-term investments	(364,531)	(8,038,049)
Cash paid for long-term equity investments	—	(160,000)	—
Advance payment for acquisition	—	(120,000)	—
Loan to affiliate person	—	—	(25,000)
Net cash (used in)/provided by investing activities	$3,793,854	$(7,839,004)	$936,712

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year Ended December 31,
	2024	2023	2022

Cash flows from financing activities:
Issuance of common stock	10,010,700	11,000,000	7,900,300
Borrowings	—	—	400,000
Cash paid for debt	—	—	(579,875)
Convertible notes	(1,500,000)	9,000,000	—
Financing costs	(930,000)	(700,000)	—
Net cash provided by continuing operations	$7,580,700	$19,300,000	$7,720,425
Net cash provided by discontinued operations	—	—	—
Net cash provided by financing activities	$7,580,700	$19,300,000	$7,720,425

Effect of exchange rate changes by continuing operations	45	(505)	(8,543)
Effect of exchange rate changes by discontinued operations	—	—	—
Effect of exchange rate changes	$45	$(505)	$(8,543)

Increase in cash and cash equivalents	$7,800,382	$8,671,076	$7,097,237

Cash and cash equivalents, beginning of the year	$16,208,949	$7,537,873	$440,636

Cash and cash equivalents of continuing operations, end of the year	24,009,331	16,208,949	7,537,873
Cash and cash equivalents of discontinued operations, end of the year	—	—	—
Cash and cash equivalents, end of the year	$24,009,331	$16,208,949	$7,537,873

Supplement disclosure of cash flow information Interest paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

In August 2021, we added cryptocurrency mining as one of our main businesses. On October 22, 2021, we entered into a business contract with a collective mining service provider to provide computing power to a Bitcoin mining pool from October 2021 to April 2022. However, since May 2022, we have not conducted any business related to Bitcoin mining services.

In July 2022, we added consultation services to our business, providing business consultation services to global corporate clients, such as assisting the clients in developing business in the United States, helping the clients improve operations and compliance, achieving market entry and expansion, as well as introducing and coordinating professional service institutions. Meanwhile, we conducted viability studies about the business models, license requirements and operational costs of online and traditional brokerage services and digital payment business. However, due to resource restraints, we have ceased our development plans in digital payment business, including digital payment services and solution consulting, and applications for the required money transmit licenses since March 2024.

On July 15, 2022, MFH Cayman incorporated Mercurity Fintech Technology Holding Inc. (“MFH Tech”) to develop distributed computing and storage services (mainly Filecoin mining) and consultation services. After the formation of Chaince Securities, Inc. in 2023, MFH Tech has gradually transferred its business consultation services to Chaince Securities, Inc. and is currently concentrating on providing distributed computing and storage services (mainly Filecoin mining).

On December 15, 2022, MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of USD$5,980,000, payable in MFH Cayman’s ordinary shares. The investment was made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data and to advance the Filecoin mining business. On December 20, 2022, MFH Cayman commenced Filecoin (“FIL”) mining operations. In January 2023, MFH Cayman transferred all of the Web3 decentralized storage infrastructure to MFH Tech, which serves as the operating entity for Filecoin mining and cloud storage services for distributed application product operators.

On April 12, 2023, MFH Cayman completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which is developing business consultation services, and investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) independently subject to FINRA’s approval. In May 2023, Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. In November 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates, which was completed in December 2024 through Chaince Securities, Inc.’s acquisition of Chaince Securities, LLC, previously known as JVDA, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”).

After making the adjustments of our business strategies in the past couple of years, the current focus of our operating subsidiaries are as follows: (i) MFH Tech acting as the operating entity of distributed computing and storage services; and (ii) Chaince Securities, Inc. acting as the operating entity of business consultation services in North America, and with Chaince Securities, LLC focusing on providing investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) in the U.S., and (iii) Ucon and Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

As of December 31, 2024, the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage
	acquisition/	establishment/	of legal
	registration	incorporation	ownership
Subsidiaries:
Mercurity Fintech Technology Holding Inc. (“MFH Tech”)	July 15, 2022	United States	100%
Chaince Securities, Inc.	April 12, 2023	United States	100%
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited (“Ucon”)	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	PRC	100%
Chaince Securities, LLC (formerly known as JVDA, LLC)	November 18, 2024	United States	100%

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

We have revised the number of ordinary shares amounts in the revised consolidated statements of Changes in Shareholders’ Equity for the year ended December 31, 2022, to retroactively present our 1-for-400 share consolidation in February 2023 back to the earliest period presented as stipulated in SAB 4C.

Correction of the impact of the disposal of subsidiaries on cumulative other comprehensive loss in the Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022.

In the previously issued Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022, we did not accurately separately disclose the impact of selling subsidiaries on cumulative other comprehensive loss. Therefore, in the accompanying Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022, we have made corrections to this. Please see Page 7, the Company’s Consolidated Statements of Operations, and Page F-11, the Company’s Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2022.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Company had an accumulated deficit of approximately $680 million as of December 31, 2024, and had a net loss of approximately $4.5 million and negative cash flows from operating activities of approximately $3.6 million for the year ended December 31, 2024. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15. “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

With the restructuring of the board and management in the second half of 2022, the Company secured new financing and clarified new business plans. The Company received $3.15 million, $5 million and $5 million from three PIPEs in November 2022, December 2022 and January 2023, respectively, and then received $9 million from an unsecured convertible promissory note issued in February 2023. The Company received $6 million from another PIPE in December 2023. The Company received approximately $10 million and $8 million from two PIPEs in December 2024 and January 2025, respectively.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

The current and anticipated future businesses of the Company include:

1)

Business consultation services and investment banking services:

We provide comprehensive business consultation services and industry resource support to global corporate clients based on the resource advantages we have accumulated over the years. We also assist corporate clients in the Asia Pacific region in developing business in the United States, such as helping the clients improve operations and compliance, achieving market entry and expansion, introducing and coordinating professional service institutions. From August 2022 to December 2024, we obtained a total of five business consulting service clients and recognized $80,000, $160,000, and $448,525 for the years ended December 31, 2022, 2023, and 2024, respectively.

On April 12, 2023, MFH Cayman completed the incorporation of another U.S. subsidiary, Chaince Securities, Inc., which is developing business consultation services, and investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) independently subject to FINRA’s approval. In May 2023, Chaince Securities, Inc. entered into a Purchase and Sale Agreement for the acquisition of all assets and liabilities of J.V. Delaney & Associates, an investment advisory firm and FINRA licensed broker dealer. In November 2024, Chaince Securities, Inc. received FINRA approval for the acquisition of J.V. Delaney & Associates, which was completed in December 2024 through Chaince Securities, Inc.’s acquisition of Chaince Securities, LLC, previously known as JVDA, LLC. In March 2025, Chaince Securities, LLC successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”).

We have established a professional service team in New York and are also constructing new professional service teams in Shenzhen and Hong Kong to facilitate our expansion into the Asia Pacific region for our business consultation and investment banking services. We anticipate that this expansion will enhance our ability to provide more comprehensive services and generate additional related revenue by 2025.

2)

Distributed storage and computing services:

We planned to utilize the Web3 decentralized storage infrastructure we acquired in December 2022 to carry out Filecoin and other cryptocurrency mining, as well as providing cloud storage services to any other distributed application product operators. We expected the infrastructure will achieve a maximum Original Storage Capacity (or “Raw Byte Power”) of approximately 100PiB.

However, as of December 31, 2024, the total effective storage capacity of our Filecoin nodes was 70.27 PiB, taken up 7.22PiB of the original storage capacity of the whole Web3 decentralized storage infrastructure, and we had not conducted any other cryptocurrency mining business, nor had we provided cloud storage services to any other distributed application product operators. Therefore, about 92.78% of the original storage capacity of the infrastructure was not fully utilized, mainly due to the following reasons: a) the continued low market prices of Filecoin during 2023 and 2024; b) the average return on unit computing power of Filecoin mining business decreasing with the growth of the computing power of the whole network; c) we need to borrow a large amount of Filecoins (as collateral to in accordance with the proof-of-stake protocols in Filecoin network) with higher interest costs, to expand our Filecoin mining business and increase nodes, which may directly lead to operational losses for our Filecoin mining business.

From December 2023, we began adopting new technologies to carry out Filecoin mining business, and it is expected that the mining output efficiency of Filecoin will be significantly improved. From December 2024, we began collaborating with a company founded by members of the Filecoin Foundation, allowing us to obtain more Filecoins to meet the staking requirements for adding new Filecoin nodes, thereby expanding more nodes to increase revenue.

Although the Company did not achieve ideal results in 2024, the management believes that the Company is about to embark on a period of improvement. As a result, the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Company is unable to continue as a going concern.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Principle of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs (if any) in which it has a controlling financial interest. The results of the subsidiaries and VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, impairment for intangible assets, estimating useful lives, valuation allowance for deferred tax assets and valuation of warrants and share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

Security Deposit

Security deposit is money that is given to a landlord, lender, or seller of a home or apartment as proof of intent to move in and care for the domicile.

The security deposits of the Company on the balance sheet for the year ended December 31, 2024 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract of $93,475, which can be lifted within one year.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

Intangible Assets

The Company’s intangible assets include the following categories: a) Acquired broker-dealer license deemed to have an indefinite life; b) Crypto assets; c) The right to recover the Crypto assets.

Acquired broker-dealer license deemed to have an indefinite life

On May 1, 2023, our US subsidiarity Chaince Securities, Inc., entered into a Purchase and Sale Agreement for the acquisition of a fully licensed broker-dealer (the “broker dealer”), for a $120,000 total price consideration. On November 18, 2024, Chaince Securities, Inc. received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of the broker dealer. On December 6, 2024, Chaince Securities, Inc. acquired all the rights and benefits associated with the broker-dealer from the seller. Given the absence of other distinguishable assets and liabilities, the consideration of $120,000 for our acquisition of the broker dealer is solely determined by the fair market value of the broker-dealer license. Given the premise of continuous operation, the broker-dealer license is not subject to a limit on its operating period. Therefore, we classify it as an intangible asset with indefinite useful life.

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

Our acquired broker-dealer license is measured at cost minus impairment loss. We estimated the fair values of the acquired broker dealer license, and no impairment loss was recognized for the year ended December 31, 2024.

Crypto assets

Crypto assets generated from the cryptocurrency mining business are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company totally recognized the loss on market price of crypto assets of $215,397 for the year ended December 31, 2024.

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted.

We estimated the fair values of the crypto assets based on the intraday low price of the Coinbase platform every day, and we recognized $303,276 impairment loss of intangible assets for the year ended December 31, 2023. We estimated the fair values of the crypto assets based on the intraday low price of the Feixiaohao platform every day, and we recognized $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of crypto assets were included in gain or loss of disposal of crypto assets in the consolidated statements of comprehensive (loss) income. The Company accounted for its gains or losses in accordance with the weighted average method of accounting.

Crypto assets generated from the cryptocurrency mining business are included within operating activities in the accompanying consolidated statements of cash flows. The purchases and sales of crypto assets are included within investing activities in the accompanying consolidated statements of cash flows.

The right to recover the Crypto assets

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

We classified the crypto assets subject to seizure by Sheyang County Public Security Bureau, which we still retain recourse, as the right to recover the Crypto assets.

As of December 31, 2024, the consolidated financial statements presented a net zero balance for the right to recover the crypto assets. Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required.

As of December 31, 2023, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, to eliminate the potential significant uncertainty on the financial statements. The amount of the impairment of the crypto assets out of control (all of the Company’s Bitcoins and USD Coins) for the year ended December 31, 2023 was $3,944,809. As of December 31, 2023, the consolidated financial statements presented a net zero balance for the right to recover the crypto assets.

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

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if early adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and cash flows.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The Company generates revenue primarily from business consultation services and distributed storage and computing services in the year ended December 31, 2024.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Business consultation services

The Company recognized the realization of the consultation service revenue by using Output Methods. According to ASC 606-10-55-17, Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity’s performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity’s performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity’s performance in satisfying a performance obligation if, at the end of the reporting period, the entity’s performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output. The Company calculates the output value and recognizes revenue by evaluating the percentage-of-completion of the contract at the end of each month. The Company provides clients with the relevant services specified in the agreement separately, and there is no third-party involved as the principals or agency in the services specified in the agreement. As ASC 606-10-55-36, the Company plays the role of Principal in our business consulting services.

The Company’s business consultation service revenue for the year ended December 31, 2024 was $448,525, sourced from two Chinese clients and one American client. The Company’s business consultation service revenue for the year ended December 31, 2023 was $160,000, sourced from one Chinese client and one American client. The Company’s business consultation service revenue for the year ended December 31, 2022 was $80,000, sourced from one Chinese client.

Distributed storage and computing services

The Company’s distributed storage and computing services business includes cryptocurrency mining and cloud storage services for other decentralized platform operators.

From October 2021 to April 2022, the Company obtained the usage rights of a certain number and specific models of Bitcoin mining machines and specific business premises by executing contracts with the sharing mining service provider, and registered as users on the mining pool website, complying with the general terms and conditions required to join the mining pool published on the mining pool website, to increase computing power to the mining pool. In exchange for providing computing power, the Company was entitled to a fractional share of the fixed digital asset awards the mining pool operator receives, for successfully adding blocks to the blockchain. The Company’s fractional share was relative to the proportion of computing power the Company contributed to the mining pool operator toward the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in digital asset transaction verification services was an output of the Company’s ordinary activities. The provision of such computing power was the only performance obligation in the general terms of the mining pool website. The transaction consideration the Company received, if any, was noncash consideration, which the Company measured at fair value on the date received, which was not materially different than the fair value at contract inception or the time the Company had earned the award from the pools. These considerations were all variable. Since significant reversals of cumulative revenue were possible given the nature of the assets, the consideration was constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company received confirmation of the consideration it would receive, at which time revenue was recognized. There was no significant financing component related to these transactions. Fair value of the digital assets award received was determined using the quoted price of the related digital assets at the time of receipt. The Company earned $783,090 in Bitcoin mining revenue from shared mining operations for the year ended December 31, 2022. Since May 2022, the Company has not carried out any business related to Bitcoin mining.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

In the process of Filecoin mining, the Filecoin mainnet serves primarily as a trading platform where the Company provides storage services to end customers. Notably, no third party directly participates in the Filecoin mining business as a principal or agent. As ASC 606-10-55-36, the Company plays the role of Principal in the Filecoin mining business.

For the year ended December 31, 2024, 2023 and 2022, we earned $513,450, $285,928 and $348 respectively in Filecoin mining revenue from physical mining operations, and did not receive any revenue from providing cloud storage services to decentralized platform operators.

Others

Based on the business consultation services the Company provides to its clients, the Company would introduce various necessary professional institutional resources to the clients undergoing IPOs, and sometimes these professional institutions will pay the Company some referral fees, formed the Company’s other revenues. The Company’s referral service does not involve third parties as principals or agents. The Company’s sole service obligation is to refer customers to the contracted partners. The Company facilitates the signing of contracts between the partners and their customers and receive payment, thereby completing the Company’s service content. As ASC 606-10-55-36, the Company plays the role of Principal in our referral services.

On February 12, 2024, the Company’s US subsidiary Chaince Securities, Inc. (“Chaince Securities”) signed a Referral Agreement with Beyond Century Consulting LLC. Chaince Securities agrees to refer potential clients to Beyond Century Consulting for the purpose of engaging in financial services and consultation provided by Beyond Century Consulting. Beyond Century Consulting agrees to pay Chaince Securities a referral commission equal to 20% of the total fees charged to the clients referred by Chaince Securities. The commission payment will be made for each transaction separately, ensuring that Chaince Securities receives 20% of the fees from each payment made by the referred client.

For the year ended December 31, 2024, Chaince Srcurities, Inc. recognized $45,500 such revenue. No related revemue generated for year ended December 31, 2022 and 2023.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

Cost of revenue

Business consultation services

The cost of consultation services consists primarily of payroll of the consultation project team. The cost of consultation services was recognized in the amount of $259,593, $138,092 and $19,000 respectively for the year ended December 31, 2024, 2023 and 2022.

Distributed storage and computing services

The cost of the Bitcoin shared mining operation includes the rental fee of the mining machine and the mine site, electricity and other possible operation and maintenance expenses. There were no Bitcoin mining operations in the year ended December 31, 2023 and 2024. The cost of Bitcoin shared mining operations was recognized in the year ended December 31, 2022 in the amount of $1,291,784, including $1,036,741 for mining machines and mine leases and $255,043 for electricity.

The cost of the Filecoin physical mining operation includes mining machine depreciation costs, mine site lease costs (including electricity), direct labor costs, software licensing costs, other technical services costs, and Filecoin loan interest costs. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2024 in the amount of $1,123,346, including mining machine depreciation costs of $673,214, mine lease costs (including electricity) of $351,339, software deployment and technical service costs of $28,644.19, and Filecoin loan interest costs of $70,149. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2023 in the amount of $1,286,220, including mining machine depreciation costs of $897,435, mine lease costs (including electricity) of $291,347, direct labor costs of $4,000, and software deployment and technical service costs of $93,438. The cost of Filecoin physical mining operations was recognized in the year ended December 31, 2022 in the amount of $69,817, including mining machine depreciation costs of $$28,950, mine lease costs (including electricity) of $22,075, direct labor costs of $4,000, and software deployment and technical service costs of $14,792.

Others

In 2024, the Company’s US subsidiary, Chaince Securities, Inc., generated a total revenue of $45,500 from referral commissions. This revenue was generated by providing our business consultation clients with access to essential professional agency resources. It is important to note that these revenues do not incur any direct associated costs.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The leasing activities of the Company during 2022, 2023 and 2024 are all for the Company to lease the office as the lessee and the Company classified them as operating leases, among which, the Company signed a long-term lease contract with a term of about 35 months for the New York office. The Company recognized right-of-use assets and lease liabilities on the consolidated balance sheet as of December 31, 2023 and 2024.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. All of the Company’s revenue in 2024 came from its US subsidiaries MFH Tech and Chaince Securities, Inc. As of December 31, 2024, due to the Company’s business being still in the adjustment stage, the Company has not yet divided into geographical divisions for independent business development and management.

The Company’s future revenue will mainly come from different type of businesses and different entities, including: (i) our US subsidiary MFH Tech acting as the operating entity of distributed computing and storage services; and (ii) our US subsidiary Chaince Securities, Inc. acting as the operating entity of business consultation services in North America, and with Chaince Securities, LLC focusing on providing investment banking services (such as financial advisory services, as well as mergers or initial public offering underwriting services) in the U.S., and (iii) our Hong Kong subsidiary Ucon and PRC subsidiary Lianji Future acting as the operating entities of the business consultation services in the Asia-Pacific region, and (iv) our new Hong Kong and PRC subsidiaries, which established in February and March 2025, will act as the operating entities of the AI intelligent manufacturing related businesses. The Company will add segment reports for different geographies and businesses after the completion of business architecture adjustments.

Fair value measurement and financial instruments

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

The Company applies ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

The Company’s non-financial assets, including cryptocurrency assets, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

Financial instruments

The carrying amounts of financial instruments, which consist of cash and cash equivalents, security deposit, short-term investment, interest receivable, prepaid expenses and other current assets, equity investments, convertible notes, interest payable, accounts payable, amounts due to related parties, accrued expenses and other current liabilities, approximate their fair values due to the short-term nature of these instruments.

The Company adopts ASU No.2020-06 to measure the convertible notes it issued. As ASU No.2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and a convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives.

Recent accounting pronouncements

On December 13, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which requires that an entity to subsequently measure assets that meet those criteria at fair value with changes recognized in net income each reporting period. The amendments in ASU 2023-08 are required to be adopted for fiscal years beginning after December 14, 2024, with early adoption permitted. The Company has decided to adopt this standard starting from the 2024 fiscal year.

On November 27, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

On March 21, 2024, the FASB issued Accounting Standards Update No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This standard provides clarity regarding whether profits interest and similar awards are within the scope of Topic 718 of the Accounting Standards Codification. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

On January 15, 2022, the Company completed to dismantle the VIE structure and divest Beijing Lianji Technology Co. and Mercurity (Beijing) Technology Co., Ltd., which were controlled by the VIE agreement, due to the impact of the adverse policies issued by the Chinese government on the original business. As of December 31, 2024, the Company’s main business related to cryptocurrencies has moved to the United States.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 7.6%, 2.9% and 2.8% in the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As the Company does not mainly carry out business in China in 2022, 2023 and 2024, the impact of foreign currency exchange is not significant.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Cash (i)	21,921,476	15,120,483
Cash equivalents (ii)	1,994,380	997,466
Total	$23,915,856	$16,117,949

(i)

As of December 31, 2024, the Company’s cash includes: 1) Cash in hand of $100,200; 2) Demand deposit of $18,980,205 in bank accounts; 3) Cash of $2,841,071 in the securities investment accounts and the Coinbase account.

As of December 31, 2023, the Company’s cash includes: 1) Cash in hand of $200; 2) Demand deposit of $14,072,019 in bank accounts; 3) Cash of $1,048,464 in the securities investment accounts and the Coinbase account.

(ii)

As of December 31, 2024, the Company’s cash equivalents were all certificates of deposits with a balance of $1,994,380 with a maturity date less than 3 months.

As of December 31, 2023, the Company’s cash equivalents were all U.S. Treasury Securities with a balance of $997,466 that can be traded at any time.

6. SECURITY DEPOSIT

Security Deposit consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Security Deposit which can be lifted within one year	93,475	33,700
Security Deposit which can be lifted in the second and third years	—	57,300
Total	93,475	91,000

The security deposits of the Company on the balance sheet for year ended December 31, 2024 are the frozen funds deposited in the Company’s bank account in accordance with the office rental contract, all of which can be lifted within one year.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

7. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
6-month Certificate of Deposits (i)	—	1,624,191
ETF (ii)	957,729	594,492
Common Stock (iii)	—	100,564
Total short-term investments	957,729	2,319,247

(i)	On August 4, 2023, the Company deposited a Certificate of Deposits of $800,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of this CD is $811,918, and the Company recognized the interest income of $11,918 for the year 2023. On August 30, 2023, the Company deposited a Certificate of Deposits of $500,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of this CD is $507,921, and the Company recognized the interest income of $7,921 for the year 2023. On September 30, 2023, the Company deposited a Certificate of Deposits of $300,000 with a term of 6 months in Citi Bank, with an annual interest rate of 4.75%. As of December 31, 2023, the balance of this CD is $304,352, and the Company recognized the interest income of $4,352 for the year 2023. In January 2024, the Company redeemed all of the above-mentioned CDs.

(ii)

On March 31, 2023, the Company purchased 5 units SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $465.93. On August 31, 2023, the Company purchased 6500 units SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF at a cost of $595,535.95. As of December 31, 2023, the market value of the total 6,505 units ETF was $594,491.95, and the Company recognized the loss on market price of the ETF of $1,509.93 for the year 2023.

On March 28, 2024, the Company purchased 3,970 units SPDR SER TR SPDR BLOOMBERG 1-3 MNTH T BILL ETF as part of the investment portfolio at a cost of $364,490.95. As of December 31, 2024, the market value of the total 10,470 units ETF was $957,729.25, and the Company recognized the loss on market price of the ETF of $1,253.65 for the year 2024.

(iii)	As of December 31, 2023, the Company holds common stocks of FITELL CORP, with the amount of $100,564. The cost of these stocks was $328,590, and the Company recognized the loss on market price of the stocks of $228,026 for 2023. In February and March 2024, the Company sold all of the common stocks of FITELL CORP, and the Company recognized investment gains of $35,770.77 for 2024.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Prepaid expenses	40	12,285
Loan receivables from non-related parties (i)	2,000,000	2,200,000
Other receivables from non-related parties (ii)	3,053,784	3,000,000
Total prepaid expenses and other current assets	$5,053,824	$5,212,285

(i)	On December 12, 2023, considering the potential business cooperation prospects with Honor Star Ventures Limited in Hong Kong, our holding company MFH Cayman agreed to provide a loan of $2 million to Honor Star Ventures Limited, with a loan term of one year and an annual interest rate of 5%. On December 14, 2024, MFH Cayman signed a supplementary agreement to the original loan agreement with Honor Star, agreeing to extend the maturity date of the original loan agreement by 12 months. As of December 31, 2024, MFH Cayman had received a total of $100,000 in interest payments from Honor Star as stipulated in the original loan agreement.

On July 12, 2023, our US subsidiary MFH Tech provided Fresh First Inc. (“Fresh First”) with a loan of $200,000, a short term of one month, and a fixed interest of $1,000, to supplement the funds needed for its daily operation. On August 11, 2023, MFH Tech entered into a Loan Extension Agreement with Fresh First, as which the maturity date of the original agreement is extended by an additional one year, such that the new maturity date shall be August 11, 2024. As of December 31, 2023, the balance of this loan was $200,000, excluding the interest that should be charged. As of December 31, 2024, the loan had been transferred to Sanhe Inc., so the balance of this loan was nil.

On September 3, 2024, MFH Tech and Sanhe Inc (the “Buyer”) entered into a Loan Sale and Assignment Agreement (the “Agreement”). According to the Agreement, MFH Tech transferred 100% of its rights, title, and interest in and to the loan due from Fresh First Inc. to the Buyer, with a total consideration equal to the full principal amount of the Loan, which was $200,000.

(ii)

According to the loan agreement signed by our US subsidiary MFH Tech and Huangtong on January 18, 2024, and the two supplementary agreements signed on April 5, 2024 and April 30, 2024, MFH Tech borrowed 196,000 Filecoins (actually received) from Huangtong. These Filecoins are also utilized to meet the pledge requirements for expanding MFH Tech’s Filecoin mining nodes. The loan also carries an annual interest rate of 5%. Furthermore, MFH Tech has provided a mortgage deposit of $1,500,000 as collateral for the loans, which was paid to Huangtong in July 2024.

On September 1, 2024, our holding company MFH Cayman entered into a Server Procurement Project Contract with Jming International Trade Company Limited (“Jming”), to purchase a batch of Inspur AI servers for the development of AI related new business, for a US$2 million total price consideration. As of December 31, 2024, MFH Cayman had paid US$1 million to the seller. On March 20, 2025, MFH Cayman entered into a Termination Agreement for Server Procurement Project Contract with Jming, stipulating that Jming shall return the $1 million advance payment to MFH Cayman within 60 days following the execution of the contract.

On September 3, 2024, MFH Tech and Sanhe Inc (the “Buyer”) entered into a Loan Sale and Assignment Agreement, as which MFH Tech transferred 100% of its rights, title, and interest in and to the loan due from Fresh First Inc. to the Buyer, with a total consideration equal to the full principal amount of the Loan, which was $200,000. MFH Tech had received cash of $100,000 from the Buyer in September 2024, and the remained $100,000 should be paid to MFH Tech from the Buyer by June 30, 2025.

On March 10, 2025, MFH Tech and Yum Sooy Trade Limited (the “Buyer”) entered into a Share Purchase Agreement (“SPA”), as which MFH Tech transferred all the 16,000 Class A shares of Fresh First to the Buyer, with a total consideration of $160,000. As the SPA, $80,000 should be paid to MFH Tech from the Buyer by June 30, 2025, and the remained $80,000 should be paid to MFH Tech from the Buyer by December 31, 2025. In the Company’s consolidated financial statements as of December 31, 2024, we have adjusted the equity investment to other current asset items.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

At the end of 2024, we began collaborating with HDP Capital Management Limited for joint mining of Filecoins. HDP will provided 95% of the Filecoins needed for staking, while our US subsidiary MFH Tech will provide 5% of the Filecoins needed for staking. For operational convenience, MFH Tech transferred 70000 Filecoins to the Binance account belonging to Wentao Wang, who will act on behalf of MFH Tech to transfer the corresponding Filecoins to new node accounts as staking as needed. As of December 31, 2024, Wentao Wang holds 59900 Filecoins from MFH Tech, which are valued at $287,640 based on the lowest trading price on the Coinbase platform as of December 31, 2024. MFH Tech has recognized the 59900 Filecoins as other receivables due from Wentao Wang of $287,640.

As of December 31, 2024, MFH Tech has recognized other receivables of $6,144, primarily from a prepaid amount that should be returned.

On January 10, 2023, our holding company MFH Cayman entered into an asset purchase agreement (the “Original Contract”) with Jinhe Capital Limited (“Jinhe”), providing for the purchase of 5,000 Antminer S19 PRO Bitcoin mining machines, for an aggregate consideration of $9 million. On May 31, 2023, MFH Cayman and Jinhe entered into an amendment to the S19 Pro Purchase Agreement, pursuant to which the parties have agreed to reduce the purchase order to no more than 2,000 Bitcoin miners for a total amount of no more than $3.6 million. As of December 31, 2023, MFH Cayman has paid the seller $3 million US dollars. On March 10, 2024, MFH Cayman and Jinhe entered into a Cancellation Agreement, which cancelled and terminated the Original Contract and the amendment in its entirety. As of April 22, 2024, the prepayment of $3 million US dollars from MFH Cayman to Jinhe had not been refunded to MFH Cayman. As of December 31, 2024, MFH Cayman had received all of the $3 million.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Machinery and equipment (i)	5,618,788	5,982,900
Electronics and office equipment	13,641	11,030
Total property and equipment	5,632,429	5,993,930

Less: Accumulated depreciation	1,547,262	927,918
Less: Provision for impairment (ii)	1,827,373	307,733
Property and equipment, net	2,257,794	4,758,279

(i)	On December 15, 2022, our holding company MFH Cayman entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5,980,000, payable in MFH Cayman’s ordinary shares. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of these assets is $5,980,000. In January 2023, MFH Cayman transferred all of these Web3 decentralized storage infrastructures to our US subsidiary MFH Tech and established MFH Tech as the business entity for our distributed storage and computing services.

(ii)

During 2023, approximately 20 machines of the Web3 decentralized storage infrastructure experienced severe malfunctions that prevented them from continuing operations. We scrapped the machines and recognized an impairment loss of $307,733, with an original cost of $364,112 and accumulated depreciation of $56,379. As of December 31, 2024, these impaired machines had been written off.

In the end of June 2024, we re-evaluated our Web3 decentralized storage infrastructure, the market value of these devices had been significantly lower than our book value due to the upgrading of chip technology, and our Filecoin mining business had not been profitable. Based on the valuation report provided by our technical advisor, Origin Storage Pte. Ltd, with reference to the latest comparable market prices and adjustment for years of usage, we recognized an impairment loss of $1,827,373 for the Web3 decentralized storage infrastructure.

In January 2025, APV International Consulting & Appraisal Limited (“APV”), a professional evaluation agency, conducted a more detailed evaluation of our Web3 decentralized storage infrastructure. Based on the valuation report provided by APV, with reference to the latest comparable market prices and adjustment for years of usage, we do not need to make any further provision for impairment losses.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

10. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Acquired broker-dealer license deemed to have an indefinite life	120,000	—
Crypto assets	3,019,896	705,309
The right to recover the crypto assets	—	—
Total intangible assets, net	$3,139,896	$705,309

Acquired broker-dealer license deemed to have an indefinite life

On May 3, 2023, our US subsidiarity Chaince Securities, Inc., entered into a Purchase and Sale Agreement for the acquisition of a fully licensed broker-dealer (the “broker dealer”), for a $120,000 total price consideration. On November 18, 2024, Chaince Securities, Inc. received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of the broker dealer. On December 6, 2024, Chaince Securities, Inc. acquired all the rights and benefits associated with the broker-dealer from the seller. Given the absence of other distinguishable assets and liabilities, the consideration of $120,000 for our acquisition of the broker dealer is solely determined by the fair market value of the broker-dealer license. Given the premise of continuous operation, the broker-dealer license is not subject to a limit on its operating period. Therefore, we classify it as an intangible asset with indefinite useful life.

Our acquired broker-dealer license is measured at cost minus impairment loss. We estimated the fair values of the acquired broker dealer license, and no impairment loss was recognized for the year ended December 31, 2024.

Crypto assets

Crypto assets consist of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Filecoin (i)	3,019,896	705,309
Total crypto assets	$3,019,896	$705,309

(i)

As of December 31, 2024, the Company held 628,882.88 Filecoins with the carrying amount of $3,019,896, of which 104646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 274,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, about 150,000 Filecoins were borrowed from HDP Capital Management Limited to meet the pledge needs for Filecoin mining business, and 204,173.88 Filecoins came from the Filecoin physical mining business. Out of the 628,882.88 Filecoins, approximately 425,396 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

As of December 31, 2023, the Company held 247,811.36 Filecoins with the carrying amount of $705,309, of which 104646.58 Filecoins came from the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022, about 78,709 Filecoins were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business, and 64,455.78 Filecoins came from the Filecoin physical mining business. Out of the 247,811.36 Filecoins, approximately 139,281 Filecoins are in a pledged and locked position in the Company’s node accounts for the needs of Filecoin mining operating.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

The movement of the crypto assets for the year ended December 31, 2024, 2023 and 2022 is as follows:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$ (as restated)
Balance as of January 1, 2024, 2023 and 2022	705,309	288,419	7,277,717
Received crypto assets payments (i)	—	—	315,028
Purchase or borrowing (ii)	1,572,944	434,238	—
Mining out (iii)	513,405	285,928	327,605
Disposal of crypto assets (iv)	—	—	(998,902)
Impairment loss (v)		(303,276)	(817,609)
Gain/loss on market price changes (v)	(218,094)	—	—
Crypto assets out of control reclassified to the right to recover the crypto assets (vi)	—	—	(5,815,420)
Cumulative effect upon adoption of ASU 2023-08 (v)	763,072	—	—
Others (vii)	(316,740)	—	—
Balance as of December 31, 2024, 2023 and 2022	3,019,896	705,309	288,419

(i)	The Company received 104646.5806 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as an additional consideration for the Company’s shares on December 20, 2022. The company received these Filecoins on December 20, 2022, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform, a cryptocurrency information platform that gathers data from major global cryptocurrency exchanges.

(ii)

During 2024, about 346,000 Filecoins with the fair value of $1,572,944 were borrowed from Huangtong International Co., Ltd. and HDP Capital Management Limited, to meet the pledge needs for Filecoin mining business.

During 2023, about 79,780 Filecoins with the book value of $434,238 were borrowed from Huangtong International Co., Ltd. to meet the pledge needs for Filecoin mining business.

(iii)

During 2024, the Company mined out 98,111.37 Filecoins from the Filecoin physical mining business, and the Company recognized a total revenue of $513,405 based on the lowest transaction price on the Coinbase platform on the day of receiving the Filecoin rewards.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

(v)

Effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires crypto assets to be measured at fair value for each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Company recognized the cumulative effect of initially applying ASU 2023-08 of $763,072 increase, as an adjustment to the opening balance of retained earnings. The Company totally recognized the loss on market price of crypto assets of $209,527 for the year ended December 31, 2024.

Prior to the adoption of ASU 2023-08, crypto assets held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Company considered the intraday lowest quoted price of one unit of crypto asset since acquiring the crypto asset. If the then current carrying value of the unit of crypto assets exceeded the fair value so determined, an impairment loss has occurred with respect to those units of crypto assets in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. We estimated the fair values of the cryptocurrencies based on the lowest transaction price on the Coinbase platform every day and totally recognized $303,276 impairment loss for the year ended December 31, 2023. We estimated the fair values of the crypto assets based on the intraday low price every day and recognized $790,652 impairment loss for the year ended June 30, 2022, including $784,788 impairment loss of Bitcoins for the period from January 1, 2022 to February 16, 2022 (when the Bitcoins still under the Company’s control), and $5,864 impairment loss of Tether USDs.

(vi)

On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins and USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets, as detailed in the following “(2) The right to recover the crypto assets”. As of February 16, 2022, the book value of the Bitcoins and USD Coins out of control was $5,815,420.

(vii)

Other movements of the crypto assets for the year ended December 31, 2024 include: a) Filecoins with the fair value of $293,510 transferred to external personnel to help the Company deposit Filecoins into the new node accounts to meet the staking requirements for mining, to achieve a higher efficiency; b) Gas cost of $23,295 consumed by Filecoin transfer; c) Transfer income of $65 from Filecoin node account testing.

The right to recover the crypto assets

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

The deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2024 are as follows:

		The portion that was still stored in the hardware cold as of December 31, 2024	The portion that that are forwarded to unknown addresses as of December 31, 2024
Crypto assets	Quantities	Quantities	Quantities

Bitcoins	125.8584797	30.62004	95.23843
USD Coins	2005537.50	—	2005537.5

Although we are still trying to restore the company’s control over these out-of-control assets through a series of legal means, we cannot estimate whether positive results will be achieved and how long the time required. In order to eliminate the uncertainty caused by this incident to the Company’s consolidated financial statements, we had made impairment provisions for all these out-of-control crypto assets in our consolidated financial statements as of December 31, 2023. As of December 31, 2023 and 2024, the consolidated financial statements presented a net zero balance for the out-of-control crypto assets.

The movement of the right to recover the crypto assets for the year ended December 31, 2024, 2023 and 2022 is as follows:

	For the year ended December 31,
	2024	2023	2022
		US$	US$ (as restated)
Balance as of January 1, 2024, 2023 and 2022	—	3,944,809	—
Crypto assets out of control reclassified to the right to recover the crypto assets (i)	—	—	5,815,420
Mining out (ii)	—	—	455,833
Impairment (iii)	—	(3,944,809)	(2,326,444)
Balance as of December 31, 2024, 2023 and 2022	—	—	3,944,809

(i)	On February 16, 2022, the Wei Zhu incident resulted in the Company losing control of all the Bitcoins and USD Coins. We reclassified all the USD Coins out of control as the right to recover the crypto assets. The book value on February16, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $5,815,420, including 114.86129105 Bitcoins with the book value of $3,823,209 and 2,005,537.50 USD Coins with the book value of $1,992,211.

(ii)	From February 17 to April 30 in 2022, the Company mined out 10.99718523 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $455,833. Although the wallet that received these mining generated Bitcoins was already in a state of loss of control on February 16, 2022, the Company failed to respond quickly to the Wei Zhu incident, resulting in the Bitcoins produced during the mining period from February 17 to April 30, 2022 being also in a state of loss of control upon acquisition.

(iii)	As of April 22, 2024, the Company has not made positive progress in recovering its crypto assets out of control. Although it is considered inappropriate from a legal perspective for the Sheyang County Public Security Bureau to implement seizure procedures on the Company’s crypto assets, the Company still cannot estimate the time it may take to recover those crypto assets. Therefore, the Company has decided to make a provision for impairment of all the crypto assets out of control, with the impairment amount of $3,944,809 for the year ended December 31, 2023, to eliminate the potential significant uncertainty on the financial statements.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

11. PREPAYMENTS FOR LONG-TERM ASSET

Prepayments for long-term asset consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Prepayments for acquisition (i)	—	120,000
Total prepayments for long-term asset	—	120,000

(i)

On May 1, 2023, our US subsidiarity Chaince Securities, Inc., entered into a Purchase and Sale Agreement for the acquisition of a fully licensed broker-dealer (the “broker dealer”), for a $120,000 total price consideration. As of December 31, 2023, Chaince Securities, Inc. had paid $120,000 US dollars to the seller.

On November 18, 2024, Chaince Securities, Inc. received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of the broker dealer. On December 6, 2024, Chaince Securities, Inc. acquired all the rights and benefits associated with the broker-dealer from the seller. In fact, apart from the intangible asset of the broker-dealer license, Chaince Securities, Inc. has not acquired any other identifiable assets or liabilities from the acquisition, Chaince Securities, Inc. has recognized the $120,000 prepayments for the broker-dealer license as an intangible asset in the consolidated financial statements as of December 31, 2024.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

12. LONG TERM INVESTMENTS

Long term investments consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Equity investments without readily determinable fair value	—	160,000
Total long-term investments	—	160,000

In May 2023, our US subsidiary MFH Tech invested, as one of the founding shareholders, in Fresh First Inc. or “Fresh First”, a grocery delivery and online store platform focused on Asian markets in the eastern United States. MFH Tech does not directly participate in the daily operations of Fresh First, which has its own independent professional operation team. As of December 31, 2024, MFH Tech had invested $160,000 in Fresh First and holds about 13.67% of Fresh First ‘s equity.

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of MFH Tech’s equity investments measured using the measurement alternative was $160,000 as of December 31, 2024. There was no impairment recognized for the year ended December 31, 2024.

On March 10, 2025, MFH Tech and Yum Sooy Trade Limited (the “Buyer”) entered into a Share Purchase Agreement (“SPA”), as which MFH Tech transferred all the 16,000 Class A shares of Fresh First to the Buyer, with a total consideration of $160,000. As the SPA, $80,000 should be paid to MFH Tech from the Buyer by June 30, 2025, and the remained $80,000 should be paid to MFH Tech from the Buyer by December 31, 2025. In the Company’s consolidated financial statements as of December 31, 2024, we have adjusted the equity investment to other current asset items.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Accrued payroll and welfare	23,177	46,444
Accounts payable	18,845	24,508
Advance from customers	83,450	385,975
Payables for professional fees	245,907	192,074
Payables for borrowing Filecoin for initial pledge of the Filecoin mining business	2,039,453	434,237
Other taxes payable	2,165	3,292
Payable financing advisory fees	—	480,000
Other operating and management expenses	53,439	22,032
Total accrued expenses and other current liabilities	2,466,436	1,588,562

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

14. CONVERTIBLE NOTE

Convertible Note consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Convertible Promissory Note	7,500,000	9,000,000
Total convertible note	7,500,000	9,000,000

Our holding company MFH Cayman entered into a Securities Purchase Agreement (“SPA”) with a non-U.S. investor (the “Purchaser”). Pursuant to the SPA dated January 31, 2023, MFH Cayman issued the Purchaser an Unsecured Convertible Promissory Note (the “Note”) with a face value of $9 million (the “Proceeds”) upon receiving the Proceeds from the Purchaser on February 2, 2023. The Note shall bear non-compounding interest at a rate per annum equal to 5% from the date of issuance until repayment of the Note unless the Purchaser elects to convert the Note into ordinary shares. If the Purchaser does not elect to convert the Note, then the outstanding principal amount and all accrued but unpaid interest on the Note shall be due and payable upon the one-year anniversary of the Issuance Date of the Note (the “Maturity Date”). The Purchaser has the right to convert the outstanding balance (excluding any and all accrued but unpaid interest on the Note as of the date of such notice) under the Note into MFH Cayman’s ordinary shares (the “Conversion Shares”) at a per share price equal to $0.00172, (70% of the average closing price of the American Depositary Receipts divided by 360 during the 30-consecutive trading day period immediately preceding the date of the Securities Purchase Agreement, equivalent to $0.688 per ordinary share after the share consolidation effected on February 28, 2023) according to the terms and conditions of the Note. Prior to repayment of the Note, the Holder may, in its sole discretion, elect to convert this Note during two select periods before the Maturity Date, including the fifteen days period preceding the calendar date six months after the date of issuance of the Note (the “First Election Period”), as well as the fifteen days period preceding the Maturity Date (the “Second Election Period”).

On February 2, 2024, MFH Cayman and the Holder entered into an amendment agreement of the Securities Purchase Agreement. MFH Cayman and the Holder desire to amend the terms of the Note, pursuant to which MFH Cayman shall repay $1,500,000 of the original U.S.$9,000,000 principal amount to the Holder in consideration of amending certain terms of the Note. The Adjusted Principal Amount of U.S.$7,500,000 from February 2, 2024 to February 1, 2025 (the “Maturity Date”), both at an annual rate of 5%, until the repayment of the Note unless converted into ordinary shares of MFH Cayman in accordance with the agreed conversion conditions. Interest on this Note shall be computed on the basis of a 365-day year and actual days elapsed. Interest accrued on this Note shall be payable in arrears on the Maturity Date of this Note and shall be forgiven and waived by the Holder upon conversion of the Note. No more interest shall accrue on the Accrued Interest of the Original Note from the date hereof until the Maturity Date. In January and Feburary 2024, we repaid the principal of $1,500,000, and paid the interest of $450,000 for the period from February 2, 2023 to February 1, 2024.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

15. INTEREST PAYABLE

Interest payable consist of the following:

	December 31,	December 31,
	2024	2023
	US$	US$
Interest payable for Convertible Promissory Note	343,151	410,548
Interest payable for Filecoin borrowed as initial pledge for Filecoin mining business	75,854	12,583
Total interest payable	419,005	423,131

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

16. LEASES

As of December 31, 2024, the Company had operating leases for its New York and Hong Kong offices. The remaining lease terms ranges from 0.08 to 0.75 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2024, the weighted average remaining lease term was 0.72 years and the weighted average discount rate was 5%.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	December 31, 2024	December 31, 2023
	US$	US$
Right-of-use assets	238,330	556,104
Impairment of right-of-use assets	—	—
Right-of-use assets, net	238,330	556,104

Operating lease liabilities - current	282,279	352,178
Operating lease liabilities – non-current	—	282,279
Total operating lease liabilities	282,279	634,457

The following table presents the components of the Company’s office lease expense in the year ended December 31, 2022, 2023 and 2024, which are included in general administrative on the consolidated statements of operations:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Operating lease cost	341,535	358,044	60,578
Variable lease cost	—	—	—
Operating lease expense	341,535	358,044	60,578
Short-term lease rent expense	38,236	57,621	31,301
Total lease expense	379,771	415,665	91,879

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

US$
2025	288,594
Total	288,594
Less: imputed interest	(6,315)
Present value of lease liabilities	282,279

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

United States

Mercurity Fintech Technology Holding Inc. (“MFH Tech”) is incorporated in New York, USA. Chaince Securities, Inc. and its subsidiary Chaince Securities, LLC (formerly known as JVDA, LLC) are incorporated in Delaware, USA. In accordance with the Federal Corporate Income Tax Law, the Federal corporate income tax rate applicable to MFH Tech is 21%.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 16.5%.

People’s Republic of China

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Company’s entities operating in the PRC is 25%.

For the year ended December 31, 2022, 2023 and 2024, loss or income before income taxes from continuing operations consists of:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Cayman Islands: Mercurity Fintech Holding Inc. (“MFH”)	(1,384,127)	(6,120,978)	(7,992,466)
US: Mercurity Fintech Technology Holding Inc. (“MFH Tech”)	(2,594,153)	(2,662,392)	8,776
US: Chaince Securities, Inc.	(100,291)	(45,346)	—
US: Chaince Securities, LLC (formerly known as JVDA, LLC)	(30)	—	—
Hong Kong: Ucon Capital (HK) Limited (“Ucon”)	(23,652)	(496,006)	(1,317,169)
PRC: Lianji Future Technology Ltd. (“Lianji Future”)	(93,360)	(121,212)	(177,053)

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Current tax expense	—	(587)	(2,294)
Deferred tax (expense)/benefit	(336,985)	91,363	251,005
Income tax (expense)/benefit	(336,985)	90,776	248,711

The reconciliation of tax computed by applying the statutory income tax rate of 21% applicable to the US operation, 16.5% applicable to the Hong Kong operation, and 25% applicable to the PRC operation to income tax benefit from continuing operations is as follows:

	For the year ended December 31, 2024
	US$	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince Securities, Inc.)	US (Chaince Securities, LLC)	Hong Kong	PRC	Consolidated
Loss before income taxes	(2,594,153)	(100,291)	(30)	(23,652)	(93,360)	(2,811,486)
Income tax computed at applicable tax rates	(544,772)	(21,061)	(6)	(3,903)	(23,340)	(593,082)
Current losses unrecognized deferred income tax	544,772	—	6	3,903	23,340	572,021
Temporary difference between the book value of intangible asset and its tax base	—	—	25,200	—	—	25,200
Changes in valuation allowance	—	—	—	332,846	—	332,846
Income tax expenses/(benefits)	—	(21,061)	25,200	332,846	—	336,985

	For the year ended December 31, 2023
	US$	US$	US$	US$	US$
	US (MFH Tech)	US (Chaince Securities, Inc.)	Hong Kong	PRC	Consolidated
Loss before income taxes	(2,662,392)	(45,346)	(496,006)	(121,212)	(3,324,956)
Income tax computed at applicable tax rates	(559,102)	(9,522)	(81,841)	(30,303)	(680,768)
Current losses unrecognized deferred income tax	559,102	—	—	30,303	589,405
Prior income tax expense recognized in current period	587	—	—	—	587
Income tax expenses/(benefits)	587	(9,522)	(81,841)	—	(90,776)

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the year ended December 31, 2022
	US$	US$	US$	US$
	US	Hong Kong	PRC	Consolidated
Income/(Loss) before income taxes	8,776	(1,317,169)	(177,053)	(1,485,446)
Income tax computed at applicable tax rates	1,843	(217,333)	(44,263)	(259,753)
Effect of different tax rates in different jurisdictions	451	—	—	451
Non-deductible expenses	—	—	785	785
Current losses unrecognized deferred income tax	—	—	43,478	43,478
Prior losses recognized deferred income tax in current period	—	(33,672)	—	(33,672)
Income tax expenses/(benefits)	2,294	(251,005)	—	(248,711)

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	December 31,	December 31,
	2024	2023
	US$	US$
Deferred tax assets
Net operating loss carry forwards	124,609	103,548
Impairment of intangible assets	238,821	238,821
Valuation allowance	(332,846)	—
Total deferred tax assets	30,584	342,369

Deferred tax liabilities

The significant components of the Company’s deferred tax liabilities were as follows:

	December 31,	December 31,
	2024	2023
	US$	US$
Deferred tax liabilities
Temporary difference of intangible asset	25,200	—
Total deferred tax liabilities	25,200	—

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

In August 2024, the Company issued 10,000 ordinary shares to a former independent director as compensation for his previous services.

On December 19, 2024, the Company entered into a Securities Purchase Agreement with a non-U.S. investor (the “Purchaser”) for a private placement offering, providing the sale and issuance of 1,470,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of US$10,010,700 at $6.81 per share (the “Offering”). The Offering was closed on December 26, 2024. Upon closing, the Company issued a total of 1,470,000 Ordinary Shares to the Purchaser following receipt of a total purchase price of US$10,010,700.

As of December 31, 2024, the total outstanding common shares after the share consolidation is 62,299,897 shares.

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Restricted Shares Award Granted to Employees

As of December 31, 2022, 2023 and 2024, there were no unvested restricted shares award issued under the 2011 Plan, 2020 Plan and the 2021 Plan. $558,395, nil and nil share-based compensation charged to operating expenses of continuing operations for the year ended December 31, 2022, 2023 and 2024 under the 2011 Plan, 2020 Plan and 2021 Plan.

As of December 31, 2024, no unrecognized share-based compensation related to RSUs issued to employees and unrecognized share-based compensation related to share options of continuing operations remained.

20. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of the relationships with related parties:

Name	Relationship with the Company
Zhiyou Wang	Former director of MFH’s affiliated companies, former shareholder of MFH
Radiance Holding (HK) Limited	Former shareholder of MFH
Ying Wang	Associated with Zhiyou Wang

As of December 31, 2024 and 2023, the amount due from the related party was nil.

As of December 31, 2024 and 2023, the following balance was due to the related party:

Net Amount due to the related party

		As of December 31, 2024	As of December 31, 2023
		US$	US$
Zhiyou Wang	(i)	236,575	243,219
Radiance Holding (HK) Limited	(ii)	273,000	273,000
Ying Wang	(iii)	400,000	400,000

i.	The amounts represent the payables of $236,575 due to Zhiyou Wang related to the Company’s PRC subsidiary Lianji Future borrowing from shareholders because of a temporary shortage of RMB funds. As of December 31, 2024, the Company has not yet repaid the loan due to the affiliated relationship between Zhiyou Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

ii.	The amounts represent the payables of $273,000 due to Radiance Holding (HK) Limited related to the Company’s borrowing shares from shareholders to pay agency fees with 100,000 ADSs of the Company. As of December 31, 2024, the Company has not yet repaid the loan due to the affiliated relationship between Radiance Holding (HK) Limited and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

iii.	On June 13, 2022, the Company issued a promissory note to Ying Wang, a Singapore resident associated with Zhiyou Wang, in the principal amount of up to USD$5,000,000 to provide for the Company’s working capital. The Note has a term of one year with the maturity date on June 1, 2023 and bears no interest other than any applicable imputed interest charged by the appropriate government authority. The balance of the Note may be prepaid at any time before the Maturity Date. As of December 31, 2024, the Company has not yet repaid the loan due to the affiliated relationship between Ying Wang and Wei Zhu. The Company may not repay the debt until the Company recovers the digital assets wrongly seized by the Sheyang County Public Security Bureau.

21. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain office premises under non-cancellable leases. Rental expenses under operating leases for the year ended December 31, 2024 is $288,594.

The future aggregate minimum lease payments under non-cancellable operating lease agreements were as follows:

Future Periods	US$
For the year ending December 31, 2025	288,594
Total	288,594

22. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2024, the Company’s PRC subsidiary did not have a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after-tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Company’s subsidiaries.

As the Company’s PRC subsidiaries have been operating at a loss, they have yet to set aside any certain statutory reserves as of December 31, 2024, and the appropriation to these reserves by the Company’s PRC subsidiary was $nil for the year ended December 31, 2024.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. As of December 31, 2024, the net assets of the Company’s PRC subsidiary were negative.

MERCURITY FINTECH HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

23. SUBSEQUENT EVENTS

A new private placement offering of approximately US$8 million

On January 9, 2025, the Company entered into a Securities Purchase Agreement with a non-U.S. investor for a private placement offering, providing the sale and issuance of 1,370,000 ordinary shares of the Company, par value $0.004 per share, for a total purchase price of US$8,041,900 at $5.87 per share (the “Offering”). The Offering had been closed on January 16, 2025.

The new Securities Purchase Agreement for the Unsecured Convertible Promissory Note

On February 3, 2025, the Company and the same investor (the “Purchaser” or “Holder”) entered into a new agreement of the Securities Purchase Agreement (the “Agreement”). By execution of this Agreement, the Purchaser hereby acknowledges and agrees that (i) the original promissory note dated February 2, 2023 (the “2023 Note”), issued pursuant to the Securities Purchase Agreement dated January 31, 2023, had an initial principal amount of US$9,000,000, of which the Company repaid US$1,500,000 upon its original maturity, and the remaining principal of US$7,500,000 was extended under an amendment dated February 2, 2024 (the “2024 Note”); (ii) upon the maturity of the 2024 Note, the Company repaid an additional US$4,000,000, reducing the outstanding principal to US$3,500,000; and (iii) upon issuance of the Note under this Agreement, the 2023 Note, as amended, will have been satisfied in full and deemed fully paid, with no further obligations owed by the Company under the 2023 Note or the 2024 Note.

Pursuant to the Agreement, the Company promises to pay interest on the Principal Amount at the rate of five percent (5%) per annum simple interest from the Issuance Date, both of which shall be paid on the date that is twelve (12) months after the Issuance Date (and if such date is not a Business Day, the next Business Day) (the “Maturity Date”) in accordance with the terms set forth herein. All interest calculations hereunder shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in accordance with the terms of this Note.

As set forth in the Note, at the election of the holder of the Note, such Note shall be convertible into certain number of ordinary shares of the Company at the Conversion Price, being 90% of the closing price, pursuant to Nasdaq.com, of the Company’s Ordinary Shares on the trading day immediately preceding the date of the Conversion Notice, which shall not be lower than the Floor Price, being 20% of the Nasdaq Official Closing Price of the Company’s Ordinary Shares immediately prior to the execution of this Agreement.

The development of the Company’s fully licensed broker dealer

On January 31, 2025, the Company announced a significant personnel appointment: Effective February 1, 2025, Mr. Wilfred Daye has been appointed as the Chief Strategy Officer of the Company and as the Chief Executive officer of JVDA, LLC (“JVDA”), which has been renamed as “Chaince Securities, LLC” in January 2025, a fully licensed broker dealer and the new subsidiary of the Company. The Company has entered into an employment agreement with Mr. Daye. As part of the employment arrangement, the employee shall receive 100,000 ordinary shares of the Company to be vested over a one-year period, issued and received in equal monthly installments.

On March 21, 2025 the Company announced its wholly owned subsidiary, Chaince Securities, LLC (formerly known as “JV Delaney & Associates”, “JVDA, LLC”) has successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”). This milestone approval, coming after an intensive regulatory review, marks a turning point in Chaince Securities, LLC’ evolution. It strengthens the firm’s position as a trusted broker-dealer that puts integrity and exceptional client service at the heart of every transaction and relationship. Specifically, the FINRA approval enhances Chaince Securities, LLC’ operational capabilities and ability to offer a comprehensive suite of financial services, including: Corporate equity securities brokerage, Underwriting and best-effort offerings, U.S. government securities brokerage, and Private placements of securities. Looking ahead, Chaince Securities, LLC plans to leverage this approval to provide strategic capital-raising solutions to micro and small-cap companies across diverse industries to further expand its market presence and client service capabilities.

The development of the Company’s new businesses for AI manufacturing

On February 19, 2025, the Company announced the formation of a majority-owned subsidiary in Hong Kong, Aifinity Base Limited (“Aifinity”). Aifinity plans to manufacture advanced liquid cooling panels specifically tailored for artificial intelligence (AI) infrastructure, high-performance computing (HPC). Aifinity will focus on addressing the growing challenge of managing heat in increasingly powerful artificial intelligence (“AI”) systems. By combining innovative liquid cooling technology with smart, easy-to-deploy components, Aifinity intends to manufacture cooling panels to handle the intense heat generated by modern AI computing systems, provided that it can install its manufacturing machinery and equipment properly and timely.

In the future, Aifinity aims to expand the cooling panel manufacturing further into comprehensive cooling solutions. Aifinity’s Strategic Focus Areas: a) Next-generation liquid cooling technologies for AI infrastructure and high-density computing; b) Advanced manifold cooling systems optimized for AI accelerators; c) Quick-coupling solutions for efficient cooling system deployment; d) High-efficiency cooling components for data center operations; e) Comprehensive thermal management solutions for AI clusters.

On March 7, 2025, Aifinity established a new subsidiary, Yingke Precision (Shenzhen) Intelligent Manufacturing Technology Co., Ltd. (“Yingke Precision”), in Shenzhen. Yingke Precision will set up a factory in Shenzhen and will undertake the production and manufacturing functions in Aifinity’s business planning in the future.

